As filed with the Securities and Exchange Commission on June
8
, 2023.
Registration
No. 333-268349

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
FORM
S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TLG ACQUISITION ONE CORP.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	6770 (Primary Standard Industrial Classification Code Number)	85-3310839 (I.R.S. Employer Identification Number)
515 North Flagler Drive, Suite 520
West Palm Beach, Florida 33401
(561)
945-8340
(Address, including zip code, and telephone number, including area
code, of registrant’s principal executive offices)

John Michael Lawrie
Chief Executive Officer
c/o TLG Acquisition One Corp.
515 North Flagler Drive, Suite 520
West Palm Beach, Florida 33401
(561)
945-8340
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to

Gerald M. Spedale Gibson, Dunn & Crutcher LLP 811 Main Street, Suite 3000 Houston, Texas 77002-6117 (346) 718-6600	John Michael Lawrie c/o TLG Acquisition One Corp. 515 North Flagler Drive, Suite 520 West Palm Beach, Florida 33401 (561) 945-8340	Barry I. Grossman David H. Landau Anthony Ain Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, New York 10105 (212) 370-1300

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this registration statement becomes effective and upon completion of the merger.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule
13e-4(i)
(Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule
14d-1(d)
(Cross-Border Third-Party Tender Offer)  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary joint proxy statement/consent solicitation statement/prospectus is not complete and may be changed. We may not sell the securities described in this preliminary joint proxy statement/consent solicitation statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary joint proxy statement/consent solicitation statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY JOINT PROXY STATEMENT/CONSENT SOLICITATION

STATEMENT/PROSPECTUS

DATED JUNE 8, 2023 SUBJECT TO COMPLETION

TLG ACQUISITION ONE CORP.

515 North Flagler Drive, Suite 520

West Palm Beach, Florida 33401

Dear Stockholder:

On November 13, 2022, TLG Acquisition One Corp., a Delaware corporation (“TLG”), and Eagle Merger Corp., a Delaware corporation and wholly-owned subsidiary of TLG (“Merger Sub”), entered into a Merger Agreement (as amended by the First Amendment to Merger Agreement dated December 23, 2022, the Second Amendment to Merger Agreement dated March 22, 2023, the Third Amendment to Merger Agreement dated June 8, 2023 and as it may be further amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”) with Electriq Power, Inc., a Delaware corporation (“Electriq”). If the transactions contemplated by the Merger Agreement are completed, Merger Sub will merge with and into Electriq, with Electriq surviving such merger as a wholly-owned subsidiary of TLG (the “Merger”). Upon consummation of the Merger and the other transactions contemplated by the Merger Agreement (together with the Merger, the “Business Combination”), the separate corporate existence of Electriq will cease and the holders of Electriq common stock, preferred stock, options, warrants and other convertible securities (collectively, the “Electriq equityholders”) will become equityholders of TLG, which will change its name to “Electriq Power Holdings, Inc.” in connection with the Business Combination. We refer to TLG after the consummation of the Business Combination as “New Electriq.”

As part of the Merger, Electriq equityholders will receive aggregate merger consideration (the “merger consideration”), consisting of 27,500,000 shares of TLG’s common stock, par value $0.0001 per share (“TLG common stock”), at an assumed value of $10.00 per share, plus (i) 3,391,250 additional shares of TLG common stock, being equal to the quotient obtained by dividing (x) the amount of equity raised by Electriq in any equity, debt or similar investments obtained by Electriq prior to closing of the Merger in connection with a private capital raise, by (y) $8.00 and (ii) 1,356,500 shares of TLG’s Series A Cumulative Redeemable Preferred Stock, par value $0.0001 per share (“TLG preferred stock” or “New Electriq preferred stock”), being equal to the number of shares of Electriq’s Series B Cumulative Redeemable Preferred Stock, par value $0.0001 per share (the “Electriq cumulative preferred stock”), outstanding immediately prior to the closing of the Merger multiplied by the Exchange Ratio (as defined in the Merger Agreement). The TLG preferred stock will have a cumulative dividend, payable in kind, of 15% per share, plus any accrued and unpaid dividends on each such share, and will be subject to mandatory redemption on the third anniversary of the original issue date of such shares, payable either in cash or in TLG common stock, at the option of the holder. As part of the merger consideration, holders of Electriq’s warrants and options not exercised prior to the Merger will receive replacement warrants and options, respectively, to purchase shares of TLG common stock based on the value of the merger consideration per share of Electriq common stock. See the section entitled “The Business Combination” on page 228 of the attached joint proxy statement/consent solicitation statement/prospectus for further information on the consideration being paid to the Electriq equityholders in the Merger.

On June 8, 2023, certain investors entered into subscription agreements with Electriq to purchase shares of Electriq common stock for $17.0 million (the “Pre-Closing Financings”), including (i) $10.0 million from John Michael Lawrie, the Chief Executive Officer of TLG and Chairman of the TLG board of directors, (ii) $4.5 million from an affiliate of an existing Electriq stockholder (the “Additional Investor”) and (iii) $2.5 million in the aggregate from funds managed by GBIF Management Ltd. (“Greensoil”) and another Electriq stockholder (collectively, the “Pre-Closing Electriq Investors”). In addition, on June 8, 2023, certain noteholders of Electriq entered into subscription agreements with Electriq pursuant to which such investors converted approximately $10.1 million of Electriq notes, including accrued interest (excluding the Lawrie Notes), into shares of Electriq common stock plus additional shares of Electriq common stock and Electriq cumulative preferred stock as an incentive (the “Pre-Closing Loan Conversion”).

In connection with the Pre-Closing Financings and Pre-Closing Loan Conversion, Mr. Lawrie, the Additional Investor, the Pre-Closing Electriq Investors and the Electriq noteholders will receive shares of Electriq common stock and shares of Electriq cumulative preferred stock as an incentive for their investment (the “Electriq Incentive”). Upon conversion in the Merger, the shares of Electriq common stock and Electriq cumulative preferred stock received in the Electriq Incentive will convert into shares of TLG common stock and shares of TLG preferred stock. Please see the section entitled “Summary of the Joint Proxy Statement/Consent Solicitation Statement/Prospectus—Recent Developments—Pre-Closing Financings and Loan Conversion” for further information.

On June 8, 2023 and                     , 2023, certain investors entered into subscription agreements with TLG to purchase 650,000 shares of TLG common stock for $6.5 million (the “Closing Financings”), including (i) $5.0 million from Mr. Lawrie for 500,000 shares of TLG common stock and (ii) $1.5 million from                      for 150,000 shares of TLG common stock. In connection with the Closing Financings, Mr. Lawrie and                      will receive, as an incentive for their investment, 250,000 shares and 75,000 shares, respectively, of TLG preferred stock at closing of the Merger. In addition, Mr. Lawrie entered into a subscription agreement to purchase up to 300,000 shares of TLG common stock at $10.00 per share for up to $3.0 million (the “Post-Closing Lawrie Investment”). To the extent Mr. Lawrie is required to purchase any shares of TLG common stock pursuant to the Post-Closing Lawrie Investment, Mr. Lawrie will receive up to 150,000 shares of TLG preferred stock as an incentive (one (1) share of TLG preferred stock for every two (2) shares of TLG common stock Mr. Lawrie purchases pursuant to the Post-Closing Lawrie Investment). The Post-Closing Lawrie Investment is only required to be funded 90 days after closing of the Merger to the extent the total funded in the Pre-Closing Financings, the Closing Financings, any amounts remaining in the trust account at closing of the Merger and any additional amounts raised by TLG from any other sources is less than $28.0 million in the aggregate. Please see the section entitled “Summary of the Joint Proxy Statement/Consent Solicitation Statement/Prospectus—Recent Developments—Closing Financings and Working Capital Loan Conversion” for further information.

In addition, Mr. Lawrie signed an agreement on June 8, 2023 to convert his two secured convertible promissory notes (the “Lawrie Notes”) in the aggregate amount of $8.5 million into 1,062,500 shares of TLG common stock and 425,000 shares of TLG preferred stock (the “Lawrie Notes Conversion” and, together with the Pre-Closing Financings, the Pre-Closing Loan Conversion, the Closing Financings, the Post-Closing Lawrie Investment and the Working Capital Loan Conversion (defined below) the “Financing Transactions”). The Lawrie Notes Conversion is subject to the closing of the Merger.

On June 8, 2023, Sponsor agreed at the closing of the Merger to (i) relinquish and cancel, for no consideration, an additional 3,270,652 shares of its TLG Class F common stock and all of the 4,666,667 private placement warrants that it received in connection with TLG’s initial public offering (the “Sponsor IPO Private Placement Warrants”) and (ii) convert approximately $8.3 million of working capital loans into approximately 830,300 shares of TLG common stock and 415,150 shares of TLG preferred stock (the “Working Capital Loan Conversion”). The remaining $1.5 million of working capital loans will be converted into 1,000,000 warrants with terms identical to the terms of the Sponsor IPO Private Placement Warrants (the “Working Capital Private Placement Warrants”). Please see the section entitled “Summary of the Joint Proxy Statement/Consent Solicitation Statement/Prospectus—Recent Developments—Closing Financings and Working Capital Loan Conversion” for further information.

Immediately after the effective time of the Merger, the Electriq equityholders (other than Mr. Lawrie) will hold approximately 68.3% of the issued and outstanding TLG common stock, the current stockholders of TLG (including the persons who currently hold shares of TLG Class F common stock and the shares of TLG common stock Mr. Lawrie will receive at the closing of the Merger) will hold approximately 30.7% of the issued and outstanding TLG common stock and the other financing stockholders described in clause (iv) below will hold approximately 1.0% of the issued and outstanding TLG common stock, which pro forma ownership (i) assumes no holder of TLG common stock issued in TLG’s initial public offering (“Public Shares”) exercises such holder’s Redemption Rights (as defined below) in connection with the Merger, (ii) does not take into account the TLG common stock issuable upon the exercise of the warrants issued in TLG’s initial public offering (the “Public Warrants”), the private placement warrants issued to RBC Capital Markets, LLC in connection with TLG’s initial public offering and the Working Capital Private Placement Warrants, (iii) assumes the exercise of all Electriq warrants and options prior to the closing of the Merger, whether vested or unvested, (iv) assumes TLG raises $3.0 million of additional equity financing through the issuance of 300,000 shares of TLG common stock and 150,000 shares of TLG preferred stock, (v) assumes no shares are issued pursuant to the Post-Closing Lawrie Investment, (vi) assumes the Financing Transactions are consummated and (vii) does not reflect the potential dilutive effect of the TLG preferred stock.

Assuming 3,974,203 of the Public Shares are redeemed for cash (or approximately 50.0% of the outstanding Public Shares as of the date of this joint proxy statement/consent solicitation statement/prospectus), such percentages will be approximately 75.2%, 23.7% and 1.1%, respectively. Assuming 7,804,727 of the Public Shares are redeemed for cash such that the trust account will contain approximately $1.5 million upon consummation of the Business Combination (or 98.2% of the outstanding Public Shares as of the date of this joint proxy statement/consent solicitation statement/prospectus), such percentages will be approximately 83.2%, 15.5% and 1.3%, respectively.

TLG’s Units and Class A common stock are publicly traded on the New York Stock Exchange (“NYSE”). On November 4, 2022, the NYSE suspended trading in the Public Warrants based on “abnormally low” price levels pursuant to Section 802.01D of the NYSE Listed Company Manual. The NYSE delisted the Public Warrants and filed a notification of removal from listing on November 21, 2022. TLG cannot assure you that New Electriq warrants will be listed on the NYSE. New Electriq will not have units traded on the NYSE following the consummation of the Business Combination and the Units will automatically be separated into their component securities without any action needed to be taken on the part of the holders. No fractional warrants will be issued upon separation of the Units and, if listed, only whole warrants will trade on the NYSE. TLG intends to apply to continue the listing of the New Electriq common stock on the NYSE and list the shares of New Electriq common stock to be issued in connection with the Business Combination and related matters on the NYSE under the proposed symbol “ELIQ” upon the closing of the Business Combination. It is a condition of the consummation of the Merger that the New Electriq common stock to be issued in connection with the Business Combination is approved for listing on the NYSE (subject only to official notice of issuance thereof and round lot holder requirements), but there can be no assurance such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition set forth in the Merger Agreement is waived by the parties to the Merger Agreement.

TLG and Electriq cannot complete the Business Combination unless (i) TLG’s stockholders approve the Merger Agreement and the transactions contemplated thereby, including the issuance of TLG common stock and TLG preferred stock to be issued as part of the merger consideration pursuant to the Business Combination, and (ii) Electriq’s stockholders consent to adoption and approval of the Merger Agreement and the transactions contemplated thereby. TLG is sending you this joint proxy statement/consent solicitation statement/prospectus to ask you to vote in favor of these and the other matters described in this joint proxy statement/consent solicitation statement/prospectus.

TLG will hold a special meeting of stockholders in lieu of the 2023 annual meeting of its stockholders (the “Special Meeting”) to consider matters relating to the proposed Business Combination. The Special Meeting will be held at                    a.m. Eastern Time, on                    , 2023, in virtual format.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF TLG COMMON STOCK YOU OWN. To ensure your representation at the Special Meeting, please complete and return the enclosed proxy card or submit your proxy by following the instructions contained in this joint proxy statement/consent solicitation statement/prospectus and on your proxy card. Please submit your proxy promptly whether or not you expect to attend the meeting. Submitting a proxy now will NOT prevent you from being able to vote in person (including presence at a virtual meeting) at the meeting. If you hold your shares in “street name,” you should instruct your broker, bank, or other nominee how to vote in accordance with the voting instruction form you receive from your broker, bank, or other nominee.

The TLG board of directors (including any required committee or subgroup thereof) has unanimously approved the Merger Agreement and the transactions contemplated thereby and recommends that TLG stockholders vote “FOR” the approval of the Merger Agreement and the transactions contemplated thereby; “FOR” the Charter Proposal; “FOR” the Non-Binding Governance Proposals; “FOR” the NYSE Proposal; “FOR” the Director Election Proposal; “FOR” the Equity Incentive Plan Proposal; and “FOR” the Adjournment Proposal, if presented, and in each case as described in the accompanying joint proxy statement/consent solicitation statement/prospectus.

The Electriq board of directors has unanimously approved the Merger Agreement and the transactions contemplated thereby and recommends that Electriq stockholders consent to, adopt and approve the Merger Agreement and the transactions contemplated thereby.

TLG is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, and is therefore eligible to take advantage of certain reduced reporting requirements otherwise applicable to other public companies.

This joint proxy statement/consent solicitation statement/prospectus provides you with detailed information about the proposed Business Combination. It also contains or references information about TLG and Electriq and certain related matters. You are encouraged to read this joint proxy statement/consent solicitation statement/prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page 38 for a discussion of the risks you should consider in evaluating the proposed Business Combination and how it will affect you.

If you have any questions regarding the accompanying joint proxy statement/consent solicitation statement/prospectus, you may contact our proxy solicitor, Morrow Sodali LLC:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, CT 06902

Stockholders may call toll-free: (800) 662-5200

Banks and brokers may call collect: (203) 658-9400

Email: TLGA.info@investor.morrowsodali.com

Sincerely,

John Michael Lawrie

Chief Executive Officer and Chairman of the Board of Directors

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Merger, the issuance of shares of TLG common stock in connection with the Merger, the Business Combination or the other transactions described in this joint proxy statement/consent solicitation statement/prospectus, or passed upon the adequacy or accuracy of the disclosure in this joint proxy statement/consent solicitation statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/consent solicitation statement/prospectus is dated                     , 2023, and is first being furnished to stockholders of TLG on or about                     , 2023.

TLG ACQUISITION ONE CORP.

515 North Flagler Drive, Suite 520

West Palm Beach, Florida 33401

(561) 945-8340

NOTICE OF

SPECIAL MEETING IN LIEU OF THE 2023 ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON                    , 2023

TO THE STOCKHOLDERS OF TLG:

NOTICE IS HEREBY GIVEN that a special meeting in lieu of the 2023 annual meeting of stockholders of TLG Acquisition One Corp., a Delaware corporation (“TLG”), will be held at                    Eastern Time, on                    , 2023, in virtual format (the “Special Meeting”). You are cordially invited to attend the Special Meeting, which will be held for the following purposes:

(1)

The Business Combination Proposal—To consider and vote upon a proposal to approve the Merger Agreement, dated as of November 13, 2022 (as amended by the First Amendment to Merger Agreement dated December 23, 2022, the Second Amendment to Merger Agreement dated March 22, 2023, the Third Amendment to Merger Agreement dated June 8, 2023 and as it may be further amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), by and among TLG, Eagle Merger Corp., a Delaware corporation and wholly-owned subsidiary of TLG (“Merger Sub”), and Electriq Power, Inc., a Delaware corporation (“Electriq”), and the transactions contemplated thereby, pursuant to which Merger Sub will merge with and into Electriq (the “Merger”), with Electriq surviving the Merger as a wholly-owned subsidiary of TLG. A copy of the Merger Agreement, the First Amendment to Merger Agreement, the Second Amendment to Merger Agreement and the Third Amendment to Merger Agreement are attached to this joint proxy statement/consent solicitation statement/prospectus as Annex A, Annex A-1, Annex A-2 and Annex A-3, respectively (the “Business Combination Proposal”);

(2)

The Charter Proposal—To consider and vote upon a proposal to adopt the Second Amended and Restated Certificate of Incorporation (the “Proposed Charter”) of New Electriq in the form attached hereto as Annex B (the “Charter Proposal”);

(3)

The Non-Binding Governance Proposals—To consider and vote upon seven separately presented proposals to approve certain governance provisions in the Proposed Charter and New Electriq’s bylaws (collectively, the “Non-Binding Governance Proposals”), which are being separately presented in accordance with SEC guidance and which will each be voted upon on a non-binding advisory basis;

(4)

The NYSE Proposal—To consider and vote upon a proposal to approve, for purposes of complying with applicable listing rules of the New York Stock Exchange (the “NYSE”): (i) the issuance of shares of TLG common stock to Electriq equityholders pursuant to the Merger Agreement, together with shares of New Electriq common stock upon exercise of replacement warrants and options to purchase shares of New Electriq common stock issued to holders of Electriq’s warrants and options not exercised prior to the Merger; (ii) the issuance of shares of TLG common stock upon conversion of the Class F common stock and in connection with the Closing Financings, the Post-Closing Lawrie Investment, the Working Capital Loan Conversion and the Lawrie Notes Conversion; (iii) the reservation for issuance of the shares of New Electriq common stock issuable upon the conversion of shares of TLG preferred stock that are expected to be issued in connection with the closing of the Merger, the Closing Financings, the Post-Closing Lawrie Investment, the Working Capital Loan Conversion and the Lawrie Notes Conversion; and (iv) the reservation for issuance of the shares of New Electriq common stock issuable upon the exercise of up to 1,000,000 warrants of New Electriq that are expected to be issued to satisfy up to $1,500,000 of the outstanding Working Capital Loans (as defined below) (the “NYSE Proposal”);

(5)

The Director Election Proposal—To consider and vote upon a proposal to elect the seven directors named in the accompanying joint proxy statement/consent solicitation statement/prospectus to serve on the Board of Directors of New Electriq (the “Board”) until the 2024 annual meeting of New Electriq stockholders and, in each case, until their respective successors are duly elected and qualified (the “Director Election Proposal”);

(6)	The Equity Incentive Plan Proposal—To consider and vote upon a proposal to approve and adopt the Electriq Power Holdings, Inc. 2023 Equity Incentive Plan (the “Equity Incentive Plan Proposal”); and

(7)

The Adjournment Proposal—To consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary or desirable, at the determination of the TLG Board (the “Adjournment Proposal” and, together with the Business Combination Proposal, the Charter Proposal, the NYSE Proposal, the Non-Binding Governance Proposals, the Director Election Proposal and the Equity Incentive Plan Proposal, each, a “Proposal” and collectively, the “Proposals”).

These items of business are described in the attached joint proxy statement/consent solicitation statement/prospectus, which we encourage you to read in its entirety before voting. Only holders of record of Class A common stock and TLG’s Class F common stock, par value $0.0001 per share (“Class F common stock”), at the close of business on                    , 2023 (the “TLG Record Date”) are entitled to notice of the Special Meeting and to vote and have their votes counted at the Special Meeting and any adjournments or postponements of the Special Meeting.

Pursuant to TLG’s Existing Charter, TLG will provide holders of its Class A common stock with the opportunity to redeem their Public Shares for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account, which holds certain proceeds of the TLG IPO, as of two business days prior to the consummation of the transactions contemplated by the Business Combination Proposal (including interest earned on the funds held in the Trust Account and not previously released to TLG to pay its taxes). For illustrative purposes, based on funds in the Trust Account of approximately $            million on the TLG Record Date, the estimated per share redemption price would have been approximately $            , excluding additional interest earned on the funds held in the Trust Account and not previously released to TLG to pay taxes. Public stockholders may elect to redeem their shares even if they vote for the Business Combination Proposal. A holder of Public Shares, together with any of his, her or its affiliates or any other person with whom he, she or it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking Redemption Rights with respect to more than 15% of the Public Shares without the consent of TLG. Accordingly, all Public Shares in excess of 15% held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed for cash without the consent of TLG. Sponsor and the other holders of Class F common stock have agreed to waive their Redemption Rights in connection with the consummation of the Merger with respect to any shares of TLG common stock they may hold.

After careful consideration, TLG’s board of directors (the “TLG Board”) has determined that the Business Combination Proposal, the Charter Proposal, the NYSE Proposal, the Equity Incentive Plan Proposal and the Adjournment Proposal are advisable, fair to and in the best interests of TLG and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” each of the Non-Binding Governance Proposals, “FOR” the NYSE Proposal, “FOR” the Director Election Proposal, “FOR” the Equity Incentive Plan Proposal and “FOR” the Adjournment Proposal, if presented.

The approval of each of the Business Combination Proposal, the Non-Binding Governance Proposals, the NYSE Proposal, the Equity Incentive Plan Proposal and the Adjournment Proposal, if presented, requires the affirmative vote of a majority of the votes cast by the holders of shares of Class A common stock and Class F common stock, present in person (including presence at a virtual meeting) or represented by proxy, voting as a single class. The approval of the Charter Proposal requires the affirmative vote of (i) a majority of the outstanding shares of Class A common stock, voting separately as a single class; (ii) a majority of the outstanding shares of Class F common stock, voting separately as a single class; and (iii) a majority of the outstanding shares of Class A common stock and Class F common stock, voting as a single class. The approval of the Director Election Proposal requires the affirmative vote of a plurality of the votes cast by the holders of Class F common stock, present in person (including presence at a virtual meeting) or represented by proxy, voting separately as a single class.

Consummation of the Business Combination is conditioned on the approval of the Business Combination Proposal, the Charter Proposal, the NYSE Proposal and the Equity Incentive Plan Proposal, subject to the terms of the Merger Agreement. The Merger is not conditioned on the Director Election Proposal, the Non-Binding Governance Proposals or the Adjournment Proposal. If the Business Combination Proposal is not approved, the other Proposals (except the Adjournment Proposal) will not be presented to the stockholders for a vote. The joint proxy statement/consent solicitation statement/prospectus accompanying this notice explains the Merger Agreement and the transactions contemplated thereby, as well as the Proposals to be considered at the Special Meeting. Please review the joint proxy statement/consent solicitation statement/prospectus carefully.

TLG’s stockholders should be aware that effective as of April 10, 2023, Truist Securities, Inc. (“Truist”) resigned from, and ceased or refused to act in, every capacity and relationship in which it was previously described in the joint proxy statement/consent solicitation statement/prospectus. Truist also waived its entitlement to its financial advisory fee of approximately $3.3 million and has also disclaimed responsibility for any part of the joint proxy statement/consent solicitation statement/prospectus. Effective as of May 10, 2023, RBC Capital Markets, LLC (“RBC), the sole underwriter of TLG’s initial public offering, resigned from, and ceased or refused to act in, every capacity and relationship in which it was previously described in the joint proxy statement/consent solicitation statement/prospectus and waived its entitlement to the deferred underwriting fee of $14.0 million. The primary services rendered by Truist in connection with the Business Combination included serving as financial advisor to the TLG Board, structuring agent in connection with the financings related to the Business Combination, supporting the preparation of the investor presentations at the direction of TLG’s management and providing general advisory services in the context of proposed targets of TLG. RBC had not been formally retained in connection with the Business Combination. TLG stockholders should be aware that the resignation of Truist and the waiver of the deferred underwriting fee by RBC may be an indication that they do not want to be associated with the disclosure in the joint proxy statement/consent solicitation statement/prospectus or the transactions contemplated thereby, and TLG stockholders should not place any reliance on the participation of these banks prior to such resignation and fee waiver in the transactions contemplated in the joint proxy statement/consent solicitation statement/prospectus. Please see the section entitled “Summary of the Joint Proxy Statement/Consent Solicitation Statement/Prospectus—Recent Developments” for additional information.

The Special Meeting will be held in virtual meeting format only. You will not be able to attend the Special Meeting physically. To ensure your representation at the Special Meeting, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker, bank, or other nominee on how to vote your shares.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the Special Meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

If you have any questions or need assistance voting your shares, please call our proxy solicitor, Morrow Sodali LLC:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, CT 06902

Stockholders may call toll-free: (800) 662-5200

Banks and brokers may call collect: (203) 658-9400

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors

John Michael Lawrie
Chief Executive Officer and Chairman of the Board of Directors

                    , 2023

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST ELECT TO HAVE TLG REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO TLG’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE SPECIAL MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT AND WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “TLG’S SPECIAL MEETING OF STOCKHOLDERS—REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

NOTICE OF SOLICITATION OF WRITTEN CONSENT

To the Stockholders of Electriq Power, Inc.:

On November 13, 2022, TLG Acquisition One Corp., a Delaware Corporation (“TLG”), and Eagle Merger Corp., a Delaware corporation and wholly-owned subsidiary of TLG (“Merger Sub”), entered into a Merger Agreement (as amended by the First Amendment to Merger Agreement dated December 23, 2022, the Second Amendment to Merger Agreement dated March 22, 2023, the Third Amendment to Merger Agreement dated June 8, 2023 and as it may be further amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”) with Electriq Power, Inc., a Delaware corporation (“Electriq”). If the transactions contemplated by the Merger Agreement are completed, Merger Sub will merge with and into Electriq, with Electriq surviving such merger as a wholly-owned subsidiary of TLG (the “Merger”). Upon consummation of the Merger and the other transactions contemplated by the Merger Agreement (together with the Merger, the “Business Combination”), the separate corporate existence of Electriq will cease and the holders of Electriq common stock, preferred stock, options, warrants and other convertible securities (collectively, the “Electriq equityholders”) will become equityholders of TLG, which will change its name to “Electriq Power Holdings, Inc.” in connection with the Business Combination. We refer to TLG after the consummation of the Business Combination as “New Electriq.”

The accompanying joint proxy statement/consent solicitation statement/prospectus is being delivered to you on behalf of Electriq’s board of directors (the “Electriq Board”) to request that Electriq’s stockholders as of the record date of                     , 2023 execute and return written consents to adopt the Merger Agreement and approve the Business Combination.

The joint proxy statement/consent solicitation statement/prospectus describes the proposed Business Combination and the actions to be taken in connection with the Business Combination and provides additional information about the parties involved. Please give this information your careful attention. A copy of the Merger Agreement, the First Amendment to Merger Agreement, the Second Amendment to Merger Agreement and the Third Amendment to Merger Agreement are attached to the joint proxy statement/consent solicitation statement/prospectus as Annex A, Annex A-1, Annex A-2 and Annex A-3, respectively.

A summary of the appraisal rights that may be available to you is described in the joint proxy statement/consent solicitation statement/prospectus in the subsection entitled “Electriq’s Solicitation of Written Consents — Appraisal Rights of Electriq Stockholders.” Please note that if you wish to exercise appraisal rights, you must not sign and return a written consent adopting the Merger Agreement. However, so long as you do not return a consent form at all, it is not necessary to affirmatively vote against or disapprove the Business Combination. In addition, you must take all other steps necessary to perfect your appraisal rights, as described in the aforementioned section of the joint proxy statement/consent solicitation statement/prospectus.

The Electriq Board has considered the Business Combination and the terms of the Merger Agreement and has determined unanimously that the Business Combination and the Merger Agreement are advisable, fair to and in the best interests of Electriq and Electriq’s stockholders and recommends that Electriq’s stockholders adopt the Merger Agreement and approve the Business Combination by submitting a written consent. As described in the joint proxy statement/consent solicitation statement/prospectus, certain stockholders of Electriq, whose ownership interests collectively represent the outstanding shares of Electriq common stock and Electriq non-cumulative preferred stock sufficient to approve the Business Combination on behalf of Electriq, are parties to the Support Agreement with TLG whereby such stockholders agreed to vote all of their shares of Electriq common stock and Electriq pre-2023 preferred stock in favor of approving the Business Combination and other proposed transactions contemplated by the Merger Agreement.

Please complete, date and sign the written consent furnished with the joint proxy statement/consent solicitation statement/prospectus and return it promptly to Electriq by one of the means described in the section entitled “Electriq’s Solicitation of Written Consents.”

If you have any questions concerning the Merger Agreement, the Business Combination, the consent solicitation or the accompanying joint proxy statement/consent solicitation statement/prospectus, or if you have any questions about how to deliver your written consent, please email                     or contact Electriq at                     , Attention: Chief Executive Officer.

Frank Magnotti
Chief Executive Officer

i

ADDITIONAL INFORMATION

This joint proxy statement/consent solicitation statement/prospectus incorporates important business and financial information about TLG and Electriq that is not included in or delivered with the document. You may request copies of this joint proxy statement/consent solicitation statement/prospectus and any other publicly available information concerning TLG, without charge, by written request to TLG Acquisition One Corp., 515 North Flagler Drive, Suite 520, West Palm Beach, Florida 33401, or by telephone request at (561) 945-8340; or Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing TLGA.info@investor.morrowsodali.com or from the SEC through the SEC website at www.sec.gov.

In order for TLG’s stockholders to receive timely delivery of the documents in advance of the special meeting of TLG stockholders to be held on                     , 2023 you must request the information no later than five business days prior to the date of the special meeting, by                     , 2023.

BASIS OF PRESENTATION AND GLOSSARY

As used in this joint proxy statement/consent solicitation statement/prospectus, unless otherwise noted or the context otherwise requires, references to:

“Canadian Securities Laws” means the securities laws of each province and territory of Canada, and the rules, instruments, regulations, notices and policies of each securities commission or other securities regulatory authority in each province or territory in Canada;

“Class A common stock” or “TLG Class A common stock” are to the shares of TLG’s Class A common stock, par value $0.0001 per share, prior to the Merger, and to shares of New Electriq common stock after the Merger;

“Class F common stock” or “TLG Class F common stock” are to the shares of TLG’s Class F common stock, par value $0.0001 per share, prior to the Merger;

“Closing” are to the closing of the Merger;

“Closing Financings” are to the purchase of an aggregate of 650,000 shares of TLG common stock for $6.5 million at Closing, including (i) $5.0 million from Mr. Lawrie for 500,000 shares of TLG common stock, together with 250,000 shares of TLG preferred stock as an incentive, and (ii) $1.5 million from                      for 150,000 shares of TLG common stock, together with 75,000 shares of TLG preferred stock as an incentive;

“Code” are to the U.S. Internal Revenue Code of 1986, as amended;

“common stock” or “TLG common stock” are, as the context requires, to the Class A common stock and Class F common stock prior to the Merger, and to shares of New Electriq common stock after the Merger;

“Company” are, as the context requires, to Electriq or TLG;

“Completion Window” are to the period beginning on the closing date of the TLG IPO and ending on the 24-month anniversary of such date during which TLG seeks to complete an initial business combination (as such period may be extended pursuant to one additional monthly Extension to August 1, 2023), pursuant to the terms of its Existing Charter;

“DGCL” are to the Delaware General Corporation Law, as may be amended from time to time;

“Effective Time” are to the effective time of the Merger;

“Electriq” are to Electriq Power, Inc., a Delaware corporation;

“Electriq capital stock” are to Electriq common stock and Electriq preferred stock;

“Electriq common stock” are to the Common Stock of Electriq, par value $0.0001 per share;

“Electriq convertible instruments” are to the agreements set forth in the Merger Agreement under the definition of “Company Convertible Instruments”;

“Electriq convertible securities” are to the Electriq options, the Electriq convertible instruments, the Lawrie Note and the Electriq warrants, other than the Electriq cumulative preferred stock;

“Electriq cumulative preferred stock” are to shares of the Series B Cumulative Redeemable Preferred Stock of Electriq, par value $0.0001 per share;

“Electriq options” are to options exercisable for shares of Electriq common stock, whether vested or not vested, that are issued and outstanding under the 2015 Equity Incentive Plan immediately prior to the Effective Time, which will be assumed by New Electriq upon consummation of the Merger;

“Electriq pre-2023 preferred stock” are to shares of the Seed Preferred of Electriq, par value $0.0001 per share, the Seed-1 Preferred of Electriq, par value $0.0001 per share, and the Seed-2 Preferred of Electriq, par value $0.0001 per share;

“Electriq preferred stock” are to shares of Electriq cumulative preferred stock and Electriq pre-2023 preferred stock;

“Electriq stockholders” are to the stockholders of Electriq prior to the closing of the Merger;

“Electriq warrants” are to the warrants to purchase Electriq common stock, whether vested or not vested, that are issued and outstanding immediately prior to the Effective Time, which will be assumed by New Electriq upon consummation of the Merger;

“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

“Exchange Ratio” are to a fraction (a) the numerator of which is the merger consideration and (b) the denominator of which is the Total Company Shares Outstanding;

“Existing Bylaws” are to the Bylaws of TLG Acquisition One Corp., dated October 2, 2020;

“Existing Charter” are to the Amended and Restated Certificate of Incorporation of TLG Acquisition One Corp., dated January 27, 2021, as amended by the Amendment to the Amended and Restated Certificate of Incorporation of TLG Acquisition One Corp., dated December 19, 2022;

“Extension” are to any extension of, in accordance with the Existing Bylaws, Existing Charter and TLG’s final prospectus, dated January 27, 2021, and filed with the SEC on January 29, 2021, the deadline by which TLG must complete its initial business combination. On December 19, 2022, TLG obtained stockholder approval to allow the Company to extend the time by which the Company must complete its initial business combination on a monthly basis up to six times from February 1, 2023 to August 1, 2023 by depositing into the Trust Account the lesser of (i) an aggregate of $600,000 or (ii) $0.06 for each issued and outstanding Public Share that has not been redeemed for each one-month Extension;

“Financing Transactions” are to the Pre-Closing Financings, the Pre-Closing Loan Conversion, the Closing Financings, the Lawrie Notes Conversion, the Post-Closing Lawrie Investment and the Working Capital Loan Conversion;

“GAAP” are to generally accepted accounting principles in the United States;

“Greensoil” are to GBIF Management Ltd., which manages funds which are the owners of a majority of the shares of Electriq pre-2023 preferred stock;

“Insider Letter Agreement” are to that certain Letter Agreement, dated January 27, 2021, between Sponsor, certain affiliates of Sponsor and TLG;

“Investment Company Act” are to the Investment Company Act of 1940, as amended;

“Investment Management Trust Agreement” are to that certain investment management trust agreement, dated January 27, 2021, by and between TLG and Continental Stock Transfer & Trust Company, a New York limited purpose trust company, as trustee, as amended by the Amendment No. 1 to the Investment Management Trust Agreement, dated December 19, 2022, between TLG and Continental Stock Transfer & Trust Company;

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“Lawrie Notes” are to certain secured convertible promissory notes to be issued by Electriq in favor of John Michael Lawrie, as contemplated by that certain Amended and Restated Securities Purchase Agreement, dated December 23, 2022, as amended on March 22, 2023, between Electriq and John Michael Lawrie;

“Lawrie Notes Capital Raise” are to the sale by Electriq to John Michael Lawrie of the Lawrie Notes;

“Lawrie Notes Conversion” are to the conversion of the Lawrie Notes into 1,062,500 shares of TLG common stock and 425,000 shares of TLG preferred stock, which is subject to the Closing;

“Merger Sub” are to Eagle Merger Corp., a Delaware corporation and wholly-owned subsidiary of TLG;

“New Electriq” are to TLG following the consummation of the Business Combination;

“New Electriq common stock” are to shares of Class A common stock, par value $0.0001 per share, of New Electriq after the Merger;

“New Electriq preferred stock” are to shares Series A Cumulative Redeemable Preferred Stock, par value $0.0001 per share, of New Electriq after the Merger;

“New Electriq Private Placement Warrants” are to (i) the 2,000,000 Private Placement Warrants issued to RBC Capital Markets, LLC in a private placement simultaneously with the closing of the TLG IPO after the assumption of such warrants by New Electriq at the Effective Time together with (ii) the 1,000,000 Private Placement Warrants to be issued to Sponsor in connection with the Working Capital Loan Conversion;

“New Electriq Public Warrants” are to the Public Warrants after the assumption thereof by New Electriq at the Effective Time;

“New Electriq Warrants” are to the New Electriq Public Warrants and the New Electriq Private Placement Warrants, collectively;

“Post-Closing Lawrie Investment” are to the purchase by Mr. Lawrie of up to 300,000 shares of TLG common stock at $10.00 per share, together with up to 150,000 shares of TLG preferred stock as an incentive, for up to $3.0 million, which is only required to be funded 90 days after closing of the Merger to the extent the total funded in the Pre-Closing Financings, the Closing Financings plus any amounts remaining in the Trust Account at closing of the Merger and any additional amounts raised by TLG from any other sources is less than $28.0 million in the aggregate;

“Pre-Closing Financings” are to the purchase of an aggregate of shares of Electriq common stock for $17.0 million, together with shares of Electriq cumulative preferred stock as an incentive, including (i) $10.0 million from Mr. Lawrie, (ii) $4.5 million from an affiliate of an existing Electriq stockholder (the “Additional Investor”), and (iii) $2.5 million in the aggregate from funds managed by Greensoil, and another Electriq stockholder (collectively, the “Pre-Closing Electriq Investors”);

“Pre-Closing Loan Conversion” are to the conversion of approximately $10.1 million of Electriq notes, including accrued interest (excluding the Lawrie Notes), to shares of Electriq common stock plus additional shares of Electriq common stock and Electriq cumulative preferred stock as an incentive;

“Private Capital Raise” are to any equity investments obtained by Electriq prior to Closing in connection with a private capital raise;

“Private Placement Warrants” are to (i) the 4,666,667 warrants to purchase shares of Class A common stock issued to Sponsor in a private placement simultaneously with the closing of the TLG IPO, which will be relinquished and cancelled for no consideration at the Effective Time, (ii) 2,000,000 warrants to purchase shares of Class A common stock issued to RBC Capital Markets, LLC in a private placement simultaneously with the closing of the TLG IPO, which will be assumed by New Electriq at the Effective Time, and (iii) 1,000,000 warrants to purchase shares of TLG Class A common stock to be issued to Sponsor in connection with the Working Capital Loan Conversion, which will be assumed by New Electriq at the Effective Time;

“Public Shares” are to shares of Class A common stock sold as part of the Units in the TLG IPO (whether they were purchased in the TLG IPO or thereafter in the open market);

“public stockholders” are to the holders of TLG’s Public Shares, including Sponsor and TLG’s management team to the extent Sponsor and/or members of the TLG management team purchase Public Shares; provided, that Sponsor’s and each member of the management team’s status as a “public stockholder” will only exist with respect to such Public Shares;

“Public Warrants” are to the redeemable warrants to purchase shares of Class A common stock sold as part of the Units in the TLG IPO (whether they were purchased in the TLG IPO or thereafter in the open market), which will be assumed by New Electriq at the Effective Time;

“RBC” are to RBC Capital Markets, LLC;

“Replacement Options” are to the options issued at the Effective Time to holders of Electriq options not exercised prior to the Merger;

“Replacement Warrants” are to the warrants issued at the Effective Time to holders of Electriq warrants not exercised prior to the Merger;

“Retained Sponsor Shares” are to 1,090,217 shares of TLG Class F common stock that will not be relinquished by Sponsor prior to the Closing, which will convert into 1,090,217 shares of New Electriq common stock at Closing;

“SEC” are to the U.S. Securities and Exchange Commission;

“Securities Act” are to the Securities Act of 1933, as amended;

“Sponsor” are to TLG Acquisition Founder LLC, a Delaware limited liability company, which is TLG’s sponsor;

“TLG” are to TLG Acquisition One Corp., a Delaware corporation;

“TLG capital stock” are to the TLG common stock and the TLG preferred stock;

“TLG IPO” are to the initial public offering by TLG, which closed on February 1, 2021;

“TLG preferred stock” are to the shares Series A Cumulative Redeemable Preferred Stock, par value $0.0001 per share, of New Electriq after the Merger, which will have substantially the same features as the Electriq cumulative preferred stock;

“Total Company Shares Outstanding” are to, without duplication, as of immediately before the Effective Time, the sum of (a) the number of issued and outstanding shares of Electriq common stock (after giving effect to the conversion of Electriq pre-2023 preferred stock and the conversion of all Electriq SAFEs and any Electriq stock options and Electriq warrants that are converted to Electriq common stock prior to the Closing), (b) treating all outstanding Electriq convertible securities as fully vested (as applicable) and as if the Electriq convertible securities (other than the Lawrie Notes) had been converted, exchanged or exercised in full as of the Effective Time (calculated using the treasury stock method of accounting);

“Trust Account” are to the trust account established by TLG for the benefit of its stockholders with Continental Stock Transfer & Trust Company;

“Units” are to the units sold in the TLG IPO (whether they were purchased in the TLG IPO or thereafter in the open market) with each unit consisting of one Public Share and one-third of one Public Warrant;

“Warrants” are to the Public Warrants and the Private Placement Warrants, collectively; and

“Working Capital Loan Conversion” are to the conversion of approximately $9.8 million of working capital loans, comprised of (i) approximately $8.3 million of working capital loans at Closing into approximately 830,300 shares of TLG common stock and 415,150 shares of TLG preferred stock as an incentive and (ii) approximately $1.5 million of working capital loans for 1,000,000 Private Placement Warrants.

Unless specified otherwise, amounts in this joint proxy statement/consent solicitation statement/prospectus are presented in U.S. dollars.

Defined terms in the financial statements contained in this joint proxy statement/consent solicitation statement/prospectus have the meanings ascribed to them in the financial statements.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

TLG, Electriq and Electriq’s subsidiaries own or have rights to trademarks, trade names and service marks that they use in connection with the operation of their business. In addition, their names, logos and website names and addresses are their trademarks or service marks. Other trademarks, trade names and service marks appearing in this joint proxy statement/consent solicitation statement/prospectus are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this joint proxy statement/consent solicitation statement/prospectus are listed without the applicable ®, TM and SM symbols, but they will assert, to the fullest extent under applicable law, their rights to these trademarks, trade names and service marks.

QUESTIONS AND ANSWERS

The questions and answers below highlight only selected information from this joint proxy statement/consent solicitation statement/prospectus and only briefly address some commonly asked questions about the Business Combination, the Special Meeting, the proposals to be presented at the Special Meeting and Electriq’s consent solicitation. The following questions and answers do not include all the information that is important to TLG stockholders. You are urged to read this entire joint proxy statement/consent solicitation statement/prospectus carefully, including the Annexes and the other documents referred to herein, to fully understand the Business Combination and the voting procedures for the Special Meeting. In this section “we,” “us,” “our” or the “Company” refer to TLG prior to the Business Combination and to New Electriq following the Business Combination.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION

Q:	WHAT IS THE BUSINESS COMBINATION?

A:

TLG, Merger Sub and Electriq have entered into the Merger Agreement, pursuant to which Merger Sub will merge with and into Electriq, with Electriq surviving the Merger as a wholly-owned subsidiary of TLG. In connection with the Closing of the Business Combination, TLG will be renamed “Electriq Power Holdings, Inc.” (referred to in this joint proxy statement/consent solicitation statement/prospectus as “New Electriq”).

TLG will hold the Special Meeting to, among other things, obtain the approvals required for the Business Combination, and you are receiving this joint proxy statement/consent solicitation statement/prospectus in connection with such meeting. See “The Merger Agreement” beginning on page 279. In addition, a copy of the Merger Agreement, the First Amendment to Merger Agreement, the Second Amendment to Merger Agreement and the Third Amendment to Merger Agreement are attached to this joint proxy statement/consent solicitation statement/prospectus as Annex A, Annex A-1, Annex A-2 and Annex A-3, respectively. We urge you to read this joint proxy statement/consent solicitation statement/prospectus carefully, including the Annexes and the other documents referred to herein, in their entirety.

Q:	WHY AM I RECEIVING THIS DOCUMENT?

A:

TLG is sending this joint proxy statement/consent solicitation statement/prospectus to its stockholders to help them decide how to vote their shares of TLG common stock with respect to the matters to be considered at the Special Meeting. The Business Combination cannot be completed unless TLG’s stockholders approve the Business Combination Proposal, the Charter Proposal, the NYSE Proposal and the Equity Incentive Plan Proposal set forth in this joint proxy statement/consent solicitation statement/prospectus for their approval. Information about the Special Meeting, the Business Combination and the other business to be considered by stockholders at the Special Meeting is contained in this joint proxy statement/consent solicitation statement/prospectus. This document constitutes a proxy statement of TLG and a prospectus of TLG. It is a proxy statement because the TLG Board is soliciting proxies using this joint proxy statement/consent solicitation statement/prospectus from its stockholders. It is a prospectus because TLG, in connection with the Business Combination, is offering shares of Class A common stock to the Electriq equityholders, pursuant to the Business Combination. In addition, Electriq is sending this joint proxy statement/consent solicitation statement/prospectus to its stockholders in connection with the written consent of stockholders to adopt and approve the Merger Agreement and approve the Business Combination. See “The Merger Agreement—Merger Consideration.”

Q:	WHAT WILL HAPPEN TO TLG’S SECURITIES UPON CONSUMMATION OF THE BUSINESS COMBINATION?

A:	TLG’s Units and Class A common stock are currently listed on the NYSE under the symbols “TLGA.U” and “TLGA,” respectively. The New Electriq common stock is expected to be listed on the NYSE under the

x

symbol “ELIQ.” On November 4, 2022, the NYSE suspended trading in the Public Warrants based on “abnormally low” price levels, pursuant to Section 802.01D of the NYSE Listed Company Manual. The NYSE delisted the Public Warrants and filed a notification of removal from listing on November 21, 2022. TLG cannot assure you that New Electriq warrants will be listed on the NYSE. New Electriq will not have units traded on the NYSE following the consummation of the Business Combination and the Units will automatically be separated into their component securities without any action needed to be taken on the part of the holders. No fractional warrants will be issued upon separation of the Units and, if listed, only whole warrants will trade on the NYSE. Holders of Public Warrants and those public stockholders who do not elect to have their Public Shares redeemed need not deliver their shares of TLG common stock or Public Warrant certificates to TLG or to TLG’s transfer agent and they will remain outstanding.

Q:	WHAT ARE THE POTENTIAL IMPACTS ON THE BUSINESS COMBINATION AND RELATED TRANSACTIONS RESULTING FROM THE RESIGNATION OF TRUIST AND WAIVER OF THE DEFERRED UNDERWRITING FEE BY RBC?

A:

Effective April 10, 2023, Truist Securities, Inc. (“Truist”) resigned from, and ceased or refused to act in, every capacity and relationship in which it was previously described in this joint proxy statement/consent solicitation statement/prospectus and waived all rights to all fees under its engagement letter with TLG. Truist also disclaimed responsibility for any part of this joint proxy statement/consent solicitation statement/prospectus. Effective as of May 10, 2023, RBC Capital Markets, LLC (“RBC), the sole underwriter of TLG’s initial public offering, resigned from, and ceased or refused to act in, every capacity and relationship in which it was previously described in this joint proxy statement/consent solicitation statement/prospectus and waived its entitlement to the deferred underwriting fee of $14.0 million. Neither Truist nor RBC provided a reason for its resignation, and neither TLG nor Electriq will speculate as to their motivations for resigning from their respective roles. Neither Truist nor RBC communicated to TLG or Electriq, and neither TLG nor Electriq are aware, that the resignations were the result of any dispute or disagreement with TLG or Electriq, including any disagreement relating to the disclosure in this joint proxy statement/consent solicitation statement/prospectus, the scope of their respective engagements or their ability to complete such engagements, or any matter relating to TLG’s or Electriq’s operations, prospects, policies, procedures or practices.

The primary services rendered by Truist in connection with the Business Combination included serving as financial advisor to the TLG Board, structuring agent in connection with the financings related to the Business Combination, supporting the preparation of the investor presentations at the direction of TLG’s management and providing general advisory services in the context of proposed targets of TLG. RBC had not been formally retained in connection with the Business Combination. Truist and RBC waived their entitlement to certain fees which would be owed upon completion of the Business Combination, which were comprised of approximately $3.3 million for Truist, as a financial advisory fee, and $14.0 million for RBC, as a deferred underwriting fee. Such fee waivers for services already rendered are unusual. As a result of their resignation and the waiver of fees, the transaction fees payable by TLG at the consummation of the Business Combination will be reduced by an aggregate of approximately $17.3 million. RBC received underwriting fees in connection with the TLG IPO, but neither Truist nor RBC has received or will receive any fees in connection with the Business Combination, notwithstanding that their services have been largely complete and, as such, their fee waivers could be characterized as gratuitous upon completion of the Business Combination.

Truist claims no remaining role in the Business Combination and disclaimed any responsibility for any portion of this joint proxy statement/consent solicitation statement/prospectus. RBC has also disclaimed any responsibility for any portion of this joint proxy statement/consent solicitation statement/prospectus. Furthermore, TLG and, following completion of the Business Combination, New Electriq, will remain liable for the provisions of the engagement letter with Truist and the underwriting agreement with RBC that survive their resignation, including, for example, with respect to indemnity and contribution.

It is the understanding of both TLG and Electriq that the SEC has received similar resignation letters from investment banks in connection with other business combination transactions involving SPACs. When a financial institution is named in a registration statement, it may presume a level of due diligence and independent analysis on the part of such financial institution ordinarily associated with a professional engagement. The withdrawal of Truist and the waiver of the deferred underwriting fee by RBC indicates that they do not want to be associated with the disclosure or the underlying business analysis related to this transaction, and the resignation of these banks from other business combination transactions involving SPACs indicates that they do not want to be associated with such disclosure or business analysis for any companies undergoing such transactions. Investors should not place any reliance upon the fact that either Truist or RBC previously were involved with the Business Combination.

Because Truist’s financial advisory services on the Business Combination were substantially complete, and RBC never rendered any such financial advisory services on the Business Combination, TLG and Electriq do not believe that these resignations will impact in any way the consummation of the Business Combination and neither TLG nor Electriq expects to hire additional financial advisors in connection with the Business Combination. Nonetheless, it is possible that Truist’s resignation or RBC’s waiver may adversely affect market perception of the Business Combination generally. If market perception of the Business Combination is negatively impacted, an increased number of TLG stockholders may vote against the proposed Business Combination or seek to redeem their shares for cash.

Q:	WHAT WILL ELECTRIQ EQUITYHOLDERS RECEIVE IN THE BUSINESS COMBINATION?

A:

As part of the Merger, Electriq equityholders will receive aggregate merger consideration (the “merger consideration”), consisting of 27,500,000 shares of TLG common stock at an assumed value of $10.00 per share, plus (i) 3,391,250 additional shares of TLG common stock, being equal to the quotient obtained by dividing (x) the amount of equity raised by Electriq in the Private Capital Raise, whether in cash or by the conversion of indebtedness of Electriq into equity of Electriq, by (y) $8.00 and (ii) 1,356,500 shares of TLG preferred stock, being equal to the number of shares of Electriq cumulative preferred stock outstanding immediately prior to Closing multiplied by the Exchange Ratio. The TLG preferred stock will have a cumulative dividend, payable in kind, of 15% per share, plus any accrued and unpaid dividends on each such share, and will be subject to mandatory redemption on the third anniversary of the original issue date of such shares, payable either in cash or in TLG common stock, at the option of the holder. As part of the merger consideration, holders of Electriq’s warrants and options not exercised prior to the Merger will receive replacement warrants and options, respectively, to purchase shares of TLG common stock based on the value of the merger consideration per share of Electriq common stock.

See “Business Combination — Merger Consideration; Conversion of Shares” beginning on page 228 for a more detailed description of the treatment of each security of Electriq in connection with the Merger.

Q:	IS THE MERGER A TAX-FREE “REORGANIZATION” WITHIN THE MEANING OF SECTION 368(A) OF THE CODE?

A:

TLG and Electriq intend for the Merger to be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. Accordingly, a Holder that exchanges its Electriq common stock for TLG common stock generally will not recognize gain or loss in the Merger. However, neither TLG nor Electriq has requested, or intends to request, a ruling from the U.S. Internal Revenue Service (the “IRS”), with respect to the tax considerations of the Merger, and there can be no assurance that the companies’ position would be sustained by a court if challenged by the IRS. Accordingly, if the IRS or a court determines that the Merger does not qualify as a reorganization under Section 368(a) of the Code and is therefore a taxable transaction for U.S. federal income tax purposes, holders of Electriq common stock receiving TLG common stock in connection with the Merger generally would recognize taxable gain or loss on their receipt of the same in connection with the Merger. In addition, the exchange of Electriq cumulative preferred stock for TLG preferred stock is expected to be treated as a separate transaction from the exchange of Electriq common stock for TLG common stock for U.S. federal income tax purposes. Accordingly, the exchange of Electriq cumulative preferred stock for TLG preferred stock is expected to be a taxable transaction for U.S. federal income tax purposes. For a more complete discussion of the U.S. federal income tax considerations of the Merger, see the section titled, “U.S. Federal Income Tax Considerations — Merger.” The tax-free nature of the Merger or any transaction contemplated in the Merger Agreement is not a condition to the closing of the Merger.

Q:	HOW WILL THE HOLDERS OF TLG’S UNITS BE IMPACTED BY THE BUSINESS COMBINATION?

A:

As part of the TLG IPO and the underwriters’ exercise of their over-allotment option, TLG issued 40,000,000 Units. The Units currently outstanding trade on the NYSE under the symbol “TLGA.U,” each consisting of one share of Class A common stock and one-third of one Public Warrant. As of the consummation of the Business Combination, TLG’s outstanding Units will be automatically separated into their component parts—one share of Class A common stock and one-third of one Public Warrant—and the Units will cease trading. As a result, following the Business Combination each unitholder’s account, in lieu of Units, will reflect ownership of the number of shares of New Electriq common stock and Public Warrants underlying such holder’s Units. If any unitholder would, upon such separation, be entitled to receive a fractional interest in a Public Warrant, the number of Public Warrants the holder will be entitled to receive will be rounded down to the nearest whole number.

Q:	WHEN DO YOU EXPECT THE BUSINESS COMBINATION TO BE COMPLETED?

A:

It is currently anticipated that the Business Combination will be consummated promptly following the Special Meeting, which is set for                 , 2023; however, such meeting could be adjourned, as described herein. Neither TLG nor Electriq can assure you of when or if the Business Combination will be completed, and it is possible that factors outside of the control of both companies could result in the Business Combination being completed at a different time or not at all. Prior to the Closing of the Business Combination, TLG must obtain the approval of its stockholders for certain of the Proposals set forth in this joint proxy statement/consent solicitation statement/prospectus for their approval, Electriq must obtain the written consent of its stockholders for the Business Combination, and TLG and Electriq must obtain certain necessary regulatory approvals and satisfy other closing conditions. See “The Merger Agreement—Conditions to the Business Combination” beginning on page 293.

Q:	WHAT HAPPENS IF THE BUSINESS COMBINATION IS NOT COMPLETED?

A:

If the Business Combination is not completed, Electriq equityholders will not receive any consideration for their shares of Electriq capital stock or options or warrants, Electriq pre-2023 preferred stock will not be converted into New Electriq common stock and Electriq cumulative preferred stock will not be converted into New Electriq preferred stock. In addition, the Lawrie Notes Conversion will not happen and certain portions of the Pre-Closing Financings may not happen. Electriq will remain an independent company. See “The Merger Agreement—Termination” and “Risk Factors” beginning on page 295 and page 38, respectively.

Q:	HOW WILL TLG BE MANAGED AND GOVERNED FOLLOWING THE BUSINESS COMBINATION?

A:

TLG does not currently have any management-level employees other than John Michael Lawrie, its Chairman, President and Chief Executive Officer, David Johnson, its Chief Financial Officer, and Jonathan Morris, its Chief Development Officer. Following the Closing, Electriq’s executive officers are expected to be the current management team of New Electriq. See “Management of New Electriq Following the Business Combination” for more information.

TLG is, and after the Closing will continue to be, managed by its board of directors. Following the Closing, subject to their election by the TLG stockholders, the Board will consist of the following seven members: Frank Magnotti, John Michael Lawrie, Carol Coughlin, Zainabu Oke, Neha Palmer, Kristina A. Peterson and Gideon Soesman. In addition, following the Closing, a majority of the directors of New Electriq will be “independent” under applicable NYSE listing rules. See the section entitled “Management of New Electriq Following the Business Combination” for more information.

Q:	WILL TLG OBTAIN NEW FINANCING IN CONNECTION WITH THE BUSINESS COMBINATION?

A:

Pursuant to the Merger Agreement, TLG has agreed to use its reasonable best efforts to enter into subscription agreements, non-redemption agreements, backstop agreements or similar financing agreements (the “Financing Agreements”) with one or more persons (the “Financings Persons”) which shall raise and/or backstop funds to support New Electriq’s 2023 liquidity requirements, as described in the Merger Agreement. Any material Financing Agreement will be disclosed by TLG on a Form 8-K or in a supplement to this joint proxy statement/consent solicitation statement/prospectus, as appropriate. The Financing Agreements will be on terms reasonably acceptable to Electriq (such consent not to be unreasonably withheld, condition or delayed) solely if such terms include the issuance of additional equity interests of TLG or additional TLG indebtedness.

On June 8, 2023 and                     , 2023, certain investors entered into subscription agreement with TLG to purchase an aggregate of 650,000 shares of TLG common stock for $6.5 million, including (i) $5.0 million from Mr. Lawrie for 500,000 shares of TLG common stock and (ii) $1.5 million from                      for 150,000 shares of TLG common stock. In connection with the Closing Financings, Mr. Lawrie and                      will receive 250,000 shares and 75,000 shares, respectively, of TLG preferred stock at Closing. In addition, Mr. Lawrie entered into a subscription agreement to purchase up to 300,000 shares of TLG common stock at $10.00 per share for up to $3.0 million. To the extent Mr. Lawrie is required to purchase any shares of TLG common stock pursuant to the Post-Closing Lawrie Investment, Mr. Lawrie will receive up to 150,000 shares of TLG preferred stock as an incentive (one (1) share of TLG preferred stock for every two (2) shares of TLG common stock Mr. Lawrie purchases pursuant to the Post-Closing Lawrie Investment). The Post-Closing Lawrie Investment is only required to be funded 90 days after Closing to the extent the total funded in the Pre-Closing Financings, the Closing Financings plus any amounts remaining in the trust account at Closing and any additional amounts raised by TLG from any other sources is less than $28.0 million in the aggregate.

On June 8, 2023, certain investors entered into subscription agreements with Electriq to purchase shares of Electriq common stock for $17.0 million (the “Pre-Closing Financings”), including (i) $10.0 million from Mr. Lawrie, the Chief Executive Officer of TLG and Chairman of the TLG board of directors, (ii) $4.5 million from the Additional Investor, and (iii) $2.5 million in the aggregate from funds managed by Greensoil and another Electriq stockholder (collectively, the “Pre-Closing Electriq Investors”). In addition, on June 8, 2023, certain noteholders of Electriq entered into subscription agreements with Electriq pursuant to which such investors converted approximately $10.1 million of Electriq notes, including accrued interest (excluding the Lawrie Notes), into shares of Electriq common stock plus additional shares of Electriq common stock and Electriq cumulative preferred stock as an incentive (the “Pre-Closing Loan Conversion”). In connection with the Pre-Closing Financings and Pre-Closing Loan Conversion, Mr. Lawrie, the Additional Investor, the Pre-Closing Electriq Investors and the Electriq noteholders will receive shares of Electriq common stock and shares of a new series of Electriq preferred stock as an incentive for their investment (the “Electriq Incentive”). Upon conversion in the Merger, the shares of Electriq common stock and Electriq cumulative preferred stock received in the Electriq Incentive will convert into shares of TLG common stock and shares of TLG preferred stock, respectively, in an amount equal to one (1) multiplied by the Exchange Ratio. Please see the section entitled “Summary of the Joint Proxy Statement/Consent Solicitation Statement/Prospectus–Recent Developments–Pre-Closing Financings and Loan Conversion” for further information.

Each person that enters into a subscription agreement to purchase (i) shares of Electriq common stock prior to Closing will receive for every two shares of Electriq common stock purchased, one share of Electriq cumulative preferred stock and 0.5 shares of Electriq common stock and (ii) shares of TLG common stock at $10.00 per share or a non-redemption agreement will receive, at the closing of the Merger, for every two shares of TLG common stock purchased or not redeemed, one share of TLG preferred stock. The shares of Electriq cumulative preferred stock have a 15% dividend and are subject to mandatory redemption after three years, in cash or shares of Electriq common stock, at the election of the investor. Upon redemption the investor will receive up to ten shares of Electriq common stock based upon the accrued value of a share of Electriq cumulative preferred stock divided by the fair market value of a share of Electriq common stock. The shares of TLG preferred stock have a 15% cumulative dividend, payable in kind in shares of TLG preferred stock, and are subject to mandatory redemption after three years, in cash or shares of TLG common stock, at the election of the investor. If the holder of TLG preferred stock elects to receive TLG common stock upon such mandatory redemption, for each share of Electriq preferred stock, the investor will receive up to ten shares of TLG common stock based upon the accrued value of a share of TLG preferred stock divided by the market value of a share of TLG common stock. The TLG Board has determined that these incentives provide certain investors with an effective issuance price per share of TLG common stock equal to $5.71.

Based on this effective issuance price, the exercise price of the Warrants will be adjusted in connection with the Closing. This adjustment is based on a provision of our warrant agreement that requires such adjustment when additional shares of TLG common stock are issued for capital raising purposes in connection with the closing of our initial business combination at a newly issued price of less than $9.20 per share of TLG common stock. The exercise price of our Warrants is required to be adjusted to be equal to 115% of the newly issued price of $5.71 per share. Under our warrant agreement, the exercise price of our Warrants will be adjusted at the closing of the Business Combination from $11.50 per share to $6.57 per share of TLG common stock. Such adjustment could make it more difficult for us to raise capital, cause the market price of New Electriq securities to decline significantly or cause a higher level of redemptions in connection with our Business Combination. Please see the section entitled “Risk Factors—The proposed incentive structure results in the issuance of shares of TLG common stock at an effective price substantially below the redemption price, which could have a negative impact on the value of the TLG common stock after the closing of the Business Combination” and “Risk Factors—Risks Related to TLG and the Business Combination—Securities of companies formed through SPAC mergers such as the Business Combination may experience a material decline in price relative to the share price of the SPAC prior to the Merger and the $10.00 per share value attributed to such shares in calculating the merger consideration.”

Q:	WHAT EQUITY STAKE WILL CURRENT TLG PUBLIC STOCKHOLDERS, SPONSOR AND ITS AFFILIATES, TLG DIRECTORS AND THE ELECTRIQ EQUITYHOLDERS HOLD IN NEW ELECTRIQ FOLLOWING THE CLOSING?

A:

The expected beneficial ownership of shares of New Electriq common stock, which pro forma ownership (i) does not take into account the TLG common stock issuable upon the exercise of the Public Warrants and Private Placement Warrants, (ii) assumes the exercise of all Electriq warrants and options prior to the Closing, whether vested or unvested, in exchange for approximately 1,508,837 shares of TLG common stock, (iii) assumes TLG raises $3.0 million of additional equity financing through the issuance of 300,000 shares of TLG common stock and 150,000 shares of TLG preferred stock, (iv) assumes no shares are issued pursuant to the Post-Closing Lawrie Investment, (vi) assumes the Financing Transactions are consummated and (vii) does not reflect the potential dilutive effect of the TLG preferred stock, will be as follows:

•	Assuming No Redemptions: This presentation assumes that no holders of TLG common stock exercise Redemption Rights with respect to their Public Shares upon consummation of the Business Combination.

•	Assuming 50% Redemptions: This presentation assumes 3,974,203 Public Shares (or approximately 50.0% of the outstanding Public Shares as of the date of this joint proxy statement/consent solicitation statement/prospectus) are redeemed at a price of $10.00 per share along with interest from investments held in the Trust Account for approximately $41.5 million in cash, such that the Trust Account will contain approximately $41.5 million upon consummation of the Business Combination.

•

Assuming Maximum Redemptions: This presentation assumes 7,804,727 Public Shares (or approximately 98.2% of the outstanding Public Shares as of the date of this joint proxy statement/consent solicitation statement/prospectus) are redeemed at a price of $10.00 per share along with interest from investments held in the Trust Account for approximately $81.5 million in cash, such that the Trust Account will contain approximately $1.5 million upon consummation of the Business Combination.

Each Financing Person that enters into a subscription agreement to purchase shares of TLG common stock at $10.00 per share or a non-redemption agreement will receive, at the closing of the Merger, for each two (2) shares of TLG common stock purchased or not redeemed, respectively, one (1) share of TLG preferred stock. Please see the section entitled “Risk Factors—Risks Related to TLG and the Business Combination—Securities of companies formed through SPAC mergers such as the Business Combination may experience a material decline in price relative to the share price of the SPAC prior to the Merger and the $10.00 per share value attributed to such shares in calculating the merger consideration.”

The following summarizes the pro forma New Electriq common stock issued and outstanding immediately after the Business Combination, presented under the assumed redemption scenarios:

	Assuming No Redemptions		Assuming 50% Redemptions (11)		Assuming Maximum Redemptions (12)
Stockholder	Shares	%	Shares	%	Shares	%
Electriq stockholders (1)(2)(3)	29,636,886	68.3%	29,636,886	75.2%	29,636,886	83.2%
Public stockholders (4)	7,948,405	18.3%	3,974,202	10.1%	143,678	0.4%
Sponsor and certain affiliates (5)(6)(7)	5,372,148	12.4%	5,372,148	13.6%	5,372,148	15.1%
Other financing stockholders (8)	450,000	1.0%	450,000	1.1%	450,000	1.3%

Total (9)(10)	43,407,439	100%	39,433,236	100%	35,602,712	100%

(1)	Excludes 350,000 shares of New Electriq preferred stock issued to Electriq stockholders upon conversion of their shares of Electriq cumulative preferred stock issued in the Pre-Closing Financings.
(2)	Excludes 506,500 shares of New Electriq preferred stock issued upon conversion to holders of shares of Electriq cumulative preferred stock issued in connection with the Pre-Closing Loan Conversion.
(3)	Includes 1,156,255 shares of Class A common stock underlying Electriq stock options to be assumed at Closing.
(4)

Excludes 13,333,333 Public Warrants as such warrants are not expected to be in the money at Closing, and 71,839 shares of New Electriq preferred stock expected to be issued to holders of TLG common stock in connection with non-redemption agreements.

(5)

Excludes 500,000 shares of New Electriq preferred stock issued to Mr. Lawrie upon conversion of shares of Electriq cumulative preferred stock issued to Mr. Lawrie in the Pre-Closing Financings and 250,000 shares of New Electriq preferred stock issued to Mr. Lawrie in connection with the Closing Financings.

(6)	Excludes 425,000 shares of New Electriq preferred stock issued to Mr. Lawrie in connection with the Lawrie Notes Conversion.
(7)

Excludes 415,150 shares of New Electriq preferred stock and 1,000,000 Private Placement Warrants issued to Sponsor in exchange for settlement of the Working Capital Loans; warrants are not expected to be in the money at Closing.

(8)	Excludes 225,000 shares of New Electriq preferred stock issued in connection with the Financing Transactions to other financing stockholders at Closing.
(9)

Excludes shares of Class A common stock of New Electriq to potentially be reserved, subject to stockholder approval, in an amount equal to approximately 10% of the number of outstanding shares of Class A common stock on a fully diluted basis as of immediately following the Closing pursuant to the Equity Incentive Plan.
(10)	Excludes 2,000,000 Private Placement Warrants issued to RBC as the warrants are not expected to be in the money at Closing.
(11)	Assumes redemption of 3,974,203 Public Shares, or 50%, of TLG Class A common stock at approximately $10.44 per share in connection with the Business Combination.
(12)	Assumes redemption of 7,804,727 Public Shares, or 98.2%, of TLG Class A common stock at approximately $10.44 per share such that 143,678 shares are held by public stockholders at Closing.

If the actual facts differ from our assumptions, the number of shares and percentage interests set forth above will be different. Please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

In addition, the following table illustrates varying ownership levels in New Electriq common stock immediately following the consummation of the Business Combination based on the varying levels of redemptions by the TLG public stockholders on a fully diluted basis, assuming (i) each holder of New Electriq preferred stock elects to receive TLG common stock rather than cash on mandatory redemption and (ii) full exercise or conversion of (A) the Public Warrants, (B) the Private Placement Warrants (owned by RBC) and (C) the warrants of New Electriq that are expected to be issued to satisfy $1,500,000 of the outstanding Working Capital Loans. The following table does not include the potential dilutive impact of the exercise of the Electriq warrants and options, as the pro forma ownership scenarios presented herein already assume the exercise of all Electriq warrants and options.

	Assuming No Redemptions		Assuming 50% Redemptions		Assuming 100% Redemptions
Additional Dilution Sources (1)	Shares	% (2)	Shares	% (2)	Shares	% (2)
New Electriq preferred stock (3)	41,725,038	49.0%	41,725,038	51.4%	41,725,038	54.0%
Public Warrants (4)	13,333,333	23.5%	13,333,333	25.3%	13,333,333	27.2%
RBC’s Private Placement Warrants (5)	2,000,000	4.4%	2,000,000	4.8%	2,000,000	5.3%
Working Capital Loan Warrants (6)	1,000,000	2.3%	1,000,000	2.5%	1,000,000	2.7%
New Equity Incentive Plan Pool (7)	4,823,049	10.0%	4,381,471	10.0%	3,955,857	10.0%

Total Additional Dilution Sources (8)	62,881,420	59.2%	62,439,842	61.3%	62,014,228	63.5%

(1)

All share numbers and percentages for the Additional Dilution Sources are presented without taking into account any amounts paid by the holders of the given Additional Dilution Sources and therefore may overstate the presentation of dilution.

(2)

The percentage of total with respect to each Additional Dilution Source, including the Total Additional Dilutive Sources, includes the full amount of shares issued with respect to the applicable Additional Dilution Source in both the numerator and denominator. For example, in the no redemptions scenario, the percentage of total with respect to the shares underlying the Public Warrants would be calculated as follows: (a) 13,333,333 shares issued pursuant to the Public Warrants divided by (b) (i) 43,407,439 shares (the number of shares assumed outstanding prior to any issuance pursuant to the shares underlying the Public Warrants) plus (ii) 13,333,333 shares issued pursuant to the shares underlying the Public Warrants.

(3)

Assumes the redemption of 4,172,504 shares of New Electriq preferred stock (including 1,429,015 shares of New Electriq preferred stock expected to be issued over three years as payable in kind dividends) for 41,725,038 shares of New Electriq common stock, which is the maximum number of shares of New Electriq common stock that may be issued pursuant to the terms of the New Electriq preferred stock (which would require a trading price of the New Electriq common stock of $1.00 per share at the time of redemption).

(4)	Assumes exercise of all Public Warrants for 13,333,333 shares of New Electriq common stock.
(5)	Assumes exercise of all Private Placement Warrants owned by RBC for 2,000,000 shares of New Electriq common stock.

(6)	Assumes exercise of all warrants of New Electriq that are expected to be issued to satisfy $1,500,000 of the outstanding Working Capital Loans for 1,000,000 shares of New Electriq common stock.
(7)

Assumes issuance of shares of the Class A common stock to potentially be reserved, subject to stockholder approval, in an amount equal to approximately 10% of the number of outstanding shares of Class A common stock on a fully diluted basis as of immediately following the Closing pursuant to the Equity Incentive Plan.

(8)

Total Additional Dilution Sources excludes 1,156,255 shares of Class A common stock underlying Electriq stock options to be assumed at Closing as these shares are anti-dilutive and have been included in the Electriq stockholders totals in the preceding table illustrating the pro forma New Electriq common stock issued and outstanding immediately after the Business Combination.

Q:	HOW DO THE PRIVATE PLACEMENT WARRANTS DIFFER FROM THE PUBLIC WARRANTS AND WHAT ARE THE RELATED RISKS FOR ANY PUBLIC WARRANT HOLDERS FOLLOWING THE BUSINESS COMBINATION?

A:	The Private Placement Warrants are identical to the Public Warrants, except the Private Placement Warrants:

(1) are generally not redeemable by us so long as they are held by Sponsor, RBC or their permitted transferees; (2) may be exercised by the holders on a cashless basis so long as they are held by Sponsor, RBC or their permitted transferees; (3) with respect to the Private Placement Warrants held by RBC, will not be exercisable more than five years from the commencement of sales in the TLG IPO in accordance with FINRA Rule 5110(g)(8)(A); and (4) are entitled to registration rights (including the shares of Class A common stock issuable upon exercise of these Warrants).

Following the Business Combination, we will have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration upon not less than 30 days’ prior written notice of redemption, at a price of $0.01 per Public Warrant; provided that the last reported sales price of New Electriq common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date we send the notice of such redemption to the warrant holders. If and when the Public Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem the Public Warrants as set forth above even if the holders are otherwise unable to exercise their Public Warrants. Redemption of the outstanding Public Warrants could force you to (i) exercise your Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) sell your Public Warrants at the then-current market price when you might otherwise wish to hold your Public Warrants or (iii) accept the nominal redemption price which, at the time the outstanding Public Warrants are called for redemption, is likely to be substantially less than the market value of your Public Warrants. Historical trading prices for TLG’s Class A common stock have varied between a low of approximately $9.50 per share on March 30, 2021 to a high of approximately $10.57 per share on January 19, 2023 but have not approached the $18.00 per share threshold for redemption (which, as described above, would be required for 20 trading days within a 30 trading-day period). The warrants will become exercisable 30 days after the completion of the initial Business Combination.

In addition, we may redeem your Public Warrants commencing 90 days after they become exercisable for $0.10 per Public Warrant upon a minimum of 30 days’ prior written notice of redemption if the last reported sale price of the Class A common stock equals or exceeds $10.00 per share (as adjusted per stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which we send the notice of such redemption to the warrant holders and the Private Placement Warrants are also concurrently exchanged at the same price; provided that holders will be able to exercise their Public Warrants prior to redemption for a number of shares of New Electriq common stock determined based on the redemption date and the fair market value of the New Electriq common stock as described in the prospectus related to the TLG IPO. Any such redemption may have similar consequences to a cash redemption described above. In addition, such redemption may occur at a time when the Public Warrants are “out-of-the-money,” in which case you would lose any potential embedded value from a subsequent increase in the value of the New Electriq common stock had your Public Warrants remained outstanding.

Any notice of redemption will be mailed by first class mail, postage prepaid, not less than 30 days prior to the date fixed for redemption to the registered holders of the Public Warrants to be redeemed at their last addresses as they shall appear on the registration books. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given, whether or not the registered Holder received such notice.

Q.	WHAT HAPPENS IF A SUBSTANTIAL NUMBER OF THE PUBLIC STOCKHOLDERS VOTE IN FAVOR OF THE BUSINESS COMBINATION PROPOSAL AND EXERCISE THEIR REDEMPTION RIGHTS?

A:

Our public stockholders are not required to vote “FOR” the Business Combination in order to exercise their Redemption Rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of public stockholders are reduced as a result of redemptions by public stockholders.

Additionally, as a result of redemptions, the trading market for the New Electriq common stock following the Business Combination may be less liquid than the market for the TLG common stock was prior to consummation of the Business Combination and we may not be able to meet the listing standards for the NYSE, Nasdaq or another national securities exchange. In addition, with less funds available from the Trust Account, the working capital infusion from the Trust Account into Electriq’s business will be reduced.

Q:	DID THE TLG BOARD OBTAIN A THIRD-PARTY FAIRNESS OPINION IN DETERMINING WHETHER OR NOT TO PROCEED WITH THE TRANSACTION?

A:

The TLG Board received three separate fairness opinions from Kroll, LLC, operating through its Duff & Phelps Opinions practice (“Duff & Phelps”), as to the fairness, from a financial point of view, to the TLG public stockholders other than Sponsor and its affiliates (without giving effect to any impact of the Business Combination on any particular stockholder other than in its capacity as a stockholder of TLG), in the aggregate, of the merger consideration to be issued by TLG to the Electriq equityholders, in the aggregate. For additional information, please see the opinions of Duff & Phelps attached as Annex K, Annex K-1 and Annex K-2 to this joint proxy statement/consent solicitation statement/prospectus.

TLG’s stockholders should be aware that effective as of April 10, 2023, Truist resigned from, and ceased or refused to act in, every capacity and relationship in which it was previously described in this joint proxy statement/consent solicitation statement/prospectus and waived all rights to all fees under its engagement letter with TLG. Effective as of May 10, 2023, RBC, the sole underwriter of the TLG IPO, resigned from, and ceased or refused to act in, every capacity and relationship in which it was previously described in this joint proxy statement/consent solicitation statement/prospectus and waived its entitlement to the deferred underwriting fee of $14.0 million. TLG stockholders should not place any reliance on the participation of these banks prior to such resignation and fee waiver in the transactions contemplated in this joint proxy statement/consent solicitation statement/prospectus. Please see the section entitled “Summary of the Joint Proxy Statement/Consent Solicitation Statement/Prospectus—Recent Developments” for additional information.

Q:	FOLLOWING THE BUSINESS COMBINATION, IS TLG’S COMMON STOCK EXPECTED TO CONTINUE TO TRADE ON A STOCK EXCHANGE?

A:

Yes. In connection with the Closing, we intend to apply to continue the listing of the Class A common stock on the NYSE and list the shares of Class A common stock to be issued in connection with the Business Combination and the related matters. Following the Closing, we intend to change our name from “TLG

Acquisition One Corp.” to “Electriq Power Holdings, Inc.” (referred to in this joint proxy statement/consent solicitation statement/prospectus as “New Electriq”), and the Class A common stock is expected to continue to be listed on the NYSE but under the new symbol “ELIQ.”

Q:	ARE THERE ANY RESTRICTIONS FOR TLG COMMON STOCK ISSUED TO CANADIAN RESIDENTS?

A:

Yes, securities to be issued to Canadian residents pursuant to the Merger Agreement will be issued in accordance with applicable exemptions from Canadian Securities Laws. Please see “Risk Factors” and “Certain Canadian Securities Law Considerations.”

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING

Q:	WHEN AND WHERE IS THE SPECIAL MEETING?

A:

The Special Meeting will be held at                 Eastern Time, on                , 2023, in virtual format. TLG stockholders may attend, vote and examine the list of TLG stockholders entitled to vote at the Special Meeting by visiting and entering the control number found on their proxy card, voting instruction form or notice included in their proxy materials. The Special Meeting will be held in virtual meeting format only. You will not be able to attend the Special Meeting physically.

Q:	WHAT AM I BEING ASKED TO VOTE ON AND WHY IS THIS APPROVAL NECESSARY?

A:	The TLG stockholders are being asked to vote on the following:

•	A proposal to adopt the Merger Agreement and the transactions contemplated thereby. See the section entitled “Proposal No. 1—The Business Combination Proposal.”

•	A proposal to adopt the Proposed Charter in the form attached hereto as Annex B. See the section entitled “Proposal No. 2—The Charter Proposal.”

•

Seven separately presented proposals to approve certain governance provisions in the Proposed Charter and New Electriq’s bylaws, which are being separately presented in accordance with SEC guidance and will each be voted upon on a non-binding advisory basis. See the section entitled “Proposal No. 3—The Non-Binding Governance Proposals.”

•

A proposal to approve, for purposes of complying with applicable listing rules of the NYSE: (i) the issuance of shares of TLG common stock to Electriq equityholders pursuant to the Merger Agreement, together with shares of New Electriq common stock upon exercise of replacement warrants and options to purchase shares of New Electriq common stock issued to holders of Electriq’s warrants and options not exercised prior to the Merger; (ii) the issuance of shares of TLG common stock upon conversion of the Class F common stock and in connection with the Closing Financings, the Post-Closing Lawrie Investment, the Working Capital Loan Conversion and the Lawrie Notes Conversion; (iii) the reservation for issuance of the shares of New Electriq common stock issuable upon the conversion of shares of TLG preferred stock that are expected to be issued in connection with the closing of the Merger, the Closing Financings, the Post-Closing Lawrie Investment, the Working Capital Loan Conversion, and the Lawrie Notes Conversion; and (iv) the reservation for issuance of the shares of New Electriq common stock issuable upon the exercise of up to 1,000,000 warrants of New Electriq that are expected to be issued to satisfy up to $1,500,000 of the outstanding Working Capital Loans. See the section entitled “Proposal No. 4—The NYSE Proposal.”

•

A proposal to elect the seven directors named in this joint proxy statement/consent solicitation statement/prospectus to serve on the Board until the 2024 annual meeting of New Electriq stockholders and, in each case, until their respective successors are duly elected and qualified. See the section entitled “Proposal No. 5—The Director Election Proposal.”

•

A proposal to approve and adopt the Electriq Power Holdings, Inc. 2023 Equity Incentive Plan (the “Equity Incentive Plan”). See the section entitled “Proposal No. 6—The Equity Incentive Plan Proposal.”

•

A proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary or desirable, at the determination of the TLG Board. See the section entitled “Proposal No. 7—The Adjournment Proposal.”

TLG will hold the Special Meeting to consider and vote upon these Proposals. This joint proxy statement/consent solicitation statement/prospectus contains important information about the proposed Business Combination and the other matters to be acted upon at the Special Meeting.

TLG’s stockholders should be aware that effective as of April 10, 2023, Truist resigned from, and ceased or refused to act in, every capacity and relationship in which it was previously described in this joint proxy statement/consent solicitation statement/prospectus and waived all rights to all fees under its engagement letter with TLG. Effective as of May 10, 2023, RBC, the sole underwriter of the TLG IPO, resigned from, and ceased or refused to act in, every capacity and relationship in which it was previously described in this joint proxy statement/consent solicitation statement/prospectus and waived its entitlement to the deferred underwriting fee of $14.0 million. The primary services rendered by Truist in connection with the Business Combination included serving as financial advisor to the TLG Board, structuring agent in connection with the financings related to the Business Combination, supporting the preparation of the investor presentations at the direction of TLG’s management and providing general advisory services in the context of proposed targets of TLG. RBC had not been formally retained in connection with the Business Combination. TLG stockholders should be aware that the resignation of Truist and the waiver of the deferred underwriting fee by RBC may be an indication that they do not want to be associated with the disclosure in this joint proxy statement/consent solicitation statement/prospectus or the transactions contemplated thereby, and TLG stockholders should not place any reliance on the participation of these banks prior to such resignation and fee waiver in the transactions contemplated in this joint proxy statement/consent solicitation statement/prospectus. Please see the section entitled “Summary of the Joint Proxy Statement/Consent Solicitation Statement/Prospectus—Recent Developments” for additional information.

Stockholders should read this joint proxy statement/consent solicitation statement/prospectus carefully, including the Annexes and the other documents referred to herein.

Consummation of the Business Combination is conditioned on the approval of each of the Business Combination Proposal, the Charter Proposal, the NYSE Proposal and the Equity Incentive Plan Proposal, subject to the terms of the Merger Agreement. If the Business Combination Proposal is not approved, the other Proposals, except the Adjournment Proposal, will not be presented to stockholders for a vote.

The vote of stockholders is important. Stockholders are encouraged to vote as soon as possible after carefully reviewing this joint proxy statement/consent solicitation statement/prospectus.

Q:	WHO IS ELECTRIQ?

A:

Electriq’s mission is to design, assemble and deploy residential energy storage solutions to shape our world’s environmental and economic future that are prudent (acting with or showing care and thought for the future), panoramic (integrated energy storage solutions across geographies) and serve all demographics with parity (enable access to clean energy for all). Electriq’s energy storage system (“PowerPod”), with its proprietary software and modular design, offers stakeholder benefits through the entire value chain: Homeowners receive energy resiliency that works with solar power systems, the electrical grid and home energy management systems and allows them to transition between modes of operation though a proprietary app; installers are able to enjoy an overall efficient installation through Electriq’s modular design and proprietary installation and commissioning app; and asset owners who own multiple systems are offered an array of metrics that allow them to monitor the systems in their fleet. Electriq’s turnkey solution also gives homeowners the ability to participate in automated demand response as well as other grid services (collectively “Grid Services”), which can offset implementation costs and improve grid reliability. Further,

Electriq’s solution is certified to meet the Open Automated Demand Response (“OpenADR”) industry standard, providing enhanced interoperability for a variety of available demand response programs. Areas with dense geographic deployments of energy storage systems are also able to boost the transmission and distribution benefits of these systems through Virtual Power Plants. Electriq sells its integrated energy storage solutions through a network of channel partners, including solar & electrical distributors and installation companies, utility companies, municipalities, community choice aggregators, homebuilders and sustainable solutions developers, as well as through partnerships with large strategic corporations where they rebrand our products as white-label.

Electriq Power, Inc. was formed as a corporation under the laws of the State of Delaware on August 4, 2014. Electriq’s principal executive offices are located at 625 N. Flagler Drive, Suite 1003 West Palm Beach, Florida 33401, and the telephone number of Electriq’s principal executive office is (833) 462-2883.

Q:	WHY IS TLG PROPOSING THE BUSINESS COMBINATION?

A:	TLG was organized to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses or entities.

On February 1, 2021, TLG completed its initial public offering of Units at a price of $10.00 per Unit, raising total gross proceeds of $400.0 million. Simultaneously with the consummation of the TLG IPO, TLG completed a private placement of warrants to purchase shares of Class A common stock to its Sponsor and RBC Capital Markets, LLC, the underwriter of the TLG IPO, raising total gross proceeds of $10.0 million. Since the TLG IPO, TLG’s activity has been limited to the evaluation of business combination candidates.

On December 19, 2022, TLG obtained stockholder approval to allow the Company to extend the time by which the Company must complete its initial business combination on a monthly basis up to six times from February 1, 2023 to August 1, 2023 by depositing into the Trust Account the lesser of (i) an aggregate of $600,000 or (ii) $0.06 for each issued and outstanding public share that has not been redeemed for each one-month Extension. In connection with the approval of the Extension, the holders of 32,051,595 shares of Class A common stock properly exercised their right to redeem such shares (the “Redemptions”) for a pro rata portion of the funds held in the Trust Account. As a result, approximately $324.4 million (or approximately $10.12 per share) was withdrawn from the Trust Account to pay such holders and approximately $83.0 million remained in the Trust Account as of March 31, 2023. As of the date of this joint proxy statement/consent solicitation statement/prospectus, TLG has 7,948,405 shares of Class A common stock outstanding.

Based on its due diligence investigations of Electriq and the industry in which it operates, including the financial and other information provided by Electriq in the course of their negotiations in connection with the Merger Agreement, the TLG Board believes that the Business Combination with Electriq is advisable, fair to and in the best interests of TLG and its stockholders. See the section entitled “The Business Combination—Recommendation of the TLG Board of Directors and Reasons for the Business Combination.”

Q:	WHY IS TLG PROVIDING STOCKHOLDERS WITH THE OPPORTUNITY TO VOTE ON THE BUSINESS COMBINATION?

A:

We are seeking approval of the Business Combination for purposes of complying with our Existing Charter and applicable NYSE listing rules requiring stockholder approval of issuances of more than 20% of a listed company’s issued and outstanding common stock. In addition, pursuant to the Existing Charter, we must provide all public stockholders with the opportunity to redeem all or a portion of their Public Shares upon the consummation of an initial Business Combination (as defined in our Existing Charter) either in conjunction with a tender offer or in conjunction with a stockholder vote to approve such initial Business Combination. If we submit an initial Business Combination to the stockholders for their approval, our Existing Charter requires us to conduct a redemption offer in conjunction with the proxy solicitation (and not in conjunction with a tender offer) pursuant to the applicable SEC proxy solicitation rules.

Q:	DO ELECTRIQ’S STOCKHOLDERS NEED TO APPROVE THE BUSINESS COMBINATION?

A:

Yes. Concurrently with the execution of the Merger Agreement, TLG and the Supporting Electriq Stockholders (as defined herein) entered into the Support Agreement, a copy of which is attached as Annex E. Under the Support Agreement, each Supporting Electriq Stockholder agreed to, among other things, (i) vote at any meeting of the stockholders of Electriq or by written consent all of its Electriq common stock and/or Electriq pre-2023 preferred stock, as applicable, held of record or thereafter acquired in favor of the Business Combination and the adoption of the Merger Agreement; and (ii) be bound by certain transfer restrictions with respect to Electriq securities, in each case, on the terms and subject to the conditions set forth in the Support Agreement. The shares of Electriq capital stock that are owned by the Supporting Electriq Stockholders and subject to the Support Agreement represent approximately 56% of the outstanding shares of Electriq common stock and approximately 66% of the outstanding shares of Electriq pre-2023 preferred stock, in each case, as of June 8, 2023. The execution and delivery of written consents by all of the Supporting Electriq Stockholders will constitute the Electriq stockholder approval at the time of such delivery.

Q:	DO I HAVE REDEMPTION RIGHTS?

A:

If you are a holder of Public Shares or, if you hold Public Shares through Units and elect to separate your Units into the underlying Public Shares and Public Warrants prior to exercising your Redemption Rights with respect to the Public Shares, you have the right to require that TLG redeem such shares for a pro rata portion of the cash held in the Trust Account, which holds the proceeds of the TLG IPO, certain proceeds from the sale of the Private Placement Warrants and the funds deposited into the Trust Account in connection with the Extensions, as of two business days prior to the consummation of the transactions contemplated by the Business Combination Proposal (including interest earned on the funds held in the Trust Account and not previously released to TLG to pay taxes) (“Redemption Rights” and, such redemption pursuant to an exercise of the Redemption Rights, the “Redemption”).

Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption with respect to more than 15% of the Public Shares without the consent of TLG. Accordingly, all Public Shares in excess of 15% held by a public stockholder, together with any affiliate of such stockholder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed without the consent of TLG.

Under TLG’s Existing Charter, the Business Combination may be consummated only if TLG would have at least $5,000,001 of net tangible assets upon consummation of the Business Combination (after giving effect to all redemption requests from holders of Public Shares that properly require redemption of their shares for cash).

Q:	WILL MY VOTE AFFECT MY ABILITY TO EXERCISE REDEMPTION RIGHTS?

A:

No. You may exercise your Redemption Rights whether you vote your Public Shares for or against, or whether you abstain from voting on, the Business Combination Proposal or any other Proposal described in this joint proxy statement/consent solicitation statement/prospectus. As a result, the Business Combination Proposal can be approved by stockholders who will redeem their Public Shares and no longer remain stockholders and the Business Combination may be consummated even though the funds available from the Trust Account and the number of public stockholders are substantially reduced as a result of redemptions by public stockholders.

Q:	HOW DO I EXERCISE MY REDEMPTION RIGHTS?

A:

If you are a holder of Public Shares and wish to exercise your Redemption Rights, you must demand that TLG redeem your shares for cash no later than the second business day preceding the vote on the Business

Combination Proposal by delivering your stock to TLG’s transfer agent physically or electronically using The Depository Trust Company’s DWAC (Deposit and Withdrawal at Custodian) system. Any holder of Public Shares will be entitled to require that such holder’s shares be redeemed for a pro rata portion of the amount then in the Trust Account (which, for illustrative purposes, was approximately $ , or $ per share, as of , 2023, the TLG Record Date). Such amount, including interest earned on the funds held in the Trust Account and not previously released to TLG to pay its taxes, will be paid promptly upon consummation of the Business Combination. However, under Delaware law, the proceeds held in the Trust Account could be subject to claims that could take priority over those of TLG’s public stockholders exercising Redemption Rights, regardless of whether such holders vote for or against the Business Combination Proposal. Therefore, the per-share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. Your vote on any Proposal will have no impact on the amount you will receive upon exercise of your Redemption Rights.

Any request for redemption, once made by a holder of Public Shares, may be withdrawn at any time up to the time the vote is taken with respect to the Business Combination Proposal at the Special Meeting. If you deliver your shares for redemption to TLG’s transfer agent and later decide prior to the Special Meeting not to elect redemption, you may request that TLG’s transfer agent return the shares (either physically or electronically).

If a holder of Public Shares properly makes a request for redemption and the Public Shares are delivered to TLG’s transfer agent as described herein, then, if the Business Combination is consummated, TLG will redeem these shares for a pro rata portion of funds deposited in the Trust Account. If you exercise your Redemption Rights, then you will be exchanging your Public Shares for cash and you will cease to have any rights as a TLG stockholder (other than the right to receive the redemption amount) upon consummation of the Business Combination.

Holders of Units must elect to separate the Units into the underlying Public Shares and Public Warrants prior to exercising Redemption Rights with respect to the Public Shares. If a public stockholder wishes to exercise Redemption Rights and holds their Units in an account at a brokerage firm or bank, such public stockholders must notify their broker or bank that they elect to separate the Units into the underlying Public Shares and Public Warrants, or if a holder holds Units registered in its own name, the holder must contact Continental Stock Transfer & Trust Company, TLG’s transfer agent, directly and instruct it to do so.

For a discussion of U.S. federal income tax considerations for holders of Public Shares with respect to the exercise of the Redemption Rights, see “U.S. Federal Income Tax Considerations—Exercise of the Redemption Rights” beginning on page 310.

Q:	DO I HAVE APPRAISAL RIGHTS IF I OBJECT TO THE PROPOSED BUSINESS COMBINATION?

A:

The TLG stockholders do not have appraisal rights in connection with the Business Combination or the other Proposals under the DGCL. See the section entitled “TLG’s Special Meeting of Stockholders—Appraisal Rights.”

Holders of shares of Electriq stock who (i) do not consent to the adoption of the Merger Agreement, (ii) follow the procedures set forth in Section 262 of the DGCL (including making a written demand of appraisal to Electriq within 20 days after the date of mailing of the notice of appraisal rights) and (iii) have not otherwise waived the appraisal rights, will be entitled, under Section 262 of the DGCL, to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid on the amount determined to be “fair value.” See Section 262 of the DGCL attached as Annex L.

Q:	WHAT HAPPENS TO THE FUNDS DEPOSITED IN THE TRUST ACCOUNT AFTER CONSUMMATION OF THE BUSINESS COMBINATION?

A:

As of March 31, 2023, a total of approximately $83.0 million remained in the Trust Account. After consummation of the Business Combination, the funds in the Trust Account will be used to pay holders of the Public Shares who exercise Redemption Rights, and any remaining amounts thereafter will be used to pay fees and expenses incurred in connection with the Business Combination and for New Electriq’s working capital and general corporate purposes.

Q:	WHAT HAPPENS IF THE BUSINESS COMBINATION IS NOT CONSUMMATED?

A:

If TLG does not complete the Business Combination with Electriq for whatever reason, TLG would search for another target business with which to complete a business combination. If TLG does not complete the Business Combination with Electriq or another target business within the Completion Window, TLG must redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the amount then held in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to TLG to pay taxes (less up to $100,000 of interest to pay dissolution expenses) divided by the number of outstanding Public Shares. Sponsor and the other holders of Class F common stock have no Redemption Rights in the event a business combination is not effected in the Completion Window, and, accordingly, their shares of Class F common stock will have no value. Additionally, in the event a business combination is not effected in the Completion Window, the proceeds of the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the outstanding Public Shares, and the Private Placement Warrants will have no value.

Q:	HOW DO THE TLG SPONSOR AND INDEPENDENT DIRECTORS INTEND TO VOTE ON THE PROPOSALS?

A:

Sponsor, an affiliate of Sponsor, our independent directors and the other holders of our Class F common stock are entitled to vote an aggregate of approximately 38.6% of the outstanding shares of TLG common stock. TLG has entered into a sponsor agreement with Sponsor, an affiliate of Sponsor and TLG’s independent directors (as amended, the “Sponsor Agreement”), pursuant to which each agreed to vote all shares of TLG common stock owned by them in favor of all of the Proposals presented at the Special Meeting.

Q:	DO SPONSOR OR ANY OF TLG’S DIRECTORS OR OFFICERS HAVE INTERESTS IN THE BUSINESS COMBINATION THAT MAY DIFFER FROM OR BE IN ADDITION TO THE INTERESTS OF ELECTRIQ STOCKHOLDERS?

A:

Sponsor and TLG’s officers and certain non-employee directors may have interests in the Business Combination that may be different from, or in addition to, the interests of TLG public stockholders generally, including the fact that Sponsor and its affiliates may experience a positive rate of return on their investment, even if TLG public stockholders experience a negative rate of return on their investment, due to having purchased the shares of Class F common stock for approximately $0.003 per share. These interests may cause Sponsor and TLG’s directors and officers to view the Business Combination differently than TLG stockholders may generally view it. As a result, Sponsor and TLG’s directors and officers may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidating TLG.

The TLG Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Merger Agreement and the Business Combination, and in recommending that the Merger Agreement and the Business Combination be approved by TLG stockholders. For more information on the interests of TLG directors and executive officers in the Merger, see the section titled “The Business Combination —Interests of Sponsor and TLG’s Directors and Officers in the Business Combination” beginning on page 270.

Q:	WHAT CONSTITUTES A QUORUM AT THE SPECIAL MEETING?

A:

Holders of a majority of the voting power of the outstanding shares of capital stock of TLG entitled to vote at the Special Meeting must be present, in person (including presence at a virtual meeting) or represented by proxy at the Special Meeting to constitute a quorum and in order to conduct business at the Special Meeting. Additionally, for each additional vote of holders of a class of common stock, voting as a separate class, required to approve the Charter Proposal, holders of shares representing a majority of the voting power of the outstanding shares of such class must be present, in person (including presence at a virtual meeting) or represented by proxy at the Special Meeting to constitute a quorum of such class for such votes. Abstentions and broker non-votes, if any, will be counted as present for the purpose of determining a quorum. Sponsor and the other holders of Class F common stock, who currently own approximately 38.6% of the issued and outstanding shares of TLG common stock, will count towards this quorum. In the absence of a quorum, the chairman of the Special Meeting has power to adjourn the Special Meeting. As of the TLG Record Date for the Special Meeting, 6,474,203 shares of TLG common stock would be required to be present in person (including presence at a virtual meeting) or represented by proxy to achieve a quorum.

Q:	WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE SPECIAL MEETING?

A:

The Business Combination Proposal: The approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by the holders of Class A common stock and Class F common stock, voting as a single class, present in person (including presence at the virtual meeting) or represented by proxy at the Special Meeting. Accordingly, a stockholder’s failure to submit a proxy or vote in person (including presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote, if any, with regard to the Business Combination Proposal, will have no effect on the Business Combination Proposal. TLG stockholders must approve the Business Combination Proposal in order for the Business Combination to occur.

The Charter Proposal: The approval of the Charter Proposal requires the affirmative vote of (i) a majority of the outstanding shares of Class A common stock, voting separately as a single class; (ii) a majority of the outstanding shares of Class F common stock, voting separately as a single class; and (iii) a majority of the outstanding shares of Class A common stock and Class F common stock, voting together as a single class. Accordingly, a stockholder’s failure to submit a proxy or vote in person (including presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote, if any, with regard to the Charter Proposal, will have the same effect as a vote “AGAINST” such proposal. The Business Combination is conditioned on the approval of the Charter Proposal, subject to the terms of the Merger Agreement. If the Business Combination Proposal is not approved, the Charter Proposal will not be presented to the stockholders for a vote.

The Non-Binding Governance Proposals: The approval of each of the Non-Binding Governance Proposals requires the affirmative vote of a majority of the votes cast by the holders of Class A common stock and Class F common stock, present in person (including presence at a virtual meeting) or represented by proxy, voting as a single class. Accordingly, a stockholder’s failure to submit a proxy or vote in person (including presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote, if any, with regard to each of the Non-Binding Governance Proposals, will have no effect on any of the Non-Binding Governance Proposals. However, the stockholder vote regarding each of these proposals is an advisory vote and is not binding on TLG or the TLG Board (separate and apart from the approval of the Charter Proposal). The Business Combination is not conditioned on the approval of any of the Non-Binding Governance Proposals. If the Business Combination Proposal is not approved, the Non-Binding Governance Proposals will not be presented to the stockholders for a vote. We believe these provisions are necessary to adequately address the needs of New Electriq. Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, TLG and Electriq intend that the Proposed Charter in the form set forth on Annex B will take effect at consummation of the Business Combination, assuming adoption of the Charter Proposal.

The NYSE Proposal: The approval of the NYSE Proposal requires the affirmative vote of a majority of the votes cast by the holders of Class A common stock and Class F common stock, present in person (including presence at a virtual meeting) or represented by proxy, voting as a single class. Accordingly, a stockholder’s failure to submit a proxy or vote in person (including presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote, if any, with regard to the NYSE Proposal, will have no effect on the NYSE Proposal. The Business Combination is conditioned on the approval of the NYSE Proposal, subject to the terms of the Merger Agreement. If the Business Combination Proposal is not approved, the NYSE Proposal will not be presented to the stockholders for a vote.

The Director Election Proposal: The approval of the Director Election proposal requires the affirmative vote of a plurality of the votes cast by the holders of Class F common stock, present in person (including presence at a virtual meeting) or represented by proxy, voting separately as a single class. This means that the director nominees who receive the most affirmative votes will be elected. Stockholders may not cumulate their votes with respect to the election of directors. Accordingly, a stockholder’s failure to submit a proxy or vote in person (including presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Director Election Proposal, will have no effect on the election of directors. The Business Combination is not conditioned on the approval of the Director Election Proposal. If the Business Combination Proposal is not approved, the Director Election Proposal will not be presented to the stockholders for a vote.

The Equity Incentive Plan Proposal: The approval of the Equity Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by the holders of Class A common stock and Class F common stock, present in person (including presence at a virtual meeting) or represented by proxy, voting as a single class. Accordingly, a stockholder’s failure to submit a proxy or vote in person (including presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Equity Incentive Plan Proposal, will have no effect on the Equity Incentive Plan Proposal. The Business Combination is conditioned on the approval of the Equity Incentive Plan Proposal. If the Business Combination Proposal is not approved, the Equity Incentive Plan Proposal will not be presented to the stockholders for a vote.

The Adjournment Proposal: The affirmative vote of a majority of the votes cast by the holders of Class A common stock and Class F common stock, present in person (including presence at a virtual meeting) or represented by proxy, voting as a single class, is required to approve the Adjournment Proposal. Accordingly, a stockholder’s failure to submit a proxy or vote in person (including presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Adjournment Proposal, will have no effect on the Adjournment Proposal. The Business Combination is not conditioned on the approval of the Adjournment Proposal.

TLG has entered into a Sponsor Agreement with Sponsor, an affiliate of Sponsor and TLG’s independent directors, pursuant to which each agreed to vote all shares of TLG common stock owned by them in favor of all of the Proposals presented at the Special Meeting.

Q:	WHAT DOES A TLG STOCKHOLDER NEED TO DO NOW?

A:

TLG urges you to read carefully and consider the information contained in this joint proxy statement/consent solicitation statement/prospectus, including the Annexes and other documents referred to herein, and to consider how the Business Combination will affect you as a stockholder of TLG. Stockholders should then vote as soon as possible in accordance with the instructions provided in this joint proxy statement/consent solicitation statement/prospectus and on the enclosed proxy card.

Q:	WHAT HAPPENS IF I SELL MY SHARES OF COMMON STOCK BEFORE THE SPECIAL MEETING?

A:

The TLG Record Date for the Special Meeting is earlier than the date that the Business Combination is expected to be completed. If you transfer your shares of TLG common stock after the TLG Record Date, but before the Special Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Special Meeting. However, you will not be able to seek redemption of your shares of Class A common stock because you will no longer be able to tender them prior to the Special Meeting in accordance with the provisions described herein. If you transferred your shares of TLG common stock prior to the TLG Record Date, you have no right to vote those shares at the Special Meeting or redeem those shares for a pro rata portion of the proceeds held in the Trust Account.

Q:	IF I AM A TLG STOCKHOLDER, HOW DO I VOTE?

A:

If you are a holder of record of TLG common stock on the TLG Record Date, you may vote in person (including presence at a virtual meeting) at the Special Meeting or by submitting a proxy for the Special Meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed, postage-paid envelope. You may also vote by telephone or Internet by following the instructions printed on the proxy card.

If your shares are held in “street name” in a stock brokerage account or by a broker, bank, or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank, or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to TLG or by voting in person (including presence at a virtual meeting) at the Special Meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank, or other nominee. After obtaining a “legal proxy” please provide to Continental Stock Transfer & Trust via email at proxy@continentalstock.com to receive a control number to access the Special Meeting.

Under the rules of the NYSE, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not permitted to exercise their voting discretion with respect to the approval of matters that the NYSE determines to be “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the Special Meeting are “non-routine” matters. Broker non-votes occur with respect to a proposal when a broker or nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders but is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power. Because none of the proposals to be voted on at the Special Meeting is expected to be a “routine” matter for which brokers may have discretionary authority to vote without instructions from the beneficial owner of the shares, TLG does not expect any broker non-votes at the Special Meeting.

Accordingly, if you are a TLG stockholder holding your shares in “street name” and you do not instruct your broker, bank, or other nominee on how to vote your shares, your broker, bank, or other nominee will not vote your shares on any of the Proposals, and therefore will be the equivalent of a vote “AGAINST” the Charter Proposal, but will have no effect on the vote count for the other Proposals.

Q:	WHAT IF I ATTEND THE SPECIAL MEETING AND ABSTAIN OR DO NOT VOTE?

A:

For purposes of the Special Meeting, an abstention occurs when a stockholder attends the meeting in person (including presence at a virtual meeting) and does not vote or returns a proxy with an “abstain” vote.

If you are a TLG stockholder that attends the Special Meeting virtually and fails to vote on the Charter Proposal, your failure to vote will have the same effect as a vote “AGAINST” such proposal.

If you are a TLG stockholder that attends the Special Meeting virtually and fails to vote on the Business Combination Proposal, the Non-Binding Governance Proposals, the NYSE Proposal, the Director Election Proposal, the Equity Incentive Plan Proposal and the Adjournment Proposal, your failure to vote will have no effect on any of those Proposals.

Q:	WHAT WILL HAPPEN IF I RETURN MY PROXY CARD WITHOUT INDICATING HOW TO VOTE?

A:

If you are a holder of record of TLG common stock on the TLG Record Date and you sign and return your proxy card without indicating how to vote on any particular Proposal, the common stock represented by your proxy will be voted “FOR” each of the Proposals presented at the Special Meeting.

Q:	MAY I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A:

Yes. If you are a holder of record of TLG common stock on the TLG Record Date, you may change your vote at any time before your proxy is exercised at the Special Meeting by doing any one of the following:

•	send another proxy card with a later date;

•	notify TLG’s Chief Executive Officer in writing before the Special Meeting that you have revoked your proxy; or

•	attend the Special Meeting and vote electronically by visiting and entering the control number found on your proxy card, instruction form or notice you previously received.

If you are a stockholder of record of TLG and you choose to send a written notice or to mail a new proxy, you must submit your notice of revocation or your new proxy to Morrow Sodali LLC, and it must be received at any time before the vote is taken at the Special Meeting. Any proxy that you submitted may also be revoked by submitting a new proxy by mail, or online or by telephone, not later than                 on                 , or by voting online at the Special Meeting. Simply attending the Special Meeting will not revoke your proxy. If you have instructed a broker, bank, or other nominee to vote your shares of TLG common stock, you must follow the directions you receive from your broker, bank, or other nominee in order to change or revoke your vote.

Q:	WHAT HAPPENS IF I FAIL TO TAKE ANY ACTION WITH RESPECT TO THE SPECIAL MEETING?

A:

If you fail to take any action with respect to the Special Meeting and the Business Combination is approved by stockholders and consummated, you will be a stockholder of New Electriq. Failure to take any action with respect to the Special Meeting will not affect your ability to exercise your Redemption Rights. If you fail to take any action with respect to the Special Meeting and the Business Combination is not approved, you will continue to be a stockholder of TLG while TLG searches for another target business with which to complete a business combination.

Q:	WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?

A:

Stockholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/consent solicitation statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your TLG shares.

Q:	WHO CAN HELP ANSWER MY QUESTIONS?

A:

If you have questions about the Business Combination or if you need additional copies of the joint proxy statement/consent solicitation statement/prospectus or the enclosed proxy card you should contact our proxy solicitor, Morrow Sodali LLC:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, CT 06902

Stockholders may call toll-free: (800) 662-5200

Banks and brokers may call collect: (203) 658-9400

You may also obtain additional information about TLG from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of Public Shares and you intend to seek redemption of your Public Shares, you will need to deliver your stock (either physically or electronically) to TLG’s transfer agent at the address below prior to the vote at the Special Meeting. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company

1 State Street 30th Floor

New York, New York 10004

Attention: SPAC Redemption Team

Email: spacredemptions@continentalstock.com

QUESTIONS AND ANSWERS ABOUT ELECTRIQ’S CONSENT SOLICITATION

Q:	WHO IS ENTITLED TO GIVE A WRITTEN CONSENT FOR ELECTRIQ?

A:

The Electriq Board has set                 , 2023 as the record date (the “Electriq Record Date”) for determining Electriq stockholders entitled to sign and deliver written consents with respect to this consent solicitation. Holders of outstanding shares of Electriq common stock or Electriq pre-2023 preferred stock as of the close of business on the Electriq Record Date will be entitled to give a consent using the form of written consent to be furnished to them.

Q:	WHAT APPROVAL IS REQUIRED BY THE ELECTRIQ STOCKHOLDERS TO ADOPT AND APPROVE THE MERGER AGREEMENT AND APPROVE THE BUSINESS COMBINATION?

A:

The Business Combination cannot be completed unless Electriq stockholders adopt and approve the Merger Agreement and thereby approve the Business Combination and the other transactions contemplated by the Merger Agreement. Pursuant to the DGCL and the Electriq certificate of incorporation, the adoption and approval of the Merger Agreement and the approval of the Business Combination requires the approval of the holders of a majority of the issued and outstanding shares of Electriq common stock and Electriq pre-2023 preferred stock (on an as-converted-to-Electriq-common stock basis), as of the Electriq Record Date via a written consent as a single class (the “Required Electriq Merger Approval”).

Your delivery of the written consent is important. The Business Combination cannot be completed unless the Merger Agreement is adopted and approved and the Business Combination is approved by the Required Electriq Merger Approval. If you fail to deliver the written consent with respect to the adoption and approval of the Merger Agreement and approval of the Business Combination, the effect will be the same as a vote “AGAINST” the adoption and approval of the Merger Agreement and approval of the Business Combination.

Q:	DO ANY OF ELECTRIQ’S DIRECTORS OR OFFICERS HAVE INTERESTS IN THE BUSINESS COMBINATION THAT MAY DIFFER FROM OR BE IN ADDITION TO THE INTERESTS OF ELECTRIQ STOCKHOLDERS?

A:

Electriq’s executive officers and certain non-employee directors may have interests in the Business Combination that may be different from, or in addition to, the interests of Electriq stockholders, generally. These interests may cause the directors and executive officers of Electriq to view the Business Combination differently than Electriq stockholders may generally view it. The Electriq Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Merger Agreement, the Business Combination and the other transactions contemplated by the Merger Agreement, and in recommending that the Merger Agreement, the Business Combination and the other transactions contemplated by the Merger Agreement be approved by Electriq stockholders. For more information on the interests of Electriq directors and executive officers in the Merger, see the sections titled “The Business Combination—Interests of Electriq’s Directors and Executive Officers in the Business Combination” beginning on page 274.

Q:	HOW CAN AN ELECTRIQ STOCKHOLDER RETURN ITS WRITTEN CONSENT?

A:

If you hold shares of Electriq Common Stock or Electriq pre-2023 preferred stock as of the close of business on the Electriq Record Date and you wish to submit your consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to Electriq. Once you have completed, dated and signed your written consent, deliver it to                 by                 .

Electriq does not intend to hold a stockholders’ meeting to consider the adoption and approval of the Merger Agreement and the approval of the Business Combination, and, unless Electriq decides to hold a stockholders’ meeting for such purposes, you will be unable to vote in person by attending a stockholders’ meeting.

Q:	WHAT IS THE DEADLINE FOR AN ELECTRIQ STOCKHOLDER TO RETURN ITS WRITTEN CONSENT?

A:

The Electriq Board has set                 , on                 , 2023 as the targeted final date and time for the receipt of written consents. Electriq reserves the right to extend the final date for the receipt of written consents beyond                 , 2023 in the event that consents approving the Business Combination and adopting and approving the Merger Agreement have not been obtained by that date from holders of a sufficient number of shares of Electriq common stock and Electriq pre-2023 preferred stock to satisfy the conditions to the Business Combination. Any such extension may be made without notice to Electriq stockholders. Once all conditions to the Business Combination have been satisfied or waived, the consent solicitation will conclude.

Your consent to the Business Combination Proposal may be changed or revoked at any time before the consent deadline. If you wish to change or revoke your consent before the consent deadline, you may do so by delivering a notice of revocation such that it is received before the consent deadline, by emailing a .pdf copy of such notice to                 or by mailing a copy of such notice to Electriq Power, Inc.,                 , Attention: Chief Executive Officer. After the consent deadline, consents become irrevocable.

The Business Combination will not be approved and the Merger Agreement will not be adopted and approved unless the Required Electriq Merger Approval is obtained.

Under the Merger Agreement, Electriq has agreed to obtain the Required Electriq Merger Approval as promptly as practicable after the registration statement containing this joint proxy statement/consent solicitation statement/prospectus is approved by the SEC and declared effective. Your prompt return of the written consent is important.

Q:	WHAT OPTIONS DO ELECTRIQ STOCKHOLDERS HAVE WITH RESPECT TO THE ADOPTION AND APPROVAL OF THE MERGER AGREEMENT AND THE APPROVAL OF THE BUSINESS COMBINATION?

A:

With respect to the outstanding shares of Electriq common stock or Electriq pre-2023 preferred stock that you hold, you may execute a written consent to adopt and approve the Merger Agreement and thereby approve the Business Combination. If you fail to execute and return your written consent, or otherwise withhold your written consent for the adoption and approval of the Merger Agreement and approval of the Business Combination, it has the same effect as voting against the adoption and approval of the Merger Agreement and the approval of the Business Combination. Please note that the Business Combination cannot be completed unless the Required Electriq Merger Approval is obtained.

Q:	SHOULD ELECTRIQ STOCKHOLDERS SEND IN THEIR STOCK CERTIFICATES NOW?

A:

No. Electriq stockholders SHOULD NOT send in any stock certificates now. If the Merger Agreement is adopted and the Business Combination is consummated, transmittal materials, with instructions for their completion, will be provided under separate cover to Electriq stockholders who hold physical stock certificates and the stock certificates should be sent at that time in accordance with such instructions.

Q:	WHOM SHOULD ELECTRIQ STOCKHOLDERS CONTACT IF THEY HAVE ANY QUESTIONS ABOUT THE CONSENT SOLICITATION?

A:

If you have any questions about the Business Combination or how to return your written consent, or if you need additional copies of this joint proxy statement/consent solicitation statement/prospectus or a replacement written consent, you should contact Electriq at                .

SUMMARY OF THE JOINT PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS

This summary highlights selected information included in this joint proxy statement/consent solicitation statement/prospectus and does not contain all of the information that may be important to you. You should read this entire document and its Annexes and the other documents to which we refer before you decide how to vote. Each item in this summary includes a page reference directing you to a more complete description of that item. In this section “we,” “us,” “our” or the “Company” refer to TLG prior to the Business Combination and to New Electriq following the Business Combination.

The Merger and the Merger Agreement (pages 228 and 279)

The terms and conditions of the Merger are contained in the Merger Agreement, as amended by the First Amendment to Merger Agreement, the Second Amendment to Merger Agreement dated March 22, 2023 and the Third Amendment to Merger Agreement dated June 8, 2023, which are attached to this joint proxy statement/consent solicitation statement/prospectus as Annex A, Annex A-1, Annex A-2 and Annex A-3, respectively. We encourage you to read the Merger Agreement carefully, as it is the legal document that governs the Merger.

If the Merger Agreement is approved and adopted and the Merger is subsequently completed, Merger Sub will merge with and into Electriq, with Electriq surviving the Merger as a wholly-owned subsidiary of TLG.

Merger Consideration (page 279)

As part of the Merger, Electriq equityholders will receive aggregate merger consideration (the “merger consideration”), consisting of 27,500,000 shares of TLG common stock at an assumed value of $10.00 per share, plus (i) 3,391,250 additional shares of TLG common stock, being equal to the quotient obtained by dividing (x) the amount of equity raised by Electriq in the Private Capital Raise, whether in cash or by the conversion of indebtedness of Electriq into equity of Electriq, by (y) $8.00 and (ii) 1,356,500 shares of TLG preferred stock, being equal to the number of shares of Electriq cumulative preferred stock outstanding immediately prior to Closing multiplied by the Exchange Ratio. The TLG preferred stock will have a cumulative dividend, payable in kind, of 15% per share, plus any accrued and unpaid dividends on each such share, and will be subject to mandatory redemption on the third anniversary of the original issue date of such shares, payable either in cash or in TLG common stock, at the option of the holder. As part of the merger consideration, holders of Electriq’s warrants and options not exercised prior to the Merger will receive replacement warrants and options, respectively, to purchase shares of New Electriq common stock based on the value of the merger consideration per share of Electriq common stock. See “Business Combination — Merger Consideration; Conversion of Shares” beginning on page 228 for a more complete description of the treatment of each security of Electriq in connection with the Merger.

Fractional Shares; Rounding of Cents. No fractional shares of Class A common stock will be issued by virtue of the Merger or the Business Combination. Each person who would otherwise be entitled to a fraction of a share of Class A common stock (after aggregating all fractional shares of Class A common stock that otherwise would be received by such holder) will instead have issued to such person (i) one share of Class A common stock if the fractional share of Class A common stock such person would otherwise be entitled to is equal to or exceeds 0.50; or (ii) no shares of Class A common stock if the fractional share of Class A common stock such person would otherwise be entitled to is less than 0.50. Each person who would otherwise be entitled to a fraction of a cent (after aggregating all fractional cents that otherwise would be received by such holder) will instead have such fraction rounded down to the nearest whole cent.

Tax Considerations (page 303)

TLG and Electriq intend for the Merger to be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. Accordingly, a Holder that exchanges its

Electriq common stock for TLG common stock generally will not recognize gain or loss in the Merger. However, neither TLG nor Electriq has requested, or intends to request, a ruling from the IRS, with respect to the tax considerations of the Merger and there can be no assurance that the companies’ position would be sustained by a court if challenged by the IRS. Accordingly, if the IRS or a court determines that the Merger does not qualify as a reorganization under Section 368(a) of the Code and is therefore a taxable transaction for U.S. federal income tax purposes, holders of Electriq common stock receiving TLG common stock in connection with the Merger generally would recognize taxable gain or loss on their receipt of the same in connection with the Merger. In addition, the exchange of Electriq cumulative preferred stock for TLG preferred stock is expected to be treated as a separate transaction from the exchange of Electriq common stock for TLG common stock for U.S. federal income tax purposes. Accordingly, the exchange of Electriq cumulative preferred stock for TLG preferred stock is expected to be a taxable transaction for U.S. federal income tax purposes. For a more complete discussion of the U.S. federal income tax considerations of the Merger, see the section titled, “U.S. Federal Income Tax Considerations – Merger.” The tax-free nature of the Merger or any transaction contemplated in the Merger Agreement is not a condition to the closing of the Merger.

Ownership of New Electriq Following the Business Combination

As of the date of this joint proxy statement/consent solicitation statement/prospectus, there are 7,948,405 shares of Class A common stock issued and outstanding, in addition to 5,000,000 shares of Class F common stock. The expected beneficial ownership of shares of New Electriq common stock, which pro forma ownership (i) does not take into account the TLG common stock issuable upon the exercise of the Public Warrants and Private Placement Warrants, (ii) assumes the exercise of all Electriq warrants and options, whether vested or unvested prior to the Closing, in exchange for approximately 1,508,837 shares of TLG common stock, (iii) assumes TLG raises $3.0 million of additional equity financing through the issuance of 300,000 shares of TLG common stock and 150,000 shares of TLG preferred stock, (iv) assumes no shares are issued pursuant to the Post-Closing Lawrie Investment, and (v) assumes the Financing Transactions are consummated and (vi) does not reflect the potential dilutive effect of the TLG preferred stock, will be as follows:

•	Assuming No Redemptions: This presentation assumes that no holders of TLG common stock exercise Redemption Rights with respect to their Public Shares upon consummation of the Business Combination.

•

Assuming 50% Redemptions: This presentation assumes 3,974,203 Public Shares (or approximately 50.0% of the outstanding Public Shares as of the date of this joint proxy statement/consent solicitation statement/prospectus) are redeemed at a price of $10.00 per share along with interest from investments held in the Trust Account for approximately $41.5 million in cash, such that the Trust Account will contain approximately $41.5 million upon consummation of the Business Combination.

•

Assuming Maximum Redemptions: This presentation assumes 7,804,727 Public Shares (or approximately 98.2% of the outstanding Public Shares as of the date of this joint proxy statement/consent solicitation statement/prospectus) are redeemed at a price of $10.00 per share along with interest from investments held in the Trust Account for approximately $81.5 million in cash, such that the Trust Account will contain approximately $1.5 million upon consummation of the Business Combination.

The following summarizes the pro forma New Electriq common stock issued and outstanding immediately after the Business Combination, presented under the assumed redemption scenarios:

	Assuming No Redemptions		Assuming 50% Redemptions (11)		Assuming Maximum Redemptions (12)
Stockholder	Shares	%	Shares	%	Shares	%
Electriq stockholders (1)(2)(3)	29,636,886	68.3%	29,636,886	75.2%	29,636,886	83.2%
Public stockholders (4)	7,948,405	18.3%	3,974,202	10.1%	143,678	0.4%
Sponsor and certain affiliates (5)(6)(7)	5,372,148	12.4%	5,372,148	13.6%	5,372,148	15.1%
Other financing stockholders (8)	450,000	1.0%	450,000	1.1%	450,000	1.3%

Total (9)(10)	43,407,439	100%	39,433,236	100%	35,602,712	100%

(1)	Excludes 350,000 shares of New Electriq preferred stock issued to Electriq stockholders upon conversion of their shares of Electriq cumulative preferred stock issued in the Pre-Closing Financings.
(2)	Excludes 506,500 shares of New Electriq preferred stock issued to holders of shares of Electriq cumulative preferred stock in connection with the Pre-Closing Loan Conversion.
(3)	Includes 1,156,255 shares of Class A common stock underlying Electriq stock options to be assumed at Closing.
(4)

Excludes 13,333,333 Public Warrants as such warrants are not expected to be in the money at Closing, and 71,839 shares of New Electriq preferred stock expected to be issued to holders of TLG common stock in connection with non-redemption agreements.

(5)

Excludes 500,000 shares of New Electriq preferred stock issued to Mr. Lawrie upon conversion of shares of Electriq cumulative preferred stock issued to Mr. Lawrie in the Pre-Closing Financings and 250,000 shares of New Electriq preferred stock issued to Mr. Lawrie in connection with the Closing Financings.

(6)	Excludes 425,000 shares of New Electriq preferred stock issued to Mr. Lawrie in connection with the Lawrie Notes Conversion.
(7)

Excludes 415,150 shares of New Electriq preferred stock and 1,000,000 Private Placement Warrants issued to Sponsor in exchange for settlement of the Working Capital Loans; warrants are not expected to be in the money at Closing.

(8)	Excludes 225,000 shares of New Electriq preferred stock issued in connection with the Financing Transactions to other financing stockholders at Closing.
(9)

Excludes shares of Class A common stock of New Electriq to potentially be reserved, subject to stockholder approval, in an amount equal to approximately 10% of the number of outstanding shares of Class A common stock on a fully diluted basis as of immediately following the Closing pursuant to the Equity Incentive Plan.

(10)	Excludes 2,000,000 Private Placement Warrants issued to RBC as the warrants are not expected to be in the money at Closing.
(11)	Assumes redemption of 3,974,203 Public Shares, or 50%, of TLG Class A common stock at approximately $10.44 per share in connection with the Business Combination.
(12)	Assumes redemption of 7,804,727 Public Shares, or 98.2%, of TLG Class A common stock at approximately $10.44 per share such that 143,678 shares are held by public stockholders at Closing.

If the actual facts differ from our assumptions, the numbers of shares and percentage interests set forth above will be different. Please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

In addition, the following table illustrates varying ownership levels in New Electriq common stock immediately following the consummation of the Business Combination based on the varying levels of redemptions by the TLG public stockholders on a fully diluted basis, assuming each holder of New Electriq preferred stock elects to receive TLG common stock rather than cash on mandatory redemption and full exercise or conversion of (A) the Public Warrants, (B) the Private Placement Warrants (owned by RBC) and (C) the warrants of New Electriq that are expected to be issued to satisfy $1,500,000 of the outstanding Working Capital

Loans. The following table does not include the potential dilutive impact of the exercise of the Electriq warrants and options, as the pro forma ownership scenarios presented herein already assume the exercise of all Electriq warrants and options.

	Assuming No Redemptions		Assuming 50% Redemptions		Assuming Maximum Redemptions
Additional Dilution Sources (1)	Shares	% (2)	Shares	% (2)	Shares	% (2)
New Electriq preferred stock (3)	41,725,038	49.0%	41,725,038	51.4%	41,725,038	54.0%
Public Warrants (4)	13,333,333	23.5%	13,333,333	25.3%	13,333,333	27.2%
RBC’s Private Placement Warrants (5)	2,000,000	4.4%	2,000,000	4.8%	2,000,000	5.3%
Working Capital Loan Warrants (6)	1,000,000	2.3%	1,000,000	2.5%	1,000,000	2.7%
New Equity Incentive Plan Pool (7)	4,823,049	10.0%	4,381,471	10.0%	3,955,857	10.0%

Total Additional Dilution Sources (8)	62,881,420	59.2%	62,439,842	61.3%	62,014,228	63.5%

(1)

All share numbers and percentages for the Additional Dilution Sources are presented without taking into account any amounts paid by the holders of the given Additional Dilution Sources and therefore may overstate the presentation of dilution.

(2)

The percentage of total with respect to each Additional Dilution Source, including the Total Additional Dilutive Sources, includes the full amount of shares issued with respect to the applicable Additional Dilution Source in both the numerator and denominator. For example, in the no redemptions scenario, the percentage of total with respect to the shares underlying the Public Warrants would be calculated as follows: (a) 13,333,333 shares issued pursuant to the Public Warrants divided by (b) (i) 71,098,405 shares (the number of shares assumed outstanding prior to any issuance pursuant to the shares underlying the Public Warrants) plus (ii) 13,333,333 shares issued pursuant to the shares underlying the Public Warrants.

(3)

Assumes the redemption of 4,172,504 shares of New Electriq preferred stock (including 1,429,015 shares of New Electriq preferred stock expected to be issued over three years as payable in kind dividends) for 41,725,038 shares of New Electriq common stock, which is the maximum number of shares of New Electriq common stock that may be issued pursuant to the terms of the New Electriq preferred stock (which would require a trading price of the New Electriq common stock of $1.00 per share at the time of redemption).

(4)	Assumes exercise of all Public Warrants for 13,333,333 shares of New Electriq common stock.
(5)	Assumes exercise of all Private Placement Warrants owned by RBC for 2,000,000 shares of New Electriq common stock.
(6)	Assumes exercise of all warrants of New Electriq that are expected to be issued to satisfy $1,500,000 of the outstanding Working Capital Loans for 1,000,000 shares of New Electriq common stock.
(7)

Assumes issuance of shares of the Class A common stock to potentially be reserved, subject to stockholder approval, in an amount equal to approximately 10% of the number of outstanding shares of Class A common stock on a fully diluted basis as of immediately following the Closing pursuant to the Equity Incentive Plan.

(8)

Total Additional Dilution Sources excludes 1,156,255 shares of Class A common stock underlying Electriq stock options to be assumed at Closing as these shares are anti-dilutive and have been included in the Electriq stockholders totals in the preceding table illustrating the pro forma New Electriq common stock issued and outstanding immediately after the Business Combination.

Recommendation of the TLG Board of Directors (page 244)

The disinterested members of the TLG Board, and subsequently the full TLG Board, has unanimously determined that the Business Combination, on the terms and conditions set forth in the Merger Agreement, is advisable, fair to and in the best interests of TLG and its stockholders and has directed that the Proposals set forth in this joint proxy statement/consent solicitation statement/prospectus be submitted to its stockholders for approval at the Special Meeting on the date and at the time and place set forth in this joint proxy statement/consent solicitation statement/prospectus. The TLG Board unanimously recommends that TLG’s stockholders vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” each of the Non-Binding Governance Proposals, “FOR” the NYSE Proposal,

“FOR” the Director Election Proposal, “FOR” the Equity Incentive Plan Proposal, and “FOR” the Adjournment Proposal, if presented. See “The Business Combination—Recommendation of the TLG Board of Directors and Reasons for the Business Combination” beginning on page 244.

Opinions of TLG’s Financial Advisor

In connection with the Business Combination, Duff & Phelps delivered three separate written opinions, dated November 13, 2022 (the “Initial Opinion”), March 22, 2023 (the “First Updated Opinion”) and June 8, 2023 (the “Second Updated Opinion” and, together with the Initial Opinion and the First Updated Opinion, the “Opinions”), to the TLG Board, which only addressed the fairness, from a financial point of view, to the TLG public stockholders other than Sponsor and its affiliates (without giving effect to any impact of the Business Combination on any particular stockholder other than in its capacity as a stockholder of TLG), in the aggregate, of the merger consideration to be issued by TLG to the Electriq equityholders, in the aggregate, and did not address any other aspect or implication of the Business Combination or any other agreement, arrangement or understanding.

The full text of the Opinions are attached to this joint proxy statement/consent solicitation statement/prospectus as Annex K, Annex K-1 and Annex K-2 and are incorporated into this document by reference. The summary of the Opinions set forth in this joint proxy statement/consent solicitation statement/prospectus is qualified in its entirety by reference to the full text of the Opinions. TLG’s stockholders are urged to read the Opinions carefully and in their entirety for a discussion of the procedures followed, assumptions made, matters considered and limitations of the review undertaken by Duff & Phelps in connection with the Opinions, as well as other qualifications contained in the Opinions. However, neither the Opinions nor the summary of the Opinions and the related analyses set forth in this joint proxy statement/consent solicitation statement/prospectus are intended to be, nor does either constitute, advice or a recommendation to the TLG Board, any TLG stockholder or any other person as to how to act or vote with respect to any matter relating to the Business Combination.

TLG’s Special Meeting of Stockholders (page 120)

The Special Meeting in lieu of the 2023 annual meeting of stockholders of TLG will be held on                , 2023, at                , Eastern time, in virtual format. At the Special Meeting, TLG stockholders will be asked to vote on the Business Combination Proposal, the Charter Proposal, each of the Non-Binding Governance Proposals, the NYSE Proposal, the Director Election Proposal, the Equity Incentive Plan Proposal, and, if necessary, the Adjournment Proposal to permit further solicitation and vote of proxies if necessary or desirable, at the determination of the TLG Board.

Stockholders will be entitled to vote or direct votes to be cast at the Special Meeting if they owned shares of TLG common stock at the close of business on                 , 2023, the TLG Record Date for the Special Meeting. Stockholders are entitled to one vote for each share of TLG common stock owned at the close of business on the TLG Record Date. If stockholders’ shares are held in “street name” or are in a margin or similar account, stockholders should contact their broker, bank, or other nominee to ensure that votes related to the shares they beneficially own are properly counted. On the TLG Record Date, there were 12,948,405 shares of common stock outstanding, of which 7,948,405 were Public Shares and 5,000,000 were shares of Class F common stock.

A quorum of TLG stockholders is necessary to hold a valid Special Meeting. A quorum will be present at the Special Meeting if the holders of a majority of the voting power of the outstanding shares of capital stock of TLG entitled to vote at the Special Meeting as of the TLG Record Date is represented in person (including presence at a virtual meeting) or by proxy. Additionally, for each additional vote of holders of a class of common stock, voting as a separate class, required to approve the Charter Proposal, holders of shares representing a majority of the voting power of the outstanding shares of such class must be present, in person (including presence at a virtual meeting) or represented by proxy at the Special Meeting to constitute a quorum of such class for such votes. Abstentions and broker non-votes, if any, will be counted as present for the purpose of determining a quorum. Sponsor and the other holders of Class F common stock, who currently own approximately 38.6% of the issued and outstanding shares of TLG common stock, will count towards this quorum. As of the TLG Record Date, 6,474,203 shares of common stock, present in person (including presence at a virtual meeting) or represented by proxy, would be required to achieve a quorum. TLG has entered a letter agreement with Sponsor, an affiliate of Sponsor and TLG’s officers and independent directors and a letter agreement with RBC, pursuant to which each agreed to vote any shares of TLG common stock owned by them in favor of the Business Combination Proposal presented at the Special Meeting and, with respect to Sponsor, its affiliate and TLG’s officers and independent directors, the other Proposals. The Proposals presented at the Special Meeting will require the following votes:

•

The approval of each of the Business Combination Proposal, the Non-Binding Governance Proposals, the NYSE Proposal, the Equity Incentive Plan Proposal and the Adjournment Proposal, if presented, requires the affirmative vote of a majority of the votes cast by the holders of the Class A common stock and Class F common stock, present in person (including presence at a virtual meeting) or represented by proxy, voting as a single class. Accordingly, a stockholder’s failure to submit a proxy or vote in person (including presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote, if any, with regard to each of the Business Combination Proposal, the Non-Binding Governance Proposals, the NYSE Proposal, the Equity Incentive Plan Proposal or the Adjournment Proposal, if presented, will have no effect on the Business Combination Proposal, the Non-Binding Governance Proposals, the NYSE Proposal, the Equity Incentive Plan Proposal or the Adjournment Proposal.

•

The approval of the Director Election Proposal requires the affirmative vote of a plurality of the votes cast by the holders of Class F common stock, present in person (including presence at a virtual meeting) or represented by proxy, voting separately as a single class. This means that the director nominees who receive the most affirmative votes will be elected. Failure to submit a proxy or vote in person (including presence at a virtual meeting) at the TLG Special Meeting, abstentions, and broker non-votes, if any, will have no effect on the Director Election Proposal.

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The approval of the Charter Proposal requires the affirmative vote of (i) a majority of the outstanding shares of Class A common stock, voting separately as a single class; (ii) a majority of the outstanding shares of Class F common stock, voting separately as a single class; and (iii) a majority of the outstanding shares of TLG common stock and Class F common stock, voting together as a single class, in each case present in person (including presence at a virtual meeting) or represented by proxy. Accordingly, a stockholder’s failure to submit a proxy or vote in person (including presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote, if any, with regard to the Charter Proposal, will have the same effect as a vote “AGAINST” such proposal.

•

Consummation of the Business Combination is conditioned on the approval of the Business Combination Proposal, the Charter Proposal, the NYSE Proposal and the Equity Incentive Plan Proposal, subject to the terms of the Merger Agreement. The Business Combination is not conditioned on the Non-Binding Governance Proposals, the Director Election Proposal or the Adjournment Proposal. If the Business Combination Proposal is not approved, the other Proposals (except the Adjournment Proposal) will not be presented to the stockholders for a vote.

Electriq’s Solicitation of Written Consents

Electriq stockholders are being asked to adopt and approve the Merger Agreement and approve the Business Combination (the “Electriq Business Combination Proposal”) by executing and delivering the written consent furnished with this joint proxy statement/consent solicitation statement/prospectus.

Electriq stockholders may consent to the Electriq Business Combination Proposal by completing and executing the written consent furnished with this joint proxy statement/consent solicitation statement/prospectus and returning it to Electriq by                 , 2023 by emailing a .pdf copy of such executed written consent to                 .

For more information, please see “Electriq’s Solicitation of Written Consents.”

Sponsor and TLG’s Directors and Executive Officers Have Financial Interests in the Business Combination (page 270)

In considering the recommendation of the TLG Board to vote in favor of approval of the Proposals, stockholders should keep in mind that Sponsor and TLG’s directors and officers have interests in such Proposals that are different from or in addition to (and which may conflict with) those of TLG stockholders generally, including the fact that Sponsor and TLG’s directors and certain officers and their respective affiliates may experience a positive rate of return on their investment, even if TLG public stockholders experience a negative rate of return on their investment, due to having purchased the shares of Class F common stock for approximately $0.003 per share. Stockholders should take these interests into account in deciding whether to approve the Proposals presented at the Special Meeting, including the Business Combination Proposal. These interests include, among other things:

•

If the Business Combination with Electriq or another initial business combination is not consummated within the Completion Window, TLG will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining stockholders and the TLG Board, dissolving and liquidating. In such event, the 4,860,869 shares of Class F common stock held by Sponsor and its affiliate and the 115,943 shares of Class F common stock held by TLG’s independent directors would be worthless because Sponsor and independent directors are not entitled to participate in any redemption or distribution from the Trust Account with respect to such shares. The shares of Class F common stock held by Sponsor had an aggregate market value of $                , and the shares of Class F common stock held by TLG’s independent directors had an aggregate market value of $                , in each case based upon the closing price of $                per share of Class A common stock on the NYSE on                , 2023, the most recent practicable date prior to the date of this joint proxy statement/consent solicitation statement/prospectus. Pursuant to the Sponsor Agreement, the Sponsor has agreed to relinquish and cancel, for no consideration, 3,270,652 shares of Class F common stock, subject to the Closing.

•

Sponsor purchased an aggregate of 4,666,667 Private Placement Warrants from TLG for an aggregate purchase price of $7.0 million (or $1.50 per warrant). This purchase took place on a private placement basis simultaneously with the consummation of the TLG IPO. A portion of the proceeds from the sale of the Private Placement Warrants to Sponsor was deposited in the Trust Account. The Private Placement Warrants had an aggregate market value of $                based upon the closing price of $                per Public Warrant on the NYSE on                , 2023, the most recent practicable date prior to the date of this joint proxy statement/consent solicitation statement/prospectus. The Private Placement Warrants will become worthless if TLG does not consummate a business combination within the Completion Window because Sponsor is not entitled to participate in any redemption or distribution from the Trust Account. Pursuant to the Sponsor Agreement, the Sponsor has agreed to relinquish and cancel, for no consideration, its 4,666,667 Private Placement Warrants, subject to the Closing.

•

On December 23, 2022, Electriq entered into an amended and restated securities purchase agreement with Mr. Lawrie, which was amended on March 22, 2023, pursuant to which Mr. Lawrie agreed to purchase secured convertible promissory notes from Electriq (the “Lawrie Notes”) in an amount of up to $8.5 million. The initial $5.0 million funding under the amended and restated securities purchase agreement was completed on December 23, 2022 and the remaining $3.5 million funding occurred on March 30, 2023.

The Lawrie Notes bear interest at a simple rate of 14% per annum, payable quarterly in cash. The Lawrie Notes are payable in full 24 months following the issuance of each Lawrie Note. The Lawrie Notes are senior to all current and future indebtedness of Electriq, except that they are pari passu to certain Electriq stockholder debt.

Mr. Lawrie has agreed to convert the Lawrie Notes into 1,062,500 shares of TLG common stock and 425,000 shares of TLG preferred stock at the Closing pursuant to the Lawrie Notes Conversion. To the extent that the Lawrie Notes are not converted at Closing, Mr. Lawrie will have the right but not the obligation to convert the outstanding principal and unpaid accrued interest under the Lawrie Notes into equity of Electriq or its successor in the event of (i) a future issuance of equity securities for the purpose of raising capital of at least $20.0 million; (ii) an acquisition of Electriq or its successor, whether by asset purchase, merger or share purchase (an “Acquisition Transaction”); (iii) certain capital markets transactions, including IPO, direct listing, or SPAC-related transaction (a “Capital Markets Transaction”); or (iv) upon maturity if the Lawrie Note remains outstanding. Other than at maturity, the conversion price is 95% of the relevant consideration per share. With respect to conversion at maturity, the price per share is to be obtained by dividing $275.0 million by the number of outstanding shares of common stock of Electriq. Mr. Lawrie will be entitled to demand prepayment in cash in connection with any Capital Markets Transaction. If Mr. Lawrie does not convert in connection with an Acquisition Transaction (other than the Merger), Electriq is required to pay Mr. Lawrie two times the outstanding principal amount in cash. The Lawrie Notes have events of default that are customary for similar instruments. TLG has agreed to pay the expenses incurred in connection with entering into the Lawrie Notes.

•

Pursuant to the Pre-Closing Financings, Mr. Lawrie has agreed to purchase $10.0 million of Electriq common stock and Electriq cumulative preferred stock. Upon conversion in the Merger, the shares of Electriq common stock and Electriq cumulative preferred stock received in the Pre-Closing Financings will convert into shares of TLG common stock and shares of TLG preferred stock, respectively.

•

Pursuant to the Closing Financings, Mr. Lawrie has agreed to purchase an aggregate of 500,000 shares of TLG common stock for $5.0 million. In connection with such purchase, Mr. Lawrie will receive, as an incentive for his investment, 250,000 shares of TLG preferred stock at closing of the Merger.

•

Pursuant to the Post-Closing Lawrie Investment, Mr. Lawrie has agreed to purchase up to 300,000 shares of TLG common stock at $10.00 per share for up to $3.0 million. In connection with the purchase, Mr. Lawrie will receive up to 150,000 shares of TLG preferred stock as an incentive. The Post-Closing Lawrie Investment is only required to be funded 90 days after closing of the Merger to the extent the total funded in the Pre-Closing Financings, the Closing Financings, any amounts remaining in the trust account at closing of the Merger and any additional amounts raised by TLG from any other sources is less than $28.0 million in the aggregate.

•

It is expected that Mr. Lawrie and Ms. Oke will continue as members of the board of directors after the closing of the Business Combination. Mr. Lawrie and Ms. Oke may receive cash fees, stock options or stock rewards that the board of directors determines to pay its nonexecutive directors after the closing of the Business Combination. In addition, Sponsor is expected to enter into a stockholders’ agreement, pursuant to which it will be entitled to nominate one director until the date upon which Sponsor’s and its affiliates’ aggregate ownership interest of the issued and outstanding common stock of New Electriq decreases to one-half of their aggregate initial ownership interest. See “Other Agreements—Stockholders’ Agreements.”

•

Sponsor or an affiliate of Sponsor or certain of TLG’s directors and officers may, but are not obligated to, loan TLG funds as may be required to consummate the Business Combination (“Working Capital Loans”). Upon consummation of the Business Combination, TLG would repay the Working Capital Loans out of the proceeds of the Trust Account released to TLG. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that the Business

Combination does not close, TLG may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. TLG has drawn approximately $5.0 million under such Working Capital Loans as of March 31, 2023. Sponsor and TLG executed a non-interest-bearing promissory note in May 2021, providing TLG the ability to borrow up to $2,000,000 (the “Original Note”). In March 2022, Sponsor and TLG amended and restated the Original Note, providing the Company the ability to borrow up to $5,000,000 (the “A&R Note”). In September 2022, Sponsor and TLG amended and restated the A&R Note, providing TLG the ability to borrow up to $8,000,000 (the “Second A&R Note”). In June 2023, Sponsor and TLG amended and restated the Second A&R Note, providing TLG the ability to borrow up to $10,000,000. Sponsor has agreed to convert all borrowings under the Working Capital Loans into (i) an amount of shares of TLG common stock equal to the quotient of (a) the Working Capital Loan amount less $1,500,000 divided by (b) $10.00, plus (ii) an amount of shares of TLG preferred stock equal to (x) the Working Capital Loan amount less $1,500,000 divided by (y) $20.00, pursuant to the Sponsor Agreement. In addition, an amount equal to $1,500,000 of the Working Capital Loans will be converted at the Closing into 1,000,000 Private Placement Warrants.

•

Sponsor has agreed that it will be liable to TLG if and to the extent any claims by a third party (other than TLG’s independent registered public accounting firm) for services rendered or products sold to TLG, or a prospective target business with which TLG has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay TLG’s taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under TLG’s indemnity of the underwriters of the TLG IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, Sponsor will not be responsible to the extent of any liability for such third-party claims. If TLG consummates the Business Combination, on the other hand, New Electriq will be liable for all such claims.

•

TLG’s directors and officers and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on TLG’s behalf, such as identifying and investigating possible business targets and business combinations. However, if TLG fails to consummate an initial business combination within the Completion Window, they will not have any claim against the Trust Account for reimbursement. Accordingly, TLG may not be able to reimburse these expenses if the Business Combination or another business combination is not consummated within the Completion Window.

•

Completion of the proposed Business Combination may enhance Sponsor’s business reputation and better position it in connection with future business opportunities, including as it relates to raising future funds, accessing relationships with high-quality limited partners and strategic partners, developing other commercial relationships with other strategic partners and other firms in Electriq’s industry, accessing investment opportunities for funds and sponsoring any future special purpose acquisition companies like TLG.

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Sponsor has agreed to the following lock-up restriction with respect to all of its shares of Class F common stock (and the shares of Class A common stock into which such shares of Class F common stock are converted at the closing of the Merger). With respect to all of the Retained Sponsor Shares, Sponsor will not transfer such shares until the earliest to occur of (x) the one-year anniversary of the Closing, or (y) the date after the Closing on which TLG completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of TLG stockholders having the right to exchange their equity holdings in New Electriq for cash, securities or other property; provided that (i) 10% of such Retained Sponsor Shares will be released at such time as the closing volume weighted average price of a share of the Class A common stock equals or exceeds $12.50 for any 20 trading days within any 30-day trading period and (ii) an additional 10% of such Retained Sponsor Shares will be released at such time as the closing volume weighted average price of a share of the Class A common stock equals or exceeds $15.00 for any 20 trading days within any 30-day trading period.

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The current directors and officers of TLG agreed to the following lock-up restriction with respect to all of their shares of Class F common stock (and the shares of Class A common stock into which such shares of Class F common stock are converted at the closing of the Merger): such directors and officers not transfer such shares until the earliest to occur of (x) the one-year anniversary of the Closing, or (y) the date after the Closing on which TLG completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of TLG stockholders having the right to exchange their equity holdings in New Electriq for cash, securities or other property; provided that (i) 10% of such Retained Sponsor Shares will be released at such time as the closing volume weighted average price of a share of the Class A common stock equals or exceeds $12.50 for any 20 trading days within any 30-day trading period and (ii) an additional 10% of such Retained Sponsor Shares will be released at such time as the closing volume weighted average price of a share of the Class A common stock equals or exceeds $15.00 for any 20 trading days within any 30-day trading period.

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TLG’s Existing Charter provides that TLG renounces its interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of the company and such opportunity is one TLG is legally and contractually permitted to undertake and would otherwise be reasonable for TLG to pursue. Sponsor (including its representatives and affiliates) and TLG’s directors and officers, are, or may in the future become, affiliated with entities that are engaged in a similar business to TLG. Sponsor and TLG’s directors and officers are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to TLG completing its initial business combination. TLG’s directors and officers also may become aware of business opportunities which may be appropriate for presentation to TLG, and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, if any of the officers or directors become aware of a business combination opportunity which is suitable for any of the other entities to which he has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, and only present it to us if such entity rejects the opportunity. TLG believes that there were no such corporate opportunities that were not presented as a result of these provisions in the TLG Existing Charter or the existing fiduciary or contractual obligations of its officers and directors to other entities.

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In connection with Mr. Lawrie’s personal commitments in the Financing Transactions, Electriq agreed that, if the Merger is not consummated, Mr. Lawrie will have a right of first refusal to participate if Electriq pursues an initial public offering, whether through a transaction with a special purpose acquisition company or otherwise. Mr. Lawrie is permitted to assign such rights to any of his affiliates. Mr. Lawrie’s right of first refusal expires on June 8, 2028.

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Pursuant to the Registration Rights Agreement, Sponsor and its affiliates will have customary registration rights, including demand and piggyback rights, subject to cooperation and cut-back provisions with respect to the shares of TLG common stock and Private Placement Warrants held by such parties following the consummation of the Business Combination.

•	The continued indemnification of current directors and officers and the continuation of directors’ and officers’ liability insurance.

For a detailed discussion of the special interests that Sponsor and TLG’s directors and executive officers have in the Business Combination, please see the section entitled “The Business Combination—Interests of Sponsor and TLG’s Directors and Officers in the Business Combination” beginning on page 270 and “Risk Factors—Risks Related to TLG and the Business Combination—TLG’s directors and officers may have interests in the Business Combination different from the interests of TLG stockholders.”

Electriq’s Executive Officers and Directors Have Financial Interests in the Business Combination (page 274)

Certain of Electriq’s executive officers and directors may have interests in the Business Combination that may be different from, or in addition to, the interests of Electriq equityholders, generally. The Electriq board of directors was aware of and considered these interests, among other matters, in reaching the determination to approve the terms of the Business Combination. For a detailed discussion of the special interests that Electriq’s executive officers and directors may have in the Business Combination, please see the section entitled “The Business Combination—Interests of Electriq’s Directors and Executive Officers in the Business Combination” beginning on page 274.

Regulatory Approvals Required for the Business Combination (page 276)

Completion of the Business Combination is subject to approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). Each of TLG and Electriq has agreed to use its respective reasonable best efforts to take all actions to consummate and make effective the transactions contemplated by the Merger Agreement in the most expeditious manner practicable and to obtain in the most expeditious manner practicable all actions, waivers, consents, approvals, orders and authorizations necessary to be obtained from any third party or any governmental entity in order to complete the transactions contemplated by the Merger Agreement. The parties submitted their respective HSR Act notifications on December 12, 2022, and the waiting period under the HSR Act with respect to the transaction expired at 11:59 p.m., Eastern Time, on January 11, 2023. The regulatory approvals to which completion of the Business Combination are subject are described in more detail in the section of this joint proxy statement/consent solicitation statement/prospectus entitled “Regulatory Approvals Required for the Business Combination” beginning on page 276.

Appraisal Rights (pages 105 and 126)

Holders of TLG common stock are not entitled to appraisal rights in connection with the Business Combination or the other Proposals under the DGCL.

Holders of shares of Electriq stock who (i) do not consent to the adoption of the Merger Agreement, (ii) follow the procedures set forth in Section 262 of the DGCL (including making a written demand of appraisal to Electriq within 20 days after the date of mailing of the notice of appraisal rights) and (iii) have not otherwise waived the appraisal rights, will be entitled, under Section 262 of the DGCL, to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid on the amount determined to be “fair value.” See Section 262 of the DGCL attached as Annex L.

Conditions to the Business Combination (page 293)

Conditions to Each Party’s Obligations. The respective obligations of each of TLG, Merger Sub and Electriq to complete the Business Combination are subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

•	all applicable waiting periods under the HSR Act in respect of the transactions contemplated by the Merger Agreement will have expired or been terminated;

•

no writ, order, judgment, injunction, settlement, decision, determination, award, ruling, subpoena, verdict or decree will be in effect by any governmental authority prohibiting the consummation of the transactions contemplated by the Merger Agreement;

•	the approval of Electriq stockholders of the Business Combination will have been obtained;

•	the approval by TLG stockholders of the Business Combination Proposal, the Charter Proposal and the NYSE Proposal will have been obtained;

•

the approval for continued listing on the NYSE of Class A common stock as of the date of the Closing, subject only to official notice of issuance and the requirement to have a sufficient number of round lot holders pursuant to the NYSE listing rules;

•

the registration statement of which this joint proxy statement/consent solicitation statement/prospectus forms a part will have become effective under the Securities Act and no stop order suspending the effectiveness of the registration statement will have been issued and no proceedings for that purpose will have been initiated or threatened by the SEC and remain pending; and

•	TLG will have at least $5,000,001 of net tangible assets as of the date of the Closing (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act).

Conditions to Obligations of TLG. The obligation of TLG to complete the Business Combination is also subject to the satisfaction or waiver by TLG of the following conditions:

•

each of the representations and warranties of Electriq related to organization and qualification, subsidiaries, power and authorization, capitalization and brokers must be true and correct in all material respects as of the date of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty will be so true and correct in all material respects as of such particular date or period of time);

•

all other representations and warranties of Electriq must be true and correct as of the date of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty will be so true and correct as of such particular date or period of time), excluding any qualifications as to materiality or Material Adverse Effect (as defined in the Merger Agreement) with respect to Electriq therein, except where any failures of any such representations and warranties to be true and correct have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Electriq;

•	each of the covenants of Electriq to be performed or complied with as of or prior to the Closing must have been performed or complied with in all material respects;

•	the receipt by TLG of a certificate of good standing of Electriq from its jurisdiction of incorporation or formation;

•	no Material Adverse Effect with respect to Electriq shall have occurred since June 30, 2022;

•

prior to the Closing, Electriq shall have received net cash proceeds from the sale of equity securities to third parties identified by Electriq of at least $4,500,000 (the “Electriq Pre-Closing Funding”);

•

in addition to the Electriq Pre-Closing Funding, upon the Closing, TLG or Electriq shall have received net cash proceeds from the sale of equity securities to third parties identified by Electriq of at least $1,500,000; and

•	prior to the Closing, Electriq shall have converted the Shareholder Notes (as defined in the SPA) in an aggregate amount of $10,130,000 into equity securities of Electriq.

Conditions to Obligations of Electriq. The obligation of Electriq to complete the Business Combination is also subject to the satisfaction or waiver by Electriq of the following conditions:

•

each of the representations and warranties of TLG and Merger Sub related to organization and qualification, subsidiaries, power and authorization, capitalization and brokers must be true and correct in all material respects as of the date of the Closing (except to the extent that any such representation and warranty expressly speak as of a particular date or period of time, in which case such representation and warranty will be so true and correct in all material respects as of such particular date or period of time);

•

all other representations and warranties of TLG and Merger Sub must be true and correct as of the date of the Closing (except to the extent that any such representation and warranty expressly speak as of a particular date or period of time, in which case such representation and warranty will be so true and correct as of such particular date or period of time), excluding any qualifications as to materiality or Material Adverse Effect therein, except where any failures of any such representations and warranties to be true and correct have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect with respect to TLG;

•	each of the covenants of TLG and Merger Sub to be performed or complied with as of or prior to the Closing must have been performed or complied with in all material respects;

•	the receipt by Electriq of certificates of good standing of TLG and Merger Sub from their jurisdiction of incorporation or formation;

•

prior to the Closing, Electriq shall have received net cash proceeds from the sale of equity securities to third parties identified by Electriq of at least $7,500,000 (the “Lawrie Pre-Closing Funding”);

•

in addition to the Lawrie Pre-Closing Funding, upon the Closing, TLG or Electriq shall have received net cash proceeds from the sale of equity securities to John Michael Lawrie of at least $5,000,000; and

•	prior to the Closing, Electriq shall have converted the Shareholder Notes in an aggregate amount of $10,130,000, including accrued interest, into equity securities of Electriq.

No Solicitation (page 286)

Electriq. From the date of the Merger Agreement until the earlier of the Closing or the termination of the Merger Agreement, Electriq will not (and will not cause or permit any subsidiary or its or their affiliates or representatives to) solicit, initiate, knowingly facilitate, participate in, enter into, or continue discussions, negotiations, or transactions with, or knowingly encourage or respond to any inquiries or proposals by, or provide any information to any person relating to or that could reasonably be expected to lead to, or enter into or consummate any transaction relating to, (i) any merger, sale of Electriq’s or its subsidiaries’ equity interests or a material portion of Electriq or its subsidiaries’ assets, or a similar change-in-control transaction with respect to Electriq or any of its subsidiaries or (ii) any financing, investment, acquisition, purchase, merger, sale or any other similar transaction, in each case that would restrict, prohibit or inhibit Electriq’s ability to consummate the Business Combination; provided, however, in the event of a transaction described in clause (ii) above, the Company shall be permitted to take such actions as necessary for the Lawrie Notes Conversion, the Pre-Closing Financings, the Pre-Closing Loan Conversion and the Private Capital Raise.

TLG. From the date of the Merger Agreement until the earlier of the Closing or the termination of the Merger Agreement, TLG and Merger Sub will not (and, subject to the last sentence of this paragraph, will not cause or permit their respective affiliates or representatives to) solicit, initiate, knowingly facilitate, participate in, enter into, or continue discussions, negotiations, or transactions with, or knowingly encourage or respond to any inquiries or proposals by, or provide any information to any person relating to or that could reasonably be expected to lead to, or enter into or consummate any transaction relating to (i) any merger, sale of the equity interests of TLG or Merger Sub or a material portion of TLG’s assets, or a similar change-in-control transaction with respect to TLG or Merger Sub or (ii) any financing, investment, acquisition, purchase, merger, sale or any other similar transaction, in each case that would restrict, prohibit or inhibit TLG’s ability to consummate the Business Combination. The foregoing does not restrict TLG’s affiliates (including affiliates of Sponsor) in any way with respect to the pursuit of any transaction by such affiliates not related to Electriq.

From the date of the Merger Agreement until Closing or earlier termination of the Merger Agreement in accordance with its terms, the TLG Board will not (or no committee or subgroup thereof will) change, withdraw, withhold, qualify, or modify (or publicly propose to change, withdraw, withhold, qualify, or modify) the TLG Board recommendation that TLG public stockholders approve the Business Combination Proposal and the transactions contemplated by the Merger Agreements and certain ancillary agreements specified therein.

Termination (page 295)

The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after adoption of the Merger Agreement by Electriq’s stockholders or approval of the Proposals required to effect the Business Combination by TLG’s stockholders.

Mutual Termination Rights

The Merger Agreement may be terminated and the transactions contemplated thereby abandoned at any time prior to Closing:

•	by mutual written consent of Electriq and TLG;

•	by written notice from either Electriq or TLG to the other if the Merger is not consummated by 5:00 p.m. New York City time on July 31, 2023 (as may be extended, the “Termination Date”);

•

by written notice from either Electriq or TLG to the other if the consummation of the Business Combination is permanently restrained, enjoined or otherwise prohibited by the issuance of a final, non-appealable governmental order or similar action taken by a governmental authority with competent jurisdiction; provided, that such right to terminate will not be available to a party whose action or failure to perform or comply with its obligations constitutes a breach of the Merger Agreement and causes such governmental order or similar action;

•

by written notice from either Electriq or TLG to the other if the Special Meeting has concluded (including any adjournment or postponement thereof) and any of the Business Combination Proposal, the Charter Proposal, the NYSE Proposal or the Equity Incentive Plan Proposal is not approved is not approved or adopted by the requisite vote of TLG stockholders;

•

by written notice from either Electriq or TLG, if Electriq has not received within 72 hours after the date and time TLG receives written comments from the SEC on Amendment No. 3 to TLG’s registration statement on Form S-4 for the Business Combination, net cash proceeds of at least $3,000,000 from the sale of equity securities to John Michael Lawrie and net cash proceeds of at least $3,000,000 from the sale of equity securities to third parties identified by Electriq; or

•

by written notice from either Electriq or TLG, if Electriq has not received by the next business day after the effective date of TLG’s registration statement on Form S-4 for the Business Combination, net cash proceeds of at least $4,500,000 from the sale of equity securities to John Michael Lawrie and net cash proceeds of at least $1,500,000 from the sale of equity securities to third parties identified by Electriq (which aggregate amount is exclusive of the amounts referenced in the bullet point immediately above).

Electriq Termination Rights

The Merger Agreement may be terminated at any time prior to the Closing, by written notice to TLG from Electriq if there is (a) any breach of any representation, warranty, covenant or agreement on the part of TLG or Merger Sub set forth in the Merger Agreement, such that the conditions described in the first three bullet points under the heading “—Conditions to the Business Combination—Conditions to Obligations of Electriq” would not be satisfied at the Closing, or (b) if TLG fails to include the Parent Board Recommendation (as defined in the Merger Agreement) in this joint proxy statement/consent solicitation statement/proxy, except that, in the case of clause (a), if any such breach is curable by TLG prior to the Closing, then Electriq may not terminate the Merger Agreement for a period of 30 days after its delivery of written notice of such breach; provided, that such right to terminate will not be available if Electriq is in breach in any material respect of its obligations under the Merger Agreement and, in the case of clause (b), Electriq is required to exercise its termination right within ten business days after such failure.

TLG Termination Rights

The Merger Agreement may be terminated at any time prior to the Closing, by written notice to Electriq from TLG (a) if Electriq has not received the requisite Electriq stockholder approval of the Business Combination within 15 days following the effective date of the registration statement of which this joint proxy statement/consent solicitation statement/prospectus forms a part, or (b) if there is any breach of any representation, warranty, covenant or agreement on the part of Electriq set forth in the Merger Agreement, such that the conditions described in the first three bullet points under the heading “—Conditions to the Business Combination—Conditions to Obligations of TLG” would not be satisfied at the Closing, except that, if any such breach is curable by Electriq prior to the Closing, then TLG may not terminate the Merger Agreement for a period of 30 days after its delivery of written notice of such breach; provided, that such right to terminate will not be available if TLG is in breach in any material respect of its obligations under the Merger Agreement.

Effect of Termination

In the event of the termination of the Merger Agreement pursuant to the termination provisions set forth in the above section, the Merger Agreement will be of no further force or effect and the Business Combination will be abandoned, with no liability to any person on the part of any party (or any of its representatives or affiliates); provided, however, and notwithstanding anything in the Merger Agreement to the contrary, (a) no such termination will relieve any party of any liability or damages to any other party resulting from (i) any willful and material breach of any covenant or agreement set forth in the Merger Agreement occurring prior to such termination or (ii) such party’s actual fraud in connection with such party’s representations and warranties set forth in the Merger Agreement and (b) certain provisions, including those relating to confidentiality, payment of expenses, and the Trust Account, will continue in effect notwithstanding the termination of the Merger Agreement.

None of the parties to the Merger Agreement is required to pay a termination fee or reimburse any other party for its expenses as a result of a termination of the Merger Agreement.

Other Agreements (page 298)

First Lock-up Agreement

In connection with the execution of the Merger Agreement, certain Electriq stockholders, John Michael Lawrie and certain other purchasers of TLG’s equity securities entered into lock-up agreements (each, as amended, a “First Lock-up Agreement”) with Electriq and TLG in connection with the Business Combination. Pursuant to the First Lock-up Agreements, certain Electriq stockholders agreed, among other things, that their shares of TLG capital stock received as merger consideration (excluding approximately 5% of the TLG Class A common stock received by such stockholder in connection with the Business Combination but including (a) shares of TLG Class A common stock into which the Lawrie Notes will be converted and (b) shares of TLG Class A common stock received by a holder in connection with any subscription for shares of TLG Class A common stock made in connection with the Business Combination) (such shares, the “First Restricted Securities”) may not be transferred until the earlier to occur of (i) one year following Closing and (ii) the date after the Closing on which TLG completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of TLG stockholders having the right to exchange their equity holdings in TLG for cash, securities or other property (such period, the “First Lock-Up Period.”) Notwithstanding the foregoing, if, after the closing of the Business Combination, (i) the volume weighted average price of New Electriq common stock equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 consecutive trading day period, 10% of the First Restricted Securities of those Electriq stockholders is released from the Lock-Up Period and (ii) the volume weighted average price of New Electriq common stock equals or exceeds $15.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 consecutive trading day period, an additional 10% of the First Restricted Securities of each of those Electriq stockholders will be released from the First Lock-Up Period. Based on a number of assumptions, as set forth in the section entitled “Beneficial Ownership of Securities” under the “no redemption” scenario, the 16,282,865 shares of Class A common stock to be received as merger consideration by the Electriq stockholders party to the First Lock-up Agreements will represent approximately 38% of the total shares of New Electriq common stock outstanding. The forms of First Lock-up Agreement, First Amendment to First Lock-up Agreement and Second Amendment to First Lock-up Agreement are attached to this joint proxy statement/consent solicitation statement/prospectus as Annex H, Annex H-1 and Annex H-2, respectively. See “Other Agreements—Lock-up Agreement.”

Second Lock-up Agreement

In connection with the Merger Agreement, certain Electriq stockholders and noteholders entered into lock-up agreements (each, as amended, a “Second Lock-up Agreement”) with Electriq and TLG. Pursuant to the Second Lock-up Agreements, certain Electriq stockholders and noteholders agreed, among other things, that their shares of TLG capital stock (such shares, the “Second Restricted Securities”) received (a) in exchange for their shares of Electriq capital stock pursuant to the Private Capital Raise or (b) if such holders invest at the Closing but only to the extent that such holders receive such shares in connection with such investment may not be transferred until the earlier to occur of (i) nine (9) month anniversary of the Closing and (ii) the date after the Closing on which TLG completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of TLG stockholders having the right to exchange their equity holdings in TLG for cash, securities or other property (such period, the “Second Lock-up Period”); provided that 25% of the Second Restricted Securities shall be released from the Second Lock-up Period at the three (3) month anniversary of the Closing. Based on a number of assumptions, as set forth in the section entitled “Beneficial Ownership of Securities” under the “no redemption” scenario, the 2,609,928 shares of Class A common stock to be received by the Electriq stockholders and noteholders parties to the Second Lock-up Agreements will represent approximately 6% of the total shares of New Electriq common stock outstanding. The form of Second Lock-up Agreement is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex I. See “Other Agreements—Lock-up Agreements.”

Sponsor Agreement

In connection with the execution of the Merger Agreement, TLG entered into the Sponsor Agreement with Electriq, Sponsor, an affiliate of Sponsor and TLG’s independent directors, whereby Sponsor and such holders of Class F common stock have agreed to waive certain of their anti-dilution and conversion rights with respect to their shares of Class F common stock. Sponsor also agreed to subject its shares of Class F common stock to certain transfer restrictions as follows: with respect to all of the Retained Sponsor Shares, Sponsor will not transfer such shares until the earliest to occur of (x) the one-year anniversary of the Closing, or (y) the date after the Closing on which TLG completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of TLG stockholders having the right to exchange their equity holdings in New Electriq for cash, securities or other property; provided that (i) 10% of such Retained Sponsor Shares will be released at such time as the closing volume weighted average price of a share of the Class A common stock equals or exceeds $12.50 for any 20 trading days within any 30-day trading period and (ii) an additional 10% of such Retained Sponsor Shares will be released at such time as the closing volume weighted average price of a share of the Class A common stock equals or exceeds $15.00 for any 20 trading days within any 30-day trading period. Pursuant to the Sponsor Agreement, Sponsor relinquished 5,000,000 shares of Class F common stock in connection with the Extension and such shares have been cancelled and has agreed to relinquish and cancel, for no consideration, 3,270,652 shares of Class F common stock and 4,666,667 Private Placement Warrants at the Closing. Sponsor has agreed to convert approximately $9.8 million of working capital loans into approximately 830,300 shares of TLG common stock and 415,150 shares of TLG preferred stock and 1,000,000 Private Placement Warrants pursuant to the Sponsor Agreement. The form of Sponsor Agreement and First Amendment to Sponsor Agreement are attached to this joint proxy statement/consent solicitation statement/prospectus as Annex D and Annex D-1. See “Other Agreements—Sponsor Agreement.”

Support Agreement

In connection with the execution of the Merger Agreement, certain stockholders of Electriq (collectively, the “Supporting Electriq Stockholders” and each, a “Supporting Electriq Stockholder”), Electriq and TLG entered into a Support Agreement (the “Support Agreement”), the form of which is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex E. Under the Support Agreement, each Supporting Electriq Stockholder agreed to, among other things, (i) vote at any meeting of the stockholders of Electriq or by written consent all of its Electriq common stock and/or Electriq pre-2023 preferred stock, as applicable, held of record or thereafter acquired in favor of the Merger and the transactions contemplated by the Merger Agreement; and (ii) be bound by certain transfer restrictions with respect to Electriq securities, in each case, on the terms and subject to the conditions set forth in the Support Agreement. The shares of Electriq capital stock that are owned by the Supporting Electriq Stockholders and subject to the Support Agreement represent approximately 56% of the outstanding shares of Electriq common stock and approximately 66% of the outstanding shares of Electriq pre-2023 preferred stock. The form of the Support Agreement is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex E. See “Other Agreements—Support Agreement.”

Stockholders’ Agreement

The Merger Agreement contemplates that, at the Closing, New Electriq, Sponsor and certain former Electriq equityholders will enter into a stockholders’ agreement (the “Stockholders’ Agreement”), pursuant to which (i) Sponsor will be entitled to nominate one director until the date upon which Sponsor’s and its affiliates’ aggregate ownership interest of the issued and outstanding common stock of New Electriq decreases to one-half of Sponsor’s and its affiliates’ aggregate ownership interest of the issued and outstanding common stock of New Electriq and (ii) Greensoil will be entitled to nominate one director until the date upon which Greensoil’s and its affiliates’ aggregate ownership interest of the issued and outstanding common stock of New Electriq decreases to one-half of Greensoil’s and its affiliates’ aggregate initial ownership interest of the issued and outstanding common stock of New Electriq. Sponsor and Greensoil will each be entitled to designate one non-voting board observer until the date upon which each of Sponsor and Greensoil hold less than 1% of the issued and outstanding common stock of New Electriq. The form of Stockholders’ Agreement is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex J. See “Other Agreements—Stockholders’ Agreements.”

Registration Rights Agreement

The Merger Agreement contemplates that, at the Closing, New Electriq, Sponsor, certain of its Affiliates, RBC and certain former stockholders of Electriq will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, New Electriq will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Class A common stock that are held by the parties thereto from time to time. The form of Registration Rights Agreement is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex F. See “Other Agreements—Registration Rights Agreement.”

Amended and Restated Bylaws

Pursuant to the terms of the Merger Agreement, in connection with the consummation of the Merger, TLG will amend and restate its bylaws. For more information, see “Comparison of Stockholders’ Rights.”

Proposed Charter Amendment

Pursuant to the terms of the Merger Agreement, in connection with the consummation of the Merger, TLG will amend the Existing Charter to, among other things, change the authorized capital stock, create the TLG preferred stock, amend the required vote for bylaw amendments, permit the removal of directors with or without cause, permit stockholder action by written consent, provide for officer exculpation for certain matters, and eliminate certain provisions in the Existing Charter relating to the initial Business Combination and other matters relating to TLG’s status as a blank check company that will no longer be applicable to us following the Closing. A copy of the Proposed Charter is attached as Annex B to this joint proxy statement/consent solicitation statement/prospectus. In addition, we will amend the Existing Charter to change the name of the corporation to “Electriq Power Holdings, Inc.”

For more information, see the section entitled “Proposal Number 2—The Charter Proposal.”

Deferred Underwriting Fees

Effective as of May 10, 2023, RBC, the sole underwriter of the TLG IPO, waived its entitlement to the deferred underwriting fee of $14.0 million. Please see the section entitled “Summary of the Joint Proxy Statement/Consent Solicitation Statement/Prospectus—Recent Developments” for additional information.

TLG NYSE Listing (page 287)

TLG’s Units and Class A common stock are currently listed on the NYSE under the symbols “TLGA.U” and “TLGA,” respectively. Following the Closing, the Class A common stock of New Electriq (including the Class A common stock issuable in the Merger) is expected to be listed on the NYSE under the symbol “ELIQ.” On November 4, 2022, the NYSE suspended trading in the Public Warrants based on “abnormally low” price levels pursuant to Section 802.01D of the NYSE Listed Company Manual. The NYSE delisted the Public Warrants and filed a notification of removal from listing on November 21, 2022. TLG cannot assure you that New Electriq warrants will be listed on the NYSE. Following the Closing, TLG’s Units will automatically separate into their component parts and therefore be delisted. In connection with the Closing, we intend to apply to continue the listing of the New Electriq common stock on the NYSE and to list the shares of New Electriq common stock to be issued in connection with the Business Combination and the related matters.

Comparison of Stockholders’ Rights (page 320)

Following the Business Combination, the rights of TLG and Electriq equityholders who become stockholders of New Electriq in the Business Combination will be governed by the Proposed Charter and New Electriq’s bylaws and, in the case of holders of New Electriq preferred stock, the Certificate of Designation. The Proposed Charter and the proposed form of New Electriq’s bylaws are attached to this joint proxy statement/consent solicitation statement/prospectus as Annex B and Annex C, respectively. See “Comparison of Stockholders’ Rights” beginning on page 320.

JOBS Act

The Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” and under the JOBS Act are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, the financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of the TLG IPO or until we are no longer an “emerging growth company,” whichever is earlier.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, or (2) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our common stock that is held by non-affiliates exceeds $250 million as of the prior June 30th. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

Recent Developments

Pre-Closing Financings and Loan Conversion

On June 8, 2023: (i) Mr. Lawrie entered into subscription agreements with Electriq to purchase shares of Electriq common stock for $10.0 million (the “Lawrie Electriq Investment”); (ii) the Additional Investor entered into a subscription agreement with Electriq to purchase shares of Electriq common stock for $4.5 million (the “Additional Investor Electriq Investment”); (iii) funds managed by Greensoil and another Electriq stockholder entered into a subscription agreement with Electriq to purchase shares of Electriq common stock for $2.5 million

(the “Other Pre-Closing Electriq Investment”); and (iv) certain noteholders of Electriq entered into subscription agreements with Electriq to convert approximately $10.1 million of Electriq notes, including accrued interest, to shares of Electriq common stock plus additional shares of Electriq common stock and Electriq cumulative preferred stock as an incentive (the “Pre-Closing Loan Conversion”). In connection with the Lawrie Electriq Investment, the Other Pre-Closing Electriq Investment, the Additional Investor Electriq Investment and the Pre-Closing Loan Debt Conversion, the investors also will receive an incentive of shares of a new series of Electriq cumulative preferred stock. The shares of Electriq cumulative preferred stock are pari passu with the existing Electriq pre-2023 preferred stock, have a 15% cumulative dividend, payable in kind in shares of TLG preferred stock, and are subject to mandatory redemption after three years, in cash or shares of Electriq common stock, at the election of the investor. If the holder of TLG preferred stock elects to receive TLG common stock upon such mandatory redemption, for each share of Electriq cumulative preferred stock the investor will receive a number of shares of Electriq common stock based upon the accrued value of a share of Electriq cumulative preferred stock divided by the fair market value of a share of Electriq common stock, subject to a maximum of 10 shares.

At the execution of the subscription agreements, $2.5 million of each of the Lawrie Electriq Investment and the Other Pre-Closing Electriq Investment was funded. The funding of (i) the next $3.0 million of the Lawrie Electriq Investment is required after receipt of SEC comments on Amendment No. 3 to the registration statement of which this joint proxy statement/consent solicitation statement/prospectus is a part (the “Registration Statement”), subject to Mr. Lawrie’s sole discretion, and (ii) the remaining $4.5 million of the Lawrie Electriq Investment is required after the SEC declares the Registration Statement effective, subject to Mr. Lawrie’s sole discretion. The funding of (i) the first $3.0 million of the Additional Investor Electriq Investment is required after receipt of SEC comments on Amendment No. 3 to the Registration Statement, subject to the Additional Investor’s sole discretion, and (ii) the remaining $1.5 million of the Additional Investor Electriq Investment is required after the SEC declares the Registration Statement effective, subject to the Additional Investor’s sole discretion. The Pre-Closing Loan Conversion closed on June 8, 2023.

Closing Financings and Working Capital Loan Conversion

On June 8, 2023 and                     , 2023: (i) Mr. Lawrie entered into a subscription agreement with TLG to purchase 500,000 shares of TLG common stock for $5.0 million (the “Initial Lawrie TLG Investment”) and to purchase up to an additional 300,000 shares of TLG common stock for $3.0 million (the “Post-Closing Lawrie Investment”); and (ii) the Sponsor entered into an agreement with TLG to convert approximately $8.3 million of the Working Capital Loans to 830,300 shares of TLG common stock (the “Working Capital Loan Conversion”). In addition, upon Closing, another investor identified by Electriq will invest $1.5 million in TLG common stock (the “Other Closing TLG Investment”). The funding of each of the Initial Lawrie TLG Investment, the Working Capital Loan Conversion and the Post-Closing Lawrie Investment is subject to the Closing. The Post-Closing Lawrie Investment is only required to be funded 90 days after Closing to the extent the total funded in the Pre-Closing Financings, the Post-Closing Financing plus any amounts remaining in the trust account at Closing and any additional amounts raised by TLG from any other sources is less than $28.0 million in the aggregate. In connection with the Initial Lawrie TLG Investment, the Other Closing TLG Investment, the Working Capital Loan Conversion and Post-Closing Lawrie Investment, the investors also will receive an incentive of 250,000 shares, 75,000 shares, 415,150 shares and up to 150,000 shares, respectively, of a new series of TLG preferred stock. The shares of TLG preferred stock will have a 15% cumulative dividend, payable in kind in shares of TLG preferred stock, and will be subject to mandatory redemption after three years, in cash or shares of TLG common stock, at the election of the investor. If the holder of TLG preferred stock elects to receive TLG common stock upon such mandatory redemption, for each share of TLG preferred stock, the investor will receive up to ten shares of TLG common stock based upon the accrued value of a share of TLG preferred stock divided by the market value of a share of TLG common stock. Please see the section entitled “Description of Capital Stock of New Electriq—Preferred Stock—New Electriq Preferred Stock” for additional information.

Also on June 8, 2023, Mr. Lawrie signed an agreement to convert the Lawrie Notes in the aggregate amount of $8.5 million into 1,062,500 shares of TLG common stock and 425,000 shares of TLG preferred stock. The Lawrie Notes Conversion is subject to the Closing.

Resignation of Truist and Waiver of Deferred Underwriting Fee by RBC

Effective April 10, 2023, Truist Securities, Inc. (“Truist”) resigned from, and ceased or refused to act in, every capacity and relationship in which it was previously described in this joint proxy statement/consent solicitation statement/prospectus and waived all rights to all fees under its engagement letter with TLG. Truist also disclaimed responsibility for any part of this joint proxy statement/consent solicitation statement/prospectus. Effective as of May 10, 2023, RBC Capital Markets, LLC (“RBC), the sole underwriter of TLG’s initial public offering, resigned from, and ceased or refused to act in, every capacity and relationship in which it was described in this joint proxy statement/consent solicitation statement/prospectus and waived its entitlement to the deferred underwriting fee of $14.0 million. Neither Truist nor RBC provided a reason for its resignation, and neither TLG nor Electriq will speculate as to their motivations for resigning from their respective roles. Neither Truist nor RBC communicated to TLG or Electriq, and neither TLG nor Electriq are aware, that the resignations were the result of any dispute or disagreement with TLG or Electriq, including any disagreement relating to the disclosure in this joint proxy statement/consent solicitation statement/prospectus, the scope of their respective engagements or their ability to complete such engagements, or any matter relating to TLG’s or Electriq’s operations, prospects, policies, procedures or practices.

The primary services rendered by Truist in connection with the Business Combination included serving as financial advisor to the TLG Board, structuring agent in connection with the financings related to the Business Combination, supporting the preparation of the investor presentations at the direction of TLG’s management and providing general advisory services in the context of proposed targets of TLG. RBC had not been formally retained in connection with the Business Combination. Truist and RBC waived their entitlement to certain fees which would be owed upon completion of the Business Combination, which were comprised of approximately $3.3 million for Truist, as a financial advisory fee, and $14.0 million for RBC, as a deferred underwriting fee. Such fee waivers for services already rendered are unusual. As a result of their resignation and the waiver of fees, the transaction fees payable by TLG at the consummation of the Business Combination will be reduced by an aggregate of approximately $17.3 million. RBC received underwriting fees in connection with the TLG IPO, but neither Truist nor RBC has received or will receive any fees in connection with the Business Combination, notwithstanding that their services have been largely complete and, as such, their fee waivers could be characterized as gratuitous upon completion of the Business Combination.

Truist claims no remaining role in the Business Combination and disclaimed any responsibility for any portion of this joint proxy statement/consent solicitation statement/prospectus. RBC has also disclaimed any responsibility for any portion of this joint proxy statement/consent solicitation statement/prospectus. Furthermore, TLG and, following completion of the Business Combination, New Electriq, will remain liable for the provisions of the engagement letter with Truist and the underwriting agreement with RBC that survive their resignation, including, for example, with respect to indemnity and contribution.

It is the understanding of both TLG and Electriq that the SEC has received similar resignation letters from investment banks in connection with other business combination transactions involving SPACs. When a financial institution is named in a registration statement, it may presume a level of due diligence and independent analysis on the part of such financial institution ordinarily associated with a professional engagement. The withdrawal of Truist and the waiver of the deferred underwriting fee by RBC indicates that they do not want to be associated with the disclosure or the underlying business analysis related to this transaction, and the resignation of these banks from other business combination transactions involving SPACs indicates that they do not want to be associated with such disclosure or business analysis for any companies undergoing such transactions. Investors should not place any reliance upon the fact that either Truist or RBC previously were involved with the Business Combination.

Because Truist’s financial advisory services on the Business Combination were substantially complete, and RBC never rendered any such financial advisory services on the Business Combination, TLG and Electriq do not believe that these resignations will impact in any way the consummation of the Business Combination and neither TLG nor Electriq expects to hire additional financial advisors in connection with the Business Combination. Nonetheless, it is possible that Truist’s resignation or RBC’s waiver may adversely affect market perception of the Business Combination generally. If market perception of the Business Combination is negatively impacted, an increased number of TLG stockholders may vote against the proposed Business Combination or seek to redeem their shares for cash.

For further discussion of the risks and uncertainties related to the resignation of Truist and the waiver of the deferred underwriting fee by RBC, see “Risk Factors—Truist has resigned from its financial advisory role in connection with the Business Combination and its structuring agent role in connection with the financings related to the Business Combination, and investors should not put any reliance on the fact that any such investment bank was involved with any aspect of the Business Combination. Although not formally retained in connection with the Business Combination, RBC has waived its entitlement to the deferred underwriting commissions payable in connection with the TLG IPO.”

Summary Risk Factors

You should consider all the information contained in this joint proxy statement/consent solicitation statement/prospectus in deciding how to vote for the proposals presented in this joint proxy statement/consent solicitation statement/prospectus. In particular, you should consider the risk factors described under “Risk Factors” beginning on page 38. Such risks include, but are not limited to:

Risks Related to Electriq

•

Our limited operating history and the rapidly evolving industry in which we operate make it difficult to evaluate our business and the risks and challenges we may face and to predict our future performance.

•	We are a relatively new company with a history of losses, and we cannot be certain that we will achieve or sustain profitability.

•	Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern.”

•

Our operating and financial results and growth forecast rely in large part upon assumptions and analyses developed by us. If these assumptions or analyses prove to be incorrect, our actual operating results may be materially different from our forecasted results.

•

The energy storage industry is highly competitive and changing rapidly, which makes it difficult to evaluate our current business and future prospects. Our business may be adversely affected if we cannot adapt quickly and effectively.

•	The failure of energy storage costs to continue to decline would have a negative impact on our business and financial condition.

•	Our success and future growth is dependent upon the market’s willingness to adopt energy storage systems in general, and our energy storage system in particular.

•	Our revenue depends on gaining new customers and purchase commitments from customers.

•	Our business is concentrated in certain markets, putting us at risk of region-specific disruptions.

•

Our objective is to develop partnerships with municipalities, community choice aggregators and sustainable solutions developers. If we fail to develop those partnerships, our business and financial results would suffer.

•

We depend on a limited number of suppliers for key components and systems. This reliance on third parties increases the risk that necessary components of our systems may not be delivered according to our schedule and at prices, quality levels and volumes acceptable to us.

•

If we fail to scale our business operations and otherwise manage future growth and adapt to new conditions effectively as we grow our company, we may not be able to produce, market, sell and service our systems successfully.

•	A recession could reduce demand for our products and materially harm our business.

•	If we are unable to recruit and retain key management, technical and sales personnel, our business would be negatively affected.

Risks Related to TLG and the Business Combination

•

Securities of companies formed through SPAC mergers such as the Business Combination may experience a material decline in price relative to the share price of the SPAC prior to the Merger and the $10.00 per share value attributed to such shares in calculating the merger consideration.

•	TLG stockholders will have a reduced ownership and voting interest after the Business Combination and will exercise less influence over management.

•

There can be no assurance that New Electriq common stock will be approved for continued listing on the NYSE or that New Electriq will be able to comply with the continued listing standards of the NYSE.

•	The market price of shares of New Electriq common stock may be affected by factors different from those currently affecting the prices of shares of TLG’s Class A common stock.

•	If the Business Combination’s benefits do not meet the expectations of financial analysts, the market price of New Electriq common stock may decline.

•

If the Merger does not qualify as a tax-free reorganization, holders of Electriq capital stock receiving TLG common stock in connection with the Merger may incur substantially greater U.S. federal income tax liability as a result of the Merger.

•

The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Merger Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.

•	TLG’s directors and officers may have interests in the Business Combination that are different from the interests of TLG stockholders.

•	Electriq directors and officers may have interests in the Business Combination that are different from the interests of Electriq equityholders.

•

Sponsor may have interests in the Business Combination that are different from the interests of TLG stockholders, including the fact that Sponsor and its affiliates may experience a positive rate of return on their investment, even if TLG public stockholders experience a negative rate of return on their investment.

•

The unaudited pro forma condensed combined financial information included in this joint proxy statement/consent solicitation statement/prospectus is preliminary and the actual financial condition and results of operations after the Business Combination may differ materially.

•	The mandatory redemption of New Electriq preferred stock may result in dilution to holders of our Class A common stock and/or may require New Electriq to expend significant amounts of cash.

•

Our issuance of additional shares of Class A common stock or convertible securities could make it difficult for another company to acquire us, may dilute your ownership of us and could adversely affect our stock price.

•

The Business Combination is not subject to a condition requiring TLG to provide minimum cash at the Closing, and the amount of cash provided to Electriq in the Business Combination may not be sufficient to fund New Electriq’s business plans following the Closing.

Risks Related to the Redemption

•	If third parties bring claims against TLG, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by stockholders may be less than $10.00 per share.

•

TLG’s independent directors may decide not to enforce the indemnification obligations of Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to TLG’s public stockholders.

•

Unlike some other blank check companies, TLG does not have a specified maximum redemption threshold. The absence of such a redemption threshold will make it easier for TLG to consummate the Business Combination even if a substantial number of its stockholders redeem their shares.

Tax Considerations (page 303)

For a discussion of U.S. federal income tax considerations for holders of Public Shares with respect to the exercise of the Redemption Rights, see “U.S. Federal Income Tax Considerations—Exercise of the Redemption Rights” beginning on page 310.

Information about TLG (page 148)

TLG is a blank check company formed under the laws of the State of Delaware on October 2, 2020 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. TLG’s Units and Class A common stock are currently listed on the NYSE under the symbols “TLGA.U” and “TLGA,” respectively. The mailing address of TLG’s principal executive office is 515 North Flagler Drive, Suite 520, West Palm Beach, Florida 33401 and the telephone number of TLG’s principal executive office is (561) 945-8340.

Information about Electriq (page 172)

Electriq’s mission is to design, assemble and deploy residential energy storage solutions to shape our world’s environmental and economic future that are prudent (acting with or showing care and thought for the future), panoramic (integrated energy storage solutions across geographies) and serve all demographics with parity (enable access to clean energy for all). Electriq’s energy storage system (“PowerPod”), with its proprietary software and modular design, offers stakeholder benefits through the entire value chain: Homeowners receive energy resiliency that works with solar power systems, the electrical grid and home energy management systems and allows them to transition between modes of operation though a proprietary app; installers are able to enjoy an overall efficient installation through Electriq’s modular design and proprietary installation and commissioning app; and asset owners who own multiple systems are offered an array of metrics that allow them to monitor the systems in their fleet. Electriq’s turnkey solution also gives homeowners the ability to participate in automated demand response as well as other grid services (collectively “Grid Services”), which can offset implementation costs and improve grid reliability. Further, Electriq’s solution is certified to meet the Open Automated Demand Response (“OpenADR”) industry standard, providing enhanced interoperability for a variety of available demand response programs. Areas with dense geographic deployments of energy storage systems are also able to boost the transmission and distribution benefits of these systems through Virtual Power Plants. Electriq sells its integrated energy storage solutions through a network of channel partners, including solar & electrical distributors and installation companies, utility companies, municipalities, community choice aggregators, homebuilders and sustainable solutions developers, as well as through partnerships with large strategic corporations where they rebrand our products as white-label.

Electriq Power, Inc. was formed as a corporation under the laws of the State of Delaware on August 4, 2014. Electriq’s principal executive offices are located at 625 N. Flagler Drive, Suite 1003, West Palm Beach, Florida 33401, and the telephone number of Electriq’s principal executive office is (833) 462-2883.

SUMMARY HISTORICAL FINANCIAL DATA FOR TLG

TLG’s balance sheet data as of December 31, 2022, is derived from TLG’s audited consolidated financial statements, included elsewhere in this joint proxy statement/consent solicitation statement/prospectus. TLG’s condensed consolidated balance sheet data as of March 31, 2023 is derived from TLG’s unaudited condensed consolidated financial statements, included elsewhere in this joint proxy statement/consent solicitation statement/prospectus. You should read the following summary financial information in conjunction with the sections titled “Selected Historical Financial Information of TLG” and “TLG Management’s Discussion and Analysis of Financial Condition and Results of Operations” and TLG’s financial statements and related notes appearing elsewhere in this joint proxy statement/consent solicitation statement/prospectus.

We have not had any significant operations to date, so only balance sheet data is presented. Our only activities from inception through March 31, 2023 were organizational activities and those necessary to complete the TLG IPO and identify a target company for a business combination. We do not expect to generate any operating revenue until after completion of the Merger.

	As of March 31, 2023	As of December 31, 2022
	(unaudited)
Balance Sheet Data:
Working capital	$(10,553,967)	$(8,007,372)
Total assets	$83,159,200	$81,073,148
Total liabilities	$26,124,838	$22,935,278
Total stockholders’ deficit	$(24,580,411)	$(21,601,916)

SUMMARY HISTORICAL FINANCIAL DATA FOR ELECTRIQ

The following tables set forth Electriq’s summary consolidated financial and other data. The following summary consolidated financial data for the years ended December 31, 2022 and 2021 and the summary consolidated balance sheet data as of December 31, 2022 and 2021 are derived from Electriq’s audited consolidated financial statements included elsewhere in this joint proxy statement/consent solicitation statement/prospectus. The summary consolidated statements of operations data for the three months ended March 31, 2023 and 2022 and the consolidated balance sheet data as of March 31, 2023 of Electriq have been derived from Electriq’s unaudited interim consolidated financial statements included elsewhere in this joint proxy statement/consent solicitation statement/prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of Electriq’s management, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair statement of such data.

The data should be read together with “Electriq’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in conjunction with the consolidated financial statements, related notes, and other financial information included elsewhere in this joint proxy statement/consent solicitation statement/prospectus. Electriq’s historical results are not necessarily indicative of the results to be expected in the future and the interim results are not necessarily indicative of results to be expected for the full year or any other period. The summary consolidated financial data included in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this joint proxy statement/consent solicitation statement/prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2023	2022	2022	2021
Net revenues	$141,176	$4,796,993	$15,975,783	$3,404,113
Cost of goods sold	673,509	4,180,837	15,601,304	3,029,823

Gross (loss) profit	(532,333)	616,156	374,479	374,290
Operating expenses:
Research and development	1,068,864	932,833	3,303,480	2,596,454
Sales and marketing	1,219,004	882,178	3,783,500	1,953,865
General and administrative	4,719,135	1,829,503	11,828,573	9,329,258

Total operating expenses	7,007,003	3,644,514	18,915,553	13,879,577

Loss from operations	(7,539,336)	(3,028,358)	(18,541,074)	(13,505,287)
Other expense (income):
Interest expense	1,015,770	46,780	2,072,576	465,743
Fair value adjustments	1,474,031	4,860,619	31,729,718	21,943,239
Other expense (income), net	3,779	1,314	5,891	(161,030)

Loss before income taxes	(10,032,916)	(7,937,071)	(52,349,259)	(35,753,239)
Income tax expense	—	—	—	—

Net loss	(10,032,916)	(7,937,071)	(52,349,259)	(35,753,239)
Cumulative preferred stock dividends	459,450	407,932	1,744,075	1,374,684

Net loss attributable to common stockholders	$(10,492,366)	$(8,345,003)	$(54,093,334)	$(37,127,923)

Net loss per share attributable to common stockholders – basic and diluted	$(0.05)	$(0.04)	$(0.26)	$(0.40)

Weighted average number of common shares outstanding – basic and diluted	220,912,263	199,375,658	207,458,865	93,014,690

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information presents the combination of the financial data of Electriq and TLG to give effect to the Business Combination and other transactions contemplated by the Merger Agreement. The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, although TLG will acquire all of the outstanding interests in Electriq in the Business Combination, TLG will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be reflected as the equivalent of Electriq issuing stock for the net assets of TLG, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded. Operations prior to the Business Combination will be those of Electriq, giving effect to the Business Combination on the dates set forth below. The summary unaudited pro forma condensed combined balance sheet data as of March 31, 2023 gives effect to the Business Combination as if it had occurred on that date. The summary unaudited pro forma condensed combined statements of operations data for the three months ended March 31, 2023 and the year ended December 31, 2022 gives effect to the Business Combination as if it had occurred on January 1, 2022.

The following summary of unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The summary of unaudited pro forma condensed combined financial information has been derived from, and should be read in conjunction with the following information appearing elsewhere in this joint proxy statement/consent solicitation statement/prospectus:

•	the historical audited financial statements of Electriq and TLG, and their respective related notes, for the applicable periods;

•

the sections entitled “TLG’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Electriq’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•	the more detailed unaudited pro forma condensed combined financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information”;

•	the accompanying notes to the unaudited pro forma combined financial information; and

•	the other financial information included elsewhere in this joint proxy statement/consent solicitation statement/prospectus.

The summary of unaudited pro forma condensed combined financial information has been presented for informational purposes only and is not necessarily indicative of what New Electriq’s financial position or results of operations actually would have been had the Business Combination been completed as of the dates indicated or for the periods indicated. In addition, the summary of unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of New Electriq following the reverse recapitalization.

The pro forma adjustments giving effect to the Business Combination and related transactions are discussed in further detail in the footnotes to the unaudited pro forma condensed combined financial information included elsewhere in this joint proxy statement/consent solicitation statement/prospectus. The summary unaudited pro forma condensed combined financial information has been prepared after giving effect to the Business

Combination as contemplated by the Merger Agreement, as amended, assuming three scenarios with respect to the potential redemption into cash of TLG’s Class A common stock, with each scenario assuming the following:

Transactions Pre-Closing

•	Raise of $17.0 million through the issuance of shares of Electriq common stock and Electriq cumulative preferred stock in connection with the Pre-Closing Financings; and

•

Conversions of approximately $10.1 million of Electriq loans payable, including accrued interest (excluding the Lawrie Notes), into shares of Electriq common stock plus additional shares of Electriq common stock and Electriq cumulative preferred stock as an incentive prior to Closing.

Transactions at Closing

•	Raise of $9.5 million in connection with the Closing Financings through the issuance of 950,000 shares of New Electriq common stock and 475,000 shares of New Electriq preferred stock at Closing;

•	Issuance of 71,839 shares of New Electriq preferred stock to certain holders of Public Shares subject to non-redemption agreements;

•

Conversion of the Lawrie Notes in the principal amount of $8.5 million in exchange for 1,062,500 shares of Class A common stock of New Electriq and 425,000 shares of New Electriq preferred stock at Closing;

•

Settlement of Sponsor’s $9.8 million working capital loan through the issuance of 830,300 shares of Class A common stock of New Electriq, 415,150 shares of New Electriq preferred stock and 1,000,000 Private Placement Warrants at Closing;

•	Conversion and exchange of existing Electriq warrants for 352,582 shares of New Electriq common stock at Closing;

•	Relinquishment and cancellation, for no consideration, of 4,666,667 Private Placement Warrants by Sponsor;

•	Waiver of $14.0 million in deferred underwriter fees with RBC pursuant to the Underwriter Agreement Fee Waiver Letter Agreement dated May 10, 2023; and

•

Deferral of approximately $9.0 million in transaction costs, including legal fees of approximately $3.9 million and investment banking fees of approximately $1.2 million, with all parties agreeing to defer payment for up to 12 months from Closing pursuant to the deferral agreements with respective service providers; in addition approximately $1.5 million of retention bonuses are payable six months after Closing. Approximately $2.4 million in transaction costs that are expected to be deferred at Closing with similar terms as the other service providers are still being negotiated as of the date of this filing.

Assuming a different level of assumptions would change the unaudited pro forma condensed combined financial information in each instance.

•	Assuming No Redemptions: This presentation assumes that no holders of TLG common stock exercise Redemption Rights with respect to their Public Shares upon consummation of the Business Combination.

•

Assuming 50% Redemptions: This presentation assumes 3,974,203 Public Shares are redeemed at a price of $10.00 per share along with interest from investments held in the Trust Account for approximately $41.5 million in cash, such that the Trust Account will contain approximately $41.5 million upon consummation of the Business Combination.

•

Assuming Maximum Redemptions: This presentation assumes 7,804,727 Public Shares are redeemed at a price of $10.00 per share along with interest from investments held in the Trust Account for approximately $81.5 million in cash, such that the Trust Account will contain approximately $1.5 million upon consummation of the Business Combination.

The following summarizes the pro forma New Electriq Common Stock issued and outstanding immediately after the Business Combination, presented under the assumed redemption scenarios:

	Assuming No Redemptions		Assuming 50% Redemptions (11)		Assuming Maximum Redemptions (12)
Stockholder	Shares	%	Shares	%	Shares	%
Electriq stockholders (1)(2)(3)	29,636,886	68.3%	29,636,886	75.2%	29,636,886	83.2%
Public stockholders (4)	7,948,405	18.3%	3,974,202	10.1%	143,678	0.4%
Sponsor and certain affiliates (5)(6)(7)	5,372,148	12.4%	5,372,148	13.6%	5,372,148	15.1%
Other financing stockholders (8)	450,000	1.0%	450,000	1.1%	450,000	1.3%

Total (9)(10)	43,407,439	100%	39,433,236	100%	35,602,712	100%

(1)	Excludes 350,000 shares of New Electriq preferred stock issued to Electriq stockholders upon conversion of their shares of Electriq cumulative preferred stock issued in the Pre-Closing Financings.
(2)	Excludes 506,500 shares of New Electriq preferred stock issued to holders of shares of Electriq cumulative preferred stock in connection with the Pre-Closing Loan Conversion.
(3)	Includes 1,156,255 shares of Class A common stock underlying Electriq stock options to be assumed at Closing.
(4)

Excludes 13,333,333 Public Warrants as such warrants are not expected to be in the money at Closing, and 71,839 shares of New Electriq preferred stock expected to be issued to holders of TLG common stock in connection with non-redemption agreements.

(5)

Excludes 500,000 shares of New Electriq preferred stock issued to Mr. Lawrie upon conversion of shares of Electriq cumulative preferred stock issued to Mr. Lawrie in the Pre-Closing Financings and 250,000 shares of New Electriq preferred stock issued to Mr. Lawrie in connection with the Closing Financings.

(6)	Excludes 425,000 shares of New Electriq preferred stock issued to Mr. Lawrie in connection with the Lawrie Notes Conversion.
(7)

Excludes 415,150 shares of New Electriq preferred stock and 1,000,000 Private Placement Warrants issued to Sponsor in exchange for settlement of the Working Capital Loans; warrants are not expected to be in the money at Closing.

(8)	Excludes 225,000 shares of New Electriq preferred stock issued in connection with the Financing Transactions to other financing stockholders at Closing.
(9)

Excludes shares of Class A common stock of New Electriq to potentially be reserved, subject to stockholder approval, in an amount equal to approximately 10% of the number of outstanding shares of Class A common stock on a fully diluted basis as of immediately following the Closing pursuant to the Equity Incentive Plan.

(10)	Excludes 2,000,000 Private Placement Warrants issued to RBC as the warrants are not expected to be in the money at Closing.
(11)	Assumes redemption of 3,974,203 Public Shares, or 50%, of TLG Class A common stock at approximately $10.44 per share in connection with the Business Combination.
(12)	Assumes redemption of 7,804,727 Public Shares, or 98.2%, of TLG Class A common stock at approximately $10.44 per share such that 143,678 shares are held by public stockholders at Closing.

If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different and those changes could be material.

	Electriq Power (Historical)	TLG (Historical)	Pro Forma Combined Assuming No Redemption	Pro Forma Combined Assuming 50% Redemptions	Pro Forma Combined Assuming Maximum Redemptions
Balance Sheet Data – As of March 31, 2023	(all amounts shown in thousands)
Total current assets	$23,890	$171	$126,635	$85,141	$45,147
Total assets	28,533	83,159	131,278	89,784	49,790
Total current liabilities	88,639	10,725	21,533	21,533	21,533
Total liabilities	99,514	26,125	43,241	43,241	43,241
Pre-2023 preferred stock	34,792	—	—	—	—
Common stock subject to redemption	—	81,615	—	—	—
Total stockholders’ (deficit) equity	$(105,773)	$(24,581)	$88,037	$46,543	$6,549

Statement of Operations Data – Three Months Ended March 31, 2023
Net revenues	$141	$—	$141	$141	$141
Cost of goods sold	673	—	674	674	674
Operating expenses	7,007	1,456	8,463	8,463	8,463
Loss from operations	(7,539)	(1,456)	(8,995)	(8,995)	(8,995)
Net loss	$(10,033)	$(1,104)	$(10,322)	$(10,322)	$(10,322)

Statement of Operations Data – Year Ended December 31, 2022
Net revenues	$15,976	$—	$15,976	$15,976	$15,976
Cost of goods sold	15,601	—	15,601	15,601	15,601
Operating expenses	18,916	4,677	30,114	30,114	30,114
Loss from operations	(18,541)	(4,677)	(29,739)	(29,739)	(29,739)
Net (loss) income	$(52,349)	$10,441	$(36,050)	$(36,050)	$(36,050)

UNAUDITED HISTORICAL COMPARATIVE AND PRO FORMA COMBINED PER-SHARE DATA

OF TLG AND ELECTRIQ

The following table sets forth selected historical comparative unit and share information for TLG and Electriq, respectively, and unaudited pro forma condensed combined per share information of TLG after giving effect to the Business Combination as contemplated by the Merger Agreement, as amended, and assuming three scenarios with respect to the potential redemption into cash of TLG’s Class A common stock, and the related assumptions discussed in further detail in the sections entitled “Summary Unaudited Pro Forma Condensed Combined Financial Information” and “Unaudited Pro Forma Condensed Combined Financial Information.”

The unaudited pro forma combined earnings per share information below should be read together with the selected historical financial information summary included elsewhere in this joint proxy statement/consent solicitation statement/prospectus, and the audited and unaudited financial statements of TLG and Electriq and related notes that are included elsewhere in this joint proxy statement/consent solicitation statement/prospectus. The unaudited TLG and Electriq pro forma combined per-share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this joint proxy statement/ consent solicitation statement/prospectus.

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of TLG and Electriq would have been had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of TLG and Electriq would have been had the companies been combined during the period presented.

The pro forma book value, weighted average shares outstanding, and net earnings per-share information reflects the Business Combination, assuming New Electriq’s shares were outstanding since January 1, 2022.

			Pro Forma Combined
	Electriq (Historical)	TLGA Corp (Historical)	Assuming No Redemptions	Assuming 50% Redemptions	Assuming Maximum Redemptions
As of and for the three months ended March 31, 2023
Book value per share (1)	$(0.43)	$(1.90)	$2.03	$1.18	$0.18
Net loss per share — Class A and common stock — basic and diluted (2)	$(0.05)	$(0.08)	$(0.24)	$(0.27)	$(0.30)
Weighted average shares outstanding, Class A and common stock — basic and diluted	220,912,263	7,948,405	42,251,184	38,276,981	34,446,457
Net loss per share — Class F common stock — basic and diluted		$(0.08)
Weighted average shares outstanding, Class F common stock — basic and diluted		6,611,111

			Pro Forma Combined
	Electriq (Historical)	TLGA Corp (Historical)	Assuming No Redemptions	Assuming 50% Redemptions	Assuming Maximum Redemptions
As of and for the year ended December 31, 2022
Net (loss) income per share — Class A and common stock — basic and diluted (3)	$(0.26)	$0.21	$(0.85)	$(0.94)	$(1.05)
Weighted average shares outstanding, Class A and common stock — basic and diluted (4)	207,458,865	39,824,375	42,251,184	38,276,981	34,446,457
Net income per share — Class F common stock — basic and diluted		$0.21
Weighted average shares outstanding, Class F common stock — basic and diluted		10,000,000

(1)	Book value per share is equal to total stockholders’ (deficit) equity (excluding shares of preferred stock) divided by actual shares outstanding — basic and diluted.
(2)

Net (loss) income per share is based on: weighted average number of shares of TLG Class A common stock outstanding for the three months ended March 31, 2023; weighted average number of shares of TLG Class F common stock outstanding for the three months ended March 31, 2023; weighted average number of shares of Electriq common stock outstanding for the three months ended March 31, 2023; and the pro forma information.

(3)

Net (loss) income per share is based on: weighted average number of shares of TLG Class A common stock outstanding for the year ended December 31, 2022; weighted average number of shares of TLG Class F common stock outstanding for the year ended December 31, 2022; weighted average number of shares of Electriq common stock outstanding for the year ended December 31, 2022; and the pro forma information.

(4)

Weighted average shares outstanding under the pro forma combined scenarios excludes 1,156,255 shares of Class A common stock underlying Electriq stock options to be assumed at Closing as their effect is anti-dilutive.

MARKET PRICE AND DIVIDEND INFORMATION

TLG

The Class A common stock is currently listed on the NYSE under the symbol “TLGA.”

The closing price of TLG’s Class A common stock on November 11, 2022, the last trading day before announcement of the execution of the Merger Agreement, was $9.99 per share. As of                , 2023, the TLG Record Date, the closing price of TLG’s Class A common stock was $                per share.

Holders of the Class A common stock should obtain current market quotations for their securities. The market price of the Class A common stock could vary at any time before the Business Combination.

Holders

As of                    , 2023, there were                holders of record of the Class A common stock and                holders of record of the Class F common stock. The number of Class A common stockholders of record does not include a substantially greater number of “street name” holders or beneficial holders whose Public Shares are held of record by a broker, bank, or other nominee.

Dividend Policy

TLG has not paid any cash dividends on its common stock to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon New Electriq’s revenues and earnings, if any, capital requirements and the general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the Board at such time. New Electriq’s ability to declare dividends may also be limited by restrictive covenants pursuant to any debt financing agreements.

Electriq

Historical market price for Electriq’s capital stock is not provided because there is no public market for Electriq’s capital stock. See “Electriq’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/consent solicitation statement/prospectus includes forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, of TLG and Electriq. These statements are based on the beliefs and assumptions of the management of TLG and Electriq. Although TLG and Electriq believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither TLG nor Electriq can assure you that either will achieve or realize these plans, intentions or expectations. Actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements may be preceded or followed by or include the word “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “outlook,” “predict,” “plan,” “possible,” “potential,” “project,” “scheduled,” “seek,” “should,” “will,” “would” or similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements contained in this joint proxy statement/consent solicitation statement/prospectus include, but are not limited to, statements about the ability of TLG and Electriq prior to the Business Combination, and New Electriq following the Business Combination, to:

•	execute their business strategy, including expansions in new geographies;

•	meet the closing conditions to the Business Combination, including approval by stockholders of TLG and Electriq on the expected terms and schedule;

•	realize the benefits expected from the proposed Business Combination;

•	continue to develop new energy storage systems and software-enabled services to meet constantly evolving customer demands;

•	acquire or make investments in other businesses, patents, technologies, products or services to grow the business;

•	design, develop and sell services that are differentiated from those of competitors;

•	attract, train, and retain effective officers, key employees or directors;

•	enhance future operating and financial results;

•	respond to increased competition from other companies in the energy storage industry;

•	comply with laws and regulations applicable to their business;

•	stay abreast of modified or new laws and regulations applicable to their business, including data and privacy regulation;

•	anticipate the impact of, and respond to, new accounting standards;

•	respond to fluctuations in foreign currency exchange rates and political unrest and regulatory changes in foreign countries from various events;

•	anticipate the significance and timing of contractual obligations;

•	respond to the failure of customers and partners to comply with contractual obligations;

•	respond to uncertainties associated with product and service development and market acceptance;

•	successfully defend litigation;

•	upgrade and maintain information technology systems;

•	access, collect, and use personal data about consumers;

•	acquire and protect intellectual property;

•	anticipate rapid technological changes;

•	meet future liquidity requirements and comply with restrictive covenants related to long-term indebtedness;

•

maintain and/or obtain the listing of TLG’s or New Electriq’s securities from, the NYSE or an inability to have our securities listed on the NYSE or another national securities exchange following the Business Combination;

•

respond to or anticipate the impact of any natural disaster, calamity or pandemic (including COVID-19 and any precautionary or emergency measures, recommendations, protocols or orders taken or issued by any person or entity in response to COVID-19);

•	effectively respond to general economic and business conditions;

•	obtain additional capital, including through use of the debt market, on acceptable terms; and

•	successfully deploy the proceeds from the Business Combination.

Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements which speak only as of the date hereof. You should understand that the following important factors, in addition to those discussed under the heading “Risk Factors” and elsewhere in this joint proxy statement/consent solicitation statement/prospectus, could affect the future results of TLG and Electriq prior to the Business Combination, and New Electriq following the Business Combination, and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements in this joint proxy statement/consent solicitation statement/prospectus:

•	any delay in closing of the Business Combination;

•	the risk that the proposed business combination disrupts current plans and operations of TLG and/or Electriq as a result of the announcement and consummation of the Business Combination;

•	litigation, complaints, product liability claims and/or adverse publicity;

•	privacy and data protection laws, privacy or data breaches, or the loss of data;

•	the risk that the addressable market New Electriq intends to target does not grow as expected;

•	the inability of New Electriq’s energy storage systems to achieve broad market acceptance;

•	changes in the cost and availability of various sources of electric power;

•	legal, regulatory or tax changes with respect to the renewable energy industry;

•

the impact of changes in consumer spending patterns, consumer preferences, local, regional, national, and international economic conditions, crime, weather, demographic trends, and employee availability;

•	geopolitical uncertainty;

•	costs related to the Business Combination;

•	the impact of any natural disaster, calamity or pandemic (including COVID-19) on the financial condition and results of operations of TLG and Electriq; and

•	any defects in new products or enhancements to existing products or services.

These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this joint proxy statement/consent solicitation statement/prospectus are more fully described under the heading “Risk Factors” and elsewhere in this joint proxy statement/consent solicitation statement/prospectus.

The risks described under the heading “Risk Factors” are not exhaustive and there may be additional risks that TLG and Electriq presently do not know or that they believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Other sections of this joint proxy statement/consent solicitation statement/prospectus describe additional factors that could adversely affect the business, financial condition, or results of operations of TLG and Electriq prior to the Business Combination, and New Electriq following the Business Combination. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can TLG or Electriq assess the impact of all such risk factors on the business of TLG and Electriq prior to the Business Combination, and New Electriq following the Business Combination, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements attributable to TLG or Electriq or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. TLG and Electriq prior to the Business Combination, and New Electriq following the Business Combination, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, statements of belief and similar statements reflect the beliefs and opinions of TLG or Electriq, as applicable, on the relevant subject. These statements are based upon information available to TLG or Electriq, as applicable, as of the date of this joint proxy statement/consent solicitation statement/prospectus, and while such party believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and statements should not be read to indicate that TLG or Electriq, as applicable, has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

RISK FACTORS

TLG stockholders and Electriq equityholders should carefully consider the following risk factors, together with all of the other information included in this joint proxy statement/consent solicitation statement/prospectus, including the financial statements and notes to the financial statements included in this joint proxy statement/consent solicitation statement/prospectus, before they decide whether to vote or instruct their vote to be cast to approve the proposals described in this joint proxy statement/consent solicitation statement/prospectus. These risks could have a material adverse effect on the business, results of operations or financial condition of TLG, Electriq or New Electriq following the Business Combination and could adversely affect the trading price of New Electriq common stock. Further, the occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, and may have a material adverse effect on the business, cash flows, financial condition and results of operations of New Electriq following the Business Combination. Unless the context otherwise requires, all references in this subsection to “we,” “us” or “our” refer to Electriq prior to the consummation of the Business Combination, or to the businesses of New Electriq and Electriq, collectively, following the consummation of the Business Combination, or to the business of TLG prior to the consummation of the Business Combination, as applicable. In this section under the heading “Risks Related to Being a Public Company and Ownership of New Electriq Common Stock Following the Business Combination,” “we,” “us,” and “our” refer to New Electriq.

Risks Related to Electriq’s Limited Operating History and Financial Condition

Our limited operating history and the rapidly evolving industry in which we operate make it difficult to evaluate our business and the risks and challenges we may face and to predict our future performance.

We have a limited operating history and have suffered losses. Since our formation in 2014, we have focused on designing, developing, managing, delivering and servicing integrated energy storage solutions for residential applications, primarily in North America, through an array of hardware and software solutions. We began marketing and selling our PowerPod 2 energy storage solutions in December 2020. As a result, we have limited historical financial data upon which we may base our projected revenue and operating expenses. Our relatively short operating history and the rapid evolution of the energy storage industry make it difficult for potential investors to evaluate our technology or prospective operations and business prospects. Accordingly, we continue to be subject to many of the risks inherent in business development, financing, unexpected expenditures and complications and delays that often occur in a new business.

Our energy storage solutions are primarily installed in conjunction with solar energy systems, and our future growth is dependent on rising demand for solar and energy storage solutions and by the adoption speed of digital software applications to modernize the efficiency of power assets and the electric grid. We expect our business results to be driven by various factors, including the costs of acquiring our components, assembling our systems, declines in the cost of purchasing and installing solar power, homeowner needs for reliable electric power and related digital applications, commercial, legal and political pressure for the reduced use of fossil fuels and electric power generation that relies on fossil or other non-renewable fuels and a rapidly growing electricity storage market driven by increasing demand from commercial and industrial users, utilities and grid operators. However, predicting our future revenue and appropriately budgeting for our expenses is difficult, and we have limited insight into trends that may emerge and affect our business. Furthermore, these trends can change over time, depending on societal, scientific and governmental changes that we are unable to predict with accuracy.

There can be no assurance that our efforts to increase our revenue will be successful or that we will ultimately be able to attain profitability. Accordingly, our prospects must be considered in light of the risks that any new company encounters as well as the uncertainties encountered by developing companies in a highly competitive environment.

We are a relatively new company with a history of losses, and we cannot be certain that we will achieve or sustain profitability.

We are subject to the risks inherent to early-stage companies seeking to develop, market and distribute new products, particularly companies in evolving markets such as renewable energy and technology. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the development, introduction, marketing and distribution of new products in a competitive environment. Such risks include dependence on the success and acceptance of our products, the ability to attract and retain a suitable partner base, the management of growth, under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues.

We have incurred significant net losses since our inception in August 2014. For the three months ended March 31, 2023 and the years ended December 31, 2022 and 2021, we incurred net losses of $10.0 million, $52.3 million and $35.8 million, respectively. As of March 31, 2023, we had an accumulated deficit of $115.0 million. If our revenue does not grow or grows more slowly than currently anticipated, or if operating expenses are higher than expected, we may be unable to achieve profitability, our financial condition will suffer and the value of our common stock could decline. Even if we are successful in increasing our sales, we may incur losses in the foreseeable future as we continue to develop and market our products. If sales revenue from any of our current products or any additional products that we develop in the future is insufficient, or if our product development is delayed, we may be unable to achieve profitability and, in the event we are unable to secure financing for prolonged periods of time, we may need to temporarily cease operations and, possibly, shut them down altogether. Furthermore, even if we are able to achieve profitability, we may be unable to sustain or increase such profitability on a quarterly or annual basis, which would adversely impact our financial condition and significantly reduce the value of our common stock.

If we are not able to continue to reduce our cost structure in the future, our ability to become profitable may be impaired.

We must continue to reduce the costs of procurement of components, assembly, installation and operation of our energy storage systems to expand our market. As a relatively new company, we have limited historical data that ensures our targeted component acquisition costs will be achievable. While we expect in the future to better understand our component acquisition costs, there is no guarantee we will be able to achieve sufficient cost savings to reach our gross margin and profitability goals. We may also incur substantial costs or cost overruns from our suppliers. While we have been successful in reducing our costs to date, the cost of energy storage systems and other components of our energy storage systems, for example, could increase in the future. If we are unable to achieve component acquisition cost targets on our products pursuant to our plans, we may not be able to meet our gross margin and other financial targets. Many of the factors that impact our component acquisition costs are beyond our control, such as potential increases in the costs of materials, such as lithium iron phosphate and other components of our battery cells. Any such increases could slow our growth and cause our financial results and operational metrics to suffer. In addition, we may face increases in our other expenses, including increases in wages or other labor costs, as well as marketing, sales, customer acquisition or related costs. We will continue to make significant investments to drive growth in the future. In order to expand into new markets while still maintaining our current margins, we will need to continue to reduce our costs. Increases in any of these costs, or our failure to achieve projected cost reductions, could have a material adverse effect on our business and prospects, and we may not be able to achieve or maintain profitability.

Adverse developments affecting the financial services industry, including events or concerns involving liquidity, defaults or non-performance by financial institutions, could adversely affect our liquidity, financial condition and results of operations, either directly or through adverse impacts on certain of our vendors and customers.

Adverse developments that affect financial institutions, such as events involving liquidity that are rumored or actual, have in the past and may in the future lead to bank failures and/or market-wide liquidity problems.

These events could have an adverse effect on our financial condition and results of operations, either directly or through an adverse impact on certain of our vendors and customers.

For example, on March 10, 2023, Silicon Valley Bank was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. Similarly, on March 12, 2023, Signature Bank was put into receivership. Since that time, JPMorgan Chase & Co. took over all of the deposits of First Republic Bank, and the Swiss Central Bank provided $54 billion in covered loan and short-term liquidity facilities to Credit Suisse Group AG, all in an attempt to reassure depositors and calm fears of a banking contagion. Although the Federal Reserve Board, the Department of the Treasury and the FDIC have taken steps to ensure that depositors at Silicon Valley Bank and Signature Bank can access all of their funds, including funds held in uninsured deposit accounts, and have taken additional steps to provide liquidity to other banks, there is no guarantee that, in the event of the closure of other banks or financial institutions in the future, depositors would be able to access uninsured funds or that they would be able to do so in a timely fashion.

To date, we have not experienced any adverse impact to our liquidity, financial condition or results of operations as a result of the events described above. However, failures of other banks or financial institutions also may expose us to additional risks, either directly or through the effect on vendors or other third parties, and may lead to significant disruptions to our operations, financial condition and reputation. Moreover, uncertainty remains over liquidity concerns in the broader financial services industry. Investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to obtain financing on favorable terms. In addition, our business may be adversely impacted by these developments in ways that we cannot predict at this time, there may be additional risks that we have not yet identified, and we cannot guarantee that we will be able to avoid negative consequences directly or indirectly from any failure of one or more banks or other financial institutions.

Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern.”

As of March 31, 2023, we had $3.8 million in cash and a working capital deficit of $64.7 million. Further, we have incurred and expect to continue to incur significant costs in pursuit of our planned growth. We cannot assure you that our plans to raise capital or to complete an initial business combination will be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern.

Our operating and financial results and growth forecast rely in large part upon assumptions and analyses developed by us. If these assumptions or analyses prove to be incorrect, our actual operating results may be materially different from our forecasted results.

Our forecasts and projections included in this joint proxy statement/consent solicitation statement/prospectus, including projected revenues and profitability and our anticipated market opportunity, growth and penetration are based on assumptions, analyses and estimates developed by our management and are subject to substantial uncertainty. These projections are not prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants, and neither our registered public accountants nor any other independent expert or outside party compiles or examines our projections. Accordingly, no such person expresses any opinion or any other form of assurance with respect to our projections.

Even though these forecasts and projections are presented with numerical specificity, they are inherently subject to significant business, regulatory, economic, competitive and global risks, uncertainties and contingencies, many of which are beyond our control, and are based upon specific assumptions with respect to future business decisions, some of which will change. The forecasts related to the expected growth in the battery storage market may prove to be inaccurate. The rapidly evolving market for energy storage systems also may require us to change our plans and may make it difficult to evaluate our business and future prospects, including our ability to plan for and model future growth and profitability. Other global or macroeconomic trends may also affect our business and may necessitate changes in our forecasts or projections. Accordingly, you should not rely on our forecasts or projections as a guarantee of our actual operating results or profitability in the future.

Our forecasts and estimates also include assumptions as to the expected size and growth of the markets in which we operate. Such markets may not develop or grow as large as we expect or may develop and grow at a slower rate than we expect. Even if these markets experience the forecasted growth described in this joint proxy statement/consent solicitation statement/prospectus, our business may not grow at the rate that we have forecasted, or at all, due to a variety of possible factors. Accordingly, the forecasts and estimates of potential market size and growth for any such product candidate described in this joint proxy statement/consent solicitation statement/prospectus should not be taken as a guarantee or other indication of our future growth, results of operations or ability to achieve or maintain profitability. Our forecasts and projections also include assumptions about risks and uncertainties that include, but are not limited to, risks discussed elsewhere in this subsection and in this joint proxy statement/consent solicitation statement/prospectus.

As a result, all or some of our forecasts and projections may prove to be incorrect, inaccurate and/or vary from quarter to quarter and thus our actual operating results may differ materially from those forecasted or projected. If that were to occur, we might never achieve or maintain profitability, and you could lose your entire investment. Investors are urged to consider our prospects in light of the risks and uncertainties emerging companies encounter when introducing new products and services into a nascent industry and not to rely upon our forecasts or projections in making an investment decision regarding our common stock.

There is no assurance that non-binding letters of intent and memoranda of understanding included in our projections will be converted into binding contracts.

Prospective investors should be aware that non-binding letters of intent and memoranda of understanding are subject to continued negotiation and many uncertainties, and may not be converted into binding contracts. Our prospective counterparties may cancel or delay entering into contracts for a variety of reasons, some of which may be outside of our control. Contracts with government entities are also subject to a number of challenges and risks. If we are unable to enter into such contracts on a timely basis, our growth, revenue and results of operations may not meet our projections.

Risks Related to Electriq’s Industry

The energy storage industry is highly competitive and changing rapidly, which makes it difficult to evaluate our current business and future prospects. Our business may be adversely affected if we cannot adapt quickly and effectively.

The worldwide electricity storage market is highly competitive and is growing quickly and changing rapidly, and we expect it will become more competitive in the future. The energy storage industry will take several more years to develop and further mature, which makes it difficult to evaluate our current business, and we cannot be certain that the market will grow to the size or at the rate we expect. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including increased expenses as we continue to grow our business. If we do not manage these risks and overcome these difficulties successfully, our business will suffer.

We also expect more regulatory burdens as customers adopt this new technology. There is no assurance that our energy storage systems will be successful in the respective markets in which they compete. We face competition from other manufacturers, developers and installers of energy storage systems, as well as from large utilities. A significant and growing number of established and new companies, as well as other companies, have entered or are reported to have plans to enter the electricity storage market. Most of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing, sales networks and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. Increased competition could result in lower unit sales, price reductions, revenue shortfalls, loss of customers and loss of market share, which could harm our business, prospects, financial condition and operating results.

Decreases in the retail prices of electricity from utilities or other renewable energy sources could make our products less attractive to homeowners. Reduction in various federal and state rebate and incentive programs could also adversely affect product adoption.

Our failure to continue developing new and improved systems and to bring these systems rapidly to market could have an adverse impact on our business. New systems, or refinements and improvements to our existing systems, may have technical failures, delayed introductions or higher than expected production costs or may not be well accepted by our customers. If we are not able to anticipate, identify, develop and market high quality systems in line with technological advancements that respond to changes in customer preferences, demand for our systems could decline and our operating results could be adversely affected.

The failure of energy storage costs to continue to decline would have a negative impact on our business and financial condition.

The growth and profitability of our business is dependent upon the continued decline in the cost of energy storage. Over the last decade the costs of energy storage systems have declined significantly. This lower cost has been driven by advances in energy storage technology, maturation of the relevant supply chain, the scale of production of energy storage systems by the leading manufacturers and other factors. The growth of our business is dependent upon the continued decrease in the price and efficiency of energy storage systems. If for any reason our suppliers are unable to continue to reduce the price of their energy storage systems, our business and financial condition will be negatively impacted.

Our success and future growth is dependent upon the market’s willingness to adopt energy storage systems in general, and our energy storage system in particular.

The demand for our systems will highly depend upon the demand for and adoption of solar and energy storage systems. The market for energy storage systems is still rapidly evolving and is characterized by rapidly changing technologies, price and other competition, evolving government regulation and industry standards, as well as changing or uncertain consumer demands and behaviors. Our current products are designed to address the requirements of most of our potential user base, but the requirements of potential users could change. If renewable energy generation proves unsuitable for widespread deployment or if demand for our renewable energy hardware and software-enabled services fails to develop sufficiently or in the manner that we expect, we would be unable to achieve sales and expand our market share. Factors that may influence the adoption of energy storage systems include:

•	perceptions about the effectiveness and cost of solar panels in relation to other forms of renewable and non-renewable energy;

•

perceptions about the quality, safety, design, performance and cost of energy storage systems, especially if adverse events or accidents occur that are linked to the quality or safety of energy storage systems or their battery cell components;

•	perceptions about the safety of energy storage systems in general, including the use of advanced hardware and software technology;

•	technical innovations concerning battery capacity and ability to hold its charge;

•	improvements in the cost of other forms of energy production;

•	the growth and development of other forms of renewable energy that are provided through the electric grid;

•	climate change and the need or desire of consumers for reliable access to electric power;

•	the degree of environmental consciousness of consumers;

•	the performance and reliability of renewable energy products compared with conventional and non-renewable products;

•	fluctuations in economic and market conditions that impact the viability of conventional and competitive alternative energy sources;

•	changes in the relative cost and availability of oil, gasoline, hydroelectric power, nuclear power and wind power as sources of electric power;

•	continued deregulation of the electric power industry and the broader energy industry and other developments involving government regulations;

•	economic incentives promoting fuel efficiency and alternate forms of energy;

•	the availability of tax and other governmental incentives to develop solar power or energy storage solutions or future regulation requiring increased use of renewable sources of energy;

•	opposition to renewable energy projects in general or to our customers’ projects specifically; and

•	macroeconomic factors.

All of these factors could affect the market’s willingness to adopt energy storage solutions, or could affect the length of time it takes for that demand to develop. If homeowners are unwilling, as a result of any one or more of these factors, to purchase energy storage systems, our business will suffer and we may never achieve profitability.

Even if the market for energy storage systems grows as we anticipate, if we fail to achieve broader market acceptance of our energy storage system and services, there would be an adverse impact on our ability to increase our revenue, gain market share and achieve and sustain profitability. Our ability to achieve broader market acceptance for our energy storage system and services will be impacted by a number of factors, including:

•	our ability to produce energy storage systems that compete favorably against other solutions on the basis of price, quality, reliability and performance;

•	our ability to timely introduce and complete new designs and timely qualify and certify our systems;

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whether installers, asset owners and solar financing providers will adopt our energy storage solutions, which is a relatively new technology with a limited history with respect to reliability and performance;

•	the ability of prospective homeowners to obtain long-term financing for solar photovoltaic (“PV”) installations on acceptable terms or at all;

•	our ability to develop systems and services that comply with local standards and regulatory requirements, as well as potential in-country manufacturing requirements; and

•	our ability to develop and maintain successful relationships with our customers and suppliers.

If demand for solar PV systems is less than expected or takes longer to develop than we anticipate, sales of our energy storage systems may decline and we may be unable to achieve or sustain profitability.

Our energy storage solutions are primarily installed in conjunction with solar PV systems, which provide on-site distributed power generation. As a result, our future success depends on continued demand for solar energy solutions and the ability of solar equipment vendors to meet this demand, as well as on future growth of the solar PV market. The development of solar PV systems is rapidly evolving and is highly competitive with other forms of renewable and non-renewable energy. If demand for solar PV systems fails to develop sufficiently, our business and operations could suffer and we would be unable to achieve or maintain profitability.

The viability and continued growth in demand for solar energy solutions, and in turn, our systems, may be impacted by many factors outside of our control, including:

•	market acceptance of solar PV systems based on our system platform;

•	cost competitiveness, reliability and performance of solar PV systems compared to conventional and non-solar renewable energy sources and products;

•	availability and amount of government subsidies and incentives to support the development and deployment of solar PV and energy storage solutions;

•	the extent to which the electric power industry and broader energy industries are deregulated to permit broader adoption of solar electricity generation;

•	the cost and availability of key raw materials and components used in the production of solar PV systems;

•	prices of traditional utility-provided energy sources;

•	levels of investment by end-users of solar energy products, which tend to decrease when economic growth slows; and

•	the emergence, continuance or success of, or increased government support for, other alternative energy generation technologies and products.

If demand for solar energy solutions does not grow, demand for our customers’ products as well as demand for our energy storage systems will decrease, which would have an adverse impact on our ability to increase our revenue and grow our business.

Short-term demand and supply imbalances, especially for solar PV technology, have recently caused prices for solar technology solutions to decline rapidly. Furthermore, competition in the solar industry has increased due to the emergence of lower-cost manufacturers along the entire solar value chain causing further price declines, excess inventory and oversupply. These market disruptions may continue to occur and may increase pressure to reduce prices, which could adversely affect our business and financial results.

Further, our success depends on continued and growing demand for solar energy solutions and the ability of solar equipment vendors to meet this demand. The ongoing impact of the COVID-19 pandemic is fluid and uncertain, but it has caused and may continue to cause various negative effects, including an inability to meet the needs of our homeowners due to supply chain constraints. The demand for solar energy solutions may continue to decrease, or at least not continue its growth relative to pre-pandemic periods and recent years, as a result of government orders associated with the COVID-19 pandemic, due to adverse worldwide economic and market conditions, or other factors. If demand for solar energy solutions decreases or does not grow, demand for our energy storage systems will decrease, which would have an adverse impact on our ability to increase our revenue and grow our business.

Risks Related to Electriq’s Business

The majority of our revenues in the years ended December 31, 2021, 2022 and 2023 to date were derived from a small number of customers, and one of our customers accounted for greater than 87 percent of our revenue in the year ended December 31, 2022. We expect that the majority of our revenue in the remainder of 2023 will be derived as a result of a single relationship with a major U.S. clean-energy company in the sustainable community networks program. The loss of, or events affecting, one of our major customers or this relationship with the major U.S. clean-energy company could reduce our sales and have an adverse effect on our business, financial condition and results of operations.

We have been dependent on a relatively small number of customers for our sales, and a small number of customers have historically accounted for a material portion of our revenue. The loss of any one of our major customers, their inability to perform under their contracts or their default in payment could have a material adverse effect on our revenue and profits. For the near future, we may continue to derive a significant portion of our net sales from a small number of customers. Kohler Co. (the “White-Label Provider”) accounted for greater than 87% of our revenue for the year ended December 31, 2022. On December 12, 2022, the White-Label Provider provided notice of its intent to terminate its contract with us, claiming that we had breached our agreement with the White-Label Provider. While we have continuously asserted that we have not breached the agreement, on May 19, 2023, we entered into a settlement agreement with the White-Label Provider, which provides for a mutual release. The settlement agreement also includes provisions relating to the return of inventory by the White-Label Provider and the manner of and allocation of costs related to such return. Additionally, the settlement agreement indicates that the White-Label Provider has elected to exit the home energy storage market. In light of the settlement, we have not generated, and do not expect to generate, any revenue in 2023 or thereafter from the contract with the White-Label Provider. However, in light of our efforts to diversify our customer base and our planned expansion into programmatic agreements with sustainable community networks focused on deploying energy storage systems in geographic concentrations, we believe that the relative significance of this agreement to our business will have limited impact in future periods.

We anticipate that a majority of our revenue in 2023 will be derived as a result of a single relationship with a major U.S. clean-energy company in the sustainable community networks program. There were no revenues generated on this arrangement during the three months ended March 31, 2023 or in any prior periods. We are currently in the project qualification approval stage of implementation for several residential customers in Santa Barbara, California, and expect to begin the installations of energy storage systems by June 30, 2023. We expect to begin recognizing revenue on this arrangement in the second half of the year ending December 31, 2023. The loss of this relationship or the clean-energy company’s failure to meet the terms of our contractual relationship with them would have a material adverse effect on our business, financial condition and results of operations.

Our revenue depends on gaining new customers and purchase commitments from customers.

In order to maintain and expand our business, we must continue to develop and obtain new customers, as well as purchase commitments from existing customers. However, it is difficult to predict whether and when we will receive such orders from new or existing customers due to the lengthy process associated with developing such customers and securing such orders and the cost of customer acquisition which may be affected by factors that we do not control, such as market and economic conditions, financing arrangements, commodity prices, environmental issues and government approvals. If we are unable to develop new revenue sources and if purchase commitments from existing customers decline, our business may suffer and we may not be able to achieve or sustain profitability.

Our business is concentrated in certain markets, putting us at risk of region-specific disruptions.

As of March 31, 2023, approximately 70% of our PowerPod 2 energy storage systems were located in California. In addition, we expect much of our near-term future growth to occur in this same market, further concentrating our customer base and operational infrastructure. Accordingly, our business and results of operations are particularly susceptible to adverse economic, regulatory, political, weather and other conditions in California and in other markets that may become similarly concentrated. Any of these conditions, even if they occur only in one such market, could have a material adverse effect on our business, financial condition and results of operations. In addition, almost all of our current energy storage systems are located in the U.S. and its territories, which makes us particularly susceptible to adverse changes in U.S. tax and environmental laws.

We conduct business in Puerto Rico and weakness in the fiscal health of the government and the Puerto Rico Electric Power Authority (“PREPA”), the damage caused by hurricanes, a series of earthquakes that affected the island in December 2019 and early 2020 and potential tax increases that may increase our cost of conducting business in Puerto Rico, create uncertainty that may adversely impact us.

Puerto Rico is expected to be a market for our business. However, Puerto Rico has suffered from significant economic difficulties in recent years. Puerto Rico enacted certain measures that could increase the cost of solar energy systems, which could affect demand for battery storage solutions there. In 2015, the Puerto Rico government increased the sales and use tax from 7% to 11.5%. Additionally, in October 2015, Puerto Rico enacted a 4% sales tax to previously exempt business-to-business transactions. Should the current exemption expire or additional taxes be imposed, the tax increase may impose greater costs on our future and current customers, which may hinder our future origination efforts and adversely impact our business, financial condition, results of operations and future growth. Future changes in Puerto Rico tax law could affect our tax position and adversely impact our business.

While we do not currently contract directly with the Puerto Rico government or PREPA, continued weakness in the Puerto Rico economy or the failure of the Puerto Rico government to manage its fiscal challenges in an orderly manner could result in policy decisions we do not anticipate and may directly or indirectly adversely impact our business, financial condition and results of operations. In addition, it is unclear whether the selection of private concessionaires for PREPA’s transmission and distribution system and legacy generation assets may have an impact on our business. Furthermore, the continued weakness of the Puerto Rico economy may adversely impact our business and financial results.

Significant inflation could adversely affect our business and financial results.

The high rate of inflation and resulting pressures on costs and pricing of business such as ours focused on the manufacture and sale of electronics products could adversely impact our business and financial results. While inflation has created some salary pressure with our employees who wish to mitigate the impact of inflation, we have not yet suffered inflationary pressures in procurement. Overall, we do not believe that recent inflationary pressures have materially impacted our operations. However, a rise in inflation could potentially adversely affect us by increasing our operating costs, including by increasing the costs of materials, freight and labor, which have already been under pressure due to supply chain constraints, the effects of the COVID-19 pandemic and the recent shortage of chips. To mitigate the potential effects of inflation, Electriq has taken steps to ensure the availability of materials and goods at existing prices. Further, in the U.S., the Federal Reserve has responded by increasing interest rates to combat inflation; however, such increases may result in a reduced demand for our products and/or an economic downturn. In a highly inflationary environment, or any recession or economic downturn that may result, we may be unable to adjust our business in a manner that adequately addresses these challenges, and these developments could materially adversely affect our business, results of operations and financial condition.

Our business has been affected and may in the future be affected by the COVID-19 pandemic and the steps taken by the government in China to address the pandemic.

In response to the COVID-19 pandemic, governmental authorities around the world have recommended or ordered the limitation or cessation of certain business or commercial activities. The pandemic resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities in China for the first half of 2020. Moreover, China’s policy of effecting closures to avoid infections could cause a supply chain bottle neck and raw material price increases, which could adversely impacted our operations.

As a large portion of our battery supply chain derives from China, to the extent that the government in China institutes or recommends further closures, we may not be able to procure certain components of our systems from China. As a result of the COVID-19 pandemic, our operations in China were temporarily disrupted due to the lockdown and gradually returned to normal operation beginning in the second quarter of 2020.

We plan on procuring enough inventory to suffice for three months of orders at all times, so that we can minimize our exposure to supply chain disruptions. By holding enough stock in our warehouses to supply orders for three months, our management believes that such supply would mitigate the impact of supply chain disruptions, should these occur. Furthermore, our products do not contain any special materials which would have an effect on the ability of our supplier to manufacture the product. Additionally, we have secured or are evaluating second sources for our main components both inside and outside of China as a way to diversify our supply chain, ensure production capabilities and lower costs and mitigate any potential supplier risks.

The effects of any new variants and subvariants of COVID-19 which may develop, including any actions taken by governments, could adversely affect our ability to meet scheduled system deliveries to our customers and could result in lost revenue or higher expenses and would harm our business.

We depend on a limited number of suppliers for key components and systems. This reliance on third parties increases the risk that necessary components of our systems may not be delivered according to our schedule and at prices, quality levels and volumes acceptable to us.

We depend on sole-source and limited-source suppliers for key components of our systems, such as our inverters and lithium iron phosphate batteries. Any of the sole-source and limited-source suppliers upon whom we rely could experience quality and reliability issues, stop producing our components, cease operations or be acquired by, or enter into exclusive arrangements with, our competitors. We generally do not have long-term supply agreements with our suppliers, and our purchase volumes may currently be too low for us to be considered a priority customer by most of our suppliers. As a result, most of these suppliers could stop selling to us at commercially reasonable prices, or at all. Although to date, we have not identified any trends, nor experienced any major disruptions or delays, related to manufacturing costs or the availability of components supplied to us by our suppliers, any significant unanticipated demand would require us to procure additional components in a short amount of time. Any such quality or reliability issue, or interruption, delay or unanticipated demand may force us to seek similar components or products from alternative sources, which may not be available on commercially reasonable terms, or at all. Although we believe supplies are generally available from other suppliers on commercial terms, in the event that we have any quality, delivery or other problems with our existing suppliers or in the event that we are not otherwise able to purchase component from our current suppliers, it may be more difficult for us to find alternative suppliers, particularly those with whom we do not have an existing supply relationship. The failure to find alternate suppliers could materially affect our ability to procure key components and systems. Further, because suppliers may have a limited operating history and limited financial resources, we may not be able obtain an adequate remedy in the event that the suppliers are unable to meet their contractual obligations to us. Switching suppliers could also expose us to risk that components would not be delivered at quality levels and volumes acceptable to us and may require that we redesign our systems to accommodate new components, and may potentially require us to re-certify our systems, which would be costly and time-consuming. Any interruption in the quality or supply of sole-source or limited-source components for our systems would adversely affect our ability to meet scheduled system deliveries to our customers and could result in lost revenue or higher expenses and would harm our business.

Risks related to disruption in the supply chain of components to our system could in the future adversely impact our ability to produce and deliver products.

We must manage our supply chain for key components for our system. Supply chain fragmentation and local protectionism within China further complicate supply chain disruption risks. In addition, profitability and volume were negatively impacted by limitations inherent within the supply chain, including competition for key components, shipping delays and governmental actions, including facility and port shutdowns. While we have experienced such events, we are unable to quantify the impact of any of these factors on our business. Any of these occurrences or reoccurrences could cause significant disruptions to our supply chain, assembly capability and distribution system that could adversely impact our ability to produce and deliver products.

We may experience delays or other complications in the design, launch and production ramp of our energy storage systems which could harm our brand, business, prospects, financial condition and operating results.

Our system design and development is complex and require technological expertise. We may encounter unanticipated challenges, such as supply chain or logistics constraints or delays by suppliers in manufacturing our components, that could lead to delays in producing and ramping our energy storage systems. There is no assurance that our suppliers will ultimately be able to meet our cost, quality and volume needs, or do so at the times needed. Any significant delay or other complication in the production of components by our suppliers or in the assembly of our systems or the development, assembly and production ramp of our future products, including complications associated with expanding our component acquisition and assembly capacity and supply chain or obtaining or maintaining regulatory approvals and/or COVID-19 pandemic impacts, could materially damage our brand, business, prospects, financial condition and operating results.

Any change in our processes could cause one or more assembly errors, requiring a temporary suspension or delay in our assembly process until the errors can be researched, identified and properly addressed and rectified. This may occur particularly as we introduce new products, modify our engineering and assembly techniques and/or expand our capacity. If we are unable to accurately match the timing and quantities of component purchases to our actual needs or successfully implement inventory management and other systems to accommodate the increased complexity in our supply chain, we may incur production disruption, storage, transportation and write-off costs. In addition, our failure to maintain appropriate quality assurance processes could result in increased system failures, loss of customers, increased warranty reserve or increased assembly and logistics costs and delays. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

A disruption could also occur in one of our suppliers’ facilities due to any number of reasons, such as equipment failure, contaminated materials, COVID-19 pandemic impacts or process deviations, which could adversely impact manufacturing yields or delay product shipments. As a result, we could incur additional costs that would adversely affect our gross profit, and system shipments to our customers could be delayed beyond the schedules requested, which would negatively affect our revenue, competitive position and reputation.

Additionally, assembly yields depend on a number of factors, including the stability of the system design and the quality and consistency of component parts. Capacity constraints, raw materials shortages, logistics issues, labor shortages and changes in customer requirements, assembly facilities or processes have historically caused, and may in the future cause, reduced assembly yields, negatively impacting the gross profit on, and our production capacity for, those products. Moreover, an increase in the rejection and rework rate of products during the quality control process before, during or after assembly would result in our experiencing decreased production capacity and lower gross profit. Furthermore, counterfeit parts in our supply chain have been and continue to be a concern, since any counterfeit part can be a lower quality product, which may affect our system reliability.

Component shortages have required us and may continue to require us to incur expedited shipping costs to meet delivery schedules, which impacts our revenue and gross profit.

If our energy storage systems fail to perform as expected, fail to work seamlessly with solar PV systems or fail to meet our customers’ expectations or needs, our reputation could be harmed and our ability to develop, market and sell our products and services could be harmed.

If our energy storage systems were to contain defects in design and assembly that cause them not to perform as expected or that require repair or take longer than expected to become enabled or are legally restricted, our ability to market and sell our products and services could be harmed. While we intend to perform internal testing on the systems we assemble, as a start-up company, we currently have no reliable frame of reference by which to evaluate detailed long-term quality, reliability, durability and performance characteristics of our battery packs, inverters and energy storage systems. There can be no assurance that we will be able to detect and fix any defects in our systems prior to their sale to or installation for consumers. Any product defects, delays or legal restrictions on system features, or other failure of our systems to perform as expected, could harm our reputation and result in delivery delays, system recalls, system liability claims and significant warranty and other expenses and could have a material adverse impact on our business, financial condition, operating results and prospects.

While we believe that lithium iron phosphate batteries are safer than alternatives as they do not, in general, ignite or explode, there are risks associated with lithium iron phosphate batteries. On extremely rare occasions, if the structural integrity of the battery is compromised, or if the battery is damaged, fire or explosion can result. That type of adverse event could subject us to lawsuits, product recalls or redesign efforts, any of which would be time consuming and expensive. Also, negative public perceptions regarding the suitability of lithium iron phosphate batteries for energy applications or any future incident involving lithium iron phosphate batteries, such as a plant, vehicle or other fire, even if such incident does not involve hardware provided by us, could adversely affect our business and reputation.

Our energy storage systems may also generate less value for users than expected. These risks include a failure or wearing out of hardware; an inability to find suitable replacement equipment or parts; less than expected supply of electricity; and faster than expected diminishment of such electricity supply. Any extended interruption or failure of our systems for any reason to generate the expected amount of cost savings could adversely affect our business, financial condition and results of operations. In addition, there has been in the past, and may be in the future, an adverse impact on our customers’ willingness to continue to procure additional hardware and software-enabled services from us if any of our customer’s projects incur operational issues that indicate expected future energy cost reductions from the system are less than the system’s cost. Any such outcome could adversely affect our operating results or ability to continue to grow our sales volume or to increase sales to existing customers or new customers.

Our energy storage systems are designed to provide users with an integrated, easy-to-use experience. To accomplish this, we have developed proprietary software that is designed to work seamlessly with solar, the grid and home energy management systems. This software, which is accessible through desktop, tablet and mobile apps, enables active monitoring of energy utilization and dynamic response to grid pricing to permit users to avoid high retail electricity pricing associated with time of use rates. The app provides the user with multiple modes of operation. Our software also includes open Automated Demand Response, which allows the energy storage systems to participate in energy markets and to secure the revenue from such market participation. However, if our software fails to work seamlessly with our energy storage systems, does not provide the ease of use that we intend or does not allow homeowners to secure revenue from participation in energy markets, our sales, operations and financial results could be adversely affected.

If we fail to manage our growth effectively, we may not be able to develop, market and sell our hardware and software-enabled services successfully.

We have recently experienced rapid growth and expansion of our operations, and we intend to expand our operations significantly. This growth has placed, and any future growth may place, a significant strain on our management and on our operational and financial infrastructure. In particular, we will be required to expand, train and manage our growing employee based and scale and otherwise improve our IT infrastructure in tandem with that headcount growth. Our management will also be required to maintain and expand our relationships with customers, suppliers, channel partners and other third parties and attract new customers and suppliers, as well as manage multiple geographic locations. Our current and planned operations, personnel, IT and other systems and procedures might be inadequate to support our future growth and may require us to make additional unanticipated investment in our infrastructure. Due to our limited financial resources and our limited experience in managing a larger public company, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. Our planned growth and any potential increase in the number of our strategic relationships or physical expansion of our operations may lead to significant costs and may and place additional strain on our managerial, operational and financial resources and systems. Our success and ability to further scale our business will depend, in part, on our ability to manage these changes in a cost-effective and efficient manner. This may be particularly complicated by factors such as:

•	our limited operating history at current scale;

•	our historical and anticipated near-term lack of profitability;

•	prices for electricity in particular markets;

•	competition from alternate sources of energy;

•	the size of our expansion plans in comparison to our existing capital base and the scope and history of operations; and

•	the availability and amount of incentives, credits, subsidies or other programs to promote installation of energy storage systems.

Several of these factors are largely outside our control. Any failure to manage our growth effectively could delay the execution of our development and strategic objectives, disrupt our operations and materially and adversely affect our business, financial condition and operating results.

Our growth depends in part on the success of our relationships with third parties.

We rely on third parties to install our energy storage systems. We currently work with a limited number of such third parties, which has impacted and may continue to impact our ability to facilitate installations as planned. The timeliness, thoroughness and quality of the installation-related services performed by third parties may not meet our expectations or standards and in the future may not meet our expectations and standards and it may be difficult to find third parties that meet our standards at a competitive cost.

In addition, a key component of our growth strategy is to develop or expand our relationships with third parties while retaining existing partners. For example, we are investing resources in establishing strategic partnerships, including with large renewable project developers, to generate new customers. Negotiating relationships with our partners, investing in due diligence efforts with potential partners, training such third parties and monitoring them for compliance with our standards require significant time and resources and may present risks and challenges. These programs may not roll out as quickly as planned or produce the results we anticipated. If we are unsuccessful in establishing or maintaining our relationships with these third parties, our ability to grow our business and address our market opportunity could be impaired. Even if we are able to establish and maintain these relationships, we may not be able to execute on our goal of leveraging these relationships to meaningfully expand our business, brand recognition and customer base. Failure to do so would limit our growth potential and our opportunities to generate significant additional revenue or cash flows.

In addition, we offer technical support services with our hardware and software-enabled services. Homeowners depend on these technical support services to resolve any technical issues relating to our hardware and software-enabled services. We also may be unable to modify the format of our support services to compete with changes in support services provided by competitors. It is difficult to predict demand for technical support services and, if demand increases significantly, we may be unable to provide satisfactory support services to our customers. Any failure to meet such guarantees or to maintain high-quality and highly-responsive technical support, or a market perception that we do not maintain high-quality and highly-responsive support, could adversely affect our reputation, our ability to sell our products to existing and prospective customers, and our business, financial condition, and results of operations.

We rely primarily on providers of solar financing, installers and distributors, as well as on partners in our sustainable community networks program, to assist in selling our systems to homeowners, and our objective is to develop partnerships with municipalities, community choice aggregators and sustainable solutions developers. If we fail to develop those partnerships, or if these third parties fail to perform at the expected level, or at all, our business and financial results would suffer.

We sell our energy storage systems primarily through direct sales to solar equipment installers and developers of third-party solar finance offerings as well as through distributors. We also rely on municipalities with which we partner in our sustainable community networks program to assist in the sales of our energy storage systems. Our business plan involves developing partnerships with municipalities (such as through our sustainable community networks program), community choice aggregators and sustainable solutions developers. Through these partnerships, we can market our energy storage systems to dense geographic groups of homeowners, which facilitates our ability to develop Virtual Power Plants. Developing partnerships with municipalities, community choice aggregators and sustainable solutions developers is a large part of our long-term strategic plan. If we fail to develop those partnerships, our business and financial results would suffer. We generally do not have exclusive arrangements with these third parties. As a result, many of our customers also may use or market and sell products from our competitors, which may reduce our sales. Our partners may generally terminate their relationships with us at any time, or with short notice. Our partners and distributors may fail to devote resources necessary to sell our products at the prices, in the volumes and within the time frames that we expect, or may focus their marketing and sales efforts on products of our competitors. Participants in the solar industry are becoming increasingly focused on vertical integration of the solar financing and installation process, which may lead to an overall reduction in the number of potential parties who may purchase and install our energy storage systems.

In addition, while we provide our distributors and installers with training and other programs, including accreditations and certifications, these programs may not be effective or utilized consistently. Moreover, new partners may require extensive training and may take significant time and resources to achieve productivity. Our partners may subject us to lawsuits, potential liability and reputational harm if, for example, any of our partners misrepresent the functionality of our platform or systems to homeowners, fail to perform services to the homeowners’ expectations or violate laws or our policies. In addition, our partners may utilize our platform to develop products and services that could potentially compete with systems and services that we offer currently or in the future.

Concerns over competitive matters or intellectual property ownership could constrain the growth and development of these partnerships or result in the termination of one or more partnerships. If we fail to effectively manage and grow our network of partners, or properly monitor the quality and efficacy of their service delivery, our ability to sell our systems and efficiently provide our services may be impacted, and our operating results may be harmed.

Our future performance depends on our ability to effectively manage our relationships with our existing partners, as well as to attract additional partners that will be able to market and support our products effectively, especially in markets in which we have not previously distributed our products. Termination of agreements with current partners, failure by partners to perform as expected or failure by us to cultivate new partner relationships could hinder our ability to expand our operations and harm our revenue and operating results.

Our hardware and software-enabled services involve a lengthy sales cycle, and if we fail to close sales on a regular and timely basis it could adversely affect our business, financial condition and results of operations.

Our sales cycle is typically nine (9) to eighteen (18) months for our hardware and software-enabled services, but can vary considerably. Because we expect that a large portion of our sales will be through our sustainable community networks program and other distributors and intermediaries, we must first reach agreements with those entities. In the case of our sustainable community networks program, we must also reach agreements with project finance firms. In addition, in order to reach an agreement with an individual homeowner regarding sale or installation of an energy storage system, we must typically provide a significant level of education to that homeowner regarding the use and benefits of that system, including our hardware and software-enabled services. This lengthy sales and installation cycle is subject to a number of significant risks over which we have little or no control. Because of both the long sales and installation cycles, we may expend significant resources without having certainty of reaching an agreement with a potential partner generating a sale.

These lengthy sales and installation cycles increase the risk that homeowners may fail to satisfy their payment obligations, cancel orders before the completion of the transaction or delay the planned date for installation. Cancellation rates may be impacted by factors outside of our control, including an inability to install an energy storage system at the chosen location because of permitting or other regulatory issues, unanticipated changes in the cost or availability of alternative sources of electricity available to the homeowner or other reasons unique to each homeowner. Our operating expenses are based on anticipated partnerships and the resulting sales and installation levels, and many of our expenses are fixed. If we are unsuccessful in establishing partnerships closing sales or installation agreements and Power Purchase Agreements after expending significant resources or if we experience delays or cancellations, our business, financial condition and results of operations could be adversely affected.

As part of our sustainable community networks program, homeowners enter into long-term Power Purchase Agreements (“PPAs”). We receive revenue from PPAs during the term of the agreement. If homeowners default on their PPAs, our business and financial results could be adversely affected.

Homeowners who participate in our sustainable community networks program through a participating municipality acquire our energy management system with no upfront cost to them. Instead, funding for installations as part of a sustainable community networks program is obtained through project finance companies that can utilize certain incentives and tax credits to achieve their desired risk-adjusted returns.

In exchange for agreeing to install energy storage systems in their residence, homeowners who participate in a sustainable community networks program will enter into long-term PPAs with us. A PPA establishes a price for that homeowner’s electricity that is designed to be below the existing electricity rate from the grid provider and that is designed to increase annually at a fixed rate, not a variable rate.

We act as the developer for sustainable community networks projects, and we retain the rights to use energy storage systems within the project for demand response at the grid provider’s request. We also receive recurring revenue from the associated PPA with each homeowner. However, if homeowners default on their PPAs, we might not receive that recurring revenue. In addition, if homeowners reduce their electricity usage below anticipated levels, we would not receive the same amount of revenue in connection with that sustainable community networks project as we had anticipated. In either case, our business and financial results could be adversely affected.

A significant portion of our purchased components are sourced in a small number of foreign countries, exposing us to additional risks that might not exist if our suppliers were more geographically diversified or were located in the United States. The interruption of the flow of components and materials from international vendors could disrupt our supply chain, including as a result of the imposition of additional duties, tariffs and other charges on imports and exports.

We purchase our components and materials outside of the United States through arrangements with various vendors, and we have could experience delays in obtaining these components and materials as a result of the recent COVID-19 pandemic or for other reasons. Political, social or economic instability in these regions, or in other regions where our products are made, could cause future disruptions in trade. Actions in various countries have created uncertainty with respect to tariff impacts on the costs of some of our components and materials. The degree of our exposure is dependent on (among other things) the type of components or materials, rates imposed and timing of the tariffs. Other events that could also cause disruptions to our supply chain include:

•	the imposition of additional trade law provisions or regulations;

•	the imposition of additional duties, tariffs and other charges on imports and exports;

•	quotas imposed by bilateral trade agreements;

•	foreign currency fluctuations;

•	logistics and shipping constraints;

•	natural disasters;

•	public health issues and epidemic diseases, their effects (including any disruptions they may cause) or the perception of their effects;

•	theft;

•	restrictions on the transfer of funds;

•	the financial instability or bankruptcy of vendors; and

•	significant labor disputes, such as dock strikes.

In particular, if the U.S. dollar were to depreciate significantly against the currencies in which we purchase components from foreign suppliers, our cost of goods sold could increase materially, which would adversely affect our results of operations. In addition, we are experiencing higher logistics costs due to the current challenging supply chain environment. We cannot predict whether the countries in which our components and materials are sourced, or may be sourced in the future, will be subject to new or additional trade restrictions imposed by the United States or other foreign governments, including the likelihood, type or effect of any such restrictions. Trade restrictions, including new or increased tariffs or quotas, border taxes, embargoes, safeguards and customs restrictions against certain components and materials, as well as labor strikes and work stoppages or boycotts, could increase the cost or reduce or delay the supply of components and materials available to us and adversely affect our business, financial condition or results of operations.

Because many of our key suppliers are located in China, we are exposed to particular risks relating to the possibility of product supply disruption and increased costs in the event of changes in the policies, laws, rules and regulations of the United States or Chinese governments, as well as political unrest or unstable economic conditions in China. For example, trade tensions between the United States and China have been escalating in recent years. Most notably, several rounds of U.S. tariffs have been placed on Chinese goods being exported to the United States. Each of these U.S. tariff impositions against Chinese exports was followed by a round of retaliatory Chinese tariffs on U.S. exports to China. The components of our energy storage systems that we purchase from China have been, and may in the future be, subject to these tariffs, which could increase our supply costs and could make our products, if successfully developed and approved, less competitive than those of our competitors whose inputs are not subject to these tariffs.

We primarily rely on Google Cloud Platform (“GCP”) to deliver our services to users on our back office platform, and any disruption of or interference with our use of GCP could adversely affect our business, financial condition and results of operations.

We currently host our back office platform and support our energy storage network operations on one or more datacenters provided by GCP, a third-party provider of cloud infrastructure services. We do not have control over the operations of the facilities of GCP that we use. GCP’s facilities are vulnerable to damage or interruption from natural disasters, cybersecurity attacks, terrorist attacks, power outages and similar events or acts of misconduct. Our back office platform’s continuing and uninterrupted performance is critical to our success. We have experienced, and expect that in the future we will experience, interruptions, delays, and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints. In addition, any changes in GCP’s service levels may adversely affect our ability to meet the requirements of users on our back office platform. Since our back office platform’s continuing and uninterrupted performance is critical to our success, sustained or repeated system failures would reduce the attractiveness of our hardware and software-enabled services to customers and homeowners. It may become increasingly difficult to maintain and improve our performance, as we expand and our energy storage network grows, increasing customer and homeowner reliance on the back office platform. Any negative publicity arising from any disruptions to GCP’s facilities, and as a result, our back office platform could adversely affect our reputation and brand and may adversely affect the usage of our hardware and software-enabled services. Any of the above circumstances or events may adversely affect our reputation and brand, reduce the availability or usage of our hardware and software- enabled services, lead to a significant short-term loss of revenue, increase our costs and impair our ability to attract new users, any of which could adversely affect our business, financial condition and results of operations. Our commercial agreement with GCP will remain in effect until terminated by GCP or us. GCP may terminate the agreement for convenience by providing us at least thirty (30) days’ advance notice. GCP may also terminate the agreement for cause upon a material breach of the agreement, subject to GCP providing prior written notice and a 30-day cure period, and may in some cases terminate the agreement immediately for cause upon written notice. In the event that our agreement with GCP is terminated, we may experience significant costs or downtime in connection with the transfer to a new cloud infrastructure service provider.

Severe weather events, including the effects of climate change, are inherently unpredictable and may have a material adverse effect on our financial results and financial condition.

Our business, including our customers and suppliers, may be exposed to severe weather events and natural disasters, such as tornadoes, tsunamis, tropical storms (including hurricanes), earthquakes, windstorms, hailstorms, severe thunderstorms, wildfires and other fires, which could cause operating results to vary significantly from one period to the next. We may incur losses in our business in excess of: (1) those experienced in prior years, (2) the average expected level used in pricing or (3) current insurance coverage limits. The incidence and severity of severe weather conditions and other natural disasters are inherently unpredictable. Climate change may affect the occurrence of certain natural events, such as an increase in the frequency or severity of wind and thunderstorm events, and tornado or hailstorm events due to increased convection in the atmosphere; more frequent wildfires and subsequent landslides in certain geographies; higher incidence of deluge flooding; and the potential for an increase in severity of the hurricane events due to higher sea surface temperatures. Additionally, climate change may adversely impact the demand, price and availability of insurance. Due to significant variability associated with future changing climate conditions, we are unable to predict the impact climate change will have on our business.

Risks Related to Electriq’s Products and Software-Enabled Services

Our systems and technology could have undetected defects, errors or bugs in hardware or software which could reduce market adoption, damage our reputation with current or prospective customers and/or expose us to product liability and other claims that could materially and adversely affect our business.

We may be subject to claims that our hardware and software-enabled services have malfunctioned, and persons were injured or purported to be injured. Any insurance that we carry may not be sufficient or it may not apply to all situations. Similarly, to the extent that such malfunctions are related to components obtained from third party vendors, such vendors may not assume responsibility for such malfunctions. In addition, our customers could be subjected to claims as a result of such incidents and may bring legal claims against us to attempt to hold us liable. Any of these events could adversely affect our brand, relationships with customers, operating results or financial condition.

Furthermore, our system and technology platform are complex and developed by employees with various components of hardware and software sourced from third parties. Our system and software could contain undetected defects or errors, and our installation and construction work may contain workmanship errors. We are continuing to evolve the features and functionality of our products and technology platform through updates and enhancements, and as we do, we may introduce additional defects or errors that may not be detected until after deployment to customers through our hardware. In addition, if our hardware and software-enabled services, including any updates or patches, are not implemented or used correctly or as intended, inadequate performance, data breaches and disruptions in service may result. Our risks in this area are particularly pronounced given that we have only recently begun to deliver energy storage systems.

Any defects or errors in system or services offerings, or the perception of such defects or errors, or other performance problems could result in any of the following, each of which could adversely affect our business, financial condition, and results of operations:

•	expenditure of significant financial and system development resources, including recalls, in efforts to analyze, correct, eliminate or work around errors or defects;

•	loss of existing or potential customers or partners;

•	interruptions or delays in sales;

•	delayed or lost revenue;

•	delay or failure to attain market acceptance;

•	delay in the development or release of new functionality or improvements;

•	negative publicity and reputational harm;

•	sales credits or refunds;

•	security vulnerabilities, data breaches and exposure of confidential or proprietary information;

•	diversion of development and customer service resources;

•	breach of warranty claims;

•	legal claims under applicable laws, rules and regulations; and

•	the expense and risk of litigation.

Although we have contractual protections, such as warranty disclaimers and limitation of liability provisions, in many of our agreements with customers, resellers and other business partners, such protections may not be uniformly implemented in all contracts and, where implemented, may not fully or effectively protect from claims by customers, resellers, business partners or other third parties. Any insurance coverage or indemnification obligations of suppliers may not adequately cover all such claims or may cover only a portion of such claims. A successful product liability, system warranty or other similar claim could have an adverse effect on our business, liquidity, financial condition and operating results. In addition, even claims that ultimately are unsuccessful could result in expenditure of funds in litigation, divert management’s time and other resources and cause reputational harm. The occurrence of any of these events could have material adverse effect on our brand, business, prospects and operating results.

Our PowerPod 2 energy storage system is designed to be modular and easy to install. If installers find that installation is more difficult than they expected, our business could be harmed.

Our PowerPod 2 energy storage system, which stores energy from solar PV systems or from the electrical grid, is designed to be modular, with each component installed separately, so that a homeowner can adjust the size of their energy storage system to fit the size of their home and their individualized need. The PowerPod 2 energy storage system is also designed for easy installation of the modular components; the hardware can be installed by a single installer, and installers have access to a software application that guides them step by step through the installation process. However, if installers find that the installation process is more difficult or more time-consuming than they expected, our business could be harmed.

Compromises, interruptions or shutdowns of our systems, including those managed by third parties, whether intentional or inadvertent, could lead to delays in our business operations and, if significant or extreme, affect our results of operations.

From time to time, our systems require modifications and updates, including by adding new hardware, software and applications; maintaining, updating or replacing legacy programs; and integrating new service providers and adding enhanced or new functionality. Although we are actively selecting systems and vendors and implementing procedures to enable us to maintain the integrity of our systems when we modify them, there are inherent risks associated with modifying or replacing systems, and with new or changed relationships, including accurately capturing and maintaining data, realizing the expected benefit of the change and managing the potential disruption of the operation of the systems as the changes are implemented. Potential issues associated with implementation of these technology initiatives could reduce the efficiency of our operations in the short term. The efficient operation and successful growth of our business depends upon our information technology systems. The failure of our information technology systems and the third-party systems we rely on to perform as designed, or our failure to implement and operate them effectively, could disrupt our business or subject us to liability and thereby have a material adverse effect on our business, financial condition, operations and prospects.

Potential tariffs or a global trade war could increase the cost of our products.

The imposition of tariffs on goods from foreign countries could increase the cost of acquisition of our products. In 2019, the Trump Administration announced tariffs on goods imported from China in connection with China’s intellectual property practices. Our products depend on materials from China, namely inverters and batteries, which are the main components of our products. Currently and in the past, the tariff rate for our imports has generally been 10.9%. To date, the Biden Administration has made no significant changes to these Chinese tariffs. We cannot predict what actions may ultimately be taken with respect to tariffs or trade relations between the United States and China, now or in the future. Tariffs, the adoption and expansion of trade restrictions, the occurrence of a trade war or other governmental action related to tariffs, trade agreements or related policies have the potential to adversely impact our supply chain and access to equipment, our costs and our product margins. Any such cost increases or decreases in availability could slow our growth and cause our financial results and operational metrics to suffer.

Increases in costs, disruption of supply or shortage of materials, in particular for inverters and lithium iron phosphate batteries, could harm our business.

The manufacturing and packaging processes used by our battery suppliers depend on raw materials such as lithium, copper, aluminum, graphite, silicon and petroleum-based products. The prices for these materials fluctuate, and their available supply may be unstable, depending on market conditions and global demand for these materials, including as a result of increased production of energy storage systems by our competitors, and could adversely affect our business and operating results. For instance, we are exposed to multiple risks relating to the supply of inverters and lithium iron phosphate batteries. These risks include:

•	an increase in the cost, or decrease in the available supply, of materials used;

•	disruption in the supply of cells due to quality issues or recalls by manufacturers;

•	tariffs on the products we source from foreign countries, including China, which make up a significant amount of the materials we require; and

•	fluctuations in the value of foreign currencies against the U.S. dollar, to the extent that our purchases for components for our energy storage systems may be denominated in such foreign currencies.

Our business is dependent on the continued supply of inverters and lithium iron phosphate batteries used in our energy storage systems. Any disruption in the supply of inverters or batteries could disrupt production of our energy storage systems. Our contracts are currently denominated in U.S. dollars but might in the future be denominated in one or more foreign currencies. Substantial increases in the prices for our materials or prices charged to us would increase our operating costs, and could reduce our margins if we cannot recoup the increased costs through increased prices. Any attempts to increase prices in response to increased material costs could result in cancellations of orders for our energy storage systems and therefore materially and adversely affect our reputation, business, prospects and operating results.

In addition, from time to time, our suppliers may need to reject raw materials that do not meet our specifications, resulting in potential delays or declines in output. Furthermore, problems with raw materials may give rise to compatibility or performance issues in our products, which could lead to an increase in system warranty claims. Errors or defects may arise from raw materials supplied by third parties that are beyond our detection or control, which could lead to additional system warranty claims that may adversely affect our business and results of operations.

We may be unable to meet our energy storage system assembly plans and delivery plans, which could harm our business and prospects.

Our plans call for achieving and sustaining significant increases in energy storage systems assembly and deliveries. Our ability to achieve these plans will depend upon a number of factors, including our ability to utilize installed assembly capacity, achieve the planned assembly yield and further increase capacity as planned while maintaining our desired quality levels and optimize design and assembly changes, and our suppliers’ ability to support our needs. If we are unable to realize our plans, our brand, business, prospects, financial condition and operating results could be materially damaged.

The ongoing COVID-19 pandemic has impacted and may continue to adversely affect our supply chain, demand for our products, our operations and our business.

Our business could be adversely impacted by the effects of a widespread outbreak of contagious disease, including the outbreak of respiratory illness caused by the COVID-19 pandemic. Any widespread outbreak of contagious diseases, and other adverse public health developments, could cause disruption to, among other things, our operations, installation of our energy storage systems and our suppliers and vendors and have a material and adverse effect on our business operations. Our operations, our assembly and system testing facilities, installation of our energy storage systems and our suppliers and vendors could be disrupted by worker absenteeism, quarantines, shortage of the COVID-19 pandemic test kits and personal protection equipment for employees, office and factory closures, disruptions to ports and other shipping infrastructure or other travel or health-related restrictions. If our operations, our assembly or system testing facilities, installation of our energy storage systems and/or our suppliers or vendors are so affected, our supply chain, manufacturing and product shipments and installation of our energy storage systems will be delayed, which could adversely affect our business, operations and customer relationships. For example, our suppliers and vendors in Asia have been affected by business closures and disruptions to ports and other shipping infrastructure. In addition, the macroeconomic effects of the COVID-19 pandemic in the United States and other markets has resulted in a widespread health crisis that has adversely affected the economies and financial markets of many countries, resulting in an economic downturn that could affect demand for our products and impact our operating results.

Given the ongoing and dynamic nature of the circumstances, it is difficult to predict the full impact of the COVID-19 pandemic on our business. The extent of such impact will depend on future developments, which are highly uncertain, including how the COVID-19 pandemic evolves and the extent to which the COVID-19 pandemic can be controlled and abated. Further, while jurisdictions in which we operate have gradually allowed the reopening of businesses and other organizations and removed the sheltering restrictions, it is premature to assess whether doing so will result in a meaningful increase in economic activity and the impact of such actions on further the COVID-19 pandemic cases.

We are monitoring the recent global health emergency driven by the potential impact of the COVID-19 pandemic, along with global supply and demand dynamics. The extent to which these events may impact our business will depend on future developments, which are highly uncertain and cannot be predicted at this time.

We have encountered and could encounter in the future project delays due to impacts on suppliers, customers or others. Management will continue to monitor the impact of the global situation on its financial condition, liquidity, operations, suppliers, industry and workforce. To the extent the COVID-19 pandemic adversely affects our financial condition, operating results and cash flows, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our high level of indebtedness, our need to generate sufficient cash flows to service our indebtedness and our ability to comply with the covenants contained in the agreements that govern our indebtedness.

Our customer relationships, business, financial results and reputation may be adversely impacted due to events and incidents relating to storage, delivery, installation, operation and maintenance of our energy storage systems.

Our customer relationships, business, financial results and reputation may be adversely impacted due to events and incidents relating to storage, delivery, installation, operation and maintenance of our energy storage systems, including events and incidents outside of our control. We are subject to various risks as a result of the size, weight and sophisticated nature of our energy storage systems, including exposure to production, delivery, supply chain, inventory, installation and maintenance issues. Such issues may result in financial losses, including losses resulting from our failure to deliver or install our energy storage systems on a contractually agreed timeframe, or losses resulting from agreed warranty or indemnity terms. Furthermore, issues and incidents involving our customers or their facilities at which our energy storage systems are located, whether or not attributable to our energy storage systems, may have an adverse effect on our reputation and customer relationships. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

If our estimates of useful life for our energy storage systems and related hardware and software-enabled services are inaccurate or if our component suppliers do not meet service and performance warranties and guarantees, our business and financial results could be adversely affected.

We sell hardware and software-enabled services to our customers. Our software-enabled services are essential to the operation of these hardware products. Our pricing of services contracts is based upon the value we expect to deliver to homeowners, including considerations such as the useful life of the energy storage product and prevailing electricity prices. However, our lithium iron phosphate batteries could experience unexpected and premature loss of capacity. While we believe that lithium iron phosphate cells are less susceptible than alternatives to degradation of their useful life, overvoltage can affect a lithium iron phosphate battery’s useful life. The temperature of the surrounding environment can also affect a lithium iron phosphate’s durability and performance. We also provide warranties and guarantees covering the efficiency and performance of certain of our products and digital applications. We do not have a long history with a large number of field deployments, and our estimates of the useful lives of our products may prove to be incorrect. Failure to meet these performance warranties and guarantee levels may require us to refund our service contract payments to the customer. The need to take such actions could have a material adverse effect on our business, financial condition and results of operations. In addition, if the useful life of our products is less than expected, potential customers may decline to buy our product, which would harm our business.

The economic benefit to homeowners of our energy storage systems depends on the cost of electricity available from alternative sources, including local electric utility companies, which cost structure is subject to change. A material reduction in the retail price of electricity charged by electric utilities or other retail electricity providers or a change in utility pricing structures could harm our business, financial condition and results of operations.

The economic benefit of our energy storage systems to homeowners includes, among other things, the benefit of reducing such homeowner’s payments to the local electric utility company. The rates at which electricity is available from a homeowner’s local electric utility company is subject to change and any changes in such rates may affect the relative benefits of our energy storage systems. Further, the local electric utility may impose “departing load,” “standby” or other charges on our customers, the amounts of which are outside of our control and which may have a material impact on the economic benefit of our solar and energy storage systems to homeowners. Changes in the rates offered by local electric utilities and/or in the applicability or amounts of charges and other fees imposed by such utilities on homeowners acquiring our energy storage systems could adversely affect the demand for and energy storage systems.

Decreases in the retail price of electricity from electric utilities or from other retail electric providers, including other renewable energy sources such as larger-scale solar energy systems, could make our offerings less economically attractive. The price of electricity from utilities could decrease as a result of:

•	the construction of a significant number of new power generation plants, whether generated by natural gas, nuclear power, coal or renewable energy;

•	the construction of additional electric transmission and distribution lines;

•

a reduction in the price of natural gas or other natural resources as a result of increased supply due to new drilling techniques or other technological developments, a relaxation of associated regulatory standards or broader economic or policy developments;

•	less demand for electricity due to energy conservation technologies and public initiatives to reduce electricity consumption or to recessionary economic conditions; and

•	development of competing energy technologies that provide less expensive energy.

Our systems are often installed in conjunction with solar energy systems, and the electricity generated by such solar energy systems is stored in our energy storage systems. A reduction in electric utilities’ rates or changes to peak hour pricing policies or rate design (such as the adoption of a fixed or flat rate) could make our energy storage systems less competitive with the price of electricity from the electrical grid. Moreover, if the cost of energy available from electric utilities or other providers were to decrease relative to solar energy generated from residential solar energy systems or if similar events impacting the economics of our offerings were to occur, we might have difficulty attracting new customers or existing customers might default or seek to terminate, cancel or otherwise avoid their agreements with us. For example, large utilities in California have started transitioning customers to time-of-use rates and also have adopted a shift in the peak period for time-of-use rates to later in the day. Unless grandfathered under a different rate, homeowners with solar energy systems are required to take service under time-of-use rates with the later peak period. Any changes to utility rates that would make solar energy systems less competitive could also make our offerings less competitive.

Improvements in the electrical grid that reduce the frequency or risk of service outages could reduce the demand for our energy storage systems.

One of the benefits of our energy storage systems is the ability for a homeowner to obtain electrical power when service through the electrical grid is unavailable, either as a result of a grid malfunction or service outage or after a natural disaster, such as a hurricane or an earthquake. Part of the demand for our product is based on the weaknesses of a strained electrical grid. Electrical utilities are constantly seeking to upgrade or harden the electrical grid, such as by strengthening or burying power distribution lines, in order to reduce service outages that result from malfunctions and to ensure the continued availability of electrical service through the grid in the event of adverse events. Improvements in the reliability of the electrical grid could reduce the demand for our energy storage systems, and thus could have a material adverse effect on our business, financial condition and results of operations.

The execution of our growth strategy is dependent upon the continued availability of third party financing arrangements for some of our projects, which is affected by general economic conditions and other factors. We expect to rely on project finance capital to fund the purchase and installation of our solar and energy storage systems in the sustainable community networks market, and that funding may be unavailable or expensive.

Our growth strategy depends on third party financing arrangements. We expect to rely on project finance capital to fund the purchase and installation of our solar and energy storage systems in the sustainable community networks market. Our failure to obtain funding commitments in an amount needed to fund projected volume, or failure to identify new capital providers or to renew existing providers on favorable economic terms, could have a material adverse impact on our business, results of operations, cash flows and financial condition. Many homeowners depend on financing to fund the initial capital expenditure required to purchase our products and services. As a result, an increase in interest rates or a reduction in the supply of project debt or tax equity financing could reduce the number of customer projects that receive financing or otherwise make it difficult for our customers or homeowners to secure the financing necessary to construct a renewable energy system on favorable terms or at all, and thus lower demand for our products, which could limit our growth or reduce our net sales.

Global economic conditions, including conditions that may make it more difficult or expensive for us to access credit and liquidity, could materially and adversely affect our business and financial results. Credit markets are unpredictable and, if they become more challenging, we may be unable to obtain project financing for our systems, homeowners may be unable or unwilling to finance the cost of our systems, we may have difficulties in reaching agreements with financiers to finance the installation of our products or the parties that have historically provided this financing may cease to do so, or only do so on terms that are substantially less favorable for us or homeowners, any of which could materially and adversely affect our revenue and growth in our business.

The availability of financing depends on many factors, including market conditions, tax rates, the demand for and supply of solar projects and resulting risks of refinancing or disposing of such projects. It also depends in part on government incentives, such as tax incentives and tax credits that may be available to project finance companies. An increase in interest rates could lower an investor’s return on investment, make securing the financing necessary to install an energy storage system more difficult, increase equity requirements or make alternative investments more attractive relative to our products and services and, in each case, could cause homeowners to seek alternative investments. The lack of project financing, due to tighter credit markets or other reasons, could delay the installation of our systems, thus reducing our revenues from the sale of such systems, and that funding may be unavailable or expensive.

To date, we do not believe that increases in interest rates have had a material effect on our business, and we do not believe that we have experienced lower demand for our products due to the inability of customers to receive financing to purchase our products as a result of increased interest rates. However, rising interest rates may have a greater impact on our business and our operations in the future. In particular, our planned expansion into programmatic agreements with renewable project developers or homebuilders focused on deploying energy storage systems in geographic concentrations could be materially impacted by rising interest rates, because these projects are focused on installations at affordable price points and rising interest rates could reduce the affordability of installation of our products. Our planned expansion in sustainable community networks could also be harmed by rising interest rates, because those projects depend on partnership with renewable project finance companies, and those project finance companies may not be able to achieve their desired return in an environment of rising interest rates.

There can be no assurance that we will be able to continue to successfully access capital in a manner that supports the growth of our business. Certain sources of capital may not be available in the future and competition for any available funding may increase. If project finance companies do not continue to receive incentives and tax credits, they may not able to achieve the desired risk-adjusted returns, and they may be unwilling to provide financing for our installations. We cannot be sure that we will be able to maintain necessary levels of funding without incurring high funding costs, unfavorable changes in the terms of funding instruments or the liquidation of certain assets. If we are unable to arrange new or alternative methods of financing on favorable terms, our business, liquidity, financial condition, results of operations and prospects could be materially and adversely affected.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition and results of operations may be materially and adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. In late February 2022, Russian military forces launched significant military action against Ukraine. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine has already led and could lead to further market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. While we have not experienced significant impact from the military conflict in Ukraine, our operations would be vulnerable to potential interruptions in the supply of key raw materials and certain components and materials outside of the United States, such as lithium, copper, aluminum, graphite, silicon and petroleum-based products and other components of our battery cells. Any interruption to battery cells supply could significantly impact our ability to deliver our energy storage systems. We are continuing to monitor the situation in Ukraine and globally and to assess its potential impact on our business.

In connection with Russia’s regional conflicts, various countries, including the United States, Canada, the United Kingdom, Germany and France, as well as the European Union, issued broad-ranging economic sanctions against Russia. The sanctions consist of the prohibition of trading in certain Russian securities and engaging in certain private transactions, the prohibition of doing business with certain Russian corporate entities, large financial institutions, officials and persons, and the freezing of Russian assets. The sanctions include a possible commitment by certain countries and the European Union to remove selected Russian banks from the Society for Worldwide Interbank Financial Telecommunications, commonly called “SWIFT,” the electronic network that connects banks globally, and imposed restrictive measures to prevent the Russian Central Bank from undermining the impact of the sanctions. A number of large corporations and U.S. states have also announced plans to curtail business dealings with certain Russian businesses. Any disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial condition, liquidity and business outlook or business.

Any of the above-mentioned factors could affect demand for our energy storage products or make it more difficult for us to obtain additional funds, which would affect our business, prospects, financial condition and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in the registration statement of which this joint proxy statement/consent solicitation statement/prospectus is a part.

Market conditions, economic uncertainty, an economic downturn or a recession could reduce demand for our products and materially harm our business.

Demand for our systems and services depends, to a significant degree, on general political, social and economic conditions in our markets. In recent years, the United States and other markets have experienced cyclical or episodic downturns, and worldwide economic conditions remain uncertain. A recession, worsening economic and market conditions, downside shocks or a return to recessionary economic conditions could serve to reduce demand for our systems and services and adversely affect our operating results. In addition, an economic downturn could impact the valuation and collectability of certain long-term receivables held by us. We cannot predict the timing, strength or duration of any future economic slowdown or any subsequent recovery. As a result, if the conditions in the general economy and the markets in which we operate worsen from present levels or if an economic downturn or a recession in the United States or globally were to occur, our business, our operations and our efforts to achieve and maintain profitability could be adversely affected.

The growth and profitability of our business is dependent upon the continued decline in the cost of components for our energy storage system.

The growth and profitability of our business is dependent upon the continued decline in the cost of components for our energy storage system. Over the last decade the cost of components, such as lithium iron phosphate-based batteries, have declined significantly. This lower cost has been driven by advances in battery technology, maturation of the battery supply chain, the scale of battery production by the leading manufacturers and other factors. The growth of our systems sales and related software-enabled services is dependent upon the continued decrease in the price and efficiency of components from our component suppliers. If for any reason our component suppliers are unable to continue to reduce the price of their components, our business and financial condition will be negatively impacted.

Electriq may not realize the full amount of revenue estimated to be potentially generated over a 30-month period under a project financing agreement entered into with a major U.S. clean-energy company. That failure could adversely affect our business, operations and financial condition.

As part of its sustainable community networks program, Electriq has entered into a project financing agreement with a major U.S. clean-energy company. Electriq has estimated that it could potentially generate more than $300 million in revenue over a 30-month period from project financing related to that agreement. However, under the terms of that agreement, project financing will be provided only after the clean-energy company approves particular project proposals, and the clean-energy company may decline to approve projects in its sole discretion. If Electriq does not propose projects with a sufficient value, or if the clean-energy company declines to approve projects Electriq proposes, there is a risk that we will not generate the full amount of revenue that we estimate to be potentially generated under that financing agreement. If that were to happen, our business, operations and financial condition could be adversely affected.

Risks Related to Regulations, Litigation and Tax Matters

Our system and services are subject to substantial regulations, which are evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and operating results.

As a provider of energy storage systems, we are impacted by federal, state and local regulations and policies concerning electricity pricing, the interconnection of electricity generation and storage equipment with the electric grid, and the sale of electricity generated by third party owned systems. For example, existing or proposed regulations and policies would permit utilities to limit the amount of electricity generated by homeowners with their solar energy systems, adjust electricity rate designs such that the price of our systems may not be competitive with that of electricity from the grid, restrict us, our customers and homeowners qualifying for government incentives and benefits that apply to renewable energy and limit or eliminate net energy metering. If such regulations and policies remain in effect or are adopted in other jurisdictions, or if other regulations and policies that adversely impact the interconnection or use of our energy storage systems are introduced, they could deter homeowners from purchasing our energy storage systems, which could harm our business, prospects, financial condition and results of operations.

We have experienced and may continue to experience exposure to risks associated with construction, utility interconnection, cost overruns and delays, including those related to obtaining government permits and other contingencies that may arise in the course of completing installations.

Although we generally are not regulated as a utility, federal, state and local government statutes and regulations concerning electricity heavily influence the market for our systems and services. These statutes and regulations often relate to electricity pricing, net metering, incentives, taxation and the rules surrounding the interconnection of homeowner-owned electricity generation for specific technologies. In the United States, the federal government and state and local governments frequently modify these statutes and regulations and may change or eliminate incentives for solar PV or energy storage solutions or change established energy storage targets. Governments, often acting through state utility or public service commissions, change and adopt different requirements for utilities and rates for commercial customers on a regular basis. Changes, or in some cases a lack of change, in any of the laws, regulations, ordinances or other rules that apply to customer installations and new technology could make it more costly for our customers to install and operate our energy storage systems on particular sites, and in turn could negatively affect our ability to deliver cost savings to homeowners for the purchase of electricity.

The installation and operation of our energy storage systems at a particular site are also generally subject to oversight and regulation in accordance with national, state and local laws and ordinances relating to building codes, safety, environmental protection and related matters, and typically require obtaining and keeping in good standing various local and other governmental approvals and permits, including potentially environmental approvals and permits, that vary by jurisdiction. In some cases, these approvals and permits require periodic renewal. It is difficult and costly to track the requirements of every individual authority having jurisdiction over energy storage product installations, to design our energy storage systems to comply with these varying standards and for our customers to obtain all applicable approvals and permits. We cannot predict whether or when all permits required for a given customer’s project will be granted or whether the conditions associated with the permits will be achievable. The denial of a permit or utility connection essential to a project or the imposition of impractical conditions would impair our customer’s ability to develop the project and install our products. In addition, we cannot predict whether the permitting process will be lengthened due to complexities and appeals. Delay in the review and permitting process for a project can impair or delay our customers’ abilities to develop that project or increase the cost so substantially that the project is no longer attractive to our customers. Furthermore, unforeseen delays in the review and permitting process could delay the timing of the installation of our energy storage systems and could therefore adversely affect the timing of the recognition of revenue related to system acceptance by our customer, which could adversely affect our operating results in a particular period.

In addition, the successful installation of our energy storage systems is dependent upon the availability of and timely connection to the local electric grid. Our customers may be unable to obtain the required consent and authorization of local utilities to ensure successful interconnection to energy grids. Any delays in our customers’ ability to connect with utilities, delays in the performance of installation-related services or poor performance of installation-related services will have an adverse effect on our results and could impair our ability to achieve or maintain profitability.

The reduction, elimination or expiration of government incentives for solar energy systems, or regulations mandating the use of renewable energy or establishing targets for the use of renewable energy, could reduce demand for energy storage systems and harm our business.

Federal, state, local and foreign government bodies provide incentives to owners, end users, distributors, system integrators and manufacturers of renewable energy products to promote renewable electricity in the form of rebates, tax credits and other financial incentives. These incentives can encourage the installation and use of solar PV systems. Because our energy systems are primarily installed in conjunction with solar PV systems, incentives that apply to the installation and use of solar PV systems can have a positive impact on the sale and implementation of our energy storage systems.

The market for on-grid applications, where solar power is used to supplement a homeowner’s electricity purchased from the utility network or sold to a utility under tariff, depends in part on the availability and size of government mandates and economic incentives because, at present, the cost of solar power generally exceeds retail electric rates in many locations and wholesale peak power rates in some locations, and we believe this tendency will continue in the near term. Incentives and mandates vary by geographic market. The range and duration of these incentives varies widely by jurisdiction. Various government bodies in most of the places where we do business have provided incentives in the form of feed-in tariffs, rebates, and tax credits and or other incentives and mandates, such as renewable portfolio standards and net metering, to end-users, distributors, system integrators, and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. National governments have encouraged the ongoing transition to renewable energy, setting ambitious climate targets and providing incentives for producers of renewable energy and the sale of renewable energy products. The recently enacted Inflation Reduction Act of 2022 establishes targets for the U.S. to reach net-zero emissions by no later than 2050 through a combination of investments in domestic production of solar panels and batteries, extensions and expansions of existing tax credits and provision of capital to innovative green technologies. These various forms of support for solar power are subject to change (as, for example, occurred in 2020 with California’s adoption of building standards requiring the installation of solar systems on new homes, and as are currently proposed by certain jurisdictions with respect to net energy metering programs), and are expected in the longer term to decline. Even changes that may be viewed as positive (such as extensions of U.S. tax credits related to solar power) can have negative effects if they result, for example, in delaying purchases that otherwise might have been made before expiration or scheduled reductions in such credits. Governmental decisions regarding the provision of economic incentives often depend on political and economic factors that we cannot predict and that are beyond our control. These subsidies and incentives may expire on a particular date, end when the allocated funding is exhausted or be reduced or terminated as renewable energy adoption rates increase or as a result of legal challenges, the adoption of new statutes or regulations, or the passage of time. These reductions or terminations may occur without warning. The reduction, modification or elimination of grid access, government mandates, or economic incentives in one or more of our customer markets would materially and adversely affect the growth of such markets or result in increased price competition, either of which could cause our revenue to decline and materially adversely affect our business and financial results.

Negative attitudes toward renewable energy projects from the U.S. government, other lawmakers and regulators, and activists could adversely affect our business, financial condition and results of operations.

Parties with an interest in other energy sources, including lawmakers, regulators, policymakers, environmental and advocacy organizations or other activists may invest significant time and money in efforts to delay, repeal or otherwise negatively influence regulations and programs that promote renewable energy. Many of these parties have substantially greater resources and influence than we have. Further, changes in U.S. federal, state or local political, social or economic conditions, including a lack of legislative focus on these programs and regulations, could result in their modification, delayed adoption or repeal. Any failure to adopt, delay in implementing, expiration, repeal or modification of these programs and regulations, or the adoption of any programs or regulations that encourage the use of other energy sources over renewable energy, could adversely affect our business, financial condition and results of operations.

The installation and operation of our energy storage systems are subject to environmental laws and regulations in various jurisdictions. We may incur obligations, liabilities, or costs under these laws and regulations, which could have an adverse impact on our business, financial condition, and results of operations.

We are subject to national, state and local laws and regulations regarding the protection of the environment, health and safety, as well as environmental laws in those foreign jurisdictions in which we operate or may operate in the future. Environmental laws and regulations can be complex and may change often, and adoption more stringent laws and regulations in the future could require us to incur substantial costs to come into compliance with these laws and regulations. These laws can also give rise to civil or criminal liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines penalties and other costs.

Liability under these laws and regulations can be imposed on a joint and several basis and without regard to fault or the legality of the activities giving rise to the claim. Any of these obligations, liabilities or costs could have an adverse impact on our business, financial condition, and results of operations.

We are committed to compliance with applicable environmental laws and regulations, including health and safety standards, and we continually review the operation of our energy storage systems for health, safety and compliance. Our energy storage systems, like other battery technology-based products of which we are aware, produce small amounts of hazardous wastes and we seek to ensure that they are handled in accordance with applicable regulatory standards. Maintaining compliance with laws and regulations can be challenging given the changing patchwork of environmental laws and regulations that prevail at the U.S. federal, state, regional and local levels and in foreign countries in which we operate. Most existing environmental laws and regulations preceded the introduction of energy storage technology and were adopted to apply to technologies existing at the time, namely large, coal, oil or gas-fired power plants. Currently, there is generally little guidance from these agencies on how certain environmental laws and regulations may, or may not, be applied to our technology.

In many instances, our technology is moving faster than the development of applicable regulatory frameworks. In addition, future developments such as more aggressive enforcement policies or the discovery of presently unknown environmental conditions may require unforeseen expenditures. It is also possible that regulators could delay or prevent us from conducting our business in some way pending agreement on, and compliance with, shifting regulatory requirements. Such actions could delay the sale to and installation by customers of energy storage systems, require their modification or replacement, result in fines or trigger claims of performance warranties and defaults under customer contracts that could require us to refund hardware or service contract payments. Any of these developments could adversely affect our business, financial performance and reputation.

Existing policies and regulations impacting the electric power industry and changes to such policies and regulations may create technical, regulatory and economic barriers which could significantly reduce demand for our energy storage systems.

The market for electricity generation products is heavily influenced by U.S. federal, state, local and foreign government regulations and policies, as well as internal policies and regulations of electric utility providers utilities and organized electric markets with respect to fees, practices and rate design. These regulations and policies often affect electricity pricing and technical interconnection of homeowner-owned electricity generation. These regulations and policies are often modified and could continue to change, and this could result in a significant reduction in demand for our solar power and as a result for our energy storage systems. For example, utility companies commonly charge fees to larger, industrial customers for disconnecting from the electric grid or for having the capacity to use power from the electric grid for back-up purposes. These fees could change, increasing the cost to homeowners of using our energy storage systems and making them less economically attractive. The resulting reductions in demand for renewable energy such as solar energy systems and the consequent decrease in demand for energy storage systems could harm our business, prospects, financial condition and results of operations.

A significant recent development in renewable-energy pricing policies in the U.S. occurred on July 16, 2020, when the Federal Energy Regulatory Commission (“FERC”) issued a final rule amending regulations that implement the Public Utility Regulatory Policies Act (“PURPA”). Among other requirements, PURPA mandates that electric utilities buy the output of certain renewable generators below established capacity thresholds. PURPA also requires that such sales occur at a utility’s “avoided cost” rate. FERC’s PURPA reforms include modifications (1) to how regulators and electric utilities may establish avoided cost rates for new contracts; (2) that reduce from 20 MW to 5 MW the capacity threshold above which a renewable-energy qualifying facility is rebuttably presumed to have nondiscriminatory market access, thereby removing the requirement for utilities to purchase its output; (3) that require regulators to establish criteria for determining when an electric utility incurs a legally enforceable obligation to purchase from a PURPA facility; and (4) that reduce barriers for third parties to challenge PURPA eligibility. The net effect of these changes is uncertain, as FERC’s final rules do not become effective until 120 days after publication in the Federal Register, and some changes will not become fully effective until states and other jurisdictions implement the new authorities provided by FERC. In general, however, FERC’s PURPA reforms have the potential to reduce prices for the output from certain new renewable generation projects while also narrowing the scope of PURPA eligibility for new projects. These effects could reduce demand for PURPA-eligible energy storage systems and could harm our business, prospects, financial condition and results of operations.

Any changes to government, utility or electric market regulations or policies that favor electric utilities or other market participants could reduce the competitiveness of energy storage systems and cause a significant reduction in demand for our products and services and adversely impact our growth. Any such event could have a material adverse effect on our business, financial condition and results of operations.

Litigation, regulatory actions and compliance issues could subject us to significant fines, penalties, judgments, remediation costs, and negative publicity and have a material adverse effect on our business, financial condition and results of operations.

We may be involved in legal proceedings, administrative proceedings, and other litigation that may arise in the ordinary course of business. In addition, since our energy storage system is a new type of product in a nascent market, we may need to seek the amendment of existing regulations or, in some cases, the creation of new regulations, in order to operate our business in some jurisdictions. Such regulatory processes may require public hearings concerning our business, which could expose us to subsequent litigation. Unfavorable outcomes or developments relating to proceedings to which we are a party or transactions involving our products, such as judgments for monetary damages, injunctions or denial or revocation of permits could have a material adverse effect on our business, financial condition, and results of operations. In addition, handling compliance issues and the settlement of claims could adversely affect our financial condition and results of operations.

Changes in tax laws or regulations that are applied adversely to us or our customers could materially adversely affect our business, financial condition, results of operations and prospects.

Changes in corporate tax rates, tax incentives for renewable energy projects, the realization of net deferred tax assets relating to our U.S. operations, the taxation of foreign earnings and the deductibility of expenses under future tax reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges in the current or future taxable years and could increase our future U.S. tax expense, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Due to the potential for changes to tax laws and regulations or changes to the interpretation thereof (including regulations and interpretations pertaining to recent and proposed potential tax reforms in the United States), the ambiguity of tax laws and regulations, the subjectivity of factual interpretations and other factors, our estimates of effective tax rate and income tax assets and liabilities may be incorrect and our financial statements could be adversely affected, and the resulting impacts may vary substantially from period to period.

In particular, in the United States, there have been multiple significant changes recently proposed (including by the Biden administration and by members of Congress) to the taxation of business entities, including, among other things, an increase in the U.S. federal corporate income tax rate and various other changes to the U.S. tax law. These and other proposals are currently being discussed, but the likelihood of these changes being enacted or implemented is not yet clear. We are currently unable to predict whether such changes will occur and, if so, when they would be effective or the ultimate impact on us or our business. To the extent that such changes have a negative impact on us or our business, these changes may materially and adversely impact our business, financial condition and results of operations.

In addition, the amounts of taxes we pay are subject to current or future audits by taxing authorities in the United States and all other jurisdictions in which we operate. If audits result in additional payments or assessments different from our reserves, our future results may include unfavorable adjustments to our tax liabilities, and our financial statements could be adversely affected.

Regulators may limit the type of electricians qualified to install and service our energy storage systems in California or other states, which may result in workforce shortages, operational delays and increased costs.

On July 27, 2021, the California Contractors State License Board (“CSLB”) decided that, effective October 25, 2021, only electricians with a certain license (C-10) would be eligible to install battery storage systems in California (the “July 2021 CSLB Decision”).

On November 29, 2021, the CSLB voted to postpone initiating a formal rulemaking process to implement the July 2021 CSLB Decision. In June 2022, the CSLB issued a staff report indicating that the CSLB should consider amending the C-46 solar classification system to expressly permit C-46 solar contractors to install battery storage systems up to 80kWh when installed at the same time a solar PV energy system is installed. No final action has yet been taken on that staff proposal.

In California, there are a limited number of C-10 certified electricians in the state, which may result in workforce shortages, operational delays and increased costs if the CSLB Decision stands. Obtaining a C-10 license can be an extended process, and the timing and cost of having a large number of C-46 licensed electricians seek such additional qualification is unclear.

A significant portion of our customer base is in California, and as the state deals with growing wildfire risk and grid instability, an increasing number of our customers are choosing our energy solution. If we are unable to hire, develop and retain sufficient certified electricians, our growth of customers in California may be significantly constrained, which would negatively impact our operating results.

Failure by our vendors or our component suppliers to use ethical business practices and comply with applicable laws and regulations may adversely affect our business.

We do not control our vendors or suppliers or their business practices. Accordingly, we cannot guarantee that they follow ethical business practices, such as fair wage practices and compliance with environmental, safety and other local laws. A lack of demonstrated compliance could lead us to seek alternative manufacturers or suppliers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations. Violation of labor or other laws by our manufacturers or suppliers or the divergence of a supplier’s labor or other practices from those generally accepted as ethical in the U.S. or other markets in which we do business could also attract negative publicity for us and harm our business.

Risks Related to Intellectual Property

If we are unable to obtain, maintain and enforce intellectual property protection for our technology or if the scope of our intellectual property protection is not sufficiently broad, others may be able to develop and commercialize technology substantially similar to ours, and our ability to successfully commercialize our technology may be adversely affected.

Our business depends on internally developed technology, including hardware, software, databases, confidential information and know-how, the protection of which is crucial to the success of our business. We presently rely on a combination of trademark, trade-secret and copyright laws and confidentiality procedures and contractual provisions to protect our intellectual property rights in our internally developed technology. Effective patent, trademark, trade-secret, copyright and other intellectual protection is expensive to develop and maintain, both in terms of initial and ongoing registration requirements and the costs of enforcing and defending our rights, and we may, over time, increase our investment in such intellectual property protections. These measures, however, may not be sufficient to offer us meaningful protection. If we are unable to protect our intellectual property rights, our competitive position and our business could be harmed, as third parties may be able to commercialize and use technologies and software products that are substantially the same as ours without incurring the development and licensing costs that we have incurred. Any of our owned intellectual property rights, or the intellectual property rights for which we have been granted licenses, could be challenged, invalidated, circumvented, infringed or misappropriated, our trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties, or our intellectual property rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide us with competitive advantages, which could result in costly redesign efforts, discontinuance of certain offerings, or other competitive harm.

Monitoring unauthorized use of our intellectual property is difficult and costly. From time to time, we seek to analyze our competitors’ services, and may in the future seek to enforce our rights against potential infringement. However, the steps we have taken, or may take in the future, to protect our intellectual property rights may not be adequate to prevent or sufficiently resolve infringement or misappropriation of our intellectual property. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Any inability to meaningfully manage and protect our intellectual property rights, including newly developed intellectual property, could adversely affect our market position and business opportunities, including by harming to our ability to compete or reducing demand for our technology.

Uncertainty may result from changes to intellectual property legislation and from interpretations of intellectual property laws by applicable courts and agencies. Also, some of our services rely on technologies and software developed by or licensed from third parties, and we may not be able to maintain our relationships with such third parties or enter into similar relationships in the future on reasonable terms or at all. Accordingly, despite our efforts, we may be unable to obtain and maintain the intellectual property rights necessary to provide us with a competitive advantage. Our failure to obtain, maintain and enforce our intellectual property rights could therefore have a material adverse effect on our business, financial condition and results of operations.

We may need to assert intellectual property-related claims or defend ourselves against intellectual property infringement claims, which may be time-consuming and could cause us to incur substantial costs.

Others, including our competitors, may hold or obtain patents, copyrights, trademarks or other proprietary rights that could prevent, limit or interfere with our ability to make, use, develop, sell or market our products and services, which could make it more difficult for us to operate our business. From time to time, the holders of such intellectual property rights may assert their rights and urge us to take licenses and/or may bring suits alleging infringement or misappropriation of such rights. We may consider entering into licensing agreements with respect to such rights, although we may not do so and, even if we do, there can be no assurance that such licenses can be obtained on acceptable terms or that litigation will not occur, and such licenses could significantly increase our operating expenses. In addition, if we are determined to have infringed upon a third party’s intellectual property rights, we may be required to cease making, selling or incorporating certain components or intellectual property into the goods and services we offer, to pay substantial damages and/or license royalties, to redesign our products and services and/or to establish and maintain alternative branding for our products and services. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity, the loss or invalidation of our own intellectual property rights, and diversion of resources and management attention, any of which could have a material adverse effect on our business, prospects, operating results or financial condition.

As we face increasing competition and as a public company, the possibility of intellectual property rights claims against us grows. Such claims and litigation may involve patent holding companies or other adverse intellectual property rights holders who have no relevant product revenue, and therefore our own existing or pending intellectual property rights may provide little or no deterrence to these rights holders in bringing intellectual property rights claims against us. There may be intellectual property rights held by others, including issued or pending patents and trademarks, that cover significant aspects of our technologies, content, branding or business methods, and we cannot assure that we will not be accused of infringing or violating any third party intellectual property rights in the future. We may receive in the future notices that claim we or our partners, or clients using our solutions and services, have misappropriated or misused other parties’ intellectual property rights, particularly as the number of competitors in our market grows and the functionality of applications amongst competitors overlaps.

Any claim that we have violated intellectual property or other proprietary rights of third parties, whether or not such claim has merit, results in litigation, is settled, or is otherwise resolved or determined in our favor, could be time-consuming and costly to address and resolve and could divert the time and attention of management and technical personnel from our business. Furthermore, an adverse outcome of a dispute may result in an injunction or substantial monetary damages. Any settlement or adverse judgment resulting from such a claim could require us to enter into a licensing agreement to continue using the technology, content or other intellectual property that is the subject of the claim; restrict or prohibit our use of such technology, content or other intellectual property; require us to expend significant resources to redesign our technology or solutions; result in the loss or invalidation of our own intellectual property rights; or require us to indemnify third parties. The terms and conditions offered by a third party for any required or desired licensing agreement may be unfavorable and require significant royalty payments and other expenditures. If we are required to develop alternative non-infringing technology, such efforts require significant time and expense and there can be no assurance that we would be able to develop or license a suitable alternative. If we cannot develop or license technology for any allegedly infringing aspect of our business, we would be forced to limit our product or service offerings and may be unable to compete effectively. Any of these events could materially harm our business, financial condition and results of operations.

If our trademarks and trade names are not adequately protected or protectable, we may not be able to build name recognition in our markets of interest and our competitive position may be harmed.

The registered or unregistered trademarks or trade names that we own may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition with potential members, partners and clients. In addition, third parties may receive registrations for, or have common law rights in, trademarks similar or identical to our trademarks. We cannot assure that we will be successful in challenging any third parties’ rights in such trademarks. As a result, our ability to build brand identity could be impeded and possibly lead to market confusion. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be able to enforce our intellectual property rights throughout the world.

We do not own any registrations or pending applications for intellectual property outside of the United States. We may not be able to pursue intellectual property protections in every location or be successful in securing protection in every location that we file applications. Filing, prosecuting, maintaining, defending and enforcing intellectual property rights on our products, services and technologies in all countries throughout the world could be prohibitively expensive. Competitors may use our technologies to develop their own products and services in jurisdictions where we have not obtained protection or where enforcement is not as strong as that in the United States. These products and services may compete with our solutions and services in those jurisdictions or be more easily exported to other jurisdictions. In addition, the absence, or inconsistent enforcement, of intellectual property rules and laws in some foreign countries may impair our ability to enforce our intellectual property rights to the same extent as the rules and laws of the United States.

In addition, the legal systems of some countries, particularly developing countries, do not favor the enforcement of certain intellectual property protection. This could make it difficult for us to stop the misappropriation or other violation of certain of our other intellectual property rights. Accordingly, we may choose not to seek protection in certain countries, and we will not have the benefit of protection in such countries. Proceedings to enforce our intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our products, services, and other technologies and the enforcement of intellectual property. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.

Our business depends on our ability to effectively invest in, implement improvements to and properly maintain the uninterrupted operation and data integrity of our information technology and other business systems.

Our business is highly dependent on maintaining effective information systems as well as the integrity and of the data we use to serve our customers and operate our business. Because of the large amount of data that we collect and manage, it is possible that hardware failures or errors in our systems could result in data loss or corruption or cause the information that we collect to be incomplete or contain inaccuracies that our partners regard as significant. If our data were found to be inaccurate or unreliable due to fraud or other error, or if we, or any of the third party service providers we engage, were to fail to maintain information systems and data integrity effectively, we could experience operational disruptions that may impact our operations and hinder our ability to provide services, establish appropriate pricing for services, establish reserves, report financial results timely and accurately and maintain regulatory compliance, among other things. If any such failure of our data integrity were to result in the theft, corruption or other harm to the data of our customers, our ability to retain and attract partners or customers may be harmed.

Despite our implementation of reasonable security measures, our IT systems, like those of other companies, are vulnerable to damages from computer viruses, natural disasters, fire, power loss, telecommunications failures, personnel misconduct, human error, unauthorized access, physical or electronic security breaches, cyber-attacks (including malicious and destructive code, phishing attacks, ransomware and denial of service attacks) and other similar disruptions. Any such incidents could expose us to claims, litigation, regulatory or other governmental investigations, administrative fines and potential liability. Any system failure, accident, or security breach could result in disruptions to our operations. A material network breach in the security of our IT systems could include the theft of our trade secrets, customer information, human resources information or other confidential data, including but not limited to personally identifiable information.

Although past incidents have not had a material effect on our business operations or financial performance, to the extent that any disruption or security breach results in a loss or damage to our data, or an inappropriate disclosure of confidential, proprietary or customer information, it could cause significant damage to our reputation, affect our relationships with our customers and strategic partners, lead to claims against us from governments and private plaintiffs and adversely affect our business.

Many governments have enacted laws requiring companies to provide notice of cyber incidents involving certain types of data, including personal data. These laws may be subject to alterations and revisions, and if we fail to comply with our obligations under such laws in the jurisdictions in which we operate, we could be subject to regulatory action and lawsuits. We may be required to incur significant costs to protect against and remediate damage caused by these disruptions or security breaches in the future, including by investing in upgraded and expanded IT systems and security measures.

Cybersecurity attacks or security breaches could adversely affect our ability to operate, could result in personal information and our proprietary information being lost, stolen, made inaccessible, improperly disclosed or misappropriated and may cause us to be held liable or subject to regulatory penalties and sanctions and to litigation (including class action litigation), which could have a material adverse effect on our reputation and business.

We, and our suppliers and third party service providers on our behalf, collect, use and transmit a large volume of personal information, which pose a tempting target for malicious actors who may seek to carry out cyber-attacks against us or our suppliers or service providers. The secure transmission of client information over the internet is essential in maintaining the confidence of our customers. Substantial or ongoing data security breaches or cyber-attacks, whether instigated internally or externally on our system or other internet-based systems (including computer hackers, persons involved with organized crime, or foreign state or foreign state-supported actors), expose us to a significant risk of loss, theft, the rendering inaccessible, improper disclosure or misappropriation of this information and resulting regulatory actions, litigation (including class action litigation) and potential liability, damages and regulatory fines and penalties, and other related costs (including in connection with our investigation and remediation efforts), which could significantly affect our reputation and harm our business. Further, some of our third-party service providers, suppliers and other third parties may receive or store information, including client information provided by us.

Cybersecurity threat actors employ a wide variety of methods and techniques that are constantly evolving, increasingly sophisticated and difficult to detect and successfully defend against. The capabilities of malicious actors pose greater cybersecurity threats and could result in a cyber-attack or a compromise or breach of the technology that we use to protect client transaction data. We cannot guarantee that future cyberattacks, if successful, will not have a material adverse effect on our business, results of operations and financial condition.

We incur material expense to protect against cyber-attacks and security breaches and their consequences, and we may need to increase our security-related expenditures to maintain or increase our systems’ security in the future. However, despite these efforts, our security measures may not prevent cyber-attacks or data security breaches from occurring, and we may ultimately fail to detect, or accurately assess the severity of, a cyber-attack or security breach or not respond quickly enough. In addition, to the extent we experience a cyber-attack or security breach, we may be unsuccessful in implementing remediation plans to address exposure and future harms. It is possible that computer circumvention capabilities, new discoveries or advances or other developments, which change frequently and often are not recognized until launched against a target, could result in a compromise or breach of client data, even if we take all reasonable precautions, including to the extent required by law. These risks are likely to increase as we expand our offerings, expand internationally, integrate our products and software services and store and process more data, including personal information and other sensitive data. Further, if any of our third party service providers, suppliers or other third parties with whom we share client data fail to implement adequate data-security practices or fail to comply with our terms and policies or otherwise suffer a network or other security breach, our clients’ information may be improperly accessed, used or disclosed. We maintain a comprehensive portfolio of insurance policies to meet both our legal obligations and to cover perceived risks within our business, including those related to cybersecurity. We believe that our coverage and the deductibles under these policies are adequate for the risks that we face.

If a party (whether internal, external, an affiliate or unrelated third party) is able to circumvent our data security systems or those of the third parties with whom we share client information or engage in cyber-attacks, such cyber-attacks or data breaches could result in unauthorized access to our systems or to the systems of third party vendors upon whom we rely. Such unauthorized access could results in other parties obtaining our proprietary information, the loss, theft or inaccessibility of, unauthorized access to, or improper use or disclosure of, our clients’ data and/or significant interruptions in our operations. Cyber-attacks and security breaches could also result in severe damage to our IT infrastructure, including damage that could impair our ability to offer our products and services. In addition, cyber-attacks or security breaches could result in negative publicity, damage our reputation, divert management’s time and attention, increase our expenditure on cybersecurity measures, expose us to risk of loss or litigation and possible liability, cause contract terminations and/or cause customers, potential customers, suppliers and potential suppliers to lose confidence in our security and choose to use the products and/or services of our competitors, any of which would have a material adverse effect on our business, brands, market share, results of operations and financial condition. Any compromise of our security could also result in a violation of applicable domestic and foreign security, privacy or data protection, consumer protection and other laws, regulatory or other governmental investigations, enforcement actions and legal and financial exposure, and potentially subject us to regulatory penalties and sanctions (and lead to further enhanced regulatory oversight).

We utilize open-source software, which may pose particular risks to our proprietary software and solutions.

We use open-source software in our solutions and will use open-source software in the future. Companies that incorporate open-source software into their solutions have, from time to time, faced claims challenging the ownership or use of open-source software and compliance with open-source license terms. Some licenses governing the use of open-source software contain requirements that we make available source code for modifications or derivative works we create based upon the open-source software, and that we license such modifications or derivative works under the terms of a particular open-source license or other license granting third parties certain rights of further use. By the terms of certain open-source licenses, if we combine our proprietary software with open-source software in certain manners, we could be required to release the source code of our proprietary software and to make our proprietary software available under open-source licenses to third parties at no cost or on other unfavorable terms. Although we monitor our use of open-source software, we may not be able to assure that all open-source software is reviewed prior to use in our solutions, that our developers have not incorporated open-source software into our solutions, or that they will not do so in the future. Additionally, the terms of many open-source licenses to which we are subject have not been interpreted by U.S. or foreign courts, which creates a risk that open-source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market or provide our solutions as currently marketed or provided. As a result of our current or future use of open-source software, we may face claims or litigation that incur significant legal costs, be required to release our proprietary source code, pay damages for breach of contract, re-engineer our solutions requiring significant cost or reallocation of research and development resources, discontinue making our solutions available in the event re-engineering cannot be accomplished on a timely basis, or take other remedial action. Further, in addition to risks related to license requirements, use of certain open-source software can lead to greater risks than use of third party commercial software, as open-source licensors generally do not provide warranties or controls on the origin of software. Any of these risks could be difficult to eliminate or manage and could have a negative effect on our business, financial condition and results of operations.

If we cannot license rights to use technologies on reasonable terms, we may not be able to commercialize new solutions or services in the future.

In the future, we may identify additional third-party intellectual property we may need to license in order to engage in our business, including to develop or commercialize new products or services. However, such licenses may not be available on acceptable terms or at all. The licensing and acquisition of third-party intellectual property rights is a competitive area and could involve several companies pursuing licensing and acquisition strategies that are similar to ours for intellectual property rights that we consider advantageous or necessary for our business. In certain cases, those other companies may be more established and have a competitive advantage over us due to their size, capital resources and greater development or commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Even if such licenses are available, we may be required to pay the licensor substantial royalties based on sales of our products and services. Such royalties are a component of the cost of our products or services and may affect the margins on our products and services. In addition, such licenses may be non-exclusive, which could give our competitors access to the same intellectual property or technology licensed to us. If we are unable to enter into the necessary licenses on acceptable terms or at all, if any necessary licenses are subsequently terminated, if our licensors fail to abide by the terms of the licenses, if our licensors fail to prevent infringement by third parties, if the licensed intellectual property rights are found to be invalid or unenforceable or if the licensed intellectual property rights expire, our business, financial condition, results of operations and prospects could be materially adversely affected. Moreover, we could encounter delays and other obstacles in our attempt to develop alternatives. Defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent us from commercializing solutions and services, which could harm our competitive position, business, financial condition, results of operations and prospects.

We may be subject to claims that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Many of our employees, consultants and advisors are currently or were previously employed at other companies in our field, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims, including possible litigation, that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

While it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached, and we may be forced to bring claims against third parties or defend claims that they may bring against us to determine the ownership of what we regard as our intellectual property. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.

Confidentiality agreements with employees and third parties may not prevent unauthorized disclosure of trade secrets and other proprietary information, and our inability to maintain the confidentiality of that information, due to unauthorized disclosure or use, or other event, could have a material adverse effect on our business.

In addition to the protection afforded by patents, we seek to rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce, and any other elements of our product discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. Trade secrets, however, may be difficult to protect. We seek to protect our proprietary processes, in part, by entering into confidentiality agreements with our employees, consultants, advisors, contractors and collaborators. Although we use reasonable efforts to protect our trade secrets, our employees, consultants, advisors, contractors and collaborators might intentionally or inadvertently disclose our trade secret information to competitors. In addition, competitors may otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, or misappropriation of our intellectual property by third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, operating results and financial condition.

Risks Related to Electriq’s Personnel

We are heavily reliant on Frank Magnotti, our Chief Executive Officer, and the departure or loss of Mr. Magnotti or Mr. Van Hoof could disrupt our business.

We depend heavily on the continued efforts of Frank Magnotti, our Chief Executive Officer and James Van Hoof, Jr., our Chief Operating Officer and General Counsel. Mr. Magnotti and Mr. Van Hoof are essential to our strategic vision and day-to-day operations and would be difficult to replace. Mr. Magnotti possesses technical knowledge of our business, operations and strategy, and Mr. Magnotti and Mr. Van Hoof have substantial experience and contacts that help us implement our goals, strategy and plan. If we lose either of their services or if either of them decides to join a competitor or otherwise compete directly or indirectly with us, and if we are unable to timely hire and retain a qualified replacement, our business, operating results and financial condition could be materially harmed.

If we are unable to recruit and retain key management, technical and sales personnel, our business would be negatively affected.

For our business to be successful, we need to attract and retain highly qualified technical, management and sales personnel. Competition for highly skilled executives and employees in the technology industry is intense, and our competitors could target individuals in our organization that have desired skills and experience. To help attract, retain and motivate our executives and qualified employees, we use stock-based incentive awards. If the value of such stock awards does not appreciate as measured by the performance of the price of our common stock, or if our share-based compensation otherwise ceases to be viewed as a valuable benefit, our ability to attract, retain and motivate our executives and employees could be weakened, which could harm our business and results of operations. Also, if the value of our stock awards increases substantially, this could potentially create substantial personal wealth for our executives and employees and affect our ability to retain our personnel. In addition, any future restructuring plans may adversely impact our ability to attract and retain key employees.

Additionally, our ability to attract qualified personnel, including senior management and key technical personnel, is critical to the execution of our growth strategy. The challenges in identifying, hiring and retaining qualified personnel when needed with specific qualifications and on acceptable terms might impede our ability to continue to develop, commercialize and sell our products. To the extent the demand for skilled personnel exceeds supply, we could experience higher labor, recruiting and training costs in order to attract and retain such employees. We face intense competition for qualified personnel from other companies with significantly more resources available to them and thus may not be able to attract the level of personnel needed for our business to succeed. In addition, integrating new employees into our team could prove disruptive to our operations, require substantial resources and management attention, and ultimately prove unsuccessful. Our failure to attract and retain qualified senior management and other key technical personnel could limit or delay our strategic efforts, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Risks Related to Being a Public Company

As a private company, we have not been required to document and test our internal controls over financial reporting nor has our management been required to certify the effectiveness of our internal controls and our auditors were not required to opine on the effectiveness of our internal controls over financial reporting. Failure to maintain adequate financial, information technology and management processes and controls could impair our ability to comply with the financial reporting and internal controls requirements for publicly traded companies, which could lead to errors in our financial reporting and adversely affect our business.

Prior to the Merger, we have not been required to document and test our internal controls over financial reporting nor has our management been required to certify the effectiveness of our internal controls and our auditors have not been required to opine on the effectiveness of our internal control over financial reporting. As a public company, we may lose our emerging growth company status and become subject to the SEC’s internal control over financial reporting management and auditor attestation requirements in the year in which we are deemed to be a large accelerated filer, which would occur once we are subject to Exchange Act reporting requirements for twelve (12) months, have filed at least one SEC annual report and the market value of our common equity held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter. If we become subject to the SEC’s internal control reporting and attestation requirements, we might not be able to complete our evaluation, testing and any required remediation in a timely fashion. In addition, our current controls and any new controls that we develop may become inadequate because of poor design and changes in our business, including increased complexity resulting from any international expansion. Any failure to implement and maintain effective internal controls over financial reporting could adversely affect the results of assessments by our independent registered public accounting firm and their attestation reports.

Our management team has limited experience managing a public company.

Most of the members of our management team have limited to no experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage their new roles and responsibilities. Our transition to being a public company subjects us to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could have a material adverse effect on our business, financial condition and results of operations.

We will incur increased costs as a result of operating as a public company, and our management will devote substantial time to compliance with its public company responsibilities and corporate governance practices.

If we become a public company, we will incur significant legal, accounting, compliance and other expenses that we did not incur as a private company, and these expenses may increase even more after we are no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Act, as well as rules adopted, and to be adopted, by the SEC and NYSE, and other applicable securities rules and regulations, which impose various requirements on public companies, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these public company requirements. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We may need to hire additional legal, accounting and financial staff with appropriate public company experience and technical accounting knowledge and maintain an internal audit function.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations and may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. We cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business may be adversely affected.

The rules and regulations applicable to public companies make it more expensive for us to obtain and maintain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The potential for increased personal liability could also make it more difficult for us to attract and retain qualified members of its board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

Risks Related to TLG and the Business Combination

Securities of companies formed through SPAC mergers such as the Business Combination may experience a material decline in price relative to the share price of the SPAC prior to the Merger and the $10.00 per share value attributed to such shares in calculating the merger consideration.

As with most SPAC initial public offerings in recent years, TLG issued Units for $10.00 per Unit upon the closing of the TLG IPO. As with other SPACs, the $10.00 per Unit price of TLG reflected each share having a one-time right to redeem such share for a pro rata portion of the proceeds held in the Trust Account equal to approximately $10.00 per share prior to the consummation of the Business Combination. In addition, a value of $10.00 per share was attributed to each share of Class A common stock to be issued as part of the merger consideration. Following the consummation of the Business Combination, the shares of Class A common stock outstanding, including those that were issued in connection with the TLG IPO, will no longer have any such redemption right and will be solely dependent upon the fundamental value of New Electriq, which, like the securities of other companies formed through SPAC mergers in recent years, may be significantly less than $10.00 per share.

Following the consummation of the Business Combination, the value of the Class A common stock will be affected by many factors, including but not limited to (i) the dilution caused by existence, exercise and/or conversion of the Retained Sponsor Shares, the Public Warrants, the Private Placement Warrants, the New Electriq preferred stock and the New Electriq warrants and options, (ii) significant legal, financial advisor, accounting, banking and consulting fees, fees relating to regulatory filings and notices, SEC filing fees, printing and mailing fees and other costs associated with the Business Combination (estimated to be approximately $25.7 million), and (iii) the dilution caused by any equity issued in connection with the Financing Transactions. For example, in connection with the Pre-Closing Financings, investors will be issued shares of Electriq common stock and, as an incentive, Electriq cumulative preferred stock that will convert into shares of TLG common stock and TLG preferred stock, respectively, upon consummation of the Business Combination. The purchase price for such shares of TLG common stock will be effectively $5.71 per share (taking into account such shares of TLG preferred stock). This incentive structure could also negatively impact the value of the Class A common stock.

The proposed incentive structure will result in the issuance of shares of TLG common stock at an effective price substantially below the redemption price, which could have a negative impact on the value of the TLG common stock after the closing of the Business Combination.

Each person that enters into a subscription agreement to purchase shares of Electriq common stock prior to Closing will receive shares of Electriq cumulative preferred stock as an incentive that will convert into shares of TLG preferred stock. Each person that enters into a subscription agreement to purchase shares of TLG common stock at $10.00 per share or a non-redemption agreement will receive, at the closing of the Merger, for every two shares of TLG common stock purchased or not redeemed, one share of TLG preferred stock. The shares of TLG preferred stock have a 15% cumulative dividend, payable in kind in shares of TLG preferred stock, and are subject to mandatory redemption after three years, in cash or shares of TLG common stock, at the election of the investor. If the holder of TLG preferred stock elects to receive TLG common stock upon such mandatory redemption, the investor will receive up to a maximum of 10 shares of TLG common stock based upon the accrued value of a share of TLG preferred stock divided by the market value of a share of TLG common stock. The TLG Board has determined that these incentives provide such investors with an effective issuance price per share of TLG common stock equal to $5.71. Accordingly, any issuance of shares in connection with the incentive structure could have a negative impact on the value of the TLG common stock.

TLG stockholders will have a reduced ownership and voting interest after the Business Combination and will exercise less influence over management.

Upon the issuance of shares of TLG common stock to Electriq equityholders in connection with the Merger, current TLG stockholders’ percentage ownership will be diluted. In addition, pursuant to the Stockholders’ Agreement, (i) Sponsor will be entitled to nominate one director to the Board until such time as Sponsor and its affiliates collectively beneficially own less than 50% of New Electriq common stock beneficially owned by Sponsor and its affiliates at closing of the Business Combination and (ii) Greensoil will be entitled to nominate one director to the Board until such time as Greensoil and its affiliates collectively beneficially own less than 50% of New Electriq common stock beneficially owned by Greensoil and its affiliates at closing of the Business Combination. The percentage of New Electriq common stock that will be owned by current TLG stockholders as a group will vary based on both the number of Public Shares for which the holders thereof request redemption in connection with the Business Combination and the number of shares of TLG common stock issued to Electriq’s securityholders. To illustrate the potential ownership percentages of current TLG stockholders under different redemption levels, based on the fully diluted number of outstanding shares of TLG common stock and Electriq capital stock on June 8, 2023 and the merger consideration, current TLG stockholders (including Sponsor and directors of TLG), as a group, will own (1) if there are no redemptions of Public Shares, 31% of New Electriq common stock expected to be outstanding immediately after the Business Combination or (2) if there is the maximum level of redemption of the Public Shares such that such that the Trust Account will contain approximately $1.5 million upon consummation of the Business Combination (totaling 7,804,727 Public Shares, or approximately 98.2% of the outstanding Public Shares as of the date of this joint proxy statement/consent solicitation statement/prospectus) and the consummation of the Financing Transactions, approximately 15% of

New Electriq common stock expected to be outstanding immediately after the Business Combination. Because of this, current TLG stockholders, as a group, will have less influence on the board of directors, management and policies of New Electriq than they now have on the board of directors, management and policies of TLG.

If TLG is unable to consummate the Merger or another initial business combination within the Completion Window, TLG may be required to cease all operations except for the purpose of winding up and TLG would redeem its Public Shares and liquidate, in which case TLG’s public stockholders may receive only approximately $10.00 per Public Share, or less in certain circumstances, on the liquidation of TLG’s Trust Account and TLG’s warrants will expire worthless.

TLG may not be able to consummate the Merger or find another suitable target business and consummate an initial business combination within the Completion Window. TLG’s ability to complete its initial business combination may be negatively impacted by general market conditions, volatility in the capital and debt markets and the other risks described herein. If TLG has not consummated an initial business combination within such applicable time period, TLG will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to TLG to pay its income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of TLG’s remaining stockholders and its board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii), to TLG’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. TLG’s Existing Charter and Existing Bylaws provide that, if TLG winds up for any other reason prior to the consummation of its initial business combination, TLG will follow the foregoing procedures with respect to the liquidation of the Trust Account as promptly as reasonably possible but not more than ten business days thereafter, subject to applicable Delaware law. In either such case, TLG’s public stockholders may receive only $10.00 per Public Share, or less than $10.00 per Public Share, on the redemption of their shares, and TLG’s warrants will expire worthless.

Truist has resigned from its financial advisory role in connection with the Business Combination and its structuring agent role in connection with the financings related to the Business Combination, and investors should not put any reliance on the fact that any such investment bank was involved with any aspect of the Business Combination. Although not formally retained in connection with the Business Combination, RBC has waived its entitlement to the deferred underwriting commissions payable in connection with TLG’s initial public offering.

Effective April 10, 2023, Truist resigned from, and ceased or refused to act in, every capacity and relationship in which it was previously described in this joint proxy statement/consent solicitation statement/prospectus and waived all rights to all fees under its engagement letter with TLG. Effective as of May 10, 2023, RBC, the sole underwriter of the TLG IPO, resigned from, or ceased or refused to act in, every capacity and relationship in which it was previously described in this joint proxy statement/consent solicitation statement/prospectus and waived its entitlement to the deferred underwriting fee of $14.0 million. Neither Truist nor RBC provided a reason for its resignation, and neither TLG nor Electriq will speculate as to their motivations for resigning their respective roles. Neither Truist nor RBC communicated to TLG or Electriq, and neither TLG nor Electriq are aware, that the resignations were the result of any dispute or disagreement with TLG or Electriq, including any disagreement relating to the disclosure in this joint proxy statement/consent solicitation statement/prospectus, the scope of their respective engagements or their ability to complete such engagements, or any matter relating to TLG’s or Electriq’s operations, prospects, policies, procedures or practices. The primary services rendered by Truist in connection with the Business Combination included serving as financial advisor to our board of directors, structuring agent in connection with the financings related to the Business Combination, supporting the preparation of the investor presentations at the direction of TLG’s management and providing general advisory services in the context of proposed targets of TLG. RBC had not been formally retained in connection with the Business Combination.

Truist and RBC waived their entitlement to certain fees which would be owed upon completion of the Business Combination, which were comprised of approximately $3.3 million for Truist, as a financial advisory fee, and $14.0 million for RBC, as a deferred underwriting fee. Such a fee waiver for services already rendered is unusual. The waiver of these fees will result in a reduction of costs after the closing of the Business Combination. RBC received underwriting fees in connection with the TLG IPO, but neither Truist nor RBC has received or will receive any fees in connection with the Business Combination, notwithstanding that their services have been largely complete and, as such, their fee waiver could be characterized as gratuitous upon completion of the Business Combination.

Truist claims no remaining role in the Business Combination and has disclaimed any responsibility for any portion of this joint proxy statement/consent solicitation statement/prospectus. RBC has also disclaimed any responsibility for any portion of this joint proxy statement/consent solicitation statement/prospectus. Furthermore, TLG and, following completion of the Business Combination, New Electriq, will remain liable for the provisions of the engagement letter with Truist and the underwriting agreement with RBC that survive their resignation, including, for example, with respect to indemnity and contribution.

It is the understanding of both TLG and Electriq that the SEC has received similar resignation letters from investment banks in connection with other business combination transactions involving SPACs. When a financial institution is named in a registration statement, it may presume a level of due diligence and independent analysis on the part of such financial institution ordinarily associated with a professional engagement. The withdrawal of Truist and the waiver of the deferred underwriting commissions by RBC indicates that they do not want to be associated with the disclosure or the underlying business analysis related to the Business Combination, and the resignation of these banks from other business combination transactions involving SPACs indicates that they do not want to be associated with such disclosure or business analysis for any companies undergoing such transactions. Investors should not place any reliance upon the fact that any of Truist of RBC previously were involved with the Business Combination.

Because Truist’s financial advisory services on the Business Combination were substantially complete, and RBC never rendered any such financial advisory services on the Business Combination, TLG and Electriq do not believe that these resignations will impact in any way the consummation of the Business Combination and neither TLG nor Electriq expects to hire additional financial advisors in connection with the Business Combination. Nonetheless, it is possible that Truist’s resignation or RBC’s waiver may adversely affect market perception of the Business Combination generally. If market perception of the Business Combination is negatively impacted, an increased number of TLG stockholders may vote against the proposed Business Combination or seek to redeem their shares for cash.

The market price of shares of New Electriq common stock may be affected by factors different from those currently affecting the prices of shares of TLG’s Class A common stock.

Upon completion of the Business Combination, holders of shares of Electriq common stock and Electriq pre-2023 preferred stock will become holders of shares of New Electriq common stock. Prior to the Business Combination, TLG has had limited operations, but shares are entitled to Redemption Rights. Upon completion of the Business Combination, New Electriq’s results of operations will depend upon the performance of Electriq’s business, which is affected by factors that are different from those currently affecting the results of operations of TLG.

There can be no assurance that New Electriq common stock will be approved for continued listing on the NYSE or that New Electriq will be able to comply with the continued listing standards of the NYSE.

In connection with the closing of the Business Combination, we intend to list New Electriq common stock on the NYSE under the symbol “ELIQ.” New Electriq’s continued eligibility for listing may depend on the number of TLG’s shares that are redeemed. If, after the Business Combination, the NYSE delists New Electriq common stock from trading on its exchange for failure to meet the listing standards, New Electriq and its stockholders could face significant material adverse consequences including:

•	a limited availability of market quotations for New Electriq’s securities;

•	reduced liquidity for New Electriq’s securities;

•

a determination that New Electriq common stock is a “penny stock” which will require brokers trading in New Electriq common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for shares of New Electriq common stock;

•	a limited amount of analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The value of the shares of Class F common stock following completion of TLG’s initial business combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of shares of TLG common stock at such time is substantially less than $10.00 per share.

Sponsor has invested in TLG an aggregate of $7,025,000 (before giving effect to the Working Capital Loan Conversion), comprised of the $25,000 purchase price for the shares of Class F common stock and the $7,000,000 purchase price for the Private Placement Warrants. Assuming a trading price of $10.00 per share upon consummation of TLG’s initial business combination, the 1,590,217 shares of Class F common stock held by Sponsor and its affiliate (after giving effect to the Sponsor’s relinquishment and cancellation, for no consideration, of 3,270,652 shares of Class F common stock and 4,666,667 Private Placement Warrants at Closing pursuant to the Sponsor Agreement) would have an aggregate implied value of $15,902,170. Even if the trading price of its common stock was as low as $4.42 per share, the value of the Class F common stock would be equal to Sponsor’s initial investment in TLG. As a result, Sponsor may be able to recoup its investment in TLG and make a substantial profit on that investment, even if New Electriq common stock loses or has lost significant value. Accordingly, TLG’s management team, which owns interests in Sponsor, may have an economic incentive that differs from that of the public stockholders to pursue and consummate an initial business combination rather than to liquidate and to return all of the cash in the Trust Account to the public stockholders, even if that business combination were with a riskier or less-established target business. For the foregoing reasons, you should consider TLG’s management team’s financial incentive to complete an initial business combination when evaluating whether to redeem your shares prior to or in connection with the initial business combination.

TLG’s independent directors paid $0.003 per share for the Class F common stock they hold. As a result, TLG’s independent directors may make a substantial profit if the Business Combination is completed, even if the shares held by TLG’s public stockholders lose substantial value. For this reason, TLG’s independent directors may have an economic incentive to approve and complete the Business Combination, even if the Business Combination arguably may not be in the best interests of TLG’s public stockholders.

TLG’s independent directors paid $0.003 per share for the Class F common stock they hold. The Class F common stock held by the independent directors may have substantial value if the Business Combination is completed, but those Class F common stock would be worthless if TLG were forced to liquidate. As a result, in order to avoid losing the value in the Class F common stock, TLG’s independent directors may have a strong economic incentive to approve and complete the Business Combination, even if the Business Combination arguably may not be in the best interests of TLG’s public stockholders.

For the foregoing reasons, you should consider the financial incentives that TLG’s independent directors may have to approve and complete the Business Combination when evaluating whether to vote for the Business Combination Proposal and the other Proposals, as well as when considering whether to redeem your Public Shares prior to or in connection with the Business Combination.

If the Business Combination’s benefits do not meet the expectations of financial analysts, the market price of New Electriq common stock may decline.

The market price of our common stock may decline as a result of the Business Combination if we do not achieve the perceived benefits of the Business Combination as rapidly, or to the extent anticipated by, financial analysts or the effect of the Business Combination on our financial results is not consistent with the expectations of financial analysts. Accordingly, holders of our common stock following the consummation of the Business Combination may experience a loss as a result of a decline in the market price of such common stock. In addition, a decline in the market price of our common stock following the consummation of the Business Combination could adversely affect our ability to issue additional securities and to obtain additional financing in the future.

If the Merger does not qualify as a tax-free reorganization under Section 368(a) of the Code, holders of Electriq capital stock receiving TLG common stock in connection with the Merger may incur substantially greater U.S. federal income tax liability as a result of the Merger.

TLG and Electriq intend for the Merger to be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. However, neither TLG nor Electriq has requested, or intends to request, a ruling from the IRS, with respect to the tax considerations of the Merger, and there can be no assurance that the companies’ position would be sustained by a court if challenged by the IRS. Accordingly, if the IRS or a court determines that the Merger does not qualify as a reorganization under Section 368(a) of the Code and is therefore a taxable transaction for U.S. federal income tax purposes, holders of Electriq capital stock receiving TLG common stock in connection with the Merger generally would recognize taxable gain or loss on their receipt of the same in connection with the Merger. For a more complete discussion of the U.S. federal income tax considerations of the Merger, see the section titled, “U.S. Federal Income Tax Considerations – Merger.” The tax-free nature of the Merger or any transaction contemplated in the Merger Agreement is not a condition to the closing of the Merger.

The consummation of the Business Combination is subject to a number of conditions and, if those conditions are not satisfied or waived, the Merger Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.

The Merger Agreement is subject to a number of conditions which must be fulfilled in order to complete the Business Combination. Those conditions include: approval of the Merger Agreement by Electriq stockholders, approval of the Business Combination Proposal, the Charter Proposal, the NYSE Proposal and the Equity Incentive Plan Proposal by TLG stockholders, as well as the expiration or termination of all specified waiting periods under the HSR Act, absence of orders prohibiting completion of the Business Combination, effectiveness of the registration statement of which this joint proxy statement/consent solicitation statement/prospectus is a part, the approval for continued listing on the NYSE of New Electriq common stock as of the date of the Closing (subject only to the requirement to have a sufficient number of round lot holders pursuant to the NYSE listing rules), TLG’s maintenance of at least $5,000,001 of net tangible assets as of the date of the Closing, the accuracy of the representations and warranties by both parties (subject to the materiality standards set forth in the Merger Agreement), customary good standings and closing deliverables, the performance by both parties of their covenants and agreements, no material adverse effect having occurred with respect to either TLG or Electriq, receipt of net cash proceeds from sale of equity securities by TLG or Electriq from Mr. Lawrie and parties identified by Electriq upon, or prior to, the Closing and conversion of notes held by certain stockholders of Electriq in an aggregate amount of $10,130,000 into equity securities of Electriq. These conditions to the Closing may not be fulfilled in a timely manner or at all, and, accordingly, the Business Combination may not be completed. In addition, the parties can mutually decide to terminate the Merger Agreement at any time, before or after stockholder approval, or TLG or Electriq may elect to terminate the Merger Agreement in certain other circumstances. See “The Merger Agreement—Termination.”

The parties to the Merger Agreement may amend the terms of the Merger Agreement or waive one or more of the conditions to the Business Combination, and the exercise of discretion by TLG’s directors and officers in agreeing to changes to the terms of or waivers of closing conditions in the Merger Agreement may result in a conflict of interest when determining whether such changes to the terms of the Merger Agreement or waivers of conditions are appropriate and in the best interests of TLG stockholders.

In the period leading up to the Closing, events may occur that, pursuant to the Merger Agreement, would require TLG to agree to amend the Merger Agreement, to consent to certain actions or to waive certain closing conditions or other rights that TLG is entitled to under the Merger Agreement. Such events could arise because of changes in the course of Electriq’s business, a request by Electriq to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement or the occurrence of other events that would have a material adverse effect on Electriq’s business and would entitle TLG to terminate the Merger Agreement. In any of such circumstances, it would be in TLG’s discretion, acting through the TLG Board, to grant TLG’s consent or waive TLG’s rights. The existence of the financial and personal interests of the directors and officers of TLG described elsewhere in this joint proxy statement/consent solicitation statement/prospectus may result in a conflict of interest on the part of one or more of the directors or officers between what he or she may believe is best for TLG and TLG’s stockholders and what he or she may believe is best for himself or herself or his or her affiliates in determining whether or not to take the requested action.

For example, it is a condition to TLG’s obligation to close the Business Combination that Electriq’s representations and warranties be true and correct as of the Closing subject to the applicable materiality standards as set forth in the Merger Agreement. Even if the TLG Board determines that any such breach is material to the business of Electriq, the TLG Board may elect to waive that condition and close the Business Combination. The parties will not waive the condition that TLG’s stockholders approve the Business Combination.

As of the date of this joint proxy statement/consent solicitation statement/prospectus, TLG does not believe there will be any material changes or waivers that TLG’s Board would be likely to make after stockholder approval of the Business Combination has been obtained. While certain changes could be made without further stockholder approval, if there is a change to the terms of the Business Combination that would have a material impact on the TLG stockholders, TLG may be required to circulate a new or amended proxy statement or supplement thereto and resolicit the vote of TLG stockholders with respect to the Business Combination Proposal.

TLG directors and officers may have interests in the Business Combination different from the interests of TLG stockholders.

Executive officers of TLG negotiated the terms of the Merger Agreement with their counterparts at Electriq, and the disinterested members of the TLG Board and subsequently the TLG Board determined that the Merger Agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of TLG and its stockholders, and approved the Merger Agreement and the transactions contemplated thereby. In considering these facts and the other information contained in this joint proxy statement/consent solicitation statement/prospectus, you should be aware that TLG’s executive officers and directors may have financial interests in the Business Combination that may be different from, or in addition to, the interests of TLG’s stockholders, including, but not limited to, the issuance to Mr. Lawrie of the Lawrie Notes by Electriq, the issuance to Mr. Lawrie of TLG common stock and TLG preferred stock in connection with the Lawrie Notes Conversion, the issuance to Mr. Lawrie of the Electriq common stock and Electriq cumulative preferred stock in connection with the Pre-Closing Financings (which will be converted into TLG common stock and TLG preferred stock at Closing), the issuance to Mr. Lawrie of the TLG common stock and TLG preferred stock in connection with the Closing Financings, the potential issuance to Mr. Lawrie of the TLG common stock and TLG preferred stock in connection with the Post-Closing Lawrie Investment, repayment of expenses upon the Closing of the Business Combination, the issuance to Sponsor of TLG common stock and TLG preferred stock in connection with the Working Capital Loan Conversion and the ability to earn a positive rate of return even if the share price of New Electriq after the Closing falls below the price initially paid for the Class F common stock and the public stockholders experience a negative rate of return following the Closing of the Business Combination. As a result, TLG’s directors and officers may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidating TLG. The disinterested members of the TLG Board and the TLG Board were aware of and considered these interests, among other matters, in reaching the determination that the Merger Agreement and the transactions contemplated thereby were advisable, fair to and in the best interests of, TLG and its stockholders. For a detailed discussion of the special interests that TLG’s directors and executive officers may have in the Business Combination, please see the section entitled “The Business Combination—Interests of Sponsor and TLG’s Directors and Officers in the Business Combination.”

Electriq directors and officers may have interests in the Business Combination different from the interests of Electriq equityholders.

Executive officers of Electriq negotiated the terms of the Merger Agreement with their counterparts at TLG, and the Electriq board of directors determined that entering into the Merger Agreement was in the best interests of Electriq and its stockholders. In considering these facts and the other information contained in this joint proxy statement/consent solicitation statement/prospectus, you should be aware that Electriq’s executive officers and directors may have financial interests in the Business Combination that may be different from, or in addition to, the interests of Electriq equityholders. The Electriq board of directors was aware of and considered these interests, among other matters, in reaching the determination to approve the terms of the Business Combination. For a detailed discussion of the special interests that Electriq’s directors and executive officers may have in the Business Combination, please see the section entitled “The Business Combination—Interests of Electriq’s Directors and Executive Officers in the Business Combination.”

Sponsor may have interests in the Business Combination different from the interests of TLG stockholders.

When considering the TLG Board’s recommendation that TLG stockholders vote in favor of the approval of the Business Combination Proposal and the other Proposals described in this joint proxy statement/consent solicitation statement/prospectus, TLG stockholders should be aware that Sponsor has interests in the Business Combination that may be different from, in addition to, or conflict with the interests of TLG stockholders in general, including the fact that Sponsor and its affiliates may experience a positive rate of return on their investment, even if TLG public stockholders experience a negative rate of return on their investment, due to having purchased the shares of Class F common stock for approximately $0.003 per share. For a more complete description of these interests, see the section entitled “The Business Combination—Interests of Sponsor and TLG’s Directors and Officers in the Business Combination.”

Investors may not have the same benefits as an investor in an underwritten public offering.

TLG is already a publicly traded company. Therefore, the Business Combination and the transactions described in this joint proxy statement/consent solicitation statement/prospectus are not an underwritten initial public offering of our securities and differ from an underwritten initial public offering in several significant ways, which include, but are not limited to, the following:

Like other business combinations and spin-offs, in connection with the Business Combination, investors will not receive the benefits of the diligence performed by the underwriters in an underwritten public offering. Investors in an underwritten public offering may benefit from the role of the underwriters in such an offering. In an underwritten public offering, an issuer initially sells its securities to the public market via one or more underwriters, who distribute or resell such securities to the public. Underwriters have liability under the U.S. securities laws for material misstatements or omissions in a registration statement pursuant to which an issuer sells securities. Because the underwriters have a “due diligence” defense to any such liability by, among other things, conducting a reasonable investigation, the underwriters and their counsel conduct a due diligence investigation of the issuer. Due diligence entails engaging legal, financial and/or other experts to perform an investigation as to the accuracy of an issuer’s disclosure regarding, among other things, its business and financial results. Auditors of the issuer will also deliver a “comfort” letter with respect to the financial information contained in the registration statement. In making their investment decision, investors have the benefit of such diligence in underwritten public offerings. Our investors must rely on the information in this joint proxy statement/consent solicitation statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public securities offering. While sponsors, private investors and management in a business combination undertake a certain level of due diligence, it is not necessarily the same level of due diligence undertaken by an underwriter in a public securities offering and, therefore, there could be a heightened risk of an incorrect valuation of our business or material misstatements or omissions in this joint proxy statement/consent solicitation statement/prospectus.

In addition, because there are no underwriters engaged in connection with the Business Combination, prior to the opening of trading on the NYSE on the trading day immediately following the Closing, there will be no traditional “roadshow” or book building process, and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the initial post-closing trades on the NYSE. Therefore, buy and sell orders submitted prior to and at the opening of initial post-closing trading of our securities will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten initial public offering. There will be no underwriters assuming risk in connection with an initial resale of our securities or helping to stabilize, maintain or affect the public price of our securities following the Closing. Moreover, we will not engage in, and have not and will not, directly or indirectly, request financial advisors to engage in, any special selling efforts or stabilization or price support activities in connection with our securities that will be outstanding immediately following the Closing. In addition, since New Electriq will become public through a merger, securities analysts of major brokerage firms may not provide coverage of New Electriq since there is no incentive to brokerage firms to recommend the purchase of our Class A common stock. No assurance can be given that brokerage firms will, in the future, want to conduct any offerings on New Electriq’s behalf. All of these differences from an underwritten public offering of New Electriq’s securities could result in a more volatile price for New Electriq’s securities.

Further, since there will be no traditional “roadshow,” there can be no guarantee that any information made available in this joint proxy statement/consent solicitation statement/prospectus and/or otherwise disclosed or filed with the SEC will have the same impact on investor education as a traditional “roadshow” conducted in connection with an underwritten initial public offering. As a result, there may not be efficient or sufficient price discovery with respect to the securities or sufficient demand among potential investors immediately after the Closing, which could result in a more volatile price for the securities.

In addition, Sponsor, certain members of the TLG Board and its officers, as well as their respective affiliates and permitted transferees, have interests in the Business Combination that are different from or are in addition to those of holders of New Electriq’s securities following completion of the Business Combination, and that would not be present in an underwritten public offering of New Electriq’s securities. Such interests may have influenced the TLG Board in making its recommendation that TLG stockholders vote in favor of the approval of the Business Combination and the other proposals described in this joint proxy statement/consent solicitation statement/prospectus. See the section entitled “Proposal No. 1—The Business Combination Proposal—Interests of Sponsor and TLG’s Directors and Officers in the Business Combination.”

Such differences from an underwritten public offering may present material risks to unaffiliated investors that would not exist if we became a publicly listed company through an underwritten initial public offering instead or upon completion of the Business Combination.

Beginning in January 2022, there has been a precipitous drop in the market values of growth-oriented companies. Accordingly, securities of growth companies such as New Electriq may be more volatile than other securities and may involve special risks.

Beginning in January 2022, there has been a precipitous drop in the market values of growth-oriented companies like TLG and New Electriq. Over the course of the past year, inflationary pressures, increases in interest rates and other adverse economic and market forces have contributed to these drops in market value. As a result, TLG’s securities are subject to potential downward pressures, which may result in high redemptions of the cash available from the Trust Account. If there are substantial redemptions, there will be a lower float of TLG’s outstanding common stock, which may cause further volatility in the price of New Electriq’s securities and adversely impact New Electriq’s ability to secure financing following the consummation of the Business Combination.

Termination of the Merger Agreement could negatively impact Electriq and TLG.

If the Business Combination is not completed for any reason, including as a result of TLG stockholders declining to approve the Proposals required to effect the Business Combination, the ongoing businesses of Electriq and TLG may be adversely impacted and, without realizing any of the anticipated benefits of completing the Business Combination, Electriq and TLG would be subject to a number of risks, including the following:

•

Electriq or TLG may experience negative reactions from the financial markets, including negative impacts on its stock price (including to the extent that the current market price reflects a market assumption that the Business Combination will be completed);

•	Electriq may experience negative reactions from its customers, resellers, vendors and employees;

•	Electriq and TLG will have incurred substantial expenses and will be required to pay certain costs relating to the Business Combination, whether or not the Business Combination is completed; and

•

since the Merger Agreement restricts the conduct of Electriq’s and TLG’s businesses prior to completion of the Business Combination, each of Electriq and TLG may not have been able to take certain actions during the pendency of the Business Combination that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available (see the section entitled “The Merger Agreement—Covenants and Agreements” beginning on page 281 of this joint proxy statement/consent solicitation statement/prospectus for a description of the restrictive covenants applicable to Electriq and TLG).

If the Merger Agreement is terminated and Electriq’s board of directors seeks another merger or business combination, Electriq equityholders cannot be certain that Electriq will be able to find a party willing to offer equivalent or more attractive consideration than the consideration TLG has agreed to provide in the Business Combination or that such other merger or business combination is completed. If the Merger Agreement is terminated and the TLG Board seeks another merger or business combination, TLG stockholders cannot be certain that TLG will be able to find another acquisition target that would constitute a business combination or that such other business combination will be completed. See “The Merger Agreement—Termination.”

Electriq will be subject to business uncertainties and contractual restrictions while the Business Combination is pending.

Uncertainty about the effect of the Business Combination on employees and customers may have an adverse effect on Electriq and consequently on New Electriq. These uncertainties may impair Electriq’s ability to attract, retain and motivate key personnel until the Business Combination is completed and could cause customers and others that deal with Electriq to seek to change existing business relationships with Electriq or with New Electriq. Retention of certain employees may be challenging during the pendency of the Business Combination as certain employees may experience uncertainty about their future roles. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the business, New Electriq’s business following the Business Combination could be negatively impacted. In addition, the Merger Agreement restricts Electriq from taking certain specified actions without the consent of TLG until the Business Combination occurs. These restrictions may prevent Electriq from pursuing attractive business opportunities that may arise prior to the completion of the Business Combination. See “The Merger Agreement—Covenants and Agreements.”

The Business Combination will result in changes to the board of directors that may affect New Electriq’s strategy.

If the parties complete the Business Combination and the Director Election Proposal is approved, the composition of New Electriq’s board of directors will change from the current boards of directors of TLG and Electriq. This new composition of New Electriq’s board of directors may affect New Electriq’s business strategy and operating decisions upon the completion of the Business Combination.

Sponsor and its affiliates have no obligations to invest in or support the business or operations of New Electriq.

Except for certain limited obligations of Sponsor related to the disposition of it stock in New Electriq (see “Other Agreements—Sponsor Agreement”), rights and obligations of Sponsor with respect to registration of New Electriq’s securities (see “Other Agreements—Registration Rights Agreement”), Sponsor’s right to designate nominees for election to New Electriq’s board of directors subject to certain beneficial ownership requirements (see “Other Agreements—Stockholders’ Agreement”) and Sponsor’s obligations under the Insider Letter Agreement (see “Other Agreements—Insider Letter Agreement”), Sponsor is not a party to the proposed transaction agreements between TLG and Electriq or any related transactions.

It is possible that New Electriq may benefit from its relationship with Sponsor as an investor given Sponsor’s knowledge and expertise. However, neither Sponsor nor any of its partners, employees or other representatives will have at any time, any legal obligation or commitment to Electriq, New Electriq or their respective affiliates to promote, advertise, market, or support financially or otherwise the products, services, business or operations of New Electriq. Sponsor’s position following consummation of the proposed Merger will be solely that of an investor in New Electriq until such time as Sponsor may, subject to its contractual obligations, dispose of its shares in New Electriq.

The Merger Agreement contains provisions that may discourage other companies from trying to acquire Electriq for greater merger consideration.

The Merger Agreement contains provisions that prohibit Electriq from soliciting or entering into discussions with any third party regarding any acquisition proposal or offers for competing transactions. Electriq also has an unqualified obligation to submit the proposal to adopt the Merger Agreement to a vote by its stockholders, even if Electriq receives an alternative acquisition proposal that its board of directors believes is superior to the Business Combination, unless the Merger Agreement has been terminated in accordance with its terms. See “The Merger Agreement—Termination.”

The Merger Agreement contains provisions that may discourage TLG from seeking an alternative business combination.

The Merger Agreement contains provisions that prohibit TLG from seeking alternative business combinations during the pendency of the Business Combination. TLG also has an unqualified obligation to submit the Business Combination Proposal to a vote by its stockholders, even if TLG receives an alternative transaction proposal that its board of directors believes is superior to the Business Combination, unless the Merger Agreement has been terminated in accordance with its terms. Further, if TLG is unable to obtain the requisite approval of its stockholders, either party may terminate the Merger Agreement. See “The Merger Agreement—Termination.”

The unaudited pro forma condensed combined financial information included in this joint proxy statement/consent solicitation statement/prospectus is preliminary and the actual financial condition and results of operations after the Business Combination may differ materially. The historical financial results of Electriq and unaudited pro forma financial information included elsewhere in this joint proxy statement/consent solicitation statement/prospectus may not be indicative of what our actual financial position or results of operations would have been.

The unaudited pro forma financial information included in this joint proxy statement/consent solicitation statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what New Electriq’s actual financial position or results of operations would have been had the Business Combination been completed on the date(s) indicated. The preparation of the pro forma financial information is based upon available information and certain assumptions and estimates that TLG and Electriq currently believe are reasonable.

The historical financial results of Electriq included in this joint proxy statement/consent solicitation statement/prospectus may not necessarily be indicative of the financial condition, results of operations or cash flows New Electriq will achieve in the future. This is primarily the result of the following factors: (i) New Electriq will incur additional ongoing costs as a result of the Business Combination, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act; and (ii) New Electriq’s capital structure will be different from that reflected in Electriq’s historical financial statements. New Electriq’s financial condition and future results of operations will be materially different from amounts reflected in TLG’s historical financial statements included elsewhere in this joint proxy statement/consent solicitation statement/prospectus, so it may be difficult for investors to compare New Electriq’s future results to historical results or to evaluate its relative performance or trends in its business.

Similarly, the unaudited pro forma financial information in this joint proxy statement/consent solicitation statement/prospectus has been prepared based on a number of assumptions including, but not limited to, the number of shares of Class A common stock that are redeemed in connection with the Business Combination. Accordingly, such pro forma financial information may not be indicative of New Electriq’s future operating or financial performance and New Electriq’s actual financial condition and results of operations may vary materially from TLG’s pro forma results of operations and balance sheet contained elsewhere in this joint proxy statement/consent solicitation statement/prospectus, including as a result of such assumptions not being accurate. See “Unaudited Pro Forma Condensed Combined Financial Information.”

TLG’s independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern.”

As of December 31, 2022, TLG had incurred and expects to continue to incur costs in pursuit of its financing and acquisition plans. TLG cannot assure you that its plans to raise capital or to consummate an initial business combination will be successful. If TLG is unable to raise additional funds to alleviate liquidity needs and complete a business combination by July 1, 2023 (as such period may be extended pursuant to one additional monthly Extension to August 1, 2023) then TLG will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about TLG’s ability to continue as a going concern. The financial statements contained elsewhere in this joint proxy statement/consent solicitation statement/prospectus do not include any adjustments that might result from our inability to continue as a going concern.

TLG and Electriq will incur significant transaction costs in connection with the Business Combination.

Each of TLG and Electriq has incurred and expects that it will incur significant, non-recurring costs in connection with consummating the Business Combination. Electriq may also incur additional costs to retain key employees. TLG and Electriq will also incur significant legal, financial advisor, accounting, banking and consulting fees, fees relating to regulatory filings and notices, SEC filing fees, printing and mailing fees and other costs associated with the Business Combination. TLG and Electriq estimate that they will incur approximately $25.7 million in aggregate transaction costs. Some of these costs are payable regardless of whether the Business Combination is completed. See “The Business Combination—Terms of the Business Combination.”

Electriq’s stockholders will have their rights as stockholders governed by New Electriq’s organizational documents.

As a result of the completion of the Business Combination, holders of shares of Electriq common stock and Electriq pre-2023 preferred stock will become holders of shares of New Electriq common stock and holders of Electriq cumulative preferred stock will become holders of shares of New Electriq preferred stock, which will be governed by New Electriq’s organizational documents. As a result, there will be differences between the rights currently enjoyed by Electriq stockholders and the rights that Electriq stockholders who become stockholders of New Electriq will have as stockholders of New Electriq. See “Comparison of Stockholders’ Rights.”

Sponsor and TLG’s officers and directors and RBC have agreed to vote in favor of the Business Combination, regardless of how TLG’s public stockholders vote.

Unlike many other blank check companies in which the initial stockholders agree to vote their Class F common stock in accordance with the majority of the votes cast by the public stockholders in connection with an initial business combination, Sponsor and TLG’s officers and directors and an affiliate of Sponsor have agreed (and their permitted transferees will agree), pursuant to the terms of a letter agreement entered into with TLG, to vote any Class F common stock and any Public Shares held by them, in favor of the Business Combination and not to redeem any such shares for in connection with such stockholder vote. RBC has also agreed to vote any shares of Class A common stock owned by it for which it has voting control in favor of the Business Combination and not to redeem any such shares for which it has investment control in connection with such stockholder vote, pursuant to a letter agreement. As a result, in addition to our initial stockholders’ Class F common stock, we would need 1,474,203, or approximately 18.5% (assuming all outstanding shares are voted) of the 7,948,405 Public Shares to be voted in favor of the Business Combination in order to have the Business Combination approved (or, if the applicable rules of the NYSE then in effect require approval by a majority of the votes cast by public stockholders, we would need 3,974,203 of the Public Shares (assuming all outstanding shares are voted) in order to have the Business Combination approved). TLG expects that its initial stockholders and their permitted transferees will own approximately 38.6% of our outstanding common stock at the time of any such stockholder vote. Accordingly, it is more likely that the necessary stockholder approval will be received than would be the case if such persons agreed to vote their Class F common stock in accordance with the majority of the votes cast by our public stockholders.

A provision of our warrant agreement may make it more difficult for us to consummate an initial business combination.

Unlike most blank check companies, if TLG issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at a newly issued price of less than $9.20 per share of Class A common stock, then the exercise price of our Warrants will be adjusted to be equal to 115% of the newly issued price. This may make it more difficult for us to consummate an initial business combination with a target business.

The TLG Board has determined that the incentives provide certain investors that participate in the Financing Transactions with an effective issuance price per share of $5.71 per share of TLG common stock. Based on this effective issuance price per share of TLG common stock, the exercise price of the Warrants will be adjusted in connection with the Closing. The exercise price of our Warrants is required to be adjusted to be equal to 115% of the newly issued price of $5.71 per share. Under our warrant agreement, the exercise price of our Warrants would be adjusted at the closing of the Business Combination from $11.50 per share to $6.57 per share of TLG common stock. Such adjustment could make it more difficult for us to raise capital, cause the market price of New Electriq securities to decline significantly or cause a higher level of redemptions in connection with our Business Combination. Please see the section entitled “Risk Factors—The proposed incentive structure could result in the issuance of shares of TLG common stock at an effective price substantially below the redemption price, which could have a negative impact on the value of the TLG common stock after the closing of the Business Combination.”

Changes in laws or regulations, or a failure to comply with any laws or regulations, may adversely affect our business, investments and results of operations.

We are subject to laws and regulations enacted by national, regional and local governments. In particular, we are required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business, including our ability to negotiate and complete an initial business combination, and results of operations.

On March 30, 2022, the SEC issued proposed rules relating to, among other items, enhancing disclosures in business combination transactions involving SPACs and private operating companies; amending the financial statement requirements applicable to transactions involving shell companies; and increasing the potential liability of certain participants in proposed business combination transactions. These rules, if adopted, whether in the form proposed or in revised form, may materially adversely affect our ability to negotiate and complete our initial business combination and may increase the costs and time related thereto.

The Business Combination may be subject to U.S. foreign investment regulations, which may impose conditions on the consummation of the Business Combination or may cause TLG to be unable to consummate the Business Combination.

The Committee on Foreign Investment in the United States (“CFIUS”) is an interagency committee authorized to review the national security implications associated with investments that give a foreign person control over a U.S. business, as well as certain non-controlling but non-passive foreign equity investments in U.S. businesses involved in critical technologies, critical infrastructure and sensitive personal data. Whether CFIUS has jurisdiction to review a transaction depends on, among other factors, the nature of the business and nexus to national security, and the structure of the transaction, particularly concerning the control rights that it would afford to the foreign person, including governance and information access rights.

The Business Combination will result in investments by non-U.S. persons in various U.S. entities that may be a covered transaction subject to CFIUS jurisdiction. For example, entities affiliated with Greensoil an entity organized in Canada, will indirectly hold between 32.7% and 39.9% of the issued and outstanding common stock of New Electriq after the Business Combination, assuming the “No Redemptions” scenario and the “Maximum Redemptions” scenario, respectively, as described in “Beneficial Ownership of Securities.” In addition, Greensoil will have the right to designate one director to the board of New Electriq after the Business Combination.

Any review of the Business Combination by CFIUS may impact transaction certainty, timing, feasibility and cost, among other things. CFIUS has broad authority to mitigate national security risks of a transaction, including requiring mitigation measures such as limiting governance or information access rights or even blocking a transaction. Accordingly, there can be no assurances that such investors will be able to maintain, or proceed with, such investments on terms acceptable to the parties to the Business Combination or such investors.

The process of government review could be lengthy. Because we have only a limited time to complete the Business Combination, our failure to obtain any required approvals within the requisite time-period may require us to liquidate. If we liquidate, our public stockholders may only receive their pro rata share of amounts held in the Trust Account, and our warrants will expire worthless. This will also cause you to lose any potential investment opportunity in the Business Combination and the chance of realizing future gains on your investment through any price appreciation in New Electriq.

Residents of Canada who hold TLG common stock may not be able to trade securities received in connection with the Merger Agreement.

Residents of Canada who hold TLG common stock may not be able to trade securities received in connection with the Merger Agreement. Any resale or trading of such securities would need to be completed pursuant to applicable exemptions from the prospectus requirements available under Canadian Securities Laws. It is possible that residents of Canada receiving securities pursuant to the Merger Agreement may not be able to resell those securities. Holders are urged to consult their professional advisors with respect to trading and resale restrictions. Please see “Certain Canadian Securities Law Considerations.”

Risks Related to Being a Public Company and Ownership of New Electriq Common Stock Following the Business Combination

TLG may have to withhold and pay tax on certain deemed payments to Non-U.S. Holders (as defined below) on the TLG preferred stock.

TLG may be required to withhold and pay tax on certain payments deemed to be made to Non-U.S. Holders with respect to the TLG preferred stock for U.S. federal income tax purposes to the extent that the TLG preferred stock is treated as preferred equity under Internal Revenue Code section 305 for U.S. federal income tax purposes. Because TLG makes no actual payment of cash with respect to these deemed payments, TLG will not be able to withhold the tax liability from such payments and may have to pay the tax liability from its own cash, subject to potential later recoupment. Depending on the number of holders of the TLG preferred stock that are Non-U.S. Holders, the requirement for TLG to pay the withholding tax liability up front may adversely affect the cash we have available for our operations following the Business Combination.

Future resales of New Electriq common stock after the completion of the Business Combination may cause the market price of New Electriq common stock to decline significantly, even if our business is doing well.

Pursuant to the First Lock-Up Agreements, certain Electriq stockholders agreed, among other things, that any shares of TLG capital stock received as merger consideration (excluding approximately 5% of the TLG Class A common stock received by such stockholder in connection with the Business Combination but including (a) shares of TLG Class A common stock into which the Lawrie Notes will be converted and (b) shares of TLG Class A common stock received by a holder in connection with any subscription for shares of TLG Class A common stock made in connection with the Business Combination) may not be transferred until the earlier to occur of (i) one year following Closing with respect to TLG Class A common stock and (ii) the date after the Closing on which TLG completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of TLG stockholders having the right to exchange their equity holdings in TLG for cash, securities or other property. Notwithstanding the foregoing, if, after the closing of the Business Combination, (i) the volume weighted average price of New Electriq common stock equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 consecutive trading day period, 10% of the First Restricted Securities of each Electriq Holder is released from the First Lock-Up Period and (ii) the volume weighted average price of New Electriq common stock equals or exceeds $15.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 consecutive trading day period, an additional 10% of the First Restricted Securities of each Electriq Holder will be released from the First Lock-Up Period.

Pursuant to the Second Lock-up Agreements, certain Electriq stockholders and noteholders agreed, among other things, that the Second Restricted Securities received (a) in exchange for their shares of Electriq capital stock pursuant to the Private Capital Raise or (b) if such holders invests at the Closing but only to the extent that such holders receive such shares in connection with such investment may not be transferred until the earlier to occur of (i) nine (9) month anniversary of the Closing and (ii) the date after the Closing on which TLG completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of TLG stockholders having the right to exchange their equity holdings in TLG for cash, securities or other property; provided that 25% of the Second Restricted Securities shall be released from the Second Lock-Up Period at the three (3) month anniversary of the Closing.

Pursuant to the Support Agreement, Sponsor and the TLG directors agreed, among other things, that any shares of New Electriq common stock issued upon conversion of shares of Class F common stock in the Business Combination held by Sponsor are subject to a similar restriction and Sponsor agreed that 1,000,000 shares of its New Electriq common stock would be subject to an additional similar restriction for five years.

Following the expiration of the First Lock-Up Period and/or Second Lock-Up Period, sales of a substantial number of shares of New Electriq common stock in the public market could occur. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of New Electriq common stock. As restrictions on resale end and registration statements (filed after the Closing to provide for the resale of such shares from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in our share price or the market price of New Electriq common stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

New Electriq common stock price may be volatile or may decline regardless of our operating performance. You may lose some or all of your investment.

The trading price of New Electriq common stock following the Business Combination is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares at an attractive price due to a number of factors such as those listed in “—Risks Related to Electriq’s Business” and “—Risks Related to Electriq’s Industry” and the following:

•	our operating and financial performance and prospects;

•	our quarterly or annual earnings or those of other companies in our industry compared to market expectations;

•	conditions that impact demand for our products and/or services;

•	future announcements concerning our business, our clients’ businesses or our competitors’ businesses;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	the market’s reaction to our reduced disclosure and other requirements as a result of being an “emerging growth company” under the JOBS Act;

•	the impact of the COVID-19 pandemic on our financial condition and the results of operations;

•	the size of our public float;

•	coverage by or changes in financial estimates by securities analysts or failure to meet their expectations;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	changes in laws or regulations which adversely affect our industry or us;

•	privacy and data protection laws, privacy or data breaches, or the loss of data;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	changes in senior management or key personnel;

•	issuances, exchanges or sales, or expected issuances, exchanges or sales of our capital stock;

•	changes in our dividend policy;

•	adverse resolution of new or pending litigation against us; and

•

changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events.

These broad market and industry factors may materially reduce the market price of our Class A common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our Class A common stock is low. As a result, you may suffer a loss on your investment.

Following periods of market volatility, stockholders may institute securities class-action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

An active, liquid trading market for our securities may not develop or be sustained.

There can be no assurance that an active trading market for our Class A common stock or Public Warrants will develop after the closing of the Business Combination, or, if such a market develops, that New Electriq will be able to maintain an active trading market for those securities on the NYSE or any other exchange in the future. If an active market for our securities does not develop or is not maintained after the Business Combination, or if New Electriq fails to satisfy the continued listing standards of the NYSE for any reason and its securities are delisted, it may be difficult for holders of our securities to sell their securities without depressing the market price for the securities or at all. An inactive trading market may also impair New Electriq’s ability to both raise capital by selling shares of capital stock, attract and motivate employees through equity incentive awards and acquire other companies, products or technologies by using shares of capital stock as consideration.

We do not intend to pay dividends on our Class A common stock for the foreseeable future.

We currently intend to retain all available funds and any future earnings to fund the development and growth of New Electriq’s business. As a result, we do not anticipate declaring or paying any cash dividends on our Class A common stock in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of New Electriq’s board of directors and will depend on, among other things, our business prospects, results of operations, financial condition, cash requirements and availability, certain restrictions related to our indebtedness, industry trends and other factors that New Electriq’s board of directors may deem relevant. Any such decision will also be subject to compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness. In addition, we may incur additional indebtedness, the terms of which may further restrict or prevent us from paying dividends on our common stock. As a result, you may have to sell some or all of your Class A common stock after price appreciation in order to generate cash flow from your investment, which you may not be able to do. Our inability or decision not to pay dividends, particularly when others in our industry have elected to do so, could also adversely affect the market price of our Class A common stock.

If securities analysts do not publish research or reports about us, or if they issue unfavorable commentary about us or our industry or downgrade our Class A common stock, the price of our Class A common stock could decline.

The trading market for our Class A common stock will depend in part on the research and reports that third-party securities analysts publish about us and the industries in which we operate. We may be unable or slow to attract research coverage and if one or more analysts cease coverage of us, the price and trading volume of our securities would likely be negatively impacted. If any of the analysts that may cover us change their recommendation regarding our securities adversely, or provide more favorable relative recommendations about our competitors, the price of our securities would likely decline. If any analyst that may cover us ceases covering us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our securities to decline. Moreover, if one or more of the analysts who cover us downgrades our Class A common stock, or if our reporting results do not meet their expectations, the market price of our Class A common stock could decline.

New Electriq may be subject to securities class action litigation, which may harm its business and operating results.

Companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. New Electriq may be the target of this type of litigation in the future. Securities litigation against New Electriq could result in substantial costs and damages and divert New Electriq management’s attention from other business concerns, which could seriously harm New Electriq’s business, results of operations, financial condition and cash flows.

New Electriq may also be called on to defend itself against lawsuits relating to its business operations. Some of these claims may seek significant damages amounts. Due to the inherent uncertainties of litigation, the ultimate outcome of any such proceedings cannot be accurately predicted. A future unfavorable outcome in a legal proceeding could have an adverse impact on New Electriq’s business, financial condition and results of operations. In addition, current and future litigation, regardless of its merits, could result in substantial legal fees, settlements or judgment costs and a diversion of New Electriq management’s attention and resources that are needed to successfully run New Electriq’s business.

The New Electriq preferred stock to be issued at Closing is subject to mandatory redemption after three years, in either cash or New Electriq common stock. As a result, the mandatory redemption of New Electriq preferred stock may result in dilution to holders of our Class A common stock and/or may require New Electriq to expend significant amounts of cash. The holders of New Electriq preferred stock could receive more shares of Class A common stock if the market price of our Class A common stock declines and if the New Electriq preferred stock is redeemed at the holder’s option for New Electriq common stock, which could exacerbate the dilution to holders of our Class A common stock. Further, if holders choose to redeem our New Electriq preferred stock for cash, we may not have sufficient cash to settle redemption of the New Electriq preferred stock in cash.

At the Closing, we will issue approximately 2,743,489 shares of New Electriq preferred stock. Dividends on the New Electriq preferred stock will be paid at a cumulative rate of 15% per annum, payable in kind in shares of New Electriq preferred stock. As a result, each person who receives one (1) share of Electriq preferred stock on its original issue date will hold, on the third anniversary of the original issue date and after payment of all dividends due on that share of New Electriq preferred stock, 1.521 shares of Electriq preferred stock. Each share of New Electriq preferred stock will be subject to mandatory redemption after three years, at the option of the holder, for either (i) cash equal to $10.00 per share (the “TLG Preferred Redemption Price”) or (ii) a number of shares of New Electriq common stock equal to the quotient of the TLG Preferred Redemption Price divided by the fair market value of a share of New Electriq common stock, subject to a maximum of 10 shares of New Electriq common stock. The TLG Preferred Redemption Price will be paid on all outstanding shares of New Electriq preferred stock that the holder elects to redeem for cash, including any outstanding shares received as dividends, as well as any shares relating to unpaid and accrued dividends.

If the trading price of a share of our Class A common stock declines below $10.00, the number of shares of our Class A common stock that could be issued on the mandatory redemption of the New Electriq preferred stock would increase, and holders of our common stock might experience even greater dilution. We estimate that if, in the mandatory redemption, all the holders of New Electriq preferred stock elect to receive our Class A common stock instead of cash, a maximum of 41,725,038 shares of New Electriq common stock could be issued, after payment of all dividends due (assuming the fair market value of the New Electriq common stock is at or below $1.00 per share). To the extent that the holders of the New Electriq preferred stock elect to receive New Electriq common stock in redemption of the New Electriq preferred stock instead of cash, the price of the New Electriq common stock may decrease due to the additional shares in the market. Even the mere perception of eventual sales of New Electriq common stock that may be issued on the mandatory redemption of the New Electriq preferred stock could lead to a decline in the trading price of the New Electriq common stock.

Moreover, we could be required to make cash payments in respect of such shares of New Electriq preferred stock upon the mandatory redemption. We estimate that if, in the mandatory redemption, all the holders of New Electriq preferred stock elect to receive cash, a maximum of approximately $41.7 million will be required to fulfill those redemption requests. However, we may not have enough available cash on hand or be able to obtain any necessary financing at the time we are required to pay cash with respect to the redemption of such shares of New Electriq preferred stock. Our ability to make such cash payments will depend on market conditions and our future performance, which is subject to economic, financial, competitive and other factors beyond our control. This potential cash payment obligation could lead to a decline in the trading price of the New Electriq common stock and could damage our financial condition and business prospects at that time.

Our issuance of additional shares of Class A common stock or convertible securities could make it difficult for another company to acquire us, may dilute your ownership of us and could adversely affect our stock price.

From time to time in the future, we may also issue additional shares of our Class A common stock or securities convertible into Class A common stock pursuant to a variety of transactions, including acquisitions. The issuance by us of additional shares of our Class A common stock or securities convertible into our Class A common stock would dilute your ownership of us and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of our Class A common stock.

In the future, we expect to obtain financing or to further increase our capital resources by issuing additional shares of our capital stock or offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity or shares of preferred stock. Issuing additional shares of our capital stock, other equity securities, or securities convertible into equity may dilute the economic and voting rights of our existing stockholders, reduce the market price of our Class A common stock or both. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Additional preferred stock, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. As a result, holders of our Class A common stock bear the risk that our future offerings may reduce the market price of our Class A common stock and dilute their percentage ownership. See “Description of Capital Stock of New Electriq.”

We intend to file a registration statement with the SEC on Form S-8 that will automatically become effective upon filing. Our issuance of additional shares of common stock or convertible securities could make it difficult for another company to acquire us, may dilute your ownership of us and could adversely affect our stock price.

In connection with the proposed Business Combination, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of shares of our Class A common stock issued or reserved for issuance under the Equity Incentive Plan. Subject to the expiration of lockup agreements, shares registered under the registration statement on Form S-8 will automatically become effective upon filing and be available for resale immediately in the public market without restriction. The initial registration statement on Form S-8 is expected to cover approximately                 shares of our Class A common stock.

In addition, the shares of our Class A common stock reserved for future issuance under the Equity Incentive Plan and under the Electriq incentive award plan assumed in the Business Combination will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and, in some cases, limitations on volume and manner of sale by affiliates under Rule 144, as applicable. The number of shares to be reserved for future issuance (i) under the Equity Incentive Plan is expected to equal                 shares (all of which may be issued pursuant to the exercise of incentive stock options), which will increase by                 shares annually, and (ii) under Electriq incentive award plans assumed in the Business Combination is expected to equal                 shares.

The Business Combination is not subject to a condition requiring TLG to provide minimum cash at the Closing, and the amount of cash provided to Electriq in the Business Combination may not be sufficient to fund New Electriq’s business plans following the Closing.

Following the removal of the minimum cash closing condition, Electriq is required to close the Business Combination even if the Business Combination does not provide Electriq with cash to pursue its business plan or gain access to the required capital to continue to grow and expand its business. The parties continue to explore various forms of financing in connection with and following the Business Combination. However, the exercise of redemption rights with respect to a large number of TLG’s public shares may make the parties unable to take such actions as may be desirable in order to optimize the capital structure of New Electriq after consummation of the Business Combination and the parties may not be able to raise additional financing necessary to fund Electriq’s business and liquidity needs after the Closing.

Future sales, or the perception of future sales, of our Class A common stock by us or our stockholders in the public market following the closing of the Business Combination could cause the market price for our common stock to decline.

The sale of substantial amounts of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

All shares of Class A common stock issued as merger consideration in the Business Combination will be freely tradable, subject to certain lock-ups, without registration under the Securities Act and without restriction by persons other than our “affiliates” (as defined under Rule 144 of the Securities Act, referred to herein as “Rule 144”), including our directors, executive officers and other affiliates. Upon the expiration or waiver of the lock-ups described above, shares held by certain of our stockholders will be eligible for resale, subject to, in the case of certain stockholders, volume, manner of sale and other limitations under Rule 144. In addition, pursuant to the Registration Rights Agreement, certain stockholders will have the right, subject to certain conditions, to require us to register the sale of their shares of our Class A common stock under the Securities Act. We will bear the cost of registering these securities. By exercising their registration rights and selling a large number of shares, these stockholders could cause the prevailing market price of our Class A common stock to decline. Following completion of the Business Combination, the shares covered by registration rights would represent approximately             % of our outstanding common stock. See “Other Agreements—Registration Rights Agreement” for a description of these registration rights.

TLG has also agreed to provide certain shelf registration rights following the completion of the Business Combination to register the resale of shares of Class A common stock issuable upon, among other things, the Lawrie Notes Conversion, the Working Capital Loan Conversion, redemption of the shares of TLG preferred stock, the exercise of the Private Placement Warrants and the conversion of the shares of Class F common stock.

As restrictions on resale end or if these stockholders exercise their registration rights, the market price of shares of our Class A common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of Class A common stock or other securities.

The warrant agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with our company.

The warrant agreement that will govern the New Electriq Warrants provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Notwithstanding the foregoing, these provisions of the warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Additionally, this provision does not apply to claims under the Securities Act, over which the federal and state courts have concurrent jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in any of our warrants shall be deemed to have notice of and to have consented to the forum provisions in our warrant agreement. If any action, the subject matter of which is within the scope of the forum provisions of the warrant agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of our warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

This choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with our company, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our warrant agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

Warrants will become exercisable for Class A common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

Following the consummation of the Business Combination, it is expected that New Electriq will have an aggregate of 16,333,333 Public Warrants and Private Placement Warrants, collectively, issued and outstanding, representing the right to purchase an equivalent amount shares of New Electriq common stock, which will become exercisable in accordance with the terms of the warrant agreement governing those securities. These warrants will become exercisable at any time commencing 30 days after the completion of the Business Combination. The exercise price of these warrants will be $6.57 per share (after giving effect to the adjustment of the exercise price from $11.50 per share at the closing of the Business Combination pursuant to a provision of our warrant agreement that requires such adjustment when additional shares of TLG common stock are issued for capital raising purposes in connection with the closing of our initial business combination at a newly issued price of less than $9.20 per share of TLG common stock). To the extent such warrants are exercised, additional shares of New Electriq common stock will be issued, which will result in dilution to the holders of New Electriq and, once registered, increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of New Electriq common stock. However, there is no guarantee that the warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless.

TLG public stockholders who redeem their Class A common stock may continue to hold any Public Warrants they own, which will result in additional dilution to non-redeeming holders upon exercise of the Public Warrants.

TLG public stockholders who redeem their TLG common stock may continue to hold any Public Warrants they owned prior to redemption, which will result in additional dilution to non-redeeming holders upon exercise of such Public Warrants. Assuming (i) the redeeming TLG public stockholders currently hold all of the outstanding Public Warrants, and (ii) maximum redemption of TLG common stock held by the redeeming TLG public stockholders, 13,333,333 Public Warrants would be retained by redeeming TLG public stockholders with a value of approximately $413,333 based on the market price of $0.031 per warrant based on the closing price of the Public Warrants on OTC Pink on May 31, 2023. As a result of the redemption, the redeeming TLG public stockholders would recoup their entire investment and continue to hold Public Warrants with an aggregate market value of approximately $413,333, while non-redeeming TLG public stockholders would suffer additional dilution in their percentage ownership and voting interest of New Electriq to the extent such Public Warrants are ultimately exercised and additional shares of New Electriq common stock are issued.

Even if the Business Combination is consummated, the Public Warrants may never be in the money, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then-outstanding public warrants approve of such amendment.

The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then-outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants. Accordingly, we may amend the terms of the Public Warrants in a manner adverse to a holder if holders of at least 50% of the then-outstanding Public Warrants approve of such amendment. Although our ability to amend the terms of the Public Warrants with the consent of at least 50% of the then outstanding Public Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the Public Warrants, shorten the exercise period or decrease the number of shares of New Electriq common stock purchasable upon exercise of a Public Warrant.

Subsequent to the consummation of the Business Combination, New Electriq may be required to take write-downs or write-offs, or New Electriq may be subject to restructuring, impairment or other charges that could have a significant negative effect on New Electriq’s financial condition, results of operations and the price of New Electriq’s securities, which could cause you to lose some or all of your investment.

Although TLG has conducted due diligence on Electriq, this diligence may not surface all material issues that may be present with Electriq’s business. Factors outside of TLG’s and outside of Electriq’s control may, at any time, arise. As a result of these factors, New Electriq may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in New Electriq reporting losses. Even if TLG’s due diligence successfully identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and therefore not have an immediate impact on New Electriq’s liquidity, the fact that New Electriq reports charges of this nature could contribute to negative market perceptions about New Electriq or its securities. In addition, charges of this nature may cause New Electriq to violate net worth or other covenants to which New Electriq may be subject as a result of assuming pre-existing debt held by Electriq or by virtue of New Electriq obtaining post-combination debt financing. Furthermore, charges of this nature may cause New Electriq to be unable to obtain future financing on favorable terms or at all. Accordingly, any holders who choose to retain their securities following the Business Combination could suffer a reduction in the value of their securities. Such holders are unlikely to have a remedy for such reduction in value.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act, the requirements of the Sarbanes-Oxley Act and the requirements of the NYSE, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of the NYSE and other applicable securities laws and regulations. The expenses incurred by public companies generally for reporting and corporate governance purposes are greater than those for private companies. For example, the Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business, financial condition, and results of operations. Compliance with these rules and regulations will increase our legal and financial compliance costs, and increase demand on our systems, particularly after we are no longer an emerging growth company. In addition, as a public company, we may be subject to stockholder activism, which can lead to additional substantial costs, distract management, and impact the manner in which we operate our business in ways we cannot currently anticipate. As a result of disclosure of information in this joint proxy statement/consent solicitation statement/prospectus and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more difficult, time-consuming, and costly, although we are currently unable to estimate these costs with any degree of certainty.

We also expect that being a public company and being subject to new rules and regulations will make it more expensive for us to obtain directors and officers liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions, and other regulatory action and potentially civil litigation. These factors may therefore strain our resources, divert management’s attention, and affect our ability to attract and retain qualified board members and executive officers.

We are an “emerging growth company” and a “smaller reporting company” within the meaning of the Securities Act, and we intend to take advantage of certain exemptions from disclosure requirements available to emerging growth companies and/or smaller reporting companies, which could make our securities less attractive to investors and may make it more difficult to compare our performance with that of other public companies.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparability of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of the shares of our Class A common stock held by non-affiliates exceeds $700 million as of the prior June 30, or (ii) our annual revenue exceeded $100 million during such completed fiscal year and the market value of the shares of our Class A common stock held by non-affiliates exceeds $250 million as of the prior June 30. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

Anti-takeover provisions in our governing documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

The Proposed Charter, New Electriq’s bylaws and Delaware law contain or will contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by New Electriq’s board of directors. Among other things, the Proposed Charter and/or New Electriq’s bylaws will include the following provisions:

•	limitations on convening special stockholder meetings, which could make it difficult for our stockholders to adopt desired governance changes;

•	a forum selection clause, which means certain litigation against us can only be brought in Delaware;

•	the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders;

•

provisions requiring bylaw amendments by stockholders to be approved by holders of at least two-thirds of the voting power of all the outstanding shares of New Electriq voting stock entitled to vote generally in the election of directors; and

•	advance notice procedures, which apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the DGCL, which prevents interested stockholders, such as certain stockholders holding more than 15% of our outstanding common stock, from engaging in certain business combinations unless (i) prior to the time such stockholder became an interested stockholder, the board of directors approved the transaction that resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the common stock, or (iii) following board approval, such business combination receives the approval of the holders of at least two-thirds of our outstanding common stock not held by such interested stockholder at an annual or special meeting of stockholders.

Any provision of the Proposed Charter, New Electriq’s bylaws or Delaware law that has the effect of delaying, preventing or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

The Proposed Charter will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

The Proposed Charter, which will become effective immediately prior to the completion of the Business Combination, will provide that, unless we consent in writing to the selection of an alternative forum, (a) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting any internal corporate claims; and (b) the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, such forum selection provisions shall not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in the Proposed Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.

Additionally, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As noted above, the Proposed Charter and New Electriq’s bylaws will provide that the federal district courts of the United States of America shall have jurisdiction over any action arising under the Securities Act. Accordingly, there is uncertainty as to whether a court would enforce such provision. In addition, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Risks Related to the Redemption

If third parties bring claims against TLG, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by stockholders may be less than $10.00 per share.

TLG’s placement of funds in the Trust Account may not protect those funds from third-party claims against TLG. Although TLG has sought and will continue to seek to have all third parties, including vendors, service providers, prospective target businesses, Electriq, or other entities with which TLG does business, execute agreements with TLG waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of TLG public stockholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against TLG’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, TLG management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to TLG than any alternative. TLG’s independent registered public accounting firm did not execute an agreement with TLG waiving such claims to the monies held in the Trust Account.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by TLG management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where TLG management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with TLG and will not seek recourse against the Trust Account for any reason. Upon redemption of Public Shares, if TLG has not completed its initial business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with its initial business combination, TLG will be required to provide for payment of claims of creditors that were not waived that may be brought against TLG within the 10 years following redemption. Accordingly, the per-share redemption amount received by public stockholders could be less than the $10.00 per share initially held in the Trust Account, due to claims of such creditors.

Sponsor has agreed that it will be liable to TLG if and to the extent any claims by a third party (other than TLG’s independent registered public accounting firm) for services rendered or products sold to TLG, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay TLG’s taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under TLG’s indemnity of the underwriters of the TLG IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, Sponsor will not be responsible to the extent of any liability for such third-party claims. TLG has not independently verified whether Sponsor has sufficient funds to satisfy its indemnity obligations and believe that Sponsor’s only assets are securities of TLG. Sponsor may not have sufficient funds available to satisfy those obligations. TLG has not asked Sponsor to reserve for such obligations, and therefore, no funds are currently set aside to cover any such obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for redemptions could be reduced to less than $10.00 per Public Share. In such event, TLG may not be able to complete its initial business combination, and holders of Public Shares would receive such lesser amount per public share in connection with any redemption of the Public Shares. None of TLG’s officers or directors will indemnify TLG for claims by third parties including, without limitation, claims by prospective target businesses.

TLG’s independent directors may decide not to enforce the indemnification obligations of Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to TLG’s public stockholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per Public Share or (ii) such lesser amount per share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, and Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, TLG’s independent directors would determine whether to take legal action against Sponsor to enforce its indemnification obligations.

While TLG currently expects that TLG’s independent directors would take legal action on its behalf against Sponsor to enforce its indemnification obligations to TLG, it is possible that TLG’s independent directors in exercising their business judgment may choose not to do so in any particular instance. For example, the cost of such legal action may be deemed by the independent directors to be too high relative to the amount recoverable or the independent directors may determine that a favorable outcome is not likely. If TLG’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to TLG’s public stockholders may be reduced below $10.00 per share.

There is no guarantee that a TLG public stockholder’s decision whether to redeem their Public Shares for a pro rata portion of the Trust Account will put such stockholder in a better future economic position.

No assurance can be given as to the price at which a public stockholder may be able to sell the shares of New Electriq common stock in the future following the completion of the Business Combination. Certain events following the consummation of any business combination, including the Business Combination, may cause an increase in the price of New Electriq common stock, and may result in a lower value realized now than a TLG stockholder might realize in the future had the stockholder not elected to redeem such stockholder’s Public Shares. Similarly, if a TLG public stockholder does not redeem his, her or its shares, such stockholder will bear the risk of ownership of New Electriq common stock after the consummation of the Business Combination, and there can be no assurance that a stockholder can sell his, her or its shares of New Electriq common stock in the future for a greater amount than the redemption price set forth in this joint proxy statement/consent solicitation statement/prospectus. A TLG public stockholder should consult his, her or its own tax and/or financial advisor for assistance on how this may affect its individual situation.

If TLG public stockholders fail to comply with the redemption requirements specified in this joint proxy statement/consent solicitation statement/prospectus, they will not be entitled to redeem their Public Shares for a pro rata portion of the funds held in the Trust Account.

To exercise their Redemption Rights, holders are required to deliver their stock, either physically or electronically using The Depository Trust Company’s DWAC System, to TLG’s transfer agent two business days prior to the vote at the Special Meeting. If a holder properly seeks redemption as described in this joint proxy statement/consent solicitation statement/prospectus and the Business Combination with Electriq is consummated, TLG will redeem these shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own such shares following the Business Combination. See the section entitled “TLG’s Special Meeting of Stockholders—Redemption Rights” for additional information on how to exercise your Redemption Rights.

If, before distributing the proceeds in the Trust Account to TLG’s public stockholders, TLG files a bankruptcy petition or an involuntary bankruptcy petition is filed against TLG that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of TLG’s stockholders and the per share amount that would otherwise be received by TLG’s stockholders in connection with TLG’s liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to TLG’s public stockholders, TLG files a bankruptcy petition or an involuntary bankruptcy petition is filed against TLG that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in TLG’s bankruptcy estate and subject to the claims of third parties with priority over the claims of TLG’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per share amount that would otherwise be received by TLG stockholders in connection with our liquidation may be reduced.

If, after TLG distributes the proceeds in the Trust Account to TLG public stockholders, TLG files a bankruptcy petition or an involuntary bankruptcy petition is filed against TLG that is not dismissed, a bankruptcy court may seek to recover such proceeds and the members of TLG’s board of directors may be viewed as having breached their fiduciary duties to TLG’s creditors, thereby exposing the members of TLG’s board of directors and TLG to claims of punitive damages.

If, after TLG distributes the proceeds in the Trust Account to TLG’s public stockholders, TLG files a bankruptcy petition or an involuntary bankruptcy petition is filed against TLG that is not dismissed, any distributions received by TLG stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by TLG stockholders. In addition, the TLG Board may be viewed as having breached its fiduciary duty to TLG’s creditors and/or having acted in bad faith by paying public stockholders from the Trust Account prior to addressing the claims of creditors, thereby exposing itself and TLG to claims of punitive damages.

Under the Inflation Reduction Act of 2022, TLG may have liability for the 1% stock buyback tax to the extent holders of Class A common stock exercise their Redemption Rights.

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax (the “Excise Tax”) on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The Excise Tax is imposed on the repurchasing corporation itself, not its stockholders from which shares are repurchased. The amount of the Excise Tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the Excise Tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the Excise Tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the Excise Tax. Any share redemption or other share repurchase that occurs after December 31, 2022, in connection with the Business Combination, extension vote or otherwise, may be subject to the Excise Tax. Whether and to what extent we would be subject to the Excise Tax in connection with the Business Combination, extension vote or otherwise will depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the nature and amount of any equity issuances in connection with the Business Combination (or otherwise issued not in connection with the Business Combination but issued within the same taxable year of the Business Combination) and (iii) the content of regulations and other guidance from the Treasury. In addition, because the Excise Tax would be payable by us and not by the redeeming holder, the mechanics of any required payment of the Excise Tax have not been determined. Depending on the number of holders of Class A common stock who exercise their Redemption Rights, the imposition of the Excise Tax could be applicable to TLG and adversely affect the cash we have available for our operations following the Business Combination.

You may only be able to exercise your Public Warrants on a “cashless basis” under certain circumstances, and if you do so, you will receive fewer shares of Class A common stock from such exercise than if you were to exercise such Public Warrants for cash.

The Warrant Agreement provides that in the following circumstances holders of warrants who seek to exercise their warrants will not be permitted to do so for cash and will, instead, be required to do so on a cashless basis in accordance with Section 3(a)(9) of the Securities Act: (i) if the Class A common stock issuable upon exercise of the warrants are not registered under the Securities Act in accordance with the terms of the Warrant Agreement; (ii) if TLG has so elected and the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of “covered securities” under Section 18(b)(1) of the Securities Act; and (iii) if TLG has so elected and calls the Public Warrants for redemption. If you exercise your Public Warrants on a cashless basis, you would pay the warrant exercise price by surrendering all of the warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the excess of the “fair market value” of the shares of Class A common stock over the exercise price of the warrants by (y) the fair market value. The “fair market value” is the average last reported sale price of the shares of Class A common stock as reported during the 10 trading day period ending on the third trading day prior to the date on which the notice of exercise is received by the warrant agent or on which the notice of redemption is sent to the holders of warrants, as applicable. As a result, you would receive fewer shares of Class A common stock from such exercise than if you were to exercise such warrants for cash.

If you or a “group” of stockholders are deemed to hold in excess of 15% of Class A common stock, you will lose the ability to redeem all such shares in excess of 15% of Class A common stock.

The Existing Charter provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares sold in the TLG IPO, which TLG refers to as the “Excess Shares,” without TLG’s prior consent. However, TLG would not be restricting its stockholders’ ability to vote all of their shares (including Excess Shares) for or against the Business Combination. Your inability to redeem the Excess Shares will reduce your influence over TLG’s ability to complete its initial business combination and you could suffer a material loss on your investment in TLG if you sell Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to the Excess Shares if TLG completes its initial business combination. As a result, you will continue to hold that number of shares exceeding 15% and, in order to dispose of such shares, would be required to sell your shares in open market transactions, potentially at a loss.

Unlike some other blank check companies, TLG does not have a specified maximum redemption threshold. The absence of such a redemption threshold will make it easier for TLG to consummate the Business Combination even if a substantial number of its stockholders redeem their shares.

Unlike some other blank check companies, TLG does not have a specified maximum redemption threshold, except that it will not redeem Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 upon consummation of the Business Combination. Some other blank check companies’ structures disallow the consummation of a business combination if the holders of such companies’ Public Shares elect to redeem or convert more than a specified percentage of the shares sold in such companies’ initial public offering. Because TLG has no such maximum redemption threshold, it may be able to consummate the Business Combination even though a substantial number of its public stockholders have redeemed their shares.

If the Business Combination is consummated, the cash held by New Electriq and its subsidiaries in the aggregate, after the Closing may not be sufficient to operate and pay bills as they become due. Furthermore, TLG’s affiliates are not obligated to make loans to TLG in the future. The additional exercise of Redemption Rights with respect to a large number of the public stockholders may make TLG unable to take such actions as may be desirable in order to optimize the capital structure of New Electriq after consummation of the Business Combination and TLG may not be able to raise additional financing from unaffiliated parties necessary to fund its expenses and liabilities after the Closing. Any such event in the future may negatively impact the analysis regarding New Electriq’s ability to continue as a going concern at such time.

In the event that a significant number of shares of Class A common stock are redeemed, the Class A common stock may become less liquid following the Business Combination.

If a significant number of Public Shares are redeemed, New Electriq may be left with a significantly smaller number of stockholders. As a result, trading in the shares of New Electriq following the Business Combination may be limited and your ability to sell your shares in the market could be adversely affected.

ELECTRIQ’S SOLICITATION OF WRITTEN CONSENTS

This section contains information for Electriq stockholders regarding the solicitation of written consents to adopt the Merger Agreement by executing and delivering the written consent furnished with this joint proxy statement/consent solicitation statement/prospectus.

Purpose of the Consent Solicitation; Recommendation of the Electriq Board

The Electriq Board is providing this joint proxy statement/consent solicitation statement/prospectus to Electriq stockholders. Electriq stockholders are being asked to adopt and approve the Electriq Business Combination Proposal by executing and delivering the written consent furnished with this joint proxy statement/consent solicitation statement/prospectus.

After consideration, the Electriq Board unanimously approved and declared advisable the Merger Agreement and the Business Combination, upon the terms and conditions set forth in the Merger Agreement, and unanimously determined that the Merger Agreement and the transactions contemplated thereby are in the best interests of Electriq and its stockholders. The Electriq Board unanimously recommends that Electriq’s stockholders approve the Electriq Business Combination Proposal.

Electriq Stockholders Entitled to Consent

Only Electriq Stockholders of record as of the close of business on                 , 2023, the Electriq Record Date, will be entitled to execute and deliver a written consent. As of the close of business on the Electriq Record Date, there were outstanding             shares of Electriq common stock and             shares of Electriq pre-2023 preferred stock. Each holder of Electriq common stock is entitled to one vote for each share held as of the Record Date. Each holder of Electriq pre-2023 preferred stock is entitled to a number of votes equal to the number of shares of Electriq common stock into which the shares of Electriq pre-2023 preferred stock held by such holder could be converted as of the Record Date.

Written Consents; Required Written Consents

The approval of the Electriq Business Combination Proposal requires the affirmative vote or consent of the holders of a majority of the outstanding shares of the Electriq common stock and Electriq pre-2023 preferred stock, voting together as a single class and on an as-converted basis.

In connection with the execution of the Merger Agreement, Supporting Electriq Stockholders delivered to TLG the Support Agreement. Under the Support Agreement, each Supporting Electriq Stockholder agreed to, among other things, (i) vote at any meeting of the stockholders of Electriq or by written consent all of its Electriq common stock and/or Electriq pre-2023 preferred stock, as applicable, held of record or thereafter acquired in favor of the Business Combination and the adoption of the Merger Agreement; and (ii) be bound by certain transfer restrictions with respect to Electriq securities, in each case, on the terms and subject to the conditions set forth in the Support Agreement.

Interests of Certain Persons in the Business Combination

In considering whether to adopt the Merger Agreement by executing and delivering the written consent, Electriq stockholders should be aware that aside from their interests as stockholders, Electriq’s officers and members of the Electriq Board have interests in the Business Combination that are different from, or in addition to, those of other Electriq stockholders generally. Electriq stockholders should take these interests into account in deciding whether to approve the Business Combination. For more information on the interests of Electriq directors and executive officers in the Merger, see the sections titled “The Business Combination—Interests of Electriq’s Directors and Executive Officers in the Business Combination” beginning on page 274.

Submission of Written Consents

You may consent to the Electriq Business Combination Proposal with respect to your shares of Electriq capital stock by completing, dating and signing the written consent enclosed with this joint proxy statement/consent solicitation statement/prospectus and returning it to Electriq by                , 2023. Electriq reserves the right to extend the consent deadline until                , 2023. Any such extension may be made without notice to Electriq stockholders.

If you hold shares of Electriq capital stock as of the close of business on the Record Date and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to Electriq. Once you have completed, dated and signed the written consent, you may deliver it to Electriq by emailing a .pdf copy to                     or by mailing your written consent to Electriq Power, Inc.,                     , Attention: Chief Executive Officer.

Executing Written Consents; Revocation of Written Consents

You may execute a written consent to approve the Business Combination Proposal (which is equivalent to a vote for such proposal). If you do not return your written consent, it will have the same effect as a vote against the Business Combination Proposal. If you are a record holder of shares of Electriq common stock and/or preferred stock and you return a signed written consent, you will have given your consent to approve the Business Combination Proposal.

Your consent to the Business Combination Proposal may be changed or revoked at any time before the consent deadline. If you wish to change or revoke your consent before the consent deadline, you may do so by delivering a notice of revocation such that it is received before the consent deadline, by emailing a .pdf copy of such notice to          or by mailing a copy of such notice to Electriq Power, Inc.,         , Attention: Chief Executive Officer.

Appraisal Rights of Electriq Stockholders

Electriq stockholders will have appraisal rights in connection with the Business Combination. Holders of shares of Electriq stock who (i) do not consent to the adoption of the Merger Agreement, (ii) follow the procedures set forth in Section 262 of the DGCL (including making a written demand of appraisal to Electriq within 20 days after the date of mailing of the notice of appraisal rights) and (iii) have not otherwise waived the appraisal rights, will be entitled, under Section 262 of the DGCL, to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid on the amount determined to be “fair value.” See Section 262 of the DGCL attached as Annex K.

Solicitation of Written Consents; Expenses

The expense of preparing and distributing these consent solicitation materials is being borne by Electriq. Directors, officers and employees of Electriq may solicit consents by telephone and personally, in addition to solicitation by mail or electronically. These persons will not receive any special compensation for soliciting consents.

Assistance

If you need assistance in completing your written consent or have questions regarding the consent solicitation, please contact                     .

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us,” or “our” refer to the business of Electriq prior to the consummation of the Business Combination.

Introduction

The following unaudited pro forma condensed combined financial information presents the combination of the financial data of Electriq and TLG adjusted to give effect to the Business Combination and other transactions contemplated by the Merger Agreement as amended. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

The unaudited pro forma condensed combined balance sheet as of March 31, 2023 gives pro forma effect to the Business Combination and other transaction adjustments, as summarized below, as if each had been consummated as of that date. The unaudited pro forma combined statements of operations for the periods ended

March 31, 2023 and December 31, 2022 give pro forma effect to the Business Combination as if it had occurred as of January 1, 2022. The historical condensed financial information of TLG was derived from the unaudited condensed consolidated financial statements of TLG as of and for three months ended March 31, 2023 and the audited condensed financial statements for the year ended December 31, 2022, included elsewhere in this joint proxy statement/ consent solicitation statement/prospectus. The historical condensed financial information of Electriq was derived from the unaudited condensed consolidated financial statements of Electriq as of and for the three months ended March 31, 2023 and the audited consolidated financial statements for the year ended December 31, 2022, included elsewhere in this joint proxy statement/consent solicitation statement/prospectus. This information should be read together with Electriq’s and TLG’s respective unaudited condensed combined consolidated financial statements and related notes, “Electriq’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “TLG’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this joint proxy statement/consent solicitation statement/prospectus.

The unaudited pro forma condensed combined balance sheet as of March 31, 2023 has been prepared using the following:

•	Electriq’s unaudited historical condensed consolidated balance sheet as of March 31, 2023, as included elsewhere in this joint proxy statement/consent solicitation statement/prospectus; and

•	TLG’s unaudited historical condensed consolidated balance sheet as of March 31, 2023, as included elsewhere in this joint proxy statement/consent solicitation statement/prospectus.

The unaudited pro forma combined statement of operations for the three months ended March 31, 2023 has been prepared using the following:

•

Electriq’s unaudited historical condensed consolidated statement of operations for the three months ended March 31, 2023, as included elsewhere in this joint proxy statement/consent solicitation statement/ prospectus; and

•

TLG’s unaudited historical condensed consolidated statement of operations for the three months ended March 31, 2023, as included elsewhere in this joint proxy statement/consent solicitation statement/prospectus.

The unaudited pro forma combined statement of operations for the year ended December 31, 2022 has been prepared using the following:

•

Electriq’s audited historical consolidated statement of operations for the year ended December 31, 2022, as included elsewhere in this joint proxy statement/consent solicitation statement/ prospectus; and

•	TLG’s audited historical consolidated statement of operations for the year ended December 31, 2022, as included elsewhere in this joint proxy statement/consent solicitation statement/prospectus.

Description of the Business Combination

On November 13, 2022, TLG entered into the Merger Agreement with Electriq, which was amended on December 23, 2022, March 22, 2023 and June 8, 2023, pursuant to which Merger Sub will merge with and into Electriq, with Electriq surviving such merger as a wholly-owned subsidiary of TLG. The separate corporate existence of Electriq will cease and the Electriq equityholders will become equityholders of TLG, which will change its name to Electriq Power Holdings, Inc.

For more information about the Merger Agreement as amended, please see the section entitled “The Business Combination Proposal—The Merger Agreement.”

Expected Accounting Treatment of the Business Combination

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, TLG will be treated as the “acquired” company for financial reporting purposes and Electriq will be treated as the accounting acquirer, even though TLG will acquire all of the outstanding interests in Electriq in the Business Combination. Electriq has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances under all redemption scenarios:

•

The business of Electriq will comprise the ongoing operations of New Electriq, and the business of New Electriq will continue to focus on the Electriq’s energy storage systems and software-enabled services;

•	Electriq’s senior management will be the senior management of New Electriq;

•	The directors nominated by Electriq will represent the majority of New Electriq Board; and

•	Electriq’s existing stockholders will hold a majority voting interest in New Electriq.

Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of a capital transaction in which Electriq is issuing stock for the net assets of TLG. The net assets of TLG will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Electriq.

The unaudited pro forma condensed combined financial information has been presented for informational purposes only and is not necessarily indicative of what New Electriq’s financial position or results of operations actually would have been had the Business Combination been completed as of the dates indicated or for the periods presented. In addition, the summary of unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of New Electriq following the reverse recapitalization. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information.

The pro forma adjustments giving effect to the Business Combination and related transactions are discussed in further detail in the footnotes to the unaudited pro forma condensed combined financial information included elsewhere in this joint proxy statement/consent solicitation statement/prospectus. The unaudited pro forma condensed combined financial information has been prepared after giving effect to the Business Combination as contemplated by the Merger Agreement, as amended, assuming three scenarios with respect to the potential redemption into cash of TLG’s Class A common stock, with each scenario assuming the following:

Transactions Pre-Closing

•	Raise of $17.0 million through the issuance of shares of common stock and Electriq cumulative preferred stock in connection with the Pre-Closing Financings prior to Closing; and

•

Conversion of approximately $10.1 million of Electriq loans payable, including accrued interest (excluding the Lawrie Notes), into shares of Electriq common stock plus additional shares of Electriq common stock and Electriq cumulative preferred stock as an incentive, prior to Closing.

Transactions at Closing

•	Raise of $9.5 million in connection with the Closing Financings through the issuance of 950,000 shares of Class A common stock and 475,000 shares of New Electriq preferred stock at Closing;

•	Issuance of 71,839 shares of New Electriq preferred stock to certain holders of Public Shares subject to non-redemption agreements;

•	Conversion of the Lawrie Notes in the principal amount of $8.5 million in exchange for 1,062,500 shares of Class A common stock and 425,000 shares of New Electriq preferred stock at Closing;

•

Settlement of Sponsor’s $9.8 million working capital loan through the issuance of 830,300 shares of Class A common stock, 415,150 shares of New Electriq preferred stock and 1,000,000 Private Placement Warrants at Closing;

•	Conversion and exchange of existing Electriq warrants for 352,582 shares of Class A common stock in New Electriq at Closing;

•	Cancellation of 4,666,667 Private Placement Warrants by Sponsor;

•	Waiver of $14.0 million in deferred underwriter fees with RBC pursuant to the Underwriter Agreement Fee Waiver Letter Agreement dated May 10, 2023.

•

Deferral of approximately $9.0 million in transaction costs, including legal fees of approximately $3.9 million and investment banking fees of approximately $1.2 million, with all parties agreeing to defer payment for up to 12 months from Closing pursuant to the deferral agreements with respective service providers; in addition approximately $1.5 million of retention bonuses are payable six months after Closing. Approximately $2.4 million in transaction costs that are expected to be deferred at Closing with similar terms as the other service providers are still being negotiated as of the date of this filing.

The shares of Electriq common stock and New Electriq preferred stock issued in connection with the Financing Transactions have been reflected in the unaudited pro forma condensed combined balance sheet as liabilities at fair value pursuant to ASC 480. Subsequent to the completion of the business combination, changes in the fair value of the New Electriq preferred stock will be reflected in the statement of operations through other income or expense. The preferred stock qualifies as a mandatorily redeemable financial instrument as it embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur. Pursuant to the respective preferred stock agreements, the issued and outstanding preferred stock (including a cumulative dividend, payable in kind, of 15% per share, plus any accrued and unpaid dividends on each such share) shall be subject to mandatory redemption by the issuer upon the date which is the third (3rd) anniversary of their original issue date in the form of either cash or an equivalent value in common shares.

Assuming a different level of assumptions would change the unaudited pro forma condensed combined financial information in each instance.

•	Assuming No Redemptions: This presentation assumes that no holders of TLG common stock exercise Redemption Rights with respect to their Public Shares upon consummation of the Business Combination.

•

Assuming 50% Redemptions: This presentation assumes 3,974,203 Public Shares are redeemed at a price of $10.00 per share along with interest from investments held in the Trust Account for approximately $41.5 million in cash, such that the Trust Account will contain approximately $41.5 million upon consummation of the Business Combination.

•	Assuming Maximum Redemptions: This presentation assumes 7,804,727 Public Shares are redeemed at a price of $10.00 per share along with interest from investments held in the Trust Account for approximately $81.5 million in cash, such that the Trust Account will contain approximately $1.5 million upon consummation of the Business Combination.

The Merger Agreement has a closing condition that states TLG will have net tangible assets of at least $5,000,001 either prior to or upon the Closing Date of such business combination. TLG considers all committed sources of capital that would be available to it in its measurement of redeemable shares, including the Financing Transactions. The condition that TLG have net tangible assets of at least $5,000,001 can be measured upon consummation of a business combination. As disclosed in the Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2023, after giving effect to the Business Combination and the other transactions contemplated by the Merger Agreement as amended, the combined company’s pro forma combined total net tangible assets are approximately $88.0 million assuming no redemptions, $46.5 million assuming 50% redemptions, and $6.5 million assuming maximum redemptions, each of which exceed the $5,000,001 net tangible assets requirement.

The following summarizes the pro forma New Electriq Common Stock issued and outstanding immediately after the Business Combination, presented under the assumed redemption scenarios:

	Assuming No Redemptions		Assuming 50% Redemptions (11)		Assuming Maximum Redemptions (12)
Stockholder	Shares	%	Shares	%	Shares	%
Electriq stockholders (1)(2)(3)	29,636,886	68.3%	29,636,886	75.2%	29,636,886	83.2%
Public stockholders (4)	7,948,405	18.3%	3,974,202	10.1%	143,678	0.4%
Sponsor and certain affiliates (5)(6)(7)	5,372,148	12.4%	5,372,148	13.6%	5,372,148	15.1%
Other financing stockholders (8)	450,000	1.0%	450,000	1.1%	450,000	1.3%

Total (9)(10)	43,407,439	100%	39,433,236	100%	35,602,712	100%

(1)	Excludes 350,000 shares of New Electriq preferred stock issued to Electriq stockholders upon conversion of their shares of Electriq cumulative preferred stock issued in the Pre-Closing Financings.
(2)	Excludes 506,500 shares of New Electriq preferred stock issued to holders of shares of Electriq cumulative preferred stock in connection with the Pre-Closing Loan Conversion.
(3)	Includes 1,156,255 shares of Class A common stock underlying Electriq stock options to be assumed at Closing.
(4)

Excludes 13,333,333 Public Warrants as such warrants are not expected to be in the money at Closing, and 71,839 shares of New Electriq preferred stock expected to be issued to holders of TLG common stock in connection with non-redemption agreements.

(5)

Excludes 500,000 shares of New Electriq preferred stock issued to Mr. Lawrie upon conversion of shares of Electriq cumulative preferred stock issued to Mr. Lawrie in the Pre-Closing Financings stock and 250,000 shares of New Electriq preferred stock issued to Mr. Lawrie in connection with the Closing Financings.

(6)	Excludes 425,000 shares of New Electriq preferred stock issued to Mr. Lawrie in connection with the Lawrie Notes Conversion.
(7)

Excludes 415,150 shares of New Electriq preferred stock and 1,000,000 Private Placement Warrants issued to Sponsor in exchange for settlement of the Working Capital Loans; warrants are not expected to be in the money at Closing.

(8)	Excludes 225,000 shares of New Electriq preferred stock issued in connection with the Financing Transactions to other financing stockholders at Closing.
(9)

Excludes shares of Class A common stock of New Electriq to potentially be reserved, subject to stockholder approval, in an amount equal to approximately 10% of the number of outstanding shares of Class A common stock on a fully diluted basis as of immediately following the Closing pursuant to the Equity Incentive Plan.

(10)	Excludes 2,000,000 Private Placement Warrants issued to RBC as the warrants are not expected to be in the money at Closing.
(11)	Assumes redemption of 3,974,203 Public Shares, or 50%, of TLG Class A common stock at approximately $10.44 per share in connection with the Business Combination.
(12)	Assumes redemption of 7,804,727 Public Shares, or 98.2%, of TLG Class A common stock at approximately $10.44 per share such that 143,678 shares are held by public stockholders at Closing.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of March 31, 2023

(in thousands)

	Electriq Power						Assuming No Redemptions			Assuming 50% Redemptions				Assuming Maximum Redemptions
	March 31, 2023 (Historical)	Other Transaction Adjustments			Adjusted	TLG March 31, 2023 (Historical)	Pro Forma Adjustment		Pro Forma Combined	Pro Forma Adjustment			Pro Forma Combined	Pro Forma Adjustment			Pro Forma Combined
ASSETS
Current assets:
Cash	$3,814	$17,000	(a	)	$20,814	$15	$82,988	(c)	$106,403	$(41,494)	(p	)	$64,909	$(39,994)	(q	)	$24,915
							9,500	(d)
							5,856	(e)
							(12,770)	(f)
Accounts receivable, net of allowances	323	—			323	—	—		323	—			323	—			323
Inventory	14,462	—			14,462	—	—		14,462	—			14,462	—			14,462
Inventory deposits	5,017	—			5,017	—	—		5,017	—			5,017	—			5,017
Prepaid expenses and other current assets	274	—			274	156	—		430	—			430	—			430

Total current assets	23,890	17,000			40,890	171	85,574		126,635	(41,494)			85,141	(39,994)			45,147
Investments held in Trust Account	—	—			—	82,988	(82,988)	(c)	—	—			—	—			—
Deposits	88	—			88	—	—		88	—			88	—			88
Right of use assets	3,087	—			3,087	—	—		3,087	—			3,087	—			3,087
Property and equipment, net	1,468	—			1,468	—	—		1,468	—			1,468	—			1,468

Total assets	$28,533	$17,000			$45,533	$83,159	$2,586		$131,278	$(41,494)			$89,784	$(39,994)			$49,790

LIABILITIES, PREFERRED STOCK AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of loans payable	$11,200	$(7,792)	(b	)	$3,408	$—	$—		$3,408	$—			$3,408	$—			$3,408
Accounts payable	3,458	—			3,458	230	—		3,688	—			3,688	—			3,688
Accrued expenses and other current liabilities	6,793	(2,338)	(b	)	4,455	5,374	16,204	(f)	13,263	—			13,263	—			13,263
							(12,770)	(f)
Working capital loan - related party	—	—			—	3,897	5,856	(e)	—	—			—	—			—
							(9,753)	(g)
Income tax payable	—	—			—	1,174	—		1,174	—			1,174	—			1,174
Franchise tax payable	—	—			—	50	(50)	(g)	—	—			—	—			—
SAFE notes	51,860	—			51,860	—	(51,860)	(i)	—	—			—	—			—
Warrants liability	15,328	—			15,328	—	(11,802)	(j)	—	—			—	—			—
							(3,526)	(j)

Total current liabilities	88,639	(10,130)			78,509	10,725	(67,701)		21,533	—			21,533	—			21,533
Loans payable	—					—	—		—	—			—	—			—
Convertible notes payable	8,500	—			8,500	—	(8,500)	(k)	—	—			—	—			—
Other long-term liabilities	2,375	—			2,375	—	—		2,375	—			2,375	—			2,375
Preferred stock related to Financings	—	5,525	(a	)	8,817	—	3,088	(d)	17,833	—			17,833	—			17,833
		3,292	(b	)			2,763	(k)
							2,698	(g)
							467	(m)
Derivative warrant liabilities	—	—			—	1,400	(933)	(l)	1,500	—			1,500	—			1,500
							(467)	(l)
							1,500	(g)
Deferred underwriting commissions	—	—			—	14,000	(14,000)	(h)	—	—			—	—			—

Total liabilities	99,514	(1,313)			98,201	26,125	(81,085)		43,241	—			43,241	—			43,241

TLG Class A common stock subject to redemption	—					81,615	(81,615)	(m)	—	—			—	—			—

Preferred stock	34,792	—			34,792	—	(34,792)	(n)	—	—			—	—			—

	Electriq Power						Assuming No Redemptions			Assuming 50% Redemptions				Assuming Maximum Redemptions
	March 31, 2023 (Historical)	Other Transaction Adjustments			Adjusted	TLG March 31, 2023 (Historical)	Pro Forma Adjustment		Pro Forma Combined	Pro Forma Adjustment			Pro Forma Combined	Pro Forma Adjustment			Pro Forma Combined
Stockholders’ (deficit) equity:
Electriq common stock	24	0	(a	)	24	—	(24)	(n)	—
		0	(b	)

TLG Class F common stock						0	(0)	(m)	—
New Electriq Class A common stock							1	(m)	4	(0)	(p	)	4	(0)	(q	)	4
							2	(n)
							1	(d)(g)(i)(j)(k)
Warrants	—	—			—	—	933	(l)	933	—			933	—			933
Additional paid-in capital	9,229	11,475	(a	)	27,542	—	81,147	(m)	196,845	(41,494)	(p	)	155,351	(39,994)	(q	)	115,357
		6,838	(b	)			34,814	(n)
							(24,581)	(o)
							51,860	(i)
							3,526	(j)
							6,412	(d)
							5,736	(k)
							5,605	(g)
							(9,683)	(f)
							14,000	(h)
							467	(l)
Accumulated deficit	(115,026)	—			(115,026)	(24,581)	24,581	(o)	(109,745)	—			(109,745)	—			(109,745)
							11,802	(j)
							(6,521)	(f)
Accumulated other comprehensive loss	—				—	—	—		—	—			—	—			—

Total stockholders’ (deficit) equity	(105,773)	18,313			(87,460)	(24,581)	200,078		88,037	(41,494)			46,543	(39,994)			6,549

Total liabilities, preferred stock and stockholders’ (deficit) equity	$28,533	$17,000			$45,533	$83,159	$2,586		$131,278	$(41,494)			$89,784	$(39,994)			$49,790

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Three Months Ended March 31, 2023

(in thousands, except share and per share data)

	Electriq Power						Assuming No Redemptions				Assuming 50% Redemptions		Assuming Maximum Redemptions
	March 31, 2023 (Historical)	Other Transaction Adjustments			Adjusted	TLG March 31, 2023 (Historical)	Pro Forma Adjustment			Pro Forma Combined	Pro Forma Adjustment	Pro Forma Combined	Pro Forma Adjustment	Pro Forma Combined
Net revenues	$141	$—			$141	$—	$—			$141	$—	$141	$—	$141
Cost of goods sold	673	—			673	—	—			673	—	673	—	673

Gross loss	(532)	—			(532)	—	—			(532)	—	(532)	—	(532)
Operating expenses:
Research and development	1,069	—			1,069	—	—			1,069	—	1,069	—	1,069
Sales and marketing	1,219	—			1,219	—	—			1,219	—	1,219	—	1,219
General administrative and other expenses	4,719	—			4,719	1,456	—			6,175	—	6,175	—	6,175

Total operating expenses	7,007	—			7,007	1,456	—			8,463	—	8,463	—	8,463

Loss from operations	(7,539)	—			(7,539)	(1,456)	—			(8,995)	—	(8,995)	—	(8,995)
Other expense (income):
Income from investments held in Trust Account	—	—			—	(612)	612	(b	)	—	—	—	—	—
Interest expense	1,016	(840)	(a	)	176	—	1,029	(g	)	1,205	—	1,205	—	1,205
Fair value adjustments	1,474	—			1,474	—	(1,474)	(c	)	—	—	—	—	—
Change in fair value of derivative warrant liabilities	—	—			—	600	(600)	(d	)	—	—	—	—	—
Change in fair value of working capital loan - related party	—	—			—	(458)	458	(e	)	—	—	—	—	—
Other expense (income), net	4	—			4	—	—			4	—	4	—	4

Loss before income taxes	(10,033)	840			(9,193)	(986)	(25)			(10,204)	—	(10,204)	—	(10,204)
Income tax expense	—	—			—	(118)	—			(118)	—	(118)	—	(118)

Net loss	(10,033)	840			(9,193)	(1,104)	(25)			(10,322)	—	(10,322)	—	(10,322)

Less: Cumulative preferred stock dividends	459	—			459	—	(459)	(f	)	—	—	—	—	—

Net loss per share attributable to common shareholders	$(10,492)	$840			$(9,652)	$(1,104)	$434			$(10,322)	$—	$(10,322)	$—	$(10,322)

Net loss per share attributable to common shareholders, basic and diluted	$(0.05)				$(0.04)		—			$(0.24)	—	$(0.27)	—	$(0.30)

Weighted-average shares of common stock used in computing net loss per share, basic and diluted	220,912,263				220,912,263		—			42,251,184	—	38,276,981	—	34,446,457

Weighted average shares outstanding of Class A common stock	—					7,948,405	—			—	—	—	—	—

Basic and diluted net loss per share, Class A common stock	—					$(0.08)	—			—	—	—	—	—

Weighted average shares outstanding of Class F common stock	—					6,611,111	—			—	—	—	—	—

Basic and diluted net loss per share, Class F common stock	—					$(0.08)	—			—	—	—	—	—

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2022

(in thousands, except share and per share data)

	Electriq Power						Assuming No Redemptions				Assuming 50% Redemptions		Assuming Maximum Redemptions
	December 31, 2022 (Historical)	Other Transaction Adjustments			Adjusted	TLG December 31, 2022 (Historical)	Pro Forma Adjustment			Pro Forma Combined	Pro Forma Adjustment	Pro Forma Combined	Pro Forma Adjustment	Pro Forma Combined
Net revenues	$15,976	$—			$15,976	$—	$—			$15,976	$—	$15,976	$—	$15,976
Cost of goods sold	15,601	—			15,601	—	—			15,601	—	15,601	—	15,601

Gross profit	375	—			375	—	—			375	—	375	—	375
Operating expenses:
Research and development	3,303	—			3,303	—	—			3,303	—	3,303	—	3,303
Sales and marketing	3,784	—			3,784	—	—			3,784	—	3,784	—	3,784
General administrative and other expenses	11,829	—			11,829	4,677	6,521	(hh	)	23,027	—	23,027	—	23,027

Total operating expenses	18,916	—			18,916	4,677	6,521			30,114	—	30,114	—	30,114

Loss from operations	(18,541)	—			(18,541)	(4,677)	(6,521)			(29,739)	—	(29,739)	—	(29,739)
Other expense (income):
Income from investments held in Trust Account	—	—			—	(5,684)	5,684	(bb	)	—	—	—	—	—
Interest expense	2,073	1,400	(aa	)	1,135	—	4,115	(gg	)	5,250	—	5,250	—	5,250
		(2,338)	(aa	)			—
Fair value adjustments	31,730	—			31,730	—	(31,730)	(cc	)	—	—	—	—	—
Change in fair value of derivative warrant liabilities	—	—			—	(9,800)	9,800	(dd	)	—	—	—	—	—
Change in fair value of working capital loan - related party	—	—			—	(690)	690	(ee	)	—	—	—	—	—
Other expense (income), net	5	—			5	—	—			5	—	5	—	5

(Loss) earnings before income taxes	(52,349)	938			(51,411)	11,497	4,920			(34,994)	—	(34,994)	—	(34,994)
Income tax expense	—	—			—	(1,056)	—			(1,056)	—	(1,056)	—	(1,056)

Net (loss) income	(52,349)	938			(51,411)	10,441	4,920			(36,050)	—	(36,050)	—	(36,050)

Less: Cumulative preferred stock dividends	1,744	—			1,744	—	(1,744)	(ff	)	—	—	—	—	—

Net (loss) income per share attributable to common shareholders	$(54,093)	$938			$(53,155)	$10,441	$6,664			$(36,050)	$—	$(36,050)	$—	$(36,050)

Net loss per share attributable to common shareholders, basic and diluted	$(0.26)				$(0.26)		—			$(0.85)	—	$(0.94)	—	$(1.05)

Weighted-average shares of common stock used in computing net loss per share, basic and diluted	207,458,865				207,458,865		—			42,251,184	—	38,276,981	—	34,446,457

Weighted average shares outstanding of Class A common stock	—					39,824,375	—			—	—	—	—	—

Basic and diluted net income per share, Class A common stock	—					$0.21	—			—	—	—	—	—

Weighted average shares outstanding of Class F common stock	—					10,000,000	—			—	—	—	—	—

Basic and diluted net income per share, Class F common stock	—					$0.21	—			—	—	—	—	—

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.    Basis of Pro Forma Presentation

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, TLG will be treated as the “acquired” company and Electriq as the “accounting acquirer” for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of New Electriq will represent a continuation of the financial statements of Electriq with the Business Combination treated as the equivalent of Electriq issuing shares for the net assets of TLG, accompanied by a recapitalization. The net assets of TLG will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be presented as those of Electriq in future reports of New Electriq.

The unaudited pro forma condensed combined balance sheet as of March 31, 2023 gives pro forma effect to the Business Combination and the other events as if consummated on that date. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2023 and for the year ended December 31, 2022 gives pro forma effect to the Business Combination and the other events as if consummated on January 1, 2022, the beginning of the earliest period presented. These periods are presented on the basis of Electriq as the accounting acquirer.

The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following historical financial statements and the accompanying notes, which are included elsewhere in this joint proxy statement/consent solicitation statement/prospectus:

•

the historical unaudited condensed consolidated financial statements of TLG as of and for the three months ended March 31, 2023 and the historical audited consolidated financial statements of TLG as of and for the year ended December 31, 2022; and

•

the historical unaudited condensed consolidated financial statements of Electriq as of and for the three months ended March 31, 2023 and the historical audited consolidated financial statements of Electriq as of and for the year ended December 31, 2022.

Management has made significant estimates and assumptions and has used methodologies that it believes are reasonable in its determination of the pro forma adjustments based on information available as of the date of this joint proxy statement/consent solicitation statement/prospectus. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, this financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination and related transactions taken place on the dates indicated, and the final amounts recorded are likely to differ and may differ materially from the information presented as additional information becomes available. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and related transactions based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

One-time direct and incremental transaction costs anticipated to be incurred prior to, or concurrent with, the Closing that are related to the raise of capital are reflected in the unaudited pro forma condensed combined balance sheet as a direct reduction to New Electriq’s additional paid-in capital, and the remaining transaction costs have been expensed. One-time direct and incremental transaction costs incurred in connection with the Business Combination allocated to the liability classified warrants are recorded as a charge to accumulated deficit.

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management has not identified any differences between the accounting policies of the two entities which, when conformed, would have a material impact on the financial statements of New Electriq. Certain reclassifications have been reflected to conform financial statement presentation as described in the notes to the pro forma condensed combined financial statements below.

2.    Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”).

The pro forma condensed combined financial information does not include an income tax adjustment. The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had New Electriq filed consolidated income tax returns during the periods presented.

Other Transaction Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet

The Other Transaction Adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2023 reflect the subsequent events, which are not included in the historical financial statements of Electriq as of that date; however, the Other Transaction Adjustments are contemplated to be completed prior to Business Combination and are therefore presented:

(a)

To reflect $17.0 million in cash received as part of the Pre-Closing Financings to be received prior to Closing in exchange for shares of Electriq common stock and Electriq cumulative preferred stock; upon consummation of the business combination these Electriq common shares and Electriq cumulative preferred shares will convert into 2,125,000 shares of Class A common stock and 850,000 shares of Series A preferred shares of New Electriq, respectively.

(b)

To reflect the Pre-Closing Loan Conversion in which approximately $10.1 million of loans payable (including $2.3 million of accrued interest) are converted into shares of Electriq common stock and Electriq cumulative preferred stock; upon consummation of the business combination these shares of Electriq common stock and shares of New Electriq preferred stock will convert into 1,266,250 shares of Class A common stock and 506,500 shares of New Electriq preferred stock, respectively.

Transaction Accounting Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet

The Transaction Accounting Adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2023 are as follows:

(c)	To reflect the release of cash currently invested in marketable securities held in the Trust Account.

(d)

To offset the potential reduction in cash related to Public Share redemptions, TLG intends to raise approximately $9.5 million as part of the Financing Transactions at Closing through the issuance of 950,000 shares of Class A common stock of New Electriq, and the issuance of 475,000 shares of New Electriq preferred stock.

(e)	To reflect $5.9 million in proceeds from the increase in the working capital loan used to pay transaction costs at Closing in connection with the Business Combination.

(f)

To reflect approximately $16.2 million in transaction costs related to legal, financial advisory and other professional fees which are expected to be incurred in connection with the Business Combination which have not been reflected in the historical financial statements presented for TLG and Electriq at March 31, 2023 as additional accrued expenses. Of the $16.2 million in transaction costs, approximately $9.7 million has been determined to be directly attributable to the raise of capital and has been reflected as an adjustment to additional paid in capital and the remaining $6.5 million has been expensed.

To reflect the aggregate cash payment of approximately $12.8 million at Closing for transaction costs incurred in connection with the Business Combination; approximately $9.0 million of transaction costs are expected to be deferred and subsequently paid within 12 months of the Closing pursuant to deferral agreements with various service providers.

(g)

To reflect the Working Capital Loan Conversion in which $9.8 million of working capital loans are converted into approximately 830,300 shares of Class A common stock, 415,150 shares of Series A preferred stock and 1,000,000 private placement warrants of New Electriq at Closing.

(h)	To reflect the waiver of the $14.0 million deferred underwriting commissions with RBC pursuant to the Underwriter Agreement Fee Waiver Letter Agreement dated May 10, 2023.

(i)	To reflect the conversion of Electriq’s SAFE notes into 4,071,699 shares of Class A common stock of New Electriq.

(j)

To reflect the conversion and exchange of Electriq’s warrants into 352,582 shares of Class A common stock; the warrants are expected to be exchanged on a cashless basis. The difference between the fair value of the warrants at the transaction date, which equaled the conversion price, and the historical carrying value of the warrants has been reflected in accumulated deficit.

(k)	To reflect the conversion of the Lawrie Note into 1,062,500 shares of Class A common stock and 425,000 shares of New Electriq preferred stock.

(l)	To reflect the cancellation of Private Placement Warrants and reclassification of Public Warrants recorded at fair value to equity as a result of the Business Combination.

Upon completion of the Business Combination, the surviving combined entity will only have a single class of participating securities. Therefore, in the event of a tender offer of more than 50% of outstanding equity, a change of control would occur and settlement of warrants in cash or other assets would not preclude equity classification under ASC 815-40-25. Further the Company notes that there are no settlement features that otherwise preclude the public warrants from being considered fixed-for fixed under ASC 815-40-15 and being considered equity classified under ASC 815-40-25 post-merger. Therefore, we have presented these warrants as equity classified instruments in post-merger pro forma statements.

(m)

To reflect the non-redemption of TLG’s common stock, including the issuance of 71,839 shares of New Electriq preferred stock at Closing to certain public stockholders subject to non-redemption agreements.

(n)	To reflect the conversion of shares of Electriq’s seed preferred stock and common stock into Class A common stock of New Electriq.

(o)	To reflect the reclassification of TLG’s historical accumulated deficit into additional paid-in capital as part of the reverse recapitalization.

(p)

To reflect the 50% redemption scenario whereby 3,974,203 shares of TLG Class A common stock are redeemed at approximately $10.00 per share in connection with the Business Combination along with interest from investments held in the Trust Account.

(q)

To reflect the maximum redemption scenario whereby an aggregate 7,804,727 shares of TLG Class A common stock are redeemed at approximately $10.00 per share in connection with the Business combination along with interest from investments held in the Trust Account.

Other Transaction Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The Other Transaction Adjustments included in the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2023 reflect the subsequent events, which are not included in the historical financial statements of Electriq as of that date; however, the Other Transaction Adjustments are contemplated to be completed prior to Business Combination and are therefore presented:

(a)

To reflect the elimination of interest expense related to the conversion of notes payable at Closing giving pro forma effect to the Business Combination as if it had occurred as of January 1, 2022 (refer to item (b) above in the Other Transaction Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet).

The Other Transaction Adjustments included in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2022 reflect the subsequent events, which are not included in the historical financial statements of Electriq as of that date; however, the Other Transaction Adjustments are contemplated to be completed prior to Business Combination and are therefore presented:

(aa)

To reflect the addition of $1.4 million in interest expense to reflect a full year of interest expense on existing notes payable. Additionally, to reflect the elimination of interest expense related to the conversion of notes payable at Closing giving pro forma effect to the Business Combination as if it had occurred as of January 1, 2022 (refer to item (b) above in the Other Transaction Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet).

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2023 are as follows:

(b)	To reflect the elimination of interest income related to the Trust Account, as it will not continue after the Business Combination.

(c)

To reflect the elimination of the change in fair market value of Electriq’s warrants and SAFE notes which were converted to Class A common stock in New Electriq giving pro forma effect to the Business Combination as if it had occurred as of January 1, 2022.

(d)

To reflect the elimination of the change in fair market value of Private Placement Warrants which were cancelled and the Public Warrants that were reclassified to equity giving pro forma effect to the Business Combination as if it had occurred as of January 1, 2022.

(e)

To reflect the elimination of the change in fair value of the working capital loan which was converted to Class A common stock in New Electriq giving pro forma effect to the Business Combination as if it had occurred as of January 1, 2022.

(f)

To reflect the elimination of the pre-2023 seed preferred stock dividends giving pro forma effect to the conversion of the seed preferred stock as part of the Business Combination as if it had occurred as of January 1, 2022.

(g)

To reflect three months of interest expense related to the cumulative Series A preferred stock dividends giving pro forma effect to the Business Combination as if it had occurred as of January 1, 2022.

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2022 giving effect to the Business Combination as if it had occurred as of January 1, 2022 are as follows:

(bb)	To reflect the elimination of interest income related to the Trust Account, as it will not continue after the Business Combination.

(cc)	To reflect the elimination of the change in fair market value of Electriq’s warrants and SAFE notes which were converted to Class A common stock in New Electriq.

(dd)

To reflect the elimination of the change in fair market value of Private Placement Warrants which were cancelled and the Public Warrants that were reclassified to equity giving pro forma effect to the Business Combination as if it had occurred as of January 1, 2022.

(ee)

To reflect the elimination of the change in fair value of the working capital loan which was converted to shares of Class A common stock in New Electriq, shares of Series A preferred stock in New Electriq and warrants in New Electriq.

(ff)

To reflect the elimination of the pre-2023 seed preferred stock dividends giving pro forma effect to the conversion of the seed preferred stock as part of the Business Combination as if it had occurred as of January 1, 2022.

(gg)

To reflect twelve months of interest expense related to the cumulative Series A preferred stock dividends giving pro forma effect to the Business Combination as if it had occurred as of January 1, 2022.

(hh)

To reflect $6.5 million in transaction costs related financial advisory, accounting and other professional fees that have been expensed in connection with the Business Combination, as these cost were previously not included in the historical financial statements presented as of December 31, 2022.

3.    Loss Per Share

Represents the net loss per share attributable to common stockholders calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business

Combination, assuming the shares were outstanding since January 1, 2022. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable in connection with the Business Combination have been outstanding for the entire period presented. For the no redemption and maximum redemption scenarios, this calculation is retroactively adjusted to eliminate such shares for the entire period presented.

The unaudited pro forma condensed combined financial information has been prepared assuming three alternative levels of redemption for the three months ended March 31, 2023 and for the year ended December 31, 2022 (in thousands, except share and per share amounts):

	Pro Forma Combined
	Assuming No Redemption	Assuming 50% Redemptions	Assuming Maximum Redemption
	(in thousands, except share and per share data)
For the Three Months Ended March 31, 2023
Net loss	$(10,322)	$(10,322)	$(10,322)
Net loss per share attributable to common shareholders	$(0.24)	$(0.27)	$(0.30)
Weighted average shares outstanding, basic and diluted (1)	42,251,184	38,276,981	34,446,457
Excluded Securities (2)
Public Warrants	13,333,333	13,333,333	13,333,333
Private Placement Warrants	1,000,000	1,000,000	1,000,000
RBC Warrants	2,000,000	2,000,000	2,000,000
Electriq Equity Incentive Plan	1,156,255	1,156,255	1,156,255
New Equity Incentive Plan Pool	4,823,049	4,381,471	3,955,857

	Pro Forma Combined
	Assuming No Redemption	Assuming 50% Redemptions	Assuming Maximum Redemption
	(in thousands, except share and per share data)
For the Year Ended December 31, 2022
Net loss	$(36,050)	$(36,050)	$(36,050)
Net loss per share attributable to common shareholders	$(0.85)	$(0.94)	$(1.05)
Weighted average shares outstanding, basic and diluted (1)	42,251,184	38,276,981	34,446,457
Excluded Securities (2)
Public Warrants	13,333,333	13,333,333	13,333,333
Private Placement Warrants	1,000,000	1,000,000	1,000,000
RBC Warrants	2,000,000	2,000,000	2,000,000
Electriq Equity Incentive Plan	1,156,255	1,156,255	1,156,255
New Equity Incentive Plan Pool	4,823,049	4,381,471	3,955,857

(1)	Diluted loss per share is the same as basic loss per share for both scenarios presented because the effects of potentially dilutive instruments were anti-dilutive as a result of the net loss.
(2)

The potentially dilutive outstanding securities were excluded from the computation of pro forma net loss per share attributable to common stockholders, basic and diluted, because their effect would have been antidilutive, or issuance or vesting of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the periods presented. Also, excludes shares of TLG Class A common stock to be reserved, subject to stockholder approval, in an amount equal to approximately 10% of the number of shares of outstanding TLG Class A common stock on a fully diluted basis as of immediately following the Closing pursuant to the Equity Incentive Plan.

TLG’S SPECIAL MEETING OF STOCKHOLDERS

In this section, “we,” “us,” and “our” refer to TLG prior to the Business Combination and to New Electriq following the Business Combination.

General

TLG is furnishing this joint proxy statement/consent solicitation statement/prospectus to TLG’s stockholders as part of the solicitation of proxies by the TLG Board for use at the Special Meeting of TLG stockholders in lieu of the 2023 annual meeting of TLG stockholders to be held on                    , 2023, and at any adjournment or postponement thereof. This joint proxy statement/consent solicitation statement/prospectus provides TLG’s stockholders with information they need to know to be able to vote or instruct their vote to be cast at the Special Meeting.

Date, Time and Place of Special Meeting

The Special Meeting in lieu of the 2023 annual meeting of stockholders will be held on                    , 2023, at                , Eastern Time, in virtual format.

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the Special Meeting if you owned shares of common stock at the close of business on                    , 2023, which is the TLG Record Date for the Special Meeting. You are entitled to one vote for each share of common stock that you owned as of the close of business on the TLG Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank, or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the TLG Record Date, there were 12,948,405 shares of common stock outstanding, of which 7,948,405 were Public Shares and 5,000,000 were shares of Class F common stock.

Purpose of the Special Meeting

At the Special Meeting, TLG is asking holders of TLG common stock to vote on the following proposals:

•	The Business Combination Proposal—To consider and vote upon a proposal to approve the Merger Agreement and the transactions contemplated thereby;

•	The Charter Proposal—To consider and vote upon a proposal to adopt the Proposed Charter in the form attached hereto as Annex B;

•

The Non-Binding Governance Proposals—To consider and vote upon seven separately presented proposals to approve certain governance provisions in the Proposed Charter and New Electriq’s bylaws, which are being separately presented in accordance with SEC guidance and which will each be voted upon on a non-binding advisory basis;

•

The NYSE Proposal—To consider and vote upon a proposal to approve, for purposes of complying with applicable listing rules of NYSE: (i) the issuance of shares of TLG common stock to Electriq equityholders pursuant to the Merger Agreement, together with shares of New Electriq common stock upon exercise of replacement warrants and options to purchase shares of New Electriq common stock issued to holders of Electriq’s warrants and options not exercised prior to the Merger; (ii) the issuance of shares of TLG common stock upon conversion of the Class F common stock and in connection with the Closing Financings, the Post-Closing Lawrie Investment, the Working Capital Loan Conversion and the Lawrie Notes Conversion; (iii) the reservation for issuance of the shares of New Electriq common stock issuable upon the conversion of shares of TLG preferred stock that are expected to be issued in connection with the closing of the Merger, the Closing Financings, the Post-Closing Lawrie

Investment, the Working Capital Loan Conversion, and the Lawrie Notes Conversion; and (iv) the reservation for issuance of the shares of New Electriq common stock upon the exercise of up to 1,000,000 warrants of New Electriq that are expected to be issued to satisfy up to $1,500,000 of the outstanding Working Capital Loans;

•

The Director Election Proposal—To consider and vote upon a proposal to elect the seven directors named in this joint proxy statement/consent solicitation statement/prospectus to serve on the Board until the 2024 annual meeting of New Electriq stockholders;

•	The Equity Incentive Plan Proposal—To consider and vote upon a proposal to approve and adopt the Equity Incentive Plan; and

•

The Adjournment Proposal—To consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary or desirable, at the determination of the TLG Board.

Vote of Sponsor and TLG’s Directors

TLG has entered into an agreement with Sponsor and TLG’s directors and officers, pursuant to which each agreed to vote all shares of TLG common stock owned by them in favor of each of the Proposals presented at the Special Meeting.

Sponsor and the other holders of Class F common stock have waived any Redemption Rights, including with respect to any Public Shares purchased in the TLG IPO or in the aftermarket, in connection with an initial business combination. The shares of Class F common stock and shares issuable upon exercise of the Private Placement Warrants held by Sponsor and the other holders of Class F common stock have no Redemption Rights upon our liquidation and will be worthless if no business combination is effected by us within the Completion Window. However, Sponsor and the other holders of Class F common stock are entitled to Redemption Rights upon our liquidation with respect to any Public Shares they may own.

Quorum and Required Vote for Proposals for the Special Meeting

A quorum of TLG stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if the holders of a majority of the voting power of all of the shares of capital stock of TLG entitled to vote at the Special Meeting as of the TLG Record Date is represented in person (including presence at a virtual meeting) or by proxy. Additionally, for each additional vote of holders of a class of common stock, voting as a separate class, required to approve the Charter Proposal, holders of shares representing a majority of the voting power of the outstanding shares of such class must be present, in person (including presence at a virtual meeting) or represented by proxy at the Special Meeting to constitute a quorum of such class for such votes. Abstentions and broker non-votes, if any, will be counted as present for the purpose of determining a quorum. As of the TLG Record Date, 6,474,203 shares of common stock would be required to achieve a quorum. Sponsor and the other holders of Class F common stock, who currently own approximately 38.6% of the issued and outstanding shares of TLG common stock, will count towards this quorum.

The approval of each of the Business Combination Proposal, the Non-Binding Governance Proposals, the NYSE Proposal, the Equity Incentive Plan Proposal and the Adjournment Proposal, if presented, requires the affirmative vote of a majority of the votes cast by the holders of Class A common stock and Class F common stock, present in person (including presence at a virtual meeting) or represented by proxy, voting as a single class. Accordingly, a stockholder’s failure to submit a proxy or vote in person (including presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote, if any, with regard to each of the Business Combination Proposal, the Non-Binding Governance Proposals, the NYSE Proposal, the Equity Incentive Plan Proposal or the Adjournment Proposal, if presented, will have no effect on such proposals. Sponsor and TLG’s independent directors have agreed to vote their shares of common stock in favor of the Business Combination Proposal presented at the Special Meeting.

The approval of the Charter Proposal requires the affirmative vote of (i) a majority of the outstanding shares of Class A common stock, voting separately as a single class; (ii) a majority of the outstanding shares of Class F common stock, voting separately as a single class; and (iii) a majority of the outstanding shares of Class A common stock and Class F common stock, voting together as a single class, in each case present in person (including presence at a virtual meeting) or represented by proxy. Accordingly, a stockholder’s failure to submit a proxy or vote in person (including presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote, if any, with regard to the Charter Proposal, will have the same effect as a vote “AGAINST” such proposal.

Directors are elected by a plurality of the votes cast by the holders Class F common stock, present in person (including presence at a virtual meeting) or represented by proxy, voting separately as a single class. This means that the director nominees who receive the most affirmative votes will be elected. Stockholders may not cumulate their votes with respect to the election of directors. Accordingly, a stockholder’s failure to submit a proxy or vote in person (including presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote, if any, with regard to the Director Election Proposal, will have no effect on the election of directors. The Business Combination is not conditioned on the approval of the Director Election Proposal. Notwithstanding the approval of each of the seven director nominees to the Board in the Director Election Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Director Election Proposal will not be effected.

Consummation of the Business Combination is conditioned on the approval of the Business Combination Proposal, the Charter Proposal, the NYSE Proposal and the Equity Incentive Plan Proposal, subject to the terms of the Merger Agreement. The Business Combination is not conditioned on the Director Election Proposal, the Non-Binding Governance Proposals or the Adjournment Proposal. If the Business Combination Proposal is not approved, the other Proposals (except the Adjournment Proposal) will not be presented to the stockholders for a vote.

It is important for you to note that in the event that the Business Combination Proposal, the Charter Proposal the NYSE Proposal or the Equity Incentive Plan Proposal do not receive the requisite vote for approval, TLG will not consummate the Business Combination. If TLG does not consummate the Business Combination and fails to complete an initial business combination within the Completion Window, it will be required to dissolve and liquidate the Trust Account by returning the then-remaining funds in such account to its public stockholders.

Recommendation of TLG Board of Directors

The TLG Board unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Business Combination, were advisable, fair to and in the best interests of TLG and its stockholders. Accordingly, the TLG Board unanimously recommends that its stockholders vote “FOR” each of the Business Combination Proposal, the Charter Proposal, the Non-Binding Governance Proposals, the NYSE Proposal, the Director Election Proposal, the Equity Incentive Plan Proposal and the Adjournment Proposal.

In considering the recommendation of the TLG Board to vote in favor of approval of the proposals, stockholders should keep in mind that Sponsor and TLG’s directors and officers have interests in such proposals that are different from or in addition to (and which may conflict with) those of TLG stockholders generally, including the fact that Sponsor and TLG’s directors and officers and their respective affiliates may experience a positive rate of return on their investment, even if TLG public stockholders experience a negative rate of return on their investment, due to having purchased the shares of Class F common stock for approximately $0.003 per share. Stockholders should take these interests into account in deciding whether to approve the proposals presented at the Special Meeting, including the Business Combination Proposal. See “The Business Combination—Interests of Sponsor and TLG’s Directors and Officers in the Business Combination” beginning on page 270.

Abstentions and Broker Non-Votes

Abstentions are considered present for the purposes of establishing a quorum and will have the same effect as a vote “AGAINST” the Charter Proposal. Broker non-votes, if any, are considered present for the purposes of establishing a quorum and will have the effect of a vote “AGAINST” the Charter Proposal. Abstentions and broker non-votes, if any, will have no effect on the Business Combination Proposal, the Non-Binding Governance Proposals the NYSE Proposal, the Director Election Proposal, the Equity Incentive Plan Proposal and the Adjournment Proposal.

In general, if your shares are held in “street” name and you do not instruct your broker, bank, or other nominee on a timely basis on how to vote your shares, your broker, bank, or other nominee, in its sole discretion, may either leave your shares unvoted or vote your shares on routine matters, but not on any non-routine matters. None of the proposals at the Special Meeting are expected to be “routine” matters. As such, without your voting instructions, your brokerage firm cannot vote your shares on any proposal to be voted on at the Special Meeting.

Voting Your Shares—Stockholders of Record

If your shares are owned directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, you are considered, with respect to those shares, the “stockholder of record.” If your shares are held in a stock brokerage account or by a bank or other nominee or intermediary, you are considered the beneficial owner of shares held in “street name” and are considered a “non-record (beneficial) stockholder.”

TLG stockholders of record may vote electronically at the Special Meeting or by proxy. TLG recommends that you submit your proxy even if you plan to attend the Special Meeting. If you submit a proxy, you may change your vote by submitting a later dated proxy before the deadline or by voting electronically at the Special Meeting.

If you are a TLG stockholder of record, you may use the enclosed proxy card to tell the persons named as proxies how to vote your shares. If you properly complete, sign and date your proxy card, your shares will be voted in accordance with your instructions. The named proxies will vote all shares at the Special Meeting for which proxies have been properly submitted and not revoked. If you sign and return your proxy card but do not mark your card to tell the proxies how to vote, your shares will be voted “FOR” each of the proposals presented at the Special Meeting.

Your shares will be counted for purposes of determining a quorum if you vote:

•	by submitting a properly executed proxy card (including via the Internet or by telephone); or

•	electronically at the Special Meeting.

Abstentions will be counted for determining whether a quorum is present for the Special Meeting.

Voting instructions are printed on the proxy card you received.

Voting Your Shares—Beneficial Owners

If your shares are held in an account at a brokerage firm, bank, or other nominee, then you are the beneficial owner of shares held in “street name” and this joint proxy statement/consent solicitation statement/prospectus is being sent to you by that broker, bank, or other nominee. The broker, bank, or other nominee holding your account is considered to be the stockholder of record for purposes of voting at the Special Meeting. As a beneficial owner, you have the right to direct your broker, bank, or other nominee regarding how to vote the shares in your account by following the instructions that the broker, bank, or other nominee provides you along with this joint proxy statement/consent solicitation statement/prospectus. Your broker, bank, or other nominee may have an earlier deadline by which you must provide instructions to it as to how to vote your shares. As a beneficial owner, if you wish to vote at the Special Meeting, you will need to bring to the Special Meeting a legal proxy from your broker, bank, or other nominee authorizing you to vote those shares. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares of common stock.

Revoking Your Proxy

If you are a stockholder of record and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

1.	you may send another proxy card with a later date;

2.	you may notify TLG’s Secretary in writing before the Special Meeting that you have revoked your proxy; or

3.

you may attend the Special Meeting and vote electronically by visiting and entering the control number found on your proxy card, instruction form or notice you previously received. Attendance at the Special Meeting will not, in and of itself, revoke a proxy.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

No Additional Matters

The Special Meeting has been called to consider the approval of the Business Combination Proposal, the Charter Proposal, the Non-Binding Governance Proposals, the NYSE Proposal, the Director Election Proposal, the Equity Incentive Plan Proposal and the Adjournment Proposal, if necessary. No additional proposals are expected to be submitted to stockholders at this time; however, if any additional proposals are submitted to a stockholder vote at the Special Meeting, the named proxies will vote your shares in their discretion on any such proposal.

Who Can Answer Your Questions About Voting Your Shares

If you are a stockholder and have any questions about how to vote or direct a vote in respect of your shares of TLG common stock, you may contact our proxy solicitor, Morrow Sodali LLC:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, CT 06902

Stockholders may call toll-free: (800) 662-5200

Banks and brokers may call collect: (203) 658-9400

Redemption Rights

Holders of Public Shares may seek to redeem their shares for cash, regardless of whether they vote for or against, or abstain from voting on, the Business Combination Proposal. Any stockholder holding Public Shares may require that TLG redeem such shares for a pro rata portion of the Trust Account (which, for illustrative purposes, was $            per share as of                    , 2023, the TLG Record Date), calculated as of two business days prior to the anticipated consummation of the Business Combination. If a holder properly seeks redemption as described in this section and the Business Combination with Electriq is consummated, TLG will redeem these shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own these shares following the Business Combination.

Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking Redemption Rights with respect to more than 15% of the Public Shares without the consent of TLG. Accordingly, all Public Shares in excess of 15% held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed for cash without the consent of TLG.

Sponsor and TLG’s directors and officers will not have Redemption Rights with respect to any shares of common stock owned by them, directly or indirectly in connection with the Business Combination.

TLG public stockholders may seek to redeem their shares for cash, regardless of whether they vote for or against, or abstain from voting on, the Business Combination Proposal. Holders may require redemption by delivering their stock, either physically or electronically using The Depository Trust Company’s DWAC System, to TLG’s transfer agent no later than the second business day preceding the vote on the Business Combination Proposal. If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $80.00 and it would be up to the broker whether or not to pass this cost on to the redeeming stockholder. In the event the proposed Business Combination is not consummated, this may result in an additional cost to stockholders for the return of their shares.

Holders of Units must elect to separate the Units into the underlying Public Shares and Public Warrants prior to exercising Redemption Rights with respect to the Public Shares. If a public stockholder wishes to exercise Redemption Rights and holds their Units in an account at a brokerage firm or bank, such public stockholders must notify their broker or bank that they elect to separate the Units into the underlying Public Shares and Public Warrants, or if a holder holds Units registered in its own name, the holder must contact Continental Stock Transfer & Trust Company, TLG’s transfer agent, directly and instruct it to do so.

Any request to redeem such shares, once made, may be withdrawn at any time up to the vote on the Business Combination Proposal. Furthermore, if a holder of a Public Share delivered its certificate in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that the transfer agent return the certificate (either physically or electronically).

If the Business Combination is not approved or completed for any reason, then TLG’s public stockholders who elected to exercise their Redemption Rights will not be entitled to redeem their shares for a pro rata portion of the Trust Account, as applicable. In such case, TLG will promptly return any shares delivered by public stockholders.

The closing price of Class A common stock on                     , 2023, the TLG Record Date, was $            . The cash held in the Trust Account on such date was approximately $             ($            per Public Share). Prior to exercising Redemption Rights, stockholders should verify the market price of TLG common stock as they may receive higher proceeds from the sale of their common stock in the public market than from exercising their Redemption Rights if the market price per share is higher than the redemption price. TLG cannot assure its stockholders that they will be able to sell their shares of TLG common stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.

If a holder of Public Shares exercises its Redemption Rights, then it will be exchanging its shares of TLG common stock for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you properly require redemption no later than the second business day preceding the vote on the Business

Combination Proposal by delivering your stock certificate (either physically or electronically) to TLG’s transfer agent prior to the vote at the Special Meeting, and the Business Combination is consummated.

Appraisal Rights

Stockholders of TLG do not have appraisal rights in connection with the Business Combination or the other Proposals under the DGCL.

Proxy Solicitation Costs

TLG is soliciting proxies on behalf of the TLG Board. This solicitation is being made by mail but also may be made by telephone or in person. TLG and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. TLG will bear the cost of the solicitation.

TLG has hired Morrow Sodali LLC to assist in the proxy solicitation process. TLG will pay that firm a fee of up to $             plus $             per call. Such payment will be made from non-trust account funds.

TLG will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. TLG will reimburse them for their reasonable expenses.

Sponsor and Other Holders of Class F Common Stock

As of                     , 2023, the TLG Record Date, Sponsor and the other holders of Class F common stock, including TLG’s independent directors, were entitled to vote an aggregate of 5,000,000 shares of Class F common stock. Such shares currently constitute 38.6% of the outstanding shares of TLG common stock.

Purchases of TLG Shares

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding TLG or its securities, Sponsor, Electriq, the Electriq equityholders and/or their respective affiliates may purchase Public Shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of TLG’s Class A common stock or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements to consummate the Business Combination where it appears that such requirements would otherwise not be met. While the exact nature of any such incentives has not been determined as of the date of this joint proxy statement/consent solicitation statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and, with Electriq’s consent, the transfer to such investors or holders of shares owned by Sponsor for nominal value.

Any such purchases would be made at a price no higher than the redemption price for the Public Shares, which is currently estimated to be $            per share. Any Public Shares so purchased would not be voted in favor of approving any of the Proposals and the holders of such shares would waive their Redemption Rights with respect to such shares. As of the date of this joint proxy statement/consent solicitation statement/prospectus, no agreements to such effect have been entered into with any such investor or holder. If such arrangements or agreements are entered into, TLG will disclose in a Current Report on Form 8-K prior to the Special Meeting the following information: (i) the amount of securities purchased in such transaction(s), along with the purchase price, (ii) the purpose of such purchases, (iii) the impact, if any, of the purchases on the likelihood that the Business Combination Proposal will be approved, (iv) the identities of security holders who sold such shares (if not purchased on the open market) or the nature of security holders (e.g., 5% security holders) who sold such shares, and (v) the number of securities for which TLG has received redemption requests pursuant to its redemption offer.

Entering into any such arrangements may depress the price of the TLG common stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Special Meeting.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the Business Combination Proposal and other proposals and would likely increase the chances that such proposals would be approved.

PROPOSAL NO. 1—THE BUSINESS COMBINATION PROPOSAL

In this section, “we,” “us,” and “our” refer to TLG prior to the Business Combination and to New Electriq following the Business Combination.

Overview

Holders of TLG common stock are being asked to approve the Merger Agreement and the transactions contemplated thereby, including the Business Combination. TLG stockholders should carefully read this joint proxy statement/consent solicitation statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, as amended by the First Amendment to Merger Agreement, the Second Amendment to Merger Agreement and the Third Amendment to Merger Agreement, which are attached to this joint proxy statement/consent solicitation statement/prospectus as Annex A, Annex A-1, Annex A-2 and Annex A-3, respectively. Please see the sections entitled “The Business Combination” and “The Merger Agreement” in this joint proxy statement/consent solicitation statement/prospectus for additional information regarding the Business Combination and a summary of certain terms of the Merger Agreement. You are urged to read the Merger Agreement carefully and in its entirety before voting on this proposal.

Vote Required for Approval

The affirmative vote of a majority of the votes cast by the holders of Class A common stock and Class F common stock, voting as a single class, present in person (including presence at a virtual meeting) or represented by proxy at the Special Meeting, is required to approve the Business Combination Proposal.

Failure to submit a proxy or vote in person (including presence at a virtual meeting) at the Special Meeting, abstentions and broker non-votes, if any, will have no effect on the Business Combination Proposal.

The Business Combination is conditioned upon the approval of the Business Combination Proposal, subject to the terms of the Merger Agreement. If the Business Combination Proposal is not approved, the other Proposals (except the Adjournment Proposal, as described below) will not be presented to the stockholders for a vote.

Recommendation of the Board of Directors

THE TLG BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE TLG STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

PROPOSAL NO. 2—THE CHARTER PROPOSAL

In this section, “we,” “us,” and “our” refer to TLG prior to the Business Combination and to New Electriq following the Business Combination.

Holders of TLG common stock are being asked to adopt the Proposed Charter in the form attached hereto as Annex B, which, in the judgment of the TLG Board, is necessary to adequately address the needs of New Electriq.

The following is a summary of the key changes effected by the Proposed Charter, but this summary is qualified in its entirety by reference to the full text of the Proposed Charter, a copy of which is included as Annex B:

•

Changes to Authorized Capital Stock—the Existing Charter authorized the issuance of 221,000,000 shares, consisting of (a) 220,000,000 shares of common stock, each with a par value of $0.0001 per share, including (i) 200,000,000 shares of Class A common stock, and (ii) 20,000,000 shares of Class F common stock, and (b) 1,000,000 shares of preferred stock. The Proposed Charter authorizes the issuance of                shares, each with a par value of $            per share, consisting of (a)                shares of common stock and (b)                shares of preferred stock, and eliminates the Class F common stock and any rights of holders thereof;

•

No Class Vote on Changes in Authorized Number of Shares of Stock—subject to the rights of the holders of any outstanding series of preferred stock, the number of authorized shares of common stock or preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of at least a majority of the stock entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL.

•

Required Vote to Amend the Bylaws—the Board has the power to adopt, amend or repeal New Electriq’s bylaws by approval of a majority of the entire Board. The stockholders of New Electriq may adopt, amend or repeal any provision of New Electriq’s bylaws by an affirmative vote of holders of at least two-thirds of the voting power of all the then outstanding shares of voting stock of New Electriq entitled to vote generally in an election of directors;

•

Director Removal—directors may be removed with or without cause by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of voting stock of the Corporation entitled to vote at an election of directors;

•	Action by Written Consent of Stockholders—stockholders are permitted to act by written consent without a meeting;

•	Officer Exculpation—the Proposed Charter would add a provision exculpating certain of the Company’s officers from liability in specific circumstances, as permitted by Delaware law; and

•	Removal of Blank Check Company Provisions—provisions applicable only to blank check companies, including business combination requirements will not be included.

Reasons for the Amendments

The TLG Board’s reasons for proposing each of these amendments to the Existing Charter is set forth below.

Changes to Authorized Capital Stock

Our Existing Charter authorizes the issuance of 221,000,000 shares, consisting of (a) 220,000,000 shares of common stock, including (i) 200,000,000 shares of Class A common stock, and (ii) 20,000,000 shares of Class F common stock, and (b) 1,000,000 shares of preferred stock. The Proposed Charter provides that New Electriq will be authorized to issue                shares, consisting of (a)                shares of common stock, $            par value per share, and (b)                shares of preferred stock, $            par value per share.

This amendment also increases the authorized number of shares because the TLG Board believes that it is important for New Electriq to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support our growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions). The shares would be issuable as consideration for the Business Combination and the other transactions contemplated by in this joint proxy statement/consent solicitation statement/prospectus, and for any proper corporate purpose, including future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans.

The TLG Board believes that these additional shares will provide us with needed flexibility to issue shares in the future in a timely manner and under circumstances we consider favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

No Class Vote on Changes in Authorized Number of Shares of Stock

The Existing Charter contains no specific provision regarding the required vote to change the authorized shares of any class of stock. The Proposed Charter provides that any vote with respect to the increase or decrease of the number of authorized shares of common stock or preferred stock (but not below the number of shares then outstanding) requires the affirmative vote of the holders of the majority of the stock of New Electriq entitled to vote thereon.

We believe that vesting the power to authorize changes in the authorized number of shares in the holders of stock entitled to vote will give New Electriq greater flexibility to use its share capital.

Required Vote to Amend the Bylaws

At present, our Existing Charter provides that our bylaws may be amended by the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. The Proposed Charter requires an affirmative vote of holders of at least two-thirds of the voting power of all the then outstanding shares of voting stock of New Electriq entitled to vote generally in an election of directors for the stockholders of New Electriq to adopt, amend or repeal New Electriq’s bylaws. We believe that supermajority voting requirements are appropriate at this time to protect all stockholders against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, TLG is cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of our common stock following the Business Combination. We further believe that going forward, a supermajority voting requirement encourages the person seeking control of New Electriq to negotiate with the board of directors to reach terms that are appropriate for all stockholders. Although we are seeking approval of this amendment for the reasons cited above, to the extent that there are one or a few large stockholders, if the Proposed Charter is approved, such stockholders may be able to prevent New Electriq’s stockholders from adopting, amending or repealing New Electriq’s bylaws.

Director Removal

At present, our Existing Charter provides that directors may be removed from office at any time, but only for cause. This amendment provides for the removal of directors with or without cause. We believe this enhances our corporate governance practices and provides stockholders with greater flexibility to remove directors from office.

Action by Written Consent of Stockholders

At present, our Existing Charter prohibits stockholders from acting by written consent. This amendment removes such prohibition. Additionally, New Electriq’s bylaws will provide that, subject to certain terms and conditions, stockholders are permitted to act by written consent. We believe amending the Existing Charter to remove the language prohibiting stockholders from acting by written consent will enhance our corporate governance practices.

Officer Exculpation

The State of Delaware recently enacted legislation that enables Delaware companies to limit the liability of certain of their officers in limited circumstances. In light of this update, we are proposing to include in the Proposed Charter a provision exculpating certain of New Electriq’s officers from liability in specific circumstances, as permitted by Delaware law. The new Delaware legislation only permits, and the Proposed Charter would only permit, exculpation for direct claims (as opposed to derivative claims made by stockholders on behalf of the corporation) and would not apply to breaches of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or any transaction in which the officer derived an improper personal benefit. The rationale for so limiting the scope of liability is to strike a balance between stockholders’ interest in accountability and their interest in New Electriq being able to attract and retain quality officers to work on its behalf.

We believe that there is a need for directors and officers to remain free of the risk of financial ruin as a result of an unintentional misstep. Therefore, taking into account the narrow class and type of claims for which officers’ liability would be exculpated, and the benefits we believe would accrue to New Electriq and its stockholders in the form of an enhanced ability to attract and retain talented officers, we believe that it is in the best interests of TLG and its stockholders to amend the Existing Charter as described above.

Removal of Blank Check Company Provisions

Our Existing Charter contains various provisions applicable only to blank check companies. This amendment eliminates certain provisions related to our status as a blank check company, which is desirable because these provisions will serve no purpose following the Business Combination. For example, these proposed amendments remove the requirement to dissolve New Electriq and allow it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for corporations and we believe it is the most appropriate period for New Electriq following the Business Combination. In addition, certain other provisions in our Existing Charter require that proceeds from the TLG IPO be held in the Trust Account until a business combination or liquidation of merger has occurred. These provisions cease to apply once the Business Combination is consummated.

Vote Required for Approval

If the Business Combination Proposal is not approved, the Charter Proposal will not be presented at the Special Meeting. The approval of the Charter Proposal requires the affirmative vote of (i) a majority of the outstanding shares of Class A common stock, voting separately as a single class; (ii) a majority of the outstanding shares of Class F common stock, voting separately as a single class; and (iii) a majority of the outstanding shares of Class A common stock and Class F common stock, voting together as a single class, in each case present in person (including presence at a virtual meeting) or represented by proxy. Failure to submit a proxy or vote in person (including presence at a virtual meeting) at the Special Meeting, abstentions, and broker non-votes, if any, will have the same effect as a vote “AGAINST” the Charter Proposal.

The Business Combination is conditioned upon the approval of the Charter Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Charter Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Charter Proposal will not be effected. The TLG Board will abandon the Charter Proposal in the event the Business Combination is not consummated.

A copy of the Proposed Charter, as will be in effect assuming approval of the Charter Proposal and upon consummation of the Business Combination and filing with the Secretary of State of the State of Delaware, is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex B.

Recommendation of the Board of Directors

THE TLG BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE TLG STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER PROPOSAL.

PROPOSAL NO. 3—THE NON-BINDING GOVERNANCE PROPOSALS

In this section, “we,” “us,” and “our” refer to TLG prior to the Business Combination and to New Electriq following the Business Combination.

Overview

Our stockholders are also being asked to vote on a separate proposal with respect to certain governance provisions in the Proposed Charter, which are separately being presented in accordance with SEC guidance and which will be voted upon on a non-binding advisory basis. We believe these provisions are necessary to adequately address the needs of New Electriq. Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, TLG and Electriq intend that the Proposed Charter in the form set forth on Annex B will take effect at consummation of the Business Combination, assuming adoption of the Charter Proposal. All stockholders are encouraged to read the section entitled “Comparison of Stockholders Rights” and the Proposed Charter and New Electriq’s bylaws in their entirety for a more complete understanding of the proposed changes.

Proposal 3A: Changes to Authorized Capital Stock

See “Proposal No. 2—The Charter Proposal—Reasons for the Amendments—Changes to Authorized Capital Stock” for a description and reasons for the amendment.

Proposal 3B: No Class Vote on Changes in Authorized Number of Shares of Stock

See “Proposal No. 2—The Charter Proposal—Reasons for the Amendments—No Class Vote on Changes in Authorized Number of Shares of Stock” for a description and reasons for the amendment.

Proposal 3C: Required Vote to Amend the Bylaws

See “Proposal No. 2—The Charter Proposal—Reasons for the Amendments—Required Vote to Amend the Bylaws” for a description and reasons for the amendment.

Proposal 3D: Director Removal

See “Proposal No. 2—The Charter Proposal—Reasons for the Amendments—Director Removal” for a description and reasons for the amendment.

Proposal 3E: Action by Written Consent of Stockholders

See “Proposal No. 2—The Charter Proposal—Reasons for the Amendments—Action by Written Consent of Stockholders” for a description and reasons for the amendment.

Proposal 3F: Officer Exculpation

See “Proposal No. 2—The Charter Proposal—Reasons for the Amendments—Officer Exculpation” for a description and reasons for the amendment.

Proposal 3G: Removal of Blank Check Company Provisions

See “Proposal No. 2—The Charter Proposal—Reasons for the Amendments—Removal of Blank Check Company Provisions” for a description and reasons for the amendment.

Vote Required for Approval

If the Business Combination Proposal is not approved, the Non-Binding Governance Proposals will not be presented at the Special Meeting. The approval of each of the Non-Binding Governance Proposals requires the affirmative vote of a majority of the votes cast by the holders of shares of Class A common stock and Class F common stock, voting as a single class, present in person (including presence at a virtual meeting) or represented by proxy at the Special Meeting. Failure to submit a proxy or vote in person (including presence at a virtual meeting) at the TLG Special Meeting, abstentions, and broker non-votes, if any, will have no effect on the Non-Binding Governance Proposals.

The Business Combination is not conditioned upon the approval of the Non-Binding Governance Proposals. Notwithstanding the approval of the Non-Binding Governance Proposals, if the Business Combination is not consummated for any reason, the actions contemplated by the Non-Binding Governance Proposals will not be effected.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, that the Proposed Charter and New Electriq’s bylaws, copies of which are attached to the joint proxy statement/consent solicitation statement/prospectus as Annex B and Annex C, in each case as set forth in Proposals No. 3A through 3G, respectively, and the amendments set forth therein, are hereby approved.”

Recommendation of the Board of Directors

THE TLG BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE TLG STOCKHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE NON-BINDING GOVERNANCE PROPOSALS.

PROPOSAL NO. 4—THE NYSE PROPOSAL

In this section, “we,” “us,” and “our” refer to TLG prior to the Business Combination and to New Electriq following the Business Combination.

Overview

Immediately prior to and in connection with the Business Combination, we intend to effect (subject to customary terms and conditions, including the closing of the Business Combination) (i) the issuance of shares of TLG common stock to Electriq equityholders pursuant to the Merger Agreement, together with shares of New Electriq common stock upon exercise of replacement warrants and options to purchase shares of New Electriq common stock issued to holders of Electriq’s warrants and options not exercised prior to the Merger; (ii) the issuance of shares of TLG common stock upon conversion of the Class F common stock and in connection with the Closing Financings, the Post-Closing Lawrie Investment, the Working Capital Loan Conversion and the Lawrie Notes Conversion; (iii) the reservation for issuance of the shares of New Electriq common stock issuable upon the conversion of shares of TLG preferred stock that are expected to be issued in connection with the closing of the Merger, the Closing Financings, the Post-Closing Lawrie Investment, the Working Capital Loan Conversion, and the Lawrie Notes Conversion; and (iv) the reservation for issuance of the shares of New Electriq common stock issuable upon the exercise of up to 1,000,000 warrants of New Electriq that are expected to be issued to satisfy up to $1,500,000 of the outstanding Working Capital Loans.

For more information, see the full text of the Merger Agreement, the First Amendment to Merger Agreement, the Second Amendment to Merger Agreement the Third Amendment to Merger Agreement, which are attached as Annex A, Annex A-1, Annex A-2 and Annex A-3, respectively. The discussion herein is qualified in its entirety by reference to such documents.

Why TLG Needs Stockholder Approval for Purposes of NYSE Listing Rule 312

We are seeking stockholder approval in order to comply with Section 312.03 of the NYSE’s Listed Company Manual in connection with the issuance (or reservation for issuance) of our Class A common stock described above. Under Section 312.03 of the NYSE’s Listed Company Manual, stockholder approval is required prior to the issuance of shares of common stock in certain circumstances, including if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance or if the issuance of more than 20% of the number of shares of common stock outstanding before issuance is issued to a single holder (which may constitute a change of control under the NYSE’s Listed Company Manual). In connection with the consummation of the Business Combination, we will issue a number of shares of common stock equal to or in excess of 20% of the number of shares of common stock outstanding before such issuance, and more than 20% of the number of shares of common stock outstanding before such issuance will be issued to a single holder.

Additionally, under Section 312.03 of the NYSE’s Listed Company Manual, stockholder approval is required prior to the issuance of shares if such issuance is to a Related Party (as defined in Section 312.03 of the NYSE’s Listed Company Manual) and the number of shares of common stock to be issued exceeds one percent of the number of shares of common stock outstanding before the issuance.

The shares of New Electriq common stock issuable upon conversion of the Lawrie Notes at Closing as part of the Business Combination and the issuance of shares of Class A common stock upon conversion of shares of Class F common stock, redemption of the New Electriq preferred stock expected to be issued at Closing and upon exercise of up to 1,000,000 warrants of New Electriq that are expected to be issued to satisfy up to $1,500,000 of the outstanding Working Capital Loans held by Related Parties, will exceed one percent of the number of shares of TLG common stock outstanding before the issuance, requiring stockholder approval.

Stockholder approval of the NYSE Proposal is also a condition to the closing under the Merger Agreement.

Vote Required for Approval

If the Business Combination Proposal is not approved, the NYSE Proposal will not be presented at the Special Meeting. The approval of the NYSE Proposal requires the affirmative vote of a majority of the votes cast by the holders of Class A common stock and Class F common stock, voting as a single class, present in person (including presence at a virtual meeting) or represented by proxy at the Special Meeting. Failure to submit a proxy or vote in person (including presence at a virtual meeting) at the Special Meeting, abstentions, and broker non-votes, if any, will have no effect on the NYSE Proposal.

The Business Combination is conditioned upon the approval of the NYSE Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the NYSE Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the NYSE Proposal will not be effected.

Recommendation of the Board of Directors

THE TLG BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE TLG STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE NYSE PROPOSAL.

PROPOSAL NO. 5—THE DIRECTOR ELECTION PROPOSAL

In this section, “we,” “us,” and “our” refer to TLG prior to the Business Combination and to New Electriq following the Business Combination.

Overview

Assuming the Business Combination Proposal, the Charter Approval Proposal and the NYSE Proposal are approved at the Special Meeting, stockholders are being asked to elect the seven directors named below to the Board, effective upon the closing of the Business Combination until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death. The election of these directors is contingent upon approval of the Business Combination Proposal, the Charter Proposal and the NYSE Proposal, and completion of the Business Combination. Electriq will designate five directors, at least four of whom shall meet NYSE director independence requirements and one shall be the Electriq’s Chief Executive Officer as of immediately prior to the Closing. Greensoil and Sponsor will each designate one director. Please see the sections entitled “Other Agreements—The Stockholders’ Agreement” in this joint proxy statement/consent solicitation statement/prospectus for additional information regarding Sponsor and Greensoil’s right to nominate a director each post-Closing.

Electriq has nominated Frank Magnotti, Carol Coughlin, Zainabu Oke, Neha Palmer and Kristina A. Peterson to serve as directors. Sponsor has nominated John Michael Lawrie. Greensoil has nominated Gideon Soesman. The following sets forth information regarding each nominee:

Frank Magnotti: Mr. Magnotti has served as the Chief Executive Officer of Electriq since September 2018 and as a member of the Electriq Board since October 2016. Mr. Magnotti is an energy technology executive, clean tech executive and health tech executive specializing in innovative products and technologies or disruptive business models that impact our world positively while making excellent returns for investors. Mr. Magnotti was the President, Founder and Chief Operating Officer of Comverge, Inc. (founded in 1998), believed to be the first pure play smart grid company to go public in 2007. Mr. Magnotti was the President and Chief Executive Officer of Fluitec International, LLC from 2010 – 2015 and spent 14 years (1983 – 1997) at AT&T Bell Labs / Lucent Technologies, Inc. in a variety of senior roles prior to founding Comverge, Inc. Companies Mr. Magnotti has led have won either Top Cleantech Company or Top Cleantech Innovation four times. Mr. Magnotti has special interests in smart grid, energy storage, energy efficiency, demand response, wind, solar, rotating machinery, biofuels, specialty additives and antioxidants. Mr. Magnotti has strong skills in engineering, research & development, program management, big data analytics, SaaS, product launch, global sales (he has set up sales channels in 69 countries), regulatory and energy markets, equity and debt fund raising including angel, venture capital, private equity, IPO, project finance and federal and state government programs. Mr. Magnotti has more than 30 years of C-Suite executive leadership experience leading, building and scaling energy and technology-related companies. Mr. Magnotti earned a Bachelors and Masters in Mechanical Engineering from The Cooper Union for the Advancement of Science and Art.

J. Michael Lawrie: In 2005, Mr. Lawrie founded The Lawrie Group, a private company providing consulting services on value creation and enterprise transformation, and related investment management services, and currently serves as the chief executive officer. Mr. Lawrie previously served as chairman, president, and chief executive officer of DXC Technology, a leading, independent end-to-end IT services company serving more than 6,000 global enterprise clients in more than 70 countries, from April 2017 to his retirement in March 2019. Prior to his employment at DXC, Mr. Lawrie served as president and chief executive officer of Computer Sciences Corporation from May 2012 to March 2017 and was appointed chairman in December 2015. Mr. Lawrie is a trustee of Drexel University, Philadelphia. Mr. Lawrie holds a B.A. in history from Ohio University and an MBA from Drexel University. Mr. Lawrie also received an honorary doctorate from the Shiv Nadar University in India. We believe Mr. Lawrie’s extensive public company leadership and enterprise transformation experience and network of relationships make him a valuable addition to our management team and board of directors.

Carol L. Coughlin: Ms. Coughlin has been the founder and Chief Executive Officer of BottomLine Growth Strategies, Inc., a business consulting firm focused on sustainable and profitable growth, since July 2006. From 2004 to

2006, she was the Chief Financial Officer of Woodhaven Health Services, Inc., a provider of pharmacy services. Ms. Coughlin has served on a number of boards including public, private, government, non-profits and advisory. Ms. Coughlin has been a member of the board of directors and the chair of audit committee of Hopebridge, LLC, a health care services provider, since September 2021; a member of the board of directors and the chair of audit committee of GoodCap Pharmaceuticals, Inc., a Canada based life sciences company, since February 2021; a director of ReadyCareConnect, Inc. (DBA, Trusty.care), a Medicare management company since November 2019; and a director, chair of financial affairs committee, a member of the executive committee and a member of the governance committee of University of Maryland Medical Center since February 2015. She was a director and chair of the audit committee of Vivos Therapeutics, Inc. (Nasdaq: VVOS), an international medical device company, from July 2019 to April 2020. Ms. Coughlin was appointed to the board of directors of Hamilton Bancorp, Inc. (Nasdaq: HBK), a public community bank, from August 2010 to April 2019 and served as the chairwoman of the board, the lead independent director and audit committee chair. Ms. Coughlin received a BS in Business/Accounting from Towson University and a Master’s in Business Administration from Loyola University Maryland. She is a Certified Public Accountant (active status, Maryland). We believe Ms. Coughlin’s extensive financial management, growth, mergers and acquisitions and board governance experience along with her knowledge of the local business community and active civic involvement makes her an invaluable member of the board of directors.

Neha Palmer: Ms. Palmer has been a member of the board of directors of Electriq since May 2019. She has been the Chief Executive Officer, co-founder and a director of TeraWatt Infrastructure, Inc., a company that develops and finances electric vehicle charging infrastructure in the United States, since March 2021. From January 2012 to March 2021, Ms. Palmer served as head of energy strategy, global infrastructure at Google LLC (formerly Google Inc.) (Google) where she led the team responsible for procurement of energy and electric infrastructure, risk management, energy trading operations, and sourcing as much renewable energy as possible to power Google’s global operations. Prior to joining Google, Ms. Palmer held several positions at PG&E Corp. (NYSE: PCG) from June 2010 to December 2011, the last being director of corporate development. She previously served as an investment banker for Goldman Sachs Inc. (NYSE: GS), serving clients in the electricity sector. Ms. Palmer has been a member of the board of directors of GoGreen Investments Corporation, a blank check company, since October 2021. Ms. Palmer holds a Bachelor’s degree in Civil Engineering from California Polytechnic State University, San Luis Obispo and an MBA from the Kellogg School of Management at Northwestern University. We believe that Ms. Palmer’s extensive experience with the energy and finance industries makes her an invaluable member of the board of directors.

Kristina A. Peterson: Ms. Peterson has been the Chief Executive Officer of Mayflower Partners, a cleantech financial advisory firm, since 2000. Ms. Peterson has led various solar energy investment companies, serving in senior investment, development, operations and asset management roles at Brookfield Renewable Partners (NYSE: BEP) and Terraform Power (Nasdaq: TERP) from 2015 to 2018, and serving in CEO, CFO and other senior management positions at EDF Renewable Energy, Suntech, and Greenwood Energy, a solar energy company, from 2007 to 2015. Prior to that, she was a project and structured finance investment banker for ABN AMRO Bank and Citibank for ten years in the energy, infrastructure and telecom industries. Ms. Peterson has served, and as a non-executive director, chair of the remuneration committee and a member of the audit committee of Invinity Energy Systems PLC (LSE: IES), a utility-scale battery energy storage company, since November 2021. She has been the co-chair of Women Corporate Directors Foundation, San Diego, a global group of women corporate board directors, since 2016 and has served on the board of Coalition for Green Capital, a non-profit with a mission to halt climate change by accelerating investment in clean energy technologies, since 2019. She has served on the advisory boards of Chargenet, a California-based EV charging and energy storage company, and Scanifly, a NY-based solar software company, since 2020. She was a director of Iteros, Inc., an energy management software firm, from 2015 to 2020, Greenwood Energy in 2014, Solar Electric Industry Association from 2011 to 2012, and Gemini Solar Development Company from 2007 to 2010. Ms. Peterson received her BS Business Administration from Boston University and her MBA from the University of Chicago Booth School of Business. She completed additional graduate coursework at MIT Sloan. We believe Ms. Peterson’s executive leadership experience in energy, technology, investment finance and banking organizations and board governance experience makes her an invaluable member of the board of directors.

Gideon Soesman: Mr. Soesman has been a member of the board of directors of Electriq since September 2018. He has been the co-founder and managing partner of GreenSoil, an investment company with a portfolio of funds focused on investing in companies in the agriculture, food and real estate sectors, since February 2011. Mr. Soesman was the managing director of GMS Capital, a boutique investment bank that helped companies raise funds and manage mergers and acquisitions, from December 2006 to December 2011. From August 2007 to March 2010, he was the co-founder and managing partner of Oasis Investments, a privately owned investment fund. Prior to GMS Capital, Gideon was responsible for all global merger and acquisition activities for a major division of Royal Philips Electronics from September 2000 to March 2007 and also held senior positions at Shaldor and Ergo. Mr. Soesman has been a member of the board of directors of Home365 Property Management, a property management & real estate investment company, since April 2021; a member of the board of directors of CropX Technologies LTD, an ag-analytics company, since July 2015; a member of the board of directors of Phenome Networks, a software platform to serve plant breeders, since October 2013; a member of the board of directors of TIPA, a packaging and containers manufacturing company, since May 2013. He also served on the boards of directors of Conservice ESG, an IT services and consulting company, from July 2021 to September 2021; Rootility, a biotechnology research firm, from January 2012 to September 2020; BioHarvest, a wellness and fitness services provider, from December 2011 to July 2020; EcoFer Fertigation Technologies Ltd., a renewable energy semiconductor manufacturing company, from May 2013 to December 2017. Mr. Soesman holds a B.A. in Economics from the Hebrew University, Jerusalem, and an M.A. in Business Administration from the Boston University/Ben-Gurion University of the Negev. We believe Mr. Soesman’s leadership experience in energy and technology sectors, extensive mergers and acquisition expertise and board governance experience makes him an invaluable member of the board of directors.

Zainabu Oke: Ms. Oke has served as an independent director for TLG since January 2022. Since October 2021, Ms. Oke has served as General Manager, Vice President of Car Care Automotive Services in Northern California for AAA Northern California, Nevada & Utah Insurance Exchange. Since July 2015, she has served in various Vice President roles for AAA Northern California, Nevada & Utah Insurance Exchange, including VP Organizational Readiness, VP Real Estate & Procurement, Controller, and Chief Internal Auditor. With profit and loss responsibility for the California market of Car Care Automotive Services, she directs all automotive services business operations and business development, including mergers, acquisitions, and integrations. Prior to that, Ms. Oke worked at Deloitte LLP (formerly Deloitte & Touche) for 22 years in various roles, most recently as an Audit Partner and Director. As a former audit partner with Deloitte, Ms. Oke has demonstrated extensive governance and risk management expertise through her work with corporate boards. Ms. Oke serves as a Board member and Audit Committee Chair of TLG and a Board member of Daily Harvest, a late-stage startup. She holds a Business Administration degree from University of Berkeley, Haas Business School and is a certified public accountant. We believe Ms. Oke’s expertise and experience in finance, accounting and auditing make her a valuable addition to the board of directors.

Vote Required for Approval

Approval of the Director Election Proposal will require the vote by a plurality of the shares of votes cast by the holders of Class F common stock present in person by virtual attendance or represented by proxy and entitled to vote at the Special Meeting voting separately as a single class. Abstentions will have no effect on the Director Election Proposal.

The Director Election Proposal is conditioned on the approval of the Business Combination Proposal, the Charter Proposal, the NYSE Proposal and the Equity Incentive Plan Proposal. Therefore, if the Business Combination Proposal, the Charter Proposal, the NYSE Proposal and the Equity Incentive Plan Proposal are not approved, the Director Election Proposal will not be presented to the stockholders for a vote.

Recommendation of the Board of Directors

THE TLG BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE TLG STOCKHOLDERS VOTE “FOR” EACH OF THE NOMINEES SET FORTH IN THE DIRECTOR ELECTION PROPOSAL.

PROPOSAL NO. 6—THE EQUITY INCENTIVE PLAN PROPOSAL

In this section, “we,” “us,” and “our” refer to TLG prior to the Business Combination and to New Electriq following the Business Combination.

Overview

The Equity Incentive Plan Proposal—to consider and vote upon a proposal to approve and adopt the Electriq Power Holdings, Inc. 2023 Equity Incentive Plan, which is referred to herein as the “Equity Incentive Plan,” a copy of which is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex G (such proposal, the “Equity Incentive Plan Proposal”).

The number of                 shares of Class A common stock that may initially be subject to awards granted under the Equity Incentive Plan will be equal to 10% of the aggregate number of shares of Class A common stock issued and outstanding immediately after the Closing (after giving effect to the Redemption Rights). On                     , 2023, the closing price on the NYSE of a share of Class A common stock, each of which shall be one share of New Electriq common stock after the Closing, was $            . The TLG Board approved the Equity Incentive Plan on November 13, 2022, subject to approval by TLG’s stockholders. If the Equity Incentive Plan is approved by our stockholders, then the Equity Incentive Plan will be effective upon the consummation of the Business Combination.

Considerations for the Approval of the Equity Incentive Plan

The Equity Incentive Plan incorporates corporate governance best practices to align our equity compensation program with the interests of our stockholders. Certain of the corporate governance best practices included in our Plan are as follows:

•

Restricted dividends on awards. The Equity Incentive Plan prohibits the payment of dividends in respect of an award (other than awards of restricted stock) prior to the time such award (or the applicable portion thereof) vests (and, in the case of performance awards, the applicable performance condition is achieved).

•

No repricing. Repricing of stock options and stock appreciation rights is not permitted without stockholder approval, except for adjustments with respect to certain specified extraordinary corporate transactions.

•

No “liberal” change in control definition. The change in control definition under the Incentive Plan is only triggered in those instances where an actual change in control occurs, such as a 50% or greater change in beneficial ownership (see “ —Change in Control,” below).

•	Clawback of awards. The Equity Incentive Plan provides that awards granted thereunder are subject to any clawback or recoupment policies that we have in effect from time to time.

Summary of the Equity Incentive Plan

The following is a summary of the material features of the Equity Incentive Plan. This summary does not purport to be complete and is subject to, and is qualified in its entirety by the full text of the Equity Incentive Plan, a copy of which is included as Annex G to this joint proxy statement/consent solicitation statement/prospectus.

Purpose

The purpose of the Equity Incentive Plan is to enable us to offer our employees, non-employee directors and other individual service providers long-term equity-based incentives in us, thereby attracting, retaining and rewarding such individuals, and strengthening the mutuality of interests between such individuals and our stockholders.

Eligibility

Persons eligible to participate in the Equity Incentive Plan will be officers, employees, non-employee directors and consultants of New Electriq and its subsidiaries as selected from time to time by the plan administrator in its discretion. As of the date of this joint proxy statement/consent solicitation statement/prospectus, approximately                  individuals will be eligible to participate in the Equity Incentive Plan, which includes approximately                  officers,                  employees who are not officers,                  non-employee directors and                  consultants.

Administration

The Equity Incentive Plan will be administered initially by the compensation committee of New Electriq’s board of directors, which will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, the number of shares to be covered by awards, the specific terms and conditions of each award, and the circumstances under which awards may be canceled, forfeited or suspended, subject to the provisions of the Equity Incentive Plan. To the extent permitted by applicable law, the plan administrator may also delegate to one or more officers of New Electriq the authority to grant awards to individuals who are not subject to the reporting and other provisions of Section 16 of the Exchange Act.

Share Reserve

Subject to the adjustment provisions contained in the Equity Incentive Plan, the number of shares of Class A common stock subject to awards that may initially be granted under the Equity Incentive Plan will be equal to ten percent (10%) of the aggregate number of shares of Class A common stock issued and outstanding immediately after the Closing (after giving effect to the Redemption Rights). Shares issuable under the Equity Incentive Plan may be authorized, but unissued, or reacquired shares of Class A common stock.

Shares underlying any awards under the Equity Incentive Plan that are forfeited, cancelled, held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding, satisfied without the issuance of stock or otherwise terminated (other than by exercise) will again be available for issuance under the Equity Incentive Plan. Shares underlying replacement awards (i.e., awards granted as replacements for awards granted by a company that we acquire or with which we combine) will not reduce the number of shares available for issuance under the Equity Incentive Plan.

Up to                 shares of Class A common stock may be issued upon the exercise of incentive stock options.

Annual Limitation on Awards to Non-Employee Directors

The Equity Incentive Plan limits non-employee director compensation, including cash fees and incentive equity awards (based on their grant-date fair value), to a maximum of (i) $750,000 for the first calendar year a non-employee director is initially appointed to the board of New Electriq, and (ii) $500,000 per each subsequent calendar year.

Types of Awards

The Equity Incentive Plan provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards (collectively, “awards”).

Stock Options. A stock option is a contractual right to purchase shares at a future date at a specified exercise price. The Equity Incentive Plan permits the granting of both options to purchase Class A common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify.

Options granted under the Equity Incentive Plan will be nonqualified options if they fail to qualify as incentive stock options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to employees of New Electriq and its subsidiaries. Nonqualified options may be granted to any persons eligible to receive awards under the Equity Incentive Plan.

The option exercise price of each option will be determined by the plan administrator but generally may not be less than 100% of the fair market value of Class A common stock on the date of grant or, in the case of an incentive stock option granted to a ten percent stockholder, 110% of such share’s fair market value. The term of each option will be fixed by the plan administrator and may not exceed ten years from the date of grant (or five years for an incentive stock option granted to a ten percent stockholder). The plan administrator will determine at what time or times each option may be exercised, including the ability to accelerate the vesting of such options.

Upon exercise of options, the option exercise price must be paid in full either in cash, check or cash equivalent, or by delivery (or attestation to the ownership) of shares of Class A common stock that are beneficially owned by the optionee free of restrictions or were purchased in the open market. Subject to applicable law, the exercise price may also be made by means of a broker-assisted cashless exercise. In addition, the plan administrator may permit nonqualified options to be exercised using a “net exercise” arrangement that reduces the number of shares issued to the optionee by the largest whole number of shares with fair market value that does not exceed the aggregate exercise price.

Stock Appreciation Rights. Stock appreciation rights entitle the recipient to shares of Class A common stock, or cash, equal to the value of the appreciation in the stock price of Class A common stock over the exercise price. The exercise price generally may not be less than 100% of the fair market value of Class A common stock on the date of grant. The term of each stock appreciation right will be fixed by the plan administrator and may not exceed ten years from the date of grant. The plan administrator will determine at what time or times each stock appreciation right may be exercised, including the ability to accelerate the vesting of such stock appreciation rights.

Restricted Stock. A restricted stock award is an award of Class A common stock that is subject to restrictions on transfer and a substantial risk of forfeiture established by the plan administrator. Unless otherwise provided in the applicable award agreement, a participant generally will not have the rights and privileges of a stockholder as to such restricted shares, including without limitation the right to vote such restricted shares and the right to receive dividends, if applicable.

Restricted Stock Units. A restricted stock unit is a right to receive Class A common stock at a future date in accordance with the terms of such grant upon the attainment of certain conditions specified by the plan administrator. Restrictions or conditions could include, but are not limited to, the attainment of performance goals, continuous service with New Electriq or its subsidiaries, the passage of time or other restrictions or conditions. The value of the restricted stock units may be paid in Class A common stock, cash, other securities, other property or a combination of the foregoing, as determined by the plan administrator.

The restricted stock unit award agreement will specify whether the award recipient is entitled to receive dividend equivalents with respect to the number of shares of Class A common stock subject to the award. Dividend equivalents may be converted into additional restricted stock units or settled in. Settlement of dividend equivalents may be made in the form of cash, Class A common stock, other securities, other property, or a combination of the foregoing. Prior to distribution, any dividend equivalents shall be subject to the same conditions and restrictions as the restricted stock units to which they are payable. Prior to the settlement of a restricted stock unit in Class A common stock, the award recipient will have no privileges as a stockholder of New Electriq, including voting rights, with respect to Class A common stock subject to the award.

Other Stock-Based Awards. Other stock-based awards may be granted either alone, in addition to, or in tandem with, other awards granted under the Equity Incentive Plan and/or cash awards made outside of the

Equity Incentive Plan. Other stock-based awards are valued in whole or in part by reference to our stock, including phantom stock and similar units.

Tax Withholding

Participants in the Equity Incentive Plan are responsible for the payment of any federal, state, or local taxes that New Electriq or its subsidiaries are required by law to withhold upon the exercise of options or stock appreciation rights or vesting of other awards. The plan administrator may cause any tax withholding obligation of New Electriq or its subsidiaries to be satisfied, in whole or in part, by the applicable entity withholding from shares of Class A common stock to be issued pursuant to an award a number of shares with an aggregate fair market value that would satisfy the withholding amount due. The plan administrator may also require any tax withholding obligation of the New Electriq or its subsidiaries to be satisfied, in whole or in part, by an arrangement whereby a certain number of shares issued pursuant to any award are immediately sold and proceeds from such sale are remitted to New Electriq or its subsidiaries in an amount that would satisfy the withholding amount due.

Equitable Adjustments

In the event of a merger, consolidation, recapitalization, stock split, reverse stock split, reorganization, split-up, spin-off, combination, repurchase or other change in corporate structure affecting shares of Class A common stock, the maximum number and kind of shares reserved for issuance or with respect to which awards may be granted under the Equity Incentive Plan will be adjusted to reflect such event, and the plan administrator will make such adjustments as it deems appropriate and equitable in the number, kind, and exercise price of shares of Class A common stock covered by outstanding awards made under the Equity Incentive Plan.

Change in Control

In the event of any proposed change in control (as defined in the Equity Incentive Plan), the plan administrator will take any action as it deems appropriate, which action may include, without limitation, the following: (i) the continuation of any award, if New Electriq is the surviving corporation; (ii) the assumption of any award by the surviving corporation or its parent or subsidiary; (iii) the substitution or replacement by the surviving corporation or its parent or subsidiary of equivalent awards; (iv) accelerated vesting of the award, with all performance objectives and other vesting criteria deemed achieved at targeted levels, and a limited period during which to exercise the award prior to closing of the change in control, or (v) settlement of any award for the change in control price (less, to the extent applicable, any per share exercise price).

Transferability

Unless determined otherwise by the plan administrator, an award may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner, except to a participant’s estate or legal representative, and may be exercised, during the lifetime of the participant, only by the participant. If the plan administrator makes an award transferable, such award will contain such additional terms and conditions as the plan administrator deems appropriate.

Prohibition on Repricing

Subject to the adjustment provision described above, the plan administrator may not directly or indirectly, through cancellation or re-grant or any other method, reduce, or have the effect of reducing, the exercise or hurdle price of any award established at the time of grant without approval of our stockholders.

Cancellation or “Clawback” of Awards

The plan administrator may, to the extent permitted by applicable law and stock exchange rules or by any of our policies (including any recoupment policy we may adopt from time to time or pursuant to the recoupment provisions in any award agreement), cancel or require reimbursement of any awards granted, shares issued or cash received upon the vesting, exercise or settlement of any awards granted under the Equity Incentive Plan or the sale of shares underlying such awards.

Term

The Equity Incentive Plan will become effective when adopted by the TLG Board and, unless terminated, the Equity Incentive Plan will continue in effect for a term of ten years.

Amendment and Termination

New Electriq’s board of directors may amend or terminate the Equity Incentive Plan at any time. Any such termination will not affect outstanding awards. No amendment, alteration, suspension, or termination of the Equity Incentive Plan will materially impair the rights of any participant, unless mutually agreed otherwise between the participant and New Electriq. Approval of the stockholders shall be required for any amendment, where required by applicable law, as well as (i) to increase the number of shares available for issuance under the Equity Incentive Plan and (ii) to change the persons or class of persons eligible to receive awards under the Equity Incentive Plan.

Form S-8

Following the consummation of the Business Combination, as soon as reasonably practicable once permitted by SEC rules, we intend to file with the SEC a registration statement on Form S-8 covering the New Electriq common stock issuable under the Equity Incentive Plan.

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations related to awards and certain transactions under the Equity Incentive Plan based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax considerations discussed below. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurances that the IRS or a court will not take a contrary position to that discussed below.

This discussion deals with the general federal income tax principles that apply and is provided only for general information. It does not describe all federal tax consequences under the Equity Incentive Plan, nor does it describe state, local, or foreign income tax consequences or federal employment tax consequences. It does not address all U.S. federal income tax considerations relevant to any particular recipient of an award or their particular circumstances, including the impact of the alternative minimum tax, the Medicare contribution tax on net investment income, or the Foreign Account Tax Compliance Act. This discussion also does not address the effects of other U.S. federal tax laws, such as estate and gift tax laws. We urge all participants to consult their own tax advisors as to the specific tax consequences of participation in the Equity Incentive Plan under federal, state, local and other applicable laws. In addition, we may be subject to limits on tax deductibility relating to compensation described herein under certain statutory provisions, including Sections 162(m) and 280G of the Code.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE EQUITY INCENTIVE PLAN. EACH AWARDEE IS URGED TO CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSIDERATIONS TO SUCH HOLDER OF ANY AWARD, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL NON-INCOME, STATE AND LOCAL AND NON-U.S. TAX LAWS.

Incentive Stock Options. No taxable income is generally realized by the optionee upon the grant or exercise of an incentive stock option. If shares of New Electriq common stock issued to an optionee pursuant to the exercise of an incentive stock option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then generally (i) upon sale of such shares, any amount realized in excess of the option exercise price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (ii) New Electriq will not be entitled to any deduction for federal income tax purposes; provided that such incentive stock option otherwise meets all of the technical requirements of an incentive stock option. The exercise of an incentive stock option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

If shares of New Electriq common stock acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a “disqualifying disposition”), generally (i) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares of New Electriq common stock at exercise (or, if less, the amount realized on a sale of such shares of New Electriq common stock) over the option exercise price thereof, and (ii) New Electriq will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive stock option is paid by tendering shares of New Electriq common stock.

If an incentive stock option is exercised at a time when it no longer qualifies for the tax treatment described above, the option is treated as a non-qualified option. Generally, an incentive stock option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.

Non-Qualified Options. No income is generally realized by the optionee at the time a non-qualified option is granted. Generally (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option exercise price and the fair market value of the shares of New Electriq common stock on the date of exercise, and New Electriq receives a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the shares of New Electriq common stock have been held. Special rules will apply where all or a portion of the exercise price of the non-qualified option is paid by tendering shares of New Electriq common stock. Upon exercise, the optionee will also be subject to Social Security taxes on the excess of the fair market value over the exercise price of the option.

Other Awards. The current federal income tax consequences of other awards authorized under the Equity Incentive Plan generally follow certain basic patterns: (i) stock appreciation rights are taxed and deductible in substantially the same manner as non-qualified options; (ii) nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant through a Section 83(b) election); and (iii) restricted stock units, dividend equivalents and other stock or cash based awards are generally subject to tax at the time of payment. New Electriq or our subsidiaries or affiliates generally should be entitled to a federal income tax deduction in an amount equal to the ordinary income recognized by the participant at the time the participant recognizes such income.

Parachute Payments. The vesting of any portion of an award that is accelerated due to the occurrence of a change in control (such as a corporate transaction) may cause all or a portion of the payments with respect to such accelerated awards to be treated as “parachute payments” as defined in the Code. Any such parachute payments may be non-deductible to New Electriq, in whole or in part, and may subject the recipient to a non-deductible 20% federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

New Equity Incentive Plan Benefits

No awards have been previously granted under the Equity Incentive Plan and no awards have been granted that are contingent on stockholder approval of the Equity Incentive Plan. The awards that are to be granted to any participant or group of participants are indeterminable at the date of this joint proxy statement/consent solicitation statement/prospectus because participation and the types of awards that may be granted under the Equity Incentive Plan are subject to the discretion of the plan administrator. Therefore, the awards (or associated benefits or amounts) that will be made to particular individuals or groups of individuals in the future under the Equity Incentive Plan are not currently determinable.

Vote Required for Approval

If the Business Combination Proposal is not approved, the Equity Incentive Plan Proposal will not be presented at the Special Meeting. The approval of the Equity Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by the holders of shares of Class A common stock and Class F common stock, voting as a single class, present in person (including presence at a virtual meeting) or represented by proxy at the Special Meeting. Failure to submit a proxy or vote in person (including presence at a virtual meeting) at the TLG Special Meeting, abstentions, and broker non-votes, if any, will have no effect on the Equity Incentive Plan Proposal.

The Business Combination is conditioned upon the approval of the Equity Incentive Plan Proposal. Notwithstanding the approval of the Equity Incentive Plan Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Equity Incentive Plan Proposal will not be effected.

Recommendation of the TLG Board

THE TLG BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE TLG STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE EQUITY INCENTIVE PLAN PROPOSAL.

PROPOSAL NO. 7—THE ADJOURNMENT PROPOSAL

In this section, “we,” “us,” and “our” refer to TLG prior to the Business Combination and to New Electriq following the Business Combination.

The Adjournment Proposal, if adopted, will allow the TLG Board to adjourn the Special Meeting to a later date or dates, if necessary or desirable, at the determination of the TLG Board. In no event will the TLG Board adjourn the Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under the Existing Charter and Delaware law.

Consequences if the Adjournment Proposal Is Not Approved

If the Adjournment Proposal is not approved by stockholders, the TLG Board may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes for the approval of the Business Combination Proposal, the Charter Proposal, the Director Election Proposal, the NYSE Proposal or the Equity Incentive Plan Proposal, or we determine that one or more of the closing conditions under the Merger Agreement are not satisfied or waived. If TLG does not consummate the Business Combination and fails to complete an initial business combination within the Completion Window (subject to the requirements of law), TLG will be required to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to its public stockholders.

Vote Required for Approval

The approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by the holders of shares of Class A common stock, present in person (including presence at a virtual meeting) or represented by proxy, voting as a single class.

Failure to submit a proxy or vote in person (including presence at a virtual meeting) at the Special Meeting, abstentions and broker non-votes, if any, will have no effect on the Adjournment Proposal.

The Business Combination is not conditioned upon the approval of the Adjournment Proposal.

Recommendation of the Board of Directors

THE TLG BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE TLG STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

INFORMATION ABOUT TLG

In this section “we,” “us,” “our” or the “Company” refer to TLG prior to the Business Combination and to New Electriq following the Business Combination.

Introduction

We are a blank check company incorporated on October 2, 2020 as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Prior to executing the Merger Agreement, our efforts were limited to organizational activities, completion of our initial public offering and the evaluation of possible business combinations. We have neither engaged in any operations nor generated any revenue to date. Based on our business activities, we are a “shell company” as defined under the Exchange Act because we have no operations and nominal assets consisting almost entirely of cash.

Company History

In October 2020, Sponsor paid $25,000, or approximately $0.003 per share, to cover certain expenses on our behalf in exchange for 8,625,000 shares of Class F common stock. Subsequently, in October 2020, Sponsor sold 431,250 shares of Class F common stock to Mr. Lawrie at their original purchase price, which were subsequently contributed by Mr. Lawrie to TLG Fund I, LP., an affiliate of Sponsor. In January 2021, Sponsor transferred 40,000 shares of Class F common stock to each of our independent director nominees at their original purchase price. On January 27, 2021, the Company effected a stock dividend of 0.15942029 of a share of Class F common stock for each outstanding share of Class F common stock, resulting in an aggregate of 10,000,000 shares of Class F common stock outstanding. Prior to the initial investment in the Company of $25,000 by Sponsor, the Company had no assets, tangible or intangible. The per share price of the Class F common stock issued to Sponsor was determined by dividing the amount of cash contributed to the Company by the number of shares of Class F common stock issued. The number of shares of Class F common stock issued was determined based on the expectation that the shares of Class F common stock would represent 20% of the outstanding shares of common stock upon completion of our initial public offering.

On January 12, 2022, a former director resigned, and the board appointed Zainabu Oke to the board. On January 12, 2022, Sponsor purchased 23,189 shares of Class F common stock from the former director. On January 18, 2022, Sponsor transferred 23,189 shares of Class F common stock to Ms. Oke as compensation at their original purchase price.

The registration statement for our initial public offering was declared effective on January 27, 2021. On February 1, 2021, we consummated our initial public offering of 40,000,000 Units, including 5,000,000 additional Units as a result of the underwriters’ exercise of their over-allotment option. The Units were sold at $10.00 per unit, generating gross proceeds to us of $400.0 million.

Simultaneously with the closing of our initial public offering, we consummated the private placement of 4,666,667 and 2,000,000 Private Placement Warrants to Sponsor and RBC, respectively, at a price of $1.50 per warrant, generating total proceeds to us of $10.0 million. Of the gross proceeds received from our initial public offering and our private placement, $400.0 million was placed into the Trust Account.

On December 19, 2022, TLG obtained stockholder approval to allow the Company to extend the time by which the Company must complete its initial business combination on a monthly basis up to six times from February 1, 2023 to August 1, 2023 by depositing into the Trust Account the lesser of (i) an aggregate of $600,000 or (ii) $0.06 for each issued and outstanding public share that has not been redeemed for each one-month Extension. As of December 31, 2022, Sponsor, an affiliate of Sponsor and our independent directors held an aggregate of 9,976,812 shares of Class F common stock and no shares of Class A common stock. In January

2023, Sponsor relinquished 5,000,000 shares of Class F common stock for no consideration in connection with the Extension, which shares of Class F common stock were cancelled. In connection with the Extension, 32,051,595 shares of Class A common stock were tendered for redemption. Pursuant to the Sponsor Agreement, Sponsor has agreed to (i) relinquish and cancel, for no consideration, 3,270,652 shares of Class F common stock and 4,666,667 Private Placement Warrants at the Closing and (ii) convert $1.5 million of Working Capital Loans into 1,000,000 Private Placement Warrants.

Initial Business Combination

The NYSE rules require that our initial business combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if any, and excluding the amount of any deferred underwriting discount held in trust) at the time of our signing a definitive agreement in connection with our initial business combination.

Redemption Rights for Holders of Public Shares

We are providing our public stockholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of the Business Combination at a per share price, payable in cash, equal to (i) the aggregate amount then on deposit in the Trust Account as of two business days prior to the closing, before payment of deferred underwriting commissions and including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by (ii) the number of then-outstanding Public Shares, subject to the limitations described herein. The amount in the Trust Account as of                     , 2023 is anticipated to be $             per public share. The Redemption Rights will include the requirement that any beneficial owner on whose behalf a redemption right is being exercised must identify itself in order to validly redeem its shares. There will be no Redemption Rights upon the completion of our initial business combination with respect to our Warrants. Sponsor, our officers and directors and an affiliate of Sponsor have entered into a letter agreement with us, pursuant to which they have agreed to waive their Redemption Rights with respect to any Class F common stock and any Public Shares held by them in connection with the completion of our initial business combination. RBC has also agreed not to redeem any such shares of our Class A common stock owned by it for which it has investment control in connection with a stockholder vote for our initial business combination. Sponsor, our officers and directors, an affiliate of Sponsor and RBC agreed to this waiver to induce potential targets to enter into a business combination. Such waivers are common in transactions of this type and Sponsor, our officers and directors, an affiliate of Sponsor and RBC did not receive separate consideration for the waiver.

Limitation on Redemption Rights

Our Existing Charter provides that in no event will we redeem our Public Shares in an amount that would cause our net tangible assets to be less than $5,000,001 upon consummation of our initial business combination. In the event the aggregate cash consideration we would be required to pay for all shares of Class A common stock that are validly submitted for redemption exceed the aggregate amount of cash available to us, we will not complete the initial Business Combination or redeem any shares, and all shares of Class A common stock submitted for redemption will be returned to the holders thereof.

Notwithstanding the foregoing, because we are seeking stockholder approval of the Business Combination and are not conducting redemptions in connection with the Business Combination pursuant to the tender offer rules, the Existing Charter provides that a holder of the Public Shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking Redemption Rights with respect to more than an aggregate of 15% of the Public Shares without TLG’s prior consent, which we refer to as the “15% threshold.” Accordingly, all Public Shares in excess of the 15% threshold beneficially owned by a public stockholder or group will not be redeemed for cash.

However, we will not be restricting our stockholders’ ability to vote all of their shares (including such shares in excess of the 15% threshold) for or against the Business Combination.

Submission of Business Combination to a Stockholder Vote

The Special Meeting is to solicit your approval of the Business Combination. TLG’s public stockholders are not required to vote against the Business Combination in order to exercise their Redemption Rights. If the Business Combination is not completed, then public stockholders who elected to exercise their Redemption Rights will not be entitled to receive such payments. TLG has entered into a letter agreement with Sponsor, officers, directors and an affiliate of Sponsor and a letter agreement with RBC, pursuant to which each agreed to vote all shares of TLG common stock owned by them in favor of the Business Combination Proposal presented at the Special Meeting.

Permitted Purchases of Our Securities

Because we are seeking stockholder approval of the Business Combination and we are not conducting redemptions in connection with the Business Combination pursuant to the tender offer rules, Sponsor, our directors, executive officers and advisors or their respective affiliates may purchase Public Shares or warrants in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination. There is no limit on the number of Public Shares or warrants such persons may purchase. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. In the event Sponsor, directors, executive officers and advisors or their respective affiliates determine to make any such purchases at the time of the stockholder vote relating to the Business Combination, such purchases could have the effect of influencing the vote necessary to approve such transaction. None of the funds in the Trust Account will be used to purchase Public Shares in such transactions. If they engage in such transactions, they will not make any such purchases when they are in possession of any material non-public information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act.

Any such purchases would be made at a price no higher than the redemption price for the Public Shares, which is currently estimated to be $            per share. Any Public Shares so purchased would not be voted in favor of approving any of the Proposals and the holders of such shares would waive their Redemption Rights with respect to such shares. As of the date of this joint proxy statement/consent solicitation statement/prospectus, there have been no agreements to such effect have been entered into with any such investor or holder. If such arrangements or agreements are entered into, TLG will disclose in a Current Report on Form 8-K prior to the Special Meeting the following information: (i) the amount of securities purchased in such transaction(s), along with the purchase price, (ii) the purpose of such purchases, (iii) the impact, if any, of the purchases on the likelihood that the Business Combination Proposal will be approved, (iv) the identities of security holders who sold such shares (if not purchased on the open market) or the nature of security holders (e.g., 5% security holders) who sold such shares, and (v) the number of securities for which TLG has received redemption requests pursuant to its redemption offer.

In the event that Sponsor, our directors, executive officers and advisors or their respective affiliates purchase shares in privately negotiated transactions from stockholders who have already elected to exercise their Redemption Rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. We do not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will comply with such rules.

The purpose of any such purchases of shares would be to satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of the Business

Combination, where it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the completion of the Business Combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of our shares of Class A common stock may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

Sponsor and our officers, directors and/or their affiliates anticipate that they may identify the stockholders with whom Sponsor and our officers, directors or their affiliates may pursue privately negotiated purchases by either the stockholders contacting us directly or by our receipt of redemption requests submitted by stockholders following our mailing of proxy materials in connection with the Business Combination. To the extent that Sponsor and our officers, directors, advisors or their respective affiliates enter into a private purchase, they would identify and contact only potential selling stockholders who have expressed their election to redeem their shares for a pro rata share of the Trust Account or vote against the Business Combination. Sponsor and our officers, directors and advisors or any of their respective affiliates would select which stockholders to purchase shares from based on the number of shares available, the negotiated price per share and such other factors as any such person may deem relevant at the time of purchase. The price per share paid in any such transaction may be different than the amount per share a public stockholder would receive if it elected to redeem its shares in connection with the Business Combination. Sponsor and our officers, directors and advisors or any of their respective affiliates will be restricted from purchasing shares if such purchases do not comply with Regulation M under the Exchange Act and the other federal securities laws.

Redemption of Public Shares and Liquidation if No Initial Business Combination

Our Existing Charter provides that we have 24 months from the closing of our IPO to complete an initial business combination (as such period may be extended pursuant to one additional monthly Extensions to August 1, 2023, the date that is 30 months from the closing of our IPO). If we have not completed an initial business combination within such Completion Window, we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, subject to lawfully available funds therefor, redeem 100% of the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and the TLG Board, dissolve and liquidate, subject in the case of clauses (ii) and (iii) to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no Redemption Rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete an initial business combination within the Completion Window.

Sponsor and our officers, directors and an affiliate of Sponsor have entered into a letter agreement with us, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to their shares of Class F common stock if we fail to complete an initial business combination by July 1, 2023 (as such period may be extended pursuant to one additional monthly Extension to August 1, 2023). However, if Sponsor, our officers and directors and such affiliate of Sponsor acquire Public Shares, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if we fail to complete an initial business combination within the Completion Window.

Sponsor and our officers and directors have agreed, pursuant to such letter agreement, that they will not propose any amendment to our Existing Charter (A) to modify the substance or timing of our obligation to allow redemption in connection with an initial business combination or to redeem 100% of the Public Shares if we do not complete an initial business combination within the Completion Window or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, unless we provide our public stockholders with the opportunity to redeem their shares of Class A common stock upon approval of any such amendment at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then-outstanding Public Shares. However, we may not redeem our Public Shares in an amount that would cause our net tangible assets to be less than $5,000,001 upon completion of our initial business combination (so that we do not then become subject to the SEC’s “penny stock” rules). If this optional redemption right is exercised with respect to an excessive number of Public Shares such that we cannot satisfy the net tangible asset requirement, we would not proceed with the amendment or the related redemption of our Public Shares at such time.

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the proceeds held outside the Trust Account, although we cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing our plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes, we may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If we were to expend all of the net proceeds of the TLG IPO and the sale of the Private Placement Warrants, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per share redemption amount received by stockholders upon our dissolution would be approximately $10.00. The proceeds deposited in the Trust Account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our public stockholders. We cannot assure you that the actual per share redemption amount received by stockholders will not be substantially less than $10.00. Under Section 281(b) of the DGCL, our plan of dissolution must provide for all claims against us to be paid in full or make provision for payments to be made in full, as applicable, if there are sufficient assets. These claims must be paid or provided for before we make any distribution of our remaining assets to our stockholders. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.

Although we have sought and will continue to seek to have all third parties, service providers (other than our independent registered public accounting firm), prospective target businesses and other entities with which we do business, execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our public stockholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. TLG’s independent registered public accounting firm did not execute an agreement with TLG waiving such claims to the monies held in the Trust Account.

In addition, there is no guarantee that any such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of our Public Shares, if we have not completed an initial business combination within the prescribed time frame, or upon the exercise of a redemption right in connection with an initial business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent registered public accounting firm) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay our taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriters of the TLG IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, Sponsor will not be responsible to the extent of any liability for such third-party claims. We have not independently verified whether Sponsor has sufficient funds to satisfy its indemnity obligations and believe that Sponsor’s only assets are securities of our company. Sponsor may not have sufficient funds available to satisfy those obligations. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay our taxes, and Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per share redemption price will not be substantially less than $10.00 per share.

We have sought and will continue to seek to reduce the possibility that Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all third parties, service providers (other than our independent registered public accounting firm), prospective target businesses and other entities with which we do business, execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. Sponsor will also not be liable as to any claims under our indemnity of the underwriters of the TLG IPO against certain liabilities, including liabilities under the Securities Act. In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from our Trust Account could be liable for claims made by creditors.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of our Trust Account distributed to our public stockholders upon the redemption of our Public Shares in the event we do not complete an initial business combination within the Completion Window may be considered a liquidating distribution under Delaware law. If the corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.

Furthermore, if the pro rata portion of our Trust Account distributed to our public stockholders upon the redemption of our Public Shares in the event we do not complete an initial business combination within the

Completion Window, is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution. If we have not completed an initial business combination within the Completion Window, we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, subject to lawfully available funds therefor, redeem 100% of the Public Shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then-outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and the TLG Board, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Accordingly, it is our intention to redeem our Public Shares as soon as reasonably possible following the end of the Completion Window and, therefore, we do not intend to comply with those procedures. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend well beyond the third anniversary of such date.

Because we will not be complying with Section 280, Section 281(b) of the DGCL requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the subsequent 10 years. However, because we are a blank check company, rather than an operating company, and our operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors (such as lawyers, investment bankers, etc.) or prospective target businesses. As described above, pursuant to the obligation contained in our underwriting agreement, we will seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses or other entities with which we do business, execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account. As a result of this obligation, the claims that could be made against us are significantly limited and the likelihood that any claim that would result in any liability extending to the Trust Account is remote. Further, Sponsor may be liable only to the extent necessary to ensure that the amounts in the Trust Account are not reduced below (i) $10.00 per public share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest withdrawn to pay taxes and will not be liable as to any claims under our indemnity of the underwriters of the TLG IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, Sponsor will not be responsible to the extent of any liability for such third-party claims.

If we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the Trust Account, we cannot assure you we will be able to return $10.00 per share to our public stockholders. Additionally, if we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by our stockholders. Furthermore, the TLG Board may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Our public stockholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of: (i) the completion of an initial business combination, and then only in connection with those Public

Shares that such stockholder properly elected to redeem, subject to the limitations described herein; (ii) the redemption of any Public Shares properly submitted in connection with a stockholder vote to amend our Existing Charter (A) to modify the substance or timing of our obligation to allow redemption in connection with an initial business combination or to redeem 100% of our Public Shares if we do not complete an initial business combination within the Completion Window or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity; and (iii) the redemption of all of our Public Shares if we have not completed an initial business combination within the Completion Window. In no other circumstances will a stockholder have any right or interest of any kind to or in the Trust Account. In the event we seek stockholder approval in connection with our initial business combination, a stockholder’s voting in connection with the business combination alone will not result in a stockholder’s redeeming its shares to us for an applicable pro rata share of the Trust Account. Such stockholder must have also exercised its Redemption Rights described above. These provisions of the Existing Charter, like all Provisions of the Existing Charter, may be amended with a stockholder vote.

Certain Canadian Securities Law Considerations

Common stock of TLG to be issued to Canadian resident shareholders of Electriq pursuant to the terms of the Merger Agreement will be issued in reliance upon exemptions from the prospectus requirements of applicable Canadian Securities Laws under section 2.11 of National Instrument 45-106 Prospectus Exemptions (“NI 45-106”). Such common stock will generally not be subject to any resale restrictions under applicable Canadian Securities Laws, provided that the following conditions are satisfied: (a) the issuer is and has been a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade; (b) the trade is not a control distribution; (3) no unusual effort is made to prepare the market or to create a demand for the security that is the subject of the trade; (4) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and (5) if the selling security holder is an insider or officer of the issuer, the selling security holder has no reasonable grounds to believe that the issuer is in default of Canadian Securities Laws (each as set out in Section 2.6(3) of National Instrument 45-102 Resale of Securities). However, TLG is not a reporting issuer in any province or territory in Canada and its securities are not listed on any stock exchange in Canada and, there is no current intention for TLG to become a reporting issuer in Canada. Therefore, the common stock may be subject to an unlimited seasoning period in Canada and in that case may only be sold pursuant to limited exemptions under applicable securities legislation. Each TLG stockholder is urged to consult the holder’s professional advisors with respect to restrictions applicable to trades in TLG common stock under applicable Canadian Securities Laws. See “Risk Factors.”

Facilities

We currently maintain our executive offices at 515 North Flagler Drive, Suite 520, West Palm Beach, Florida 33401 and our telephone number is (561) 945-8340. We consider our current office space adequate for our current operations.

Employees

We currently have three officers and do not have and do not intend to have any full-time employees prior to the completion of an initial business combination. Members of our management team are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed an initial business combination. The amount of time that members of our management will devote in any time period will vary based on whether a target business has been selected for an initial business combination and the current stage of the business combination process.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacity as such.

MANAGEMENT OF TLG

In this section “we,” “us,” “our” or the “Company” refer to TLG prior to the Business Combination and “TLG Board” refers to the board of directors of TLG prior to the Business Combination.

TLG’s current directors and executive officers are as follows:

Name	Age	Title
John Michael Lawrie	70	Chief Executive Officer, President, Chairman
David Johnson	69	Chief Financial Officer and Director
Jonathan Morris	47	Chief Development Officer
Edward Ho	60	Director
Kristin Muhlner	52	Director
Zainabu Oke	55	Director

John Michael Lawrie serves as our Chief Executive Officer, President and Chairman of the TLG Board. In 2005, Mr. Lawrie founded The Lawrie Group, a private company providing consulting services on value creation and enterprise transformation, and related investment management services. Mr. Lawrie previously served as chairman, president, and chief executive officer of DXC Technology, a leading, independent end-to-end IT services company serving more than 6,000 global enterprise clients in more than 70 countries, from April 2017 to his retirement in March 2019. Prior to his employment at DXC, Mr. Lawrie served as president and chief executive officer of Computer Sciences Corporation from May 2012 to March 2017 and was appointed chairman in December 2015. Mr. Lawrie is a trustee of Drexel University, Philadelphia. Mr. Lawrie holds a B.A. in history from Ohio University and an MBA from Drexel University. Mr. Lawrie also received an honorary doctorate from the Shiv Nadar University in India.

David Johnson serves as our Chief Financial Officer and a director. Mr. Johnson previously served first as senior managing director responsible for technology investments of Blackstone Group, one of the world’s leading investment firms, from 2013 to 2017, then as a senior advisor, from 2017 to 2020. Before joining Blackstone, Mr. Johnson served as senior vice president of Strategy at Dell Corporation and held various corporate and development and finance roles, including vice president of Corporate Development, at IBM. Currently, Mr. Johnson currently sits on the board of Mphasis Limited. Mr. Johnson earned his B.A. in English and his M.B.A. in Finance from Boston College. We believe Mr. Johnson’s deep experience as an investor in the technology sector and network of relationships make him a valuable addition to our management team and the TLG Board.

Jonathan Morris serves as our Chief Development Officer. He has served in the capacity of chief financial officer splitting his time between Twelve Seas Investment Company II, FreeCast, Inc. and Hush Aerospace since May 2020. Prior to that, Mr. Morris served in the capacity of chief financial officer at Imageware Systems, Inc. in 2020. In addition, from 2016 to 2019 Mr. Morris led principal investments and structuring as president and senior managing director at a large family office. From 2012 to 2016, Mr. Morris served as a director at The Blackstone Group, Inc. and on the board of SunGard AS from 2014 to 2016. From 2005 to 2012 he was in the Technology, Media, and Telecommunication Investment Banking Group of Credit Suisse. Mr. Morris began his career in 1997 within the private equity division of Lombard, Odier et Cie, private bank in Switzerland and subsequently went to work as an associate at GAIN Capital, a currency hedge fund from 1999 to 2003. Mr. Morris earned his B.S. in Economics and Finance from the University of Virginia and his M.B.A. from Georgetown University.

Edward Ho serves as an independent director. Mr. Ho served as executive vice president and general manager for DXC Technology Company (NYSE: DXC) from January 2018 until October 2020. Previously, Mr. Ho served on the board of directors of Fenergo, a privately held Fintech company that is a leading provider in compliance and data management solutions, from July 2019 to November 2020. In addition, Mr. Ho previously served as the president of Global Payment Solutions of D+H Corporation, a publicly traded, leading, global financial technology company, from April 2015 to November 2017, where he was responsible for leadership of its digital, global transaction banking business. From January 2013 to April 2015, Mr. Ho served as the president and chief operating officer of Fundtech Corporation, a private equity owned, leading provider of digital payments banking software and services, where he was responsible of sales, marketing, product management, development, professional services, customer support and certain general and administrative functions. Mr. Ho currently serves as the Chairman of QuadraGen, LLC, a lending software and services company formed in 2021. Mr. Ho earned his B.A. from Columbia College and his M.B.A. from The Wharton School of the University of Pennsylvania. We believe Mr. Ho’s experience in the financial services and technology industries makes him a valuable addition to the TLG Board.

Kristin Muhlner serves as an independent director. Ms. Muhlner currently serves on the board of directors for CSI, a position she has held since June 2017, and as chief executive officer of Affect Therapeutics, a position she has held since September 2020. In addition, Ms. Muhlner served as executive chairman of the board of directors of Skyword, Inc., a position she held from June 2019 to January 2021. Previously, from April 2017 to January 2019, Ms. Muhlner served as president and chief operating officer for Framebridge, Inc. Before joining Framebridge, Ms. Muhlner served as executive vice president of global revenue for Sprinklr from June 2015 to October 2016. Ms. Muhlner earned her B.A. in Economics from Rhodes College. We believe Ms. Muhlner’s expertise and experience in leading high-growth technology organizations make her a valuable addition to the TLG Board.

Zainabu Oke serves as an independent director. Ms. Oke serves as General Manager, Vice President of Car Care Automotive Services in Northern California for AAA Northern California, Nevada & Utah Insurance Exchange. Since July 2015, she has served in various Vice President roles for AAA Northern California, Nevada & Utah Insurance Exchange, including VP Organizational Readiness, VP Real Estate & Procurement, Controller, and Chief Internal Auditor. Prior to that, Ms. Oke worked at Deloitte LLP (formerly Deloitte & Touche) for 22 years in various roles, most recently as an Audit Partner / Director. We believe Ms. Oke’s expertise and experience in finance, accounting and auditing make her a valuable addition to the TLG Board.

Number, Terms of Office, Actions and Election of Officers and Director

The TLG Board currently consists of five members. Holders of our shares of Class F common stock will have the right to elect all of our directors prior to consummation of our initial business combination and holders of our Public Shares will not have the right to vote on the election of directors during such time. These provisions of the Existing Charter may only be amended if approved by holders of at least 90% of our outstanding TLG common stock entitled to vote thereon. Each of our directors will hold office for a two-year term. Subject to any other special rights applicable to the stockholders, any vacancies on the TLG Board may be filled by the affirmative vote of a majority of the remaining directors of the TLG Board or by a majority of the holders of our common stock (or, prior to our initial business combination, a majority of the holders of our shares of Class F common stock).

Our officers are elected by the TLG Board and serve at the discretion of the TLG Board, rather than for specific terms of office.

Director Independence

The NYSE listing standards require that a majority of the TLG Board be independent within one year of our initial public offering. An “independent director” is defined generally as a person that, in the opinion of the company’s board of directors, has no material relationship with the listed company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the company). We have three “independent directors” as defined in the NYSE listing standards and applicable SEC rules. The TLG Board has determined that Mr. Ho, Ms. Muhlner and Ms. Oke are independent under applicable SEC and NYSE rules. Mr. Ho’s role as a member of the limited partner advisory committee of TLG Fund I LP was considered in connection with the independence determination. Our independent directors have regularly scheduled sessions at which only independent directors are present.

Executive Officer and Director Compensation

None of our officers or directors has received any cash compensation for services rendered to us. In connection with their service, Sponsor transferred the Class F common stock held by each of our independent directors at their original purchase price. See “Beneficial Ownership of Securities” for a more complete description of the shares owned by our officers and directors. Our directors and officers will not receive any compensation in connection with the Business Combination.

Sponsor, officers and directors, or any of their respective affiliates, will be reimbursed for any reasonable out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on a suitable business combinations. The TLG audit committee will review on a quarterly basis all payments that were made by us to Sponsor, our officers and directors or our or their affiliates. After the completion of the Business Combination, any compensation to be paid to our directors and executive officers will be determined, or recommended to the New Electriq Board for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on the New Electriq Board.

We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.

Committees of the Board of Directors

The TLG Board has three standing committees: an audit committee; a compensation committee; and a nominating and corporate governance committee. Subject to phase-in rules and a limited exception, the rules of the NYSE and Rule 10A of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Subject to phase-in rules and a limited exception, the rules of the NYSE require that the compensation committee and the nominating and corporate governance committee of a listed company be comprised solely of independent directors. Each committee operates under a charter that has been approved by the TLG Board and has the composition and responsibilities described below.

Audit Committee

The TLG audit committee is composed entirely of independent directors. The members of the TLG audit committee are Ms. Oke, Mr. Ho and Ms. Muhlner. Ms. Oke serves as the chair of the audit committee.

Each member of the TLG audit committee meets the financial literacy requirements of the NYSE and the TLG Board has determined that Ms. Oke qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

•	audits of our financial statements;

•	the integrity of our financial statements;

•	our process relating to risk management and the conduct and systems of internal control over financial reporting and disclosure controls and procedures;

•	the qualifications, engagement, compensation, independence and performance of our independent registered public accounting firm; and

•	the performance of our internal audit function.

Compensation Committee

The members of the TLG compensation committee are Ms. Muhlner, Mr. Ho and Ms. Oke. Ms. Muhlner serves as the chair of the TLG compensation committee.

We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•	determining and approving the compensation of our executive officers; and

•	reviewing and approving incentive compensation and equity compensation policies and programs.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance are Mr. Ho, Ms. Muhlner and Ms. Oke. Mr. Ho serves as chair of the nominating and corporate governance committee.

We have adopted a nominating and corporate governance committee charter, which details the purpose and responsibilities of the nominating and corporate governance committee, including:

•

identifying, screening and reviewing individuals qualified to serve as directors and recommending to the board of directors candidates for nomination for election at the annual meeting of stockholders or to fill vacancies on the board of directors;

•	developing, recommending to the board of directors and overseeing implementation of our corporate governance guidelines;

•	coordinating and overseeing the annual self-evaluation of the board of directors, its committees, individual directors and management in the governance of the company; and

•	reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

Director Nominations

Our nominating and corporate governance committee recommends to the board of directors candidates for nomination for election at the annual meeting of the stockholders. Prior to the Business Combination, the board of directors will also consider director candidates recommended for nomination by holders of our shares of Class F common stock during such times as they are seeking proposed nominees to stand for election at an annual meeting of stockholders (or, if applicable, a special meeting of stockholders). Prior to the Business Combination, holders of our Public Shares will not have the right to recommend director candidates for nomination to the TLG Board.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, and in the past year has not served, (i) as a member of the compensation committee or board of directors of another entity, one of whose executive officers served on the TLG compensation committee, or (ii) as a member of the compensation committee of another entity, one of whose executive officers served on the TLG Board.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics applicable to our directors, officers and employees. A copy of the Code of Business Conduct and Ethics is available on our website. Any amendments to or waivers of certain provisions of our Code of Business Conduct and Ethics will be disclosed on such website promptly following the date of such amendment or waiver.

Corporate Governance Guidelines

The TLG Board has adopted corporate governance guidelines in accordance with the corporate governance rules of the NYSE. These guidelines cover a number of areas including board membership criteria and director qualifications, director responsibilities, board agenda, roles of the chairman of the board, chief executive officer and presiding director, meetings of independent directors, committee responsibilities and assignments, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning.

Conflicts of Interest

In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present business opportunities to a corporation if:

•	the corporation could financially undertake the opportunity;

•	the opportunity is within the corporation’s line of business; and

•	it would not be fair to our company and its stockholders for the opportunity not to be brought to the attention of the corporation.

Our Existing Charter provides that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of the company and such opportunity is one we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue.

Potential investors should also be aware of the following other potential conflicts of interest:

•

None of our officers or directors is required to commit his or her full time to our affairs and, accordingly, may have conflicts of interest in allocating his or her time among various business activities.

•

In the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to us as well as the other entities with which they are affiliated. Our management may have conflicts of interest in determining to which entity a particular business opportunity should be presented. For a complete description of our management’s other affiliations, see “—Directors and Executive Officers.”

•

Sponsor, our officers and directors and an affiliate of Sponsor have agreed to waive their Redemption Rights with respect to any shares of Class F common stock and any Public Shares held by them in connection with the consummation of an initial business combination. Additionally, Sponsor, our officers and directors and such affiliate of Sponsor have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any shares of Class F common stock held by them if we fail to complete an initial business combination within the Completion Window. However, if Sponsor, our officers and directors and such affiliate of Sponsor acquire Public Shares, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if we fail to complete an initial business combination within the Completion Window. If we do not complete an initial business combination within the Completion Window, the amount held in the Trust Account will be used to fund the redemption of our Public Shares, and the Private Placement Warrants will expire worthless. With certain limited exceptions, the shares of Class F common stock will not be transferable, assignable or salable by our initial stockholders until the earliest to occur of: (A) one year after the completion of an initial business combination; (B) subsequent to an initial business combination, if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after an initial business combination; and (C) the date following the completion of an initial business combination on which we complete a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of our public stockholders having the right to exchange their shares of common stock for cash, securities or other property. These limitations on transfer of the Class F common stock are being amended in the Sponsor Agreement. See “Other Agreements—Sponsor Agreement” for more details. With certain limited exceptions, the Private Placement Warrants and the Class A common stock underlying such warrants, will not be transferable, assignable or salable by Sponsor or its permitted transferees until 30 days after the completion of an initial business combination. Since Sponsor, our officers and directors and such affiliate of Sponsor may directly or indirectly own common stock and warrants following the TLG IPO, our officers and directors may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate an initial business combination or whether to liquidate and not complete an initial business combination.

•

Our officers and directors may negotiate employment or consulting agreements with a target business in connection with a particular business combination. These agreements may provide for them to receive compensation following an initial business combination and as a result, may cause them to have conflicts of interest in determining whether to proceed with a particular business combination.

•

Our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to an initial business combination.

For additional information on potential conflicts, please see “Interests of Sponsor and TLG’s Directors and Officers in the Business Combination” and “Proposal No. 5—The Director Election Proposal.”

The conflicts described above may not be resolved in our favor. The TLG Board was aware of the material terms of and considered these interests, among other matters, in evaluating the Business Combination and the Merger Agreement and in recommending to our stockholders that they vote in favor of the proposals presented, in the Business Combination Proposal.

Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities.

Below is a table summarizing the entities to which our executive officers and directors currently have fiduciary duties, contractual obligations or other material management relationships:

Individual	Entity	Entity’s Business	Affiliation
John Michael Lawrie	TLG Capital Management	Private Equity Fund	Chief Executive Officer and Portfolio Manager

	TLG Fund I, LP	Private Equity Fund	Chief Executive Officer

	The Lawrie Group, LLC	Investment Management	Chief Executive Officer

David Johnson	Mphasis Limited	Technology Services	Director

Jonathan Morris	FreeCast, Inc.	Technology Services	Chief Financial Officer, Director

Edward Ho	QuadraGen, LLC	Technology Services	Chief Executive Officer and Chairman

Kristin Muhlner	Computer Services, Inc.	Technology Services	Director

	Affect Therapeutics	Addiction Treatment	Chief Executive Officer

Zainabu Oke	Car Care Automotive Services	Automotive Services	General Manager, Vice President

Each of the entities listed in this table has priority and preference relative to our company with respect to the performance by each individual listed in this table of his obligations and the presentation by each such individual of business opportunities. In addition, the individuals listed above may have fiduciary duties to each listed entity.

Securities Authorized for Issuance Under Equity Compensation Plans

As of December 31, 2022, we had no equity compensation plans or outstanding equity awards. The following table is presented as of December 31, 2022 in accordance with SEC requirements:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights	Weighted Average Exercise Price of Outstanding Options and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	—	—	—
Equity compensation plans not approved by security holders	—	—	—

Limitation on Liability and Indemnification of Officers and Directors

Our Existing Charter provides that our officers and directors will be indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended. In addition, our Existing Charter provides that our directors will not be personally liable for monetary damages to us or our stockholders for breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the DGCL or unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors.

We have entered into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in Existing Charter. Our Existing Bylaws also permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit such indemnification. We purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgement in some circumstances and insures us against our obligations to indemnify our officers and directors. We believe that these provisions, the insurance and indemnity agreements are necessary to attract and retain talented and experienced officers and directors. These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement an damage awards against officers and directors pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

SELECTED HISTORICAL FINANCIAL INFORMATION OF TLG

TLG is providing the following selected historical financial information to assist you in your analysis of the financial aspects of the Business Combination.

The following table sets forth selected historical financial information derived from TLG’s consolidated statement of operations for the three months ended March 31, 2023 and 2022 and the years ended December 31, 2022 and 2021 and consolidated balance sheet data as of March 31, 2023, December 31, 2022 and 2021 included elsewhere in this joint proxy statement/consent solicitation statement/prospectus. The selected financial information as of and for the years ended December 31, 2022 and 2021 is derived from the audited historical statement of operations and audited balance sheet of TLG. The selected financial information as of and for the three months ended March 31, 2023 and 2022 is derived from the unaudited condensed statements of operations and unaudited condensed balance sheet of TLG. Such financial information should be read in conjunction with the audited and unaudited financial statements and related notes included elsewhere in this joint proxy statement/consent solicitation statement/prospectus.

The historical results of TLG included below and elsewhere in this joint proxy statement/consent solicitation statement/prospectus are not necessarily indicative of the future performance of TLG. You should read the following selected financial data in conjunction with “TLG Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes appearing elsewhere in this joint proxy statement/consent solicitation statement/prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2023	2022	2022	2021
Statement of Operations Data:
General and administrative expenses	$1,384,702	$74,233	$4,353,919	$4,332,947
General and administrative expenses—related party	21,000	20,500	83,500	78,000
Franchise tax expenses	50,000	88,844	238,894	209,995

Loss from operations	(1,455,702)	(183,577)	(4,676,313)	(4,620,942)
Offering costs associated with derivative warrant liabilities	—	—	—	(1,413,340)
Change in fair value of derivative warrant liabilities	(600,000)	6,600,000	9,800,000	23,933,330
Change in fair value of working capital loan—related party	457,919	—	689,630	—
Income from cash and investments held in Trust Account	612,374	32,647	5,683,750	23,684

Net income (loss) before income taxes	(985,409)	6,449,070	11,497,067	17,922,732
Income tax expense	(118,099)	—	(1,055,679)	—

Net income (loss)	$(1,103,508)	$6,449,070	$10,441,388	$17,922,732

Weighted average shares outstanding of Class A common stock	7,948,405	40,000,000	39,824,375	36,602,740

Basic and diluted net income (loss) per share of Class A common stock	$(0.08)	$0.13	$0.21	$0.39

Weighted average shares outstanding of Class F common stock	6,611,111	10,000,000	10,000,000	9,893,836

Basic and diluted net income (loss) per share of Class F common stock	$(0.08)	$0.13	$0.21	$0.39

	Three Months Ended March 31,		Year Ended December 31,
	2023	2022	2022	2021
Statement of Cash Flows Data:
Net cash used in operating activities	$(598,631)	$(1,377,023)	$(2,528,791)	$(2,211,797)
Net cash provided by (used in) investing activities	(1,430,713)	—	324,762,191	(400,000,000)
Net cash provided by (used in) financing activities	2,025,000	1,400,000	(322,262,141)	402,259,788

Balance Sheet Data (as of period end):
Total current assets	$170,871		$127,906	$154,145
Total assets	83,159,200		81,073,148	400,177,829
Total current liabilities	10,724,838		8,135,278	3,519,206
Total liabilities	26,124,838		22,935,278	28,119,206
Total stockholders’ deficit	(24,580,411)		(21,601,916)	(27,941,377)

TLG MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References in this section to “we,” “us,” “our” or the “Company” refer to TLG. References to our “management” or our “management team” refer to our officers and directors. The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with our audited financial statements for the years ended December 31, 2022 and 2021, our unaudited interim financial statements for the three months ended March 31, 2023 and 2022 and the notes related thereto which are included in this joint proxy statement/consent solicitation statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under the headings “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors” and elsewhere in this joint proxy statement/consent solicitation statement/prospectus.

Overview

We are a blank check company incorporated in Delaware on October 2, 2020. We were formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. We are an emerging growth company and, as such, we are subject to all of the risks associated with emerging growth companies. We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete our initial business combination will be successful.

Sponsor is TLG Acquisition Founder LLC, a Delaware limited liability company. The registration statement for the TLG IPO was declared effective on January 27, 2021. On February 1, 2021, we consummated our IPO of 40,000,000 Units, including 5,000,000 additional Units to cover over-allotments, at $10.00 per Unit, generating gross proceeds of $400.0 million, and incurring offering costs of approximately $22.7 million, of which $14.0 million was for deferred underwriting commissions. Effective as of May 10, 2023, RBC resigned from, and ceased or refused to act in, every capacity and relationship in which it was previously described in the joint proxy statement/consent solicitation statement/prospectus and waived its entitlement to the deferred underwriting fee of $14.0 million. RBC had not been formally retained in connection with the Business Combination. See the section entitled “Summary of the Joint Proxy Statement/Consent Solicitation Statement/Prospectus—Recent Developments” for additional information.

Simultaneously with the closing of the TLG IPO, we consummated the private placement (“Private Placement”) of 4,666,667 and 2,000,000 Private Placement Warrants to Sponsor and RBC, in its capacity as a purchaser of Private Placement Warrants, respectively, at a price of $1.50 per Private Placement Warrant, generating total proceeds of $10.0 million. Pursuant to the Sponsor Agreement, Sponsor has agreed to relinquish and cancel, for no consideration, its 4,666,667 Private Placement Warrants at Closing.

Upon the closing of the TLG IPO and the Private Placement, $400.0 million ($10.00 per Unit) of the net proceeds of the TLG IPO and certain of the proceeds of the Private Placement was placed in a Trust Account (approximately $79.5 million after giving effect to the Redemptions), and have been invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act, as determined by us. On December 28, 2022, we liquidated our portfolio of investments held in the Trust Account and converted it into cash held in the Trust Account.

Our management has broad discretion with respect to the specific application of the net proceeds of the TLG IPO and the sale of the Private Placement Warrants, although substantially all of the net proceeds have been applied generally toward consummating an initial business combination. There is no assurance that we will be able to complete an initial business combination successfully. We must complete one or more initial business combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if any, and excluding the amount of any deferred underwriting discount held in trust) at the time of the agreement to enter into the initial business combination. However, we will only complete an initial business combination if the post-business combination company owns or acquires 50% or more of the voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

If we are unable to complete an initial business combination by July 1, 2023 (as such period may be extended to August 1, 2023), we will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, subject to lawfully available funds therefor, redeem 100% of the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

Trust Account Redemptions and Extension of Combination Period

On December 19, 2022, we held a special meeting of stockholders at which such time our stockholders approved the proposal to amend our amended and restated certificate of incorporation giving the Company the right to extend the Business Combination Period on a monthly basis up to six times from February 1, 2023 to August 1, 2023 by depositing into the Trust Account the lesser of (i) an aggregate of $600,000 or (ii) $0.06 for each issued and outstanding Public Share that has not been redeemed for each one-month extension (the “Extension”). The Company has elected to extend the Business Combination deadline five times and has deposited $476,904 for each monthly extension, or approximately $2.4 million in the aggregate, into the Trust Account in order to extend the Business Combination deadline to July 1, 2023.

In connection with such vote, the holders of an aggregate of 32,051,595 Public Shares exercised their right to redeem their shares for an aggregate of approximately $324.4 million in cash held in the Trust Account. Additionally, upon stockholder approval of the Extension, our Sponsor agreed that it would relinquish for no consideration 5,000,000 shares of Class F common stock in connection with the Extension, which shares of Class F common stock will be cancelled (the “Forfeiture”). The Forfeiture occurred on January 30, 2023. Pursuant to the Sponsor Agreement, Sponsor has agreed to relinquish and cancel, for no consideration, 3,270,652 shares of Class F common stock at Closing.

Liquidity and Going Concern

As of March 31, 2023, we had approximately $15,406 in our operating bank account and a working capital deficit of approximately $9.3 million (excluding income and franchise taxes).

Our liquidity needs prior to the consummation of the TLG IPO were satisfied through the payment of $25,000 from our Sponsor to cover certain of our offering costs in exchange for issuance of Class F common stock, and a loan from our Sponsor of approximately $192,000 under a promissory note. We repaid the promissory note in full upon consummation of the Private Placement. Subsequent to the consummation of the TLG IPO, our liquidity has been satisfied through the net proceeds from the consummation of the TLG IPO and the Private Placement held outside of the Trust Account. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of our officers and directors may, but are not obligated to, loan us working capital loans as may be required. The Sponsor and the

Company executed a non-interest-bearing promissory note in May 2021, providing the Company the ability to borrow up to $2,000,000 (the “Original Note”). In March 2022, the Sponsor and the Company amended and restated the Original Note, providing the Company the ability to borrow up to $5,000,000. In September 2022, the Sponsor and the Company amended the Working Capital Loan, providing the Company the ability to borrow up to $8,000,000. In June 2023, Sponsor and TLG amended and restated the Second A&R Note, providing TLG the ability to borrow up to $10,000,000. The Company has drawn approximately $5.0 million under such loans as of March 31, 2023.

In connection with our assessment of going concern considerations in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 205-40, “Presentation of Financial Statements – Going Concern,” we have determined that the liquidity issue, mandatory liquidation and subsequent dissolution raises substantial doubt about our ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should we be required to liquidate after July 1, 2023 (as such period may be extended to August 1, 2023). The consolidated financial statements do not include any adjustment that might be necessary if we are unable to continue as a going concern.

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on our financial position, results of our operations and/or search for a target company, the specific impact is not readily determinable as of the date of the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax. Any share redemption or other share repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent we would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise will depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by us and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in our ability to complete a Business Combination.

Results of Operations

Three Months Ended March 31, 2023 and 2022

Our entire activity from inception up to March 31, 2023 was in preparation for our formation and the TLG IPO and, after the TLG IPO, identifying a target company for a Business Combination. We do not expect to be generating any operating revenues until the closing and completion of our initial Business Combination.

For the three months ended March 31, 2023, we had net loss of approximately $1.1 million, which consisted of approximately $0.6 million in interest income from cash and investments held in the trust account, partially offset by approximately $1.4 million in general and administrative expenses, non-operating expense of approximately $0.6 million resulting from changes in fair value of derivative warrant liabilities and convertible note, $118,099 in income tax expense and $50,000 in franchise tax expense.

For the three months ended March 31, 2022, we had net income of approximately $6.4 million, due largely to a noncash gain resulting from changes in fair value of derivative warrant liabilities of approximately $6.6 million, partially offset by operating expenses of $94,733 and $88,844 in franchise tax expense.

Years Ended December 31, 2022 and 2021

For the year ended December 31, 2022, we had net income of approximately $10.4 million, which consisted of approximately $5.7 million in interest income from investments held in the trust account and non-operating income of approximately $9.8 million resulting from changes in fair value of derivative warrant liabilities, approximately $690,000 resulting from changes in fair value of the Working Capital Loan partially offset by approximately $4.4 million in general and administrative expenses, approximately $239,000 in franchise tax expense and approximately $1.1 million in income tax expense.

For the year ended December 31, 2021, we had net income of approximately $17.9 million, due largely to a noncash gain resulting from changes in fair value of derivative warrant liabilities of approximately $23.9 million, partially offset by a non-operating expense of approximately $1.4 million related to offering costs for derivative warrant liabilities and operating expenses of approximately $4.6 million. Operating expenses consisted of approximately $4.3 million in general and administrative expenses, $78,000 in general and administrative expenses with related parties and $210,000 in franchise tax expenses.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than as described below.

Administrative Support Agreement

We entered into an agreement with an affiliate of Sponsor, pursuant to which we agreed to pay a total of $7,000 per month for office space, administrative and support services to such affiliate. Upon completion of an initial business combination or the liquidation, we will cease paying these monthly fees. We incurred approximately $21,000 and $21,000 in general and administrative expenses related to the agreement, which is recognized in the accompanying condensed consolidated statements of operations for the three months ended March 31, 2023 and 2022, respectively. We incurred approximately $84,000 and $78,000 in general and administrative expenses in the accompanying consolidated statements of operations in the year ended December 31, 2022 and for the period from October 2, 2020 (inception) through December 31, 2020, respectively, related to the administrative support agreement.

Sponsor, officers and directors, or any of their respective affiliates, will be reimbursed for any reasonable out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable initial business combinations. The TLG audit committee will review on a quarterly basis all payments that were made by us to Sponsor, officers, directors or any of their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of reasonable, out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

Underwriting Agreement

We granted the underwriter a 45-day option from the date of IPO to purchase up to 5,000,000 additional Units to cover over-allotments, if any, at the TLG IPO price less the underwriting discounts and commissions. The underwriter exercised its over-allotment option in full on February 1, 2021.

The underwriters were paid an underwriting discount of $0.20 per Unit, or $8.0 million in the aggregate, upon the closing of the TLG IPO. In addition, the underwriters are entitled to a deferred fee of $0.35 per Unit, or $14.0 million in the aggregate. Effective as of May 10, 2023, RBC resigned from, and ceased or refused to act in, every capacity and relationship in which it was previously described in the joint proxy statement/consent solicitation statement/prospectus and waived its entitlement to the deferred underwriting fee of $14.0 million. RBC had not been formally retained in connection with the Business Combination. See the section entitled “Summary of the Joint Proxy Statement/Consent Solicitation Statement/Prospectus—Recent Developments” for additional information.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Certain of our accounting policies are considered critical, as these policies are the most important to the depiction of our condensed consolidated financial statements and require significant, difficult or complex judgments, often employing the use of estimates about the effects of matters that are inherently uncertain. Actual results could materially differ from those estimates. We have identified the following critical accounting estimates:

Derivative Warrant Liabilities

We do not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. We evaluate all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to the FASB ASC Topic 480 “Distinguishing Liabilities from Equity” (“ASC 480”) and FASB ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The warrants issued in connection with the Public Warrants and the Private Placement Warrants are recognized as derivative liabilities in accordance with ASC 815. Accordingly, we recognized the warrant instruments as liabilities at fair value and adjust the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s consolidated statements of operations. The initial fair value of the Public Warrants and Private Placement Warrants have each been measured at fair value using a modified Black-Scholes option pricing model. The fair value of the Public Warrants and Private Placement Warrants has subsequently been determined using listed prices in an active market for such warrants. Derivative warrant liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities. Derivative warrant liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

Working Capital Loan-Related Party

We have elected the fair value option to account for borrowings under the Working Capital Loan with its affiliates. As a result of applying the fair value option, we recognize each borrowing, when drawn, at fair value with a gain or loss recognized at issuance, and subsequent changes in fair value are recognized as change in the fair value of Working Capital Loan-related party in the consolidated statements of operations. The fair value is based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own estimates about the assumptions a market participant would use in pricing the liability.

JOBS Act

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” and under the JOBS Act are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, the consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of the TLG IPO or until we are no longer an “emerging growth company,” whichever is earlier.

Quantitative and Qualitative Disclosures About Market Risk

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information otherwise required under this item.

INFORMATION ABOUT ELECTRIQ

Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer to Electriq and its subsidiaries prior to the consummation of the Merger. The following discussion should be read in conjunction with the information about Electriq contained elsewhere in this joint proxy statement/consent solicitation statement/prospectus, including the information set forth in Electriq’s consolidated financial statements and the related notes. Some of the information contained in this section or set forth elsewhere in this joint proxy statement/consent solicitation statement/prospectus, including information with respect to Electriq’s plans and strategy for its business, includes forward-looking statements that involve risks and uncertainties. You should read the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion.

Company Overview

Electriq’s mission is to design, assemble and deploy residential energy storage solutions to shape our world’s environmental and economic future that are prudent (acting with or showing care and thought for the future), panoramic (integrated energy storage solutions across geographies) and serve all demographics with parity (enable access to clean energy for all). Electriq’s PowerPod energy storage system, with its proprietary software and modular design, offers stakeholder benefits through the entire value chain: Homeowners receive energy resiliency that works with solar power systems, the electrical grid and home energy management systems and allows them to transition between modes of operation though a proprietary app; installers are able to enjoy an overall efficient installation through Electriq’s modular design and proprietary installation and commissioning app; and asset owners who own multiple systems are offered an array of metrics that allow them to monitor the systems in their fleet. Electriq’s turnkey solution also gives homeowners the ability to participate in automated demand response as well as other Grid Services, which can offset implementation costs and improve grid reliability. Further, Electriq’s solution is certified to meet the OpenADR industry standard, providing enhanced interoperability for a variety of available demand response programs. Areas with dense geographic deployments of energy storage systems are also able to boost the transmission and distribution benefits of these systems through Virtual Power Plants. We sell our integrated energy storage solutions through a network of channel partners, including solar & electrical distributors and installation companies, utility companies, municipalities, community choice aggregators, homebuilders and sustainable solutions developers, as well as through partnerships with large strategic corporations where they rebrand our products as white-label.

Electriq designs, assembles and deploys PowerPods, an energy storage system that stores energy from solar or the grid and contains a 7.6 kW hybrid inverter and Lithium Iron Phosphate batteries ranging in size from 10 kWh to 20 kWh and our PowerHub which contains the proprietary software providing seamless integration with solar, the grid and home energy management systems and supports multiple modes of operation as well as analytics and insights on energy production, consumption and storage. The PowerPod 2 provides cellular, ethernet or WiFi connectivity and is rated by the National Electrical Manufacturer Association for indoor or outdoor installation (referred to as NEMA 3R). Our PowerPod 2 is capable of being retrofitted to an existing solar system (AC-coupled) or installed as part of a new solar system (DC-coupled). Electriq’s proprietary software suite includes fleet management, installation and commissioning applications, in addition to consumer applications to monitor and control our energy storage systems.

Electriq firmly believes in enabling access to clean energy for all by developing partnerships with municipalities, community choice aggregators and sustainable solutions developers to provide sustainable and resilient solar microgrids to historically under-resourced communities. In its flagship sustainable community networks program, Electriq provides turnkey installation of solar, energy storage and software (“Projects”) to homeowners in those municipalities without FICO scores or credit checks. In exchange for agreeing to install a Project at their residence, the homeowner enters into a long-term Power Purchase Agreement (“PPA”) based upon production at a favorable per kWh price (below their existing utility rate) with fixed, not variable, annual escalations. Electriq partners with renewable project finance companies who can utilize certain incentives and tax credits to achieve appropriate risk-adjusted returns.

Industry

Traditionally, baseload electric power has been provided via a unidirectional, central plant generation model with transmission and distribution to end customers. With baseload power needs growing, the fragility of traditional grid infrastructure and the impacts of climate changes, we seek to partner with utilities to provide a distributed energy infrastructure that is more reliable, resilient and environmentally responsible.

According to the U.S. Environmental Protection Agency, of the total energy consumed in the United States, about 40% is used to generate electricity, which has a meaningful environmental impact on the country’s air, water and land. Carbon dioxide (CO2) emissions from fossil fuels for all energy needs are equal to about 75% of total U.S. anthropogenic greenhouse gas emissions. According to EuPD Research, homes using solar panels can reduce CO2 emissions by 45% and when a battery is added, CO2 emissions can be reduced by up to 85%.

The Energy Information Administration has noted that the historical cost of electricity has increased 3% per year on average from 2004 through 2020 and the year-over-year inflation rate in electricity services was 15.5% in September 2022 (U.S. Bureau of Labor Statistics). Numerous power outages related to unprecedented weather, natural disasters and preventative outages affected millions of people historically. With rising electricity rates, environmental challenges and a strained electrical grid, we believe that distributed energy resources are a critical part of the solution.

Clean energy sources, such as solar, can help alleviate a strained grid and improve one’s environmental impact. According to Wood Mackenzie and the Solar Energy Industries Association, in the United States, solar added the most generating capacity to the grid in 2019, 2020, 2021 and 2022 with 50% of all new electric capacity added to the grid in 2022 from solar, the largest such share in history.

New US electricity-generating capacity additions, 2010 - H1 2022

Source: Wood Mackenzie, US Energy Information Administration (for all other technologies)

The passage of the Inflation Reduction Act (“IRA”) on August 16, 2022 will likely favorably impact our growth. The IRA includes $369 billion for Climate Change and Energy Security, including long-term tax credits and incentives for a myriad of renewable energy and electrification technologies, which are further discussed below.

Residential solar installations and forecast, 2020-2027

Source: Wood Mackenzie

While renewable sources help to reduce overall greenhouse gas emissions from electricity production, a key challenge impacting adoption of renewable energy is the intermittent capacity that solar and wind generation exhibit when integrating into electrical power networks. Such unreliable integration can compromise the grid’s ability to deliver reliable electric power. Energy storage is critical to balance the existing grid infrastructure and support the successful integration of intermittent sources such as wind or solar. Energy storage mitigates the issue of intermittency by acting as a reserve in times when wind and solar generation is limited. As a result, as the electricity generation from wind and solar increases, the demand for energy storage solutions and related services is also expected to increase.

The adoption of energy storage has been increasing year-over-year, with approximately 3% of solar systems being paired or “attached” with energy storage in 2017, increasing to an estimated 9% in 2022 and projected to be approximately 29% in 2027.

Market Drivers for Energy Storage

Regulatory support for energy storage from federal and state levels has resulted in the growth of solar and storage deployments. At the federal level, the recent passing of the IRA restored a tax credit of up to 30% of the tax basis (generally costs incurred to construct the facility) of solar projects if those projects meet certain wage and apprenticeship requirements (or certain other conditions are met) and made solar projects eligible, once again, for tax credits related to the production of electricity at the facility. Specifically, for solar projects on which construction begins before January 1, 2025 (that are ultimately placed in service), these projects will, in general and subject to the satisfaction of certain other requirements, qualify for either “investment tax credit” (the “ITC”) or the “production tax credit,” though both could not be claimed in respect of a single project. In addition, with respect to those facilities that are placed in service on or after January 1, 2025 (and prior to the later of 2033 and the year after a specified greenhouse gas emissions reduction target is met), these facilities will be eligible for technology-neutral renewable energy tax credits.

The IRA also offers a bonus to these credits if certain requirements are met (or, related step-downs to these credits if certain requirements are not met). For example, the amount of the tax credits for which certain projects are eligible is increased if that project is placed in service in certain low-income communities or if that project includes a certain percentage of domestic content. For the ITC, this tax credit bonus could be up to 40 percentage points in certain circumstances, though a 20-percentage point bonus is more likely to be obtained by utility-scale solar projects. In general, the amount of the tax credit steps down if a project does not meet certain prevailing wage and apprenticeship requirements with respect to the construction of that project. The IRA also expanded the eligibility of these tax credits to technologies that previously were not eligible for renewable energy tax credits, including standalone battery storage installations. The federal tax code also generally permits accelerated depreciation of solar property, further enhancing project economics.

On a state level, there are certain energy storage incentives such as the Self Generation Incentive Program in California, Massachusetts’s Solar Massachusetts Renewable Target program or Maryland’s Energy Storage Income State Credit. Energy storage targets across the U.S. are also growing with eight (8) states having published targets to achieve over the next 2 to 13 years.

Source: State websites.

Grid connectivity complexity related to renewable energy and distributed energy infrastructure has resulted in variability of end-customer electricity demand. Accordingly, it has become very difficult to efficiently manage supply and demand. The solution is utilization of intelligent, responsive energy storage solutions, such as the PowerPod 2.

Resiliency has been growing in importance as weather patterns have become more unpredictable. New findings from the U.S. Department of Energy’s National Renewable Energy Laboratory and Clean Energy Group found that when the value of resilience is considered in preventing power outages, integrated solar-plus-storage projects become more attractive to end customers.

Consumer choice and perception are becoming more relevant as individuals are more focused on their utility bill savings, an increased need for energy independence, personal “green goals,” and a sense of security from being able to rely on their home energy storage system during outages from planned events and/or due to natural disasters.

Our Solutions

Our fully-integrated energy storage solutions provide hardware and software-enabled services to customers and the broader electrical grid, including (1) active monitoring and dynamic response to energy utilization on the grid, enabling our customers to avoid higher retail electricity pricing associated with time of use rates; (2) automated, real-time management of energy storage charge and discharge intervals to help align the utilization of power at home, including being prepared for planned and unplanned outages; (3) solving the issue of intermittency by effectively acting as a reserve during periods when wind and solar generation is reduced, unavailable or offline; and (4) where available, enhancing the economics of renewable projects by enabling participation in residential demand response programs (Grid Services).

The PowerPod 2 is an energy storage system that stores energy from solar or the grid and contains a 7.6 kW 120V / 240V hybrid inverter (7.6 kW continuous output power and 9.12 kW instant output power) and Lithium Iron Phosphate batteries (LiFePO4 or LFP) ranging in size from 10 kWh, 15 kWh and 20 kWh. The system is available in two formats to reach a larger customer base, including (1) DC-coupled for new solar + storage installations; and (2) AC-coupled for retrofitting existing solar-powered homes with storage. The inverter and batteries are incorporated into a National Electrical Manufacturer Association Type 3R-rated metal enclosure for indoor/outdoor installation. The system is fully certified under Underwriter Laboratories’ UL9540 and UL9540A guidelines for battery fire safety meeting certain ventilation requirements and effectiveness of fire protection (internal or external). Further, the PowerPod 2 is believed to be the first residential energy storage system with UL 9540 certification where the “factory is in the field”—meaning the PowerPod 2 components are shipped separately (on a single pallet) and installed on-site via a proprietary installation app versus larger, bulky systems produced in a traditional manufacturing facility. System connectivity is provided out-of-the-box with 4G LTE, Wi-Fi and Ethernet capabilities providing extensive communications redundancy.

Electriq’s suite of software offerings fully-integrate with our energy storage system to create a complete ecosystem. Electriq has developed software and applications for installers, end-customers (homeowners), fleet managers and grid service providers. Our cloud-enabled software platform: (1) is OpenADR-certified and is designed to ensure seamless, secure and reliable integration with a variety of grid services partners and enables Electriq to generate revenue from our energy storage assets for Grid Services and Virtual Power Plants; (2) enables customers to automatically switch between multiple modes of operation (energy arbitrage, backup power and self-supply) via a phone app to achieve personal energy goals; (3) provides increased security through the use of the Google Cloud Platform. In addition, our open protocol, through telemetry and cloud connectivity, allows for additional potential in bi-directional charging with electric vehicles and forward integrations into home energy management systems and smart appliances.

The PowerPod 2 is capable of storing and using inverted (AC) PV and non-inverted (DC) PV, in addition to accepting utility grid AC power as a charging source for the system. The PowerPod 2 will typically charge the batteries with excess solar power during daylight conditions and discharge power during periods of darkness or higher use and/or peak grid electricity rate periods. Once discharged, the batteries will idle until excess solar PV energy supply is available and will subsequently begin to recharge. An end-user will have the ability to program their system in three (3) different modes: (1) Backup mode to be always charged at 100% in the event of a power outage; (2) Self-supply mode to minimize overall grid usage and store excess solar energy produced; and (3) time-of-use mode which minimizes grid usage during more expensive peak or partial-peak times.

Competitive Strengths

Multi-Faceted Offering. To date, Electriq has been solely focused on developing and commercializing energy storage solutions for residential application. Our dedication to this sector has allowed us to become experts in energy storage. We designed the PowerPod to be cost effective, easy to install and service and adaptable to customers’ needs.

•

Software—Electriq has spent significant resources on the design, development and integration of our software platform. This includes the installer and consumer applications and web portals, built-in connectivity, fleet management software and Open ADR-certified protocol for grid service partners.

•

Ease of Installation—We have designed the PowerPod 2 to allow for an overall efficient installation. The system’s hardware is delivered in a modular fashion, whereby each component is installed separately, as opposed to a very large and heavy system. Further, installers have an application that guides them through the entire process, ensuring a correct and safe installation process, which is ultimately validated on the app. We believe these unique features result in lower time of install and future “truck rolls” savings costs for both the installer and homeowner.

•	Adaptability:

•	Multiple modes of operation which can be toggled by the homeowner via a phone application or website portal;

•	Compatible with AC-coupled or DC-coupled solar PV systems, allowing for flexibility and wider application for installers;

•	Solar is not required to charge the PowerPod battery;

•	Our 7.6 kW inverter offers ample power;

•	Our 10 kWh, 15 kWh or 20 kWh of battery capacity offerings provide flexibility for market requirements; and

•	We exclusively use Lithium Iron Phosphate (LiFePO4) chemistry in our batteries which is safer (significantly lower fire risk compared to Lithium Ion) and reliable

Availability. Electriq closely monitors inventory on-hand, forecasted demand and the broader market for component availability. Electriq has taken steps to ensure that the availability of supply will not inhibit our future growth. Electriq has forwardly reserved over 7,000 units (assumes an average unit size of 15 kWh) of battery capacity and has additional component suppliers being evaluated and qualified. We believe our availability of reliable supply is a competitive advantage.

Leading Management Team. We have an experienced leadership team with a demonstrated track record of execution and over 120 years of accumulated experience in distributed energy, technology development, new market commercialization, renewable project development and Grid Services operations. Our Chief Executive Officer was a founder of Comverge, a pioneer of Virtual Power Plants and believed to be the first pure-play smart grid company to go public.

Growth Strategy

Our growth strategy is focused on leveraging our competitive strengths and expanding our core business of developing and deploying our solutions on a recurring basis to installers, distributors, municipalities, renewable project developers, utilities, homebuilders and white-label corporates, through the following strategies:

Focus on Innovation. We continue to enhance our software platform in core areas such as predictive analytics and controls, networked energy operations and Grid Services, integrations with smart appliances, home management solutions and electric vehicle charging, weather predictions and utility rate tables. Electriq is also designing next generation products which will have an improved (smaller) form factor resulting in space saving in a home and a reduction in cost.

Diverse Supply Chain. Electriq is currently sourcing primary components from OEMs primarily based in China. This subjects our company to certain tariffs and shipping costs. We are evaluating second sources of these main components both inside and outside of China as a way to diversify our supply chain, ensure production capabilities and lower costs.

Virtual Power Plant Development. We firmly believe that dense geographic deployments maximize the transmission and distribution benefits for Virtual Power Plants. Virtual Power Plants are aggregated energy storage systems that supply energy to the grid and reduce the electricity needed. As Electriq continues to deploy energy storage systems in dense geographic areas, we will work with utilities and other load servicing entities to share data and balance the power level, removing stress from the grid. We believe this will unlock future revenue opportunities underpinned by our OpenADR compliant software and create value for our stockholders.

Additional Long-Term Service Offerings. We have additional end-market opportunities in other applications for storage such as electric vehicle (“EV”) bi-directional charging integration. With the transition to EVs continuing to accelerate, we are testing compatibility with electric vehicle OEMs to fully power the home with EV batteries and stationary energy storage. In addition, Electriq is evaluating small-scale commercial energy storage solutions as a way to diversify its offerings, while still being focused on energy storage.

Our Customers

We operate in the Behind-the-Meter market, which means our systems are installed at customer locations and provide power that can be used on-site without requiring interaction with the electric grid and generally without generating energy that passes through a utility electric meter. We seek to maximize value by providing a fully-integrated solution that reduces spending on utility bills, enhances the economics of solar energy and provides reliable backup power.

Competition

The energy storage industry is competitive, and new regulatory requirements for carbon emissions, technological advances, the lower cost of renewable energy, improving battery technology and shifting customer demands are causing the industry to rapidly evolve and expand. There is rising demand for clean electric power solutions that can provide electric power with lower carbon emissions with high availability. This industry transformation has created complexity and variability of end-customer electricity demand resulting in an opportunity for an increased role for energy storage solutions like ours.

We compete with several large competitors already successful in selling energy storage solutions, most notably: Tesla, LG Energy Solutions, Enphase Energy, Generac, SolarEdge Technologies and SunPower. We believe our competitive strengths, including efficient installation, multiple modes of operation, adaptability, cost and availability, allow us to compete well in the electricity storage market. Some of our competitors have significantly greater financial capacity, product development, manufacturing capabilities, marketing resources and name recognition than we do. However, while our competitors typically focus on the development and commercialization of hardware offerings, our software-centric approach provides value throughout the value chain, from installers, fleet managers, consumers and utilities.

Sales, Marketing and Partnerships

Electriq leverages our networks and expertise to maintain direct relationships and forge partnerships with new enterprises. We have developed three primary go-to-market strategies to capture a large addressable market:

Sustainable Community Networks. Electriq partners with municipalities and townships to develop turnkey solutions for the community’s homeowners which includes solar, energy storage and software. We are focused on under-resourced communities where we can offer immediate utility bill savings for consumers and help to achieve renewable goals for municipalities. In exchange for agreeing to install a Project at their residence, free of upfront costs and no FICO score or credit checks, the homeowner enters into a long-term PPA based upon the production at a favorable per kWh price (below their existing utility rate) with fixed, not variable, annual escalations.

Electriq is the developer of these Projects and partners with renewable project finance companies who acquire these Projects from us, creating a revenue stream for Electriq. Electriq receives revenue in the form of upfront project sales and recurring revenue from our software and Grid Services. The renewable project finance company receives the long-term revenue from the PPAs and takes advantage of certain federal tax credit and state incentives. Further, Electriq has entered into agreements with municipalities in California, including Santa Barbara, Parlier and San Luis Obispo Climate Coalition, and we believe there is a major opportunity, as California contains an addressable market of over 3,000,000 million homes. The agreements with the municipalities allow Electriq to co-promote solar and energy storage programs along with the municipality.

The sustainable community networks sales channel is designed for success across the program:

•	Municipality benefits:

•	Offers their constituents a discount to current utility rates

•	Gains revenue stream without any out-of-pocket expense

•	Promotes renewable energy, contributing to the state’s goals

•	Homeowner benefits:

•	Solar and battery storage at no upfront costs

•	Customer savings compared to utility rates

•	Gains backup system in the event of a grid outage

•	20+ year PPA helps establish a predictable energy price

•	Renewable Project Financier benefits:

•	Designed to provide recurring, stable cashflows for 20+ years

•	Economic incentives: federal ITC, accelerated depreciation, state/regional incentives

•	Desirable risk-adjusted returns

•	Electriq benefits:

•	Acts as developer for sustainable community networks projects

•	Deploys energy storage solutions in geographic concentrations

•	Retains rights to use batteries for Virtual Power Plants

•	Recurring revenue for fleet management services and software

On March 13, 2023, we entered into a multi-year agreement with a major U.S. clean-energy company to provide financing to support the implementation of sustainable community networks throughout California. The provider company, founded by one of the largest investors in clean energy infrastructure, provides a platform that designs, proposes and finances solar and energy storage projects nationwide. The amount of the financing for residential PV solar power production and/or energy storage systems under the agreement is estimated to generate greater than $300 million in revenue for Electriq over the first 30 months of the arrangement, based on expected sales volumes, system size and pricing contained in the agreement. Following the 30th month anniversary of the arrangement, either party may terminate this agreement upon 60 days prior notice to the other party. The agreement provides that Electriq will design and propose systems for approval by the clean-energy company based upon customer agreements with each customer. Upon approval by the clean-energy company, each system is then installed by Electriq at a purchase price specified in the agreement, with the clean-energy company, as the purchaser of the system, making progress payments to Electriq after achievement of certain milestones. Our provider’s expertise in the energy sector and their software platform will enable us to jointly provide potential grid services and expand access to more communities. This arrangement includes multiple performance obligations, including installed systems, grid services and software license revenues. Revenue from installed systems will be recognized over time following the output method, as systems are installed after control has transferred to the customer. Grid services revenue will be recognized over time as the services are performed. Software license revenue is not significant to the arrangement. There were no revenues generated on this arrangement during the three months ended March 31, 2023 or in any prior periods. The Company is currently in the project qualification approval stage of implementation for several residential customers in Santa Barbara, California, and expects to begin the installations of energy storage systems by June 30, 2023. The Company expects to begin recognizing revenue on this arrangement in the second half of the year ending December 31, 2023.

Sustainable Solutions. We enter into programmatic agreements with renewable project developers or homebuilders focused on deploying energy storage systems in geographic concentrations. These partners are focused on installations at affordable price points and our modular design fits a wide range of homes.

Each partnership is unique and the scope of work can vary from only selling energy storage systems, to providing installation services to the sales and marketing to customers. In agreements where Electriq provides software support and fleet management services, Electriq will receive ongoing revenue.

In the sustainable solutions segment, we have entered into memoranda of understanding and letters of intent with Barrio Electrico in Puerto Rico, Access Tab in Washington D.C. and Caribbean Utilities Company in Grand Caymans and with one of the largest owners of solar assets throughout the United States.

White-Label / Distributors. We enter into strategic partnerships with established business-to-consumer distribution channels for our solutions and partner with enterprises where energy storage is complementary to their existing offerings (e.g., generators or backup power). On December 12, 2022, the White-Label Provider provided notice of its intent to terminate its contract with us, claiming that we had breached the agreement. While we have continuously asserted that we have not breached the agreement, on May 19, 2023, we entered into a settlement agreement with the White-Label Provider, which provides for a mutual release. The settlement agreement also includes provisions relating to the return of inventory by the White-Label Provider and the manner and allocation of costs related to such return. Additionally, the settlement agreement indicates that the White-Label Provider has elected to exit the home energy storage market. In light of the settlement agreement, we have not generated, and will not generate, any revenue in 2023 or thereafter from the contract with the White-Label Provider. We will, however, continue to explore strategic partnerships with other established participants in business-to-consumer distribution channels for our energy storage solutions.

Operations

Our Operations team supports all post-sale activities, including supply chain management, system installation support services, network operations and asset management. Our Operations team works closely with our software and technology teams to develop proprietary, in-house tools as well as provide feedback and input for product enhancements.

Supplier Relationships

We have a supply chain management team that evaluates OEM hardware providers and performs annual solicitations on technology and product offerings. The solicitation includes cost, detailed specifications, system sizes, warranty offerings, production capacities and installation data. The solicitation includes non-binding volume commitments by us and the supplier, pricing and delivery commitments over a 12-month timeframe. The typical terms in a supply agreement include firm pricing for twelve (12) months, 10-year battery capacity performance guarantees, lead times and warranties.

Our current suppliers for our system’s primary components include multiple global battery suppliers, a global inverter manufacturer and global PowerHub manufacturer. We believe that we need several suppliers to meet specific market requirements, to provide a sufficient number of product offerings, and to mitigate any potential supplier risks. The supply chain management team monitors quality control points, plans ongoing capacity needs, issues purchase orders and coordinates deliveries to customer locations across the U.S., Canada and the Caribbean.

We routinely screen existing suppliers globally against Specially Designated National / Restricted Persons lists. All new engagements with business partners are screened prior to the beginning of any business relationship. Individuals or entities that become subject to applicable sanctions are immediately blocked from further commercial activity with Electriq until confirmed by our legal counsel whether permissible to proceed pursuant to a general or special license or other exemption, or a change in facts.

Research and Development and Intellectual Property

We have invested significant amounts of time and expense in the development of our PowerPod solutions. The ability to grow and maintain a leading position depends in part on our ongoing research and development activities. Our software development team is responsible for the design, development, integration and testing of our suite of software solutions. In addition, we supplement our internal team with contractors for flexible development capacity. Our research and development activities are principally conducted by our team in San Leandro.

Electriq does not currently hold any patents, but owns the proprietary code developed to power our suite of software, the UL certifications of our hardware product and the OpenADR certifications.

We continually review our development efforts to assess the existence and patentability of our intellectual property. We pursue the registration of our domain names and trademarks and service marks in the U.S. an effort to protect our brand. We rely on a combination of trademark, copyright, trade secret, including federal, state and common law rights in the United States and other countries, nondisclosure agreements and other measures to protect our intellectual property. We require our employees, consultants and advisors to execute confidentiality agreements and to agree to disclose and assign to us all inventions conceived under their respective employment, consultant, or advisor agreement, using our property, or which relate to our business. Despite any measure taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Our business is affected by our ability to protect against misappropriation and infringement of our intellectual property, including our trademarks, service marks, domain names, copyrights and other proprietary rights.

Government Regulation and Compliance

There are varying frameworks across the U.S. designed to support and accelerate customer adoption of clean and reliable distributed generation technologies. These policy initiatives come in the form of tax incentives, cash grants, performance incentives and electric tariffs. We have a track record of understanding, adapting and deploying our products in an ever-evolving regulatory environment. We believe Electriq is well positioned to face new regulatory requirements.

Several states have energy storage mandates or policies designed to boost the adoption of energy storage. In California, the state offers a cash rebate for storage installations through the Self-Generation Incentive Program, Massachusetts offers an “adder” incentive when a homeowner installs a battery along with a solar system through its Solar Massachusetts Renewable Target program, and in Maryland, homeowners can claim up to 30% of the cost of an energy storage system as a credit towards a homeowner’s state income taxes. There are currently eight (8) states in the U.S. with energy storage targets: New York (6 GW by 2030), Virginia (3.1 GW by 2035), New Jersey (2 GW by 2030), California (1.3 GW by 2024), Massachusetts (1 GWh by 2025), Connecticut (1 GW by 2030), Nevada (1 GW by 2030) and Maine (400 MW by 2030).

Although we are not regulated as a utility, federal, state and local government statutes and regulations concerning electricity heavily influence the market for our products and services. These statutes and regulations often relate to electricity pricing, net metering, incentives, taxation, competition with utilities and the interconnection of customer-owned electricity generation. In the U.S., governments continuously modify these statutes and regulations. Governments, often acting through state utility or public service commissions, change and adopt different rates for our customers on a regular basis. These changes can have a positive or negative impact on our ability to deliver cost savings to our customers.

Energy storage systems require interconnection agreements from the applicable local electric utilities in order to operate. In almost all cases, interconnection agreements are standard form agreements that have been pre-approved by the local public utility commission or other regulatory body with jurisdiction over interconnection agreements. As such, no additional regulatory approvals are typically required once interconnection agreements are signed.

Our operations are subject to stringent and complex federal, state and local laws and regulations governing the occupational health and safety of our employees and wage regulations. For example, we are subject to the requirements of the federal Occupational Safety and Health Act, as amended, and comparable state laws that protect and regulate employee health and safety.

There are government regulations pertaining to battery safety, transportation of batteries and disposal of hazardous materials. We and our suppliers, as applicable, are required to comply with these regulations to sell our energy storage solutions into the market.

Permits and Approvals

Each of our installations or customer installations must be designed, constructed and operated in compliance with applicable federal, state and local regulations, codes, standards, guidelines, policies and laws. To install and operate energy storage systems on our platform, we, our customers or our partners, as applicable, are required to obtain applicable permits and approvals from local authorities having jurisdiction to install energy storage systems and to interconnect the systems with the local electrical utility.

Employees

As of December 31, 2022, we employed 39 full-time employees, primarily based at our headquarters in West Palm Beach, Florida and our research and development facility in San Leandro, CA. We also contract for hire outside consultants and contractors on an ongoing basis. Our employees typically have significant expertise in their respective business areas and experience within the energy space. To date, we have not experienced any work stoppages and consider our employee relations to be in good standing. None of our employees are either represented by a labor union or subject to a collective bargaining agreement. Approximately 26% of our full-time employees are women and 18% belong to historically underrepresented groups.

Properties

Our corporate headquarters is located in West Palm Beach, Florida and comprises approximately 7,325 square feet of rentable space. Our current lease commenced on November 1, 2022 and expires October 31, 2027. Additionally, we have research and development and warehouse space in San Leandro, California which comprises 34,000 square feet of rentable space and has four (4) one-year renewals remaining. Lastly, we lease strategic warehouse space in California consisting of 10,700 rentable square feet with expirations in 2023 and 2027. We believe our existing properties will accommodate our planned growth for the foreseeable future.

Legal Proceedings

We are currently not a party to any pending legal proceeding, nor is our property the subject of a pending legal proceeding, that we believe is not ordinary routine litigation incidental to our business or otherwise material to the financial condition of our business.

SELECTED HISTORICAL FINANCIAL INFORMATION OF ELECTRIQ

Electriq is providing the following selected historical financial information to assist you in your analysis of the financial aspects of the Business Combination.

The selected historical financial information presented below is derived from Electriq’s unaudited historical condensed consolidated financial statements for the three months ended March 31, 2023 and 2022, and the audited historical consolidated financial statements for the years ended December 31, 2022 and 2021, each of which is included elsewhere in this joint proxy statement/consent solicitation statement/prospectus.

The historical results of Electriq included below and elsewhere in this joint proxy statement/consent solicitation statement/prospectus are not necessarily indicative of the future performance of Electriq. You should read the following selected financial data in conjunction with the sections entitled “Risk Factors” and “Electriq’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and historical consolidated financial statements and accompanying footnotes included elsewhere in this joint proxy statement/ consent solicitation statement/prospectus.

	Three Months Ended March 31,		Years Ended December 31,
	2023	2022	2022	2021
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net revenues	$141	$4,797	$15,976	$3,404
Cost of goods sold	673	4,181	15,601	3,030

Gross (loss) profit	(532)	616	375	374
Total operating expenses	7,007	3,644	18,916	13,879

Loss from operations	(7,539)	(3,028)	(18,541)	(13,505)
Other expense (income):
Interest expense	1,016	47	2,073	466
Fair value adjustments	1,474	4,861	31,730	21,943
Other expense (income), net	4	1	5	(161)

Loss before income taxes	(10,033)	(7,937)	(52,349)	(35,753)
Income tax expense	—	—	—	—

Net loss	$(10,033)	$(7,937)	$(52,349)	$(35,753)

Less: Cumulative preferred stock dividends	459	408	1,744	1,375

Net loss attributable to common stockholders	$(10,492)	$(8,345)	$(54,093)	$(37,128)
Net loss per share attributable to common stockholders — basic and diluted	$(0.05)	$(0.04)	$(0.26)	$(0.40)
Consolidated Balance Sheet Data:
Total assets	$28,533	$28,113	$29,655	$26,748
Total liabilities	$99,514	$59,070	$92,145	$49,909
Total preferred stock	$34,792	$24,166	$34,792	$24,166
Total stockholders’ deficit	$(105,773)	$(55,123)	$(97,282)	$(47,327)

Consolidated Statement of Cash Flows Data:
Net cash used in operating activities	$(4,896)	$(8,246)	$(21,255)	$(19,490)
Net cash used in investing activities	$(88)	$(343)	$(1,109)	$(514)
Net cash provided by (used in) financing activities	$3,317	$(471)	$15,115	$32,324

ELECTRIQ’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information which Electriq’s management believes is relevant to an assessment and understanding of Electriq’s results of operations and financial condition. This discussion and analysis should be read together with the section of this joint proxy statement/consent solicitation statement/prospectus entitled “Summary Unaudited Pro Forma Condensed Combined Financial Information.” This discussion and analysis should also be read together with the section of this joint proxy statement/consent solicitation statement/prospectus entitled “Information About Electriq” and Electriq’s unaudited condensed consolidated financial statements for the three months ended March 31, 2023 and March 31, 2022 and Electriq’s audited consolidated financial statements for the years ended December 31, 2022 and 2021, included elsewhere in this joint proxy statement/consent solicitation statement/prospectus. In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. See the section entitled “Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors—Risks Related to Electriq” or elsewhere in this joint proxy statement/consent solicitation statement/prospectus. Throughout this section, unless otherwise noted “we,” “us,” “our” and the “Company” refer to Electriq and its consolidated subsidiaries.

Certain figures, such as interest rates and other percentages, included in this section have been rounded for ease of presentation. Percentage figures included in this section have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this section may vary slightly from those obtained by performing the same calculations using the figures in Electriq’s consolidated financial statements or in the associated text. Certain other amounts that appear in this section may similarly not sum due to rounding.

Overview

Electriq’s mission is to design, assemble and deploy residential energy storage solutions to shape our world’s environmental and economic future that are prudent (acting with or showing care and thought for the future), panoramic (integrated energy storage solutions across geographies) and serve all demographics with parity (enable access to clean energy for all). Electriq’s energy storage system (“PowerPod”), with its proprietary software and modular design, offers stakeholder benefits through the entire value chain: Homeowners receive energy resiliency that works with solar power systems, the electrical grid and home energy management systems and allows them to transition between modes of operation though a proprietary app; installers are able to enjoy an overall efficient installation through Electriq’s modular design and proprietary installation and commissioning app; and asset owners who own multiple systems are offered an array of metrics that allow them to monitor the systems in their fleet. Electriq’s turnkey solution also gives homeowners the ability to participate in automated demand response as well as other grid services (collectively “Grid Services”), which can offset implementation costs and improve grid reliability. Further, Electriq’s solution is certified to meet the Open Automated Demand Response (“OpenADR”) industry standard, providing enhanced interoperability for a variety of available demand response programs. Areas with dense geographic deployments of energy storage systems are also able to boost the transmission and distribution benefits of these systems through Virtual Power Plants.

We sell our integrated energy storage systems through a network of channel partners, including solar & electrical distributors and installation companies, utility companies, municipalities, community choice aggregators, homebuilders and sustainable solutions developers, as well as through partnerships with large strategic corporations where they rebrand our products as white-label.

Business Combination and Public Company Costs

On November 13, 2022, we entered into the Merger Agreement with TLG, which was amended on December 23, 2022, March 22, 2023 and June 8, 2023, pursuant to which Merger Sub will merge with and into Electriq, with Electriq surviving such merger as a wholly-owned subsidiary of TLG. The separate corporate existence of Electriq will cease and the Electriq equityholders will become equityholders of TLG, which will change its name to Electriq Power Holdings, Inc. While the legal acquirer in the Merger Agreement is TLG, for financial accounting and reporting purposes under GAAP, Electriq will be the accounting acquirer and the Business Combination will be accounted for as a “reverse recapitalization.” A reverse recapitalization does not result in a new basis of accounting, and the consolidated financial statements of the combined entity represent the continuation of the consolidated financial statements of Electriq in many respects. Under this method of accounting TLG will be treated as the “acquired” company for financial reporting purposes. For accounting purposes, Electriq will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of Electriq (i.e., a capital transaction involving the issuance of stock by TLG for Electriq capital stock). Accordingly, the consolidated assets, liabilities and results of operations of Electriq will become the historical consolidated financial statements of New Electriq, and TLG’s assets, liabilities and results of operations will be consolidated with Electriq beginning on the date of the Closing. Operations prior to the Business Combination will be presented as those of Electriq in future reports.

The net assets of TLG will be recognized at historical cost (which is expected to be consistent with carrying value), with no goodwill or other intangible assets recorded.

Upon consummation of the Business Combination, we expect to increase our cash and cash equivalents by approximately $102.6 million (assuming no redemptions), approximately $61.1 million (assuming 50% redemptions) or $21.1 million (assuming maximum redemptions). These cash and cash equivalents amounts assume the conversion of approximately $10.1 million in Electriq’s notes payable, including $2.3 million of accrued interest that will convert into 1,266,250 shares of Class A common stock and 506,500 preferred shares of New Electriq, respectively, and $17.0 million of equity financing that will convert into 2,125,000 shares of Class A common stock and 850,000 preferred shares of New Electriq, respectively. To offset the potential reduction in cash related to Public Share redemptions, TLG intends to raise approximately $9.5 million as part of the Financing Transactions at Closing through the issuance of 950,000 shares of Class A common stock and 475,000 preferred shares of New Electriq, respectively.

As a consequence of the Business Combination, we expect to become the successor to an SEC-registered and NYSE-listed company, which will require us to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We expect to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, and legal and administrative resources, including increased audit, compliance and legal fees.

Recent Developments

On August 18, 2022, we signed an agreement with the municipality of Santa Barbara, California (the “Municipality”) whereby we are able to provide behind-the-meter solar-microgrid to residential and small commercial energy consumers through PPAs with promotional information and support from the Municipality. This arrangement includes multiple performance obligations, including installed systems, grid services and software license revenues. There were no revenues generated on this arrangement during the three months ended March 31, 2023 or in any prior periods. Once revenues are generated pursuant to this arrangement, revenue from installed systems will be recognized over time following the output method, as systems are installed after control has transferred to the customer. Grid services revenue will be recognized over time as the services are performed. Software license revenue is not significant to the arrangement. We are currently in the project qualification approval stage of implementation for several residential customers in Santa Barbara, California, and expect to begin the installations of energy storage systems during June 2023. We expect to begin recognizing revenue on this arrangement in the second half of the year ending December 31, 2023.

On September 8, 2022, we signed an agreement to be a preferred supplier of residential batteries with a national solar financier. This arrangement includes one performance obligation, installed energy storage solutions, as the solutions to be provided to the homeowners are not distinct in the context of the arrangement. We are currently in the site audit stage for several residential customers and no revenue has been recognized on this arrangement during the three months ended March 31, 2023 or in any prior period. We expect to begin recognizing revenue on this arrangement in the second half of the year ending December 31, 2023.

On December 12, 2022, a customer, Kohler Co., that had accounted for 87% of our revenue for the year ended December 31, 2022 (hereinafter referred to as the “White-Label Provider”) provided notice of its intent to terminate its contract with us, claiming that we had breached our agreement with the White-Label Provider. While we have continuously asserted that we have not breached the agreement, on May 19, 2023, we entered into a settlement with the White-Label Provider. As part of the settlement agreement and mutual release, we are to receive all home storage systems and additional component parts of the White-Label Provider’s inventory, as the White-Label Provider has elected to exit the home storage market. These units will be returned to us on an as-is basis, and shipping costs will be split equally between the parties to the arrangement. We will have until July 31, 2023 to remove the units from a leased White-Label Provider facility without incurring further costs and penalties. This settlement agreement will be accounted for as a gain contingency under ASC 450. Accordingly, we will record the financial impact in our financial statements for the three months ending June 30, 2023. Related to this matter, our reserve for inventory obsolescence and slow-moving items increased from $976,881 as of December 31, 2022 to $1,355,131 as of March 31, 2023, primarily due to a reserve for enclosures that we have procured in our inventory for the White-Label Provider, which rebrands and sells our product as white-label with its own branded enclosures. In light of the settlement, we have not and will not generate any revenue in 2023 or thereafter from the White-Label Provider. As a result, we experienced a significant decline in revenue during the three months ended March 31, 2023, which is consistent with our revised forecast for the year ending December 31, 2023. However, in light of our efforts to diversify our customer base and our planned expansion into programmatic agreements with sustainable community networks focused on deploying energy storage systems in geographic concentrations, we believe that the relative significance of this agreement to our business will have limited impact in future periods.

On December 23, 2022, we entered into an amended and restated securities purchase agreement (as amended on March 22, 2023, and as may be further amended from time to time, the “SPA”) with Mr. John Michael Lawrie, Chairman, President and Chief Executive Officer of TLG, which obligated Mr. Lawrie to provide funding to us up to a maximum amount of $8.5 million, subject to our fulfillment (or the waiver by Mr. Lawrie) of various conditions for closing under the SPA. Pursuant to the SPA, we issued two secured convertible promissory notes to Mr. Lawrie (the “Lawrie Notes”) in the aggregate amount of $8.5 million. The initial $5.0 million of funding under the SPA was received on December 30, 2022. The remaining $3.5 million was received from Mr. Lawrie on March 30, 2023. The proceeds of the Lawrie Notes have been, and will continue to be, used for general working capital purposes.

The Lawrie Notes bear interest at a simple rate of 14% per annum, payable on a quarterly basis in cash. The Lawrie Notes are payable in full 24 months after the date of issuance of the initial Lawrie Note. As of March 31, 2023, the fair value of the derivative liability related to the conversion option accounted for under ASC 815 was de minimis, as the factors underlying the bifurcated conversion feature giving rise to the derivative treatment have a low probability of occurrence. The following constitute events of default under the Lawrie Notes: (i) any default in the payment of principal, interest or other amounts due and payable under the Lawrie Notes(s); (ii) our failure to observe or perform any other covenant or agreement in the Lawrie Notes or any of the other transaction documents entered into in connection with the Lawrie Notes (the “Transaction Documents”); (iii) our breach or default under any of the Transaction Documents or any other material agreement with Lawrie; (iv) our breach of any representation or warranty made by us under the Lawrie Notes or the other Transaction Documents;

(v) either us or any of our subsidiaries becomes subject to bankruptcy; (vi) any other indebtedness in excess of $250,000 or incur any additional indebtedness; (vii) if our common stock is listed on an exchange or the OTC Markets, our failure to comply with the rules of the applicable trading market; (viii) any judgment against us in excess of $250,000; (ix) our failure to reserve a sufficient number of shares of common stock for issuance upon any conversion of the Lawrie Notes; (x) if our common stock is registered under the Exchange Act, our failure to make any filing with the SEC on a timely basis or satisfy the current information requirements of Rule 144 promulgated under the Securities Act; (xi) our failure to maintain Mr. Lawrie’s secured interest under the terms of the security agreement to be entered into with him; (xii) the occurrence of any Material Adverse Effect (as such term is defined in the SPA); or (xiii) our failure to observe or perform the covenant related to use of proceeds from the Lawrie Notes.

Mr. Lawrie will have the right but not the obligation to convert the outstanding principal and unpaid accrued interest on the Lawrie Notes into shares of common stock of Electriq or its successor in interest (the “Conversion Shares”) in the event of (i) a future issuance of equity securities for the purpose of raising capital of at least $20.0 million (an “Equity Financing Conversion”); (ii) an acquisition of Electriq, whether by asset purchase, merger or share purchase (an “Acquisition Transaction Conversion”); (iii) by certain capital markets transactions, including an IPO, direct listing or SPAC-related transaction (a “Capital Markets Transaction Conversion”); or (iv) upon maturity, if any of the Lawrie Notes remain outstanding (a “Maturity Conversion”). The number of Conversion Shares will be determined by the outstanding interest and principal of the Lawrie Notes and the conversion price. The latter shall be (i) 95% of the lowest price per share of shares sold in the event of an Equity Financing Conversion; (ii) 95% of the per share price paid in an acquisition of Electriq in the event of an Acquisition Transaction Conversion; (iii) 95% of the price per share as listed before trading in an IPO, the fair value per share provided to the designated market maker prior to any direct listing in the event of a Capital Markets Transaction Conversion; or (iv) the price per share is to be obtained by dividing $275.0 million by the number of outstanding shares of common stock of Electriq immediately prior to a Maturity Conversion. If an acquisition of Electriq occurs before repayment or conversion, Electriq will pay the accrued unpaid interest plus two times the outstanding principal amount.

As further described below, at the Merger closing the Lawrie Notes shall be converted into equity securities of TLG in accordance with the terms of the Notes Conversion Agreement.

On March 13, 2023, we entered into a multi-year agreement with a major U.S. clean-energy company to provide financing to support the implementation of sustainable community networks throughout California. The provider company, founded by one of the largest investors in clean energy infrastructure in the United States, provides a platform that designs, proposes and finances solar and energy storage projects nationwide. The amount of the financing for residential PV solar power production and/or energy storage systems under the agreement is estimated to generate greater than $300 million in revenue for Electriq over the first 30 months of the arrangement, based on expected sales volumes, system size, and pricing contained in the agreement. The agreement provides us the exclusive right to install systems for the first 8,000 customers that execute qualifying power purchase agreements under the sustainable community networks program. Following the 30 month anniversary of the arrangement, either party may terminate this agreement upon 60 days’ prior notice to the other party. The agreement provides that Electriq will design and propose systems for approval by the clean-energy company based upon customer agreements with each customer. Upon approval by the clean-energy company, each system is then installed by Electriq at a purchase price specified in the agreement, with the clean-energy company, as the purchaser of the system, making progress payments to Electriq after achievement of certain milestones. Our provider’s expertise in the energy sector and the provider’s software platform will enable us to jointly provide potential grid services and expand access to more communities. This arrangement includes multiple performance obligations, including installed systems, grid services and software license revenues. Revenue from installed systems will be recognized over time following the output method, as systems are installed after control has transferred to the customer. Grid services revenue will be recognized over time as the services are performed. Software license revenue is not significant to the arrangement. There were no revenues generated on this arrangement during the three months ended March 31, 2023. We expect to begin the installations of energy storage systems by June 30, 2023 and to begin generating revenue on this arrangement in the second half of the year ending December 31, 2023.

On April 27, 2023, we announced the signing of an agreement with SLO Climate Coalition (SLOCC) to deliver affordable, sustainable, and resilient energy to San Luis Obispo County, California residents through fully financed residential solar-plus-storage microgrids. Through the program’s SLOCC-vetted PPA, called the “PoweredUp Network,” all San Luis Obispo County homeowners, regardless of means, will have access to a turnkey, distributed home energy solution, including smart battery storage. We are currently preparing marketing materials for revenue-generating leads in this market and expect to begin installations upon identifying and completing project qualification approvals of San Luis Obispo County homeowner customers during the second half of the year ending December 31, 2023.

With respect to subscription agreements signed on June 8, 2023, $5.0 million of a total of $17.0 million of Pre-Closing Financings was received from Mr. Lawrie in the amount of $2.5 million and from other investors in the amount $2.5 million.

On June 8, 2023, a Third Amendment to Merger Agreement was executed by TLG and Electriq. Key terms of the amended merger agreement are described above in the section entitled “The Business Combination.”

On June 8, 2023, a Notes Conversion Agreement was executed between Electriq, TLG and Mr. Lawrie whereby the parties have agreed that simultaneous with the closing of the Merger, pursuant to the terms and conditions of the Merger Agreement, the Lawrie Notes will automatically convert into securities of the new public entity, upon which the SPA and the Lawrie Notes will be terminated including any rights of conversion set forth therein, and shall be cancelled. Mr. Lawrie hereby agrees that $8,500,000, the currently outstanding aggregate principal amount of the Lawrie Notes, and all accrued but unpaid interest on the Lawrie Notes shall automatically convert into securities of the new public entity simultaneously with the closing of the Merger. We anticipate paying the cumulative interest accrued on the Lawrie Notes prior to closing of the Merger.

On June 8, 2023, Notes Conversion Agreements were executed between Electriq and various noteholders whereby the noteholders have agreed that the currently outstanding aggregate principal amounts of the Notes totaling approximately $7.8 million, and all accrued but unpaid interest on the Notes of approximately $2.3 million shall automatically convert into securities of Electriq, upon the execution of these agreements.

Capital Raise

As conditions to closing, the Merger Agreement requires that : (i) within 72 hours after TLG receives comments from the SEC on Amendment No. 3 to TLG’s Form S-4, Electriq shall receive net cash proceeds of at least $3,000,000 from the sale of equity securities to Mr. Lawrie and net cash proceeds of at least $3,000,000 from the sale of equity securities to third parties, and within 24 hours after the SEC declares the registration statement effective, Electriq shall receive net cash proceeds of at least $4,500,000 from the sale of equity securities to Mr. Lawrie and net cash proceeds of at least $1,500,000 from the sale of equity securities to third parties, (ii) Electriq shall have converted an aggregate amount of $10,130,000, including accrued interest, of Shareholder Notes (as defined in the SPA) from management or significant equity investors that are currently included in loans payable into equity securities of Electriq and (iii) TLG or Electriq shall have received net cash proceeds from the sale of equity securities to Mr. Lawrie of at least $5,000,000 and net cash proceeds from the sale of equity securities to third parties of at least $1,500,000.

Key Factors and Trends Affecting our Business

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this joint proxy statement/consent solicitation statement/prospectus titled “Risk Factors.”

Increasing Deployment of Renewables

Deployment of renewable energy resources has accelerated over the last decade, and today, wind and solar have become lower-cost fuel sources. We expect the cost of generating renewable energy to continue to decline and deployments of energy storage solutions to increase. As renewable energy sources of energy production represent a larger proportion of energy generation, grid instability rises due to their intermittency, which can be addressed by energy storage solutions.

Concentration risk

We expect to derive a large portion of our revenue from energy storage solutions sales associated with sustainable community networks and microgrid programs. If we are unable to enter such contracts on a timely basis and, in the case of sustainable community networks programs, we are unable to obtain project financing, acquire customers, achieve milestones on financing arrangements and install solutions on a timely basis, our growth, revenue and results of operations may not meet our projections.

Supply Chain

Global supply chain disruptions have impacted the economy in 2021 and 2022, including the availability and cost of labor, as well as the supply of industrial goods. As a result, we have in certain instances experienced delays in receiving components due to microchip shortages. While we are unable to quantify the impacts of such delays, we believe that these disruptions have resulted in increased direct costs and inefficiencies in our operations during 2022. We have secured or are evaluating second sources for our main components both inside and outside of China as a way to diversify our supply chain, ensure production capabilities and lower costs and mitigate any potential supplier risks. Such mitigation efforts have not resulted in new material risks, such as product quality, reliability or regulatory approval of products.

Competition

We compete with several large competitors already successful in selling energy storage solutions most notably (in alphabetical order): Enphase Energy, Generac, LG Energy Solutions, SolarEdge Technologies, SunPower and Tesla. We believe our competitive strengths including ease of installation, multiple modes of operation, adaptability, cost and availability allow us to compete well in this market. Some of our competitors have significantly greater financial capacity, product development, manufacturing capabilities, marketing resources, and name recognition than we do. However, while our competitors typically focus on the development and commercialization of hardware offerings, our software-centric approach provides value throughout the value chain, from installers, fleet managers, consumers, and utilities.

Existing competitors may expand their product offerings and sales strategies, and new competitors may enter the market. If our market share declines due to increased competition, our revenue and ability to generate profits in the future may be adversely affected.

Government Regulation and Compliance

Although we are not regulated as a utility, the market for our products and services is heavily influenced by federal, state and local government statutes and regulations concerning electricity. These statutes and regulations affect electricity pricing, net metering, incentives, taxation, competition with utilities and the interconnection of customer-owned electricity generation. In the United States and internationally, governments continuously modify these statutes and regulations and, acting through state utility or public service commissions, regularly change and adopt different rates for commercial customers. These changes can positively or negatively affect our ability to deliver cost savings to customers.

Key Components of Results of Operations

Net Revenues

We expect to primarily generate revenues from sales of our residential energy solution, PowerPod 2, to white-label partners, distributors, installers and strategic programmatic partners. Under certain programs, revenue is also generated from installation services and other services.

Our revenue is affected by changes in the volume and average selling prices of our storage solutions, supply and demand, sales incentives and competitive product offerings. Our revenue growth is dependent on our ability to compete effectively in the marketplace by remaining cost competitive, developing and introducing new solutions that meet the changing technology and performance requirements of our customers and our ability to diversify and expand our revenue base through the implementation of programs with strategic partners.

Cost of Goods Sold and Gross Profit

Cost of goods sold is comprised primarily of product costs, warranty, supply chain and assembly personnel and logistics costs, freight costs, customs duties, inventory write-downs, product certification costs and hosting services costs related to our integrated software platform. Our product costs are impacted by component cost, unit volume and assembly processing costs. Certain costs, primarily personnel and warehouse costs, are not directly affected by sales volume.

We purchase our product components from offshore suppliers and generally negotiate product pricing with them on an annual basis, with battery cell supply locked in through December 2023. We believe our suppliers have sufficient production capacity to meet the anticipated demand for the foreseeable future, although there can be no assurances that suppliers will be able to meet our anticipated demand. In addition, shortages in the supply of certain key raw materials could adversely affect our ability to meet customer demand for our products and our gross profit.

Gross profit may vary from quarter to quarter and is primarily affected by our average selling prices, product costs, product mix, customer mix, warranty costs and sales volume.

Operating Expenses

Operating expenses consist of research and development, sales and marketing and general and administrative expenses. Personnel related costs are the most significant component and include salaries,

benefits, payroll taxes, commissions and stock-based compensation. Our employee headcount in our research and development, sales and marketing and general and administrative departments has grown from 29 as of March 31, 2022 to 37 as of March 31, 2023, consistent with scaling the business, and is expected to continue to grow to support expected revenue growth.

Research and Development Expenses

Research and development expenses include personnel-related expenses such as salaries, benefits and payroll taxes. Our research and development employees are engaged in the design and development of hardware and software solutions. Our research and development expenses also include design, outsourced software development, materials for testing and evaluation and other indirect costs. We devote substantial resources to ongoing research and development programs that focus on enhancements to, and cost efficiencies in, our existing solutions and timely development of new solutions that utilize technological innovation, thereby maintaining our competitive position.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of personnel-related expenses such as salaries, sales commissions, benefits and payroll taxes. These expenses also include travel, fees of independent consultants, trade shows, marketing and other indirect costs. The increase in sales and marketing expenses is due to an increase in the number of sales and marketing personnel and the expansion of our sales and marketing footprint, which is intended to enable us to increase our penetration into new markets.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, stock compensation expense and employee benefits related to our executive, finance, legal, human resource and operations organizations, as well as travel expenses, facilities costs and fees for professional services. Professional services consist of audit and legal costs, advisory services and other costs. Depreciation and amortization consist primarily of amortization of leasehold improvements of facilities. General and administrative expenses also include allowance for doubtful accounts in the event of uncollectible account receivables balances.

Non-Operating Expenses

Interest Expense

Interest expense consists primarily of interest on our outstanding borrowings under outstanding loans and convertible note payable.

Fair Value Adjustments

Fair value adjustments are related to the revaluation of outstanding preferred stock warrants, common stock warrants and SAFE notes connected to the redemption features associated with these notes, at each reporting date.

Comparison of the Three Months Ended March 31, 2023 and 2022

	Three Months Ended March 31,
	2023	2022	$ Change	% Change
	(in thousands)
Net revenues	$141	$4,797	$(4,656)	(97%)
Cost of goods sold	673	4,181	(3,508)	(84%)

Gross (loss) profit	(532)	616	(1,148)	(186%)

Operating expenses:
Research and development	1,069	933	136	15%
Sales and marketing	1,219	882	337	38%
General and administrative	4,719	1,829	2,890	158%

Total operating expenses	7,007	3,644	3,363	92%

Loss from operations	(7,539)	(3,028)	(4,511)	149%
Other expense, net:
Interest expense	1,016	47	969	2062%
Fair value adjustments	1,474	4,861	(3,387)	(70%)
Other expense, net	4	1	3	300%

Loss before income taxes	(10,033)	(7,937)	(2,096)	(26%)
Income tax expense	—	—	—	—

Net loss	$(10,033)	$(7,937)	$(2,096)	(26%)

Net Revenues

Net revenue decreased by $4.7 million, or 97%, for the three months ended March 31, 2023, as compared to the three months ended March 31, 2022. The decrease was primarily driven by the termination of the agreement with the White-Label Provider and its related sales, which had accounted for 94% of sales in the three months ended March 31, 2022, and was consistent with our revised 2023 forecast which reflects increasing revenues in the second half of the year ending December 31, 2023 upon the successful completion of installations revenues expected to be generated from our agreement with a major U.S. clean-energy company to provide financing to support the implementation of sustainable community networks throughout California.

Cost of Goods Sold

Cost of goods sold decreased by $3.5 million, or 84%, for the three months ended March 31, 2023, as compared to the three months ended March 31, 2022. The decrease was primarily driven by a decrease in cost of energy storage system sales and associated landed costs (inbound freight & duties) due to the termination of the agreement with the White-Label Provider. Cost of goods sold included a $0.4 million reserve for inventory obsolescence and slow-moving items during the three months ended March 31, 2023 primarily due to an additional reserve for branded enclosures for the White-Label Provider who provided notice of its intent to terminate its contract.

Operating Expenses

Research and Development

Research and development expense increased by $0.1 million, or 15%, for the three months ended March 31, 2023, as compared to the three months ended March 31, 2022, primarily due to an increase in personnel related costs as a result of increased headcount.

Sales and Marketing

Sales and marketing expense increased by $0.3 million, or 38%, for the three months ended March 31, 2023, as compared to the three months ended March 31, 2022. The increase was primarily due to an increase of $0.1 million in personnel related costs associated with an increase in senior management to support growth efforts and an increase of $0.2 million in marketing expense driven by program marketing initiatives.

General and Administrative

General and administrative expense increased by $2.9 million, or 158%, for the three months ended March 31, 2023, as compared to the three months ended March 31, 2022. The increase was largely driven by an increase of $1.4 million in stock compensation expense primarily related to stock options issued in 2023 in connection with our CEO’s incentive agreement, whereby our CEO’s ownership percentage is to remain at 6%, as well as an increase in options granted to new hires. Other increases included an increase of $0.3 million of personnel related costs due to higher headcount, an increase of $0.8 million in professional and legal services, an increase of $0.1 million in contractor costs, and an increase of $0.3 million in general business expenses, including increased rent expense associated with our new corporate office lease and an increase in insurance costs.

Other Expense, Net

Interest Expense

Interest expense increased by $1.0 million, or 2062%, for the three months ended March 31, 2023, as compared to the three months ended March 31, 2022, as a result of new debt totaling $19.7 million as of March 31, 2023 comprised of shareholder loans and convertible notes payable of $11.2 million and $8.5 million, respectively, as compared to loans payable outstanding of $1.5 million as of March 31, 2022.

Fair Value Adjustments

Fair value adjustments decreased by $3.4 million, or 70%, for the three months ended March 31, 2023 as compared to the three months ended March 31, 2022. This decrease was due to a smaller overall increase in the value of Electriq during the three months ended March 31, 2023 as compared to the same period in 2022. For the three months ended March 31, 2023, our SAFE notes liability and our warrants liability increased by $0.3 million and $1.2 million, respectively, as compared to increases of $3.8 million and $1.0 million, respectively, during the three months ended March 31, 2022.

Other Expense, Net

Other expense, net, reflected minimal change in the three month period ended March 31, 2023, as compared to the same prior year period.

Comparison of the Years Ended December 31, 2022 and 2021

	Years Ended December 31,
	2022	2021	$ Change	% Change
	(in thousands)
Net revenues	$15,976	$3,404	$12,572	369%
Cost of goods sold	15,601	3,030	12,571	415%

Gross profit	375	374	1	0%

Operating expenses:
Research and development	3,303	2,596	707	27%
Sales and marketing	3,784	1,954	1,830	94%
General and administrative	11,829	9,329	2,500	27%

Total operating expenses	18,916	13,879	5,037	36%

Loss from operations	(18,541)	(13,505)	(5,036)	(37%)
Other expense (income), net:
Interest expense	2,073	466	1,607	345%
Fair value adjustments	31,730	21,943	9,787	45%
Other expense (income), net	5	(161)	166	103%

Loss before income taxes	(52,349)	(35,753)	(16,596)	(46%)
Income tax expense	—	—	—	—

Net loss	$(52,349)	$(35,753)	$(16,596)	(46%)

Net Revenues

Net revenue increased by $12.6 million, or 369%, for the year ended December 31, 2022, as compared to the year ended December 31, 2021. The increase was primarily driven by $12.2 million related to the increase of “white-label” energy storage system sales, associated with an agreement signed in March of 2021.

Cost of Goods Sold

Cost of goods sold increased by $12.6 million, or 415%, for the year ended December 31, 2022, as compared to the year ended December 31, 2021. The increase was primarily driven by an increase in cost of energy storage system sales and associated landed costs (inbound freight & duties) of $12.6 million in line with the increase in energy storage system revenue. Cost of goods sold was also impacted by a $1.0 million increase in the reserve for inventory obsolescence and slow-moving items during the year ended December 31, 2022 primarily due to a one-time reserve for enclosures included in our inventory that we have procured for a major customer, which rebranded and sold our product as white-label with its own branded enclosures, which provided notice of its intent to terminate its contract. On May 19, 2023, we entered into a settlement agreement with that customer, which settlement agreement also includes provisions related to the return of inventory by the customer and the manner and allocation of costs related to such return.

Operating Expenses

Research and Development

Research and development expense increased by $0.7 million, or 27%, for the year ended December 31, 2022, as compared to the year ended December 31, 2021. The increase was primarily due to an increase of $0.3 million in personnel related costs as a result of increased headcount and $0.4 million in increased software development costs.

Sales and Marketing

Sales and marketing expense increased by $1.8 million, or 94%, for the year ended December 31, 2022, as compared to the year ended December 31, 2021. The increase was primarily due to an increase of $1.0 million in personnel-related costs as a result of increased headcount, an increase of $0.5 million in marketing expenses related to post-COVID tradeshow costs and program marketing, an increase of $0.1 million in contractor costs and an increase of $0.1 million in travel expenses aligned with increased headcount and post-COVID travel.

General and Administrative

General and administrative expense increased by $2.5 million, or 27%, for the year ended December 31, 2022, as compared to the year ended December 31, 2021. The increase was primarily driven by an increase of $1.1 million of personnel related costs due to higher headcount, an increase of $3.0 million in professional and legal services, an increase of $0.3 million in contractor costs, and an increase of $0.2 million in general business expenses, partially offset by a decrease of $2.1 million in stock compensation expense primarily related to stock options issued in 2021 in connection with our CEO’s incentive agreement whereby our CEO’s ownership percentage is to remain at 6%.

Other Expense (Income), Net

Interest Expense

Interest expense increased by $1.6 million, or 345%, for the year December 31, 2022, as compared to the year ended December 31, 2021, as a result of an increase of $1.6 million in interest expense on the $16.4 million in loans and convertible note payable.

Fair Value Adjustments

Fair value adjustments increased by $9.8 million, or 45%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. This increase was due to a larger overall increase in the value of Electriq during the year ended December 31, 2022 as compared to the same period last year, with the fair value of the SAFE notes, common stock warrants and preferred stock warrants increasing $20.6 million, $7.6 million and $3.5 million, respectively, during the year ended December 31, 2022, as compared to $5.8 million, $6.5 million and $9.6 million, respectively, in the same prior year period.

Other Expense (Income), Net

Other expenses (income), net, increased by $0.2 million, or 103%, for the year ended December 31, 2022, as compared to the year ended December 31, 2021. The increase was primarily driven by the forgiveness of a Paycheck Protection Program loan from the Small Business Administration of $0.2 million in the year ended 2021, which did not recur in 2022.

Use of Non-GAAP Financial Measures

We have presented certain non-GAAP financial measures in this joint proxy statement/consent solicitation statement/prospectus. Generally, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position, or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. Reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure can be found in the accompanying tables. Our non-GAAP financial measures presented are EBITDA and Adjusted EBITDA.

We define EBITDA and Adjusted EBITDA as the following:

•	EBITDA — Net income (loss) plus interest expense, income tax expense (benefit), depreciation and amortization.

•	Adjusted EBITDA — EBITDA plus the net change in the fair value of derivatives, non-cash equity- based compensation expense and transactions costs.

These non-GAAP financial measures do not reflect a comprehensive system of accounting, differ from GAAP measures with the same captions and may differ from non-GAAP financial measures with the same or similar captions that are used by other companies. In addition, these non-GAAP measures have limitations in that they do not reflect all the amounts associated with our results of operations as determined in accordance with GAAP. As such, these non-GAAP measures should be considered as a supplement to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. We use these non-GAAP financial measures to analyze our operating performance and future prospects, develop internal budgets and financial goals, and facilitate period-to-period comparisons. We believe that these non-GAAP financial measures reflect an additional way of viewing aspects of our operations that, when viewed with our GAAP results, provide a more complete understanding of factors and trends affecting our business.

Reconciliation of Non-GAAP financial measures

The following table reconciles net loss to EBITDA and Adjusted EBITDA for the three months ended March 31, 2023 and 2022, respectively:

	Three Months Ended March 31,
	2023	2022	$ Change	% Change
	(in thousands)
Net loss	$(10,033)	$(7,937)	$(2,096)	26%
Interest expense	1,016	47	969	2062%
Income tax expense	—	—	—
Depreciation and amortization	40	46	(6)	(13%)

EBITDA	(8,977)	(7,844)	(1,133)	14%
Stock-based compensation	1,516	138	1,378	999%
Fair value adjustments	1,474	4,861	(3,387)	(70%)
Transaction related expenses	—	—	—

Adjusted EBITDA	$(5,987)	$(2,845)	$(3,142)	(110%)

The following table reconciles net loss to EBITDA and Adjusted EBITDA for the years ended December 31, 2022 and 2021, respectively:

	Years Ended December 31,
	2022	2021	$ Change	% Change
	(in thousands)
Net loss	$(52,349)	$(35,753)	$(16,596)	46%
Interest expense	2,073	466	1,607	345%
Income tax expense	—	—	—	—
Depreciation and amortization	180	85	95	112%

EBITDA	(50,096)	(35,202)	(14,894)	42%
Stock-based compensation	2,301	4,431	(2,130)	(48%)
Fair value adjustments	31,730	21,943	9,787	45%
Transaction related expenses	—	—	—	—

Adjusted EBITDA	$(16,065)	$(8,828)	$(7,237)	(82%)

Liquidity and Capital Resources

Sources of liquidity

Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of its business operations, including working capital needs, debt service, acquisitions, contractual obligations and other commitments. We assess liquidity in terms of our cash flows from operations and their sufficiency to fund our operating and investing activities. To meet our payment service obligations at all times we must have sufficient highly liquid assets and be able to move funds on a timely basis.

As of March 31, 2023, our principal source of liquidity was our cash totaling $3.8 million. We had an accumulated deficit of $115.0 million, and financings that include $11.2 million in loans payable due within the next twelve (12) months and $51.9 million in SAFE notes. Additionally, approximately $16 million in transaction costs incurred in connection with the Business Combination will be paid within the next twelve (12) months. During the three months ended March 31, 2023, we incurred losses from operations totaling $7.5 million. As a result of the notice of intent to terminate received from the White-Label Provider, we experienced a significant decline in revenue during the three months ended March 31, 2023, which is consistent with our revised forecast for the year ending December 31, 2023. These conditions raise substantial doubt about our ability to continue as a going concern. The continuation of the Company as a going concern is dependent upon improving our profitability through the introduction of new products and service offerings, including the successful execution of its sustainable community networks and microgrid offerings from customer agreements entered into in 2022, as well as the continuing financial support from its shareholders or other debt or capital sources. We are currently evaluating strategies to obtain the additional required funding in 2023 for our future operations. These strategies include, but are not limited to, obtaining equity financing, issuing debt or entering into financing arrangements. No assurance can be given that any future financing, if needed, will be available or, if available, that it will be on terms that are satisfactory to us. Even if we are able to obtain additional financing, if needed, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our stockholders, in the case of equity financing.

Upon consummation of the Business Combination, we expect to increase our cash and cash equivalents by approximately $102.6 million, assuming no redemptions, or approximately $61.1 million assuming 50% redemptions and $21.1 million assuming maximum redemptions such that the Trust Account will contain at least $5,000,001 upon consummation of the Business Combination. These cash and cash equivalents amounts assume the conversion of approximately $10.1 million in Electriq’s notes payable, including $2.3 million of accrued interest that will convert into 1,266,250 shares of Class A common stock and 506,500 preferred shares of New Electriq, respectively, and $17.0 million of equity financing that will convert into 2,125,000 shares of Class A common stock and 850,000 preferred shares of New Electriq, respectively. To offset the potential reduction in cash related to Public Share redemptions, TLG intends to raise approximately $9.5 million as part of the Financing Transactions at Closing through the issuance of 950,000 shares of Class A common stock and 475,000 preferred shares of New Electriq, respectively. We believe that cash raised in the Business Combination is sufficient to fund our continuing operations through the end of 2023. However, additional funds, including those anticipated to be provided by financing arrangements to be entered into in connection with the Business Combination, including either a working capital facility or a forward backstop facility arrangement, would be required to fund our continuing operations through at least June 2024.

Financing Obligations

Loans Payable

In June 2022, we borrowed $11.2 million, bearing simple interest at 2%, accrued monthly. The loans are repayable in twelve (12) months. The amount owed shall equal (i) the balance outstanding and all accrued interest, plus (ii) a one-time prepayment fee equal to 6% of the balance outstanding.

Pursuant to the Notes Conversion Agreements executed on June 8, 2023, prior to the Merger closing, Electriq shall have converted an aggregate amount of approximately $10.1 million, including accrued interest, of Shareholder Notes from management or significant equity investors that are currently included in loans payable into equity securities of Electriq.

Convertible Note Payable

As discussed above, on December 23, 2022, we entered into an amended and restated securities purchase agreement which was amended on March 22, 2023 (the “SPA”) with Mr. John Michael Lawrie, which provided for Mr. Lawrie’s obligation to provide funding to us up to a maximum amount of $8.5 million, provided that we had satisfied the conditions for closing under the SPA or that Mr. Lawrie has waived those conditions. Pursuant to the SPA, and the first amendment to the SPA, we issued to Mr. Lawrie two secured convertible promissory notes (the “Lawrie Notes”) in the aggregate amount of $8.5 million.

The notes bear interest at a simple rate of 14% per annum, payable quarterly in cash. The initial $5.0 million funding under the amended and restated securities purchase agreement was received on December 30, 2022. The remaining $3.5 million funding was received from Mr. Lawrie on March 30, 2023. As of March 31, 2023, the fair value of the derivative liability related to the conversion option accounted for under ASC 815 was de minimis, as the factors underlying the bifurcated conversion feature giving rise to the derivative treatment have a low probability of occurrence.

Pursuant to terms of the Notes Conversion Agreement executed on June 8, 2023, at the close of the Merger the Convertible Notes with Mr. Lawrie shall be converted into equity securities of TLG.

SAFE Notes

During the year ended December 31, 2021, we executed certain Simple Agreement for Future Equity (“SAFE”) arrangements. The SAFE notes are not mandatorily redeemable, nor do they require us to repurchase a fixed number of shares.

Between May 2021 and October 2021, we issued a series of SAFE notes in an aggregate principal amount of $8.9 million to investors, which provide the investors with a right to receive shares of preferred stock upon the occurrence of certain events. As of March 31, 2023, the fair value of these SAFE notes was $23.1 million. For the three months ended March 31, 2023, we recorded losses of $0.4 million within other expenses related to fair value adjustments for these SAFE notes.

In November 2021, we issued a second series of SAFE notes in an aggregate principal amount of $16.3 million. Additionally, warrants to purchase shares of common stock were issued contemporaneous with several of these issued SAFE Notes. These warrants provided the SAFE note investors with the ability to obtain shares of common stock of Electriq according to a defined formula. As of March 31, 2023, the fair value of these SAFE notes was $28.8 million. For the three months ended March 31, 2023, we recorded gains of $0.1 million within other expenses related to fair value adjustments for these SAFE notes.

Cash Flow Summary

The following table summarizes our cash flows for the three months ended March 31, 2023 and 2022, and the years ended December 31, 2022 and 2021:

	Three Months Ended March 31,		Years Ended December 31,
	2023	2022	2022	2021
		(in thousands)
Net cash used in operating activities	$(4,896)	$(8,246)	$(21,255)	$(19,490)
Net cash used in investing activities	$(88)	$(343)	$(1,109)	$(514)
Net cash provided by (used in) financing activities	$3,317	$(471)	$15,115	$32,324

Operating Activities

Net cash used in operating activities for the three months ended March 31, 2023 was $4.9 million, consisting primarily of a net loss of $10.0 million, partially offset by a net decrease in assets and liabilities of approximately $1.9 million, non-cash depreciation and amortization of $0.2 million, non-cash fair value adjustments of $1.5 million and non-cash stock-based compensation of $1.5 million.

Net cash used in operating activities for the three months ended March 31, 2022 was $8.2 million, consisting primarily of a net loss of $7.9 million and a net increase in assets and liabilities of $5.4 million, partially offset by non-cash depreciation and amortization of $0.1 million, non-cash fair value adjustments of $4.9 million, and non-cash stock-based compensation of $0.1 million.

Net cash used in operating activities for the year ended December 31, 2022 was $21.3 million, consisting primarily of a net loss of $52.4 million, and a net increase in assets and liabilities of $3.4 million, partially offset by non-cash depreciation and amortization of $0.5 million, non-cash fair value adjustments of $31.7 million and non-cash stock-based compensation of $2.3 million.

Net cash used in operating activities for the year ended December 31, 2021 was $19.5 million, consisting primarily of a net loss of $35.8 million, non-cash loan forgiveness of $0.2 million and a net increase in assets and liabilities of $10.2 million, partially offset by non-cash depreciation and amortization of $0.1 million, non-cash fair value adjustments of $21.9 million, non-cash accretion of discount on notes of $0.2 million and non-cash stock-based compensation of $4.4 million.

Investing Activities

Net cash used in investing activities during the three months ended March 31, 2023 was $0.1 million, primarily consisting of the acquisition of property and equipment.

Net cash used in investing activities during the three months ended March 31, 2022 was $0.3 million, primarily consisting of the acquisition of property and equipment.

Net cash used in investing activities during the year ended December 31, 2022 was $1.1 million, primarily consisting of acquisition of property and equipment costs of $1.1 million.

Net cash used in investing activities during the year ended December 31, 2021 was $0.5 million, primarily consisting of acquisition of property and equipment costs of $0.5 million.

Financing Activities

Net cash provided by financing activities during the three months ended March 31, 2023 was $3.3 million, primarily consisting of proceeds from the issuance of convertible notes payable of $3.5 million, partially offset by payments on loans payable of $0.2 million.

Net cash used in financing activities during the three months ended March 31, 2022 was $0.5 million, primarily consisting of payments on loans payable of $0.5 million.

Net cash provided by financing activities during the year ended December 31, 2022 was $15.1 million, primarily consisting of proceeds from loans payable of $11.2 million, issuance of convertible note payable of $5.0 million and issuance of common and preferred stock of $0.8 million, offset by payments on loans payable of $1.9 million.

Net cash provided by financing activities during the year ended December 31, 2021 was $32.3 million, primarily consisting of proceeds from loans payable of $2.0 million, proceeds from SAFE notes of $25.2 million and proceeds from issuance of common and preferred stock of $5.1 million.

Contractual Obligations and Commitments

We have various non-cancelable leases for warehouse and office space. Certain of these leases have renewal options, provide for future rent escalations and also obligate us to pay the cost of maintenance, insurance and property taxes.

On January 1, 2022, Electriq modified its existing short-term lease for warehouse and office space in California to extend the term and to obtain additional warehouse space. The modification was accounted for as part of the adoption of ASC 842. This lease has five separate one-year renewal options, none of which have been considered in the contractual obligations as the options have not been exercised.

On January 19, 2022, Electriq entered into a five-year lease in West Palm Beach, Florida with a total commitment of approximately $1.4 million over the life of the lease. The lease commencement date was November 7, 2022 upon completion of certain improvements by the landlord, and has been included in the contractual obligations as of March 31, 2023.

On September 23, 2022, the Company entered into a five-year lease in Oxnard, California with a total commitment of approximately $0.8 million over the life of the lease. The lease commencement date was November 1, 2022 and has been included in the contractual obligations as of March 31, 2023.

Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements, including guarantee contracts, retained or contingent interests or unconsolidated variable interest entities that either have, or are reasonably likely to have, a current or future material effect on our consolidated financial statements.

Critical Accounting Policies and Estimates

Our discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements included elsewhere in this joint proxy statement/consent solicitation statement/prospectus. The preparation of our consolidated financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from those estimates.

Our critical accounting policies are those that materially affect our consolidated financial statements and involve difficult, subjective or complex judgments by management. A thorough understanding of these critical accounting policies is essential when reviewing our consolidated financial statements. We believe that the critical accounting policies listed below involve the most difficult management decisions because they require the use of significant estimates and assumptions as described above.

See Note 2 to our audited 2022 financial statements included elsewhere in this joint proxy statement/consent solicitation statement/prospectus for more information.

Revenue Recognition

Revenues are recognized in accordance with ASC 606, Revenue from Contracts with Customers, when control of the promised goods or services is transferred to the customers, in an amount we expect in exchange for those goods or services.

We recognize revenue under the core principle that transfer of control to customers should be depicted in an amount reflecting the consideration we expect to receive in revenue. The main performance obligations are the provisions of the following: 1) delivery of our products; 2) installed Company’s products; and 3) ad-hoc engineering services. Revenue is recognized when or as performance obligations are satisfied by transferring control of a promised good or service to a customer.

Revenues from sales of energy storage systems to installers and distributors are recognized at a point in time when control is transferred to the installer or distributor in accordance with the shipping terms, which, in most cases, is upon shipment at the Company’s warehouse shipping dock.

We sell installed energy storage solutions to homeowners through licensed installer subcontractors. The licensed installers were determined to be acting as agents on our behalf in these arrangements. Installations typically take up to three months to complete; however, there have been instances where the installation process has extended beyond three months. Revenues from the sale and installation of our energy storage solutions are recorded as one performance obligation, as the solutions provided to the homeowners are not distinct in the context of the contract and are recorded following the input method over the life of the project. For each performance obligation satisfied over time, revenue is recognized by measuring the progress toward complete satisfaction of that performance obligation and is applied following a single method of measuring progress that must be applied consistently for similar performance obligations. Total revenue recognized from sales of our installed energy storage solutions was $22,527 and $40,560 in the three months ended March 31, 2023 and 2022, respectively, and is included in product net revenue.

Ad-hoc engineering services are recognized at a point in time as the specified service is delivered to the customer.

On March 13, 2023, we entered into a multi-year agreement with a major U.S. clean-energy company to provide us financing to support the implementation of sustainable community networks throughout California. The provider company, founded by one of the largest investors in clean energy infrastructure in the United States, provides a platform that designs, proposes and finances solar and energy storage projects nationwide. The amount of the financing for residential PV solar power production and/or energy storage systems under the agreement is estimated to generate greater than $300 million in revenue for us over the first 30 months of the arrangement, based on expected sales volumes, system size and pricing contained in the agreement. The agreement provides us with the exclusive right to install systems for the first 8,000 customers that execute qualifying power purchase agreements under the sustainable community networks program. Following the 30 month anniversary of the arrangement, either party may terminate this agreement upon 60 days prior notice to the other party. The agreement provides that we will design and propose systems for approval by the clean-energy company based upon customer agreements with each customer. Upon approval by the clean-energy company, each system is then installed by us at a purchase price specified in the agreement, with the clean-energy company, as the purchaser of the system, making progress payments to us after achievement of certain milestones. Our provider’s expertise in the energy sector and the provider’s software platform will enable us to jointly provide potential grid services and expand access to more communities. This arrangement includes multiple performance obligations, including installed systems, grid services and software license revenues. Revenue from installed systems will be recognized over time following the output method, as systems are installed after control has transferred to the customer. Grid services revenue will be recognized over time as the services are performed. Software license revenue is not significant to the arrangement. There were no revenues generated on this arrangement during the three months ended March 31, 2023 or in any prior periods. We are currently in the project qualification approval stage of implementation for several residential customers in Santa Barbara, California, and expect to begin the installations of energy storage systems by June 30, 2023. We expect to begin recognizing revenue on this arrangement in the second half of the year ending December 31, 2023.

Deferred revenues consist of contract liabilities for advance payments received from customers for our products. Deferred revenues are classified as short-term and long-term deferred revenues based on the period in which revenues are expected to be recognized. Revenues are recorded net of estimated allowances and discounts, which are considered variable consideration in the arrangements. Accordingly, when product revenues are recognized, the transaction price is reduced by the estimated allowances and discounts.

Fair Value Measurement

We applied ASC 820, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands financial statement disclosure requirements for fair value measurements.

ASC 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (at exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability.

ASC 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

•	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

•

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions market participants would use in pricing an asset or liability.

The carrying amounts reported in the consolidated balance sheets for cash, accounts receivable, accounts payable, accrued expenses, and other current liabilities approximate their fair market value based on the short- term maturity of these instruments. Derivative instruments, SAFE notes and warrant liabilities are carried at fair value based on unobservable market inputs (Level 3) with changes in fair value recorded in fair value adjustments in the consolidated statements of operations. Preferred stock and convertibles notes were originally valued utilizing the residual methodology after considering the fair value of liability-classified warrants or bifurcated derivatives issued concurrently.

ASC 825-10, Financial Instruments, allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable unless a new election date occurs. If the fair value option is elected for an instrument, unrealized gains and losses for such instrument should be reported in earnings at each subsequent reporting date. We did not elect to apply the fair value option to any outstanding instruments.

Warrants Liability

We separately evaluate the terms for each of the outstanding warrants in accordance with ASC 480, Distinguishing Liabilities from Equity, to determine the appropriate classification and accounting treatment. The preferred stock warrants are for contingently redeemable preferred stock, and as such, the preferred stock warrants are classified as a liability in warrants liability in the consolidated balance sheets. As of March 31, 2023, there were no remaining warrants outstanding to purchase shares of Seed Preferred stock. The common stock warrants are legally detachable, can be transferred and can be exercised into a variable number of shares, and as such are classified as a liability in warrants liability in the consolidated balance sheets. The warrants liability is subject to a fair value remeasurement each period with an offsetting adjustment reflected in fair value adjustments in the consolidated statement of operations.

We will continue to remeasure the warrants until the earlier of the exercise or expiration, the completion of a deemed liquidation event, the conversion of convertible preferred stock into common stock, or until holders of the convertible preferred stock can no longer trigger a deemed liquidation event. On expiration, the convertible preferred stock warrants will automatically net exercise, unless the warrant holder provides written notice that it does not wish to exercise its warrants. Upon exercise, the related convertible preferred stock warrant liability will be reclassified to convertible preferred stock.

We estimate the fair value of these liabilities using the option pricing method and assumptions that were based on the individual characteristics of the warrants on the valuation date, as well as assumptions for future financings.

Embedded Derivatives

We account for embedded derivatives at fair value in accordance with ASC 815-15, Derivatives and Hedging; Embedded Derivatives. Embedded derivatives that are required to be bifurcated from the underlying host instrument are accounted for and valued as a separate financial instrument.

Product Warranties

We provide a warranty on all of our products, which is the shorter of ten years or when the usage exceeds 7.52 megawatt hours (MWh). Estimated future warranty costs are accrued and charged to cost of goods sold in the period the related revenue is recognized. These estimates are derived from historical data and trends of product reliability and estimated costs of repairing and replacing defective products.

Stock-based Compensation

Stock-based awards issued to employees, executives and consultants are valued as of the grant date. Corresponding compensation expense is recognized over the applicable vesting period. For awards with a service condition for vesting, the related expense is recognized on a straight-line basis over the entire award’s actual or implied vesting period.

We use the Black-Scholes option pricing model to estimate the fair value of stock-based awards as of the date of grant. This requires management assumptions that involve inherent uncertainties and the application of judgment, including (a) the fair value of our common stock on the date of the option grant, (b) the expected term of the stock option until its exercise by the recipient, (c) expected stock price volatility over the expected term, (d) the prevailing risk-free interest rate over the expected term, and (e) expected dividend payments over the expected term.

Management estimates the expected term of awarded stock options utilizing the “simplified method” as we do not yet have sufficient exercise history. Further, we remained privately-held and therefore lacked company- specific historical and implied volatility information of our stock. Accordingly, management estimates this expected volatility using our designated peer-group of publicly-traded companies for a look-back period, as of the date of grant, which corresponds with the expected term of the awarded stock option. We estimate the risk-free interest rate based upon the U.S. Department of the Treasury yield curve in effect at award grant for time periods that correspond with the expected term of the awarded stock option. We account for forfeitures as they occur. Our expected dividend yield is zero because it has never paid cash dividends and does not expect to for the foreseeable future.

Given the absence of a public trading market, our Board of Directors, with input from management, considered numerous objective and subjective factors to determine the fair value of our common stock. The factors included: (1) third-party valuations of our common stock; (2) our stage of development; (3) the status of research and development efforts; (4) the rights, preferences and privileges of our preferred stock relative to common stock; (5) our operating results and financial condition, including our levels of available capital resources; (6) equity market conditions affecting comparable public companies; (7) general U.S. market conditions; and (8) the lack of current marketability of our common stock.

Recent Accounting Pronouncements

See Note 2 to our audited 2022 financial statements included elsewhere in this joint proxy statement/consent solicitation statement/prospectus for more information.

Quantitative and Qualitative Disclosures about Market Risk

Market Risk

Market risk represents the risk of loss that may impact our financial position because of adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure resulting from potential changes in inflation, exchange rates or interest rates. We do not hold financial instruments for trading purposes.

Interest Rate Risk

Interest rate risk is the risk that the value or yield of fixed-income investments may decline if interest rates change. Fluctuations in interest rates may impact the level of interest expense recorded on outstanding borrowings. In addition, our convertible promissory notes and loans payable bear interest at a fixed rate and are not publicly traded. Therefore, fair value of our convertible promissory notes and loans payable, as well as interest expense, is not materially affected by changes in the market interest rates. We do not enter into derivative financial instruments, including interest rate swaps, for hedging or speculative purposes.

Credit Risk

Credit risk with respect to accounts receivable is generally not significant due to a limited carrying balance of receivables. We routinely assess the creditworthiness of our customers. We generally have not experienced any material losses related to receivables from individual customers, or groups of customers during the three months ended March 31, 2023 or the years ended December 31, 2022 and 2021. We do not require collateral. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed by management to be probable in our accounts receivable. If we increase our sustainable community networks sales in future periods, the customer base associated with these sales is different than our historical sales, and as such, our credit risk experiences may be different.

Inflation Risk

Inflationary risk refers to the risk that inflation will undermine the performance of an investment, the value of an asset, or the purchasing power of a stream of income. As inflation has the potential to drive up costs of acquiring goods/inventory and related packaging materials, as well as employee wages, and increased costs associated with long-term revenue contracts, we will manage exposures to inflationary risk accordingly based on existing contracts.

Foreign Exchange Risk

Foreign exchange risk arises when a company engages in financial transactions denominated in a currency other than the currency where that company is based. Any appreciation/depreciation of the base currency or the depreciation/appreciation of the denominated currency will affect the cash flows emanating from that transaction. Although we have operations outside of the country, all material contracts with parties are denominated in USD. As a result, we believe we have minimal foreign exchange risk, thus no hedging strategies have been put in place.

Liquidity Risk

Adverse developments that affect financial institutions, such as events involving liquidity that are rumored or actual, have in the past and may in the future lead to bank failures and/or market-wide liquidity problems. These events could have an adverse effect on our financial condition and results of operations, either directly or through an adverse impact on certain of our vendors and customers.

For example, on March 10, 2023, Silicon Valley Bank was closed by the California Department of Financial Protection and Innovation (“DFPI”), which appointed the Federal Deposit Insurance Corporation (“FDIC”) as

receiver. Similarly, on March 12, 2023, Signature Bank was put into receivership. In addition, First Republic Bank (FRB) was closed on May 1, 2023, by the DFPI, which appointed the FDIC as receiver and was immediately purchased by JP Morgan Chase. We’ve maintained an account at FRB and certain customers make payments to us via that account. We took steps to reduce our exposure from a failure of FRB, including by transferring deposits to other banks. On March 31, 2023, we held $293,824 of insured and uninsured deposits in FRB. As of April 30, 2023, our outstanding deposit balance in FRB had been reduced to $240,711.

To date, we have not experienced any adverse impact to our liquidity, financial condition or results of operations as a result of the events described above.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding the beneficial ownership of shares of TLG common stock as of May 30, 2023 pre-Business Combination and immediately after the consummation of the Business Combination by:

•

each person or “group” (as such term is used in Section 13(d)(3) of the Exchange Act) known by TLG to be the beneficial owner of more than 5% of shares of TLG common stock as of May 30, 2023 (pre-Business Combination and after giving effect to the Redemptions) or of shares of TLG common stock upon the closing of the Business Combination;

•	each of TLG’s executive officers and directors;

•	each person who will become an executive officer or director of New Electriq upon the closing of the Business Combination;

•	all of TLG’s current executive officers and directors as a group; and

•	all executive officers and directors of New Electriq as a group upon the closing of the Business Combination.

As of the Record Date, TLG had 12,948,405 shares of common stock issued and outstanding, consisting of 7,948,405 shares of Class A common stock and 5,000,000 shares of Class F common stock.

Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to securities. Except as indicated by the footnotes below, TLG believes, based on the information furnished to it, that the persons and entities named in the table below have, or will have immediately after the consummation of the Business Combination, sole voting and investment power with respect to all shares of TLG common stock that they beneficially own, subject to applicable community property laws. Any shares of TLG common stock subject to options or warrants exercisable within 60 days of the consummation of the Business Combination are deemed to be outstanding and beneficially owned by the persons holding those options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.

The expected beneficial ownership of shares of New Electriq common stock upon the closing of the Business Combination assumes two scenarios:

a)

“no redemptions” scenario where (i) no further public stockholders exercise their Redemption Rights in connection with the Business Combination and (ii) New Electriq has 43,407,439 outstanding shares of common stock immediately following the Business Combination (excluding shares reserved for issuance pursuant to the Replacement Options and Replacement Warrants), of which 29,636,886 shares will be issued to Electriq’s existing securityholders, 7,948,405 shares will be held by the public stockholders, 5,372,148 will be held by Sponsor and Affiliates and 450,000 will be held by certain investors that participate in the Financings; and

b)

a “maximum redemptions” scenario where (i) 7,804,727 of TLG’s remaining outstanding public shares are redeemed in connection with the Business Combination and (ii) New Electriq has 35,602,712 outstanding shares of common stock immediately following the Business Combination (excluding shares reserved for issuance pursuant to the Replacement Options and Replacement Warrants), of which 29,636,886 shares will be issued to Electriq’s existing securityholders, 143,678 shares will be held by the public stockholders, 5,372,148 will be held by Sponsor and 450,000 will be held by certain investors that participate in the Financings.

The two scenarios assume that, at the Closing, Electriq stockholders will be issued a number of shares on an as-converted basis to common stock assuming that, on or just prior to the Closing: (a) all of the existing preferred shares and accrued dividends are converted into shares of Electriq common stock, (b) that all of the Electriq Options expected to vest as of July 30, 2023 remain outstanding as of the Closing, (c) all of the SAFE agreements convert to common stock, and (d) all of the outstanding existing Electriq stockholder common warrants are exercised and convert to common stock.

If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by the named entities/individuals in New Electriq will be different.

Pre-Business Combination Beneficial Ownership Table

	Class A Common Stock		Class F Common Stock
Name and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned	Approximate Percentage of Class	Number of Shares Beneficially Owned (2)		Approximate Percentage of Class	Approximate Percentage of Outstanding Common Stock
TLG Acquisition Founder LLC (3)	—	—	4,360,869		87.2%	33.7%
John Michael Lawrie	—	—	4,860,869	(4)	97.2%	37.5%
Meteora Capital, LLC (5)	708,947	8.9%	—		—	5.5%
Sculptor Capital LP (6)	636,971	8.0%	—		—	4.9%
Owl Creek Asset Management, L.P.(7)	600,000	7.6%	—		—	4.6%
Yakira Partners, L.P.(8)	501,554	6.3%	—		—	3.9%
AQR Capital Management, LLC (9)	500,000	6.3%	—		—	3.9%
David Johnson (10)	—	—	—		—	—
Jonathan Morris	—	—	—		—	—
Kristin Muhlner	—	—	46,377		*	*
Edward Ho	—	—	46,377		*	*
Zainabu Oke	—	—	23,189		*	*
All officers and directors as a group (six individuals)	—	—	4,976,812		99.5%	38.4%

*	Less than one percent.
(1)	Unless otherwise noted, the business address of each of the following entities or individuals is 515 North Flagler Drive, Suite 520, West Palm Beach, Florida 33401.
(2)

Interests shown consist solely of shares of Class F common stock. The shares of Class F common stock will convert into shares of Class A common stock at the time of TLG’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment.

(3)

Represents the interests directly held by TLG Acquisition Founder LLC. The members of TLG Acquisition Founder LLC are TLG Capital Partners, LLC, a Delaware limited liability company, which has a 60% membership interest in TLG Acquisition Founder LLC and whose sole member is Mr. Lawrie, and Fenway 07 LLC, a Delaware limited liability company, which has a 40% membership interest in TLG Acquisition Founder LLC and is 99% owned by Mr. Johnson and 1% owned and managed by his spouse.

(4)

Represents 4,360,869 shares of Class F common stock held by Sponsor and 500,000 shares of Class F common stock held by TLG Fund I, LP. The shares held by Sponsor are beneficially owned by Mr. Lawrie, the Chairman of the Board of Directors, Chief Executive Officer and President of TLG, and the manager of Sponsor, who has sole voting and dispositive power over the shares held by Sponsor. The shares held byTLG Fund I, LP are beneficially owned by Mr. Lawrie, the manager of the general partner of TLG Fund I, LP, who has sole voting and dispositive power over the shares held by TLG Fund I, LP. Mr. Lawrie disclaims beneficial ownership of the shares held by Sponsor and TLG Fund I, LP except to the extent of his pecuniary interest therein.

(5)

Based on the Schedule 13G filed February 16, 2023 jointly by Meteora Capital, LLC, a Delaware limited liability company (“Meteora Capital”), with respect to the Class A common stock held by certain funds and managed accounts to which Meteora Capital serves as investment manager (collectively, the “Meteora

Funds”) and Vik Mittal, who serves as the Managing Member of Meteora Capital, with respect to the common stock held by the Meteora Funds. The business address of Meteora Capital is 840 Park Drive East, Boca Raton, Florida 33444.
(6)

Based on Schedule 13G filed January 6, 2023 jointly by Sculptor Capital LP (“Sculptor”), Sculptor Capital II LP (“Sculptor-II”), Sculptor Capital Holding Corp. (“SCHC”), Sculptor Capital Holding II LLC (“SCHC-II”), Sculptor Capital Management, Inc. (“SCU”), Sculptor Master Fund, Ltd. (“SCMF”), Sculptor Special Funding, LP (“NRMD”) and Sculptor SC II LP (“NJGC”), Sculptor and Sculptor-II serve as the principal investment managers to the Accounts and thus may be deemed beneficial owners of the Common Stock in the Accounts managed by Sculptor and Sculptor-II. SCHC-II serves as the sole general partner of Sculptor-II and is wholly owned by Sculptor. SCHC serves as the sole general partner of Sculptor. As such, SCHC and SCHC-II may be deemed to control Sculptor as well as Sculptor-II and, therefore, may be deemed to be the beneficial owners of the Common Stock reported in this Schedule 13G. SCU is the sole shareholder of SCHC, and, for purposes of this Schedule 13G, may be deemed a beneficial owner of the Common Stock reported herein. The business address of Sculptor, SCHC, SCHC-II, SCU, SCMF, NRMD and NJGC is 9 West 57th Street, New York, New York 10019.

(7)

Based on the Schedule 13G filed February 9, 2023 jointly by Owl Creek Asset Management, L.P. (“Owl Creek”), a Delaware limited partnership and the investment manager of Owl Creek Credit Opportunities Master Fund, L.P. (the “Owl Creek Fund”), with respect to the shares of Class A common stock owned by the Owl Creek Fund and Jeffrey A. Altman (“Mr. Altman”) as managing member of the general partner of Owl Creek, with respect to the shares of Class A common stock owned by the Owl Creek Fund. The business address of Owl Creek, Owl Creek Fund and Mr. Altman is 640 Fifth Avenue, 20th Floor, New York, NY 10019.

(8)

Based on the Schedule 13G filed February 14, 2023 jointly by Yakira Partners, L.P. (“Yakira”), representing 51,293 shares of Class A common stock, and Yakira Enhanced Offshore Fund Ltd. (“Yakira Offshore”), representing 2,500 shares of Class A common stock and MAP 136 Segregated Portfolio (“MAP 136”), representing 447,761 shares of Class A common stock. The business address of Yakira, Yakira Offshore and MAP 136 is 1555 Post Road East, Suite 202, Westport, Connecticut 06880.

(9)

Based on a Schedule 13G filed February 14, 2023 jointly by AQR Capital Management, LLC, AQR Capital Management Holdings, LLC and AQR Arbitrage, LLC (collectively, the “AQR Entities”). The business address of the AQR Entities is One Greenwich Plaza, Greenwich, Connecticut 06830.

(10)	Does not include any shares indirectly owned by this individual as a result of his indirect membership interest in our sponsor.

Post-Business Combination Beneficial Ownership Table

	Assuming No Redemptions		Assuming Maximum Redemptions
Name and Address of Beneficial Owner (1)	Number of Shares	%	Number of Shares	%
Directors and Executive Officers Post—Business Combination
Frank Magnotti (2)	1,704,806	3.9%	1,704,806	4.8%
James Van Hoof, Jr. (3)	42,043	*	42,043	*
Petrina Thomson (4)	20,781	*	20,781	*
Jan Klube (5)	131,971	*	131,971	*
Ozlem Fonda (6)	14,844	*	14,844	*
Pravin Bhagat	—	—	—	—
Tony Anatra	—	—	—	—
Frank Evans	—	—	—	—
Neha Palmer (7)	92,125	*	92,125	*
Gideon Soesman	—	—	—	—
Kristina Peterson	—	—	—	—
Carol Coughlin	—	—	—	—
Zainabu Oke	23,189	*	23,189	*
John Michael Lawrie (8)	6,233,017	14.4%	6,233,017	17.5%
All officers and directors as a group (fourteen individuals):	8,262,776	19.0%	8,262,776	23.2%
Five Percent Holders:
GBIF Management Ltd. (9)	12,940,989	29.8%	12,940,989	36.3%
TLG Acquisition Founder LLC (10)	2,920,517	6.7%	2,920,517	8.2%
JEL Partnership (11)	3,272,859	7.5%	3,272,859	9.2%
O’Shanter Development Company Ltd (12)	2,530,048	5.8%	2,530,048	7.1%

*	Less than one percent.
(1)	Unless otherwise noted, the business address of each of the following entities or individuals is 625 North Flagler Drive, Suite 1003, West Palm Beach, Florida 33401.
(2)

Includes 908,422 shares of common stock held by Frances Turbiak-Magnotti and Frank Magnotti, 78,502 shares of common stock held by Frank A. Magnotti and Frances Turbiak-Magnotti as a result of exchanging preferred stock held pre-combination and 717,880 shares of common stock underlying vested options and options expected to vest by July 30, 2023 held by Mr. Magnotti.

(3)

Includes 26,600 shares of common stock underlying vested options and options expected to vest by July 30, 2023 and 15,443 shares of common stock related to the conversion of a SAFE agreement at the closing of the business combination.

(4)	Includes 20,781 shares of common stock underlying vested options and options expected to vest by July 30, 2023.
(5)

Includes 14,566 shares of common stock underlying vested options and options expected to vest by July 30, 2023 and 117,405 shares of common stock as a result of exchanging preferred stock held pre-combination.

(6)	Includes 14,844 shares of common stock underlying vested options and options expected to vest by July 30, 2023.
(7)	Includes 92,125 shares of common stock underlying vested options and options expected to vest by July 30, 2023.
(8)

Represents 1,090,217 shares of common stock held by Sponsor related to its founder shares, 830,300 shares of common stock and 1,000,000 Private Placement Warrants held by Sponsor related to the conversion to equity $9.8 million in costs which have been borne by Sponsor related to this transaction, 500,000 shares of common stock held by TLG Fund I, LP, and 2,812,500 shares of common stock held by Mr. Lawrie related to a $15 million investment in the Company and the conversion to equity of Mr. Lawrie’s existing $8.5 million loan to the Company. Excludes 1,590,150 shares of New Electriq preferred stock related to the

$15 million investment in the Company, $8.5 million loan conversion and $9.8 million Sponsor costs converting to equity. The shares and Private Placement Warrants held by Sponsor are beneficially owned by Mr. Lawrie, the Chairman of the Board of Directors, Chief Executive Officer and President of TLG, and the manager of Sponsor, who has sole voting and dispositive power over the shares held by Sponsor. The shares held by TLG Fund I, LP are beneficially owned by Mr. Lawrie, the manager of the general partner of TLG Fund I, LP, who has sole voting and dispositive power over the shares held by TLG Fund I, LP. Mr. Lawrie disclaims beneficial ownership of the securities held by Sponsor and TLG Fund I, LP except to the extent of his pecuniary interest therein. The business address of Mr. Lawrie is 515 North Flagler Drive, Suite 520, West Palm Beach, Florida 33401.
(9)

Includes 12,816,009 shares of common stock as a result of exchanging preferred stock held Pre-combination and 124,980 shares of common stock related to a $1 million investment in the Company. Excludes 50,000 shares of New Electriq preferred stock related to the above-mentioned $1 million investment in the Company. GBIF Management Ltd. represents three of five Electriq Board members pre-combination and will represent one of seven post-combination. GBIF Management Ltd. is controlled by a three-person investment committee. The investment committee requires majority approval to make any decision regarding any dispositions and voting of the shares. The business address for GBIF Management Ltd. is 2345 Yonge Street Suite 804 Toronto, ON M4P 2E5.

(10)

Represents the interests directly held by TLG Acquisition Founder LLC, including 1,090,217 shares of common stock held by Sponsor related to its founder shares, 830,300 shares of common stock and 1,000,000 Private Placement Warrants held by Sponsor related to the conversion to equity $9.8 million in costs which have been borne by Sponsor related to this transaction. Excludes 415,150 shares of New Electriq preferred stock related to the $9.8 million Sponsor costs converting to equity. The members of TLG Acquisition Founder LLC are TLG Capital Partners, LLC, a Delaware limited liability company, which has a 60% membership interest in TLG Acquisition Founder LLC and whose sole member is Mr. Lawrie, and Fenway 07 LLC, a Delaware limited liability company, which has a 40% membership interest in TLG Acquisition Founder LLC and is 99% owned by Mr. Johnson and 1% owned and managed by his spouse. The business address of Sponsor is 515 North Flagler Drive, Suite 520, West Palm Beach, Florida 33401.

(11)

Includes 1,481,080 shares of common stock as a result of exchanging preferred stock held pre-combination, 1,578,739 shares of common stock related to the conversion at business combination closing of a SAFE agreement and 213,041shares of common stock as a result of the conversion at business combination closing of the exercise of a warrant. Stephen Greenberg holds voting and dispositive power over the shares. The business address for JEL Partnership and for Mr. Greenberg is 1284 Wellington Street W, Ottawa, CA-ON K1Y 3A9, Canada.

(12)

Includes 446,143 shares of common stock as a result of exchanging preferred stock held pre-combination, 709,970 shares of common stock related to the conversion at business combination closing of a SAFE agreement, 106,520 shares of common stock as a result of the conversion at business combination closing of the exercise of a warrant, and 812,370 related to the conversion to equity of an existing $6.5 million outstanding loan with the Company, and 455,061 shares of common stock related to a $4.5 million investment in the Company. Excludes 507,053 shares of Series B preferred stock of Electriq related to the above-mentioned $6.5 million note conversion and $4.5 million investment in the Company. The business address for O’Shanter Development Company Ltd. is 245 Carlaw Avenue Suite 107 Toronto, Ontario, M4M 2S1.

MANAGEMENT OF NEW ELECTRIQ FOLLOWING THE BUSINESS COMBINATION

Unless the context otherwise requires, any reference in this section of this joint proxy statement/consent solicitation statement/prospectus to “Electriq,” “we,” “us” or “our” refers to Electriq and its consolidated subsidiaries prior to the consummation of the Business Combination and to New Electriq and its consolidated subsidiaries following the Business Combination.

Executive Officers and Directors After the Business Combination

Effective immediately after the consummation of the Business Combination, the business and affairs of New Electriq will be managed by or under the direction of the New Electriq board of directors (the “New Electriq Board”). The management team of New Electriq is expected to be composed of the management team of Electriq. The following table lists the names, ages as of June 8, 2023, and positions of the individuals who are expected to serve as directors and executive officers of New Electriq upon consummation of the Business Combination:

Name	Age	Position
John Michael Lawrie	70	Director Nominee
Carol L. Coughlin	64	Director Nominee
Neha Palmer	48	Director Nominee
Kristina Peterson	59	Director Nominee
Gideon Soesman	52	Director Nominee
Zainabu Oke	55	Director Nominee
Frank Magnotti	62	Chief Executive Officer and Director Nominee
James Van Hoof, Jr.	60	Chief Operating Officer & General Counsel
Jan Klube	54	Chief Technology Officer
Petrina Thomson	55	Chief Financial Officer

Frank Magnotti—Chief Executive Officer and Director Nominee

Mr. Magnotti has served as the Chief Executive Officer of Electriq since September 2018 and as a member of the Electriq Board since October 2016. Mr. Magnotti is an energy technology executive, clean tech executive and health tech executive specializing in innovative products and technologies or disruptive business models that impact our world positively while making excellent returns for investors. Mr. Magnotti was the President, Founder and Chief Operating Officer of Comverge, Inc. (founded in 1998), believed to be the first pure play smart grid company to go public in 2007. Mr. Magnotti was the President and Chief Executive Officer of Fluitec International, LLC from 2010 – 2015 and spent 14 years (1983 – 1997) at AT&T Bell Labs / Lucent Technologies, Inc. in a variety of senior roles prior to founding Comverge, Inc. Companies Mr. Magnotti has led have won either Top Cleantech Company or Top Cleantech Innovation four times. Mr. Magnotti has special interests in smart grid, energy storage, energy efficiency, demand response, wind, solar, rotating machinery, biofuels, specialty additives and antioxidants. Mr. Magnotti has strong skills in engineering, research & development, program management, big data analytics, SaaS, product launch, global sales (he has set up sales channels in 69 countries), regulatory and energy markets, equity and debt fund raising including angel, venture capital, private equity, IPO, project finance and federal and state government programs. Mr. Magnotti has more than 30 years of C-Suite executive leadership experience leading, building and scaling energy and technology-related companies. Mr. Magnotti earned a Bachelors and Masters in Mechanical Engineering from The Cooper Union for the Advancement of Science and Art.

James Van Hoof, Jr.—Chief Operating Officer & General Counsel

Mr. Van Hoof served as Electriq’s General Counsel and Chief Strategy Officer from July 2021 through June 2022, before being promoted to Chief Operating Officer and General Counsel in July 2022. As COO & GC, Mr. Van Hoof is responsible for leading, managing and providing organizational vision and operational strategy to ensure that Electriq meets and exceeds agreed upon sustainable growth objectives. Key areas that Mr. Van Hoof is responsible for are building the infrastructure for a product management function, an agile and cost-effective end-to-end supply chain network, customizing an assembly model optimized for scale and a global logistics and fulfillment system that can deliver on Electriq’s strategy. Prior to joining Electriq, from January 2020 to July 2021, Mr. Van Hoof was the CFO at Ionic Materials Inc., from June 2013 to January 2020, was VP of Growth & Innovation at Hubbell Inc., from November 2009 to March 2013, was Chief Tax Officer at Bunge Ltd and from April 2006 to March 2009, was VP & CFO at UTC Power Corp. Mr. Van Hoof has more than 25 years of C-Suite executive leadership experience scaling and directing operations, finance, law and management. Mr. Van Hoof earned a Bachelor of Arts in History and Economics from Saint Anselm College, a Juris Doctorate degree from Western New England University School of Law, a Master of Science in Taxation from the University of Hartford and a Masters of Law in Tax from the Boston University School of Law.

Jan Klube—Chief Technology Officer

Mr. Klube has been Electriq’s Chief Technology Officer since September 2019. As CTO Mr. Klube is responsible for driving and defining the roadmap and vision for the engineering function, identifying opportunities for product differentiation and integration partners that are complimentary in the ecosystem. Mr. Klube has successfully led multiple software organizations in the renewable energy space and from October 2016 to September 2019 was the VP, Engineering at Enphase Energy, Inc., from January 2012 to September 2016, the VP, Engineering at VeriFone, Inc. and from August 2009 to January 2012, the Director of the Nucleus Product Line at Mentor Graphics Corp. (a Siemens company). Mr. Klube has more than 20 years of experience as a successful engineering leader with strong collaboration and expertise in product development and management. Mr. Klube earned a Masters in Electrical and Electronic Engineering and Computer Science from the University of Rostock, Germany.

Petrina Thomson—Chief Financial Officer

Ms. Thomson has been Electriq’s Chief Financial Officer since September 2022 and joined Electriq in June 2021 as the Chief Accounting Officer. As CFO, Ms. Thomson is responsible for building and leading the financial and operational strategy and vision to ensure Electriq’s finances are positioned for sustainable growth and continued success. Key areas in Ms. Thomson’s role are all cash management, budgeting, risk management, financial reporting, tax, audits, raising capital, Electriq Board and investor communications. Prior to joining Electriq, from December 2019 to June 2021, Mr. Thomson was the VP & Chief Accounting Officer at Curvature LLC, from June 2012 to July 2018, the North American Controller at Johnson Controls International plc and, from March 1996 to October 2010, was Senior Director, Finance at Sun Microsystems, Inc. (now Oracle Corp.). Ms. Thomson has more than 25 years’ experience in successfully leading global finance teams, processes and systems for significant growth. Ms. Thomson is a Certified Public Accountant and earned a Bachelor of Commerce in Accounting and Finance from The University of Western Australia.

Non-Employee Director Nominees

John Michael Lawrie

Mr. Lawrie has served as Chief Executive Officer, President and Chairman of the TLG Board. In 2005, Mr. Lawrie founded The Lawrie Group, a private company providing consulting services on value creation and enterprise transformation and related investment management services. Mr. Lawrie previously served as chairman, president and chief executive officer of DXC Technology Co., a leading, independent end-to-end IT services company serving more than 6,000 global enterprise clients in more than 70 countries, from April 2017 to his retirement in March 2019. Prior to his employment at DXC Technology Co., Mr. Lawrie served as president and chief executive officer of Computer Sciences Corporation from May 2012 to March 2017 and was appointed chairman in December 2015. Mr. Lawrie is a trustee of Drexel University, Philadelphia. Mr. Lawrie holds a B.A. in history from Ohio University and an MBA from Drexel University. Mr. Lawrie also received an honorary doctorate from the Shiv Nadar University in India. We believe Mr. Lawrie’s extensive public company leadership and enterprise transformation experience and network of relationships make him a valuable addition to our management team and board of directors.

Carol L. Coughlin

Ms. Coughlin has been the founder and Chief Executive Officer of BottomLine Growth Strategies, Inc., a business consulting firm focused on sustainable and profitable growth, since July 2006. From 2004 to 2006, she was the Chief Financial Officer of Woodhaven Health Services, Inc., a provider of pharmacy services. Ms. Coughlin has served on a number of boards including public, private, government, non-profits and advisory. Ms. Coughlin has been a member of the board of directors and the chair of audit committee of Hopebridge, LLC, a health care services provider, since September 2021; a member of the board of directors and the chair of audit committee of GoodCap Pharmaceuticals, Inc., a Canada based life sciences company, since February 2021; a director of ReadyCareConnect, Inc. (DBA, Trusty.care), a medicare management company since November 2019; and a director, chair of financial affairs committee, a member of the executive committee and a member of the governance committee of University of Maryland Medical Center since February 2015. She was a director and chair of the audit committee of Vivos Therapeutics, Inc. (Nasdaq: VVOS), an international medical device company, from July 2019 to April 2020. Ms. Coughlin was appointed to the board of directors of Hamilton Bancorp, Inc. (Nasdaq: HBK), a public community bank, from August 2010 to April 2019 and served as the chairwoman of the board, the lead independent director and audit committee chair. Ms. Coughlin received a BS in Business/Accounting from Towson University and a Master’s in Business Administration from Loyola University Maryland. She is a Certified Public Accountant (active status, Maryland). We believe Ms. Coughlin’s extensive financial management, growth, mergers and acquisitions and board governance experience along with her knowledge of the local business community and active civic involvement makes her an invaluable member of the board of directors.

Neha Palmer

Ms. Palmer has been a member of the board of directors of Electriq since May 2019. She has been the Chief Executive Officer, co-founder and a director of TeraWatt Infrastructure, Inc., a company that develops and finances electric vehicle charging infrastructure in the United States, since March 2021. From January 2012 to March 2021, Ms. Palmer served as head of energy strategy, global infrastructure at Google LLC (formerly Google Inc.) (Google) where she led the team responsible for procurement of energy and electric infrastructure, risk management, energy trading operations, and sourcing as much renewable energy as possible to power Google’s global operations. Prior to joining Google, Ms. Palmer held several positions at PG&E Corp. (NYSE: PCG) from June 2010 to December 2011, the last being director of corporate development. She previously served as an investment banker for Goldman Sachs Inc. (NYSE: GS), serving clients in the electricity sector. Ms. Palmer has been a member of the board of directors of GoGreen Investments Corporation, a blank check company, since October 2021. Ms. Palmer holds a Bachelor’s degree in Civil Engineering from California Polytechnic State University, San Luis Obispo and an MBA from the Kellogg School of Management at Northwestern University. We believe that Ms. Palmer’s extensive experience with the energy and finance industries makes her an invaluable member of the board of directors.

Kristina A. Peterson

Ms. Peterson has been the Chief Executive Officer of Mayflower Partners, a cleantech financial advisory firm, since 2000. Ms. Peterson has led various solar energy investment companies, serving in senior investment, development, operations and asset management roles at Brookfield Renewable Partners (NYSE: BEP) and Terraform Power (Nasdaq: TERP) from 2015 to 2018, and serving in CEO, CFO and other senior management positions at EDF Renewable Energy, Suntech, and Greenwood Energy, a solar energy company, from 2007 to 2015. Prior to that, she was a project and structured finance investment banker for ABN AMRO Bank and Citibank for ten years in the energy, infrastructure and telecom industries. Ms. Peterson has served, and as a non-

executive director, chair of the remuneration committee and a member of the audit committee of Invinity Energy Systems PLC (LSE: IES), a utility-scale battery energy storage company, since November 2021. She has been the co-chair of Women Corporate Directors Foundation, San Diego, a global group of women corporate board directors, since 2016 and has served on the board of Coalition for Green Capital, a non-profit with a mission to halt climate change by accelerating investment in clean energy technologies, since 2019. She has served on the advisory boards of Chargenet, a California-based EV charging and energy storage company, and Scanifly, a NY-based solar software company, since 2020. She was a director of Iteros, Inc., an energy management software firm, from 2015 to 2020, Greenwood Energy in 2014, Solar Electric Industry Association from 2011 to 2012, and Gemini Solar Development Company from 2007 to 2010. Ms. Peterson received her BS Business Administration from Boston University and her MBA from the University of Chicago Booth School of Business. She completed additional graduate coursework at MIT Sloan. We believe Ms. Peterson’s executive leadership experience in energy, technology, investment finance and banking organizations and board governance experience makes her an invaluable member of the board of directors.

Gideon Soesman

Mr. Soesman has been a member of the board of directors of Electriq since September 2018. He has been the co-founder and managing partner of GreenSoil, an investment company with a portfolio of funds focused on investing in companies in the agriculture, food and real estate sectors, since February 2011. Mr. Soesman was the managing director of GMS Capital, a boutique investment bank that helped companies raise funds and manage mergers and acquisitions, from December 2006 to December 2011. From August 2007 to March 2010, he was the co-founder and managing partner of Oasis Investments, a privately owned investment fund. Prior to GMS Capital, Gideon was responsible for all global merger and acquisition activities for a major division of Royal Philips Electronics from September 2000 to March 2007 and also held senior positions at Shaldor and Ergo. Mr. Soesman has been a member of the board of directors of Home365 Property Management, a property management & real estate investment company, since April 2021; a member of the board of directors of CropX Technologies LTD, an ag-analytics company, since July 2015; a member of the board of directors of Phenome Networks, a software platform to serve plant breeders, since October 2013; a member of the board of directors of TIPA, a packaging and containers manufacturing company, since May 2013. He also served on the boards of directors of Conservice ESG, an IT services and consulting company, from July 2021 to September 2021; Rootility, a biotechnology research firm, from January 2012 to September 2020; BioHarvest, a wellness and fitness services provider, from December 2011 to July 2020; EcoFer Fertigation Technologies Ltd., a renewable energy semiconductor manufacturing company, from May 2013 to December 2017. Mr. Soesman holds a B.A. in Economics from the Hebrew University, Jerusalem, and an M.A. in Business Administration from the Boston University/Ben-Gurion University of the Negev. We believe Mr. Soesman’s leadership experience in energy and technology sectors, extensive mergers and acquisition expertise and board governance experience makes him an invaluable member of the board of directors.

Zainabu Oke

Ms. Oke has served as an independent director for TLG since January 2022. Since October 2021, Ms. Oke has served as General Manager, Vice President of Car Care Automotive Services in Northern California for AAA Northern California, Nevada & Utah Insurance Exchange. Since July 2015, she has served in various Vice President roles for AAA Northern California, Nevada & Utah Insurance Exchange, including VP Organizational Readiness, VP Real Estate & Procurement, Controller, and Chief Internal Auditor. With profit and loss responsibility for the California market of Car Care Automotive Services, she directs all automotive services business operations and business development, including mergers, acquisitions, and integrations. Prior to that, Ms. Oke worked at Deloitte LLP (formerly Deloitte & Touche) for 22 years in various roles, most recently as an Audit Partner and Director. As a former audit partner with Deloitte, Ms. Oke has demonstrated extensive governance and risk management expertise through her work with corporate boards. Ms. Oke serves as a Board member and Audit Committee Chair of TLG and a Board member of Daily Harvest, a late-stage startup. She holds a Business Administration degree from University of Berkeley, Haas Business School and is a certified public accountant. We believe Ms. Oke’s expertise and experience in finance, accounting and auditing make her a valuable addition to the board of directors.

Board Composition

Effective from the consummation of the Business Combination, the New Electriq Board will consist of seven directors. All directors elected at annual meetings of stockholders following the effectiveness of the Proposed Charter will be elected for terms expiring at the next annual meeting of stockholders or until the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal.

When considering whether directors and director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the New Electriq Board to satisfy its oversight responsibilities effectively in light of its business and structure, the New Electriq Board expects to focus primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above in order to provide an appropriate mix of experience and skills relevant to the size and nature of its business.

Director Independence

Upon the consummation of the Business Combination, the New Electriq Board is expected to determine that each of                 ,                 ,                 and                 will qualify as independent directors under the rules of the NYSE and SEC rules and regulations. Under the rules of the NYSE, independent directors must comprise a majority of a listed company’s board of directors. In addition, the rules of the NYSE require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Under the rules of the NYSE, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the New Electriq Board will review and discuss information provided by the directors and Electriq with regard to each director’s business and personal activities and relationships as they may relate to Electriq and its management, including the beneficial ownership of capital stock by each nonemployee director and the transactions involving them as described in the section entitled “Certain Relationships and Related Party Transactions.”

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (i) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or (ii) be an affiliated person of the listed company or any of its subsidiaries. New Electriq intends to satisfy the audit committee independence requirements of Rule 10A-3 as of the consummation of the Business Combination. Additionally, compensation committee members must not have a relationship with New Electriq that is material to the director’s ability to be independent from management in connection with the duties of a compensation committee member.

Board Committees

Effective upon the consummation of the Business Combination, the New Electriq Board will have three standing committees—an audit committee, a compensation committee and a nominating and corporate governance committee. In addition, from time to time, special committees may be established under the direction of the New Electriq Board when the New Electriq Board deems it necessary or advisable to address specific issues. Following the Business Combination, current copies of New Electriq’s committee charters will be posted on its website, www.electriqpower.com, as required by applicable SEC and the NYSE rules. The information on or available through such website is not deemed incorporated in this joint proxy statement/consent solicitation statement/prospectus and does not form part of this joint proxy statement/consent solicitation statement/prospectus.

Audit Committee

Upon the consummation of the Business Combination, New Electriq’s audit committee will consist of                ,                and                . Prior to the Closing, the TLG Board will have determined that each of these individuals meets the independence requirements of the Sarbanes-Oxley Act of 2002 (as amended, the “Sarbanes-Oxley Act”), Rule 10A-3 under the Exchange Act and the applicable listing standards of the NYSE. Each member of New Electriq’s audit committee will meet the requirements for financial literacy under the applicable NYSE rules. In arriving at this determination, the TLG Board will examine each audit committee member’s scope of experience and the nature of their prior and/or current employment.

The audit committee’s responsibilities will include, among other things:

•	appointing, compensating, retaining, evaluating, terminating and overseeing New Electriq’s independent registered public accounting firm;

•	discussing with New Electriq’s independent registered public accounting firm their independence from management;

•	reviewing with New Electriq’s independent registered public accounting firm the scope and results of their audit;

•	pre-approving all audit and permissible non-audit services to be performed by New Electriq’s independent registered public accounting firm;

•

overseeing the financial reporting process and discussing with management and New Electriq’s independent registered public accounting firm the interim and annual financial statements that New Electriq files with the SEC;

•	reviewing and monitoring New Electriq’s accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; and

•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

The composition and function of the audit committee will comply with applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and NYSE listing rules. New Electriq will comply with future requirements to the extent they become applicable to New Electriq.

Compensation Committee

Upon the consummation of the Business Combination, New Electriq’s compensation committee will consist of                ,                and                .                 ,                and                are non-employee directors, as defined in Rule 16b-3 promulgated under the Exchange Act. Prior to Closing, the TLG Board will have determined that each of such directors are “independent” as defined under the applicable NYSE listing standards, including the standards specific to members of a compensation committee. The compensation committee’s responsibilities include, among other things:

•

reviewing and approving corporate goals and objectives relevant to the compensation of New Electriq’s Chief Executive Officer, evaluating the performance of New Electriq’s Chief Executive Officer in light of these goals and objectives and setting or making recommendations to the New Electriq Board regarding the compensation of the New Electriq’s Chief Executive Officer;

•	reviewing and setting or making recommendations to the New Electriq Board regarding the compensation of the New Electriq’s other executive officers;

•	making recommendations to the New Electriq Board regarding the compensation of the New Electriq’s directors;

•	reviewing and approving or making recommendations to the New Electriq Board regarding the New Electriq’s incentive compensation and equity-based plans and arrangements; and

•	appointing and overseeing any compensation consultants.

The composition and function of its compensation committee will comply with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and the NYSE listing rules. New Electriq will comply with future requirements to the extent they become applicable to New Electriq.

Nominating and Corporate Governance Committee

Upon the consummation of the Business Combination, New Electriq’s nominating and corporate governance committee will consist of                 ,                and                . Prior to Closing, the TLG Board will have determined that each of such directors is “independent” as defined under the applicable listing standards of the NYSE.

The nominating and corporate governance committee’s responsibilities include, among other things:

•	identifying individuals qualified to become members of the New Electriq Board, consistent with criteria approved by the New Electriq Board;

•	recommending to the New Electriq Board the nominees for election to the New Electriq Board at annual meetings of New Electriq’s stockholders;

•	overseeing an evaluation of the New Electriq Board and its committees; and

•	developing and recommending to the New Electriq Board a set of corporate governance guidelines.

The composition and function of the nominating and corporate governance committee will comply with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and NYSE listing rules. New Electriq will comply with future requirements to the extent they become applicable to New Electriq.

Compensation Committee Interlocks and Insider Participation

None of the intended members of New Electriq’s compensation committee has ever been an executive officer or employee of New Electriq. None of New Electriq’s executive officers currently serve, or have served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that will serve as a member of the New Electriq Board or compensation committee.

Role of the New Electriq Board in Risk Oversight/Risk Committee

Upon the consummation of Business Combination, one of the key functions of the New Electriq Board will be informed oversight of New Electriq’s risk management process. The New Electriq Board does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the New Electriq Board as a whole, as well as through various standing committees of the New Electriq Board that address risks inherent in their respective areas of oversight. For example, the New Electriq audit committee will be responsible for overseeing the management of risks associated with New Electriq’s financial reporting, accounting and auditing matters; New Electriq’s compensation committee will oversee the management of risks associated with our compensation policies and programs.

Board Oversight of Cybersecurity Risks

New Electriq will face a number of risks, including cybersecurity risks and those other risks described under the section titled “Risk Factors” included in this joint proxy statement/consent solicitation statement/prospectus.

The New Electriq Board will play an active role in monitoring cybersecurity risks and will be responsible for the prevention, timely detection and mitigation of the effects of any such incidents on New Electriq’s operations. In addition to regular reports from each of the New Electriq Board’s committees, the New Electriq Board will receive regular reports from management, including its chief technology officer and chief security officer, on material cybersecurity risks and the degree of New Electriq’s exposure to those risks. While the New Electriq Board will oversee its cybersecurity risk management, management will be responsible for day-to-day risk management processes. Management will work with third party service providers to maintain appropriate controls. We believe this division of responsibilities is the most effective approach for addressing New Electriq’s cybersecurity risks and that the New Electriq Board leadership structure supports this approach.

Limitation on Liability and Indemnification of Directors and Officers

The Proposed Charter, which will be effective upon consummation of the Business Combination, contains provisions that eliminate the personal liability of New Electriq’s directors and certain officers for monetary damages resulting from breaches of certain fiduciary duties as a director or officer to the fullest extent permitted by Delaware law. The Proposed Charter and New Electriq’s bylaws require New Electriq to indemnify and advance expenses to, to the fullest extent permitted by applicable law, its directors, officers and agents. New Electriq plans to maintain a directors’ and officers’ insurance policy pursuant to which New Electriq’s directors and officers are insured against liability for actions taken in their capacities as directors and officers. Finally, the Proposed Charter and New Electriq’s bylaws prohibit any retroactive changes to the rights or protections or increasing the liability of any director or officer in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

In addition, New Electriq will enter into separate indemnification agreements with New Electriq’s directors and officers. These agreements, among other things, require New Electriq to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of New Electriq’s directors or officers or any other company or enterprise to which the person provides services at New Electriq’s request.

We believe these provisions in the Proposed Charter and New Electriq’s bylaws are necessary to attract and retain qualified persons as directors and officers for New Electriq following the completion of the Business Combination.

Corporate Governance Guidelines and Code of Business Conduct

The New Electriq Board will adopt Corporate Governance Guidelines that address items such as the qualifications and responsibilities of its directors and director candidates and corporate governance policies and standards applicable to New Electriq and the New Electriq Board. In addition, the New Electriq Board will adopt a Code of Business Conduct and Ethics that applies to all of its employees, officers and directors, including its Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of New Electriq’s Corporate Governance Guidelines and its Code of Business Conduct and Ethics will be posted on the Corporate Governance portion of New Electriq’s website at www.electriqpower.com. Information contained on or accessible through New Electriq’s website is not a part of this joint proxy statement/consent solicitation statement/prospectus, and the inclusion of New Electriq’s website address in this joint proxy statement/consent solicitation statement/prospectus is an inactive textual reference only. New Electriq intends to make any legally required disclosures regarding amendments to, or waivers of, provisions of its code of ethics on its website rather than by filing a Current Report on Form 8-K.

Family Relationships

There are no family relationships among any of New Electriq’s executive officers or directors.

Non-Employee Director Compensation Table

The following table presents the total compensation earned and paid to non-employee members of the Electriq Board during the year ended December 31, 2022. Mr. Magnotti, our Chief Executive Officer, did not receive any compensation for his service as a member of the Electriq Board during any period presented. Mr. Magnotti’s compensation for service as an employee is presented above under the heading “Summary Compensation Table.” In addition to the compensation outlined below, we reimburse non-employee members of the Electriq Board for reasonable travel expenses and out-of-pocket costs incurred in attending meetings of the Electriq Board or events attended on behalf of Electriq.

Name	Year	Fees Earned and Paid in Cash ($) (2)	Option Awards ($)	Total
Alan Greenberg (1)	2022	—	—	—
Jamie James (1)	2022	—	—	—
Gideon Soesman (1)	2022	—	—	—
Neha Palmer (1)	2022	—	2,859	2,859

(1)	Directors Alan Greenberg, Jamie James and Gideon Soesman were appointed to the Electriq Board in September 2018 and Neha Palmer was appointed to the Electriq Board in May 2019.
(2)

Amounts represent cash compensation earned and paid during the year ended December 31, 2022 for services rendered by each member of the Electriq Board. Cash compensation amounts are paid in the final month of each calendar quarter for services rendered during that respective quarter.

Amounts reflect the aggregate grant date fair value of stock option awards granted under the 2015 Incentive Plan to non-employee members of the Electriq Board during the year ended December 31, 2021, calculated in accordance with FASB ASC Topic 718, Compensation—Stock Compensation. The assumptions used in calculating the grant date fair value of the stock options are set forth in the notes to our audited consolidated financial statements included elsewhere in this joint proxy statement/consent solicitation statement/prospectus. This amount does not reflect the actual economic value that may be realized by the Electriq Board.

Under the contemplated policy, each new nonemployee director will be granted Restricted Stock Units under the Equity Incentive Plan covering shares with a value equal to $            at the time of grant. These new director awards will vest periodically following the grant date, subject to continued service on each applicable vesting date. The contemplated policy also provides that, on the date of each annual meeting of New Electriq’s stockholders, each nonemployee director who is serving on the New Electriq Board prior to, and will continue to serve on the New Electriq Board following, such annual meeting will be granted Restricted Stock Units under the Equity Incentive Plan covering shares with a value equal to $            (the “Annual Award”). The Annual Award will be granted on the date of the annual meeting of New Electriq’s stockholders (the “Annual Award Grant Date”). The Annual Award will vest quarterly over one year following the Annual Award Grant Date, subject to continued service on each applicable vesting date.

Each nonemployee director will receive annual cash compensation of $             for service on the New Electriq Board, and additional cash compensation for the chairperson of each committee as set forth below. All cash payments will be made quarterly in arrears and will be pro-rated for any partial quarters of service.

•	Lead Independent Director: $

•	Audit Committee Chair: $

•	Compensation Committee Chair: $

•	Nominating and Corporate Governance Committee Chair: $

If the New Electriq Board later determines to appoint a nonemployee director as chairperson, then the New Electriq Board will consider an appropriate cash retainer for a nonemployee chairperson.

Each nonemployee director may make an annual election to receive their annual cash retainer in Restricted Stock Units, which will vest quarterly over the course of one year following the grant date, subject to continued service on each applicable vesting date and provided the vesting conditions under the Equity Incentive Plan are met.

The policy will also be subject to limits set forth in the Equity Incentive Plan, which provides that no non-employee director may receive awards under the Equity Incentive Plan with an aggregate fair value on the Annual Award Grant Date that, when combined with cash compensation received for service as a nonemployee director, exceeds $             in a calendar year.

New Electriq expects to review director compensation periodically to ensure that director compensation remains competitive such that New Electriq is able to recruit and retain qualified directors.

The New Electriq Board is expected to adopt Stock Ownership Guidelines that require each member of the New Electriq Board to achieve stock ownership with a value equal to five times his or her annual cash compensation within five years.

Executive Compensation Prior to the Business Combination

Unless the context otherwise requires, any reference in this section of this joint proxy statement/consent solicitation statement/prospectus to “Electriq,” “we,” “us” or “our” refers to Electriq prior to the consummation of the Business Combination and to New Electriq and its consolidated subsidiaries following the Business Combination.

Electriq is, and after the Business Combination, New Electriq will be, an “emerging growth company,” as defined in the JOBS Act and a “smaller reporting company,” as defined under the Exchange Act and thus the following disclosures are intended to comply with the reduced disclosure requirements applicable to emerging growth companies and “smaller reporting companies,” as such term is defined in the rules promulgated under the Exchange Act, which require compensation disclosure for our principal executive officer and the two most highly compensated executive officers other than our principal executive officer, whom we refer to as our “named executive officers.”

To achieve Electriq’s goals, Electriq has designed our compensation and benefits program to attract, retain, incentivize and reward deeply talented and qualified executives who share its philosophy and desire to work towards achieving Electriq’s goals. Electriq believes its compensation program should promote the success of Electriq and align our executives’ incentives with the long-term interests of our stockholders. Electriq’s current compensation arrangements consist principally of a base salary, an annual cash incentive bonus and equity compensation, as described below.

Electriq’s board of directors has historically determined the compensation of Electriq’s executive officers. For the year ended December 31, 2022, Electriq’s named executive officers, and their positions, were as follows:

•	Frank Magnotti, Chief Executive Officer;

•	James Van Hoof, Jr., General Counsel and Chief Operating Officer; and

•	Jan Klube, Chief Technology Officer.

This section discusses the material components of Electriq’s executive compensation arrangements with its named executive officers, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below. This section may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that New Electriq adopts following the completion of the Business Combination may differ materially from the currently planned programs summarized in this discussion.

The following tables and accompanying narrative set forth information about the 2022 compensation provided to our principal executive officer and the two most highly compensated executive officers (other than our principal executive officer) who were serving as executive officers as of December 31, 2022. These executive officers were Frank Magnotti, James Van Hoof, Jr. and Jan Klube and we refer to them in this section as our “named executive officers.”

The following table sets forth information concerning the compensation awarded to or earned by the named executive officers of Electriq during the fiscal year ended December 31, 2022.

Name	Year	Salary ($)	Bonus ($) (2)	Option Awards ($) (3)	All Other Compensation	Total ($)
Frank Magnotti	2022	371,315	27,849	1,389,554	—	1,788,718
Chief Executive Officer
James Van Hoof, Jr. (1)	2022	304,167	18,250	58,072	—	380,489
General Counsel & Chief Strategy Officer
Jan Klube	2022	289,999	19,575	—	—	309,574
Chief Technology Officer

(1)

Mr. Van Hoof assumed responsibilities as Electriq’s General Counsel & Chief Strategy Officer in July 2021. Pursuant to his offer letter, Mr. Van Hoof’s annual salary is $300,000. Subsequent to December 31, 2021, Mr. Van Hoof was promoted to Chief Operating Officer & General Counsel.

(2)

Represents discretionary bonuses granted to each executive officer based on a subjective review of each executive officer’s and Electriq’s yearly performance. For 2022, it is estimated that each officer will receive 15% of their respective target bonus. Bonuses are expected to be paid in April 2023.

(3)

The amounts disclosed represent the aggregate grant date fair value of stock options granted to our named executive officers during the fiscal year ended December 31, 2022 under our 2015 Incentive Plan, calculated in accordance with Financial Accounting Standards Board ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options are set forth in the notes to our audited consolidated financial statements included elsewhere in this joint proxy statement/consent solicitation statement/prospectus. This amount does not reflect the actual economic value that may be realized by the named executive officer. The stock option awards granted to each of our named executive officers consisted of at-the-money options.

Narrative Disclosure to the Summary Compensation Table

Principal Objectives of Electriq’s Compensation Program for Named Executive Officers

Historically, Electriq’s executive compensation program has reflected a corporate culture focused on growth and development. The following objectives have guided Electriq’s decisions with respect to the compensation provided to its named executive officers: attract, retain and incent highly effective executives who share Electriq’s values and philosophy; align the interests of our named executive officers with the interests of Electriq’s stockholders; and reward Electriq’s named executive officers for creating value for Electriq’s stockholders in the long-term.

Elements of Electriq’s Executive Compensation Program

The primary elements of compensation for Electriq’s named executive officers generally consisted of a base salary, annual cash performance bonuses or commission payments and equity compensation awards in the form of stock options under the long-term equity compensation plan. The named executive officers also participate in employee benefit plans and programs that Electriq makes available to its other full-time employees on the same basis, as described below.

Base Salary

Electriq pays its named executive officers a base salary to compensate them for services rendered to Electriq. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Base salaries for Electriq’s named executive officers have generally been set at levels deemed necessary to attract and retain individuals with superior talent and were initially established in each named executive officer’s employment offer letter agreement. The actual base salaries paid to Electriq’s named executive officers for 2022 are set forth in the “Summary Compensation Table” above.

Annual Cash Performance Bonuses

Electriq’s named executive officers have the opportunity to earn annual cash bonuses to incentivize them with a variable level of compensation that is based on attaining annual company and individual performance goals. Each of these named executive officers has an annual target bonus that is expressed as a percentage of his or her annual base salary. Messrs. Magnotti, Van Hoof and Klube are eligible to receive a target annual bonus equal to 50%, 40%, and 45%, respectively, of their respective annual base salaries.

Awards under Electriq’s bonus plan for 2022 were based on the achievement of financial and operations performance metrics established by Electriq’s board of directors.

Equity Compensation

Historically, the equity compensation granted to Electriq’s named executive officers has consisted of stock options granted under the 2015 Incentive Plan (as described below). For a description of the stock options granted to Electriq’s named executive officers, please see the “Outstanding Equity Awards” table below.

In 2015, the Electriq Board adopted, and Electriq’s stockholders approved, the Electriq Power, Inc. 2015 Equity Incentive Plan (the “2015 Incentive Plan”). Each of the named executive officers hold options under the 2015 Incentive Plan, as described below.

The following describes the material terms of the 2015 Incentive Plan.

Grants, Generally. The 2015 Incentive Plan provides both for the direct award or sale of shares and for the grant of ISOs and NSOs. ISOs may be granted only to employees of Electriq and its affiliates. All other awards may be granted to employees, non-employee directors and consultants of Electriq and its affiliates.

The maximum number of shares of Electriq common stock that may be issued over the term of the 2015 Incentive Plan is 360,917,134 shares. As of December 31, 2022, stock options to purchase 151,869,616 shares of Electriq’s common stock with a weighted-average exercise price of $.0064 per share were outstanding under the 2015 Incentive Plan. As of December 31, 2022, there were no outstanding awards under the 2015 Incentive Plan other than these options.

Administration. The Electriq Board, or a committee with authority delegated by the Electriq Board, administers the 2015 Incentive Plan. Subject to the terms of the 2015 Incentive Plan, the administrator has the power to determine: who will be granted awards, when and how each award will be granted, what type of award will be granted, the provisions of each award (which need not be identical), including when a person will be permitted to exercise or otherwise receive cash or shares under the award, the number of shares subject to an award and the fair market value applicable to an award. The administrator also has the discretion to effect, with the consent of any adversely affected participant, the reduction of the exercise, purchase or strike price of any outstanding award; the cancellation of any outstanding award and the grant in substitution therefor of a new award or other valuable consideration, or any other action that is treated as a repricing under generally accepted accounting principles. The administrator also has the authority to accelerate the time(s) at which an award may vest or be exercised, and to construe, interpret and settle all controversies regarding the terms of the 2015 Incentive Plan and awards granted thereunder.

Options. Electriq’s employees and service providers have historically received stock options pursuant to the 2015 Incentive Plan. Each of the named executive officers has been granted a mix of ISOs and NSOs. See the “Outstanding Equity Awards at 2022 Fiscal Year End” table below for further information about Electriq’s named executive officers’ outstanding options as of December 31, 2022.

The exercise price per share of options granted under the 2015 Incentive Plan must be at least 100% of the fair market value per share of Electriq’s common stock on the grant date. Subject to the provisions of the 2015 Incentive Plan, the administrator determines the other terms of options, including any vesting and exercisability requirements, the method of payment of the option exercise price, the option expiration date, and the period following termination of service during which options may remain exercisable.

RSUs. A restricted stock unit (“RSU”) is a right to receive a share of Electriq’s common stock, at no cost to the recipient, upon satisfaction of certain conditions, including vesting conditions, established by the administrator. RSUs vest at the rate determined by the administrator and any unvested RSUs will generally be forfeited upon termination of the recipient’s service. Settlement of RSUs may be made in the form of cash, stock or a combination of cash and stock, as determined by the administrator. Recipients of RSUs generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied and the award is settled. At the administrator’s discretion and as set forth in the applicable award agreement, RSUs may provide for the right to dividend equivalents which will generally be subject to the same conditions and restrictions as the RSUs to which they pertain.

Changes to Capital Structure; Corporate Transactions.    In the event of certain changes to Electriq’s capital structure, such as a stock dividend, stock split or reverse stock split, appropriate adjustments will be made to (a) the number of shares available for issuance under the 2015 Incentive Plan, and (b) the number of shares covered by and, as applicable, the exercise price and the kind of underlying security of each outstanding award granted under the 2015 Incentive Plan. In the event Electriq is party to a “corporate transaction” or “change in control” (as each is defined in the 2015 Incentive Plan), the administrator may take one or more of the following actions to provide for: (i) the continuation of the awards by Electriq (if Electriq is the surviving corporation), (ii) the assumption or substitution of awards by the successor or surviving corporation, (iii) upon written notice, the termination of unexercised or unvested awards prior to the reorganization event, (iv) the acceleration of vesting applicable to an award, (v) the cancellation and purchase of outstanding awards for the amount that could have been obtained upon the exercise of the award and sale of the underlying stock had such award been currently exercisable or (vi) the cancellation of the outstanding award.

Plan Amendment or Termination.    The Electriq Board may amend, modify or terminate the 2015 Incentive Plan at any time, although such change may not materially impair a participant’s rights under an outstanding award without the participant’s written consent.

Other Elements of Compensation

Retirement Plans

Electriq maintains a 401(k) retirement savings plans for its employees, including the named executive officers, who satisfy certain eligibility requirements. The named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees, including matching contributions equal to 100% of a participating employee’s contributions up to the first 3% of the employee’s eligible compensation and 50% of the employee’s contribution up to the next 2% of the employee’s eligible compensation.

Health and Welfare Benefits and Perquisites

All of Electriq’s full-time employees, including the named executive officers, are generally eligible to participate in Electriq’s health and welfare plans, including medical, dental and vision benefits, healthcare savings account and short- and long-term disability insurance. Electriq believes the benefits described above are necessary and appropriate to provide a competitive compensation package to its employees, including the named executive officers.

Electriq generally does not provide Electriq’s named executive officers with perquisites or other personal benefits. However, Electriq does reimburse Electriq’s named executive officers for their necessary and reasonable business and travel expenses incurred in connection with their services to us, consistent with Electriq policies in effect from time to time.

Executive Compensation Arrangements

Agreements with Electriq’s Named Executive Officers

Electriq currently maintains a written compensation package summary with its Chief Executive Officer and offer letters with its General Counsel & Chief Operating Officer, Chief Financial Officer and Chief Technology Officer.

Electriq expects to enter into new employment arrangements with each of its named executive officers prior to the closing of the Business Combination, which will govern the terms of their continuing employment with Electriq and, following the completion of the Business Combination, with the New Electriq. Electriq is still in the process of negotiating, approving and implementing these agreements.

Magnotti Compensation Package

Electriq entered into a compensation package with Mr. Magnotti, its Chief Executive Officer, on June 11, 2019, and pursuant to its terms, Mr. Magnotti’s base salary is reviewed by the Electriq Board as part of Electriq’s normal salary review process. For fiscal year 2022, Mr. Magnotti’s base salary was $371,315. The CEO compensation package entitles Mr. Magnotti to participate in any bonus compensation plans as Electriq may from time to time adopt for the benefit of management, along with any standard benefit plans available to similarly-situated employees. Mr. Magnotti’s compensation package also included the granting of stock options to maintain a level of fully-diluted ownership in Electriq equal to 6%. A portion of stock options granted vest immediately and a portion vested over a three-year period.

Van Hoof Offer Letter

Electriq entered into an offer letter agreement with Mr. Van Hoof, then its General Counsel & Chief Strategy Officer, on June 10, 2021, pursuant to which Mr. Van Hoof is entitled to a base salary of $300,000 per year and eligible to participate in any standard benefit plans available to similarly-situated employees. Additionally, Mr. Van Hoof is entitled to a discretionary cash bonus with a target amount equal to 40% and a maximum of 80% of his annual base salary. Mr. Van Hoof was also awarded 7,000,000 stock options on July 21, 2021 at an exercise price of $0.006 per share, which vest over a four-year period, with 25% of the shares subject to the stock option vesting on the one-year anniversary of the vesting commencement date and 1/48th of the shares subject to the stock option vesting monthly thereafter through the four-year anniversary of the vesting commencement date, subject to Mr. Van Hoof’s continued employment through the applicable vesting period. Mr. Van Hoof was subsequently promoted to Chief Operating Officer & General Counsel in 2022.

Klube Offer Letter

Electriq entered into an offer letter agreement with Mr. Klube, its Chief Technology Officer, on August 28, 2019, pursuant to which Mr. Klube is entitled to a base salary of $245,000 per year and eligible to participate in any standard benefit plans available to similarly-situated employees. On January 1, 2022, Mr. Klube’s annual base salary was increased to $290,000. Additionally, Mr. Klube is entitled to a discretionary cash bonus with a target amount equal to 45% of his annual base salary. Mr. Klube was also awarded 2,000,000 stock options on October 24, 2019 at an exercise price of $0.004 per share, which vest over a four-year period, with 25% of the shares subject to the stock option vesting on the one-year anniversary of the vesting commencement date and 1/48th of the shares subject to the stock option vesting monthly thereafter through the four-year anniversary of the vesting commencement date, subject to Mr. Klube’s continued employment through the applicable vesting period.

Outstanding Equity Awards

The following table sets forth information concerning outstanding equity awards held by each of Electriq’s named executive officers as of December 31, 2022:

	Options Awards (1)
Name	Grant Date	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Option exercise price ($)	Option expiration date
Frank Magnotti	6/11/2019(2)	336,801	—	$0.004	6/10/2029
	6/17/2019(3)	56,530	—	$0.004	6/16/2029
	6/12/2020(4)	40,773	—	$0.004	6/11/2030
	09/14/2020(5)	20,246	—	$0.004	9/13/2030
	3/29/2021(6)	34,504,581	—	$0.006	3/28/2031
	8/27/2021(7)	2,366,754	—	$0.006	8/26/2031
	8/27/2021(7)	10,130,814	—	$0.006	8/26/2031
	12/09/2021(8)	5,181,381	—	$0.006	12/08/2031
	12/09/2021(8)	156,509	—	$0.006	12/08/2031
	09/19/2022(9)	41,663,564	—	$0.0071	09/18/2023
James Van Hoof, Jr. (10)	7/21/2021	—	7,000,000	$0.006	07/20/2031
Jan Klube (11)	10/24/2019	—	875,000	$0.004	10/23/2029

(1)

The stock options have been granted under the 2015 Incentive Plan. Stock options generally vest over a four-year period with 25% of the shares subject to the stock option vesting on the one-year anniversary of the vesting commencement date and 1/48th of the shares subject to the stock option vesting monthly thereafter through the four-year anniversary of the vesting commencement date, subject to continued employment through the applicable vesting period. The 2015 Incentive Plan allows stock grants to be exercised early in whole or in part, whether they are vested or not. Recipients of stock option grants that have not yet vested are permitted to exercise those options, but the options remain subject to a vesting schedule and the recipient will not acquire shares of Electriq until the stock option vests per the applicable vesting schedule.

(2)

Mr. Magnotti was granted a stock option to acquire 12,124,806 shares on June 11, 2019. The stock option had a vesting commencement date of January 1, 2019 and vested monthly over a 36-month term. Mr. Magnotti exercised 11,788,005 shares in December 2021, with 336,801 options outstanding as of December 31, 2022 that were fully exercisable.

(3)

Mr. Magnotti was granted a stock option to acquire 2,035,057 shares on June 17, 2019. The stock option had a vesting commencement date of January 1, 2019 and vested monthly over a 36-month term. Mr. Magnotti exercised 1,978,527 shares in December 2021, with 56,530 options outstanding as of December 31, 2022 that were fully exercisable.

(4)

Mr. Magnotti was granted a stock option to acquire 1,467,804 shares on June 12, 2020. The stock option had a vesting commencement date of January 1, 2019 and vested monthly over a 36-month term. Mr. Magnotti exercised 1,427,031 shares in December 2021, with 40,773 options outstanding as of December 31, 2022 that were fully exercisable.

(5)	Mr. Magnotti was granted a stock option to acquire 728,837 shares on September 14, 2020. The stock option had a vesting commencement date of January 1, 2019 and vested monthly over a 36-month term.

Mr. Magnotti exercised 708,591 shares in December 2021, with 20,246 options outstanding as of December 31, 2022 that were fully exercisable.
(6)

Mr. Magnotti was granted a stock option to acquire 34,504,581 shares on March 29, 2021. The stock option was fully vested and exercisable at the time of the grant. As of December 31, 2022, the stock option was fully outstanding.

(7)

Mr. Magnotti was granted stock options to acquire 61,040,112 and 2,366,754 shares on August 27, 2021. The 61,040,112-grant was fully vested at the time of the grant and Mr. Magnotti exercised 50,909,298 shares in December 2021. The 2,366,754-grant had a vesting commencement date of January 1, 2019 and vested monthly over a 36-month term. Both stock grants were fully exercisable at the time of each grant, with the remaining options outstanding are reflected in the table above.

(8)

Mr. Magnotti was granted stock options to acquire 5,181,381 and 156,509 shares on December 9, 2021. The stock options had a vesting commencement date of December 9, 2021 (fully-vested) and January 1, 2019 (monthly vesting over a 36-month period), respectively. Those stock options are fully vested, outstanding and exercisable as of December 31, 2022.

(9)

Mr. Magnotti was granted stock options to acquire 41,663,564 shares on September 19, 2022 and will be fully vested on June 15, 2023. Those stock options are fully outstanding and exercisable as of December 31, 2022.

(10)

Mr. Van Hoof was granted a total of 7,000,000 stock option awards at an exercise price of $0.006 per share with a grant date of July 21, 2021. Mr. Van Hoof exercised 100% of his stock option awards in September 2021. As of December 31, 2022, 2,479,166 options were fully vested and there were 0 remaining unexercised options.

(11)

Mr. Klube was granted a total of 2,000,000 stock option awards at an exercise price of $0.004 per share with a grant date of October 24, 2019. Mr. Klube exercised 100% of his stock option awards in November 2019. As of December 31, 2022, 1,625,000 options were fully vested and there were 0 remaining unexercised options at December 31, 2022.

Executive Compensation Arrangements—Post-Closing Arrangements

Post-Closing Employment Agreements

In accordance with the Merger Agreement, we intend to enter into employment agreements with our chief executive officer, chief financial officer, chief operating officer, chief commercial officer, chief technology officer, chief services officer, chief marketing officer and chief human resources officer prior to the consummation of the Business Combination. Although the terms of these agreements are still being finalized, we expect that the agreements will have a fixed term of years, with annual renewals thereafter, subject to termination in accordance with each agreement’s terms and conditions. We expect that each executive will be entitled to an annual salary, to be reviewed each year, an annual target bonus opportunity (calculated as a percentage of annual salary) paid in cash and an equity incentive grant. We anticipate the agreements will contain severance provisions whereby, if the executive is terminated other than for cause or resigns for good reason, then the executive will be paid a lump sum payment calculated based on his or her salary and bonus, in exchange for a release of claims in our favor. If the executive is terminated for cause, we anticipate the agreements will provide that the executive would receive no amounts other than amounts accrued at the date of termination and any vested benefits under company benefit plans. We expect that all unvested equity awards would become fully vested in connection with a change of control.

Simultaneously with the execution and delivery of the Merger Agreement, certain Electriq executive officers entered into Non-Competition Agreements in favor of Electriq and TLG and their respective present and future successors and direct and indirect subsidiaries. Under the Non-Competition Agreements, the Electriq executive officers’ who entered into such Non-Competition Agreements agreed not to compete with TLG, Electriq and their respective affiliates during the two-year period following the Closing and, during such two-year restricted period, not to solicit employees or customers of such entities. The Non-Competition Agreement also contains customary confidentiality and non-disparagement provisions.

Equity Incentive Plan

In connection with the Business Combination, the TLG Board is expected to adopt the Electriq Power Holdings, Inc. 2023 Equity Incentive Plan, subject to stockholder approval, in order to facilitate the grant of equity awards to attract, retain and incentivize employees (including the named executive officers), independent contractors and directors of New Electriq and its affiliates, which is essential to New Electriq’s long-term success. A summary of the 2023 Plan is set forth in the section “Proposal No. 6—The Equity Incentive Plan Proposal” of this joint proxy statement/consent solicitation statement/prospectus and a complete copy of the Equity Incentive Plan is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex G.

Management Contingent Option Awards

In connection with the Business Combination, the TLG Board is expected to grant awards of stock options under the Equity Incentive Plan that are intended to maintain pro-rata ownership levels immediately prior to the Business Combination. These awards will vest and be subject to forfeiture according to time and performance-based criteria established as part of the Business Combination. Certain of these awards will be granted to our named executive officers and will represent compensation to such individuals in 2023.

Post-Combination Executive Compensation

Following the closing of the Business Combination, we intend to develop an executive compensation program that is consistent with Electriq’s existing compensation policies and philosophies, which are designed to align compensation with business objectives and the creation of stockholder value, while enabling us to attract, motivate and retain individuals who contribute to our long-term success. Decisions on the executive compensation program will be made by the compensation committee of New Electriq, which committee will be established at the closing of the Business Combination.

THE BUSINESS COMBINATION

The following is a discussion of the Business Combination and some of the material terms of the Merger Agreement among TLG, Merger Sub and Electriq. You are urged to read the Merger Agreement, the First Amendment to Merger Agreement, the Second Amendment to Merger Agreement and the Third Amendment to Merger Agreement carefully and in their entirety, which are attached to this joint proxy statement/consent solicitation statement/prospectus as Annex A, Annex A-1, Annex A-2 and Annex A-3, respectively. This summary does not purport to be complete and may not contain all of the information about the Business Combination that is important to you. This section is not intended to provide you with any factual information about TLG or Electriq. Such information can be found elsewhere in this joint proxy statement/consent solicitation statement/prospectus. In this section, “we,” “us,” and “our” refer to TLG prior to the Business Combination and to New Electriq following the Business Combination.

Terms of the Business Combination

Transaction Structure

TLG’s and Electriq’s boards of directors have approved the Merger Agreement. The Merger Agreement provides for Merger Sub to merge with and into Electriq (the “Merger”), with Electriq surviving the Merger as a wholly-owned subsidiary of TLG.

Merger Consideration; Conversion of Shares

As part of the Merger, Electriq equityholders will receive aggregate merger consideration consisting of 27,500,000 shares of TLG common stock, at an assumed value of $10.00 per share, plus (i) 3,391,250 additional shares of TLG common stock, being equal to the quotient obtained by dividing (x) the amount of equity raised by Electriq in the Private Capital Raise, whether in cash or by the conversion of indebtedness of Electriq into equity of Electriq, by (y) $8.00 and (ii) 1,356,500 shares of TLG preferred stock, being equal to the number of shares of Electriq cumulative preferred stock outstanding immediately prior to Closing multiplied by the Exchange Ratio. The TLG preferred stock will have a cumulative dividend, payable in kind, of 15% per share, plus any accrued and unpaid dividends on each such share, and will be subject to mandatory redemption on the third anniversary of the original issue date of such shares, payable either in cash or in TLG common stock, at the option of the holder.

Each Financing Person that enters into a subscription agreement to purchase shares of TLG common stock at $10.00 per share or a non-redemption agreement will receive, at the closing of the Merger, for each two (2) shares of TLG common stock purchased or not redeemed and one (1) share of TLG preferred stock. Please see the section entitled “Risk Factors—Risks Related to TLG and the Business Combination—Securities of companies formed through SPAC mergers such as the Business Combination may experience a material decline in price relative to the share price of the SPAC prior to the merger and the $10.00 per share value attributed to such shares in calculating the merger consideration.”

Immediately prior to the Effective Time:

•

Pre-2023 Preferred Stock: Each share of Electriq pre-2023 preferred stock issued and outstanding immediately prior to the Closing will be cancelled and converted into shares of Electriq common stock at the applicable conversion ratio;

•

SAFEs: Each Simple Agreement for Future Equity (a “SAFE”) issued and outstanding immediately prior to the Closing will be cancelled and converted into shares of Electriq common stock at the applicable conversion ratio;

At the Effective Time:

•

Common Stock: Each share of Electriq common stock issued and outstanding immediately prior to the Closing (excluding shares owned by Electriq or any of its direct or indirect wholly-owned subsidiaries as treasury stock or by TLG) will be cancelled and converted into the right to receive a number of shares of TLG Class A common stock equal to one (1) multiplied by the Exchange Ratio;

•

Cumulative Preferred Stock: Each share of Electriq cumulative preferred stock issued and outstanding immediately prior to the Closing will be cancelled and converted into the right to receive a number of shares of TLG cumulative preferred stock equal to one (1) multiplied by the Exchange Ratio;

•

Options: Each outstanding vested and unvested Electriq stock option will be assumed by TLG, cancelled and converted into (i) an option to purchase a number of shares of Class A common stock equal to (a) the product of the number of shares of Electriq common stock underlying such Electriq stock option immediately prior to the Closing multiplied by the Exchange Ratio at an exercise price per share equal to the quotient obtained by dividing (A) the exercise price per share of Electriq common stock underlying such Electriq stock option immediately prior to the Closing by (B) the Exchange Ratio; and (ii) an option to purchase a number of shares of Class A common stock equal to the product of the number of shares of Electriq common stock underlying such Electriq stock option immediately prior to the Closing multiplied by the Exchange Ratio, at an exercise price per share equal to the quotient obtained by dividing (A) the exercise price per share of Electriq common stock underlying such Electriq stock option immediately prior to the Closing by (B) the Exchange Ratio.

•

Warrants: Each outstanding vested and unvested Electriq warrant will be assumed by TLG, cancelled and converted into (i) a warrant to purchase a number of shares of Class A common stock equal to the product of the number of shares of Electriq common stock underlying such Electriq warrant immediately prior to the Closing multiplied by the Exchange Ratio, at an exercise price per share equal to the quotient obtained by dividing (A) the exercise price per share of Electriq common stock underlying such Electriq warrant immediately prior to the Closing by (B) the Exchange Ratio; and (ii) a warrant to purchase a number of shares of Class A common stock equal to the product of the number of shares of Electriq common stock underlying such Electriq warrant immediately prior to the Closing multiplied by the Exchange Ratio, at an exercise price per share equal to the quotient obtained by dividing (A) the exercise price per share of Electriq common stock underlying such Electriq warrant immediately prior to the Closing by (B) the Exchange Ratio. Each New Electriq warrant will have the same vesting schedule as the Electriq Warrant that was converted into that New Electriq warrant; and

•

Other Convertible Securities: Each outstanding other Electriq convertible security not otherwise converted or exercised prior to the Merger, excluding the Lawrie Note, shall be assumed by TLG and converted into a TLG convertible security which converts into shares of Class A common stock based on the terms of the underlying instrument as adjusted to reflect the conversion of Electriq common stock in the Merger.

•

The Lawrie Notes: In the event the merger does not close, Mr. Lawrie will have the right but not the obligation to convert the outstanding principal and unpaid accrued interest on the Lawrie Notes into shares of common stock of Electriq or its successor in interest (the “Conversion Shares”) in the event of (i) a future issuance of equity securities for the purpose of raising capital of at least $20.0 million (an “Equity Financing Conversion”); (ii) an acquisition of Electriq, whether by asset purchase, merger or share purchase (an “Acquisition Transaction Conversion”); (iii) by certain capital markets transactions, including an IPO, direct listing or SPAC-related transaction (a “Capital Markets Transaction Conversion”); or (iv) upon maturity, if any of the Lawrie Notes remain outstanding (a “Maturity Conversion”). The number of Conversion Shares will be determined by the outstanding interest and principal of the Lawrie Notes and the conversion price. The latter shall be (i) 95% of the lowest price per share of shares sold in the event of an Equity Financing Conversion; (ii) 95% of the per share price paid in an acquisition of Electriq in the event of an Acquisition Transaction Conversion; (iii) 95% of the price per share as listed before trading in an IPO, the fair value per share provided to the designated market maker prior to any direct listing in the event of a Capital Markets Transaction Conversion; or (iv) the price per share is to be obtained by dividing $275.0 million by the number of outstanding shares of common stock of Electriq immediately prior to a Maturity Conversion. If an acquisition of Electriq occurs before repayment or conversion, Electriq will pay the accrued unpaid interest plus two times the outstanding principal amount.

As further described above, at the merger closing, the Lawrie Notes shall be converted into equity securities of TLG in accordance with the terms of the Notes Conversion Agreement.

The following definitions are used in the formulas above:

•	“Exchange Ratio” means a fraction (a) the numerator of which is the merger consideration and (b) the denominator of which is the Total Company Shares Outstanding.

•

“Total Company Shares Outstanding” means, without duplication, as of immediately before the Effective Time, the sum of (a) the number of issued and outstanding shares of Electriq common stock (after giving effect to the Electriq pre-2023 preferred stock conversion and the conversion of all Electriq SAFEs and any Electriq stock options and Electriq warrants that are converted to Electriq common stock prior to the Closing), (b) treating all outstanding Electriq convertible securities as fully vested (as applicable) and as if the Electriq convertible securities (other than the Lawrie Note) had been converted, exchanged or exercised in full as of the Effective Time (calculated using the treasury stock method of accounting).

Background of the Business Combination

The terms of the Merger Agreement are the result of extensive arms’ length negotiations among TLG, Electriq and their respective representatives. The following is a brief description of the background of these negotiations and summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the parties to the Merger Agreement or their representatives.

TLG is a blank check company incorporated in the State of Delaware on October 2, 2020 and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Truist previously served as financial advisor for TLG and National Bank of Canada Financial Inc. and National Bank Financial Inc. (collectively “National Bank”) served as financial advisor to Electriq in respect to the Transactions. National Bank, in its role as financial advisor to Electriq, also conducted an outreach to potential equity investors and provided feedback to TLG and Electriq. TLG also engaged Truist to act as structuring agent for a potential PIPE investment and to obtain non-redemption agreements or similar financing. In this role, Truist engaged in equity investor and stockholder outreach and provided feedback to TLG and Electriq. TLG also engaged EarlyBird Capital, Inc. (“EarlyBird”) to act as an advisor in connection with the Financing Transactions, the Extension and the approval of the Business Combination.

National Bank will receive approximately $             million in fees for its engagement with Electriq in connection with the Business Combination (including $             million in reimbursements for certain expenses incurred performing services pursuant to its engagement with Electriq). EarlyBird will receive a fee for services provided in connection with the Extension of approximately $1.6 million. In connection with the Financing Transactions, EarlyBird will be entitled to a fee equal to the sum of (i) 5% of the gross proceeds raised from investors sourced by EarlyBird and (ii) 2% of the gross proceeds from amounts not redeemed by existing TLG stockholders that are sourced by EarlyBird. Regardless of whether or not the Business Combination is completed, the advisors will also receive reimbursement for certain expenses incurred performing services. All of the fees and reimbursements described above are conditioned on Closing, except where noted otherwise.

On October 13, 2020, Sponsor purchased 8,625,000 shares of Class F common stock for an aggregate price of $25,000, subsequently transferring 40,000 shares of Class F common stock to each independent director of TLG. On January 27, 2021, TLG effected a stock dividend of 0.15942029 of a share of its Class F common stock for each outstanding share of Class F common stock, resulting in Sponsor holding an aggregate of 8,564,492 shares of Class F common stock, each of Mr. Ho, Ms. Muhlner and the two former directors holding 46,377 shares of Class F common stock and there being an aggregate of 10,000,000 shares of Class F common stock outstanding. In addition, 500,000 of Sponsor’s shares of Class F common stock were transferred to TLG Fund I, LP, an affiliate under common control with Sponsor. On March 11, 2021, one of the former directors resigned as a director, and on March 26, 2021, Sponsor purchased his 46,377 shares of Class F common stock, resulting in Sponsor holding an aggregate of 9,360,869 shares of Class F common stock. On January 12, 2022, the other former director resigned as a director, and the TLG Board appointed Zainabu Oke to the TLG Board. On the same day, Sponsor purchased 23,189 shares of Class F common stock from the former director. On January 18, 2022, Sponsor transferred 23,189 shares of Class F common stock at their original purchase price to Ms. Oke as compensation.

On January 27, 2021, the Registration Statement on Form S-1 relating to the TLG IPO was declared effective, and TLG filed the final prospectus for the TLG IPO on January 29, 2021. On February 1, 2021, TLG completed the TLG IPO of 40,000,000 Units, each consisting of one share of Class A common stock and one-third of a Public Warrant, at a price of $10.00 per unit. Each whole Public Warrant is exercisable to purchase one share of Class A common stock at a price of $11.50 per share. The TLG IPO included the full exercise by the underwriters of the over-allotment option to purchase an additional 5,000,000 Units and generated gross proceeds of $400,000,000 (before underwriting discounts and commissions and offering expenses).

The Units began trading on the NYSE on January 28, 2021. Beginning on March 22, 2021, holders of Units could elect to separately trade the shares of Class A common stock and Public Warrants included in each Unit, and the shares of Class A common stock and Public Warrants each began trading separately on the NYSE.

Concurrently with the completion of the TLG IPO, TLG consummated the sale of 4,666,667 Private Placement Warrants to Sponsor and 2,000,000 Private Placement Warrants to RBC Capital Markets, LLC (“RBC”), which was the sole underwriter for the TLG IPO, at a purchase price of $1.50 per Private Placement Warrant, generating gross proceeds of $10,000,000. Effective as of May 10, 2023, RBC resigned from, and ceased or refused to act in, every capacity and relationship in which it was previously described in the joint proxy statement/consent solicitation statement/prospectus and waived its entitlement to the deferred underwriting fee of $14.0 million. RBC had not been formally retained in connection with the Business Combination. See the section entitled “Summary of the Joint Proxy Statement/Consent Solicitation Statement/Prospectus—Recent Developments” for additional information.

A total of $400 million from the net proceeds of the TLG IPO and the sale of the Private Placement Warrants was placed into a segregated Trust Account of TLG maintained by Continental Stock Transfer & Trust Company as trustee. Prior to the consummation of the TLG IPO, neither TLG, nor anyone on its behalf, selected any specific target business or initiated any substantive discussions, formal or otherwise, with any target business with respect to a transaction with TLG.

After the completion of the TLG IPO in February 2021, TLG commenced an active search for prospective businesses and assets to acquire. Representatives of TLG contacted, and were contacted by, a number of individuals and entities with respect to acquisition opportunities.

As part of its evaluation of potential acquisition targets, TLG’s management and the TLG Board discussed on a regular basis the status of management’s and its representatives’ discussions with various potential combination targets. These updates generally addressed the potential targets under consideration and the status of the discussions, if any, with the respective combination targets. These updates continued from February 2021 to July 2022, the period during which TLG evaluated various combination targets.

Between February 2021 and October 2022, TLG management reviewed potential initial business combinations with approximately 36 prospective acquisition targets across a number of industry segments, including enterprise software, IT Services, customer retention management, healthcare management, risk and payments solutions, cybersecurity, data protection and ESG energy alternatives. TLG representatives met with, and engaged in substantive discussions with, a number of financial advisors, management teams, board members or other representatives of certain of these potential acquisition targets regarding a potential business combination. TLG entered into nondisclosure agreements with 19 of these potential targets, including with Electriq on May 27, 2022, in order to conduct additional due diligence. The terms of the nondisclosure agreements were customary and did not include standstill provisions.

TLG conducted due diligence to varying degrees on the 19 prospective targets with which it entered into nondisclosure agreements. TLG management meetings with such potential targets included:

•	On February 19, 2021, members of the TLG management team met with members of the management team of a company in the technology-enabled managed services space.

•

Between March 2, 2021 and March 26, 2021, members of the TLG management team met on several occasions with the management team of a company that specializes in technology solutions for the financial services industry.

•

On April 12, 2021, members of the TLG management team met with members of the management team of a company in the healthcare management solutions space. Subsequently, members of the TLG management team met with this company’s financial advisor on April 27, 2021 and April 28, 2021 to conduct further due diligence.

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On April 14, 2021, members of the TLG management team met with members of the management team of a digital enterprise solutions company, followed by diligence sessions on April 23, 2021 and April 30, 2021.

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On April 21, 2021, members of the TLG management team met with members of the management team of a company in the wireless broadband industry, and held follow-up diligence sessions with this company on May 12, 2021 and May 13, 2021.

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On August 18, 2021 members of the TLG management team met with members of the management team of a software application company in the banking industry, followed by technical and financial diligence reviews and ongoing management discussions from August 2021 through early 2022.

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On August 29, 2021, members of the TLG management team met with senior management of an IT services company focused on customer management with business process improvements and digital implementations, followed by business, financial and technical diligence reviews and ongoing management discussions from October to December 2022.

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On January 19, 2022, members of the TLG management team met with a data and analytics company, followed by multiple management discussions that included market, business, financial, and technical reviews and discussions from January to March 2022.

Between February 2021 and October 2022, TLG sent non-binding indications of interest to ten potential targets, including Electriq. TLG signed one other letter of intent and exclusivity agreement with Company A, a digital advertising company, but the letter of intent was terminated as described below.

Beginning on or about April 4, 2021, representatives of TLG and Company A engaged in preliminary discussions regarding the possibility of a business combination transaction. Among other things, representatives of TLG received information regarding the business and operations of Company A.

On April 13, 2021, Company A sent TLG a draft letter of intent. Between April 13, 2021 and May 13, 2021, the parties negotiated the terms of a potential transaction. On May 13, 2021, the parties executed the letter of intent and an exclusivity agreement. Thereafter, TLG’s representatives and its advisors began due diligence and Company A provided TLG with a draft investor presentation.

Between May 13, 2021 and August 5, 2021, representatives of TLG, representatives of Company A, as well as financial advisors and legal counsel for both parties, discussed and negotiated the terms of draft agreements related to the proposed business combination between the parties. Company A’s financial advisors provided representatives and advisors of TLG with access to a virtual data room established to facilitate due diligence. In addition, on multiple occasions, representatives of TLG, representatives of Company A and legal counsel to both parties participated in due diligence calls with Company A management and discussed the terms of drafts of the merger agreement and agreements ancillary thereto and discussed allocation of responsibilities with respect to preparation of a registration/proxy statement related to the proposed business combination. The parties continued to negotiate the proposed transaction documents continuing into August 2021, at which point, the letter of intent was terminated over, among other things, the parties’ mutual concerns regarding market conditions and the availability of transaction financing.

At various points in time, these discussions with potential targets other than Company A and Electriq were discontinued for various reasons, and none resulted in an executed letter of intent, generally due to one or more of: (i) TLG’s determination that such business either was not ready to become a public entity or did not represent an attractive target due to a combination of business and growth prospects, strategic direction, management issues, structure and/or valuation considerations; (ii) a difference in initial valuation expectations between TLG, on the one hand, and the respective target and/or its owners, on the other hand; (iii) a potential target’s preference to focus on other, potentially speedier or more certain strategic alternatives; or (iv) a potential target’s desire to remain a privately held company.

From May 1, 2021 through July 13, 2022, Electriq’s management team and board of directors reviewed and evaluated potential strategic opportunities and alternatives with a view to enhancing stockholder value and accelerating the company’s growth. Such opportunities and alternatives included, among other things, private financing transactions, capital markets transactions and possible acquisitions. In that regard, representatives of Electriq approached and interviewed several investment banks to discuss the possibility of pursuing a business combination, including with a special purpose acquisition company (“SPAC”) counterparty. To assist with its evaluation of the strategic alternatives, Electriq retained National Bank as financial advisor, subject to an engagement letter dated May 27, 2021, which was amended on December 22, 2021 and November 17, 2022.

In August and September, 2021 Electriq interviewed several investment banks to lead a capital raise and ultimately selected Citi Global Markets, Inc. and RBC Capital Markets, LLC to lead those efforts, subject to engagements dated November 3, 2021 and January 14, 2022, respectively. In addition to its role as financial advisor, National Bank was also asked by Electriq to jointly advise on a private placement raise, subject to an amended engagement letter dated December 22, 2021.

On February 28, 2022, Electriq engaged Ellenoff Grossman & Schole LLP (“EGS”) as counsel and signed an updated agreement with EGS on October 20, 2022.

Due to market conditions, the capital raise process did not conclude in a transaction. On September 1, 2022, Electriq Power terminated its agreements with each of Citi Global Markets, Inc. and RBC Capital Markets, LLC.

On June 3, 2022, Electriq and a private lender entered into a Non-Disclosure Agreement and commenced discussions regarding potential financing transactions. Data room access was provided thereafter and Electriq exchanged information with the private lender in response to due diligence questions.

Beginning on or about June 6, 2022, representatives of TLG and Electriq engaged in preliminary discussions regarding the possibility of a business combination transaction. TLG’s initial introduction to Electriq was arranged by Truist. Subsequently, Truist resigned and withdrew from its roles with respect to the Business Combination, and stockholders should not place any reliance on the participation of Truist in the transactions contemplated by this joint proxy statement/consent solicitation statement/prospectus.

On June 16, 2022, Electriq’s senior management team, including Mr. Magnotti, Jim Van Hoof and Jan Klube, met virtually with representatives of TLG, including Messrs. Lawrie and Johnson and representatives of Truist, and presented on Electriq’s financials and technology. Truist subsequently resigned and withdrew from its roles with respect to the Business Combination, and stockholders should not place any reliance on the participation of Truist in the transactions contemplated by this joint proxy statement/consent solicitation statement/prospectus.

On each of June 21, 23 and 28, 2022, Mr. Lawrie and Mr. Magnotti held further discussions regarding a potential business combination between TLG and Electriq.

On June 29, 2022, Mr. Lawrie, along with Messrs. Magnotti and Van Hoof, attended a meeting of the board of directors of Electriq to discuss the potential business combination.

On July 1, 2022, the TLG Board held a meeting. Members of management and representatives of Gibson, Dunn & Crutcher LLP (“Gibson Dunn”), counsel to TLG, were also in attendance. Mr. Lawrie provided an overview of TLG management’s activities with respect to potential initial business combination targets, including Electriq. In addition, Mr. Magnotti joined the meeting to discuss Electriq.

On July 8, 2022, TLG made available to Electriq a form of non-binding letter of intent prepared by Gibson Dunn. The form contemplated a pre-money equity value for Electriq of $575 million, consisting of $550 million in shares of Class A common stock (at an assumed value of $10.00 per share) issued to the Electriq equityholders and $25 million of cash consideration to the Electriq equityholders. The letter of intent also included a mutual exclusivity period through September 30, 2022, and contemplated the Financing Transactions in the amount of $150-200 million, Sponsor’s agreement to make up to 5,000,000 shares of Class F common stock available for incentives in connection with the Financing Transactions, a minimum cash closing condition of $125 million, a mutual 12-month post-closing lock-up applicable to Sponsor and certain Electriq equityholders and a $5 million termination fee payable by each party in connection with certain termination rights in connection with the merger agreement.

In the following days, between July 8, 2022 and July 15, 2022, TLG and Electriq negotiated various terms of the letter of intent. During this time, Electriq asked National Bank to serve as financial advisor with respect to the Business Combination, a role it accepted subject to an amended engagement letter.

On July 15, 2022, TLG and Electriq executed the letter of intent, in substantially the form provided by TLG, except the executed letter of intent (i) included an agreement by TLG and Electriq to work together to obtain a commitment of $15 million of debt or equity capital backed by assets of Electriq (the “Committed Financing”) as a condition to entering the definitive merger agreement, (ii) changed Sponsor’s and Electriq equityholders’ lock-up to six months each and (iii) deleted the termination fee.

Also on July 15, 2022, TLG, Electriq and their respective advisors participated in a video conference to discuss the timeline to execution of the definitive documentation, allocation of drafting responsibilities, TLG’s due diligence review of Electriq, Electriq’s due diligence review of TLG and certain other topics.

Over the next few weeks, TLG formally engaged the following advisors to conduct formal due diligence: PricewaterhouseCoopers LLP (“PwC”) on July 20, 2022 to assess quality of earnings, tax and IPO readiness, Synergetics Inc. on July 28, 2022 to perform business due diligence and Duff & Phelps on September 15, 2022 to provide a fairness opinion to the TLG Board. These advisors worked in cooperation with the TLG management team, and Gibson Dunn when appropriate, to conduct due diligence on Electriq’s business and develop their reports, which would eventually be presented to the TLG Board.

From the execution of the letter of intent through October 2022, TLG, Electriq and certain of their respective advisors participated in a number of telephone calls and video conferences to discuss the transaction process, the terms and conditions proposed in the transaction documents, due diligence matters and also exchanged due diligence materials, including in the areas of legal, financial and accounting, tax, intellectual property, information technology, software, product management, employee benefits, insurance, industry trends and compliance and public company readiness.

On July 18 and 25, August 3 and September 23, 2022, representatives of TLG and Electriq engaged in discussions regarding the financial projections of Electriq and the combined company. For additional information regarding the prospective financial information of Electriq reviewed by TLG in its evaluation of Electriq and the potential business combination, please see the section of this joint proxy statement/consent solicitation statement/prospectus titled “—Unaudited Prospective Financial Information of Electriq.”

On July 18, 2022, representatives of TLG and Electriq engaged in discussions regarding the business diligence of Electriq.

Also on July 18, 2022, Electriq and its advisors provided representatives and certain advisors of TLG with access to a virtual data room established to facilitate due diligence.

On July 27, 2022, Electriq’s management engaged in discussions with legal counsel for TLG and Electriq regarding business diligence of Electriq.

On July 28, 2022, representatives of TLG and Electriq, including their respective legal counsel, engaged in discussions regarding the Financing Transactions, including the investor presentation and the timing and terms of the proposed agreements.

On July 29, 2022, Gibson Dunn sent EGS an initial draft of the Merger Agreement that was largely consistent with the terms set forth in the term sheet. The initial draft of the Merger Agreement contemplated, among other items: (i) the Merger, (ii) no survival of the representations and warranties post-closing, (iii) listing of the TLG Class A Common Stock issued to Electriq equityholders as merger consideration and issued to PIPE investors on a national securities exchange following completion of the Merger, (iv) certain covenants regarding claims against the TLG Trust Account, (v) certain director designation rights, (vi) the entry into certain ancillary agreements concurrently with the execution of the Merger Agreement and (vii) representations, warranties and other covenants customary for transactions of this type.

On July 29 and periodically though August, management of TLG and Electriq and certain of their advisors met to review diligence and timelines associated with the business combination.

Throughout the month of August 2022, Electriq, TLG and certain of their respective advisors prepared an investor presentation to present to potential debt and equity investors in the Financing Transactions. The investor presentation outlined the proposed business combination and included information regarding Electriq, which presentation was revised through several rounds of review and comments among Electriq’s management team, TLG’s management team and certain of their respective advisors, including Truist. The investor presentation, following the final 2023 projections for Electriq, also reflected a reduction in the equity consideration to be provided to the Electriq equityholders to $470 million in shares of Class A common stock, which adjustment reflected a reduction of Electriq’s 2023 revenues that was negotiated between the parties. The final version of this presentation was approved on September 1, 2022, and was shared with a number of potential debt and equity investors beginning in September.

On August 5, 2022, representatives of TLG and Electriq engaged in discussions regarding the public company readiness of Electriq.

On August 22, 2022, EGS returned a revised draft of the Merger Agreement that proposed various revisions, including revisions to the representations and warranties of both Electriq and TLG, requiring the cash consideration to be provided outside of the minimum cash amount and deletion of TLG’s ability to change its recommendation to its stockholders. EGS also proposed changes to the interim operating covenants and various tax matters.

On August 23, 2022, Gibson Dunn sent EGS initial drafts of the Support Agreement, the Registration Rights Agreement, the Seller Lock-Up Agreement, the Stockholders’ Agreement and the Sponsor Agreement, each of which was consistent with the terms set forth in the term sheet.

On August 26, 2022, TLG entered into a formal engagement letter with Truist to act as TLG’s financial advisor and structuring agent in connection with the potential business combination with Electriq or any other target agreed to by Truist and TLG and a related potential PIPE. TLG’s stockholders should be aware that effective as of April 10, 2023, Truist resigned from, and ceased or refused to act in, every capacity and relationship in which it was previously described in the joint proxy statement/consent solicitation statement/prospectus. Truist also waived its entitlement to its financial advisory fee of approximately $3.3 million and has also disclaimed responsibility for any part of the joint proxy statement/consent solicitation statement/prospectus. See the section entitled “Summary of the Joint Proxy Statement/Consent Solicitation Statement/Prospectus— Recent Developments” for additional information.

On August 28, 2022, Mr. Johnson contacted a representative of Duff & Phelps to discuss the possibility of engaging Duff & Phelps to render a fairness opinion to the TLG Board. Mr. Johnson was familiar with Kroll, LLC (the parent entity of Duff & Phelps) as Kroll, LLC has previously performed a valuation of TLG’s warrants in or around March 2021.

On or around August 30, 2022, Truist, as structuring agent in the potential Financings, commenced initial outreach to prospective PIPE investors. Between August 30, 2022 to October 31, 2022, this initial outreach included discussions between the potential PIPE investors and representatives of TLG and Electriq regarding potential equity PIPE investments and between the potential PIPE investors and representatives of TLG and Electriq regarding non-redemption agreements. Truist has subsequently resigned and withdrawn from its roles with respect to the Business Combination, and stockholders should not place any reliance on the participation of Truist in the transactions contemplated by this joint proxy statement/consent solicitation statement/prospectus.

On August 31, 2022, representatives of TLG, Electriq and PwC engaged in discussions regarding PwC’s diligence findings and the public company readiness of Electriq.

On September 2, 2022, Gibson Dunn sent a revised draft of the Merger Agreement that proposed various revisions, including requiring the cash consideration to be included in the minimum cash amount and reinserting TLG’s ability to change its recommendation to its stockholders and modifying such ability so as to only be applicable if there was an unsolicited superior transaction. In addition, Gibson Dunn proposed an automatic six-month extension of the termination date, assuming TLG received an extension of its 24 month term.

On September 7, 2022, representatives of TLG, Synergetics and Electriq engaged in discussions regarding the business due diligence of Electriq.

On September 9, 2022, Mr. Magnotti informed Mr. Lawrie that the private lender verbally proposed to provide Electriq, subject to satisfactory diligence, a $21.5 million senior secured debt facility with a two-year term (the “Private Lending Facility”). As a condition to the Private Lending Facility, Mr. Lawrie or another investor would have to agree to purchase an $8.5 million two-year convertible note from Electriq that would be subordinate to the Private Lending Facility.

Also on September 9, 2022, EGS returned a revised draft of the Merger Agreement that proposed various revisions, including revisions to the representations and warranties and the interim operating covenants of Electriq, requiring the cash consideration to be provided outside of the minimum cash amount, deletion of TLG’s ability to change its recommendation to its stockholders and shortening the automatic extension to three months.

On September 13, 2022, the Company and the private lender executed a term sheet for a $21.5 million asset-backed revolving credit facility with one or more banks, commercial finance lenders or other institutions regularly engaged in the business of lending money. The Company has since determined not to proceed with that financing arrangement.

On September 15, 2022, TLG entered into a formal engagement letter with Duff & Phelps to provide a fairness opinion to the TLG Board.

On September 16, 2022, Gibson Dunn sent a revised draft of the Merger Agreement that proposed various revisions, including requiring the cash consideration to be included in the minimum cash amount and reserving the length of the automatic extension of the termination date until the parties were closer to signing. In addition, Gibson Dunn proposed revisions to the representations and warranties and the interim operating covenants of Electriq.

Between September 9 and September 15, 2022, Mr. Magnotti and Mr. Lawrie had several discussions regarding the Lawrie Note. On September 16, 2022, Gibson Dunn sent a draft of a term sheet for the Lawrie Note that was executed by the parties on September 26, 2022. Between September 29, 2022 and November 13, 2022, EGS and Gibson Dunn exchanged various drafts of the documentation required for the Lawrie Note, including the Securities Purchase Agreement which was executed on November 13, 2022. For a discussion of the terms of the Lawrie Note, please see “ —Interests of TLG’s Sponsor, Directors and Officers in the Business Combination.”

On September 23, 2022, the TLG Board held a meeting. Members of management and representatives of Gibson Dunn were also in attendance. Mr. Lawrie gave an update on the business combination process with Electriq. Among other things, Mr. Lawrie reviewed the Electriq investor presentation and provided an overview of TLG management’s activities in connection with the capital raise process. Mr. Lawrie informed the Board that he had agreed to the Lawrie Note and described the anticipated terms. Mr. Lawrie also discussed that in light of the conflict associated with the Lawrie Note and the Business Combination, Mr. Lawrie would be recusing himself from the TLG Board’s determination of whether to approve the transaction. A representative of Gibson Dunn discussed the fiduciary duties of the TLG Board in connection with the potential transaction, given Mr. Lawrie’s recusal. A representative of Gibson Dunn then discussed the anticipated terms of the Lawrie Note in detail with the TLG Board, without Mr. Lawrie being present.

On September 28, 2022, TLG and Electriq executed an extension of the mutual exclusivity period through October 31, 2022.

On September 30, 2022, the TLG Board held a meeting. Members of management and representatives of Gibson Dunn were also in attendance. Mr. Lawrie gave an update on the business combination process with Electriq, including a detailed discussion of the terms of the Lawrie Note. Mr. Johnson then reviewed in detail the due diligence report prepared by Synergetics, the draft due diligence report prepared by PwC and the diligence report prepared by Gibson Dunn, each of which had been provided to the TLG Board and reviewed by the TLG Board members in advance of the meeting. A representative of Gibson Dunn then discussed Gibson Dunn’s presentation regarding the TLG Board’s fiduciary duties in connection with the potential transaction, which had been provided to the TLG Board and reviewed by the TLG Board members in advance of the meeting. After the departure of Mr. Lawrie, a representative of Gibson Dunn discussed the terms of the Merger Agreement, the remaining open items in such agreement, and the Lawrie Note.

On October 7, 2022, the TLG Board held a meeting. Members of management and representatives of Gibson Dunn were also in attendance. Mr. Lawrie provided an update on the business combination process with Electriq, including, among other things, the expected timing of completion of Electriq’s audited financial statements.

On October 18, 2022 and March 6, 2023, TLG entered into a formal engagement letters with EarlyBird to act as TLG’s advisor in connection with the Financing Transactions, the Extension and the approval of the Business Combination.

On October 26, 2022, EGS returned a revised draft of the Merger Agreement that proposed various revisions, including revisions to the interim operating covenants of Electriq, requiring the cash consideration to be provided outside of the minimum cash amount and the addition of a termination right for Electriq if the TLG Board fails to include its recommendation to its stockholders to approve the Merger Agreement in the proxy statement for the transaction.

On October 27, 2022, TLG and Electriq executed an extension of the mutual exclusivity period through November 14, 2022.

On November 2, 2022, Mr. Lawrie presented at a meeting of the Electriq Board. Mr. Lawrie discussed a proposal for the use of up to 7,000,000 shares of TLG common stock offered as incentives in connection with the Financing Transactions, including 2,000,000 shares from the merger consideration being used as incentive shares.

On November 4, 2022, Gibson Dunn sent a revised draft of the Merger Agreement that proposed various revisions, including implementing an election for the merger consideration to be paid in stock or in a combination of cash and stock and setting up the share reserve of 7,000,000 shares to be used as incentives in the Financings.

From November 5 to November 13, 2022, Gibson Dunn and EGS, together with Electriq and TLG and, with respect to the Lawrie Note, Mr. Lawrie, further negotiated and finalized various aspects of the Merger Agreement, ancillary agreements and the Lawrie Note.

On November 10, 2022, the TLG Board held a meeting. Members of management and representatives of Gibson Dunn, Truist and Duff & Phelps were also in attendance. Mr. Lawrie gave an update on the business combination process with Electriq. A representative of Gibson Dunn reviewed the latest versions of the Merger Agreement and ancillary documents and discussed fiduciary duties of the TLG Board in connection with the potential transaction, given Mr. Lawrie’s recusal. Next, representatives of Duff & Phelps reviewed its preliminary analysis, a copy of which was provided to the TLG Board in advance of the meeting. Truist has subsequently resigned and withdrawn from its roles with respect to the Business Combination, and stockholders should not place any reliance on the participation of Truist in the transactions contemplated by this joint proxy statement/consent solicitation statement/prospectus.

On November 11, 2022, the TLG Board held a meeting. After providing an update on the transaction, Mr. Lawrie left the meeting. A representatives of Gibson Dunn was also in attendance, who then discussed, among other things, the latest versions of documentation of the Lawrie Note.

On November 13, 2022, the TLG Board held a meeting. Members of management and representatives of Gibson Dunn, Truist and Duff & Phelps were also in attendance. Truist has subsequently resigned and withdrawn from its roles with respect to the Business Combination, and stockholders should not place any reliance on the participation of Truist in the transactions contemplated by this joint proxy statement/consent solicitation statement/prospectus. Representatives of Duff & Phelps reviewed their financial analysis of the merger consideration to be issued by TLG in the Business Combination and rendered to the TLG Board an oral opinion, which was subsequently confirmed by delivery of a written opinion, dated November 13, 2022, addressed to the TLG Board, that as of the date of the Initial Opinion and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in the Initial Opinion, the merger consideration to be issued and paid by TLG to the Electriq equityholders, in the aggregate, in connection with the Business Combination pursuant to the Merger Agreement is fair, from a financial point of view, to the public stockholders of TLG, in the aggregate, other than Sponsor and its affiliates (without giving effect to any impact of the Business Combination or any part thereof on any particular stockholder other than in its capacity as a stockholder of TLG). Following discussion without Mr. Lawrie being present, the disinterested members of the TLG Board unanimously adopted and approved resolutions, which were subsequently adopted and approved by Mr. Lawrie, (i) determining that the Merger Agreement and the related ancillary documents and the transactions contemplated by each of the Merger Agreement and the related ancillary documents are advisable and fair to, and in the best interests of, TLG and its stockholders, (ii) adopting and approving the Merger Agreement and the related ancillary documents and the transactions contemplated by each of the Merger Agreement and the related ancillary documents and (iii) recommending that TLG stockholders vote in favor of the Proposals.

Also on November 13, 2022, the parties executed the Merger Agreement.

On November 14, 2022, the parties issued a press release announcing the Business Combination and TLG filed a Current Report on Form 8-K attaching the press release and investor presentation.

Between December 7, 2022 and December 19, 2022, Mr. Magnotti and Mr. Lawrie had several discussions regarding Mr. Lawrie accelerating funding under the Lawrie Note, with Mr. Lawrie and Mr. Magnotti agreeing that, among other things, Mr. Lawrie would fund $5.0 million prior to December 31, 2022 and the Merger Agreement would be amended to delete the minimum cash amount. Between December 18, 2022 and December 22, 2022, EGS and Gibson Dunn exchanged various drafts of the documentation required to implement these changes, including an amended and restated Securities Purchase Agreement (the “Amended Securities Purchase Agreement”) and an amendment to the Merger Agreement.

On December 15, 2022, Mr. Lawrie discussed the terms of the Amended Securities Purchase Agreement and the amendment to the Merger Agreement at a meeting of the Electriq Board.

On December 19, 2022, TLG obtained stockholder approval to allow the Company to extend the time by which the Company must complete its initial business combination on a monthly basis up to six times from February 1, 2023 to August 1, 2023 by depositing into the Trust Account the lesser of (i) an aggregate of $600,000 or (ii) $0.06 for each issued and outstanding public share that has not been redeemed for each one-month Extension. In connection with the approval of the Extension, the holders of 32,051,595 shares of Class A common stock properly exercised their right to redeem such shares (the “Redemptions”) for a pro rata portion of the funds held in the Trust Account.

On December 20, 2022, the TLG Board held a meeting. Members of management and representatives of Gibson Dunn were also in attendance. Mr. Lawrie gave an update on the business combination process with Electriq and discussed the terms of the Amended Securities Purchase Agreement and the amendment to the Merger Agreement. A representative of Gibson Dunn reviewed the proposed changes effected by the Amended Securities Purchase Agreement and the amendment to the Merger Agreement. Following discussion without Mr. Lawrie being present, the disinterested members of the TLG Board unanimously adopted and approved resolutions, which were subsequently adopted and approved by Mr. Lawrie, approving the amendment to the Merger Agreement.

On December 23, 2022, the Amended Securities Purchase Agreement and the amendment to the Merger Agreement were executed.

Based on developments in connection with Electriq’s contract with the White-Label Provider and the delay experienced in Electriq’s negotiations with a third-party financing source, Electriq management, following discussions of these developments with Electriq’s board of directors, its financial advisors and TLG, began a reassessment of its business plan in February 2023. Based on that reassessment, Electriq management determined that it was appropriate to update its projections. The Initial Projections (as defined below), prepared as of September 1, 2022, provided estimated revenue for 2023 of $133.5 million. The First Updated Projections (as defined below), prepared as of March 8, 2023, later provided estimated revenue for the 12 month period from May 1, 2023 to April 30, 2024 of $122.0 million. See “Unaudited Prospective Financial Information of Electriq. Based on these developments and the new projections, Messrs. Magnotti and Lawrie, over the course of several meetings and conversations decided to, among other changes, (i) remove the cash consideration election from the

Merger Agreement, (ii) amend the lock-up agreements to remove $25 million of the merger consideration from the lock-up and (iii) amend the Amended Securities Purchase Agreement to remove certain conditions to funding the remaining $3.5 million.

On February 10, 2023, TLG Board held a meeting. After providing an update on the transaction, including a discussion of Electriq’s First Updated Projections, Mr. Lawrie left the meeting. A representatives of Gibson Dunn was also in attendance, who then discussed, among other things, various matters raised in Mr. Lawrie’s update.

Between February 18, 2023 and March 22, 2023, EGS and Gibson Dunn exchanged various drafts of the documentation required to implement these changes, including an amendment to the Amended Securities Purchase Agreement and an amendment to the Merger Agreement.

On March 17, 2023, the TLG Board held a meeting. Members of management and representatives of Gibson Dunn, Truist and Duff & Phelps were also in attendance. Truist has subsequently resigned and withdrawn from its roles with respect to the Business Combination, and stockholders should not place any reliance on the participation of Truist in the transactions contemplated by this joint proxy statement/consent solicitation statement/prospectus. After providing an update on the transaction, Mr. Lawrie and the representative of Gibson Dunn discussed the terms of the Amended Securities Purchase Agreement and the amendment to the Merger Agreement. Representatives of Duff & Phelps reviewed their financial analysis of the merger consideration to be issued by TLG in the Business Combination, which reflected the First Updated Projections, and confirmed to the TLG Board that it was prepared to deliver its First Updated Opinion to be confirmed in writing at the execution of the amendment to the Merger Agreement, addressed to the TLG Board, that as of the date of the opinion and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in the opinion, the merger consideration to be issued by TLG to the Electriq equityholders, in the aggregate, in connection with the Business Combination pursuant to the Merger Agreement, as amended, is fair, from a financial point of view, to the public stockholders of TLG, in the aggregate, other than Sponsor and its affiliates (without giving effect to any impact of the Business Combination or any part thereof on any particular stockholder other than in its capacity as a stockholder of TLG). Following discussion without Mr. Lawrie being present, the disinterested members of the TLG Board unanimously adopted and approved resolutions, which were subsequently approved by Mr. Lawrie, approving the amendment to the Merger Agreement subject to delivery of Duff & Phelps’ written opinion.

On March 22, 2023, Duff & Phelps’ written opinion, dated March 22, 2023 was delivered to the TLG Board, and the amendment to the Merger Agreement and the Amended Securities Purchase Agreement were executed.

Between April 20, 2023 and May 17, 2023, Mr. Magnotti and Mr. Lawrie had several discussions regarding reevaluating the valuation of Electriq, and potentially modifying certain other terms of, the transaction based on feedback from potential investors and Electriq’s progress on its business plan. Electriq management, following discussions of these developments with Electriq’s board of directors and its financial advisors, began a reassessment of its business plan in April 2023. Based on that reassessment, Electriq management determined that it was appropriate to update its projections. Electriq management updated the First Updated Projections which provided estimated revenue during the period from May 1, 2023—April 30, 2024 of $122 million to project a decrease in revenues for the year ended December 31, 2023 to $19.9 million and add projected revenue for the year ended December 31, 2024 of $104.8 million. See “Unaudited Prospective Financial Information of Electriq.” Based on the investor feedback and the new projections, Messrs. Magnotti and Lawrie, over the course of several meetings and conversations agreed to, subject to approval of their boards, (i) reduce the valuation to $275 million, (ii) permit Electriq to engage with investors on a private capital raise prior to closing, (iii) convert the Sponsor Working Capital Loan and the Lawrie Note into equity, (iv) remove the funding of the Incentive Shares into escrow (v) change the incentive offered to investors to offer TLG preferred stock and (vi) a relinquishment by the Sponsor of 75% of its Founder Shares and all of its Private Placement Warrants purchased in connection with the IPO as a condition of Electriq to proceed with the merger. In addition, they agreed to a financing plan for the transaction, including $17.0 million of new cash investment at Electriq pre-closing, up to $9.5 million of new cash investment at TLG and the conversion of certain debt of Electriq and TLG into equity.

On April 27, 2023, the TLG Board held a meeting. Members of management and representatives of Gibson Dunn were also in attendance. Mr. Lawrie provided an update on the transaction, including a discussion of the proposed changes, Electriq’s Second Updated Projections (as defined below) and the financing plan.

On May 10, 2023, the EP Board held a meeting. Management presented a revised budget for the full year 2023 and a forecast for the period May 1, 2023 through April 30, 2024. The EP Board approved the revised budget and forecast.

On May 12, 2023, the TLG Board held a meeting. Members of management and representatives of Gibson Dunn and Duff & Phelps were also in attendance. Mr. Lawrie provided an update on the transaction, including a discussion of the terms agreed to by the Electriq board. Next, representatives of Duff & Phelps reviewed its preliminary analysis of the revised transaction based on the proposed terms.

On May 24, 2023, the TLG Board held a meeting. Members of management and representatives of Gibson Dunn, Truist and Duff & Phelps were also in attendance. Mr. Lawrie provided an update on the transaction. A representative of Gibson Dunn reviewed fiduciary duties of the TLG Board in connection with the potential transaction, given Mr. Lawrie’s recusal, and discussed in detail the financing plan, including new investments by Mr. Lawrie and Greensoil affiliates, and the latest versions of the amendment to the Merger Agreement and the other documents negotiated between the parties. Next, the representative of Duff & Phelps discussed its ongoing analysis of the revised transaction based on the proposed terms.

Between May 4, 2023 and May 29, 2023, EGS and Gibson Dunn exchanged various drafts of the documentation required to implement the proposed changes, including an amendment to the Merger Agreement and purchase agreements to implement investments by Mr. Lawrie and Greensoil.

On May 29, 2023, the Electriq Board held a meeting. Members of management were also in attendance. After providing an update on the transaction, Mr. Magnotti discussed the final terms of the amendment to the Merger Agreement and the other transaction documents negotiated by the parties, including subscription agreements for the issuance of new common stock and new Series B Preferred Stock of Electriq and the issuance of common stock and preferred stock of TLG, as well as the conversion by certain noteholders of Electriq of a certain portion of their outstanding Electriq notes into new common stock and new Series B Preferred Stock of Electriq. Because certain of the subscription agreements and noteholder conversion agreements related to purchases and holdings of funds managed by Greensoil, of which three of Electriq’s board members are affiliated, and Minett EQ Inc. (“Minett EQ”), which is majority owned by one of Electriq’s board members, Alan Greenberg, all the Electriq board members, other than Mr. Magnotti and Neha Palmer, who are not affiliated with Greensoil or Minett EQ, recused themselves from the discussion regarding those subscription and note conversion transactions. The Electriq Board also discussed that due to the issuance of new common stock by Electriq and the new Series B Preferred Stock of Electriq, the Certificate of Incorporation of Electriq would be required to be amended to provide for the authorization of the new common stock and the new Series B Preferred Stock. After discussion, the Electriq Board unanimously adopted and approved resolutions approving the amendment to the Merger Agreement, the other transaction documents negotiated by the parties and the amendment to the Electriq Certificate of Incorporation. The subscription agreements with funds managed by Greensoil, and the subscription agreement and note conversion agreement with Minett EQ, were adopted and approved by Mr. Magnotti and Ms. Palmer, together, and subsequently ratified by the entire Electriq Board.

On May 29, 2023, the TLG Board held a meeting. Members of management and representatives of Gibson Dunn and Duff & Phelps were also in attendance. After providing an update on the transaction, Mr. Lawrie and the representative of Gibson Dunn discussed the final terms of the amendment to the Merger Agreement and the other documents negotiated between the parties, including the new investments at Electriq and TLG. The representative of Gibson Dunn also discussed fiduciary duties of the TLG Board in connection with the potential transaction, given Mr. Lawrie’s recusal. Representatives of Duff & Phelps reviewed their financial analysis of the merger consideration to be issued by TLG in the Business Combination, which reflected the Second Updated Projections, and confirmed to the TLG Board that it was prepared to deliver its Second Updated Opinion to be confirmed in writing at the execution of the amendment to the Merger Agreement, addressed to the TLG Board, that as of the date of the opinion and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in the opinion, the merger consideration to be issued by TLG to the Electriq equityholders, in the aggregate, in connection with the Business Combination pursuant to the Merger Agreement, as amended, is fair, from a financial point of view, to the public stockholders of TLG, in the aggregate, other than Sponsor and its affiliates (without giving effect to any impact of the Business Combination or any part thereof on any particular stockholder other than in its capacity as a stockholder of TLG). Following discussion without Mr. Lawrie being present, the disinterested members of the TLG Board unanimously adopted and approved resolutions, which were subsequently approved by Mr. Lawrie, approving the amendment to the Merger Agreement and the related documents, subject to delivery of Duff & Phelps’ written opinion.

On June 7, 2023, the TLG Board held a meeting. Members of management and representatives of Gibson Dunn and Duff & Phelps were also in attendance. Mr. Lawrie and the representative of Gibson Dunn provided an update on the transaction. Duff & Phelps then discussed their bring down procedures, reviewed their financial analysis of the merger consideration to be issued by TLG in the Business Combination and confirmed to the TLG Board that it was prepared to deliver its Second Updated Opinion to be confirmed in writing at the execution of the amendment to the Merger Agreement. Following discussion, the TLG Board confirmed its approval of the Merger Agreement and the related documents, subject to delivery of Duff & Phelps’ written opinion.

On June 8, 2023, Duff & Phelps’ written opinion, dated June 8, 2023, was delivered to the TLG Board, and the amendment to the Merger Agreement and the related documents were executed.

Certain Engagements in Connection with the Business Combination and Related Transactions

Duff & Phelps was engaged by TLG to provide the Opinions to the TLG Board and will receive compensation in connection therewith. No portion of Duff & Phelps’ fee is refundable or contingent upon the conclusion expressed in the Opinions. A portion of such fee was payable upon delivery of each of the Opinions and a portion is payable upon and subject to the closing of the Business Combination. In addition, TLG has agreed to indemnify Duff & Phelps and certain related parties against certain liabilities, and to reimburse Duff & Phelps for certain expenses, arising in connection with or as a result of its engagement. Kroll, LLC previously provided valuation services to TLG in or around March 2021. For this prior engagement, Kroll, LLC received, or expects to receive, customary fees, expense reimbursement, and indemnification. Other than as noted above, during the two years preceding the date of the each of the Opinions, Duff & Phelps has not had any material relationship with any party to the Business Combination for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated. Duff & Phelps may seek to provide TLG, Electriq, New Electriq and their respective affiliates and equity holders with financial advisory and other services unrelated to the Business Combination in the future, for which services Duff & Phelps would expect to receive compensation.

In addition, each of Truist, National Bank and EarlyBird (together with their respective affiliates) is a full service financial institution engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investing, hedging, market making, brokerage and other financial and non-financial activities and services. In addition, each of Truist, National Bank and EarlyBird, together with their respective affiliates, may provide investment banking and other commercial dealings to TLG, Electriq, New Electriq and their respective affiliates in the future, for which they would expect to receive customary compensation.

In addition, in the ordinary course of its business activities, each of Truist, National Bank and EarlyBird, together with their respective affiliates, officers, directors and employees may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of TLG or Electriq, or their respective affiliates. Each of Truist, National Bank and EarlyBird, together with their respective affiliates, may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Resignation of Financial Advisor and Waiver of Deferred Underwriting Fee

Effective April 10, 2023, Truist resigned from, and ceased or refused to act in, every capacity and relationship in which it was previously described in this joint proxy statement/consent solicitation statement/prospectus and waived all rights to all fees under its engagement letter with TLG. Truist also disclaimed responsibility for any part of this joint proxy statement/consent solicitation statement/prospectus. Effective as of May 10, 2023, RBC, the sole underwriter of TLG’s initial public offering, resigned from, and ceased or refused to act in, every capacity and relationship in which it was previously described in this joint proxy statement/consent solicitation statement/prospectus and waived its entitlement to the deferred underwriting fee of $14.0 million. Neither Truist nor RBC provided a reason for its resignation, and neither TLG nor Electriq will speculate as to their motivations for resigning from their respective roles. Neither Truist nor RBC communicated to TLG or Electriq, and neither TLG nor Electriq are aware, that the resignations were the result of any dispute or disagreement with TLG or Electriq, including any disagreement relating to the disclosure in this joint proxy statement/consent solicitation statement/prospectus, the scope of their respective engagements or their ability to complete such engagements, or any matter relating to TLG’s or Electriq’s operations, prospects, policies, procedures or practices.

The primary services rendered by Truist in connection with the Business Combination included serving as financial advisor to the TLG Board, structuring agent in connection with the financings related to the Business Combination, supporting the preparation of the investor presentations at the direction of TLG’s management and providing general advisory services in the context of proposed targets of TLG. RBC had not been formally retained in connection with the Business Combination.

Truist and RBC waived their entitlement to certain fees which would be owed upon completion of the Business Combination, which were comprised of approximately $3.3 million for Truist, as a financial advisory fee, and $14.0 million for RBC, as a deferred underwriting fee. Such fee waivers for services already rendered are unusual. As a result of their resignation and the waiver of fees, the transaction fees payable by TLG at the consummation of the Business Combination will be reduced by an aggregate of approximately $17.3 million. RBC received underwriting fees in connection with the TLG IPO, but neither Truist nor RBC has received or will receive any fees in connection with the Business Combination, notwithstanding that their services have been largely complete and, as such, their fee waivers could be characterized as gratuitous upon completion of the Business Combination.

Truist claims no remaining role in the Business Combination and disclaimed any responsibility for any portion of this joint proxy statement/consent solicitation statement/prospectus. RBC has also disclaimed any responsibility for any portion of this joint proxy statement/consent solicitation statement/prospectus. Furthermore, TLG and, following completion of the Business Combination, New Electriq, will remain liable for the provisions of the engagement letter with Truist and the underwriting agreement with RBC that survive their resignation, including, for example, with respect to indemnity and contribution.

It is the understanding of both TLG and Electriq that the SEC has received similar resignation letters from investment banks in connection with other business combination transactions involving SPACs. When a financial institution is named in a registration statement, it may presume a level of due diligence and independent analysis on the part of such financial institution ordinarily associated with a professional engagement. The withdrawal of Truist and the waiver of the deferred underwriting fee by RBC indicates that they do not want to be associated with the disclosure or the underlying business analysis related to this transaction, and the resignation of these banks from other business combination transactions involving SPACs indicates that they do not want to be associated with such disclosure or business analysis for any companies undergoing such transactions. Investors should not place any reliance upon the fact that either Truist or RBC previously were involved with the Business Combination.

Because Truist’s financial advisory services on the Business Combination were substantially complete, and RBC never rendered any such financial advisory services on the Business Combination, TLG and Electriq do not believe that these resignations will impact in any way the consummation of the Business Combination and neither TLG nor Electriq expects to hire additional financial advisors in connection with the Business Combination. Nonetheless, it is possible that Truist’s resignation or RBC’s waiver may adversely affect market perception of the Business Combination generally. If market perception of the Business Combination is negatively impacted, an increased number of TLG stockholders may vote against the proposed Business Combination or seek to redeem their shares for cash.

For further discussion of the risks and uncertainties related to the resignation of Truist and the waiver of the deferred underwriting fee by RBC, see “Risk Factors—Truist has resigned from its financial advisory role in connection with the Business Combination and its structuring agent role in connection with the financings related to the Business Combination, and investors should not put any reliance on the fact that any such investment bank was involved with any aspect of the Business Combination. Although not formally retained in connection with the Business Combination, RBC has waived its entitlement to the deferred underwriting commissions payable in connection with the TLG IPO.”

Recommendation of the TLG Board of Directors and Reasons for the Business Combination

Given Mr. Lawrie’s interest in the Lawrie Note and other investments in, and arrangements with, Electriq, the remaining members of the Board (the “Disinterested Members”), with the advice and assistance of TLG’s financial and legal advisors, and in consultation with TLG’s senior management team, evaluated the terms of the Merger Agreement, the Business Combination and the other transactions contemplated by the Merger Agreement. Each Disinterested Member was actively engaged in the process.

Following the evaluation of the Merger Agreement, the Business Combination and the other transactions contemplated by the Merger Agreement by the Disinterested Members, the Disinterested Members unanimously, and subsequently the TLG Board unanimously, resolved that (i) the Merger Agreement and the transactions contemplated thereby, including the Business Combination and the issuance of shares of TLG common stock in connection therewith, are advisable, fair to and in the best interests of TLG and its stockholders and (ii) the TLG Board would recommend that the TLG stockholders adopt the Merger Agreement and approve the Merger and Business Combination. In reaching these determinations, the TLG Board consulted with TLG’s legal and financial advisors and considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the TLG Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The TLG Board’s decision was based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of the TLG Board’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

In the prospectus for the TLG IPO, TLG identified general criteria and guidelines that TLG believed would be important in evaluating prospective target businesses, although TLG indicated it might enter into a business combination with a target business that does not meet any of these criteria and guidelines. TLG indicated its intention to acquire companies that it believes possess the following characteristics:

•	Size: Companies that alone, or through a strategic combination with another company, have an equity valuation between $1.0 billion to $2.0 billion.

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Sector: Targets in large, growing markets with favorable end market dynamics such as high fragmentation and secular tailwinds. TLG may target companies that operate in industries that can potentially benefit from scale and synergies from consolidation. TLG will seek to leverage our management team’s experience in the broader technology, healthcare, business services, and financial services domains to identify potential companies. TLG will also seek to leverage our management team’s experience in identifying targets that are either disruptors in their space or are faced with technological disruption.

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Competitive Differentiation: Acquisition targets that have a unique value proposition and are leaders, visionaries or growing niche players in their respective industries. Demonstrated competitive advantages may include large and sticky customer base, global footprint, significant assets and/or IP, first mover advantage within a sector, or highly skilled labor.

•	Management Team: Companies with strong management teams with established track records who would further benefit from TLG’s network and expertise.

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Financial Profile: Businesses that have growing revenue streams, recurring or highly visible revenue models, low levels of leverage, and already have, or have the potential to generate, stable and increasing free cash flow.

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Value Creation Opportunities: Opportunities that are best positioned to benefit from TLG management team’s decades of practical experience executing operating turnarounds, helping companies realize their full potential through significantly scaling businesses, strategically repositioning them, and expanding operations to establish a global presence.

The TLG Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Merger Agreement and the transactions contemplated thereby, including, but not limited to, the following material factors:

•	Due Diligence. Due diligence examinations of Electriq and discussions with Electriq’s management and TLG’s financial and legal advisors concerning TLG’s due diligence examination of Electriq.

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Growth Prospects. Electriq’s fully-integrated energy storage solutions provide hardware and software-enabled services to customers and the broader electrical grid and has developed go-to-market strategies to expand its business of developing and deploying solutions on a recurring basis to installers, distributors, municipalities, renewable project developers, utilities, homebuilders and white-label corporate entities.

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Reasonableness of Consideration. Following a review of the financial data provided to TLG, including the financial projections of Electriq, and the due diligence of Electriq’s business conducted by TLG’s management and advisors, and taking into account the Opinions received from Duff & Phelps regarding the fairness of the consideration to be issued by TLG in the Business Combination, the TLG Board determined that the aggregate consideration to be paid in the Business Combination was fair to TLG.

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Management Team. Electriq has an experienced leadership team with a demonstrated track record of execution and over many decades of accumulated experience in distributed energy, technology development, new market commercialization, renewable project development and grid services operations.

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Addressable Market. In the United States, solar added the most generating capacity to the grid in 2019, 2020 and 2021 with 44% of all new electric capacity added to the grid in 2021 from solar. Additionally, the adoption of energy storage has been increasing year over-year, with only 2.8% of solar systems being paired or “attached” with energy storage in 2017, increasing to 11.2% in 2021. There is strong and growing federal and state support for solar and storage industry, buoyed by the recent Inflation Reduction Act legislation.

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Negotiated Transaction. The financial and other terms of the Merger Agreement and the fact that such terms and conditions are reasonable and were the product of arm’s length negotiations between TLG and Electriq.

•	Lock Up. Certain stockholders of Electriq agreed to certain restriction on transfer for up to six months with respect to the shares of Class A common stock issued to such stockholders.

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Other Alternatives. TLG Board believes, after a thorough review of other business combination opportunities reasonably available to TLG, that the proposed Business Combination represents the best potential business combination for TLG and the most attractive opportunity for TLG’s management to accelerate its business plan based upon its evaluation and assessment of other potential acquisition targets.

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Independent Director Role. TLG’s independent directors–Mr. Ho, Ms. Muhlner and Ms. Oke–took an active role in evaluating the proposed terms of the Merger Agreement, the Merger and the Business Combination. TLG’s independent directors evaluated and unanimously approved, as members of the TLG Board, the Merger Agreement and the Business Combination.

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Initial Opinion of TLG’s Financial Advisor. The TLG Board took into account the fairness opinion of Duff & Phelps rendered orally to the TLG Board at the meeting of the TLG Board on November 13, 2022, which was subsequently confirmed by delivery of the Initial Opinion, addressed to the TLG Board that, as of the date of the Initial Opinion and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in the Initial Opinion, the merger consideration to be issued by TLG to the Electriq equityholders, in the aggregate, in connection with the Business Combination pursuant to the Merger Agreement is fair, from a financial point of view, to the public stockholders of TLG, in the aggregate, other than Sponsor and its affiliates (without giving effect to any impact of the Business Combination or any part thereof on any particular stockholder other than in its capacity as a stockholder of TLG). For more information see the Initial Opinion of Duff & Phelps attached as Annex K to this joint proxy statement/consent solicitation statement/prospectus, as well as the “Opinions of Duff & Phelps to the TLG Board — Summary of the Opinions” below.

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First Updated Opinion of TLG’s Financial Advisor. The TLG Board took into account the updated fairness opinion of Duff & Phelps, dated March 22, 2023, addressed to the TLG Board that, as of the date of the First Updated Opinion and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in the First Updated Opinion, the merger consideration to be issued and paid by TLG to the Electriq equityholders, in the aggregate, in connection with the Business Combination pursuant to the Merger Agreement, as amended, is fair, from a financial point of view, to the public stockholders of TLG, in the aggregate, other than Sponsor and its affiliates (without giving effect to any impact of the Business Combination or any part thereof on any particular stockholder other than in its capacity as a stockholder of TLG). For more information see the First Updated Opinion of Duff & Phelps attached as Annex K-1 to this joint proxy statement/consent solicitation statement/prospectus, as well as “Opinions of Duff & Phelps to the TLG Board — Summary of the Opinions” below.

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Second Updated Opinion of TLG’s Financial Advisor. The TLG Board took into account the updated fairness opinion of Duff & Phelps, dated June 8, 2023, addressed to the TLG Board that, as of the date of the Second Updated Opinion and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in the Second Updated Opinion, the merger consideration to be issued and paid by TLG to the Electriq equityholders, in the aggregate, in connection with the Business Combination pursuant to the Merger Agreement, as amended, is fair, from a financial point of view, to the public stockholders of TLG, in the aggregate, other than Sponsor and its affiliates (without giving effect to any impact of the Business Combination or any part thereof on any particular stockholder other than in its capacity as a stockholder of TLG). For more information see the Second Updated Opinion of Duff & Phelps attached as Annex K-2 to this joint proxy statement/consent solicitation statement/prospectus, as well as “Opinions of Duff & Phelps to the TLG Board — Summary of the Opinions” below.

The TLG Board also considered various uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

•	Macroeconomic Risks. Macroeconomic uncertainty and the effects it could have on the combined company’s revenues.

•	Benefits Not Achieved. The risk that the potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected timeframe.

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Business Plan and Projections May Not Be Achieved. The risk that Electriq may not be able to execute on its business plan, and realize the financial performance as set forth in the Projections, in each case as presented to management of TLG.

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Liquidation of TLG. The risks and costs to TLG if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in TLG being unable to effect a business combination by the end of the Completion Window and force TLG to liquidate.

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Exclusivity. The fact that the Merger Agreement includes an exclusivity provision that prohibits TLG from soliciting other business combination proposals, which restricts TLG’s ability to consider other potential business combinations prior to the earlier of the consummation of the Business Combination and the termination of the Merger Agreement.

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Redemption Risk. The potential risk that a significant number of TLG’s stockholders elect to redeem their shares prior to the consummation of the Business Combination and pursuant to the Existing Charter, which would potentially make the Business Combination more difficult or impossible to complete.

•	Stockholder Vote. The risk that TLG’s stockholders may fail to provide the respective votes necessary to effect the Business Combination.

•	Closing Conditions. The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within TLG’s control.

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Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•	Fees and Expenses. The fees and expenses associated with completing the Business Combination.

In addition to considering the factors described above, the TLG Board also considered other factors, including, without limitation:

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Interests of Certain Persons. Some officers and directors of TLG may have interests in the Business Combination (see “ —Interests of Sponsor and TLG’s Directors and Officers in the Business Combination” and “TLG directors and officers may have interests in the Business Combination different from the interests of TLG stockholders.” Under the section entitled “Risk Factors”). The Board was aware of the material terms of and considered these interests, among other matters, in evaluating the Business Combination and the Merger Agreement and in recommending to our stockholders that they vote in favor of the proposals presented, including the Business Combination Proposal.

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Other Risk Factors. Various other risk factors associated with the business of Electriq, as described in the section entitled “Risk Factors” appearing elsewhere in this joint proxy statement/consent solicitation statement/prospectus.

The TLG Board concluded, in its business judgment, that the potential benefits that it expects TLG and its stockholders to achieve as a result of the Business Combination outweigh the potentially negative and other factors associated with the Business Combination. Accordingly, the Disinterested Members of the TLG Board

unanimously, and subsequently the TLG Board unanimously, determined that the Business Combination and the transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of TLG and its stockholders.

This explanation of TLG’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

Opinions of Duff & Phelps to TLG Board

Summary of Opinions

On September 15, 2022, TLG retained Duff & Phelps to serve as an independent financial advisor to the TLG Board, specifically to provide to the TLG Board a fairness opinion in connection with the Business Combination pursuant to the Merger Agreement as initially agreed on November 13, 2022 (the “Unamended Business Combination”). In selecting Duff & Phelps, the TLG Board considered, among other things, the fact that Duff & Phelps is a global leader in providing fairness opinions to boards of directors and special committees. Duff & Phelps is regularly engaged in the valuation of businesses and their securities and the provision of fairness opinions in connection with various transactions.

On November 10, 2022, Duff & Phelps presented its financial analysis to the TLG Board with respect to the merger consideration to be issued and paid by TLG in the Unamended Business Combination. On November 13, 2022, Duff & Phelps delivered its written opinion to the TLG Board that, as of the date of the November 2022 Opinion and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in the Initial Opinion, the merger consideration to be issued by TLG to the holders of common stock, preferred stock, options, warrants and other convertible securities of Electriq (the “Electriq equityholders”), in the aggregate, in connection with the Unamended Business Combination pursuant to the Merger Agreement is fair, from a financial point of view, to the public stockholders of TLG, in the aggregate, other than Sponsor and its affiliates (without giving effect to any impact of the Unamended Business Combination or any part thereof on any particular stockholder other than in its capacity as a stockholder of TLG).

On February 9, 2023, Duff & Phelps and TLG amended their engagement agreement to provide for an update of Duff & Phelps’ analysis and fairness opinion based on amended terms for the Business Combination pursuant to the Merger Agreement as amended on December 23, 2023 and March 22, 2023 (the “First Amended Business Combination”). On March 17, 2023, Duff & Phelps presented its updated financial analysis to the TLG Board with respect to the merger consideration to be issued by TLG in the First Amended Business Combination. On March 22, 2023, Duff & Phelps delivered its written opinion to the TLG Board that, as of the date of the First Updated Opinion and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in the First Updated Opinion, the merger consideration to be issued by TLG to the Electriq equityholders, in the aggregate, in connection with the First Amended Business Combination pursuant to the Merger Agreement is fair, from a financial point of view, to the public stockholders of TLG, in the aggregate, other than Sponsor and its affiliates (without giving effect to any impact of the First Amended Business Combination or any part thereof on any particular stockholder other than in its capacity as a stockholder of TLG).

On June 7, 2023, Duff & Phelps presented its updated financial analysis to the TLG Board with respect to the merger consideration to be issued by TLG pursuant to the Merger Agreement as was further amended on June 8, 2023 (the “Second Amended Business Combination”). On June 8, 2023, Duff & Phelps delivered its written Second Updated Opinion to the TLG Board that, as of the date of the Second Updated Opinion and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in the Second Updated Opinion, the merger consideration to be issued by TLG to the Electriq equityholders, in the aggregate, in connection with the Second Amended Business Combination pursuant to the Merger Agreement is fair, from a financial point of view, to the public stockholders of TLG, in the aggregate, other than Sponsor and its affiliates (without giving effect to any impact of the Second Amended Business Combination or any part thereof on any particular stockholder other than in its capacity as a stockholder of TLG).

The full text of each of the Opinions attached to this joint proxy statement/consent solicitation statement/ prospectus as Annex K, Annex K-1 and Annex K-2 are incorporated into this joint proxy statement/consent solicitation statement/prospectus by reference. The summary of the Opinions set forth herein is qualified in its entirety by reference to the full text of the Opinions. TLG’s stockholders are urged to read the Opinions carefully and in their entirety for a discussion of the procedures followed, assumptions made, matters considered, limitations of the review undertaken by Duff & Phelps in connection with the Opinions, as well as other qualifications contained in the Opinions. Neither the Opinions nor the summary of the Opinions and the related analyses set forth in this joint proxy statement/consent solicitation statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the TLG Board, any TLG stockholder or any other person as to how to act or vote with respect to any matter relating to the Business Combination.

The Opinions were approved by Duff & Phelps’ fairness opinions committee. The Opinions were provided for the information of, and directed to, the TLG Board and only addressed the fairness, from a financial point of view, to the TLG public stockholders other than Sponsor and its affiliates (without giving effect to any impact of the Business Combination on any particular stockholder other than in its capacity as a stockholder of TLG), in the aggregate, of the merger consideration to be issued by TLG to the Electriq equityholders, in the aggregate, and did not address any other aspect or implication of the Business Combination or any other agreement, arrangement or understanding.

In connection with the Opinions, Duff & Phelps made such reviews, analyses and inquiries that Duff & Phelps deemed necessary and appropriate under the circumstances to enable Duff & Phelps to render the Opinions. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of the Opinions included, but were not limited to, the items summarized below.

For the Initial Opinion, Duff & Phelps’ review included the following materials:

•	an execution version of the Merger Agreement;

•	an execution version of the Sponsor Agreement;

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audited financial statements for Electriq for the years ended December 31, 2020 and December 31, 2021, unaudited financial statements for Electriq for the six months ended June 30, 2022, and estimated financial statements for Electriq for the nine months ended September 30, 2022;

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TLG’s audited financial statements for the year ended December 31, 2021 filed with the SEC on Form 10-K and TLG’s unaudited financial statements for the quarter ended June 30, 2022 filed with the SEC on Form 10-Q;

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pro forma capitalization information for New Electriq prepared by the management of TLG (the “Initial New Electriq Capitalization”) and on which Duff & Phelps was instructed to rely for the Initial Opinion by the TLG Board and the management of TLG;

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the Initial Projections for Electriq (as described in the section of this joint proxy statement/consent solicitation statement/prospectus entitled “Unaudited Prospective Financial Information of Electriq”) for the calendar years 2022 and 2023, prepared by the management of Electriq and on which Duff & Phelps was instructed to rely by the TLG Board and the management of TLG for the Initial Opinion;

•	the Electriq Investor Presentation dated September 2022;

For the First Updated Opinion, Duff & Phelps’ review included the following materials:

•	the First Amendment to the Merger Agreement, dated as of December 23, 2023, the execution version of the Second Amendment to the Merger Agreement, dated as of March 22, 2023,;

•	audited financial statements for Electriq for the year ended December 31, 2022;

•	TLG’s audited financial statements for the year ended December 31, 2022;

•

updated pro forma capitalization information for New Electriq prepared by the management of TLG (the “First Updated New Electriq Capitalization”) and on which Duff & Phelps was instructed to rely for the First Updated Opinion by the TLG Board and the management of TLG;

•

the First Updated Projections for Electriq (as described in the section of this joint proxy statement/consent solicitation statement/prospectus entitled “Unaudited Prospective Financial Information of Electriq) for the 12-month period ending April 30, 2024, prepared by the management of Electriq and on which Duff & Phelps was instructed to rely by the TLG Board and the management of TLG for the First Updated Opinion;

For the Second Updated Opinion, Duff & Phelps’ review included the following materials:

•	the Second Amendment to Merger Agreement, dated March 22, 2023 and the execution version of the Third Amendment to Merger Agreement, dated June 8, 2023;

•

the Sponsor Agreement, by and among Sponsor, TLG, Electriq, and certain other persons who are members of TLG’s board of directors and/or management team or an affiliate of Sponsor, dated November 13, 2022 and the execution version of Amendment No. 1 to Sponsor Agreement, dated June 8, 2023;

•	audited financial statements for Electriq for the year ended December 31, 2022 and unaudited financial statements for the three months ended March 31, 2023;

•	TLG’s audited financial statements for the year ended December 31, 2022 and unaudited financial statements for the three months ended March 31, 2023;

•

updated pro forma capitalization information, which includes shares of TLG common stock and shares of TLG preferred stock to be issued based on the Private Capital Raise and additional financing transactions, and other information for New Electriq prepared by the management of TLG (the “Second Updated New Electriq Capitalization”) and on which Duff & Phelps was instructed to rely for the Second Updated Opinion by the TLG Board and the management of TLG;

•

the Second Updated Projections for Electriq for the years ending December 31, 2023 through 2024, prepared by the management of Electriq and on which Duff & Phelps was instructed to rely by the TLG Board and the management of TLG for the Second Updated Opinion;

•	the Electriq Investor Presentation dated June 2023;

•	discussed the information referred to above and the background and other elements of the Business Combination with representatives of TLG and Electriq management;

•

discussed with representatives of TLG and Electriq management the plans and intentions with respect to the management and operation of New Electriq following the completion of the Business Combination;

•	discussed with representatives of TLG and Electriq management their assessment of the strategic rationale for, and the potential benefits of, the Business Combination;

•	performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques, including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant and an analysis of target companies in selected transactions that Duff & Phelps deemed relevant; and

•	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

In performing its analyses and rendering the Opinions with respect to the Business Combination, Duff & Phelps, with the consent of TLG and the TLG Board:

•

Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to us from private sources, including TLG and Electriq and their respective management, including all financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by Duff & Phelps, and did not independently verify such information;

•

Relied upon the fact that the TLG Board and TLG have been advised by counsel as to all legal matters with respect to the Business Combination, including whether all procedures required by law to be taken in connection with the Business Combination have been duly, validly and timely taken;

•

Relied upon the Initial New Electriq Capitalization, the First Updated New Electriq Capitalization and the Second Updated New Electriq Capitalization (together, the “New Electriq Capitalizations”), as applicable, and the Initial Projections, the First Updated Projections and the Second Updated Projections (together, the “Projections”), as applicable;

•

Assumed that any estimates, evaluations, forecasts and projections and other pro forma information, including the Projections and the New Electriq Capitalizations, furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person(s) furnishing the same, and Duff & Phelps expresses no opinion with respect to such estimates, evaluations, forecasts and projections and other pro forma information or any underlying assumptions;

•

Assumed that information supplied by, and representations made by, TLG and Electriq and their respective management are substantially accurate regarding TLG, Electriq, New Electriq, and the Business Combination, except as would not be material to Duff & Phelps’ analysis or the Opinions;

•	Assumed that the representations and warranties made in the Merger Agreement are substantially accurate, except as would not be material to Duff & Phelps’ analysis or the Opinions;

•	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

•

Assumed that there was no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of TLG or Electriq since the date of the most recent financial statements and other information made available to Duff & Phelps (as of the date of each of the Opinions), and that there was no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

•

Assumed that all of the conditions required to implement the Business Combination would be satisfied and that the Business Combination would be completed in a timely manner in accordance with the Merger Agreement (as may have been amended at the time of the relevant Opinion) without any further amendments thereto or any waivers of any terms or conditions thereof that would be material to Duff & Phelps’ analysis or the Opinions;

•

Assumed that the consummation of the Business Combination would comply in all respects with all applicable federal, state and local statutes, rules and regulations and that all governmental, regulatory or other consents and approvals necessary for the consummation of the Business Combination would be obtained without any adverse effect, that would be material to Duff & Phelps’ analysis, on TLG, Electriq, New Electriq, or the contemplated benefits expected to be derived in the Business Combination; and

•

Assumed a value of $10.00 per share of TLG common stock in calculating the value of such shares, with such $10.00 value being based on TLG’s nature as a special purpose acquisition company, TLG’s initial public offering and TLG’s approximate cash per outstanding share of TLG common stock (excluding, for the avoidance of doubt, the dilutive impact of Class F common stock or existing TLG warrants).

Duff & Phelps informed the TLG Board that to the extent that any of the foregoing assumptions, representations or any of the facts on which the Opinions are based prove to be untrue in any material respect, the Opinions cannot and should not be relied upon. Duff & Phelps also informed the TLG Board that in its analysis and in connection with the preparation of the Opinions, Duff & Phelps made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Business Combination.

Duff & Phelps prepared the Initial Opinion effective as of November 13, 2022, the First Updated Opinion effective as of March 22, 2023, and the Second Updated Opinion effective as of June 8, 2023. The Opinions were necessarily based upon market, economic, financial and other conditions as they existed as of such dates and could be evaluated as of such dates, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinions which may come or be brought to the attention of Duff & Phelps after such dates.

Duff & Phelps did not evaluate the solvency of TLG, Electriq or New Electriq or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent, derivative, off-balance sheet or otherwise), nor was Duff & Phelps furnished with any such appraisals. Duff & Phelps was not requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Business Combination, the assets, businesses or operations of TLG or any alternatives to the Business Combination; (ii) negotiate the terms of the Business Combination, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from TLG’s perspective and that of its public stockholders, that could, under the circumstances, be negotiated among the parties to the Merger Agreement and the Business Combination; or (iii) advise TLG, the TLG Board or any other party with respect to alternatives to the Business Combination.

Duff & Phelps did not express any view or render any opinion regarding the tax consequences of the Business Combination or any portion thereof to TLG, Electriq, New Electriq or their respective stockholders.

In rendering the Opinions, Duff & Phelps was not expressing any opinion as to the market price or value of TLG common stock or the equity of Electriq or New Electriq (or anything else) either before or after the announcement or the consummation of the Business Combination or how any such shares may trade at any time. Neither of the Opinions should be construed as a valuation opinion, credit rating, solvency opinion, an analysis of TLG’s, Electriq’s or New Electriq’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering the Opinions, Duff & Phelps was not expressing any opinion with respect to the amount or nature of any compensation to any of TLG’s, Electriq’s or New Electriq’s officers, directors or employees, or any class of such persons, relative to the merger consideration, or with respect to the fairness of any such compensation.

The Opinions were furnished for the use and benefit of the TLG Board in connection with their consideration of the Business Combination. The Opinions (i) do not address the merits of the underlying business decision to enter into the Business Combination versus any alternative strategy or transaction; (ii) do not address or express any view on any transaction or arrangement related to the Business Combination; (iii) are not a recommendation as to how the TLG Board or the board of directors of Electriq, or any stockholder or equity holder of TLG or Electriq or any other party should vote or act with respect to any matters relating to the Business Combination, or whether to proceed with the Business Combination or any related transaction; and (iv) do not indicate that the merger consideration to be issued by TLG is the best possibly attainable by TLG under any circumstances; instead, it merely states whether the merger consideration is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Business Combination or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the Opinions are based. The Opinions should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

Except for the Opinions, Duff & Phelps did not express any view or opinion as to (i) any other term, aspect or implication of the Business Combination (including, without limitation, the form or structure of the Business Combination or any portion thereof) or the Merger Agreement, any other agreement, transaction document or instrument contemplated by the Merger Agreement or to be entered into or amended in connection with the Business Combination, including, without limitation, any financings; or (ii) the fairness, financial or otherwise, of the Business Combination to, or of any consideration to be paid to or received by, the holders of any class of securities of TLG or Electriq.

The Opinions do not in any way address proportionate allocation or relative fairness (including, without limitation, the allocation of any consideration among or within any classes or groups of security holders or other constituents of TLG, Electriq, New Electriq or any other party). Duff & Phelps also did not address, or express a view with respect to, any acquisition of control or effective control of Electriq or New Electriq by any stockholder or group of stockholders of Electriq (including, without limitation, any voting, control, consent rights or similar rights, preferences or privileges as among or in comparison to any classes or groups of security holders or other constituents of TLG, Electriq, New Electriq or any other party).

The Opinions do not in any way address the appropriate capital structure of New Electriq, whether New Electriq should be issuing debt or equity securities or a combination of both in the Business Combination, or the form, structure or any aspect or terms of any debt or equity financing for the Business Combination or the likelihood of obtaining such financing, or whether or not Electriq, TLG, New Electriq, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Business Combination.

The Opinions are solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with the Opinions is limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and TLG, dated September 15, 2022 and amended February 9, 2023 and May 8, 2023.

Summary of Financial Analysis

Set forth below is a summary of the material analyses performed by Duff & Phelps in connection with the delivery of the Opinions to the TLG Board. This summary is qualified in its entirety by reference to the full text of the Opinions, attached to this joint proxy statement/consent solicitation statement/prospectus as Annex K, Annex K-1 and Annex K-2. While this summary describes the analyses and factors that Duff & Phelps deemed material in its presentation to the TLG Board, it is not a comprehensive description of all analyses and factors considered by Duff & Phelps. The preparation of a fairness opinion is a complex process that involves various determinations as to appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at the Opinions, Duff & Phelps did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Duff & Phelps believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it in rendering the Opinions without considering all analyses and factors could create a misleading or incomplete view of the evaluation process underlying the Opinions. The conclusion reached by Duff & Phelps was based on all analyses and factors taken as a whole, and also on the application of Duff & Phelps’ own experience and judgment.

The financial analyses summarized below include information presented in tabular format. In order for Duff & Phelps’ financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Duff & Phelps’ financial analyses.

Market Approach – Initial Opinion

The Market Approach is a valuation technique that provides an estimation of value by applying valuation multiples to financial metrics for the subject company. These valuation multiples are either observed or derived from (i) market prices of actively traded, public companies and publicly available historical financial information and consensus equity research analyst estimates of future financial performance or (ii) prices paid in actual mergers, acquisitions or other transactions. The valuation process includes, but is not limited to, a comparison of various quantitative and qualitative factors between the subject business and such similar businesses.

Duff & Phelps selected eight publicly traded companies that it deemed relevant in its analysis (the “Selected Publicly Traded Companies”) based on their relative similarity, primarily in terms of business focus, revenue growth history and outlook, capital requirements and other characteristics to that of New Electriq. Duff & Phelps noted that none of the Selected Publicly Traded Companies are perfectly comparable to New Electriq, and that Duff & Phelps did not have access to non-public information of any of the Selected Publicly Traded Companies. Accordingly, a complete valuation analysis of New Electriq cannot rely solely upon a quantitative review of the Selected Publicly Traded Companies but involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies, as well as other factors that could affect their value relative to that of New Electriq. Therefore, the Market Approach is subject to certain limitations.

The tables below summarize certain observed historical and projected financial performance and trading multiples of the Selected Publicly Traded Companies as of November 7, 2022.

	19-21 Revenue	21-23 Revenue	LTM Revenue	2022 Revenue	2023 Revenue
	CAGR*	CAGR*	Growth	Growth	Growth
Altus Power, Inc.	38.5%	60.5%	57.4%	44.9%	77.7%
Enphase Energy, Inc.	48.8%	50.8%	63.6%	67.1%	36.1%
Shoals Technologies Group, Inc.	21.5%	53.1%	26.8%	46.8%	59.7%
SolarEdge Technologies, Inc.	17.4%	41.8%	56.6%	56.4%	28.5%
Stem, Inc.	169.4%	124.0%	179.2%	210.5%	61.6%
Sunnova Energy International Inc.	35.6%	70.2%	98.9%	110.5%	37.6%
SunPower Corporation	10.1%	20.5%	42.3%	26.3%	14.9%
Sunrun Inc.	15.9%	22.2%	18.8%	41.8%	5.3%

Mean	44.6%	55.4%	68.0%	75.6%	40.2%
Median	28.5%	52.0%	57.0%	51.6%	36.9%

Electriq	98.6%	526.2%	1179.1%	528.4%	524.0%

LTM = Latest Twelve Months; CAGR = Compounded Annual Growth Rate

Sources: S&P Capital IQ, SEC Filings, Annual and Interim Reports, Electriq financial statements and Initial Projections.

	EV / LTM	EV / 2022	EV / 2023
	Revenue	Revenue	Revenue
Altus Power, Inc.	17.12x	14.09x	7.93x
Enphase Energy, Inc.	18.48x	16.15x	11.87x
Shoals Technologies Group, Inc.	10.39x	8.28x	5.18x
SolarEdge Technologies, Inc.	4.05x	3.65x	2.84x
Stem, Inc.	7.69x	5.06x	3.13x
Sunnova Energy International Inc.	10.14x	8.51x	6.18x
SunPower Corporation	1.90x	1.81x	1.57x
Sunrun Inc.	3.23x	3.04x	2.88x

Mean	9.12x	7.57x	5.20x
Median	8.92x	6.67x	4.16x

LTM = Latest Twelve Months

EV= Enterprise Value = Market capitalization plus debt, net of cash and equivalents

Sources: S&P Capital IQ, SEC Filings, Annual and Interim Reports

Based on the data shown in the tables above, Duff & Phelps selected a range of valuation multiples to apply to New Electriq’s 2023 revenue in the Initial Projections to obtain a range of current enterprise values for New Electriq. Duff & Phelps analyzed 2019 through 2023 revenue growth for the Selected Publicly Traded Companies and compared these metrics to the same metrics for New Electriq, based on the Initial Projections. Duff & Phelps used these comparisons and the multiples of enterprise value-to-2023 projected revenue for the Selected Publicly Traded Companies to select a 2023 revenue multiple range of 4.50x to 5.50x to apply to New Electriq’s 2023 revenue in the Initial Projections, resulting in an estimated current enterprise value range for New Electriq. Duff & Phelps selected multiples that, in its judgement, reflected New Electriq’s revenue growth outlook, capital requirements and other characteristics relative to the Selected Publicly Traded Companies.

Duff & Phelps’ Market Approach resulted in an indicated enterprise value range for New Electriq of $601 million to $734 million.

Discounted Cash Flow Analysis – Initial Opinion

The Discounted Cash Flow Analysis (“DCF”) is a valuation technique that provides an estimation of the value of a business based on the cash flows that a business can be expected to generate (the “DCF Analysis”). The DCF Analysis begins with an estimation of the annual cash flows the subject business is expected to generate over a discrete projection period, and all of the cash flows for the business after the end of the discrete projection period (the “Terminal Value”). The estimated cash flows for each of the years in the discrete projection period and the Terminal Value are then converted to their present value equivalents using a rate of return appropriate for the risk of achieving the projected cash flows.

Duff & Phelps performed a DCF Analysis of the estimated future unlevered free cash flows attributable to New Electriq for the years ending December 31, 2022 and December 31, 2023, with “unlevered free cash flow” defined as cash that is available either to reinvest or to distribute to security holders. In applying the DCF Analysis, Duff & Phelps relied on the Initial Projections. Duff & Phelps estimated the Terminal Value of New Electriq as of fiscal year 2023 by applying a revenue multiple range to New Electriq’s projected 2023 revenue in the Initial Projections. Duff & Phelps discounted the unlevered free cash flows in the discrete period and the Terminal Values in 2023 back to the present to obtain a range of the estimated current enterprise value of New Electriq.

Based on the data shown in the tables above under the heading Market Approach, Duff & Phelps selected a revenue multiple range of 6.0x to 7.0x New Electriq’s projected 2023 revenue to obtain a range of Terminal Values to incorporate into the DCF Analysis. Such range of multiples, in the judgement of Duff & Phelps, reflected New Electriq’s size, revenue growth outlook, capital requirements and other characteristics relative to the Selected Publicly Traded Companies.

Determination of an appropriate discount rate to use in the DCF Analysis requires a degree of judgment. Duff & Phelps considered a number of factors in determining the discount rate range, including the results of published studies on discount rates. Duff & Phelps also considered (i) New Electriq’s stage in the cycle of management’s business plan, (ii) New Electriq’s projected financial performance and (iii) the risks facing New Electriq in order to achieve the projected results, including execution risk and competitive risks, among others. Based on these factors and the published discount rate studies, Duff & Phelps used discount rates ranging from 30.0% to 35.0% to discount the projected unlevered free cash flows in the discrete projection period and the Terminal Value. Duff & Phelps believes that this range of discount rates is consistent with the rate of return that security holders would require on alternative investment opportunities with similar risk profiles, including risks of achieving the projected cash flows based on the Projections.

Based on these assumptions, Duff & Phelps’ DCF Analysis resulted in an indicated enterprise value range for New Electriq of $570 million to $694 million.

Conclusion – Initial Opinion

Duff & Phelps estimated the range of enterprise value of New Electriq to be $585 million to $714 million, based on the ranges indicated by the Market Approach and the DCF Analysis. Duff & Phelps further estimated the range of total equity value of New Electriq by adding pro forma cash of $370 million (which assumes no redemptions) and subtracting the face value of pro forma debt of $30 million. After making these adjustments, the estimated total equity value range for New Electriq was $926 million to $1,054 million (prior to any dilutive effects of TLG warrants).

Duff & Phelps noted in its presentation to the TLG Board that the implied equity value of New Electriq based on the Unamended Business Combination pursuant to the terms of the Merger Agreement is $970 million (assuming no redemptions and a value of $10.00 per share of TLG common stock). Such implied equity value is within the estimated total equity value range for New Electriq described above.

Duff & Phelps calculated the implied enterprise value of New Electriq by taking the implied equity value of $970 million and adding pro forma debt of $30 million and subtracting cash of $370 million (assuming no redemptions). The resulting implied enterprise value based on such calculations is $630 million, which Duff & Phelps noted was within the range of indicated enterprise values derived from each of the DCF Analysis and the Market Approach.

For information purposes in respect of its presentation to the TLG Board and as a further metric considered by Duff & Phelps in applying its judgement to the financial analyses undertaken, Duff & Phelps noted that the TLG public stockholders would, based on the assumed Initial New Electriq Capitalization, own approximately 41.2% of New Electriq (assuming no redemptions). This equates to a value of $382 million to $435 million (prior to any dilutive effects of TLG warrants), compared to the estimated value of the TLG trust account at the closing of the merger of $400 million.

The Initial Opinion was only one of the many factors considered by the TLG Board in its evaluation of the Unamended Business Combination and should not be viewed as determinative of the views of the TLG Board.

Market Approach – First Updated Opinion

The tables below summarize certain observed historical and projected financial performance and trading multiples of the Selected Publicly Traded Companies as of March 13, 2023.

	19-22 Revenue	1.5 yr Revenue	2022 Revenue	2023 Revenue	2024 Revenue
	CAGR*	CAGR*	Growth	Growth	Growth
Altus Power, Inc.	38.5%	101.0%	42.5%	77.3%	62.1%
Enphase Energy, Inc.	73.5%	31.2%	68.7%	36.6%	26.7%
Shoals Technologies Group, Inc.	36.5%	50.6%	53.3%	49.6%	40.5%
SolarEdge Technologies, Inc.	46.0%	27.9%	58.4%	31.1%	20.9%
Stem, Inc.	216.2%	56.6%	185.0%	67.7%	35.4%
Sunnova Energy International Inc.	86.2%	36.2%	130.7%	35.6%	31.5%
SunPower Corporation	41.5%	15.3%	53.8%	16.5%	13.6%
Sunrun Inc.	37.1%	4.4%	44.2%	4.4%	10.5%

Mean	71.9%	40.4%	79.6%	39.9%	30.2%
Median	43.7%	33.7%	56.1%	36.1%	29.1%

Electriq	164.5%	360.8%	369.3%	NA	NA

CAGR = Compounded Annual Growth Rate

1.5 yr Revenue CAGR = CAGR in revenue for the next 1.5 years

Sources: S&P Capital IQ, SEC Filings, Annual and Interim Reports, Electriq financial statements and Updated Electriq Projections.

	EV / 2022	EV / 2023	EV / 2024
	Revenue	Revenue	Revenue
Altus Power, Inc.	13.64x	7.21x	4.45x
Enphase Energy, Inc.	12.54x	9.19x	7.25x
Shoals Technologies Group, Inc.	11.90x	7.96x	5.66x
SolarEdge Technologies, Inc.	5.54x	4.23x	3.50x
Stem, Inc.	3.95x	2.36x	1.74x
Sunnova Energy International Inc.	8.08x	5.96x	4.53x
SunPower Corporation	1.52x	1.30x	1.15x
Sunrun Inc.	5.62x	5.38x	4.87x

Mean	7.85x	5.45x	4.14x
Median	6.85x	5.67x	4.49x

EV= Enterprise Value = Market capitalization plus debt, net of cash and equivalents

Sources: S&P Capital IQ, SEC Filings, Annual and Interim Reports

Based on the data shown in the tables above, Duff & Phelps selected a range of valuation multiples to apply to New Electriq’s revenue for the 12-month period ending April 30, 2024 in the First Updated Projections to obtain a range of current enterprise values for New Electriq. Duff & Phelps analyzed 2019 through 2022 revenue growth and the next 1.5 years revenue growth for the Selected Publicly Traded Companies and compared these metrics to the same metrics for New Electriq, based on the First Updated Projections. Duff & Phelps used these comparisons and the multiples of enterprise value-to-2023 and 2024 projected revenue for the Selected Publicly Traded Companies to select a multiple range of 5.00x to 5.50x to apply to New Electriq’s revenue for the 12-month period ending April 30, 2024 in the First Updated Projections, resulting in an estimated current enterprise value range for New Electriq. Duff & Phelps selected multiples that, in its judgement, reflected New Electriq’s revenue growth outlook, capital requirements and other characteristics relative to the Selected Publicly Traded Companies.

Duff & Phelps’ Market Approach resulted in an indicated enterprise value range for New Electriq of $610 million to $671 million.

Discounted Cash Flow Analysis – First Updated Opinion

Duff & Phelps performed a DCF Analysis of the Terminal Value of New Electriq as of the 12-month period ending April 30, 2024. In applying the DCF Analysis, Duff & Phelps relied on the First Updated Projections. Duff & Phelps estimated the Terminal Value of New Electriq as of the 12-month period ending April 30, 2024 by applying a revenue multiple range to New Electriq’s projected revenue for the 12-month period ending April 30, 2024 in the First Updated Projections. Duff & Phelps discounted the Terminal Values back to the present to obtain a range of the estimated current enterprise value of New Electriq.

Based on the data shown in the tables above under the heading Market Approach, Duff & Phelps selected a revenue multiple range of 7.0x to 7.5x New Electriq’s projected revenue for the 12-month period ending April 30, 2024. Such range of multiples, in the judgement of Duff & Phelps, reflected New Electriq’s size, revenue growth outlook, capital requirements and other characteristics relative to the Selected Publicly Traded Companies.

Duff & Phelps used discount rates ranging from 30.0% to 35.0% to discount the Terminal Values, which is the same discount rate as Duff & Phelps used in the DCF Analysis for the Initial Opinion. Duff & Phelps believes that this range of discount rates is consistent with the rate of return that security holders would require on alternative investment opportunities with similar risk profiles, including risks of achieving the projected cash flows based on the First Updated Projections.

Based on these assumptions, Duff & Phelps’ DCF Analysis resulted in an indicated enterprise value range for New Electriq of $610 million to $681 million.

Conclusion – First Updated Opinion

Duff & Phelps estimated the range of enterprise value of New Electriq to be $610 million to $676 million, based on the ranges indicated by the Market Approach and the DCF Analysis. Duff & Phelps further estimated the range of total equity value of New Electriq by adding pro forma cash of $81 million (which assumes no redemptions), subtracting the face value of pro forma debt of $17 million, and subtracting estimated deferred transaction fees of $28 million. After making these adjustments, the estimated total equity value range for New Electriq was $646 million to $712 million (prior to any dilutive effects of TLG warrants).

Duff & Phelps noted in its presentation to the TLG Board that the implied equity value of New Electriq based on the First Amended Business Combination pursuant to the terms of the Merger Agreement is $681 million (assuming no redemptions and a value of $10.00 per share of TLG common stock). Such implied equity value is within the estimated total equity value range for New Electriq described above.

Duff & Phelps calculated the implied enterprise value of New Electriq by taking the implied equity value of $681 million and adding pro forma debt of $17 million, adding estimated deferred transaction fees of $28 million and subtracting cash of $81 million (assuming no redemptions). The resulting implied enterprise value based on such calculations is $645 million, which Duff & Phelps noted was within the range of indicated enterprise values derived from each of the DCF Analysis and the Market Approach.

For information purposes in respect of its presentation to the TLG Board and as a further metric considered by Duff & Phelps in applying its judgement to the financial analyses undertaken, Duff & Phelps noted that the TLG public stockholders would, based on the assumed Updated New Electriq Capitalization, own approximately 11.7% of New Electriq (assuming no redemptions). This equates to a value of $75 million to $83 million (prior to any dilutive effects of TLG warrants), compared to the estimated value of the TLG trust account at the closing of the merger of $83.0 million as of March 31, 2023.

The First Updated Opinion was only one of the many factors considered by the TLG Board in its evaluation of the First Amended Business Combination and should not be viewed as determinative of the views of the TLG Board.

Market Approach – Second Updated Opinion

The tables below summarize certain observed historical and projected financial performance and trading multiples of the Selected Publicly Traded Companies as of June 5, 2023.

	19-22 Revenue CAGR*	22-24 Revenue CAGR*	LTM Revenue Growth	2023 Revenue Growth	2024 Revenue Growth
Altus Power, Inc.	39.3%	64.9%	41.8%	70.0%	60.0%
Enphase Energy, Inc.	55.1%	27.6%	71.9%	31.4%	23.9%
Shoals Technologies Group, Inc	31.3%	46.5%	54.5%	52.6%	40.6%
SolarEdge Technologies, Inc.	29.7%	26.9%	53.6%	32.4%	21.6%
Stem, Inc.	174.5%	51.2%	154.4%	67.3%	36.6%
Sunnova Energy International Inc.	61.8%	36.9%	145.6%	48.4%	26.3%
SunPower Corporation	16.8%	15.7%	47.5%	19.4%	12.1%
Sunrun Inc. .	NA	8.1%	36.4%	6.0%	10.2%

Mean	58.4%	34.7%	75.7%	40.9%	28.9%
Median .	39.3%	32.2%	54.0%	40.4%	25.1%

Electriq .	164.5%	156.1%	-38.6%	24.3%	427.8%

CAGR = Compounded Annual Growth Rate

Sources: S&P Capital IQ, SEC Filings, Annual and Interim Reports, Electriq financial statements and Updated Electriq Projections.

	EV / LTM Revenue		EV / 2023 Revenue		EV / 2024 Revenue
Altus Power, Inc.	15.31	x	9.91	x	6.19	x
Enphase Energy, Inc.	9.60	x	8.20	x	6.62	x
Shoals Technologies Group, Inc.	12.81	x	9.34	x	6.65	x
SolarEdge Technologies, Inc.	4.72	x	3.90	x	3.20	x
Stem, Inc.	3.12	x	2.00	x	1.47	x
Sunnova Energy International Inc.	5.97	x	4.72	x	3.73	x
SunPower Corporation	1.13	x	0.99	x	0.89	x
Sunrun Inc.	2.58	x	2.53	x	2.30	x

Mean	6.90	x	5.20	x	3.88	x
Median	5.35	x	4.31	x	3.47	x

EV= Enterprise Value = Market capitalization plus debt, net of cash and equivalents

Sources: S&P Capital IQ, SEC Filings, Annual and Interim Reports

Based on the data shown in the tables above, Duff & Phelps selected a range of valuation multiples to apply to New Electriq’s 2024 revenue in the Second Updated Projections to obtain a range of current enterprise values for New Electriq. Duff & Phelps analyzed 2019 through 2022 revenue growth and the next 2 years revenue growth for the Selected Publicly Traded Companies and compared these metrics to the same metrics for New Electriq, based on the Second Updated Projections. Duff & Phelps used these comparisons and the multiples of enterprise value-to-2023 and 2024 projected revenue for the Selected Publicly Traded Companies to select a multiple range of 3.75x to 4.25x to apply to New Electriq’s 2024 revenue in the Second Updated Projections, resulting in an estimated current enterprise value range for New Electriq. Duff & Phelps selected multiples that, in its judgement, reflected New Electriq’s revenue growth outlook, capital requirements and other characteristics relative to the Selected Publicly Traded Companies.

Duff & Phelps’ Market Approach resulted in an indicated enterprise value range for New Electriq of $393 million to $445 million.

Discounted Cash Flow Analysis – Second Updated Opinion

Duff & Phelps performed a DCF Analysis of the Terminal Value of New Electriq as of 2024. In applying the DCF Analysis, Duff & Phelps relied on the Second Updated Projections. Duff & Phelps estimated the Terminal Value of New Electriq as of 2024 by applying a revenue multiple range to New Electriq’s projected 2024 revenue in the Second Updated Projections. Duff & Phelps discounted the Terminal Values back to the present to obtain a range of the estimated current enterprise value of New Electriq.

Based on the data shown in the tables above under the heading Market Approach, Duff & Phelps selected a revenue multiple range of 6.0x to 6.5x New Electriq’s projected 2024 revenue. Such range of multiples, in the judgement of Duff & Phelps, reflected New Electriq’s size, revenue growth outlook, capital requirements and other characteristics relative to the Selected Publicly Traded Companies.

Duff & Phelps used discount rates ranging from 30.0% to 35.0% to discount the Terminal Values, which is the same discount rate as Duff & Phelps used in the DCF Analysis for the Initial Opinion and for the First Updated Opinion. Duff & Phelps believes that this range of discount rates is consistent with the rate of return that security holders would require on alternative investment opportunities with similar risk profiles, including risks of achieving the projected cash flows based on the Projections.

Based on these assumptions, Duff & Phelps’ DCF Analysis resulted in an indicated enterprise value range for New Electriq of $357 million to $415 million.

Conclusion – Second Updated Opinion

Duff & Phelps estimated the range of enterprise value of New Electriq to be $375 million to $430 million, based on the ranges indicated by the Market Approach and the DCF Analysis. Duff & Phelps further estimated the range of total equity value of New Electriq by adding pro forma cash of $17 million, subtracting the face value of TLG preferred stock of $27 million and subtracting estimated deferred transaction fees of $9 million. After making these adjustments, the estimated total equity value range for New Electriq was $355 million to $411 million.

Duff & Phelps noted in its presentation to the TLG Board that the implied equity value of New Electriq based on the Second Amended Business Combination pursuant to the terms of the Merger Agreement is $356 million. Such implied equity value is within the estimated total equity value range for New Electriq described above.

Duff & Phelps calculated the implied enterprise value of New Electriq by taking the implied equity value of $356 million and adding TLG preferred stock of $27 million, adding estimated deferred transaction fees of $9 million and subtracting cash of $17 million. The resulting implied enterprise value based on such calculations is $376 million, which Duff & Phelps noted was within the range of indicated enterprise values derived from each of the DCF Analysis and the Market Approach.

For information purposes in respect of its presentation to the TLG Board and as a further metric considered by Duff & Phelps in applying its judgement to the financial analyses undertaken, Duff & Phelps noted that the TLG public stockholders would, based on the assumed Updated New Electriq Capitalization, own approximately 0.4% of New Electriq. This equates to a value of $1.4 million to $1.7 million, compared to the estimated value of the TLG trust account at the closing of the merger of $1.5 million.

The Second Updated Opinion was only one of the many factors considered by the TLG Board in its evaluation of the Second Amended Business Combination and should not be viewed as determinative of the views of the TLG Board.

Fees and Expenses

As compensation for Duff & Phelps’ services in connection with the rendering of the November 2022 Opinion to the TLG Board, TLG agreed to pay Duff & Phelps a fee of $500,000. A portion of the fee was payable upon delivery of the Initial Opinion and a portion is payable upon consummation of the Business Combination. No portion of Duff & Phelps’ fee is refundable or contingent upon the conclusion reached in the Opinion. As compensation for Duff & Phelps’ services in connection with the rendering of the March 2023 Opinion to the TLG Board, TLG agreed to pay Duff & Phelps a fee of $125,000. A portion of the fee was payable upon delivery of the First Updated Opinion and a portion is payable upon consummation of the Business Combination. As compensation for Duff & Phelps’ services in connection with the rendering of the Second Updated Opinion to the TLG Board, TLG agreed to pay Duff & Phelps a fee of $25,000, payable upon delivery of the Second Updated Opinion. No portion of Duff & Phelps’ fee is refundable or contingent upon the conclusion reached in the Opinion.

TLG has also agreed to reimburse Duff & Phelps for its reasonable out-of-pocket expenses and reasonable fees and expenses of outside counsel retained by Duff & Phelps in connection with the engagement. TLG has also agreed to indemnify Duff & Phelps for certain liabilities arising out of its engagement.

The terms of the fee arrangements with Duff & Phelps, which TLG believes are customary in transactions of this nature, were negotiated at arm’s length, and the TLG Board is aware of these fee arrangements.

Disclosure of Prior Relationships

Kroll, LLC previously provided valuation services to TLG. For this prior engagement, Kroll, LLC received, or expects to receive, customary fees, expense reimbursement, and indemnification. Other than as noted above, during the two years preceding the date of the Opinion, Duff & Phelps has not had any material relationship with any party to the Business Combination for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated. Duff & Phelps may seek to provide TLG, Electriq, New Electriq and their respective affiliates and equity holders with financial advisory and other services unrelated to the Business Combination in the future, for which services

Duff & Phelps would expect to receive compensation.

The Electriq Board’s Reasons for the Business Combination

In reaching its resolution to approve the transaction with TLG, the Electriq Board considered and evaluated a number of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the Electriq Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The Electriq Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of the Electriq Board’s reasons for approving the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “General Information – Cautionary Note Regarding Forward-Looking Statements” beginning on page 35 of this joint proxy statement/consent solicitation statement/prospectus.

The Electriq Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Merger Agreement and the transactions contemplated thereby, including but not limited to, the following material factors:

•	Access to Capital and Liquidity for Electriq’s Stockholders. Electriq is currently a privately-held company and its shares of common stock are not listed on any stock exchange. Upon consummation of the Business Combination and the other transactions contemplated by the Merger Agreement, the shares of common stock of New Electriq will trade on the NYSE. This will permit New Electriq to potentially access the public capital markets and facilitate the growth of the business. In addition, this will provide Electriq’s current stockholders liquidity, in that the New Electriq common stock they receive in the Business Combination will be publicly traded.

•

Advantages Over a Traditional IPO. The Electriq board of directors considered that the transaction with TLG provided certain advantages over a traditional IPO. In particular, the Electriq board of directors considered that, based on available information at the time, including with respect to the conditions of the IPO market for companies with Electriq’s characteristics, the transaction with TLG was likely to provide for greater speed and certainty of execution, higher proceeds and the potential for less dilution to Electriq’s existing stockholders. In addition, the Electriq board of directors considered TLG’s strong and diverse stockholder base.

•

Benefits of Relationship with TLG. The Electriq board of directors considered the benefits of New Electriq’s relationship with TLG. The Electriq board of directors considered the benefit to New Electriq from this relationship, including management experience, as well as TLG’s access to potential transactional opportunities that could benefit New Electriq.

•

Other Alternatives. It is the belief of the Electriq board of directors that the proposed Merger represents the best potential transaction for Electriq to execute its business plan and create greater value for Electriq’s stockholders.

•

Sponsor Lock-up. In addition, Sponsor has agreed to a lock-up restriction with respect to all of its shares of Class F common stock. See “The Business Combination—Interests of Sponsor and TLG’s Officers and Directors in the Business Combination” beginning on page 270 for a more detailed description of the Sponsor lock-up.

The Electriq board of directors also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

•	Benefits Not Achieved. The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.

•

Impact on IPO Plans and Business Operations. The risks and costs to Electriq if the Business Combination is not completed, including the potentially negative impact on its ability to pursue a traditional IPO and the risk of diverting management focus and resources from Electriq’s business operations.

•

Advantages of a Traditional IPO. The Electriq board of directors considered the fact that in a traditional IPO, Electriq’s stockholders would not be diluted by the New Electriq common stock issued to TLG and other investors. In addition, the Electriq board of directors considered that a traditional IPO is less complex than the transaction with TLG.

•

Stockholder Vote. The risk that TLG’s stockholders may fail to provide the respective votes necessary to effect the Business Combination, including approvals of the Business Combination Proposal and the Charter Proposal.

•	Closing Conditions. The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Electriq’s control.

•

Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•	Fees and Expenses. The fees and expenses associated with completing the Business Combination.

•

Costs of being a Public Company. The Electriq board of directors considered the additional public company expenses and obligations to which Electriq’s business will be subject following the Merger to which it has not previously been subject.

•

Other Risks. Various other risks associated with the Business Combination, the business of TLG and the business of Electriq described under the section entitled “Risk Factors” beginning on page 38 of this joint proxy statement/consent solicitation statement/prospectus.

The Electriq Board considered all these factors as a whole, including discussions with, and questioning of, Electriq’s management, and, overall, concluded that the potential benefits that it expected Electriq and its stockholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the Electriq Board determined that the Merger Agreement and the transactions contemplated thereby, including the Business Combination, were advisable in the best interests of Electriq and its stockholders. The Electriq board recommends that Electriq stockholders adopt the Merger Agreement and approve the Merger Agreement by submitting a written consent.

Unaudited Prospective Financial Information of Electriq

As a private company, Electriq has not, as a matter of course, made public projections as to future performance, revenues, earnings or other results of operations. However, in connection with TLG’s due diligence and consideration of the proposed Business Combination, Electriq management prepared and provided to the Electriq Board, Electriq’s financial advisors, TLG’s financial advisors and the TLG Board certain internal, unaudited prospective financial information in connection with the evaluation of the Business Combination. Electriq management initially prepared unaudited prospective financial information in September 2022 (the “Initial Projections”) based on then available information and their judgment and assumptions regarding the future financial performance of Electriq. In early 2023, due to developments observed since September 2022 and discussed below, Electriq management determined that the Initial Projections no longer represented management’s reasonable view on Electriq’s future financial performance. Following discussions of these developments with Electriq’s board of directors, its financial advisors and TLG, Electriq management reassessed its business plan and reviewed Electriq’s preliminary results for the year ended December 31, 2022. Based on that reassessment and review, Electriq management determined that it was appropriate to update its unaudited prospective financial information and, accordingly, updated its projections in March 2023 (the “First Updated Projections”). In April 2023, based on feedback from potential investors and Electriq’s progress on its business plan discussed below, Electriq management, following discussions of these developments with Electriq’s board of directors, its financial advisors and TLG, began a reassessment of its business plan. Based on that reassessment, Electriq management determined that it was appropriate to update its unaudited prospective financial information and, accordingly, updated its projections in May 2023 (the “Second Updated Projections” and, together with the Initial Projections and the First Updated Projections, the “Projections)). The First Updated Projections provided estimated revenue for the 12-month period from May 1, 2023 to April 30, 2024 of $122.0 million, while the Second Updated Projections project revenues for the year ended December 31, 2023 of $19.9 million and add projected revenue for the year ended December 31, 2024 of $104.8 million. The Initial Projections, the First Updated Projections and the Second Updated Projections are each presented below, but the Second Updated Projections supersede the Initial Projections and the First Updated Projections in all respects.

Developments in connection with Electriq’s contract with the White-Label Provider and in Electriq’s negotiations with a third-party financing source caused Electriq to re-evaluate its ability to achieve the Initial Projections. Specifically, the White-Label Provider provided a notice of termination under its contract with Electriq. Electriq entered into a settlement agreement with the White-Label Provider on May 19, 2023. See “Risk Factors – Risks Related to Electriq’s Business – The majority of our revenues in 2020, 2021 and 2022 were derived from a small number of customers, and one of our customers accounted for greater than 87 percent of our revenue in the year ended December 31, 2022. We expect that the majority of our revenue in 2023 will be derived as a result of a single relationship with a major U.S. clean-energy company in the sustainable community networks program. The loss of, or events affecting, one of our major customers or this relationship with the major U.S. clean-energy company could reduce our sales and have an adverse effect on our business, financial condition and results of operations.” In addition, Electriq’s execution of a financing arrangement for its sustainable community networks strategy in California was delayed until March 2023. See “Risk Factors – Risks

Related to Electriq’s Business – The execution of our growth strategy is dependent upon the continued availability of third party financing arrangements for some of our projects, which is affected by general economic conditions and other factors. We expect to rely on project finance capital to fund the purchase and installation of our solar and energy storage systems in the sustainable community networks market, and that funding may be unavailable or expensive.” The delay in the execution of such financing arrangement has resulted in a delay in the acquisition of customers and the growth of our sustainable community networks strategy in California. This additional delay in acquiring customers for our sustainable community networks strategy in California and feedback from investors caused Electriq to re-evaluate its ability to achieve the First Updated Projections in the near-term. These developments make it more difficult for Electriq to reliably predict the timing of its future revenues and therefore make it unlikely that Electriq would achieve those revenues within the timeframe of the First Updated Projections. Rising inflation may also affect Electriq’s ability to achieve forecasted growth. See “Risk Factors – Significant inflation could adversely affect our business and financial results.”

Electriq management prepared the Projections based on their judgment and assumptions regarding the future financial performance of Electriq at the time each set of Projections was prepared. None of the Projections should be viewed as public guidance. Furthermore, none of the Initial Projections, the First Updated Projections or the Second Updated Projections take into account any circumstances or events occurring after the date on which that set of Projections was prepared, which was September 1, 2022, March 8, 2023 and May 17, 2023, respectively. The Projections were prepared in good faith by Electriq’s management based on their reasonable best estimates and assumptions with respect to the expected future financial performance of Electriq at the time each of the Initial Projections, the First Updated Projections and the Second Updated Projections were prepared and speak only as of that time.

The Projections were not prepared with a view toward public disclosure or with a view toward complying with the published guidelines of the SEC regarding projections, the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information or GAAP. The Projections have not been audited. Neither the independent registered public accounting firms of Electriq nor TLG or any other independent accountants have compiled, examined or performed any procedures with respect to the Projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or their achievability, and TLG’s and Electriq’s independent accounting firms assume no responsibility for, and disclaim any association with, the Projections.

The Initial Projections, the First Updated Projections and the Second Updated Projections were each based on numerous variables and assumptions made by Electriq management at the time each set of Projections was prepared, including general business, economic, market, regulatory and financial conditions, competitive uncertainties and operational assumptions, all of which are inherently uncertain and difficult to predict and many of which are beyond the Electriq’s and TLG’s control, such as assumptions with respect to the consummation of the Business Combination, and the other risks and uncertainties contained in the sections titled “Risk Factors,” “Electriq Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Note Regarding Forward-Looking Statements.” Electriq’s management prepared each set of Projections in good faith based on their reasonable estimates and judgments regarding the expected course of action and the expected future financial performance of Electriq at the time that set of Projections was prepared, assuming the assumptions incorporated in those Projections were themselves realized. Electriq’s management believes that the assumptions used to derive each set of the Projections were both reasonable and supportable at the time that they were prepared, based on information that was available to them at that time. In preparing each set of Projections, Electriq’s management relied on a number of factors, including the executive team’s significant experience and Electriq’s historical performance.

In addition to the foregoing, the Initial Projections were prepared using several assumptions (some of which have changed as a result of subsequent events, as discussed above), including, but not limited to, the following assumptions that the Electriq management team believed to be material at the time the Initial Projections were prepared:

•	assumptions related to the size of the addressable market, including:

•

17% compound annual growth in U.S. residential solar installed capacity from 2021-2023, which is based on data published by Bloomberg New Energy Finance in its 1H 2022 U.S. Clean Energy Market Outlook dated April 4, 2022;

•	21% average battery attachment rates in the first and second quarters of 2022 as disclosed by public industry participants;

•

continued and increased regulatory and industry support for solar energy and energy storage solutions, which are based on the incentives that have been recently enacted by federal and state legislation, including the federal Inflation Reduction Act of 2022;

•	growth in Electriq’s market share and shifts in Electriq’s revenue sources, based on management estimates of 2022 and 2023 performance, including:

•	the acquisition of approximately 2,000 California residents as sustainable community networks program customers, underpinned by agreements with Santa Barbara County and City of Parlier;

•	increased demand from existing sustainable solutions customers, including Barrio Electrico and AccessTAB; and

•	continued delivery of contracted white-label volumes;

•	ability to procure key product components and installation services at comparable prices to those available at the time the Initial Projections were prepared;

•	ability to price products and services at similar gross margins available at the time the Initial Projections were prepared;

•

Electriq has a history of high revenue growth each year, which has been driven by customer acquisition along with existing customer growth, both of which management believes to be effective and scalable;

•

headcount requirements, including headcount for sales and marketing to drive the expected revenue growth from new customer acquisitions as well as corresponding resources to support those new customers;

•	ability to scale monthly production by pursuing product assembly efficiency opportunities identified through time and motion studies;

•

assumptions related to Electriq’s market position vis-à-vis its existing competitors and potential new market entrants, which include Electriq’s differentiated go-to-market strategy and an assessment of product features, reliability, software applications and modular installation which demonstrate Electriq’s differentiated solution;

•	the assumption that no material risks, including those set forth in the section of this joint proxy statement/consent solicitation statement/prospectus entitled “Risk Factors,” are realized; and

•

other general business and market assumptions, which are based on Electriq’s ability to continue to develop and foster strong relationships with its customers and public- and private-sector partners, to benefit from market growth and to continue to develop new solutions and improvements thereto.

The First Updated Projections and the Second Updated Projections were based on the same assumptions and expectations as the Initial Projections described above, except as discussed below.

The Initial Projections prepared in November 2022 included projections for calendar year 2023. In March 2023, Electriq presented First Updated Projections which were prepared in March 2023 and included projections for the period May 1, 2023 through April 30, 2024 (“NTM”). The Second Updated Projections were prepared in May 2023 and include projections for 2023 and 2024.

The following is a summary of the principal changes in Electriq’s material assumptions from the Initial Projections to the First and Second Updated Projections, as prepared by management in March and May of 2023, respectively. Unless otherwise noted, the assumptions from the Initial Projections remain unchanged.

•	Assumptions related to the size of the addressable market, including:

•

15% compound annual growth in U.S. residential solar installed capacity from 2020-2030, which is based on data published by Bloomberg New Energy Finance in its 1H 2022 U.S. Clean Energy Market Outlook dated April 4, 2022.

•

20% average battery attachment rates in 2022 as estimated by Electriq based on information obtained from public industry participants and 21% compound annual growth in battery attachment rates from 2023-2025.

•

Growth in Electriq’s market share and shifts in Electriq’s revenue sources, based on actual performance in 2022 and management’s estimate for performance in 2023 and, for the Second Updated Projections, 2024, including:

•

the acquisition of approximately 450 and 2,600 California homeowners in 2023 and 2024, respectively, and San Luis Obispo for the Second Updated Projections, as compared to 2,200 California homeowners for the NTM period in the First Updated Projections, as sustainable community networks program customers in Santa Barbara and San Luis Obispo, the City of Parlier and surrounding areas, underpinned by agreements with Santa Barbara, San Luis Obispo Climate Coalition and City of Parlier, in conjunction with an agreement executed in March 2023 for project financing with a third party within our sustainable community networks program.

•

shift in demand from existing sustainable solutions customers in 2023 and 2024, including the assumption of delivering approximately 265 and 1,100 systems in 2023 and 2024, respectively, for the Second Updated Projections as compared to approximately 1,900 systems for the NTM period in the First Updated Projections under the MOUs/LOIs with Barrio Electrico and AccessTAB, and approximately 260 and 1,100 systems in 2023 and 2024, respectively, for the Second Updated Projections as compared to approximately 1,035 systems for the NTM period in the First Updated Projections, among existing customers with the New Channel Partner.

•

Given the delay in executing Electriq’s financing arrangement for its sustainable community networks strategy in California, funding under that financing arrangement will begin in June 2023 and will affect revenue projections in 2023 and 2024 for the Second Updated Projections as compared to the Initial Projections and First Updated Projections. The Initial Projections and First Updated Projections assumed revenue from sustainable community networks would commence in December 2022 and May 2023, respectively.

•

Revenue assumptions related to the Sustainable Community Networks program have changed over time from our Initial Projections, to our First Updated Projections, to our Second Updated Projections, including an assumption in each projection of unit pricing of $40,000 per unit, $37,000 per unit, and $28,000 per unit, respectively. Our revenue projections in Sustainable Community Networks program for the projection period in each of the respective projections were $89 million for calendar year 2023 in the Initial Projections, $83 million for NTM in the First Updated Projections and $12 million and $72 million for calendar year 2023 and 2024, respectively, in the Second Updated Projections. The reduction in per unit pricing was primarily driven by information received in the field and from experience from installations, resulting in lower estimated system sizes.

•	In our sustainable solutions sales channel, unit pricing for our Initial Projections, First Updated Projections and Second Updated Projections assumed $11,000 per unit, $13,000 per unit and $15,000 per unit, respectively. Our revenue projections from sustainable solutions for each projection period were $29 million for calendar year 2023 in the Initial Projections, $38 million for NTM in the First Updated Projections and $8 million and $33 million for calendar year 2023 and 2024, respectively, in the Second Updated Projections. This change was driven by revised estimates of our sustainable solution partners’ time and effort in delivering programmatic scaling of marketing, installation and customer education and awareness, resulting in lower unit volumes sold, offset by higher per unit prices.

•

Based on the White-Label Provider’ s notice of its intent to terminate its contract with Electriq and our subsequent settlement agreement with the White-Label Provider, Electriq does not expect to generate any revenue in 2023 or thereafter from that customer relationship. Our Initial Projections included approximately $14 million in revenue from this customer in 2023 which is reflected as $0 over the same period in our First Updated Projections and our Second Updated Projections.

•

A change in revenue mix, solar and battery system size in sustainable community networks installations and volume of projected units sold in each of our business segments, resulting in a lower gross profit in our Second Updated Projections of $2.5 million for 2023 and of $24.8 million for 2024 as compared to $33.8 million for the NTM period in the First Updated Projection and $35.8 million for 2023 in our Initial Projections.

•

Lower overall personnel expenses in 2023 in the Second Updated Projections as compared to the Initial Projections of approximately $1.4 million and higher overall personnel expenses in 2024 of approximately $3.8 million in the Second Updated Projections as a result of growth assumptions in headcount and annual market-based salary increases for our staff. Personnel expenses for the First Updated Projections were in line with the Initial Projections as we maintained a consistent growth in headcount.

•

Lower overall public company expenses in 2023 in the Second Updated Projections ($1.5 million) as compared to the Initial Projections ($2.1 million), primarily as a result of the assumption in the Initial Projections that Electriq would complete the Transaction earlier in 2023 than has been assumed in the Second Updated Projections. The Second Updated Projections assume $3.6 million in public company expenses in 2024, a year-over-year increase from 2023 to 2024 of $2.1 million, primarily due to a full year of public company expenditures. For the NTM period in the First Updated Projections, public company expenses totaled $3.6 million, in line with our estimate for 2024 in the Second Updated Projections.

•

Lower sales and marketing expenses in 2023 in the Second Updated Projections of $7.9 million compared to the Initial Projections of $8.2 million and higher total sales and marketing expenses in 2024 of $15.1 million related to an increase in program marketing as Electriq scales the sustainable community networks business segment. Sales and marketing expenses for the NTM period in the First Updated Projections totaled $8.2 million, which reflects sustainable community networks commencing May 2023 and scaling thereafter.

Changes in any of these assumptions, in addition to the other factors discussed above, could cause our Second Updated Projections not to be achieved.

As a result of these factors, as compared to the Initial Projections, Electriq has decreased revenue in the Second Updated Projections for calendar year 2023 by $113.6 million, operating income by $31.5 million, and Adjusted EBITDA by $31.4 million. Further, in the Second Updated Projections, Electriq has decreased 2024 revenue by $17.2 million compared to the amount of revenue during the NTM in the First Updated Projections, and decreased operating income for 2024 by $16.0 million compared to NTM operating income in the First Updated Projections.

Consequently, Electriq’s projected Adjusted EBITDA decreased by $16.0 million for 2024 compared to Adjusted EBITDA during the NTM in the First Updated Projections and decreased by $31.4 million for 2023 when comparing the Second Updated Projections to the Initial Projections. As a result, revenue for 2023 and 2024 in the Second Updated Projections is $19.9 million and $104.8 million, respectively, operating income is $(25.6) million and $(16.0) million, respectively, and Adjusted EBITDA is $(25.4) million and $(15.7) million, respectively.

While none of the Projections are in line with Electriq’s historic operating trends, Electriq’s management believes the Second Updated Projections are appropriate in light of Electriq’s strategic plan, which, if executed, will allow Electriq to generate revenue and grow its business from new and diversified sources, including through entering into a broader array of programmatic agreements with renewable project developers or homebuilders focused on deploying energy storage systems in geographic concentrations, as well through Electriq’s planned expansion in sustainable community networks. Electriq believes that the projected growth in these areas is reasonable in light of its efforts to develop these distribution channels and its success to date in deploying systems in these markets.

While presented with numerical specificity, each of the Projections are forward-looking and reflect numerous estimates and assumptions with respect to future industry performance under various industry scenarios with respect to matters specific to the businesses of Electriq, as well as with respect to general business, economic, regulatory, market and financial conditions and other future events, all of which are inherently uncertain and difficult to predict and many of which are beyond the preparing parties’ control including, among other things, the matters described in the sections entitled ”Cautionary Note Regarding Forward-Looking Statements,” “Electriq’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors.” If demand for Electriq’s products does not grow at the rate that Electriq has forecasted due to the development of new or competing technologies, changes in the market for energy storage systems, entry into the market of new competitors or expansion of the business of existing competitors, inability to obtain necessary installation resources, rising interest rates and/or failure of Electriq to execute its strategic plan effectively, the growth in Electriq’s business that is incorporated into the Second Updated Projections may not materialize and Electriq’s future financial performance may not meet its forecasts.

The Projections are subjective in many respects and therefore susceptible to varying interpretations and the need for periodic revision based on actual experience and business developments. As a result, there can be no assurance that the Second Updated Projections will be realized or that actual results will not be materially higher or lower than estimated. Electriq has not warranted the accuracy, reliability, appropriateness or completeness of any of the Projections to anyone, including TLG. Neither Electriq’s management nor any of its representatives have made or makes any representations to any person regarding the ultimate performance of Electriq relative to the Projections. The Projections are not fact. The Projections are not a guarantee of actual future performance. The future financial results of Electriq or New Electriq may differ materially from those expressed in the Projections due to factors beyond Electriq’ s ability to control or predict. The inclusion of the Projections should not be regarded as an indication that Electriq or any other recipient of this information considered – or now considers – it to be predictive of actual future results.

The Projections are not included in this joint proxy statement/consent solicitation statement/prospectus in order to induce any TLG stockholder to vote in favor of any of the Proposals at the Special Meeting.

We encourage you to review Electriq’s financial statements included in this joint proxy statement/consent solicitation statement/prospectus as well as the sections entitled “Selected Historical Financial Information of Electriq” and “Unaudited Pro Forma Condensed Combined Financial Information” in this joint proxy statement/ consent solicitation statement/prospectus and to not rely on any single financial measure.

NEITHER TLG, ELECTRIQ NOR ANY OF THEIR RESPECTIVE AFFILIATES INTENDS TO, AND, EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAW, EACH OF THEM EXPRESSLY DISCLAIMS ANY OBLIGATION TO, UPDATE, REVISE OR CORRECT THE PROJECTIONS TO

REFLECT CIRCUMSTANCES EXISTING OR ARISING AFTER THE DATE SUCH PROJECTIONS WERE GENERATED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE SHOWN TO BE IN ERROR OR ANY OF THE PROJECTIONS OTHERWISE WOULD NOT BE REALIZED. READERS OF THIS JOINT PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE PROJECTIONS. NEW ELECTRIQ WILL NOT REFER BACK TO THE PROJECTIONS IN ITS FUTURE PERIODIC REPORTS FILED UNDER THE EXCHANGE ACT. The Projections summarized below were not prepared in accordance with GAAP. Electriq’s calculation of non-GAAP financial measures may differ from others in the industry and are not necessarily comparable with similar titles used by other companies. The non-GAAP financial measures were relied upon by the TLG Board in connection with its consideration of the Business Combination. Financial measures provided to a financial advisor in connection with a business combination transaction are excluded from the definition of non-GAAP financial measures and therefore are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not relied upon by the TLG Board in connection with its consideration of the proposed Business Combination. Accordingly, we have not provided a reconciliation of the financial measures.

Initial and First Updated Projections

The estimated 2022 information contained in the Initial Projections as set forth in the table below is superseded in its entirety by the actual 2022 results contained elsewhere in this joint proxy statement/consent solicitation statement/prospectus.

($ in millions)	2022 (Initial Projections Estimate)	2023 (Initial Projections	NTM (First Updated Projections
Total Revenues	$21.4	$133.5	$122.0
Gross Profits	$2.4	$35.8	$33.8
Income/Loss from Operations	$(15.1)	$5.9	$0.1
Net Income/Loss (1)	$(44.0)	$5.0	$(1.4)
Adjusted EBITDA (2)	$(14.5)	$6.0	$0.3

(l)	Excludes net change in the fair value of derivatives, non-cash equity-based compensation expense and transaction costs.
(2)

Electriq defines Adjusted EBITDA as net income (loss) plus interest expense, income tax expense (benefit), depreciation and amortization, net change in the fair value of derivatives, non-cash equity-based compensation expense and transaction costs. See the section of this joint proxy statement/consent solicitation statement/ prospectus entitled “ Electriq’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a reconciliation of Adjusted EBITDA to net income (loss) for 2022.

Second Updated Projections

($ in millions)	2023	2024
Total Revenues	$19.9	$104.8
Gross Profits	$2.5	$24.8
Income/Loss from Operations	$(25.6)	$(16.0)
Net Income/Loss (1)	$(16.9)	$(16.1)
Adjusted EBITDA (2)	$(25.4)	$(15.7)

(1)	Excludes net change in the fair value of derivatives, non-cash equity-based compensation expense and transaction costs.

(2)	See footnote (2) above under “-Initial and First Updated Projections” for a definition of Adjusted EBITDA.

In 2022, Electriq generated total revenue of $16.0 million, gross profits of $0.4 million, loss from operations of $18.5 million, net loss of $52.3 million and Adjusted EBITDA of negative $16.1 million. The results included a reserve for inventory obsolescence and slow-moving items of $1.0 million, primarily due to a one-time reserve for enclosures that we procured for the White-Label Provider, reflecting the White-Label Provider’s notice of its intent to terminate its contract with Electriq and Electriq’s entry into a settlement agreement, including a mutual release, with the White-Label Provider on May 19, 2023. Electriq has not generated and does not expect to generate any revenue in 2023 or thereafter from the contract with the White-Label Provider. Please see “ Electriq’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further information, including a comparative discussion of Electriq’ s annual results of operations.

Satisfaction of the 80% Test

The rules of NYSE require that TLG’s initial business combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for the payment of taxes and excluding the amount of any deferred underwriting discount held in trust) at the time of TLG’s signing a definitive agreement in connection with its initial business combination. TLG Board determined that this test was met in connection with the proposed Business Combination.

Interests of Sponsor and TLG’s Directors and Officers in the Business Combination

In considering the recommendation of the TLG Board to vote in favor of approval of the Proposals, stockholders should keep in mind that Sponsor and TLG’s directors and officers have interests in such Proposals that are different from or in addition to (and which may conflict with) those of TLG stockholders generally, including the fact that Sponsor and TLG’s directors and certain officers and their respective affiliates may experience a positive rate of return on their investment, even if TLG public stockholders experience a negative rate of return on their investment, due to having purchased the shares of Class F common stock for approximately $0.003 per share. Stockholders should take these interests into account in deciding whether to approve the Proposals presented at the Special Meeting, including the Business Combination Proposal. These interests include, among other things:

•

If the Business Combination with Electriq or another initial business combination is not consummated within the Completion Window, TLG will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining stockholders and the TLG Board, dissolving and liquidating. In such event, the 4,860,869 shares of Class F common stock held by Sponsor and its affiliate and the 115,943 shares of Class F common stock held by TLG’s independent directors, would be worthless because Sponsor and independent directors are not entitled to participate in any redemption or distribution from the Trust Account with respect to such shares. The shares of Class F common stock held by Sponsor had an aggregate market value of $                , and the shares of Class F common stock held by TLG’s independent directors had an aggregate market value of $                , in each case based upon the closing price of $                per share of Class A common stock on the NYSE on                , 2023, the most recent practicable date prior to the date of this joint proxy statement/consent solicitation statement/prospectus. Pursuant to the Sponsor Agreement, the Sponsor has agreed to relinquish and cancel, for no consideration, 3,270,652 shares of Class F common stock, subject to the Closing.

•

Sponsor purchased an aggregate of 4,666,667 Private Placement Warrants from TLG for an aggregate purchase price of $7.0 million (or $1.50 per warrant). This purchase took place on a private placement basis simultaneously with the consummation of the TLG IPO. A portion of the proceeds from the sale of the Private Placement Warrants to Sponsor was deposited in the Trust Account. The Private Placement Warrants had an aggregate market value of $                based upon the closing price of

$                per Public Warrant on the NYSE on                , 2023, the most recent practicable date prior to the date of this joint proxy statement/consent solicitation statement/prospectus. The Private Placement Warrants will become worthless if TLG does not consummate a business combination within the Completion Window because Sponsor is not entitled to participate in any redemption or distribution from the Trust Account. Pursuant to the Sponsor Agreement, the Sponsor has agreed to relinquish and cancel, for no consideration, its 4,666,667 Private Placement Warrants, subject to the Closing.

•

On December 23, 2022, Electriq entered into an amended and restated securities purchase agreement with Mr. Lawrie, which was amended on March 22, 2023, pursuant to which Mr. Lawrie agreed to purchase secured convertible promissory notes from Electriq (the “Lawrie Notes”) in an amount of up to $8.5 million. The initial $5.0 million funding under the amended and restated securities purchase agreement was completed on December 23, 2022 and the remaining $3.5 million funding occurred on March 30, 2023.

The Lawrie Notes bear interest at a simple rate of 14% per annum, payable quarterly in cash. The Lawrie Notes are payable in full 24 months following the issuance of each Lawrie Note. The Lawrie Notes are senior to all current and future indebtedness of Electriq, except that they are pari passu to certain Electriq stockholder debt.

Mr. Lawrie has agreed to convert the Lawrie Notes into 1,062,500 shares of TLG common stock and 425,000 shares of TLG preferred stock at the Closing pursuant to the Lawrie Notes Conversion. To the extent that the Lawrie Notes are not converted at Closing, Mr. Lawrie will have the right but not the obligation to convert the outstanding principal and unpaid accrued interest under the Lawrie Notes into equity of Electriq or its successor in the event of (i) a future issuance of equity securities for the purpose of raising capital of at least $20.0 million; (ii) an acquisition of Electriq or its successor, whether by asset purchase, merger or share purchase (an “Acquisition Transaction”); (iii) certain capital markets transactions, including IPO, direct listing, or SPAC-related transaction (a “Capital Markets Transaction”); or (iv) upon maturity if the Lawrie Note remains outstanding. Other than at maturity, the conversion price is 95% of the relevant consideration per share. With respect to conversion at maturity, the price per share is to be obtained by dividing $275.0 million by the number of outstanding shares of common stock of Electriq. Mr. Lawrie will be entitled to demand prepayment in cash in connection with any Capital Markets Transaction. If Mr. Lawrie does not convert in connection with an Acquisition Transaction (other than the Merger), Electriq is required to pay Mr. Lawrie two times the outstanding principal amount in cash. The Lawrie Notes have events of default that are customary for similar instruments. TLG has agreed to pay the expenses incurred in connection with entering into the Lawrie Notes.

•

Pursuant to the Pre-Closing Financings, Mr. Lawrie has agreed to purchase $10.0 million of Electriq common stock and Electriq cumulative preferred stock. Upon conversion in the Merger, the shares of Electriq common stock and Electriq cumulative preferred stock received in the Pre-Closing Financings will convert into shares of TLG common stock and share of TLG preferred stock, respectively.

•

Pursuant to the Closing Financings, Mr. Lawrie has agreed to purchase an aggregate of 500,000 shares of TLG common stock for $5.0 million at the closing of the Merger. In connection with such purchase, Mr. Lawrie will receive, as an incentive for his investment, 250,000 shares of TLG preferred stock at closing of the Merger.

•

Pursuant to the Post-Closing Lawrie Investment, Mr. Lawrie has agreed to purchase up to 300,000 shares of TLG common stock at $10.00 per share for up to $3.0 million. In connection with the purchase, Mr. Lawrie will receive up to 150,000 shares of TLG preferred stock as an incentive. The Post-Closing Lawrie Investment is only required to be funded 90 days after closing of the Merger to the extent the total funded in the Pre-Closing Financings, the Closing Financings, any amounts remaining in the trust account at closing of the Merger and any additional amounts raised by TLG from any other sources is less than $28.0 million in the aggregate.

•

It is expected that Mr. Lawrie and Ms. Oke will continue as members of the board of directors after the closing of the Business Combination. Mr. Lawrie and Ms. Oke may receive cash fees, stock options or stock rewards that the board of directors determines to pay its nonexecutive directors after the closing of the Business Combination. In addition, Sponsor is expected to enter into a stockholders’ agreement, pursuant to which it will be entitled to nominate one director until the date upon which Sponsor’s and its affiliates’ aggregate ownership interest of the issued and outstanding common stock of New Electriq decreases to one-half of their aggregate initial ownership interest. See “Other Agreements—Stockholders’ Agreements.”

•

Sponsor or an affiliate of Sponsor or certain of TLG’s directors and officers may, but are not obligated to, loan TLG funds as may be required to consummate the Business Combination (“Working Capital Loans”). Upon consummation of the Business Combination, TLG would repay the Working Capital Loans out of the proceeds of the Trust Account released to TLG. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that the Business Combination does not close, TLG may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. TLG has drawn approximately $5.0 million under such Working Capital Loans as of March 31, 2023. Sponsor and TLG executed a non-interest-bearing promissory note in May 2021, providing TLG the ability to borrow up to $2,000,000 (the “Original Note”). In March 2022, Sponsor and TLG amended and restated the Original Note, providing the Company the ability to borrow up to $5,000,000 (the “A&R Note”). In September 2022, Sponsor and TLG amended and restated the A&R Note, providing TLG the ability to borrow up to $8,000,000 (the “Second A&R Note”). In June 2023, Sponsor and TLG amended and restated the Second A&R Note, providing TLG the ability to borrow up to $10,000,000. Sponsor has agreed to convert all borrowings under the Working Capital Loans into (i) an amount of shares of TLG common stock equal to the quotient of (a) the Working Capital Loan amount less $1,500,000 divided by (b) $10.00, plus (ii) an amount of shares of TLG preferred stock equal to (x) the Working Capital Loan amount less $1,500,000 divided by (y) $20.00, pursuant to the Sponsor Agreement. In addition, an amount equal to $1,500,000 of the Working Capital Loans will be converted at the Closing into 1,000,000 Private Placement Warrants.

•

Sponsor has agreed that it will be liable to TLG if and to the extent any claims by a third party (other than TLG’s independent registered public accounting firm) for services rendered or products sold to TLG, or a prospective target business with which TLG has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay TLG’s taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under TLG’s indemnity of the underwriters of the TLG IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, Sponsor will not be responsible to the extent of any liability for such third-party claims. If TLG consummates the Business Combination, on the other hand, New Electriq will be liable for all such claims.

•

TLG’s directors and officers, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on TLG’s behalf, such as identifying and investigating possible business targets and business combinations. However, if TLG fails to consummate an initial business combination within the Completion Window, they will not have any claim against the Trust Account for reimbursement. Accordingly, TLG may not be able to reimburse these expenses if the Business Combination or another business combination is not consummated within the Completion Window.

•	Completion of the proposed Business Combination may enhance Sponsor’s business reputation and better position it in connection with future business opportunities, including as it relates to raising future funds, accessing relationships with high-quality limited partners and strategic partners, developing other commercial relationships with other strategic partners and other firms in Electriq’s industry, accessing investment opportunities for funds and sponsoring any future special purpose acquisition companies like TLG.

•

Sponsor has agreed to the following lock-up restriction with respect to all of its shares of Class F common stock (and the shares of Class A common stock into which such shares of Class F common stock are converted at the closing of the Merger). With respect to all of the Retained Sponsor Shares, Sponsor will not transfer such shares until the earliest to occur of (x) the one-year anniversary of the Closing, or (y) the date after the Closing on which TLG completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of TLG stockholders having the right to exchange their equity holdings in New Electriq for cash, securities or other property; provided that (i) 10% of such Retained Sponsor Shares will be released at such time as the closing volume weighted average price of a share of the Class A common stock equals or exceeds $12.50 for any 20 trading days within any 30-day trading period and (ii) an additional 10% of such Retained Sponsor Shares will be released at such time as the closing volume weighted average price of a share of the Class A common stock equals or exceeds $15.00 for any 20 trading days within any 30-day trading period.

•

The current directors and officers of TLG agreed to the following lock-up restriction with respect to all of their shares of Class F common stock (and the shares of Class A common stock into which such shares of Class F common stock are converted at the closing of the Merger): such directors and officers not transfer such shares until the earliest to occur of (x) the one-year anniversary of the Closing, or (y) the date after the Closing on which TLG completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of TLG stockholders having the right to exchange their equity holdings in New Electriq for cash, securities or other property; provided that (i) 10% of such Retained Sponsor Shares will be released at such time as the closing volume weighted average price of a share of the Class A common stock equals or exceeds $12.50 for any 20 trading days within any 30-day trading period and (ii) an additional 10% of such Retained Sponsor Shares will be released at such time as the closing volume weighted average price of a share of the Class A common stock equals or exceeds $15.00 for any 20 trading days within any 30-day trading period.

•

TLG’s Existing Charter provides that TLG renounces its interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of the company and such opportunity is one TLG is legally and contractually permitted to undertake and would otherwise be reasonable for TLG to pursue. Sponsor (including its representatives and affiliates) and TLG’s directors and officers, are, or may in the future become, affiliated with entities that are engaged in a similar business to TLG. Sponsor and TLG’s directors and officers are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to TLG completing its initial business combination. TLG’s directors and officers also may become aware of business opportunities which may be appropriate for presentation to TLG, and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, if any of the officers or directors become aware of a business combination opportunity which is suitable for any of the other entities to which he has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, and only present it to us if such entity rejects the opportunity. TLG believes that there were no such corporate opportunities that were not presented as a result of these provisions in the TLG Existing Charter or the existing fiduciary or contractual obligations of its officers and directors to other entities.

•

In connection with Mr. Lawrie’s personal commitments in the Financing Transactions, Electriq agreed that if the Merger is not consummated Mr. Lawrie will have a right of first refusal to participate if Electriq pursues an initial public offering, whether through a transaction with a special purpose acquisition company or otherwise. Mr. Lawrie is permitted to assign such rights to any of his affiliates. Mr. Lawrie’s right of first refusal expires on June 8, 2028.

•

Pursuant to the Registration Rights Agreement, Sponsor and its affiliates will have customary registration rights, including demand and piggyback rights, subject to cooperation and cut-back provisions with respect to the shares of TLG common stock and Private Placement Warrants held by such parties following the consummation of the Business Combination.

•	The continued indemnification of current directors and officers and the continuation of directors’ and officers’ liability insurance.

Interests of Electriq’s Directors and Executive Officers in the Business Combination

In considering the approval, and recommendation of stockholder approval, by the Electriq board of directors with respect to the Merger Agreement, Electriq stockholders should keep in mind that Electriq’s directors and officers have interests in the Merger Agreement that are different from or in addition to (and which may conflict with) those of Electriq stockholders. The Electriq Board was aware of such interests during its deliberations on the merits of the Business Combination. These interests include, among other things:

•

(i) certain members of the Electriq Board and Electriq executive officers will be awarded equity awards under the Equity Incentive Plan, (ii) certain members of the Electriq Board are expected to serve as members of the New Electriq Board, (iii) certain of Electriq’s executive officers will enter into employment agreements with New Electriq in connection with the Business Combination, and (iv) certain members of the Electriq Board and executive officers hold equity interests in Electriq, which will be converted into the right to receive equity interests in New Electriq in connection with the Business Combination. Namely, based on the beneficial ownership of Electriq common stock as of October 31, 2022, prior to the Business Combination, Electriq’s controlling stockholder, Greensoil independent board member Neha Palmer and Chief Executive Officer Frank Magnotti collectively beneficially owned approximately 51.9% of Electriq voting stock and, upon the completion of the Business Combination, Greensoil independent board member Neha Palmer and Chief Executive Officer Frank Magnotti collectively will hold approximately 18.6% of our outstanding voting stock (assuming no redemptions of TLG’s common stock in connection with the Business Combination).

•

As part of the $17.0 million Pre-Closing Financings, Minett Capital Inc., an entity majority owned by Alan Greenberg, a director of Electriq, purchased shares of Electriq common stock for a total purchase price of $1.5 million and received additional shares of Electriq common stock and Electriq cumulative preferred stock as an incentive, and funds managed by Greensoil purchased shares of Electriq common stock for a total purchase price of $1.0 million and received additional shares of Electriq common stock and Electriq cumulative preferred stock as an incentive. In addition, as part of the $10.1 million Pre-Closing Loan Conversion, Minett EQ, an entity majority owned by Mr. Greenberg, converted an aggregate of approximately $1.55 million of Electriq notes and accrued interest into shares of Electriq common stock and received additional shares of Electriq common stock and Electriq cumulative preferred stock as an incentive. Upon Closing of the Business Combination, the shares of Electriq common stock and Electriq cumulative preferred stock issued in connection with the Pre-Closing Financings and Pre-Closing Loan Conversion will convert into shares of New Electriq common stock and New Electriq preferred stock, respectively, in an amount equal to one (1) multiplied by the Exchange Ratio.

•	Three of Electriq’s directors are associated with GBIFLP (as defined below). Upon consummation of the Business Combination, the GBIFLP SAFEs will be converted into equity.

•

The anticipated election of Frank Magnotti, CEO of Electriq, Gideon Soesman and Neha Palmer as directors of New Electriq after the consummation of the Business Combination. As such, in the future, such directors will receive any cash fees, stock options or stock awards that the New Electriq Board determines to pay to such directors.

•

The following individuals who are currently executive officers of Electriq are expected to become executive officers of New Electriq upon the closing of the Business Combination, serving in the offices set forth opposite their names below:

Name	Position
Executive Officers:
Frank Magnotti	Chief Executive Officer
Jim Van Hoof	Chief Operating Officer and General Counsel
Petrina Thomson	Chief Financial Officer
Jan Klube	Chief Technology Officer

REGULATORY APPROVALS REQUIRED FOR THE BUSINESS COMBINATION

Completion of the Business Combination is subject to approval under the HSR Act. Each of Electriq and TLG has agreed to use their respective reasonable best efforts to take all actions to consummate and make effective the transactions contemplated by the Merger Agreement in the most expeditious manner practicable and to obtain all actions, waivers, consents, approvals, orders and authorizations necessary to be obtained from any third party or any governmental entity in order to complete the transactions contemplated by the Merger Agreement.

HSR Act

Under the HSR Act and related rules, the transactions may not be completed until notifications have been filed with and certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and all statutory waiting period requirements have been satisfied. The parties submitted their respective HSR Act notifications on December 12, 2022, and the waiting period under the HSR Act with respect to the transaction expired at 11:59 p.m., Eastern Time, on January 11, 2023.

At any time before or after the completion of the Business Combination, the Antitrust Division, the FTC or foreign antitrust authorities could take action under the U.S. or foreign antitrust laws, including seeking to prevent the Business Combination, to rescind the Business Combination or to clear the Business Combination subject to the divestiture of assets of TLG or Electriq or subject to other remedies. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest including without limitation seeking to enjoin the completion of the transactions or permitting completion subject to the divestiture of assets of TLG or Electriq or other remedies. Private parties may also seek to take legal action under the antitrust laws under some circumstances. There can be no assurance that a challenge to the transactions on antitrust grounds will not be made or, if such challenge is made, that it would not be successful.

There can be no assurances that the regulatory approvals discussed above will be received on a timely basis, or as to the ability of TLG and Electriq to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals.

Other Approvals

None of Electriq or TLG are aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

ANTICIPATED ACCOUNTING TREATMENT

Under both the no redemption and maximum redemption scenarios, the Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Electriq has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances: (i) Electriq’s stockholders will have majority of the voting power under both the no redemption and maximum redemption scenarios; (ii) Electriq will appoint the majority of the board of directors of New Electriq; (iii) Electriq’s existing management will comprise the management of New Electriq; (iv) Electriq will comprise the ongoing operations of New Electriq; (v) Electriq is the larger entity based on historical revenues and business operations; and (vi) New Electriq will assume Electriq’s name.

Under this method of accounting, TLG will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Electriq issuing stock for the net assets of TLG, accompanied by a recapitalization. The net assets of TLG will be stated at historical cost, with no goodwill or other intangible assets recorded.

PUBLIC TRADING MARKETS

TLG’s Units and Class A common stock are listed on the NYSE under the symbols “TLGA.U” and “TLGA,” respectively. Following the Business Combination, New Electriq common stock (including common stock issuable in the Business Combination) is expected to be listed on the NYSE under the symbol “ELIQ.” On November 4, 2022, the NYSE suspended trading in the Public Warrants based on “abnormally low” price levels, pursuant to Section 802.01D of the NYSE Listed Company Manual. The NYSE delisted the Public Warrants and filed a notification of removal from listing on November 21, 2022. TLG cannot assure you that New Electriq warrants will be listed on the NYSE. TLG’s Units will no longer exist and will be delisted and deregistered following the Business Combination.

THE MERGER AGREEMENT

This section describes the material terms of the Merger Agreement. The description in this section and elsewhere in this joint proxy statement/consent solicitation statement/prospectus is qualified in its entirety by reference to the complete text of the Merger Agreement, the First Amendment to Merger Agreement, the Second Amendment to Merger Agreement and Third Amendment to Merger Agreement, which are attached to this joint proxy statement/consent solicitation statement/prospectus as Annex A, Annex A-1, Annex A-2 and Annex A-3, respectively, and are incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. You are encouraged to read the Merger Agreement carefully and in its entirety. This section is not intended to provide you with any factual information about TLG or Electriq. Such information can be found elsewhere in this joint proxy statement/consent solicitation statement/prospectus. In this section, “we,” “us,” and “our” refer to TLG prior to the Business Combination and to New Electriq following the Business Combination.

Effects of the Business Combination

As a result of the Business Combination, Merger Sub will merge with and into Electriq, with Electriq surviving the Merger and the Business Combination as a wholly-owned subsidiary of TLG. The Proposed Charter set forth as Annex B to this joint proxy statement/consent solicitation statement/prospectus will be the charter of New Electriq. The parties will take all actions necessary so that the bylaws of New Electriq will be amended and restated to be as set forth as Annex C to this joint proxy statement/consent solicitation statement/prospectus.

Merger Consideration

As part of the Merger, Electriq equityholders will receive merger consideration consisting of 27,500,000 shares of TLG common stock at an assumed value of $10.00 per share, plus (i) 3,391,250 additional shares of TLG common stock, being equal to the quotient obtained by dividing (x) the amount of equity raised by Electriq in the Private Capital Raise, whether in cash or by the conversion of indebtedness of Electriq into equity of Electriq, by (y) $8.00 and (ii) 1,356,500 shares of TLG preferred stock, being equal to the number of shares of Electriq cumulative preferred stock outstanding immediately prior to Closing multiplied by the Exchange Ratio. The TLG preferred stock will have a cumulative dividend, payable in kind, of 15% per share, plus any accrued and unpaid dividends on each such share, and will be subject to mandatory redemption on the third anniversary of the original issue date of such shares, payable either in cash or in TLG common stock, at the option of the holder. As part of the merger consideration, holders of Electriq’s warrants and options not exercised prior to the Merger will receive replacement warrants and options, respectively, to purchase shares of TLG Class A common stock based on the value of the merger consideration per share of Electriq common stock. In addition, holders of Electriq cumulative preferred stock prior to the Merger will receive a number of shares of TLG cumulative preferred stock equal to one (1) multiplied by the Exchange Ratio. In January 2023, Sponsor relinquished for no consideration 5,000,000 shares of Class F common stock in connection with the Extension, which shares of Class F common stock were cancelled. Sponsor has agreed to relinquish and cancel, for no consideration, 3,270,652 shares of Class F common stock and 4,666,667 Private Placement Warrants at the Closing. Mr. Lawrie has agreed to convert the Lawrie Notes in the aggregate amount of $8.5 million into 1,062,500 shares of TLG common stock and 425,000 shares of TLG preferred stock, subject to the Closing. See “Business Combination—Merger Consideration; Conversion of Shares” beginning on page 228 for a more complete description of the treatment of each security of Electriq in connection with the Merger.

Each Financing Person that enters into a subscription agreement to purchase shares of TLG common stock at $10.00 per share or a non-redemption agreement will receive, at the closing of the Merger, for each two (2) shares of TLG common stock purchased or not redeemed, respectively, one (1) share of TLG cumulative preferred stock. Please see the section entitled “Risk Factors—Risks Related to TLG and the Business

Combination—Securities of companies formed through SPAC mergers such as the Business Combination may experience a material decline in price relative to the share price of the SPAC prior to the Merger and the $10.00 per share value attributed to such shares in calculating the merger consideration.”

Fractional Shares; Rounding of Cents

No fractional shares of Class A common stock will be issued by virtue of the Merger and the Business Combination. Each person who would otherwise be entitled to a fraction of a share of Class A common stock (after aggregating all fractional shares of Class A common stock that otherwise would be received by such holder) will instead have issued to such person (i) one share of Class A common stock if the fractional share of Class A common stock such person would otherwise be entitled to is equal to or exceeds 0.50; or (ii) no shares of Class A common stock if the fractional share of Class A common stock such person would otherwise be entitled to is less than 0.50. Each person who would otherwise be entitled to a fraction of a cent (after aggregating all fractional cents that otherwise would be received by such holder) will instead have such fraction rounded down to the nearest whole cent.

Ownership Allocation

In connection with the Merger Agreement, Electriq has prepared and delivered to TLG a statement setting forth (i) the mailing addresses and email addresses for each Electriq securityholder, (ii) the number of shares of Electriq Class A common stock, Electriq warrants, and/or Electriq stock options held by each Electriq securityholder, (iii) the number of shares of TLG Class A common stock and TLG preferred stock allocated to each Electriq stockholder, (iv) with respect to each holder of Electriq stock options, the number of shares of TLG Class A common stock subject to, and the exercise price per share of Class A common stock of, each substitute option, (v) with respect to each holder of Electriq warrants, the number of shares of TLG Class A common stock subject to, and the exercise price per share of TLG Class A common stock of, each substitute warrant, and (vi) with respect to the Lawrie Notes, the number of shares of TLG Class A common stock and TLG cumulative preferred stock allocated in connection with the conversion of the Lawrie Note (the “Ownership Allocation”). At least four (4) business days prior to the anticipated date of the Closing, TLG will deliver a calculation of the amount of Retained Sponsor Shares. At least three (3) business days prior to the anticipated date of the Closing, Electriq will update and deliver an updated Ownership Allocation and TLG will be entitled to conclusively rely on the information in the Ownership Allocation (as updated prior to the Closing).

Closing and Effective Time of the Business Combination

The Closing of the Business Combination will take place remotely at a time and date to be specified in writing by the parties to the Merger Agreement, no later than the second business day following the satisfaction or waiver of each of the conditions to Closing (other than those conditions which can be satisfied only at the Closing, but subject to the satisfaction or waiver of such conditions at Closing) or at such other date, time or place as may be agreed by Electriq and TLG. See “ —Conditions to the Business Combination” beginning on page 293 for a more complete description of the conditions that must be satisfied prior to the Closing.

On the Closing date, Electriq and TLG will effect the Business Combination by filing the certificate of merger with the Secretary of State of the State of Delaware, and the Business Combination will become effective at the time the certificate of merger has been duly filed with and accepted by the Secretary of State of the State of Delaware or at such other time as may be agreed by Electriq and TLG and specified in such certificate of merger.

As of the date of this joint proxy statement/consent solicitation statement/prospectus, Electriq and TLG expect that the Business Combination will be consummated during the third quarter of 2023. However, there can be no assurance as to when or if the Business Combination will occur.

If the Business Combination is not completed by the Termination Date, the Merger Agreement may be terminated by either Electriq or TLG. See “—Termination” beginning on page 295 for a more complete description of the termination rights of the parties.

Covenants and Agreements

Conduct of Electriq’s Business Prior to the Completion of the Business Combination

Electriq agreed that, from the date of the Merger Agreement until the Closing or termination of the Merger Agreement, except as required by law, for certain actions permitted to be taken under the Merger Agreement in response to public health measures, as consented to by TLG or as otherwise set forth in the Merger Agreement, it will carry on its business in the ordinary course of business and use commercially reasonable efforts to maintain and preserve substantially intact its present business organization, keep available the services of its present officers and key employees and maintain and preserve the material assets, properties, goodwill and relationships with customers, suppliers, partners, distributors, licensors, licensees and others with which it has material business dealings.

In addition to the general covenants above, except as set forth in the Merger Agreement, Electriq has agreed that from the date of the Merger Agreement until the Closing or termination of the Merger Agreement, it will not, and will not permit its subsidiaries to:

•

abandon, dispose of, allow to lapse, transfer, sell, assign, or license or otherwise extend, amend or modify any existing or future intellectual property rights, other than nonexclusive licenses granted in the ordinary course of business;

•

transfer or provide a copy of any source code to any person other than to current employees, contractors, and consultants of Electriq or any subsidiary under current and enforceable confidentiality agreements;

•

declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or other equity interest, or split, combine or reclassify any equity interest of Electriq or its subsidiaries or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or other equity interest of Electriq or its subsidiaries, except transactions in the ordinary course of business consistent with past practice between Electriq and any wholly-owned subsidiary of Electriq or between wholly-owned subsidiaries of Electriq;

•

purchase, redeem or otherwise acquire, directly or indirectly, any capital stock or other equity interest of Electriq or its subsidiaries, other than the exercise of an Electriq stock options or Electriq warrants pursuant to contractual obligations in effect as of the date of the Merger Agreement;

•

other than pursuant to contractual obligations in effect as of the date of the Merger Agreement and made available to TLG, issue, deliver, sell, authorize, pledge or otherwise encumber, or subject to a lien (other than a permitted lien), or agree to any of the foregoing with respect to, any capital stock of Electriq or its subsidiaries or any securities convertible into or exchangeable for capital stock of Electriq or its subsidiaries, or subscriptions, rights, warrants or options to acquire any capital stock of Electriq or its subsidiaries or any securities convertible into or exchangeable for capital stock of Electriq or its subsidiaries, or enter into other agreements or commitments of any character obligating it to issue, deliver or sell any such capital stock of Electriq or its subsidiaries or convertible or exchangeable securities (in each case, other than the grant of any Electriq stock options to a current employee of Electriq or to a new hire, on terms substantially equivalent to then outstanding Electriq stock options); provided that Electriq may issue capital stock in connection with the Lawrie Notes Conversion, the Pre-Closing Financings, the Pre-Closing Loan Conversion and the Private Capital Raise; and provided, further, that neither the exercise nor settlement of any Company Convertible Security, in each case in accordance with its terms, shall require the consent of TLG;

•

amend, supplement, restate, modify or otherwise terminate any of Electriq or its subsidiaries’ charter or bylaws; provided that Electriq may amend, supplement, restate, and modify its charter or bylaws to reflect the issuance of Electriq capital stock in connection with the Private Capital Raise;

•

(A) merge, consolidate, combine or amalgamate Electriq or its subsidiaries with any person or (B) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association, or other business organization or division thereof, except for acquisitions made or entered into that do not exceed $0.5 million individually or $1.0 million in the aggregate; provided that (i) financial statements of the acquired, merged or consolidated entity shall not be required to be included in this joint proxy statement/consent solicitation statement/prospectus, and (ii) Electriq survives any such acquisition, merger or consolidation;

•

enter into any joint ventures, strategic partnerships or alliances, or other arrangements or contracts that provide for exclusivity of territory or otherwise restrict Electriq’s or any subsidiary’s ability to compete or to offer or sell any products or services to other persons, in each case, other than such arrangements made in the ordinary course of business consistent with past practice;

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sell, lease, license, encumber or otherwise dispose of any material properties or assets, except the sale, lease or disposition of property or assets that are not material, individually or in the aggregate, to the business of Electriq and its subsidiaries, taken as a whole;

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except for incurrences of indebtedness by Electriq or its subsidiaries (A) under existing credit facilities or (B) in connection with any acquisition not prohibited under the Merger Agreement, incur any indebtedness for borrowed money or guarantee any such indebtedness of another person or persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Electriq, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing; provided, that, notwithstanding the foregoing, Electriq may incur indebtedness in connection with the Lawrie Notes Conversion and the Private Capital Raise;

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except as required pursuant to the terms of any employee plan or other contractual obligation in effect as of the date hereof, (A) materially increase any payments or benefits under any employee plan other than in connection with a renewal or replacement, (B) grant any severance or termination pay, other than in the ordinary course of business consistent with past practices, (C) pay any special bonus or special remuneration, or increase the compensation payable or paid, whether conditionally or otherwise, to any service provider whose annual compensation exceeds $275,000 in the aggregate (“Executive Service Provider”), (D) enter into or adopt any new employee plan, or amend, modify, or alter in any material respect any employee benefit plan, other than in the ordinary course of business consistent with past practices, (E) take any action to accelerate any payment, right to payment, or benefit, or the funding of any payment, right to payment or benefit, payable or to become payable to any current or former director, manager, officer, employee, individual independent contractor or other service providers, (F) terminate any Executive Service Provider, (G) engage in or announce any employee layoffs, furloughs, reductions in force, or similar actions that could implicate WARN, or (H) waive or release any noncompetition, nonsolicitation, no-hire, nondisclosure, or other restrictive covenant obligation of any current or former director, officer or employee of Electriq and its subsidiaries;

•	enter into, amend, modify or alter any collective bargaining agreement in any material respect;

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release, assign, compromise, pay, discharge, settle or satisfy any material actions (whether or not commenced prior to the date of the Merger Agreement) other than the release, assignment, compromise, payment, discharge, settlement or satisfaction of any such action (A) in the ordinary course of business, or (B) that are solely monetary in nature and do not individually exceed $250,000;

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expressly waive the benefits of, agree to modify in any material manner, terminate, release any person from or knowingly fail to enforce any confidentiality or similar covenant or agreement to which Electriq or any of its subsidiaries is a party or of which Electriq or any of its subsidiaries is a beneficiary, in each case, other than (A) with customers and other counterparties in the ordinary course of business consistent with past practice or (B) such waivers, modifications, or releases that would not be material to Electriq and its subsidiaries, taken as a whole;

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amend, modify or terminate any disclosed contract in a manner that is materially adverse to Electriq and its subsidiaries, taken as a whole (excluding, for the avoidance of doubt, any expiration of any disclosed contract pursuant to its terms), other than in the ordinary course of business;

•	except as required by legal requirements or GAAP, revalue any of its assets in any manner or make any change in accounting methods, principles or practices;

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make, revoke, amend or rescind any material tax elections, execute any waiver of restrictions on assessment or collection of any material amount of tax, commence, settle or compromise any claim or assessment in respect of a material amount of taxes, or change any method of accounting with respect to a material item of income or loss, or annual accounting period, for tax purposes, prepare or file any material tax return in a manner inconsistent with past practice (except to the extent required by law), fail to pay any material amount of tax when due (including any material estimated tax payments), claim any material tax credits or defer any material tax payments under any of the 2021 Consolidated Appropriations Act, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act), the Families First Coronavirus Response Act, Pub L. No. 116-127 (116th Cong.) (Mar. 18, 2020), as amended, the presidential Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, as issued on August 8, 2020, and any other similar U.S. federal, state, local, or non-U.S. law or administrative guidance that addresses the COVID-19 pandemic and associated economic downturn (collectively, “COVID Response Laws”), enter into any material tax sharing, tax allocation, tax receivable or tax indemnity agreement (other than certain customary, ordinary course agreements not primarily related to tax), grant any power of attorney with respect to taxes or surrender any right to claim a material tax refund;

•	discontinue any material line of business or any material business operations of Electriq and its subsidiaries;

•	enter into, amend, waive or terminate (other than terminations in accordance with their terms or as contemplated by the Merger Agreement) any agreements with affiliates;

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authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving any of Electriq or its subsidiaries;

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make any material change to any of the cash management practices of Electriq or any of its subsidiaries, including materially deviating from or altering any of its practices, policies or procedures in paying accounts payable or collecting accounts receivable;

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take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the transactions contemplated by the Merger Agreement from qualifying as a reorganization within the meaning of Section 368 of the Code and the Treasury Regulations promulgated thereunder;

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make any change to any of the cash management practices of Electriq or any of its subsidiaries, including deviating from or altering any of its practices, policies or procedures in paying accounts payable or collecting accounts receivable, in each case, in the ordinary course of business; or

•	agree in writing or otherwise agree or commit to take any of the actions described above.

Conduct of TLG’s Business Prior to the Completion of the Business Combination.

Each of TLG and Merger Sub has agreed that, from the date of the Merger Agreement until the Closing or termination of the Merger Agreement, except as required by law, for certain actions permitted to be taken under the Merger Agreement in response to certain public health measures, as consented to by Electriq or as otherwise set forth in the Merger Agreement, it will carry on its business in the ordinary course of business.

In addition to the general covenants above, except as set forth in the Merger Agreement, each of TLG and Merger Sub has agreed that from the date of the Merger Agreement until the Closing or termination of the Merger Agreement, they will not:

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declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or other equity interest, or split, combine or reclassify any equity interest or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or other equity interest;

•

purchase, redeem or otherwise acquire, directly or indirectly, any capital stock or other equity interest of TLG or Merger Sub, other than pursuant to contractual obligations in effect as of the date of the Merger Agreement;

•

other than pursuant to contractual obligations in effect as of the date of the Merger Agreement and made available to Electriq, issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any capital stock or any securities convertible into or exchangeable for capital stock, or subscriptions, rights, warrants or options to acquire any capital stock or any securities convertible into or exchangeable for capital stock, or enter into other agreements or commitments of any character obligating it to issue any such capital stock or convertible or exchangeable securities; provided that TLG may issue capital stock or convertible or exchangeable securities pursuant to the Financing Agreements;

•	amend, supplement, restate or modify or otherwise terminate its charter or bylaws;

•

acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association, or other business organization or division thereof, or enter into any joint ventures, strategic partnerships or alliances, or other arrangements;

•

except for funds borrowed from Sponsor to meet its reasonable capital requirements necessary for the consummation of the Business Combination and the costs and expenses necessary for an Extension including any additional Trust Account contributions (such expenses, “Extension Expenses”), incur any indebtedness for borrowed money or guarantee any such indebtedness of another person or persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of TLG, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing;

•	except as required by law or GAAP, revalue any of its assets in any manner or make any change in accounting methods, principles or practices;

•

other than as required by law or as consistent with ordinary course practices, increase any benefits under any employee benefit plan, grant any severance or termination pay, pay any special bonus or special remuneration, or increase the compensation payable or paid, whether conditionally or otherwise, to any employee, director or officer of TLG or Merger Sub, or enter into or adopt any new severance plan or other employee plan;

•

release, assign, compromise, pay, discharge, settle or satisfy any material claims, liabilities, obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or actions (whether or not commenced prior to the date of the Merger Agreement), other than the release, assignment, compromise, payment, discharge, settlement or satisfaction of any claims, liabilities, or obligations that are solely monetary in nature and do not individually exceed $250,000, and provided payments related to such settlements are made prior to the Closing;

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make, revoke, amend, or rescind any material tax elections, execute any waiver of restrictions on assessment or collection of any material amount of tax, commence, settle, or compromise any claim or assessment in respect of a material amount of taxes, change any method of accounting with respect to a material item of income or loss, or annual accounting period, for tax purposes, prepare or file any material tax return in a manner inconsistent with past practice (except to the extent required by law), fail to pay any material amount of tax when due (including any material estimated tax payments), claim any material tax credits or defer any material tax payments under any COVID-19 Response Law, enter into any material tax sharing, tax allocation, tax receivable or tax indemnity agreement (other than certain customary, ordinary course agreements not primarily related to tax), grant any power of attorney with respect to taxes or surrender any right to claim a material tax refund;

•	form or establish any subsidiary;

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enter into any material transaction with or distribute or advance any assets or property to any of its officers, directors, partners, stockholders, managers, members or other affiliates, other than the (i) payment of salary and benefits, (ii) payment of bonuses, and (iii) advancement of expenses, in each case as made in the ordinary course of business consistent with prior practice;

•	amend the Investment Management Trust Agreement or any other agreement related to the Trust Account;

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amend, modify or terminate any contractual obligations disclosed in TLG’s disclosure schedules in a manner that is adverse to TLG (excluding, any expiration of such contractual obligations pursuant to its terms);;

•	liquidate, dissolve, reorganize or otherwise wind up the business or operations of TLG or Merger Sub;

•

take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the transactions contemplated by the Merger Agreement from qualifying as a reorganization within the meaning of Section 368 of the Code and the Treasury Regulations promulgated thereunder; or

•	agree in writing or otherwise agree or commit to take any of the actions described above.

Nothing shall prohibit or restrict TLG from obtaining the Extension, and no consent of Electriq shall be required in connection with the Extension.

Trust Account Disbursement

Upon satisfaction or waiver of the conditions set forth under the heading “—Conditions to the Business Combination” and provision of notice to the trustee of the Trust Account (the “TLG Trustee”) in accordance with and pursuant to the Investment Management Trust Agreement, at the Closing TLG will cause the documents, opinions, and notices required to be delivered to the TLG Trustee pursuant to the Investment Management Trust Agreement to be so delivered, including providing the TLG Trustee a termination letter instructing the TLG Trustee to distribute the Trust Account as follows: (a) to stockholders who elect to have their shares of Class A common stock redeemed for cash in accordance with the applicable provisions of TLG’s Existing Charter, (b) to the payment of taxes due and payable prior to Closing, (c) to the payment of the unpaid transaction expenses of Electriq to the extent due as of the Closing, (d) to the payment of the unpaid transaction expenses of TLG to the extent due as of the Closing, and (e) to all other payments as mutually agreed upon by TLG and Electriq, with all funds remaining after the foregoing payments to be distributed to TLG. Thereafter, the Trust Account will terminate in accordance with its terms.

HSR Act and Regulatory Approvals

Electriq and TLG have agreed to, as promptly as practicable, and in any event within 20 business days from the date of the Merger Agreement, each: (a) prepare and file the notification required of it under the HSR Act in connection with the Merger, and (b) promptly and in good faith respond to all information requested of it by the Federal Trade Commission and Department of Justice in connection with such notification and otherwise cooperate in good faith with each other and such governmental authorities. Electriq and TLG additionally agreed to (i) promptly inform the other of any communication to or from the Federal Trade Commission, the Department of Justice or any other Governmental Authority regarding the transactions contemplated by the Merger Agreement and permit counsel to the other party an opportunity to review in advance (subject to appropriate redactions for confidentiality and attorney-client privilege concerns), and consider in good faith the views of such counsel in connection with, any proposed written communications by such party to any governmental authority concerning the transactions contemplated by the Merger Agreement, (ii) give the other prompt notice of the commencement of any action by or before any governmental authority with respect to such transactions and (iii) keep the other reasonably informed as to the status of any such action. Electriq and TLG further agreed to provide, to the extent permitted by the applicable governmental authority, the other party and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions with any governmental authority concerning or in connection with the transactions contemplated under the Merger Agreement; provided, neither Electriq nor TLG will extend any waiting period or comparable period under the HSR Act or enter into any agreement with any governmental authority without the written consent of the other. No affiliate of Electriq or TLG shall be obligated to (A) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets or facilities of such affiliate, (B) terminate, amend or assign, existing relationships and contractual rights or obligations, (C) amend, assign or terminate existing licenses or other agreements, or (D) enter into new licenses or other agreements. Electriq and TLG agreed that the filing fees with respect to the notifications required under the HSR Act would be borne equally by Electriq and TLG. The parties submitted their respective HSR Act notifications on December 12, 2022, and the waiting period under the HSR Act with respect to the transaction expired at 11:59 p.m., Eastern Time, on January 11, 2023.

Proxy Solicitation

As soon as practicable after the registration statement of which this joint proxy statement/consent solicitation statement/prospectus forms a part is declared effective under the Securities Act, TLG has agreed to (i) establish the record date for, duly call, give notice of, convene and hold the Special Meeting in accordance with the DGCL, (ii) cause this joint proxy statement/consent solicitation statement/prospectus to be distributed to TLG’s stockholders, and (iii) hold the Special Meeting on a day not more than 30 business days after the date on which TLG mails this joint proxy statement/consent solicitation statement/prospectus to its stockholders. TLG has agreed to use its reasonable best efforts to obtain the TLG stockholder approval of the Business Combination Proposal, the Charter Proposal, the NYSE Proposal, the Director Election Proposal and the Equity Incentive Plan Proposal.

TLG has agreed to include the TLG Board’s recommendation in the joint proxy statement/consent solicitation statement/prospectus, and TLG agreed to establish a record date for, duly call, give notice of, convene and hold the Special Meeting and submit for the approval of its stockholders the matters contemplated by this joint proxy statement/consent solicitation statement/prospectus. TLG may only postpone or adjourn the Special Meeting (i) for the absence of a quorum, (ii) in order to solicit additional proxies from TLG stockholders for the purposes of obtaining the TLG stockholder approval, or (iii) with the consent of Electriq, which will not be unreasonably withheld, conditioned, or delayed, provided that in the event of a postponement or adjournment, the Special Meeting must be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved. TLG will not be required to convene or hold the Special Meeting at any time prior to the 20th business day following the mailing of this joint proxy statement/consent solicitation statement/prospectus to TLG stockholders.

Exclusivity

Electriq. From the date of the Merger Agreement until the earlier of the Closing or the termination of the Merger Agreement, Electriq will not (and will not cause or permit any subsidiary or its or their affiliates or representatives to) solicit, initiate, knowingly facilitate, participate in, enter into, or continue discussions, negotiations, or transactions with, or knowingly encourage or respond to any inquiries or proposals by, or provide any information to any person relating to or that could reasonably be expected to lead to, or enter into or consummate any transaction relating to, (i) any merger, sale of Electriq’s or its subsidiaries’ equity interests or a material portion of Electriq or its subsidiaries’ assets, or a similar change in control transaction with respect to Electriq or any of its subsidiaries or (ii) any financing, investment, acquisition, purchase, merger, sale or any other similar transaction, in each case that would restrict, prohibit or inhibit Electriq’s ability to consummate the Business Combination; provided, however, in the event of a transaction of the type described in clause (ii) above, Electriq shall be permitted to take such actions as necessary for the Lawrie Notes Conversion, the Pre-Closing Financings, the Pre-Closing Loan Conversion and the Private Capital Raise.

TLG. From the date of the Merger Agreement until the earlier of the Closing, or the termination of the Merger Agreement, TLG and Merger Sub will not (and, subject to the last sentence of this paragraph, will not cause or permit their respective affiliates or representatives to) solicit, initiate, knowingly facilitate, participate in, enter into, or continue discussions, negotiations, or transactions with, or knowingly encourage or respond to any inquiries or proposals by, or provide any information to any person relating to or that could reasonably be expected to lead to, or enter into or consummate any transaction relating to (i) any merger, sale of the equity interests of TLG or Merger Sub or a material portion of TLG’s assets, or a similar change in control transaction with respect to TLG or Merger Sub or (ii) any financing, investment, acquisition, purchase, merger, sale or any other similar transaction, in each case that would restrict, prohibit or inhibit TLG’s ability to consummate the Business Combination. The foregoing does not restrict TLG’s affiliates (including affiliates of Sponsor) in any way with respect to the pursuit of any transaction by such affiliates not related to Electriq.

From the date of the Merger Agreement until Closing, or earlier termination of the Merger Agreement in accordance with its terms, the TLG Board will not (and no committee or subgroup thereof will) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify the TLG Board recommendation.

TLG NYSE Listing

From the date of the Merger Agreement through the Closing, TLG has agreed to use reasonable best efforts to ensure shares of Class A common stock (including those shares of Class A common stock issued or issuable upon exercise in connection with any Financings) to be issued under the Merger Agreement are approved for listing on the NYSE as of the Closing Date, subject only to official notice of issuance. TLG and Electriq have agreed to use reasonable best efforts to ensure that there will be a sufficient number of round lot holders of Class A common stock and Public Warrants following the Closing in satisfaction of applicable NYSE listing rules.

Indemnification and Directors’ and Officers’ Insurance

TLG and Electriq have agreed that following the Closing and prior to the sixth anniversary of the date of the Closing, all rights of the individuals who on or prior to the date of the Closing were current and former directors, officers, managers, fiduciaries, agents or employees of Electriq or TLG (each, a “D&O Indemnified Party” and collectively, the “D&O Indemnified Parties”) to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the date of the Closing under applicable law or as provided in the charter, bylaws, or comparable organizational documents of Electriq and TLG, as applicable, as in effect on the date of the Merger Agreement, and any indemnification agreement, as in effect on the date of the Merger Agreement by and between a D&O Indemnified Party and Electriq or TLG, as applicable, will survive the date of the Closing and will continue in full force and effect against New Electriq in accordance with the terms of such agreement or document. Following the Closing and prior to the sixth anniversary of the date of the Closing, such rights will not be repealed, amended or otherwise modified in any manner that would adversely affect the rights of the D&O Indemnified Parties, unless such modification is required by law.

TLG has agreed to purchase and maintain in effect, for a period of six years from the Closing, a prepaid insurance policy (i.e., “tail coverage”) which policy provides liability insurance coverage for the D&O

Indemnified Parties of TLG on no less favorable terms (including in amount and scope) as the policy or policies maintained by TLG immediately prior to the Closing for the benefit of such individuals for an aggregate period of not less than six years with respect to claims arising from acts, events or omissions that occurred at or prior to the Closing, including with respect to the Business Combination.

Electriq has agreed to purchase and maintain in effect, for a period of six years from the Closing, a prepaid insurance policy (i.e., “tail coverage”) which policy provides liability insurance coverage for the D&O Indemnified Parties of Electriq on no less favorable terms (including in amount and scope) as the policy or policies maintained by Electriq immediately prior to the Closing for the benefit of such individuals for an aggregate period of not fewer than six years with respect to claims arising from acts, events or omissions that occurred at or prior to the Closing, including with respect to the Business Combination.

Financings

TLG has agreed to use its reasonable best efforts to enter into subscription agreements, non-redemption agreements, backstop agreements, debt facilities or similar financing agreements with one or more persons which shall raise and/or backstop funds to support New Electriq’s 2023 liquidity requirements, as described in the Merger Agreement. The Financing Agreements will be on terms reasonably acceptable to Electriq (such consent not to be unreasonably withheld, condition or delayed) solely if such terms include the issuance of additional equity interests of TLG (for avoidance of doubt, excluding (x) transfers of equity interests from Sponsor to the Financing Persons and (y) forfeiture of equity interests by Sponsor and TLG re-issuing similar equity interests to the Financing Persons) or additional TLG indebtedness. In the event that all conditions in the Financing Agreements have been satisfied, TLG shall use its reasonable best efforts to take, or to cause to be taken, all actions required, or that it otherwise deems to be proper or advisable to complete the transactions contemplated by the Financing Agreements on the terms described therein, including using reasonable best efforts to (i) comply with its obligations under the Financing Agreements, (ii) maintain in effect the Financing Agreements in accordance with the terms and conditions thereof, (iii) satisfy on a timely basis all conditions and covenants applicable to TLG set forth in the applicable Financing Agreements within its control, and (iv) consummate the Financing Transactions when required pursuant to the Merger Agreement.

Each Financing Person that enters into a subscription agreement to purchase shares of TLG common stock at $10.00 per share or a non-redemption agreement will receive, at the closing of the Merger, for each two (2) shares of TLG common stock purchased or not redeemed and one (1) share of TLG cumulative preferred stock. Please see the section entitled “Risk Factors—Risks Related to TLG and the Business Combination—Securities of companies formed through SPAC mergers such as the Business Combination may experience a material decline in price relative to the share price of the SPAC prior to the Merger and the $10.00 per share value attributed to such shares in calculating the merger consideration.”

Other Covenants and Agreements

The Merger Agreement contains other covenants and agreements, including covenants related to:

•	confidentiality and publicity relating to the Merger Agreement and the transactions contemplated thereby;

•

subject to the confidentiality agreement between Electriq and TLG, Electriq (i) affording TLG and its representatives reasonable access, during normal business hours, to Electriq representatives and to the premises, properties, books, records (including tax records) and contracts of Electriq and its subsidiaries, except, in each case, for privileged attorney-client communications or attorney work product, and information or materials required to be kept confidential by applicable legal requirements or existing contractual obligations and subject to certain conditions and exceptions and (ii) instructing its independent auditor to provide TLG and its representatives reasonable access to all of the financial information used in the preparation of required financial statements and to reasonably cooperate with the preparation of financial statements or financial information for inclusion in this joint proxy statement/consent solicitation statement/prospectus;

•	Electriq delivering to TLG certain financial information and audited and unaudited financial statements specified in the Merger Agreement;

•

Electriq and TLG using reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the Business Combination, including using reasonable best efforts to accomplish the following: (a) the taking of all acts necessary to cause the conditions precedent set forth under the heading “ —Conditions to the Business Combination” to be satisfied, (b) the obtaining of all necessary actions, waivers, consents, approvals, orders and authorizations from governmental authorities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with governmental authorities, if any) and the taking of all steps as may be necessary to avoid any action, (c) the obtaining of all consents, approvals or waivers from third parties, (d) the defending of any action challenging the Merger Agreement or the consummation of the transactions contemplated thereby, including seeking to have any stay or temporary restraining order entered by any court or other governmental authority vacated or reversed and (e) the execution or delivery of any additional instruments reasonably necessary to consummate, and to fully carry out the purposes of, the transactions contemplated by the Merger Agreement;

•

TLG, subject to the approval of the Business Combination Proposal, the Charter Proposal and the NYSE Proposal, adopting and causing to be filed, the Proposed Charter and adopting New Electriq’s bylaws in the form attached to this joint proxy statement/consent solicitation statement/prospectus as Annex C;

•

Electriq and TLG providing each other with prompt written notice of all actions commenced or threatened in writing against such party in connection with the Merger Agreement and the transactions contemplated thereby and a right to participate in such actions;

•	Electriq and TLG cooperating on the preparation and efforts to make effective this joint proxy statement/consent solicitation statement/prospectus;

•

Electriq and TLG taking all necessary action such that (a) the TLG Board at the Effective Time will consist of seven directors, at least a majority of whom will meet the NYSE director independence requirements, (b) the persons as designated in accordance with the Merger Agreement are nominated and included for election as members of the TLG Board in this joint proxy statement/consent solicitation statement/prospectus and (c) certain specified persons are appointed as initial officers of TLG immediately following the Effective Time;

•	the payment of certain expenses by Electriq and TLG;

•	Electriq terminating certain agreements with affiliates;

•	TLG entering into the Registration Rights Agreement;

•

TLG approving and adopting the Equity Incentive Plan to be effective in connection with the Closing and filing a registration statement on Form S-8 relating to Class A common stock issuable pursuant to the Equity Incentive Plan and substitute options;

•	delivery of certificates by Electriq to TLG and TLG to Electriq related to certain closing matters;

•	entering into new employment agreements with certain employees of Electriq, establishing a cash retention plan and granting certain equity awards;

•	Electriq’s ability to engage with and seek equity investments, including the conversion of debt into equity, in connection with a Private Capital Raise by Electriq;

•	the waiver by Electriq of any claims against the Trust Account; and

•	certain tax matters.

Representations and Warranties

The Merger Agreement contains representations and warranties made by Electriq to TLG relating to a number of matters, including the following:

•	corporate organization, qualification to do business, good standing and corporate power;

•	subsidiaries;

•	requisite corporate authority to enter into the Merger Agreement and to complete the contemplated transactions;

•	required governmental and regulatory consents necessary in connection with the Business Combination;

•	absence of conflicts with organizational documents, applicable laws or certain agreements and instruments as a result of entering into the Merger Agreement or consummating the Business Combination;

•	compliance with applicable law;

•

the capital structure of Electriq, including shares authorized and outstanding as of the date of the Merger Agreement as well as stock options and warrants outstanding as of the date of the Merger Agreement and the absence of further arrangements that obligate Electriq to issue or sell shares in the future, and information relating to Electriq’s subsidiaries;

•	financial information and absence of undisclosed liabilities;

•	absence of a Material Adverse Effect with respect to Electriq since June 30, 2022 and absence of certain other changes with respect to Electriq;

•	condition and sufficiency of assets;

•	real property;

•	intellectual property and information systems;

•	data privacy;

•	permits;

•	tax matters;

•	employee benefits matters;

•	labor matters;

•	environmental matters;

•	material contracts;

•	customers and suppliers;

•	affiliate transactions;

•	litigation;

•	insurance;

•	broker’s and finder’s fees related to the Business Combination;

•	anti-corruption matters;

•

determination of Electriq’s board of directors that the Business Combination is advisable, fair to and in the best interests of Electriq and its stockholders, and resolution to recommend approval and adoption of the Merger Agreement to its stockholders;

•

the required affirmative vote for the approval and adoption of the Merger Agreement, the approval of the Business Combination and the approval of the preferred stock conversion by the Electriq equityholders;

•

information supplied for the proxy/prospectus will not contain any untrue statement of a material fact or omit to state any material fact required to be stated herein or necessary to make the statements herein, in the light of the circumstances under which they are made, not misleading; and

•	exclusivity of representations.

Certain of these representations and warranties are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” with respect to Electriq means any change, event, occurrence or effect, individually or when aggregated with other changes, events, occurrences or effects, that has had or would reasonably be expected to have a material adverse effect on (a) the condition (financial or otherwise), assets, liabilities, business, or results of operations of Electriq and its subsidiaries, taken as a whole, or (b) the ability of Electriq and its subsidiaries to timely perform any of its or their respective covenants or obligations under the Merger Agreement or certain ancillary agreements or to complete the transactions contemplated by the Merger Agreement; provided that, in the case of clause (a) only, no change, event, occurrence or effect to the extent resulting from or arising out of any of the following will be deemed to constitute a Material Adverse Effect or be taken into account in determining whether there has been a Material Adverse Effect with respect to Electriq: (i) changes in general U.S. or global economic or political conditions, including changes in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, or changes that generally affect the industries in which Electriq or any of its subsidiaries principally operate, (ii) changes in applicable legal requirements, GAAP, or authoritative interpretations of any of the forgoing, (iii) acts of war, sabotage, terrorism, natural or man-made disasters, epidemics, pandemics (including COVID-19), or acts of God, (iv) changes attributable to the public announcement of the transactions contemplated by the Merger Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees (provided that the exception in this clause (iv) does not apply to the representations and warranties related to conflicts with organizational documents, applicable laws or certain agreements and instruments to the extent that its purpose is to address the consequences resulting from the public announcement of the Merger or the conditions described in the second bullet point under the heading “ —Conditions to the Business Combination—Conditions to Obligations of TLG” to the extent it relates to such representations and warranties), (v) certain actions taken in connection with or in response to public health measures, (vi) any failure, in and of itself, to meet any projections after the date of the Merger Agreement (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition) or (vii) any action expressly required to be taken or expressly required to be omitted to be taken pursuant to the Merger Agreement (except for covenants related to the operation of business by Electriq prior to the Closing); provided, however, in the case of clauses (i) through (iii) and (v), such change, event, occurrence or effect may be taken into account in determining whether a Material Adverse Effect with respect to Electriq has occurred or would reasonably be expected to occur, to the extent such change, event, occurrence or effect has a disproportionate effect on Electriq and its subsidiaries, taken as a whole, relative to other participants in the business and industries in which they operate.

The Merger Agreement also contains representations and warranties made by TLG and Merger Sub to Electriq relating to a number of matters, including the following:

•	corporate organization, qualification to do business, good standing and corporate power;

•	subsidiaries;

•	requisite corporate authority to enter into the Merger Agreement and to complete the contemplated transactions;

•	required governmental and regulatory consents necessary in connection with the Business Combination;

•	absence of conflicts with organizational documents, applicable laws or certain agreements and instruments as a result of entering into the Merger Agreement or consummating the Business Combination;

•	compliance with applicable law;

•

the capital structure of TLG, including shares authorized and outstanding as of the date of the Merger Agreement, and the absence of further arrangements that obligate TLG to issue or sell shares in the future, and information relating to TLG’s subsidiaries;

•	proper filing of documents with the SEC, the accuracy of information contained in the documents filed with the SEC and Sarbanes-Oxley certifications, and financial information;

•	absence of a Material Adverse Effect with respect to TLG since June 30, 2022 and absence of certain other changes with respect to TLG;

•	the Investment Management Trust Agreement and the Trust Account;

•	real property and personal property;

•	intellectual property;

•	tax matters;

•	employment and employee benefit matters;

•	material contracts;

•	affiliate transactions;

•	litigation;

•	the NYSE stock market quotation;

•	broker’s and finder’s fees related to the Business Combination;

•	absence of business activities and undisclosed liabilities;

•

determination of TLG’s and Merger Sub’s board of directors that the Merger Agreement and the other agreements and transactions contemplated thereby, including the Business Combination, are advisable, fair to and in the best interests of TLG and its stockholders, and resolution to recommend the approval and adoption of the Merger Agreement to TLG stockholders;

•	subscription agreements;

•

information supplied for the proxy/prospectus will not contain any untrue statement of a material fact or omit to state any material fact required to be stated herein or necessary to make the statements herein, in the light of the circumstances under which they are made, not misleading; and

•	exclusivity of representations.

Certain of these representations and warranties are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” with respect to TLG means any change, event, occurrence or effect, individually or when aggregated with other changes, events, occurrences or effects, that has had or would reasonably be expected to have a material adverse effect on (a) the condition (financial or otherwise), assets, liabilities, business, or results of operations of TLG and Merger Sub, taken as a whole, or (b) the ability of TLG or Merger Sub to timely perform any of its or their respective covenants or obligations under the Merger Agreement or the ancillary agreements or to consummate the Merger (provided, that with respect to this clause (a), no change, event, occurrence or effect to the extent resulting from or arising out of any of the changes, events, occurrences or effects described in clauses (i) through (vii) of the definition of Material Adverse Effect with respect to Electriq as described above (which will apply as to TLG, mutatis mutandis) will be deemed to constitute a Material Adverse Effect with respect to TLG or be taken into account in determining whether there has been a Material Adverse Effect with respect to TLG). Notwithstanding the foregoing, the consummation and effects of any redemption (or any redemption in connection with the Extension, if any) or the failure to obtain approval of the necessary stockholder matters by TLG’s stockholders shall not be deemed to be a Material Adverse Effect with respect to TLG.

The representations and warranties in the Merger Agreement do not survive the Effective Time and, as described below under “—Termination,” if the Merger Agreement is validly terminated, there will be no liability under the representations and warranties of the parties, or otherwise under the Merger Agreement, unless a party willfully and materially breached any covenant or agreement set forth in the Merger Agreement occurring prior to such termination, or committed actual fraud in connection with such party’s representations and warranties set forth in the Merger Agreement.

This summary and the Merger Agreement, as amended by the First Amendment to Merger Agreement, the Second Amendment to Merger Agreement and the Third Amendment to Merger Agreement, each of which attached to this joint proxy statement/consent solicitation statement/prospectus as Annex A, Annex A-1, Annex A-2 and Annex A-3, respectively, are included solely to provide investors with information regarding the terms of the Merger Agreement. They are not intended to provide factual information about the parties or any of their respective subsidiaries or affiliates. The Merger Agreement contains representations and warranties by Electriq and TLG, which were made only for purposes of that agreement and as of specific dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement, and in reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or condition of Electriq, TLG or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures.

Conditions to the Business Combination

Conditions to Each Party’s Obligations. The respective obligations of each of TLG, Electriq and Merger Sub to complete the Business Combination are subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

•	all applicable waiting periods under the HSR Act in respect of the transactions contemplated by the Merger Agreement will have expired or been terminated;

•

no writ, order, judgment, injunction, settlement, decision, determination, award, ruling, subpoena, verdict or decree will be in effect by any governmental authority prohibiting the consummation of the transactions contemplated by the Merger Agreement;

•	the approval of Electriq stockholders of the Business Combination will have been obtained;

•	the approval by TLG stockholders of the Business Combination Proposal, the Charter Proposal, the NYSE Proposal and the Equity Incentive Plan Proposal will have been obtained;

•

the approval for continued listing on the NYSE of Class A common stock as of the date of the Closing, subject only to official notice of issuance and the requirement to have a sufficient number of round lot holders pursuant to the NYSE listing rules;

•

the registration statement of which this joint proxy statement/consent solicitation statement/prospectus forms a part will have become effective under the Securities Act and no stop order suspending the effectiveness of the registration statement will have been issued and no proceedings for that purpose will have been initiated or threatened by the SEC and remain pending; and

•	TLG will have at least $5,000,001 of net tangible assets as of the date of the Closing (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act).

Conditions to Obligations of TLG. The obligation of TLG to complete the Business Combination is also subject to the satisfaction or waiver by TLG of the following conditions:

•

each of the representations and warranties of Electriq related to organization and qualification, subsidiaries, power and authorization, capitalization and brokers must be true and correct in all material respects as of the date of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty will be so true and correct in all material respects as of such particular date or period of time);

•

all other representations and warranties of Electriq must be true and correct as of the date of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty will be so true and correct as of such particular date or period of time), excluding any qualifications as to materiality or Material Adverse Effect therein, except where any failures of any such representations and warranties to be true and correct have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Electriq;

•	each of the covenants of Electriq to be performed or complied with as of or prior to the Closing must have been performed or complied with in all material respects;

•	the receipt by TLG of a certificate of good standing of Electriq from its jurisdiction of incorporation or formation;

•	no Material Adverse Effect with respect to Electriq shall have occurred since June 30, 2022;

•

prior to the Closing, Electriq shall have received net cash proceeds from the sale of equity securities to third parties identified by Electriq of at least $4,500,000 (the “Electriq Pre-Closing Funding”);

•

in addition to the Electriq Pre-Closing Funding, upon the Closing, TLG or Electriq shall have received net cash proceeds from the sale of equity securities to third parties identified by Electriq of at least $1,500,000; and

•	prior to the Closing, Electriq shall have converted the Shareholder Notes (as defined in the SPA) in an aggregate amount of $10,130,000 into equity securities of Electriq.

Conditions to Obligations of Electriq. The obligation of Electriq to complete the Business Combination is also subject to the satisfaction or waiver by Electriq of the following conditions:

•

each of the representations and warranties of TLG and Merger Sub related to organization and qualification, subsidiaries, power and authorization, capitalization and brokers must be true and correct in all material respects as of the date of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty will be so true and correct in all material respects as of such particular date or period of time);

•

all other representations and warranties of TLG and Merger Sub must be true and correct as of the date of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty will be so true and correct as of such particular date or period of time), excluding any qualifications as to materiality or Material Adverse Effect therein, except where any failures of any such representations and warranties to be true and correct have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect with respect to TLG;

•	each of the covenants of TLG and Merger Sub to be performed or complied with as of or prior to the Closing must have been performed or complied with in all material respects;

•	the receipt by Electriq of certificates of good standing of TLG and Merger Sub from their jurisdiction of incorporation or formation;

•

prior to the Closing, Electriq shall have received net cash proceeds from the sale of equity securities to third parties identified by Electriq of at least $7,500,000 (the “Lawrie Pre-Closing Funding”);

•

in addition to the Lawrie Pre-Closing Funding, upon the Closing, TLG or Electriq shall have received net cash proceeds from the sale of equity securities to John Michael Lawrie of at least $5,000,000; and

•	prior to the Closing, Electriq shall have converted the Shareholder Notes in an aggregate amount of $10,130,000 into equity securities of Electriq.

Termination

The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after adoption of the Merger Agreement by Electriq’s stockholders or approval of the proposals required to effect the Business Combination by TLG’s stockholders.

Mutual Termination Rights

The Merger Agreement may be terminated and the transactions contemplated thereby abandoned at any time prior to Closing:

•	by mutual written consent of Electriq and TLG;

•	by written notice from either Electriq or TLG to the other if the Merger is not consummated by 5:00 p.m. New York City time on July 31, 2023 (as may be extended, the “Termination Date”);

•

by written notice from either Electriq or TLG to the other if the consummation of the Business Combination is permanently restrained, enjoined or otherwise prohibited by the issuance of a final, non-appealable governmental order or similar action taken by a governmental authority with competent jurisdiction; provided, that such right to terminate will not be available to a party whose action or failure to perform or comply with its obligations constitutes a breach of the Merger Agreement and causes such governmental order or similar action;

•

by written notice from either Electriq or TLG to the other if the Special Meeting has concluded (including any adjournment or postponement thereof) and any of the Business Combination Proposal, the Charter Proposal, the NYSE Proposal or the Equity Incentive Plan Proposal is not approved or adopted by the requisite vote of TLG stockholders;

•

by written notice from either Electriq or TLG, if Electriq has not received within 72 hours after the date and time TLG receives written comments from the SEC on Amendment No. 3 to TLG’s registration statement on Form S-4 for the Business Combination, net cash proceeds of at least $3,000,000 from the sale of equity securities to John Michael Lawrie and net cash proceeds of at least $3,000,000 from the sale of equity securities to third parties identified by Electriq; or

•

by written notice from either Electriq or TLG, if Electriq has not received by the next business day after the effective date of TLG’s registration statement on Form S-4 for the Business Combination, net cash proceeds of at least $4,500,000 from the sale of equity securities to John Michael Lawrie and net cash proceeds of at least $1,500,000 from the sale of equity securities to third parties identified by Electriq (which aggregate amount is exclusive of the amounts referenced in the bullet point immediately above).

Electriq Termination Rights

The Merger Agreement may be terminated at any time prior to the Closing, by written notice to TLG from Electriq if there is (a) any breach of any representation, warranty, covenant or agreement on the part of TLG or Merger Sub set forth in the Merger Agreement, such that the conditions described in the first three bullet points under the heading “—Conditions to the Business Combination—Conditions to Obligations of Electriq” would not be satisfied at the Closing, or (b) if TLG fails to include the Parent Board Recommendation (as defined in the Merger Agreement) in this joint proxy statement/consent solicitation statement/proxy, except that, in the case of clause (a), if any such breach is curable by TLG prior to the Closing, then Electriq may not terminate the Merger Agreement for a period of 30 days after its delivery of written notice of such breach; provided, that such right to terminate will not be available if Electriq is in breach in any material respect of its obligations under the Merger Agreement and, in the case of clause (b), Electriq is required to exercise its termination right within ten business days after such failure.

TLG Termination Rights

The Merger Agreement may be terminated at any time prior to the Closing, by written notice to Electriq from TLG (a) if Electriq has not received the requisite Electriq stockholder approval of the Business Combination within 15 days following the effective date of the registration statement of which this joint proxy statement/consent solicitation statement/prospectus forms a part, or (b) if there is any breach of any representation, warranty, covenant or agreement on the part of Electriq set forth in the Merger Agreement, such that the conditions described in the first three bullet points under the heading “—Conditions to the Business Combination—Conditions to Obligations of TLG” would not be satisfied at the Closing, except that, if any such breach is curable by Electriq prior to the Closing, then TLG may not terminate the Merger Agreement for a period of 30 days after its delivery of written notice of such breach; provided, that such right to terminate will not be available if TLG is in breach in any material respect of its obligations under the Merger Agreement.

Effect of Termination

In the event of the termination of the Merger Agreement pursuant to the termination provisions set forth in the above section, the Merger Agreement will be of no further force or effect and the Business Combination will be abandoned, with no liability to any person on the part of any party (or any of its representatives or affiliates); provided, however, and notwithstanding anything in the Merger Agreement to the contrary, (a) no such termination will relieve any party of any liability or damages to any other party resulting from (i) any willful and material breach of any covenant or agreement set forth in the Merger Agreement occurring prior to such termination or (ii) such party’s actual fraud in connection with such party’s representations and warranties set forth in the Merger Agreement and (b) certain provisions, including those relating to confidentiality, payment of expenses, and the Trust Account, will continue in effect notwithstanding the termination of the Merger Agreement.

None of the parties to the Merger Agreement is required to pay a termination fee or reimburse any other party for its expenses as a result of a termination of the Merger Agreement.

Amendments

Any provision of the Merger Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment or modification, by both TLG and Electriq, or in the case of a waiver, by the party against whom the waiver is to be effective.

Specific Performance

The parties to the Merger Agreement agree that they will be entitled to enforce specifically the terms and provisions of the Merger Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of the Merger Agreement without necessity of posting a bond or other form of security. In the event that any proceeding should be brought in equity to enforce the provisions of the Merger Agreement, no party will oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity.

Stock Market Listing

Application will be made by TLG to have the shares of Class A common stock to be issued in the Business Combination approved for continued listing on the NYSE, which is the principal trading market for existing shares of Class A common stock. It is a condition to the obligations of Electriq to complete the Business Combination that such approval is obtained, subject only to official notice of issuance and the requirement to have a sufficient number of round lot holders pursuant to the NYSE listing rules.

Fees and Expenses

Except as otherwise provided in the Merger Agreement and whether or not the transactions contemplated by the Merger Agreement are consummated, each party will pay its own respective financial advisory, legal, accounting and other expenses incurred by it or for its benefit in connection with the preparation and execution of the Merger Agreement and the related transaction documents and the compliance therewith and the transactions contemplated thereby; provided, that (a) if the Merger Agreement is terminated in accordance with its terms, Electriq will pay, or cause to be paid, certain transaction expenses of Electriq and its subsidiaries and TLG will pay, or cause to be paid, certain transaction expenses of TLG, and (b) if the Closing occurs, then TLG will make, or cause to be made, the payments described under the heading “—Trust Account Disbursements”; provided, that any unpaid transaction expenses of Electriq or its subsidiaries due to current or former employees, independent contractors, officers, or directors of the Electriq or its subsidiaries will be paid to Electriq for further payment to such employee, independent contractor, officer or director.

OTHER AGREEMENTS

In this section, “we,” “us,” and “our” refer to TLG prior to the Business Combination and to New Electriq following the Business Combination.

Sponsor Agreement

Concurrently with the execution of the Merger Agreement, New Electriq, Sponsor, an affiliate of Sponsor and TLG’s independent directors (the “Sponsor Agreement Parties”) entered into Sponsor Agreement whereby Sponsor Agreement Parties have agreed to (i) vote in favor of each proposal presented, (ii) waive certain of their anti-dilution and conversion rights under our Existing Charter, (iii) certain additional transfer restrictions in respect of the shares of Class F common stock owned by Sponsor and affiliated funds (the “Retained Sponsor Shares”), (iv) relinquish, without any further action by Sponsor or any other person or entity or any further consideration therefor 5,000,000 shares of Class F common stock in connection with the Extension, as well as relinquish and cancel, for no consideration, 3,270,652 shares of Class F common stock and 4,666,667 Private Placement Warrants at the Closing, and (v) not convert the Working Capital Loan into Public Warrants without the consent of Electriq. With respect to the Retained Sponsor Shares, Sponsor agreed not to transfer, assign or sell its Retained Sponsor Shares subject to the following conditions and Section 7 of the Insider Letter Agreement shall be amended to reflect the following:

•

all of the Retained Sponsor Shares will remain restricted from transfer until the earliest of (x) the one-year anniversary of the Closing, or (y) the date after the Closing on which New Electriq completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of New Electriq stockholders having the right to exchange their equity holdings in New Electriq for cash, securities or other property; provided that (i) 10% of such Retained Sponsor Shares will be released at such time as the closing volume weighted average price of a share of the Class A common stock equals or exceeds $12.50 for any 20 trading days within any 30-day trading period and (ii) an additional 10% of such Retained Sponsor Shares will be released at such time as the closing volume weighted average price of a share of the Class A common stock equals or exceeds $15.00 for any 20 trading days within any 30-day trading period.

•

with respect to the Class F common stock held by TLG’s directors, the directors have agreed not to transfer, assign or sell such Class F common stock subject to the following conditions and Section 7 of the Insider Letter Agreement shall be amended to reflect the following all of the Retained Sponsor Shares will remain restricted from transfer until the earliest of (x) the one-year anniversary of the Closing, or (y) the date after the Closing on which New Electriq completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of New Electriq stockholders having the right to exchange their equity holdings in New Electriq for cash, securities or other property; provided that (i) 10% of such Class F common stock will be released at such time as the closing volume weighted average price of a share of the Class A common stock equals or exceeds $12.50 for any 20 trading days within any 30-day trading period and (ii) an additional 10% of such Class F common stock will be released at such time as the closing volume weighted average price of a share of the Class A common stock equals or exceeds $15.00 for any 20 trading days within any 30-day trading period.

In addition, pursuant to the Sponsor Agreement, Sponsor agreed at the closing of the Merger to (i) convert approximately $8.3 million of working capital loans into approximately 830,300 shares of TLG common stock and 415,150 shares of TLG preferred stock and (ii) convert the remaining $1.5 million of working capital loans into 1,000,000 warrants with terms identical to the terms of the Sponsor IPO Private Placement Warrants.

Support Agreement

Concurrently with the execution of the Merger Agreement, TLG, Electriq and the Supporting Electriq Stockholders entered into the Support Agreement. The Support Agreement provides that each Supporting Electriq Stockholder will, among other things, vote at any meeting of the stockholders of Electriq or by written consent all of its Electriq common stock and/or Electriq pre-2023 preferred stock, as applicable, held of record or thereafter acquired (i) in favor of the Business Combination and the transactions contemplated by the Merger Agreement (including the conversion of outstanding shares of preferred stock into Electriq common stock immediately prior to the Closing), (ii) in favor of any proposal to adjourn a meeting of the Electriq equityholders at which there is a proposal to adopt the Merger Agreement if there are insufficient votes to adopt the proposals described in clause (i) above or if there are insufficient shares of Electriq’s common stock and preferred stock present in person or represented by proxy to constitute a quorum, (iii) against any proposal, offer, or submission with respect to a competing transaction, (iv) in any other circumstances upon which a consent or other approval is required under Electriq’s certificate of incorporation or bylaws or otherwise sought with respect to the Merger Agreement (including the Business Combination and the preferred stock conversion), to vote, consent or approve all of such stockholder’s Electriq shares held at such time in favor thereof, (v) against and withhold consent with respect to any merger, purchase of all or substantially all of Electriq’s assets or other business combination transaction (other than the Merger Agreement) and (vi) against any proposal, action or agreement that would impede, frustrate, prevent or nullify any provision of the Support Agreement, the Merger Agreement, the Business Combination or the preferred stock conversion; and to be bound by certain transfer restrictions with respect to Electriq securities, in each case, on the terms and subject to the conditions set forth in the Support Agreement. The shares of Electriq capital stock that are owned by the Supporting Electriq Stockholders and subject to the Support Agreement represent approximately 56% of the outstanding shares of Electriq common stock and approximately 66% of the outstanding shares of Electriq pre-2023 preferred stock. The execution and delivery of written consents by all of the Supporting Electriq Stockholders will constitute the Electriq stockholder approval at the time of such delivery.

Lock-up Agreements

First Lock-up Agreement

In connection with the execution of the Merger Agreement, certain Electriq stockholders, John Michael Lawrie and certain other purchasers of TLG’s equity securities entered into lock-up agreements (each, as amended, a “First Lock-up Agreement”) with Electriq and TLG in connection with the Business Combination. Pursuant to the First Lock-up Agreements, certain Electriq stockholders agreed, among other things, that their shares of TLG capital stock received as merger consideration (excluding approximately 5% of the TLG Class A common stock received by such stockholder in connection with the Business Combination but including (a) shares of TLG Class A common stock into which the Lawrie Notes will be converted and (b) shares of TLG Class A common stock received by a holder in connection with any subscription for shares of TLG Class A common stock made in connection with the Business Combination) (such shares, the “First Restricted Securities”) may not be transferred until the earlier to occur of (i) one year following Closing and (ii) the date after the Closing on which TLG completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of TLG stockholders having the right to exchange their equity holdings in TLG for cash, securities or other property (such period, the “First Lock-Up Period.”) Notwithstanding the foregoing, if, after the closing of the Business Combination, (i) the volume weighted average price of New Electriq common stock equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 consecutive trading day period, 10% of the First Restricted Securities of those Electriq stockholders is released from the Lock-Up Period and (ii) the volume weighted average price of New Electriq common stock equals or exceeds $15.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 consecutive trading day period, an additional 10% of the First Restricted Securities of each of those Electriq stockholders will be released from the First Lock-Up Period. Based on a number of assumptions, as set forth in the section entitled “Beneficial Ownership of Securities” under the “no redemption” scenario, the 16,282,865 shares of Class A common stock to be received as merger consideration by the Electriq stockholders party to the First Lock-up Agreements will represent approximately 38% of the total shares of New Electriq common stock outstanding. The forms of First Lock-up Agreement, First Amendment to First Lock-up Agreement and Second Amendment to First Lock-up Agreement are attached to this joint proxy statement/ consent solicitation statement/prospectus as Annex H, Annex H-1 and Annex H-2, respectively.

Second Lock-up Agreement

In connection with the Merger Agreement, certain Electriq stockholders and noteholders entered into lock-up agreements (each, as amended, a “Second Lock-up Agreement”) with Electriq and TLG. Pursuant to the Second Lock-up Agreements, certain Electriq stockholders and noteholders agreed, among other things, that their shares of TLG capital stock (such shares, the “Second Restricted Securities”) received (a) in exchange for their shares of Electriq capital stock pursuant to the Private Capital Raise or (b) if such holders invests at the Closing but only to the extent that such holders receive such shares in connection with such investment may not be transferred until the earlier to occur of (i) nine (9) month anniversary of the Closing and (ii) the date after the Closing on which TLG completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of TLG stockholders having the right to exchange their equity holdings in TLG for cash, securities or other property (such period, the “Second Lock-up Period”); provided that 25% of the Second Restricted Securities shall be released from the Second Lock-up Period at the three (3) month anniversary of the Closing. Based on a number of assumptions, as set forth in the section entitled “Beneficial Ownership of Securities” under the “no redemption” scenario, the 2,609,928 shares of Class A common stock to be received by the Electriq stockholders and noteholders parties to the Second Lock-up Agreements will represent approximately 6% of the total shares of New Electriq common stock outstanding. The form of Second Lock-up Agreement is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex I.

Registration Rights Agreement

The Merger Agreement contemplates that, at the Closing, TLG, Sponsor, RBC and certain stockholders of Electriq will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, TLG will agree to register for resale, pursuant to Rule 415 under the Securities Act, shares of Class A common stock that are held by the parties thereto from time to time, and Private Placement Warrants (including shares issuable upon the conversion of warrants). Pursuant to the Registration Rights Agreement, TLG agrees to file a shelf registration statement registering the resale of the Class A common stock within 45 days of the Closing of the Business Combination. Up to four times in any 12-month period, certain legacy Electriq equityholders and Sponsor stockholders may request to sell all or any portion of their Registrable Securities (as defined in the Registration Rights Agreement) in an underwritten offering so long as the total offering price is reasonably expected to exceed $30.0 million. TLG also agrees to provide customary “piggyback” registration rights, subject to certain requirements and customary conditions. The Registration Rights Agreement also provides that TLG will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities.

Stockholders’ Agreement

The Merger Agreement provides that, at the Closing, New Electriq, Sponsor and certain former Electriq equityholders (the “Stockholder Agreement Parties”) will enter into a Stockholders’ Agreement (the “Stockholders’ Agreement”), the form of which is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex J, pursuant to which Greensoil and a fund managed by Greensoil (together, “Greensoil Entity”) and Sponsor will have the right to designate nominees for election to New Electriq’s board of directors and certain nonvoting board observers subject to certain date expirations and beneficial ownership requirements. Sponsor and Greensoil Entity will each be entitled to nominate 1 director until the date upon which each of Sponsor’s and Greensoil’s Entity initial ownership interest of the issued and outstanding common stock of New Electriq (“Initial Ownership Interest”) decreases such that Sponsor and Greensoil Entity own less than 50% of their Initial Ownership Interest. Subject to the forgoing, Sponsor and Greensoil Entity will have the right to designate the replacement for any of its designees whose board service has terminated prior to the end of such director nominee’s term. Sponsor and Greensoil Entity will each be entitled to designate one non-voting board observer until the date upon which each of Sponsor and Greensoil Entity hold less than 1% of the issued and outstanding common stock of New Electriq.

Insider Letter Agreement

Sponsor, the officers and directors of TLG and an affiliate of Sponsor have entered into a letter agreement with TLG pursuant to which they have agreed to waive their Redemption Rights with respect to any TLG common stock held by them in connection with (x) the completion of the Business Combination and (y) a stockholder vote to amend TLG’s Existing Charter (A) to modify the substance or timing of its obligation to allow redemption in connection with the Business Combination or to redeem 100% of the Public Shares if we do not complete its initial business combination within 24 months from the closing of this offering or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity; and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to any Class F common stock held by them if it fails to complete its initial business combination within 24 months from the closing of this offering (although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if it fails to complete its initial business combination within the prescribed time frame) and not to transfer the Private Placement Warrants and the respective Class A common stock underlying such warrants, until 30 days after the completion of the initial business combination, subject to certain permitted exceptions. Sponsor, our officers and directors and an affiliate of Sponsor agreed to this waiver to induce potential targets to enter into a business combination. Such waivers are common in transactions of this type and Sponsor, our officers and directors and an affiliate of Sponsor and did not receive separate consideration for the waiver.

In addition, Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent registered public accounting firm) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay our taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, Sponsor will not be responsible to the extent of any liability for such third-party claims. We have not independently verified whether Sponsor has sufficient funds to satisfy its indemnity obligations and believe that Sponsor’s only assets are equity interests in TLG and, therefore, Sponsor may not be able to satisfy those obligations.

In connection with the Sponsor Agreement, the transfer restrictions of Section 7 of the Insider Letter Agreement applicable to Sponsor, the affiliate of Sponsor and the officers and directors have been amended. See the section entitled “—Support Agreement.”

Proposed Charter Amendment

Pursuant to the terms of the Merger Agreement, in connection with the consummation of the Merger, TLG will amend the Existing Charter to, among other things, change the authorized capital stock, amend the required vote for bylaw amendments, permit the removal of directors with or without cause, permit stockholder action by written consent, provide for officer exculpation for certain matters and eliminate certain provisions in the Existing Charter relating to the initial Business Combination and other matters relating to TLG’s status as a blank check company that will no longer be applicable to us following the Closing. A copy of the Proposed Charter is attached as Annex B to this joint proxy statement/consent solicitation statement/prospectus. In addition, we will amend the Existing Charter to change the name of the corporation to “Electriq Power Holdings, Inc.”

For more information, see the section entitled “Proposal Number 2—The Charter Proposal.”

Amended and Restated Bylaws

Pursuant to the terms of the Merger Agreement, in connection with the consummation of the Business Combination, TLG will amend and restate its bylaws. For more information regarding the rights of Electriq equityholders under New Electriq’s bylaws, see “Comparison of Stockholders’ Rights.”

New Employment Agreements

It is the intention of TLG to enter into employment agreements with certain executive officers of Electriq, which will be effective upon the completion of the Business Combination and assignable to New Electriq or its affiliates. For a description of these agreements see “Management of New Electriq Following the Business Combination.”

Financings Transactions

For information about the Financing Transactions, please see the section entitled “Summary of the Joint Proxy Statement/Consent Solicitation Statement/Prospectus —Recent Developments.”

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of U.S. federal income tax considerations for U.S. Holders and Non-U.S. Holders (each as defined below, and together, “Holders”) of, as applicable and referenced below (i) the Merger, (ii) the subsequent ownership and disposition of TLG capital stock following the Merger, and (iii) a Redemption pursuant to the exercise of the Redemption Rights. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax considerations discussed below. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax considerations of the Merger, the subsequent ownership and disposition of TLG capital stock following the Merger, or a Redemption pursuant to the exercise of the Redemption Rights.

This discussion is limited to a Holder that holds its Electriq capital stock, TLG capital stock, or Public Shares, as the case may be, as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations relevant to the particular circumstances of Holders, including the impact of the alternative minimum tax, the Medicare contribution tax on net investment income, or the Foreign Account Tax Compliance Act. Except as described below, this discussion assumes that the exchange of the Electriq cumulative preferred stock for TLG preferred stock will be treated as a transaction separate from the exchange of Electriq common stock for TLG common stock for U.S. federal income tax purposes. This discussion also does not address the effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws. In addition, it does not address considerations relevant to Holders subject to special rules, including, without limitation:

•	banks;

•	certain financial institutions;

•	regulated investment companies or real estate investment trusts;

•	insurance companies;

•	brokers, dealers or traders in securities;

•	traders in securities that elect mark to market;

•	tax-exempt organizations or governmental organizations;

•	U.S. expatriates or former citizens or long-term residents of the United States;

•	persons that hold their Electriq capital stock, TLG capital stock, or Public Shares as part of a straddle, constructive sale, hedge, wash sale, conversion or other integrated or similar transaction;

•	persons that actually or constructively own ten percent or more (by vote or value) of Electriq’s or TLG’s equity (except as specifically provided below), or any holders of Founder Shares;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	persons deemed to sell the Electriq capital stock, TLG capital stock, or Public Shares under the constructive sale provisions of the Code;

•	persons who acquired their Electriq capital stock, TLG capital stock, or Public Shares pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes participates in the Merger, owns or disposes of TLG capital stock, or exercises the Redemption Rights, the tax treatment of an owner of such an entity or arrangement will depend on the status of the owner, the activities of the entity or arrangement and certain determinations made at the owner level. Accordingly, each entity or arrangement treated as a partnership for U.S. federal income tax purposes that participates in the Merger, owns or disposes of TLG capital stock, or exercises the Redemption Rights and each owner in such an entity or arrangement is urged to consult its tax advisor regarding the U.S. federal income tax considerations of the Merger, ownership and disposition of TLG capital stock, or a Redemption pursuant to the exercise of the Redemption Rights, as the case may be.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Electriq capital stock, TLG capital stock, or Public Shares, as applicable, who or that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity or arrangement taxable as a corporation) that is created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of Electriq capital stock, TLG capital stock, or Public Shares (other than an entity or arrangement classified as a partnership for U.S. federal income tax purposes), as applicable, that is not a U.S. Holder.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE MERGER, OWNERSHIP AND DISPOSITION OF TLG CAPITAL STOCK, OR A REDEMPTION PURSUANT TO THE EXERCISE OF THE REDEMPTION RIGHTS. EACH HOLDER IS URGED TO CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSIDERATIONS TO SUCH HOLDER OF THE MERGER, OWNERSHIP AND DISPOSITION OF TLG CAPITAL STOCK, OR A REDEMPTION PURSUANT TO THE EXERCISE OF REDEMPTION RIGHTS, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL NON-INCOME, STATE AND LOCAL AND NON-U.S. TAX LAWS.

Merger

The discussion under this heading, “—Merger,” constitutes the opinion of Ellenoff Grossman & Schole LLP, insofar as it discusses the material U.S. federal income tax considerations applicable to U.S. Holders of Electriq capital stock as a result of the Merger, based on, and subject to, customary assumptions, qualifications and limitations, and the assumptions, qualifications and limitations in this section titled “U.S. Federal Income Tax Considerations” and in the opinion included as Exhibit 8.2 hereto, as well as representations by TLG and Electriq.

U.S. Holders

The Merger Qualifies as a Reorganization

The parties have structured the Merger to be treated as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code, and the parties to the Merger Agreement have agreed to report the Merger in a manner consistent with such tax treatment to the extent permitted under applicable law. Neither TLG nor Electriq has requested, and neither intends to request, any ruling from the IRS as to the U.S. federal income tax considerations of the Merger. Furthermore, the obligations of TLG and Electriq to complete the Merger are not conditioned on the receipt of opinions from counsel to the effect that the Merger will qualify as a reorganization for U.S. federal income tax purposes. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. Accordingly, each U.S. Holder is urged to consult its tax advisor with respect to its particular tax considerations in connection with the Merger.

Exchange of Electriq Common Stock for TLG Common Stock

Assuming the Merger is treated as a reorganization within the meaning of Section 368(a) of the Code, a U.S. Holder that exchanges its Electriq common stock for TLG common stock in the Merger generally will not recognize gain or loss in the transaction. The aggregate tax basis in the TLG common stock that a U.S. Holder receives pursuant to the Merger will equal its aggregate adjusted tax basis in the Electriq common stock it surrenders, plus any gain recognized, minus the amount of cash received. A U.S. Holder’s holding period for the TLG common stock that it receives pursuant to the Merger will include the U.S. Holder’s holding period for the Electriq common stock it surrenders.

Subject to the discussion below regarding potential dividend treatment, with respect to a U.S. Holder, any such capital gain generally will be long-term capital gain provided that the U.S. Holder satisfies certain holding period requirements. Long-term capital gains recognized by individuals and other non-corporate U.S. Holders generally will be eligible to be taxed at reduced rates.

Notwithstanding the above, in certain circumstances, if a U.S. Holder actually or constructively own TLG common stock other than TLG common stock received pursuant to the Merger, the recognized gain could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such gain would be treated as dividend income. Because the possibility of dividend treatment depends upon each U.S. Holder’s particular circumstances, including the application of constructive ownership rules, each U.S. Holder is urged to consult its tax advisor regarding the application of the foregoing rules to its particular circumstances.

Each U.S. Holder that exchanges Electriq common stock for TLG common stock in the Merger is urged to consult its tax advisor regarding the U.S. federal income tax considerations to it if the Merger is treated as a reorganization within the meaning of Section 368(a) of the Code.

The Merger Does Not Qualify as a Reorganization

If, contrary to expectations, the Merger does not qualify as a reorganization within the meaning of Section 368(a) of the Code, the Merger will be a taxable transaction for U.S. federal income tax purposes.

A U.S. Holder will recognize capital gain or loss in an amount equal to the difference between (i) the fair market value of the TLG common stock received in the Merger and (ii) the adjusted tax basis in the Electriq common stock exchanged therefor. Gain or loss will be calculated separately for each block of Electriq capital stock (generally capital stock acquired at the same cost in a single transaction) surrendered. With respect to a U.S. Holder, any such capital gain or loss generally will be long-term capital gain or loss provided that the U.S. Holder satisfies certain holding period requirements. Long-term capital gains recognized by individuals and other non-corporate U.S. Holders generally will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. A U.S. Holder generally will have an aggregate tax basis in the TLG common stock received equal to the fair market value of such shares received as of the date such shares are received, and the U.S. Holder’s holding period in such shares would begin on the day following the date of the Merger.

The discussion above assumes that Section 304 of the Code is not applicable to the Merger because former holders of Electriq common stock who, in the aggregate, owned Electriq common stock possessing at least 50% of the total combined voting power of all common stock of Electriq, will not also own at least 50% of the total combined voting power of TLG following the Merger. Each U.S. Holder is urged to consult its own tax advisors regarding the possibility and consequences of the application of Section 304 of the Code to them.

Each U.S. Holder that exchanges Electriq common stock for TLG common stock in the Merger is urged to consult its tax advisor regarding the U.S. federal income tax considerations to it if, contrary to expectations, the Merger does not qualify as a reorganization within the meaning of Section 368(a) of the Code.

Exchange of Electriq Cumulative Preferred Stock for TLG Preferred Stock

Assuming that (i) the exchange by a U.S. Holder of Electriq cumulative preferred stock for TLG preferred stock is treated as a separate transaction from any exchange of Electriq common stock for TLG common stock with respect to such U.S. Holder for U.S. federal income tax purposes and (ii) the Electriq cumulative preferred stock and TLG preferred stock are treated as debt for U.S. federal income tax purposes, the exchange of Electriq cumulative preferred stock for TLG preferred stock generally would be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder exchanging Electriq cumulative preferred stock for TLG preferred stock pursuant to the Merger in a taxable transaction would be treated in the same manner as described under the heading “—The Merger Does Not Qualify as a Reorganization” above, provided that amounts treated as accrued and unpaid interest would result in ordinary income. Each U.S. Holder exchanging Electriq cumulative preferred stock for TLG preferred stock is urged to consult its tax advisor regarding the U.S. federal income tax considerations to it of exchanging Electriq cumulative preferred stock for TLG preferred stock.

Ownership and Disposition of TLG Capital Stock

The discussion under this heading, “—Ownership and Disposition of TLG Capital Stock,” constitutes the opinion of Gibson, Dunn & Crutcher LLP, insofar as it discusses the material U.S. federal income tax considerations applicable to Holders of TLG capital stock in connection with their ownership and disposition of TLG capital stock following the Merger, based on, and subject to, customary assumptions, qualifications and limitations, and the assumptions, qualifications and limitations in this section titled “U.S. Federal Income Tax Considerations” and in the opinion included as Exhibit 8.1 hereto, as well as representations by TLG and Electriq.

TLG Common Stock

Distributions

The gross amount of any distribution on the TLG common stock that is made out of the Company’s current and accumulated profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. Holder as ordinary dividend income on the date such distribution is actually or constructively received by such U.S. Holder. Any dividends received by a corporate U.S. Holder generally will be eligible for the dividends received deduction if the requisite holding period is satisfied. With respect to individuals and other non-corporate U.S. Holders and with certain exceptions, dividends may be “qualified dividend income,” which is taxed at a preferential long-term capital gain rate provided that the U.S. Holder satisfies certain holding period requirements.

With respect to a Non-U.S. Holder, distributions on the TLG common stock, to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, the Company will be required to withhold tax from the gross amount of the dividend at a rate of 30% (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items.

To the extent that the amount of any distribution on the TLG common stock exceeds the Company’s current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital, reducing the adjusted basis of the Holder’s TLG common stock, and to the extent the amount of the distribution exceeds the Holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange as described below under “—Sale or Exchange.”

Sale or Exchange

A U.S. Holder generally will recognize capital gain or loss on the sale or exchange of TLG common stock in an amount equal to the difference between the amount realized on the sale or exchange and such U.S. Holder’s adjusted tax basis in the TLG common stock. Any such capital gain or loss generally will be long-term capital gain or loss provided that the U.S. Holder satisfies certain holding period requirements. Long-term capital gains recognized by individuals and other non-corporate U.S. Holders generally will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal income tax considerations to it of a sale or exchange of its TLG common stock.

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale or exchange unless:

(i)

the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

(ii)	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the sale or exchange and certain other requirements are met; or

(iii)

the Company is or has been a United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the sale or exchange or the period that the Non-U.S. Holder held the TLG common stock and, in the case where the Company’s shares are treated as regularly traded on an established securities market, the Non-U.S. Holder has owned, directly or constructively, more than 5% of the Company‘s shares at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. Holder‘s holding period for the shares. There can be no assurance that the Company’s shares will be treated as regularly traded on an established securities market for this purpose.

Gain described in the first romanette above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to a U.S. Holder, unless an applicable tax treaty provides otherwise. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second romanette above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S.-source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

The Company does not expect to be a United States real property holding corporation in the immediately foreseeable future.

Each Non-U.S. Holder is urged to consult its tax advisor regarding the U.S. federal income tax considerations to it of a sale or exchange of its TLG common stock, including with respect to potentially applicable income tax treaties that may provide for different rules.

Treatment of the TLG Preferred Stock as Debt or Equity

The characterization of an instrument as debt or equity for U.S. federal income tax purposes is dependent upon the analysis of all of the facts and circumstances. No single fact or criteria is determinative of the issue. Among the factors which courts have analyzed in considering the characterization of an instrument are the following: (i) the name given to the documents evidencing the instrument; (ii) the existence of a fixed and reasonably proximate maturity date; (iii) the existence of a fixed or determinable rate of interest, the payment of which is not dependent upon the profits of the issuer; (iv) the existence of adequate remedies in favor of the holder in the event of a default in the payment; (v) the subordination of the payment of the instrument in question to the claims of other creditors; (vi) the participation in the management or control of the business of the issuer by the holder; (vii) the state law characterization of the instrument and its treatment by the parties; (viii) the intent of the parties; (ix) whether the issuer is inadequately capitalized; (x) the existence of security for the instrument which is reasonably expected to provide a source of its repayment in whole or in part, and the ability of the issuer to comply with the payment terms of the instrument; (xi) the existence of guarantees or other similar arrangements provided by shareholders or other related persons; (xii) the history of payment on the obligation and the practices of the holder in enforcing remedies on default; (xiii) the intended use by the issuer of the funds received in exchange for issuing the instrument; and (xiv) the existence of a bona-fide business purpose in issuing the instrument.

Based on the terms of the TLG preferred stock and analyzing the factors described above, the TLG preferred stock is expected to be treated as debt for U.S. federal income tax purposes. However, no ruling is being obtained from the IRS concerning the classification of the TLG preferred stock as debt or equity. The following discussion assumes that the TLG preferred stock will be treated as debt that is not a contingent payment debt instrument for U.S. federal income tax purposes. Recharacterization of the TLG preferred stock as equity for U.S. federal income tax purposes may cause the tax considerations to Holders of TLG preferred stock to differ. Each Holder is urged to consult with its tax advisor regarding the effect on it of the tax treatment of the TLG preferred stock.

U.S. Holders

Accruing Dividends

The TLG preferred stock will be treated as issued with “original issue discount” (“OID”) if the stated redemption price at maturity of the TLG preferred stock exceeds its issue price by more than the statutorily defined “de minimis amount.” The “stated redemption price at maturity” of the TLG preferred stock is the total of all payments provided by the TLG preferred stock that are not payments of “qualified stated interest.” Generally, an interest payment on a debt instrument is “qualified stated interest” if it is one of a series of stated interest payments on such debt instrument that are unconditionally payable at least annually at a single fixed rate applied to the outstanding principal amount of the debt instrument. Because the terms of the TLG preferred stock provide for an accruing dividend, “paid in kind,” such dividend on the TLG preferred stock is not qualified stated interest and the TLG preferred stock are therefore expected to be issued with OID.

Accordingly, a U.S. Holder (regardless of such U.S. Holder’s regular method of accounting) generally will be required to include in gross income (as ordinary income) any OID as it accrues on a constant yield to maturity basis, before the U.S. Holder’s receipt of cash payments attributable to this income. The amount of OID includible in gross income for a taxable year will be the sum of the daily portions of OID with respect to the TLG preferred stock for each day during that taxable year on which such U.S. Holder holds the TLG preferred stock. The amount of OID that will accrue during an accrual period is the product of the “adjusted issue price” of a share of TLG preferred stock at the beginning of the accrual period multiplied by the “yield to maturity” of the TLG preferred stock less the amount of any qualified stated interest allocable to such accrual period. The “adjusted issue price” of a share of TLG preferred stock at the beginning of an accrual period will equal its issue price, increased by the aggregate amount of OID that has accrued on the TLG preferred stock in all prior accrual periods, and decreased by any payments made during all prior accrual periods of amounts included in the stated redemption price at maturity of the TLG preferred stock.

The rules regarding OID are complex. Accordingly, each U.S. Holder is urged to consult its tax advisor regarding the treatment of the accruing dividend and the application of the OID rules.

Sale or Exchange

Upon the sale or exchange (including the mandatory redemption upon the third anniversary of the issuance) of the TLG preferred stock, a U.S. Holder will recognize capital gain or loss equal to the difference, if any, between (i) the amount realized on the sale or exchange (other than amounts attributable to accrued but unpaid interest, which will be taxed as interest to the extent not previously included in income, as described above) and (ii) the U.S. Holder’s adjusted tax basis in the TLG preferred stock. A U.S. Holder’s adjusted tax basis in the TLG preferred stock generally will equal the cost of such stock to the U.S. Holder, increased by any OID previously included in income.

With respect to a U.S. Holder, any such capital gain or loss generally will be long-term capital gain or loss provided that the U.S. Holder satisfies certain holding period requirements. Long-term capital gains recognized by individuals and other non-corporate U.S. Holders generally will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

The following discussion applies only to Non-U.S. Holders, and assumes that no item of income, gain, deduction or loss derived by the Non-U.S. Holder in respect of TLG preferred stock at any time is effectively connected with the conduct of a U.S. trade or business. Non-U.S. Holders engaged in the conduct of a U.S. trade or business should consult their tax advisors about the U.S. federal income tax and branch profits tax consequences of owning and disposing (including the mandatory redemption upon the third anniversary of the issuance) of the TLG preferred stock.

Accruing Dividends

Subject to the discussion below under the heading “—Information Reporting and Backup Withholding,” payments of interest (including OID and amounts treated as interest, such as the accruing dividend) in respect of the TLG preferred stock to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax, provided that:

•	the Non-U.S. Holder does not actually or constructively own 10% or more of TLG’s voting stock;

•	the Non-U.S. Holder is not a “controlled foreign corporation” that is, directly or indirectly, related to TLG through stock ownership;

•	the Non-U.S. Holder is not a bank that is receiving the interest on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•

the Non-U.S. Holder, or each securities clearing organization, bank, or other financial institution that holds the TLG preferred stock on behalf of such Non-U.S. Holder in the ordinary course of its trade or business in the chain between the Non-U.S. Holder and the applicable withholding agent, complies with applicable identification requirements (generally by providing a properly completed and duly executed IRS Form W-8BEN or W-8BEN-E (or suitable successor or substitute form)) to establish that the holder is a Non-U.S. Holder.

If the requirements described above are not satisfied, a 30% withholding tax will apply to the gross amount of interest (including OID and amounts treated as interest, such as the accruing dividend) on the TLG preferred stock that is paid to a Non-U.S. Holder, unless an applicable income tax treaty reduces or eliminates such tax, and the Non-U.S. Holder claims the benefit of that treaty by providing a properly completed and duly executed IRS Form W-8BEN or W-8BEN-E (or suitable successor or substitute form) establishing qualification for benefits under the treaty.

Each Non-U.S. Holder is urged to consult its tax advisor as to the U.S. federal income tax considerations to it of the treatment of the accruing dividend.

Sale or Exchange

Any gain recognized on the sale or exchange (including the mandatory redemption upon the third anniversary of the issuance) of the TLG preferred stock will be treated as described under the heading “—Exercise of the Redemption Rights—Non-U.S. Holders—Taxation of the Redemption as a Sale or Exchange” below.

Exercise of the Redemption Rights

The discussion under this heading, “—Exercise of the Redemption Rights,” constitutes the opinion of Gibson, Dunn & Crutcher LLP, insofar as it discusses the material U.S. federal income tax considerations applicable to Holders of TLG common stock in connection with a Redemption pursuant to the exercise of the Redemption Rights, based on, and subject to, customary assumptions, qualifications and limitations, and the assumptions, qualifications and limitations in this section titled “U.S. Federal Income Tax Considerations” and in the opinion included as Exhibit 8.2 hereto, as well as representations by TLG and Electriq.

Generally

The U.S. federal income tax considerations to a Holder that exercises its Redemption Rights depend on whether the Redemption qualifies as a sale or exchange of Public Shares under Section 302 of the Code.

Whether a Redemption qualifies for sale or exchange treatment depends largely on the total number of shares of the Company’s stock treated as held by the Holder before and after the Redemption (including any stock of the Company treated as constructively owned by the Holder as a result of owning Public Warrants) relative to all of the stock of the Company outstanding both before and after the Redemption. A Holder’s Redemption generally will be treated as a sale or exchange of Public Shares (rather than as a corporate distribution) if the Redemption satisfies one of the following tests: The Redemption (1) is “substantially disproportionate” with respect to the Holder, (2) results in a “complete termination” of the Holder’s interest in the Company, or (3) is “not essentially equivalent to a dividend” with respect to the Holder (the “Section 302(b) Tests”).

For a Redemption to be substantially disproportionate with respect to a Holder, the percentage of the Company’s outstanding voting stock actually and constructively owned by such Holder immediately following the Redemption must, among other requirements, be less than eighty percent (80%) of the percentage of the Company’s outstanding voting stock actually and constructively owned by the Holder as of immediately before the Redemption (taking into account Redemptions by other Holders).

There will be a complete termination of a Holder’s interest in the Company if all of the Public Shares actually owned by the Holder are redeemed and the Holder does not constructively own any other Public Shares (including any stock constructively owned by the Holder as a result of owning Public Warrants).

A Redemption will not be essentially equivalent to a dividend with respect to a Holder if the Redemption results in a “meaningful reduction” of the Holder’s proportionate interest in the Company. Whether the redemption will result in a meaningful reduction in a Holder’s proportionate interest in the Company will depend on the particular facts and circumstances. The IRS has indicated in a published ruling, however, that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation may constitute such a “meaningful reduction” where such stockholder exercises no control over corporate affairs.

If none of the Section 302(b) Tests is satisfied, then the Redemption will be treated as a corporate distribution to the Holder.

Each Holder is urged to consult its tax advisor regarding the U.S. federal income tax considerations of a Redemption pursuant to the exercise of Redemption Rights, as well as the application of the Section 302(b) Tests.

U.S. Holders

Redemption Treated as a Sale or Exchange

If a Redemption satisfies one of the Section 302(b) Tests and is treated as a sale or exchange, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received in the Redemption and the U.S. Holder’s adjusted tax basis in the Public Shares redeemed. Any such capital gain or loss generally will be long-term capital gain or loss provided that the U.S. Holder satisfies certain holding period requirements. Long-term capital gains recognized by individuals and other non-corporate U.S. Holders generally will be eligible to be taxed at reduced rates. It is unclear, however, whether the Redemption Rights with respect to the Company’s Public Shares may suspend the running of the applicable holding period for this purpose. If the running of the holding period is suspended, then individuals and other non-corporate U.S. Holders may not be able to satisfy the holding period requirement for long-term capital gain treatment, in which case any gain on a sale or exchange would be subject to short-term capital gain treatment taxed at regular ordinary income tax rates. The deductibility of capital losses is subject to limitations.

A Holder that holds different blocks of Public Shares (including as a result of holding different blocks of Public Shares purchased or acquired on different dates or at different prices) is urged to consult its tax advisor regarding the U.S. federal income tax considerations of a Redemption treated as a sale or exchange.

Redemption Treated as a Distribution

If a Redemption does not satisfy any of the Section 302(b) Tests and is treated as a corporate distribution with respect to a U.S. Holder, the amount of cash received in the Redemption generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Distributions in excess of the Company’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its remaining Public Shares. Any remaining excess will be treated as gain realized on the sale or exchange of Public Shares and will be treated as described above under the section entitled “U.S. Holders—Redemption Treated as a Sale or Exchange.”

Any remaining tax basis the U.S. Holder had in the redeemed Public Shares will be added to the U.S. Holder’s adjusted tax basis in its remaining shares of the Company’s stock or, if it has none, to the U.S. Holder’s adjusted tax basis in its Public Warrants or possibly in other shares of the Company’s stock constructively owned by it.

Any dividends received by a corporate U.S. Holder generally will be eligible for the dividends received deduction if the requisite holding period is satisfied. With respect to individuals and other non-corporate U.S. Holders and with certain exceptions, dividends may be “qualified dividend income,” which is taxed at a preferential long-term capital gain rate provided that the U.S. Holder satisfies certain holding period requirements. It is unclear, however, whether the Redemption Rights with respect to the Company’s Public Shares may suspend the running of the applicable holding period for purposes of the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be. If the holding period requirements are not satisfied, then individuals and other non-corporate U.S. Holders will be subject to tax on such dividends at regular ordinary income tax rates.

Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal income tax considerations to it of a Redemption treated as a corporate distribution.

Non-U.S. Holders

Taxation of Redemption as a Sale or Exchange

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a Redemption that satisfies one of the Section 302(b) Tests and is treated as a sale or exchange, unless:

(i)

the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

(ii)	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the Redemption and certain other requirements are met; or

(iii)

the Company is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the Redemption or the period that the Non-U.S. Holder held Public Shares and, in the case where the Company’s Public Shares are treated as regularly traded on an established securities market, the Non-U.S. Holder has owned, directly or constructively, more than 5% of the Company’s Public Shares at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. Holder’s holding period for the Public Shares. There can be no assurance that the Company’s Public Shares will be treated as regularly traded on an established securities market for this purpose.

Gain described in the first romanette above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to a U.S. Holder, unless an applicable tax treaty provides otherwise. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second romanette above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S.-source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

The Company does not expect to be a United States real property holding corporation in the immediately foreseeable future.

Each Non-U.S. Holder is urged to consult its tax advisor regarding the U.S. federal income tax considerations to it of a Redemption treated as a sale or exchange, including with respect to potentially applicable income tax treaties that may provide for different rules.

Redemption Treated as a Distribution

If a Redemption does not satisfy any of the Section 302(b) Tests and is treated as a corporate distribution with respect to a Non-U.S. Holder, distributions, to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, the Company will be required to withhold tax from the gross amount of the dividend at a rate of 30% (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items.

Each Non-U.S. Holder is urged to consult its tax advisor regarding the U.S. federal income tax considerations to it of a Redemption treated as a distribution, including with respect to potentially applicable income tax treaties that may provide for different rules.

Because it may not be certain at the time of the Redemption of a Non-U.S. Holder whether the Redemption will be treated as a sale or exchange or as a corporate distribution under the Section 302(b) Tests, and because such determination will depend in part on a Non-U.S. Holder’s particular circumstances, the applicable withholding agent may not be able to determine whether (or to what extent) a Non-U.S. Holder is treated as receiving a dividend for U.S. federal income tax purposes. Therefore, the applicable withholding agent may withhold tax at a rate of thirty percent (30%) (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of any consideration paid to a Non-U.S. Holder in the Redemption, unless (a) the applicable withholding agent has established special procedures allowing a Non-U.S. Holder to certify that they are exempt from such withholding tax and (b) such Non-U.S. Holder is able to certify that they meet the requirements of such exemption (e.g., because such Non-U.S. Holder is not treated as receiving a dividend under the Section 302(b) Tests). There can be no assurance, however, that any applicable withholding agent will establish such special certification procedures. If an applicable withholding agent withholds excess amounts from the amount payable to a Non-U.S. Holder on a Redemption, such Non-U.S. Holder generally may obtain a refund of any such excess amounts by timely filing an appropriate claim for refund with the IRS.

Each Non-U.S. Holder is urged to consult its tax advisor regarding the application of the foregoing rules in light of its particular facts and circumstances and any applicable procedures or certification requirements.

Non-Exercise of the Redemption Rights

A Holder that does not exercise its Redemption Rights will continue to own its Public Shares, and will not recognize any income, gain or loss for U.S. federal income tax purposes solely as a result of the Business

Combination.

Information Reporting and Backup Withholding

Payments of cash to a Holder as a result of the Redemption may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. A Non-U.S. Holder may have to comply with certification procedures to establish that it is not a U.S. person to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a Holder’s U.S. federal income tax liability, and the Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

EACH HOLDER IS URGED TO CONSULT ITS TAX ADVISOR AS TO THE U.S. FEDERAL INCOME TAX CONSIDERATIONS TO IT OF THE RECEIPT OF TLG CAPITAL STOCK IN EXCHANGE FOR ELECTRIQ SHARES PURSUANT TO THE MERGER, THE OWNERSHIP AND DISPOSITION OF TLG CAPITAL STOCK, OR THE REDEMPTION OF ALL OR A PORTION OF SUCH HOLDER’S PUBLIC SHARES PURSUANT TO AN EXERCISE OF THE REDEMPTION RIGHTS, AS APPLICABLE.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to an Electriq stockholder who, for purposes of the Tax Act, holds the Electriq common stock, Electriq pre-2023 preferred stock, and SAFE (collectively the “Electriq Shares”) and will hold any TLG common stock acquired pursuant to the Merger Agreement, as capital property, deals at arm’s length with each of Electriq and TLG, and is not affiliated with Electriq or TLG, all for purposes of the Tax Act.

The Electriq Shares and the TLG common stock generally will be considered capital property to an Electriq stockholder for purposes of the Tax Act unless the Electriq stockholder holds such Electriq Shares or TLG common stock, as applicable, in the course of carrying on a business or the Electriq stockholder has acquired or holds them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act, the regulations thereunder (the “Tax Regulations”) in force on the date hereof, and counsel’s understanding of the current published administrative policies of the Canada Revenue Agency (the “CRA”). The summary takes into account all specific proposals to amend the Tax Act and the Tax Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and assumes that all Tax Proposals will be enacted in the form proposed. However, there is no certainty that the Tax Proposals will be enacted in the form currently proposed, if at all. The summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or other changes in administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may materially differ from Canadian federal income tax legislation or considerations.

This summary is generally applicable only to a holder of Electriq Shares, who, for the purposes of the Tax Act and at all relevant times (i) is resident, or deemed to be resident, in Canada for purposes of the Tax Act, and (ii) is not exempt from tax under Part I of the Tax Act (“Canadian Resident Shareholders”).

This summary is not applicable to a Canadian Resident Shareholder: (a) that is a “financial institution” (as defined in the Tax Act for the purposes of the “mark-to-market rules”); (b) that is a “specified financial institution” (as defined in the Tax Act); (c) an interest in which is, or whose Electriq Shares are, a “tax shelter investment” (as defined in the Tax Act); (d) who makes, or has made, a “functional currency” election under section 261 of the Tax Act; (e) that is a “foreign affiliate” (as defined in the Tax Act) of a taxpayer resident in Canada; (f) who acquired Electriq Shares under an employee stock option plan or other equity based employment compensation arrangement; (g) that has entered into or will enter into a “synthetic disposition agreement,” or a “derivative forward agreement,” as defined in the Tax Act with respect to Electriq Shares or TLG common stock; (h) if TLG or Electriq is at any time a “foreign affiliate” (as defined in the Tax Act) of such Canadian Resident Holder or of another corporation that does not deal at arm’s length with the Canadian Resident Holder for the purposes of the Tax Act; or (i) that receives dividends on its TLG common stock under or as part of a “dividend rental arrangement” (as defined in the Tax Act). Such Canadian Resident Holders should consult their own tax advisors.

This summary also does not apply to a holder of warrants to acquire common stock in Electriq and to a holder of Electriq convertible debentures.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal, business or tax advice or representations to any particular Electriq stockholder. Accordingly, Electriq stockholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

Currency Conversion

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Electriq Shares, or TLG common stock, including interest, dividends, adjusted cost base and proceeds of disposition must be converted into Canadian dollars based on the relevant exchange rate on the applicable date (as determined in accordance with the Tax Act) of the related acquisition, disposition or recognition of income.

Conversion of Electriq Pre-2023 Preferred Stock for Electriq Common Stock

The conversion of the Electriq pre-2023 preferred stock for Electriq common stock, pursuant to the terms of the Electriq pre-2023 preferred stock, is deemed not to be a disposition for purposes of the Tax Act and no capital gain nor capital loss would be recognized by that Canadian Resident Holder. The adjusted cost base attributable to the Electriq pre-2023 preferred stock should be added to the amount of adjusted cost base of the Electriq common stock that is held by the Canadian resident holder immediately after the conversion of the Electriq pre-2023 preferred stock.

Exchange of SAFE for Electriq Common Stock

The satisfaction of the right to receive the Electriq common stock, pursuant to the terms of the SAFE contract (the “SAFE Exchange”), is deemed not to be a disposition for purposes of the Tax Act and no capital gain nor capital loss would be recognized by that Canadian Resident Holder. The adjusted cost base attributable to the SAFE contract should be added to the amount of adjusted cost base of the Electriq common stock that is held by that Canadian Resident Holder immediately after the SAFE Exchange.

Disposition of Electriq Shares for TLG Common Stock

A Canadian Resident Shareholder whose Electriq common stock is exchanged for a number of shares of TLG Class A common stock equal to one (1) multiplied by the Exchange Ratio (the “TLG Share Exchange”) will generally not realize a capital gain (or a capital loss), unless such Canadian Resident Holder chooses to recognize any portion of a capital gain (or a capital loss) by including such amount in computing the Canadian Resident Holder’s income for the taxation year of the Canadian Resident Holder in which the TLG Share Exchange takes place, as described below.

Where a Canadian Resident Holder does not choose to recognize any portion of a capital gain (or capital loss) on the TLG Share Exchange, the Canadian Resident Holder will be deemed to have disposed of the Canadian Resident Holder’s Electriq common stock for proceeds of disposition equal to the adjusted cost base of this common stock held by such Canadian Resident Holder, determined immediately before the exchange of the Electriq common stock, and the Canadian Resident Holder will be deemed to have acquired the TLG common stock at an aggregate cost equal to such adjusted cost base of the Electriq common stock so exchanged. Pursuant to the CRA’s current administrative practice, a Canadian Resident Holder who receives cash not exceeding C$200 in lieu of a fractional share will have the option of recognizing the capital gain or capital loss arising on the disposition of the fractional share or alternatively of reducing the adjusted cost base of the TLG common stock acquired by the amount of cash so received. The cost of such TLG common stock will be averaged with the adjusted cost base of all other TLG common stock (if any) held by the Canadian Resident Holder as capital property at that time for the purpose of determining the adjusted cost base of each TLG common stock held by that Canadian Resident Holder.

Where a Canadian Resident Holder chooses to recognize any portion of a capital gain (or a capital loss) on the TLG Share Exchange, the Canadian Resident Holder will realize a capital gain (or a capital loss) equal to the amount, if any, by which the fair market value of the TLG common stock received is greater (or is less) than the aggregate of the adjusted cost base of the Electriq common stock to the Canadian Resident Holder, determined immediately before the TLG Share Exchange, and any reasonable costs of disposition. A general description of the taxation of capital gains and capital losses is set out below under “Taxation of Capital Gains and Capital

Losses.” The cost to a Resident Holder of the TLG common stock acquired on the TLG Share Exchange in these circumstances will equal the fair market value of such TLG common stock at the time of such exchange. This cost will generally be averaged with the adjusted cost base of all other TLG common stock (if any) held by the Canadian Resident Holder at that time as capital property for the purpose of determining the adjusted cost of each TLG common stock held by the Canadian Resident Holder.

Dividends on TLG common stock

A Canadian Resident Shareholder will be required to include in computing such Canadian Resident Shareholder’s income for a taxation year the amount of any dividends including amounts deducted for foreign withholding tax, if any, received on the TLG common stock. Dividends received on TLG common stock by a Canadian Resident Shareholder who is an individual will not be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received from taxable Canadian corporations. A Canadian Resident Shareholder that is a corporation will be required to include dividends received on TLG common stock in computing its income and will not be entitled to deduct the amount of such dividends in computing its taxable income.

To the extent that foreign withholding tax is payable by a Canadian Resident Shareholder in respect of any dividends received on TLG common stock, the Canadian Resident Shareholder may be eligible for a foreign tax credit or deduction under the Tax Act to the extent and under the circumstances described in the Tax Act. Canadian Resident Shareholders should consult their own tax advisors regarding the availability of a foreign tax credit or deduction in their particular circumstances.

Disposition of TLG common stock

A disposition or deemed disposition of TLG common stock by a Canadian Resident Shareholder (including on a purchase of TLG common stock for cancellation by TLG) will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Canadian Resident Shareholder of their TLG common stock immediately before the disposition. See “Taxation of Capital Gains and Losses” below.

Taxation of Capital Gains and Losses

Generally, a Canadian Resident Shareholder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by it in that year. A Canadian Resident Shareholder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Canadian Resident Shareholder in that year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years to the extent and under the circumstances specified in the Tax Act.

United States tax, if any, levied on any gain realized on a disposition of the TLG common stock may be eligible for a foreign tax credit or deduction under the Tax Act to the extent and under the circumstances described in the Tax Act. Canadian Resident Shareholders should consult their own tax advisors with respect to the availability of a foreign tax credit or deduction, having regard to their own particular circumstances.

Other Income Taxes

A Canadian Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) or a “substantive CCPC” (as proposed to be defined in the Tax Act in the draft legislation released by the Minister of Finance (Canada) on August 9, 2022) may be liable to pay a tax (refundable under certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year, including taxable capital gains.

In general terms, a Canadian Resident Holder that is an individual (other than certain trusts) that realizes a capital gain on the disposition or deemed disposition of the Electriq Shares or the TLG common shares may be liable for alternative minimum tax under the Tax Act. The 2022 Federal Budget (Canada) announced an intention to revise the minimum tax rules and such intention was confirmed in the federal government’s November 3, 2022 Fall Economic Statement but no draft legislation has been released to date. Canadian Resident Holders who are individuals should consult their own tax advisors in this regard.

Offshore Investment Fund Property Rules

The Tax Act contains provisions (the “OIF Rules”) which, in certain circumstances, may require a Canadian Resident Shareholder to include an amount in income in each taxation year in respect of the acquisition and holding of TLG common stock if (1) the value of such TLG common stock may reasonably be considered to be derived, directly or indirectly, primarily from portfolio investments in: (i) shares of the capital stock of one or more corporations, (ii) indebtedness or annuities, (iii) interests in one or more corporations, trusts, partnerships, organizations, funds or entities, (iv) commodities, (v) real estate, (vi) Canadian or foreign resource properties, (vii) currency of a country other than Canada, (viii) rights or options to acquire or dispose of any of the foregoing, or (ix) any combination of the foregoing, which are collectively referred to herein as “Investment Assets;” and (2) it may reasonably be concluded that one of the main reasons for the Canadian Resident Shareholder acquiring, holding or having TLG common stock was to derive a benefit from portfolio investments in Investment Assets in such a manner that the taxes, if any, on the income, profits and gains from such Investment Assets for any particular year are significantly less than the tax that would have been applicable under Part I of the Tax Act if the income, profits and gains had been earned directly by the Canadian Resident Shareholder.

In making this determination, the OIF Rules provide that regard must be had to all of the circumstances, including (i) the nature, organization and operation of any non-resident entity, including TLG , and the form of, and the terms and conditions governing, the Canadian Resident Shareholder’s interest in, or connection with, any such non-resident entity, (ii) the extent to which any income, profit and gains that may reasonably be considered to be earned or accrued, whether directly or indirectly, for the benefit of any such non-resident entity, including TLG , are subject to an income or profits tax that is significantly less than the income tax that would be applicable to such income, profits and gains if they were earned directly by the Canadian Resident Shareholder, and (iii) the extent to which any income, profits and gains of any such non-resident entity, including TLG, for any fiscal period are distributed in that or the immediately following fiscal period.

If applicable, the OIF Rules can result in a Canadian Resident Shareholder being required to include in its income for each taxation year in which such Canadian Resident Holder owns TLG common stock the amount, if any, by which (i) the total of all amounts each of which is the product obtained when the Canadian Resident Shareholder’s “designated cost” (as defined in the Tax Act) of their TLG common stock at the end of a month in the year is multiplied by 1/12 of the aggregate of the prescribed rate of interest for the period including that month plus two percentage points exceeds (ii) the Canadian Resident Shareholder’s income for the year (other than a capital gain) in respect of the TLG common stock determined without reference to the OIF Rules. Any amount required to be included in computing a Canadian Resident Shareholder’s income under these provisions will be added to the adjusted cost base of the Canadian Resident Shareholder’s TLG common stock.

The CRA has taken the position that the term “portfolio investment” should be given a broad interpretation. While the value of the TLG common stock should not be regarded as being derived primarily from portfolio investments in Investment Assets, there is a possibility that the CRA may take a different view. However, as noted above, even if this is the case, the OIF Rules will apply only if it is reasonable to conclude that one of the main reasons for a Canadian Resident Shareholder acquiring, holding or having the TLG common stock was to derive, either directly or indirectly, a benefit from Investment Assets in such a manner that the taxes, if any, on the income, profits and gains from such Investment Assets for any particular year are significantly less than the tax that would have been applicable under Part I of the Tax Act if the income, profits and gains had been earned directly by the Canadian Resident Shareholder.

The OIF Rules are complex and Canadian Resident Shareholders are urged to consult their own tax advisors regarding the application and consequences of the OIF Rules in their own particular circumstances.

Foreign Property Information Reporting

In general, a Canadian Resident Shareholder that is a “specified Canadian entity” (as defined in the Tax Act) for a taxation year or a fiscal period and whose total cost amount of “specified foreign property” (as defined in the Tax Act), including TLG common stock, at any time in the year or fiscal period exceeds C$100,000 will be required to file an information return with the CRA for the taxation year or fiscal period disclosing certain prescribed information in respect of such property. Subject to certain exceptions, a taxpayer resident in Canada, other than a corporation or trust exempt from tax under Part I of the Tax Act, will be a “specified Canadian entity,” as will certain partnerships. Penalties may apply where a Canadian Resident Shareholder fails to file the required information return in respect of such Canadian Resident Shareholder’s “specified foreign property” (as defined in the Tax Act) on a timely basis in accordance with the Tax Act.

The reporting rules in the Tax Act are complex and this summary does not purport to address all circumstances in which reporting may be required by a Canadian Resident Shareholder. Canadian Resident Shareholders should consult their own tax advisors regarding the reporting rules contained in the Tax Act.

ELIGIBILITY FOR INVESTMENT

The TLG common stock to be issued would, if issued on the date of this joint proxy statement/consent solicitation statement/prospectus, be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a deferred profit sharing plan, a registered education savings plan (“RESP”), a registered disability savings plan (“RDSP”) and a tax-free savings account (“TFSA”) provided that the TLG common stock is listed on a “designated stock exchange” as defined for purposes of the Tax Act (which includes the NYSE).

Notwithstanding the foregoing, a holder of TLG common stock, will be subject to a penalty tax if the TLG common stock are held in a RRSP, RRIF, TFSA, RESP, or RDSP as the case may be, and are a “prohibited investment” for such RRSP, RRIF, TFSA, RESP, or RDSP under the Tax Act. However, the TLG common stock will not be a prohibited investment for a RRSP, RRIF, TFSA, RESP, or RDSP as the case may be, held by a particular holder, annuitant or subscriber provided the holder, annuitant or subscriber deals at arm’s length with TLG for the purposes of the Tax Act, and does not have a “significant interest” (as defined in the Tax Act) in TLG. In addition, TLG common stock will generally not be a prohibited investment if the TLG common stock are “excluded property” as defined in the Tax Act. Persons who wish to hold TLG common stock in a RRSP, RRIF, TFSA, RESP, or RDSP, as the case may be, should consult their own tax advisors as to whether the TLG common stock will be a prohibited investment in their particular circumstances.

Pursuant to recent amendments to the Tax Act, provided that the TLG common stock is listed on a designated stock exchange, such shares would also be qualified investments for trusts governed by first home savings accounts (“FHSA”), as defined in the Tax Act, and holders of FHSAs would also be subject to the prohibited investment rules described above. The amendments relating to FHSAs come into force on April 1, 2023.

COMPARISON OF STOCKHOLDERS’ RIGHTS

General

Electriq is incorporated under the laws of the State of Delaware and the rights of Electriq equityholders are governed by the laws of the State of Delaware, including the DGCL, Electriq’s charter and Electriq’s bylaws. TLG is incorporated under the laws of the State of Delaware and the rights of TLG stockholders are governed by the laws of the State of Delaware, including the DGCL, TLG’s Existing Charter and TLG’s bylaws.

As a result of the Business Combination, TLG stockholders that do not redeem their shares and Electriq equityholders who receive shares of New Electriq common stock and/or New Electriq preferred stock will become New Electriq stockholders. New Electriq will be incorporated under the laws of the State of Delaware and the rights of New Electriq’s stockholders will be governed by the laws of the State of Delaware, including the DGCL, the Proposed Charter and the New Electriq’s bylaws. Thus, following the Business Combination, the rights of TLG stockholders that do not redeem their shares and Electriq equityholders who become New Electriq stockholders in the Business Combination will continue to be governed by Delaware law but will no longer be governed by TLG’s Existing Charter and TLG’s bylaws, Electriq’s charter and Electriq’s bylaws, respectively, and instead will be governed by the Proposed Charter, the proposed certificate of designation that will govern the New Electriq preferred stock (the “Proposed Certificate of Designation”) and New Electriq’s bylaws.

Comparison of Stockholders’ Rights

Set forth below is a summary comparison of material differences between the rights of TLG’s stockholders under TLG’s Existing Charter and bylaws (left column) and the rights of New Electriq stockholders under the forms of the Proposed Charter, Proposed Certificate of Designation and New Electriq’s bylaws (right column). The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of TLG’s Existing Charter and bylaws incorporated by reference as exhibits to this registration statement on Form S-4, of which this joint proxy statement/consent solicitation statement/prospectus forms a part, and the form of the Proposed Charter, which is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex B, Proposed Certificate of Designation, which is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex B-1, and the form of New Electriq’s bylaws, which is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex C, as well as the relevant provisions of the DGCL.

Capitalized terms used in the Current TLG Provisions and New Electriq Provisions columns below and not defined below have the meanings assigned to them in the Existing Charter and bylaws and the Proposed Charter, Proposed Certificate of Designation and New Electriq’s bylaws, respectively.

Current TLG Provisions	New Electriq Provisions

Authorized Capital Stock

TLG is authorized to issue 221,000,000 shares of capital stock, consisting of (i) 200,000,000 shares of Class A common stock, $0.0001 par value each, (ii) 20,000,000 shares of Class F common stock, $0.0001 par value each, and (iii) 1,000,000 shares of undesignated preferred stock, $0.0001 par value each.	New Electriq is authorized to issue shares of capital stock, consisting of (i) shares of common stock, $ par value each, and (ii) shares of undesignated preferred stock, $ par value each, of which shares have been designated as Series A Cumulative Redeemable Preferred Stock.

Conversion

Shares of Class F common stock are convertible into shares of Class A common stock on a one-for-one basis (A) at any time and from time to time at the option of the holder thereof and (B) automatically upon the consummation of a Business Combination.	New Electriq is authorized to issue preferred stock that is convertible into, or exchangeable for, shares of any other class or series of stock of New Electriq at any price or rate of exchange and with such adjustments as may be stated in the resolutions of the

Current TLG Provisions	New Electriq Provisions

TLG is authorized to issue preferred stock that is convertible into, or exchangeable for, shares of any other class or series of stock of New Electriq at any price or rate of exchange and with such adjustments as may be stated in the resolutions of the board establishing such class or series of preferred stock.	board of directors of New Electriq establishing such class or series of preferred stock.

Number and Qualification of Directors

The number of TLG directors, other than those who may be elected by the holders of one or more series of the preferred stock voting separately by class or series, and the qualifications therefore shall be fixed from time to time in the manner provided in the Bylaws. The board of directors currently consists of up to six members.	The number of New Electriq directors, other than those who may be elected by the holders of one or more series of the preferred stock voting separately by class or series, shall be fixed from time to time in the manner provided in the Bylaws.

Structure of Board; Election of Directors

Only holders of Class F common stock have the right to vote on the election of directors. Each TLG director holds office for a two-year term.	Directors shall be elected by a plurality of the votes cast by the holders of the shares of New Electriq present in person or represented by proxy at the meeting and entitled to vote thereon.

Removal of Directors

Holders of Class F common stock have the exclusive right to remove any director	Directors may be removed with or without cause by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of voting stock of New Electriq entitled to vote at an the election of directors; provided, however, that whenever the holders of any class or series are entitled to elect one or more directors by the Proposed Charter, with respect to the removal without cause of a director or directors so elected, the vote of the holders of the outstanding shares of that class or series and not the vote of the outstanding shares of voting stock as a whole will apply.

Voting

Except as otherwise required by any preferred stock designation, the holders of shares of TLG common stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders. Except as otherwise required by any preferred stock designation or provided in the Existing Charter, at any annual or special meeting of the stockholders of the company, holders of the Class A common stock and holders of the Class F common stock, voting together as a single class, shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders.	Subject to the rights of the holders of one or more series of preferred stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of preferred stock, directors shall be elected by a plurality of the votes cast by the holders of the shares present in person or represented by proxy at the meeting and entitled to vote thereon. At all meetings of stockholders at which a quorum is present, unless a different or minimum vote is required by applicable law, the Proposed Charter, New Electriq’s bylaws or applicable stock exchange rules, in which case such different or minimum vote shall be the applicable vote on the matter, every

Current TLG Provisions	New Electriq Provisions

matter other than the election of directors be determined by the vote of a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon.

Except as provided in the Proposed Certificate of Designation, the shares of New Electriq preferred stock will be non-voting.

Supermajority Voting Provisions

Not applicable.	The adoption, amendment or repeal of the bylaws of New Electriq by the stockholders of New Electriq requires the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock of the New Electriq entitled to vote generally in an election of directors.

Cumulating Voting

Delaware law allows for cumulative voting only if provided for in TLG’s charter; however, neither TLG’s charter nor its bylaws authorize cumulative voting.	Delaware law allows for cumulative voting only if provided for in the Proposed Charter; however, neither the Proposed Charter nor New Electriq’s bylaws authorize cumulative voting

Vacancies on the Board of Directors

Subject to any other special rights applicable to any stockholders, any vacancies on the TLG board of directors may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders).	Subject to the special rights of the holders of one or more outstanding series of preferred stock to elect directors, any vacancies on the New Electriq board of directors may be filled exclusively by a majority vote of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders).

Special Meeting of the Board of Directors

Special meetings of the TLG board (a) may be called by the Chairman of the board or the Chief Executive Officer of TLG and (b) shall be called by the Chairman of the Board, the Chief Executive Officer or Secretary on the written request of at least a majority of directors then in office, or the sole director, as the case may be, and shall be held at such time, date and place (within or without the State of Delaware) as may be determined by the person calling the meeting or, if called upon the request of directors or the sole director, as specified in such written request.	Special meetings of the New Electriq Board (a) may be called by the Chairman of the Board or Chief Executive Officer and (b) shall be called by the Chairman of the Board, President or Secretary on the written request of at least a majority of directors then in office, or the sole director, as the case may be.

Amendment to Certificate of Incorporation

TLG’s Existing Charter can be amended if approved by the board of directors and the holders of at least a majority of the voting power of all of the outstanding shares of the capital stock of the TLG entitled to vote thereon, provided that provisions relating to business	New Electriq’s Certificate of Incorporation can be amended if approved by the board of directors and the holders of at least a majority of the voting power of all of the outstanding shares of the capital stock of the New Electriq entitled to vote thereon; however,

Current TLG Provisions	New Electriq Provisions

combination requirements and existence may only be amended as specified in such provisions.	holders of common stock, as such, shall not be entitled to vote on any amendment to the Proposed Charter (including any certificate of designation) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to New Electriq’s Proposed Charter (including any certificate of designation) or pursuant to the DGCL. Any amendment to the Proposed Charter (including any certificate of designation) that is adverse to the holders of New Electriq preferred stock in any material respect will require the affirmative vote of the holders of at least a majority of the shares of New Electriq preferred stock.

Amendment of Bylaws

The TLG board of directors shall have the power to adopt, amend, alter or repeal the TLG bylaws. The affirmative vote of a majority of the TLG board shall be required to adopt, amend, alter or repeal the Bylaws. The Bylaws also may be adopted, amended, altered or repealed by the TLG stockholders; provided, however, that in addition to any vote required to amend the Existing Charter, the affirmative vote of the holders of at least a majority of the Class F common stock, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the Bylaws	New Electriq’s bylaws may be adopted, amended or repealed by the board of directors or by holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock of the New Electriq entitled to vote generally in an election of directors. Any amendment to the bylaws of New Electriq that is adverse to the holders of New Electriq preferred stock in any material respect will require the affirmative vote of the holders of at least a majority of the shares of New Electriq preferred stock.

Quorum

A majority of the TLG board shall constitute a quorum for the transaction of business at any meeting of the board, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board, except as may be otherwise specifically provided by applicable law or the Existing Charter.	A majority of the New Electriq board shall constitute a quorum for the transaction of business at any meeting of the board, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board, except as may be otherwise specifically provided by applicable law, the Proposed Charter or New Electriq’s bylaws.

Stockholder Action by Written Consent

Except as otherwise permitted by the Existing Charter, any action required or permitted to be taken by the stockholders of TLG must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders.	Any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be

Current TLG Provisions	New Electriq Provisions
signed by the holders of outstanding stock of New Electriq entitled to vote thereon having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Special Stockholder Meetings

Special meetings of stockholders of TLG may be called only by the Chairman of the TLG board, Chief Executive Officer, or the TLG board pursuant to a resolution adopted by a majority of the board. The ability of the stockholders to call a special meeting is hereby specifically denied.	Special meetings of the stockholders of New Electriq may only be called by (a) the Chairman of the board, (b) the Chief Executive Officer, or (c) the board acting pursuant to a resolution adopted by a majority of the board and may not be called by the stockholders or any other person or persons.

Notice of Stockholder Meetings

Written notice of each stockholders meeting stating the place, if any, date, and time of the meeting, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, shall be given in the manner permitted by Existing Bylaws to each stockholder entitled to vote thereat as of the record date for determining the stockholders entitled to notice of the meeting, by TLG not less than 10 nor more than 60 days before the date of the meeting unless otherwise required by the DGCL.	Written notice of each stockholders meeting stating the place, if any, date, and time of the meeting, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, shall be given in the manner permitted by New Electriq’s bylaws to each stockholder entitled to vote thereat as of the record date for determining the stockholders entitled to notice of the meeting, by New Electriq not less than 10 nor more than 60 days before the date of the meeting unless otherwise required by the DGCL.

Stockholder Proposals and Nominations (Other than Nomination of Persons for Election as Directors)

The Existing Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board or a committee of the board. For any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide the Company with certain information. Generally, to be timely, a stockholder’s notice must be received at the Company’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. The Existing Bylaws also specify requirements as to the form and content of a stockholder’s notice.	New Electriq’s bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board or a committee of the board. For any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide New Electriq with certain information. Generally, to be timely, a stockholder’s notice must be received at New Electriq’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. New Electriq’s bylaws also specify requirements as to the form and content of a stockholder’s notice.

Current TLG Provisions	New Electriq Provisions

Limitation of Liability of Directors and Officers

A director of TLG shall not be personally liable to TLG or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not	No director or officer of New Electriq shall have any personal liability to New Electriq or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable, except to the

permitted under the DGCL as the same exists or may hereafter be amended unless a director violated his or her duty of loyalty to TLG or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from his or her actions as a director. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of TLG hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.	extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director or officer, as applicable, of New Electriq hereunder in respect of any act or omission occurring prior to the time of such amendment, modification, repeal or adoption. If the DGCL is amended after approval by the stockholders of the Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors or officers, as applicable, then the liability of a director or officer of New Electriq shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Indemnification of Directors, Officers, Employees and Agents

The Existing Charter and Bylaws provide indemnification and advancement of expenses for TLG’s directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions.	The Proposed Charter and New Electriq’s bylaws will provide indemnification and advancement of expenses for New Electriq’s directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions.

Dividends, Distributions and Stock Repurchases

Subject to applicable law, the rights, if any, of the holders of any outstanding series of the preferred stock and the provisions of Article IX hereof, the holders of shares of common stock shall be entitled to receive such dividends and other distributions (payable in cash, property or TLG capital stock) when, as and if declared thereon by the board of directors from time to time out of any assets or funds of TLG legally available therefor and shall share equally on a per share basis in such dividends and distributions. A Public Stockholder shall be entitled to receive funds from the Trust Account only as provided in the Existing Charter. In no other circumstances shall a Public Stockholder have any right or interest of any kind in or to distributions from the Trust Account, and no stockholder other than a Public

Subject to applicable law and the rights and preferences of any holders of any outstanding series of preferred stock, the holders of common stock shall be entitled to the payment of dividends on the common stock when, as and if declared by the Board in accordance with applicable law. Except as set forth in the Proposed Certificate of Designation, the holders of common stock shall not be entitled to the payment of dividends on the common stock or repurchase so long as shares of New Electriq preferred stock remain outstanding without the affirmative vote of the holders of at least a majority of the shares of New Electriq preferred stock.

The shares of New Electriq preferred stock will be entitled to receive cumulative dividends, payable in the form of shares of New Electriq preferred stock, when, as and if declared at an annual rate of 15% of the Original Issue Price plus the amount (expressed

Current TLG Provisions	New Electriq Provisions
Stockholder shall have any interest in or to the Trust Account.

as a number of shares of New Electriq preferred stock) of any previously accrued and unpaid dividends, compounded annually.

The shares of New Electriq preferred stock will be redeemed upon the third anniversary of the date on which the first share of New Electriq preferred stock was issued. Each share of New Electriq preferred stock will be redeemed for either (i) cash equal to the Redemption Price or (ii) a number of shares of New Electriq common stock determined by the Redemption Ratio. Please see “Description of Capital Stock of New Electriq—Preferred Stock—New Electriq Preferred Stock—Dividends.”

Liquidation

Subject to applicable law, the rights, if any, of the holders of any outstanding series of the preferred stock and the provisions of Article IX of the charter, in the event of any voluntary or involuntary liquidation, dissolution or winding up of TLG, after payment or	Subject to the rights and preferences of any holders of any shares of any outstanding series of preferred stock, in the event of any liquidation, dissolution or winding up of New Electriq, whether voluntary or involuntary, the funds and assets of New Electriq that

provision for payment of the debts and other liabilities of TLG, the holders of shares of common stock shall be entitled to receive all the remaining assets of TLG available for distribution to its stockholders, ratably in proportion to the number of shares of Class A common stock (on an as converted basis with respect to the Class F common stock) held by them.	may be legally distributed to New Electriq’s stockholders shall be distributed among the holders of the then outstanding common stock pro rata in accordance with the number of shares of common stock held by each such holder. The shares of New Electriq preferred stock will rank senior to the New Electriq common stock, and will have the right to be paid, out of the assets of New Electriq legally available for distribution to its stockholders, an amount equal to the Liquidation Amount per share. Please see “Description of Capital Stock of New Electriq—Preferred Stock—New Electriq Preferred Stock—Rights upon Liquidation.”

Stockholder Rights Plan

TLG does not have a stockholder rights plan currently in effect, but under the DGCL, the TLG board of directors could adopt such a plan without stockholder approval.	New Electriq does not have a stockholder rights plan currently in effect, but under the DGCL, the New Electriq board of directors could adopt such a plan without stockholder approval.

Preemptive Rights

There are no specific preemptive rights relating to shares of TLG common stock.	There are no specific preemptive rights relating to shares of New Electriq common stock.

Choice of Forum

Unless TLG, in writing, selects or consents to the selection of an alternative forum, (i) the sole and	Unless New Electriq, in writing, selects or consents to the selection of an alternative forum, (i) the sole

Current TLG Provisions	New Electriq Provisions

exclusive forum for any complaint asserting any internal corporate claims, to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, jurisdiction, another state court or a federal court located within the State of Delaware) and (ii) the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act, to the fullest extent permitted by law, shall be the federal district courts of the United States of America.

and exclusive forum for any complaint asserting any internal corporate claims, to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, jurisdiction, another state court or a federal court located within the State of Delaware) and (ii) the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act, to the fullest extent permitted by law, shall be the federal district courts of the United States of America.

DESCRIPTION OF CAPITAL STOCK OF NEW ELECTRIQ

As a result of the Business Combination, TLG stockholders and Electriq equityholders who receive shares of New Electriq common stock in the Business Combination will become New Electriq stockholders. Your rights as a New Electriq stockholder will be governed by Delaware law, the Proposed Charter and New Electriq’s bylaws. The following description of the material terms of New Electriq’s capital stock, including the common stock and New Electriq preferred stock to be issued in the Business Combination, reflects the anticipated state of affairs upon completion of the Business Combination. We urge you to read the applicable provisions of Delaware law and the Proposed Charter, Proposed Certificate of Designation and form of New Electriq’s bylaws carefully and in their entirety because they describe your rights as a holder of shares of New Electriq common stock.

In connection with the Business Combination, New Electriq will amend and restate its charter and bylaws and adopt a certificate of designation with respect to a series of preferred stock. The following is a description of the material terms of, and is qualified in its entirety by, the Proposed Charter, Proposed Certificate of Designation and New Electriq’s bylaws, each of which will be in effect upon the consummation of the Business Combination, the forms of which are attached as Annex B, Annex B-1 and Annex C to this joint proxy statement/consent solicitation statement/prospectus, respectively.

New Electriq’s purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Upon the consummation of the Business Combination, New Electriq’s authorized capital stock will consist of (i)                  shares of common stock, par value $         per share, and (ii)                  shares of preferred stock, par value $         per share. No shares of preferred stock will be issued or outstanding immediately after the Business Combination. Unless New Electriq’s board of directors determines otherwise, New Electriq will issue all shares of its capital stock in uncertificated form.

Common Stock

All shares of New Electriq common stock that will be outstanding at the time of the completion of the Business Combination will be fully paid and nonassessable. The rights, powers, preferences and privileges of holders of the common stock will be subject to those of the holders of any shares of New Electriq preferred stock issued in connection with the Merger and any other series of preferred stock that the board of directors may authorize and issue in the future.

Voting

Holders of shares of New Electriq common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of common stock will not have cumulative voting rights in the election of directors.

Rights upon Liquidation

Subject to the rights and preferences of any holders of any shares of any outstanding series of preferred stock, in the event of any liquidation, dissolution or winding up of New Electriq, whether voluntary or involuntary, the funds and assets of New Electriq that may be legally distributed to New Electriq’s stockholders shall be distributed among the holders of the then outstanding common stock pro rata in accordance with the number of shares of common stock held by each such holder.

Dividends

Declaration and payment of any dividend will be subject to the discretion of New Electriq’s board of directors and the rights of the holders of the shares of New Electriq preferred stock. The time and amount of dividends will be dependent upon, among other things, New Electriq’s business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing current and future indebtedness, industry trends, the provisions of Delaware law affecting the payment of dividends and distributions to stockholders and any other factors or considerations New Electriq’s board of directors may regard as relevant.

Except for the required payments to the holders of shares of New Electriq preferred stock, New Electriq currently intends to retain all available funds and any future earnings to fund the development and growth of the business, and therefore does not anticipate declaring or paying any cash dividends on common stock in the foreseeable future.

Other Economic Rights

Holders of New Electriq common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Upon the consummation of the Business Combination and pursuant to the Proposed Charter that will become effective at or the consummation of the Business Combination, the total of New Electriq authorized shares of preferred stock will be                  shares.

Under the terms of the Proposed Charter, New Electriq’s board of directors is authorized to direct New Electriq to issue shares of preferred stock in one or more series without stockholder approval. The board of directors has the discretion to determine the rights, powers, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing New Electriq’s board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of the outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of the common stock.

New Electriq will issue approximately 2,743,489 shares of New Electriq preferred stock to certain Electriq equityholders and to certain Financing Persons and investors of Electriq that participated in the Private Capital Raise, in each case, in connection with the Merger upon closing of the Business Combination.

New Electriq Preferred Stock

Voting

Except as provided in the Proposed Certificate of Designation, the shares of New Electriq preferred stock will be non-voting. Under the Proposed Certificate of Designation, the affirmative vote or action by written consent of the majority of the outstanding shares of New Electriq preferred stock is required for New Electriq to (i) alter or change the powers, preferences or rights given to the New Electriq preferred stock or alter or amend the Proposed Certificate of Designation or the Proposed Charter, its bylaws or any similar document of New Electriq in a manner that is adverse to holders of the New Electriq preferred stock in any material respect, or (ii) (x) create, or authorize the creation of, or issue or obligate itself to issue shares of, or reclassify, any capital stock unless the same ranks junior to the New Electriq preferred stock with respect to its rights, preferences and privileges, or (y) increase the authorized number of shares of New Electriq preferred stock or any additional class or series of capital stock of New Electriq unless the same ranks junior to the New Electriq preferred stock with respect to its rights, preferences and privileges.

Rights upon Liquidation

Upon a Liquidation Event (as defined in the Proposed Certificate of Designation), which includes a sale or merger of New Electriq, the shares of New Electriq preferred stock will rank senior to the New Electriq common stock, and will have the right to be paid, out of the assets of New Electriq legally available for distribution to its stockholders, an amount in cash equal to $10.00 per share plus accrued and unpaid dividends.

Dividends

The shares of New Electriq preferred stock will be entitled to receive cumulative dividends, payable in the form of shares of New Electriq preferred stock, when, as and if declared at an annual rate of 15% of the $10.00 Original Issue Price plus the amount (expressed as a number of shares of New Electriq preferred stock) of any previously accrued and unpaid dividends, compounded annually. The accruing dividends shall be calculated and compounded annually in arrears on each anniversary of the date on which the first share of New Electriq preferred stock was issued.

Mandatory Redemption

The shares of New Electriq preferred stock will be redeemed upon the third anniversary of the date on which the first share of New Electriq preferred stock was issued (the “Mandatory Redemption Date”). Each share of New Electriq preferred stock will be subject to mandatory redemption after three years, at the option of the holder, for either (i) cash equal to $10.00 per share (the “TLG Preferred Redemption Price”) or (ii) a number of shares of New Electriq common stock equal to the quotient of the TLG Preferred Redemption Price divided by the fair market value of a share of New Electriq common stock, subject to a maximum of 10 shares of New Electriq common stock.

Transfer

Subject to certain exceptions, the shares of New Electriq preferred stock may not be transferred prior to the Mandatory Redemption Date without the prior written consent of the Board.

Anti-Takeover Provisions

The Proposed Charter and New Electriq’s bylaws will contain provisions that may delay, defer or discourage another party from acquiring control of New Electriq. New Electriq expects that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of New Electriq to first negotiate with New Electriq’s board of directors, which may result in an improvement of the terms of any such acquisition in favor of the stockholders. However, they also give New Electriq’s board of directors the power to discourage acquisitions that some stockholders may favor.

Authorized but Unissued Shares

The authorized but unissued shares of New Electriq common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NYSE. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of New Electriq by means of a proxy contest, tender offer, merger or otherwise.

Special Meetings of Stockholders

The Proposed Charter will provide that special meetings of the stockholders of New Electriq may only be called by (a) the Chairman of the Board, (b) the Chief Executive Officer, or (c) the board of directors acting pursuant to a resolution adopted by a majority of the board of directors and may not be called by the stockholders or any other person or persons. This might delay the ability of stockholders to force consideration of a proposal or for stockholders controlling a majority of New Electriq capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

New Electriq’s bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. New Electriq’s bylaws will also specify requirements as to the form and content of a stockholder’s notice.

Stockholders at an annual meeting or special meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of New Electriq’s board of directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to New Electriq’s secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of the outstanding voting securities until the next stockholder meeting.

Amendment of Charter or Bylaws

Upon consummation of the Business Combination, and subject to the rights of the holders of shares of New Electriq preferred stock, New Electriq’s bylaws may be amended or repealed by a majority vote of the board of directors or by holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock of the New Electriq entitled to vote generally in an election of directors. New Electriq’s Charter may be amended if approved by the board of directors and the holders of at least a majority of the voting power of all of the outstanding shares of the capital stock of the New Electriq entitled to vote thereon.

Limitations on Liability and Indemnification of Officers and Directors

The Proposed Charter and New Electriq’s bylaws will provide indemnification and advancement of expenses for New Electriq’s directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions. New Electriq has or will enter into indemnification agreements with each of its directors and officers. In some cases, the provisions of those indemnification agreements may be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, the Proposed Charter will include provisions that eliminate the personal liability of directors and certain officers for monetary damages resulting from breaches of any fiduciary duties as a director or officer. The effect of this provision is to restrict the rights of New Electriq’s stockholders in suits to recover monetary damages against directors and certain officers for breach of fiduciary duties.

These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, New Electriq’s stockholders will have appraisal rights in connection with a merger or consolidation of New Electriq. Pursuant to Section 262 of the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of New Electriq’s stockholders may bring an action in the company’s name to procure a judgment in its favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of New Electriq’s shares at the time of the transaction to which the action relates.

Forum Selection

The Proposed Charter will provide that unless New Electriq consents in writing to the selection of an alternative forum (i) the sole and exclusive forum for any complaint asserting any internal corporate claims, to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, will be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, jurisdiction, another state court or a federal court located within the State of Delaware) and (ii) the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act, to the fullest extent permitted by law, will be the federal district courts of the United States of America. Notwithstanding the foregoing, these provisions will not apply to suits brought to enforce a duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. For purposes of the Proposed Charter, the phrase “internal corporate claims” means claims, including claims in the right of New Electriq, that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity, or as to which the DGCL confers jurisdiction upon the Court of Chancery of the State of Delaware.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Continental Stock Transfer & Trust Company.

Trading Symbol and Market

New Electriq intends to apply to list the common stock on the NYSE under the symbol “ELIQ.”

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

In this section “we,” “us,” “our” or the “Company” refer to TLG prior to the Business Combination and to New Electriq following the Business Combination

Certain Relationships and Related-Person Transactions—New Electriq Following the Business Combination

See “Other Agreements—Registration Rights Agreement” for a description of the Registration Rights Agreement and the Stockholders’ Agreement.

See “Interests of Sponsor and TLG’s Directors and Officers in the Business Combination” for a description of the Lawrie Note.

Procedures with Respect to Review and Approval of Related Person Transactions

The board of directors of TLG and Electriq recognize the fact that transactions with related persons present a heightened risk of conflicts of interests (or the perception thereof). Accordingly, effective upon the consummation of the Business Combination, New Electriq’s board of directors expects to adopt a written policy on transactions with related persons that is in conformity with the requirements for issuers having publicly held common stock that is listed on the NYSE.

•

A “related person transaction” is a transaction, arrangement or relationship in which New Electriq or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “related person” means:

•	any person who is, or at any time during the applicable period was, one of New Electriq’s executive officers or directors;

•	any person who is known by New Electriq to be the beneficial owner of more than 5% of New Electriq’s voting shares;

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of New Electriq’s voting shares, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of New Electriq’s voting shares; and

•

any firm, corporation or other entity in which any of the foregoing persons is a partner or principal, or in a similar position, or in which such person has a 10% or greater beneficial ownership interest.

New Electriq will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to New Electriq’s audit committee charter, the audit committee will have the responsibility to review related party transactions.

Certain Relationships and Related Person Transactions—Electriq

The following is a summary of transactions since January 1, 2020 and any currently proposed transactions to which Electriq was or is to be a participant in which the amount involved exceeded or will exceed $120,000, and in which any of Electriq’s directors, executive officers or, to Electriq’s knowledge, beneficial owners of more than 5% of Electriq’s capital stock, or any of their immediate family members have had or will have a direct or indirect material interest, other than compensation and other arrangements that are described under the section of this joint proxy statement/consent solicitation statement/prospectus titled “Electriq’s Executive Compensation.” For a discussion of equity instruments, please see the section of this joint proxy statement/consent solicitation statement/prospectus titled “Beneficial Ownership of Securities.”

Promissory Notes

On May 24, 2022, James H. Van Hoof, Jr., the Chief Operating Officer of Electriq, entered into a promissory note with Electriq in the principal amount of $100,000 with an interest rate of 2% simple interest, accrued monthly. The principal balance of Mr. Van Hoof’s loan is $100,000. On June 3, 2022, Leo DelZotto, the father-in-law of Jamie James, the managing partner of Greensoil and a director of Electriq, entered into a promissory note with Electriq in the principal amount of $1,000,000 with an interest rate of 2% simple interest, accrued monthly. The principal balance of Mr. DelZotto’s loan is $1,000,000. On June 3, 2022, Sandra DelZotto, the mother-in-law of Jamie James, the managing partner of Greensoil and a director of Electriq, entered into a promissory note with Electriq in the principal amount of $1,000,000 with an interest rate of 2%, accrued monthly. The principal balance of Sandra DelZotto’s loan is $1,000,000. On June 3, 2022, Minett EQ, an entity majority owned by Alan Greenberg, the Chairman of Greensoil and a director of Electriq, entered into a promissory note with Electriq in the principal amount of $2,200,000 with an interest rate of 2%, accrued monthly. The principal balance of Minett EQ’s loan is $2,200,000. The funds obtained by Electriq in connection with each of the aforementioned promissory notes were used solely for Electriq’s working capital and operational costs.

Pre-Closing Financings and Pre-Closing Loan Conversion

As part of the $17.0 million Pre-Closing Financings, Minett Capital Inc., an entity majority owned by Alan Greenberg, a director of Electriq, purchased shares of Electriq common stock for a total purchase price of $1.5 million and received additional shares of Electriq common stock and Electriq cumulative preferred stock as an incentive, and funds managed by Greensoil purchased shares of Electriq common stock for a total purchase price of $1.0 million and received additional shares of Electriq common stock and Electriq cumulative preferred stock as an incentive. In addition, as part of the $10.1 million Pre-Closing Loan Conversion, on Minett EQ, an entity majority owned by Mr. Greenberg, converted an aggregate of approximately $1.55 million of Electriq notes and accrued interest into shares of Electriq common stock and received additional shares of Electriq common stock and Electriq cumulative preferred stock as an incentive. Upon Closing of the Business Combination, the shares of Electriq common stock and Electriq cumulative preferred stock issued in connection with the Pre-Closing Financings and Pre-Closing Loan Conversion will convert into shares of New Electriq common stock and New Electriq preferred stock, respectively, in an amount equal to one (1) multiplied by the Exchange Ratio.

Simple Agreements for Future Equity

On June 2, 2021, Greensoil Building Innovation Fund Co-Investment I, L.P. (“GBIFLP”), the general partner of which is Greensoil, an entity that owns no Electriq common stock and approximately 56% of Electriq’s preferred stock and has appointed three of Electriq’s directors, entered into a Simple Agreement for Future Equity (a “SAFE”) with Electriq, in the amount of $4,114,000. On June 15, 2021, GBIFLP entered into an additional SAFE with Electriq in the amount of $1,813,935, on the same terms. On July, 1, 2021, GBIFLP entered into an additional SAFE with Electriq in the amount of $187,000, on the same terms. On October 4, 2021, James H. Van Hoof, Jr., the Chief Operating Officer of Electriq, entered into a SAFE with Electriq in the amount of $75,000 (collectively with the June 2, 2021 SAFE, the “GBIFLP SAFEs”). On November 1, 2021, JEL Partnership, an entity that owns approximately 11% of Electriq’s preferred stock, entered into a SAFE with Electriq, in the amount of $1,000,000. On November 15, 2021, Leo DelZotto, the father-in-law of Jamie James, the managing partner of Greensoil and a director of Electriq, entered into a SAFE with Electriq, in the amount of $1,000,000. On November 15, 2021, Sandra DelZotto, the mother-in-law of Jamie James, the managing partner of Greensoil and a director of Electriq, entered into a SAFE with Electriq, in the amount of $1,000,000. The

SAFEs have no maturity dates and bear no interest. Upon an equity financing, which is defined in the SAFEs to include a bona fide transaction or series of transactions with the principal purpose of raising capital and pursuant to which Electriq issues and sells preferred stock at a fixed valuation for aggregate gross proceeds in cash of at least $15,000,000 (subject to certain exclusions from those proceeds), each SAFE still outstanding will automatically convert into the number shares of preferred stock equal to the purchase amount of that SAFE divided by either (i) $150,000,000 divided by the company capitalization or (ii) the price per share of preferred stock sold in the equity financing multiplied by 80%, whichever calculation results in a greater number of shares of preferred stock. The term “company capitalization” is defined in the SAFEs to include, without double-counting and on an as-converted to common stock basis, all shares of capital stock issued and outstanding, all converting securities (defined to include the SAFE and other convertible securities issued by Electriq), all issued and outstanding options, all promised options (as defined in the SAFEs) and the unissued options pool. Upon a liquidity event, which is defined in the SAFEs to include a change of control, a transaction with a special purpose acquisition company (a “SPAC”), a direct listing or an initial public offering, whichever occurs first, each holder of an outstanding SAFE is entitled to receive a portion of the proceeds from that transaction (including cash, stock consideration and other assets) equal to the greater of (a) a cash payment equal to the purchase amount of that SAFE or (b) the number of shares of common stock of Electriq equal to the purchase amount of that SAFE divided by the liquidity price, which is defined in the SAFEs as the price per share equal to $150,000,000 divided by the liquidity capitalization, which is defined in the SAFEs to include, without double-counting and on an as-converted to common stock basis, all shares of capital stock issued and outstanding, all issued and outstanding options, all promised options (as defined in the SAFEs, but only to the extent receiving proceeds) and all converting securities, other than any SAFEs or other convertible securities where the holders of such securities are receiving a cash payment equal to the purchase amount of the SAFE or similar liquidation preference payments in lieu of common stock or similar as-converted payments; provided, however, that if Electriq has an initial public offering or enters into a transaction with a SPAC, each SAFE will convert into a number of shares of common stock equal to the purchase amount of that SAFE divided by the lesser of the liquidity price and 80% multiplied by the offering price, defined in the SAFEs as the price per share at which the securities issued in the initial public offering can be acquired prior to the start of the actual trading of securities on exchanges, or, in the case of a transaction involving a SPAC, the price per share of Electriq’s common stock at the conclusion of the SPAC transaction. If any of Electriq’s securityholders are given a choice as to the form and amount of proceeds to be received in a liquidity event, the holders of the SAFEs must be given the same choice. Upon a dissolution event, each holder of an outstanding SAFE is entitled to receive, immediately prior to the dissolution event, a portion of the proceeds equal to the purchase amount of that SAFE, on par with payments for other SAFEs and/or preferred stock, senior to any payments to the holders of Electriq common stock. If the applicable proceeds are insufficient to permit full payments to holders of SAFEs and/or preferred stock, the applicable proceeds are to be distributed pro rata to the SAFE holder and to holders of other SAFEs and/or preferred stock in proportion to the full payments that would otherwise be due, and senior to payments for common stock. The funds obtained by Electriq in connection with each of the SAFEs were used solely for Electriq’s capital expenses and operational costs.

Indemnification Agreements

On September 7, 2018, Electriq entered into an indemnification agreement with its Chief Executive Officer, Frank Magnotti. This agreement, among other things, requires Electriq to indemnify Mr. Magnotti to the fullest extent permitted by law, including indemnification of expenses such as attorneys’ fees, judgments, penalties, fines and amounts paid in settlement incurred by Mr. Magnotti in any action or proceeding, including any action or proceeding by or in right of Electriq, arising out Mr. Magnotti’s corporate status. In connection with the Business Combination, New Electriq expects to enter into new agreements to indemnify its directors and executive officers. These agreements will, among other things, require New Electriq to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in New Electriq’s right, on account of any services undertaken by such person on our behalf or that person’s status as a member of New Electriq’s Board to the maximum extent allowed under Delaware law.

Certain Relationships and Related-Person Transactions—TLG

In October 2020, Sponsor paid $25,000, or approximately $0.003 per share, to cover certain expenses on our behalf in exchange for 8,625,000 shares of Class F common stock. Subsequently, in October 2020, Sponsor sold 431,250 shares of Class F common stock to Mr. Lawrie at their original purchase price, which were subsequently contributed by Mr. Lawrie to TLG Fund I, LP., an affiliate of Sponsor. In January 2021, Sponsor transferred 40,000 shares of Class F common stock to each of our independent director nominees at their original purchase price. On January 27, 2021, the Company effected a stock dividend of 0.15942029 of a share of Class F common stock for each outstanding share of Class F common stock, resulting in an aggregate of 10,000,000 shares of Class F common stock outstanding. On January 12, 2022, a former director resigned, and the board appointed Ms. Oke to the board. On January 12, 2022, Sponsor purchased 23,189 shares of Class F common stock from the former director. On January 18, 2022, Sponsor transferred 23,189 shares of Class F common stock to Ms. Oke as compensation at their original purchase price. In January 2023, Sponsor forfeited 5,000,000 shares of Class F common stock for no consideration in connection with the Extension, which shares of Class F common stock were cancelled.

Sponsor purchased an aggregate of 4,666,667 Private Placement Warrants for a purchase price of $7,000,000 in the aggregate, or a price of $1.50 per warrant. Each Private Placement Warrant entitles the holder to purchase one share of our Class A common stock at a price of $11.50 per share, subject to adjustment as provided herein. The Private Placement Warrants (including the Class A common stock issuable upon exercise of the Private Placement Warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by it until 30 days after the completion of our initial business combination.

We entered into an agreement with an affiliate of Sponsor, pursuant to which we pay a total of $7,000 per month for office space, administrative and support services to such affiliate. Upon completion of the Business Combination, we will cease paying these monthly fees.

Upon completion of the TLG IPO, we entered into a registration rights agreement with respect to the Class F common stock, Private Placement Warrants and warrants issued upon conversion of Working Capital Loans (if any). The existing registration rights agreement will be terminated by the Amended and Restated Registration Rights Agreement that will be entered into no later than the Closing.

No compensation of any kind, including finder’s and consulting fees, will be paid to Sponsor, TLG’s officers and directors or any of their respective affiliates, for services rendered prior to or in connection with the completion of an initial business combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on TLG’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. TLG’s audit committee reviews on a quarterly basis all payments that were made to Sponsor, TLG’s officers and directors or TLG’s or their affiliates and determines which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on TLG’s behalf.

In order to finance transaction costs in connection with an initial business combination, Sponsor or an affiliate of Sponsor, or certain of TLG’s officers and directors may, but are not obligated to, loan us working capital loans as may be required (“Working Capital Loans”). Sponsor and the Company executed a non-interest-bearing promissory note in May 2021, providing the Company the ability to borrow up to $2.0 million. In March 2022, Sponsor and the Company amended and restated the Original Note, providing the Company the ability to borrow up to $5.0 million. In September 2022, Sponsor and TLG amended and restated the A&R Note, providing TLG the ability to borrow up to $8,000,000. In June 2023, Sponsor and TLG amended and restated the Second A&R Note, providing TLG the ability to borrow up to $10,000,000. The Company has drawn approximately $5.0 million under such loans as of March 31, 2023. If the Company completes an initial business combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the

Company or from other sources if the maximum redemption scenario occurs. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that an initial business combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid in cash upon consummation of an initial business combination or, at the lenders’ discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of New Electriq at a price of $1.50 per warrant. Sponsor has agreed to convert $1.5 million of such Working Capital Loans into New Electriq warrants at a price of $1.50 per warrant pursuant to the Sponsor Agreement. The terms of the warrants would be identical to those of the Private Placement Warrants.

For additional information on potential conflicts, please see “Interests of Sponsor and TLG’s Directors and Officers in the Business Combination” and “Proposal No. 5—The Director Election Proposal.”

EXPERTS

The consolidated financial statements of TLG Acquisition One Corp. as of December 31, 2022 and December 31, 2021 and for the years then ended included in this joint proxy statement/consent solicitation statement/prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in auditing and accounting.

The consolidated financial statements of Electriq Power, Inc. (“Electriq”) as of December 31, 2022 and 2021 and for the years then ended have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their report (which expresses an unqualified opinion and includes an explanatory paragraph related to Electriq’s ability to continue as a going concern), and included in this joint proxy statement/consent solicitation statement/prospectus and Registration Statement on Form S-4 in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Marcum LLP (“Marcum”) was dismissed as the independent registered public accounting firm of Electriq Power, Inc., as approved by the board of directors of Electriq and effective on November 13, 2022.

For the year ended December 31, 2020, no report by Marcum on Electriq’s financial statements contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles, except the report of Marcum on our financial statements as of and for the year ended December 31, 2020 contained an explanatory paragraph which noted that there was substantial doubt as to Electriq’s ability to continue as a going concern, as it had a significant working capital deficiency, had incurred significant losses and needed to raise additional funds to meet its obligations and sustain its operations. These conditions raised substantial doubt about Electriq’s ability to continue as a going concern.

During the year ended December 31, 2020, and during the subsequent period through November 11, 2022, there (i) have been no disagreements (as such term is defined in Item 304(a)(1)(iv) of Regulation S-K) with Marcum on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum, would have caused Marcum to make reference to the subject matter of such disagreements in its report on Electriq Power, Inc. consolidated financial statements as of and for the year ended December 31, 2020.

No other “reportable events,” as defined in Item 304(a)(1)(v) of Regulation S-K occurred within the period of Marcum’s engagement except that the following material weaknesses in controls over the financial reporting process were identified:

1. Lack of adequate accounting knowledge of the Company’s accounting department to properly account for and disclose complex accounting transactions;

2. Segregation of duty issues in the accounting department, the same person preparing and reviewing some journal entries and in some cases there is no documented review;

3. Ineffective review of the financial statements and accounting position papers prepared by external consultants;

4. Ineffective review over the estimation of the warranty provision; and

5. Ineffective review over the reconciliation of the inventory and cost of goods sold reconciliation.

We have provided Marcum with a copy of these disclosures and requested that Marcum furnish us with a letter addressed to the SEC stating whether or not it agrees with the statements made herein and, if not, stating the respects in which it does not agree. A copy of the letter, provided by Marcum in response to that request, is filed as Exhibit 16.1 to the registration statement of which this joint proxy statement/consent solicitation statement/prospectus forms a part.

RSM US LLP (“RSM”) was appointed as the independent registered public accounting firm as of and for the year ended December 31, 2021, as approved by the board of directors of Electriq on January 10, 2022, subject to completion of client acceptance procedures.

During the years ended December 31, 2020 and 2021, and through November 12, 2022, neither Electriq nor anyone acting on its behalf consulted with RSM regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on its financial statements, and neither a written report nor oral advice was provided to Electriq that RSM concluded was an important factor considered by RSM in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or a reportable event.

LEGAL MATTERS

The legality of shares of Class A common stock offered by this joint proxy statement/consent solicitation statement/prospectus will be passed upon for TLG by Gibson, Dunn & Crutcher LLP.

SECURITIES ACT RESTRICTIONS ON RESALE OF COMBINED COMPANY’S SECURITIES

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted New Electriq common stock or New Electriq Public Warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of New Electriq at the time of, or at any time during the three months preceding, a sale and (ii) New Electriq is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as New Electriq was required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of New Electriq common stock or New Electriq Public Warrants for at least six months but who are affiliates of New Electriq at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of New Electriq common stock then outstanding; or

•	the average weekly reported trading volume of New Electriq common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of New Electriq under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about New Electriq.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

TLG anticipates that following the consummation of the Business Combination, New Electriq will not be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

OTHER MATTERS

As of the date of this joint proxy statement/consent solicitation statement/prospectus, the TLG Board does not know of any matters that will be presented for consideration at the Special Meeting other than as described in this joint proxy statement/consent solicitation statement/prospectus. If any other matters properly come before the Special Meeting, or any adjournment or postponement thereof, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters.

STOCKHOLDER PROPOSALS AND NOMINATIONS

We anticipate that the 2024 annual meeting of stockholders will be held no later than                     , 2024. For any proposal to be considered for inclusion in our proxy statement and form of proxy for submission to the stockholders at our 2024 annual meeting of stockholders, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act and our bylaws. Assuming the meeting is held on or about                     , 2024, such proposals must be received by New Electriq at its offices at 625 N. Flagler Drive, Suite 1003, West Palm Beach, Florida 33401, by                     , 2023, which New Electriq believes is a reasonable time before it begins to print and send its proxy materials.

The New Electriq Bylaws, which will be effective upon the consummation of the Business Combination, provide notice procedures for stockholders to propose business (other than director nominations) to be considered by stockholders at a meeting. Generally, to be timely, a stockholder’s notice must be received at New Electriq’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date (or if there has been no prior annual meeting), notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by New Electriq. Thus, for our 2024 annual meeting of stockholders, notice of a proposal must be delivered to our Secretary no later than                     , 2024 and no earlier than                     , 2024. The Chairperson of the New Electriq Board may refuse to acknowledge the introduction of any stockholder proposal not made in compliance with the foregoing procedures.

Further, the New Electriq Bylaws, which will be effective upon the consummation of the Business Combination, provide notice procedures for stockholders to nominate a person as a director to be considered by stockholders at a meeting. To be timely, a stockholder’s notice to the Secretary must be received by the Secretary at the principal executive offices of New Electriq in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date (or if there has been no prior annual meeting), notice by the stockholder to be timely must be so received not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by New Electriq. Thus, for our 2024 annual meeting of stockholders, notice of a nomination must be delivered to our Secretary no later than                     , 2024 and no earlier than                     , 2024. The Chairperson of the New Electriq Board may refuse to acknowledge the introduction of any stockholder nomination not made in compliance with the foregoing procedures. In addition to satisfying the deadlines in the advance notice provisions of the New Electriq Bylaws, a stockholder who intends to solicit proxies in support of nominees submitted under these advance notice provisions must provide the notice required under Rule 14a-19 of the Exchange Act to the Secretary no later than                     , 2024.

For additional information regarding New Electriq’s advance notice requirements for annual and special meetings, see “Description of Capital Stock of New Electriq—Anti-Takeover Provisions—Advance Notice Requirements for Stockholder Proposals and Director Nominations.”

HOUSEHOLDING INFORMATION

Pursuant to the rules of the SEC, unless TLG has received contrary instructions, TLG may send a single copy of this joint proxy statement/consent solicitation statement/prospectus to any household at which two or more stockholders reside if we believe the stockholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce our expenses. However, if stockholders prefer to receive multiple sets of TLG’s disclosure documents at the same address this year, the stockholders should follow the instructions described below. Similarly, if an address is shared with another stockholder and together both of the stockholders would like to receive only a single set of TLG’s disclosure documents, the stockholders should follow these instructions:

•

If the shares are registered in the name of the stockholder, the stockholder should contact TLG at its offices at 515 North Flagler Drive, Suite 520, West Palm Beach, Florida 33401, or its telephone number at (561) 945-8340 to inform TLG of his or her request; or

•	If a bank, broker or other nominee holds the shares, the stockholder should contact the bank, broker or other nominee directly.

WHERE YOU CAN FIND MORE INFORMATION

TLG files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read TLG’s SEC filings, including this joint proxy statement/consent solicitation statement/prospectus, over the Internet at the SEC’s website at www.sec.gov.

If you would like additional copies of this joint proxy statement/consent solicitation statement/prospectus or if you have questions about the Business Combination or the Proposals to be presented at the Special Meeting, you should contact TLG’s proxy solicitor at the following address and telephone number:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, CT 06902

Stockholders may call toll-free: (800) 662-5200

Banks and brokers may call collect: (203) 658-9400

Email: TLGA.info@investor.morrowsodali.com

If you are a TLG stockholder and would like to request documents, please do so by                     , 2023, in order to receive them before the Special Meeting. If you request any documents from TLG, TLG will mail them to you by first class mail, or another equally prompt means.

All information included in this joint proxy statement/consent solicitation statement/prospectus relating to TLG has been supplied by TLG, and all such information relating to Electriq has been supplied by Electriq. Information provided by either TLG or Electriq does not constitute any representation, estimate or projection of any other party.

Neither TLG nor Electriq has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that included in this joint proxy statement/consent solicitation statement/prospectus or in any of the materials that have been incorporated in this joint proxy statement/consent solicitation statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/consent solicitation statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/consent solicitation statement/prospectus does not extend to you. The information included in this joint proxy statement/consent solicitation statement/prospectus speaks only as of the date of this joint proxy statement/consent solicitation statement/prospectus unless the information specifically indicates that another date applies.

TLG ACQUISITION ONE CORP.
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2023	December 31, 2022
	(Unaudited)
Assets:
Current assets:
Cash	$15,406	$19,750
Prepaid expenses	155,465	108,156

Total current assets	170,871	127,906
Cash and investments held in Trust Account	82,988,329	80,945,242

Total Assets	$83,159,200	$81,073,148

Liabilities, Class A Common Stock Subject to Possible Redemption and Stockholders’ Deficit:
Current liabilities:
Accounts payable	$229,642	$276,917
Accrued expenses	5,373,916	4,472,261
Working Capital Loan - related party	3,897,451	2,330,370
Income tax payable	1,173,779	1,055,680
Franchise tax payable	50,050	50

Total current liabilities	10,724,838	8,135,278
Derivative warrant liabilities	1,400,000	800,000
Deferred underwriting commissions	14,000,000	14,000,000

Total Liabilities	26,124,838	22,935,278
Commitments and Contingencies
Class A common stock subject to possible redemption, $0.0001 par value; 7,948,405 shares at redemption value of approximately $10.27 and $10.03 per share as of March 31, 2023 and December 31, 2022, respectively	81,614,773	79,739,786
Stockholders’ Deficit:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding as of March 31, 2023 and December 31, 2022	—	—
Class A common stock, $0.0001 par value; 200,000,000 shares authorized; no non-redeemable shares issued and outstanding as of March 31, 2023 and December 31, 2022 (excluding 7,948,405 shares subject to possible redemption), respectively	—	—
Class F common stock, $0.0001 par value; 20,000,000 shares authorized; 5,000,000 and 10,000,000 shares issued and outstanding as of March 31, 2023 and December 31, 2022, respectively	500	1,000
Additional paid-in capital	—	—
Accumulated deficit	(24,580,911)	(21,602,916)

Total stockholders’ deficit	(24,580,411)	(21,601,916)

Total Liabilities, Class A Common Stock Subject to Possible Redemption and Stockholders’ Deficit	$83,159,200	$81,073,148

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TLG ACQUISITION ONE CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For The Three Months Ended March 31,
	2023	2022
General and administrative expenses	$1,384,702	$74,233
General and administrative expenses—related party	21,000	20,500
Franchise tax expenses	50,000	88,844

Loss from operations	(1,455,702)	(183,577)
Change in fair value of working capital loan - related party	457,919	—
Change in fair value of derivative warrant liabilities	(600,000)	6,600,000
Income from cash and investments held in Trust Account	612,374	32,647

Net (loss) income before income taxes	(985,409)	6,449,070
Income tax expense	(118,099)	—

Net (loss) income	$(1,103,508)	$6,449,070

Weighted average shares outstanding of Class A common stock	7,948,405	40,000,000

Basic and diluted net (loss) income per share, Class A common stock	$(0.08)	$0.13

Weighted average shares outstanding of Class F common stock	6,611,111	10,000,000

Basic and diluted net (loss) income per share, Class F common stock	$(0.08)	$0.13

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TLG ACQUISITION ONE CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31, 2023

	Common Stock				Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Class A		Class F
	Shares	Amount	Shares	Amount
Balance—December 31, 2022	—	$—	10,000,000	$1,000	$—	$(21,602,916)	$(21,601,916)
Increase in redemption value of Class A common stock subject to possible redemption	—	—	—	—	(500)	(1,874,487)	(1,874,987)
Forfeiture of Class F shares			(5,000,000)	(500)	500
Net loss	—	—	—	—	—	(1,103,508)	(1,103,508)

Balance—March 31, 2023 (unaudited)	—	$—	5,000,000	$500	$—	$(24,580,911)	$(24,580,411)

FOR THE THREE MONTHS ENDED MARCH 31, 2022

	Common Stock				Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Class A		Class F
	Shares	Amount	Shares	Amount
Balance—December 31, 2021	—	$—	10,000,000	$1,000	$—	$(27,942,377)	$(27,941,377)
Net income	—	—	—	—	—	6,449,070	6,449,070

Balance—March 31, 2022 (unaudited)	—	$—	10,000,000	$1,000	$—	$(21,493,307)	$(21,492,307)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TLG ACQUISITION ONE CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Three Months Ended March 31,
	2023	2022
Cash Flows from Operating Activities:
Net (loss) income	$(1,103,508)	$6,449,070
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Change in fair value of derivative warrant liabilities	600,000	(6,600,000)
Change in fair value of working capital loan - related party	(457,919)	—
Income from investments held in Trust Account	(612,374)	(32,647)
Changes in operating assets and liabilities:
Prepaid expenses	(47,309)	(727,272)
Accounts payable	(47,275)	45,218
Accrued expenses	901,655	(439,967)
Income tax payable	118,099	—
Franchise tax payable	50,000	(71,425)

Net cash used in operating activities	(598,631)	(1,377,023)

Cash Flows from Investing Activities
Cash deposited in Trust Account	(1,430,713)	—

Net cash used in investing activities	(1,430,713)	—

Cash Flows from Financing Activities:
Proceeds received from Working Capital Loan—related party	2,025,000	1,400,000

Net cash provided by financing activities	2,025,000	1,400,000

Net change in cash	(4,344)	22,977
Cash—beginning of the period	19,750	48,491

Cash—end of the period	$15,406	$71,468

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TLG Acquisition One Corp.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2023
Note 1-Description of Organization and Business Operations
TLG Acquisition One Corp. (the “Company”) is a blank check company incorporated in Delaware on October 2, 2020, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.
As of March 31, 2023, the Company had not commenced any operations. All activity for the period from October 2, 2020 (inception) through March 31, 2023, relates to the Company’s formation and the initial public offering (the “Initial Public Offering”) described below and, after the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating
income in the form of interest income on investments from the proceeds derived from the Initial Public Offering.
The Company’s sponsor is TLG Acquisition Founder LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on January 27, 2021. On February 1, 2021, the Company consummated its Initial Public Offering of 40,000,000 units (the “Units” and, with respect to the Class A common stock included in the Units being offered, the “Public Shares”), including 5,000,000 additional Units to cover over-allotments (the “Over-Allotment Units”), at $10.00 per Unit, generating gross proceeds of $400.0 million, and incurring offering costs of approximately $22.7 million, of which $14.0 million was for deferred underwriting commissions (Note 5).
Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 4,666,667 and 2,000,000 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) to the Sponsor and RBC Capital Markets, LLC, in its capacity as a purchaser of Private Placement Warrants (“RBC”), respectively, at a price of $1.50 per Private Placement Warrant, generating total proceeds of $10.0 million (Note 4).
Upon the closing of the Initial Public Offering and the Private Placement, $400.0 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement was placed in a trust account (“Trust Account”), and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as determined by the Company, until the earlier of (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if any, and excluding the amount of any deferred underwriting discount held in trust) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-business combination company owns or acquires 50% or more of the voting securities of

TLG Acquisition One Corp.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2023

the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.
The Company will provide the holders of the Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then held in the Trust Account (initially anticipated to be $10.00 per Public Share). The per-share
amount to be distributed to Public Stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5). These Public Shares will be recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity” (“ASC 480”). The Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of the Business Combination. The Company will not redeem the Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its amended and restated certificate of incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law or stock exchange listing requirements, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the Initial Stockholders (as defined below) agreed to vote their Founder Shares (as defined below in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. RBC has also agreed to vote any Public Shares purchased after the Initial Public Offering for which it has voting control in favor of a Business Combination. In addition, the Initial Stockholders agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination. The Amended and Restated Certificate of Incorporation provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.
The holders of the Founder Shares (as defined in Note 4) (the “Initial Stockholders”) agreed not to propose an amendment to the Amended and Restated Certificate of Incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or with respect to any other material provisions relating to stockholders’ rights or pre-initial
Business Combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment. If the Company is unable to complete a Business Combination by June 1, 2023 (as such period may be extended to August 1, 2023 or further extended pursuant to a stockholder vote, the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, subject to lawfully available funds therefor, redeem 100% of the Public

TLG Acquisition One Corp.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2023

Shares, at a
per-share
price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the board of directors of the Company (the “Board”), dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.
The Initial Stockholders agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Stockholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters agreed to waive their rights to the deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00. In order to protect the amounts held in the Trust Account, the Sponsor agreed to be liable to the Company if and to the extent any claims by a third party (except for the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement (a “Target”), reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or Target that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) not will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Trust Account Redemptions and Extension of Combination Period
On December 19, 2022, the Company held a special meeting of stockholders at which such stockholders approved the proposal to amend the Amended and Restated Certificate of Incorporation giving the Company the right to extend the business combination deadline on a monthly basis up to six times from February 1, 2023 to August 1, 2023, by depositing into the Trust Account the lesser of (i) an aggregate of $600,000 or (ii) $0.06 for each issued and outstanding Public Share that has not been redeemed for each one-month
extension (the “Extension”). On each of January 30, 2023, February 24, 2023, March 29, 2023 and May 1, 2023 the Company deposited $476,904 into the Trust Account in order to extend the business combination deadline to March 1, 2023, April 1, 2023, May 1, 2023 and June 1, 2023, respectively.
In connection with such vote, the holders of an aggregate of 32,051,595 Public Shares exercised their right to redeem their shares for an aggregate of approximately $324.4 million in cash held in the Trust Account.

TLG Acquisition One Corp.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2023

Additionally, upon shareholder approval of the Extension, the Sponsors agreed that they would forfeit for no consideration 5,000,000 shares of Class F common stock in connection with the Extension, which shares of Class F common stock will be cancelled (the “Forfeiture”). The Forfeiture occurred on January 30, 2023.
Proposed Business Combination
On November 13, 2022, the Company and Eagle Merger Corp., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), entered into a Merger Agreement, as amended on December 23, 2022 and March 22, 2023 and as may be further amended (the “Merger Agreement”) with Electriq Power, Inc., a Delaware corporation (“Electriq”). If the transactions contemplated by the Merger Agreement (the “Transactions”) are completed, Merger Sub will merge with and into Electriq, with Electriq surviving such merger as a wholly-owned subsidiary of the Company (the “Merger”). As a result of the Merger, and upon consummation of the Merger and the other Transactions (together with the Merger, the “Proposed Business Combination”), the separate corporate existence of Electriq will cease to exist and the holders of Electriq common stock, preferred stock, options, warrants and other convertible securities (collectively, the “Electriq equityholders”) will become equityholders of the Company, which will change its name to “Electriq Power Holdings, Inc.” in connection with the Business Combination ( “New Electriq”).
As part of the Merger, Electriq equityholders will receive aggregate merger consideration (the “Merger Consideration”) of $495 million, consisting of up to 49,500,000 shares of the Company’s Class A common stock, valued at $10.00 per share. At the closing of the Merger (the “Closing”), 2,000,000 shares of the Company’s Class A common stock from the Merger Consideration (the “Merger Consideration Incentive Shares”) will be placed into an escrow account to be used as Merger Consideration Incentive Shares. As part of the Merger Consideration, holders of Electriq’s warrants and options not exercised prior to the Merger will receive replacement warrants and options, respectively, to purchase shares of the Company’s Class A common stock based on the value of the Merger Consideration per share of Electriq common stock.
Pursuant to the Merger Agreement, the Company has agreed to use its reasonable best efforts to enter into subscription agreements, non-redemption
agreements, backstop agreements or similar financing agreements (the “Financing Agreements”) with one or more persons to provide at least the level of cash required to provide adequate operating liquidity for New Electriq through December 31, 2023 (such transactions, the “Financings”).
In connection with the Financings, 7,000,000 shares of the Company’s Class A common stock (the “Incentive Shares”) will be placed in escrow at Closing, consisting of 5,000,000 newly issued shares of The Company’s Class A common stock (the “New Incentive Shares”) and the 2,000,000 Merger Consideration Incentive Shares. The New Incentive Shares will be paid out as incentives in the Financings first, followed by the Merger Consideration Incentive Shares. At the termination of the escrow, any New Incentive Shares not paid out in the Financing will be transferred 50% to the Sponsor (defined in the Merger Agreement) and 50% to the Electriq equity holders, and any Merger Consideration Incentive Shares not paid out in the Financing will be returned to the Electriq equity holders.
The Merger Agreement includes covenants of Electriq with respect to operation of its business prior to consummation of the Merger. The Merger Agreement also contains additional covenants of the parties, including, among others, a covenant to make any required filings pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR”), and the preparation and filing of a registration statement on Form S-4 relating to the Merger and containing a proxy statement of the Company (the “Registration Statement / Proxy Statement”). The Merger Agreement also contains exclusivity provisions prohibiting Electriq and its subsidiaries from soliciting, initiating, knowingly facilitating, participating in, entering into, continuing

TLG Acquisition One Corp.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2023

discussions, negotiations or transactions with, or knowingly encouraging or responding to any inquiries or proposals by, or providing any information to any person relating to or that could reasonably be expect to lead to, or enter into or consummate any transaction relating to a Competing Company Transaction (as defined in the Merger Agreement), subject to limited exceptions specified therein.
The Merger Agreement contains customary representations and warranties of the parties thereto with respect to the parties, the Business Combination contemplated by the Merger Agreement and their respective business operations and activities. The representations and warranties of the parties generally do not survive the Closing.
Consummation of the Business Combination is generally subject to customary conditions, including (a) expiration or termination of all applicable waiting periods under HSR, (b) the absence of any law or governmental order prohibiting the consummation of the Merger, (c) the effectiveness of the Registration Statement / Proxy Statement, (d) the Company’s Class A common stock to be issued in the Merger having been listed on The New York Stock Exchange (“NYSE”) upon the Closing, and otherwise satisfying the applicable listing requirements of NYSE, (e) receipt of stockholder approval from stockholders of each of the Company and Electriq for consummation of the Merger and other related necessary matters and (f) the Company having net tangible assets following the redemptions of at least $5,000,001.
The parties to the Merger Agreement submitted their respective HSR notifications on December 12, 2022, and the waiting period under the HSR with respect to the transaction expired at 11:59 p.m., Eastern Time, on January 11, 2023. The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including by mutual written consent or if the Business Combination has not been consummated on or prior to June 1, 2023.
In connection with the execution of the Merger Agreement, certain security holders of Electriq (the “Electriq Holders”) entered into lock-up
agreements (each, a
“Lock-up
Agreement”) with Electriq and the Company. Pursuant to the
Lock-up
Agreements, the Electriq Holders agreed, among other things, that their shares of the Company’s Class A common stock received as Merger Consideration may not be transferred until the earlier to occur of (i) six months following Closing and (ii) the date after the Closing on which New Electriq completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of New Electriq stockholders having the right to exchange their equity holdings in New Electriq for cash, securities or other property (the
“Lock-up”).Notwithstanding
the foregoing, if, after the Closing, (i) the volume weighted average price per share of the Company’s Class A common stock equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-day trading period, 10% of the Restricted Securities (as defined in the
Lock-up
Agreement) of each Electriq Holder is released from the
Lock-up
and (ii) the volume weighted average price per share of the Company’s Class A common stock equals or exceeds $15.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-day trading period, an additional 10% of the Restricted Securities of each Electriq Holder will be released from the
Lock-up.
On March 22, 2023, the parties to each of
the Lock-up Agreements
entered into a First Amendment to
the Lock-up Agreement
(the “Lock-up Amendment”),
pursuant to which the parties agreed to amend the definition of “Restricted Securities” such that a fraction of the closing merger consideration (equal to approximately 5%) received by each Electriq Holder will not be subject to the Lock-up (such
fraction as further identified in
the Lock-up Amendment).
In connection with the execution of the Merger Agreement, the Company entered into an agreement (the “Sponsor Agreement”) with Electriq, the Sponsor, an affiliate of the Sponsor and the Company’s independent

TLG Acquisition One Corp.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2023

directors, whereby the Sponsor and holders of the Company’s Class F common stock have agreed to waive certain of their anti-dilution and conversion rights with respect to the Class F common stock.
The Sponsor also agreed to subject its holdings of the Company’s Class F common stock, and the other holders of the Company’s Class F common stock agreed to subject their Class F common stock, to certain transfer restrictions as follows: (i) with respect to 500,000 shares of Class F common stock, the Sponsor will not transfer such shares until the earliest to occur of (x) the fifth anniversary of the Closing, (y) such time as the closing volume weighted average price of a share of the Company’s Class A common stock equals or exceeds $12.50 for any 20 trading days within any 30-day trading period and (z) the date after the Closing on which New Electriq completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of New Electriq stockholders having the right to exchange their Company Class A common stock for cash, securities or other property; (ii) with respect to an additional 500,000 SPAC Founder Shares, the Sponsor will not transfer such shares until the earliest to occur of (x) the fifth anniversary of the Closing, (y) such time as the closing volume weighted average price of a share of the Company’s Class A common stock equals or exceeds $15.00 for any 20 trading days within any 30-day trading period or (z) the date after the Closing on which New Electriq completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of New Electriq stockholders having the right to exchange their Company Class A common stock for cash, securities or other property; and (iii) with respect to all of the SPAC Founder Shares (including those covered in (i) and (ii)), the Sponsor and the other holders will not transfer such shares until the earliest to occur of (x) the six-month
anniversary of the Closing or (y) the date after the Closing on which New Electriq completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of New Electriq stockholders having the right to exchange their Company Class A common stock for cash, securities or other property; provided that (i) 10% of such Founder Shares will be released at such time as the closing volume weighted average price of a share of the Company’s Class A common stock equals or exceeds $12.50 for any 20 trading days within any
30-day
trading period and (ii) an additional 10% of such shares of Founder Shares will be released at such time as the closing volume weighted average price of a share of the Company’s Class A common stock equals or exceeds $15.00 for any 20 trading days within any
30-day
trading period.
Support Agreement
In connection with the execution of the Merger Agreement, certain stockholders of Electriq (each, a “Supporting Electriq Stockholder”), Electriq and the Company entered into a Support Agreement (the “Support Agreement”). Under the Support Agreement, each Supporting Electriq Stockholder agreed to, among other things, (i) vote at any meeting of the stockholders of Electriq or by written consent all of its Electriq common stock and/or Electriq preferred stock, as applicable, held of record or thereafter acquired in favor of the Merger and the Transactions contemplated by the Merger Agreement and (ii) be bound by certain transfer restrictions with respect to Electriq securities, in each case, on the terms and subject to the conditions set forth in the Support Agreement.
Stockholders’ Agreement
The Merger Agreement contemplates that, at the Closing, New Electriq, the Sponsor and certain former Electriq equityholders will enter into a stockholders’ agreement (the “Stockholders’ Agreement”), pursuant to which (i) the Sponsor will be entitled to nominate one (1) director until the date upon which the Sponsor’s and its affiliates’ aggregate initial ownership interest of the issued and outstanding common stock of New Electriq (“Sponsor Initial Ownership Interest”) decreases to one-half
of Sponsor Initial Ownership Interest and (ii) Greensoil Building Innovation Fund
Co-Investment
I, L.P. (“Greensoil”) will be entitled to nominate one (1) director until the date upon which Greensoil’s and its affiliates’ aggregate initial ownership interest of the issued and outstanding common stock of New Electriq (“Greensoil Initial Ownership Interest”) decreases to

TLG Acquisition One Corp.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2023

one-half
of the Greensoil Initial Ownership Interest. The Sponsor and Greensoil will also each be entitled to designate one non-voting
board observer until the date upon which each of the Sponsor and Greensoil, respectively, holds less than 1% of the issued and outstanding common stock of New Electriq.
Registration Rights Agreement
The Merger Agreement contemplates that, at the Closing, New Electriq, the Sponsor, certain of its affiliates, RBC and certain former stockholders of Electriq will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, New Electriq will agree to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), certain shares of The Company’s Class A common stock that are held by, or issuable pursuant to other securities held by, the parties thereto from time to time.
If the transactions contemplated by the Merger Agreement are completed (the “Transactions”), Electriq will survive such merger as a wholly owned subsidiary of the Company (the “Merger”). As a result of the Merger, and upon consummation of the Merger and the other Transactions contemplated by the Merger Agreement (together with the Merger, the “Proposed Business Combination”), the separate corporate existence of Electriq will cease and the holders of Electriq common stock, preferred stock, options and warrants will become equityholders of the Company, which will change its name to “Electriq Power Holdings, Inc.” in connection with the Proposed Business Combination.
For additional information regarding the Merger Agreement and the Transactions contemplated therein, see the Current Reports on Form
8-K
as filed with the SEC by the Company on November 14, 2022, December 23, 2022 and March 23, 2023.
Liquidity and Going Concern
As of March 31, 2023, the Company had approximately $15,000 in its operating bank account and a working capital deficit of approximately $9.3 million, not including taxes payable of approximately $1.2 million.
The Company’s liquidity needs prior to the consummation of the Initial Public Offering were satisfied through the payment of $25,000 from the Sponsor on behalf of the Company to cover certain offering costs in exchange for issuance of Founder Shares (as defined in Note 4), and a loan from the Sponsor of approximately $192,000 under the Note (as defined in Note 4). The Company repaid the Note in full upon consummation of the Private Placement.
Subsequent from the consummation of the Initial Public Offering, the Company’s liquidity has been satisfied through the net proceeds from the consummation of the Initial Public Offering and the Private Placement, held outside of the Trust Account, and Working Capital Loan from affiliates. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor, or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Working Capital Loan (as defined in Note 4) as may be required. The Company has drawn approximately $5.0 million and $3.0 million under such loans as of March 31, 2023 and December 31, 2022, respectively.
In connection with the Company’s assessment of going concern considerations in accordance with FASB ASC Topic
205-40,
“Presentation of Financial Statements-Going Concern,” management has determined that the liquidity condition, the mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of

TLG Acquisition One Corp.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2023

assets or liabilities should the Company be required to liquidate after June 1, 2023 (as such period may be extended to August 1, 2023). The unaudited condensed consolidated financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern. The Company intends to complete a Business Combination before the mandatory
liquidation date.
Note 2-Basis of Presentation and Summary of Significant Accounting Policies
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and Article 8 of Regulation
S-X.
Accordingly, certain disclosures included in the annual financial statements have been condensed or omitted from these unaudited condensed consolidated financial statements as they are not required for interim financial statements under GAAP and the rules of the SEC. In the opinion of management, all adjustments (consisting of normal accruals) considered for a fair presentation have been included. Operating results for the three months ended March 31, 2023 are not necessarily indicative of the results that may be expected for the year ending December 31, 2023 or any future period.
The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s Annual Report on Form
10-K
for the year ended December 31, 2022, as filed with the SEC on March 20, 2023, which contains the audited financial statements and notes thereto. The financial information as of December 31, 2022, is derived from the audited financial statements presented in the Company’s Annual Report on Form
10-K
for the year ended December 31, 2022.
Principles of Consolidation
The consolidated financial statements of the Company include its wholly-owned subsidiary, Eagle Merger Corp., that was formed in connection with a potential Business Combination. All inter-company accounts and transactions are eliminated in consolidation.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging
growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is

TLG Acquisition One Corp.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2023

issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s unaudited condensed consolidated financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of income and expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the unaudited condensed consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Concentration of Credit Risk
The Company has significant cash balances at financial institutions which throughout the year regularly exceed the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of March 31, 2022 and December 31, 2022, held outside of the Trust Account.
Investments Held in Trust Account
Prior to December 28, 2022, the Company’s portfolio of investments held in the Trust Account was comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented in the condensed consolidated balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities are included in income from cash and investments held in Trust Account in the accompanying unaudited condensed consolidated statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the condensed

TLG Acquisition One Corp.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2023

consolidated balance sheets, primarily due to their short-term nature, except for the derivative warrant liabilities (see Note 9).
Fair Value Measurements
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.
Derivative Warrant Liabilities
The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and FASB ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed
at the end of each reporting period.
The warrants issued in connection with the Initial Public Offering (the “Public Warrants”) and the Private Placement Warrants are recognized as derivative liabilities in accordance with ASC 815. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement
at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s unaudited condensed consolidated statements of operations. The initial fair values of the Public Warrants and Private Placement Warrants have each been measured at fair value using a modified Black-Scholes option pricing model. The fair value of the Public Warrants and Private Placement Warrants have subsequently been determined using listed prices in an active market for such warrants. Derivative warrant liabilities are classified as non-current
liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.
Working Capital Loan-Related Party
The Company has elected the fair value option to account for borrowings under the Working Capital Loan with its affiliates that are subject to conversion, as defined and more fully described in Note 4. As a result of applying

TLG Acquisition One Corp.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2023

the fair value option, the Company records each convertible tranche, when drawn, at fair value with a gain or loss recognized at issuance, and subsequent changes in fair value are recorded as change in the fair value of Working Capital Loan-related party on the unaudited condensed consolidated statements of operations. The fair value is based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own estimates about the assumptions a market participant would use in pricing the liability.
Offering Costs Associated with the Initial Public Offering
Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with derivative warrant liabilities were expensed as incurred and presented as non-operating
expenses in the condensed consolidated statements of operations. Offering costs associated with the Class A common stock issued were charged against the carrying value of the Class A common stock subject to possible redemption upon the completion of the Initial Public Offering. The Company classifies deferred underwriting commissions as non-current
liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.
Class A Common Stock Subject to Possible Redemption
The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC 480. Class A common stock subject to mandatory redemption (if any) is classified as liability instruments and is measured at fair value. Conditionally redeemable Class A common stock (including Class A common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, Class A common stock is classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of March 31, 2023 and December 31, 2022, 7,948,405 shares of Class A common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ deficit section of the Company’s condensed consolidated balance sheets.
Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount. The change in the carrying value of redeemable shares of Class A common stock resulted in charges against additional paid-in
capital and accumulated deficit.
Income Taxes
The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, “Income Taxes” (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. As of March 31, 2023 and December 31, 2022, the Company had deferred tax assets aggregating approximately $151,000 and $349,000, which are subject to a full valuation allowance, respectively.

TLG Acquisition One Corp.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2023

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of March 31, 2023 and December 31, 2022.
The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of March 31, 2023 and December 31, 2022.
The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.
Net (Loss) Income Per Share of Common Stock
The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” The Company has two classes of shares, which are referred to as Class A common stock and Class F common stock. Income and losses are shared pro rata between the two classes of shares. Net (loss) income per common share is calculated by dividing the net (loss) income by the weighted average shares of common stock outstanding for the respective period. This presentation assumes a business combination as the most likely outcome.
The calculation of diluted net (loss) income does not consider the effect of the warrants underlying the Units sold in the Initial Public Offering (including the consummation of the Over-allotment) and the private placement warrants to purchase an aggregate of 20,000,000 shares of Class A common stock in the calculation of diluted (loss) income per share because their inclusion would be anti-dilutive under the treasury stock method. As a result, diluted net income per share is the same as basic net (loss) income per share for the three months ended March 31, 2023 and 2022. Accretion associated with the redeemable Class A common stock is excluded from earnings per share as the redemption value approximates fair value.
The tables below present a reconciliation of the numerator and denominator used to compute basic and diluted net (loss) income per share for each class of common stock:

	For the Three Months Ended March 31,
	2023		2022
	Class A	Class F	Class A	Class F
Basic and diluted net (loss) income per common stock:
Numerator:
Allocation of net (loss) income, basic and diluted	$(602,433)	$(501,075)	$5,159,256	$1,289,814
Denominator:
Basic and diluted weighted average common stock outstanding	7,948,405	6,611,111	40,000,000	10,000,000

Basic and diluted net (loss) income per common stock	$(0.08)	$(0.08)	$0.13	$0.13

TLG Acquisition One Corp.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2023

Recent Accounting Pronouncements
Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed consolidated financial statements.
Note 3-Initial Public Offering
On February 1, 2021, the Company consummated its Initial Public Offering of 40,000,000 Units, including 5,000,000 Over-Allotment Units, at $10.00 per Unit, generating gross proceeds of $400.0 million, and incurring offering costs of approximately $22.7 million, of which $14.0 million was for deferred underwriting commissions.
Each Unit consists of one share of Class A common stock and
one-third
of one redeemable warrant (each, a “Public Warrant”). Each whole Public Warrant will entitle the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 8).
Note 4-Related Party Transactions
Founder Shares
On October 13, 2020, the Sponsor paid $25,000 to cover certain offering costs of the Company in exchange for 8,625,000 shares of the Company’s Class F common stock, par value $0.0001 per share (the “Founder Shares”). Subsequently, in October 2020, 431,250 Founder Shares were transferred to an affiliate of the Sponsor. In January 2021, the Sponsor transferred 40,000 Founder Shares to each of the independent directors at their original purchase price. On January 27, 2021, the Company effected a stock dividend of 0.15942029 of a share of Class F common stock for each outstanding share of Class F common stock, resulting in an aggregate of 10,000,000 shares of Class F common stock outstanding. The Initial Stockholders agreed to forfeit up to 1,250,000 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters, so that the Founder Shares would represent 20.0% of the Company’s issued and outstanding shares after the Initial Public Offering. The underwriter exercised its over-allotment option in full on February 1, 2021; thus, these 1,250,000 Founder Shares are no longer subject to forfeiture.
The Initial Stockholders agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination; (B) subsequent to the initial Business Combination, if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination; and (C) the date following the completion of the initial Business Combination on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Public Stockholders having the right to exchange their shares of common stock for cash, securities or other property.
In connection with the Extension, the Sponsor agreed that it would forfeit for no consideration 5,000,000 shares of Class F common stock in connection with the Extension, which shares of Class F common stock were cancelled. The Forfeiture occurred on January 30, 2023.
Private Placement Warrants
Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 4,666,667 and 2,000,000 Private Placement Warrants to the Sponsor and RBC, respectively, at a price of $1.50 per Private Placement Warrant, generating total proceeds of $10.0 million.

TLG Acquisition One Corp.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2023

Each whole Private Placement Warrant is exercisable for one whole share of Class A common stock at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable
for cash and exercisable on a cashless basis so long as they are held by the Sponsor, RBC, or their permitted transferees.
The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.
Related Party Loans
On October 13, 2020, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This loan was non-interest
bearing and due upon the completion of the Initial Public Offering. The Company borrowed approximately $192,000 under the Note and repaid the Note in full upon consummation of the Private Placement. As of March 31, 2023 and December 31, 2022, no further drawdowns are permitted.
In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor and the Company executed a non-interest-bearing
promissory note in May 2021, providing the Company the ability to borrow up to $2,000,000 (the “Working Capital Loan”). On March 15, 2022, the Sponsor and the Company amended the Working Capital Loan, providing the Company the ability to borrow up to $5,000,000. On September 29, 2022, the Sponsor and the Company amended the Working Capital Loan, providing the Company the ability to borrow up to $8,000,000. If the Company completes an initial Business Combination, the Company will repay the Working Capital Loan out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loan will be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loan, but no proceeds held in the Trust Account would be used to repay the Working Capital Loan. The lender may elect to convert up to $1.5 million of such Working Capital Loan into warrants of the post Business Combination entity at a price of $1.50 per warrant. The warrants will be identical to the Private Placement Warrants. During the three months ended March 31, 2023, a total of approximately $2.0 million were additionally drawn. The Company has drawn approximately $5.0 million and $3.0 million under such loans as of March 31, 2023 and December 31, 2022, respectively.
Administrative Services Agreement
The Company entered into an agreement with an affiliate of the Sponsor, pursuant to which the Company agreed to pay a total of $7,000 per month for office space, administrative and support services to such affiliate. Upon completion of the initial Business Combination or the liquidation, the Company will cease paying these monthly fees.
The Company incurred approximately $21,000 and $20,500 in general and administrative expenses related to the agreement, which is recognized in the accompanying unaudited condensed consolidated statements of operations for the periods ended March 31, 2023 and December 31, 2022, respectively. As of March 31, 2023 and December 31, 2022, there was no accounts payable related to this agreement.
The Sponsor, officers and directors, or any of their respective affiliates, will be reimbursed for any reasonable out-of-pocket
expenses incurred in connection with activities on the Company’s behalf such as identifying

TLG Acquisition One Corp.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2023

potential target businesses and performing due diligence on suitable Business Combinations. The Company’s audit committee will review on a quarterly basis all payments that were made by the Company to the Sponsor, officers, directors or any of their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of reasonable out-of-pocket
expenses incurred by such persons in connection with activities on the Company’s behalf.
Note 5-Commitments and Contingencies
Registration Rights
The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of the Working Capital Loan, if any, had registration rights to require the Company to register a sale of any of the Company’s securities held by them (in the case of the Founder Shares, only after conversion to Class A common stock) pursuant to a registration rights agreement signed upon the consummation of the Initial Public Offering. The holders of these securities were entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders had certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. Notwithstanding the foregoing, RBC may not exercise its demand and “piggyback” registration rights after five and seven years, respectively, after the effective date of the registration statement. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The Company granted the underwriters a 45-day option from the date of Initial Public Offering to purchase up to 5,000,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price less the underwriting discounts and commissions. The underwriter exercised its over-allotment option in full on February 1, 2021.
The underwriters were entitled to an underwriting discount of $0.20 per Unit, or $8.0 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, the underwriters were entitled to a deferred fee of $0.35 per Unit, or $14.0 million in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement. Effective as of May 10, 2023, RBC, the sole underwriter of the Initial Public Offering, waived its entitlement to the deferred underwriting fee of $14.0 million.
Consulting Fees
The Company has agreements with third party consultants to provide certain advisory services to the Company relating to the identification of and negotiations with potential Targets, assistance with due diligence, marketing, financial analyses and investor relations, pursuant to which the consultants have agreed to defer their fees and have payment of such fees to be solely contingent on the Company closing an initial Business Combination. As of March 31, 2023 and December 31, 2022, the Company has incurred approximately $1,299,985 and $949,000 in contingent fees pursuant to these agreements. The Company will recognize an expense for these services when the performance trigger is considered probable, which in this case will occur upon the closing of an initial Business Combination.
Risks and Uncertainties
Management continues to evaluate the impact of the
COVID-19
pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position,

TLG Acquisition One Corp.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2023

results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of these unaudited condensed consolidated financial statements. The condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy is not determinable as of the date of these unaudited condensed consolidated financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these unaudited condensed consolidated financial statements.
On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax. Any share redemption or other share repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise will depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.
Note 6-Class A Common Stock Subject to Possible Redemption
The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of future events. The Company is authorized to issue 200,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of the Company’s Class A common stock are entitled to one vote for each share. As of March 31, 2023 and December 31, 2022, there were 7,948,405 shares of Class A common stock outstanding, all of which were subject to possible redemption.

TLG Acquisition One Corp.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2023

As of March 31, 2023 and December 31, 2022, the Class A common stock issued in the Initial Public Offering and issued as part of the Over-Allotment Units is recognized in Class A common stock subject to possible redemption as follows:

Gross proceeds from Initial Public Offering	$400,000,000
Less:
Fair value of Public Warrants at issuance	(24,533,330)
Offering costs allocated to Class A common stock subject to possible redemption	(21,284,250)
Plus:
Accretion on Class A common stock subject to possible redemption amount	45,817,580

Class A common stock subject to possible redemption, as of December 31, 2021	400,000,000

Plus:

Accretion on Class A common stock subject to possible redemption amount	4,101,927

Less:

Redemption of Class A common stock subject to possible redemption amount	(324,362,141)
Class A common stock subject to possible redemption, as of December 31, 2022	79,739,786
Plus:
Accretion on Class A common stock subject to possible redemption amount	1,874,987

Class A common stock subject to possible redemption, as of March 31, 2023	$81,614,773

Note 7-Stockholders’ Deficit
Preferred Stock
-The Company is authorized to issue 1,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s Board. As of March 31, 2023 and December 31, 2022, there were no shares of preferred stock issued or outstanding.
Class A Common Stock
-The Company is authorized to issue 200,000,000 shares of Class A common stock with a par value of $0.0001 per share. As of March 31, 2023 and December 31, 2022, there were 7,948,405 shares of Class A common stock issued and outstanding. All shares subject to possible redemption have been classified as temporary equity (see Note 6).
Class F Common Stock
-The Company is authorized to issue 20,000,000 shares of Class F common stock with a par value of $0.0001 per share. As of March 31, 2023 and December 31, 2022, there were 5,000,000 and 10,000,000 shares of Class F common stock outstanding, after giving retrospective application of the stock dividend as discussed in Note 4, retrospectively. Of the 10,000,000 shares of Class F common stock initially issued, up to 1,250,000 shares of Class F common stock were subject to forfeiture to the extent that the

TLG Acquisition One Corp.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2023

underwriters’ over-allotment option was not exercised in full or in part, so that the Initial Stockholders would collectively own 20% of the Company’s issued and outstanding common stock after the Initial Public Offering. The underwriter exercised its over-allotment option in full on February 1, 2021; thus, these 1,250,000 shares of Class F common stock are no longer subject to forfeiture. On January 30, 2023, in connection with the Extension, the Sponsors agreed that they would forfeit for no consideration 5,000,000 shares of Class F common stock in connection with the Extension, which shares of Class F common stock will be cancelled. The Forfeiture occurred.
The Amended and Restated Certificate of Incorporation provides that, prior to the initial Business Combination, only holders of the Founder Shares will have the right to vote on the election of directors. Holders of the Public Shares will not be entitled to vote on the election of directors during such time. These provisions of the Amended and Restated Certificate of Incorporation may only be amended if approved by holders of at least 90% of the outstanding common stock entitled to vote thereon. With respect to any other matter submitted to a vote of the stockholders, including any vote in connection with the initial Business Combination, except as required by applicable law or the applicable rules of the New York Stock Exchange then in effect, holders of the Founder Shares and holders of the Public Shares will vote together as a single class, with each share entitling the holder to one vote.
The Class F common stock will automatically convert into Class A common stock at the time of the initial Business Combination, or earlier at the option of the holder, on a one-for-one
basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of the initial Business Combination, the ratio at which shares of Class F common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class F common stock agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class F common stock will equal, in the aggregate, on an as-converted
basis, 20% of the sum of the total number of shares of common stock outstanding upon the completion of the Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the initial Business Combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination.
Note 8-Warrants
As of March 31, 2023 and December 31, 2022, the Company had 13,333,333 Public Warrants and 6,666,667 Private Warrants outstanding, respectively.
Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company agreed that as soon as practicable, but in no event later than 20 business days after the closing of the initial Business Combination, it will use its commercially reasonable efforts to file with the SEC and have an effective registration statement covering the shares of the Class A common stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of the Class A

TLG Acquisition One Corp.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2023

common stock until the warrants expire or are redeemed. If a registration statement covering the shares of the Class A common stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption.
The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if (x) the Company issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share of common stock (with such issue price or effective issue price to be determined in good faith by the Board, and in the case of any such issuance to the initial stockholders or their respective affiliates, without taking into account any Founder Shares held by them, as applicable, prior to such issuance) (the “Newly Issued Price”), the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the Newly Issued Price. The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the shares of Class A common stock issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable
so long as they are held by the Sponsor, RBC or their permitted transferees. If the Private Placement Warrants are held by someone other than the Sponsor, RBC or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.
Redemption of warrants for cash:
Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described herein with respect to the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•
if, and only if, the last reported sale price of Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the warrants as described above unless an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the warrants is effective and a current prospectus relating to those shares of Class A common stock is available throughout the
30-day
redemption period. Any such exercise would not be on a “cashless” basis and would require the exercising holder to pay the exercise price for each warrant being exercised.
If the Company calls the warrants for redemption as described above, the management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.”

TLG Acquisition One Corp.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2023

Redemption of warrants for Class A common stock:
Commencing ninety days after the warrants become exercisable, the Company may redeem the outstanding warrants:

•	in whole and not in part;

•
at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to an agreed table based on the redemption date and the “fair market value” of Class A common stock;

•
if, and only if, the last reported sale price of Class A common stock equals or exceeds $10.00 per share (as adjusted per stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which the Company send the notice of redemption to the warrant holders;

•
if, and only if, the Private Placement Warrants are also concurrently exchanged at the same price (equal to a number of shares of Class A common stock) as the outstanding Public Warrants, as described above; and

•
if, and only if, there is an effective registration statement covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants and a current prospectus relating thereto available throughout the 30-day period after written notice of redemption is given.

The “fair market value” of Class A common stock for the above purpose shall mean the average last reported sale price of Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.
If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.
Note 9 — Fair Value Measurements
The following tables present information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2023 and December 31, 2022 and indicate the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.
March 31, 2023:

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Liabilities:

Derivative warrant liabilities - Public warrants	$933,330	$—	$—
Derivative warrant liabilities - Private placement warrants	$—	$466,670	$—
Working Capital Loan - related party	$—	$—	$3,897,451

TLG Acquisition One Corp.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2023

December 31, 2022:

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Liabilities:

Derivative warrant liabilities - Public warrants	$533,330	$—	$—
Derivative warrant liabilities - Private placement warrants	$—	$266,670	$—
Working Capital Loan - related party	$—	$—	$2,330,370
Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. The estimated fair value of the Public Warrants was transferred from a Level 3 measurement to a Level 1 fair value measurement in March 2021, upon trading of the Public Warrants in an active market. The estimated fair value of the Private Placement Warrants was transferred from a Level 3 to a Level 2 on January 1, 2022, as the key inputs to the valuation model became directly or indirectly observable from the Public Warrants listed price. There were no other transfers between levels of the hierarchy for the three months ended March 31, 2023 and the year ended December 31, 2022.
Level 1 assets include investments in money market funds that invest solely in U.S. Treasury securities. Level 1 liabilities include Public Warrants which are recognized at fair value based on the listed price in an active market for such warrants.
The fair value of the Public Warrants and Private Placement Warrants was initially measured using a modified Black-Scholes option pricing model. The fair value of the Public Warrants and Private Placement Warrants has subsequently been determined using listed prices in an active market for such warrants.
The estimated fair value of the Private Placement Warrants, prior to being a Level 2 measurement, is determined using Level 3 inputs. Inherent in an option pricing simulation are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its common shares based on historical volatility of select peer companies’ common shares that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon
yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.
Up to $1.5 million in outstanding principal of the Working Capital Loan may be converted, at the lender’s option, into warrants of the post Business Combination entity at a price of $1.50 per warrant. The warrants will be identical to the Private Placement Warrants. The Company has elected the fair value option to account for the borrowings under the Working Capital Loan. The fair value of the working capital loan was estimated utilizing discounted cash flow techniques and a Black-Scholes option model assuming the warrants as the underlying. The traded price of the Public Warrants as of each measurement date was used as a proxy for the underlying warrant price. The time to maturity was estimated based on management’s estimated time to close a Business Combination. The volatility was derived from the traded prices of the Public Warrants. The discounted value of the loan host is based on observable high yield rates and management’s estimated probability of closing a Business Combination.

TLG Acquisition One Corp.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2023

As of March 31, 2023 and December 31, 2022, all funds in the Trust Account are held as cash.
The following table provides quantitative information regarding Level 3 fair value measurements inputs at their measurement dates:

	March 31, 2023	December 31, 2022
Working Capital Loan:
Warrant price	$0.04	$0.04
Volatility	0.01%	0.01%
Risk-free rate	3.57%	3.99%
Discount rate	15.76%	15.76%
Probability of Business Combination	80.00%	80.00%
Term (years)	0.25	0.25
The change in the fair value of Level 3 liabilities for the three months ended March 31, 2023 is summarized as follows:

Working Capital Loans- Related Party
Level 3 - Instruments December 31, 2022	$2,330,370
Borrowings of working capital loan - related party	2,025,000
Change in fair value of working capital loan - related party	(457,919)

Level 3 - Instruments at March 31, 2023	$3,897,451

The change in the fair value of Level 3 derivative warrant liabilities for the three months ended March 31, 2022 is summarized as follows:

	Derivative Warrant Liabilities	Working Capital Loans- Related Party
Level 3 - Instruments December 31, 2021	$3,666,670	$920,000
Transfer of Private Placement Warrants from Level 3 to Level 2	(3,666,670)	—
Working capital loan - related party	—	1,400,000

Level 3 - Instruments at March 31, 2022	$—	$2,320,000

TLG Acquisition One Corp.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2023

Note 10-
Subsequent Events
The Company evaluated subsequent events and transactions that occurred after the unaudited condensed consolidated balance sheets date up to the date that the unaudited condensed consolidated financial statements were issued. Based upon this review, other than the below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the unaudited condensed consolidated financial statements.
On April 26, 2023, the Company borrowed $550,000 against the Working Capital Loan. As of this filing the total amount borrowed against the Working Capital Loan was $5,595,000 and $2,405,000 was available for withdrawal.
On May 1, 2023, the Company deposited $476,904 into the Trust Account in order to extend the business combination deadline to June 1, 2023.
On May 10, 2023, the Company received notice that RBC Capital Markets, LLC is waiving their rights to receive the Deferred Discount as defined in the Underwriting Agreement.

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of
TLG Acquisition One Corp.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of TLG Acquisition One Corp. (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company is unable to raise additional funds to alleviate liquidity needs and complete a business combination by April 1, 2023 then the Company will cease all operations except for the purpose of liquidating. The liquidity condition, date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ WithumSmith+Brown, PC
We have served as the Company’s auditor since 2020.
New York, New York
March 20, 2023
PCAOB ID Number 100

TLG ACQUISITION ONE CORP.
CONSOLIDATED BALANCE SHEETS

	December 31, 2022	December 31, 2021
Assets:
Current assets:
Cash	$19,750	$48,491
Prepaid expenses	108,156	105,654

Total current assets	127,906	154,145
Cash and investments held in Trust Account	80,945,242	400,023,684

Total Assets	$81,073,148	$400,177,829

Liabilities, Class A Common Stock Subject to Possible Redemption and Stockholders’ Deficit:
Current liabilities:
Accounts payable	$276,917	$48,917
Accrued expenses	4,472,261	2,428,864
Working capital loan - related party	2,330,370	920,000
Income tax payable	1,055,680	—
Franchise tax payable	50	121,425

Total current liabilities	8,135,278	3,519,206
Derivative warrant liabilities	800,000	10,600,000
Deferred underwriting commissions	14,000,000	14,000,000

Total Liabilities	22,935,278	28,119,206
Commitments and Contingencies
Class A common stock subject to possible redemption, $ 0.0001 par value; 7,948,405 and 40,000,000 shares at redemption value of approximately $ 10.03 and $ 10.00 per share as of December 31, 2022 and 2021, respectively	79,739,786	400,000,000
Stockholders’ Deficit:
Preferred stock, $ 0.0001 par value; 1,000,000 shares authorized; no ne issued and outstanding as of December 31, 2022 and 2021	—	—
Class A common stock, $ 0.0001 par value; 200,000,000 shares authorized; no non-redeemable shares issued and outstanding as of December 31, 2022 and 2021 (excluding 40,000,000 shares subject to possible redemption)	—	—
Class F common stock, $ 0.0001 par value; 20,000,000 shares authorized; 10,000,000 shares issued and outstanding as of December 31, 2022 and 2021	1,000	1,000
Additional paid-in capital	—	—
Accumulated deficit	(21,602,916)	(27,942,377)

Total stockholders’ deficit	(21,601,916)	(27,941,377)

Total Liabilities, Class A Common Stock Subject to Possible Redemption and Stockholders’ Deficit	$81,073,148	$400,177,829

The accompanying notes are an integral part of these consolidated financial statements.

F-3
0

TLG ACQUISITION ONE CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2022 and 2021

	For the Years Ended
	2022	2021
General and administrative expenses	$4,353,919	$4,332,947
General and administrative expenses - related party	83,500	78,000
Franchise tax expenses	238,894	209,995

Loss from operations	(4,676,313)	(4,620,942)
Offering costs associated with derivative warrant liabilities	—	(1,413,340)
Change in fair value of derivative warrant liabilities	9,800,000	23,933,330
Change in fair value of working capital loan - related party	689,630	—
Income from investments held in Trust Account	5,683,750	23,684

Net income before income taxes	11,497,067	17,922,732
Income tax expense	(1,055,679)	—

Net income	$10,441,388	$17,922,732

Weighted average shares outstanding of Class A common stock, basic and diluted	39,824,375	36,602,740

Basic and diluted net income per share, Class A common stock	$0.21	$0.39

Weighted average shares outstanding of Class F common stock, basic and diluted	10,000,000	9,893,836

Basic and diluted net income per share, Class F common stock	$0.21	$0.39

The accompanying notes are an integral part of these consolidated financial statements.

F-
31

TLG ACQUISITION ONE CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
For the Year Ended December 31, 2022

	Common Stock				Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Class A		Class F
	Shares	Amount	Shares	Amount
Balance - January 1, 2022	—	$—	10,000,000	$1,000	$—	$(27,942,377)	$(27,941,377)
Increase in redemption value of Class A common stock subject to possible redemption	—	—	—	—	—	(4,101,927)	(4,101,927)
Net income	—	—	—	—	—	10,441,388	10,441,388

Balance - December 31, 2022	—	$—	10,000,000	$1,000	$—	$(21,602,916)	$(21,601,916)

For the Year Ended December 31, 2021

	Common Stock				Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Class A		Class F
	Shares	Amount	Shares	Amount
Balance - January 1, 2021	—	$—	10,000,000	$1,000	$24,000	$(3,329)	$21,671
Accretion of Class A common stock subject to possible	—	—	—	—	(24,000)	(45,861,780)	(45,885,780)
redemption amount
Net income	—	—	—	—	—	17,922,732	17,922,732

Balance - December 31, 2021	—	$—	10,000,000	$1,000	$—	$(27,942,377)	$(27,941,377)

The accompanying notes are an integral part of these consolidated financial statements.

F-
32

TLG ACQUISITION ONE CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2022 and 2021

	For the Years Ended
	2022	2021
Cash Flows from Operating Activities:
Net income	$10,441,388	$17,922,732
Adjustments to reconcile net income to net cash used in operating activities:
General and administrative expenses paid by related party under note payable	—	1,530
Offering costs associated with derivative warrant liabilities	—	1,413,340
Change in fair value of derivative warrant liabilities	(9,800,000)	(23,933,330)
Change in fair value of working capital loan - related party	(689,630)	—
Income from investments held in Trust Account	(5,683,750)	(23,684)
Changes in operating assets and liabilities:
Prepaid expenses	(2,502)	(105,654)
Accounts payable	228,000	48,917
Accrued expenses	2,043,398	2,343,864
Income tax payable	1,055,680	—
Franchise tax payable	(121,375)	120,488

Net cash used in operating activities	(2,528,791)	(2,211,797)

Cash Flows from Investing Activities
Investment income released from Trust Account to pay for taxes	400,050	—
Cash withdrawn from Trust Account for redemptions	324,362,141	—
Cash deposited in Trust Account	—	(400,000,000)

Net cash provided by (used in) investing activities	324,762,191	(400,000,000)

Cash Flows from Financing Activities:
Repayment of note payable to related party	—	(192,312)
Proceeds received from initial public offering, gross	—	400,000,000
Proceeds received from private placement	—	10,000,000
Redemption of Class A common stock	(324,362,141)	—
Proceeds received from working Capital Loan - related party	2,100,000	920,000
Offering costs paid	—	(8,467,900)

Net cash provided by (used in) financing activities	(322,262,141)	402,259,788

Net change in cash	(28,741)	47,991
Cash - beginning of the year	48,491	500

Cash - end of the year	$19,750	$48,491

Supplemental disclosure of noncash activities:
Deferred offering costs included in accrued expenses	$—	$85,000
Deferred offering costs paid by related party under promissory note	$—	$51,890
Accounts payable paid through promissory note	$—	$750
Deferred underwriting commissions in connection with the initial public offering	$—	$14,000,000
The accompanying notes are an integral part of these consolidated financial statements.

F-
33

TLG ACQUISITION ONE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1-Description of Organization and Business Operations
TLG Acquisition One Corp. (the “Company”) is a blank check company incorporated in Delaware on October 2, 2020, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.
As of December 31, 2022, the Company had not commenced any operations. All activity for the period from October 2, 2020 (inception) through December 31, 2022, relates to the Company’s formation and the initial public offering (the “Initial Public Offering”) described below and, after the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating
income in the form of interest income on investments from the proceeds derived from the Initial Public Offering.
The Company’s sponsor is TLG Acquisition Founder LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on January 27, 2021. On February 1, 2021, the Company consummated its Initial Public Offering of
40,000,000
units (the “Units” and, with respect to the Class A common stock included in the Units being offered, the “Public Shares”), including
5,000,000
additional Units to cover over-allotments (the “Over-Allotment Units”), at $
10.00
per Unit, generating gross proceeds of $
400.0
 million, and incurring offering costs of approximately $
22.7
 million, of which $
14.0
 million was for deferred underwriting commissions (Note 5).
Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of
4,666,667
and
2,000,000
warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) to the Sponsor and RBC Capital Markets, LLC, in its capacity as a purchaser of Private Placement Warrants (“RBC”), respectively, at a price of $
1.50
per Private Placement Warrant, generating total proceeds of $
10.0
 million (Note 4).
Upon the closing of the Initial Public Offering and the Private Placement, $
400.0
 million ($
10.00
per Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement was placed in a trust account (“Trust Account”), and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of
185
days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule
2a-7
under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as determined by the Company, until the earlier of (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least
80
% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if any, and excluding the amount of any deferred underwriting discount held in trust) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-business combination company owns or acquires
50
% or more of the voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

F-
34

TLG ACQUISITION ONE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company will provide the holders of the Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then held in the Trust Account (initially anticipated to be $
10.00
per Public Share). The
per-share
amount to be distributed to Public Stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5). These Public Shares will be recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity” (“ASC 480”). The Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of the Business Combination. The Company will not redeem the Public Shares in an amount that would cause its net tangible assets to be less than $
5,000,001
. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its amended and restated certificate of incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law or stock exchange listing requirements, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the Initial Stockholders (as defined below) agreed to vote their Founder Shares (as defined below in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. RBC has also agreed to vote any Public Shares purchased after the Initial Public Offering for which it has voting control in favor of a Business Combination. In addition, the Initial Stockholders agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination. The Amended and Restated Certificate of Incorporation provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of
15
% or more of the Public Shares, without the prior consent of the Company.
The holders of the Founder Shares (as defined in Note 4) (the “Initial Stockholders”) agreed not to propose an amendment to the Amended and Restated Certificate of Incorporation to modify the substance or timing of the Company’s obligation to redeem
100
% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or with respect to any other material provisions relating to stockholders’ rights or pre-initial
Business Combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment. If the Company is unable to complete a Business Combination within
24
months from the closing of the Initial Public Offering, or February 1, 2023, (as such period may be extended pursuant to a stockholder vote, the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, subject to lawfully available funds therefor, redeem
100
% of the Public Shares, at a
per-share
price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes (less up to $
100,000
of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely

F-
35

TLG ACQUISITION ONE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the board of directors of the Company (the “Board”), dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.
The Initial Stockholders agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Stockholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters agreed to waive their rights to the deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $
10.00
. In order to protect the amounts held in the Trust Account, the Sponsor agreed to be liable to the Company if and to the extent any claims by a third party (except for the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement (a “Target”), reduce the amount of funds in the Trust Account to below the lesser of (i) $
10.00
per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $
10.00
per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or Target that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) not will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Trust Account Redemptions and Extension of Combination Period
On December 19, 2022, the Company held a special meeting of stockholders at which such stockholders approved the proposal to amend the Amended and Restated Certificate of Incorporation giving the Company the right to extend the business combination deadline on a monthly basis up to six times from February 1, 2023 to August 1, 2023, by depositing into the Trust Account the lesser of (i) an aggregate of $
600,000
or (ii) $
0.06

for each issued and outstanding Public Share that has not been redeemed for each one-month extension (the “Extension”). On both January 30, 2023 and February 24, 2023, the Company deposited $
476,904
into the Trust Account in order to extend the business combination deadline to March 1, 2023 and April 1, 2023, respectively.
In connection with such vote, the holders of an aggregate of

32,051,595

Public Shares exercised their right to redeem their shares for an aggregate of approximately $
324.4
 million in cash held in the Trust Account. Additionally, upon shareholder approval of the Extension, the Sponsor agreed that it would forfeit for no consideration 5,000,000

shares of Class F common stock in connection with the Extension, which shares of Class F common stock will be cancelled (the “Forfeiture”). The Forfeiture occurred on January 30, 2023.

F-
36

TLG ACQUISITION ONE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Proposed Business Combination
On November 13, 2022, the Company and Eagle Merger Corp., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), entered into a Merger Agreement, as amended on December 23, 2022 and as may be further amended (the “Merger Agreement”) with Electriq Power, Inc., a Delaware corporation (“Electriq”). If the transactions contemplated by the Merger Agreement (the “Transactions”) are completed, Merger Sub will merge with and into Electriq, with Electriq surviving such merger as a wholly-owned subsidiary of the Company (the “Merger”). As a result of the Merger, and upon consummation of the Merger and the other Transactions (together with the Merger, the “Proposed Business Combination”), the separate corporate existence of Electriq will cease to exist and the holders of Electriq common stock, preferred stock, options, warrants and other convertible securities (collectively, the “Electriq equityholders”) will become equityholders of the Company, which will change its name to “Electriq Power Holdings, Inc.” in connection with the Business Combination ( “New Electriq”).
As part of the Merger, Electriq equityholders will receive aggregate merger consideration (the “Merger Consideration”) of $

 million, consisting of
49,500,000
 shares of the Company’s Class A common stock, valued at $
10.00
 per share, and the right to elect to receive up to $
25.0
 million in cash with a corresponding reduction in the number of shares of the Company’s Class A common stock. At the closing of the Merger (the “Closing”),
2,000,000 shares of the Company’s Class A common stock from the Merger Consideration (the “Merger Consideration Incentive Shares”) will be placed into an escrow account to be used as Merger Consideration Incentive Shares. As part of the Merger Consideration, holders of Electriq’s warrants and options not exercised prior to the Merger will receive replacement warrants and options, respectively, to purchase shares of the Company’s Class A Common Stock based on the value of the Merger Consideration per share of Electriq common stock.
Pursuant to the Merger Agreement, the Company has agreed to use its reasonable best efforts to enter into subscription agreements, non-redemption
agreements, backstop agreements or similar financing agreements (the “Financing Agreements”) with one or more persons to provide at least the level of cash required to provide adequate operating liquidity for New Electriq through December 31, 2023 (such transactions, the “Financings”).
In connection with the Financings, 7,000,000 shares of the Company’s Class A common stock (the “Incentive Shares”) will be placed in escrow at Closing, consisting of 5,000,000 newly issued shares of The Company’s Class A common stock (the “New Incentive Shares”) and the 2,000,000 Merger Consideration Incentive Shares. The New Incentive Shares will be paid out as incentives in the Financings first, followed by the Merger Consideration Incentive Shares. At the termination of the escrow, any New Incentive Shares not paid out in the Financing will be transferred 50% to the Sponsor (defined in the Merger Agreement) and 50% to the Electriq equityholders, and any Merger Consideration Incentive Shares not paid out in the Financing will be returned to the Electriq equityholders.
The Merger Agreement includes covenants of Electriq with respect to operation of its business prior to consummation of the Merger. The Merger Agreement also contains additional covenants of the parties, including, among others, a covenant to make any required filings pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR”), and the preparation and filing of a registration statement on Form
S-4
relating to the Merger and containing a proxy statement of the Company (the “Registration Statement / Proxy Statement”). The Merger Agreement also contains exclusivity provisions prohibiting Electriq and its subsidiaries from soliciting, initiating, knowingly facilitating, participating in, entering into, continuing discussions, negotiations or transactions with, or knowingly encouraging or responding to any inquiries or proposals by, or providing any information to any person relating to or that could reasonably be expect to lead to, or enter into or consummate any transaction relating to a Competing Company Transaction (as defined in the Merger Agreement), subject to limited exceptions specified therein.

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TLG ACQUISITION ONE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Merger Agreement contains customary representations and warranties of the parties thereto with respect to the parties, the Business Combination contemplated by the Merger Agreement and their respective business operations and activities. The representations and warranties of the parties generally do not survive the Closing.
Consummation of the Business Combination is generally subject to customary conditions, including (a) expiration or termination of all applicable waiting periods under HSR, (b) the absence of any law or governmental order prohibiting the consummation of the Merger, (c) the effectiveness of the Registration Statement / Proxy Statement, (d) the Company’s Class A common stock to be issued in the Merger having been listed on The New York Stock Exchange (“NYSE”) upon the Closing, and otherwise satisfying the applicable listing requirements of NYSE, (e) receipt of stockholder approval from stockholders of each of the Company and Electriq for consummation of the Merger and other related necessary matters and (f) the Company having net tangible assets following the redemptions of at least $
5,000,001
.
The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including by mutual written consent or if the Business Combination has not been consummated on or prior to April 1, 2023 (subject to extensions until as late as June 1, 2023).
In connection with the execution of the Merger Agreement, certain security holders of Electriq (the “Electriq Holders”) entered into lock-up
agreements (each,
 as amended,
a
“Lock-up
Agreement”) with Electriq and the Company. Pursuant to the
Lock-up
Agreements, the Electriq Holders agreed, among other things, that their shares of the Company’s Class A common stock received as Merger Consideration may not be transferred until the earlier to occur of (i) six months following Closing and (ii) the date after the Closing on which New Electriq completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of New Electriq stockholders having the right to exchange their equity holdings in New Electriq for cash, securities or other property (the
“Lock-up”).
Notwithstanding the foregoing, if, after the Closing, (i) the volume weighted average price per share of the Company’s Class A common stock equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any
30-day
trading period, 10% of the Restricted Securities (as defined in the
Lock-up
Agreement) of each Electriq Holder is released from the
Lock-up
and (ii) the volume weighted average price per share of the Company’s Class A common stock equals or exceeds $15.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any
30-day
trading period, an additional 10% of the
R
estricted Securities of each Electriq Holder will be released from the
Lock-up.
In connection with the execution of the Merger Agreement, the Company entered into an agreement (the “Sponsor Agreement”) with Electriq, the Sponsor, an affiliate of the Sponsor and the Company’s independent directors, whereby the Sponsor and holders of the Company’s Class F common stock have agreed to waive certain of their anti-dilution and conversion rights with respect to the Class F common stock.
The Sponsor also agreed to subject its holdings of the Company’s Class F common stock, and the other holders of the Company’s Class F common stock agreed to subject their Class F common stock, to certain transfer restrictions as follows: (i) with respect to 500,000 shares of Class F common stock, the Sponsor will not transfer such shares until the earliest to occur of (x) the fifth anniversary of the Closing, (y) such time as the closing volume weighted average price of a share of the Company’s Class A Common Stock equals or exceeds $12.50 for any 20 trading days within any
30-day
trading period and (z) the date after the Closing on which New Electriq completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of New Electriq stockholders having the right to exchange their The Company’s Class A common stock for cash, securities or other property; (ii) with respect to an additional 500,000
 SPAC Founder Shares, the Sponsor will not transfer such shares until the earliest to occur of (x) the fifth anniversary of the Closing, (y) such time as the closing volume weighted average price of a share of the Company’s Class A Common Stock equals
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38

TLG ACQUISITION ONE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

or exceeds $
15.00
for any
20
trading days within any
30-day
trading period or (z) the date after the Closing on which New Electriq completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of New Electriq stockholders having the right to exchange their The Company’s Class A Common Stock for cash, securities or other property; and (iii) with respect to all of the SPAC Founder Shares (including those covered in (i) and (ii)), the Sponsor and the other holders will not transfer such shares until the earliest to occur of (x) the six-month
anniversary of the Closing or (y) the date after the Closing on which New Electriq completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of New Electriq stockholders having the right to exchange their The Company’s Class A Common Stock for cash, securities or other property; provided that (i)
10
% of such SPAC Founder Shares will be released at such time as the closing volume weighted average price of a share of the Company’s Class A common stock equals or exceeds $
12.50

for any
20
 trading days within any
30
-day
trading period and (ii) an additional
10
% of such shares of Class F common stock will be released at such time as the closing volume weighted average price of a share of the Company’s Class A common stock equals or exceeds $
15.00 for any 20 trading days within any 30
-day trading

period.
The Company’s Class A Common Stock equals or exceeds $
12.50
for any
20
trading days within any
30-day
trading period and (ii) an additional
10
% of such SPAC Founder Shares will be released at such time as the closing volume weighted average price of a share of the Company’s Class A Common Stock equals or exceeds $
15.00
for any
20
trading days within any
30-day
trading period.
Support Agreement
In connection with the execution of the Merger Agreement, certain stockholders of Electriq (each, a “Supporting Electriq Stockholder”), Electriq and the Company entered into a Support Agreement (the “Support Agreement”). Under the Support Agreement, each Supporting Electriq Stockholder agreed to, among other things, (i) vote at any meeting of the stockholders of Electriq or by written consent all of its Electriq common stock and/or Electriq preferred stock, as applicable, held of record or thereafter acquired in favor of the Merger and the Transactions contemplated by the Merger Agreement and (ii) be bound by certain transfer restrictions with respect to Electriq securities, in each case, on the terms and subject to the conditions set forth in the Support Agreement.
Stockholders’ Agreement
The Merger Agreement contemplates that, at the Closing, New Electriq, the Sponsor and certain former Electriq equityholders will enter into a stockholders’ agreement (the “Stockholders’ Agreement”), pursuant to which (i) the Sponsor will be entitled to nominate one (1) director until the date upon which the Sponsor’s and its affiliates’ aggregate initial ownership interest of the issued and outstanding common stock of New Electriq (“Sponsor Initial Ownership Interest”) decreases to one-half
of Sponsor Initial Ownership Interest and (ii) Greensoil Building Innovation Fund
Co-Investment
I, L.P. (“Greensoil”) will be entitled to nominate one (1) director until the date upon which Greensoil’s and its affiliates’ aggregate initial ownership interest of the issued and outstanding common stock of New Electriq (“Greensoil Initial Ownership Interest”) decreases to one-half
of the Greensoil Initial Ownership Interest. The Sponsor and Greensoil will also each be entitled to designate one non-voting
board observer until the date upon which each of the Sponsor and Greensoil, respectively, holds less than
1
% of the issued and outstanding common stock of New Electriq.
Registration Rights Agreement
The Merger Agreement contemplates that, at the Closing, New Electriq, the Sponsor, certain of its affiliates, RBC and certain former stockholders of Electriq will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, New Electriq will

F-
39

TLG ACQUISITION ONE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

agree to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), certain shares of The Company’s Class A Common Stock that are held by, or issuable pursuant to other securities held by, the parties thereto from time to time.

If the transactions contemplated by the Merger Agreement are completed (the “Transactions”), Electriq will survive such merger as a wholly owned subsidiary of the Company (the “Merger”). As a result of the Merger, and upon consummation of the Merger and the other Transactions contemplated by the Merger Agreement (together with the Merger, the “Proposed Business Combination”), the separate corporate existence of Electriq will cease and the holders of Electriq common stock, preferred stock, options and warrants will become equityholders of the Company, which will change its name to “Electriq Power Holdings, Inc.” in connection with the Proposed Business Combination.
For additional information regarding the Merger Agreement and the Transactions contemplated therein, see the Current Report on Form
8-K
as filed with the SEC by the Company on November 14, 2022.
Liquidity and Going Concern
As of December 31, 2022, the Company had approximately $
20,000
in its operating bank account and a working capital deficit of approximately $
7.0
 million, not including taxes payable of approximately $1.0 million.
The Company’s liquidity needs prior to the consummation of the Initial Public Offering were satisfied through the payment of $
25,000
from the Sponsor on behalf of the Company to cover certain offering costs in exchange for issuance of Founder Shares (as defined in Note 4), and a loan from the Sponsor of approximately $
192,000
under the Note (as defined in Note 4). The Company repaid the Note in full upon consummation of the Private Placement.
Subsequent from the consummation of the Initial Public Offering, the Company’s liquidity has been satisfied through the net proceeds from the consummation of the Initial Public Offering and the Private Placement, held outside of the Trust Account, and Working Capital Loan from affiliates. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor, or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Working Capital Loan (as defined in Note 4) as may be required. The Company has drawn approximately $
3.0
 million and $
0.9
 million under such loans as of December 31, 2022 and 2021, respectively.
In connection with the Company’s assessment of going concern considerations in accordance with FASB ASC Topic
205-40,
“Presentation of Financial Statements-Going Concern,” management has determined that the liquidity condition, the mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after April 1, 2023 (as such period may be extended to August 1, 2023). The consolidated financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern. The Company intends to complete a Business Combination before the mandatory liquidation date.
Note 2-Basis of Presentation and Summary of Significant Accounting Policies
Basis of Presentation
The accompanying consolidated financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and pursuant to the rules and regulations of the SEC.

F-
40

TLG ACQUISITION ONE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging
growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s consolidated financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Concentration of Credit Risk
The Company has significant cash balances at financial institutions which throughout the year regularly exceed the federally insured limit of $
250,000
.
Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.

F-4
1

TLG ACQUISITION ONE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no
cash equivalents as of December 31
, 2022
and 2021
, held outside of the Trust Account.
Cash and Investments Held in Trust Account
At December 31, 2022, the Company had $80.9 million in cash held in the Trust Account.
Investments Held in Trust Account
At December 31, 2021, the Company’s portfolio of investments held in the Trust Account was comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented in the consolidated balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities are included in income from investments held in Trust Account in the accompanying consolidated statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC Topic 820
, “Fair Value Measurement,” approximates the carrying amounts represented in the consolidated balance sheets, primarily due to their short-term nature, except for the derivative warrant liabilities (see Note 9)
.
Fair Value Measurements
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

F-
4
2

TLG ACQUISITION ONE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Derivative Warrant Liabilities
The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and FASB ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed
at the end of each reporting period.
The warrants issued in connection with the Initial Public Offering (the “Public Warrants”) and the Private Placement Warrants are recognized as derivative liabilities in accordance with ASC 815. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement
at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s consolidated statements of operations. The initial fair value of the Public Warrants and Private Placement Warrants have each been measured at fair value using a modified Black-Scholes option pricing model. The initial fair value of the Public Warrants and Private Placement Warrants have each been measured at fair value using a modified Black-Scholes option pricing model. The fair value of the Public Warrants and Private Placement Warrants has subsequently been determined using listed prices in an active market for such warrants. Derivative warrant liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.
Working Capital Loan-Related Party
The Company has elected the fair value option to account for borrowings under the Working Capital Loan with its affiliates, as defined and more fully described in Note 4. As a result of applying the fair value option, the Company recognizes each borrowing, when drawn, at fair value with a gain or loss recognized at issuance, and subsequent changes in fair value are recognized as change in the fair value of Working Capital Loan-related party in the consolidated statements of operations. The fair value is based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own estimates about the assumptions a market participant would use in pricing the liability.
Offering Costs Associated with the Initial Public Offering
Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with derivative warrant liabilities were expensed as incurred and presented in the consolidated statements of operations. Offering costs associated with the Class A common stock issued were charged against the carrying value of the Class A common stock subject to possible redemption upon the completion of the Initial Public Offering. The Company classifies deferred underwriting commissions as non-current
liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.
Class A Common Stock Subject to Possible Redemption
The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC 480. Class A common stock subject to mandatory redemption (if any) is classified as liability instruments and is measured at fair value. Conditionally redeemable Class A common stock (including Class A

F-
43

TLG ACQUISITION ONE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, Class A common stock is classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of December 31, 2022 and 2021,
7,948,405
and
40,000,000
 shares of Class A common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ deficit section of the Company’s consolidated balance sheets, respectively.
Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount. The change in the carrying value of redeemable shares of Class A common stock resulted in charges against additional paid-in
capital and accumulated deficit.
Income Taxes
The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, “Income Taxes” (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. As of December 31, 2022 and 2021, the Company had deferred tax assets aggregating approximately $
349,000
and $
1.6

million, which are subject to a full valuation allowance, respectively.
ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no
unrecognized tax benefits as of December 31, 2022 and 2021.
The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense.
No
amounts were accrued for the payment of interest and penalties as of December 31, 2022 and 2021.
The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.
Net Income Per Share of Common Stock
The Company complies with accounting and disclosure req
uirements of FASB ASC Topic 260, “Earnings Per Share.” The Company has two classes of shares, which are referred to as Class A common stock and Class F common stock. Income and losses are shared pro rata between the two classes of shares. Net income per common share is calculated by dividing the net income by the weighted average shares of common stock outstanding for the respective period.
The calculation of diluted net income does not consider the effect of the warrants underlying the Units sold in the Initial Public Offering (including the consummation of the Over-allotment) and the private placement warrants to purchase an aggregate of
20,000,000
shares of Class A common stock in the calculation of diluted income per

F-
44

TLG ACQUISITION ONE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

share because their inclusion would be anti-dilutive under the treasury stock method. As a result, diluted net income per share is the same as basic net income per share for the years ended December 31, 2022 and 2021. Accretion associated with the redeemable Class A common stock is excluded from earnings per share as the redemption value approximates fair value.
The table below presents a reconciliation of the numerator and denominator used to compute basic and diluted net income per share for each class of common stock:

	For the Years Ended
	2022		2021
	Class A	Class F	Class A	Class F
Basic and diluted net income per common stock:
Numerator:
Allocation of net income, basic and diluted	$8,345,749	$2,095,639	$14,109,020	$3,813,712
Denominator:
Basic and diluted weighted average common stock outstanding	39,824,375	10,000,000	36,602,740	9,893,836

Basic and diluted net income per common stock	$0.21	$0.21	$0.39	$0.39

Recent Accounting Pronouncements
The Company’s management does not believe that any recently issued, but not yet effective, accounting standards updates if currently adopted would have a material effect on the Company’s consolidated financial statements.

Note
3-Initial
Public Offering
On February 1, 2021, the Company consummated its Initial Public Offering of

40,000,000
Units, including
5,000,000
Over-Allotment Units, at $
10.00
per Unit, generating gross proceeds of $
400.0
 million, and incurring offering costs of approximately $
22.7
 million, of which $
14.0
 million was for deferred underwriting commissions.

Each Unit consists of one share of Class A common stock and
one-third
of one redeemable warrant (each, a “Public Warrant”). Each whole Public Warrant will entitle the holder to purchase one share of Class A common stock at a price of $
11.50
per share, subject to adjustment (see Note 8).
Note 4-Related Party Transactions
Founder Shares
On October 13, 2020, the Sponsor paid $
25,000
to cover certain offering costs of the Company in exchange for
8,625,000
shares of the Company’s Class F common stock, par value $
0.0001
per share (the “Founder Shares”). Subsequently, in October 2020, 431,250 Founder Shares were transferred to an affiliate of the Sponsor. In January 2021, the Sponsor transferred
40,000
Founder Shares to each of the independent directors at their original purchase price. On January 27, 2021, the Company effected a stock dividend of
0.15942029
of a share of Class F common stock for each outstanding share of Class F common stock, resulting in an aggregate of

F-
45

TLG ACQUISITION ONE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10,000,000
shares of Class F common stock outstanding. The Initial Stockholders agreed to forfeit up to
1,250,000
Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters, so that the Founder Shares would represent
20.0
% of the Company’s issued and outstanding shares after the Initial Public Offering. The underwriter exercised its over-allotment option in full on February 1, 2021; thus, these 1,250,000 Founder Shares are no longer subject to forfeiture.
The Initial Stockholders agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination; (B) subsequent to the initial Business Combination, if the last reported sale price of the Class A common stock equals or exceeds $
12.00
per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any
20
trading days within any
30-trading
day period commencing at least
150
days after the initial Business Combination; and (C) the date following the completion of the initial Business Combination on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Public Stockholders having the right to exchange their shares of common stock for cash, securities or other property.
Private Placement Warrants
Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of
4,666,667
and
2,000,000
Private Placement Warrants to the Sponsor and RBC, respectively, at a price of $
1.50
per Private Placement Warrant, generating total proceeds of $
10.0
 million.
Each whole Private Placement Warrant is exercisable for
one
whole share of Class A common stock at a price of $
11.50
per share. A portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable
for cash and exercisable on a cashless basis so long as they are held by the Sponsor, RBC, or their permitted transferees.
The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until
30
days after the completion of the initial Business Combination.
Related Party Loans
On October 13, 2020, the Sponsor agreed to loan the Company an aggregate of up to $
300,000
to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This loan was non-interest

bearing and due upon the completion of the Initial Public Offering.
The Company borrowed approximately

$
192,000
under the Note and repaid the Note in full upon consummation of the Private Placement. As of December 31, 2022 and 2021, no further drawdowns are permitted.
In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor and the Company executed a non-interest-bearing
promissory note in May 2021
, providing the Company the ability to borrow up to $
2,000,000
(the “Working Capital Loan”). On March 15
, 2022
, the Sponsor and the Company amended the Working Capital Loan, providing the Company the ability to borrow up to $
5,000,000
.
On September 29, 2022, the Sponsor and the Company amended the Working Capital Loan, providing the Company the ability to borrow up to $8,000,000.
If the Company completes an initial Business Combination, the Company will repay the Working Capital Loan out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loan will be repaid only out of funds held outside the Trust Account. In the

F-
46

TLG ACQUISITION ONE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loan, but no proceeds held in the Trust Account would be used to repay the Working Capital Loan. The lender may elect to convert up to $
1.5
 million of such Working Capital Loan into warrants of the post Business Combination entity at a price of $
1.50
per warrant. The warrants will be identical to the Private Placement Warrants. The Company has drawn approximately $
3.0
 million and $
0.9
 million under such loans as of December 31
, 2022
and 2021
, respectively.
Administrative Services Agreement
The Company entered into an agreement with an affiliate of the Sponsor, pursuant to which the Company agreed to pay a total of $
7,000
per month for office space, administrative and support services to such affiliate. Upon completion of the initial Business Combination or the liquidation, the Company will cease paying these monthly fees.
The Company incurred approximately $
84,000
and $
78,000
in general and administrative expenses related to the agreement, which is recognized in the accompanying consolidated statements of operations for the years ended December 31, 2022 and 2021, respectively. As of December, 2022 and 2021 there was $
0
and $
35,000
in accounts payable related to this agreement.
The Sponsor, officers and directors, or any of their respective affiliates, will be reimbursed for any reasonable out-of-pocket
expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. The Company’s audit committee will review on a quarterly basis all payments that were made by the Company to the Sponsor, officers, directors or any of their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of reasonable out-of-pocket
expenses incurred by such persons in connection with activities on the Company’s behalf.
Note 5-Commitments and Contingencies
Registration Rights
The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of the Working Capital Loan, if any, had registration rights to require the Company to register a sale of any of the Company’s securities held by them (in the case of the Founder Shares, only after conversion to Class A common stock) pursuant to a registration rights agreement signed upon the consummation of the Initial Public Offering. The holders of these securities were entitled to make up to three demands, excluding short for
m demands, that

the Company register such securities. In addition, the holders had certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. Notwithstanding the foregoing, RBC may not exercise its demand and “piggyback” registration rights after five and seven years, respectively, after the effective date of the registration statement. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement

The Company granted the underwriters a
45-day
option from the date of Initial Public Offering to purchase up to
5,000,000
additional Units to cover over-allotments, if any, at the Initial Public Offering price less the underwriting discounts and commissions. The underwriter exercised its over-allotment option in full on February 1, 2021.
The underwriters were entitled to an underwriting discount of $
0.20
per Unit, or $
8.0

million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, the underwriters were entitled to a deferred fee of

F-
47

TLG ACQUISITION ONE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
$
0.35
per Unit, or $
14.0
 million in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.
Consulting Fees
The Company has agreements with third party consultants to provide certain advisory services to the Company relating to the identification of and negotiations with potential Targets, assistance with due diligence, marketing, financial analyses and investor relations, pursuant to which the consultants have agreed to defer their fees and have payment of such fees to be solely contingent on the Company closing an initial Business Combination. As of December 31, 2022 and 2021, the Company has incurred approximately $
949,000
and $
0
in contingent fees pursuant to these agreements. The Company will recognize an expense for these services when the performance trigger is considered probable, which in this case will occur upon the closing of an initial Business Combination.
Risks and Uncertainties
Management continues to evaluate the impact of the
COVID-19
pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of these consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy is not determinable as of the date of these consolidated financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these consolidated financial statements.
On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal
1
%
 excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally
1
% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax. Any share redemption or other share repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise will depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.

F-
48

TLG ACQUISITION ONE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6-Class A Common Stock Subject to Possible Redemption
The Company’s Class A common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of future events. The Company is authorized to issue
200,000,000

shares of Class A common stock with a par value of $
0.0001
 per share. Holders of the Company’s Class A common stock are entitled to one
 vote for each share. As of December 31, 2022 and 2021, there were

7,948,405
and
40,000,000
 shares of Class A common stock outstanding, all of which were subject to possible redemption.
The Class A common stock issued in the Initial Public Offering and issued as part of the Over-Allotment Units were recognized in Class A common stock subject to possible redemption as follows:

Gross proceeds from Initial Public Offering	$400,000,000
Less:
Fair value of Public Warrants at issuance	(24,533,330)
Offering costs allocated to Class A common stock subject to possible redemption	(21,284,250)
Plus:
Accretion on Class A common stock subject to possible redemption amount	45,817,580
Class A common stock subject to possible redemption, as of December 31, 2021	$400,000,000
Accretion on Class A common stock subject to possible redemption amount	4,101,927
Redemption of Class A common stock subject to possible redemption amount	(324,362,141)
Class A common stock subject to possible redemption, as of December 31, 2022	$79,739,786

Note 7-Stockholders’ Deficit
Preferred Stock
-The Company is authorized to issue
1,000,000
shares of pre
ferred stock, par value $
0.0001
per share, with such designations, voting and other rights and preferences as may be determined from time to time by

the Company’s board of directors. As of December 31, 2022 and 2021, there were no
shares of preferred stock issued or outstanding.
Class
 A Common Stock
-The Company is authorized to issue
200,000,000
shares of Class A common stock with a par value of $
0.0001
per share. As of December 31, 2022 and 2021, there were
7,948,405
and
40,000,000

sha
res of Class A common stock issued and outstanding, respectively. All shares subject to possible redemption have been classified as temporary equity (see Note 6)
.
Class
 F Common Stock
-The Company is authorized to issue
20,000,000
shares of Class F common stock with a par value of $
0.0001
per share. As of December 31
, 2022
and 2021
, there were
10,000,000
shares of Class F common stock outstanding, after giving retrospective application of the stock dividend as discussed in Note 4
. Of the
10,000,000
shares of Class F common stock outstanding at December 31
, 2020
, up to
1,250,000
shares of Class F common stock were subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the Initial Stockholders would collectively own
20
% of the Company’s issued and outstanding common stock after the Initial Public Offering. The underwriter exercised its over-allotment option in full on February 1
, 2021
; thus, these
1,250,000
shares of Class F common stock are no
longer subject to forfeiture.

F-
49

TLG ACQUISITION ONE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Amended and Restated Certificate of Incorporation provides that, prior to the initial Business Combination, only holders of the Founder Shares will have the right to vote on the election of directors. Holders of the Public Shares will not be entitled to vote on the election of directors during such time. These provisions of the Amended and Restated Certificate of Incorporation may only be amended if approved by holders of at least
90
% of the outstanding common stock entitled to vote thereon. With respect to any other matter submitted to a vote of the stockholders, including any vote in connection with the initial Business Combination, except as required by applicable law or the applicable rules of the New York Stock Exchange then in effect, holders of the Founder Shares and holders of the Public Shares will vote together as a single class, with each share entitling the holder to one vote.
The Class F common stock will automatically convert into Class A common stock at the time of the initial Business Combination, or earlier at the option of the holder, on a one-for-one
basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of the initial Business Combination, the ratio at which shares of Class F common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class F common stock agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class F common stock will equal, in the aggregate, on an as-converted
basis,
20
% of the sum of the total number of shares of common stock outstanding upon the completion of the Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the initial Business Combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination.
Note 8
-Warrants
As of December 31
, 2022
and 2021
, the Company had
13,333,333
 Public Warrants and
6,666,667
 Private Warrants outstanding, respectively.
Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a)
30
days after the completion of a Business Combination or (b)
12
months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company agreed that as soon as practicable, but in no event later than

20
 business days after the closing of the initial Business Combination, it will use its commercially reasonable efforts to file with the SEC and have an effective registration statement covering the shares of the Class A common stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of the Class A common stock until the warrants expire or are redeemed. If a registration statement covering the shares of the Class A common stock issuable upon exercise of the warrants is not effective by the
60
th business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption.
The warrants have an exercise price of $
11.50
per share, subject to adjustments, and will expire five
years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if (x) the

TLG ACQUISITION ONE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Company issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $
9.20
per share of common stock (with such issue price or effective issue price to be determined in good faith by the Board, and in the case of any such issuance to the initial stockholders or their respective affiliates, without taking into account any Founder Shares held by them, as applicable, prior to such issuance) (the “Newly Issued Price”), the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to
115
% of the Newly Issued Price. The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the shares of Class A common stock issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until
30
days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable
so long as they are held by the Sponsor, RBC or their permitted transferees. If the Private Placement Warrants are held by someone other than the Sponsor, RBC or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.
Redemption of warrants for cash:
Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described herein with respect to the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $ 0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•
if, and only if, the last reported sale price of Class A common stock equals or exceeds $
18.00
per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any
20
trading days within a
30-trading
day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders

The Company will not redeem the warrants as described above unless an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the warrants is
effective and a current prospectus relating to those shares of Class A common stock is available throughout t he
30
-day
redemption period. Any such exercise would not be on a “cashless” basis and would require the exercising holder to pay the exercise price for each warrant being exercised.
If the Company calls the warrants for redemption as described above, the management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.”
Redemption of warrants for Class A common stock:
Commencing ninety days after the warrants become exercisable, the Company may redeem the outstanding warrants:

•	in whole and not in part;

•
at $
0.10
per warrant upon a minimum of
30
days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to an agreed table based on the redemption date and the “fair market value” of Class A common stock;

F-
51

TLG ACQUISITION ONE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

•
if, and only if, the last reported sale price of Class A common stock equals or exceeds $
10.00
per share (as adjusted per stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which the Company send the notice of redemption to the warrant holders;

•
if, and only if, the Private Placement Warrants are also concurrently exchanged at the same price (equal to a number of shares of Class A common stock) as the outstanding Public Warrants, as described above; and

•
if, and only if, there is an effective registration statement covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants and a current prospectus relating thereto available throughout the
30-day
period after written notice of redemption is given.

The “fair market value” of Class A common stock for the above purpose shall mean the average last reported sale price of Class A common stock for the
10
trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.
If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.
Note 9-Fair Value Measurements
The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2022 and 2021, and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.
December 31, 2022:

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Liabilities:
Derivative warrant liabilities - Public warrants	$533,330	$—		$—
Derivative warrant liabilities - Private placement warrants	$—	$266,670	$
Working Capital Loan - related party	$—	$—		$2,330,370

TLG ACQUISITION ONE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021:

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account - Money market fund	$400,023,684	$—	$—
Liabilities:
Derivative warrant liabilities - Public warrants	$6,933,330	$—	$—
Derivative warrant liabilities - Private placement warrants	$—	$—	$3,666,670
Working Capital loan - related party	$—	$—	$920,000
Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. The estimated fair value of the Public Warrants was transferred from a Level 3 measurement to a Level 1 fair value measurement in March 2021, upon trading of the Public Warrants in an active market. The estimated fair value of the Private Placement Warrants was transferred from a Level 3 to a Level 2 on January 1, 2022, as the key inputs to the valuation model became directly or indirectly observable from the Public Warrants listed price. There were no other transfers between levels of the hierarchy for the years ended December 31, 2022 and 2021.
Level 1 assets include investments in money market funds that invest solely in U.S. Treasury securities, as of December 31, 2021.
The initial fair value of the Public Warrants and Private Placement Warrants have each been measured at fair value using a modified Black-Scholes option pricing model. The fair value of the Public Warrants and Private Placement Warrants has subsequently been determined using listed prices in an active market for such warrants. The fair value of the Private Placement Warrants has subsequently been determined by reference to the observable trading price of the Public Warrants, when classified as a Level 2 measurement.
The estimated fair value of the Private Placement Warrants, prior to being a Level 2 measurement, was determined using Level 3 inputs. Inherent in an option pricing simulation are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its common shares based on historical volatility of select peer companies’ common shares that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon
yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

Up to

$
1.5
 million in outstanding principal of the Working Capital Loan may be converted, at the lender’s option, into warrants of the post Business Combination entity at a price of $
1.50
 per warrant. The warrants will be identical to the Private Placement Warrants. The Company has elected the fair value option to account for the borrowings under the Working Capital Loan. The fair value of the working capital loan was estimated utilizing discounted cash flow techniques and a Black-Scholes option model assuming the warrants as the underlying. The traded price of the Public Warrants as of each measurement date was used as a proxy for the underlying warrant price. The time to maturity was estimated based on management’s estimated time to close a Business Combination. The volatility was derived from the traded prices of the Public Warrants. The discounted value of

F-
53

TLG ACQUISITION ONE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the loan host is based on observable high yield rates and management’s estimated probability of closing a Business Combination.
As of December 31, 2022, all funds in the Trust Account are held as cash.
The following table provides quantitative information regarding Level 3 fair value measurements inputs at their measurement dates:

December 31, 2021
Derivative Warrant Liabilities:
Exercise price	$11.50
Stock price	$9.73
Term (years)	5
Volatility	10.5%
Risk-free rate	1.44%

	December 31, 2022	December 31, 2021
Working Capital Loan:
Warrant price	$0.04	$0.55
Volatility	0.01%	9.00%
Risk-free rate	3.99%	1.37%
Discount rate	15.76%	7.96%
Probability of Business Combination	80.00%	100.00%
Term (years)	0.25	1.00
The change in the fair value of Level 3 derivative warrant liabilities for the years ended December 31, 2022 and 2021, is summarized as follows:

	Derivative Warrant Liabilities	Working Capital Loans- Related Party
Level 3 - Instruments January 1, 2021	$—	$—
Issuance of Public and Private Placement Warrants	38,400,000	—
Transfer of Public Warrants to Level 1	(24,533,330)	—
Change in fair value of derivative warrant liabilities	(10,200,000)	—
Borrowings of working capital loan - related party	—	920,000
Level 3 - Instruments at December 31, 2021	3,666,670	920,000
Transfer of Private Placement Warrants from Level 3 to Level 2	(3,666,670)	—
Borrowings of working capital loan - related party	—	2,100,000
Change in fair value of working capital loan - related party	—	(689,630)

Level 3 - Instruments at December 31, 2022	—	2,330,370

F-
54

TLG ACQUISITION ONE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10-Income Taxes
The Company’s taxable income primarily consists of interest income on the Trust Account. The Company’s general and administrative expenses are generally considered start-up
costs and are not currently deductible. Income tax expense for the years ended December 31, 2022 and 2021 was approximately $
1.1
 million and $
0
, respectively.
The income tax provision (benefit) consists of the following:

	December 31, 2022	December 31, 2021
Current
Federal	$1,055,679	$—
State	—	—
Deferred
Federal	(348,546)	(1,572,412)
State	—	—
Valuation allowance	348,546	1,572,412

Income tax provision	$1,055,679	$—

The Company’s net deferred tax assets are as follows:

	December 31, 2022	December 31, 2021
Deferred tax assets:
Start-up/Organization costs	$708,381	$926,801
Net operating loss carryforwards	—	645,611

Total deferred tax assets	708,381	1,572,412
Valuation allowance	(708,381)	(1,572,412)

Deferred tax asset, net of allowance	$—	$—

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. At December 31, 2022 and 2021, the valuation allowance was approximately $

,000 and $
1.6
 million, respectively.
There were
no
unrecognized tax benefits as of December 31, 2022 and 2021.
No
amounts were accrued for the payment of interest and penalties at December 31, 2022 and 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

F-
55

TLG ACQUISITION ONE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the statutory federal income tax rate (benefit) to the Company’s effective tax rate (benefit) is as follows:

	December 31, 2022	December 31, 2021
Statutory federal income tax rate	21.0%	21.0%
Change in fair value of derivative warrant liabilities	(19.0)%	(28.0)%
Transaction costs allocated to derivative warrant liabilities	0.0%	1.7%
Merger costs	5.0%	(3.4)%
Change in valuation allowance	3.2%	8.8%

Income Taxes Benefit	10.2%	0.0%

Note 11-Subsequent Events
The Company evaluated subsequent events and transactions that occurred up to the date the consolidated financial statements were issued. Based upon this review the Company did not identify any subsequent events, other than the below, that would have required adjustm ent or disclosure in the consolidated financial statements.

In connection with the Extension, the Sponsor agreed that it would forfeit for no consideration 5,000,000 shares of Class F common stock in connection with the Extension, which shares of Class F common stock will be cancelled. The Forfeiture occurred on January 30, 2023.
In January 2023, the Company drew an additional
$900,000
 on the Working Capital Loan.
On January 30, 2023, the Company deposited $
476,904

into the Trust Account in order to extend the business combination deadline from February 1, 2023 to March 1, 2023.
In February 2023, the Company drew an additional $500,000 on the Working Capital Loan.
On February 24, 2023, the Company deposited $476,904 into the Trust Account in order to extend the business combination deadline from March 1, 2023 to April 1, 2023.

F-
56

ELECTRIQ POWER, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2023	2022
	(unaudited)
Assets
Current assets:
Cash	$3,813,736	$5,480,960
Accounts receivable, less allowance for doubtful accounts of $25,382 and $30,429 as of March 31, 2023 and December 31, 2022, respectively	322,934	317,423
Inventory	14,462,208	13,532,475
Inventory deposits	5,017,420	5,182,045
Prepaid expenses and other current assets	273,227	368,117

Total current assets	23,889,525	24,881,020
Property and equipment, net	1,468,316	1,422,293
Right of use assets	3,086,884	3,241,705
Deposits	88,302	109,539

Total assets	$28,533,027	$29,654,557

Liabilities, mezzanine equity and stockholders’ deficit
Current liabilities:
Current portion of loan payable	$11,200,000	$11,377,297
SAFE notes	51,860,000	51,600,000
Accounts payable	3,458,044	1,377,123
Warrants liability	15,328,442	14,114,411
Accrued expenses and other current liabilities	6,792,987	6,173,336

Total current liabilities	88,639,473	84,642,167
Convertible note payable	8,500,000	5,000,000
Other long-term liabilities	2,374,962	2,503,038

Total liabilities	99,514,435	92,145,205
Commitments and contingencies (Note 7)
Mezzanine equity:
Preferred stock, aggregate redemption amount of $24,458,320 and $23,998,870 as of March 31, 2023 and December 31, 2022, respectively	34,792,203	34,792,203
Stockholders’ deficit:
Common stock, issued and outstanding 243,920,336 and 242,302,003 shares as of March 31, 2023 and December 31, 2022, respectively	24,392	24,230
Additional paid-in capital	9,228,606	7,686,612
Accumulated deficit	(115,026,327)	(104,993,411)
Accumulated other comprehensive loss	(282)	(282)

Total stockholders’ deficit	(105,773,611)	(97,282,851)

Total liabilities, mezzanine equity and stockholders’ deficit	$28,533,027	$29,654,557

See accompanying notes to Condensed Consolidated Financial Statements.

ELECTRIQ POWER, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	Three Months Ended March 31,
	2023	2022
Net revenues	$141,176	$4,796,993
Cost of goods sold	673,509	4,180,837

Gross (loss) profit	(532,333)	616,156
Operating expenses:
Research and development	1,068,864	932,833
Sales and marketing	1,219,004	882,178
General and administrative	4,719,135	1,829,503

Total operating expenses	7,007,003	3,644,514

Loss from operations	(7,539,336)	(3,028,358)
Other expense (income):
Interest expense	1,015,770	46,780
Fair value adjustments	1,474,031	4,860,619
Other expense (income), net	3,779	1,314

Loss before income taxes	(10,032,916)	(7,937,071)
Income tax expense	—	—

Net loss	(10,032,916)	(7,937,071)
Cumulative preferred stock dividends	459,450	407,932

Net loss attributable to common stockholders	$(10,492,366)	$(8,345,003)

Net loss per share attributable to common stockholders—basic and diluted	$(0.05)	$(0.04)

Weighted average number of common shares outstanding—basic and diluted	220,912,263	199,375,658

See accompanying notes to Condensed Consolidated Financial Statements.

ELECTRIQ POWER, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN MEZZANINE EQUITY
(unaudited)

	Seed Preferred		Seed-1 Preferred		Seed-2 Preferred		Additional Paid- in Capital	Total Mezzanine Equity
	Shares	Par	Shares	Par	Shares	Par
Balance at December 31, 2022 and March 31, 2023	1,372,152,604	$1,372,152	210,977,985	$210,978	597,604,267	$597,604	$32,611,469	$34,792,203

	Seed Preferred		Seed-1 Preferred		Seed-2 Preferred		Additional Paid- in Capital	Total Mezzanine Equity
	Shares	Par	Shares	Par	Shares	Par
Balance at December 31, 2021 and March 31, 2022	1,291,360,108	$1,291,360	210,977,985	$210,978	597,604,267	$597,604	$22,066,270	$24,166,212

See accompanying notes to Condensed Consolidated Financial Statements.

ELECTRIQ POWER, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
(unaudited)

	Common		Additional Paid- in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Deficit
	Shares	Par
Balance at December 31, 2022	242,302,003	$24,230	$7,686,612	$(104,993,411)	$(282)	$(97,282,851)
Shares issued for common stock	1,618,333	162	26,178	—	—	26,340
Stock-based compensation	—	—	1,515,816	—	—	1,515,816
Net loss	—	—	—	(10,032,916)	—	(10,032,916)

Balance at March 31, 2023	243,920,336	$24,392	$9,228,606	$(115,026,327)	$(282)	$(105,773,611)

	Common		Additional Paid- in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Deficit
	Shares	Par
Balance at December 31, 2021	217,588,804	$21,759	$5,296,155	$(52,644,152)	$(282)	$(47,326,520)
Shares issued for common stock	7,261,459	726	1,621	—	—	2,347
Stock-based compensation	—	—	138,007	—	—	138,007
Net loss	—	—	—	(7,937,071)	—	(7,937,071)

Balance at March 31, 2022	224,850,263	$22,485	$5,435,783	$(60,581,223)	$(282)	$(55,123,237)

See accompanying notes to Condensed Consolidated Financial Statements.

ELECTRIQ POWER, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three Months Ended March 31,
	2023	2022
Cash flows from operating activities:
Net loss	$(10,032,916)	$(7,937,071)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	1,515,816	138,007
Fair value adjustments	1,474,031	4,860,619
Depreciation and amortization	40,356	46,375
Amortization of right of use assets	154,821	52,797
Changes in assets and liabilities:
Accounts receivable, net	(5,511)	(510,171)
Inventory	(929,733)	(4,140,070)
Inventory deposits	164,625	(4,481,308)
Prepaid expenses and other current assets	94,890	171,845
Deposits	21,237	(22,000)
Accounts payable	2,080,921	(159,914)
Accrued expenses and other current liabilities	656,603	3,671,372
Other long-term liabilities	(131,596)	63,235

Net cash used in operating activities	(4,896,456)	(8,246,284)

Cash flows from investing activities:
Acquisition of property and equipment	(86,378)	(341,751)
Other	(1,803)	(955)

Net cash used in investing activities	(88,181)	(342,706)

Cash flows from financing activities:
Payments on loan payable	(177,297)	(489,543)
Proceeds from convertible note payable	3,500,000	—
Proceeds from issuance of common stock	9,710	34,000
Other	(15,000)	(15,000)

Net cash provided by (used in) financing activities	3,317,413	(470,543)

Net decrease in cash	(1,667,224)	(9,059,533)
Cash, beginning of period	5,480,960	12,730,198

Cash, end of period	$3,813,736	$3,670,665

Supplemental disclosures of cash flow information:
Interest paid	$6,335	$80,253
Taxes paid	$—	$—
Right-of-use assets obtained in exchange for lease obligations	$—	$1,200,086
See accompanying notes to Condensed Consolidated Financial Statements.

ELECTRIQ POWER, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2023 AND 2022
1. Organization and Description of Business
Electriq Power, Inc. (“Electriq,” “Electriq Power,” or the “Company,”) is a leading energy solutions provider that designs, develops, manages, delivers and services integrated energy storage systems for residential applications primarily in North America. Electriq Power was formed as a Delaware Corporation in August 2014.
The Company sells its integrated energy storage systems through a network of channel partners, including solar and electrical distributors and installation companies, utility companies, municipalities, community choice aggregators and homebuilders, as well as through partnerships with large strategic corporations where they rebrand the Company’s products (“white-label”).
Electriq’s wholly owned subsidiaries are Electriq Power Labs, Inc., formed in Canada in June 2016 and closed in January 2021, EIQP Limited, formed in Hong Kong in December 2016 and closed in July 2021, Parlier Home Solar, LLC, formed in California in April 2021, and Santa Barbara Home Power Program, LLC, formed in California in September 2022. Electrtiq has an 80% owned subsidiary, Electriq Microgrid Services LLC, formed in Delaware in May 2022.
On November 13, 2022, the Company entered into a merger agreement, as amended (see Note 13), with a publicly-traded special purpose acquisition company (“SPAC”), TLG Acquisition One Corp. (“TLG”). If the transactions contemplated by the merger agreement are completed, the separate corporate existence of the Company will cease and the Company equity holders will become equity holders of the SPAC, which will change its name to Electriq Power Holdings, Inc. and will be led by existing Company management. The business combination would be accounted for as a reverse recapitalization in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Under this method of accounting, TLG will be treated as the “acquired” company and the Company as the “accounting acquirer” for financial reporting purposes. The transaction is expected to close during the first half of 2023 and remains subject to customary closing conditions, approval by the SPAC stockholders and regulatory approvals.
The Company’s fiscal year begins on January 1 and ends on December 31.
2. Summary of Significant Accounting Policies
Basis of Reporting
The condensed consolidated financial statements are prepared in accordance with U.S. GAAP, and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”). In the opinion of management, the information furnished in this report reflects all adjustments necessary for a fair statement of the financial position and results of operations for the interim periods presented. Certain information and disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been omitted pursuant to such rules and regulations. Results for interim periods should not be considered indicative of results for the full year.
The Unaudited Condensed Consolidated Financial Statements presented herein have been prepared by the Company in accordance with the accounting policies described in its December 31, 2022 Consolidated Financial Statements and should be read in conjunction with the Notes to Consolidated Financial Statements which appear in that report.

Principles of Consolidation
The accompanying unaudited condensed consolidated financial statements include the accounts of Electriq Power, Inc., its wholly-owned subsidiaries and its 80% owned subsidiary for which it has controlling interest (collectively, the “Company”). All significant intercompany balances and transactions have been eliminated in consolidation.
The Company’s revenues, expenses, assets and liabilities are primarily denominated in U.S. dollars, and as a result, the Company has adopted the U.S. dollar as its functional and reporting currency. The functional currency of the Company’s foreign subsidiaries is their local reporting currency. Those assets and liabilities are translated at exchange rates in effect at the balance sheet date and income and expenses are translated at average exchange rates. The effects of translation adjustments were not material.
Going Concern
The accompanying unaudited condensed consolidated financial statements have been prepared using the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, substantial doubt about the Company’s ability to continue as a going concern exists.
Through March 31, 2023, the Company has incurred recurring losses from operations and negative operating cash flows, and as of March 31, 2023 has recorded an accumulated deficit and a working capital deficit of $115,026,327 and $64,749,948, respectively. In December 2022, the Company received a notice from its major customer, Kohler Co., of its intent to terminate their contract. As a result, the Company experienced a significant decline in revenue during the three months ended March 31, 2023, which is consistent with its revised forecast for the year ending December 31, 2023. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.
The continuation of the Company as a going concern is dependent upon improving its profitability through the introduction of new products and service offerings, including the successful execution of its sustainable communities network and microgrid offerings from customer agreements entered into in 2022 and 2023, as well as the continuing financial support from its shareholders or other debt or capital sources. The Company is currently evaluating strategies to obtain the additional required funding in 2023 for its future operations. These strategies include, but are not limited to, obtaining equity financing, issuing debt or entering into financing arrangements. No assurance can be given that any future financing, if needed, will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, if needed, it may contain undue restrictions on its operations, in the case of debt financing, or cause substantial dilution for its stockholders, in the case of equity financing.
These unaudited condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and liabilities and reported expenses that may result if the Company is not able to continue as a going concern.
Use of Estimates
The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates and assumptions include the useful lives of property and equipment; allowances for doubtful accounts; inventory; stock-based compensation; warrants; derivatives; preferred stock; SAFE notes; convertible notes; income taxes; and reserves for warranties.

Comprehensive Loss
The Company applies ASC Topic 220 (“Reporting Comprehensive Income”) which requires that all items that are recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The items of other comprehensive income that are typically required to be displayed are foreign currency items, minimum pension liability adjustments, and unrealized gains and losses on certain investments in debt and equity securities. For the three months ended three months ended March 31, 2023 and 2022, the Company had no unrealized gains or losses.
Segment Information
Accounting Standards Codification Topic
(“ASC”) 280-10, Segment
Reporting
(“ASC 280-10”), establishes
standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders.
ASC 280-10 also
establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions how to allocate resources and assess performance. During the three months ended March 31, 2023 and 2022, the Company sold its integrated energy storage systems through its partners and operated as one segment. Therefore, the consolidated information disclosed herein also represents all the financial information related to the Company’s operating segment.
Inventory
Inventory consists entirely of finished goods. The Company’s reserve for inventory obsolescence and slow-moving items was $1,355,131 and $976,881 as of March 31, 2023 and December 31, 2022, respectively.
Revenue Recognition
Revenues are recognized in accordance with ASC 606, Revenue from Contracts with Customers, when control of the promised goods or services is transferred to the customers, in an amount the Company expects in exchange for those goods or services. The Company has contracts with customers which cover the products and services to be delivered, and specify the prices for products and services.
The Company recognizes revenue under the core principle that transfer of control to the Company’s customers should be depicted in an amount reflecting the consideration the Company expects to receive in revenue. The main performance obligations are the provisions of the following: 1) delivery of the Company’s products; 2) installation of Company’s products; and
3) ad-hoc engineering
services.
Revenue is recognized when or as performance obligations are satisfied by transferring control of a promised good or service to a customer.
Product net revenue includes sales of energy storage systems and sales of installed energy storage solutions to homeowners.
The Company sells energy storage systems to installers and distributors, for which revenues are recognized at a point in time when control is transferred to the installer or distributor in accordance with the shipping terms, which, in most cases, is upon shipment at the Company’s warehouse shipping dock.
The Company sells installed energy storage solutions to homeowners through licensed installer subcontractors. The licensed installers were determined to be acting as agents on our behalf in these arrangements. Installations typically take up to three months to complete; however, there have been instances where the installation process has extended beyond three months. Revenues from the sale and installation of energy storage solutions are recorded as one performance obligation, as the solutions provided to the homeowners are not distinct in the context of the contract and are recorded following the input method over the life of the project. For each performance obligation satisfied over time, revenue is recognized by measuring the progress toward complete satisfaction of that performance obligation and is applied following a single method of measuring progress that must be applied consistently for similar performance obligations. Total revenue recognized from sales of our installed energy storage solutions was $22,527 and $40,560 in the three months ended March 31, 2023 and 2022, respectively, and is included in Product net revenue. See Note 3 below.
Ad-hoc engineering
services are recognized at a point in time as the specified service is delivered to the customer.
On March 13, 2023, the Company entered into a multi-year agreement with a major U.S. clean-energy company to provide the Company financing to support the implementation of sustainable community networks throughout California. The provider company, founded by one of the largest investors in clean energy infrastructure, provides a platform that designs, proposes and finances solar and energy storage projects nationwide. The amount of the financing for residential PV solar power production and/or energy storage systems under the agreement is estimated to generate greater than $300 million in revenue for the Company over the first 30 months of the arrangement, based on expected sales volumes, system size and pricing contained in the agreement. The agreement provides the Company with the exclusive right to install systems for the first 8,000 customers that execute qualifying power purchase agreements under the sustainable community networks program. Following the 30th month anniversary of the arrangement, either party may terminate this agreement upon 60 days prior notice to the other party. The agreement provides that the Company will design and propose systems for approval by the clean-energy company based upon customer agreements with each customer. Upon approval by the clean-energy company, each system is then installed by the Company at a purchase price specified in the agreement, with the clean-energy company, as the purchaser of the system, making progress payments to the Company after achievement of certain milestones. Our provider’s expertise in the energy sector and their software platform will enable us to jointly provide potential grid services and expand access to more communities. This arrangement includes multiple performance obligations, including installed systems, grid services and software license revenues. Revenue from installed systems will be recognized over time following the output method, as systems are installed after control has transferred to the customer. Grid services revenue will be recognized over time as the services are performed. Software license revenue is not significant to the arrangement. There were no revenues generated on this arrangement during the three months ended March 31, 2023 or in any prior periods. The Company is currently in the project qualification approval stage of implementation for several residential customers in Santa Barbara, California, and expects to begin the installations of energy storage systems by June 30, 2023. The Company expects to begin recognizing revenue on this arrangement in the second half of the year ending December 31, 2023.
Revenues are recorded net of estimated allowances and discounts based upon historical experience and current trends at the time revenue is recognized. The Company has elected to exclude sales tax from the transaction price.
The Company has elected to adopt the practical expedient which allows goods and services which are immaterial in the context of the contract to become part of other performance obligations in an arrangement.
Contract costs
As a practical expedient, the Company expenses as incurred costs to obtain contracts as the amortization period would have been one year or less. These costs include our internal sales force and are recorded within Sales and Marketing expense in our condensed consolidated statements of operations.
Net Loss Per Share
The Company accounts for net loss per share in accordance with ASC
260-10,
Earnings Per Share, which requires presentation of basic and diluted earnings per share (“EPS”) on the face of the Condensed Consolidated Statement of Operations for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS.

The Company calculated basic and diluted net loss per share attributable to common stockholders in conformity with the two-class method
required for companies with participating securities. The Company considered the preferred stock to be a participating security as the holders share equally in dividends with any other class or series of capital stock of the Company, in addition to being entitled to receive cumulative dividends payable only if/when declared by the Board of Directors at a dividend rate payable in preference and priority to the holders of common stock.
Under the
two-class method,
basic net loss per share attributable to common stockholders was calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period. The net loss attributable to common stockholders was not allocated to the preferred stock as the holders of preferred stock do not have a contractual obligation to share in losses, which is consistent with the if-converted
method of calculation. Diluted net loss per share attributable to common stockholders was computed by giving effect to all potentially dilutive common stock equivalents outstanding for the period. For purposes of this calculation, convertible preferred stock, stock options, convertible debt and warrants to purchase convertible preferred stock and common stock were considered potentially dilutive securities, but had been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect was anti-dilutive. In periods in which the Company reports a net loss attributable to all classes of common stockholders, diluted net loss per share attributable to all classes of common stockholders is the same as basic net loss per share attributable to all classes of common stockholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. The Company reported net losses attributable to common stockholders for the three months ended March 31, 2023 and 2022.
The shares underlying the following outstanding instruments are excluded from the calculation of weighted average diluted shares because their inclusion would have been anti-dilutive for the three months ended March 31:

	2023	2022
Stock options	168,653,054	136,837,936
Convertible debt	69,592,730	—
Preferred stock warrants	—	80,554,064
Common stock warrants	281,839,008	248,063,996
Convertible preferred stock	2,180,734,856	2,099,942,360

Total	2,700,819,648	2,565,398,356

Construction in Process
The Company accounts for assets under development for future revenue generation as part of construction in process. These systems take up to three months to construct in a steady state, from start to finish, up to the receipt of a
“permission-to-operate”
(or PTO) a system that is required in order to start billing a customer for services to be provided. These assets will be placed in service to begin depreciation once a completed PTO is received.
Recent Accounting Pronouncements
In August 2020, the FASB issued ASU
2020-06,
Debt—Debt with Conversion and Other Options (Subtopic
470-20)
and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic
815-40).
ASU
2020-06
simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts in an entity’s own equity. ASU
2020-06
also amends the diluted earnings per share calculation for convertible instruments by requiring the use of the if-converted
method. The new standard is effective for
non-public
entities in fiscal years beginning after December 15, 2023, and interim periods within those years. The Company does not expect the adoption of this new accounting pronouncement to have a material impact on the Condensed Consolidated Financial Statements.

The Company expects it would qualify as an emerging growth company (“EGC”), as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act). Under the JOBS Act, an EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.
3. Revenue
The Company’s net revenue was comprised of the following for the three months ended March 31:

	2023	2022
Product net revenue	$141,176	$4,796,993

Total net revenue	$141,176	$4,796,993

For the three months ended March 31, 2023 and 2022, all sales were to customers in North America.
As of March 31, 2023 and December 31, 2022, gross accounts receivable from customers was $348,316 and $347,852, respectively, before allowances.
Deferred revenues consist of contract liabilities for advance payments received from customers for the Company’s products. Deferred revenues are classified as short-term and long-term based on the period in which revenues are expected to be recognized. As of March 31, 2023 and December 31, 2022, the Company had recorded $71,248 and $192,012, respectively, in accrued expenses and other current liabilities, with the long-term balance of $436,860 as of both March 31, 2023 and December 31, 2022 in other long-term liabilities, as shown in the Condensed Consolidated Balance Sheets. The Company’s activity in deferred revenue was comprised of the following for the three months ended March 31:

	2023	2022
Balance at beginning of period	$628,872	$446,360
Billings	20,412	4,846,141
Revenue recognized	(141,176)	(4,796,993)

Balance at end of period	$508,108	$495,508

Estimated revenue expected to be recognized in future periods related to performance obligations that are unsatisfied at the end of the reporting period are as follows:

Year ending December 31,
Balance of 2023	$68,296
2024	48,540
2025	48,540
2026	48,540
2027	48,540
Thereafter	245,652

Total deferred revenue	$508,108

4. Property and Equipment, net
Property and equipment, net, consist of the following as of:

	March 31,	December 31,
	2023	2022
Computer	$12,321	$12,321
Office equipment	300,250	281,250
Machinery	584,621	523,050
Leasehold improvements	105,614	105,614
Construction in progress	741,892	737,131

Total property and equipment	1,744,698	1,659,366
Less accumulated depreciation and amortization	(276,382)	(237,073)

Property and equipment, net	$1,468,316	$1,422,293

Depreciation and amortization of property and equipment of $40,356 and $46,375, was recorded for the three months ended March 31, 2023 and 2022, respectively.
5. Indebtedness

a.	Convertible Notes Payable
On December 23, 2022, the Company entered into an amended and restated securities purchase agreement (the “SPA”) with an executive of the SPAC (“SPAC Executive”) described in Note 1 above, which provided for the SPAC Executive’s obligation to provide funding to the Company up to a maximum amount of $8.5 million, provided that the Company had satisfied the conditions for closing under the SPA or the SPAC Executive had waived those conditions. On March 22, 2023, the Company entered a first amendment to amended and restated stock purchase agreement with the SPAC Executive. Pursuant to the SPA, and the first amendment to the SPA, the Company issued to the SPAC Executive two secured convertible promissory notes in the aggregate amount of $8.5 million. The initial $5.0 million funding under the amended and restated securities purchase agreement with the SPAC Executive was received on December 30, 2022. The remaining $3.5 million funding was received from the SPAC Executive on March 30, 2023. The notes issued bear interest at a simple rate of 14% per annum, payable quarterly in cash. Funding under the securities purchase agreement were subject to certain conditions.
The SPAC Executive Note is secured, and is payable in full 24 months following the issuance of the notes. The SPAC Executive Notes are senior to all current and future indebtedness of the Company, except they are subordinated to the Company Revolver and pari passu to certain Company stockholder debt. The notes are also senior to certain Company stockholder debt; provided that such Company stockholder debt can be paid at maturity assuming no event of default has occurred under the SPAC Executive Notes.
The SPAC Executive has the right but not the obligation to convert the outstanding principal and unpaid accrued interest on the convertible notes into common shares of the Company or its successor in interest in the event of (i) a future issuance of equity securities for the purpose of raising capital of at least $20 million; (ii) an acquisition of the Company or its successor, whether by asset purchase, merger or share purchase (an “Acquisition Transaction”); (iii) certain capital markets transactions, including IPO, direct listing, or SPAC-related transaction (a “Capital Markets Transaction”); or (iv) upon maturity if the SPAC Executive Note remains outstanding. Further, feature (v) states that if an Acquisition Transaction occurs before the repayment or conversion of the SPAC Executive Notes into Conversion Shares, the Company will pay to the SPAC Executive at the closing of the Acquisition Transaction if the SPAC Executive elects not to convert the SPAC Executive Notes in connection with such Acquisition Transaction an amount equal to any unpaid accrued interest plus two times the outstanding principal amount of the SPAC Executive Notes. Other than at maturity, the conversion price is 95% of the relevant consideration per share. With respect to conversion at maturity, the price per share is to be obtained by dividing $275.0 million by the number of outstanding shares of common stock of the Company. SPAC Executive will be entitled to demand prepayment in cash in connection with any Capital Markets Transaction. The SPAC Executive Notes will have events of default that are customary for similar instruments.
The Company has evaluated each of the features and has concluded that the Capital Market transaction is the most predominant outcome of all the possible features of this instrument, as the Company is currently in negotiations to enter into a SPAC transaction expected to close in the next three months. As consummation of a merger with a SPAC is in the Company’s control, management believes that ASC 480 is not applicable until the merger occurs. As the SPAC Executive Notes are not accounted for under ASC 480, the Company continued its assessment to determine the nature of the host and the accounting for the embedded features under other relevant guidance. The SPAC Executive Notes included one embedded conversion feature for which ASC 815 required the Company to bifurcate and separately account for the conversion feature as an embedded derivative, and carry the embedded derivative on its balance sheet at fair value and account for any unrealized changes in fair value as a component of the results of operations. Since feature (v) described above would include a large premium, it is not considered to be clearly and closely related to the debt host. The fair value of the derivative liability as of March 31, 2023 was de minimis, as the factors underlying the bifurcated conversion feature giving rise to the derivative treatment have a low probability of occurrence.
On November 2, 2021, the Company borrowed $2,000,000 bearing interest at 10% per annum. Interest expense of $33,472 was recorded in 2021 and added to the principal balance of the loan. The loan was repayable in twelve monthly installments of $178,775, representing both interest and principal, beginning in January 2022. As of March 31, 2023 and December 31, 2022, the balance was $0 and $177,297, respectively.
In June 2022, the Company borrowed $11,200,000, of which $5,100,000 was borrowed from management or significant equity investors, bearing simple interest at 2%, accrued monthly. The loans are repayable in twelve months. If prepayment was made at any time prior to the seven-month anniversary of the date of these loans, the amount owed would be equal to 120% of the principal balance outstanding. If payment is made any time after the seven-month anniversary of these loans, the amount owed shall equal (i) the balance outstanding and all accrued interest, plus (ii) a one-time
prepayment fee equal to 6% of the balance outstanding. As of March 31, 2023, no repayments have been made under these loans. As a result, an additional one-time
prepayment fee equal to 6% of the balance outstanding is due on the principal amount borrowed.
The following summarizes the maturities of the loans and convertible note payable as of March 31, 2023:

Balance of 2023	$11,200,000
2024	5,000,000
2025	3,500,000

Total loans and convertible note payable	$19,700,000

b.	SAFE Notes
During the year ended December 31, 2021, the Company executed Simple Agreement for Future Equity (“SAFE”) arrangements. The SAFE notes are not mandatorily redeemable, nor do they require the Company to repurchase a fixed number of shares. The Company determined the SAFE notes contained a liquidity event provision that embodied an obligation indexed to the fair value of the Company’s equity shares and could require the Company to settle the SAFE obligation by transferring assets or cash. Accordingly, the Company recorded the SAFE notes as a liability under ASC 480 and re-measures
fair value at the end of each reporting period, with changes in fair value reported in operations.
The fair value of the SAFE notes was estimated using a probability weighted value method based on the total present value of cash flows, utilizing a 20% discount rate, plus the additional upside from the fixed price conversions for each of the scenarios. The unobservable inputs for the fixed price conversions were based on probabilities that the SAFE notes would convert upon a (i) financing, (ii) liquidity event due to a sale, and (iii) liquidity event from going public. The fixed price conversions under the various scenarios were calculated using the following assumptions:

	March 31, 2023	December 31, 2022
Term	0.17. – 2.0 years	1.0-2.0 years
Risk-free interest rate	4.02% – 4.74%	0.09% – 0.73%
Volatility	61% – 84%	110%
Between May 2021 and October 2021, the Company issued a series of SAFE notes in an aggregate principal amount of $8,906,788 to investors, of which $7,229,245 were issued to management or significant equity investors, which provide the investors with a right to obtain shares of preferred stock upon the occurrence of certain events. The fair value of the SAFE notes on the date of issuance was determined to equal the proceeds received by the Company. As of March 31, 2023 and December 31, 2022, the fair value of the SAFE notes were $23,100,000 and $22,750,000, respectively. For the three months ended March 31, 2023 and 2022, the Company recorded losses of $350,000 and $1,937,000, respectively, within other expense in the Condensed Consolidated Statements of Operations related to fair value adjustments for these SAFE notes.
In November 2021, the Company issued a second series of SAFE notes in an aggregate principal amount of $16,300,000 to investors, of which $15,000,000 were issued to significant equity investors. Additionally, warrants to purchase shares of common stock were issued contemporaneous with several of these issued SAFE notes. These warrants provided the SAFE investors with the ability to obtain common shares of the Company equal to the amount of the SAFE investment divided by a defined exercise price. See Note 11. As of March 31, 2023 and December 31, 2022, the fair value of the SAFE notes were $28,760,000 and $28,850,000, respectively. For the three months ended March 31, 2023 and 2022, the Company recorded a gain of $90,000 and a loss of $1,907,000, respectively, within other expense in the Condensed Consolidated Statements of Operations related to fair value adjustments for these SAFE notes.
6. Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consist of the following as of:

	March 31,	December 31,
	2023	2022
Warranty reserve	$705,403	$832,283
Employee compensation and benefits	1,123,537	629,773
Deferred revenue	71,248	192,012
Accrued interest	2,975,000	1,961,477
Lease liability	447,803	347,131
Other accrued expenses and current liabilities	1,469,996	2,210,660

Accrued expenses and other current liabilities	$6,792,987	$6,173,336

Estimated costs related to product warranties are accrued at the time products are sold. In estimating its future warranty obligations, the Company considers various factors, including the Company’s historical warranty costs, warranty claim lag, and sales. The following table provides a reconciliation of the activity related to the Company’s warranty reserve for the three months ended March 31:

	2023	2022
Balance at the beginning of period	$832,283	$1,029,862
Provision for warranty expense	2,769	96,512
Warranty costs paid	(129,649)	(112,529)

Balance at end of period	$705,403	$1,013,845

The provision for warranty expense is included within cost of goods sold in the Condensed Consolidated Statements of Operations.
7. Commitments and Contingencies

a.	Operating Leases
ROU assets and lease liabilities are recognized at the commencement of an arrangement where it is determined at inception a lease exists. ROU assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. These assets and liabilities are initially recognized based on the present value of lease payments over the lease term calculated using our incremental borrowing rate, unless the rate implicit in the lease is readily determinable. Lease assets also include any upfront lease payments made and exclude lease incentives. Lease terms include options to extend or terminate leases. For purposes of determining the lease term used in the measurement of operating lease ROU assets and operating lease liabilities, we include the non-cancelable
period of the lease together with those periods covered by the option to extend the lease if we are reasonably certain to exercise that option, the periods covered by an option to terminate the lease if we are reasonably certain not to exercise that option, and the periods covered by the option to extend (or to not terminate) the lease in which exercise of the option is controlled by the lessor. Lease expense for lease payments is recognized on a straight-line basis over the lease term. We have elected to separate lease and non-lease
components.
The Company leases various warehouse and office spaces under non-cancelable
lease agreements. Certain of these leases have renewal options, provide for future rent escalations and also oblige the Company to pay the cost of maintenance, insurance and property taxes. Leases with an initial term of 12 months or less are not recognized in the Condensed Consolidated Balance Sheets.
On January 1, 2022, the Company modified its existing short-term lease for warehouse and office space in California to extend the term and obtain additional warehouse space. The modification was accounted for as part of the adoption of ASC 842 as of that date. This lease has 5 separate 1 year renewal options, of which the first three have been deemed to be reasonably certain of exercise and are considered in the ROU asset and corresponding lease liability. The total minimum lease payments committed over its 4 year non-cancelable
lease term is approximately $1.7 million. The discount rate used for this lease was the Company’s incremental borrowing rate of 19.0%, as an implicit rate is not readily determinable in the lease.
On January 19, 2022, the Company entered into a new lease in West Palm Beach, Florida for office space with approximately $1.4 million in total minimum lease payments committed over its
5-year
non-cancelable
lease term. There is an option to extend the lease for five more years; however, we are not reasonably certain to exercise this option, so the non-cancelable
lease term was determined to be 5 years. The lease commencement date was November 7, 2022 upon completion of certain improvements by the landlord. The discount rate used for this lease was the Company’s incremental borrowing rate of 19.0%, as an implicit rate is not readily determinable in the lease.
On September 23, 2022, the Company entered into a new
5-year
lease in Oxnard, California for warehouse and storage space with approximately $0.8 million in total minimum lease payments committed over its
5-year
non-cancelable
lease term. There is an option to extend the lease for two more years; however, we are not reasonably certain to exercise this option, so the non-cancelable
lease term was determined to be 5 years. The lease commencement date was on November 1, 2022 upon completion of certain improvements by the landlord. The discount rate used for this lease was the Company’s incremental borrowing rate of 19.0%, as an implicit rate is not readily determinable in the lease.

As of March 31, 2023, the weighted average remaining lease term for all leases was 4.0 years. Future annual minimum lease payments under operating leases as of March 31, 2023 were as follows:

Balance of 2023	$628,205
2024	896,790
2025	923,680
2026	492,191
2027	420,362

Total minimum payments	3,361,228
Less: amounts representing interest	986,378

Lease liability	$2,374,850

The Company has reported $3,086,884 of Right of use (“ROU”) assets, $447,803 of lease liability in accrued expenses and other current liabilities, and $1,927,047 in other long-term liabilities as of March 31, 2023, as compared to $3,241,705, $347,131, and $2,058,734, respectively, as of December 31, 2022. Operating lease cost for the three months ended March 31, 2023 and 2022 was $320,440 and $156,545, respectively, of which $143,857 and $105,936 was included in cost of goods sold and $176,583 and $50,609 was included in general and administrative in the Condensed Consolidated Statements of Operations.

b.	Legal Claims
From time to time, the Company may be involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. These accruals are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. As disclosed in Notes 2 and 13, the Company received a notice from a major customer, Kohler Co., of its intent to terminate their contract. As of March 31, 2023, management believes any such matters would not be material to the Company’s financial position or annual results of operations.
8. Mezzanine Equity
On August 5, 2021, the Company increased the authorized shares of preferred stock, $0.001 par value, to 2,930,121,789 shares, which includes 2,121,539,537 shares of Seed Preferred, 210,977,985 shares of
Seed-1
Preferred, and 597,604,267 shares of
Seed-2
Preferred.
During the three months ended March 31, 2023 and 2022, no preferred stock warrants were exercised. As of March 31, 2023 and December 31, 2022, the Company had 1,372,152,604 shares of Seed Preferred, 210,977,985 shares of
Seed-1
Preferred, and 597,604,267 shares of
Seed-2
Preferred that were issued and outstanding.
As of March 31, 2023 and December 31, 2022, the Company has recorded mezzanine equity at historical cost, which was $34,792,203. The fair value of mezzanine equity was calculated using significant unobservable inputs (Level 3), and as of March 31, 2023 and December 31, 2022, the fair value of mezzanine equity was estimated to be $311,889,457 and $304,205,838, respectively.

a.	Voting Rights
The shares of preferred stock include voting rights based on the number of shares of common stock the holders would receive upon conversion.

b.	Dividends
The holders of preferred stock are entitled to dividends, which shall accumulate on each outstanding share of preferred stock at the rate per annum of 8% of a base amount equal to the sum of (i) the initial conversion price of approximately $0.0117 per share of Seed Preferred, approximately $0.0023 per share of Seed-1
Preferred, and approximately $0.0046 per share of
Seed-2
Preferred, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the preferred stock (“Seed OIP”), and (ii) the amount of any previously accumulated and compounded dividends on such share. Dividends on preferred stock shall only be payable when declared by the Company’s Board of Directors, a dividend on Common Stock is declared, or conversion of the underlying preferred stock to common stock, none of which has occurred. Further, dividends shall be payable if a Deemed Liquidation Event occurs or upon an initial public offering resulting in at least $100,000,000 of gross proceeds, neither of which is deemed probable. During the three months ended March 31, 2023 and 2022, dividends in the amount of $459,450 and $407,932, respectively, were accumulated. As of March 31, 2023 and December 31, 2022, the cumulative accumulated dividends were $5,126,113 and $4,666,663, respectively, which are not recognized in the Condensed Consolidated Statements of Changes in Stockholders’ Deficit, and Condensed Consolidated Balance Sheets.
Further, if the Company declares, pays or sets aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of common stock payable in shares of common stock), the holders of the preferred stock shall receive a dividend on each outstanding share of preferred stock in an amount at least equal to the sum of (i) the amount of the aggregate accumulate dividends not previously paid and (ii) an amount equal on a per-share
basis to the dividend declared, paid or set aside on shares of any other class or series of capital stock of the Company.

c.	Optional Conversion
Each share of preferred stock is convertible, at the option of the holder, at any time, and without payment of any additional consideration, into fully paid shares of the Company’s common stock. The conversion price is equal to the Seed OIP. The optional conversion feature is not required to be bifurcated from the preferred stock since the conversion feature into another form of equity is clearly and closely related to the preferred stock.

d.	Mandatory Conversion
Upon either (a) the closing of the sale of the Company’s common stock to the public for a price of at least $0.10 per share in an initial public offering that results in gross proceeds of at least $100,000,000 whereby the Company’s common stock is listed on the Nasdaq, the New York Stock Exchange, or another exchange approved by the Board of Directors, or (b) the occurrence of an event, specified by vote or written consent of (i) the holders of at least a majority of the outstanding shares of preferred stock and (ii) the Company’s largest preferred stockholder, then all outstanding shares of preferred stock shall automatically be converted into shares of common stock, at the then effective preferred stock conversion rate. The conversion price is equal to the Seed OIP. The mandatory conversion features are not required to be bifurcated from the preferred stock since the Company determined the nature of the host is equity-like and the conversion options would not require bifurcation.

e.	Liquidation Event
In the event of a liquidation, dissolution, or winding up of the Company, holders of preferred stock are entitled to be paid out of the assets of the Company available for distribution to its stockholders, or in the event of a Deemed Liquidation Event, preferred stockholders are entitled to be paid out of the consideration payable to stockholders or out of Available Proceeds, both before any payment to holders of common stock and in an amount equal to the Seed OIP plus any accruing, but unpaid dividends (the “Seed PS Liquidation Preference”). As of March 31, 2023, the liquidation preference of Seed Preferred was $20,754,431,
Seed-1
Preferred was $555,715 and
Seed-2
Preferred was $3,148,174, for a total of $24,458,320. The carrying amount of preferred stock is greater than the Seed PS Liquidation Preference due to the warrant fair values which were added to the carrying amount of preferred stock upon exercise, partially offset by the accumulated dividends.
If upon such liquidation, dissolution, or winding up of the Company, or Deemed Liquidation Event, the assets of the Company available for distribution to its stockholders are not sufficient to satisfy the Seed PS Liquidation

Preference, the holders of shares of preferred stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.
In the event of a liquidation, dissolution, or winding up of the Company, after satisfying the Seed PS Liquidation Preference, the holders of shares of the common stock shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, or, in the case of a Deemed Liquidation Event, the holders of shares of common stock shall be entitled to be paid out of the consideration payable to stockholders or out of the Available Proceeds in an amount equal to approximately $0.0117 per share (the “Common Stock Liquidation Amount”).
If upon any such liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, after satisfaction of the Seed PS Liquidation Preference, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of common stock the full amount to which they shall be entitled under the Common Stock Liquidation Amount, the holders of shares of common stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.
In the event of any liquidation, dissolution or winding up of the Company, after the payment in full of the Seed PS Liquidation Preference and the Common Stock Liquidation Amount the remaining assets of the Company available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of preferred pursuant to the Seed PS Liquidation Preference and the holders of shares of common stock pursuant to the Common Stock Liquidation Amount or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of the shares of preferred stock and common stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to common stock immediately prior to such liquidation, dissolution or winding up of the Company.

f.	Deemed Liquidation Event
Deemed Liquidation Events are defined as (1) a merger or consolidation, (2) the sale, lease, transfer, exclusive license or other disposition, whether in a single or series of related transactions, of substantially all the assets of the Company taken as a whole, (3) the sale or transfer by the Company or its stockholders of more than 50% of the voting power of the Company in a single or series of related transactions other than in a transaction or series of transactions effected by the Company primarily for financing purposes.
In the event of a Deemed Liquidation Event involving a consolidation or a transfer of substantially all the assets of the Company, if the Company does not effect a dissolution of the Company under the law within ninety (90) days after such Deemed Liquidation Event, then (i) the Company shall send a written notice to each holder of preferred stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of preferred stock, and (iii) if the holders of at least a majority of the then outstanding shares of preferred stock so request in a written instrument delivered to the Company not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Company shall use the consideration received by the Company for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Company), together with any other assets of the Company available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (“Available Proceeds”), on the 150th day after such Deemed Liquidation Event, to redeem all outstanding shares of preferred stock in accordance with the liquidation preference noted below.

If the Deemed Liquidation Event results in a liquidation, dissolution, or winding up of the Company, the consideration shall be allocated to the preferred and common stockholders in accordance with the terms of the Certificate of Incorporation applicable to the respective liquidation event. The preferred stockholders, through their representation on the Board of Directors, Deemed Liquidation Event provisions, and liquidation and dissolution provisions, could elect to liquidate the Company in a Deemed Liquidation Event, where net cash settlement could be required pursuant to the articles of the Certificate of Incorporation and therefore, redemption of the preferred stock would be considered outside of the Company’s control and its common stockholders. While the Certificate of Incorporation states that preferred stockholders and common stockholders are entitled to be paid out of the consideration payable or out of Available Proceeds, holders of each class of shares may not always be entitled to the same form of consideration. The preferred stockholders could force the preferred shares to be redeemed upon the occurrence of a Deemed Liquidation Event, including change of control or merger, that is not solely within the control of the Company. Consequently, the preferred stock has been classified in Mezzanine Equity.
9. Stockholders’ Deficit

a.	Common Stock
On August 5, 2021, the Company increased the authorized shares of common stock, $0.0001 par value, to 3,600,000,000 shares.

b.	Stock Options
On September 27, 2015, the Company’s Board of Directors authorized and approved the adoption of the 2015 Equity Incentive Plan effective January 29, 2016. Subsequently, the plan was amended, the most recent of which was on March 12, 2020, allowing an aggregate of 360,917,134 shares to be issued. The plan shall terminate ten years after the plan’s adoption by the Board of Directors. As of March 31, 2023, an aggregate of 410,184,688 stock options were granted to date, 55,211,814 shares have been forfeited or expired to date and are included in the shares available to be granted and an aggregate total of 8,223,848 shares are still available to be granted under the plan.
During the three months ended March 31, 2023 and 2022, the Board of Directors approved the grant of 1,000,000 and 11,500,000 stock options, respectively, to the Company’s employees, executives and consultants valued at $76,404 and $530,402, respectively, or an average of $0.0764 and $0.0461 per share, respectively. The term of the options is approximately ten years, and the vesting period is four years.
In applying the Black-Scholes option pricing model, the Company used the following assumptions during the first three months of:

	2023	2022
Risk-free interest rate	3.53% – 4.27%	1.43% – 2.14%
Expected term (years)	5.21 – 6.25	6.25
Expected volatility	71.65% – 71.65%	73.03%
Expected dividends	0.00	0.00

The following table summarizes the stock option activity for the three months ended March 31, 2023:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)
Outstanding at December 31, 2022	151,869,616	$0.0064	8.8
Grants	1,000,000	$0.0700	10.0
Exercised	(1,618,333)	$0.0060	8.9
Forfeited	(3,312,500)	$0.0031	8.8

Outstanding at March 31, 2023	147,938,783	$0.0068	8.6

The following table presents information relating to stock options as of March 31, 2023:

Options Outstanding			Options Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Life (years)	Exercisable Number of Options	Weighted Average Remaining Life (years)
$0.0001	1,200,000	3.7	1,200,000	3.7
$0.004	15,872,586	7.1	12,402,759	7.0
$0.006	68,909,206	8.2	57,940,455	8.2
$0.0071	60,456,991	9.5	727,303	9.0
$0.07	1,500,000	9.8	—	—

Totals	147,938,783	8.5	72,270,517	7.9

As of March 31, 2023, 20,714,271 stock options had been exercised, but had not yet vested. If the option holder leaves, the Company has the right to purchase back all unvested exercised options at the initial exercise price, which as of March 31, 2023 would be $121,257. As of March 31, 2023 and December 31, 2022, there were 96,382,537 and 105,636,923 unvested shares, respectively, with a weighted average grant date fair value of $0.0680 and $0.0656 per share, respectively.
The stock-based compensation expense related to option grants was $1,515,816 and $138,007 during the three months ended March 31, 2023 and 2022, respectively, and is included in general and administrative in the Condensed Consolidated Statements of Operations. As of March 31, 2023, the remaining stock-based compensation expense related to unvested option grants was $3,768,076, which is expected to be recognized over a weighted average remaining period of 2.1.
As of March 31, 2023 and December 31, 2022, the aggregate intrinsic value of stock options outstanding and stock options exercisable was $14,714,704 and $14,319,711, respectively, and $7,279,878 and $6,662,522, respectively. For the three months ended March 31, 2023, the total intrinsic value of the stock options exercised was $157,780.
The Company and its Chief Executive Officer (CEO) have an agreement whereby the CEO is protected from dilution arising from the issuance of stock or convertible loans. The CEO’s ownership percentage is to remain at 6%. As of March 31, 2023, all required shares have been issued to the CEO in accordance with this agreement.

10. Warrants
The Company uses the guidance in ASC 480 to determine its accounting for warrants. The valuation of the warrant liabilities, both preferred stock warrants and common stock warrants, was made using the option-pricing method and the following assumptions as of March 31:

	2023	2022
Term	.17 - 2.0 years	2.0 years
Risk-free interest rate	4.0% - 4.7%	2.3%
Volatility	61% - 84%	105%

a.	Common Stock
Common stock warrants allow the holder to purchase common stock. The common stock warrants are classified as liabilities under ASC 480 as they have the right to purchase common shares of the Company for a variable number of shares.
In connection with the issuance of certain SAFE notes in 2021, the Company contemporaneously issued warrants to purchase shares of common stock. These warrants are exercisable any time after issuance and have a life of 2 years from the date of issuance. These warrants provide the respective SAFE investors with the ability to obtain a variable number of common shares of the Company equal to the amount of the SAFE investment divided by a defined exercise price. The Company recorded the warrants as a liability under ASC 480 and re-measured
the fair value at the end of the reporting period, with changes in fair value reported in operations. As of March 31, 2023 and December 31, 2022, the fair value of the common stock warrants was $15,328,442 and $14,114,411, respectively. During the three months ended March 31, 2023 and 2022, none of the common stock warrants were exercised. As of March 31, 2023, the common stock warrants were convertible into 281,839,008 shares of common stock. For the three months ended March 31, 2023 and 2022, the Company recorded losses of $1,214,031 and $423,908, respectively, within other expense in the Condensed Consolidated Statements of Operations related to fair value adjustments for common stock warrants.

b.	Preferred Stock
Preferred stock warrants allow the holder to purchase Seed Preferred stock. The preferred stock warrants are classified as liabilities under ASC 480 as the underlying shares into which the warrant is exercisable are contingently redeemable and classified as mezzanine equity.
During June 2019, the Company issued warrants to purchase shares of its Seed Preferred stock to existing investors for assistance in fundraising. The warrants were exercisable any time after issuance and had a life of 3 years from the date of issuance. As of March 31, 2023 and December 31, 2022, there were no remaining warrants outstanding to purchase shares of Seed Preferred stock. During the three months ended March 31, 2023 and 2022, there were no preferred stock warrants exercised.
For the three months ended March 31, 2023 and 2022, the Company recorded losses of zero and $589,461, respectively, within fair value adjustments in the Condensed Consolidated Statements of Operations related to fair value adjustments for preferred stock warrants and expired warrants. During 2022, the number of shares of Seed Preferred stock to be received upon exercise of warrants was variable, changing based upon the number of shares of common stock then issued and issuable upon conversion of Seed Preferred. There was no Seed Preferred stock issuable under warrants as of March 31, 2023.

11. Fair Value
As of March 31, 2023 and December 31, 2022, the Company had financial instruments which were measured at fair value on a recurring basis using significant unobservable inputs (Level 3). Significant changes in the inputs could result in a significant change in the fair value measurements. See each respective footnote for information on the assumptions used in calculating the fair value of financial instruments. The following table sets forth the Company’s financial instruments that were measured at fair value using Level 3 inputs on a recurring basis for the three months ended March 31, 2023:

	Common Stock Warrant Liabilities	SAFE Notes	Total
Balance at December 31, 2022	$14,114,411	$51,600,000	$65,714,411
Changes in fair value included in operations	1,214,031	260,000	1,474,031
Warrants exercised	—	—	—

Balance at March 31, 2023	$15,328,442	$51,860,000	$67,188,442

The following table sets forth the Company’s financial instruments that were measured at fair value using Level 3 inputs on a recurring basis for the three months ended March 31, 2022:

	Preferred Stock Warrant Liabilities	Common Stock Warrant Liabilities	SAFE Notes	Total
Balance at December 31, 2021	$6,417,146	$6,502,538	$30,998,000	$43,917,684
Changes in fair value included in operations	592,711	423,908	3,844,000	4,860,619
Warrants exercised	—	—	—	—

Balance at March 31, 2022	$7,009,857	$6,926,446	$34,842,000	$48,778,303

There were no transfers into or out of Level 3 financial instruments during the three months ended March 31, 2023 and 2022.
12. Income Taxes
The Company did not incur income tax expense for the three months ended March 31, 2023 and 2022.
Deferred income tax balances reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases used for income tax purposes and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred tax assets are evaluated for future realization and reduced by a valuation allowance to the extent the Company believes they will not be realized.
The Company has evaluated the realizability of its deferred tax assets and based on an evaluation of all available evidence, both objective and subjective, it has concluded that presently it is more likely than not that the deferred tax assets will not be utilized in the foreseeable future. Therefore, a full valuation allowance was established against the deferred tax assets as of March 31, 2023 and December 31, 2022.
13. Subsequent Events
The Company has evaluated all subsequent events through June 8, 2023, the date the condensed consolidated financial statements were available to be issued and noted the following items requiring disclosure.
Subsequent to March 31, 2023, through the date of this report, the Company issued 300,000 shares of common stock in exchange for $2,130.

As disclosed in Notes 2 and 7, the Company received a notice from a major customer, Kohler Co. (hereinafter referred to as the “White-Label Provider”), in December 2022 of its intent to terminate its contract with us, claiming that the Company had breached its agreement with them. While the Company has continuously asserted that it had not breached the agreement, on May 19, 2023, the Company entered into a settlement with the
White-Label
Provider. As part of the settlement agreement and mutual release, the Company is to receive all home storage systems and additional component parts of the White-Label Provider’s inventory, as the
White-Label
Provider has elected to exit the home storage market. These units will be returned to the Company on an as-is basis, and shipping costs will be split equally between the parties to the arrangement. The Company will have until July 31, 2023 to remove the units from a leased White-Label Provider facility without incurring further costs and penalties. This settlement agreement will be accounted for as a gain contingency under ASC 450. Accordingly, we will record the financial impact in our financial statements for the three months ending June 30, 2023.
On June 7, 2023, the Company increased the authorized shares of common stock, $0.0001 par value, to 4,600,000,000 shares.
On June 7, 2023, the Company authorized to issue 3,340,121,789 shares of Series B Cumulative Redeemable Preferred Stock, $0.0001 par value per share. Upon issuance of this new class of mandatorily redeemable Preferred Stock, shares issued will be classified as a liability in accordance with ASC 480.
As disclosed in Note 1, on November 13, 2022, the Company entered into a merger agreement with TLG, which was amended by a First Amendment to Merger Agreement dated December 23, 2022, a Second Amendment to Merger Agreement dated March 22, 2023 and a Third Amendment to Merger Agreement dated June 8, 2023. The Third Amendment to Merger Agreement includes references to the following Private Capital Raise:
As conditions to closing, the Merger Agreement requires that : (i) within 72 hours after TLG receives comments from the SEC on Amendment No. 3 to TLG’s Form S-4, the Company shall receive net cash proceeds of at least $3,000,000 from the sale of equity securities to the SPAC Executive and net cash proceeds of at least $3,000,000 from the sale of equity securities to third parties, and within 24 hours after the SEC declares the registration statement effective, the Company shall receive net cash proceeds of at least $4,500,000 from the sale of equity securities to the SPAC Executive and net cash proceeds of at least $1,500,000 from the sale of equity securities to third parties. (ii) the Company shall have converted an aggregate amount of $10,130,000, including accrued interest, of Shareholder Notes from management or significant equity investors that are currently included in loans payable into equity securities of the Company. and (iii) TLG or the Company shall have received net cash proceeds from the sale of equity securities to the SPAC Executive of at least $5,000,000 and net cash proceeds from the sale of equity securities to third parties of at least $1,500,000.

With respect to subscription agreements signed on June 8, 2023, $5.0 million of a total of $17.0 million of Pre-Closing Financings was received from the SPAC Executive in the amount of $2.5 million and from other investors in the amount of $2.5 million.
On June 8, 2023, a Notes Conversion Agreement was executed between the Company, TLG and the SPAC Executive whereby the parties have agreed that simultaneous with the closing of the merger, pursuant to the terms and conditions of the Merger Agreement, the SPAC Executive Notes will automatically convert into securities of the new public entity, upon which the SPA and the SPAC Executive Notes will be terminated including any rights of conversion set forth therein, and shall be cancelled. SPAC Executive also agreed that $8,500,000, the currently outstanding aggregate principal amount of the SPAC Executive Notes, and all accrued but unpaid interest on the SPAC Executive Notes shall automatically convert into securities of the new public entity simultaneously with the closing of the merger. See convertible notes payable disclosed in Note 5.
On June 8, 2023, Notes Conversion Agreements were executed between the Company and various noteholders whereby the noteholders have agreed that the currently outstanding aggregate principal amounts of the Notes, included in loans payable, totaling approximately $7.8 million, and all accrued but unpaid interest on the Notes of approximately $2.3 million shall automatically convert into securities of the Company, upon the execution of these agreements. See borrowings of the Company disclosed in Note 5.

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of Electriq Power, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Electriq Power, Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, changes in mezzanine equity and stockholders’ deficit and cash flows, for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Explanatory Paragraph – Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, negative cash flows and has significant working capital and accumulated deficits. The continuation of the Company as a going concern is dependent upon its ability to raise additional capital to fund its obligations. This raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.
/s/ RSM US LLP
We have served as the Company’s auditor since 2022.
West Palm Beach, FL
March 6, 2023

ELECTRIQ POWER, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,
	2022	2021
Assets
Current assets:
Cash	$5,480,960	$12,730,198
Accounts receivable, less allowance for doubtful accounts of $30,429 and $206,124 as of December 31, 2022 and December 31, 2021, respectively	317,423	917,617
Inventory	13,532,475	8,360,591
Inventory deposits	5,182,045	3,824,440
Prepaid expenses and other current assets	368,117	382,509

Total current assets	24,881,020	26,215,355
Property and equipment, net	1,422,293	499,462
Right of use assets	3,241,705	—
Deposits	109,539	33,473

Total assets	$29,654,557	$26,748,290

Liabilities, mezzanine equity and stockholders’ deficit
Current liabilities:
Current portion of loan payable	$11,377,297	$1,856,175
SAFE notes	51,600,000	30,998,000
Accounts payable	1,377,123	1,049,180
Warrants liability	14,114,411	12,919,684
Accrued expenses and other current liabilities	6,173,336	2,812,953

Total current liabilities	84,642,167	49,635,992
Loan payable	—	177,297
Convertible note payable	5,000,000	—
Other long-term liabilities	2,503,038	95,309

Total liabilities	92,145,205	49,908,598
Commitments and contingencies (Note 7)
Mezzanine equity:
Preferred stock, aggregate redemption amount of $23,998,870 and $21,307,890 as of December 31, 2022 and 2021, respectively	34,792,203	24,166,212
Stockholders’ deficit:
Common stock, issued and outstanding 242,302,003 and 217,588,804 shares as of December 31, 2022 and 2021, respectively	24,230	21,759
Additional paid-in capital	7,686,612	5,296,155
Accumulated deficit	(104,993,411)	(52,644,152)
Accumulated other comprehensive loss	(282)	(282)

Total stockholders’ deficit	(97,282,851)	(47,326,520)

Total liabilities, mezzanine equity and stockholders’ deficit	$29,654,557	$26,748,290

See accompanying notes to Consolidated Financial Statements.

ELECTRIQ POWER, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2022	2021
Net revenues	$15,975,783	$3,404,113
Cost of goods sold	15,601,304	3,029,823

Gross profit	374,479	374,290
Operating expenses:
Research and development	3,303,480	2,596,454
Sales and marketing	3,783,500	1,953,865
General and administrative	11,828,573	9,329,258

Total operating expenses	18,915,553	13,879,577

Loss from operations	(18,541,074)	(13,505,287)
Other expense (income):
Interest expense	2,072,576	465,743
Fair value adjustments	31,729,718	21,943,239
Other expense (income), net	5,891	(161,030)

Loss before income taxes	(52,349,259)	(35,753,239)
Income tax expense	—	—

Net loss	(52,349,259)	(35,753,239)
Cumulative preferred stock dividends	1,744,075	1,374,684

Net loss attributable to common stockholders	$(54,093,334)	$(37,127,923)

Net loss per share attributable to common stockholders—basic and diluted	$(0.26)	$(0.40)

Weighted average number of common shares outstanding—basic and diluted	207,458,865	93,014,690

See accompanying notes to Consolidated Financial Statements.

ELECTRIQ POWER, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN MEZZANINE EQUITY AND STOCKHOLDERS’ DEFICIT
MEZZANINE EQUITY

	Seed Preferred		Seed-1 Preferred		Seed-2 Preferred		Additional Paid- in Capital	Total Mezzanine Equity
	Shares	Par	Shares	Par	Shares	Par
Balance at January 1, 2021	983,734,155	$983,734	—	$—	—	$—	$10,622,413	$11,606,147
Shares issued in connection with warrant exercises	307,625,953	307,626	—	—	—	—	9,002,149	9,309,775
Shares issued in connection with note conversions	—	—	210,977,985	210,978	597,604,267	597,604	2,441,708	3,250,290

Balance at December 31, 2021	1,291,360,108	$1,291,360	210,977,985	$210,978	597,604,267	$597,604	$22,066,270	$24,166,212
Shares issued in connection with warrant exercises	80,792,496	80,792	—	—	—	—	10,545,199	10,625,991

Balance at December 31, 2022	1,372,152,604	$1,372,152	210,977,985	$210,978	597,604,267	$597,604	$32,611,469	$34,792,203

STOCKHOLDERS’ DEFICIT

	Common		Additional Paid- in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Deficit
	Shares	Par
Balance at January 1, 2021	77,943,679	$7,794	$305,667	$(16,890,913)	$(282)	$(16,577,734)
Shares issued for common stock	140,067,000	14,007	561,626	—	—	575,633
Repurchase of common stock	(421,875)	(42)	(1,646)	—	—	(1,688)
Stock-based compensation	—	—	4,430,508	—	—	4,430,508
Net loss	—	—	—	(35,753,239)	—	(35,753,239)

Balance at December 31, 2021	217,588,804	$21,759	$5,296,155	$(52,644,152)	$(282)	$(47,326,520)
Shares issued for common stock	24,713,199	2,471	89,838	—	—	92,309
Stock-based compensation	—	—	2,300,619	—	—	2,300,619
Net loss	—	—	—	(52,349,259)	—	(52,349,259)

Balance at December 31, 2022	242,302,003	$24,230	$7,686,612	$(104,993,411)	$(282)	$(97,282,851)

See accompanying notes to Consolidated Financial Statements.

ELECTRIQ POWER, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2022	2021
Cash flows from operating activities:
Net loss	$(52,349,259)	$(35,753,239)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	2,300,619	4,430,508
Accretion of discount on convertible notes	—	234,500
Fair value adjustments	31,729,718	21,943,239
Depreciation and amortization	179,843	85,250
Amortization of right of use assets	284,031	—
SBA loan forgiveness	—	(240,800)
Changes in assets and liabilities:
Accounts receivable, net	600,194	(619,177)
Inventory	(5,171,884)	(7,852,471)
Inventory deposits	(1,357,605)	(3,589,440)
Prepaid expenses and other current assets	14,392	(290,172)
Deposits	(76,066)	(23,071)
Accounts payable	327,943	1,049,180
Accrued expenses and other current liabilities	2,147,042	1,093,269
Other long-term liabilities	115,550	42,120

Net cash used in operating activities	(21,255,482)	(19,490,304)

Cash flows from investing activities:
Acquisition of property and equipment	(1,102,674)	(509,933)
Other	(6,505)	(3,819)

Net cash used in investing activities	(1,109,179)	(513,752)

Cash flows from financing activities:
Proceeds from loan payable	11,200,000	2,000,000
Payments on loan payable	(1,856,175)	—
Proceeds from convertible note payable	5,000,000	—
Proceeds from SAFE notes	—	25,206,788
Proceeds from conversion of warrants for preferred stock	693,000	4,506,998
Proceeds from issuance of common stock	133,598	672,162
Repurchase of common stock	—	(1,688)
Other	(55,000)	(60,000)

Net cash provided by financing activities	15,115,423	32,324,260

Net (decrease) increase in cash	(7,249,238)	12,320,204
Cash, beginning of year	12,730,198	409,994

Cash, end of year	$5,480,960	$12,730,198

Supplemental disclosures of cash flow information:
Interest paid	$144,572	$1,063
Taxes paid	$—	$—
Right-of-use assets obtained in exchange for lease obligations	$2,589,711	$—
See accompanying notes to Consolidated Financial Statements.

ELECTRIQ POWER, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021
1. Organization and Description of Business
Electriq Power, Inc. (“Electriq,” “Electriq Power,” or the “Company,”) is a leading energy solutions provider that designs, develops, manages, delivers and services integrated energy storage systems for residential applications primarily in North America. Electriq Power was formed as a Delaware Corporation in August 2014.
The Company sells its integrated energy storage systems through a network of channel partners, including solar and electrical distributors and installation companies, utility companies, municipalities, community choice aggregators and homebuilders, as well as through partnerships with large strategic corporations where they rebrand the Company’s products (“white-label”).
Electriq’s wholly-owned subsidiaries are Electriq Power Labs, Inc., formed in Canada in June 2016 and closed in January 2021, EIQP Limited, formed in Hong Kong in December 2016 and closed in July 2021, Parlier Home Solar, LLC, formed in California in April 2021, and Santa Barbara Home Power Program, LLC, formed in California in September 2022. Electriq has an 80% owned subsidiary, Electriq Microgrid Services LLC, formed in Delaware in May 2022.
On November 13, 2022, the Company entered into a merger agreement with a publicly-traded special purpose acquisition company (“SPAC”), TLG Acquisition One Corp. (“TLG”). If the transactions contemplated by the merger agreement are completed, the separate corporate existence of the Company will cease and the Company equity holders will become equity holders of the SPAC, which will change its name to Electriq Power Holdings, Inc. and will be led by existing Company management. The business combination would be accounted for as a reverse recapitalization in accordance with GAAP.
Under this method of accounting, TLG will be treated as the “acquired” company and the Company as the “accounting acquirer” for financial reporting purposes. The transaction is expected to close during the first half of 2023 and remains subject to customary closing conditions, approval by the SPAC stockholders and regulatory approvals.
The Company’s fiscal year begins on January 1 and ends on December 31.
2. Summary of Significant Accounting Policies
Basis of Reporting
The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Electriq Power, Inc., its wholly-owned subsidiaries and its 80% owned subsidiary for which it has controlling interest (collectively, the “Company”). All significant intercompany balances and transactions have been eliminated in consolidation.
The Company’s revenues, expenses, assets and liabilities are primarily denominated in U.S. dollars, and as a result, the Company has adopted the U.S. dollar as its functional and reporting currency. The functional currency of the Company’s foreign subsidiaries is their local reporting currency. Those assets and liabilities are translated at exchange rates in effect at the balance sheet date and income and expenses are translated at average exchange rates. The effects of translation adjustments were not material.

Going Concern
The accompanying consolidated financial statements have been prepared using the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, substantial doubt about the Company’s ability to continue as a going concern exists.
Through December 31, 2022, the Company has incurred recurring losses from operations and negative operating cash flows, and as of December 31, 2022 has recorded an accumulated deficit and a working capital deficit of $104,993,411 and $59,761,147, respectively. In December 2022, the Company received a notice from its major customer of its intent to terminate their contract. See Note 3 for additional details. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.
The continuation of the Company as a going concern is dependent upon improving its profitability through the introduction of new products and service offerings, including the successful execution of its sustainable community networks and microgrid offerings from customer agreements entered into in 2022, as well as the continuing financial support from its shareholders or other debt or capital sources. The Company is currently evaluating strategies to obtain the required funding for future operations. These strategies include, but are not limited to, obtaining equity financing, issuing debt or entering into financing arrangements. No assurance can be given that any future financing, if needed, will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, if needed, it may contain undue restrictions on its operations, in the case of debt financing, or cause substantial dilution for its stockholders, in the case of equity financing.
These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and liabilities and reported expenses that may result if the Company is not able to continue as a going concern.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates and assumptions include the useful lives of property and equipment; allowances for doubtful accounts; inventory; stock-based compensation; warrants; derivatives; preferred stock; SAFE notes; convertible notes; income taxes; and reserves for warranties.
Comprehensive Loss
The Company applies ASC Topic 220 (“Reporting Comprehensive Income”) which requires that all items that are recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The items of other comprehensive income that are typically required to be displayed are foreign currency items, minimum pension liability adjustments, and unrealized gains and losses on certain investments in debt and equity securities. For the years ended December 31, 2022 and 2021, the Company had no unrealized gains or losses.
Segment Information
Accounting Standards Codification Topic
(“ASC”) 280-10, Segment
Reporting
(“ASC 280-10”), establishes
standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders.
ASC 280-10 also
establishes standards for related disclosures about products and services and geographic areas.

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions how to allocate resources and assess performance. During the years ended December 31, 2022 and 2021, the Company sold its integrated energy storage systems through its partners and operated as one segment. Therefore, the consolidated information disclosed herein also represents all the financial information related to the Company’s operating segment.
Trade Accounts Receivable
Accounts receivable are recorded at original invoice amount less an allowance for uncollectible accounts that management believes will be adequate to absorb estimated losses on existing balances. Management estimates the allowance based on collectability of accounts receivable, historical bad debts loss rate experience and expectations of forward looking estimates. Accounts receivable balances are written off against the allowance upon management’s determination such accounts are uncollectible. Recoveries of accounts receivable previously written off are recorded when received. Management believes credit risks on accounts receivable will not be material to the financial position of the Company or its results of operations. The allowance for doubtful accounts was $30,429 and $206,124 as of December 31, 2022 and 2021, respectively. The Company recorded a net credit in the provision for expected credit losses and write-offs charged against the allowance of $15,806 and $159,889, respectively, in the year ended December 31, 2022. Customary terms generally require payment within 30 days and, for certain customers, deposits may be required in advance of shipment.
Inventory
Inventory is stated at lower of weighted average cost or net realizable value. On an on-going basis,
inventory is evaluated for obsolescence and slow-moving items. If the Company’s review indicates a reduction in utility below carrying value, inventory is reduced to a new cost basis. Cost includes components used in the assembly process, inbound costs, labor and overhead. Inventory consists entirely of finished goods. The Company’s reserve for inventory obsolescence and slow-moving items increased from zero as of December 31, 2021 to $976,881 as of December 31, 2022 primarily due to a one-time
reserve for enclosures that we have procured for a major customer, which rebrands and sells our product as white-label with its own branded enclosures, who provided notice of its intent to terminate its contract.
Revenue Recognition
Revenues are recognized in accordance with ASC 606, Revenue from Contracts with Customers, when control of the promised goods or services is transferred to the customers, in an amount the Company expects in exchange for those goods or services. The Company has contracts with customers which cover the products and services to be delivered, and specify the prices for products and services.
In certain instances, the Company has recognized revenue under bill-and-hold arrangements with a customer. During the year ended December 31, 2022, the Company recognized $1,151,760 of revenue under bill-and-hold arrangements with a customer. The customer requested that the Company keep the products in its custody due to lack of sufficient storage capacity at the customer’s facility. The material was assembled in customer specific enclosures and palletized in the Company’s warehouse. The Company did not have the ability to use the product or direct its use to another customer, as it was clearly demarcated as belonging to the customer, and was ready for immediate release to the shipper, resulting in the recognition of revenue upon delivery to the Company’s warehouse dock. The timing of transfer of title and risk of loss was explicitly stated within the contract terms.
As of December 31, 2022, the Company did not have any outstanding bill-and-hold obligations such as storage, handling or other custodial duties.
The Company recognizes revenue under the core principle that transfer of control to the Company’s customers should be depicted in an amount reflecting the consideration the Company expects to receive in revenue. The main performance obligations are the provisions of the following: 1) delivery of the Company’s products; 2) installation of Company’s products; and
3) ad-hoc engineering
services.
Revenue is recognized when or as performance obligations are satisfied by transferring control of a promised good or service to a customer.
Product net revenue includes sales of energy storage systems and sales of installed energy storage solutions to homeowners.
The Company sells energy storage systems to installers and distributors, for which revenues are recognized at a point in time when control is transferred to the installer or distributor in accordance with the shipping terms, which, in most cases, is upon shipment at the Company’s warehouse shipping dock.
The Company sells installed energy storage solutions to homeowners through licensed installer subcontractors. The licensed installers were determined to be acting as agents on our behalf in these arrangements. Installations typically take up to three months to complete; however, there have been instances where the installation process has extended beyond three months. Revenues from the sale and installation of energy storage solutions are recorded as one performance obligation, as the solutions provided to the homeowners are not distinct in the context of the contract and are recorded following the input method over the life of the project. For each performance obligation satisfied over time, revenue is recognized by measuring the progress toward complete satisfaction of that performance obligation and is applied following a single method of measuring progress that must be applied consistently for similar performance obligations. Total revenue recognized from sales of our installed energy storage solutions was $464,392 and $248,764 in the years ended December 31, 2022 and 2021, respectively, and is included in Product net revenue. See Note 3 below.
Ad-hoc engineering
services are recognized at a point in time as the specified service is delivered to the customer.
Revenues are recorded net of estimated allowances and discounts based upon historical experience and current trends at the time revenue is recognized. The Company has elected to exclude sales tax from the transaction price.
The Company has elected to adopt the practical expedient which allows goods and services which are immaterial in the context of the contract to become part of other performance obligations in an arrangement.
Research and Development
The Company accounts for research and development costs in accordance with the
ASC 730-10, Research
and Development. Under
ASC 730-10, all
research and development costs must be charged to expense as incurred.
Shipping and Handling Fees
Shipping and handling fees billed to customers, as well as the costs associated with shipping goods to customers, are recorded within selling, general and administrative expenses. During the years ended December 31, 2022 and 2021, the Company incurred $31,307 and $81,012, respectively, which is recorded in general and administrative in the Consolidated Statements of Operations.
Advertising
The Company charges the cost of advertising to expense as incurred. During the years ended December 31, 2022 and 2021, the Company incurred $1,015,128 and $388,902, respectively, which is recorded in sales and marketing in the Consolidated Statements of Operations.

Concentration of Credit Risks and Other Risks and Uncertainties
Financial instruments potentially subjecting the Company to concentrations of credit risk consist principally of cash and accounts receivable. Cash is mainly deposited on demand at one financial institution in the U.S. At times, such deposits may be in excess of insured limits. The Company has not experienced any losses on its deposits of cash.
The Company’s accounts receivables are derived from revenue earned from customers located throughout the world. When necessary, the Company performs credit evaluations of its customers’ financial condition and sometimes requires partial payment in advance of shipping. As of December 31, 2022 and 2021, the Company had three customers accounting for 30%, 27% and 20% of accounts receivable, and 61%, 12% and 11% of accounts receivable, respectively. For the years ended December 31, 2022 and 2021, the Company had one customer accounting for 87% of its revenue, and two customers accounting for 56% and 13% of its revenue, respectively.
On December 12, 2022, a customer which accounted for 87% of our revenue for the year ended December 31, 2022 provided notice of its intent to terminate the contract claiming the Company breached its agreement with them. The Company sent a letter disputing this assertion and reserving its rights with respect to the customer’s breaches of the agreement. Subsequent to year end, the Company is actively engaging in discussions with the customer to settle the matter. However, there can be no assurances that such a resolution can be reached.
Income Taxes
The Company and its subsidiaries account for income taxes in accordance with ASC 740, Income Taxes. ASC 740 prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse.
Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred tax assets are evaluated for future realization and reduced by a valuation allowance to the extent the Company believes they will not be realized.
The Company accounts for uncertain tax positions in accordance with ASC 740.
ASC 740-10 contains
a two-step approach
to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative probability) likely to be realized upon ultimate settlement.
The Company classifies interest and penalties related to income taxes, if any, as a component of income tax expense in its Consolidated Statements of Operations.
Fair Value Measurement
The Company applies ASC 820, Fair Value Measurement, which defines fair value, establishes a framework for measuring fair value and expands financial statement disclosure requirements for fair value measurements.
ASC 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability.

ASC 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

•	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

•
Level 3 inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs are valuation technique inputs that reflect the Company’s own assumptions about the assumptions market participants would use in pricing an asset or liability.

The carrying amounts reported in the consolidated balance sheets for cash, accounts receivable, accounts payable, accrued expenses, and other current liabilities approximate their fair value based on the short-term maturity of these instruments. Derivative instruments, SAFE notes and warrant liabilities are carried at fair value based on unobservable market inputs (Level 3) with changes in fair value recorded in fair value adjustments in the Consolidated Statements of Operations. Preferred stock and convertible notes were originally valued utilizing the residual methodology after considering the fair value of liability-classified warrants or bifurcated derivatives issued concurrently.
ASC
825-10,
Financial Instruments, allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument-by-instrument
basis and is irrevocable unless a new election date occurs. If the fair value option is elected for an instrument, unrealized gains and losses for such instrument should be reported in operations at each subsequent reporting date. The Company did not elect to apply the fair value option to any outstanding instruments.
Warrants
The Company separately evaluates the terms for each of the outstanding warrants in accordance with ASC 480, Distinguishing Liabilities from Equity, to determine the appropriate classification and accounting treatment. The preferred stock warrants are for contingently redeemable preferred stock, and as such, the preferred stock warrants are classified as a liability in warrants liability in the Consolidated Balance Sheets. The common stock warrants are legally detachable, can be transferred, and can be exercised into a variable number of shares, and as such are classified as a liability in warrants liability in the Consolidated Balance Sheets. The warrants liability is subject to a fair value remeasurement each period with an offsetting adjustment reflected in fair value adjustments in the Consolidated Statement of Operations.
Embedded Derivatives
The Company accounts for embedded derivatives at fair value in accordance with ASC
815-15,
Derivatives and Hedging; Embedded Derivatives. Embedded derivatives that are required to be bifurcated from the underlying host instrument are accounted for and valued as a separate financial instrument.
Product Warranties
The Company provides a warranty on all its products, which is the shorter of ten years or when the usage exceeds 7.52 megawatt hours (MWh), except one customer during 2020 and prior where the warranty excludes batteries and limits the inverter warranty to five years. Estimated future warranty costs are accrued and charged to cost of goods sold in the period the related revenue is recognized. These estimates are derived from historical data and trends of product reliability and estimated costs of repairing and replacing defective products.

Stock-based Compensation
Stock-based awards issued to employees, executives and consultants are valued as of the grant date. Corresponding compensation expense is recognized over the applicable vesting period. For awards with a service condition for vesting, the related expense is recognized on a straight-line basis over the entire award’s actual or implied vesting period.
The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based awards as of the date of grant. This requires management assumptions that involve inherent uncertainties and the application of judgment, including (a) the fair value of the Company’s common stock on the date of the option grant, (b) the expected term of the stock option until its exercise by the recipient, (c) expected stock price volatility over the expected term, (d) the prevailing risk-free interest rate over the expected term, and (e) expected dividend payments over the expected term.
Management estimates the expected term of awarded stock options utilizing the “simplified method” as the Company does not yet have sufficient exercise history. Further, the Company remained privately-held and therefore lacked company-specific historical and implied volatility information of its stock. Accordingly, management estimates this expected volatility using its designated peer-group of publicly-traded companies for a look-back period, as of the date of grant, which corresponds with the expected term of the awarded stock option. The Company estimates the risk-free interest rate based upon the U.S. Department of the Treasury yield curve in effect at award grant for time periods that correspond with the expected term of the awarded stock option. The Company accounts for forfeitures as they occur. The Company’s expected dividend yield is zero because it has never paid cash dividends and does not expect to for the foreseeable future.
Given the absence of a public trading market, the Company’s Board of Directors, with input from management, considered numerous objective and subjective factors to determine the fair value of its common stock. The factors included: (1) third-party valuations of the Company’s common stock; (2) the Company’s stage of development; (3) the status of research and development efforts; (4) the rights, preferences and privileges of the Company’s preferred stock relative to common stock; (5) the Company’s operating results and financial condition, including the Company’s levels of available capital resources; (6) equity market conditions affecting comparable public companies; (7) general U.S. market conditions; and (8) the lack of current marketability of the Company’s common stock.
Property and Equipment, Net
Property and equipment are stated at cost less accumulated depreciation, and are depreciated using the following method over the estimated useful lives:

Category	Depreciation Method	Estimated useful lives of the assets
Computer	Straight-line	5 years
Office equipment	Straight-line	5-7 years
Machinery	Straight-line	5 years
Leasehold improvements	Straight-line	1-5 years
Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of operations.

Long-Lived Assets
The Company follows a “primary asset” approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for a long-lived asset to be held and used. Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. Impairment is measured as the excess of the carrying value over the estimated fair value of such assets.
Debt
Debt is carried at the outstanding principal balance, less unamortized discount or premium.
The Company accounts for convertible instruments in accordance ASC Topic 470, Accounting for Convertible Securities with Beneficial Conversion Features. Accordingly, the Company records, when necessary, discounts to convertible notes for the fair value of conversion options identified as embedded derivatives in accordance with ASC
815-15,
Derivatives and Hedging; Embedded Derivatives. Debt discounts under these arrangements are amortized over the term of the related debt.
Mezzanine Equity
The Company issued redeemable, convertible preferred stock which it has determined are financial instruments with both equity and debt characteristics and are classified as mezzanine equity in the Consolidated Balance Sheet. The preferred stock was initially recognized at fair value. As of each reporting date, the Company reassesses whether the preferred stock is currently redeemable or probable to become redeemable in the future. If the preferred stock meets either criteria, the Company will remeasure the preferred stock at its redemption value.
All financial instruments that are classified as mezzanine equity are evaluated for embedded derivative features by evaluating each feature against the nature of the host instrument (e.g., more equity-like or debt-like). Features identified as embedded derivatives that are material are recognized separately as a derivative asset or liability in the consolidated financial statements. The Company evaluated the conversion and redemption features under ASC
815-15
to determine if bifurcation was necessary.
Net Loss Per Share
The Company accounts for net loss per share in accordance with ASC
260-10,
Earnings Per Share, which requires presentation of basic and diluted earnings per share (“EPS”) on the face of the Consolidated Statement of Operations for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS.
The Company calculated basic and diluted net loss per share attributable to common stockholders in conformity with the two-class method
required for companies with participating securities. The Company considered the preferred stock to be a participating security as the holders share equally in dividends with any other class or series of capital stock of the Company, in addition to being entitled to receive cumulative dividends payable only if/when declared by the Board of Directors at a dividend rate payable in preference and priority to the holders of common stock.
Under the
two-class method,
basic net loss per share attributable to common stockholders was calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period. The net loss attributable to common stockholders was not allocated to the preferred stock as the holders of preferred stock do not have a contractual obligation to share in losses, which is consistent with the if-converted
method of calculation. Diluted net loss per share attributable to common stockholders was computed by giving effect to all potentially dilutive common stock equivalents outstanding for the period. For purposes of this calculation, convertible preferred stock, stock options, convertible debt and warrants to purchase convertible preferred stock and common stock were considered potentially dilutive securities, but had been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect was anti-dilutive. In periods in which the Company reports a net loss attributable to all classes of common stockholders, diluted net loss per share attributable to all classes of common stockholders is the same as basic net loss per share attributable to all classes of common stockholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. The Company reported net losses attributable to common stockholders for the years ended December 31, 2022 and 2021.
The shares underlying the following outstanding instruments are excluded from the calculation of weighted average diluted shares because their inclusion would have been anti-dilutive for the years ended December 31:

	2022	2021
Stock options	175,383,887	136,293,365
Convertible debt	40,813,709	—
Preferred stock warrants	—	80,302,455
Common stock warrants	278,076,506	251,435,050
Convertible preferred stock	2,180,734,856	2,099,942,360

Total	2,675,008,958	2,567,973,230

Commitments and Contingencies
Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.
Recent Accounting Pronouncements
In February 2016, the FASB issued ASU
2016-02,
“Leases,” and related accounting standard updates. The core principle of the new lease accounting standard is that a lessee should recognize the assets and liabilities that arise from leases, including operating leases, in the statement of financial position. On January 1, 2022, the Company adopted ASC 842, Leases, on a modified retrospective basis and did not restate comparative prior periods. As of the date of adoption, the Company had only short-term leases which were not impacted by ASC 842, therefore, the Company did not elect any of the practical expedients. During the year ended December 31, 2022, the Company commenced three new leases, and its Right of use (“ROU”) assets and associated Lease liability and Long-term lease liability balances were $3,241,705, $347,131 and $2,058,734, respectively. See Note 7 for further details.
The Company adopted ASU
2016-13,
Measurement of Credit Losses on Financial Instruments, on January 1, 2022. ASU
2016-13
replaced the incurred loss approach with an expected loss model for instruments measured at amortized cost. The new accounting pronouncement did not have a material impact on the Consolidated Financial Statements due to the short duration of customers’ trade receivables. The Company does not have any available-for-sale
debt securities.
In August 2020, the FASB issued ASU
2020-06,
Debt—Debt with Conversion and Other Options
(Subtopic 470-20)
and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic
815-40).
ASU 2020-06
simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts in an entity’s own equity. ASU
2020-06
also amends the diluted earnings per share calculation for convertible instruments by requiring the use of the if-converted
method. The new standard is effective for
non-public
entities in fiscal years beginning after December 15, 2023, and interim periods within those years. The Company does not expect the adoption of this new accounting pronouncement to have a material impact on the Consolidated Financial Statements.
The Company expects it would qualify as an emerging growth company “EGC”, as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act). Under the JOBS Act, an EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.
3. Revenue
The Company’s net revenue was comprised of the following for the years ended December 31:

	2022	2021
Product net revenue	$15,975,783	$3,024,113
Service net revenue	—	380,000

Total net revenue	$15,975,783	$3,404,113

For the years ended December 31, 2022 and 2021, all sales were to customers in North America.
As of December 31, 2022 and 2021, gross accounts receivable from customers was $347,852 and $1,123,741, respectively, before allowances.
Deferred revenues consist of contract liabilities for advance payments received from customers for the Company’s products. Deferred revenues are classified as short-term and long-term based on the period in which revenues are expected to be recognized. As of December 31, 2022 and 2021, the Company had recorded $192,012 and $404,240, respectively, in accrued expenses and other current liabilities, with the long-term balances of $436,860 and $42,120, respectively, in other long-term liabilities, both as shown in the Consolidated Balance Sheets. The Company’s activity in deferred revenue was comprised of the following for the years ended December 31:

	2022	2021
Balance at beginning of period	$446,360	$86,654
Billings	16,158,295	3,792,319
Revenue recognized	(15,975,783)	(3,404,113)
Refunds	—	(28,500)

Balance at end of period	$628,872	$446,360

Estimated revenue expected to be recognized in future periods related to performance obligations that are unsatisfied at the end of the reporting period are as follows:

Year ending December 31,
2023	$203,200
2024	48,540
2025	48,540
2026	48,540
2027	48,540
Thereafter	231,512

Total deferred revenue	$628,872

4. Property and Equipment, net
Property and equipment, net, consist of the following as of:

	December 31,
	2022	2021
Computer	$12,321	$14,953
Office equipment	281,250	—
Machinery	523,050	50,910
Leasehold improvements	105,614	132,575
Construction in progress	737,131	393,052

Total property and equipment	1,659,366	591,490
Less accumulated depreciation and amortization	(237,073)	(92,028)

Property and equipment, net	$1,422,293	$499,462

Depreciation and amortization of property and equipment of $179,843 and $85,250, was recorded for the years ended December 31, 2022 and 2021, respectively. During the year ended December 31, 2022, leasehold improvements of $26,961 and accumulated depreciation of $7,426 were written off, as the Company determined the assets were impaired. As of December 31, 2022, the remaining net book value of leasehold improvements is $0. See also Note 7.
5. Indebtedness

a.	Convertible Notes Payable
During 2019, the Company issued $2,822,500 convertible promissory notes (“2019 Notes”) to investors, of which $2,717,500 were issued to management or significant equity investors. These 2019 Notes had a stated interest rate of 8% per annum, a two-year
maturity date and were convertible, at the holder’s sole option, into shares of preferred stock at variable conversion prices. The interest expense on the 2019 Notes during the years ended December 31, 2022 and 2021 was zero and $119,757, respectively. For the years ended December 31, 2022 and 2021, the discount accretion on the 2019 Notes was zero and $234,500, respectively, and is included within interest expense on the Consolidated Statement of Operations.
On July 19, 2021, the 2019 Notes with a principal amount of $2,822,500, along with accrued interest of $427,790, for a total of $3,250,290, were converted to preferred shares. This conversion of the 2019 Notes was through the Voluntary Conversion after First Anniversary feature of the 2019 Notes, which provided in the event the 2019 Notes do not convert into preferred stock in a Qualified Financing or
Non-Qualified
Financing, both as defined, or are repaid upon the maturity date or in a liquidity event, as defined, within 12 months, the 2019 Note holder has the option to convert the outstanding principal plus accrued and unpaid interest into shares of preferred stock. This voluntary conversion did not meet the definition of a derivative because there was no contractual or market mechanism to facilitate net settlement. The shares of preferred stock issued upon conversion were 808,582,252.
A liquidity event, for purposes of the 2019 Notes, is defined as (i) sale of more than 50% of the outstanding voting securities having the right to vote for the election of members of the Board of Directors, (ii) any reorganization, merger or consolidation, (iii) sale, lease or other disposition of all or substantially all of the assets of the Company, (iv) exclusive licensing of material intellectual property, or (v) dissolution or winding up of the Company.
The 2019 Notes included two embedded conversion features, for which ASC
815-15
required the Company to bifurcate and separately account for the conversion features as embedded derivatives and carry the embedded derivatives on its balance sheet at fair value and account for any unrealized changes in fair value as a component of the results of operations. The embedded conversion features were (1) Voluntary Conversion in a Qualified or
Non-Qualified
Financing, and (2) Mandatory Prepayment. The Voluntary Conversion in a Qualified Financing was at the election of the 2019 Note holder if the Company consummated, prior to maturity date or a liquidity event, as defined, sale of preferred stock with at least $4,000,000 in proceeds (“Qualified Financing”). The Voluntary Conversion in a
Non-Qualified
Financing was at the election of the 2019 Note holder if the Company consummated, prior to maturity date or a liquidity event, as defined, sale of preferred stock that did not constitute a Qualified Financing
(“Non-Qualified
Financing”). For each, the conversion price was the price per share equal to the lesser of (i) 80% of the applicable price per share paid by the purchasers of the preferred stock sold in a Qualified Financing or
Non-Qualified
Financing or (ii) an amount obtained by dividing (x) $20,000,000 by (y) the fully diluted capitalization of the Company. The Voluntary Conversion in a Qualified or
Non-Qualified
Financing would have been settled in a variable number of shares, accordingly it was evaluated as a redemption feature and met the definition of a derivative. Mandatory Prepayment was upon the occurrence of a liquidity event, as defined, whereby any outstanding principal and interest not converted into equity was due and payable immediately upon closing of the liquidity event, plus a 100% premium equal to the 2019 Notes’ principal. Both embedded conversion features contained a substantial premium, thus they are not clearly and closely related to the 2019 Notes and are redemption features which are bifurcated and separately accounted for as an embedded derivative.
During 2020, the fair value of the derivative liability decreased from $804,000 to zero as the factors underlying the bifurcated conversion features giving rise to the derivative treatment did not occur and were not contemplated to occur.
On December 23, 2022, the Company entered into an amended and restated securities purchase agreement (the “SPA”) with an executive of the SPAC (“SPAC Executive”) described in Note 1 above, which provides for the SPAC Executive’s obligation to provide funding to the Company up to a maximum amount of $8.5 million, provided that the Company has satisfied the conditions for closing under the SPA or the SPAC Executive has waived those conditions. Pursuant to the SPA, and subject to the closing of the financing arrangement, the Company will issue to the SPAC Executive one or more secured convertible promissory notes in the aggregate amount of up to a maximum of $8.5 million. The initial $5.0 million funding under the amended and restated securities purchase agreement with the SPAC Executive was received on December 30, 2022. Potential funding of up to an additional $3.5 million is subject to certain conditions. The notes issued bear interest at a simple rate of 14% per annum, payable quarterly in cash. Funding under the securities purchase agreement is subject to certain conditions.
The SPAC Executive Note is secured, and is payable in full 24 months following the issuance of the note. The SPAC Executive Note is senior to all current and future indebtedness of the Company, except it is subordinated to the Company Revolver and pari passu to certain Company stockholder debt. The note is also senior to certain Company stockholder debt; provided that such Company stockholder debt can be paid at maturity assuming no event of default has occurred under the SPAC Executive Note. If it is not converted in connection with the merger agreement described in Note 1 above, the SPAC Executive Note will be assumed by the new Electriq entity resulting from the merger.
The SPAC Executive has the right but not the obligation to convert the outstanding principal and unpaid accrued interest on the convertible note into common shares of the Company or its successor in interest in the event of (i) a future issuance of equity securities for the purpose of raising capital of up to $21.5 million; (ii) an acquisition of the Company or its successor, whether by asset purchase, merger or share purchase (an “Acquisition Transaction”); (iii) certain capital markets transactions, including IPO, direct listing, or SPAC-related transaction (a “Capital Markets Transaction”); or (iv) upon maturity if the SPAC Executive Note remains outstanding. Further, feature (v) states that if an Acquisition Transaction occurs before the repayment or conversion of the SPAC Executive Note into Conversion Shares, the Company will pay to the SPAC Executive at the closing of the Acquisition Transaction if the SPAC Executive elects not to convert the SPAC Executive Note in connection with such Acquisition Transaction an amount equal to any unpaid accrued interest plus two times the outstanding principal amount of the SPAC Executive Note. Other than at maturity, the conversion price is 95% of the relevant consideration per share. With respect to conversion at maturity, the price per share is to be obtained by dividing $275.0 million by the number of outstanding shares of common stock of the Company. SPAC Executive will be entitled to demand prepayment in cash in connection with any Capital Markets Transaction. The SPAC Executive Note will have events of default that are customary for similar instruments.

The Company has evaluated each of the features and has concluded that the Capital Market transaction is the most predominant outcome of all the possible features of this instrument, as the Company is currently in negotiations to enter into a SPAC transaction expected to close in the next three months. As consummation of a merger with a SPAC is in the Company’s control, management believes that ASC 480 is not applicable until the merger occurs. As the SPAC Executive Note is not accounted for under ASC 480, the Company continued its assessment to determine the nature of the host and the accounting for the embedded features under other relevant guidance. The SPAC Executive Note included one embedded conversion feature for which ASC 815 required the Company to bifurcate and separately account for the conversion feature as an embedded derivative, and carry the embedded derivative on its balance sheet at fair value and account for any unrealized changes in fair value as a component of the results of operations. Since feature (v) described above would include a large premium, it is not considered to be clearly and closely related to the debt host. The fair value of the derivative liability as of December 31, 2022 was de minimis, as the factors underlying the bifurcated conversion feature giving rise to the derivative treatment have a low probability of occurrence.
On November 2, 2021, the Company borrowed $2,000,000 bearing interest at 10% per annum. Interest expense of $33,472 was recorded in 2021 and added to the principal balance of the loan. The loan is repayable in twelve (12) monthly installments of $178,775, representing both interest and principal, beginning in January 2022. As of December 31, 2022 and December 31, 2021, the balance was $177,297 and $2,033,472, respectively.
In June 2022, the Company borrowed $11,200,000, of which $5,100,000 was borrowed from management or significant equity investors, bearing simple interest at 2%, accrued monthly. The loans are repayable in twelve (12) months. If prepayment is made at any time prior to the seven-month anniversary of the date of these loans, the amount owed shall be equal to 120% of the principal balance outstanding. If payment is made any time after the seven-month anniversary of these loans, the amount owed shall equal (i) the balance outstanding and all accrued interest, plus (ii) a one-time
prepayment fee equal to 6% of the balance outstanding. As of December 31, 2022, no repayments have been made under these loans.
The following summarizes the maturities of the loans and convertible note payable as of December 31, 2022:

2023	$11,377,297
2024	5,000,000

Total loans and convertible note payable	$16,377,297

c.	SAFE Notes
During the year ended December 31, 2021, the Company executed Simple Agreement for Future Equity (“SAFE”) arrangements. The SAFE notes are not mandatorily redeemable, nor do they require the Company to repurchase a fixed number of shares. The Company determined the SAFE notes contained a liquidity event provision that embodied an obligation indexed to the fair value of the Company’s equity shares and could require the Company to settle the SAFE obligation by transferring assets or cash. Accordingly, the Company recorded the SAFE notes as a liability under ASC 480 and re-measures
fair value at the end of each reporting period, with changes in fair value reported in operations.
The fair value of the SAFE notes was estimated using a probability weighted value method based on the total present value of cash flows, utilizing a 20% discount rate, plus the additional upside from the fixed price conversions for each of the scenarios. The unobservable inputs for the fixed price conversions were based on probabilities that the SAFE notes would convert upon a (i) financing, (ii) liquidity event due to a sale, and (iii) liquidity event from going public. The fixed price conversions under the various scenarios were calculated using the following assumptions:

	2022	2021
Term	0.3-2.0 years	1.0-2.0 years
Risk-free interest rate	4.36%-4.67%	0.09%-0.73%
Volatility	75%-85%	110%

In May through October 2021, the Company issued a series of SAFE notes for $8,906,788 to investors, of which $7,229,245 were issued to management or significant equity investors, which provide the investors with a right to obtain shares of preferred stock upon the occurrence of certain events. The fair value of the SAFE notes on the date of issuance was determined to equal the proceeds received by the Company. As of December 31, 2022 and December 31, 2021, these SAFE notes were fair valued at $22,750,000 and $12,938,000, respectively. For the years ended December 31, 2022 and December 31, 2021, the Company recorded losses of $9,812,000 and $3,781,212, respectively, within other expense in the Consolidated Statements of Operations related to fair value adjustments for these SAFE notes.
In November 2021, the Company issued a second series of SAFE notes for $16,300,000 to investors, of which $15,000,000 were issued to significant equity investors. Additionally, warrants to purchase shares of common stock were issued contemporaneous with several of these issued SAFE notes. These warrants provided the SAFE investors with the ability to obtain common shares of the Company equal to the amount of the SAFE investment divided by a defined exercise price. See Note 11. As of December 31, 2022 and December 31, 2021, these SAFE notes were fair valued at $28,850,000 and $18,060,000, respectively. For the years ended December 31, 2022 and December 31, 2021, the Company recorded losses of $10,790,000 and $2,010,000, respectively, within other expense in the Consolidated Statements of Operations related to fair value adjustments for these SAFE notes.

d.	SBA Loan
During 2020, the Company received a loan of $240,800 from the Small Business Administration (“SBA”), bearing interest at 1%. On May 28, 2021, the Company was notified of the full forgiveness of the principal and interest on this SBA loan and recognized a gain within other income in the Consolidated Statements of Operations for the year ended December 31, 2021.
6. Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consist of the following as of:

	December 31,
	2022	2021
Warranty reserve	$832,283	$1,029,862
Employee compensation and benefits	629,773	666,269
Deferred revenue	192,012	404,240
Accrued interest	1,961,477	—
Lease liability	347,131	—
Other accrued expenses and current liabilities	2,210,660	712,582

Accrued expenses and other current liabilities	$6,173,336	$2,812,953

Estimated costs related to product warranties are accrued at the time products are sold. In estimating its future warranty obligations, the Company considers various factors, including the Company’s historical warranty costs, warranty claim lag, and sales. The following table provides a reconciliation of the activity related to the Company’s warranty reserve for the years ended December 31:

	December 31,
	2022	2021
Balance at the beginning of period	$1,029,862	$1,042,015
Provision for warranty expense	320,535	383,613
Warranty costs paid	(518,114)	(395,766)

Balance at end of period	$832,283	$1,029,862

The provision for warranty expense is included within cost of goods sold in the Consolidated Statements of Operations.
7. Commitments and Contingencies

a.	Operating Leases
ROU assets and lease liabilities are recognized at the commencement of an arrangement where it is determined at inception a lease exists. ROU assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. These assets and liabilities are initially recognized based on the present value of lease payments over the lease term calculated using our incremental borrowing rate, unless the rate implicit in the lease is readily determinable. Lease assets also include any upfront lease payments made and exclude lease incentives. Lease terms include options to extend or terminate leases. For purposes of determining the lease term used in the measurement of operating lease ROU assets and operating lease liabilities, we include the non-cancelable
period of the lease together with those periods covered by the option to extend the lease if we are reasonably certain to exercise that option, the periods covered by an option to terminate the lease if we are reasonably certain not to exercise that option, and the periods covered by the option to extend (or to not terminate) the lease in which exercise of the option is controlled by the lessor. Lease expense for lease payments is recognized on a straight-line basis over the lease term. We have elected to separate lease and non-lease
components.
The Company leases various warehouse and office spaces under non-cancelable
lease agreements. Certain of these leases have renewal options, provide for future rent escalations and also oblige the Company to pay the cost of maintenance, insurance and property taxes. Leases with an initial term of 12 months or less are not recognized in the Consolidated Balance Sheets.
On January 1, 2022, the Company modified its existing
short-term
lease for warehouse and office space in California to extend the term and obtain additional warehouse space. The modification was accounted for as part of the adoption of ASC 842. This lease has 5 separate 1 year renewal options, of which the first three have been deemed to be reasonably certain of exercise and are considered in the ROU asset and corresponding lease liability. The total minimum lease payments committed over its 4 year non-cancelable
lease term is approximately $1.7 million. The discount rate used for this lease was the Company’s incremental borrowing rate of 19.0%, as an implicit rate is not readily determinable in the lease.
On January 19, 2022, the Company entered into a new lease in West Palm Beach, Florida for office space with approximately $1.4 million in total minimum lease payments committed over its
5-year
non-cancelable
lease term. There is an option to extend the lease for five more years; however, we are not reasonably certain to exercise this option, so the non-cancelable
lease term was determined to be 5 years. The lease commencement date was November 7, 2022 upon completion of certain improvements by the landlord. The discount rate used for this lease was the Company’s incremental borrowing rate of 19.0%, as an implicit rate is not readily determinable in the lease.
On September 23, 2022, the Company entered into a new
5-year
lease in Oxnard, California for warehouse and storage space with approximately $0.8 million in total minimum lease payments committed over its
5-year
non-cancelable
lease term. There is an option to extend the lease for two more years; however, we are not reasonably certain to exercise this option, so the non-cancelable
lease term was determined to be 5 years. The lease commencement date was on November 1, 2022 upon completion of certain improvements by the landlord. The discount rate used for this lease was the Company’s incremental borrowing rate of 19.0%, as an implicit rate is not readily determinable in the lease.

As of December 31, 2022, the weighted average remaining lease term for all leases was 4.2 years. Future annual minimum lease payments under operating leases as of December 31, 2022 were as follows:

2023	$769,250
2024	896,790
2025	923,680
2026	492,191
Thereafter	420,362

Total minimum payments	3,502,273
Less: amounts representing interest	1,096,408

Lease liability	$2,405,865

As of December 31, 2022, the Company has reported $347,131 of lease liability in accrued expenses and other current liabilities, and $2,058,734 in other long-term liabilities. Operating lease cost during the year ended December 31, 2022 was $717,502 and rent expense during the year ended December 31, 2021 was $240,821, of which $442,202 and $108,989 was included in cost of goods sold and $275,299 and $131,832 was included in general and administrative during the years ended December 31, 2022 and 2021, respectively, in the Consolidated Statements of Operations.

b.	Legal Claims
From time to time, the Company may be involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. These accruals are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. As of December 31, 2022, management believes any such matters would not be material to the Company’s financial position or annual results of operations.
8. Mezzanine Equity
On August 5, 2021, the Company increased the authorized shares of preferred stock, $0.001 par value, to 2,930,121,789 shares, which includes 2,121,539,537 shares of Seed Preferred, 210,977,985 shares of
Seed-1
Preferred, and 597,604,267 shares of
Seed-2
Preferred.
During the years ended December 31, 2022 and 2021, preferred stock warrants were exercised and 80,792,496 and 307,625,953 shares of Seed Preferred, respectively, were issued in exchange for proceeds of $693,000 and $4,506,998, respectively, as well as a reduction in warrants liability of $9,932,991 and $4,802,777, respectively, for a total of $10,625,991 and $9,309,775, respectively. On July 19, 2021, convertible notes with a principal amount of $2,822,500, along with accrued interest of $427,790, for a total of $3,250,290, were converted into 210,977,985 shares of
Seed-1
Preferred and 597,604,267 shares of
Seed-2
Preferred.
As of December 31, 2022 and 2021, the Company had 1,372,152,604 and 1,291,360,108 shares of Seed Preferred, respectively, 210,977,985 shares of
Seed-1
Preferred, and 597,604,267 shares of
Seed-2
Preferred that were issued and outstanding.
As of December 31, 2022 and 2021, the Company has recorded mezzanine equity at historical cost, which was $34,792,203 and $24,166,212, respectively. The fair value of mezzanine equity was calculated using significant unobservable inputs (Level 3), and as of December 31, 2022 and 2021, the fair value of mezzanine equity was estimated to be $304,205,838 and $166,138,367, respectively.

a.	Voting Rights
The shares of preferred stock include voting rights based on the number of shares of common stock the holders would receive upon conversion.

b.	Dividends
The holders of preferred stock are entitled to dividends, which shall accumulate on each outstanding share of preferred stock at the rate per annum of 8% of a base amount equal to the sum of (i) the initial conversion price of approximately $0.0117 per share of Seed Preferred, approximately $0.0023 per share of Seed-1
Preferred, and approximately $0.0046 per share of
Seed-2
Preferred, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the preferred stock (“Seed OIP”), and (ii) the amount of any previously accumulated and compounded dividends on such share. Dividends on preferred stock shall only be payable when declared by the Company’s Board of Directors, a dividend on Common Stock is declared, or conversion of the underlying preferred stock to common stock, none of which has occurred. Further, dividends shall be payable if a Deemed Liquidation Event occurs or upon an initial public offering resulting in at least $100,000,000 of gross proceeds, neither of which is deemed probable. During the years ended December 31, 2022 and 2021, dividends in the amount of $1,744,075 and $1,374,684, respectively, were accumulated. As of December 31, 2022 and 2021, the cumulative accumulated dividends were $4,666,663 and $2,922,588, respectively, which are not recognized in the Consolidated Statements of Changes in Stockholders’ Deficit, and Consolidated Balance Sheets.
Further, if the Company declares, pays or sets aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of common stock payable in shares of common stock), the holders of the preferred stock shall receive a dividend on each outstanding share of preferred stock in an amount at least equal to the sum of (i) the amount of the aggregate accumulate dividends not previously paid and (ii) an amount equal on a per-share
basis to the dividend declared, paid or set aside on shares of any other class or series of capital stock of the Company.

c.	Optional Conversion
Each share of preferred stock is convertible, at the option of the holder, at any time, and without payment of any additional consideration, into fully paid shares of the Company’s common stock. The conversion price is equal to the Seed OIP. The optional conversion feature is not required to be bifurcated from the preferred stock since the conversion feature into another form of equity is clearly and closely related to the preferred stock.

d.	Mandatory Conversion
Upon either (a) the closing of the sale of the Company’s common stock to the public for a price of at least $0.10 per share in an initial public offering that results in gross proceeds of at least $100,000,000 whereby the Company’s common stock is listed on the Nasdaq, the New York Stock Exchange, or another exchange approved by the Board of Directors, or (b) the occurrence of an event, specified by vote or written consent of (i) the holders of at least a majority of the outstanding shares of preferred stock and (ii) the Company’s largest preferred stockholder, then all outstanding shares of preferred stock shall automatically be converted into shares of common stock, at the then effective preferred stock conversion rate. The conversion price is equal to the Seed OIP. The mandatory conversion features are not required to be bifurcated from the preferred stock since the Company determined the nature of the host is equity-like and the conversion options would not require bifurcation.

e.	Liquidation Event
In the event of a liquidation, dissolution, or winding up of the Company, holders of preferred stock are entitled to be paid out of the assets of the Company available for distribution to its stockholders, or in the event of a

Deemed Liquidation Event, preferred stockholders are entitled to be paid out of the consideration payable to stockholders or out of Available Proceeds, both before any payment to holders of common stock and in an amount equal to the Seed OIP plus any accruing, but unpaid dividends (the “Seed PS Liquidation Preference”). As of December 31, 2022, the liquidation preference of Seed Preferred was $20,364,558,
Seed-1
Preferred was $545,276 and
Seed-2
Preferred was $3,089,035, for a total of $23,998,869. The carrying amount of preferred stock is greater than the Seed PS Liquidation Preference due to the warrant fair values which were added to the carrying amount of preferred stock upon exercise, partially offset by the accumulated dividends.
If upon such liquidation, dissolution, or winding up of the Company, or Deemed Liquidation Event, the assets of the Company available for distribution to its stockholders are not sufficient to satisfy the Seed PS Liquidation Preference, the holders of shares of preferred stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.
In the event of a liquidation, dissolution, or winding up of the Company, after satisfying the Seed PS Liquidation Preference, the holders of shares of the common stock shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, or, in the case of a Deemed Liquidation Event, the holders of shares of common stock shall be entitled to be paid out of the consideration payable to stockholders or out of the Available Proceeds in an amount equal to approximately $0.0117 per share (the “Common Stock Liquidation Amount”).
If upon any such liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, after satisfaction of the Seed PS Liquidation Preference, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of common stock the full amount to which they shall be entitled under the Common Stock Liquidation Amount, the holders of shares of common stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.
In the event of any liquidation, dissolution or winding up of the Company, after the payment in full of the Seed PS Liquidation Preference and the Common Stock Liquidation Amount the remaining assets of the Company available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of preferred pursuant to the Seed PS Liquidation Preference and the holders of shares of common stock pursuant to the Common Stock Liquidation Amount or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of the shares of preferred stock and common stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to common stock immediately prior to such liquidation, dissolution or winding up of the Company.

f.	Deemed Liquidation Event
Deemed Liquidation Events are defined as (1) a merger or consolidation, (2) the sale, lease, transfer, exclusive license or other disposition, whether in a single or series of related transactions, of substantially all the assets of the Company taken as a whole, (3) the sale or transfer by the Company or its stockholders of more than 50% of the voting power of the Company in a single or series of related transactions other than in a transaction or series of transactions effected by the Company primarily for financing purposes.
In the event of a Deemed Liquidation Event involving a consolidation or a transfer of substantially all the assets of the Company, if the Company does not effect a dissolution of the Company under the law within ninety (90) days after such Deemed Liquidation Event, then (i) the Company shall send a written notice to each holder of preferred stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of preferred stock, and (iii) if the holders of at least a majority of the then outstanding shares of preferred stock so request in a written instrument delivered to the Company not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Company shall use the consideration received by the Company for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Company), together with any other assets of the Company available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (“Available Proceeds”), on the 150th day after such Deemed Liquidation Event, to redeem all outstanding shares of preferred stock in accordance with the liquidation preference noted below.
If the Deemed Liquidation Event results in a liquidation, dissolution, or winding up of the Company, the consideration shall be allocated to the preferred and common stockholders in accordance with the terms of the Certificate of Incorporation applicable to the respective liquidation event. The preferred stockholders, through their representation on the Board of Directors, Deemed Liquidation Event provisions, and liquidation and dissolution provisions, could elect to liquidate the Company in a Deemed Liquidation Event, where net cash settlement could be required pursuant to the articles of the Certificate of Incorporation and therefore, redemption of the preferred stock would be considered outside of the Company’s control and its common stockholders. While the Certificate of Incorporation states that preferred stockholders and common stockholders are entitled to be paid out of the consideration payable or out of Available Proceeds, holders of each class of shares may not always be entitled to the same form of consideration. The preferred stockholders could force the preferred shares to be redeemed upon the occurrence of a Deemed Liquidation Event, including change of control or merger, that is not solely within the control of the Company. Consequently, the preferred stock has been classified in Mezzanine Equity.
9. Stockholders’ Deficit

a.	Common Stock
On August 5, 2021, the Company increased the authorized shares of common stock, $0.0001 par value, to 3,600,000,000 shares.

b.	Stock Options
On September 27, 2015, the Company’s Board of Directors authorized and approved the adoption of the 2015 Equity Incentive Plan effective January 29, 2016. Subsequently, the plan was amended, the most recent of which was on March 12, 2020, allowing an aggregate of 360,917,134 shares to be issued. The plan shall terminate ten years after the plan’s adoption by the Board of Directors. As of December 31, 2022, an aggregate of 409,184,688 stock options were granted to date, 51,899,314 shares have been forfeited or expired to date and are included in the shares available to be granted and an aggregate total of 5,911,348 shares are still available to be granted under the plan.
During the years ended December 31, 2022 and 2021, the Board of Directors approved the grant of 78,056,991 and 150,624,337 stock options, respectively, to the Company’s employees, executives and consultants valued at $6,307,463 and $5,820,971, respectively, or an average of $0.0808 and $0.0386 per share, respectively. The term of the options is approximately ten years, and the vesting period ranges from fully vested on the grant date to four years.

In applying the Black-Scholes option pricing model, the Company used the following assumptions during:

	2022	2021
Risk-free interest rate	1.43%-4.08%	0.66%-1.26%
Expected term (years)	5.21-6.25	6.25
Expected volatility	71.65%-73.53%	73.03%
Expected dividends	0.00	0.00
The following table summarizes the stock option activity for the years ended December 31, 2022 and 2021:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)
Outstanding at January 1, 2021	117,281,148	$0.0039	9.1
Grants	150,624,337	$0.0060	10.0
Exercised	(140,067,000)	$0.0048	8.9
Forfeited	(10,677,415)	$0.0046	8.9
Outstanding at December 31, 2021	117,161,070	$0.0054	9.2
Grants	78,056,991	$0.0073	10.0
Exercised	(24,713,199)	$0.0054	8.7
Forfeited	(14,143,750)	$0.0031	8.6
Expired	(4,491,496)	$0.0044	7.9

Outstanding at December 31, 2022	151,869,616	$0.0064	8.8

The following table presents information relating to stock options as of December 31, 2022:

Options Outstanding			Options Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Life (years)	Exercisable Number of Options	Weighted Average Remaining Life (years)
$0.001	1,200,000	4.0	1,200,000	4.0
$0.004	15,872,586	7.4	11,902,759	7.3
$0.006	73,840,039	8.5	56,944,205	8.4
$0.0071	60,456,991	9.7	—	—
$0.07	500,000	10.0	—	—

Totals	151,869,616	8.8	70,046,964	8.2

As of December 31, 2022, 23,514,271 stock options had been exercised, but had not yet vested. If the option holder leaves, the Company has the right to purchase back all unvested exercised options at the initial exercise price, which as of December 31, 2022 would be $137,887. As of December 31, 2022 and 2021, there were 105,636,923 and 70,615,428 unvested shares, respectively, with a weighted average grant date fair value of $0.0656 and $0.0226 per share, respectively.

The following table presents information relating to stock options as of December 31, 2021:

Options Outstanding			Options Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Life	Exercisable Number of Options	Weighted Average Remaining Life
$0.0001	1,511,459	5.1	1,511,459	5.1
$0.004	29,134,572	8.4	11,096,531	8.4
$0.006	86,515,039	9.5	53,069,947	9.5

Totals	117,161,070	9.2	65,677,937	9.2

The stock-based compensation expense related to option grants was $2,300,619 and $4,430,508 during the years ended December 31, 2022 and 2021, respectively, and is included in general and administrative in the Consolidated Statements of Operations. As of December 31, 2022, the remaining stock-based compensation expense related to unvested option grants was $5,346,326, which is expected to be recognized over a weighted average remaining period of 1.9 years.
As of December 31, 2022 and 2021, the aggregate intrinsic value of stock options outstanding and stock options exercisable was $14,319,711 and $5,052,057, respectively, and $6,662,522 and $2,824,923, respectively. For the years ended December 31, 2022 and 2021, the total intrinsic value of the stock options exercised was $1,823,042 and $4,442,539, respectively.
The Company and its Chief Executive Officer (CEO) have an agreement whereby the CEO is protected from dilution arising from the issuance of stock or convertible loans. The CEO’s ownership percentage is to remain at 6%. As of December 31, 2022, all required shares have been issued to the CEO in accordance with this agreement.
10. Warrants
The Company uses the guidance in ASC 480 to determine its accounting for warrants. The valuation of the warrant liabilities, both preferred stock warrants and common stock warrants, was made using the option-pricing method and the following assumptions as of December 31:

	2022	2021
Term	0.3-2.0 years	2.0 years
Risk-free interest rate	4.4%-4.7%	0.7%
Volatility	75%-85%	110%

a.	Common Stock
Common stock warrants allow the holder to purchase common stock. The common stock warrants are classified as liabilities under ASC 480 as they have the right to purchase common shares of the Company for a variable number of shares.
In connection with the issuance of certain SAFE notes in 2021, the Company contemporaneously issued warrants to purchase shares of common stock. These warrants are exercisable any time after issuance and have a life of 2 years from the date of issuance. These warrants provide the respective SAFE investors with the ability to obtain a variable number of common shares of the Company equal to the amount of the SAFE investment divided by a defined exercise price. The Company recorded the warrants as a liability under ASC 480 and re-measured
the fair value at the end of the reporting period, with changes in fair value reported in operations. As of December 31, 2022 and 2021, the fair value of the common stock warrants was $14,114,411 and $6,502,538, respectively. During the year ended December 31, 2022, none of the common stock warrants were exercised. As of

December 31, 2022, the common stock warrants were convertible into 278,076,506 shares of common stock. For the years ended December 31, 2022 and December 31, 2021, the Company recorded losses of $7,611,873 and $6,502,538, respectively, within other expense in the Consolidated Statements of Operations related to fair value adjustments for common stock warrants.

b.	Preferred Stock
Preferred stock warrants allow the holder to purchase Seed Preferred stock. The preferred stock warrants are classified as liabilities under ASC 480 as the underlying shares into which the warrant is exercisable are contingently redeemable and classified as mezzanine equity.
During 2018 and prior, the Company issued warrants to purchase shares of its Seed Preferred stock to lenders as part of various financing agreements (“Financing Warrants”). The Financing Warrants were exercisable any time after issuance and had a life of 1-3
years from the date of issuance. During the year ended December 31, 2021, Financing Warrants were exercised and 306,720,859 shares of Seed Preferred stock were issued at a weighted average exercise price of $0.0147, respectively. These Financing Warrants were fully exercised in 2021.
During June 2019, the Company issued warrants to purchase shares of its Seed Preferred stock to existing investors for assistance in fundraising. The warrants were exercisable any time after issuance and had a life of 3 years from the date of issuance. As of December 31, 2021, there were warrants outstanding to purchase 80,302,455 shares of Seed Preferred stock, of which such warrants outstanding were to purchase 78,274,615 shares of Seed Preferred stock were held by significant equity investors, with an exercise price of $0.0074 per share and able to purchase an equivalent number of shares of Seed Preferred stock. During the years ended December 31, 2022 and 2021, warrants were exercised and 80,792,496 and 905,094 shares, respectively, of Seed Preferred stock were issued. The warrants were fully exercised in 2022.
For the years ended December 31, 2022 and 2021, the Company recorded losses of $3,515,845 and $9,649,489, respectively, within fair value adjustments in the Consolidated Statements of Operations related to fair value adjustments for preferred stock warrants and expired warrants. During 2022 and 2021, the number of shares of Seed Preferred stock to be received upon exercise of warrants was variable, changing based upon the number of shares of common stock then issued and issuable upon conversion of Seed Preferred.
Changes in Seed Preferred stock issuable under warrants activity for the years ended December 31, 2022 and 2021 was as follows:

Seed Preferred Stock Issuable
Outstanding at January 1, 2021	343,879,583
Exercised	(307,625,953)
Remeasurement	44,048,825

Outstanding at December 31, 2021	80,302,455
Exercised	(80,792,496)
Remeasurement	490,041

Outstanding at December 31, 2022	0

11. Fair Value
As of December 31, 2022 and 2021, the Company had financial instruments which were measured at fair value on a recurring basis using significant unobservable inputs (Level 3). Significant changes in the inputs could result in a significant change in the fair value measurements. See each respective footnote for information on the assumptions used in calculating the fair value of financial instruments. The following table sets forth the

Company’s financial instruments that were measured at fair value using Level 3 inputs on a recurring basis for the years ended December 31, 2022 and 2021:

	Preferred Stock Warrant Liabilities	Common Stock Warrant Liabilities	SAFE Notes	Total
Balance at January 1, 2021	$1,570,433	$—	$—	$1,570,433
Cash received	—	—	25,206,788	25,206,788
Changes in fair value included in operations	9,649,489	6,502,538	5,791,212	21,943,239
Warrants exercised	(4,802,776)	—	—	(4,802,776)
Warrants expired	—	—	—	—

Balance at December 31, 2021	$6,417,146	$6,502,538	$30,998,000	$43,917,684
Cash received	—	—	—	—
Changes in fair value included in operations	3,515,845	7,611,873	20,602,000	31,729,718
Warrants exercised	(9,932,991)	—	—	(9,932,991)

Balance at December 31, 2022	$—	$14,114,411	$51,600,000	$65,714,411

There were no transfers into or out of Level 3 financial instruments during the years ended December 31, 2022 and 2021.
12. Income Taxes
The loss before income taxes consisted of the following for the years ended:

	December 31,
	2022	2021
United States	$(52,349,259)	$(35,758,403)
Foreign	—	5,164

Loss before income taxes	$(52,349,259)	$(35,753,239)

The Company did not incur income tax expense for the years ended December 31, 2022 and 2021. The difference between actual tax expense and the tax expense which would be expected by applying the federal statutory rate of 21 percent to the loss before income taxes is primarily due to the following for the years ended December 31:

	2022	2021
Income tax at federal statutory rate	$(10,993,344)	$(7,508,180)
State income tax, net of federal income tax impact	1,027	(686,317)
Valuation allowance change	5,650,994	2,979,251
Warrant liabilities	2,336,820	3,391,926
Fair value adjustments—SAFE notes	4,326,420	1,216,155
Other	(1,321,917)	607,165

Income tax expense	$—	$—

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effect of the significant components of the Company’s deferred tax assets and liabilities consist of the following as of:

	December 31,
	2022	2021
Net operating loss carryforwards	$10,291,943	$6,079,301
Stock compensation	493,494	437,598
Warranty reserve	235,025	279,992
Lease liability	679,384	—
Research and development costs	837,640	—
Research and development credit carryforwards	368,939	—
Inventory reserve	275,858	—
Accrued expenses	255,189	—
Other, net	47,874	122,048

Total deferred tax assets	13,485,346	6,918,939

Right-of-use asset	(915,413)	—

Total deferred tax liabilities	(915,413)	—

Less: Valuation allowance	(12,569,933)	(6,918,939)

Net deferred tax asset	$—	$—

As of December 31, 2022 and 2021, the Company has federal net operating loss carryforwards of $37,102,613 and $22,499,629, respectively, and state net operating loss carryforwards of $37,074,648 and $20,472,559, respectively. Portions of these carryforwards will begin to expire in 2034; federal net operating loss carryforwards generated in 2018 and forward will not expire. Pursuant to Section 382 of the Internal Revenue Code, the utilization of the Company’s federal net operating loss carryforwards may be limited in the event it is determined a cumulative change in ownership of more than 50% occurs within a three-year period.
The Company is subject to taxation in the United States and various states and foreign jurisdictions. In the normal course of business, the Company is subject to examinations by taxing authorities in these jurisdictions. For U.S. federal purposes, tax years 2018 and forward remain subject to examination, and for state income tax purposes, tax years 2017 and forward remain subject to examination.
The Company has evaluated the realizability of its deferred tax assets and based on an evaluation of all available evidence, both objective and subjective, it has concluded that presently it is more likely than not that the deferred tax assets will not be utilized in the foreseeable future. Therefore, a full valuation allowance was established against the deferred tax assets as of December 31, 2022 and 2021.
On March 27, 2020, the CARES Act was signed into law in response to the
COVID-19
pandemic. The CARES Act provides numerous tax provisions and stimulus measures, including temporary changes regarding the prior and future utilization of net operating losses, temporary changes to the prior and future limitations on interest deductions, and technical corrections from prior tax legislation for tax depreciation of certain qualified improvement property. The Company evaluated the impact of the CARES Act, and it did not have a material impact on the Company’s consolidated financial statements.

13. Subsequent Events
The Company has evaluated all subsequent events through March 6, 2023, the date the consolidated financial statements were available to be issued and noted the following items requiring disclosure.
Subsequent to December 31, 2022, through the date of this report, the Company issued 937,500 shares of common stock in exchange for $5,625.

Annex A

Execution Version

MERGER AGREEMENT

by and among

TLG ACQUISITION ONE CORP.,

EAGLE MERGER CORP.

and

ELECTRIQ POWER, INC.

Dated as of November 13, 2022

Annex A-2

Annex A-3

Annex A-4

Exhibit A – Form of Sponsor Agreement
Exhibit B – Form of Support Agreement
Exhibit C – Form of Lock-Up Agreement
Exhibit D – Parent A&R Charter
Exhibit E – Parent A&R Bylaws
Exhibit F – Form of A&R Registration Rights Agreement
Exhibit G – Form of Stockholders’ Agreement

Annex A-5

MERGER AGREEMENT

This MERGER AGREEMENT (as amended, modified or supplemented from time to time, this “Agreement”) is made and entered into as of November 13, 2022, by and among TLG Acquisition One Corp., a Delaware corporation (“Parent”), Eagle Merger Corp., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and Electriq Power, Inc., a Delaware corporation (the “Company”). Parent, Merger Sub and the Company are sometimes referred to individually as a “Party” and collectively as the “Parties.” Except as otherwise indicated, capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in Appendix A of this Agreement.

RECITALS

WHEREAS, upon the terms and subject to the conditions of this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), the Parties intend to enter into a business combination transaction by which Merger Sub will merge with and into the Company (the “Merger”), with the Company being the surviving entity of the Merger (“Surviving Corporation”) and a wholly owned subsidiary of Parent, in exchange for the Company’s stockholders receiving the consideration set forth in Article I of this Agreement;

WHEREAS, the parties hereto intend that the Merger will constitute a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder (the “Intended Tax Treatment”), and that this Agreement be, and hereby is, adopted as a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Section 1.368-2(g);

WHEREAS, the respective boards of directors of each of Parent, Merger Sub and the Company have (i) determined that it is advisable and in the best interests of each of Parent, Merger Sub and the Company and their respective stockholders to enter into this Agreement and the documents contemplated hereby, (ii) approved the execution and delivery of this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, and (iii) each of Parent, Merger Sub and the Company recommended the adoption and approval of this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby by their respective stockholders;

AGREEMENT

NOW THEREFORE, in consideration of the premises and mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the Parties agree as follows:

ARTICLE 1

THE MERGER AND RELATED MATTERS

Section 1.1    The Merger. At the Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the DGCL, Merger Sub shall merge with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation after the Merger. The Merger will be consummated immediately upon the filing of a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, or upon such other time and date as agreed by the Parties and set forth in the Certificate of Merger, pursuant to the DGCL (the “Effective Time”). The effect of the Merger will be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of the Merger and without any further action on the part of the Parties or the

Annex A-6

Company Stockholders, all of the property, rights, privileges, powers, franchises, debts, liabilities, and duties of Merger Sub and the Company shall vest in the Company as the Surviving Corporation following the Merger. The Parties intend that this Agreement shall constitute a “plan of merger” for all purposes under the DGCL.

Section 1.2    Governing Documents. At the Effective Time and subject to the terms and conditions of this Agreement, the Charter Documents of Merger Sub will become the Charter Documents of the Surviving Corporation until thereafter amended as provided therein or by applicable Law, except that the name of the Surviving Corporation will be “ELIQ.”

Section 1.3    Effect on Securities. Subject to the terms and conditions of this Agreement, by virtue of the Merger and without any further action on the part of the Parties or the Company Stockholders, the following shall occur prior to or at the Effective Time:

(a)    Conversion of Company Preferred Stock and Company Convertible Instruments. Immediately prior to the Effective Time, (i) the holders of Company Preferred Stock shall exchange all of their issued and outstanding shares of Company Preferred Stock for shares of Company Common Stock at the applicable conversion ratio as set forth in the Company Charter Documents (the “Company Preferred Stock Conversion”) and (ii) the holders of Company Convertible Instruments shall convert all of their rights to receive Company Common Stock pursuant to the Company Convertible Instruments for shares of Company Common Stock at the applicable conversion ratio as set forth in the Company Convertible Instruments (the “Company Convertible Instrument Conversion”). Following the Company Preferred Stock Conversion, all of the shares of Company Preferred Stock shall be canceled or terminated, as applicable, shall no longer be outstanding and shall cease to exist, no payment or distribution shall be made with respect thereto and each holder of Company Preferred Stock shall thereafter cease to have any rights with respect to such securities. Following the Company Convertible Instrument Conversion, all Company Convertible Instruments shall be canceled or terminated, as applicable, shall no longer be outstanding and shall cease to exist, no payment or distribution shall be made with respect thereto and each holder of Company Convertible Instruments shall thereafter cease to have any rights with respect to such securities.

(b)    Conversion of Company Common Stock. At the Effective Time, each share of Company Common Stock (after giving effect to the Company Preferred Stock Conversion and the Company Convertible Instrument Conversion, but excluding the Excluded Shares and Dissenting Shares, if any), issued and outstanding as of immediately prior to the Effective Time shall be automatically canceled and extinguished and converted into the right to receive (i) the Per Share Cash/Stock Consideration or the Per Share Stock Consideration pursuant to the election described in Section 1.3(c) and (ii) the Per Share Reserve Consideration.

(c)    Election. Each Company Stockholder (after giving effect to the Company Convertible Instrument Conversion and any exercise or conversion of any other Company Convertible Security prior to the Election Deadline) (each such Company Stockholder, an “Electing Stockholder”) shall have the right, subject to the limitations set forth in this Agreement, to elect whether to receive a portion of its consideration in cash (a “Cash Election”) or to receive its consideration solely in Parent Class A Common Stock (a “Stock Election” and any Cash Election or Stock Election shall be referred to herein as an “Election,”) in accordance with the following procedure:

(i)    Each Electing Stockholder that makes a Cash Election shall receive the Per Share Cash/Stock Consideration and the Per Share Reserve Consideration.

(ii)    Each Electing Stockholder that makes a Stock Election shall receive the Per Share Stock Consideration and the Per Share Reserve Consideration.

(iii)    The Company shall prepare a form reasonably acceptable to the Parent (the “Form of Election”) to be included with or accompany the Letter of Transmittal, so as to permit each Electing Stockholder to exercise its right to make an Election.

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(iv)    The Company (A) shall initially make available the Form of Election as soon as reasonably practicable after the SEC Approval Date and (B) following such date, shall use all reasonable efforts to make available as promptly as possible a Form of Election to any Electing Stockholder who requests such Form of Election prior to the Election Deadline. The time period between the date when the Form of Election is first made available and the Election Deadline is referred to herein as the “Election Period.”

(v)    Any Election shall have been made properly only if the Exchange Agent shall have received, during the Election Period, a Form of Election properly completed and executed (including duly executed Letter of Transmittal materials included with or accompanying the Form of Election) and all requirements under Section 1.4 have been fulfilled. If the Company receives a Form of Election during the Election Period, the Company shall promptly deliver such Form of Election to the Exchange Agent.

(vi)    Any Electing Stockholder may, at any time during the Election Period, revoke or change his, her or its Election by written notice received by the Exchange Agent prior to the Election Deadline. In the event a Form of Election is revoked prior to the Election Deadline by an Electing Stockholder, such Electing Stockholder shall automatically be subject to a Stock Election, except to the extent a subsequent Election is properly made. In the event a Form of Election is not received during the Election Period from an Electing Stockholder, such Electing Stockholder shall automatically be subject to a Stock Election.

(vii)    Subject to the terms of this Agreement and the Form of Election, the Exchange Agent in consultation with the Company shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing the validity of the Forms of Election and compliance by any Electing Stockholder with the Election procedures set forth herein. None of the Company, Parent, Exchange Agent or other Person shall be under any obligation to notify any Electing Stockholder or any other Person of any defect in a Form of Election.

(d)    Company Stock Options.

(i)    Substitute Options.

(i)    Each option exercisable for shares of Company Common Stock then outstanding under the Company Equity Plan (“Company Stock Option”), whether vested or unvested, will be assumed by Parent and automatically be converted into (A) an option to purchase shares of Parent Class A Common Stock (“Substitute Options”) as set forth below and (B) Reserve Consideration Option. Each Substitute Option will be subject to the terms and conditions of the Parent Plan and will continue to have, and be subject to, the same terms and conditions set forth in the applicable documents evidencing the terms of the Company Stock Option (including any applicable incentive plan and stock option agreement or other document evidencing such Company Stock Option) immediately prior to the Closing, including any repurchase rights or vesting provisions, except that (i) each Substitute Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Class A Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Stock Option immediately prior to the Closing multiplied by the Exchange Ratio multiplied by the Assumed Percentage, rounded down to the nearest whole number of shares of Parent Class A Common Stock and (ii) the per share exercise price for the shares of Parent Class A Common Stock issuable upon exercise of such Substitute Option will be equal to the quotient determined by dividing (A) the exercise price per share of Company Common Stock at which such Company Stock Option was exercisable immediately prior to the Closing by (B) the Exchange Ratio. The Company shall take no action, other than those actions contemplated by this Agreement, that will cause or result in the accelerated vesting of the assumed Company Stock Options. Each Substitute Option shall be vested immediately following the Closing as to the same percentage of the total number of shares subject thereto as the Company Stock Option was vested

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as to immediately prior to the Closing. As soon as reasonably practicable following the Closing Date, Parent will use commercially reasonable efforts to issue to each Person who holds a Substitute Option a document evidencing the foregoing assumption of such Company Stock Option by Parent.

(ii)    In connection with the assumption of Company Stock Options pursuant to this Section 1.3(d), the Company and Parent shall cause Parent to assume the Company Equity Plan as of the Effective Time and all then remaining shares of Company Common Stock available for issuance under the Company Equity Plan shall automatically be canceled.

(iii)    Prior to the Closing, the Company shall take, or cause to be taken, all necessary or appropriate actions under the Company Equity Plan (and the underlying grant, award or similar agreements) or otherwise to give effect to the provisions of this Section 1.3(d).

(ii)    Reserve Consideration Option. In addition to the Substitute Options, each holder of Company Stock Options will receive an option to purchase shares of Parent Class A Common Stock (a “Reserve Consideration Option”) as such individual’s applicable pro rata portion of the Reserve Consideration. Each Reserve Consideration Option will be subject to the terms and conditions of the Parent Plan and will continue to have, and be subject to, the same terms and conditions set forth in the applicable documents evidencing the terms of the Company Stock Option (including any applicable incentive plan and stock option agreement or other document evidencing such Company Stock Option) immediately prior to the Closing, including any repurchase rights or vesting provisions, except that (i) each Reserve Consideration Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Class A Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Stock Option immediately prior to the Closing multiplied by the Exchange Ratio multiplied by the Reserve Percentage, rounded down to the nearest whole number of shares of Parent Class A Common Stock and (ii) the per share exercise price for the shares of Parent Class A Common Stock issuable upon exercise of such Reserve Consideration Option will be equal to the quotient determined by dividing (A) the exercise price per share of Company Common Stock at which such Company Stock Option was exercisable immediately prior to the Closing by (B) the Exchange Ratio. In addition to (and not in lieu of) the vesting conditions to which the applicable Company Stock Option was subject immediately prior to the Closing, each Reserve Consideration Option shall only become vested (or eligible to vest), if at all, with respect to a percentage of the total number of shares subject to the Reserve Consideration Option equal to the percentage of the Reserve Consideration that is released to Pre-Closing Holders as compared to the maximum total Reserve Consideration of 4,500,000 shares of Parent Class A Common Stock.

(e)    Company Warrants.

(i)    Assumed Warrant. Each warrant to purchase Company Capital Stock (whether vested or unvested) that is issued and outstanding immediately prior to the Effective Time (the “Company Warrants”) shall be assumed by Parent and automatically converted into (A) a warrant for shares of Parent Class A Common Stock (each, an “Assumed Warrant”) as set forth below and (B) a Reserve Consideration Warrant. Each Assumed Warrant will be subject to the same terms and conditions as the Company Warrant, except that (i) each Assumed Warrant will be exercisable for that number of whole shares of Parent Class A Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Warrant immediately prior to the Closing multiplied by the Exchange Ratio multiplied by the Assumed Percentage, rounded up or down to the nearest whole number of shares of Parent Class A Common Stock; (ii) the per share exercise price of the share of Parent Class A Common Stock issuable upon exercise of such Assumed Warrant will be equal to the quotient determined by dividing (A) the exercise price per share of Company Common Stock at which such Assumed Warrant was exercisable immediately prior to the Closing by (B) the Exchange Ratio; and (iii) be subject to the same vesting schedule as the applicable Company

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Warrant. Parent shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Assumed Warrants remain outstanding, a sufficient number of shares of Parent Class A Common Stock for delivery upon the exercise of such Assumed Warrant. As soon as reasonably practicable following the Closing Date, Parent will use commercially reasonable efforts to issue to each Person who holds an Assumed Warrant a document evidencing the foregoing assumption of such Company Warrant by Parent.

(ii)    Reserve Consideration Warrant. In addition to the Assumed Warrants, each holder of Company Warrants will receive a warrant to purchase shares of Parent Class A Common Stock (a “Reserve Consideration Warrant”) as such individual’s applicable pro rata portion of the Reserve Consideration. Each Reserve Consideration Warrant will continue to have, and be subject to, the same terms and conditions set forth in the applicable documents evidencing the terms of the Company Warrant, except that (i) each Reserve Consideration Warrant will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Class A Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Warrant immediately prior to the Closing multiplied by the Exchange Ratio multiplied by the Reserve Percentage, rounded down to the nearest whole number of shares of Parent Class A Common Stock and (ii) the per share exercise price for the shares of Parent Class A Common Stock issuable upon exercise of such Reserve Consideration Warrant will be equal to the quotient determined by dividing (A) the exercise price per share of Company Common Stock at which such Company Warrant was exercisable immediately prior to the Closing by (B) the Exchange Ratio. In addition to (and not in lieu of) the vesting conditions to which the applicable Company Warrant was subject immediately prior to the Closing, each Reserve Consideration Warrant shall only become vested (or eligible to vest), if at all, with respect to a percentage of the total number of shares subject to the Reserve Consideration Warrant equal to the percentage of the Reserve Consideration that is released to Pre-Closing Holders as compared to the maximum total Reserve Consideration of 4,500,000 shares of Parent Class A Common Stock.

(f)    Cancellation of Treasury and Parent-Owned Shares. Each share of Company Capital Stock held by the Company or Parent or any direct or indirect wholly owned Subsidiary of any of the foregoing immediately prior to the Effective Time (collectively, the “Excluded Shares”) shall be canceled and extinguished without any conversion or payment in respect thereof.

(g)    Adjustments. The Parent Class A Common Stock, including without limitation all definitions in this Agreement based on shares of Parent Class A Common Stock (including without limitation the definition of Exchange Ratio, Assumed Percentage and Reserve Percentage), issuable pursuant to this Section 1.3 shall be equitably adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into, or exercisable or exchangeable for, Parent Class A Common Stock), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Parent Class A Common Stock occurring on or after the date hereof and prior to the Effective Time.

(h)    Fractional Shares; Rounding of Cents. No fraction of a share of Parent Class A Common Stock will be issued by virtue of the Merger, and each holder of Company Capital Stock who would otherwise be entitled to a fraction of a share of Parent Class A Common Stock at any time the Parent Class A Common Stock is distributed to any such Person pursuant to this Agreement (after aggregating all fractional shares that otherwise would be received by such holder in connection with such distribution) shall receive from Parent, in lieu of such fractional share: (i) one share of Parent Class A Common Stock if the aggregate amount of fractional shares of Parent Class A Common Stock such holder of Company Capital Stock would otherwise be entitled to is equal to or exceeds 0.50; or (ii) no shares of Parent Class A Common Stock if the aggregate amount of fractional shares of Parent Class A Common Stock such holder of Company Capital Stock would otherwise be entitled to is less than 0.50. Each holder of Company Capital Stock who would otherwise be entitled to a fraction of a cent shall

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(after aggregating all fractions of cents that otherwise would be received by such holder in connection with such payment), in lieu of such fraction, have such fraction of a cent rounded down to the next whole cent.

(i)    Conversion of Merger Sub Stock into Stock of the Surviving Corporation. Each share of capital stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers, preferences, and privileges as the shares so converted.

(j)    No Further Ownership Rights. Until surrendered as contemplated by Section 1.4, the Company Capital Stock shall be deemed, from and after the Closing, to represent only the right to receive the consideration set forth in this Section 1.3 and any dividends or other distributions as contemplated by Section 1.3(g). If, after the Closing, any of the Company’s securities are presented to Parent or the Company for any reason, they shall be canceled and exchanged as provided in this Agreement.

(k)    Allocation Schedules.

(i)    [Reserved]

(ii)    The Company acknowledges and agrees that the Closing Merger Consideration and Reserve Consideration are being allocated among the Pre-Closing Holders pursuant to the schedule set forth on Schedule 1.3(j)(ii) (the “Company Allocation Schedule”). The Company Allocation Schedule reflects the information therein as of the date hereof and will be updated and delivered by the Company to Parent at least three (3) Business Days prior to the anticipated Closing Date. In each case, the Company agrees that the allocation among the Company Stockholders shown thereof is and will be in accordance with the Charter Documents of the Company and applicable Law. In addition, the Company Allocation Schedule (A) will set forth as of the date at least three (3) Business Days prior to the anticipated Closing Date (1) the mailing addresses for each Pre-Closing Holder, (2) the number of shares of Company Common Stock (giving effect to the Company Preferred Stock Conversion and the Company Convertible Instrument Conversion), and/or the number of Company Stock Options, Company Warrants and/or amount of Company Convertible Securities owned by each Pre-Closing Holder, (3) the amount of cash and the number of shares of Parent Class A Common Stock allocated to each Company Stockholder, (4) with respect to each Pre-Closing Holder of Company Stock Options, the number of shares of Parent Class A Common Stock subject to, and the exercise price per share of Parent Class A Common Stock of, each Substitute Option, (5) with respect to each Pre-Closing Holder of Company Warrants, the number of shares of Parent Class A Common Stock subject to, and the exercise price per share of Parent Class A Common Stock of, each Assumed Warrant, (6) with respect to each Pre-Closing Holder of Company Convertible Securities not included in clauses (4) and (5) above, the number of shares of Parent Class A Common Stock subject to such Assumed Convertible Security, (7) each Pre-Closing Holder’s applicable portion of the Reserve Consideration, including to the extent available, (I) with respect to each Pre-Closing Holder of Company Stock Options, the number of shares of Parent Class A Common Stock subject to, and the exercise price per share of Parent Class A Common Stock of, each Reserve Consideration Option and (II) with respect to each Pre-Closing Holder of Company Warrants, the number of shares of Parent Class A Common Stock subject to, and the exercise price per share of Parent Class A Common Stock of, each Reserve Consideration Warrant, (8) each Electing Stockholder’s Election (i.e. Cash Election or Stock Election) and (B) is and will otherwise be accurate in all respects (except for de minimis inaccuracies that are not material). Parent shall be entitled to conclusively rely on the Company Allocation Schedule (as updated prior to the Closing Date), and neither Parent nor its Affiliates shall have any Liability with respect to the allocation of the Closing Merger Consideration and Reserve Consideration among the Company Stockholders or the calculation of the number of shares of Parent Class A Common Stock subject to, or the exercise price per share of Parent Class A Common Stock of (as applicable), Substitute Options, under this Agreement.

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(l)    Assumption of Company Convertible Securities. Each Company Convertible Security not otherwise converted or exercised prior to the Transactions, including the Lawrie Convertible Note, if applicable, shall be assumed by Parent and automatically converted into a note convertible into shares of Parent Class A Common Stock (the “Assumed Convertible Security”) as set forth below. The Assumed Convertible Security shall be subject to the same terms and conditions as the Company Convertible Security, except that the Assumed Convertible Security will be convertible for a number of whole shares of Parent Class A Common Stock based on the terms therein as adjusted to reflect the conversion of relevant Company Capital Stock in the Merger. Parent shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as the Assumed Convertible Security remain outstanding, a sufficient number of shares of Parent Class A Common Stock for delivery upon conversion of the Assumed Convertible Security.

(m)    At the Closing, Parent shall place the Escrow Consideration into escrow in accordance with the provisions hereof and the Escrow Agreement. Each Pre-Closing Holder shall be deemed to have contributed its applicable portion of the Escrow Consideration to be held in accordance with the provisions hereof and the Escrow Agreement.

Section 1.4    Exchange Procedures.

(a)    Appointment of Exchange Agent. Parent and the Company shall appoint Continental Stock Transfer & Trust Company (“Continental”) or another mutually agreeable bank or trust company, to act as exchange agent (“Exchange Agent”) for the distribution of the Closing Merger Consideration and Reserve Consideration to the Company Stockholders pursuant to this Section 1.4 and an exchange agent agreement in form and substance mutually agreeable to Parent and the Company.

(b)    Delivery of Consideration to Exchange Agent. Immediately prior to the Effective Time, Parent will deliver or cause to be delivered to the Exchange Agent (i) a number of shares of Parent Class A Common Stock equal to the applicable portion of Closing Merger Consideration to be issued to the Company Stockholders at Closing and (ii) an amount of cash equal to the applicable portion of Closing Merger Consideration to be distributed to the Company Stockholders who made a Cash Election at Closing. The Exchange Agent will be deemed to be the agent for the Company Stockholders for the purpose of receiving the Closing Merger Consideration and Reserve Consideration, and delivery of such cash, shares of Parent Class A Common Stock to the Exchange Agent will be deemed to be delivery to the Company Stockholders at the Effective Time, with respect to the Closing Merger Consideration. Until they are distributed, the shares of Parent Class A Common Stock held by the Exchange Agent will be deemed to be outstanding from and after the Effective Time, but the Exchange Agent will not vote those shares or exercise any rights of a stockholder with regard to such shares. If any dividends or distributions are paid with regard to shares of Parent Class A Common Stock while they are held by the Exchange Agent, the Exchange Agent will hold the dividends or distributions, uninvested, until shares of Parent Class A Common Stock are distributed to the applicable Company Stockholders, at which time the Exchange Agent will distribute the dividends or distributions that have been paid with regard to those shares of Parent Class A Common Stock to such former Company Stockholders.

(c)    Letters of Transmittal. As soon as reasonably practicable after the SEC Approval Date, Parent will, or will cause the Exchange Agent to, deliver to each Company Stockholder a letter of transmittal (and any instructions related thereto) in form and substance reasonably acceptable to Parent and the Company (the “Letter of Transmittal”) to be completed and executed by such Person to receive such Company Stockholder’s applicable portion of the Closing Merger Consideration and Reserve Consideration as contemplated by Section 1.3. The Letter of Transmittal will contain, among other things, customary representations of each Company Stockholder relating to (as applicable) existence, power and authority, due authorization, due execution, enforceability and ownership of the Company Capital Stock owned by such Person.

(d)    Delivery of Per Share Closing Merger Consideration. At the Closing, the Exchange Agent shall issue and deliver to each applicable Company Stockholder (or its designee) which has delivered a Letter of

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Transmittal (i) via electronic book entry the applicable stock portion of the Closing Merger Consideration and (ii) the applicable cash portion of the Closing Merger Consideration, in each case, to which such Company Stockholder is entitled under Section 1.3.

(e)    Termination of Exchange Agreement. On the date that is twenty-four (24) months after the Closing Date, Parent shall instruct the Exchange Agent to deliver to Parent any portion of the Closing Merger Consideration and Reserve Consideration deposited with the Exchange Agent that remains undistributed to the Company Stockholders pursuant to instructions provided to the Exchange Agent by Parent at such time, unless required otherwise by applicable Legal Requirements, and the Exchange Agent’s duties shall terminate. Thereafter, any Company Stockholders who have not complied with the provisions of this Agreement for receiving their applicable portion of the Closing Merger Consideration and Reserve Consideration from the Exchange Agent shall look only to Parent for such amounts, and any such Company Stockholder may deliver a Letter of Transmittal to Parent and (subject to applicable abandoned property, escheat and similar Laws) receive in consideration therefor, and Parent shall promptly pay, the applicable portion of the Closing Merger Consideration and Reserve Consideration deliverable in respect thereof as determined in accordance with this Article 1 without any interest thereon; provided that any such portion of the Reserve Consideration shall be held and distributed to the Person(s) entitled thereto in accordance with the terms of this Agreement and the Escrow Agreement, at the respective times and subject to the contingencies specified herein and therein. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any portion of the Closing Merger Consideration and Reserve Consideration delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws. If any consideration to be paid under Section 1.3(d), Section 1.3(e) or Section 1.3(l) or any Letter of Transmittal in respect of shares of Company Capital Stock, in each case, shall not have been delivered immediately prior to such date on which any amounts payable pursuant to this Article 1 would otherwise escheat to or become the property of any Governmental Authority, any such amounts shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

Section 1.5    The Closing. The closing of the Transactions (the “Closing”) shall take place remotely by electronic exchange of documents at a time and date to be specified in writing by the Parties, no later than the second Business Day following the satisfaction or waiver of each of the conditions set forth in Article 6 hereof (other than those conditions which can be satisfied only at the Closing, but subject to the satisfaction or waiver of such conditions at Closing), or at such other time and place as may be agreed to by Parent and the Company. Subject to the provisions of Article 7 of this Agreement, the failure to consummate the Closing on the date and time determined pursuant to this Section 1.5 will not result in the termination of this Agreement and will not relieve any Party of any obligation under this Agreement.

Section 1.6    Deliveries at Closing.

(a)    At the Closing, Parent or Merger Sub shall, as applicable, deliver or cause to be delivered to the Company:

(i)    a certified copy of the Parent A&R Charter and Parent A&R Bylaws;

(ii)    a copy of the A&R Registration Rights Agreement, duly executed by Parent and Sponsor;

(iii)    a copy of the Trust Termination Letter, duly executed by Parent;

(iv)    copies of the D&O Resignation Letters, duly executed by the applicable directors and officers of Parent and Merger Sub in accordance with Section 5.2(e);

(v)    copies of resolutions and actions taken by Parent’s and Merger Sub’s boards of directors and stockholders in connection with the approval of this Agreement and the Transactions;

(vi)    the Stockholders’ Agreement, duly executed by Sponsor and certain affiliates of Sponsor;

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(vii)    a copy of the Parent Closing Certificate, duly executed by Parent; and

(viii)     all other documents, instruments or certificates required to be delivered by Parent at or prior to the Closing pursuant to Section 6.3.

(b)    At the Closing, the Company shall deliver or cause to be delivered to Parent and Merger Sub:

(i)    a copy of the Certificate of Merger, duly executed by the Company;

(ii)    a copy of the A&R Registration Rights Agreement, duly executed by the Company and the Company Stockholders party thereto;

(iii)    copies of resolutions and actions taken by the Company’s board of directors and stockholders in connection with the approval of this Agreement and the Transactions;

(iv)    the Stockholders’ Agreement, duly executed by the Company Stockholders identified on Schedule 1.10 attached hereto and certain affiliates of such Company Stockholders;

(v)    a copy of the Company Closing Certificate, duly executed by the Company;

(vi)    the certificate described in Section 5.19(a); and

(vii)    all other documents, instruments or certificates required to be delivered by the Company at or prior to the Closing pursuant to Section 6.2.

Section 1.7    Sponsor Agreement. Concurrently with the execution of this Agreement, the Sponsor and certain other holders of Parent Class F Common Stock have entered into an agreement with Parent and the Company pursuant to which, among other things, Sponsor and such other holders have agreed to (a) waive certain anti-dilution and conversion rights under the Parent Charter Documents, (b) certain restrictions on the transfer of the shares of Parent Class A Common Stock held by such Persons following the Closing, (c) transfer or forfeiture of certain shares of Parent Class F Common Stock (the “Incentive Shares”), (d) restrictions on the repayment of certain Parent Borrowings, and (e) certain confidentiality rights, the form of which is attached hereto as Exhibit A (the “Sponsor Agreement”).

Section 1.8    Support Agreements. Concurrently with the execution of this Agreement, the Company Stockholders identified on Schedule 1.8 attached hereto (such Company Stockholders, the “Supporting Stockholders”) have entered into voting and support agreements with Parent, pursuant to which (a) each of the Supporting Stockholders has agreed, among other things, to vote all of the shares of Company Capital Stock beneficially owned by such Person in favor of the Merger and the transactions contemplated by the Merger Agreement (including the Company Preferred Stock Conversion) (which vote may be taken by executing a written consent as provided for in Section 5.14 hereof) and (b) each of the Supporting Stockholders has agreed not to engage in any transactions involving the securities of Parent prior to the Closing without Parent’s prior consent, the form of which is attached hereto as Exhibit B (the “Support Agreements”).

Section 1.9    Lock-Up Agreements. Concurrently with the execution of this Agreement, the Company Stockholders identified on Schedule 1.9 attached hereto have each entered into an agreement with Parent and the Company providing that such Persons will not transfer the shares of Parent Class A Common Stock received hereunder as their applicable portion of the Closing Merger Consideration and Reserve Consideration for a period of six (6) months following the Closing, subject to certain conditions and exceptions set forth therein, the form of which is attached hereto as Exhibit C (the “Lock-Up Agreements”).

Section 1.10    Stockholders’ Agreement. Concurrently with the execution of this Agreement, Parent, Sponsor and the Company Stockholders identified on Schedule 1.10 attached hereto have entered into a stockholders’ agreement to be effective as of and contingent upon the Closing, the form of which is attached hereto as Exhibit G (the “Stockholders’ Agreement”).

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Section 1.11    Taking of Necessary Action; Further Action. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement, the officers and directors of Parent and the Surviving Corporation shall take all such lawful and necessary action.

Section 1.12    Tax Treatment. The Parties intend that the Merger qualifies under the Intended Tax Treatment, and each Party shall, and shall cause its respective Affiliates to, use reasonable best efforts to cause the Merger to so qualify and will not take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act would reasonably be expected to prevent the Merger from qualifying under the Intended Tax Treatment. The Parties shall prepare and file all Tax Returns consistent with, and take no position (whether on Tax Returns, in Tax proceedings, or otherwise) inconsistent with the Intended Tax Treatment unless required to do so pursuant to a “determination” within the meaning of Section 1313(a) of the Code or any comparable provision of state or local Law. The Parties adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

Section 1.13    Withholding. Parent, Merger Sub and the Exchange Agent and their respective Affiliates (each, a “Withholding Agent”) shall be entitled to deduct and withhold from any amounts otherwise payable to any Person under this Agreement such amounts as such Withholding Agent determines are required to be deducted and withheld and shall remit such amounts to the appropriate Governmental Authority. All amounts so deducted and withheld and paid to the appropriate Governmental Authority shall be treated as having been paid to the Person in respect of which such withholding was made for all purposes of this Agreement. For the avoidance of doubt, to the extent deduction and withholding is required in respect of the delivery of any Parent Class A Common Stock pursuant to this Agreement, a portion of the Parent Class A Common Stock otherwise deliverable hereunder may be withheld and, if a portion of the Parent Class A Common Stock otherwise deliverable to a Person is withheld hereunder, the Withholding Agent shall be treated as having sold such Parent Class A Common Stock on behalf of such Person for an amount of cash equal to the fair market value thereof at the time of the required withholding (which fair market value shall be deemed to be the average price of shares of Parent Class A Common Stock on the NYSE on the Closing Date) and having paid such cash proceeds to the appropriate Governmental Authority.

Section 1.14    Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, each share of the Company Capital Stock (other than Excluded Shares) outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and has properly demanded appraisal for such shares of the Company Capital Stock in accordance with Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into or be exchangeable for the right to receive a portion of the Closing Merger Consideration and Reserve Consideration unless and until such holder fails to perfect or withdraws or otherwise loses such holder’s right to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or withdraws or loses such holder’s right to appraisal, such Dissenting Shares shall thereupon be treated as if they had been converted as of the Effective Time into the right to receive the portion of the Closing Merger Consideration and Reserve Consideration, if any, to which such holder is entitled pursuant to Section 1.3, without interest. The Company shall give Parent (a) prompt notice of any demands received by the Company for appraisal of any shares of the Company Capital Stock issued and outstanding immediately prior to the Effective Time, attempted written withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights to appraisal with respect to the Merger and (b) the opportunity to participate in all negotiations and proceedings with respect to any exercise of such appraisal rights under the DGCL. The Company shall not, except with the prior written consent of Parent, which shall not be unreasonably withheld, conditioned or delayed, voluntarily make any payment with respect to any demands for payment of fair value for capital stock of the Company, offer to settle or settle any such demands or approve any withdrawal of any such demands.

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ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to the exceptions set forth in Schedule 2 attached hereto (the “Company Schedule”), but subject to Section 8.15, the Company hereby represents and warrants to Parent as follows:

Section 2.1    Organization and Qualification.

(a)    The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite corporate power and authority necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted.

(b)    The Company is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure thereof would not have or be reasonably expected to have a Company Material Adverse Effect. Each jurisdiction in which the Company is so qualified or licensed is listed in Schedule 2.1.

(c)    The Company is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders of or from any Governmental Authority (“Approvals”) necessary to own, lease, and operate the properties it purports to own, operate, or lease and to carry on its business as it is now being conducted, except where the failure to possess any such Approval (or the equivalent thereof) would not have or be reasonably expected to have a Company Material Adverse Effect. Complete and correct copies of the certificate of incorporation and bylaws (or other comparable governing instruments with different names) (collectively referred to herein as “Charter Documents”) of the Company, as amended and currently in effect, are in full force and effect and have been made available to Parent or Parent’s counsel and the Company is not in breach or violation of any provision set forth in the Charter Documents.

Section 2.2    Subsidiaries.

(a)    The Company has no direct or indirect Subsidiaries other than those listed in Schedule 2.2(a). Except as set forth in Schedule 2.2(a), the Company owns all of the outstanding equity securities of the Subsidiaries, free and clear of all Liens other than Permitted Liens, either directly or indirectly through one or more other Subsidiaries and as set forth in Schedule 2.2(a) opposite the name of each Subsidiary of the Company. Except with respect to the Subsidiaries, the Company does not own, directly or indirectly, any equity or voting interest in any Person and does not have any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written or oral agreement, contract, subcontract, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan, commitment or undertaking of any nature, as of the date hereof or as may hereafter be in effect, under which it may become obligated to make any future investment in or capital contribution to any other entity.

(b)    Each Subsidiary is duly incorporated, organized or formed, as applicable, validly existing and in good standing under the laws of its jurisdiction of organization or formation (as listed in Schedule 2.2(b)). Each Subsidiary is duly qualified or licensed to do business as a foreign entity and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be duly qualified or licensed (or the equivalent thereof) would not have, or be reasonably expected to have, a Company Material Adverse Effect. Each jurisdiction in which a Subsidiary is so qualified or licensed is listed in Schedule 2.2(b). Each Subsidiary is in possession of all Approvals necessary to own, lease, and operate the properties it purports to own, lease or operate and to carry on its business as it is now being conducted, except where the failure to possess any such

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Approval (or the equivalent thereof) would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Complete and correct copies of the Charter Documents of each Subsidiary, as amended and currently in effect, have been made available to Parent or Parent’s counsel.

Section 2.3    Power and Authorization. The Company has all requisite power and authority and has taken all action necessary in order to enter into and deliver and perform its obligations under this Agreement and each Ancillary Agreement to which the Company is (or with respect to Ancillary Agreements to be entered into after the date of this Agreement, will be) a party and, subject to the Company Stockholder Approval, to consummate the Merger and the Transactions. The execution and delivery of this Agreement and each Ancillary Agreement by the Company has been (or with respect to Ancillary Agreements to be entered into after the date of this Agreement, will be) duly authorized by all necessary corporate and shareholder (or other similar) action on the part of the Company, subject in the case of the Merger, to the Company Stockholder Approval. This Agreement and each Ancillary Agreement to which the Company is (or with respect to Ancillary Agreements to be entered into after the date of this Agreement, will be) a party (a) has been (or, in the case of Ancillary Agreements to be entered into after the date of this Agreement, will be when executed and delivered) duly and validly executed and delivered by the Company and (b) is (or, in the case of Ancillary Agreements to be entered into after the date of this Agreement, will be when executed and delivered) enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

Section 2.4    Authorization of Governmental Authorities. Except for (a) compliance with applicable requirements of the HSR Act, (b) the filing of the Certificate of Merger and (c) those Consents (if any) as will have been obtained or made at or prior to Closing that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, in each case which are set forth in Schedule 2.4(c), no action by (including any authorization, Consent or approval of), or in respect of, or filing, report, notice, registration, Permit, clearance, expiration or termination of waiting periods with, any Governmental Authority is required by or on behalf of the Company for, or in connection with, (i) the valid and lawful authorization, execution, delivery and performance by the Company of this Agreement or any Ancillary Agreement to which it is (or with respect to Ancillary Agreements to be entered into after the date of this Agreement, will be) a party, (ii) the consummation of the Transactions by the Company or (iii) the continuing operation of the business of the Company and its Subsidiaries following the Effective Time.

Section 2.5    Non-Contravention. Neither the authorization, execution, delivery, or performance by the Company of this Agreement or any Ancillary Agreement to which the Company is (or with respect to Ancillary Agreements to be entered into after the date of this Agreement, will be) a party, nor the consummation of the Transactions, will, directly or indirectly (with or without due notice or lapse of time or both):

(a)    subject to compliance with the requirements specified in clauses (a) through (c) of Section 2.4, result in a breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, any Order or Legal Requirement that would be, or reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole;

(b)    except as set forth in Schedule 2.5(b), result in a breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in termination of or loss of benefits or give rise to any right of termination, cancellation, amendment, modification, suspension or revocation, or accelerate the performance required by, or require any action by (including any authorization, consent or approval) or notice to, or increase any payment to, any Person under, any of the terms, conditions or provisions of (i) any Disclosed Contract, or any Permits of the Company or its Subsidiaries, in each case that is material to the Company and its Subsidiaries, taken as a whole or (ii) the Charter Documents of the Company and its Subsidiaries; or

(c)    result in the creation or imposition of any material Lien on any material asset of the Company other than Permitted Liens, Liens under applicable securities laws, or Liens created by Parent.

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Section 2.6    Compliance. Except as set forth in Schedule 2.6, since January 1, 2020, the Company and each of its Subsidiaries has complied, in all material respects, with all, and is in compliance in all material respects with all, and is not in material violation of any, Legal Requirements with respect to the conduct of its business, assets, properties or the ownership or operation of its business. Except as set forth in Schedule 2.6, since January 1, 2020, no written notice or communication of material actual, potential or alleged noncompliance with any Legal Requirement has been received by the Company or any Subsidiary, and, to the Company’s Knowledge, as of the date hereof no such notice or communication has been delivered to any other Person.

Section 2.7    Capitalization.

(a)    Schedule 2.7(a) sets forth, as of the date of this Agreement, (i) the authorized capital stock of the Company, (ii) each holder of capital stock of the Company and the number and class or series (as applicable) of shares of capital stock beneficially held by each such Person, (iii) each Company Stock Option, including (1) the date of grant, (2) the exercise price (where applicable), (3) any applicable vesting schedule and expiration date and (4) whether each Company Stock Option is intended to be an “incentive stock option” within the meaning of Section 422 of the Code and (iv) each other purchase right, conversion right, exchange right, or other Contractual Obligation exercisable for, exchangeable for, or convertible into capital stock of the Company and the holders thereof (including the date of grant, the exercise price and the eligibility to convert or early exercise (where applicable) and any applicable vesting schedule and expiration date). All of the foregoing issued and outstanding equity interests of the Company (A) have been duly authorized and are validly issued, fully paid and non-assessable, (B) have been offered, sold and issued in compliance in all material respects with applicable Legal Requirements, including federal and state securities laws, all requirements set forth in the Company’s Charter Documents and in accordance in all material respects with any other applicable Contractual Obligation governing the issuance of such securities, (C) are not subject to any purchase option, call option, right of first refusal or first offer, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Company’s Charter Documents or any Contractual Obligation to which the Company or any of its Subsidiaries are a party or otherwise bound or, to the Company’s Knowledge, any other Contract and (D) to the Company’s Knowledge, are free and clear of all Liens (other than transfer restrictions under applicable securities Laws). The Company has no issued or outstanding equity interests other than the equity interests that are set forth on Schedule 2.7(a), and the Company does not hold any equity interests in its treasury.

(b)    Except as set forth on Schedule 2.7(b) (or, with respect to the Company Stock Options, as set forth on Schedule 2.7(a)), as of the date of this Agreement, neither the Company nor its Subsidiaries have granted any preemptive rights or other similar rights in respect of any capital stock, or any options, restricted stock, warrants, conversion rights, equity appreciation rights, redemption rights, repurchase rights, subscription rights, phantom units, profit participation rights, call rights, put rights, or other securities or Contractual Obligations that could require the Company or any of its Subsidiaries to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any securities convertible into or exercisable or exchangeable for capital stock of the Company or any of its Subsidiaries, or any board nomination or observer rights. Except for the Transactions and as set forth on Schedule 2.7(b) (or, with respect to the Company Stock Options, as set forth on Schedule 2.7(a)), as of the date of this Agreement, there is no Contractual Obligation to which the Company or any of its Subsidiaries are party, or provision in the Charter Documents of the Company or any of its Subsidiaries, which obligates the Company or any of its Subsidiaries to acquire, repurchase, redeem or otherwise acquire, or make any payment (including any dividend or distribution) in respect of, or issue or sell any other equity interest in respect of, any outstanding equity interest in the Company or any of its Subsidiaries. Except as otherwise expressly contemplated in any Ancillary Agreement, there is no voting trust, proxy, rights plan, anti-takeover plan, or other Contractual Obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound with respect to any equity interests of the Company or any of its Subsidiaries.

(c)    Except as set forth on Schedule 2.7(c), as of the date of this Agreement, neither the Company nor its Subsidiaries have any outstanding bonds, debentures, notes, or other obligations in which the holders have the

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right to vote (or which are convertible into or exercisable or exchangeable for securities having the right to vote) with the holders of shares of Company Capital Stock on any matter.

(d)    Other than any restricted shares of Company Common Stock and unvested Company Stock Options as set forth in Schedule 2.7(a), no outstanding equity interests of the Company are unvested or subjected to a repurchase option, risk of forfeiture, or other similar Contractual Obligation to which the Company is a party or is bound.

(e)    Except as set forth on Schedule 2.7(e), (i) each outstanding Company Stock Option has an exercise price that has been determined by the Company’s Board of Directors in good faith, based on an independent valuation, to be at least equal to the fair market value of a share of Company Common Stock as of the date of the corporate action authorizing the grant and (ii) all Company Stock Options have been issued in compliance, in all material respects, with the applicable equity plan of the Company and all applicable Laws and properly accounted for in all material respects in accordance with the U.S. GAAP.

Section 2.8    Financial Matters.

(a)    Financial Statements. Parent has been furnished with the Company’s consolidated financial statements as set forth in Schedule 2.8(a) hereto (the “Financial Statements”), which (i) comprise (A) the audited consolidated balance sheets as of December 31, 2020, and December 31, 2021, the audited consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2020, and December 31, 2021, and the condensed notes thereto and accompanied by an unqualified report of the PCAOB Auditor and (B) the unaudited consolidated balance sheets as of June 30, 2022 (the “Most Recent Balance Sheet” and the date thereof, the “Most Recent Balance Sheet Date”), and the unaudited consolidated statements of operations, stockholders’ equity and cash flows for the six (6)-month period ended June 30, 2022, and (ii) comply with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act, and the Securities Act applicable to a registrant.

(b)    Compliance with U.S. GAAP. The Financial Statements (including any notes thereto) (i) have been prepared from, and accurately reflect in all material respects, the books and records of the Company and its Subsidiaries, (ii) have been prepared, in all material respects, in accordance with U.S. GAAP consistently applied throughout the periods covered thereby and (iii) fairly present, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of the Company and its Subsidiaries on the dates and for the periods specified therein, all in accordance with U.S. GAAP (subject, in the case of unaudited Financial Statements, to normal audit adjustments that are not expected, individually or in the aggregate, to be material and the absence of notes or inclusion of limited footnotes). Neither the Company nor any of its Subsidiaries is or has ever been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(c)    Absence of Undisclosed Liabilities. The Company does not have any Liabilities required by U.S. GAAP to be reflected in a balance sheet or disclosed in notes thereto, other than any such Liabilities (i) included in the Most Recent Balance Sheet, (ii) incurred in the ordinary course of business subsequent to the Most Recent Balance Sheet Date (none of which is a Liability for breach of contract, breach of warranty, tort, infringement, misappropriation or violation of Law), (iii) incurred with respect to this Transaction, (iv) listed on Schedule 2.8(c) or (v) incurred outside of the ordinary course of business which would not be material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor its Subsidiaries are a party to any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(d)    Controls. The Company and its Subsidiaries have established and maintain a system of internal accounting controls designed to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, and (ii) transactions are recorded as necessary to permit preparation of the Financial Statements in conformity with GAAP and to maintain asset accountability. Except as

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set forth in Schedule 2.8(d), since January 1, 2020, (a) as applicable to the Company, neither the PCAOB Auditor, nor any other independent public accounting firm engaged by the Company, has reported to the Company any “material weaknesses” or “significant deficiencies” in the system of internal accounting controls utilized by the Company and its Subsidiaries and (b) the Company and its Subsidiaries have not received any written complaint, allegation, assertion or claim of fraud, whether or not material, that involves management or other employees of the Company and its Subsidiaries who have a significant role in the internal controls over financial reporting of the Company and its Subsidiaries.

(e)    Loans. As of the date of this Agreement, there are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer or director of the Company or any of its Subsidiaries.

(f)    Indebtedness. Schedule 2.8(f) sets forth a list of all Indebtedness of the Company and its Subsidiaries, including the principal amount of such Indebtedness, the outstanding balance as of the date of this Agreement, and the debtor and the issuer thereof. The Company and its Subsidiaries have positive Net Debt as of the date of this Agreement.

Section 2.9    Absence of Certain Developments. Since the Most Recent Balance Sheet Date, and except as contemplated by this Agreement, (a) there has not been a Company Material Adverse Effect, (b) the operations of the business of the Company and its Subsidiaries have been conducted in the ordinary course of business (aside from steps taken in contemplation of the Transactions and Public Health Measures) and (c) except as set forth in Schedule 2.9(c), neither the Company nor any Subsidiary has taken any action that would have required the prior written consent of Parent under Section 4.1(b) if such action had been taken on or after the date hereof and prior to the Closing.

Section 2.10    Condition and Sufficiency of Assets. The Company or one of its Subsidiaries has good and valid title to, or a valid leasehold interest in, or adequate rights to use, all material tangible assets held for use in the business as currently conducted as of the date hereof (the “Assets”). As of the date hereof, the Assets are free and clear of all Liens, except for Permitted Liens and those Liens listed in Schedule 2.10, and the Assets, taken as a whole, are in good operating condition, subject to normal wear and tear, and are suitable for the purposes for which they are currently used, except where such Lien or condition of an Asset would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. For the avoidance of doubt, the representations in this paragraph do not relate to Intellectual Property Rights, which are covered solely in Section 2.12 below.

Section 2.11    Real Property.

(a)    Neither the Company nor its Subsidiaries own any real property.

(b)    Schedule 2.11(b) sets forth a complete list of the addresses of all properties leased, subleased or licensed by the Company or any Subsidiary (“Leased Real Property”). Schedule 2.11(b) also identifies, with respect to each parcel of Leased Real Property, each lease, sublease, or other Contractual Obligation under which such Leased Real Property is occupied or used (“Real Property Leases”). There are no options or other contracts under which the Company or any Subsidiary has a right or obligation to acquire or lease any interest in any material Leased Real Property. The Company has made available to Parent accurate and complete copies of the Real Property Leases, in each case as amended or otherwise modified and in effect.

Section 2.12    Intellectual Property.

(a)    Non-Infringement. Except as set forth in Schedule 2.12(a), neither the Company nor any Subsidiary has received any written charge, complaint, claim, demand or notice alleging any infringement, misappropriation, or violation of the Intellectual Property Rights of any third party. To the Company’s

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Knowledge, neither the operation of the Company’s or any Subsidiary’s business as is currently conducted, nor any of the Company Services offered, marketed, licensed, provided, sold, developed, distributed or otherwise exploited by the Company or any Subsidiary, infringes, conflicts with, dilutes, misappropriates, or otherwise violates any Intellectual Property Rights of any other Person. The Company IP Registrations that have been issued or are registered are not the subject of any challenge relating to the validity or enforceability of such Company IP Registrations. Except as set forth on Schedule 2.12(a), to the Company’s Knowledge, no Person is infringing, misappropriating, or otherwise violating any Company Intellectual Property Rights.

(b)    Scheduled Intellectual Property Rights. Schedule 2.12(b) identifies a true and complete list of all issued patents, registered trademarks, registered copyrights and domain name registrations and all pending applications for any of the foregoing, that are owned by the Company or any Subsidiary (collectively, the “Company IP Registrations”). Schedule 2.12(b) lists for each Company IP Registration (i) the record owner of such item, (ii) the jurisdictions in which such item has been issued or registered or filed, (iii) the issuance, registration or application date, as applicable, for such item and (iv) the issuance, registration or application number, as applicable, for such item. Each of the Company IP Registrations that is registered or issued is subsisting and, to the Company’s Knowledge, is valid and enforceable and has not been held invalid or unenforceable by any applicable Governmental Authority. As of the date of this Agreement, no issuance or registration obtained has been canceled, abandoned, allowed to lapse or not renewed, except where such Company or Subsidiary has, in its reasonable business judgment, decided to cancel, abandon, allow to lapse or not renew such issuance, registration or application.

(c)    Ownership; Sufficiency. The Company or its Subsidiaries own all right, title and interest in and to the Company Intellectual Property Rights, free and clear of all Liens, other than Permitted Liens. The Company Intellectual Property Rights and Licensed Intellectual Property Rights include all Intellectual Property Rights owned by or licensed to the Company and its Subsidiaries and such Company Intellectual Property Rights are sufficient for the operation and conduct of the businesses of the Company and its Subsidiaries as currently being conducted and the exploitation of Company Services. Except as set forth on Schedule 2.12(c) no Company Intellectual Property Rights are subject to any Action, Contractual Obligation, or order of a Governmental Authority (other than contracts entered into in the ordinary course of business granting Intellectual Property Rights to or by the Company or any Subsidiary, or office actions connected with the prosecution of Intellectual Property Rights) that restricts the use, transfer or licensing thereof by the Company or its Subsidiaries in the ordinary course of business consistent with past practices. No royalties, license or other fees are payable by the Company or its Subsidiaries to any Person by reason of the ownership or use of any of the Company Intellectual Property Rights, other than fees payable under standard, non-negotiated end user licenses entered into in the ordinary course for commercially available Software.

(d)    Trade Secrets. The Company and/or one or more of its Subsidiaries, as appropriate, have exercised reasonable discretion consistent with industry norms to protect the secrecy and confidentiality of all material trade secrets used in the businesses of the Company and its Subsidiaries. Neither the Company nor any Subsidiary has disclosed to any Person (including any employees, contractors, and consultants) any such trade secret, except under a confidentiality agreement or other legally binding confidentiality obligation, and, to the Company’s Knowledge, there has not been any material breach by any counterparty to any such confidentiality agreement. All Persons who contributed to the conception, creation or development of any Company Intellectual Property Rights have irrevocably assigned to the Company or its Subsidiaries all of their rights and interests therein that do not vest with the Company or its Subsidiaries initially by operation of law, except with respect to Intellectual Property Rights that are not used in (i) the operation or conduct of the businesses of the Company and its Subsidiaries or (ii) any Company Services. No Company Intellectual Property Rights were developed with the use of funds provided by a governmental or educational institution where such governmental or educational institution acquired any rights to such Company Intellectual Property Rights.

(e)    Company Source Code. Neither the Company nor any Subsidiary has disclosed, delivered or licensed to any Person, agreed or obligated itself to disclose, deliver or license to any Person or authorized the

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disclosure or delivery to any escrow agent or other Person of, any Company Source Code, other than employees and contractors in their course of performing services for Company and its Subsidiaries and excluding Company Source Code disclosed in connection with any open source code detection scan, quality, security and penetration testing or other diligence conducted in connection with the transaction contemplated by this Agreement. No proprietary, confidential Company Source Code with respect to Company Services is subject to an Open Source Materials license that requires, as a condition of use, modification and/or distribution of such Open Source Materials that any such Company Source Code be (i) disclosed or distributed in source code form, (ii) be licensed for the purpose of making derivative works or (iii) be redistributable at no charge. Except as set forth on Schedule 2.12(e), the Company and its Subsidiaries are not in material breach or default under any agreement pursuant to which the Company or a Subsidiary has obtained Licensed Intellectual Property Rights, including Open Source Materials, and the Company and its Subsidiaries have purchased a sufficient number of seat licenses for the Business Systems.

(f)    Technical Deficiencies. To the Company’s Knowledge, there are, and since January 1, 2020, there have been, no bugs, errors or defects (collectively, “Technical Deficiencies”) in any of the commercially available Company Services that would prevent or have prevented the same from performing substantially in accordance with their published specifications or user documentation other than Technical Deficiencies that have been fully resolved in the ordinary course.

(g)    Malicious Code. The Company and each Subsidiary has taken reasonable actions consistent with industry norms to protect the security and integrity of its Business Systems, including by implementing industry-standard procedures applicable to similarly situated entities and designed to prevent unauthorized access and the introduction of any virus, worm, Trojan horse or similar disabling code or program (“Malicious Code”). To the Company’s Knowledge, there is no Malicious Code in the Company Source Code or Business Systems, and neither the Company nor any Subsidiary has received any written complaints from customers or other third parties about any Malicious Code within the Company Services or Technical Deficiencies beyond Technical Deficiencies that have not been fully resolved in the ordinary course.

Section 2.13    Data Privacy.

(a)    To the Company’s Knowledge, since January 1, 2020, there has not been an actual or alleged data security breach or any unauthorized access, use, loss, disclosure, or publication of any Personal Confidential Information owned, used, maintained, received, or controlled by or on behalf of the Company or any Subsidiary, including any unauthorized access, use, disclosure, or publication of Personal Confidential Information that would constitute a breach for which notification to individuals and/or Governmental Authorities is required under any applicable Information Privacy and Security Laws to which the Company or such Subsidiary is subject, and the Company or any of its Subsidiaries is not aware of any facts suggesting a material risk of the foregoing. The consummation of the contemplated transaction shall not result in any material liabilities in connection with such applicable Information Privacy and Security Laws.

(b)    The collection, maintenance, transmission, transfer, use, disclosure, storage, disposal, and security of Personal Confidential Information by the Company and each Subsidiary since January 1, 2020, has complied in all material respects with (i) applicable Information Privacy and Security Laws, (ii) Disclosed Contracts that govern Personal Confidential Information, (iii) Payment Card Industry Data Standards and (iv) applicable privacy policies of the Company and each Subsidiary.

(c)    The Company and each Subsidiary has established and maintains technical, physical, and organizational measures that are reasonably designed to protect the data collected or stored in connection with the marketing, delivery, or use of any Company Service, including Personal Confidential Information processed in connection with use of any Company Service, in material compliance with all Information Privacy and Security Laws. The Company and its Subsidiaries own, lease, license or otherwise have the legal right to use the Business Systems, and, to the Company’s Knowledge, such Business Systems are sufficient for the immediate

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and the presently anticipated future needs of the Company and its Subsidiaries. The Company and each of its Subsidiaries have implemented industry standard disaster recovery and business continuity plans and procedures. Since January 1, 2020, there has not been a material failure with respect to the Business Systems that has not been remedied or replaced in all material respects.

(d)    The Company and each of its Subsidiaries have in place reasonable policies and procedures for the proper collection, processing, transfer, disclosure, sharing, storing, security and use of Personal Confidential Information that comply with Information Privacy and Security Laws in all material respects.

(e)    The Company and each of its Subsidiaries have not been and are not currently: (a) under audit or investigation by any Governmental Authority or (b) subject to any written complaint or notice of any proceeding, investigation, demand, audit, action or claim regarding Personal Confidential Information or any alleged violation of any Information Privacy and Security Laws by the Company and each of its Subsidiaries.

(f)    The performance of this Agreement will not violate (a) any Information Privacy and Security Laws or (b) any other privacy or data security requirements or obligations imposed under any contracts on the Company and each of its Subsidiaries. Upon execution of this Agreement, the Company and each of its Subsidiaries shall continue to have the right to use and process any Personal Confidential Information collected, processed or used by them before the signature date of this Agreement in order to be able to conduct the ordinary course of their business.

Section 2.14    Permits. The Company and each Subsidiary, as applicable, has been duly granted all Permits reasonably necessary for the conduct of the business presently conducted by it and the ownership use and operation of its material assets other than any such Permits which if not held by the Company or any of its Subsidiaries would not have a Company Material Adverse Effect. All such Permits are in full force and effect, and no suspension or cancellation of any of the Permits is pending or to the Company’s Knowledge threatened in writing, except where such suspension or cancellation would not reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of all material Permits, all of which material Permits are listed on Schedule 2.14. Since January 1, 2020, neither the Company nor any Subsidiary is in violation of the terms of any Permit, except where such violation would not reasonably be expected to have a Company Material Adverse Effect.

Section 2.15    Tax Matters.

(a)    The Company and each of its Subsidiaries has timely filed, or has caused to be timely filed on its behalf, all income and other material Tax Returns in each jurisdiction in which the Company or any of its Subsidiaries is required to file Tax Returns (taking into account all available extensions). All such Tax Returns were true, correct and complete in all material respects. All material Taxes (including, for the avoidance of doubt, sales, use, value added, and similar Taxes) owed by the Company or any of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid. Neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return (other than validly obtained automatic extensions). No written claim has ever been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns or pay Taxes of a certain type that it is or may be subject to tax of such type by that jurisdiction.

(b)    There is no outstanding audit or examination concerning any Taxes or Tax Return of the Company or any of its Subsidiaries and the Company has not been notified that any such audit or examination has been claimed, threatened, or raised (in each case in writing) by a Governmental Authority.

(c)    There is no Tax deficiency outstanding, proposed in writing or assessed against the Company or any of its Subsidiaries, which deficiency has not been satisfied by payment, settled or withdrawn, nor has the Company or any of its Subsidiaries executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

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(d)    No adjustment relating to any Tax Returns filed by the Company or any of its Subsidiaries has been proposed in writing by any Governmental Authority.

(e)    No power of attorney that has been granted by the Company with respect to a Tax matter is currently in effect.

(f)    Neither the Company nor any of its Subsidiaries has ever been included in any “consolidated,” “unitary,” “combined,” or similar Tax Return provided for under any Legal Requirements as a member of an affiliated group within the meaning of Section 1504 of the Code or otherwise (other than a group including only the Company and its Subsidiaries), and has no liability for the Taxes of any other Person, under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or non-U.S. Law, or by reason of any agreements, contracts, or arrangements as a successor or transferee or otherwise, in each case, other than a Contractual Obligation entered into in the ordinary course of business and not primarily related to Taxes (a “Customary Agreement”). Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax sharing agreement providing for the allocation of Taxes among members of an affiliated, consolidated, combined or unitary group, or any Tax receivable, Tax allocation, Tax indemnity or similar agreements, other than any such agreement (i) as to which only the Company and/or its Subsidiaries is a party or (ii) a Customary Agreement. The Company and its Subsidiaries have timely paid all material amounts of Taxes required to be paid by or on behalf of them pursuant to any Customary Agreement. No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been requested, entered into or issued by any Governmental Authority with respect to the Company or any of its Subsidiaries which agreement or ruling would have binding effect on Parent or the Company or any of its Subsidiaries after the Closing.

(g)    Neither the Company nor any of its Subsidiaries is currently subject to any Liens, other than Liens described in clause (a) of the definition of Permitted Liens, imposed on any of its assets as a result of the failure or alleged failure of the Company or any such Subsidiary to pay Taxes.

(h)    Neither the Company nor any of its Subsidiaries has any liability for any unpaid Taxes which have not been accrued for or reserved on the Most Recent Balance Sheet, whether asserted or unasserted, contingent or otherwise, and no material amount of unpaid Taxes of the Company or any of its Subsidiaries has been incurred since the Most Recent Balance Sheet Date, other than in the ordinary course of business of the Company and its Subsidiaries. The Company and its Subsidiaries have each used at all times during their existence the accrual method of accounting for income Tax purposes.

(i)    Neither Company nor any of its Subsidiaries is or has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(j)    Neither Company nor any of its Subsidiaries (or any predecessor thereof) has been a “distributing corporation” or a “controlled corporation” (as such terms are defined in Section 355 of the Code) in a transaction purported or intended to be governed by Section 355 or Section 361 of the Code (or any similar provision of state, local or non-U.S. Law).

(k)    Except as set forth in Schedule 2.15(k), neither Company nor any of its Subsidiaries will be required to include any material item of income, or exclude any material item of deduction, for any taxable period (or portion thereof) after the Closing Date as a result of: (i) an installment sale transaction occurring before the Closing governed by Section 453 of the Code (or any similar provision of state, local or non-U.S. Legal Requirements) or open transaction occurring before the Closing; (ii) a disposition occurring before the Closing reported as an open transaction for U.S. federal income Tax purposes (or any similar provision of state, local, or non-U.S. Legal Requirements); (iii) any prepaid amounts received prior to the Closing or deferred revenue realized, accrued or received prior to the Closing; (iv) a change in method of accounting under

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Section 481 of the Code or any similar provision of state, local or non-U.S. Law for any taxable period (or portion thereof) ending on or prior to the Closing Date (or as a result of an impermissible method used prior to Closing); (v) an agreement entered into with any Governmental Authority (including a “closing agreement” under Section 7121 of the Code) prior to the Closing; (vi) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Legal Requirements); (vii) any “Subpart F income” under Section 951 of the Code as a result of any investment made or transaction closed on or prior to the Closing Date; (viii) any “global intangible low-taxed income” within the meaning of Section 951A of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) of Company or any of its Subsidiaries attributable to a taxable period (or portion thereof) ending on or prior to the Closing Date; (ix) any COVID-19 Response Law; (x) any investment in “United States property” (as defined in Code Section 956(c)) made prior to the Closing Date by any of the Company’s Subsidiaries that is a “controlled foreign corporation” within the meaning of Section 957(a) of the Code; or (xi) any gain recognition agreement under Section 367 of the Code. The Company has not made any election under Section 965(h) of the Code (or any corresponding or similar provision of state, local or non-U.S. Law).

(l)    Neither the Company nor any of its Subsidiaries has taken, intends to take, or has agreed to take any action or is aware of any fact or circumstance that would prevent or impede, or would reasonably be expected to prevent or impede, the Merger from qualifying for the Intended Tax Treatment.

(m)    Except as set forth in Schedule 2.15(m), no Subsidiary of the Company that is incorporated in a jurisdiction outside of the United States (i) is a “controlled foreign corporation” as defined in Section 957 of the Code, (ii) is a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or (iii) has received written notice from the IRS claiming that it may be subject to U.S. federal income Tax as a result of being engaged in a trade or business within the United States within the meaning of Section 864(b) of the Code or having a permanent establishment in the United States, which notice or claim has not since been withdrawn.

(n)    Neither the Company nor any of its Subsidiaries organized in the United States has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(o)    Schedule 2.15(o) lists the U.S. federal and state income tax classification of the Company and each of its Subsidiaries and, except as set forth in Schedule 2.15(p), such classification has not changed since the formation of each such entity.

Section 2.16    Employee Benefit Plans.

(a)    Schedule 2.16(a) lists all Employee Plans that the Company or a Subsidiary sponsors or maintains, or to which the Company or a Subsidiary contributes or is obligated to contribute, in each case, for the benefit of current or former employees, directors, or consultants, or with respect to which the Company or any Subsidiary has any direct or contingent liability. With respect to each Employee Plan, the Company has made available to Parent accurate and complete copies of each of the following, to the extent applicable: (i) the plan document (including written summaries of any Employee Plan that is not in writing), together with all amendments thereto, and any trust agreements, (ii) the most recent IRS determination letter, (iii) any summary plan descriptions or employee handbooks, (iv) any non-routine correspondence with any Governmental Authority since January 1, 2020, and (v) the most recent Form 5500.

(b)    Each Employee Plan, including any associated trust or fund, has been administered in all material respects in accordance with its terms and applicable Legal Requirements. All contributions, reserves, or premium payments required to be made or accrued as of the date hereof to the Employee Plans have been timely made or accrued in all material respects. There is no pending or, to the Company’s Knowledge, threatened Action relating

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to an Employee Plan, other than routine claims in the ordinary course of business for benefits provided for by the Employee Plans. To the Company’s Knowledge, there are no audits, inquiries, or Actions pending or threatened by any Governmental Authority with respect to any Employee Plan.

(c)    The Company and its Subsidiaries have no and have never incurred any direct or contingent obligation (including as an ERISA Affiliate) with respect to any plan subject to Title IV of ERISA or any plan that provides or promises post-employment welfare benefits (other than as required by Section 4980B of the Code or similar state or local law).

(d)    There are no commitments to establish any new Employee Plan, or to modify any Employee Plan, except as set forth in this Agreement or the Ancillary Agreements.

(e)    Except as set forth in Schedule 2.16(e), each Employee Plan subject to ERISA can be amended, terminated, or otherwise discontinued after the Closing in accordance with its terms without material liability to Parent or the Company, other than ordinary administration expenses and amounts payable for benefits accrued but not yet paid.

(f)    Except as set forth in Schedule 2.16(f), neither the execution and delivery of this Agreement nor the consummation of the Transactions could, alone or in combination with any other event, (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any employee, manager, officer, member of the board of directors, or consultant of the Company under any Employee Plan or otherwise, (ii) increase any benefits otherwise payable under any Employee Plan, (iii) result in the acceleration of the time of payment or vesting of any such benefits, (iv) result in the acceleration of vesting of any Company Stock Options or (v) result in any payment that would be reasonably expected to be nondeductible pursuant to Section 280G of the Code. Neither the Company nor any of its Subsidiaries has any obligation to gross up, indemnify or otherwise reimburse any current or former employee, manager, officer, director, consultant or other service provider for any Tax incurred by such individual, including under Section 409A or 4999 of the Code.

Section 2.17    Labor Matters.

(a)    Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or its Subsidiaries, and, to the Company’s Knowledge, there are no activities or proceedings, or threats thereof, of any labor union to organize any such employees. There have been no strikes, work slowdowns, work stoppages, lockouts or other similar organized labor activity between any employees of the Company or any Subsidiary, on the one hand, and the Company or any Subsidiary, on the other hand, and no such activities are presently underway or, to the Company’s Knowledge, threatened.

(b)    True and complete information as to the name and current job title, date of hire, base salary or wage rate, target bonus, and any severance entitlements for all current employees of the Company has been made available to Parent. Other than as set forth in Schedule 2.17(b), each employee of the Company and its Subsidiaries is terminable “at will” subject to applicable severance entitlements or notice periods as set forth by Legal Requirements, or in any applicable employment agreement, other than employment which may be terminated with ten (10) days’ notice or less.

(c)    To the Company’s Knowledge, as of the date hereof, none of the officers of the Company or its Subsidiaries presently intends to terminate his or her employment with the Company (whether as a result of the Transactions or otherwise). The Company and each Subsidiary is in compliance in all material respects and, to the Company’s Knowledge, each of its or the Subsidiaries’ employees and consultants is in compliance in all material respects with the terms of the respective employment and consulting agreements between the Company or one of its Subsidiaries and such individuals.

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(d)    The Company and each Subsidiary have complied in all material respects with all Legal Requirements respecting hiring, employment, termination of employment, employment practices, terms and conditions of employment, employment discrimination, harassment, retaliation, reasonable accommodation, wages and hours, classification of individuals as employees or independent contractors and employee health and safety, and neither the Company nor any Subsidiary is liable for any arrears of wages or penalties with respect thereto. All amounts that the Company and each Subsidiary is legally required to withhold from its employees’ wages and to pay to any Governmental Authority as required by Legal Requirements have been withheld and paid or accrued as a liability in the financial statements. Except as set forth in Schedule 2.17(d), there are no pending, or, to the Company’s Knowledge, threatened in writing, material Actions against the Company or any Subsidiary by any employee in connection with such employee’s employment or termination of employment by the Company or such Subsidiary.

(e)    Except as set forth in Schedule 2.17(e), no employee or former employee of the Company or any of its Subsidiaries is owed any earned wages, benefits or other compensation for past services that has not yet been paid or reimbursed (other than wages, benefits, and compensation accrued in the ordinary course of business during the current pay period and any accrued benefits for services, which, by their terms or under applicable Legal Requirements, are payable in the future, such as accrued vacation, recreation leave, accrued bonuses for 2020, and severance pay).

Section 2.18    Environmental Matters. Except as set forth in Schedule 2.18 or as would not have a Company Material Adverse Effect, (a) since January 1, 2020, the Company and each Subsidiary has been in material compliance with all applicable Environmental Laws, (b) to the Company’s Knowledge, there has been no release of any Hazardous Substance by the Company or any Subsidiary on or upon the environment of any site (including soils, groundwater, surface water and air) currently owned or leased by the Company or any Subsidiary or owned or leased by the Company or any Subsidiary in the last three (3) years, (c) except as set forth in Schedule 2.18, neither the Company nor any Subsidiary has received any written notice, demand, report, Order, directive, letter, claim or request for information alleging that the Company or any Subsidiary may be in violation of or liable under any Environmental Law and (d) to the Company’s Knowledge, there are no underground storage tanks located on, no PCBs (polychlorinated biphenyls) or PCB-containing equipment used or stored on, and no Hazardous Substance stored on, any site owned or operated by the Company or any Subsidiary, except in compliance with Environmental Laws.

Section 2.19    Contracts.

(a)    Schedule 2.19 lists, as of the date of this Agreement, each of the following Contractual Obligations (other than Employee Plans of the Company) to which the Company or any Subsidiary is bound (such Contracts as are required to be set forth on the corresponding subsection of Schedule 2.19, each, a “Disclosed Contract”):

(i)    any Contractual Obligation with annual consideration in excess of $200,000 with respect to a dealer, distributor, referral, or similar agreement, or any Contractual Obligation providing for the grant by the Company of rights to market or sell Company Services on behalf of the Company to any other Person;

(ii)    any Contractual Obligation pursuant to which a partnership, joint venture, collaboration or other similar Contractual Obligation was established;

(iii)    any Contractual Obligation made (A) providing for the grant of any preferential rights of first offer or first refusal to purchase or lease any material asset, (B) providing for any exclusive right to sell or distribute, or otherwise relating to the exclusive sale or distribution of, any Company Service or (C) pursuant to which any other Person is granted “most favored nation” pricing or customer status or similar restriction with respect to any Company Services;

(iv)    any Contractual Obligation (other than (a) “shrink wrap” and similar generally available commercial end-user licenses to software procured for license fees not in excess of $200,000 in the

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aggregate and (b) non-disclosure and confidentiality agreements entered in the ordinary course of business) to which the Company or any Subsidiary is a party and pursuant to which the Company or any Subsidiary licenses from any Person any Intellectual Property Rights used in the development, licensing or provision of the Company Services;

(v)    any Contractual Obligation, outside the ordinary course of business, containing any indemnification, warranty, support, maintenance, or service that represents a material obligation of the Company or any Subsidiary to pay an amount in excess of $200,000;

(vi)    any Contractual Obligation providing for the employment or consultancy of any Person on a full-time, part-time, consulting or other basis or otherwise providing base compensation to any officer, director, employee or consultant in excess of $200,000 per year, in each case which is not terminable on advance notice without penalty or severance payment;

(vii)    any Contractual Obligation that (A) purports to materially limit either the type or line of business in which the Company or any Subsidiary (or, after the Closing, Parent or one of its Subsidiaries or Parent’s successors or assigns) may engage, the geographic area or any period of time in which any of them may engage in any business, the solicitation by any of them of the employment of any Person or the ability of any of them to sell or purchase from any Person or (B) would require the disposition of any material assets or line of business of the Company or any Subsidiary (or, after the Closing, Parent or one of its Subsidiaries or Parent’s successors or assigns);

(viii)    any Contractual Obligation relating to (A) the disposition of any portion of the material assets or business of the Company or any Subsidiary outside the ordinary course of business or (B) the acquisition by merger, consolidation, equity or asset purchase, or any other manner, of any Person or a line of business of any Person outside the ordinary course of business, in each case, pursuant to which the Company has any continuing payment obligations, including with respect to an “earn-out,” contingent purchase price or other contingent or deferred payment obligation, or material continuing indemnification obligations;

(ix)    any Contractual Obligation under which the Company or any Subsidiary has advanced or loaned an amount to, or received a loan, note, or other instrument, agreement, or arrangement for or relating to the borrowing of money from, any of its shareholders, employees, managers, officers or members of the board of directors with obligations outstanding as of the date of this Agreement;

(x)    any Contractual Obligation (or group of related Contractual Obligations) the outstanding performance of which mandates future payment of consideration in excess of $400,000 per annum;

(xi)    any guaranty (or similar obligations, such as “makewell agreements”) by the Company, Subsidiary, or any Affiliate of any obligation of another in excess of $200,000;

(xii)    any Contractual Obligation requiring the Company to register any equity interests under the applicable United States securities Laws;

(xiii)    any settlement, conciliation or similar Contractual Obligation relating to an Action of the Company or its Subsidiaries that has been entered into on or after December 31, 2020, and (A) contemplates payment by the Company or its Subsidiaries of any amount in excess of $200,000 or (B) was brought by an equityholder or Affiliate of the Company or its Subsidiaries;

(xiv)    any Contractual Obligation to which the Company or any Subsidiary is a party and pursuant to which it is a licensor or otherwise grants to a third party any Company Intellectual Property Rights or the right to have Company Source Code deposited into a source code escrow account, other than (a) non-exclusive licenses granted in the ordinary course in connection with the Company Services and (b) non-disclosure and confidentiality agreements entered into by the Company or any Subsidiary in the ordinary course of business, that do not materially deviate from the Company’s standard form(s) of non-exclusive, outbound license agreements;

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(xv)    any Contractual Obligation for the development of Intellectual Property Rights by or for the benefit of the Company or any Subsidiary, other than employee invention assignment agreements and agreements with contractors for the development of Intellectual Property Rights entered into in the ordinary course of business;

(xvi)    any Contractual Obligation providing for payment or acceleration of benefits in connection with the transactions contemplated by this Agreement, including any Contract that provides change in control, transaction, retention or similar bonuses; and

(xvii)    any Real Property Lease.

(b)    The Company has made available to Parent true, accurate and complete copies of each Disclosed Contract, in each case, as amended or otherwise modified and currently in effect. Each Disclosed Contract is in full force and effect and is a valid, legal, binding and enforceable obligation of the Company or its Subsidiaries, as applicable, and, to the Company’s Knowledge, each other party to such Contractual Obligation. Neither the Company, any Subsidiary, nor, to the Company’s Knowledge, any other party to any Disclosed Contract is in breach or violation of, or default under, or has repudiated any provision of, any Disclosed Contract, and, to the Company’s Knowledge, no event has occurred which (with or without notice or lapse of time or both) would become a breach of or default or would permit termination of, or a modification or acceleration thereof by any party to under any Disclosed Contract. Since January 1, 2020, through the date hereof, neither the Company nor its Subsidiaries has received written notice of (i) any material breach or default under any Disclosed Contract or (ii) the intention of any third party under any Disclosed Contract (including any Governmental Authority) to cancel, terminate or modify in any material respect the terms of any such Disclosed Contract, or accelerate the obligations of the Company or its Subsidiaries thereunder.

(c)    Except as set forth in Schedule 2.19(c), all Disclosed Contracts are being performed without any party thereto relying on or claiming any force majeure provisions to excuse non-performance or performance delays arising out of the COVID-19 pandemic or Public Health Measures or for any other reason.

Section 2.20    Customers and Suppliers.

(a)    Schedule 2.20(a) sets forth the top ten Customers of the Company and its Subsidiaries for the years ended December 31, 2020 and 2021 (collectively, the “Material Customers”). To the Company’s Knowledge as of the date hereof, no such Material Customer has expressed in writing to the Company or any Subsidiary (i) its intention to cancel or otherwise terminate, or materially reduce, its relationship with the Company or a Subsidiary, taken as a whole or (ii) that the Company or such Subsidiary is in material breach of the terms of any Contractual Obligation with any such Material Customer. To the Company’s Knowledge as of the date hereof, no Material Customer has asserted or threatened in writing a force majeure event or provided written notice of an anticipated inability to perform, in whole or in part, arising out of the COVID-19 pandemic with respect to a material Contractual Obligation.

(b)    Schedule 2.20(b) sets forth the top ten vendors to and/or suppliers of the Company and its Subsidiaries for the years ended December 31, 2020 and 2021 (collectively, the “Material Suppliers”). To the Company’s Knowledge as of the date hereof, no such Material Supplier has expressed in writing to the Company or any Subsidiary (i) its intention to cancel or otherwise terminate, or materially reduce, its relationship with the Company or a Subsidiary, taken as a whole or (ii) that the Company or such Subsidiary is in material breach of the terms of any Contractual Obligation with such Material Supplier. To the Company’s Knowledge as of the date hereof, no Material Supplier has asserted or threatened in writing a force majeure event or provided written notice of an anticipated inability to perform, in whole or in part, arising out of the COVID-19 pandemic with respect to a material Contractual Obligation.

Section 2.21    Affiliate Transactions. Other than as set forth in Schedule 2.21 or pursuant to an Ancillary Agreement, no officer or director or to the Company’s Knowledge, any equityholder or Affiliate of the Company

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or any Subsidiary, or any immediate family member of the foregoing Person: (a) has any material interest in any material asset owned or leased by the Company or used in connection with the business of the Company or any Subsidiary, (b) has received a loan from the Company or any Subsidiary in the last three (3) years or has received a loan from the Company or any Subsidiary that is outstanding as of the date of this Agreement or (c) is engaged in any transaction, arrangement, or understanding with the Company or any Subsidiary and the amount involved with respect to such transaction, arrangement or understanding exceeds $120,000 (each, an “Affiliate Agreement”), other than through his or her employment with the Company or any Subsidiary, the ownership of equity interests, payments made to, and other compensation provided to, officers and directors (or equivalent) in the ordinary course of business.

Section 2.22    Litigation. Except as set forth in Schedule 2.22, there is no Action pending or, to the Company’s Knowledge, threatened in writing, against or involving (a) the Company or any Subsidiary (either as plaintiff or defendant), (b) any of their respective managers, officers, directors or management-level employees (in each case in their capacities as such) (in each case of clause (a) through (b), seeking material non-monetary relief or involving an amount in controversy in excess of $100,000 individually or in the aggregate) or (c) any of the foregoing in such capacity in a criminal Action. To the Company’s Knowledge, no allegations of sexual harassment, discrimination, retaliation, bullying or other misconduct have been made since January 1, 2020, against any management-level employee, manager, officer or member of the board of directors of the Company or any Subsidiary.

Section 2.23    Insurance. Schedule 2.23 sets forth a list of the material insurance policies that cover the Company and its Subsidiaries. The Company has made available to Parent true and accurate copies of each such policy. Each such policy is legal, valid, binding, and enforceable in accordance with its terms, in full force and effect (or has been renewed), all premiums due and payable thereon have been paid in full, neither the Company nor any Subsidiary is in material breach or default with respect to its obligations under any of such policies (including any such breach or default with respect to the giving of notice of claims) and, to the Company’s Knowledge, no event has occurred which (with or without notice or the lapse of time or both) would constitute a material breach or default, and no written notice of pending material premium increase, cancellation, non-renewal, disallowance or reduction in coverage or claim or termination has been received by the Company or any Subsidiary, in each case, except where such failure, default, breach or termination was not or would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. No claim by the Company or its Subsidiaries is pending under any such policies as to which coverage has been denied or disputed, or rights reserved to do so, by the underwriters thereof. The coverages provided by such insurance policies are believed by the Company to be reasonably adequate in amount and scope for the Company’s and its Subsidiaries’ business and operations.

Section 2.24    Brokers. Except as set forth in Schedule 2.24, no investment banker, financial advisor, broker, or finder has acted for or on behalf of the Company or any Affiliate in connection with this Agreement, any Ancillary Agreement or the Transactions, and the Company has not entered into any agreement with any Person which will result in the obligation of the Company or its Subsidiaries or Parent to pay any finder’s fee, brokerage fees, commission or similar compensation in connection with the Transactions.

Section 2.25    Anti-Corruption Matters.

(a)    Since January 1, 2020, neither the Company nor any Subsidiary, nor, to the Company’s Knowledge, any of its Representatives, or any other Person acting for or on behalf of them is or has been (i) a Person named on any Economic Sanctions Laws or Export Control Laws-related list of designated Persons maintained by a Governmental Authority; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any Economic Sanctions Laws or Export Control Laws; (iii) an entity owned, directly or indirectly, individually or in the aggregate, fifty (50) percent or more by one or more Persons described in clauses (i) and (ii); (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i) through (iii) or any country or territory which is or has, since January 1, 2020, been the

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subject of or target of any Economic Sanctions Laws or Export Control Laws or (v) engaged in any activity or conduct that has resulted or will result in the violation of any applicable Anti-Corruption Laws, Economic Sanctions Laws, or Export Control Laws.

(b)    The Company and each Subsidiary has in place commercially reasonable procedures to prevent violation of any Anti-Corruption Laws, Economic Sanctions Laws or Export Control Laws by their Affiliates and Representatives.

(c)    Since January 1, 2020, (i) none of the Company, any Subsidiary, any director, officer or employee of the Company or any Subsidiaries or, to the Company’s Knowledge, any of its or their other Representatives or other Persons acting on its or their behalf is or has been the subject of any Action, filings, disclosures, Order, investigation, inquiry, litigation, or administrative or enforcement proceeding by any Governmental Authority regarding any offense or alleged offense under any Anti-Corruption Laws or Economic Sanctions Laws, (ii) to the Company’s Knowledge, no such Action, filings disclosures, Orders, investigation, inquiry, litigation, or proceedings have been threatened or are pending and (iii) to the Company’s Knowledge, there are no circumstances likely to give rise to any such Action, filings, disclosures, Order, investigation, inquiry, litigation, or proceedings.

Section 2.26    Board Approval. The board of directors of the Company (including any required committee or subgroup thereof) has (a) determined that the Merger is fair to, and in the best interests of, the Company and the Company Stockholders, (b) duly approved and declared advisable this Agreement and the Ancillary Agreement to which the Company is a party in accordance with the Company’s Charter Documents and resolved to recommend approval and adoption of this Agreement to the Company Stockholders and (c) directed that this Agreement be submitted to the Company Stockholders for their approval and adoption.

Section 2.27    Company Stockholder Approval. The approval and adoption of this Agreement and the approval of the Merger by the Company Stockholders requires the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock and Company Preferred Stock, voting together as a single class on an “as-converted” to Company Common Stock basis given in writing or at a meeting in accordance with the Company Certificate of Incorporation and the DGCL (collectively, the “Merger Stockholder Approval”). The approval of the Company Preferred Stock Conversion requires the approval of (i) GBIF Management Ltd. and (ii) a majority of the outstanding shares of Company Preferred Stock, voting together as a single class on an “as-converted” to Company Common Stock basis given in writing or at a meeting in accordance with the Company Certificate of Incorporation and the DGCL (collectively, the “Conversion Stockholder Approval,” and, together with the Merger Stockholder Approval, the “Company Stockholder Approval”). The Supporting Stockholders hold a sufficient number of shares of Company Capital Stock to obtain the Company Stockholder Approval. The Company Stockholder Approval is the only vote of holders of securities of the Company necessary to approve the Merger.

Section 2.28    Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company or any of its Subsidiaries expressly for inclusion or incorporation by reference prior to the Closing in the Proxy Statement/Prospectus will, when the Proxy Statement/Prospectus is declared effective or when the Proxy Statement/Prospectus is mailed to the Parent Stockholders or at the time of the Special Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 2.29    Exclusivity of Representations. Except as provided in this Article 2 and the certificates and Ancillary Agreements delivered in connection herewith or pursuant hereto, in each case as modified by the Company Schedule, neither the Company, any Subsidiary, any of its or their Affiliates, nor any of its or their respective directors, officers, employees, stockholders, or Representatives has made, or are making, any representation or warranty, expressed or implied, at law or in equity whatsoever to Parent or its Affiliates. The

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Company acknowledges and agrees (on its own behalf and on behalf of its Affiliates and its Representatives) that: (a) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of Parent; (b) it has been afforded satisfactory access to the books and records, facilities and personnel of Parent for purposes of conducting such investigation; and (c) except for the representations and warranties set forth in Article 3 and the certificates and Ancillary Agreements delivered in connection herewith or pursuant hereto, in each case as modified by the Parent Schedule, it is not relying on any representations and warranties or any other materials from any Person in connection with the transactions contemplated hereby.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Subject to the exceptions (a) set forth in Schedule 3 attached hereto (the “Parent Schedule”), but subject to Section 8.15 and (b) in any Parent SEC Reports (excluding any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature), each of Parent and Merger Sub represents and warrants to the Company as follows:

Section 3.1    Organization and Qualification.

(a)    Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has the requisite power and authority necessary to own, lease, and operate the properties it purports to own, lease, or operate and to carry on its business as it is now being conducted.

(b)    Each of Parent and Merger Sub is duly qualified or licensed to do business as a foreign entity and is in good standing in each jurisdiction where the character of the properties owned, leased, or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure thereof would not have or be reasonably expected to have, a Parent Material Adverse Effect. Each jurisdiction in which Parent or Merger Sub is so qualified or licensed is listed in Schedule 3.1.

(c)    Each of Parent and Merger Sub is in possession of all Approvals necessary to own, lease, and operate the properties it purports to own, lease, or operate and to carry on its business as it is now being conducted, except where the failure to possess any such Approval (or the equivalent thereof) would not be, individually or in the aggregate, material to the Parent and Merger Sub, taken as a whole. Complete and correct copies of the Charter Documents of Parent and Merger Sub, as amended and currently in effect, have been made available to the Company or the Company’s counsel and neither the Parent or Merger Sub is in breach or violation of any provision set forth in their Charter Documents.

Section 3.2    Subsidiaries. Except for Merger Sub, neither Parent nor Merger Sub has any direct or indirect Subsidiaries or participations in joint ventures or other entities, and do not own, directly or indirectly, any capital stock or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated.

Section 3.3    Power and Authorization. Subject to the approval of the Parent Stockholder Matters by the Parent Stockholders, each of Parent and Merger Sub has all requisite power and authority necessary for, and has duly authorized by all necessary action, the execution, delivery and performance by each of Parent and Merger Sub of this Agreement and each Ancillary Agreement to which it is (or with respect to Ancillary Agreements to be entered into after the date of this Agreement, will be) a party and the consummation of the Transactions. This Agreement and each Ancillary Agreement to which Parent and Merger Sub are (or with respect to Ancillary Agreements to be entered into after the date of this Agreement, will be) a party (a) has been (or, in the case of

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Ancillary Agreements to be entered into after the date of this Agreement, will be when executed and delivered) duly and validly executed and delivered by Parent and Merger Sub and (b) is (or in the case of Ancillary Agreements to be entered into after the date of this Agreement, will be when executed and delivered) enforceable against Parent and Merger Sub in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

Section 3.4    Authorization of Governmental Authorities. Assuming the truth and accuracy of the representations and warranties set forth in Section 2.4 (and assuming all Consents referenced in such Section (or required to be disclosed in the corresponding Section of the Company Schedules) are made or obtained), except for (a) compliance with applicable requirements of the HSR Act, (b) the filing of the Certificate of Merger and (c) those Consents (if any) as will have been obtained or made at or prior to Closing, that would, individually or in the aggregate, reasonably be expected to be material to Parent and Merger Sub taken as a whole, in each case which are set forth in Schedule 3.4, no action by (including any authorization, Consent or approval of), or in respect of, or filing, report, notice, registration, Permit, clearance, expiration or termination of waiting periods with, any Governmental Authority is required by or on behalf of Parent or Merger Sub for, or in connection with, (i) the valid and lawful authorization, execution, delivery and performance by each of Parent and Merger Sub of this Agreement or any Ancillary Agreement to which it is (or with respect to Ancillary Agreements to be entered into after the date of this Agreement, will be) a party or (ii) the consummation of the Transactions by Parent and Merger Sub.

Section 3.5    Non-Contravention. Neither the authorization, execution, delivery, or performance by Parent or Merger Sub of this Agreement or any Ancillary Agreement to which it is (or with respect to Ancillary Agreements to be entered into after the date of this Agreement, will be) a party, nor the consummation of the Transactions, will, directly or indirectly (with or without due notice or lapse of time or both):

(a)    subject to compliance with the requirements specified in clauses (a) through (c) of Section 3.4, result in a breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, any Order or Legal Requirement that would be, or reasonably be expected to be, material to Parent and Merger Sub, taken as a whole;

(b)    result in a breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in termination of or loss of benefits or give rise to any right of termination, cancellation, amendment, modification, suspension or revocation, or accelerate the performance required by, or require any action by (including any authorization, consent or approval) or notice to, or increase any payment to, any Person under any of the terms, conditions or provisions of (i) any Contractual Obligation of Parent or Merger Sub (except to the extent that any such breach, violation, default, termination, acceleration, or other action would not materially delay or impair the ability of Parent or Merger Sub, as applicable, to enter into this Agreement or any of the Ancillary Agreements or to consummate the Transactions) or (ii) the Charter Documents of Parent or Merger Sub;

(c)    result in the creation or imposition of any material Lien on any material asset of Parent or Merger Sub other than Permitted Liens, Liens under applicable securities laws, or Liens created by the Company; or

(d)    result in the triggering, acceleration, vesting or increase of (i) any payment to any Person or (ii) any equity security of Parent pursuant to any Contractual Obligation of Parent or Merger Sub.

Section 3.6    Compliance. Each of Parent and Merger Sub has complied in all material respects with all, and is in compliance in all material respects with all, and is not in material violation of any, Legal Requirements with respect to the conduct of its business, assets, properties or the ownership or operation of its business. No written notice or communication of material actual, potential or alleged noncompliance with any material Legal Requirement has been received by Parent or Merger Sub, and, to Parent’s Knowledge as of the date hereof, no such notice or communication has been delivered to any other Person.

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Section 3.7    Capitalization.

(a)    As of the date of this Agreement, the authorized capital stock of Parent consists of (i) 221,000,000 shares of common stock of Parent, of which 200,000,000 shares have been designated Parent Class A Common Stock and 20,000,000 shares have been designated Parent Class F Common Stock and (ii) 1,000,000 shares of Parent Preferred Stock. The outstanding Parent Securities set forth on Schedule 3.7(a) represent all of the issued and outstanding Parent Securities as of the date of this Agreement. All outstanding Parent Securities (i) have been duly authorized and validly issued and fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Legal Requirements, including federal and state securities laws, and all requirements set forth in (A) Parent’s Charter Documents, and (B) any other applicable Contractual Obligation governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal or first offer, preemptive right, subscription right or any similar right under any provision of any applicable Law, Parent’s Charter Documents or any Contractual Obligation to which Parent is a party or otherwise bound.

(b)    Except as provided for in this Agreement or as set forth in Schedule 3.7(a) hereto, there are no subscriptions, options, warrants, equity securities, or other ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which Parent is a party or by which it is bound obligating Parent to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock or other ownership interests of Parent or obligating Parent to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment, or agreement. Parent does not have any outstanding bonds, debentures, notes or other obligations the holders of which have, or upon the happening of certain events would have, the right to vote (or which are convertible into or exercisable or exchangeable for securities having the right to vote) with the Parent Stockholders on any matter.

(c)    Except as provided for in this Agreement or as set forth in Schedule 3.7(c), there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan, or other Contract or understanding to which Parent is a party or by which Parent is bound with respect to any securities of Parent.

(d)    Except as provided for in this Agreement or as set forth in Schedule 3.7(d), as a result of the consummation of the Transactions, no shares of capital stock, warrants, options, or other securities of Parent are issuable, and no rights in connection with any shares, warrants, options, or other securities of Parent accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(e)    Except as provided for in this Agreement or as set forth in Schedule 3.7(e), no outstanding securities of Parent are unvested or subjected to a repurchase option, risk of forfeiture, or other condition under any applicable agreement with Parent.

(f)    The authorized and outstanding capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.0001 per share. Parent owns all of the outstanding shares of common stock of Merger Sub, free and clear of all Liens (other than transfer restrictions under applicable securities Laws).

(g)    The Closing Merger Consideration and Reserve Consideration, when issued in accordance with the terms hereof, shall be duly authorized and validly issued, fully paid and non-assessable and issued in compliance with all applicable state and Federal Securities Laws and not subject to, and not issued in violation of, any Lien, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Legal Requirements, Parent’s Charter Documents, or any Contractual Obligation to which Parent is a party or otherwise bound.

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Section 3.8    Parent SEC Reports and Financial Statements.

(a)    Parent has timely filed all registration statements, reports, schedules, forms, statements and other documents required to be filed by Parent prior to the date of this Agreement with the SEC pursuant to Federal Securities Laws since its formation (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of their filing and including all exhibits thereto, the “Parent SEC Reports”). All Parent SEC Reports and all certifications and statements required by: (i) Rule 13a-14 or 15d-14 under the Exchange Act; or (ii) 18 U.S.C. § 1350 (Section 906) of the Sarbanes-Oxley Act with respect to any of the foregoing (collectively, the “Certifications”) are available on the SEC’s Electronic Data-Gathering, Analysis and Retrieval system (EDGAR) in full without redaction. None of the Parent SEC Reports, as of their respective dates (or, if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Certifications, as of their respective dates of filing, and as of the date of any amendment, or filing that superseded the initial filing, are each true and correct in all material respects. The audited financial statements of Parent (“Parent Audited Financial Statements”) and unaudited interim financial statements of Parent (“Parent Unaudited Financial Statements,” and, together with the Parent Audited Financial Statements, the “Parent Financial Statements”) (including, in each case, the notes and schedules thereto) included in the Parent SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with U.S. GAAP applied on a consistent basis in accordance with past practice during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments that are not expected to be material) in all material respects the financial position of Parent as of the respective dates thereof and the results of operations and cash flows for the respective periods then ended. As used in this Section 3.8, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b)    Except as not required in reliance on exemptions from various reporting requirements by virtue of Parent’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, or “smaller reporting company” within the meaning of the Exchange Act, Parent has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 and 15d-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Parent is made known to Parent’s principal executive officer and its principal financial officer. To Parent’s Knowledge, such disclosure controls and procedures are effective in timely alerting Parent’s principal executive officer and principal financial officer to material information required to be included in Parent’s periodic reports required under the Exchange Act.

(c)    Except as not required in reliance on exemptions from various reporting requirements by virtue of Parent’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, or “smaller reporting company” within the meaning of the Exchange Act, Parent has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) (“ICOFR”). To Parent’s Knowledge, such ICOFR are sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of the Parent Financial Statements for external purposes in accordance with U.S. GAAP.

(d)    There are no outstanding loans or other extensions of credit made by Parent to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Parent. Parent has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

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(e)    To Parent’s Knowledge, as of the date hereof, there are no outstanding comments from the SEC with respect to the Parent SEC Reports. To Parent’s Knowledge, none of the Parent SEC Reports filed on or prior to the date hereof are subject to ongoing SEC review or investigation as of the date hereof.

(f)    To Parent’s Knowledge, no officer, contractor, subcontractor, or agent of Parent has provided information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any Legal Requirement by Parent.

Section 3.9    Absence of Certain Developments. Except as set forth in Schedule 3.9, since June 30, 2022, (a) there has not been any change, development, condition or event that constitutes a Parent Material Adverse Effect; and (b) Parent has not taken any action that would have required the prior written consent of the Company under Section 4.1(c) if such action had been taken on or after the date hereof and prior to the Closing.

Section 3.10    Trust Fund.

(a)    As of October 31, 2022, Parent has $403,085,489.65 invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 in a trust account administered by Continental (the “Trust Fund”), pursuant to that certain Investment Management Trust Agreement by and between Parent and Continental, dated as of January 27, 2021 (the “Trust Agreement”). The Trust Fund shall be utilized in accordance with Section 5.10 hereof and the Trust Agreement.

(b)    The Trust Agreement has not been amended or modified and is valid and in full force and effect and is enforceable in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. Parent has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder, and there does not exist under the Trust Agreement any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by Parent or, to Parent’s Knowledge, the trustee under the Trust Agreement. There are no separate Contractual Obligations, side letters or other understandings (whether written or unwritten, express or implied): (i) between Parent and Continental that would cause the description of the Trust Agreement in the Parent SEC Reports to be inaccurate in any material respect; or (ii) to Parent’s Knowledge, that would entitle any Person (other than (a) in respect of deferred underwriting commissions or Taxes or (b) stockholders of Parent holding Parent Class A Common Stock sold in Parent’s initial public offering who shall have elected to redeem their shares of Parent Class A Common Stock pursuant to Parent’s Charter Documents) to any portion of the proceeds in the Trust Fund, except as described in the Parent SEC Reports. Prior to the Closing, none of the funds held in the Trust Fund may be released except: (A) interest income earned on the Trust Fund to pay taxes; and (B) to redeem Parent Class A Common Stock in accordance with the provisions of Parent’s Charter Documents. There are no Actions pending or, to Parent’s Knowledge, threatened in writing with respect to the Trust Fund.

Section 3.11    Real Property; Personal Property. Neither Parent nor Merger Sub owns or leases any real property or personal property.

Section 3.12    Intellectual Property. Neither Parent nor Merger Sub owns, licenses, or otherwise has any right, title or interest in any Intellectual Property Rights.

Section 3.13    Tax Matters.

(a)    Each of Parent and Merger Sub has timely filed or has caused to be timely filed on its behalf all income and other material Tax Returns in each jurisdiction in which Parent and/or Merger Sub is required to file Tax Returns. All such Tax Returns were true, correct and complete in all material respects. All material Taxes

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(including, for the avoidance of doubt, sales, use, value added and similar Taxes) owed by Parent and Merger Sub (whether or not shown on any Tax Return) have been timely paid. Neither Parent nor Merger Sub is currently the beneficiary of any extension of time within which to file any Tax Return (other than validly obtained automatic extensions). No written claim has ever been made by a Governmental Authority in a jurisdiction where Parent or Merger Sub does not file Tax Returns that Parent or Merger Sub is or may be subject to taxation by that jurisdiction.

(b)    There is no outstanding audit or examination concerning any Taxes or Tax Return of Parent or Merger Sub and no such audit or examination has been claimed, threatened, or raised in writing by a Governmental Authority.

(c)    There is no Tax deficiency outstanding, proposed in writing or assessed against Parent or Merger Sub, which deficiency has not been satisfied by payment, settled or withdrawn, nor has Parent or Merger Sub executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

(d)    No adjustment relating to any Tax Returns filed by Parent or Merger Sub has been proposed in writing, by any Governmental Authority.

(e)    No power of attorney that has been granted by Parent or Merger Sub with respect to a Tax matter is currently in effect.

(f)    Neither Parent nor Merger Sub has ever been included in any “consolidated,” “unitary,” “combined,” or similar Tax Return provided for under any Legal Requirements as a member of an affiliated group within the meaning of Section 1504 of the Code or otherwise (other than a group including only Parent and Merger Sub), and has no liability for the Taxes of any other Person, under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or non-U.S. Law, or by reason of any agreements, contracts, or arrangements as a successor or transferee or otherwise, other than any Customary Agreement. Neither Parent nor Merger Sub is a party to or bound by any Tax sharing agreement providing for the allocation of Taxes among members of an affiliated, consolidated, combined or unitary group, or any Tax receivable, Tax allocation, Tax indemnity or similar agreements, other than any Customary Agreement. Parent and Merger Sub have timely paid all material amounts of Taxes required to be paid by or on behalf of them pursuant to any Customary Agreement. No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been requested, entered into or issued by any Governmental Authority with respect to Parent which agreement or ruling would have binding effect on Parent after the Closing.

(g)    Neither Parent nor Merger Sub is currently subject to any Liens, other than Liens described in clause (a) of the definition of Permitted Liens, imposed on any of its assets as a result of the failure or alleged failure of Parent or Merger Sub to pay Taxes.

(h)    Neither Parent nor Merger Sub has any liability for any unpaid Taxes which have not been accrued for or reserved on the balance sheets included in the Parent Financial Statements, whether asserted or unasserted, contingent or otherwise, and no material amount of unpaid Taxes of Parent or Merger Sub have been incurred since the date of the Parent Financial Statements, other than in the ordinary course of business of Parent and Merger Sub. Parent and Merger Sub have each used at all times during their existence the accrual method of accounting for income Tax purposes.

(i)    Neither Parent nor Merger Sub is or has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

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(j)    Neither Parent nor Merger Sub (or any predecessor thereof) has been a “distributing corporation” or a “controlled corporation” (as such terms are defined in Section 355 of the Code) in a transaction purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code (or any similar provision of state, local or non-U.S. Law).

(k)    Neither Parent nor Merger Sub will be required to include any material item of income, or exclude any material item of deduction, for any taxable period (or portion thereof) after the Closing Date as a result of: (i) an installment sale transaction occurring before the Closing governed by Section 453 of the Code (or any similar provision of state, local or non-U.S. Legal Requirements) or open transaction occurring before the Closing, in each case, entered into by Parent or Merger Sub; (ii) a disposition by Parent or Merger Sub occurring before the Closing reported as an open transaction for U.S. federal income Tax purposes (or any similar provision of state, local, or non-U.S. Legal Requirements); (iii) any prepaid amounts received by Parent or Merger Sub prior to the Closing or deferred revenue realized, accrued or received prior to the Closing; (iv) a change in method of accounting under Section 481 of the Code or any similar provision of state, local or non-U.S. Law for any taxable period (or portion thereof) ending on or prior to the Closing Date (or as a result of an impermissible method used by Parent or Merger Sub prior to Closing); (v) an agreement entered into by or on behalf of Parent or Merger Sub with any Governmental Authority (including a “closing agreement” under Section 7121 of the Code) prior to the Closing; (vi) intercompany transactions entered into by Parent or Merger Sub or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Legal Requirements); (vii) any “Subpart F income” under Section 951 of the Code as a result of any investment made or transaction closed on or prior to the Closing Date; (viii) “global intangible low-taxed income” within the meaning of Section 951A of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) of Parent or Merger Sub attributable to a taxable period (or portion thereof) ending on or prior to the Closing Date; (ix) any COVID-19 Response Law; (x) any investment in “United States property” (as defined in Code Section 956(c)) made prior to the Closing Date by a Subsidiary that is a “controlled foreign corporation” within the meaning of Section 957(a) of the Code; or (xi) any gain recognition agreement under Section 367 of the Code. Parent has not made any election under Section 965(h) of the Code (or any corresponding or similar provision of state, local or non-U.S. Law).

(l)    Neither Parent nor Merger Sub has taken, intends to take, or has agreed to take any action or is aware of any fact or circumstance that would prevent or impede, or would reasonably be expected to prevent or impede, the Transactions from qualifying for the Intended Tax Treatment.

(m)    No Subsidiary of Parent that is incorporated in a jurisdiction outside of the United States (i) is a “controlled foreign corporation” as defined in Section 957 of the Code, (ii) is a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or (iii) has received written notice from the IRS claiming that it may be subject to U.S. federal income Tax as a result of being engaged in a trade or business within the United States within the meaning of Section 864(b) of the Code or having a permanent establishment in the United States, which notice or claim has not since been withdrawn.

(n)    Neither Parent nor Merger Sub has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

Section 3.14    Employees; Employee Benefit Plans.

(a)    Other than any officers or as described in Schedule 3.14(a), Parent and Merger Sub do not have and have never had any employees. Other than reimbursement of any out-of-pocket expenses incurred by Parent’s officers and directors in connection with activities on Parent’s behalf in an aggregate amount not in excess of the amount of cash held by Parent outside of the Trust Fund, neither Parent nor Merger Sub has any unsatisfied material liability with respect to any employee.

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(b)    Other than as contemplated by this Agreement, Parent and Merger Sub do not currently, and do not plan or have any commitment to, maintain, sponsor, contribute to or have any liability with respect to any Employee Plans.

(c)    The representations and warranties contained in this Section 3.14 are the only representations and warranties being made by Parent with respect to employee benefits.

Section 3.15    Contracts. Schedule 3.15 sets forth a true, correct and complete list of each “material contract” (as such term is defined in Regulation S-K of the SEC) to which Parent or Merger Sub is a party, other than any such material contract previously filed with the SEC.

Section 3.16    Affiliate Transactions. Except as described in Schedule 3.16 or as contemplated by this Agreement, no Contractual Obligation between Parent, on the one hand, and any of the present or former directors, officers, employees, stockholders or warrant holders or Affiliates of Parent (or an immediate family member of any of the foregoing), on the other hand, will continue in effect following the Closing.

Section 3.17    Litigation. There is no Action pending, or, to Parent’s Knowledge, threatened in writing, to which Parent or Merger Sub is a party (either as plaintiff or defendant) or to which its assets are subject. To Parent’s Knowledge, no allegations of sexual harassment, discrimination, retaliation, bullying or other misconduct have been made against any officer or director of Parent or Merger Sub.

Section 3.18    Parent Listing. The issued and outstanding shares of Parent Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NYSE under the symbol “TLGA.” The issued and outstanding Parent Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NYSE under the symbol “TLGA WS.” The issued and outstanding Parent Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NYSE under the symbol “TLGA WS.” There is no Action pending or, to Parent’s Knowledge, threatened in writing against Parent by NYSE or the SEC with respect to any intention by such entity to deregister the Parent Class A Common Stock, Parent Warrants or Parent Units or terminate the listing of Parent on NYSE. None of Parent or any of its Affiliates has taken any action in an attempt to terminate the registration of the Parent Class A Common Stock, Parent Warrants or Parent Units under the Exchange Act.

Section 3.19    Brokers. Except as set forth in Schedule 3.19, no investment banker, financial advisor, broker, or finder has acted for or on behalf of Parent, Merger Sub or any Affiliate thereof in connection with this Agreement, any Ancillary Agreement or the Transactions, and Parent and Merger Sub (and, to the Parent’s Knowledge, the Sponsor) have not entered into any agreement with any Person which will result in the obligation of Parent to pay any finder’s fee, brokerage fees, commission, or similar compensation in connection with the Transactions.

Section 3.20    Business Activities; Undisclosed Liabilities. Since its respective incorporation, neither Parent nor Merger Sub has conducted any business activities other than activities in connection with its incorporation, in connection with Parent’s initial public offering, or directed toward the accomplishment of one or more business combinations. None of Parent or Merger Sub have any Liabilities required by U.S. GAAP to be reflected in a balance sheet or disclosed in notes thereto, other than any such Liabilities: (a) reflected or reserved for on Parent’s balance sheet for the fiscal quarter ended June 30, 2022, as reported on Form 10-Q or disclosed in the notes thereto, (b) that have arisen since June 30, 2022, in the ordinary course of the operation of business of Parent consistent with past practice, (c) incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Agreement, the performance of its covenants and agreements in this Agreement or any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby or (d) as expressly permitted by Section 4.1(c).

Section 3.21    Board Approval. The board of directors of each of Parent and Merger Sub (including any required committee or subgroup thereof) has (a) unanimously determined that this Agreement, the Ancillary

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Agreements and the transactions contemplated hereby and thereby, including the Merger and the Financings, are advisable and fair to, and in the best interests of, Parent and the Parent Stockholders, (b) authorized and approved this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby, including the Merger and the Financings, and resolved to recommend the approval and adoption of this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby, including the Merger, by the Parent Stockholders (the “Parent Board Recommendation”) and (c) directed that this Agreement be submitted to the Parent Stockholders for their approval and adoption. Other than the approval of the Parent Stockholder Matters, no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve the consummation of the Transactions.

Section 3.22    Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub expressly for inclusion or incorporation by reference prior to the Closing in the Proxy Statement/Prospectus will, when the Proxy Statement/Prospectus is declared effective or when the Proxy Statement/Prospectus is mailed to the Parent Stockholders or at the time of the Special Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 3.23    Exclusivity of Representations. Except as provided in this Article 3 and the certificates and Ancillary Agreements delivered in connection herewith or pursuant hereto, in each case as modified by the Parent Schedule, neither Parent, Merger Sub, any of its or their Affiliates, nor any of its or their respective directors, officers, employees, shareholders or representatives has made, or are making, any representation or warranty of any kind or nature expressed or implied, at law or in equity whatsoever to the Company or its Affiliates. Each of Parent and Merger Sub acknowledges and agrees (on its own behalf and on behalf of its Affiliates and its Representatives) that: (a) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Company; (b) it has been afforded satisfactory access to the books and records, facilities and personnel of the Company for purposes of conducting such investigation; and (c) except for the representations and warranties with respect to the Company set forth in Article 2 and the certificates and Ancillary Agreements delivered in connection herewith or pursuant hereto, in each case as modified by the Company Schedule, it is not relying on any representations and warranties or any other materials from any Person in connection with the transactions contemplated hereby.

ARTICLE 4

COVENANTS OF THE PARTIES

Section 4.1    Operation of Business by the Company, Parent and Merger Sub.

(a)    Conduct of Business Generally. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Closing (the “Interim Period”), each of the Company, Parent and Merger Sub shall, except for those actions or omissions (i) set forth in Schedule 4.1(a), (ii) expressly required or permitted by the terms of this Agreement or any Ancillary Agreement, (iii) required by applicable Law, including any Public Health Measures (provided that any action taken (or omitted to be taken) by the Company shall be reasonable) or (iv) consented to in writing by the other Party (which consent shall not be unreasonably withheld, conditioned or delated), (A) carry on its business in the ordinary course and (B) with respect to the Company, use commercially reasonable efforts to (1) maintain and preserve substantially intact its present business organization, (2) keep available the services of its present officers and key employees and (3) maintain and preserve the material assets, properties, goodwill and relationships with Customers, suppliers, partners, distributors, licensors, licensees, and others with which it has material business dealings; provided, however, that no action or failure to take action by the Company of the type specifically addressed by any of the subsections of Section 4.1(b) shall constitute a breach under this Section 4.1(a) by the Company unless such action would constitute a breach of such subsection of Section 4.1(b)

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applicable to the Company, which shall be the operative provision of Section 4.1 with respect to such specifically addressed actions, and no action or failure to take action by Parent or Merger Sub of the type specifically addressed by any of the subsections of Section 4.1(c) shall constitute a breach under this Section 4.1(a) by Parent or Merger Sub unless such action would constitute a breach of such subsection of Section 4.1(c) applicable to Parent or Merger Sub, which shall be the operative provision of Section 4.1 with respect to such specifically addressed actions.

(b)    Conduct of Business of the Company. Except for those actions or omissions set forth in Schedule 4.1(b), expressly required or permitted by the terms of this Agreement, required by applicable Legal Requirements, or taken or omitted to be taken as a result of Public Health Measures or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), during the Interim Period, the Company shall not do, and shall cause its Subsidiaries not to do, any of the following:

(i)    Abandon, dispose of, allow to lapse, transfer, sell, assign, or license to any Person or otherwise extend, amend or modify any existing or future Intellectual Property Rights, other than non-exclusive licenses granted in connection with the Company Services in the ordinary course of business;

(ii)    Transfer or provide a copy of any Company Source Code to any Person, other than to current employees, contractors, and consultants of the Company or any Subsidiary under current and enforceable confidentiality agreements;

(iii)    Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or other equity interest, or split, combine or reclassify any equity interest of the Company or its Subsidiaries or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or other equity interest of the Company or its Subsidiaries, except transactions in the ordinary course of business consistent with past practice between the Company and any wholly owned Subsidiary of the Company or between wholly owned Subsidiaries of the Company;

(iv)    Purchase, redeem or otherwise acquire, directly or indirectly, any capital stock or other equity interest of the Company or its Subsidiaries, other than the exercise of any Company Stock Options or Company Warrants pursuant to Contractual Obligations in effect as of the date hereof;

(v)    Other than pursuant to Contractual Obligations in effect as of the date hereof and made available to Parent, issue, deliver, sell, authorize, pledge or otherwise encumber, or subject to a Lien (other than a Permitted Lien), or agree to any of the foregoing with respect to, any capital stock of the Company or its Subsidiaries or any securities convertible into or exchangeable for capital stock of the Company or its Subsidiaries, or subscriptions, rights, warrants or options to acquire any capital stock of the Company or its Subsidiaries or any securities convertible into or exchangeable for capital stock of the Company or its Subsidiaries, or enter into other agreements or commitments of any character obligating it to issue, deliver or sell any such capital stock of the Company or its Subsidiaries or convertible or exchangeable securities (in each case, other than the grant of any Company Stock Option to a current employee of the Company or to a new hire, on terms substantially equivalent to then outstanding Company Stock Options); provided that the Company may issue capital stock in connection with the Private Capital Raise or the Committed Capital Raise; and provided, further, that neither the exercise nor settlement of any Company Convertible Security, in each case in accordance with its terms, shall require the consent of the Parent;

(vi)    Amend, supplement, restate, modify or otherwise terminate any of the Company or its Subsidiaries’ Charter Documents;

(vii)    (A) merge, consolidate, combine or amalgamate the Company or its Subsidiaries with any Person or (B) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, except for acquisitions made or entered into that do not exceed $500,000 individually or $1,000,000 in the aggregate; provided that (1) financial statements of the

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acquired, merged or consolidated entity shall not be required to be included in the Proxy Statement/Prospectus and (2) the Company survives any such acquisition, merger or consolidation;

(viii)    Enter into any joint ventures, strategic partnerships or alliances, or other arrangements or Contracts that provide for exclusivity of territory or otherwise restrict the Company’s or any Subsidiary’s ability to compete or to offer or sell any products or services to other Persons, in each case, other than such arrangements made in the ordinary course of business consistent with past practice;

(ix)    Sell, lease, license, encumber or otherwise dispose of any properties or assets, except the sale, lease or disposition of property or assets that are not material, individually or in the aggregate, to the business of the Company and its Subsidiaries, taken as a whole;

(x)    Except for incurrences of indebtedness by the Company or its Subsidiaries (A) under existing credit facilities as set forth in Schedule 2.8(g) or (B) in connection with any acquisition not prohibited pursuant to Section 4.1(b)(vii), incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person or Persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing; provided that, notwithstanding the foregoing, the Company may incur Indebtedness in connection with the Private Capital Raise and the Committed Capital Raise;

(xi)    Except as required pursuant to the terms of any Employee Plan or other Contractual Obligation in effect as of the date hereof, (A) materially increase any payments or benefits under any Employee Plan other than in connection with a renewal or replacement of any existing Employee Plan, (B) grant any severance or termination pay, other than in the ordinary course of business consistent with past practices, (C) except as set forth on Schedule 4.1(b)(xi), pay any special bonus or special remuneration, or increase the compensation payable or paid, whether conditionally or otherwise, to any Person whose annual compensation exceeds $275,000 in the aggregate, (D) enter into or adopt any new Employee Plan, or amend, modify or alter in any material respect any Employee Plan, other than in the ordinary course of business consistent with past practices, (E) take any action to accelerate any payment, right to payment, or benefit, or the funding of any payment, right to payment or benefit, payable or to become payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider, (F) terminate (other than for cause) any officer or employee of the Company and its Subsidiaries whose total annual compensation exceeds or would exceed $275,000, other than in the ordinary course of business consistent with past practices, (G) engage in or announce any employee layoffs, furloughs, reductions in force, or similar actions that could implicate WARN or (H) waive or release any noncompetition, nonsolicitation, no-hire, non-disclosure or other restrictive covenant obligation of any current or former director, officer or employee of the Company and its Subsidiaries;

(xii)    Enter into, amend, modify or alter in any material respect any collective bargaining agreement;

(xiii)    Release, assign, compromise, pay, discharge, settle or satisfy any material Actions (whether or not commenced prior to the date of this Agreement) other than the release, assignment, compromise, payment, discharge, settlement or satisfaction of any such Actions (A) in the ordinary course of business or (B) that are solely monetary in nature and do not individually exceed $250,000;

(xiv)    Waive the benefits of, agree to modify in any material manner, terminate, release any Person from or knowingly fail to enforce any confidentiality or similar covenant or agreement to which the Company or any of its Subsidiaries is a party or of which the Company or any of its Subsidiaries is a beneficiary, in each case, other than (A) with Customers and other counterparties in the ordinary course of business consistent with past practice or (B) such waivers, modifications, or releases that would not be material to the Company and its Subsidiaries, taken as a whole;

(xv)    Amend, modify or terminate any Disclosed Contract in a manner that is materially adverse to the Company and its Subsidiaries, taken as a whole (excluding, for the avoidance of doubt, any expiration of any Disclosed Contract pursuant to its terms), other than in the ordinary course of business;

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(xvi)    Except as required by Legal Requirements or U.S. GAAP, revalue any of its assets in any manner or make any change in accounting methods, principles or practices;

(xvii)    Make, revoke, amend, or rescind any material Tax elections, execute any waiver of restrictions on assessment or collection of any material amount of Tax, commence, settle, or compromise any claim or assessment in respect of a material amount of Taxes, or change any method of accounting with respect to a material item of income or loss, or annual accounting period, for Tax purposes, prepare or file any material Tax Return in a manner inconsistent with past practice (except to the extent required by Law), fail to pay any material amount of Tax when due (including any material estimated Tax payments), claim any material Tax credits or defer any material Tax payments under any COVID-19 Response Law, enter into any material Tax sharing, Tax allocation, Tax receivable or Tax indemnity agreement (other than any Customary Agreement), grant any power of attorney with respect to Taxes, or surrender any right to claim a material Tax refund;

(xviii)    Discontinue any material line of business or any material business operations of the Company and its Subsidiaries;

(xix)    Enter into, amend, waive or terminate (other than terminations in accordance with their terms or as contemplated by Section 5.13) any Affiliate Agreements;

(xx)    Authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving any of the Company or its Subsidiaries;

(xxi)    Make any material change to any of the cash management practices of the Company or any of its Subsidiaries, including materially deviating from or altering any of its practices, policies or procedures in paying accounts payable or collecting accounts receivable;

(xxii)    Take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment; or

(xxiii)    Agree in writing or otherwise agree or commit to take any of the actions described in Section 4.1(b)(i) through Section 4.1(b)(xxii) above.

(c)    Conduct of Business of Parent and Merger Sub. Except for those actions or omissions set forth in Schedule 4.1, expressly required or permitted by the terms of this Agreement, required by applicable Law, or taken or omitted to be taken or with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), during the Interim Period, Parent and Merger Sub shall not do any of the following:

(i)    Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or other equity interest, or split, combine or reclassify any equity interest or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or other equity interest;

(ii)    Purchase, redeem or otherwise acquire, directly or indirectly, any capital stock or other equity interest of Parent or Merger Sub, other than pursuant to Contractual Obligations in effect as of the date hereof;

(iii)    Other than pursuant to Contractual Obligations in effect as of the date hereof and made available to the Company, issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any capital stock or any securities convertible into or exchangeable for capital stock, or subscriptions, rights, warrants or options to acquire any capital stock or any securities convertible into or exchangeable for capital stock, or enter into other agreements or commitments of any character obligating it to issue any such capital stock or convertible or exchangeable securities; provided that Parent may issue capital stock or convertible or exchangeable securities pursuant to the Financing Agreements or in connection with the allocation of Incentive Shares;

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(iv)    Amend, supplement, restate or modify or otherwise terminate its Charter Documents;

(v)    Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association, or other business organization or division thereof, or enter into any joint ventures, strategic partnerships or alliances, or other arrangements;

(vi)    Except for Parent Borrowings and the costs and expenses necessary for an Extension including any additional Trust Fund contributions (such expenses, “Extension Expenses”), incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person or Persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Parent, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing;

(vii)    Except as required by Legal Requirements or U.S. GAAP, revalue any of its assets in any manner or make any change in accounting methods, principles or practices;

(viii)    Other than as required by Law or as consistent with ordinary course practices, increase any benefits under any Employee Plan, grant any severance or termination pay, pay any special bonus or special remuneration, or increase the compensation payable or paid, whether conditionally or otherwise, to any employee, director or officer of Parent or Merger Sub, or enter into or adopt any new severance plan, or amend, modify or alter in any material respect any Employee Plan;

(ix)    Release, assign, compromise, pay, discharge, settle or satisfy any material claims, liabilities, obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) or Actions (whether or not commenced prior to the date of this Agreement), other than the release, assignment, compromise, payment, discharge, settlement or satisfaction of any claims, liabilities or obligations that are solely monetary in nature and do not individually exceed $200,000, and provided payments related to such settlements are made prior to the Closing;

(x)    Make, revoke, amend, or rescind any material Tax elections, execute any waiver of restrictions on assessment or collection of any material amount of Tax, commence, settle, or compromise any claim or assessment in respect of a material amount of Taxes, change any method of accounting with respect to a material item of income or loss, or annual accounting period, for Tax purposes, prepare or file any material Tax Return in a manner inconsistent with past practice (except to the extent required by Law), fail to pay any material amount of Tax when due (including any material estimated Tax payments), claim any material Tax credits or defer any material Tax payments under any COVID-19 Response Law, enter into any material Tax sharing, Tax allocation, Tax receivable or Tax indemnity agreement (other than any Customary Agreement), grant any power of attorney with respect to Taxes, or surrender any right to claim a material Tax refund;

(xi)    Form or establish any Subsidiary;

(xii)    Enter into any material transaction with or distribute or advance any assets or property to any of its officers, directors, partners, stockholders, managers, members or other Affiliates, other than the (A) payment of salary and benefits, (B) payment of bonuses and (C) advancement of expenses, in each case as made in the ordinary course of business consistent with prior practice;

(xiii)    Amend the Trust Agreement or any other agreement related to the Trust Fund;

(xiv)    Amend, modify or terminate any Contractual Obligations disclosed in the Parent Schedule in a manner that is adverse to Parent (excluding, for avoidance of doubt, any expiration of any such Contractual Obligations pursuant to its terms);

(xv)    Liquidate, dissolve, reorganize or otherwise wind up the business or operations of Parent or Merger Sub;

(xvi)    Take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment; or

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(xvii)    Agree in writing or otherwise agree or commit to take any of the actions described in Section 4.1(c)(i) through Section 4.1(c)(xvi) above.

Notwithstanding anything to the contrary in this Section 4.1, nothing in this Agreement shall prohibit or restrict Parent from extending, in accordance with Parent’s Charter Documents and the IPO Prospectus, the deadline by which it must complete its Business Combination (an “Extension”), and no consent of any other Party shall be required in connection therewith.

(d)    No Control of the Other Party’s Business. The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give the Company, on the one hand, or Parent or Merger Sub, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Effective Time. Prior to the Effective Time, the Company, on the one hand, and Parent and Merger Sub, on the other hand, will exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their own business and operations.

Section 4.2     Confidentiality; Access to Premises and Information.

(a)    Confidentiality. The Parties agree that they shall be bound by the certain Confidentiality Agreement, dated May 27, 2022 (the “Confidentiality Agreement”), by and between the Company and Parent. The terms of the Confidentiality Agreement are incorporated herein by reference and shall continue in full force and effect until the Closing, at which time the Confidentiality Agreement shall terminate (except for Section 8 thereof, which shall remain in full force and effect after the Closing). If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect, subject to Section 7.2.

(b)    Access to Information. Subject to the Confidentiality Agreement, during the Interim Period, the Company will permit Parent, during normal business hours and upon reasonable notice, to have reasonable access to Representatives of the Company and to the premises, properties, books, records (including Tax records of the Company) and contracts of the Company and its Subsidiaries, except, in each case, for privileged attorney-client communications or attorney work product, and information or materials required to be kept confidential by applicable Legal Requirements or existing Contractual Obligations (provided that, in each such case, the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to provide (x) such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) or (y) such information in a manner without violating such privilege or Legal Requirement); provided, however, that in exercising access rights under this Section 4.2(b), Parent and Parent’s Representatives will not be permitted to interfere unreasonably with the conduct of the business of the Company or any of its Subsidiaries. The Company will instruct the PCAOB Auditor to provide Parent and its Representatives reasonable access to all of the financial information used in the preparation of the Financial Statements and PCAOB Audited Financial Statements and reasonably cooperate with the preparation of financial statements or financial information for inclusion in the Form S-4; provided that Parent and its Representatives execute any customary non-reliance or similar agreement reasonably requested by the PCAOB Auditor; provided, further, that the Company shall be entitled to attend any meeting and be copied on any correspondence between Parent or any of its Representatives and the PCAOB Auditor. Parent will permit the Company and its Representatives, during normal business hours and upon reasonable notice, to have reasonable access to Representatives of Parent and Merger Sub and to the books, records (including Tax records of Parent) and contracts of Parent and Merger Sub, except, in each case, for privileged attorney-client communications or attorney work product, and information or materials required to be kept confidential by applicable Legal Requirements (subject to the above-referenced reasonable best efforts to provide appropriate access); provided, however, that in exercising access rights under this Section 4.2(b), the Company and the Company’s Representatives will not be permitted to interfere unreasonably with the conduct of business of Parent or Merger Sub. Notwithstanding anything contained herein to the contrary, no access or examination provided pursuant to this Section 4.2 will qualify or limit any representation or warranty set forth herein or the conditions to the Closing set forth in Section 6.2(a) or Section 6.3(a), as applicable.

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Section 4.3    Exclusivity.

(a)    During the Interim Period, the Company will not (and will not cause or permit any Subsidiary or its or their Affiliates or Representatives to) solicit, initiate, knowingly facilitate, participate in, enter into, or continue discussions, negotiations, or transactions with, or knowingly encourage or respond to any inquiries or proposals by, or provide any information to any Person relating to or that could reasonably be expect to lead to or enter into or consummate any transaction relating to, (i) any merger, sale of the Company’s or its Subsidiaries’ equity interests or a material portion of the Company’s or its Subsidiaries’ assets, or a similar change in control transaction with respect to the Company or any Subsidiary or (ii) any financing, investment, acquisition, purchase, merger, sale or any other similar transaction that would restrict, prohibit or inhibit the Company’s ability to consummate the Transactions contemplated by this Agreement (the transactions in subsections (i) and (ii), collectively, “Competing Company Transactions”); provided, however, in the event of a transaction of the type described in clause (ii) above, the Company shall be permitted to take such actions as necessary for the Private Capital Raise and Committed Capital Raise. In addition, the Company will, and will cause each of its Subsidiaries and its and their respective Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted heretofore with respect to any Competing Company Transaction and terminate any such Person’s and such Person’s Representative’s access to any electronic data room. The Company will promptly (and in no event later than twenty-four (24) hours after becoming aware of such inquiry, proposal, offer or submission) (A) notify Parent if the Company or, to the Company’s Knowledge, any of its Subsidiaries, Affiliates, or Representatives receives any inquiry, proposal, offer or submission with respect to a Competing Company Transaction after the execution and delivery of this Agreement, (B) notify Parent of the identity of the Person making such inquiry or submitting such proposal, offer or submission and (C) provide Parent with a description of the material terms and conditions of any such Competing Company Transaction or a copy of such inquiry, proposal, offer or submission (in the case of subsections (B) and (C) only, to the extent not prohibited by any applicable non-disclosure agreement entered into prior to July 15, 2022, to which the Company is a party, as determined in good faith by the Company, in which case the Company shall provide such notice to the maximum extent not prohibited). In the event the Company receives an inquiry, proposal, offer or submission with respect to a Competing Company Transaction, the Company shall not, and shall cause its Subsidiaries and Representatives not to, conduct any further discussions with, provide any information to, or enter into negotiations with any Person proposing such Competing Company Transaction. The Company agrees that the rights and remedies for noncompliance with this Section 4.3(a) include specific performance, it being acknowledged and agreed that any breach or threatened breach will cause irreparable injury to Parent and that money damages would not provide an adequate remedy for such injury.

(b)    During the Interim Period, Parent and Merger Sub will not (and, subject to the last sentence of this Section 4.3(b), will not cause or permit their respective Affiliates or Representatives to) solicit, initiate, knowingly facilitate, participate in, enter into, or continue discussions, negotiations, or transactions with, or knowingly encourage or respond to any inquiries or proposals by, or provide any information to any Person relating to or that could reasonably be expect to lead to or enter into or consummate any transaction relating to, (i) any merger, sale of the equity interests of Parent or Merger Sub or a material portion of Parent’s assets, or a similar change in control transaction with respect to Parent or Merger Sub or (ii) any financing, investment, acquisition, purchase, merger, sale or any other similar transaction that would restrict, prohibit or inhibit Parent’s ability to consummate the Transactions contemplated by this Agreement (the transactions in subsections (i) and (ii), collectively, “Competing Parent Transactions”). In addition, Parent will, and will cause Merger Sub and each of its and their respective Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted heretofore with respect to any Competing Parent Transaction and terminate any such Person’s and such Person’s Representative’s access to any electronic data room. Parent will promptly (and in no event later than twenty-four (24) hours after becoming aware of such inquiry, proposal, offer or submission) notify the Company if Parent, Merger Sub or, to Parent’s Knowledge, any of its or their Representatives receives any inquiry, proposal, offer or submission with respect to a Competing Parent Transaction (including the identity of the Person making such inquiry or submitting such proposal, offer or submission), after the execution and delivery of this Agreement, and will provide the Company with a

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description of the material terms and conditions of or a copy of such inquiry, proposal, offer or submission to the extent not prohibited by any applicable non-disclosure agreement entered into prior to July 15, 2022, to which Parent is a party, as determined in good faith by Parent, in which case Parent shall provide such notice to the maximum extent not prohibited. Parent agrees that the rights and remedies for noncompliance with this Section 4.3(b) include specific performance, it being acknowledged and agreed that any breach or threatened breach will cause irreparable injury to the Company and that money damages would not provide an adequate remedy for such injury. Notwithstanding anything to the contrary in this Section 4.3(b), the foregoing shall not restrict Parent’s Affiliates (including Affiliates of Sponsor) in any way with respect to the pursuit of any transaction by such Affiliates not related to Parent.

Section 4.4    Certain Financial Information. Within thirty (30) days after the end of each fiscal month between the date hereof and the earlier of the Closing Date and the date on which this Agreement is terminated, the Company shall deliver to Parent unaudited consolidated financial statements for such month.

Section 4.5    Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including using reasonable best efforts to accomplish the following: (a) the taking of all acts necessary to cause the conditions precedent set forth in Article 6 to be satisfied, (b) the obtaining of all necessary actions, waivers, consents, approvals, orders and authorizations from Governmental Authorities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Authorities, if any) and the taking of all steps as may be necessary to avoid any Action, (c) the obtaining of all consents, approvals or waivers from third parties (it being understood that nothing herein shall require the Parties or any of their respective Affiliates to incur any liability or material expense in connection with obtaining any consent, approval or waiver), (d) the defending of any Action challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed and (e) the execution or delivery of any additional instruments reasonably necessary to consummate, and to fully carry out the purposes of, the Transactions. Notwithstanding anything herein to the contrary, nothing in this Agreement shall be deemed to require Parent or the Company to agree to any divestiture by itself or any of its Affiliates of shares of capital stock or of any business, assets or property, the imposition of any limitation on the ability of any of them to conduct their business or to own or exercise control of their respective assets, properties and capital stock or the incurrence of any liability or expense.

Section 4.6    HSR Act. If required pursuant to the HSR Act, as promptly as practicable, and in any event within twenty (20) Business Days from the date of this Agreement, Parent and the Company shall each: (a) prepare and file the notification required of it thereunder in connection with the Merger and (b) promptly and in good faith respond to all information requested of it by the Federal Trade Commission and Department of Justice in connection with such notification and otherwise cooperate in good faith with each other and such Governmental Authorities. Parent and the Company shall (i) promptly inform the other of any communication to or from the Federal Trade Commission, the Department of Justice or any other Governmental Authority regarding the transactions contemplated by this Agreement and permit counsel to the other Party an opportunity to review in advance (subject to appropriate redactions for confidentiality and attorney-client privilege concerns), and each Party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such Party to any Governmental Authority concerning the transactions contemplated by this Agreement, (ii) give the other prompt notice of the commencement of any Action by or before any Governmental Authority with respect to such transactions and (iii) keep the other reasonably informed as to the status of any such Action. Each Party agrees to provide, to the extent permitted by the applicable Governmental Authority, the other Party and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such Party and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection

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with the transactions contemplated hereby; provided that no Party shall extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority without the written consent of the other Parties. Filing fees with respect to the notifications required under the HSR Act shall be borne equally by Parent and the Company. Nothing in this Section 4.6 shall obligate any Affiliate of Parent or the Company to agree to (A) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets or facilities of such Affiliate, (B) terminate, amend or assign existing relationships and contractual rights or obligations, (C) amend, assign or terminate existing licenses or other agreements or (D) enter into new licenses or other agreements.

Section 4.7    Financings.

(a)    Parent will use reasonable best efforts to enter into subscription agreements, non-redemption agreements, backstop agreements, debt facilities or similar financing agreements (the “Financing Agreements”) with one or more Persons (the “Financing Persons”) which shall raise and/or backstop an amount no less than (i) $150,000,000 gross minus (ii) the proceeds received in the Private Capital Raise and Committed Capital Raise (such transactions, the “Financings”), in each case on the terms and subject to the conditions set forth therein. The Financing Agreements will be on terms reasonably acceptable to the Company (such consent not to be unreasonably withheld, condition or delayed) solely if such terms include the issuance of additional equity interests of Parent (for avoidance of doubt, excluding (x) transfers of equity interests from Sponsor to the Financing Persons and (y) forfeiture of equity interests by Sponsor and Parent re-issuing similar equity interests to the Financing Persons) or additional Parent Indebtedness.

(b)    In the event that all conditions in the Financing Agreements have been satisfied, Parent shall use its reasonable best efforts to take, or to cause to be taken, all actions required, or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by the Financing Agreements on the terms described therein, including using reasonable best efforts to (i) comply with its obligations under the Financing Agreements, (ii) maintain in effect the Financing Agreements in accordance with the terms and conditions thereof, (iii) satisfy on a timely basis all conditions and covenants applicable to Parent set forth in the applicable Financing Agreements within its control and (iv) consummate the Financings when required pursuant to this Agreement. For the avoidance of doubt, if all or any portion of the Financings becomes unavailable, Parent may utilize deposits, proceeds or any other amounts from the Trust Fund and, to the extent acceptable to the Company, any additional third-party financing to satisfy its financing obligations hereunder (including to satisfy the Minimum Cash Closing Condition).

(c)    Parent shall use its reasonable best efforts to obtain non-redemption agreements from the Persons set forth on Schedule 4.7(c).

(d)    The Company shall, and shall cause its Representatives to, use reasonable best efforts to cooperate in a timely manner in connection with the Financing, including (i) furnishing or causing to be furnished any such information regarding the Company and its Subsidiaries as may be reasonably requested, (ii) granting such access to the prospective Financing sources and their representatives as may be reasonably necessary for their due diligence, (iii) causing the Company’s management team, with appropriate seniority and expertise, to participate in meetings, presentations, due diligence sessions, drafting sessions, road shows and meetings with prospective Financing Persons and (iv) prepare offering documents and other marketing materials of a type customarily used for the type of financing proposed and cooperate with marketing efforts for the Financings as reasonably requested by Parent.

(e)    Parent will create a reserve of 7,000,000 shares of Parent Class A Common Stock (“Share Reserve”) and deposit such Share Reserve with an escrow agent in accordance with the Escrow Agreement. The Share Reserve may be increased or decreased as provided in the Escrow Agreement. The Share Reserve will be funded by Parent issuing 5,000,000 newly issued shares of Parent Class A Common Stock and the transfer of the Escrow Consideration. The Share Reserve will be issuable to the Financing Persons upon the terms and

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conditions set forth in the Financing Agreements. If any shares remain in the Share Reserve after issuances to the Financing Persons, then such shares shall be distributed as set forth in the Escrow Agreement and (i) first, to the applicable Pre-Closing Holders pro rata up to the full amount of the Escrow Consideration and (ii) second (and only after the issuance of the shares set forth in clause (i)), (x) 50% to the Sponsor and (y) 50% to the applicable Pre-Closing Holders pro rata (the applicable portion of the Share Reserve set forth in clauses (i) and (ii)(y), the “Reserve Consideration”).

Section 4.8    Parent Governing Documents. Immediately prior to the Effective Time, subject to obtaining the approval of the Necessary Stockholder Matters, Parent shall (a) adopt the amended and restated bylaws of Parent, the form of which is attached hereto as Exhibit E (“Parent A&R Bylaws”) and (b) adopt and cause to be filed the Parent A&R Charter with the Delaware Secretary of State, which shall, among other things, change the name of Parent to “Electriq Power Holdings, Inc.” or such other name substantially similar thereto as agreed to by the Parties.

Section 4.9    Litigation. Prior to the Effective Time and after obtaining actual knowledge thereof, each Party shall provide the other Parties with prompt written notice of all Actions commenced or threatened in writing (including by providing copies of all pleadings with respect thereto) against such Party in connection with this Agreement and the Transactions and keep such other Parties reasonably informed with respect to the status thereof. Parent shall control the defense or prosecution of any such Action commenced or threatened against Parent, Merger Sub or any of their Affiliates (“Parent Litigation”), and Parent shall (a) in good faith consult with counsel to the Company with respect to the defense and prosecution of any Parent Litigation, (b) consider in good faith the Company’s advice with respect to the Parent Litigation and (c) provide the Company the opportunity to participate in (subject to a customary joint defense agreement), but not control the defense of such Parent Litigation. For the avoidance of doubt, the release, assignment, compromise, payment, discharge, settlement or satisfaction of any Parent Litigation shall be subject to Section 4.1(c)(ix). The Company shall control the defense or prosecution of any such Action commenced or threatened against the Company or any of its Affiliates (“Company Litigation”), and the Company shall (a) in good faith consult with counsel to Parent with respect to the defense and prosecution of any Company Litigation, (b) consider in good faith Parent’s advice with respect to the Parent Litigation and (c) provide Parent the opportunity to participate in (subject to a customary joint defense agreement), but not control the defense of such Company Litigation. For the avoidance of doubt, the release, assignment, compromise, payment, discharge, settlement or satisfaction of any Parent Litigation shall be subject to Section 4.1(b)(xiii).

ARTICLE 5

ADDITIONAL COVENANTS

Section 5.1    Form S-4; Special Meeting.

(a)    As soon as reasonably practicable following the execution and delivery of this Agreement, Parent and the Company shall jointly prepare, and Parent shall file with the SEC and with all other applicable regulatory bodies, a Form S-4 with respect to the shares of Parent Class A Common Stock issuable hereunder, which Form S-4 will contain the proxy statement/prospectus (“Proxy Statement/Prospectus”) to be used for the purpose of soliciting proxies from the Parent Stockholders to vote in favor of (i) the adoption of this Agreement and the approval of the Merger and transactions contemplated hereby (the “Business Combination Proposal”), (ii) the issuance of the Closing Merger Consideration, Reserve Consideration and the shares of Parent Class A Common Stock issuable pursuant to the Financings and Lawrie Convertible Note pursuant to applicable NYSE listing rules (the “NYSE Proposal”), (iii) the election to the board of directors of Parent of the individuals, and for the class of director, each as designated in accordance with Section 5.2, (iv) the adoption of the amended and restated certificate of incorporation of Parent, to be filed immediately after the Effective Time, the form of which is attached hereto as Exhibit D (the “Parent A&R Charter,” and all such proposals necessary to adopt the Parent A&R Charter, the “Charter Proposals”), (v) the adoption of an incentive equity plan of Parent (“Parent Plan”),

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the form and substance of which shall be agreed to by the Parties and approved by the board of directors of Parent prior to filing the Proxy Statement/Prospectus (the “Parent Plan Proposal”), (vi) to adjourn the stockholder meeting to a later date or dates if it is determined by Parent and the Company that additional time is necessary to consummate the Transactions for any reason and (vii) the approval of any other proposals reasonably agreed among Parent and the Company (collectively, the “Parent Stockholder Matters”) at a meeting of Parent Stockholders to be called and held for such purpose (the “Special Meeting”). The Business Combination Proposal, NYSE Proposal, the Parent Plan Proposal and Charter Proposals are referred to herein as the “Necessary Stockholder Matters.” Filing fees with respect to the Form S-4 shall be borne equally by Parent and the Company.

(b)    Each Party shall promptly provide to the others all financial and other information as the Company or Parent may reasonably request for the preparation of the Proxy Statement/Prospectus. In consultation with the Company, Parent shall promptly respond to any SEC comments on the Proxy Statement/Prospectus and shall otherwise use reasonable best efforts to cause the Proxy Statement/Prospectus to be approved by the SEC as promptly as practicable. Parent shall also take any and all actions required to satisfy the requirements of the Securities Act and the Exchange Act. Parent will notify the Company promptly after it receives notice: (i) of the time when the preliminary Proxy Statement/Prospectus has been filed; (ii) if applicable, that the preliminary Proxy Statement/Prospectus is not being reviewed by the SEC; (iii) in the event the preliminary Proxy Statement/Prospectus is reviewed by the SEC, of receipt of oral or written notification of the completion of the review by the SEC; (iv) of the filing of any supplement or amendment to the Proxy Statement/Prospectus; (v) of any request by the SEC for amendment of the Proxy Statement/Prospectus; (vi) of any comments from the SEC relating to the Proxy Statement/Prospectus and responses thereto; and (vii) of requests by the SEC for additional information, and in each case Parent shall provide the Company with copies of all written correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand. Notwithstanding the foregoing, prior to filing the Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, Parent shall not file or mail such document or respond to the SEC prior to receiving the approval of the Company, which approval shall not be unreasonably withheld, conditioned or delayed.

(c)    As soon as practicable following the SEC declaring the Form S-4 effective (the “SEC Approval Date”), Parent shall (i) distribute the Proxy Statement/Prospectus to the Parent Stockholders, (ii) having, prior to the SEC Approval Date, established the record date therefor, duly call, give notice of, convene and hold the Special Meeting in accordance with the DGCL and subject to the other provisions of this Agreement and (iii) hold the Special Meeting on a day not more than thirty (30) Business Days after the date on which Parent mails the Proxy Statement/Prospectus to its stockholders. Notwithstanding the foregoing provisions of this Section 5.1(c), Parent shall have the right to make one or more successive postponements or adjournments of the Special Meeting (A) if, as of the time for which the Special Meeting is originally scheduled, there are insufficient shares of Parent Class A Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Special Meeting, (B) in order to solicit additional proxies from Parent Stockholders for purposes of obtaining approval of the Necessary Stockholder Matters or (C) with the consent of the Company, which shall not be unreasonably withheld, conditioned, or delayed, provided that, in the event of a postponement or adjournment, the Special Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved. Notwithstanding anything to the contrary in this Agreement, Parent will not be required to convene and hold the Special Meeting at any time prior to the 20th Business Day following the mailing of the Proxy Statement/Prospectus to Parent Stockholders.

(d)    Parent and the Company shall each comply with all applicable provisions of and rules under the Securities Act and Exchange Act, and all applicable provisions of the DGCL, as applicable, in the preparation, filing and distribution of the Form S-4 and the Proxy Statement/Prospectus, the solicitation of proxies thereunder, and the calling and holding of the Special Meeting. Parent and the Company shall each ensure that the Proxy Statement/Prospectus does not, as of the date on which it is first distributed to Parent Stockholders and as of the

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date of the Special Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading (provided that no Party shall be responsible for the accuracy or completeness of any information relating to another Party or any other information furnished by another Party for inclusion in the Proxy Statement/Prospectus). If at any time prior to the Effective Time any information relating to the Parties, or any of their respective Affiliates, officers or directors, should be discovered by any Party that should be set forth in an amendment or supplement to any of the Form S-4 and the Proxy Statement/Prospectus, so that any of such documents would not contain any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall promptly be filed with the SEC and, to the extent required under applicable Law, disseminated to stockholders of Parent; provided that the delivery of such notice and the filing of any such amendment or supplement shall not affect or be deemed to modify any representation or warranty made by any Party hereunder or otherwise affect the remedies available hereunder to any Party.

(e)    Parent shall include the Parent Board Recommendation in the Proxy Statement/Prospectus and shall use its reasonable best efforts to obtain the approval of the Parent Stockholder Matters at the Special Meeting, including by soliciting proxies as promptly as practicable in accordance with applicable Law for the purpose of seeking the approval of the Parent Stockholder Matters. The Parent’s board of directors shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Parent Board Recommendation.

(f)    Notwithstanding anything to the contrary herein, all filings and communications contemplated by this Section 5.1 shall be subject to the procedural protections and other provisions contemplated by Section 5.4 in all respects.

Section 5.2    Directors and Officers of Parent After the Transactions.

(a)    Parent and the Company shall take all necessary action such that (i) the board of directors of Parent at the Effective Time shall comprise seven (7) directors, at least a majority of whom shall meet the NYSE director independence requirements and (ii) the Persons as designated in accordance with this Section 5.2(a) are nominated and included for election as members of the board of directors of Parent in the Proxy Statement/Prospectus filed and mailed in accordance with Section 5.1. The director nominees to be presented to Parent Stockholders at the Special Meeting shall be as follows:

(i)    Parent shall designate one (1) director, who shall be appointed as Chairperson;

(ii)    Greensoil shall designate one (1) director; and

(iii)    The Company shall designate five (5) directors, at least four (4) of whom shall meet NYSE director independence requirements and one (1) shall be the Company’s Chief Executive Officer as of immediately prior to the Closing.

(b)    Within thirty (30) days after the date hereof, each of the Company and Parent shall provide to the other Party a list of such Party’s director designees pursuant to Section 5.2(a).

(c)    If any Person so designated by the Company or Greensoil pursuant to Section 5.2(a) is unable to serve or is not duly elected by the Parent Stockholders at the Special Meeting, the Company or Greensoil, respectively, shall designate a successor.

(d)    Parent and the Company shall take all necessary action such that the Persons set forth on Schedule 5.2(d) are appointed as the initial officers of Parent immediately following the Effective Time.

(e)    Except as otherwise agreed in writing by the Company and Parent prior to the Closing, Parent shall take all necessary action so that all of the members of the board of directors of and all officers of Parent and

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Merger Sub resign effective as of the Closing, unless such director is nominated pursuant to Section 5.2(a) and duly elected at the Special Meeting or such officer is included on Schedule 5.2(e) (collectively, the “D&O Resignation Letters”).

(f)    At or prior to the Closing, Parent shall enter into customary indemnification agreements in substantially the form previously filed with the SEC as a “material contract” (as such term is defined in Regulation S-K of the SEC) with each individual to be appointed to, or serving on, the board of directors of Parent upon the Closing, which indemnification agreements shall continue to be effective following the Closing.

Section 5.3    Public Announcements.

(a)    As promptly as practicable after execution of this Agreement, Parent and the Company will prepare, and Parent will file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement (“Signing Form 8-K”).

(b)    Promptly after the execution of this Agreement, Parent and the Company will issue a mutually agreed joint press release announcing the execution of this Agreement (“Signing Press Release”).

(c)    Prior to Closing, Parent and the Company shall prepare a Current Report on Form 8-K to be filed by Parent announcing the Closing, together with, or incorporating by reference, the financial statements prepared by the Company and its accountant, and such other information that may be required to be disclosed with respect to the Transactions in any report or form to be filed with the SEC (“Closing Form 8-K”). Prior to Closing, Parent and the Company shall prepare a mutually agreed joint press release announcing the consummation of the Transactions (“Closing Press Release”). Following the Closing, Parent shall issue the Closing Press Release. As soon as practicable following the Closing (but in any event within four (4) Business Days), Parent shall file the Closing Form 8-K with the SEC.

(d)    Parent and the Company shall reasonably cooperate to create and implement a communications plan regarding the Transactions (the “Communications Plan”) promptly following the date hereof. Notwithstanding the foregoing, none of the Parties will make any public announcement or issue any public communication regarding this Agreement, the other Ancillary Agreements or the Transactions or any matter related to the foregoing, without the prior written consent of the Company, in the case of a public announcement by Parent, or Parent, in the case of a public announcement by the Company (such consents, in either case, not to be unreasonably withheld, conditioned or delayed), except: (i) if such announcement or other communication is required by applicable Law or the rules of any stock exchange, in which case the disclosing Party shall, to the extent permitted by applicable Law, first allow such other Parties to review such announcement or communication and have the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith; (ii) in the case of the Company, Parent and their respective Affiliates, if such announcement or other communication is made in connection with fundraising or other investment-related activities (including the Financings) and is made to such Person’s direct and indirect investors or potential investors or financing sources subject to an obligation of confidentiality; (iii) to the extent expressly provided for in the Communications Plan, internal announcements to employees of the Company and its Subsidiaries; (iv) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 5.3; and (v) announcements and communications to Governmental Authorities in connection with registrations, declarations and filings relating to the Transactions required to be made under this Agreement; provided that nothing in this Section 5.3(c) shall prohibit either party from engaging in ordinary course activities or communications with their respective securityholders, employees, directors, or officers.

Section 5.4    Required Information.

(a)    In connection with the preparation of the Signing Form 8-K, the Signing Press Release, the Proxy Statement/Prospectus, the Closing Form 8-K and the Closing Press Release, or any other statement, filing notice,

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or application (other than pursuant to the HSR Act, for which Section 4.6 applies) made by or on behalf of Parent and/or the Company to any Governmental Authority in connection with the Transactions or otherwise, or any press release or Form 8-K relating to the business or financial condition of Parent or the Company (other than regularly released factual business information of the Company) (each, a “Reviewable Document”), and for such other reasonable purposes, each of Parent and the Company shall, upon request by the other, promptly furnish the other with all information concerning themselves, their respective directors or managers, as applicable, officers, stockholders and members (including the directors of Parent to be elected effective as of the Closing as contemplated by Section 5.2) and such other matters as may be reasonably necessary or advisable in connection with the Transactions.

(b)    At a reasonable time prior to the filing, issuance or other submission or public disclosure of a Reviewable Document by Parent, on the one hand, or the Company, on the other hand, Parent or the Company, as applicable, shall be given an opportunity to review and comment upon such Reviewable Document and give its prior written consent to the form thereof, such consent not to be unreasonably withheld, conditioned or delayed, and each Party shall accept and incorporate all reasonable comments from the other Party to any such Reviewable Document prior to filing, issuance, submission or disclosure thereof.

(c)    Any express language included in a Reviewable Document, following its filing, issuance or submission, may be used by the other Party in other Reviewable Documents and in other documents distributed by the other Party in connection with the Transactions without further review or consent of the reviewing Party.

(d)    Prior to the Closing Date (i) Parent and the Company shall notify each other as promptly and as reasonably practicable upon becoming aware of any event or circumstance which should be described in an amendment of, or supplement to, a Reviewable Document that has been filed with the SEC and (ii) Parent and the Company shall each notify the other as promptly as practicable after the receipt by it of any written or oral comments of the SEC on, or of any written or oral request by the SEC for amendments or supplements to, any such Reviewable Document, and shall promptly supply the other with copies of all correspondence between it or any of its Representatives and the SEC with respect to any of the foregoing filings. Parent and the Company shall use their respective reasonable best efforts, after consultation with each other, to resolve all such requests or comments with respect to any Reviewable Document as promptly as reasonably practicable after receipt of any comments of the SEC. All correspondence and communications to the SEC made by Parent or the Company with respect to the Transactions or any agreement ancillary hereto shall be considered to be Reviewable Documents subject to the provisions of this Section 5.4.

Section 5.5    Standstill. The Company acknowledges and agrees that it is aware, and that the Company’s Representatives are aware or, upon receipt of any material nonpublic information will be advised of the restrictions imposed by Securities Laws on a Person possessing material nonpublic information about a publicly traded company. Neither the Company nor its directors and officers, directly or indirectly, shall engage in any transactions involving the securities of Parent prior to the Effective Time without the written consent of Parent, communicate such information to any third party, take any other action with respect to Parent in violation of such securities Laws, or cause or encourage any third party to do any of the foregoing.

Section 5.6    No Claim Against Trust Fund. Notwithstanding anything else in this Agreement, the Company acknowledges that (a) it has read Parent’s Final Prospectus and understands that Parent has established the Trust Fund for the benefit of Parent and its public stockholders and that Parent may disburse monies from the Trust Fund only in certain limited situations described in the Final Prospectus and (b) if a Business Combination is not consummated by the time period set forth in Parent’s Charter Documents, Parent will be obligated to return to the holders of Parent Class A Common Stock the amounts being held in the Trust Fund. Accordingly, the Company, for itself and the Company Stockholders, directors, officers, employees, Representatives, Subsidiaries, Affiliates and Associated Persons, hereby waives all right, title, interest or claim of any kind against Parent to collect from the Trust Fund (including any distributions therefrom) any monies that may be owed to them by Parent for any reason whatsoever, including a breach of this Agreement by Parent or any negotiations, agreements or

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understandings with Parent (whether in the past, present or future), and will not seek recourse or claim against the Trust Fund (including any distributions therefrom) at any time for any reason whatsoever regardless of whether such claim arises based on contract, tort, equity or other theory of legal Liability; provided that (i) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against Parent pursuant to this Agreement for legal relief against monies or other assets held outside the Trust Fund or for specific performance or other equitable relief in connection with the Transactions and (ii) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future pursuant to this Agreement against Parent’s assets or funds that are not held in the Trust Fund. This paragraph will survive this Agreement and will not expire and will not be altered in any way without the express written consent of Parent.

Section 5.7    Disclosure of Certain Matters. Each of Parent and the Company will provide the other with prompt written notice of any event, development or condition of which it obtains actual knowledge that (a) gives such Party any reasonable basis to believe that any of the conditions to the obligations of the other Party set forth in Article 6, as applicable, will not be satisfied or (b) would require any amendment or supplement to the Form S-4 or Proxy Statement/Prospectus; provided that the delivery of any notice pursuant to this Section 5.7 shall not affect or be deemed to modify any representation, warranty, covenant, right, remedy or condition to any obligation of any Party or update the Disclosure Schedules.

Section 5.8    Securities Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Class A Common Stock (including those shares of Parent Class A Common Stock issued or issuable upon exercise in connection with any Financing and Lawrie Convertible Note) to be issued under this Agreement to be approved for listing on NYSE as of the Closing Date, subject only to official notice of issuance. Parent and the Company will use reasonable best efforts to ensure that there will be a sufficient number of round lot holders of Parent Class A Common Stock and publicly traded Parent Warrants following the Closing in satisfaction of applicable NYSE listing rules.

Section 5.9    Charter Protections; Directors’ and Officers’ Liability Insurance.

(a)    All rights to indemnification for acts or omissions occurring through the Closing Date now existing in favor of the current directors, managers, officers, employees, fiduciaries, and agents of the Company and Parent (each, a “D&O Indemnified Person”) under applicable Legal Requirement or as provided in the respective Charter Documents of the Company and Parent, or in any indemnification agreements in force as of the date of this Agreement with respect to matters occurring prior to or at the Closing, shall survive and shall continue in full force and effect in accordance with their terms for a period of six (6) years or until the settlement or final adjudication of any Action commenced during such period. The Parent A&R Charter and Parent A&R Bylaws shall contain provisions with respect to indemnification, exculpation and advancement of the D&O Indemnified Persons no less favorable to the D&O Indemnified Persons than set forth in Parent’s Charter Documents as in effect on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified after the Closing in any manner that would adversely affect the rights of any D&O Indemnified Person thereunder, except as is required under Legal Requirements.

(b)    For a period of six (6) years after the Closing Date, each of Parent and the Surviving Corporation shall indemnify each present (as of immediately prior to the Closing Date) D&O Indemnified Person pursuant to the Parent A&R Charter and Parent A&R Bylaws and applicable Law.

(c)    For a period of six (6) years after the Closing Date, Parent shall not and shall not permit the Surviving Corporation to amend, repeal or otherwise modify any provision in its respective Charter Documents relating to the exculpation or indemnification (including fee advancement) of any officers or directors in a manner that would adversely affect the rights of any D&O Indemnified Person (unless required by any Legal Requirement), it being the intent of the parties that the D&O Indemnified Persons shall continue to be entitled to such exculpation and indemnification (including fee advancement) to the full extent of the law. Parent shall, and shall cause the Surviving Corporation to, honor and perform under all indemnification obligations owed to any of the D&O Indemnified Persons.

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(d)    Upon the Closing, Parent shall purchase a prepaid insurance policy (i.e., “tail coverage”), which policy provides liability insurance coverage for the D&O Indemnified Persons of Parent on no less favorable terms (including in amount and scope) as the policy or policies maintained by Parent immediately prior to the Closing for the benefit of such individuals for an aggregate period of not less than six (6) years with respect to claims arising from acts, events or omissions that occurred at or prior to the Closing, including with respect to the Transactions (the “Parent D&O Tail”). The cost of the Parent D&O Tail shall be borne by the Surviving Corporation. The Parent D&O Tail shall be from an insurance carrier with the same or better credit rating as the current insurance carrier(s) of Parent with respect to directors’ and officers’ liability insurance.

(e)    Upon the Closing, the Company shall purchase a prepaid insurance policy (i.e., “tail coverage”), which policy provides liability insurance coverage for the D&O Indemnified Persons of the Company on no less favorable terms (including in amount and scope) as the policy or policies maintained by the Company immediately prior to the Closing for the benefit of such individuals for an aggregate period of not less than six (6) years with respect to claims arising from acts, events or omissions that occurred at or prior to the Closing, including with respect to the Transactions (the “Company D&O Tail”). The cost of the Company D&O Tail shall be borne by the Surviving Corporation. The Company D&O Tail shall be from an insurance carrier with the same or better credit rating as the current insurance carrier(s) of the Company with respect to directors’ and officers’ liability insurance.

(f)    If Parent or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, to the extent necessary, proper provision will be made so that the successors and assigns of Parent assume the obligations set forth in this Section 5.9, unless assumed by operation of law.

(g)    The provisions of this Section 5.9 are intended to be for the benefit of, and will be enforceable by, each of the D&O Indemnified Persons and may not be changed after Closing without the consent of each of the D&O Indemnified Persons.

Section 5.10    Trust Fund Disbursement. Upon satisfaction or waiver of the conditions set forth in Article 6 and provision of notice to Continental in accordance with and pursuant to the Trust Agreement, at the Closing, Parent shall cause the documents, opinions, and notices required to be delivered to Continental pursuant to the Trust Agreement to be so delivered, including providing Continental with a trust termination and instruction letter substantially in the applicable form attached to the Trust Agreement (the “Trust Termination Letter”). The Trust Termination Letter shall instruct Continental to distribute the Trust Fund as follows: (a) to stockholders who elect to have their shares of Parent Class A Common Stock redeemed for cash in accordance with the provisions of Parent’s Charter Documents (the “Parent Share Redemption Amount”), (b) to the payment of Taxes due and payable prior to Closing, (c) to the payment of the unpaid Company Transaction Expenses as of the Closing Date, (d) to the payment of the unpaid Parent Transaction Expenses as of the Closing Date and (e) to all other payments as mutually agreed upon by Parent and the Company (including to satisfy any Cash Election), with all funds remaining after the foregoing payments to be distributed to Parent. Thereafter, the Trust Fund shall terminate in accordance with its terms.

Section 5.11    Expenses. Except as otherwise expressly provided herein, each Party will pay its own respective financial advisory, legal, accounting and other expenses incurred by it or for its benefit in connection with the preparation and execution of this Agreement and the Ancillary Agreements, the compliance herewith and therewith and the Transactions; provided that, for the avoidance of doubt, (a) if this Agreement is terminated in accordance with its terms, the Company shall pay, or cause to be paid, all Company Transaction Expenses and Parent shall pay, or cause to be paid, all Parent Transaction Expenses, and (b) if the Closing shall occur, then Parent shall make, or cause to be made, the payments contemplated by Section 5.10 from the Trust Fund; provided that any unpaid Company Transaction Expenses due to current or former employees, independent contractors, officers, or directors of the Company or any of its Subsidiaries shall be paid to the Company for further payment to such employee, independent contractor, officer or director.

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Section 5.12    Certain Parent Borrowings. Until the Closing, Parent shall be allowed to borrow funds from the Sponsor up to an aggregate amount of $12,000,000 to meet its reasonable capital requirements necessary for the consummation of the Transactions (“Parent Borrowings”), with any such Parent Borrowings to be made only as reasonably required by the operation of Parent in due course on a non-interest bearing basis and otherwise on arm’s-length terms and conditions and repayable at Closing solely in cash; provided that under that certain Promissory Note, dated May 25, 2021, entered into by and between Parent and Sponsor, the Parent Borrowings may, subject to the terms of the Sponsor Agreement, be repayable in warrants of Parent.

Section 5.13    Affiliate Agreements. Prior to Closing, the Company shall terminate (in form and substance reasonably satisfactory to Parent) each Affiliate Agreement set forth on Schedule 5.13.

Section 5.14    Company Stockholder Approval. As promptly as practicable after the SEC Approval Date, the Company shall deliver the Form S-4 to the Company Stockholders and solicit from the Company Stockholders the Company Stockholder Approval by way of a consent solicitation. The Company shall, through its board of directors, recommend to the Company Stockholders that they provide the Company Stockholder Approval and execute a written consent to vote all of the shares of Company Capital Stock beneficially owned by such Company Stockholder in favor of the adoption of this Agreement and the approval of the Merger and transactions contemplated hereby. The Company shall promptly deliver to Parent a copy of each executed written consent upon receipt thereof from any Company Stockholder pursuant to such solicitation. Promptly following the receipt of the written consent, the Company will prepare and deliver to its stockholders who have not consented the notice required by Section 228(e) of the DGCL.

Section 5.15    Registration Rights Agreement. At or prior to the Closing, Parent shall amend and restate that certain Registration Rights Agreement, dated as of January 27, 2021, by and among Parent, the Sponsor and the other parties thereto (as amended and restated, the “A&R Registration Rights Agreement”), the form of which is set forth as Exhibit F hereto, pursuant to which, among other things, Parent will agree to register for resale under the Securities Act, after the lapse or expiration of any transfer restrictions, or lock-up provisions which may apply, the shares of Parent Class A Common Stock held by those Persons set forth on Schedule 5.15 (including shares of Parent Class A Common Stock issuable upon exercise of Parent Warrants or other convertible securities of Parent).

Section 5.16    Incentive Equity Plan. Prior to the Closing Date, Parent shall cause to be adopted the Parent Plan; provided that Parent and the Company agree and acknowledge that the Parent Plan is expected to reserve a number of shares of Parent Class A Common Stock equal to approximately 10% of the number of outstanding shares of Parent Class A Common Stock on a fully diluted basis as of immediately following the Closing (which such number of shares of Parent Class A Common Stock shall, for the avoidance of doubt, be in addition to, and shall not include, the total number of shares of Parent Class A Common Stock issuable upon exercise and settlement of the Substitute Options). As soon as practicable following the date that is sixty (60) days after the Closing, Parent shall file with the SEC a registration statement on Form S-8 (or any successor form or comparable form in another relevant jurisdiction) relating to Parent Class A Common Stock issuable pursuant to the Parent Plan and the Company Equity Plan, which shall include a number of shares of Parent Class A Common Stock at least equal to the number of shares of Parent Class A Common Stock that will be subject to Substitute Options as a result of the actions contemplated by Section 1.3(d) of this Agreement. Parent shall use commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as any awards issued under the Parent Plan and the Company Equity Plan remain outstanding.

Section 5.17    Section 16 of the Exchange Act. Prior to the Effective Time, Parent’s board of directors or an appropriate committee thereof shall take all such steps as may be required to adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of Parent Class A Common Stock pursuant to this Agreement by any officer or director of Parent or the Company who is expected to become a director or officer (as defined under Rule 16a-1(f) of the Exchange Act) of Parent for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder will be an exempt transaction under such rules and regulations.

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Section 5.18    Closing Financing Certificates.

(a)    Not more than two (2) Business Days prior to the Closing (if practicable), Parent shall deliver to the Company a certificate signed by a duly authorized officer, solely in such capacity and not in its personal capacity (the “Parent Financing Certificate”) setting forth the (i) Parent Share Amount, (ii) Parent Share Redemption Amount, (iii) unpaid Parent Transaction Expenses as of the Closing Date, which shall include the respective amounts and wire transfer instructions for the payment thereof, together with corresponding invoices for the foregoing, (iv) expected aggregate gross purchase price to be received by Parent upon the closing of the Financings and (v) amount of cash available in the Trust Fund at the Closing prior to giving effect to the disbursements contemplated in Section 5.10.

(b)    Not more than three (3) Business Days prior to the Closing, the Company shall deliver to Parent a certificate signed by a duly authorized officer, solely in such capacity and not in its personal capacity (the “Company Financing Certificate,” and, together with the Parent Financing Certificate, the “Financing Certificates”) setting forth the (i) unpaid Company Transaction Expenses as of the Closing Date, which shall include the respective amounts and wire transfer instructions for the payment thereof, together with corresponding invoices for the foregoing and (ii) aggregate gross purchase price to be received by the Company upon the closing of the Private Capital Raise and Committed Capital Raise.

(c)    Each of the Financing Certificates delivered pursuant to this Section 5.18 will confirm in writing that it has been prepared in good faith using the latest available financial information and will include materials showing in reasonable detail the support and computations for the amounts included therein. Each of Parent and the Company shall be entitled to review and make reasonable comments on the matters and amounts set forth in the other’s Financing Certificates so delivered. Each of Parent and the Company will cooperate in the other’s review of the delivered Financing Certificates, including providing the other and its Representatives with reasonable access to the relevant books, records and finance employees. Each of Parent and the Company will cooperate reasonably to revise the Financing Certificates to reflect the other’s reasonable comments; provided that the Company shall make the final determination of the amounts included in the Company Financing Certificate and Parent shall make the final determination of the amounts included in the Parent Financing Certificate.

Section 5.19    Tax Matters.

(a)    Certificate. The Company shall deliver to Parent at the Closing a properly executed and completed certification, in a form reasonably satisfactory to Parent, that meets the requirements of Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h), dated not more than thirty (30) days prior to the Closing Date and signed by an executive officer of the Company, certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property interest” (as defined in Section 897(c)(1) of the Code), and a copy of the properly executed notification for Parent to provide to the Internal Revenue Service regarding such certification, prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

(b)    Tax Matters Cooperation. Each of the Parties shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of relevant Tax Returns and the Proxy Statement/Prospectus, and any Tax proceeding, including, for the avoidance of doubt, such information and assistance as is reasonably necessary for preparation of any Tax Return, claim for refund or audit, and the prosecution or defense of any claim, suit or proceeding relating to any Tax liability of the Company or any of its Subsidiaries. Such cooperation shall include the retention and (upon the other Party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any Tax Return, claim for refund or audit, and the prosecution or defense of any claim, including making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Parties shall retain copies of all Tax Returns, schedules, workpapers, records and other

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documents in their possession relating to Tax matters with respect to the Company and its Subsidiaries for periods or portions thereof before the Closing Date until sixty (60) days after the expiration of the applicable statute of limitations with respect to such Tax matters and shall not dispose of such items until it offers the items to the other Party.

(c)    Transfer Taxes. All transfer, sales, use, value-added, real property transfer, stamp, documentary, filing, registration, recordation and other similar Taxes incurred in connection with this Agreement and the transactions contemplated hereby (“Transfer Taxes”) shall be borne by the Party responsible therefor under applicable Law. For the avoidance of doubt, Transfer Taxes shall not include any federal, state, local or non-U.S. Taxes measured by or based upon income or gains. The Party responsible for filing Tax Returns and other documentation with respect to Transfer Taxes shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes. The Parties shall cooperate in good faith to minimize the amount of any Transfer Taxes payable in connection with the Merger.

Section 5.20    PCAOB Audit of the Company’s Financial Statements. To the extent not already provided to Parent, the Company shall deliver to Parent as promptly as reasonably practicable after the date hereof the consolidated audited financial statements of the Company as of and for the years ended December 31, 2021, and December 31, 2020, and all notes thereto, accompanied by an unqualified report of the PCAOB Auditor (the “PCAOB Audited Financial Statements”), which comply with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant. The PCAOB Audited Financial Statements shall comply as to form in all material respects, and shall be prepared in accordance with U.S. GAAP (as modified by the rules and regulations of the SEC) applied on a consistent basis throughout the periods involved, shall fairly present in all material respects the consolidated financial position of the Company at the date thereof and the results of its operations and cash flows for the period therein indicated. When delivered by the Company to Parent after the date hereof, the PCAOB Audited Financial Statements shall not be inconsistent in any material respect with the Financial Statements for the periods shown. All costs incurred in connection with preparing and obtaining the PCAOB Audited Financial Statements shall be borne by the Company.

Section 5.21    Employment Agreements; Retention Pool

(a)    Employment Agreements. The Company shall use commercially reasonable efforts to cause certain executives of the Company as set forth on Schedule 5.21 to enter into new employment agreements with the Company or Parent, to be effective as of the Closing Date, with such employment agreements to be in form and substance reasonably satisfactory to the Company and Parent.

(b)    Retention Pool. On or within thirty (30) days following the Closing Date, the Company shall establish a cash retention plan on such terms and eligibility requirements as may be approved by the board of directors of Parent and its compensation committee, with such cash awards to be allocated by the Company, in consultation with Parent, as set forth on Schedule 5.21 and to certain additional executives and management of the Company.

(c)    Management Grants. As promptly as practicable after the date hereof (but in any event prior to the Closing Date), the Company shall, in consultation with Parent, determine the members of management of the Company who will receive grants under the Parent Plan as soon as reasonably practicable following the Closing and the allocation thereof among such management members, including the stock option grants set forth on Schedule 5.21.

Section 5.22    Capital Raise. Prior to the Closing, the Company shall be permitted to engage with and seek equity, debt or similar investments in connection with a private capital raise by the Company (the “Private Capital Raise”) in an amount not to exceed $30,000,000 less $8,500,000 committed under the Committed Capital Raise (provided that (i) if the Private Capital Raise is a debt facility, then for purposes of the amount of

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the Private Capital Raise for this Section 5.22, Section 4.7, Section 5.18(b) and the Minimum Cash Closing Condition the amount of the facility shall be considered in such calculation, not the amount funded or available for funding thereunder and (ii) for purposes of the amount of this Section 5.22, Section 4.7, Section 5.18(b) and the Minimum Cash Closing Condition the amount of the Committed Capital Raise shall be $8,500,000). The securities sold in connection with the Private Capital Raise will be offered, sold and issued in compliance in all material respects with applicable Legal Requirements, including federal and state securities laws, all requirements set forth in the Company’s Charter Documents and in accordance in all material respects with any other applicable Contractual Obligation governing the issuance of such securities.

ARTICLE 6

CONDITIONS

Section 6.1    Conditions to the Obligations of Each Party. The respective obligations of each Party to effect the Transactions are subject to the satisfaction as of the Closing Date of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all Parties:

(a)    No Order. No Order shall be in effect by any Governmental Authority which prohibits consummation of any of the Transactions.

(b)    Form S-4. The Form S-4, including the Proxy Statement/Prospectus, shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC which remains in effect with respect to the Form S-4, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC which remains pending.

(c)    Necessary Stockholder Matters. At the Special Meeting (including any adjournments thereof), the Necessary Stockholder Matters shall have been duly approved and adopted by the Parent Stockholders by the requisite vote under the DGCL, the Parent Charter Documents and NYSE rules and regulations.

(d)    Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(e)    Parent Net Tangible Assets. Parent shall have at least $5,000,001 of net tangible assets either immediately prior to or upon the Closing Date, as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act.

(f)    HSR Act. All specified waiting periods under the HSR Act shall have expired or been terminated.

(g)    NYSE Listing. The Parent Class A Common Stock shall have been approved for listing on NYSE as of the Closing Date, subject only to official notice of issuance and the requirement to have a sufficient number of round lot holders pursuant to the NYSE listing rules.

Section 6.2    Additional Conditions to Parent’s Obligations. The obligations of Parent to consummate and effect the Transactions shall be subject to the satisfaction as of the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

(a)    Representations and Warranties. The representations and warranties of the Company (i) set forth in Section 2.1(a) (Organization and Qualification), Section 2.2(a) (Subsidiaries), Section 2.3 (Power and Authorization), Section 2.7 (Capitalization) and Section 2.24 (Brokers) (the representations and warranties set forth in clause (i), the “Fundamental Company Representations”) shall have been true and correct in all material respects as of the date hereof and shall be true and correct in all material respects as of the Closing Date (other than any representation or warranty that expressly relates to a specific date, which representation and warranty shall be true and correct in all material respects on the date so specified) and (ii) that are not Fundamental Company Representations, shall have been true and correct as of the date hereof and shall be true

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and correct as of the Closing Date (other than any representation or warranty that expressly relates to a specific date, which representation and warranty shall be true and correct on the date so specified), excluding in each case any qualification as to materiality or Company Material Adverse Effect therein, except in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct have not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. Parent shall have received a certificate with respect to the foregoing signed on behalf of the Company by an authorized officer that, to the Company’s Knowledge, the conditions set forth in this Section 6.2(a) have been fulfilled as of the Closing Date (“Company Closing Certificate”).

(b)    Performance. The Company shall in all material respects have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and the Company Closing Certificate shall include a provision to such effect.

(c)    Good Standing Certificate. Parent shall have received a certificate of good standing of the Company from its jurisdiction of incorporation or formation.

(d)    No Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date of this Agreement, and the Company Closing Certificate shall include a provision to such effect.

Section 6.3    Additional Conditions to the Company’s Obligations. The obligations of the Company to consummate and effect the Transactions shall be subject to the satisfaction as of the Closing Date of each of the following conditions, any of which may be waived, in writing, by the Company:

(a)    Representations and Warranties. The representations and warranties of the Parent and Merger Sub (i) set forth in Section 3.1(a) (Organization and Qualification), Section 3.2 (Subsidiaries), Section 3.3 (Power and Authorization), Section 3.7 (Capitalization) and Section 3.19 (Brokers) (the representations and warranties set forth in clause (i), the “Fundamental Parent Representations”) shall have been true and correct in all material respects as of the date hereof and shall be true and correct in all material respects as of the Closing Date (other than any representation or warranty that expressly relates to a specific date, which representation and warranty shall be true and correct in all material respects on the date so specified) and (ii) that are not Fundamental Parent Representations shall have been true and correct as of the date hereof and shall be true and correct as of the Closing Date (other than any representation or warranty that expressly relates to a specific date, which representation and warranty shall be true and correct on the date so specified), excluding in each case any qualification as to materiality or Parent Material Adverse Effect therein, except in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct have not had and would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Company shall have received a certificate with respect to the foregoing signed on behalf of each of Parent and Merger Sub by an authorized officer of Parent that, to Parent’s Knowledge, the conditions set forth in this Section 6.3(a) have been fulfilled as of the Closing Date (“Parent Closing Certificate”).

(b)    Performance. Each of Parent and Merger Sub shall in all material respects have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and the Parent Closing Certificate shall include a provision to such effect.

(c)    Good Standing Certificate. The Company shall have received certificates of good standing of Parent and Merger Sub from its jurisdiction of incorporation or formation.

(d)    Available Funds. The funds contained in the Trust Fund, after paying any cash consideration to be paid as a result of a Cash Election and after making the disbursement described in Section 5.10(a) through Section 5.10(d), together with the proceeds received (i) by Parent at the closing of the Financings and (ii) by the Company in the Private Capital Raise and Committed Capital Raise, shall equal or exceed $125,000,000 (the “Minimum Cash Closing Condition”).

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ARTICLE 7

TERMINATION

Section 7.1    Termination of Agreement. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Closing:

(a)    by mutual written consent of Parent and the Company;

(b)    by either Parent or the Company, if the Closing has not occurred on or before 5:00 p.m. New York City time on February 1, 2023 (as may be extended, the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to (i) Parent if Parent is then in breach in any material respect of its obligations hereunder such that the closing conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied or (ii) the Company if the Company is then in breach in any material respect of its obligations hereunder such that the closing conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied; provided that that Parent shall use commercial reasonable efforts to obtain an Extension as necessary and, if such Extension is consummated, the Termination Date shall be automatically extended to the shortest of (I) the period ending on June 1, 2023, and (II) the period ending on the last date for Parent to consummate its Business Combination pursuant to such Extension;

(c)    by either Parent or the Company, if a Governmental Authority having competent jurisdiction has issued an order or taken any other action having the effect of permanently restraining, enjoining, or otherwise prohibiting the Merger, which order or other action will have become final and nonappealable; provided that neither Parent nor the Company shall have the right to terminate this Agreement pursuant to this Section 7.1(c) if any action of such party or its Subsidiaries or failure of such party or its Subsidiaries to perform or comply with its obligations under this Agreement shall have caused such Legal Requirement or injunction and such action or failure to perform constitutes a breach of this Agreement;

(d)    by either Parent or the Company, if the Special Meeting has been held (including following any adjournment or postponement thereof) and has concluded, the Parent Stockholders have duly voted and any of the Necessary Stockholder Matters are not approved or adopted by the Parent Stockholders by the requisite vote under the DGCL and the Parent Charter Documents;

(e)    by Parent, if the Company has not received the Company Stockholder Approval by the requisite vote under the DGCL and the Company’s Charter Documents within fifteen (15) days following the SEC Approval Date;

(f)    by the Company, if (i) any of the representations and warranties of Parent or Merger Sub contained in this Agreement shall fail to be true and correct such that the condition set forth in Section 6.3(a) would not be satisfied or (ii) Parent or Merger Sub will have breached or failed to comply with any of its obligations under this Agreement such that the condition set forth in Section 6.3(b) would not be satisfied; provided that, if such breach is curable by Parent or Merger Sub prior to the Closing Date, then the Company may not terminate this Agreement for a period of thirty (30) days after delivery of written notice from the Company to Parent of such breach, provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(f) will not be available if the Company is in breach in any material respect of its obligations hereunder;

(g)    by Parent, if (i) any of the representations and warranties of the Company contained in this Agreement shall fail to be true and correct such that the condition set forth in Section 6.2(a) would not be satisfied or (ii) the Company will have breached or failed to comply with any of its obligations under this Agreement such that the condition set forth in Section 6.2(b) would not be satisfied; provided that, if such breach is curable by the Company prior to the Closing Date, then Parent may not terminate this Agreement for a period of thirty (30) days after delivery of written notice from Parent to the Company of such breach, provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(g) will not be available if Parent is in breach in any material respect of its obligations hereunder; or

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(h)    by the Company, if, prior to Parent obtaining approval of the Necessary Stockholder Matters by the Parent Stockholders, Parent’s board of directors shall have failed to include the Parent Board Recommendation in the Proxy Statement/Prospectus distributed to the Parent Stockholders; provided that in the case of this Section 7.1(h), the Company exercises its termination right within ten (10) Business Days after such failure to include the Parent Board Recommendation in the Proxy Statement/Prospectus, provided that any Party desiring to terminate this Agreement will give written notice of such termination to the other Parties.

Section 7.2    Notice of Termination; Effect of Termination.

(a)    Any termination of this Agreement under Section 7.1 above will be effective immediately upon (or, if the termination is pursuant to Section 7.1(f) or Section 7.1(g) and the proviso therein is applicable, thirty (30) days after) the delivery of written notice of the terminating Party to the other Parties.

(b)    In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect and the Transactions shall be abandoned, except for and subject to the following: (i) Section 4.2(a) (Confidentiality), Section 5.6 (No Claim Against Trust Fund), Section 5.11 (Expenses), this Section 7.2 and Article 8 (Miscellaneous), which sections shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from liability for (i) any willful and material breach of any covenant or agreement set forth in this Agreement by such Party occurring prior to such termination or (ii) such Party’s Actual Fraud.

ARTICLE 8

MISCELLANEOUS

Section 8.1    Notices. Any notice, request, demand, claim or other communication required or permitted to be delivered, given or otherwise provided under this Agreement must be in writing and must be delivered personally, delivered by nationally recognized overnight courier service, sent by certified or registered mail, postage prepaid, or delivered by e-mail. Any such notice, request, demand, claim or other communication will be deemed to have been delivered and given (a) when delivered, if delivered personally, (b) the Business Day after it is deposited with such nationally recognized overnight courier service, if sent for overnight delivery by a nationally recognized overnight courier service, (c) upon electronic delivery confirmation thereof, if delivered by e-mail, or (d) five (5) Business Days after the date of mailing, if mailed by certified or registered mail, postage prepaid, in each case, to the following address or to such other address or addresses as such Party may subsequently designate to the other Parties by notice given hereunder:

If to the Company (prior to the Closing), to:

Electriq Power, Inc.

625 N. Flagler Drive

West Palm Beach, Florida 33401

Attention: Legal Department

Email: Jim.vanhoof@electriqpower.com

Phone Number: 860-996-2411

with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, New York 10105

Attention:	David Landau
Anthony Ain
Email:	dlandau@egsllp.com
aain@egsllp.com

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If to Parent and Merger Sub (or to the Company after the Closing), to:

TLG Acquisition One Corp.

515 Flagler Drive, Suite 520

West Palm Beach, FL 33401

Attention: Michael Lawrie

Email: Mikelawrie@tlgholding.com

with a copy (which will not constitute notice) to:

Gibson, Dunn & Crutcher LLP

811 Main Street, Suite 3000

Houston, TX 77002-6117

Attention:	Gerald M. Spedale
Chris Trester
Email:	gspedale@gibsondunn.com
ctrester@gibsondunn.com

Each of the Parties to this Agreement may specify a different address or email address by giving notice in accordance with this Section 8.1 to each of the other Parties hereto.

Section 8.2    Succession and Assignment; No Third-Party Beneficiaries. This Agreement will be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns, each of which such successors and permitted assigns will be deemed to be a Party hereto for all purposes hereof. No Party may assign, delegate or otherwise transfer either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Parties hereto, and any attempt to do so will be null and void ab initio. Except as expressly provided herein (including Section 5.9 and Section 8.14), this Agreement is for the sole benefit of the Parties hereto and their successors and permitted assignees and nothing herein expressed or implied will give or be construed to give any Person, other than the Parties hereto and such successors and permitted assignees, any other right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Notwithstanding anything to the contrary set forth in this Agreement, if the Merger is consummated, each of the D&O Indemnified Persons shall be a third-party beneficiary of the provisions set forth in Section 5.9.

Section 8.3    Amendments and Waivers. No amendment or waiver of any provision of this Agreement will be valid and binding unless it is in writing and signed, in the case of an amendment, by Parent and the Company, or in the case of a waiver, by the Party against whom the waiver is to be effective. No waiver by any Party of any breach or violation of, default under or inaccuracy in any representation, warranty or covenant hereunder, whether intentional or not, will be deemed to extend to any prior or subsequent breach or violation of, default under or inaccuracy in any such representation, warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No delay or omission on the part of any Party in exercising any right, power or remedy under this Agreement will operate as a waiver thereof.

Section 8.4    Entire Agreement. This Agreement, together with the Ancillary Agreements, the Confidentiality Agreement and any other documents, instruments and certificates explicitly referred to herein, constitutes the entire agreement among the Parties hereto with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, with respect thereto. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly provided for herein and therein.

Section 8.5    Counterparts; Electronic Delivery. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute but one and the same instrument. This Agreement will become effective when duly executed and delivered by each Party hereto. Counterpart signature pages to this Agreement may be delivered by facsimile or electronic delivery (i.e., by email of a PDF signature page or by DocuSign or similar electronic means) and each such counterpart signature page will constitute an original for all purposes.

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Section 8.6    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. In the event that any provision hereof would, under applicable Legal Requirements, be invalid or unenforceable in any respect, each Party hereto intends that such provision will be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable Legal Requirements.

Section 8.7    Governing Law. This Agreement, the rights of the Parties hereunder and all Actions arising in whole or in part under or in connection herewith will be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.

Section 8.8    Jurisdiction; Venue; Service of Process; JURY WAIVER.

(a)    Jurisdiction. Each of the Parties to this Agreement, by its execution hereof, (i) hereby irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware (the “Delaware Courts”), for the purpose of any Action relating to or arising in whole or in part under or in connection with this Agreement, any Ancillary Agreement or the Transactions (in each case, whether in law or in equity, whether in contract or in tort, by statute or otherwise), (ii) hereby waives, to the extent not prohibited by applicable Legal Requirements, and agrees not to assert, by way of motion, as a defense or otherwise, in any such Action, any claim or objection that it is not subject personally to the jurisdiction of the Delaware Courts, that its property is exempt or immune from attachment or execution, that any such Action brought in one of the Delaware Courts should be dismissed on grounds of forum non conveniens, should be transferred or removed to any court other than one of the Delaware Courts or should be stayed by reason of the pendency of some other Action in any other court other than one of the Delaware Courts or that this Agreement, any Ancillary Agreement or the subject matter hereof or thereof may not be enforced in or by such court and (iii) hereby agrees not to commence any such Action other than before one of the Delaware Courts. Notwithstanding the previous sentence, a Party may commence any Action in a court other than the Delaware Courts solely for the purpose of enforcing an order or judgment issued by one of the Delaware Courts.

(b)    Venue. Each of the Parties to this Agreement agrees that for any Action among any of the Parties relating to or arising in whole or in part under or in connection with this Agreement, any Ancillary Agreement or the Transactions (in each case, whether in law or in equity, whether in contract or in tort, by statute or otherwise), such Party will bring such Action only in the Delaware Courts. Notwithstanding the previous sentence, a Party may commence any Action in a court other than the Delaware Courts solely for the purpose of enforcing an order or judgment issued by one of the Delaware Courts. Each Party hereto further waives any claim and will not assert that venue should properly lie in any other location within the selected jurisdiction.

(c)    Service of Process. Each of the Parties to this Agreement hereby (i) consents to service of process in any Action among any of the Parties hereto relating to or arising in whole or in part under or in connection with this Agreement, any Ancillary Agreement or the Transactions (in each case, whether in law or in equity, whether in contract or in tort, by statute or otherwise) in any manner permitted by applicable law, (ii) agrees that service of process made in accordance with clause (i) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 8.1, will constitute good and valid service of process in any such Action and (iii) waives and agrees not to assert (by way of motion, as a defense or otherwise) in any such Action any claim that service of process made in accordance with clause (i) or (ii) does not constitute good and valid service of process.

(d)    WAIVER OF JURY TRIAL. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LEGAL REQUIREMENT THAT CANNOT BE WAIVED, THE PARTIES HEREBY WAIVE, AND

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COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR ANY OF THE TRANSACTIONS, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT, EQUITY OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE THEIR RESPECTIVE RIGHTS TO TRIAL BY JURY IN ANY ACTION WHATSOEVER BETWEEN OR AMONG THEM RELATING TO THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR ANY OF THE TRANSACTIONS AND THAT SUCH ACTIONS, CLAIMS, DEMAND OR CAUSES OF ACTIONS WILL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

Section 8.9    Specific Enforcement. Each of the Parties hereto agrees that irreparable harm for which monetary damages, even if available, would not be an adequate remedy would occur in the event that it does not fully and timely perform its obligations under or in connection with this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement and the Closing) in accordance with its terms or otherwise breach such provisions. Each of the Parties hereto acknowledges and agrees that (a) the other Parties will be entitled to an injunction, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages and without posting a bond or undertaking and without proof of damages, this being in addition to any other remedy to which such other Parties are entitled under the Law or in equity and (b) the right to obtain an injunction, specific performance or other equitable relief is an integral part of the Transactions, and without that right, none of the Parties would have entered into this Agreement. Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.9 shall not be required to provide any bond or other security or undertaking and without proof of damages in connection with any such injunction.

Section 8.10    Interpretation. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include the corresponding masculine, feminine and neuter forms. When a reference is made in this Agreement to an Exhibit or Schedule, such reference shall be to an Exhibit or Schedule to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement. Unless otherwise indicated, (a) the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation,” (b) the words “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Disclosure Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement, (c) words importing the singular shall also include the plural and vice versa, (d) the word “or” is disjunctive, but not necessarily exclusive, (e) the words “writing” and “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form, (f) the word “day” means calendar day, unless Business Day is expressly specified, and (g) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Reference to the Subsidiaries of an entity shall be deemed to include all direct and indirect Subsidiaries of such entity. References to a document or item of information having been “made available” will be deemed to include the posting of such document or item of information in an electronic data room accessible by Parent or any of its representatives.

Annex A-65

Section 8.11    Currency. Unless otherwise specified, all references to currency amounts in this Agreement shall mean United States dollars.

Section 8.12    Non-Survival of Representations, Warranties and Covenants. Except (a) as otherwise contemplated by Section 7.2(b) or (b) in the case of claims against a Person in respect of such Person’s Actual Fraud, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and each of the foregoing shall terminate and expire upon the occurrence of the Effective Time, except for (i) those covenants and agreements contained herein that, by their terms, expressly apply in whole or in part after the Closing, and then only with respect to any breaches occurring after the Closing and (ii) this Article 8.

Section 8.13    Non-Recourse. Except in the case of claims against a Person in respect of such Person’s Actual Fraud:

(a)    solely with respect to the Company, Parent and Merger Sub, this Agreement may only be enforced against, and any claim or cause of action (whether in contract or in tort, in law or in equity or granted by statute) based upon, in respect of, arising out of or related to this Agreement or the transactions contemplated hereby may only be brought against, the Company, Parent and Merger Sub as named parties hereto; and

(b)    no Person (other than the Company, Parent or Merger Sub, and then only to the extent of the specific obligations undertaken by such Party) shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Parent or Merger Sub under this Agreement for any claim based on, arising out of or related to this Agreement or the transactions contemplated hereby.

Section 8.14    Legal Representation.

(a)    Parent and the Company, on behalf of their respective successors and assigns, hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (i) the Sponsor, the stockholders or holders of other equity interests of Parent or the Sponsor and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than Parent) (collectively, the “Parent Group”), on the one hand, and (ii) Parent and/or any member of the Company Group (as defined below), on the other hand, any legal counsel, including Gibson, Dunn & Crutcher LLP (“Gibson Dunn”), that represented Parent or a member of the Parent Group prior to the Closing may represent any member of the Parent Group in such dispute even though the interests of such Persons may be directly adverse to Parent, and even though such counsel may have represented Parent in a matter substantially related to such dispute, or may be handling ongoing matters for Parent and/or a member of the Parent Group. Neither Parent nor the Company shall seek to or have Gibson Dunn disqualified from any such representation with respect to this Agreement or the Transactions based upon the prior representation of the Parent Group by Gibson Dunn. The Parties hereby waive any potential conflict of interest arising from such prior representation, and each Party shall cause its respective Affiliates to consent to waive any potential conflict of interest arising from such representation. Each Party acknowledges that such consent and waiver is voluntary, that it has been carefully considered and that such Party has consulted with counsel in connection therewith. Parent and the Company, on behalf of their respective successors and assigns, further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby) between or among Parent, the Sponsor and/or any other member of the Parent Group, on the one hand, and Gibson Dunn, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to the Parent Group after the Closing, and shall not pass to or be claimed or controlled by Parent.

Annex A-66

(b)    Parent and the Company, on behalf of their respective successors and assigns, hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (i) the stockholders or holders of other equity interests of the Company and any of their respective directors, members, partners, officers, employees or Affiliates (other than Parent) (collectively, the “Company Group”), on the one hand, and (ii) Parent and/or any member of the Parent Group, on the other hand, any legal counsel, including Ellenoff Grossman & Schole LLP (“EGS”), that represented the Company prior to the Closing may represent any member of the Company Group in such dispute even though the interests of such Persons may be directly adverse to Parent, and even though such counsel may have represented Parent and/or the Company in a matter substantially related to such dispute, or may be handling ongoing matters for Parent. Neither Parent nor the Company shall seek to or have EGS disqualified from any such representation with respect to this Agreement or the Transactions based upon the prior representation of the Company Group by EGS. The Parties hereby waive any potential conflict of interest arising from such prior representation, and each Party shall cause its respective Affiliates to consent to waive any potential conflict of interest arising from such representation. Each Party acknowledges that such consent and waiver is voluntary, that it has been carefully considered and that such Party has consulted with counsel in connection therewith. Parent and the Company, on behalf of their respective successors and assigns, further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby) between or among the Company and/or any member of the Company Group, on the one hand, and EGS, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to the Company Group after the Closing, and shall not pass to or be claimed or controlled by Parent.

(c)    The covenants, consents and waivers contained in this Section 8.14 shall not be deemed exclusive of any other rights to which Gibson Dunn or EGS are entitled, whether pursuant to law, contract or otherwise.

(d)    This Section 8.14 is intended for the benefit of, and shall be enforceable by, the Parent Group and the Company Group. This Section 8.14 shall be irrevocable, and no term of this Section 8.14 may be amended, waived or modified without the prior written consent of Gibson Dunn or EGS, as applicable.

Section 8.15    Disclosure Schedules and Exhibits. The Company Schedules, Parent Schedules and other Schedules contemplated by this Agreement (collectively, the “Disclosure Schedules”) shall be arranged in separate parts corresponding to the numbered and lettered sections and subsections contained in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify the corresponding section of the Agreement and any other sections of the Agreement to the extent that it is reasonably foreseeable on the face of the disclosure (without reference to any document referred to therein or any independent knowledge on the part of the reader regarding the matter disclosed) that such disclosure is also applicable to such other sections of the Agreement (notwithstanding the absence of a specific cross-reference). The inclusion of any matter, fact, information or circumstance in the Disclosure Schedules shall not be deemed to be an admission or acknowledgment or otherwise imply that such matter, fact, information or circumstance is required to be listed in the Disclosure Schedules in order for any representation or warranty or covenant in the Agreement to be true and correct, or that any such matter, fact, information or circumstance is material (or not material) to or outside (or in) the ordinary course of business of the disclosing party or any of its or Subsidiaries or that any such matter, fact, information or circumstance is above or below any specified threshold, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Disclosure Schedules in any dispute or controversy between the Parties.

[Remainder of Page Left Intentionally Blank; Signature Page Follows]

Annex A-67

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.

PARENT:

TLG ACQUISITION ONE CORP.

By:	/s/ John Michael Lawrie

Name:	John Michael Lawrie
Title:	Chief Executive Officer

MERGER SUB:

EAGLE MERGER CORP.

By:	/s/ John Michael Lawrie

Name:	John Michael Lawrie
Title:	President

[Signature Page to Merger Agreement]

Annex A-68

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.

COMPANY:

ELECTRIQ POWER, INC.

By:	/s/ Frank Magnotti
Name:	Frank Magnotti
Title:	Chief Executive Officer

[Signature Page to Merger Agreement]

Annex A-69

Appendix A

Certain Definitions

“Action” means any judicial or administrative action, suit, litigation, arbitration or proceeding, or any inquiry, audit, demand, examination, hearing, claim, charge, complaint or investigation (in each case, whether civil, criminal or administrative and whether public or private), at law or in equity, pending or brought by or before any Governmental Authority or arbitrator.

“Actual Fraud” means common law fraud that involves a knowing and intentional misrepresentation in the representations and warranties set forth in Article 2 (with respect to the Company) or Article 3 (with respect to Parent and Merger Sub), as applicable, with the intent that the other Party rely thereon, and, for the avoidance of doubt, does not include constructive or equitable fraud or other claims based on constructive knowledge, negligent misrepresentation or similar theories that do not constitute common law fraud under Delaware law.

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with such specified Person. The term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other ownership interest, by contract or otherwise, and the terms “controlled” and “control” have meanings correlative thereto.

“Ancillary Agreements” means the Certificate of Merger, Sponsor Agreement, Support Agreements, Lock-Up Agreements, A&R Registration Rights Agreement, Parent Plan, the Parent Financing Certificate, the Company Financing Certificate, the D&O Resignation Letters, the Lawrie Convertible Note and the Financing Agreements.

“Anti-Corruption Laws” means the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, the UN Convention against Corruption, the United States Foreign Corrupt Practices Act of 1977, the United States Currency and Foreign Transactions Reporting Act of 1970, as amended, the UK Bribery Act of 2010 and any other Legal Requirement in any jurisdiction in which the Company or its Subsidiaries conducts business or provides or offers goods or services which (a) prohibits the conferring of any gift, payment or other benefit on any Person or any officer, employee, agent or advisor of such Person and/or (b) is broadly equivalent to any of the foregoing or was intended to enact the provisions of any of the foregoing, or which has as its objective the prevention of corruption.

“Associated Person” means, in relation to the Company or its Subsidiaries, a Person (including any director, contractor, employee, agent or Subsidiary) who performs or has performed services for or on behalf of the Company or its Subsidiaries.

“Assumed Percentage” means a fraction, (a) the numerator of which is 47,500,000 and (b) the denominator of which is 52,000,000.

“Business Combination” has the meaning ascribed to such term in Parent’s Charter Documents.

“Business Day” means any day other than a Saturday or a Sunday or a weekday on which banks in New York, New York are authorized or required to be closed.

“Business Systems” means all Software (including Company Services and Company Source Code), computer hardware (whether general or special purpose), electronic data processing information, record keeping, communications, telecommunications, networks, interfaces, platforms, servers, peripherals and computer systems, including any outsourced systems and processes that are owned or controlled by the Company or any Subsidiary in the conduct of its business.

Annex A-70

“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act, as amended.

“Cash” means, as at a specified date, the aggregate amount of all cash and cash equivalents held by a Person required to be reflected as cash and cash equivalents on a consolidated balance sheet of the of such Person as of such date prepared in accordance with GAAP.

“Cash Percentage” means a fraction, (a) the numerator of which is $25,000,000 and (b) the denominator of which is $475,000,000.

“Closing Merger Consideration” means 47,500,000 shares of Parent Class A Common Stock.

“Company Convertible Instruments” means that certain Simple Agreement for Future Equity, dated as of June 2, 2021, by and between Greensoil Building Innovation Fund Co-Investment I, L.P. and the Company; Simple Agreement for Future Equity, dated as of June 15, 2021, by and between Greensoil Building Innovation Fund Co-Investment I, L.P. and the Company; Simple Agreement for Future Equity, dated as of May 7, 2021, by and between KT4 Partners, LLC and the Company; Simple Agreement for Future Equity, dated as of May 7, 2021, by and between 10X Tech Ventures, LLC and the Company; Simple Agreement for Future Equity, dated as of May 7, 2021, by and between David T. Bell, Allison J. Bell and the Company; Simple Agreement for Future Equity, dated as of May 7, 2021, by and between Wendy Findlay and the Company; Simple Agreement for Future Equity, dated as of May 7, 2021, by and between Joe Freedman and the Company; Simple Agreement for Future Equity, dated as of May 7, 2021, by and between JEL Partnership and the Company; Simple Agreement for Future Equity, dated as of May 13, 2021, by and between Keith T. White and the Company; Simple Agreement for Future Equity, dated as of May 7, 2021, by and between James Lovewell and the Company; Simple Agreement for Future Equity, dated as of May 17, 2021, by and between Chadwick Manning Corporation and the Company; Simple Agreement for Future Equity, dated as of May 7, 2021, by and between O’Shanter Development Company Ltd. and the Company; Simple Agreement for Future Equity, dated as of May 7, 2021, by and between Brandon Sanchez and the Company; Simple Agreement for Future Equity, dated as of May 7, 2021, by and between Jason Shinder and the Company; Simple Agreement for Future Equity, dated as of May 7, 2021, by and between Venturon Ltd. and the Company; Simple Agreement for Future Equity, dated as of May 7, 2021, by and between Westhaver Partners Inc. and the Company; Simple Agreement for Future Equity, dated as of May 10, 2021, by and between Jeff Wright and the Company; Simple Agreement for Future Equity, dated as of May 11, 2021, by and between Geoffrey and Barbara Younghusband and the Company; Simple Agreement for Future Equity, dated as of June 15, 2021, by and between GSF Fin 2, LLC and the Company; Simple Agreement for Future Equity, dated as of July 1, 2021, by and between Greensoil Building Innovation Fund Co-Investment I, L.P. and the Company; Simple Agreement for Future Equity, dated as of July 9, 2021, by and between Frank Napolitano and the Company; Simple Agreement for Future Equity, dated as of October 4, 2021, by and between Jim Van Hoof and the Company; Simple Agreement for Future Equity, dated as of October 7, 2021, by and between James Lovewell and the Company; Simple Agreement for Future Equity, dated as of October 8, 2021, by and between Maria Huusom and the Company; Simple Agreement for Future Equity, dated as of October 14, 2021, by and between Agastheeswaran Somasundaram and the Company; Simple Agreement for Future Equity, dated as of October 15, 2021, by and between Kawaljeet Singh and the Company; Simple Agreement for Future Equity, dated as of October 15, 2021, by and between Mukul Vaingankar and the Company; Simple Agreement for Future Equity, dated as of October 15, 2021, by and between Jeffrey Besen and the Company; Simple Agreement for Future Equity, dated as of November 1, 2021, by and between JEL Partnership and the Company; Simple Agreement for Future Equity, dated as of November 2, 2021, by and between Avraham Holdings, Inc. and the Company; Simple Agreement for Future Equity, dated as of November 4, 2021, by and between O’Shanter Development Company and the Company; Simple Agreement for Future Equity, dated as of November 15, 2021, by and between SSD Famcorp Limited and the Company; Simple Agreement for Future Equity, dated as of November 15, 2021, by and between Leo DelZotto and the Company; Simple Agreement for Future Equity, dated as of November 15, 2021, by and between Sandra DelZotto and the Company; Simple Agreement for Future Equity, dated as of November 15, 2021, by and between Astonbury Developments Limited and the Company.

Annex A-71

“Company Convertible Securities” means, collectively, the Company Stock Options, the Company Convertible Instruments, the Company Warrants, the Lawrie Convertible Note and any other options, warrants or rights to subscribe for or purchase any capital stock of the Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital stock of the Company.

“Closing Date” means the date on which the Closing actually occurs.

“Committed Capital Raise” means the sale by the Company to John Michael Lawrie of the Lawrie Convertible Note.

“Company Capital Stock” means the Company Common Stock and Company Preferred Stock.

“Company Common Stock” means the Common Stock of the Company, $0.0001 par value per share.

“Company Equity Plan” means the Company 2015 Equity Incentive Plan.

“Company Intellectual Property Rights” means the Intellectual Property Rights owned or purported to be owned by the Company and/or its Subsidiaries.

“Company Material Adverse Effect” means any change, event, occurrence or effect, individually or when aggregated with other changes, events, occurrences or effects, that has had or would reasonably be expected to have a material adverse effect on (a) the condition (financial or otherwise), assets, liabilities, business or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) the ability of the Company and its Subsidiaries to timely perform any of its or their respective covenants or obligations under this Agreement or any Ancillary Agreement or to consummate the Transactions; provided that, in the case of clause (a) only, no change, event, occurrence or effect to the extent resulting from or arising out of any of the following shall be deemed to constitute a Company Material Adverse Effect or be taken into account in determining whether there has been a Company Material Adverse Effect: (i) changes in general U.S. or global economic or political conditions, including changes in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, or changes that generally affect the industries in which the Company or any of its Subsidiaries principally operate, (ii) changes in applicable Legal Requirements, U.S. GAAP, or authoritative interpretations of any of the foregoing, (iii) acts of war, sabotage, terrorism, natural or man-made disasters, epidemics, pandemics (including COVID-19) or acts of God, (iv) changes attributable to the public announcement of the Transactions, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees (provided that the exception in this clause (iv) shall not apply to the representations and warranties set forth in Section 2.5 to the extent that its purpose is to address the consequences resulting from the public announcement of the Transactions or the condition set forth in Section 6.2(a) to the extent it relates to such representations and warranties), (v) Public Health Measures, (vi) any failure, in and of itself, to meet any projections after the date hereof (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition) or (vii) any action expressly required to be taken or expressly required to be omitted to be taken pursuant to this Agreement (except for Section 4.1); provided, however, in the case of clauses (i) through (iii) and (v), such change, event, occurrence or effect may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur, to the extent such change, event, occurrence or effect has a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the business and industries in which they operate.

“Company Preferred Stock” means the Company Seed Preferred Stock, Company Seed-1 Preferred Stock and Company Seed-2 Preferred Stock.

“Company Seed Preferred Stock” means the Seed Preferred of the Company, par value $0.0001 per share.

“Company Seed-1 Preferred Stock” means the Seed-1 Preferred of the Company, par value $0.0001 per share.

Annex A-72

“Company Seed-2 Preferred Stock” means the Seed-2 Preferred of the Company, par value $0.0001 per share.

“Company Services” means the technology, platform, products or services that as of the date of this Agreement are marketed, licensed, sold, under development, supported or distributed by the Company or any of its Subsidiaries.

“Company Source Code” means the source code or algorithms for any Software owned or purposed to be owned by the Company or any Subsidiary.

“Company Stockholders” means the holders of Company Common Stock and Company Preferred Stock.

“Company Transaction Expenses” means, without duplication, all out-of-pocket fees and expenses of the Company and its Subsidiaries paid or payable (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby, including: (a) fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, (b) 50% of the filing fees payable to Governmental Authorities in connection with the HSR Act, (c) 50% of the filing fees payable to Governmental Authorities in connection with the Form S-4, (d) change-in-control payments, transaction bonuses, retention payments, severance or similar compensatory payments payable by the Company or any of its Subsidiaries to any current or former employee (including any amounts due under any consulting agreement with any such former employee), independent contractor, officer or director of the Company or any of its Subsidiaries solely as a result of the transactions contemplated hereby, including the employer portion of payroll Taxes arising therefrom, (e) all payments by the Company or any of its Subsidiaries to obtain any third-party consent required under any Contract in connection with the consummation of the transactions contemplated by this Agreement or any Ancillary Agreements and (f) any other fees, expenses, commissions or other amounts that are expressly allocated to the Company or any of its Subsidiaries pursuant to this Agreement or any Ancillary Agreement.

“Company’s Knowledge” and similar formulations mean that one or more of the individuals set forth on Schedule A-1 has actual knowledge of the fact or other matter at issue, assuming reasonable due inquiry and investigation consistent with their respective job duties and functions.

“Consents” means any notice, authorization, qualification, registration, filing, notification, waiver, order, consent or approval to be obtained from, filed with or delivered to a Governmental Authority or other Person.

“Contractual Obligation” or “Contracts” means, with respect to any Person, any legally binding contract, agreement, lease, sublease, license, sublicense or other commitment, understanding or arrangement, whether written or oral.

“COVID-19” means SARS-CoV-2, coronavirus or COVID-19 and mutations, variations or evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Response Law” means the 2021 Consolidated Appropriations Act, the CARES Act, the FFCRA, the presidential Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, as issued on August 8, 2020, and any other similar U.S. federal, state, local or non-U.S. law, or administrative guidance that addresses the COVID-19 pandemic and associated economic downturn.

“Customers” means all Persons to which the Company or any Subsidiary provides the Company Services.

“Economic Sanctions Laws” means any economic or financial sanctions administered by OFAC, the United States State Department, the United States Department of the Treasury, the United Nations or any other national, international or multinational economic sanctions authority of the jurisdictions where the Company or any of its Subsidiaries conducts business or provides or offers goods or services.

Annex A-73

“Election Deadline” means 5:00 p.m. local time in New York, New York on the date that is five (5) Business Days prior to Company’s good faith estimate of the Closing Date, or such other date as may be mutually agreed upon by the Parties.

“Employee Plan” means any plan, program, policy, or arrangement that (a) is an employee benefit plan within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (whether or not subject to ERISA), (b) provides equity or equity-based compensation, including any options to acquire units, profits interest, restricted units, equity appreciation rights and phantom stock or (c) any other material deferred-compensation, employment, pension, retirement, severance, change in control, retention, stock purchase, welfare-benefit, death, disability, medical, bonus, incentive or fringe-benefit plan or arrangement (in each case, other than any plan, program or arrangement mandated by applicable Legal Requirements).

“Environmental Laws” means any Legal Requirement relating to (a) releases of Hazardous Substances, (b) pollution, protection or restoration of the environment or natural resources, (c) the handling, transport, use, treatment, storage or disposal of Hazardous Substances or (d) human exposure to Hazardous Substances, and includes, but is not limited to, United States federal statutes known as the Clean Air Act, Clean Water Act, Comprehensive Environmental Response, Compensation and Liability Act, Emergency Planning and Community Right-to-Know Act, Endangered Species Act, Hazardous Materials Transportation Act, Migratory Bird Treaty Act, National Environmental Policy Act, Occupational Safety and Health Act (as it relates to human exposure to Hazardous Substances), Oil Pollution Act of 1990, Resource Conservation and Recovery Act, Safe Drinking Water Act, Toxic Substances Control Act or any similar law in any jurisdiction in which the Company conducts business or provides or offers goods or services.

“ERISA Affiliate” means any entity that could be treated as a single employer with the Company or any of its Subsidiaries under Section 414(b) or (c) of the Code or, to the extent relevant under and for purposes of applicable Code provisions, Section 414(m) or (o) of the Code.

“Escrow Agreement” means an escrow or similar agreement with terms and conditions to be mutually agreed upon by the Company and Parent.

“Escrow Consideration” means 2,000,000 shares of Parent Class A Common Stock.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means a fraction, (a) the numerator of which is 52,000,000 and (b) the denominator of which is the Total Company Shares Outstanding.

“Export Control Laws” means all U.S. import and export laws (including those laws under the authority of U.S. Departments of Commerce (Bureau of Industry and Security) codified at 15 CFR, Parts 700-799; Homeland Security (Customs and Border Protection) codified at 19 CFR, Parts 1-199; State (Directorate of Defense Trade Controls) codified at 22 CFR, Parts 103, 120-130; and Treasury (Office of Foreign Assets Control) codified at 31 CFR, Parts 500-599), United States Executive Order 13224, the Arms Export Control Act, the International Traffic in Arms Regulations, the Export Administration Act, the International Emergency Economic Powers Act, the Trading with the Enemy Act and all comparable applicable laws outside the United States.

“Federal Securities Laws” means U.S. federal securities laws and the rules and regulations of the SEC and NYSE promulgated thereunder.

“FFCRA” means the Families First Coronavirus Response Act, Pub L. No. 116-127 (116th Cong.) (Mar. 18, 2020), as amended.

“Final Prospectus” means Parent’s Final Prospectus dated February 4, 2021.

Annex A-74

“Form S-4” means the registration statement on Form S-4 of Parent with respect to the registration of the shares of Parent Class A Common Stock to be issued in the Merger and Financings.

“Governmental Authority” means any (i) government of any nation, state, city, locality, municipality or other political subdivision thereof, (ii) governmental or quasi-governmental entity of any nature (including any governmental agency or entity and any court or other tribunal) or (iii) any entity exercising or entitled to exercise any executive, legislative, judicial, police, taxing, regulatory or administrative functions of or pertaining to government, including any arbitral tribunal (public or private) or commission.

“Greensoil” means GBIF Management Ltd.

“Hazardous Substance” means (a) those substances defined in or regulated as hazardous or toxic substances, materials or wastes under any Environmental Law, (b) petroleum and petroleum products or by-products, including crude oil and any fractions thereof, (c) natural gas, synthetic gas and any mixtures thereof, (d) friable asbestos-containing material, polychlorinated biphenyls, radioactive materials and radon, (e) any other substance regulated as a pollutant or contaminant under Environmental Law or (f) any biological or chemical substance, material or waste regulated or classified as toxic, hazardous or radioactive by any Governmental Authority in any jurisdiction in which the Company conducts business or provides or offers goods or services.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, as of any time, without duplication, with respect to any Person, all amounts arising under any obligations of such Person and its Subsidiaries (on a consolidated basis) for, or in respect to, (a) indebtedness for borrowed money or indebtedness issues or incurred in substitution or exchange for borrowed money, (b) other obligations evidenced by any note, bond, debenture or other debt security, (c) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptances or other similar instruments, in each case, solely to the extent drawn, (d) derivative, hedging, swap, foreign exchange or similar arrangements, including swaps, caps, collars, hedges or similar arrangements, (e) with respect to the Company and its Subsidiaries, any and all liabilities for amounts that the Company and its Subsidiaries has deferred pursuant to Section 2302 of the CARES Act and all Taxes (including withholding Taxes) deferred pursuant to Internal Revenue Service Notice 2020-65 or any related or similar order or declaration from any Governmental Authority (including without limitation the Presidential Memorandum, dated August 8, 2020, issued by the President of the United States) and (f) any of the obligations of any other Person of the type referred to in clauses (a) through (e) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such Indebtedness has been assumed by such Person, and with respect to clauses (a) through (f), including all accrued and unpaid interest, fees, expenses and other payment obligations (including any prepayment penalties, premiums, costs, breakage or other amounts payable upon the discharge thereof) arising under or in respect of such Indebtedness.

“Information Privacy and Security Laws” means all applicable Legal Requirements and guidelines from Governmental Authorities relating to the Company or any of its Subsidiaries’ Processing of Personal Confidential Information, including the privacy, data protection and data security of Personal Confidential Information, sending solicited or unsolicited electronic mail and text messages, cookies and the transfer of Personal Confidential Information, as applicable in all relevant jurisdictions where the Company and its Subsidiaries conduct business, including, to the extent applicable, (i) the European General Data Protection Regulation of April 27, 2016 (Regulation (EU) 2016/679) (GDPR), and/or any implementing or equivalent national Laws, (ii) the UK General Data Protection Regulation (UK GDPR), (iii) the Swiss Federal Act on Data Protection and (iv) U.S. federal and state Legal Requirements, in particular, the California Consumer Privacy Act of 2018 and its regulations, the New York SHIELD Act, the Fair Credit Reporting Act, the Federal Trade Commission Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, Children’s Online Privacy Protection Act, the Payment Card Industry Data Security Standards, binding guidance of each Governmental Authority having the effect of law as pertains to such Legal

Annex A-75

Requirements and other local, state, federal and foreign data security laws, data breach notification laws and consumer protection laws.

“Intellectual Property Rights” means any and all statutory and/or common law rights throughout the world in, arising out of, or associated with any of the following: (a) all United States and foreign patents and utility models and applications therefor (including provisional applications) and all reissues, divisions, renewals, reexaminations, extensions, provisionals, substitutions, continuations, continuations in part and equivalents thereof; (b) all trade secrets, know-how, technologies, databases, processes, techniques, protocols, methods, formulae, algorithms, layouts, designs, specifications and confidential information; (c) copyrights and all other rights corresponding thereto in any works of authorship (including copyrights in Software), whether published or unpublished; (d) all trademark rights and similar rights in trade names, trade dress, logos, trademarks and service marks and other indicia of origin together with the goodwill associated with any of the foregoing; (e) all rights in databases and data collections (including knowledge databases, customer lists and customer databases); (f) all rights to uniform resource locators, web site addresses and domain names; (g) any similar, corresponding or equivalent rights to any of the foregoing; (h) any registrations of or applications to register any of the foregoing; and (i) any and all rights created or arising under the laws of any jurisdiction anywhere in the world, whether statutory, common law or otherwise related to clauses (a)–(h) above, including the right to bring suit, pursue past, current and future violations, infringements, or misappropriations, and collections.

“IPO Prospectus” means the final prospectus of Parent, dated February 1, 2021, and filed with the SEC on January 29, 2021 (File No. 333-252032).

“Lawrie Convertible Note” means that certain secured convertible note issued by the Company in favor of John Michael Lawrie as contemplated by that certain Securities Purchase Agreement, dated on or around the date hereof, between the Company and John Michael Lawrie.

“Legal Requirement” or “Law” means any federal, state or local, foreign, national or supranational or other law, act, statute, treaty, constitution, principle of common law, resolution, standard, ordinance, decree, permit, authorization, code, rule or regulation or other binding directive or guidance issued, promulgated or enforced by a Governmental Authority having jurisdiction over a given matter, as well as any Order.

“Liability” or “liability” means any liability, debt, obligation, deficiency, interest, Tax, penalty, fine, demand, judgment, claim, cause of action or other loss, cost or expense of any kind or nature whatsoever, whether asserted or unasserted, whether or not contingent, known or unknown, accrued or unaccrued, liquidated or unliquidated, and whether due or become due and regardless of when asserted.

“Licensed Intellectual Property Rights” means the Intellectual Property Rights owned by third parties that are licensed to the Company or its Subsidiaries pursuant to a Contract to which Company or its Subsidiary is a party.

“Lien” means any mortgage, pledge, lien, security interest, encumbrance, financing statement, license or sub-license, attachment, charge, trust, option, warrant, purchase right, preemptive right, right of first offer or refusal, easement, servitude, restriction (whether voting, transfer or otherwise), encroachment or other similar Lien (other than, in the case of a security, any restriction on the transfer of such security arising solely under Legal Requirements).

“Net Debt” means an amount (which may be positive or negative), in each case, determined as of the applicable date and without giving effect to the transactions contemplated hereby, equal to (i) the Cash of the Company and its Subsidiaries, less (ii) the Indebtedness of the Company and its Subsidiaries.

“NYSE” means the New York Stock Exchange.

“OFAC” means the Office of Foreign Assets Control of the United States Department of the Treasury.

Annex A-76

“Open Source Materials” means Software or other material that is distributed under a license identified as an open source license by the Open Source Initiative (www.opensource.org) or Software distributed as “free software,” or under similar licensing or distribution terms (including the GNU Affero General Public License (AGPL), GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL) and the Apache License).

“Order” means any outstanding writ, order, judgment, injunction, settlement, decision, determination, award, ruling, subpoena, verdict or decree entered, issued, made or rendered by any Governmental Authority.

“Ordinary course of business,” “ordinary course,” “ordinary course of business consistent with past practice” and similar phrases, when referring to the Company or its Subsidiaries, means actions taken by the Company or a Subsidiary that are consistent with the past usual day-to-day customs and practices of such entity in the ordinary course of operations of the business.

“Parent Class A Common Stock” means the Class A Common Stock of Parent, par value $0.0001 per share.

“Parent Class F Common Stock” means the Class F Common Stock of Parent, par value $0.0001 per share.

“Parent Material Adverse Effect” means any change, event, occurrence or effect, individually or when aggregated with other changes, events, occurrences or effects, that has had or would reasonably be expected to have a material adverse effect on (a) the condition (financial or otherwise), assets, liabilities, business or results of operations of Parent and Merger Sub, taken as a whole, or (b) the ability of Parent or Merger Sub to timely perform any of its or their respective covenants or obligations under this Agreement or any Ancillary Agreement or to consummate the Transactions; provided that, with respect to this clause (b), no change, event, occurrence or effect to the extent resulting from or arising out of any of the changes, events, occurrences or effects described in clauses (i) through (vii) of the definition of Company Material Adverse Effect (which shall apply as to Parent, mutatis mutandis) shall be deemed to constitute a Parent Material Adverse Effect or be taken into account in determining whether there has been a Parent Material Adverse Effect. Notwithstanding the foregoing, the consummation and effects of any redemption (or any redemption in connection with the Extension, if any) or the failure to obtain approval of the Necessary Stockholder Matters by the Parent Stockholders shall not be deemed to be a Parent Material Adverse Effect.

“Parent Preferred Stock” means the preferred stock of Parent.

“Parent Securities” means the Parent Class A Common Stock, Parent Class F Common Stock, Parent Preferred Stock, Parent Units and Parent Warrants.

“Parent Share Amount” means the number of shares of Parent Class A Common Stock outstanding at the Closing, after giving effect to the number of shares of Parent Class A Common Stock redeemed in connection with the Closing pursuant to Parent’s Charter Documents, but before the issuance of the Closing Merger Consideration and Reserve Consideration.

“Parent Stockholders” means the holders of Parent Class A Common Stock and Parent Class F Common Stock.

“Parent Transaction Expenses” means, without duplication, all out-of-pocket fees and expenses paid or payable by (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby or investigating, pursuing or contemplating any other change of control or consideration of any strategic alternative to the transactions contemplated hereby, including: (a) fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants, investor relations and public relations consultants, and other advisors and service

Annex A-77

providers (including any deferred underwriting commissions due to the underwriters of Parent’s initial public offering pursuant to the Underwriting Agreement dated as of January 27, 2021), (b) the fees incurred in connection with the Financings and/or any other third-party financing pursuant to Section 4.7 (including any backstop commitment or debt financing), including all commitment fees, commissions, original issue discounts or other fees, costs and expenses, (c) amounts owing or that may become owed, payable or otherwise due (whether or not accrued), directly or indirectly, by or in connection with the consummation of the Transactions, including Parent Borrowings, (d) 50% of the filing fees payable to Governmental Authorities in connection with the HSR Act, (e) 50% of the filing fees payable to Governmental Authorities in connection with the Form S-4, (f) Transfer Taxes for which Parent is liable pursuant to Section 5.19(c), (g) any Extension Expenses and (h) any other fees, expenses, commissions or other amounts that are expressly allocated to Parent pursuant to this Agreement or any Ancillary Agreement. For the avoidance of doubt, Parent Transaction Expenses shall exclude indebtedness for borrowed money other than Parent Borrowings.

“Parent Units” means the units of Parent, each unit consisting of one share of Parent Class A Common Stock and one-third of one Parent Warrant.

“Parent Warrants” means the warrants of Parent, each whole warrant exercisable for one share of Parent Class A Common Stock at a price of $11.50, beginning on the later of (i) the 30th day after Closing Date and (ii) February 1, 2022, and expiring on the fifth anniversary of the Closing Date, upon the terms and conditions set forth in the Warrant Agreement.

“Parent’s Knowledge” and similar formulations mean that one or more of John Lawrie, David Johnson and Jonathan Morris has actual knowledge of the fact or other matter at issue, assuming reasonable due inquiry and investigation.

“PCAOB Auditor” means an independent public accounting firm qualified to practice before the Public Company Accounting Oversight Board.

“Permits” means, with respect to any Person, any approval, waiver, consent, clearance, registration, certificate, license, permit or other similar authorization issued by, or otherwise granted by, any Governmental Authority to which or by which such Person is subject or bound.

“Permitted Lien” means (a) statutory liens for current Taxes, special assessments or other governmental or quasi-governmental charges not yet due and payable or the amount or validity of which is being contested in good faith in appropriate proceedings for which sufficient reserves have been established in accordance with U.S. GAAP, (b) mechanics’, materialmen’s, carriers’, workers’, warehousemens’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business that are not yet due and payable or are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (c) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities, none of which, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected land or building by the Company, (d) liens incurred or deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension programs mandated under applicable Legal Requirements or other social security regulations, (e) purchase money security interests and other vendor security for the unpaid purchase of goods and Liens securing rental payments under capital lease arrangements that would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (f) non-exclusive licenses in Intellectual Property Rights granted in the ordinary course of business in connection with the Company Services and (g) Liens on tangible assets that do not, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course of business of the Company and its Subsidiaries, taken as a whole.

“Person” means any individual or any corporation, association, partnership, limited liability company, joint venture, joint stock or other company, business trust, trust, organization, Governmental Authority or other entity of any kind.

Annex A-78

“Per Share Cash/Stock Consideration” means (i) an amount of shares (or fractions thereof) of Parent Class A Common Stock equal to (a) the Per Share Stock Consideration multiplied by (b) the Stock Percentage and (ii) an amount of cash equal to (a) the Per Share Stock Consideration, multiplied by (b) the Cash Percentage, multiplied by (c) $10.00.

“Per Share Reserve Consideration” means an amount of shares (or fractions thereof) of Parent Class A Common Stock equal to the quotient obtained by dividing (a) the Reserve Consideration by (b) the Total Company Shares Outstanding.

“Per Share Stock Consideration” means an amount of shares (or fractions thereof) of Parent Class A Common Stock equal to the quotient obtained by dividing (a) the Closing Merger Consideration by (b) the Total Company Shares Outstanding.

“Personal Confidential Information” means any data or information, in any form, relating to an identified or identifiable natural person or that could reasonably be used to identify, contact or locate a natural person, device or household, and shall also mean “personal information,” “personal identifiable information,” “personal data,” “personal health information” and “personal financial information,” or any functional equivalent of these terms as defined under any Information Privacy and Security Laws.

“Pre-Closing Holders” means all Persons who hold one or more shares of Company Common Stock (giving effect to the Company Preferred Stock Conversion) or Company Convertible Securities immediately prior to the Effective Time.

“Process” or “Processing” means, with respect to Personal Confidential Information, the use, collection, processing, storage or disclosure of such Personal Confidential Information.

“Public Health Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, decree, judgment, injunction or other Legal Requirement, directive, guideline or recommendation by any Governmental Authority, the Centers for Disease Control and Prevention, the World Health Organization or industry group in connection with or in response to COVID-19 or any other epidemic, pandemic or outbreak of disease or in connection therewith or in response to any other public health conditions.

“Representative” means, with respect to any Person, such Person’s Affiliates and its and such Affiliates’ respective directors, officers, employees, members, owners, agents, managers, consultants, accountants, advisors and other representative of such Person, including legal counsel, accountants and financial advisors.

“Reserve Percentage” means a fraction equal to (a) 1 minus (b) the Assumed Percentage.

“SEC” means the U.S. Securities Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Software” means all computer software (in object code or source code format), data and databases, and related documentation and materials.

“Sponsor” means TLG Acquisition Founder LLC, a Delaware limited liability company.

“Stock Percentage” means a fraction equal to (a) 1 minus (b) the Cash Percentage.

“Subsidiary” means, with respect to any specified Person, any other Person of which such specified Person, directly or indirectly through one or more Subsidiaries, (a) owns at least 50% of the outstanding equity interests

Annex A-79

entitled to vote generally in the election of the board of directors or similar governing body of such other Person or (b) has the power to generally direct the business and policies of that other Person, whether by contract or as a general partner, managing member, manager, joint venturer, agent or otherwise.

“Tax” or “Taxes” means (i) any and all federal, provincial, state, local or foreign income, gross receipts, payroll, employment, tariffs, customs duty, excise, severance, stamp, occupation, premium, windfall profits, capital stock, franchise, profits, withholding, deduction at source, social security (or similar, including FICA), unemployment, employment insurance, disability, real property, personal property, sales, use, transfer, registration, goods and services, value added, capital, alternative or add-on minimum, estimated, amounts due under any escheat or unclaimed property Law or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether or not disputed, and including any amounts resulting from the failure to file any Tax Return; (ii) any liability for payment of amounts described in clause (i), whether as a result of transferee or successor liability, of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of Law; and (iii) any liability for the payment of amounts described in clauses (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied Contract.

“Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Taxes, filed or required to be filed with any Governmental Authority (or required to be provided to a payee), including any schedule or attachment thereto, and including any amendment thereof.

“Total Company Shares Outstanding” means, without duplication, as of immediately before the Effective Time, the sum of (a) the number of issued and outstanding shares of Company Common Stock (after giving effect to the Company Preferred Stock Conversion and Company Convertible Instrument Conversion and any Company Stock Options and Company Warrants that are converted to Company Common Stock prior to the Closing), (b) treating all outstanding Company Convertible Securities as fully vested (as applicable) and as if the Company Convertible Securities (other than the Lawrie Convertible Note) had been converted, exchanged or exercised in full as of the Effective Time (calculated using the treasury stock method of accounting).

“Transactions” means the transactions contemplated by this Agreement, including the Merger, the Financings, the Private Capital Raise, the Committed Capital Raise, the execution, delivery and performance of the Ancillary Agreements and the payment of fees and expenses relating to such transactions.

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.

“U.S. GAAP” means generally accepted accounting principles historically and consistently applied in the United States and as in effect from time to time.

“Warrant Agreement” means the warrant agreement entered into between Parent and Continental on January 27, 2021.

“WARN” means the Worker Adjustment Retraining and Notification Act of 1988 as amended, as well as analogous applicable foreign, state or local Laws.

Annex A-80

DEFINED TERMS INDEX

A&R Registration Rights Agreement	5.15
Affiliate Agreement	2.21
Agreement	Party, Preamble
Approvals	2.1(c)
Assumed Convertible Security	1.3(l)
Assumed Warrant	1.3(e)(i)
Business Combination Proposal	5.1(a)
Cash Election	1.3(c)
Certificate of Merger	1.1
Certifications	3.8(a)
Charter Documents	2.1(c)
Charter Proposals	5.1(a)
Closing	1.5
Closing Form 8-K	5.3(c)
Closing Press Release	5.3(c)
Code	Recitals
Communications Plan	5.3(d)
Company	Preamble
Company Allocation Schedule	1.3(j)(ii)
Company Closing Certificate	6.2(a)
Company Convertible Instrument Conversion	1.3(a)
Company D&O Tail	5.9(e)
Company Financing Certificate	5.18(b)
Company Group	8.14(b)
Company IP Registrations	2.12(b)
Company Litigation	4.9
Company Preferred Stock Conversion	1.3(a)
Company Schedule	Article 2
Company Stock Option	1.3(d)(ii)
Company Stockholder Approval	2.27
Company Warrants	1.3(e)(i)
Competing Company Transactions	4.3(a)
Competing Parent Transactions	4.3(b)
Confidentiality Agreement	4.2(a)
Continental	1.4(a)
Conversion Stockholder Approval	2.27
Customary Agreement	2.15(f)
D&O Indemnified Person	5.9(a)
D&O Resignation Letters	5.2(e)
Delaware Courts	8.8(a)
DGCL	Preamble
Disclosed Contract	2.19(a)
Disclosure Schedules	8.15
Dissenting Shares	1.14
Effective Time	1.1
EGS	8.14(b)

Electing Stockholder	1.3(c)
Election	1.3(c)
Election Period	1.3(c)(iv)
Exchange Agent	1.4(a)
Excluded Shares	1.3(f)
Extension	4.1
Financial Statements	2.8(a)
Financing Agreements	4.7(a)
Financing Certificates	5.18(b)
Financing Persons	4.7(a)
Financings	4.7(a)
Form of Election	1.3(c)(iii)
Fundamental Company Representations	6.2(a)
Fundamental Parent Representations	6.3(a)
Gibson Dunn	8.14(a)
ICOFR	3.8(b)
Incentive Shares	1.7
Intended Tax Treatment	Recitals
Interim Period	4.1
Leased Real Property	2.11(b)
Letter of Transmittal	1.4(c)
Lock-Up Agreements	1.9
Malicious Code	2.12(g)
Material Customers	2.20(a)
Material Suppliers	2.20(b)
Merger	Recitals
Merger Stockholder Approval	2.27
Merger Sub	Preamble
Minimum Cash Closing Condition	6.3(d)
Most Recent Balance Sheet	2.8(a)
Most Recent Balance Sheet Date	2.8(a)
Necessary Stockholder Matters	5.1(a)
NYSE Proposal	5.1(a)
Parent	Preamble
Parent A&R Bylaws	4.8
Parent A&R Charter	5.1(a)
Parent Audited Financial Statements	3.8(a)
Parent Board Recommendation	3.21
Parent Borrowings	5.12
Parent Closing Certificate	6.3(a)
Parent D&O Tail	5.9(d)
Parent Financial Statements	3.8(a)
Parent Financing Certificate	5.18(a)
Parent Group	8.14(a)
Parent Litigation	4.9
Parent Plan	5.1(a)
Parent Plan Proposal	5.1(a)
Parent Schedule	Article 3
Parent SEC Reports	3.8(a)
Parent Share Redemption Amount	5.10

Annex A-81

Parent Stockholder Matters	5.1(a)
Parent Unaudited Financial Statements	3.8(a)
Parties	Preamble
PCAOB Audited Financial Statements	5.20
Proxy Statement/Prospectus	5.1(a)
Real Property Leases	2.11(b)
Reserve Consideration	4.7(e)
Reserve Consideration Option	1.3(d)(ii)
Reserve Consideration Warrant	1.3(e)(ii)
Reviewable Document	5.4(a)
SEC Approval Date	5.1(c)
Share Reserve	4.7(e)
Signing Form 8-K	5.3(a)
Signing Press Release	5.3(b)
Special Meeting	5.1(a)

Sponsor Agreement	1.7
Stock Election	1.3(c)
Stockholders’ Agreement	1.10
Substitute Options	1.3(d)(ii)
Support Agreements	1.8
Supporting Stockholders	1.8
Surviving Corporation	Recitals
Technical Deficiencies	2.12(f)
Termination Date	7.1(b)
Transfer Taxes	5.19(c)
Trust Agreement	3.10(a)
Trust Fund	3.10(a)
Trust Termination Letter	5.10
Withholding Agent	1.13

Annex A-82

SCHEDULE 1.3(j)(ii)

Company Allocation Schedule

[Intentionally Omitted]

Annex A-83

SCHEDULE 1.8

Company Stockholders Entering into Support Agreements

[Intentionally Omitted]

Annex A-84

SCHEDULE 1.9

Company Stockholders Entering into Lock-up Agreement

[Intentionally Omitted]

Annex A-85

SCHEDULE 1.10

Company Stockholders Entering into Stockholders Agreement

[Intentionally Omitted]

Annex A-86

EXHIBIT A

Form of Sponsor Agreement

[Intentionally Omitted]

Annex A-87

EXHIBIT B

Form of Support Agreement

[Intentionally Omitted]

Annex A-88

EXHIBIT C

Form of Lock-Up Agreement

[Intentionally Omitted]

Annex A-89

EXHIBIT D

Parent A&R Charter

[Intentionally Omitted]

Annex A-90

EXHIBIT E

Parent A&R Bylaws

[Intentionally Omitted]

Annex A-91

EXHIBIT F

Form of A&R Registration Rights Agreement

[Intentionally Omitted]

Annex A-92

EXHIBIT G

Form of Stockholders’ Agreement

[Intentionally Omitted]

Annex A-93

Annex A-1

Execution Version

FIRST AMENDMENT TO MERGER AGREEMENT

This FIRST AMENDMENT TO MERGER AGREEMENT (this “Amendment”) is made and entered into as of December 23, 2022, by and among TLG Acquisition One Corp., a Delaware corporation (“Parent”), Eagle Merger Corp., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and Electriq Power, Inc., a Delaware corporation (the “Company”). Parent, Merger Sub and the Company are sometimes referred to individually as a “Party” and collectively as the “Parties.” Except as otherwise indicated, capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in Appendix A of this Agreement.

RECITALS

WHEREAS, the Parties entered into that certain Merger Agreement, dated as of November 13, 2022 (the “Agreement”);

WHEREAS, Section 8.3 of the Agreement provides that the Agreement may be amended by a writing signed by each of Parent and the Company;

WHEREAS, the Parties wish to make certain amendments to the Agreement as set forth in this Amendment;

WHEREAS, the respective boards of directors of each of Parent, Merger Sub and the Company have (i) determined that it is advisable and in the best interests of each of Parent, Merger Sub and the Company and their respective stockholders to enter into this Amendment, (ii) approved the execution and delivery of this Amendment, and (iii) each of Parent, Merger Sub and the Company recommended the adoption and approval of this Amendment and reaffirmed their recommendation of and commitment to the transactions contemplated hereby and by the Agreement by their respective stockholders;

AGREEMENT

NOW THEREFORE, in consideration of the premises and mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the Parties agree as follows:

Section 1.1 Definitions. Except as otherwise indicated, capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Agreement.

Section 1.2 Amendments.

(a) Section 1.3(c)(viii) is hereby added as follows:

“The Parties agree that any Cash Election will be funded with cash raised through the issuance of equity by Parent or from the Trust Fund pursuant to Section 5.10(e). Notwithstanding the previous sentence, each Electing Stockholder that makes a Cash Election shall receive the Per Share Cash/Stock Consideration.”

(b) The first sentence of Section 4.7(a) of the Agreement is hereby deleted in its entirety and replaced with the following:

“Parent will use reasonable best efforts to enter into subscription agreements, non-redemption agreements, backstop agreements, debt facilities or similar financing agreements (the “Financing Agreements”) with one or more Persons (the “Financing Persons”) which shall raise and/or backstop an amount no less than the level of cash required to provide adequate operating liquidity for the Company through December 31, 2023 (such transactions, the “Financings”), in each case on the terms and subject to the conditions set forth therein.”

Annex A-1-1

(c) The last sentence of Section 4.7(b) is hereby deleted in its entirety and replaced with the following:

“For the avoidance of doubt, if all or any portion of the Financings becomes unavailable, Parent may utilize deposits, proceeds or any other amounts from the Trust Fund and, to the extent acceptable to the Company, any additional third-party financing to satisfy its financing obligations hereunder.”

(d) The first sentence of Section 5.22 is hereby deleted in its entirety and replaced with the following:

“Prior to the Closing, the Company shall be permitted to engage with and seek equity, debt or similar investments in connection with a private capital raise by the Company (the “Private Capital Raise”) in an amount not to exceed $30,000,000 less $8,500,000 committed under the Committed Capital Raise (provided that (i) if the Private Capital Raise is a debt facility, then for purposes of the amount of the Private Capital Raise for this Section 5.22, Section 4.7 and Section 5.18(b) the amount of the facility shall be considered in such calculation, not the amount funded or available for funding thereunder and (ii) for purposes of the amount of this Section 5.22, Section 4.7 and Section 5.18(b) the amount of the Committed Capital Raise shall be $8,500,000).”

(e) Section 6.3(d) of the Agreement is hereby deleted in its entirety.

Section 1.3 No Other Amendments. The Parties agree that all other provisions of the Agreement shall, subject to the amendments expressly set forth in Section 1.2 of this Amendment, continue unmodified, in full force and effect and constitute legal and binding obligations of the Parties in accordance with their terms. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Agreement or any of the documents referred to therein. This Amendment forms an integral and inseparable part of the Agreement.

Section 1.4 References. Each reference to “this Agreement,” “hereof,” “herein,” “hereunder,” “hereby” and each other similar reference contained in the Agreement shall, effective from the date of this Amendment, refer to the Agreement as amended by this Amendment. Notwithstanding the foregoing, references to the date of the Agreement and references in the Agreement, as amended hereby, to “the date hereof,” “the date of this Agreement” and other similar references shall in all instances continue to refer to November 13, 2022, and references to the date of this Amendment and “as of the date of this Amendment” shall refer to December 23, 2022.

Section 1.5 Effect of Amendment. This Amendment shall form a part of the Agreement for all purposes, and each Party thereto and hereto shall be bound hereby. This Amendment shall be deemed to be in full force and effect from and after the execution of this Amendment by the Parties.

Section 1.6 Incorporation by Reference. Each of the provisions under Section 8.5 (Counterparts; Electronic Delivery), Section 8.7 (Governing Law) and Section 8.8 (Jurisdiction; Venue; Service of Process; JURY WAIVER) of the Agreement shall be incorporated into this Amendment by reference as if set out in full herein, mutatis mutandis.

Section 1.7 Further Assurances. Each Party shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such Party’s obligations hereunder, necessary to effectuate the transactions and matters contemplated by this Amendment. The Parties further agree that each Party shall cooperate in good faith in advancing the Transactions.

[Remainder of Page Left Intentionally Blank; Signature Page Follows]

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IN WITNESS WHEREOF, each of the undersigned has executed this Amendment as of the date first written above.

PARENT:

TLG ACQUISITION ONE CORP.

By:	/s/ John Michael Lawrie
Name:	John Michael Lawrie
Title:	Chief Executive Officer

MERGER SUB:

EAGLE MERGER CORP.

By:	/s/ John Michael Lawrie
Name:	John Michael Lawrie
Title:	President

Signature Page to First Amendment to Merger Agreement

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IN WITNESS WHEREOF, each of the undersigned has executed this Amendment as of the date first written above.

COMPANY:

ELECTRIQ POWER, INC.

By:	/s/ Frank Magnotti
Name:	Frank Magnotti
Title:	Chief Executive Officer

Signature Page to First Amendment to Merger Agreement

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Annex A-2

Execution Version

SECOND AMENDMENT TO MERGER AGREEMENT

This SECOND AMENDMENT TO MERGER AGREEMENT (this “Amendment”) is made and entered into as of March 22, 2023, by and among TLG Acquisition One Corp., a Delaware corporation (“Parent”), Eagle Merger Corp., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and Electriq Power, Inc., a Delaware corporation (the “Company”). Parent, Merger Sub and the Company are sometimes referred to individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, the Parties entered into that certain Merger Agreement, dated as of November 13, 2022, as amended by the First Amendment to Merger Agreement, dated December 23, 2022 (collectively, the “Agreement”);

WHEREAS, Section 8.3 of the Agreement provides that the Agreement may be amended by a writing signed by each of Parent and the Company;

WHEREAS, the Parties wish to make certain amendments to the Agreement as set forth in this Amendment;

WHEREAS, the respective boards of directors of each of Parent, Merger Sub and the Company have (i) determined that it is advisable and in the best interests of each of Parent, Merger Sub and the Company and their respective stockholders to enter into this Amendment, (ii) approved the execution and delivery of this Amendment, and (iii) each of Parent, Merger Sub and the Company recommended the adoption and approval of this Amendment and reaffirmed their recommendation of and commitment to the transactions contemplated hereby and by the Agreement by their respective stockholders;

AGREEMENT

NOW THEREFORE, in consideration of the premises and mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the Parties agree as follows:

Section 1.1 Definitions. Except as otherwise indicated, capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Agreement.

Section 1.2 Amendments.

(a) Section 1.3(b) of the Agreement is hereby deleted in its entirety and replaced with the following:

“Conversion of Company Common Stock. At the Effective Time, each share of Company Common Stock (after giving effect to the Company Preferred Stock Conversion and the Company Convertible Instrument Conversion, but excluding the Excluded Shares and Dissenting Shares, if any), issued and outstanding as of immediately prior to the Effective Time shall be automatically canceled and extinguished and converted into the right to receive (i) the Per Share Stock Consideration and (ii) the Per Share Reserve Consideration.”

(b) Section 1.3(c) of the Agreement is hereby deleted in its entirety and replaced with “RESERVED.”

Annex A-2-1

(c) Section 1.3(k)(ii)(3) of the Agreement is hereby deleted in its entirety and replaced with the following:

“the number of shares of Parent Class A Common Stock allocated to each Company Stockholder,”

(d) Section 1.3(k)(ii)(8) of the Agreement is hereby deleted in its entirety and replaced with “RESERVED.”

(e) Section 1.4(b) is hereby deleted in its entirety and replaced with the following:

“Delivery of Consideration to Exchange Agent. Immediately prior to the Effective Time, Parent will deliver or cause to be delivered to the Exchange Agent a number of shares of Parent Class A Common Stock equal to the applicable portion of Closing Merger Consideration to be issued to the Company Stockholders at Closing. The Exchange Agent will be deemed to be the agent for the Company Stockholders for the purpose of receiving the Closing Merger Consideration and Reserve Consideration, and delivery of such shares of Parent Class A Common Stock to the Exchange Agent will be deemed to be delivery to the Company Stockholders at the Effective Time, with respect to the Closing Merger Consideration. Until they are distributed, the shares of Parent Class A Common Stock held by the Exchange Agent will be deemed to be outstanding from and after the Effective Time, but the Exchange Agent will not vote those shares or exercise any rights of a stockholder with regard to such shares. If any dividends or distributions are paid with regard to shares of Parent Class A Common Stock while they are held by the Exchange Agent, the Exchange Agent will hold the dividends or distributions, uninvested, until shares of Parent Class A Common Stock are distributed to the applicable Company Stockholders, at which time the Exchange Agent will distribute the dividends or distributions that have been paid with regard to those shares of Parent Class A Common Stock to such former Company Stockholders.”

(f) Section 1.4(c) of the Agreement is hereby deleted in its entirety and replaced with “RESERVED.”

(g) Section 1.4(d) is hereby deleted in its entirety and replaced with the following:

“Delivery of Per Share Closing Merger Consideration. At the Closing, the Exchange Agent shall issue and deliver to each applicable Company Stockholder via electronic book entry the applicable stock portion of the Closing Merger Consideration to which such Company Stockholder is entitled under Section 1.3.”

(h) Section 1.4(e) is hereby deleted in its entirety and replaced with the following:

“Termination of Exchange Agreement. On the date that is twenty-four (24) months after the Closing Date, Parent shall instruct the Exchange Agent to deliver to Parent any portion of the Closing Merger Consideration and Reserve Consideration deposited with the Exchange Agent that remains undistributed to the Company Stockholders pursuant to instructions provided to the Exchange Agent by Parent at such time, unless required otherwise by applicable Legal Requirements, and the Exchange Agent’s duties shall terminate. Thereafter, any Company Stockholders who have not complied with the provisions of this Agreement for receiving their applicable portion of the Closing Merger Consideration and Reserve Consideration from the Exchange Agent shall look only to Parent for such amounts, and any such Company Stockholder (subject to applicable abandoned property, escheat and similar Laws) may receive in consideration therefor, and Parent shall promptly pay, the applicable portion of the Closing Merger Consideration and Reserve Consideration deliverable in respect thereof as determined in accordance with this Article 1 without any interest thereon; provided that any such portion of the Reserve Consideration shall be held and distributed to the Person(s) entitled thereto in accordance with the terms of this Agreement and the Escrow Agreement, at the respective times and subject to the contingencies specified herein and therein. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any portion of the Closing Merger Consideration and Reserve Consideration delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws. If any consideration to be paid under Section 1.3(d), Section 1.3(e) or

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Section 1.3(l) in respect of shares of Company Capital Stock, in each case, shall not have been delivered immediately prior to such date on which any amounts payable pursuant to this Article 1 would otherwise escheat to or become the property of any Governmental Authority, any such amounts shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.”

(i) The penultimate sentence of Section 5.10 is hereby deleted in its entirety and replaced with the following:

“The Trust Termination Letter shall instruct Continental to distribute the Trust Fund as follows: (a) to stockholders who elect to have their shares of Parent Class A Common Stock redeemed for cash in accordance with the provisions of Parent’s Charter Documents (the “Parent Share Redemption Amount”), (b) to the payment of Taxes due and payable prior to Closing, (c) to the payment of the unpaid Company Transaction Expenses to the extent due as of the Closing Date, (d) to the payment of the unpaid Parent Transaction Expenses to the extent due as of the Closing Date and (e) to all other payments as mutually agreed upon by Parent and the Company, with all funds remaining after the foregoing payments to be distributed to Parent.”

(j) The following defined terms listed on Appendix A of the Agreement are hereby deleted in their entirety: (i) Cash Percentage, (ii) Election Deadline, (iii) Per Share Cash/Stock Consideration, (iv) Stock Percentage, (v) Electing Stockholder, (vi) Cash Election, (vii) Stock Election, (viii) Election, (ix) Form of Election, (x) Election Period, (xi) Minimum Cash Closing Condition, and (xii) Letter of Transmittal.

Section 1.3 No Other Amendments. The Parties agree that all other provisions of the Agreement shall, subject to the amendments expressly set forth in Section 1.2 of this Amendment, continue unmodified, in full force and effect and constitute legal and binding obligations of the Parties in accordance with their terms. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Agreement or any of the documents referred to therein. This Amendment forms an integral and inseparable part of the Agreement.

Section 1.4 References. Each reference to “this Agreement,” “hereof,” “herein,” “hereunder,” “hereby” and each other similar reference contained in the Agreement shall, effective from the date of this Amendment, refer to the Agreement as amended by this Amendment. Notwithstanding the foregoing, references to the date of the Agreement and references in the Agreement, as amended hereby, to “the date hereof,” “the date of this Agreement” and other similar references shall in all instances continue to refer to November 13, 2022, and references to the date of this Amendment and “as of the date of this Amendment” shall refer to March 22, 2023.

Section 1.5 Effect of Amendment. This Amendment shall form a part of the Agreement for all purposes, and each Party thereto and hereto shall be bound hereby. This Amendment shall be deemed to be in full force and effect from and after the execution of this Amendment by the Parties.

Section 1.6 Incorporation by Reference. Each of the provisions under Section 8.5 (Counterparts; Electronic Delivery), Section 8.7 (Governing Law) and Section 8.8 (Jurisdiction; Venue; Service of Process; JURY WAIVER) of the Agreement shall be incorporated into this Amendment by reference as if set out in full herein, mutatis mutandis.

Section 1.7 Further Assurances. Each Party shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such Party’s obligations hereunder, necessary to effectuate the transactions and matters contemplated by this Amendment. The Parties further agree that each Party shall cooperate in good faith in advancing the Transactions.

[Remainder of Page Left Intentionally Blank; Signature Page Follows]

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IN WITNESS WHEREOF, each of the undersigned has executed this Amendment as of the date first written above.

PARENT:

TLG ACQUISITION ONE CORP.

By:	/s/ John Michael Lawrie
Name:	John Michael Lawrie
Title:	Chief Executive Officer

MERGER SUB:

EAGLE MERGER CORP.

By:	/s/ John Michael Lawrie
Name:	John Michael Lawrie
Title:	President

[Signature Page to Amendment No. 2 to Merger Agreement]

Annex A-2-4

IN WITNESS WHEREOF, each of the undersigned has executed this Amendment as of the date first written above.

COMPANY:

ELECTRIQ POWER, INC.

By:	/s/ Frank Magnotti
Name:	Frank Magnotti
Title:	Chief Executive Officer

[Signature Page to Amendment No. 2 to Merger Agreement]

Annex A-2-5

Annex A-3

THIRD AMENDMENT TO MERGER AGREEMENT

This THIRD AMENDMENT TO MERGER AGREEMENT (this “Amendment”) is made and entered into as of June 8, 2023, by and among TLG Acquisition One Corp., a Delaware corporation (“Parent”), Eagle Merger Corp., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and Electriq Power, Inc., a Delaware corporation (the “Company”). Parent, Merger Sub and the Company are sometimes referred to individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, the Parties entered into that certain Merger Agreement, dated as of November 13, 2022, as amended by the First Amendment to Merger Agreement, dated December 23, 2022, and the Second Amendment to Merger Agreement, dated March 22, 2023 (collectively, the “Agreement”);

WHEREAS, Section 8.3 of the Agreement provides that the Agreement may be amended by a writing signed by each of Parent and the Company;

WHEREAS, the Parties wish to make certain amendments to the Agreement as set forth in this Amendment;

WHEREAS, the respective boards of directors of each of Parent, Merger Sub and the Company have (i) determined that it is advisable and in the best interests of each of Parent, Merger Sub and the Company and their respective stockholders to enter into this Amendment, (ii) approved the execution and delivery of this Amendment, and (iii) each of Parent, Merger Sub and the Company recommended the adoption and approval of this Amendment and reaffirmed their recommendation of and commitment to the transactions contemplated hereby and by the Agreement by their respective stockholders;

AGREEMENT

NOW THEREFORE, in consideration of the premises and mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the Parties agree as follows:

Section 1.1 Definitions. Except as otherwise indicated, capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Agreement.

Section 1.2 Amendments.

(a) Section 1.3(a) of the Agreement is hereby deleted in its entirety and replaced with the following:

“Conversion of Company Non-Cumulative Preferred Stock and Company Convertible Instruments. Immediately prior to the Effective Time, (i) the holders of Company Non-Cumulative Preferred Stock shall exchange all of their issued and outstanding shares of Company Non-Cumulative Preferred Stock for shares of Company Common Stock at the applicable conversion ratio as set forth in the Company Charter Documents (the “Company Non-Cumulative Preferred Stock Conversion”) and (ii) the holders of Company Convertible Instruments shall convert all of their rights to receive Company Common Stock pursuant to the Company Convertible Instruments for shares of Company Common Stock at the applicable conversion ratio as set forth in the Company Convertible Instruments (the “Company Convertible Instrument Conversion”). Following the Company Non-Cumulative Preferred Stock Conversion, all of the shares of Company Non-Cumulative Preferred Stock shall be canceled or terminated, as applicable, shall no longer be outstanding and shall cease to exist, no payment or distribution shall be made with respect thereto and each holder of Company Non-Cumulative Preferred Stock shall thereafter cease to have any rights with respect to such securities. Following the Company

Annex A-3-1

Convertible Instrument Conversion, all Company Convertible Instruments shall be canceled or terminated, as applicable, shall no longer be outstanding and shall cease to exist, no payment or distribution shall be made with respect thereto and each holder of Company Convertible Instruments shall thereafter cease to have any rights with respect to such securities.”

(b) Section 1.3(b) of the Agreement is hereby deleted in its entirety and replaced with the following:

“Conversion of Company Common Stock. At the Effective Time, each share of Company Common Stock (after giving effect to the Company Non-Cumulative Preferred Stock Conversion and the Company Convertible Instrument Conversion, but excluding the Excluded Shares and Dissenting Shares, if any) issued and outstanding as of immediately prior to the Effective Time shall be automatically canceled and extinguished and converted into the right to receive the Per Share Stock Consideration.”

(c) Section 1.3(c) of the Agreement is hereby deleted in its entirety and replaced with the following:

“Conversion of Company Cumulative Preferred Stock. At the Effective Time, each share of Company Cumulative Preferred Stock issued and outstanding as of immediately prior to the Effective Time shall be automatically canceled and extinguished and converted into the right to receive a number of shares of Parent Cumulative Preferred Stock equal to (a) one (1) multiplied by (b) the Exchange Ratio.”

(d) Section 1.3(d)(i)(i) of the Agreement is hereby deleted in its entirety and replaced with the following:

“Each option exercisable for shares of Company Common Stock then outstanding under the Company Equity Plan (“Company Stock Option”), whether vested or unvested, will be assumed by Parent and automatically be converted into an option to purchase shares of Parent Class A Common Stock (“Substitute Options”) as set forth below. Each Substitute Option will be subject to the terms and conditions of the Parent Plan and will continue to have, and be subject to, the same terms and conditions set forth in the applicable documents evidencing the terms of the Company Stock Option (including any applicable incentive plan and stock option agreement or other document evidencing such Company Stock Option) immediately prior to the Closing, including any repurchase rights or vesting provisions, except that (i) each Substitute Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Class A Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Stock Option immediately prior to the Closing multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Class A Common Stock and (ii) the per share exercise price for the shares of Parent Class A Common Stock issuable upon exercise of such Substitute Option will be equal to the quotient determined by dividing (A) the exercise price per share of Company Common Stock at which such Company Stock Option was exercisable immediately prior to the Closing by (B) the Exchange Ratio. The Company shall take no action, other than those actions contemplated by this Agreement, that will cause or result in the accelerated vesting of the assumed Company Stock Options. Each Substitute Option shall be vested immediately following the Closing as to the same percentage of the total number of shares subject thereto as the Company Stock Option was vested as to immediately prior to the Closing. As soon as reasonably practicable following the Closing Date, Parent will use commercially reasonable efforts to issue to each Person who holds a Substitute Option a document evidencing the foregoing assumption of such Company Stock Option by Parent.”

(e) Section 1.3(d)(ii) of the Agreement is hereby deleted in its entirety.

(f) Section 1.3(e)(i) of the Agreement is hereby deleted in its entirety and replaced with the following:

“Assumed Warrant. Each warrant to purchase Company Capital Stock (whether vested or unvested) that is issued and outstanding immediately prior to the Effective Time (the “Company Warrants”) shall be assumed by Parent and automatically converted into a warrant for shares of Parent Class A Common Stock (each, an “Assumed Warrant”) as set forth below. Each Assumed Warrant will be subject to the same terms and

Annex A-3-2

conditions as the Company Warrant, except that (i) each Assumed Warrant will be exercisable for that number of whole shares of Parent Class A Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Warrant immediately prior to the Closing multiplied by the Exchange Ratio, rounded up or down to the nearest whole number of shares of Parent Class A Common Stock; (ii) the per share exercise price of the share of Parent Class A Common Stock issuable upon exercise of such Assumed Warrant will be equal to the quotient determined by dividing (A) the exercise price per share of Company Common Stock at which such Assumed Warrant was exercisable immediately prior to the Closing by (B) the Exchange Ratio; and (iii) be subject to the same vesting schedule as the applicable Company Warrant. Parent shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Assumed Warrants remain outstanding, a sufficient number of shares of Parent Class A Common Stock for delivery upon the exercise of such Assumed Warrant. As soon as reasonably practicable following the Closing Date, Parent will use commercially reasonable efforts to issue to each Person who holds an Assumed Warrant a document evidencing the foregoing assumption of such Company Warrant by Parent.”

(g) Section 1.3(e)(ii) of the Agreement is hereby deleted in its entirety.

(h) Section 1.3(g) of the Agreement is hereby deleted in its entirety and replaced with the following:

“Adjustments. The Parent Class A Common Stock, including without limitation all definitions in this Agreement based on shares of Parent Class A Common Stock (including without limitation the definition of Exchange Ratio), issuable pursuant to this Section 1.3 shall be equitably adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into, or exercisable or exchangeable for, Parent Class A Common Stock), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Parent Class A Common Stock occurring on or after the date hereof and prior to the Effective Time.”

(i) Section 1.3(k)(ii) of the Agreement is hereby deleted in its entirety and replaced with the following:

“The Company acknowledges and agrees that the Merger Consideration and the Parent Cumulative Preferred Stock are being allocated among the Pre-Closing Holders pursuant to the schedule set forth on Schedule 1.3(j)(ii) (the “Company Allocation Schedule”). The Company Allocation Schedule reflects the information therein as of the date hereof and will be updated and delivered by the Company to Parent at least three (3) Business Days prior to the anticipated Closing Date. In each case, the Company agrees that the allocation among the Company Stockholders shown thereof is and will be in accordance with the Charter Documents of the Company and applicable Law. In addition, the Company Allocation Schedule (A) will set forth as of the date at least three (3) Business Days prior to the anticipated Closing Date (1) the mailing addresses for each Pre-Closing Holder, (2) the number of shares of Company Common Stock (giving effect to the Company Non-Cumulative Preferred Stock Conversion and the Company Convertible Instrument Conversion), and/or the number of Company Stock Options, Company Warrants and/or amount of Company Convertible Securities owned by each Pre-Closing Holder, (3) the number of shares of Parent Class A Common Stock allocated to each Company Stockholder, (4) with respect to each Pre-Closing Holder of Company Stock Options, the number of shares of Parent Class A Common Stock subject to, and the exercise price per share of Parent Class A Common Stock of, each Substitute Option, (5) with respect to each Pre-Closing Holder of Company Warrants, the number of shares of Parent Class A Common Stock subject to, and the exercise price per share of Parent Class A Common Stock of, each Assumed Warrant, (6) with respect to the Lawrie Convertible Note, the number of shares of Parent Class A Common Stock and Parent Cumulative Preferred Stock allocated in connection with the conversion of the Lawrie Convertible Note, and (7) with respect to each Pre-Closing Holder of Company Cumulative Preferred Stock, the number of shares of Parent Cumulative Preferred Stock allocated to each such Pre-Closing Holder, and (B) is and will otherwise be accurate in all respects (except for de minimis inaccuracies that are not material). Parent shall be entitled to conclusively rely on the Company Allocation Schedule (as updated prior to the Closing Date), and neither Parent nor its Affiliates shall have any Liability with respect to

Annex A-3-3

the allocation of the Merger Consideration or Parent Cumulative Preferred Stock among the Company Stockholders or the calculation of the number of shares of Parent Class A Common Stock subject to, or the exercise price per share of Parent Class A Common Stock of (as applicable), Substitute Options or Assumed Warrants, under this Agreement.”

(j) Section 1.3(l) of the Agreement is hereby deleted in its entirely and replaced with the following:

“Lawrie Convertible Note. At the Closing, the Lawrie Convertible Note shall be converted into equity securities of the Parent in accordance with the terms of that certain Notes Conversion Agreement, dated as of the date of this Amendment, among the Parent, the Company and John Michael Lawrie.”

(k) Section 1.3(m) of the Agreement is hereby deleted in its entirety.

(l) Section 1.4(a) of the Agreement is hereby deleted in its entirety and replaced with the following:

“Appointment of Exchange Agent. Parent and the Company shall appoint Continental Stock Transfer & Trust Company (“Continental”) or another mutually agreeable bank or trust company, to act as exchange agent (“Exchange Agent”) for the distribution of the Merger Consideration and Parent Cumulative Preferred Stock to the Company Stockholders pursuant to this Section 1.4 and an exchange agent agreement in form and substance mutually agreeable to Parent and the Company.”

(m) Section 1.4(b) of the Agreement is hereby deleted in its entirety and replaced with the following:

“Delivery of Consideration to Exchange Agent. Immediately prior to the Effective Time, Parent will deliver or cause to be delivered to the Exchange Agent (i) a number of shares of Parent Class A Common Stock equal to the applicable portion of Merger Consideration to be issued to the Company Stockholders at Closing and (ii) a number of shares of Parent Cumulative Preferred Stock equal to the amount of Parent Cumulative Preferred Stock to be allocated to the holders of Company Cumulative Preferred Stock. The Exchange Agent will be deemed to be the agent for the Company Stockholders for the purpose of receiving the Merger Consideration and the shares of Parent Cumulative Preferred Stock, and delivery of shares of Parent Class A Common Stock and Parent Cumulative Preferred Stock to the Exchange Agent will be deemed to be delivery to the Company Stockholders at the Effective Time, with respect to the Merger Consideration and the shares of Parent Cumulative Preferred Stock. Until they are distributed, the shares of Parent Class A Common Stock and Parent Cumulative Preferred Stock held by the Exchange Agent will be deemed to be outstanding from and after the Effective Time, but the Exchange Agent will not vote those shares or exercise any rights of a stockholder with regard to such shares. If any dividends or distributions are paid with regard to shares of Parent Class A Common Stock and Parent Cumulative Preferred Stock while they are held by the Exchange Agent, the Exchange Agent will hold the dividends or distributions, uninvested, until shares of Parent Class A Common Stock and Parent Cumulative Preferred Stock are distributed to the applicable Company Stockholders, at which time the Exchange Agent will distribute the dividends or distributions that have been paid with regard to those shares of Parent Class A Common Stock and Parent Cumulative Preferred Stock to such former Company Stockholders.”

(n) Section 1.4(d) of the Agreement is hereby deleted in its entirety and replaced with the following:

“Delivery of Per Share Merger Consideration. At the Closing, the Exchange Agent shall issue and deliver to each applicable Company Stockholder via electronic book entry the applicable portion of the Merger Consideration or Parent Cumulative Preferred Stock, as applicable, to which such Company Stockholder is entitled under Section 1.3.”

(o) Section 1.4(e) of the Agreement is hereby deleted in its entirety and replaced with the following:

“Termination of Exchange Agreement. On the date that is twenty-four (24) months after the Closing Date, Parent shall instruct the Exchange Agent to deliver to Parent any portion of the Merger Consideration or Parent Cumulative Preferred Stock deposited with the Exchange Agent that remains undistributed to the Company

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Stockholders pursuant to instructions provided to the Exchange Agent by Parent at such time, unless required otherwise by applicable Legal Requirements, and the Exchange Agent’s duties shall terminate. Thereafter, any Company Stockholders who have not complied with the provisions of this Agreement for receiving their applicable portion of the Merger Consideration or Parent Cumulative Preferred Stock from the Exchange Agent shall look only to Parent for such amounts, and any such Company Stockholder (subject to applicable abandoned property, escheat and similar Laws) may receive in consideration therefor, and Parent shall promptly pay, the applicable portion of the Merger Consideration or Parent Cumulative Preferred Stock deliverable in respect thereof as determined in accordance with this Article 1 without any interest thereon. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any portion of the Merger Consideration or Parent Cumulative Preferred Stock delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws. If any consideration to be paid under Section 1.3(d), Section 1.3(e) or Section 1.3(l) in respect of shares of Company Capital Stock, in each case, shall not have been delivered immediately prior to such date on which any amounts payable pursuant to this Article 1 would otherwise escheat to or become the property of any Governmental Authority, any such amounts shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.”

(p) Section 1.8 of the Agreement is hereby deleted in its entirety and replaced with the following:

“Support Agreements. Concurrently with the execution of this Agreement, the Company Stockholders identified on Schedule 1.8 attached hereto (such Company Stockholders, the “Supporting Stockholders”) have entered into voting and support agreements with Parent, pursuant to which (a) each of the Supporting Stockholders has agreed, among other things, to vote all of the shares of Company Capital Stock beneficially owned by such Person in favor of the Merger and the transactions contemplated by the Merger Agreement (including the Company Non-Cumulative Preferred Stock Conversion) (which vote may be taken by executing a written consent as provided for in Section 5.14 hereof) and (b) each of the Supporting Stockholders has agreed not to engage in any transactions involving the securities of Parent prior to the Closing without Parent’s prior consent, the form of which is attached hereto as Exhibit B (the “Support Agreements”).”

(q) Section 1.9 of the Agreement is hereby deleted in its entirety and replaced with the following:

“Lock-Up Agreements. The Company Stockholders identified on Schedule 1.9 attached hereto and those Company Stockholders receiving equity securities in the Company in connection with the Private Capital Raise have each entered into, or at the time that each such Company Stockholder receives equity securities in the Company will enter into, an agreement with Parent and the Company providing that such Persons will not transfer the shares of Parent Class A Common Stock received hereunder as their applicable portion of the Merger Consideration for the periods provided therein, the form of which are attached hereto as Exhibit C (the “Lock-Up Agreements”).”

(r) Section 1.14 of the Agreement is hereby deleted in its entirety and replaced with the following:

“Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, each share of the Company Capital Stock (other than Excluded Shares) outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and has properly demanded appraisal for such shares of the Company Capital Stock in accordance with Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into or be exchangeable for the right to receive a portion of the Merger Consideration or Parent Cumulative Preferred Stock unless and until such holder fails to perfect or withdraws or otherwise loses such holder’s right to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or withdraws or loses such holder’s right to appraisal, such Dissenting Shares shall thereupon be treated as if they had been converted as of the Effective Time into the right to receive the portion of the Merger Consideration or Parent Cumulative Preferred Stock , if any, to which such holder is entitled pursuant to Section 1.3, without interest. The Company shall give Parent (a) prompt notice of any demands received by the Company for appraisal of any shares of the Company Capital Stock issued and outstanding immediately prior to the Effective Time, attempted written

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withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights to appraisal with respect to the Merger and (b) the opportunity to participate in all negotiations and proceedings with respect to any exercise of such appraisal rights under the DGCL. The Company shall not, except with the prior written consent of Parent, which shall not be unreasonably withheld, conditioned or delayed, voluntarily make any payment with respect to any demands for payment of fair value for capital stock of the Company, offer to settle or settle any such demands or approve any withdrawal of any such demands.”

(s) Section 2.27 of the Agreement is hereby deleted in its entirety and replaced with the following:

“Company Stockholder Approval. The approval and adoption of this Agreement and the approval of the Merger by the Company Stockholders requires the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock and Company Non-Cumulative Preferred Stock, voting together as a single class on an “as-converted” to Company Common Stock basis given in writing or at a meeting in accordance with the Company Certificate of Incorporation and the DGCL (collectively, the “Merger Stockholder Approval”). The approval of the Company Non-Cumulative Preferred Stock Conversion requires the approval of (i) GBIF Management Ltd. and (ii) a majority of the outstanding shares of Company Non-Cumulative Preferred Stock, voting together as a single class on an “as-converted” to Company Common Stock basis given in writing or at a meeting in accordance with the Company Certificate of Incorporation and the DGCL (collectively, the “Conversion Stockholder Approval,” and, together with the Merger Stockholder Approval, the “Company Stockholder Approval”). The Supporting Stockholders hold a sufficient number of shares of Company Capital Stock to obtain the Company Stockholder Approval. The Company Stockholder Approval is the only vote of holders of securities of the Company necessary to approve the Merger.”

(t) Section 3.7(g) of the Agreement is hereby deleted in its entirety and replaced with the following:

“The Merger Consideration and the Parent Cumulative Preferred Stock, when issued in accordance with the terms hereof, shall be duly authorized and validly issued, fully paid and non-assessable and issued in compliance with all applicable state and Federal Securities Laws and not subject to, and not issued in violation of, any Lien, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Legal Requirements, Parent’s Charter Documents, or any Contractual Obligation to which Parent is a party or otherwise bound.”

(u) Section 4.1(b)(vi) of the Agreement is hereby deleted in its entirety and replaced with the following:

“Amend, supplement, restate, modify or otherwise terminate any of the Company or its Subsidiaries’ Charter Documents; provided that the Company may amend, supplement, restate, and modify its Charter Documents to reflect the issuance of Company Common Stock and Company Cumulative Preferred Stock in connection with the Private Capital Raise;”

(v) Section 4.7(e) of the Agreement is hereby deleted in its entirety.

(w) Section 4.8 of the Agreement is hereby deleted in its entirety and replaced with the following:

“Immediately prior to the Effective Time, subject to obtaining the approval of the Necessary Stockholder Matters, Parent shall (a) adopt the amended and restated bylaws of Parent, the form of which is attached hereto as Exhibit E (“Parent A&R Bylaws”) and (b) adopt and cause to be filed the Parent A&R Charter and the Parent Cumulative Preferred Stock Certificate of Designation in the form of which is attached hereto as Exhibit H (“Certificate of Designation”) the with the Delaware Secretary of State, which shall, among other things, change the name of Parent to “Electriq Power Holdings, Inc.” or such other name substantially similar thereto as agreed to by the Parties.”

Annex A-3-6

(x) Section 5.1(a) of the Agreement is hereby deleted in its entirety and replaced with the following:

“As soon as reasonably practicable following the execution and delivery of this Agreement, Parent and the Company shall jointly prepare, and Parent shall file with the SEC and with all other applicable regulatory bodies, a Form S-4 with respect to the shares of Parent Class A Common Stock issuable hereunder, which Form S-4 will contain the proxy statement/prospectus (“Proxy Statement/Prospectus”) to be used for the purpose of soliciting proxies from the Parent Stockholders to vote in favor of (i) the adoption of this Agreement and the approval of the Merger and transactions contemplated hereby (the “Business Combination Proposal”), (ii) the issuance of the Merger Consideration and the Parent Cumulative Preferred Stock and the shares of Parent Class A Common Stock issuable pursuant to the Financings, including the conversion of the Parent Cumulative Preferred Stock, and the conversion of the Lawrie Convertible Note pursuant to applicable NYSE listing rules (the “NYSE Proposal”), (iii) the election to the board of directors of Parent of the individuals, and for the class of director, each as designated in accordance with Section 5.2, (iv) the adoption of the amended and restated certificate of incorporation of Parent, to be filed immediately after the Effective Time, the form of which is attached hereto as Exhibit D (the “Parent A&R Charter,” and all such proposals necessary to adopt the Parent A&R Charter, the “Charter Proposals”), (v) the adoption of an incentive equity plan of Parent (“Parent Plan”), the form and substance of which shall be agreed to by the Parties and approved by the board of directors of Parent prior to filing the Proxy Statement/Prospectus (the “Parent Plan Proposal”), (vi) to adjourn the stockholder meeting to a later date or dates if it is determined by Parent and the Company that additional time is necessary to consummate the Transactions for any reason and (vii) the approval of any other proposals reasonably agreed among Parent and the Company (collectively, the “Parent Stockholder Matters”) at a meeting of Parent Stockholders to be called and held for such purpose (the “Special Meeting”). The Business Combination Proposal, NYSE Proposal, the Parent Plan Proposal and Charter Proposals are referred to herein as the “Necessary Stockholder Matters.” Filing fees with respect to the Form S-4 shall be borne equally by Parent and the Company.”

(y) Section 5.8 of the Agreement is hereby deleted in its entirety and replaced with the following:

“Parent shall use its reasonable best efforts to cause the shares of Parent Class A Common Stock (including those shares of Parent Class A Common Stock issued or issuable upon exercise in connection with any Financing and Lawrie Convertible Note or conversion of the Parent Cumulative Preferred Stock) to be issued under this Agreement to be approved for listing on NYSE as of the Closing Date, subject only to official notice of issuance. Parent and the Company will use reasonable best efforts to ensure that there will be a sufficient number of round lot holders of Parent Class A Common Stock and publicly traded Parent Warrants following the Closing in satisfaction of applicable NYSE listing rules.”

(z) The first sentence of Section 5.22 of the Agreement is hereby deleted in its entirety and replaced with the following:

“Prior to the Closing, the Company shall be permitted to engage with and seek equity investments, including without limitation through the conversion of Indebtedness of the Company into equity, in connection with a private capital raise by the Company (the “Private Capital Raise”).”

(aa) Section 6.2(e) is hereby added as follows:

“Funds from Financings. Upon, or prior to, the Closing, Parent or the Company shall have received net cash proceeds from the sale of equity securities to third parties identified by the Company of at least $1,500,000, and the Company shall have received the amounts referenced in Sections 7.1(i) and Section 7.1(j).”

(bb) Section 6.2(f) is hereby added as follows:

“Conversion of Shareholder Notes. Prior to Closing, the Company shall have converted Shareholder Notes in an aggregate amount of $10,130,000 into equity securities of the Company.”

Annex A-3-7

(cc) Section 6.3(d) is hereby added as follows:

“Funds from Financings. Upon, or prior to, the Closing, Parent or the Company shall have received net cash proceeds from the sale of equity securities to John Michael Lawrie of at least $5,000,000, and the Company shall have received the amounts referenced in Sections 7.1(i) and Section 7.1(j).”

(dd) Section 6.3(e) is hereby added as follows:

“Conversion of Shareholder Notes. Prior to Closing, the Company shall have converted Shareholder Notes in an aggregate amount of $10,130,000 into equity securities of the Company.”

(ee) Section 7.1(b) of the Agreement is hereby deleted in its entirety and replaced with the following:

“by either Parent or the Company, if the Closing has not occurred on or before 5:00 p.m. New York City time on July 31, 2023;”

(ff) Section 7.1(i) is hereby added as follows:

“by either Parent or the Company, if the Company has not received within 72 hours after the date and time Parent receives written comments from the SEC on Amendment No. 3 to Parent’s Form S-4, net cash proceeds of at least $3,000,000 from the sale of equity securities to John Michael Lawrie and net cash proceeds of at least $3,000,000 from the sale of equity securities to third parties identified by the Company;”

(gg) Section 7.1(j) is hereby added as follows:

“by either Parent or the Company, if the Company has not received by the next Business Day after the SEC Approval Date, net cash proceeds of at least $4,500,000 from the sale of equity securities to John Michael Lawrie and net cash proceeds of at least $1,500,000 from the sale of equity securities to third parties identified the Company, in each case, which is in addition to the amounts references in Section 7.1(i),”

(hh) The following defined terms listed on Appendix A of the Agreement are hereby deleted in their entirety: (i) Assumed Percentage, (ii) Closing Merger Consideration, (iii) Escrow Agreement, (iv) Escrow Consideration, (v) Per Share Reserve Consideration, and (vi) Reserve Percentage.

(ii) Appendix A of the Agreement is hereby modified and amended by deleting the following defined terms in their entirety and substituting the following defined terms listed below in lieu thereof:

“Company Convertible Securities” means, collectively, the Company Stock Options, the Company Convertible Instruments, the Company Warrants, the Lawrie Convertible Note and any other options, warrants or rights to subscribe for or purchase any capital stock of the Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital stock of the Company, other than the Company Cumulative Preferred Stock.

“Company Preferred Stock” means the Company Non-Cumulative Preferred Stock and Company Cumulative Preferred Stock.

“Exchange Ratio” means a fraction, (a) the numerator of which is the Merger Consideration and (b) the denominator of which is the Total Company Shares Outstanding.

“Parent Preferred Stock” means the preferred stock of Parent, including Parent Cumulative Preferred Stock.

“Parent Share Amount” means the number of shares of Parent Class A Common Stock outstanding at the Closing, after giving effect to the number of shares of Parent Class A Common Stock redeemed in connection with the Closing pursuant to Parent’s Charter Documents, but before the issuance of the Merger Consideration and the Company Cumulative Preferred Stock.

Annex A-3-8

“Per Share Stock Consideration” means an amount of shares (or fractions thereof) of Parent Class A Common Stock equal to the quotient obtained by dividing (a) the Merger Consideration by (b) the Total Company Shares Outstanding.

“Pre-Closing Holders” means all Persons who hold one or more shares of Company Common Stock (giving effect to the Company Non-Cumulative Preferred Stock Conversion), Company Convertible Securities, or Company Cumulative Preferred Stock immediately prior to the Effective Time.

“Total Company Shares Outstanding” means, without duplication, as of immediately before the Effective Time, the number of issued and outstanding shares of Company Common Stock (a) after giving effect to the Company Non-Cumulative Preferred Stock Conversion and Company Convertible Instrument Conversion and any Company Stock Options and Company Warrants that are converted to Company Common Stock prior to the Closing, and (b) treating all outstanding Company Convertible Securities as fully vested (as applicable) and as if the Company Convertible Securities (other than the Lawrie Convertible Note) had been converted, exchanged or exercised in full as of the Effective Time (calculated using the treasury stock method of accounting).

(jj) Appendix A of the Agreement is hereby modified and amended by adding the following defined terms:

“Company Cumulative Preferred Stock” means the Company Series B Preferred Stock.

“Company Non-Cumulative Preferred Stock” means the Company Seed Preferred Stock, Company Seed-1 Preferred Stock and Company Seed-2 Preferred Stock.

“Company Series B Preferred Stock” means the Series B Preferred Stock of the Company, par value $0.0001 per share.

“Merger Consideration” means the sum of (a) 27,500,000 shares of Parent Class A Common Stock plus (b) an amount of shares of Parent Class A Common Stock equal to the quotient obtained by dividing (i) the amount of equity raised by the Company in the Private Capital Raise, whether in cash or by the conversion of Indebtedness of the Company into equity of the Company, by (ii) $8.00.

“Parent Cumulative Preferred Stock” means the Series A Cumulative Redeemable Preferred Stock of Parent, par value $0.0001 per share.

“Shareholder Notes” has the meaning given to it in that certain Amended and Restated Securities Purchase Agreement, dated as of December 23, 2022, by and between the Company and John Michael Lawrie, as amended and/or restated from time to time.

(kk) The following defined terms listed on Defined Terms Index of the Agreement are hereby deleted in their entirety: (i) Assumed Convertible Security, (ii) Reserve Consideration, (iii) Reserve Consideration Option, (iv) Reserve Consideration Warrant, (v) Share Reserve and (vi) Termination Date.

(ll) Exhibit F is replaced with Exhibit F hereto.

(mm) Defined Terms Index of the Agreement is hereby modified and amended by deleting the following defined terms and their corresponding references in their entirety and substituting the following defined terms and their corresponding references listed below in lieu thereof:

Company Non-Cumulative Preferred Stock Conversion	1.3	(a)
Company Stock Option	1.3	(d)(i)(i)

Annex A-3-9

Section 1.3 No Other Amendments. The Parties agree that all other provisions of the Agreement shall, subject to the amendments expressly set forth in Section 1.2 of this Amendment, continue unmodified, in full force and effect and constitute legal and binding obligations of the Parties in accordance with their terms. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Agreement or any of the documents referred to therein. This Amendment forms an integral and inseparable part of the Agreement.

Section 1.4 References. Each reference to “this Agreement,” “hereof,” “herein,” “hereunder,” “hereby” and each other similar reference contained in the Agreement shall, effective from the date of this Amendment, refer to the Agreement as amended by this Amendment. Notwithstanding the foregoing, references to the date of the Agreement and references in the Agreement, as amended hereby, to “the date hereof,” “the date of this Agreement” and other similar references shall in all instances continue to refer to November 13, 2022, and references to the date of this Amendment and “as of the date of this Amendment” shall refer to June 8, 2023.

Section 1.5 Effect of Amendment. This Amendment shall form a part of the Agreement for all purposes, and each Party thereto and hereto shall be bound hereby. This Amendment shall be deemed to be in full force and effect from and after the execution of this Amendment by the Parties.

Section 1.6 Incorporation by Reference. Each of the provisions under Section 8.5 (Counterparts; Electronic Delivery), Section 8.7 (Governing Law) and Section 8.8 (Jurisdiction; Venue; Service of Process; JURY WAIVER) of the Agreement shall be incorporated into this Amendment by reference as if set out in full herein, mutatis mutandis.

Section 1.7 Further Assurances. Each Party shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such Party’s obligations hereunder, necessary to effectuate the transactions and matters contemplated by this Amendment. The Parties further agree that each Party shall cooperate in good faith in advancing the Transactions.

[Remainder of Page Left Intentionally Blank; Signature Page Follows]

Annex A-3-10

IN WITNESS WHEREOF, each of the undersigned has executed this Amendment as of the date first written above.

PARENT:

TLG ACQUISITION ONE CORP.

By:	/s/ John Michael Lawrie
Name:	John Michael Lawrie
Title:	Chief Executive Officer

MERGER SUB:

EAGLE MERGER CORP.

By:	/s/ John Michael Lawrie
Name:	John Michael Lawrie
Title:	President

Annex A-3-11

COMPANY:

ELECTRIQ POWER, INC.

By:	/s/ Frank Magnotti
Name:	Frank Magnotti
Title:	Chief Executive Officer

Annex A-3-12

Exhibit F

[Intentionally Omitted]

Annex A-3-13

Annex B

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

TLG ACQUISITION ONE CORP.

TLG Acquisition One Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1. The name of the Corporation is “TLG Acquisition One Corp.” The original certificate of incorporation was filed with the Secretary of State of the State of Delaware on October 2, 2020 (the “Original Certificate”). The Corporation amended and restated the Original Certificate, which was filed with the Secretary of State of the State of Delaware on January 27, 2021 (as so amended, the “First Amended and Restated Certificate”).

2. This Second Amended and Restated Certificate of Incorporation (the “Second Amended and Restated Certificate”), which both restates and amends the provisions of the First Amended and Restated Certificate, was duly adopted in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”).

3. This Second Amended and Restated Certificate shall become effective on the date of filing with the Secretary of State of Delaware.

4. Certain capitalized terms used in this Second Amended and Restated Certificate are defined where appropriate herein.

5. The text of the First Amended and Restated Certificate is hereby restated and amended in its entirety to read as follows:

ARTICLE I

The name of the corporation is Electriq Power Holdings, Inc. (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, State of Delaware, 19808, and the name of the Corporation’s registered agent at such address is Corporation Service Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”) as it now exists or may hereafter be amended and supplemented.

ARTICLE IV

The total number of shares of capital stock that the Corporation shall have authority to issue is [●] shares, consisting of: (i) [●] shares of common stock, having a par value of $[●] per share (“Class A Common Stock”); and (ii) [●] shares of preferred stock, having a par value of $[●] per share (the “Preferred Stock”).

Annex B-1

ARTICLE V

The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows:

A. CLASS A COMMON STOCK

1. General. The voting, dividend, liquidation and other rights and powers of the Class A Common Stock are subject to and qualified by the rights, powers and preferences of any series of Preferred Stock as may be designated by the Board of Directors of the Corporation (the “Board of Directors”) and outstanding from time to time.

2. Voting. Except as otherwise provided herein or expressly required by law, each holder of Class A Common Stock, as such, shall be entitled to vote on each matter submitted to a vote of stockholders and shall be entitled to one (1) vote for each share of Class A Common Stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter. Except as otherwise required by law, holders of Class A Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Certificate of Designation (as defined below)) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Certificate of Designation) or pursuant to the DGCL.

3. Dividends. Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock, the holders of Class A Common Stock, as such, shall be entitled to the payment of dividends on the Class A Common Stock when, as and if declared by the Board of Directors in accordance with applicable law.

4. Liquidation. Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the funds and assets of the Corporation that may be legally distributed to the Corporation’s stockholders shall be distributed among the holders of the then outstanding Class A Common Stock pro rata in accordance with the number of shares of Class A Common Stock held by each such holder.

5. Transfer Rights. Subject to applicable law and the transfer restrictions set forth in Article VII of the bylaws of the Corporation (as such Bylaws may be amended from time to time, the “Bylaws”), shares of Class A Common Stock and the rights and obligations associated therewith shall be fully transferable to any transferee.

B. PREFERRED STOCK

Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors as hereinafter provided.

Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the

Annex B-2

number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law and this Certificate of Incorporation (including any Certificate of Designation). Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Certificate of Incorporation (including any Certificate of Designation).

C. NO CLASS VOTE ON CHANGES IN AUTHORIZED NUMBER OF SHARES OF STOCK.

Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, the number of authorized shares of Class A Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE VI

A. Except as otherwise expressly provided by the DGCL or this Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors that shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors in accordance with the Bylaws.

B. Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the Board of Directors or any individual director may be removed from office at any time, with or without cause and only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors; provided, however, that whenever the holders of any class or series are entitled to elect one or more directors by this Certificate of Incorporation (including any Certificate of Designation), with respect to the removal without cause of a director or directors so elected, the vote of the holders of the outstanding shares of that class or series and not the vote of the outstanding shares of voting stock as a whole shall apply.

C. Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, except as otherwise provided by law, any vacancies on the Board of Directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of Preferred Stock), and shall not be filled by the stockholders. Any director appointed in accordance with the preceding sentence shall hold office until the expiration of the term or until his or her earlier death, resignation, retirement, disqualification, or removal.

D. Whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of this Certificate of Incorporation (including any Certificate of Designation). Notwithstanding anything to the contrary in this Article VI, the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to paragraph A of this Article VI, and the total number of directors constituting the whole Board of Directors shall be automatically adjusted accordingly. Except as otherwise provided in the Certificate of Designation(s) in respect of one or more series of Preferred Stock, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such Certificate of Designation(s), the terms of office of all such additional directors elected by the holders of such series of

Annex B-3

Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.

E. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws, subject to the power of the stockholders of the Corporation entitled to vote with respect thereto to adopt, amend or repeal the Bylaws. The stockholders of the Corporation shall also have the power to adopt, amend or repeal the Bylaws; provided, that in addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Certificate of Incorporation (including any Certificate of Designation in respect of one or more series of Preferred Stock) or the Bylaws of the Corporation, the adoption, amendment or repeal of the Bylaws of the Corporation by the stockholders of the Corporation shall require the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors.

F. The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

ARTICLE VII

A. Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock, and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by the Chairman of the Board of Directors, Chief Executive Officer of the Corporation, or the Board of Directors pursuant to a resolution adopted by a majority of the Board of the Directors, the ability of the stockholders to call a special meeting is hereby specifically denied. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.

B. Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws. Any business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes identified in the notice of meeting.

ARTICLE VIII

No director or officer of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, as applicable, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. Any amendment, repeal or modification of this Article VIII, or the adoption of any provision of the Certificate of Incorporation of the Corporation inconsistent with this Article VIII, shall not adversely affect any right or protection of a director or officer, as applicable, of the Corporation with respect to any act or omission occurring prior to such amendment, repeal, modification or adoption. If the DGCL is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors or officers, as applicable, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Annex B-4

ARTICLE IX

A. The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by applicable law, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors. The right to indemnification conferred by this Article IX shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition upon receipt by the Corporation of an undertaking by or on behalf of the director or officer receiving advancement to repay the amount advanced if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation under this Article IX. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article IX to directors and officers of the Corporation. The rights to indemnification and to the advancement of expenses conferred in this Article IX shall not be exclusive of any other right which any person may have or hereafter acquire under this Certificate of Incorporation, the Bylaws, any statute, agreement, vote of stockholders or disinterested directors or otherwise. Any repeal or modification of this Article IX by the stockholders of the Corporation shall not adversely affect any rights to indemnification and to the advancement of expenses of a director, officer, employee or agent of the Corporation (collectively, the “Covered Persons”) existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

B. The Corporation hereby acknowledges that certain Covered Persons may have rights to indemnification and advancement of expenses (directly or through insurance obtained by any such entity) provided by one or more third parties (collectively, the “Other Indemnitors”), and which may include third parties for whom such Covered Person serves as a manager, member, officer, employee or agent. The Corporation hereby agrees and acknowledges that notwithstanding any such rights that a Covered Person may have with respect to any Other Indemnitor(s), (i) the Corporation is the indemnitor of first resort with respect to all Covered Persons and all obligations to indemnify and provide advancement of expenses to Covered Persons, (ii) the Corporation shall be required to indemnify and advance the full amount of expenses incurred by the Covered Persons, to the fullest extent required by law, the terms of this Certificate of Incorporation, the Bylaws, any agreement to which the Corporation is a party, any vote of the stockholders or the Board of Directors, or otherwise, without regard to any rights the Covered Persons may have against the Other Indemnitors and (iii) to the fullest extent permitted by law, the Corporation irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims for contribution, subrogation or any other recovery of any kind in respect thereof. The Corporation further agrees that no advancement or payment by the Other Indemnitors with respect to any claim for which the Covered Persons have sought indemnification from the Corporation shall affect the foregoing and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of any such advancement or payment to all of the rights of recovery of the Covered Persons against the Corporation. These rights shall be a contract right, and the Other Indemnitors are express third party beneficiaries of the terms of this paragraph. Notwithstanding anything to the contrary herein, the obligations of the Corporation under this paragraph shall only apply to Covered Persons in their capacity as Covered Persons.

C. Any repeal or amendment of this Article IX by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Certificate of Incorporation inconsistent with this Article IX, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when

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such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

D. This Article IX shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than indemnitees.

ARTICLE X

A. Unless the Corporation, in writing, selects or consents to the selection of an alternative forum, (i) the sole and exclusive forum for any complaint asserting any internal corporate claims (as defined below), to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, jurisdiction, another state court or a federal court located within the State of Delaware) and (ii) the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, to the fullest extent permitted by law, shall be the federal district courts of the United States of America. Notwithstanding the foregoing, the provisions of this Article X will not apply to suits brought to enforce a duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. For purposes of this Article X, the phrase “internal corporate claims” means claims, including claims in the right of the Corporation, that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity, or as to which the DGCL confers jurisdiction upon the Court of Chancery. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article X.

B. If any provision of this Article X shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Article X (including, without limitation, each portion of any sentence of this Article X containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities or circumstances shall not in any way be affected or impaired thereby.

ARTICLE XI

The doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to the Corporation or any of its officers or directors, or any of their respective affiliates, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of this Second Amended and Restated Certificate of Incorporation or in the future. In addition to the foregoing, unless the Corporation and a director or officer of the Corporation otherwise agree in writing, the doctrine of corporate opportunity shall not apply to any other corporate opportunity with respect to any of the directors or officers of the Corporation unless such corporate opportunity is offered to such person solely in his or her capacity as a director or officer of the Corporation and such opportunity is one the Corporation is legally and contractually permitted to undertake and would otherwise be reasonable for the Corporation to pursue

ARTICLE XII

If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and

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enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this      day of [●], 2023.

By:
Name:
Title:

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Annex B-1

FORM OF

CERTIFICATE OF DESIGNATION OF

SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK

OF ELECTRIQ POWER HOLDINGS, INC.

Pursuant to Section 151 of the General Corporation Law of the State of Delaware (as amended, supplemented or restated from time to time, the “DGCL”), Electriq Power Holdings, Inc., a corporation organized and existing under the DGCL (the “Corporation”) which was formerly known as TLG Acquisition One Corp., in accordance with the provisions of Section 103 thereof, does hereby submit the following:

WHEREAS, the Second Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”) authorizes the issuance of up to 4,500,000 shares of preferred stock, par value $0.0001 per share, of the Corporation (“Preferred Stock”) in one or more series, and expressly authorizes the board of directors of the Corporation (the “Board”), subject to limitations prescribed by law, to provide, out of the unissued shares of Preferred Stock, for series of Preferred Stock, and, with respect to each such series, to determine and fix the number of shares to be included in any series of Preferred Stock and the voting powers, full or limited, or no voting powers, and such designation, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions of the shares of such series; and

WHEREAS, it is the desire of the Board to determine and fix the number of shares to be included in a new series of Preferred Stock and the designation, rights, preferences, powers, restrictions and limitations of the shares of such new series.

NOW, THEREFORE, BE IT RESOLVED, that the Board does hereby provide for the issue of a series of Preferred Stock and does hereby in this Certificate of Designation (the “Certificate of Designation”) determine and fix and herein state and express the designation, rights, preferences, powers, restrictions and limitations of such series of Preferred Stock as follows:

1. General. 4,500,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated Series A Cumulative Redeemable Preferred Stock (“Series A Preferred Stock”) with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Fractional shares of Series A Preferred Stock may be issued that shall entitle a holder of shares of Series A Preferred Stock, in proportion to such holder of Series A Preferred Stock’s fractional shares, to exercise voting rights, to receive dividends, to participate in distributions and to have the benefit of all other rights of holders of Series A Preferred Stock. Series A Preferred Stock shall be issued in book entry form only and shall not be represented by certificates. The Series A Preferred Stock ranks, with respect to the payment of dividends and distributions upon liquidation, dissolution or winding-up, senior to the Corporation’s Class A common stock, par value $0.0001 per share (“Common Stock”), and each other class or series of capital stock the Corporation may issue in the future the terms of which do not expressly provide that it ranks on a parity with or senior to the Series A Preferred Stock as to dividend and distribution rights and rights on liquidation, winding-up or dissolution of the Corporation (the Common Stock and each such other class or series of capital stock, collectively, “Junior Securities”).

2. Dividends. From and after the date of the issuance of any shares of Series A Preferred Stock, dividends, payable solely in the form of shares (or fractions thereof) of Series A Preferred Stock, shall accrue on each outstanding share (or fractional share) of Series A Preferred Stock at the rate per annum of fifteen percent (15.0%) of the Original Issue Price plus the amount (expressed as a number of shares of Series A Preferred Stock) of any previously accrued and unpaid dividends, compounded annually, on each such share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock) (the “Accruing Dividends”). Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative; provided, however, that except as

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set forth in the following sentence of this Section 2 or in Section 3, Section 5 or Section 6, such Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors and the Corporation shall be under no obligation to declare such Accruing Dividends. The Accruing Dividends shall not be paid in cash and shall be paid only in the form of shares (or fractions of shares) of Series A Preferred Stock equal to (A) the Accruing Dividends accrued and unpaid as of the relevant Dividend Payment Date (as defined below) divided by (B) the Original Issue Price (as defined below). The Accruing Dividends shall be calculated and compounded annually in arrears on each anniversary of the date on which the first share of Series A Preferred Stock was issued (the “Original Issue Date”), or if any such date for payment is not a Business Day (as defined below), on the Business Day next succeeding such day (each such date being a “Dividend Record Date”). Accruing Dividends shall be paid in arrears on or prior to the day that is five (5) Business Days after each Dividend Record Date (each such date, regardless of whether any such Accruing Dividends have been declared, a “Dividend Payment Date”), unless prohibited by applicable law. The “Original Issue Price” shall mean $10.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock.

3. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

3.1 Preferential Payments to Holders of Series A Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (a “Liquidation Event”), the holders of each share (or fractional share) of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of each share (or fractional share) of Series A Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount in cash equal to the Original Issue Price plus any Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this Subsection 3.1, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The amount which a holder of each share (or fractional share) of Series A Preferred Stock is entitled to receive under this Subsection 3.1 is hereinafter referred to as the “Liquidation Amount.” Upon payment of the Liquidation Amount in respect of a share of Series A Preferred Stock, such share shall no longer confer any rights, powers or preferences upon the holder.

3.2 Deemed Liquidation Events.

3.2.1 Definition. Each of the following events shall be considered a “Deemed Liquidation Event” unless the holders of at least a majority of the outstanding shares of Series A Preferred Stock (the “Requisite Holders”) elect otherwise by written notice sent to the Corporation at least 30 days prior to the effective date of any such event:

(a)	a merger or consolidation in which:

(i)	the Corporation is a constituent party; or

(ii)	a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or

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are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation;

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary, or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation;

(c) the sale or transfer by the Corporation or its stockholders of more than fifty percent (50%) of the voting power of the Corporation in a transaction or series of related transactions other than in a transaction or series of transactions effected by the Corporation primarily for financing purposes; or

(d) a “person” or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) has become the direct or indirect “beneficial owner” (determined in accordance with Rule 13d-3 under the Exchange Act) of the shares of the Corporation’s voting securities representing more than 50% of the voting power of all of the Corporation’s then outstanding common equity (including then outstanding preferred equity voting on an as converted basis with common equity).

3.2.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 3.2.1(a)(i), Subsection 3.2(c) or Subsection 3.2(d) unless the agreement or plan of merger, consolidation or stock acquisition for such transaction (collectively, the “Transaction Agreement”) provided that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Subsection 3.1.

(b) In the event of a Deemed Liquidation Event referred to in Subsections 3.2.1(a)(ii) or 3.2.1(b), if the Corporation does not effect a dissolution of the Corporation under the DGCL within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Series A Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Series A Preferred Stock, and (iii) if the holders of at least a majority of the then outstanding shares of Series A Preferred Stock so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the “Available Proceeds”), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Series A Preferred Stock at a price per share equal to the Liquidation Amount; provided, however, that any consideration that is payable to the stockholders of the Corporation only upon satisfaction of contingencies shall not be deemed to be Available Proceeds until such contingencies are satisfied and the Corporation has received and is irrevocably entitled to such consideration. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem each outstanding share (or fractional share) of Series A Preferred Stock, the Corporation shall redeem a pro rata portion of each holder’s shares of Series A Preferred Stock to the fullest extent of such

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Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. The provisions of Section 5 shall apply, with such necessary changes in the details thereof as are necessitated by the context, to the redemption of the Series A Preferred Stock pursuant to this Subsection 3.2.2(b). Prior to the distribution or redemption provided for in this Subsection 3.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

3.2.3 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event, if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies, including any Available Proceeds (the “Additional Consideration”), the Transaction Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the “Initial Consideration”) shall be allocated among the holders of capital stock of the Corporation in accordance with Subsection 3.1 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsection 3.1 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 3.2.3, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3.3 Remaining Assets. After the payment, or setting aside for payment, to the Holders of the full preferential amounts set forth in Section 3.1, the Corporation’s entire remaining assets legally available for distribution to the stockholders shall be distributed pro rata to the holders of the Common Stock.

3.4 Valuation of Non-Cash Assets. If any assets of the Corporation distributed to stockholders in connection with a Liquidation Event or a Deemed Liquidation Event are other than cash, then the value of such assets on the distribution date shall be their fair market value, as determined by the Board in good faith; provided, that any publicly-traded securities to be distributed to stockholders shall be determined as of the day (such day, the “Determination Date”) that is five Trading Days (as defined below) prior to the date of such distribution to the stockholders, and such securities shall be valued at the volume weighted average closing price of the securities on the primary market or exchange on which the securities are traded over a period of the twenty consecutive Trading Days the last day of which is the Trading Day before the Determination Date (the “Determination Period”).

4. Voting. Except as provided by law and in this Section 4, shares of the Series A Preferred Stock shall not confer on the holders thereof any right to vote, as a separate class or otherwise, on any matter presented to the stockholders of the Corporation or any class thereof for their action or consideration at any stockholder meeting (or by written consent of stockholders in lieu of meeting), except that so long as any shares of Series A Preferred Stock are outstanding, the Corporation shall not, without the affirmative vote or action by written consent of the Requisite Holders, (i) alter or change the powers, preferences or rights given to the Series A Preferred Stock or alter or amend this Certificate of Designation or the Certificate of Incorporation, bylaws or any similar document of the Corporation, in any such case, in a manner that is adverse to holders of the Series A Preferred Stock in any material respect, or (ii) (x) create, or authorize the creation of, or issue or obligate itself to issue shares of, or reclassify, any capital stock unless the same ranks junior to the Series A Preferred Stock with respect to its rights, preferences and privileges, or (y) increase the authorized number of shares of Series A Preferred Stock or any additional class or series of capital stock of the Corporation unless the same ranks junior to the Series A Preferred Stock with respect to its rights, preferences and privileges. For the avoidance of doubt, neither (a) an adverse effect on the rights, preferences, privileges or voting power of the Common Stock nor (b) the authorization or issuance of any Junior Securities shall, in either case, be deemed to have an adverse effect on the powers, preferences or rights of the Series A Preferred Stock.

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5. Mandatory Redemption.

5.1 General. The issued and outstanding Series A Preferred Stock shall be subject to mandatory redemption by the Corporation (the “Mandatory Redemption”) upon the date which is the third (3rd) anniversary of the Original Issue Date (or, if such date is not a Business Day, on the next succeeding Business Day) (the “Mandatory Redemption Date”). The Corporation shall apply all of its assets to any such Mandatory Redemption, and to no other corporate purpose, except to the extent prohibited by Delaware law governing distributions to stockholders or any other applicable law.

5.1.1 On the Mandatory Redemption Date, each share (or fractional share) of Series A Preferred Stock (including shares of Series A Preferred Stock issued in payment of or payable in respect of Accruing Dividends whether or not declared) shall be redeemed by the Corporation in exchange for the Redemption Price (as defined below), payable by the Corporation, depending on the election of the holder as provided in Subsection 5.3.1, either in (i) cash equal to the Redemption Price for each share of Series A Preferred Stock so redeemed, or (ii) such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Redemption Price by the Fair Market Value (as defined below) of a share of Common Stock as of the Mandatory Redemption Date (the “Redemption Ratio”); provided that the Redemption Ratio to be used for such redemption into Common Stock shall be no greater than 10. The “Redemption Price” per share of Series A Preferred Stock outstanding shall be equal to the Series A Original Issue Price, subject to adjustment as provided below, plus any Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon.

5.1.2 On and after the close of business on the Mandatory Redemption Date, upon the full payment of the Redemption Price for each Share of Series A Preferred Stock as provided in Subsection 5.1.1, (i) each share of Series A Preferred Stock that has been redeemed for either cash or Common Stock (including, in each case, fractional shares) shall be retired and cancelled, and (ii) Accruing Dividends with respect to each such share of Series A Preferred Stock shall cease to accrue and all rights whatsoever with respect to such shares shall terminate. The Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock accordingly.

5.1.3 For purposes of the Mandatory Redemption, the number of shares of Series A Preferred Stock outstanding shall, for the avoidance of doubt, be deemed to include the issuance of shares of Series A Preferred Stock issuable in respect of Accruing Dividends then accrued but undeclared or unpaid through the Mandatory Redemption Date.

5.1.4 “Fair Market Value” shall mean (a) if the Common Stock is then traded on one or more established markets or exchanges, the volume weighted average closing price of a share of Common Stock on the primary market or exchange on which the Common Stock is traded over the period of twenty consecutive Trading Days (as defined below) ending five Trading Days prior to the Mandatory Redemption Date or (b) if the Common Stock is not so traded, the value that would be obtained in an arms-length transaction between an informed and willing buyer and an informed and willing seller, neither of whom is under any compulsion to buy or sell, respectively, and without regard to the particular circumstances of the buyer or seller, and determined without regard to any discounts for minority interest, illiquidity or other discounts by a qualified independent professional appraiser selected by the Corporation. The cost of any independent appraisal in connection with the determination of Fair Market Value in accordance herewith shall be borne by the Corporation. A “Trading Day” shall be each Monday through Friday, other than any day on which securities are not traded in the system or on the exchange that is the principal market for the Common Stock, as determined by the Board of Directors of the Corporation.

5.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon redemption of the Series A Preferred Stock in accordance with Subsection 5.1.1 above. In lieu of any fractional shares of Common Stock to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such

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fraction multiplied by the Fair Market Value (as defined below) of a share of Common Stock as of the Mandatory Redemption Date. Whether or not fractional shares would be issuable upon such redemption shall be determined on the basis of the total number of shares of Common Stock issuable as a result of such redemption to that holder of Series A Preferred Stock in accordance with Subsection 5.1 above.

5.3 Mechanics of Redemption.

5.3.1 Notice. No later than fifteen (15) days prior to the Mandatory Redemption Date, the Corporation shall provide written notice to each holder of Series A Preferred Stock of the Mandatory Redemption Date, and no later than five (5) days after receipt of such notice, each holder of Series A Preferred Stock shall provide written notice to the Corporation’s transfer agent at the office of the transfer agent for the Series A Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) either that such holder elects to receive the Redemption Price with respect to the Mandatory Redemption of all of such holder’s shares of Series A Preferred Stock either in the form of shares of Common Stock or in cash. Such notice shall state such holder’s name or the names of the nominees in which, if payment of the Redemption Price in the form of shares of Common Stock is elected, such holder wishes the shares of Common Stock to be issued. If a holder of Series A Preferred Stock does not timely deliver a notice compliant with this Subsection 5.3.1, the Corporation may in its sole discretion elect to pay the Redemption Price in respect of such holder’s redeemed shares either in the form of shares of Common Stock or in cash, as calculated in accordance with Subsection 5.1.

5.3.2 Reservation of Shares.

(a) Common Stock. The Corporation shall at all times when the Series A Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the redemption of the Series A Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the redemption of all outstanding Series A Preferred Stock assuming payment in the form of Common Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the redemption of all then outstanding shares of the Series A Preferred Stock in the form of Common Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Redemption Price below the then par value of the shares of Common Stock issuable upon redemption of the Series A Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Redemption Price.

(b) Series A Preferred Stock. The Corporation shall at all times when the Series A Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the payment of the Accruing Dividends, such number of its duly authorized shares of Series A Preferred Stock as shall from time to time be sufficient to effect the payment of all Accruing Dividends; and if at any time the number of authorized but unissued shares of Series A Preferred Stock shall not be sufficient to effect the payment of all then accrued but unpaid Accruing Dividends, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Series A Preferred Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation.

5.3.3 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon redemption of shares of Series A Preferred Stock pursuant to this Section 5. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a

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name other than that in which the shares of Series A Preferred Stock so redeemed were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

5.4 Adjustment for Merger or Reorganization, etc. Subject to Section 3.2, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series A Preferred Stock) is converted into or exchanged for securities, cash or other property, then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series A Preferred Stock shall thereafter be redeemable in lieu of the Common Stock into which it was redeemable prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon redemption of one share of Series A Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 5 with respect to the rights and interests thereafter of the holders of the Series A Preferred Stock, to the end that the provisions set forth in this Section 5 (including provisions with respect to changes in and other adjustments of the Redemption Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the redemption of the Series A Preferred Stock.

5.5 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Redemption Price pursuant to this Section 5, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series A Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series A Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth the Redemption Price then in effect.

5.6 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon redemption of the Series A Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation, then, and in each such case, the Corporation will send or cause to be sent to the holders of the Series A Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series A Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series A Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

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6. Redeemed or Otherwise Acquired Shares. Any shares of Series A Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise rights granted to the holders of Series A Preferred Stock following redemption.

7. Dividends on Junior Securities. Subject to the succeeding sentence, so long as any share of Series A Preferred Stock remains outstanding: (a) no dividend shall be set aside for payment and no distribution shall be declared and made or set aside for payment on any Junior Securities; and (b) no shares of Junior Securities shall be purchased, redeemed or otherwise acquired for consideration by the Corporation, directly or indirectly, without, in each case, the affirmative vote or action by written consent of the Requisite Holders. Notwithstanding anything to the contrary, this Section 7 will in no event prohibit or otherwise limit any of the following: (i) any dividend or distribution payable solely in Junior Securities, together with cash in lieu of any fractional security; (ii) purchases, redemptions or other acquisitions of any Junior Securities in connection with the administration of any benefit or other incentive plan, including any employment contract, in the ordinary course of business and consistent with past practices of the Corporation prior to the Original Issue Date, (iii) purchases of, or other payments in lieu of the issuance of, fractional interests in any Junior Securities pursuant to the conversion, exercise or exchange provisions of such Junior Securities or of any securities convertible into, or exercisable or exchangeable for, Junior Securities; (iv) any dividends or distributions of rights or Junior Securities in connection with a stockholders’ rights plan or any redemption or repurchase of rights pursuant to any stockholders’ rights plan; (v) the exchange, reclassification or conversion of Junior Securities for or into other Junior Securities (together with the payment of cash in lieu of fractional securities); and (vi) the adoption and implementation of an employee stock purchase program on customary terms.

8. Waiver. Any of the rights, powers, preferences and other terms of the Series A Preferred Stock set forth herein may be waived on behalf of all holders of Series A Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

9. Next Business Day. Whenever any payment or other obligation pursuant to this Certificate of Designation shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day. For the purposes hereof, “Business Day” shall mean any day other than a Saturday, a Sunday, or any day which is a federal legal holiday in the United States or on which banking institutions in the State of New York are authorized or required by law or governmental action to close.

10. Notices. Any notice required or permitted by the provisions of this Certificate of Designation to be given to a holder of shares of Series A Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the DGCL, and shall be deemed sent upon such mailing or electronic transmission.

11. Transfer Restrictions. The Series A Preferred Stock may not be Transferred (unless it is a Permitted Transfer) at any time prior to the Mandatory Redemption Date without the prior written consent of the Board of Directors of the Corporation. “Transferred” means the (i) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any security, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii). “Permitted Transfer” means any Transfer (i) to any officers or directors of the Corporation, any Affiliates or family members of any of the Corporation’s officers or directors, any members of TLG Acquisition Founder LLC, a Delaware limited liability company (“Sponsor”), or any Affiliates of Sponsor; (ii) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the

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beneficiary of which is a member of such individual’s immediate family or an Affiliate of such individual, or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; or (v) by virtue of the laws of the State of Delaware or Sponsor’s limited liability company agreement upon dissolution of Sponsor. “Affiliate” means, with respect to any specified person or entity, any other person or entity directly or indirectly controlling, controlled by or under direct or indirect common control with such specified person or entity. The term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any person or entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person or entity, whether through the ownership of voting securities or other ownership interest, by contract or otherwise, and the terms “controlled” and “control” have meanings correlative thereto.

[Signature page follows.]

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IN WITNESS WHEREOF, this Certificate of Designation is executed on behalf of the Corporation by the undersigned on this [            ] day of [            ], 2023.

By:
Name: Title:

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Annex C

AMENDED AND RESTATED

BY LAWS

OF

ELECTRIQ POWER HOLDINGS, INC.

(THE “CORPORATION”)

ARTICLE I

OFFICES

Section 1.1. Registered Office. The registered office of the Corporation shall be fixed in the Certificate of Incorporation of the Corporation.

Section 1.2. Additional Offices. The Corporation may, in addition to its registered office in the State of Delaware, have such other offices and places of business, both within and outside the State of Delaware, as the Board of Directors of the Corporation (the “Board”) may from time to time determine or as the business and affairs of the Corporation may require.

ARTICLE II

STOCKHOLDERS MEETINGS

Section 2.1. Annual Meetings. The annual meeting of stockholders shall be held at such place, either within or without the State of Delaware, and time and on such date as shall be determined by the Board and stated in the notice of the meeting, provided that the Board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 9.5(a). At each annual meeting, the stockholders entitled to vote on such matters shall elect those directors of the Corporation to fill any term of a directorship that expires on the date of such annual meeting and may transact any other business as may properly be brought before the meeting.

Section 2.2. Special Meetings. Subject to the rights of the holders of any outstanding series of the preferred stock of the Corporation (“Preferred Stock”), and to the requirements of applicable law, special meetings of stockholders, for any purpose or purposes, may be called only by the Chairman of the Board, or a Chief Executive Officer, or the Board pursuant to a resolution adopted by a majority of the Board, and may not be called by any other person. Special meetings of stockholders shall be held at such place, either within or without the State of Delaware, and at such time and on such date as shall be determined by the Board and stated in the Corporation’s notice of the meeting, provided that the Board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 9.5(a).

Section 2.3. Notices. Written notice of each stockholders meeting stating the place, if any, date, and time of the meeting, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, shall be given in the manner permitted by Section 9.3 to each stockholder entitled to vote thereat as of the record date for determining the stockholders entitled to notice of the meeting, by the Corporation not less than 10 nor more than 60 days before the date of the meeting unless otherwise required by the General Corporation Law of the State of Delaware (the “DGCL”). If said notice is for a stockholders meeting other than an annual meeting, it shall in addition state the purpose or purposes for which the meeting is called, and the business transacted at such meeting shall be limited to the matters so stated in the Corporation’s notice of meeting (or any supplement thereto). Any meeting of stockholders as to which notice has been given may be

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postponed, and any meeting of stockholders as to which notice has been given may be cancelled, by the Board upon public announcement (as defined in Section 2.7(c)) given before the date previously scheduled for such meeting.

Section 2.4. Quorum. Except as otherwise provided by applicable law, the Corporation’s Certificate of Incorporation, as the same may be amended or restated from time to time (the “Certificate of Incorporation”) or these By Laws, the presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock of the Corporation representing a majority of the voting power of all outstanding shares of capital stock of the Corporation entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. If a quorum shall not be present or represented by proxy at any meeting of the stockholders of the Corporation, the chairman of the meeting may adjourn the meeting from time to time in the manner provided in Section 2.6 until a quorum shall attend. The stockholders present at a duly convened meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the voting power of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any such other corporation to vote shares held by it in a fiduciary capacity.

Section 2.5. Voting of Shares.

(a) Voting Lists. The Secretary of the Corporation (the “Secretary”) shall prepare, or shall cause the officer or agent who has charge of the stock ledger of the Corporation to prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders of record entitled to vote at such meeting; provided, however, that if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order and showing the address and the number and class of shares registered in the name of each stockholder. Nothing contained in this Section 2.5(a) shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list required by this Section 2.5(a) or to vote in person or by proxy at any meeting of stockholders.

(b) Manner of Voting. At any stockholders meeting, every stockholder entitled to vote may vote in person or by proxy. If authorized by the Board, the voting by stockholders or proxy holders at any meeting conducted by remote communication may be effected by a ballot submitted by electronic transmission (as defined in Section 9.3), provided that any such electronic transmission must either set forth or be submitted with information from which the Corporation can determine that the electronic transmission was authorized by the stockholder or proxy holder. The Board, in its discretion, or the chairman of the meeting of stockholders, in such person’s discretion, may require that any votes cast at such meeting shall be cast by written ballot.

(c) Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the

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proxy provides for a longer period. Proxies need not be filed with the Secretary until the meeting is called to order, but shall be filed with the Secretary before being voted. Without limiting the manner in which a stockholder may authorize another person or persons to act for such stockholder as proxy, either of the following shall constitute a valid means by which a stockholder may grant such authority. No stockholder shall have cumulative voting rights.

(i) A stockholder may execute a writing authorizing another person or persons to act for such stockholder as proxy. Execution may be accomplished by the stockholder or such stockholder’s authorized officer, director, employee or agent signing such writing or causing such person’s signature to be affixed to such writing by any reasonable means, including, but not limited to, by facsimile signature.

(ii) A stockholder may authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of an electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission authorizing another person or persons to act as proxy for a stockholder may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used; provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

(d) Required Vote. Subject to the rights of the holders of one or more series of Preferred Stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, at all meetings of stockholders at which a quorum is present, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. All other matters presented to the stockholders at a meeting at which a quorum is present shall be determined by the vote of a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, unless the matter is one upon which, by applicable law, the Certificate of Incorporation, these By Laws or applicable stock exchange rules, a different vote is required, in which case such provision shall govern and control the decision of such matter.

(e) Inspectors of Election. The Board may, and shall if required by law, in advance of any meeting of stockholders, appoint one or more persons as inspectors of election, who may be employees of the Corporation or otherwise serve the Corporation in other capacities, to act at such meeting of stockholders or any adjournment thereof and to make a written report thereof. The Board may appoint one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspectors of election or alternates are appointed by the Board, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall ascertain and report the number of outstanding shares and the voting power of each; determine the number of shares present in person or represented by proxy at the meeting and the validity of proxies and ballots; count all votes and ballots and report the results; determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. No person who is a candidate for an office at an election may serve as an inspector at such election. Each report of an inspector shall be in writing and signed by the inspector or by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors.

Section 2.6. Adjournments. Any meeting of stockholders, annual or special, may be adjourned by the chairman of the meeting, from time to time, whether or not there is a quorum, to reconvene at the same or some other place. Notice need not be given of any such adjourned meeting (including an adjournment taken to address

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a technical failure to convene or continue a meeting using remote communication) if the date, time, and place, if any, thereof, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are (i) announced at the meeting at which the adjournment is taken (ii) displayed, during the time scheduled for the meeting, on the same electronic network used to enable stockholders and proxyholders to participate in the meeting by means of remote communication; or (iii) set forth in the notice of meeting given in accordance with Section 2.3. At the adjourned meeting the stockholders, or the holders of any class or series of stock entitled to vote separately as a class, as the case may be, may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix a new record date for notice of such adjourned meeting in accordance with Section 9.2, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

Section 2.7. Advance Notice for Business.

(a) Annual Meetings of Stockholders. No business may be transacted at an annual meeting of stockholders, other than business that is either (i) specified in the Corporation’s notice of meeting (or any supplement thereto) given by or at the direction of the Board, (ii) otherwise properly brought before the annual meeting by or at the direction of the Board or (iii) otherwise properly brought before the annual meeting by any stockholder of the Corporation (x) who is a stockholder of record entitled to vote at such annual meeting on the date of the giving of the notice provided for in this Section 2.7(a) and on the record date for the determination of stockholders entitled to vote at such annual meeting and (y) who complies with the notice procedures set forth in this Section 2.7(a). Notwithstanding anything in this Section 2.7(a) to the contrary, only persons nominated for election as a director to fill any term of a directorship that expires on the date of the annual meeting pursuant to Section 3.2 will be considered for election at such meeting.

(i) In addition to any other applicable requirements, for business (other than nominations) to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary and such business must otherwise be a proper matter for stockholder action. Subject to Section 2.7(a)(iii), a stockholder’s notice to the Secretary with respect to such business, to be timely, must be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date (or if there has been no prior annual meeting), notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by the Corporation. The public announcement of an adjournment or postponement of an annual meeting shall not commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described in this Section 2.7(a).

(ii) To be in proper written form, a stockholder’s notice to the Secretary with respect to any business (other than nominations) must set forth as to each such matter such stockholder proposes to bring before the annual meeting (A) a brief description of the business desired to be brought before the annual meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event such business includes a proposal to amend these By Laws, the language of the proposed amendment) and the reasons for conducting such business at the annual meeting, (B) the name and record address of such stockholder and the name and address of the beneficial owner, if any, on whose behalf the proposal is made, (C) the class or series and number of shares of capital stock of the Corporation that are owned beneficially and of record by such stockholder and by the beneficial owner, if any, on whose behalf the proposal is made, (D) a description of all arrangements or understandings between such stockholder and the beneficial owner, if any, on whose behalf the

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proposal is made and any other person or persons (including their names) in connection with the proposal of such business by such stockholder, (E) any material interest of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made in such business and (F) a representation that such stockholder (or a qualified representative of such stockholder) intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

(iii) The foregoing notice requirements of this Section 2.7(a) shall be deemed satisfied by a stockholder as to any proposal (other than nominations) if the stockholder has notified the Corporation of such stockholder’s intention to present such proposal at an annual meeting in compliance with Rule 14a-8 (or any successor thereof) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such stockholder has complied with the requirements of such Rule for inclusion of such proposal in a proxy statement prepared by the Corporation to solicit proxies for such annual meeting. No business shall be conducted at the annual meeting of stockholders except business brought before the annual meeting in accordance with the procedures set forth in this Section 2.7(a), provided, however, that once business has been properly brought before the annual meeting in accordance with such procedures, nothing in this Section 2.7(a) shall be deemed to preclude discussion by any stockholder of any such business. If the Board or the chairman of the annual meeting determines that any stockholder proposal was not made in accordance with the provisions of this Section 2.7(a) or that the information provided in a stockholder’s notice does not satisfy the information requirements of this Section 2.7(a), such proposal shall not be presented for action at the annual meeting. Notwithstanding the foregoing provisions of this Section 2.7(a), if the stockholder (or a qualified representative of the stockholder) does not appear at the annual meeting of stockholders of the Corporation to present the proposed business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such matter may have been received by the Corporation.

(iv) In addition to the provisions of this Section 2.7(a), a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 2.7(a) shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(b) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting only pursuant to Section 3.2.

(c) Public Announcement. For purposes of these By Laws, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed or furnished by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act (or any successor thereto).

Section 2.8. Conduct of Meetings. The chairman of each annual and special meeting of stockholders shall be the Chairman of the Board or, in the absence (or inability or refusal to act) of the Chairman of the Board, any Chief Executive Officer (if he or she shall be a director) or, in the absence (or inability or refusal to act of a Chief Executive Officer or if a Chief Executive Officer is not a director, the President (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the President or if the President is not a director, such other person as shall be appointed by the Board. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the chairman of the meeting. The Board may adopt such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with these By Laws or such rules and regulations as adopted by the Board, the chairman of any meeting of stockholders shall have the right and authority to convene and to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chairman of the meeting, may include, without

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limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present; (c) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (e) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure. The secretary of each annual and special meeting of stockholders shall be the Secretary or, in the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary so appointed to act by the chairman of the meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 2.9. Consents in Lieu of Meeting. Unless otherwise provided by the Certificate of Incorporation, any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock entitled to vote thereon having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested.

Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this section and the DGCL to the Corporation, written consents signed by a sufficient number of holders entitled to vote to take action are delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested.

ARTICLE III

DIRECTORS

Section 3.1. Powers; Number. The business and affairs of the Corporation shall be managed by or under the direction of the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By Laws required to be exercised or done by the stockholders. Directors need not be stockholders or residents of the State of Delaware. Subject to the Certificate of Incorporation, the number of directors shall be fixed exclusively by resolution of the Board.

Section 3.2. Advance Notice for Nomination of Directors.

(a) Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation, except as may be otherwise provided by the terms of one or more series of Preferred Stock with respect to the rights of holders of one or more series of Preferred Stock to elect directors. Nominations of persons for election to the Board at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as set forth in the Corporation’s notice of such special meeting, may be made (I) by or at the direction of the Board or (ii) by any stockholder of the Corporation (x) who is a stockholder of record entitled to vote in the election of directors on the date of the giving of the notice provided for in this Section 3.2 and on the record date for the determination of stockholders entitled to vote at such meeting and (y) who complies with the notice procedures set forth in this Section 3.2.

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(b) In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary. To be timely, a stockholder’s notice to the Secretary must be received by the Secretary at the principal executive offices of the Corporation (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date (or if there has been no prior annual meeting), notice by the stockholder to be timely must be so received not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by the Corporation; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by the Corporation. In no event shall the public announcement of an adjournment or postponement of an annual meeting or special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described in this Section 3.2.

(c) Notwithstanding anything in paragraph (b) to the contrary, in the event that the number of directors to be elected to the Board at an annual meeting is greater than the number of directors whose terms expire on the date of the annual meeting and there is no public announcement by the Corporation naming all of the nominees for the additional directors to be elected or specifying the size of the increased Board before the close of business on the 90th day prior to the anniversary date of the immediately preceding annual meeting of stockholders, a stockholder’s notice required by this Section 3.2 shall also be considered timely, but only with respect to nominees for the additional directorships created by such increase that are to be filled by election at such annual meeting, if it shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the date on which such public announcement was first made by the Corporation.

(d) To be in proper written form, a stockholder’s notice to the Secretary must set forth (i) as to each person whom the stockholder proposes to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares of capital stock of the Corporation that are owned beneficially or of record by the person and (D) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; and (ii) as to the stockholder giving the notice (A) the name and record address of such stockholder as they appear on the Corporation’s books and the name and address of the beneficial owner, if any, on whose behalf the nomination is made, (B) the class or series and number of shares of capital stock of the Corporation that are owned beneficially and of record by such stockholder and the beneficial owner, if any, on whose behalf the nomination is made, (C) a description of all arrangements or understandings relating to the nomination to be made by such stockholder among such stockholder, the beneficial owner, if any, on whose behalf the nomination is made, each proposed nominee and any other person or persons (including their names), (D) a representation that such stockholder (or a qualified representative of such stockholder) intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (E) any other information relating to such stockholder and the beneficial owner, if any, on whose behalf the nomination is made that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

(e) If the Board or the chairman of the meeting of stockholders determines that any nomination was not made in accordance with the provisions of this Section 3.2, or that the information provided in a stockholder’s notice does not satisfy the information requirements of this Section 3.2, then such nomination shall not be

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considered at the meeting in question. Notwithstanding the foregoing provisions of this Section 3.2, if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting of stockholders of the Corporation to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Corporation.

(f) In addition to the provisions of this Section 3.2, a stockholder shall also comply with all of the applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 3.2 shall be deemed to affect any rights of the holders of Preferred Stock to elect directors pursuant to the Certificate of Incorporation.

Section 3.3. Compensation. Unless otherwise restricted by the Certificate of Incorporation or these By Laws, the Board shall have the authority to fix the compensation of directors, including for service on a committee of the Board, and may be paid either a fixed sum for attendance at each meeting of the Board or other compensation as director. The directors may be reimbursed their expenses, if any, of attendance at each meeting of the Board. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of committees of the Board may be allowed like compensation and reimbursement of expenses for service on the committee.

ARTICLE IV

BOARD MEETINGS

Section 4.1. Annual Meetings. The Board shall meet as soon as practicable after the adjournment of each annual stockholders meeting at the place of the annual stockholders meeting unless the Board shall fix another time and place and give notice thereof in the manner required herein for special meetings of the Board. No notice to the directors shall be necessary to legally convene this meeting, except as provided in this Section 4.1.

Section 4.2. Regular Meetings. Regularly scheduled, periodic meetings of the Board may be held without notice at such times, dates and places (within or without the State of Delaware) as shall from time to time be determined by the Board and publicized among all directors.

Section 4.3. Special Meetings. Special meetings of the Board (a) may be called by the Chairman of the Board or Chief Executive Officer and (b) shall be called by the Chairman of the Board, President or Secretary on the written request of at least a majority of directors then in office, or the sole director, as the case may be, and shall be held at such time, date and place (within or without the State of Delaware) as may be determined by the person calling the meeting or, if called upon the request of directors or the sole director, as specified in such written request. Notice of each special meeting of the Board shall be given, as provided in Section 9.3, to each director (i) at least 24 hours before the meeting if such notice is oral notice given personally or by telephone or written notice given by hand delivery or by means of a form of electronic transmission and delivery; (ii) at least two days before the meeting if such notice is sent by a nationally recognized overnight delivery service; and (iii) at least five days before the meeting if such notice is sent through the United States mail. If the Secretary shall fail or refuse to give such notice, then the notice may be given by the officer who called the meeting or the directors who requested the meeting. Any and all business that may be transacted at a regular meeting of the Board may be transacted at a special meeting. Except as may be otherwise expressly provided by applicable law, the Certificate of Incorporation, or these By Laws, neither the business to be transacted at, nor the purpose of, any special meeting need be specified in the notice or waiver of notice of such meeting. A special meeting may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting in accordance with Section 9.4.

Section 4.4. Quorum; Required Vote. A majority of the Board shall constitute a quorum for the transaction of business at any meeting of the Board, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board, except as may be otherwise specifically

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provided by applicable law, the Certificate of Incorporation or these By Laws. If a quorum shall not be present at any meeting, a majority of the directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

Section 4.5. Consent In Lieu of Meeting. Unless otherwise restricted by the Certificate of Incorporation or these By Laws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions (or paper reproductions thereof) are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 4.6. Organization. The chairman of each meeting of the Board shall be the Chairman of the Board or, in the absence (or inability or refusal to act) of the Chairman of the Board, any Chief Executive Officer (if he or she shall be a director) or, in the absence (or inability or refusal to act) of a Chief Executive Officer or if a Chief Executive Officer is not a director, the President (if he or she shall be a director) or in the absence (or inability or refusal to act) of the President or if the President is not a director, a chairman elected from the directors present. The Secretary shall act as secretary of all meetings of the Board. In the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary shall perform the duties of the Secretary at such meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chairman of the meeting may appoint any person to act as secretary of the meeting.

ARTICLE V

COMMITTEES OF DIRECTORS

Section 5.1. Establishment. The Board may by resolution of the Board designate one or more committees, each committee to consist of one or more of the directors of the Corporation. Each committee shall keep regular minutes of its meetings and report the same to the Board when required by the resolution designating such committee. The Board shall have the power at any time to fill vacancies in, to change the membership of, or to dissolve any such committee.

Section 5.2. Available Powers. Any committee established pursuant to Section 5.1 hereof, to the extent permitted by applicable law and by resolution of the Board, shall have and may exercise all of the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it.

Section 5.3. Alternate Members. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member.

Section 5.4. Procedures. Unless the Board otherwise provides, the time, date, place, if any, and notice of meetings of a committee shall be determined by such committee. At meetings of a committee, a majority of the number of members of the committee (but not including any alternate member, unless such alternate member has replaced any absent or disqualified member at the time of, or in connection with, such meeting) shall constitute a quorum for the transaction of business. The act of a majority of the members present at any meeting at which a quorum is present shall be the act of the committee, except as otherwise specifically provided by applicable law, the Certificate of Incorporation, these By Laws or the Board. If a quorum is not present at a meeting of a committee, the members present may adjourn the meeting from time to time, without notice other than an announcement at the meeting, until a quorum is present. Unless the Board otherwise provides and except as

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provided in these By Laws, each committee designated by the Board may make, alter, amend and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board is authorized to conduct its business pursuant to Article III and Article IV of these By Laws.

ARTICLE VI

OFFICERS

Section 6.1. Officers. The officers of the Corporation elected by the Board shall be one or more Chief Executive Officers, a Chief Financial Officer, a Secretary and such other officers (including without limitation, a Chairman of the Board, Presidents, Vice Presidents, Assistant Secretaries and a Treasurer) as the Board from time to time may determine. Officers elected by the Board shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article VI. Such officers shall also have such powers and duties as from time to time may be conferred by the Board. Any Chief Executive Officer or President may also appoint such other officers (including without limitation one or more Vice Presidents and Controllers) as may be necessary or desirable for the conduct of the business of the Corporation. Such other officers shall have such powers and duties and shall hold their offices for such terms as may be provided in these By Laws or as may be prescribed by the Board or, if such officer has been appointed by any Chief Executive Officer or President, as may be prescribed by the appointing officer.

(a) Chairman of the Board. The Chairman of the Board shall preside when present at all meetings of the stockholders and the Board. The Chairman of the Board shall have general supervision and control of the acquisition activities of the Corporation subject to the ultimate authority of the Board, and shall be responsible for the execution of the policies of the Board with respect to such matters. In the absence (or inability or refusal to act) of the Chairman of the Board, any Chief Executive Officer (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The powers and duties of the Chairman of the Board shall not include supervision or control of the preparation of the financial statements of the Corporation (other than through participation as a member of the Board). The position of Chairman of the Board and Chief Executive Officer may be held by the same person and may be held by more than one person.

(b) Chief Executive Officer. One or more Chief Executive Officers shall be the chief executive officer(s) of the Corporation, shall have general supervision of the affairs of the Corporation and general control of all of its business subject to the ultimate authority of the Board, and shall be responsible for the execution of the policies of the Board with respect to such matters, except to the extent any such powers and duties have been prescribed to the Chairman of the Board pursuant to Section 6.1(a) above. In the absence (or inability or refusal to act) of the Chairman of the Board, any Chief Executive Officer (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The position of Chief Executive Officer and President may be held by the same person and may be held by more than one person.

(c) President. The President shall make recommendations to any Chief Executive Officer on all operational matters that would normally be reserved for the final executive responsibility of any Chief Executive Officer. In the absence (or inability or refusal to act) of the Chairman of the Board and a Chief Executive Officer, the President (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The President shall also perform such duties and have such powers as shall be designated by the Board. The position of President and Chief Executive Officer may be held by the same person.

(d) Vice Presidents. In the absence (or inability or refusal to act) of the President, the Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Board) shall perform the duties and have the powers of the President. Any one or more of the Vice Presidents may be given an additional designation of rank or function.

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(e) Secretary.

(i) The Secretary shall attend all meetings of the stockholders, the Board and (as required) committees of the Board and shall record the proceedings of such meetings in books to be kept for that purpose. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board and shall perform such other duties as may be prescribed by the Board, the Chairman of the Board, any Chief Executive Officer or President. The Secretary shall have custody of the corporate seal of the Corporation and the Secretary, or any Assistant Secretary, shall have authority to affix the same to any instrument requiring it, and when so affixed, it may be attested by his or her signature or by the signature of such Assistant Secretary. The Board may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing thereof by his or her signature.

(ii) The Secretary shall keep, or cause to be kept, at the principal executive office of the Corporation or at the office of the Corporation’s transfer agent or registrar, if one has been appointed, a stock ledger, or duplicate stock ledger, showing the names of the stockholders and their addresses, the number and classes of shares held by each and, with respect to certificated shares, the number and date of certificates issued for the same and the number and date of certificates cancelled.

(f) Assistant Secretaries. The Assistant Secretary or, if there be more than one, the Assistant Secretaries in the order determined by the Board shall, in the absence (or inability or refusal to act) of the Secretary, perform the duties and have the powers of the Secretary.

(g) Chief Financial Officer. The Chief Financial Officer shall perform all duties commonly incident to that office (including, without limitation, the care and custody of the funds and securities of the Corporation, which from time to time may come into the Chief Financial Officer’s hands and the deposit of the funds of the Corporation in such banks or trust companies as the Board, any Chief Executive Officer or the President may authorize).

(h) Treasurer. The Treasurer shall, in the absence (or inability or refusal to act) of the Chief Financial Officer, perform the duties and exercise the powers of the Chief Financial Officer.

Section 6.2. Term of Office; Removal; Vacancies. The elected officers of the Corporation shall be appointed by the Board and shall hold office until their successors are duly elected and qualified by the Board or until their earlier death, resignation, retirement, disqualification, or removal from office. Any officer may be removed, with or without cause, at any time by the Board. Any officer appointed by any Chief Executive Officer or President may also be removed, with or without cause, by any Chief Executive Officer or President, as the case may be, unless the Board otherwise provides. Any vacancy occurring in any elected office of the Corporation may be filled by the Board. Any vacancy occurring in any office appointed by any Chief Executive Officer or President may be filled by any Chief Executive Officer, or President, as the case may be, unless the Board then determines that such office shall thereupon be elected by the Board, in which case the Board shall elect such officer.

Section 6.3. Other Officers. The Board may delegate the power to appoint such other officers and agents, and may also remove such officers and agents or delegate the power to remove same, as it shall from time to time deem necessary or desirable.

Section 6.4. Multiple Officeholders; Stockholder and Director Officers. Any number of offices may be held by the same person unless the Certificate of Incorporation or these By Laws otherwise provide. Officers need not be stockholders or residents of the State of Delaware.

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ARTICLE VII

SHARES

Section 7.1. Certificated and Uncertificated Shares. The shares of the Corporation may be certificated or uncertificated, subject to the sole discretion of the Board and the requirements of the DGCL.

Section 7.2. Multiple Classes of Stock. If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the Corporation shall (a) cause the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights to be set forth in full or summarized on the face or back of any certificate that the Corporation issues to represent shares of such class or series of stock or (b) in the case of uncertificated shares, within a reasonable time after the issuance or transfer of such shares, send to the registered owner thereof a written notice containing the information required to be set forth on certificates as specified in clause (a) above; provided, however, that, except as otherwise provided by applicable law, in lieu of the foregoing requirements, there may be set forth on the face or back of such certificate or, in the case of uncertificated shares, on such written notice a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences or rights.

Section 7.3. Signatures. Each certificate representing capital stock of the Corporation shall be signed by or in the name of the Corporation by (a) the Chairman of the Board, any Chief Executive Officer, the President or a Vice President and (b) the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Corporation. Any or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar on the date of issue.

Section 7.4. Consideration and Payment for Shares.

(a) Subject to applicable law and the Certificate of Incorporation, shares of stock may be issued for such consideration, having in the case of shares with par value a value not less than the par value thereof, and to such persons, as determined from time to time by the Board. The consideration may consist of any tangible or intangible property or any benefit to the Corporation including cash, promissory notes, services performed, contracts for services to be performed or other securities, or any combination thereof.

(b) Subject to applicable law and the Certificate of Incorporation, shares may not be issued until the full amount of the consideration has been paid, unless upon the face or back of each certificate issued to represent any partly paid shares of capital stock or upon the books and records of the Corporation in the case of partly paid uncertificated shares, there shall have been set forth the total amount of the consideration to be paid therefor and the amount paid thereon up to and including the time said certificate representing certificated shares or said uncertificated shares are issued.

Section 7.5. Lost, Destroyed or Wrongfully Taken Certificates.

(a) If an owner of a certificate representing shares claims that such certificate has been lost, destroyed or wrongfully taken, the Corporation shall issue a new certificate representing such shares or such shares in uncertificated form if the owner: (i) requests such a new certificate before the Corporation has notice that the certificate representing such shares has been acquired by a protected purchaser; (ii) if requested by the Corporation, delivers to the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, wrongful taking or destruction of such

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certificate or the issuance of such new certificate or uncertificated shares; and (iii) satisfies other reasonable requirements imposed by the Corporation.

(b) If a certificate representing shares has been lost, apparently destroyed or wrongfully taken, and the owner fails to notify the Corporation of that fact within a reasonable time after the owner has notice of such loss, apparent destruction or wrongful taking and the Corporation registers a transfer of such shares before receiving notification, the owner shall be precluded from asserting against the Corporation any claim for registering such transfer or a claim to a new certificate representing such shares or such shares in uncertificated form.

Section 7.6. Transfer of Stock.

(a) If a certificate representing shares of the Corporation is presented to the Corporation with an endorsement requesting the registration of transfer of such shares or an instruction is presented to the Corporation requesting the registration of transfer of uncertificated shares, the Corporation shall register the transfer as requested if:

(i) in the case of certificated shares, the certificate representing such shares has been surrendered;

(ii) (A) with respect to certificated shares, the endorsement is made by the person specified by the certificate as entitled to such shares; (B) with respect to uncertificated shares, an instruction is made by the registered owner of such uncertificated shares; or (C) with respect to certificated shares or uncertificated shares, the endorsement or instruction is made by any other appropriate person or by an agent who has actual authority to act on behalf of the appropriate person;

(iii) the Corporation has received a guarantee of signature of the person signing such endorsement or instruction or such other reasonable assurance that the endorsement or instruction is genuine and authorized as the Corporation may request;

(iv) the transfer does not violate any restriction on transfer imposed by the Corporation that is enforceable in accordance with Section 7.8(a); and

(v) such other conditions for such transfer as shall be provided for under applicable law have been satisfied.

(b) Whenever any transfer of shares shall be made for collateral security and not absolutely, the Corporation shall so record such fact in the entry of transfer if, when the certificate for such shares is presented to the Corporation for transfer or, if such shares are uncertificated, when the instruction for registration of transfer thereof is presented to the Corporation, both the transferor and transferee request the Corporation to do so.

Section 7.7. Registered Stockholders. Before due presentment for registration of transfer of a certificate representing shares of the Corporation or of an instruction requesting registration of transfer of uncertificated shares, the Corporation may treat the registered owner as the person exclusively entitled to inspect for any proper purpose the stock ledger and the other books and records of the Corporation, vote such shares, receive dividends or notifications with respect to such shares and otherwise exercise all the rights and powers of the owner of such shares, except that a person who is the beneficial owner of such shares (if held in a voting trust or by a nominee on behalf of such person) may, upon providing documentary evidence of beneficial ownership of such shares and satisfying such other conditions as are provided under applicable law, may also so inspect the books and records of the Corporation.

Section 7.8. Effect of the Corporation’s Restriction on Transfer.

(a) A written restriction on the transfer or registration of transfer of shares of the Corporation or on the amount of shares of the Corporation that may be owned by any person or group of persons, if permitted by the

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DGCL and noted conspicuously on the certificate representing such shares or, in the case of uncertificated shares, contained in a notice, offering circular or prospectus sent by the Corporation to the registered owner of such shares within a reasonable time prior to or after the issuance or transfer of such shares, may be enforced against the holder of such shares or any successor or transferee of the holder including an executor, administrator, trustee, guardian or other fiduciary entrusted with like responsibility for the person or estate of the holder.

(b) A restriction imposed by the Corporation on the transfer or the registration of shares of the Corporation or on the amount of shares of the Corporation that may be owned by any person or group of persons, even if otherwise lawful, is ineffective against a person without actual knowledge of such restriction unless: (i) the shares are certificated and such restriction is noted conspicuously on the certificate; or (ii) the shares are uncertificated and such restriction was contained in a notice, offering circular or prospectus sent by the Corporation to the registered owner of such shares within a reasonable time prior to or after the issuance or transfer of such shares.

Section 7.9. Regulations. The Board shall have power and authority to make such additional rules and regulations, subject to any applicable requirement of law, as the Board may deem necessary and appropriate with respect to the issue, transfer or registration of transfer of shares of stock or certificates representing shares. The Board may appoint one or more transfer agents or registrars and may require for the validity thereof that certificates representing shares bear the signature of any transfer agent or registrar so appointed.

ARTICLE VIII

INDEMNIFICATION

Section 8.1. Right to Indemnification. To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (hereinafter an “Indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such Indemnitee in connection with such proceeding; provided, however, that, except as provided in Section 8.3 with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify an Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding (or part thereof) was authorized by the Board.

Section 8.2. Right to Advancement of Expenses. In addition to the right to indemnification conferred in Section 8.1, an Indemnitee shall also have the right to be paid by the Corporation to the fullest extent not prohibited by applicable law the expenses (including, without limitation, attorneys’ fees) incurred in defending or otherwise participating in any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the DGCL requires, an advancement of expenses incurred by an Indemnitee in his or her capacity as a director or officer of the Corporation (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon the Corporation’s receipt of an undertaking (hereinafter an “undertaking”), by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this Article VIII or otherwise.

Section 8.3. Right of Indemnitee to Bring Suit. If a claim under Section 8.1 or Section 8.2 is not paid in full by the Corporation within 60 days after a written claim therefor has been received by the Corporation, except

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in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall also be entitled to be paid the expense of prosecuting or defending such suit. In (a) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by an Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (b) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that, the Indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including a determination by its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, shall be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VIII or otherwise shall be on the Corporation.

Section 8.4. Non-Exclusivity of Rights. The rights provided to any Indemnitee pursuant to this Article VIII shall not be exclusive of any other right, which such Indemnitee may have or hereafter acquire under applicable law, the Certificate of Incorporation, these By Laws, an agreement, a vote of stockholders or disinterested directors, or otherwise.

Section 8.5. Insurance. The Corporation may maintain insurance, at its expense, to protect itself and/or any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Section 8.6. Indemnification of Other Persons. This Article VIII shall not limit the right of the Corporation to the extent and in the manner authorized or permitted by law to indemnify and to advance expenses to persons other than Indemnitees. Without limiting the foregoing, the Corporation may, to the extent authorized from time to time by the Board, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation and to any other person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent of the provisions of this Article VIII with respect to the indemnification and advancement of expenses of Indemnitees under this Article VIII.

Section 8.7. Amendments. Any repeal or amendment of this Article VIII by the Board or the stockholders of the Corporation or by changes in applicable law, or the adoption of any other provision of these By Laws inconsistent with this Article VIII, will, to the extent permitted by applicable law, be prospective only (except to the extent such amendment or change in applicable law permits the Corporation to provide broader indemnification rights to Indemnitees on a retroactive basis than permitted prior thereto), and will not in any way diminish or adversely affect any right or protection existing hereunder in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision; provided however, that amendments or repeals of this Article VIII shall require the affirmative vote of the stockholders holding at least 66.7% of the voting power of all outstanding shares of capital stock of the Corporation.

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Section 8.8. Certain Definitions. For purposes of this Article VIII, (a) references to “other enterprise” shall include any employee benefit plan; (b) references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; (c) references to “serving at the request of the Corporation” shall include any service that imposes duties on, or involves services by, a person with respect to any employee benefit plan, its participants, or beneficiaries; and (d) a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interest of the Corporation” for purposes of Section 145 of the DGCL.

Section 8.9. Contract Rights. The rights provided to Indemnitees pursuant to this Article VIII shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer, agent or employee and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators.

Section 8.10. Severability. If any provision or provisions of this Article VIII shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Article VIII shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Article VIII (including, without limitation, each such portion of this Article VIII containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

ARTICLE IX

MISCELLANEOUS

Section 9.1. Place of Meetings. If the place of any meeting of stockholders, the Board or committee of the Board for which notice is required under these By Laws is not designated in the notice of such meeting, such meeting shall be held at the principal business office of the Corporation; provided, however, if the Board has, in its sole discretion, determined that a meeting shall not be held at any place, but instead shall be held by means of remote communication pursuant to Section 9.5 hereof, then such meeting shall not be held at any place.

Section 9.2. Fixing Record Dates.

(a) In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the business day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the foregoing provisions of this Section 9.2(a) at the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record

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date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

Section 9.3. Means of Giving Notice. Notice to Directors. Whenever under applicable law, the Certificate of Incorporation or these By Laws notice is required to be given to any director, such notice shall be given either (i) in writing and sent by mail, or by a nationally recognized delivery service, (ii) by means of facsimile telecommunication or other form of electronic transmission, or (iii) by oral notice given personally or by telephone. A notice to a director will be deemed given as follows: (i) if given by hand delivery, orally, or by telephone, when actually received by the director, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation, (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation, (iv) if sent by facsimile telecommunication, when sent to the facsimile transmission number for such director appearing on the records of the Corporation, (v) if sent by electronic mail, when sent to the electronic mail address for such director appearing on the records of the Corporation, or (vi) if sent by any other form of electronic transmission, when sent to the address, location or number (as applicable) for such director appearing on the records of the Corporation.

(b) Notice to Stockholders. Whenever under applicable law, the Certificate of Incorporation or these By Laws notice is required to be given to any stockholder, such notice may be given (i) in writing and sent either by hand delivery, through the United States mail, or by a nationally recognized overnight delivery service for next day delivery, or (ii) by means of a form of electronic transmission consented to by the stockholder, to the extent permitted by, and subject to the conditions set forth in Section 232 of the DGCL. A notice to a stockholder shall be deemed given as follows: (i) if given by hand delivery, when actually received by the stockholder, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the stockholder at the stockholder’s address appearing on the stock ledger of the Corporation, (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the stockholder at the stockholder’s address appearing on the stock ledger of the Corporation, and (iv) if given by a form of electronic transmission consented to by the stockholder to whom the notice is given and otherwise meeting the requirements set forth above, (A) if by facsimile transmission, when directed to a number at which the stockholder has consented to receive notice, (B) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice, (C) if by a posting on an electronic network together with separate notice to the stockholder of such specified posting, upon the later of (1) such posting and (2) the giving of such separate notice, and (D) if by any other form of electronic transmission, when directed to the stockholder. A stockholder may revoke such stockholder’s consent to receiving notice by means of electronic communication by giving written notice of such revocation to the Corporation. Any such consent shall be deemed revoked if (1) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (2) such inability becomes known to the Secretary or an Assistant Secretary or to the Corporation’s transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

(c) Electronic Transmission. “Electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process, including but not limited to transmission by telex, facsimile telecommunication, electronic mail, telegram and cablegram.

(d) Notice to Stockholders Sharing Same Address. Without limiting the manner by which notice otherwise may be given effectively by the Corporation to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these By Laws shall be

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effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. A stockholder may revoke such stockholder’s consent by delivering written notice of such revocation to the Corporation. Any stockholder who fails to object in writing to the Corporation within 60 days of having been given written notice by the Corporation of its intention to send such a single written notice shall be deemed to have consented to receiving such single written notice.

(e) Exceptions to Notice Requirements. Whenever notice is required to be given, under the DGCL, the Certificate of Incorporation or these By Laws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting that shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

Whenever notice is required to be given by the Corporation, under any provision of the DGCL, the Certificate of Incorporation or these By Laws, to any stockholder to whom (1) notice of two consecutive annual meetings of stockholders and all notices of stockholder meetings or of the taking of action by written consent of stockholders without a meeting to such stockholder during the period between such two consecutive annual meetings, or (2) all, and at least two payments (if sent by first-class mail) of dividends or interest on securities during a 12-month period, have been mailed addressed to such stockholder at such stockholder’s address as shown on the records of the Corporation and have been returned undeliverable, the giving of such notice to such stockholder shall not be required. Any action or meeting that shall be taken or held without notice to such stockholder shall have the same force and effect as if such notice had been duly given. If any such stockholder shall deliver to the Corporation a written notice setting forth such stockholder’s then current address, the requirement that notice be given to such stockholder shall be reinstated. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to Section 230(b) of the DGCL. The exception in subsection (1) of the first sentence of this paragraph to the requirement that notice be given shall not be applicable to any notice returned as undeliverable if the notice was given by electronic transmission.

Section 9.4. Waiver of Notice. Whenever any notice is required to be given under applicable law, the Certificate of Incorporation, or these By Laws, a written waiver of such notice, signed by the person or persons entitled to said notice, or a waiver by electronic transmission by the person entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent to such required notice. All such waivers shall be kept with the books of the Corporation. Attendance at a meeting shall constitute a waiver of notice of such meeting, except where a person attends for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

Section 9.5. Meeting Attendance via Remote Communication Equipment.

(a) Stockholder Meetings. If authorized by the Board in its sole discretion, and subject to such guidelines and procedures as the Board may adopt, stockholders entitled to vote at such meeting and proxy holders not physically present at a meeting of stockholders may, by means of remote communication:

(i) participate in a meeting of stockholders; and

(ii) be deemed present in person and vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (A) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxy holder, (B) the Corporation shall

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implement reasonable measures to provide such stockholders and proxy holders a reasonable opportunity to participate in the meeting and, if entitled to vote, to vote on matters submitted to the applicable stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (C) if any stockholder or proxy holder votes or takes other action at the meeting by means of remote communication, a record of such votes or other action shall be maintained by the Corporation.

(b) Board Meetings. Unless otherwise restricted by applicable law, the Certificate of Incorporation or these By Laws, members of the Board or any committee thereof may participate in a meeting of the Board or any committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Such participation in a meeting shall constitute presence in person at the meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

Section 9.6. Dividends. The Board may from time to time declare, and the Corporation may pay, dividends (payable in cash, property or shares of the Corporation’s capital stock) on the Corporation’s outstanding shares of capital stock, subject to applicable law and the Certificate of Incorporation.

Section 9.7. Reserves. The Board may set apart out of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

Section 9.8. Contracts and Negotiable Instruments. Except as otherwise provided by applicable law, the Certificate of Incorporation or these By Laws, any contract, bond, deed, lease, mortgage or other instrument may be executed and delivered in the name and on behalf of the Corporation by such officer or officers or other employee or employees of the Corporation as the Board may from time to time authorize. Such authority may be general or confined to specific instances as the Board may determine. The Chairman of the Board, any Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer or any Vice President may execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation. Subject to any restrictions imposed by the Board, the Chairman of the Board , any Chief Executive Officer, President, the Chief Financial Officer, the Treasurer or any Vice President may delegate powers to execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation to other officers or employees of the Corporation under such person’s supervision and authority, it being understood, however, that any such delegation of power shall not relieve such officer of responsibility with respect to the exercise of such delegated power.

Section 9.9. Fiscal Year. The fiscal year of the Corporation shall be fixed by the Board.

Section 9.10. Seal. The Board may adopt a corporate seal, which shall be in such form as the Board determines. The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.

Section 9.11. Books and Records. The books and records of the Corporation may be kept within or outside the State of Delaware at such place or places as may from time to time be designated by the Board.

Section 9.12. Resignation. Any director, committee member or officer may resign by giving notice thereof in writing or by electronic transmission to the Chairman of the Board, any Chief Executive Officer, the President or the Secretary. The resignation shall take effect at the time it is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 9.13. Surety Bonds. Such officers, employees and agents of the Corporation (if any) as the Chairman of the Board, any Chief Executive Officer, President or the Board may direct, from time to time, shall be bonded for the faithful performance of their duties and for the restoration to the Corporation, in case of their

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death, resignation, retirement, disqualification or removal from office, of all books, papers, vouchers, money and other property of whatever kind in their possession or under their control belonging to the Corporation, in such amounts and by such surety companies as the Chairman of the Board, any Chief Executive Officer, President or the Board may determine. The premiums on such bonds shall be paid by the Corporation and the bonds so furnished shall be in the custody of the Secretary.

Section 9.14. Securities of Other Corporations. Powers of attorney, proxies, waivers of notice of meeting, consents in writing and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chairman of the Board, any Chief Executive Officer, President, any Vice President or any officers authorized by the Board. Any such officer, may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities, or to consent in writing, in the name of the Corporation as such holder, to any action by such corporation, and at any such meeting or with respect to any such consent shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed. The Board may from time to time confer like powers upon any other person or persons.

Section 9.15. Amendments. The Board shall have the power to adopt, amend, alter or repeal the By Laws. The affirmative vote of a majority of the Board shall be required to adopt, amend, alter or repeal the By Laws. The By Laws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by applicable law or the Certificate of Incorporation, the affirmative vote of the holders of at least two-thirds of the voting power (except as otherwise provided in Section 8.7) of all outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the By Laws.

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Annex D

Execution Version

SPONSOR AGREEMENT

This SPONSOR AGREEMENT (the “Sponsor Agreement”), dated as of November 13, 2022, is entered into by and among TLG Acquisition Founder LLC, a Delaware limited liability company (“Sponsor”), TLG Acquisition One Corp., a Delaware corporation (“Parent”), each of the undersigned Persons, each of whom is a member of Parent’s board of directors and/or management team or an Affiliate of Sponsor (each, a “Holder”), and Electriq Power, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, concurrently with the execution of this Sponsor Agreement, Parent, the Company, and Eagle Merger Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), are entering into that certain Merger Agreement, dated as of the date hereof (the “Merger Agreement”);

WHEREAS, each of Sponsor and the Holders has agreed to waive certain of its anti-dilution and conversion rights under the Parent Charter Documents;

WHEREAS, each of Sponsor and the Holders has agreed to support the Merger and vote in favor of the Necessary Stockholder Matters at any meeting held for voting on such proposals;

WHEREAS, each of Sponsor and the Holders has agreed to certain transfer restrictions with respect to the SPAC Founder Shares, including an amendment to the transfer restrictions set forth in the Inside Letter Agreement, subject to the terms and conditions specified herein;

WHEREAS, Sponsor has agreed to certain forfeiture obligations with respect to the SPAC Founder Shares, subject to the terms and conditions specified herein;

WHEREAS, each of Sponsor and the Holders has agreed to certain restrictions on the repayment of certain Parent Borrowings, subject to the terms and conditions specified herein; and

WHEREAS, as an inducement to Parent and the Company to enter into the Merger Agreement and to consummate the transactions contemplated herein, the parties hereto desire to agree to certain matters as set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	Certain Definitions.

(a)	“Insider Letter Agreement” means that certain Letter Agreement, dated January 27, 2021, between Sponsor, certain of the Holders and Parent.

(b)

“Permitted Transfer” means any Transfer (i) to any officers or directors of Parent, any Affiliates or family members of any of Parent’s officers or directors, any members of Sponsor, or any Affiliates of Sponsor; (ii) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family or an Affiliate of such individual, or to a charitable organization; (iii) in the case of an individual, by virtue of laws of

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descent and distribution upon death of such individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; (v) by virtue of the laws of the State of Delaware or Sponsor’s limited liability company agreement upon dissolution of Sponsor; or (vi) in the event of Parent’s liquidation, merger, capital stock exchange or other similar transaction which results in all of Parent’s stockholders having the right to exchange their shares of Parent Common Stock for cash, securities or other property subsequent to the Closing Date; provided, however, that in the case of clauses (i) through (iv), these permitted transferees must, as a condition precedent to such Transfer, execute a joinder to this Sponsor Agreement (in a form reasonably acceptable to Parent and, if prior to the Effective Time, the Company) agreeing to be bound by the Transfer restrictions herein, by the other provisions of Section 4 hereof by which the transferor had been bound, and by the other applicable provisions of this Sponsor Agreement, whether by the terms of this Sponsor Agreement or by such a joinder. In addition, “Permitted Transfer” shall include any Transfer of Parent Warrants to a service provider of Parent pursuant to a letter agreement entered into prior to the date hereof in accordance with clause (e) of Section 7(b) of the Insider Letter Agreement.

(c)

“SPAC Founder Shares” means the 9,976,812 shares of Parent Class F Common Stock owned beneficially and of record by Sponsor and the Holders as of the date hereof (and includes any shares of Parent Class A Common Stock issuable upon conversion of such shares).

(d)	“Sponsor Fund” means TLG Fund I, LP, a Delaware limited partnership and any Affiliate of Sponsor.

(e)	“Trading Day” means a day on which the New York Stock Exchange is open for trading.

(f)

“Transfer” means the (i) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder with respect to, any security, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).

(g)

“VWAP” means, as of any Trading Day, the volume weighted average price per share of Parent Class A Common Stock, or any successor security thereto on the New York Stock Exchange (as reported by Bloomberg L.P. (or its successor) or if not available, by Dow Jones & Company Inc.).

(h)	Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

2.

Sponsor Support. At the Special Meeting or any other duly called meeting of the stockholders of Parent, however called, or at any postponement or adjournment thereof, and in any action by written consent of the stockholders of Parent requested by Parent’s board of directors or undertaken as contemplated by the Merger Agreement, Sponsor and each Holder shall (a) if a meeting is held, appear at each such meeting in person or by proxy or otherwise cause all of its Parent Common Stock to be counted as present thereat for purposes of calculating a quorum and (b) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its Parent Common Stock:

(a)	in favor of each Parent Stockholder Matter;

(b)

against any business combination, merger agreement or merger (other than the Merger Agreement, the Merger and proposed Transactions), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Parent, including any proposal for any of the foregoing (other than the Parent Stockholder Matters);

(c)

against any proposal that would result in a change in the business, management or Board of Directors of Parent (other than in connection with any Parent Stockholder Matter as contemplated by the Merger Agreement); and

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(d)

against any proposal, action or agreement that would (A) impede, frustrate, prevent or nullify any provision of this Sponsor Agreement, the Merger Agreement or Merger, (ii) result in a material breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Parent or the Merger Sub under the Merger Agreement, (iii) result in any of the conditions set forth in Article VI of the Merger Agreement not being fulfilled or (iv) change in any manner the dividend policy or capitalization of, including the voting or other rights of any class of capital stock, Parent (other than in connection with any Parent Stockholder Matters).

None of Sponsor or any Holder shall enter into any commitment, agreement, understanding, or similar arrangement to vote or give voting instructions or express consent or dissent in writing in any manner inconsistent with the terms of this Section 2.

3.

Waiver. Immediately prior to, and conditioned upon, the Effective Time, Sponsor and each Holder shall, automatically and without any further action by Sponsor, any Holder or Parent (for each of themselves and respective successors, heirs and assigns), irrevocably and unconditionally waive its respective rights under the anti-dilution and conversion provisions of Section 4.3(b)(ii) of the Amended and Restated Certificate of Incorporation of Parent, dated January 27, 2021, as amended (the “Parent Charter”), with respect to each share of Parent Class F Common Stock held by Sponsor or such Holder as of the date hereof, and such shall, automatically and without any further action by Sponsor or any Holder, be converted to and exchanged for Parent Class A Common Stock on a one-for-one basis as provided in Section 4.3(b)(i) of the Parent Charter at the Effective Time.

4.	Lock-Up; Notice of Certain Transfers.

(a)

Sponsor hereby agrees that, notwithstanding anything to the contrary in the Insider Letter Agreement or otherwise, and except in each case for Permitted Transfers (which shall not be prohibited or otherwise restricted by this Section 4), following the Effective Time:

(i)

with respect to 500,000 SPAC Founder Shares in the aggregate, it shall not Transfer such SPAC Founder Shares until the earliest to occur of (x) the date that is 5 years after the Closing Date, (y) such time as the VWAP of the Parent Class A Common Stock equals or exceeds $12.50 per share (adjusted for any stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 Trading Days within any 30-Trading Day period commencing after the Closing Date, and (z) the date on which Parent (or its successor) completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Parent’s (or its successor’s) stockholders having the right to exchange their Parent Class A Common Stock for cash, securities or other property;

(ii)

with respect to 500,000 SPAC Founder Shares in the aggregate, it shall not Transfer such SPAC Founder Shares until the earliest to occur of (x) the date that is 5 years after the Closing Date, (y) such time as the VWAP of the Parent Class A Common Stock equals or exceeds $15.00 per share (adjusted for any stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 Trading Days within any 30-Trading Day period commencing after the Closing Date, and (z) the date on which Parent (or its successor) completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Parent’s (or its successor’s) stockholders having the right to exchange their Parent Class A Common Stock for cash, securities or other property and

(iii)

with respect to all the SPAC Founder Shares, including those described in clauses (i) and (ii) above, beneficially owned by the Sponsor immediately following the Closing (including the SPAC Founder Shares in clauses (i) and (ii) above, it shall not Transfer such SPAC Founder Shares until the date that is 6 months after the Closing Date; provided that (x) 10% of such SPAC Founder Shares shall be released from such restriction at such time as the VWAP of the Parent Class A Common Stock equals or exceeds $12.50 per share (adjusted for any stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 Trading Days within any

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30-Trading Day period commencing after the Closing Date, (y) an additional 10% of such SPAC Founder Shares shall be released from such restriction at such time as the VWAP of the Parent Class A Common Stock equals or exceeds $15.00 per share (adjusted for any stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 Trading Days within any 30-Trading Day period commencing after the Closing Date, and (z) all of such SPAC Founder Shares shall be released from such restriction on the date on which Parent (or its successor) completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Parent’s (or its successor’s) stockholders having the right to exchange their Parent Class A Common Stock for cash, securities or other property.

(b)

Holders hereby agrees that, notwithstanding anything to the contrary in the Insider Letter Agreement or otherwise, and except in each case for Permitted Transfers (which shall not be prohibited or otherwise restricted by this Section 4), following the Effective Time with respect to all remaining SPAC Founder Shares beneficially owned by the Holders immediately following the Closing, Holders shall not Transfer such SPAC Founder Shares until the date that is 6 months after the Closing Date; provided that (i) 10% of such SPAC Founder Shares shall be released from such restriction at such time as the VWAP of the Parent Class A Common Stock equals or exceeds $12.50 per share (adjusted for any stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 Trading Days within any 30-Trading Day period commencing after the Closing Date, (ii) an additional 10% of such SPAC Founder Shares shall be released from such restriction at such time as the VWAP of the Parent Class A Common Stock equals or exceeds $15.00 per share (adjusted for any stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 Trading Days within any 30-Trading Day period commencing after the Closing Date, and (iii) all of such SPAC Founder Shares shall be released from such restriction on the date on which Parent (or its successor) completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Parent’s (or its successor’s) stockholders having the right to exchange their Parent Class A Common Stock for cash, securities or other property.

(c)

Notwithstanding anything to the contrary herein and for the avoidance of doubt, each of the aggregate shares of Parent Class A Common Stock subject to the restrictions set forth in each of Sections 4(a)(i) and (ii) shall be separate and distinct from one another, such that an aggregate of 1,000,000 shares of Parent Class A Common Stock are subject to the restrictions set forth in such Sections.

(d)	Section 7 of the Insider Letter Agreement shall be deemed amended as of the Effective Time as applicable to reflect the provisions of the foregoing Section 4(a) and (b) as to the SPAC Founder Shares.

(e)

Stop transfer orders shall be placed against the SPAC Founder Shares, and each certificate or book entry position statement evidencing any SPAC Founder Shares shall be stamped or otherwise imprinted with a legend, in each case appropriately reflecting the terms of this Section 4.

(f)

For the avoidance of doubt, as to all SPAC Founder Shares that remain subject to lock-up under Section 4, Sponsor and each Holder shall retain all of their respective other rights as a stockholder of Parent, including the right to vote and to participate in any dividend or distribution on shares of Parent Class A Common Stock. The restrictions set forth in Section 4 shall not apply to any shares of Parent Common Stock or other securities of Parent acquired by Sponsor or any Holder in open market transactions or in any public or private capital raising transactions of Parent or otherwise to any Parent Common Stock (or other securities of Parent) other than the SPAC Founder Shares.

(g)

Notwithstanding anything to the contrary in this Sponsor Agreement, if Parent waives, releases, terminates, shortens, or otherwise amends or modifies any lock-up restrictions contained in an agreement between Parent and/or the Company and a holder of Parent Class A Common Stock (an “Other Lock-Up Holder” and any such action, except in respect to a number of shares of Parent Class A Common Stock that is not more than 0.1% of the total outstanding shares of Parent Common Stock at such time held by persons that, individually, hold less than one percent of the outstanding

Annex D-4

shares of Parent Common Stock, a “Release”), then the Release shall apply pro rata and on the same terms to the lock-up of SPAC Founder Shares pursuant to Sections 4(a)(iii) and (b) hereunder and the provisions of Sections 4(a)(iii) and (b) shall be deemed immediately and automatically waived, released, terminated, shortened, amended or modified, as the case may be, without further action of the parties. Notwithstanding the foregoing, the provisions of Sections 4(a)(iii) and (b) shall not be deemed waived, released, terminated, shortened, amended or modified if any such waiver, release, termination, shortening, amendment or modification also includes terms that would further obligate or are otherwise adverse to an Other Lock-Up Holder; provided, however, that in any such circumstances Sponsor and Sponsor Fund and the Holders shall be granted equal opportunity to participate in such Release on equal terms to the parties thereto prior to the effectiveness thereof. Prior to any Release, Parent will provide reasonable advance written notice (in no case less than five (5) Business Days) to Sponsor indicating that Parent plans to take a specified action with respect to the Release and setting forth the terms of any such Release.

5.

Sponsor Promote Adjustment. In connection with the extension of the deadline for Parent to complete its business combination, the Sponsor agrees that it shall forfeit and cancel, without any further action by Sponsor or any other Person or any further consideration therefor, 5,000,000 SPAC Founder Shares.

6.

Working Capital Loan. Without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), Sponsor hereby agrees that it shall convert $1,500,000 of the Parent Borrowings under that certain Promissory Note, dated May 25, 2021, entered into by and between Parent and Sponsor (the “Working Capital Loan”), into warrants of Parent. Sponsor hereby agrees that any additional outstanding Parent Borrowings under the Working Capital Loan shall be repaid in cash by Parent.

7.	Sponsor Representations and Warranties. Sponsor hereby represents and warrants to Parent, Holders and the Company that, as of the date hereof as follows

(a)

Ownership. Sponsor is the record and “beneficial owner” (within the meaning of Rule 13d under the Exchange Act) of, and has good title to, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of, the SPAC Founder Shares set forth opposite its name on Exhibit A hereto, other than transfer restrictions under the Securities Act, Liens or any other limitation or restriction pursuant to (i) this Sponsor Agreement, (ii) the Parent Charter, (iii) the Merger Agreement, (iv) the Insider Letter, and (E) applicable securities laws;

(b)	Organization. Sponsor is duly organized, validly existing and in good standing under the laws of Delaware; and

(c)

Due Authorization. (i) Sponsor has all requisite power and authority to execute and deliver this Sponsor Agreement and to consummate the transactions contemplated hereby and to perform all of its obligations hereunder, (ii) the execution and delivery of this Sponsor Agreement has been, and the consummation of the transactions contemplated hereby have been, duly authorized by all requisite action by Sponsor, and (iii) this Sponsor Agreement has been duly and validly executed and delivered by Sponsor and, assuming this Sponsor Agreement has been duly authorized, executed and delivered by the other parties hereto, this Sponsor Agreement constitutes a legal, valid and binding obligation of Sponsor enforceable against it in accordance with its terms.

(d)

No Conflicts. The execution and delivery of this Sponsor Agreement by Sponsor does not, and the performance by Sponsor of his, her or its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of Sponsor or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon Sponsor or Sponsor’s SPAC Founder Shares), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by Sponsor of its obligations under this Sponsor Agreement.

(e)

Litigation. There are no Actions pending against Sponsor, or to the knowledge of Sponsor threatened against Sponsor, before (or, in the case of threatened Action, that would be before) any arbitrator or

Annex D-5

any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by Sponsor of its obligations under this Sponsor Agreement.

(f)

Brokerage Fees. Except as described on Schedule 3.19 of the Parent Schedule, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by Sponsor, for which Parent or any of its Affiliates may become liable.

(g)

Affiliate Arrangements. Except as set forth on Schedule 3.16 of the Parent Schedule or otherwise disclosed in Parent SEC Reports, neither Sponsor nor any of the present or former directors, officers, employees, stockholders or Affiliates of Sponsor (or an immediate family member of any of the foregoing) is party to, or has any material rights with respect to or arising from, any material Contract with Parent that will continue in effect following the Closing.

(h)

Acknowledgment. Sponsor understands and acknowledges that each of Parent and the Company is entering into the Merger Agreement in reliance upon Sponsor’s execution, delivery, and performance of this Sponsor Agreement

8.

Holder Representations and Warranties. Each Holder, severally and not jointly, hereby represents and warrants as of the date hereof that (a) such Holder is the beneficial and record owner of the SPAC Founder Shares set forth opposite such Holder’s name on Exhibit A hereto, (b) has all requisite power and authority to execute and deliver this Sponsor Agreement and to consummate the transactions contemplated hereby and to perform all of such Holder’s obligations hereunder, (c) this Sponsor Agreement has been duly and validly executed and delivered by such Holder and, assuming this Sponsor Agreement has been duly authorized, executed and delivered by the other parties hereto, this Sponsor Agreement constitutes a legal, valid and binding obligation of Such Holder enforceable against it in accordance with its terms and (d) such Holder understands and acknowledges that each of Parent and the Company is entering into the Merger Agreement in reliance upon such Holder’s execution, delivery, and performance of this Sponsor Agreement.

9.

Entire Agreement. This Sponsor Agreement constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Sponsor Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto (including, as to any change, amendment or waiver sought prior to the Effective Time, the Company).

10.

Successors and Assigns. No party hereto may assign either this Sponsor Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties (including, with respect to any assignment prior to the Effective Time, the Company). Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Sponsor Agreement shall be binding on Sponsor and each Holder and their respective successors, heirs and assigns and permitted transferees; provided, that any such permitted transferees execute a joinder to this Sponsor Agreement in the form reasonably acceptable to Parent.

11.

Third Party Beneficiaries. Nothing in this Sponsor Agreement shall be construed to confer upon, or give to, any person or corporation other than the parties hereto any right, remedy or claim under or by reason of this Sponsor Agreement or of any covenant, condition, stipulation, promise or agreement hereof. All covenants, conditions, stipulations, promises and agreements contained in this Sponsor Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors, heirs, personal representatives and assigns and permitted transferees.

12.

Counterparts. This Sponsor Agreement may be executed in any number of original or electronically delivered counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

Annex D-6

13.

Notices. Any notice, consent or request to be given in connection with any of the terms or provisions of this Sponsor Agreement shall be in writing and shall be sent by express mail or similar private courier service, by certified mail (return receipt requested), by hand delivery or e-mail. Such communications, to be valid, must be addressed as follows:

If to Parent (prior to the Closing), Sponsor or any Holder:

c/o TLG Acquisition Founder LLC 515 North Flagler Drive, Suite 520 West Palm Beach, FL 33401 Attention: John Michael Lawrie, Chief Executive Officer E-mail: mikelawrie@tlgholding.com with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP 811 Main Street, Suite 3000
Houston, TX 77002-6117
Attention:	Gerald M. Spedale
Chris Trester
Email:	gspedale@gibsondunn.com
ctrester@gibsondunn.com

If to Company or, after the Closing, Parent:

625 N. Flagler Drive
West Palm Beach, Florida 33401
Attention: Legal Department
Email: Jim.vanhoof@electriqpower.com
Phone Number: 860-996-2411

with a copy (which shall not constitute notice) to:

Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attention:	David Landau
Anthony Ain
Email:	dlandau@egsllp.com
aain@egsllp.com

14.

Termination. This Sponsor Agreement shall automatically terminate, and have no further force and effect upon the termination of the Merger Agreement in accordance with its terms prior to the Effective Time.

15.

Specific Performance. The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Sponsor Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Sponsor Agreement and to enforce specifically the terms and provisions of this Sponsor Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity.

16.

Amendment. This Sponsor Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by each of the parties hereto (including, as to any amendment, change, supplement, waiver, modification or termination sought to be effected prior to the Effective Time, the Company).

Annex D-7

17.

Severability. This Sponsor Agreement shall be deemed severable, and the invalidity or unenforceability by any court of competent jurisdiction, of any term or provision hereof shall not affect the validity or enforceability of this Sponsor Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Sponsor Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

18.

Governing Law. This Sponsor Agreement, the rights of the parties hereunder, and all Actions arising in whole or in part under or in connection herewith, shall be governed by and construed in accordance with the internal Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware. The parties hereto expressly incorporate by reference Section 8.8 (Jurisdiction; Venue; Service of Process; Waiver of Jury Trial) of the Merger Agreement to apply to this Agreement mutatis mutandis, with references to the Merger Agreement therein deemed to reference this Agreement and references to the “Parties” thereunder deemed to reference the parties hereto.

19.

Further Assurances. Each of the parties hereto shall execute and deliver, or cause to be delivered, such additional documents, and take, or cause to be taken, all such further actions and do, or cause to be done, all things reasonably necessary (including under applicable Law), in each case as reasonably requested by Parent, the Holders or the Company, to effect the transactions contemplated by this Sponsor Agreement on the terms and subject to the conditions set forth herein.

Signature pages follow.

Annex D-8

IN WITNESS WHEREOF, the parties hereto have executed this Sponsor Agreement as of the date first written above.

TLG ACQUISITION ONE CORP.

By:	/s/ John Michael Lawrie

Name:	John Michael Lawrie
Title:	Chief Executive Officer

[Signature Page to Sponsor Agreement]

Annex D-9

ELECTRIQ POWER, INC.

By:	/s/ Frank Magnotti

Name:	Frank Magnotti
Title:	Chief Executive Officer

[Signature Page to Sponsor Agreement]

Annex D-10

TLG ACQUISITION FOUNDER LLC

By:	/s/ John Michael Lawrie

Name:	John Michael Lawrie
Title:	Manager

TLG FUND I, LP

By:	TLG Fund I GP, LLC, its General Partner

By:	/s/ John Michael Lawrie

Name:	John Michael Lawrie
Title:	Chief Executive Officer

[Signature Page to Sponsor Agreement]

Annex D-11

/s/ John Michael Lawrie
John Michael Lawrie

/s/ David Johnson
David Johnson

/s/ Kristin Muhlner
Kristin Muhlner

/s/ Edward Ho
Edward Ho

/s/ Zainabu Oke
Zainabu Oke

/s/ Jonathan Morris
Jonathan Morris

[Signature Page to Sponsor Agreement]

Annex D-12

Exhibit A

Stockholder	Shares of Parent Class F Common Stock (i.e., SPAC Founder Shares)
TLG Acquisition Founder LLC	9,360,869
TLG Fund I, LP	500,000
John Michael Lawrie[1]	—
David Johnson	—
Jonathan Morris	—
Kristin Muhlner	46,377
Hilliard C. Terry III	46,377
Edward Ho	23,189

Total	9,976,812

[1]	John Michael Lawrie does not own of record any SPAC Founder Shares but may be deemed to beneficially own all SPAC Founder Shares owned of record by Sponsor and Sponsor Fund.

Annex D-13

Annex D-1

Execution Version

FIRST AMENDMENT TO SPONSOR AGREEMENT

This FIRST AMENDMENT TO SPONSOR AGREEMENT (this “Amendment”) is made and entered into as of June 8, 2023, by and among TLG Acquisition Founder LLC, a Delaware limited liability company (“Sponsor”), TLG Acquisition One Corp., a Delaware corporation (“Parent”), each of the undersigned Persons, each of whom is a member of Parent’s board of directors and/or management team or an Affiliate of Sponsor (each, a “Holder”), and Electriq Power, Inc., a Delaware corporation (the “Company”). Sponsor, Parent, the Company and each Holder are sometimes referred to individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, the Parties entered into that certain Sponsor Agreement, dated as of November 13, 2022 (the “Agreement”);

WHEREAS, Section 16 of the Agreement provides that the Agreement may be amended, changed, supplemented, waived or otherwise modified or terminated only upon the execution and delivery of a written agreement executed by each of the Parties thereto;

WHEREAS, this Amendment is being entered into in connection with the third amendment to the merger agreement by and among Parent, the Company, and Electriq Power Merger Corp., a Delaware corporation and wholly owned subsidiary of Parent, dated as of November 13, 2022 (as amended from time to time, the “Merger Agreement”) for the proposed business combination between Parent and Company; and

WHEREAS, the Parties wish to make certain amendments to the Agreement as set forth in this Amendment.

AGREEMENT

NOW THEREFORE, in consideration of the premises and mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the Parties agree as follows:

Section 1.1 Definitions. Except as otherwise indicated, capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Agreement.

Section 1.2 Amendments.

(a) Section 1(c) of the Agreement is hereby deleted in its entirety and replaced with the following:

““SPAC Founder Shares” means the 4,976,812 shares of Parent Class F Common Stock owned beneficially and of record by Sponsor and the Holders as of the date hereof (and includes any shares of Parent Class A Common Stock issuable upon conversion of such shares).”

(b) Section 4(a) of the Agreement is hereby deleted in its entirety and replaced with the following:

“Sponsor hereby agrees that, notwithstanding anything to the contrary in the Insider Letter Agreement or otherwise, and except in each case for Permitted Transfers (which shall not be prohibited or otherwise restricted

Annex D-1-1

by this Section 4), following the Effective Time: with respect to all the SPAC Founder Shares beneficially owned by the Sponsor immediately following the Closing, it shall not Transfer such SPAC Founder Shares until the date that is one year after the Closing Date; provided that (x) 10% of such SPAC Founder Shares shall be released from such restriction at such time as the VWAP of the Parent Class A Common Stock equals or exceeds $12.50 per share (adjusted for any stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 Trading Days within any 30-Trading Day period commencing after the Closing Date, (y) an additional 10% of such SPAC Founder Shares shall be released from such restriction at such time as the VWAP of the Parent Class A Common Stock equals or exceeds $15.00 per share (adjusted for any stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 Trading Days within any 30-Trading Day period commencing after the Closing Date, and (z) all of such SPAC Founder Shares shall be released from such restriction on the date on which Parent (or its successor) completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Parent’s (or its successor’s) stockholders having the right to exchange their Parent Class A Common Stock for cash, securities or other property.”

(c) Section 4(b) of the Agreement is hereby deleted in its entirety and replaced with the following:

“Holders hereby agrees that, notwithstanding anything to the contrary in the Insider Letter Agreement or otherwise, and except in each case for Permitted Transfers (which shall not be prohibited or otherwise restricted by this Section 4), following the Effective Time with respect to all remaining SPAC Founder Shares beneficially owned by the Holders immediately following the Closing, Holders shall not Transfer such SPAC Founder Shares until the date that is one year after the Closing Date; provided that (i) 10% of such SPAC Founder Shares shall be released from such restriction at such time as the VWAP of the Parent Class A Common Stock equals or exceeds $12.50 per share (adjusted for any stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 Trading Days within any 30-Trading Day period commencing after the Closing Date, (ii) an additional 10% of such SPAC Founder Shares shall be released from such restriction at such time as the VWAP of the Parent Class A Common Stock equals or exceeds $15.00 per share (adjusted for any stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 Trading Days within any 30-Trading Day period commencing after the Closing Date, and (iii) all of such SPAC Founder Shares shall be released from such restriction on the date on which Parent (or its successor) completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Parent’s (or its successor’s) stockholders having the right to exchange their Parent Class A Common Stock for cash, securities or other property.”

(d) Section 4(c) of the Agreement is hereby deleted in its entirety and replaced with “RESERVED.”

(e) Section 5 of the Agreement is hereby deleted in its entirety and replaced with the following:

“Sponsor Promote Relinquishment; Relinquishment of Private Placement Warrants. In connection with the extension of the deadline for Parent to complete its business combination in December 2022, the Sponsor forfeited and cancelled, without any further action by Sponsor or any other Person or any further consideration therefor, 5,000,000 SPAC Founder Shares. As part of the negotiation of the third amendment to the Merger Agreement, the Sponsor agrees that at the Closing Date it shall relinquish and cancel, without any further action by Sponsor or any other Person or any further consideration therefor, (a) 3,270,652 SPAC Founder Shares and (b) 4,666,667 private placement warrants that were issued and sold by Parent to Sponsor simultaneously with Parent’s initial public offer at a price of $1.50 per warrant, pursuant to that certain Private Placement Warrants Purchase Agreement, dated as of January 27, 2021, by and between Parent and Sponsor.”

(f) Section 6 of the Agreement is hereby deleted in its entirety and replaced with the following:

“Working Capital Loan Amount. Without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), Sponsor hereby agrees that it shall convert all Parent Borrowings under that certain Second Amended and Restated Promissory Note, dated September 29, 2022, issued by Parent to Sponsor (as may be further amended, modified and/or supplemented from time to time, the

Annex D-1-2

“Promissory Note”), outstanding at the Closing (the “Working Capital Loan Amount”) into (i) an amount of shares of Parent Class A Common Stock equal to the quotient of (a) the Working Capital Loan Amount less $1,500,000 divided by (b) $10.00, plus (ii) an amount of shares of Parent Cumulative Preferred Stock equal to (x) the Working Capital Loan Amount less $1,500,000 divided by (y) $20.00. Notwithstanding the foregoing, an amount equal to $1,500,000 of the Working Capital Loan Amount shall be converted into that number of warrants to purchase a number of shares of Parent Common Stock at the Closing in accordance with the Promissory Note.”

(g) Exhibit A of the Agreement is hereby deleted in its entirety and replaced with the following:

Stockholder	Shares of Parent Class F Common Stock (i.e., SPAC Founder Shares)
TLG Acquisition Founder LLC	4,360,869
TLG Fund I, LP	500,000
John Michael Lawrie[1]	—
David Johnson	—
Jonathan Morris	—
Kristin Muhlner	46,377
Edward Ho	46,377
Zainabu Oke	23,189

Total	4,976,812

[1]	John Michael Lawrie does not own of record any SPAC Founder Shares but may be deemed to beneficially own all SPAC Founder Shares owned of record by Sponsor and Sponsor Fund.

Section 1.3 No Other Amendments. The Parties agree that all other provisions of the Agreement shall, subject to the amendments expressly set forth in Section 1.2 of this Amendment, continue unmodified, in full force and effect and constitute legal and binding obligations of the Parties in accordance with their terms. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Agreement or any of the documents referred to therein. This Amendment forms an integral and inseparable part of the Agreement.

Section 1.4 References. Each reference to “this Agreement,” “hereof,” “herein,” “hereunder,” “hereby” and each other similar reference contained in the Agreement shall, effective from the date of this Amendment, refer to the Agreement as amended by this Amendment. Notwithstanding the foregoing, references to the date of the Agreement and references in the Agreement, as amended hereby, to “the date hereof,” “the date of this Agreement” and other similar references shall in all instances continue to refer to November 13, 2022, and references to the date of this Amendment and “as of the date of this Amendment” shall refer to June 8, 2023.

Section 1.5 Effect of Amendment. This Amendment shall form a part of the Agreement for all purposes, and each Party thereto and hereto shall be bound hereby. This Amendment shall be deemed to be in full force and effect from and after the execution of this Amendment by the Parties.

Section 1.6 Incorporation by Reference. Each of the provisions under Section 12 (Counterparts) and Section 18 (Governing Law) of the Agreement shall be incorporated into this Amendment by reference as if set out in full herein, mutatis mutandis.

Section 1.7 Further Assurances. Each Party shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such Party’s obligations hereunder, necessary to effectuate the transactions and matters contemplated by this Amendment.

[Remainder of Page Left Intentionally Blank; Signature Page Follows]

Annex D-1-3

IN WITNESS WHEREOF, each of the undersigned has executed this Amendment as of the date first written above.

TLG ACQUISITION ONE CORP.

By:	/s/ John Michael Lawrie
Name:	John Michael Lawrie
Title:	Chief Executive Officer

Annex D-1-4

ELECTRIQ POWER, INC.

By:	/s/ Frank Magnotti
Name:	Frank Magnotti
Title:	Chief Executive Officer

Annex D-1-5

TLG ACQUISITION FOUNDER LLC

By:	/s/ John Michael Lawrie
Name:	John Michael Lawrie
Title:	Manager

TLG FUND I, LP

By: TLG Fund I GP, LLC, its General Partner

By:	/s/ John Michael Lawrie
Name:	John Michael Lawrie
Title:	Chief Executive Officer

Annex D-1-6

/s/ John Michael Lawrie
John Michael Lawrie

/s/ David Johnson
David Johnson

/s/ Kristin Muhlner
Kristin Muhlner

/s/ Edward Ho
Edward Ho

/s/ Zainabu Oke
Zainabu Oke

/s/ Jonathan Morris
Jonathan Morris

Annex D-1-7

Annex E

FORM OF SUPPORT AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”) is entered into as of November 13, 2022, by and among TLG Acquisition One Corp., a Delaware corporation (“Parent”), Electriq Power, Inc., a Delaware corporation (the “Company”) and the undersigned stockholder of the Company (the “Stockholder”). Each of Parent, the Company and the Stockholder are sometimes referred to herein individually as a “Party” and collectively as the “Parties.” Capitalized terms used but not otherwise defined in this Agreement shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, Parent, Eagle Merger Corp., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and Company, propose to enter into, simultaneously herewith, a Merger Agreement (the “Merger Agreement”), a copy of which has been made available to the Stockholder, which provides, among other things, that, upon the terms and subject to the conditions thereof, (a) Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent and (b) each share of Company Capital Stock that is issued and outstanding immediately prior to the Effective Time (including the Subject Shares (as defined below)) will be converted into the right to receive a portion of the Cash Consideration and Stock Consideration, in each case, on the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, as of the date hereof, the Stockholder is the sole record owner and sole beneficial (as such term is defined in Rule 13d-3 under the Exchange Act, which meaning shall apply for all purposes of this Agreement whenever the term “beneficial” or “beneficially” is used) owner, and has full voting power over (a) the number of shares of Common Stock of the Company, par value $0.0001 per share (“Company Common Stock”), set forth on Schedule A next to the heading “Company Common Stock,” (b) the number of shares of Seed Preferred of the Company, par value $0.001 per share (“Company Seed Preferred Stock”), set forth on Schedule A next to the heading “Company Seed Preferred Stock”, (c) the number of shares of Seed-1 Preferred of the Company, par value $0.0001 per share (“Company Seed-1 Preferred Stock”), set forth on Schedule A next to the heading “Company Seed-1 Preferred Stock”, and (d) the number of shares of Seed-2 Preferred of the Company, par value $0.0001 per share (“Company Seed-2 Preferred Stock”, and with the Company Seed Preferred Stock and Company Seed-1 Preferred Stock, the “Company Preferred Stock”, and collectively the Company Common Stock and Company Preferred Stock, the “Company Capital Stock”), set forth on Schedule A next to the column heading “Company Seed-2 Preferred Stock” (all such shares of Company Common Stock specified on Schedule A next to the heading “Company Common Stock” shall be referred to herein as the Stockholder’s “Subject Common Shares”, all such shares of Company Preferred Stock specified on Schedule A next to the headings “Company Seed Preferred Stock,” “Company Seed-1 Preferred Stock” and “Company Seed-2 Preferred Stock” shall be referred to herein as the Stockholder’s “Subject Preferred Shares,” and the Stockholder’s Subject Common Shares and Subject Preferred Shares and any other shares of Company Common Stock or Company Preferred Stock the Stockholder may hereafter acquire prior to the termination of this Agreement pursuant to Section 5(b) shall be referred to herein collectively as the Stockholder’s “Subject Shares”); and

WHEREAS, as a condition to Parent’s willingness to enter into the Merger Agreement, and as an inducement and in consideration for Parent to enter into the Merger Agreement, the Stockholder has agreed to enter into this Agreement.

Annex E-1

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

AGREEMENT

1.    Agreement to Vote Subject Shares.

(a)    The Stockholder hereby irrevocably and unconditionally agrees that, as promptly as practicable and in any event not later than two (2) Business Days after the Form S-4 is declared effective by the SEC, that the Stockholder shall validly execute and deliver (or cause to be validly executed and delivered) to Parent and the Company in accordance with all applicable procedures a written consent in the form attached hereto as Exhibit A (the “Written Consent”) voting all of the Subject Shares in favor of the adoption of the Merger Agreement and the approval of all related documentation and other action in support of the transactions contemplated by the Merger Agreement, including the Company Preferred Stock Conversion.

(b)    The Stockholder covenants and agrees that, until the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms, the Stockholder will at any meeting of the stockholders of the Company (and at any adjournment or postponement thereof), however called, and in any written actions by consent of the stockholders of the Company (whenever presented), cause the Subject Shares to be voted (including via proxy) (i) in favor of the Merger and the transactions contemplated by the Merger Agreement, including the Company Preferred Stock Conversion, (ii) in favor of any proposal to adjourn a meeting of the stockholders at which there is a proposal to adopt the Merger Agreement if there are not sufficient votes to adopt the proposals described in clause (i) above or if there are not sufficient shares of Company Common Stock and Company Preferred Stock present in person or represented by proxy to constitute a quorum, (iii) against any Competing Company Transactions or the adoption of any agreement to enter into a Competing Company Transaction, (iv) except with respect to any Adverse Amendment (as defined herein), in any other circumstances upon which a consent or other approval is required under the Company’s Restated Certificate of Incorporation (the “Company Charter”) or otherwise sought with respect to the Merger Agreement, to vote, consent or approve (or cause to be voted, consented or approved) all of the Stockholder’s Subject Shares held at such time in favor thereof, (v) against and withhold consent with respect to any merger, purchase of all or substantially all of the Company’s assets or other business combination transaction (other than the Merger), (vi) against any change in the present capitalization or dividend policy of the Company or any amendment or other change to the Company’s certificate of incorporation or bylaws, except if approved by Parent or the Company Preferred Stock Conversion, and (vii) against any proposal, action or agreement that would impede, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreement, the Merger or the Company Preferred Stock Conversion or any transaction that results in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of the Company or any of its Subsidiaries under the Merger Agreement.

(c)    The Stockholder shall not enter into any commitment, agreement, understanding, or similar arrangement to vote or give voting instructions or express consent or dissent in writing in any manner inconsistent with the terms of this Section 1. Any attempt by the Stockholder to vote, or express consent or dissent with respect to (or otherwise to utilize the voting power of), its Subject Shares in contravention of this Section 1 shall be null and void ab initio.

2.    Representations and Warranties of the Stockholder. The Stockholder represents and warrants to Parent that:

(a)    The Stockholder, if not a natural person, is duly organized, validly existing and in good standing (where such concept is recognized) under the Laws of the jurisdiction in which it is incorporated or constituted. The Stockholder has full legal capacity and power, right and authority to execute and deliver this Agreement and

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to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Stockholder and, assuming the due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except that such enforceability (i) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws of general applicability affecting or relating to creditors’ rights generally and (ii) is subject to general principles of equity (the “Enforceability Limitations”). If the Stockholder is married, and any of the Subject Shares of the Stockholder constitute community property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding, this Agreement has been duly and validly executed and delivered by the Stockholder’s spouse and, assuming the due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, subject to the Enforceability Limitations.

(b)    Neither the execution and delivery of this Agreement by the Stockholder nor performance by the Stockholder of the obligations herein nor the compliance by the Stockholder with any provisions herein will (i) if not a natural person, violate the certificate or articles of incorporation, bylaws or other governing documents of the Stockholder, (ii) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or any other Person on the part of the Stockholder, except as provided in the (A) Company Charter, or (B) the Bylaws of the Company (collectively (A) and (B), the “Company Governing Documents”), (iii) result (or, with the giving of notice, the passage of time or otherwise, would result) in the creation or imposition of any Encumbrance (as defined below) on the Subject Shares, other than any Permitted Encumbrance (as defined below), or (iv) violate any Law applicable to the Stockholder or by which any of the Stockholder’s Subject Shares are bound, except, in the case of each of clauses (iii) and (iv), as would not reasonably be expected to materially impair the Stockholder’s ability to perform its obligations hereunder.

(c)    As of the date hereof, the Stockholder is the record and beneficial owner of all of the Subject Shares set forth on Schedule A and has good and marketable title to all of such Subject Shares, free and clear of any encumbrances, security interests, claims, pledges, proxies, options, right of first refusals, voting restrictions, limitations on dispositions, voting trusts or agreements, options or any other liens or restrictions on title, transfer or exercise of any rights of a stockholder in respect of such Subject Shares (collectively, “Encumbrances”), except for any such Encumbrance that may be imposed pursuant to (i) this Agreement, (ii) any Lock-Up Agreement entered into by and between the Stockholder, Parent and the Company, (iii) any applicable restrictions on transfer under applicable securities Laws, and (iv) the Company Governing Documents (collectively, “Permitted Encumbrances”). The Subject Shares listed on Schedule A constitute all of the Company Common Stock and Company Preferred Stock owned by the Stockholder as of the date hereof and, other than such Subject Shares, as of the date of this Agreement, there are no (A) other shares of Company Common Stock or Company Preferred Stock, (B) securities of the Company convertible into or exchangeable for shares of Company Capital Stock or voting securities of the Company or (C) options or other rights to acquire from the Company any capital stock, voting securities or securities convertible into or exchangeable for Company Capital Stock or voting securities of the Company, in each case, held of record or beneficially owned by the Stockholder or in respect of which the Stockholder has full voting power.

(d)    The Stockholder has, as of the date hereof and, except pursuant to a permitted transfer pursuant to Section 4(b) hereof, will have until the termination of this Agreement, sole and full voting power and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all the Stockholder’s Subject Shares currently owned or hereinafter acquired. None of the Stockholder’s Subject Shares are subject to any stockholders’ agreement, proxy, voting trust or other agreement, arrangement or restriction of any kind or nature with respect to the voting of such Subject Shares, except pursuant to the Company Governing Documents.

(e)    There is no Action pending against the Stockholder or, to the knowledge of the Stockholder, any other Person or, to the knowledge of the Stockholder, threatened against the Stockholder or any other Person, if successful, would reasonably be expected to materially impair the Stockholder’s ability to perform its obligations hereunder.

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(f)    The Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery, and performance of this Agreement.

(g)    Other than as expressly contemplated by the Merger Agreement or the disclosure schedules thereto, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Stockholder.

(h)    The Stockholder acknowledges that the Stockholder has adequate information concerning the business and financial condition of the Company and Parent to make an informed decision regarding the transactions contemplated by this Agreement and has, independently and without reliance upon Parent, the Company or any affiliate thereof, and based on such information as the Stockholder has deemed appropriate, made the Stockholder’s own analysis and decision to enter into this Agreement. The Stockholder acknowledges that the Stockholder has received and reviewed this Agreement and the Merger Agreement and has had the opportunity to seek independent legal advice prior to executing this Agreement.

3.    Representations and Warranties of Parent. Parent represents and warrants to the Stockholder that:

(a)    Parent is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated or constituted.

(b)    Parent has all requisite entity power and authority to execute, deliver and perform its obligations under this Agreement and to comply with any provisions herein. The execution and delivery of this Agreement by Parent has been duly and validly authorized by all necessary entity action on the part of Parent, and no other entity proceedings on the part of Parent are necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by Parent and, assuming the due authorization, execution and delivery by the Stockholder, constitutes a legal, valid and binding obligation of each of Parent and Merger Subs, enforceable against Parent and Merger Subs in accordance with its terms, subject to the Enforceability Limitations.

4.    Additional Covenants of the Stockholder.

(a)    Subject to Section 4(b), until the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms, the Stockholder agrees that it shall not, directly or indirectly, (i) sell, assign, transfer (including by operation of law), gift, pledge dispose of or otherwise encumber any of the Subject Shares or otherwise agree to do any of the foregoing, (ii) deposit any Subject Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, or (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of Law) or other disposition of any Subject Shares. Any action taken in violation of the foregoing sentence shall be null and void ab initio.

(b)    Section 4 shall not prohibit a transfer of Subject Shares by the Stockholder made: (i) in the case that the Stockholder is an individual, by gift to a member of one of the Stockholder’s immediate family, an estate planning vehicle or to a trust, the beneficiary of which is a member of the Stockholder’s immediate family, an affiliate of such person or to a charitable organization; (ii) in the case that the Stockholder is an individual, by virtue of laws of descent and distribution upon death of the Stockholder; (iii) in the case that the Stockholder is an individual, pursuant to a qualified domestic relations order; (iv) in the case that the Stockholder is not a natural person, by pro rata distributions from the Stockholder to its members, current and former general and limited partners, or stockholders pursuant to the Stockholder’s organizational documents or related agreements as in effect from time to time; (v) by virtue of applicable law or the Stockholder’s organizational documents upon liquidation or dissolution of the Stockholder; (vi) in the case that the Stockholder is not a natural person, to any employees, officers, directors, equityholders or members of the Stockholder, or to any affiliates of the

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Stockholder; provided that a transfer referred to in Section 4(b)(i), (iv), or (vi) shall be permitted only if, (A) as a precondition to such transfer, the transferee agrees in a written document, reasonably satisfactory in form and substance to Parent, to be bound by all of the terms of this Agreement and (B) such transfer is effected no later than three (3) Business Days prior to the date on which the Form S-4 is declared effective.

(c)    From the date of this Agreement until the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms, the Stockholder shall not engage in any transactions involving the securities of Parent without Parent’s prior written consent; provided that this Section 4(c) shall not apply to transactions involving any securities of Parent held by the Stockholder as of or prior to the date of this Agreement.

(d)    The Stockholder shall not, and shall cause its Affiliates not to and shall direct its Representatives not to, bring, commence, institute, maintain, voluntarily aid or prosecute any claim, appeal or proceeding which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement, or (ii) alleges that the execution and delivery of this Agreement by the Stockholder breaches any duty that the Stockholder has (or may be alleged to have) to the Company or to the other holders of Subject Shares; provided that the foregoing shall not limit or restrict in any manner the rights of the Stockholder to enforce the terms of this Agreement or its rights under the Merger Agreement.

(e)    The Stockholder shall permit and hereby consents to and authorizes Parent and the Company to publish and disclose in all documents and schedules filed with the SEC and, to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any press release or other disclosure document that Parent and/or the Company reasonably determines to be necessary in connection with the Merger and any of the transactions contemplated by the Merger Agreement, a copy of this Agreement and the nature of the Stockholder’s commitments and obligations under this Agreement. The Stockholder will notify Parent and the Company of any required corrections with respect to any written information supplied by the Stockholder specifically for use in any such announcement or disclosure, if and to the extent that any such information contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The parties hereto agree that the Stockholder’s identity and ownership of the Subject Shares will not be included in a press release or other public disclosure (other than a filing with the SEC) without the Stockholder’s prior consent.

(f)    In the event of any stock split, stock dividend or distribution, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company affecting the Stockholder’s Subject Shares, the terms of this Agreement shall apply to the resulting securities. In the event that the Stockholder acquires beneficial ownership of any additional Company Common Stock, Company Preferred Stock or any other shares of capital stock of the Company (collectively, “New Securities”), or the right to vote or share in the voting of any such New Securities, then without any further action by any Party such New Securities acquired by the Stockholder shall be subject to the terms of this Agreement to the same extent as if they were owned or controlled by the Stockholder as of the date hereof and shall be deemed Subject Shares.

(g)    The Stockholder, by this Agreement, and with respect to the Stockholder’s Subject Shares, severally and not jointly, hereby agrees to terminate, subject to the occurrence of, and effective immediately prior to, the Effective Time and provided that all Terminating Rights (as defined below) between the Company or any of its subsidiaries and any other holder of Company capital stock shall also terminate at such time, and any rights under any letter agreement providing for redemption rights, put rights, purchase rights, information rights, rights to consult with and advise management, inspection rights, preemptive rights, board of directors observer rights or rights to receive information delivered to the board of directors or other similar rights not generally available to stockholders of the Company (the “Terminating Rights”) between the Stockholder and the Company, but excluding, for the avoidance of doubt, any rights the Stockholder may have that relate to any indemnification,

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commercial, development or employment agreements or arrangements between such Stockholder and the Company or any subsidiary of the Company, which shall survive in accordance with their terms.

(h)    The Stockholder will not make any public announcement or issue any public communication regarding the Merger Agreement, the transactions contemplated thereby or any matter related to the foregoing, without the prior written consent of the Parent and the Company, except: (i) if such announcement or other communication is required by applicable Law or the rules of any stock exchange, in which case the Stockholder shall, to the extent permitted by applicable Law, first allow the Parent and the Company to review such announcement or communication and have the opportunity to comment thereon and the Stockholder shall consider such comments in good faith; (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 4(h); and (iii) announcements and communications to Governmental Authorities in connection with registrations, declarations and filings required to be made as a result of the Merger Agreement.

(i)    The Stockholder hereby irrevocably and unconditionally waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters’ rights and any similar rights (including any notice requirements related thereto) relating to the Merger that the Stockholder may have by virtue of, or with respect to, any shares of Company Capital Stock owned by the Stockholder (including all rights under Section 262 of the General Corporation Law of the State of Delaware).

(j)    The Stockholder hereby terminates and waives all rights of first refusal, redemption rights and rights of notice of the Merger and the other transactions contemplated by the Merger Agreement, effective as of immediately prior to, and contingent upon, the Effective Time.

(k)    Until the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms, the Stockholder shall not, and shall not authorize or permit any of its Subsidiaries or Representatives, directly or indirectly, to: (i) solicit, initiate, endorse, encourage or facilitate the making by any Person (other than the other parties to the Merger Agreement) of any Competing Company Transaction; (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information or data with respect to, or otherwise cooperate in any way with, any Competing Company Transaction; (iii) execute or enter into any Contract constituting or relating to any Competing Company Transaction, or approve or recommend or propose to approve or recommend any Competing Company Transaction or any Contract constituting or relating to any Competing Company Transaction (or authorize or resolve to agree to do any of the foregoing actions); or (iv) make, or in any manner participate in a “solicitation” (as such term is used in the rules of the SEC) of proxies or powers of attorney or similar rights to vote, or seek to advise or influence any Person with respect to the voting of the shares of Company Capital Stock intending to facilitate any Competing Company Transaction or cause stockholders of the Company not to vote to approve the Merger or any other transaction contemplated by the Merger Agreement. The Stockholder will immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any of the matters described in this Section 4(k).

(l)    Notwithstanding anything to the contrary in this Agreement, if Parent waives, releases, terminates, shortens, or otherwise amends or modifies any lock-up restrictions contained in an agreement between Parent and/or the Company and a holder of Parent Class A Common Stock (an “Other Lock-Up Holder”), including but not limited to the lock-up restrictions set forth in that certain Sponsor Agreement and any such action, except in respect to (x) the amendment of the Insider Letter Agreement (as defined in the Sponsor Agreement) set forth in Section 4(d) of the Sponsor Agreement and (y) a number of shares of Parent Class A Common Stock that is not more than 0.1% of the total outstanding shares of Parent Common Stock at such time held by persons that, individually, hold less than one percent of the outstanding shares of Parent Common Stock (a “Release”), then the Release shall apply pro rata and on the same terms to the lock-up of the Subject Shares pursuant to Section 4(b) hereunder and the provisions of Section 4(b) shall be deemed immediately and automatically

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waived, released, terminated, shortened, amended or modified, as the case may be, without further action of the parties. Notwithstanding the foregoing, the provisions of Section 4(b) shall not be deemed waived, released, terminated, shortened, amended or modified if any such waiver, release, termination, shortening, amendment or modification also includes terms that would further obligate or are otherwise adverse to an Other Lock-Up Holder; provided, however, that in any such circumstances Stockholder shall be granted equal opportunity to participate in such Release on equal terms to the parties thereto prior to the effectiveness thereof. Prior to any Release, Parent will provide reasonable advance written notice (in no case less than five (5) Business Days) to Stockholder indicating that Parent plans to take a specified action with respect to the Release and setting forth the terms of any such Release.

5.    Miscellaneous.

(a)    All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given and received if delivered personally (notice deemed given upon receipt), by electronic mail (notice deemed given upon confirmation of receipt) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery); provided that the notice or other communication is sent to the address or email address set forth (i) if to Parent, to the address or email address set forth in Section 8.1 of the Merger Agreement and (ii) if to the Stockholder, to the Stockholder’s address or email address set forth on a signature page hereto, or to such other address or email address as such party may hereafter specify for the purpose by notice to each other party hereto.

(b)    This Agreement, the covenants and agreements contained herein shall terminate automatically with respect to the Stockholder, without any notice or other action by any person, upon the first to occur of (i) the Effective Time, (ii) the valid termination of the Merger Agreement in accordance with its terms and (iii) the mutual written agreement of Parent and the Stockholder; provided that the Stockholder in its sole discretion may terminate this Agreement, following any material modification or amendment to, or the waiver of any provision of, the Merger Agreement, as in effect on the date hereof, (A) that reduces the aggregate amount or form of consideration payable to the Stockholder in respect of the Stockholder’s shares of capital stock of the Company in a manner that is materially adverse to the Stockholder, or (B) modifies the conditions of the obligations of the parties to the Merger Agreement to consummate the Transactions in a manner that adversely affects in any material respect the Stockholder (any such amendment, an “Adverse Amendment”). Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided that the provisions of this Section 5 shall survive any termination of this Agreement; provided further, that nothing herein shall relieve any Party from liability for (i) any willful and intentional breach of any covenant or agreement set forth in this Agreement by such Party occurring prior to such termination or (ii) such Party’s Actual Fraud.

(c)    Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective. The waiver by any party of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(d)    The Company hereby agrees that the Company shall not, without the prior written consent of a majority of the Company Capital Stock held by the stockholders who have executed and delivered to the Company and Parent this Agreement (or agreements in substantially similar form), amend or modify, or cause to be amended or modified, the Merger Agreement in any manner that would materially and adversely affect the stockholders in their capacity as a stockholder of the Company.

(e)    All fees and expenses incurred in connection herewith shall be paid by the party incurring such fees and expenses, whether or not the Merger is consummated, except as expressly provided otherwise herein or in the Merger Agreement.

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(f)    This Agreement, together with the Merger Agreement, Schedule A, and the other documents and certificates delivered pursuant hereto, constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. This Agreement shall not be assigned by any party (including by operation of law, by merger or otherwise) without the prior written consent of (i) Parent, in the case of an assignment by the Stockholder (other than in the case of permitted transfer under Section 4(b)) and (ii) the Stockholder, in the case of an assignment by Parent. Any assignment in violation of this Section 5(e) shall be null and void ab initio.

(g)    The parties agree that irreparable damage may occur in the event that the Stockholder did not perform any of the provisions of this Agreement in accordance with their specific terms or otherwise breached any such provisions, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that Parent may be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at law or in equity without the requirement to post any bond or other security. Any and all remedies herein expressly conferred upon Parent will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by Law or equity upon Parent, and the exercise by Parent of any one remedy will not preclude the exercise of any other remedy.

(h)    This Agreement and all related Actions shall be governed by and construed in accordance with the internal Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware. THE PARTIES HERETO EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES HERETO EACH HEREBY AGREE AND CONSENT THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES HERETO MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. The parties hereto expressly incorporate by reference Section 8.8 (Jurisdiction) of the Merger Agreement to apply to this Agreement mutatis mutandis, with references to the Merger Agreement therein deemed to reference this Agreement and references to the “Parties” thereunder deemed to reference the parties hereto.

(i)    The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

(j)    This Agreement shall be binding upon and inure to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer any rights or remedies of any nature whatsoever under or by reason of this Agreement upon any person other than each party hereto.

(k)    Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

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(l)    This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. The words “execution,” “signed,” “signature,” and words of like import in this Agreement or in any other certificate, agreement or document related to this Agreement or the other Ancillary Agreements shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, “pdf”, “tif” or “jpg”) and other electronic signatures (including, DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the Delaware Uniform Electronic Transactions Act and any other applicable law. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, shall be disregarded in determining the party’s intent or the effectiveness of such signature.

(m)    The words “hereof,” “herein,” “hereby,” “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph and schedule references are to the articles, sections, paragraphs and schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The words describing the singular number shall include the plural and vice versa, words denoting either gender shall include both genders and words denoting natural persons shall include all persons and vice versa. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other things extends, and such word or phrase shall not merely mean “if.” The term “or” is not exclusive. The phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement. Any reference in this Agreement to a date or time shall be deemed to be such date or time in New York, New York, unless otherwise specified. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any person by virtue of the authorship of any provision of this Agreement.

(n)    The Stockholder agrees that if any further agreements, deeds, assignments, assurances or other instruments are reasonably necessary to effectuate the covenants in this Agreement, the Stockholder will, upon reasonable written request of the Stockholder by Parent and at Parent’s cost and expense, execute and deliver all such proper agreements, deeds, assignments, assurances and other instruments and take other reasonable action as permissible to do all other things reasonably necessary to effectuate the covenants in this Agreement and otherwise to carry out the purposes of this Agreement.

(o)    Except for claims pursuant to the Merger Agreement or any other Ancillary Document by any party thereto against any other party thereto, each Party agrees that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever (whether in tort, contract or otherwise) arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against the Company or Parent, and (b) none of the Company or Parent shall have any liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished in connection with this Agreement, the negotiation hereof or the transactions contemplated hereby.

(p)    Notwithstanding anything in this Agreement to the contrary, (i) the Stockholder makes no agreement or understanding herein in any capacity other than in the Stockholder’s capacity as a record holder and

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beneficial owner of the Subject Shares, and not in the Stockholder’s capacity as a director, officer or employee of the Company or any of the Company’s Subsidiaries or in the Stockholder’s capacity as a trustee or fiduciary of any Employee Plan of the Company, and (ii) nothing herein will be construed to limit or affect any action or inaction by the Stockholder or any representative of the Stockholder serving as a member of the board of directors of the Company or as an officer, employee or fiduciary of the Company, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of the Company.

[Remainder of Page Left Intentionally Blank; Signature Page Follows]

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IN WITNESS WHEREOF, the Parties have executed and delivered this Support Agreement as of the date first above written.

TLG ACQUISITION ONE CORP.

By:
Name:
Title:

[Signature Page to Support Agreement]

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IN WITNESS WHEREOF, the Parties have executed and delivered this Support Agreement as of the date first above written.

ELECTRIQ POWER, INC.

By:
Name:
Title:

[Signature Page to Support Agreement]

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IN WITNESS WHEREOF, the Parties have executed and delivered this Support Agreement as of the date first above written.

By:
Name:
Title:

Address:

Attn:
E-mail:

with a copy (which shall not constitute notice) to:

Attn:
E-mail:

[Signature Page to Support Agreement]

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SCHEDULE A

Class/Series Securities	Number of Shares
Company Common Stock	[	●]
Company Seed Preferred Stock	[	●]
Company Seed-1 Preferred Stock	[	●]
Company Seed-2 Preferred Stock	[	●]

[Schedule A to Support Agreement]

Annex E-14

EXHIBIT A

WRITTEN CONSENT

Intentionally Omitted

Annex E-15

Annex F

FORM OF AMENDED AND RESTATED

REGISTRATION RIGHTS AGREEMENT

This Amended and Restated Registration Rights Agreement (as amended, restated, supplemented or otherwise modified from time to time, this “Agreement”) is entered into as of [     ], 2023 (the “Effective Date”) by and among (i) TLG Acquisition One Corp., a Delaware corporation (the “Company”), (ii) the stockholders of the Company listed on the signature page hereto (the “Stockholders”) and (iii) any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.3 of this Agreement (together with the Stockholders and RBC, the “Holders” and each individually a “Holder”).

RECITALS

WHEREAS, the Company, Electriq Power, Inc., a Delaware corporation (“Eagle”), and Eagle Merger Corp., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”) are parties to that certain Merger Agreement, dated as of November 13, 2022 as amended by the First Amendment to Merger Agreement, dated as of December 23, 2022, the Second Amendment to Merger Agreement, dated as of March 22, 2023, and the Third Amendment to Merger Agreement, dated as of June 8, 2023 (as amended and/or restated from time to time, (the “Merger Agreement”), pursuant to which, Merger Sub merged with and into Eagle (the “Merger”), with Eagle surviving the Merger as a wholly owned subsidiary of the Company;

WHEREAS, the Company, the Sponsor, RBC and certain of the Holders, are parties to that certain Registration Rights Agreement, dated as of January 27, 2021 (the “Original Registration Rights Agreement”), which shall be amended and restated by this Agreement; and

WHEREAS, in connection with the consummation of the Merger, the holders of a majority in interest of the Registrable Securities under the Original Registration Rights Agreement desire to amend and restate the Original Registration Rights Agreement in its entirety as set forth herein, and the parties hereto desire to enter into this Agreement pursuant to which the Company shall grant the Holders certain registration rights with respect to the Registrable Securities (as defined below) on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows.

ARTICLE I

DEFINITIONS

The following capitalized terms used herein have the following meanings:

“Adverse Disclosure” means any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer of the Company or principal financial officer of the Company, after consultation with counsel to the Company, (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (c) the Company has a bona fide business purpose for not making such information public.

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“Agreement” is defined in the preamble to this Agreement.

“Blackout Period” is defined in Section 3.4(b).

“Block Trade” means an offering and/or sale of Registrable Securities by any Holder on a block trade or underwritten basis (whether firm commitment or otherwise) without substantial marketing efforts prior to pricing, including, without limitation, a same day trade, overnight trade or similar transaction.

“Board” means the board of directors of the Company.

“Business Combination” shall mean any merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses, involving the Company.

“Commission” means the Securities and Exchange Commission, or any other Federal agency then administering the Securities Act or the Exchange Act.

“Common Stock” means the Class A common stock, par value $0.0001 per share, of the Company.

“Common Stock Equivalents” means all options, warrants and other securities convertible into, or exchangeable or exercisable for (at any time or upon the occurrence of any event or contingency and without regard to any vesting or other conditions to which such securities may be subject), shares of Common Stock (including any note or debt security convertible into or exchangeable for shares of Common Stock).

“Company” is defined in the preamble to this Agreement.

“Demanding Holder” is defined in Section 2.1(e).

“Eagle” is defined in the recitals to this Agreement.

“Effective Date” is defined in the preamble to this Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“FINRA” means the Financial Industry Regulatory Authority Inc.

“Form S-1 Shelf” is defined in Section 2.1(b).

“Form S-3 Shelf” is defined in Section 2.1(b).

“Founder Shares” means shares of Class F Common Stock originally purchased by Sponsor pursuant to that certain Securities Subscription Agreement, dated as of October 13, 2020, by and between the Company and Sponsor.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency (which for the purposes of this Agreement shall include FINRA and the Commission), governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Greensoil” means GBIF Management Ltd.

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“Holder” is defined in the preamble to this Agreement.

“Holder Indemnified Party” is defined in Section 4.1.

“Indemnified Party” is defined in Section 4.3.

“Indemnifying Party” is defined in Section 4.3.

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Letter Agreement” means that certain Letter Agreement, by and between the Company, the Sponsor, and each director and officer of the Company, dated January 27, 2021.

“Long-Form Registration” has the meaning set forth in Section 2.1(a).

“Maximum Number of Securities” is defined in Section 2.1(f).

“Merger” is defined in the recitals to this Agreement.

“Merger Agreement” is defined in the recitals to this Agreement.

“Merger Sub” is defined in the recitals to this Agreement.

“Minimum Takedown Threshold” is defined in Section 2.1(e).

“Misstatement” means an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“New Registration Statement” is defined in Section 2.1(h).

“Notices” is defined in Section 5.4.

“Opt-Out Request” is defined in Section 5.10.

“Original Registration Rights Agreement” is defined in the recitals to this Agreement.

“Other Coordinated Offering” is defined in Section 2.4(a).

“Permitted Transferees” shall mean a person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the Private Placement Lock-up Period under the RBC Side Letter and any other applicable agreement between such Holder and the Company, and to any transferee thereafter.

“Person” means any individual, corporation, partnership, trust, limited liability company, association or other entity.

“Piggyback Registration” is defined in Section 2.2(a).

“Private Placement Lock-up Period” shall mean, with respect to Private Placement Warrants that are held by the initial purchasers of such Private Placement Warrants or their Permitted Transferees, and any of the shares

Annex F-3

of Common Stock issued or issuable upon the exercise or conversion of the Private Placement Warrants and that are held by the initial purchasers of the Private Placement Warrants or their Permitted Transferees, the period ending 30 days after the completion of the Company’s initial Business Combination.

“Private Placement Warrants” means 2,000,000 private placement warrants that were issued and sold simultaneously with the initial public offer of the Company at a price of $1.50 per warrant.

“Prospectus” means the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“RBC” means RBC Capital Markets, LLC, a Minnesota limited liability company.

“RBC Side Letter” shall mean that certain letter agreement, dated as of January 27, 2021, by and between the Company and RBC.

“Register,” “Registered” and “Registration” mean a registration, including any related Shelf Takedown but excluding a registration on Form S-4 or Form S-8, or their successors, or any registration covering only securities proposed to be issued in exchange for securities or assets of another entity, effected by preparing and filing a registration statement, prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registrable Securities” means (a) the shares of Common Stock issued or issuable upon the conversion of any Founder Shares, (b) the Private Placement Warrants (including any shares of Common Stock issued or issuable upon the exercise of any such Private Placement Warrants), (c) any the shares of the Common Stock issued or issuable upon the conversion of, or the exercise of any equity security of the Company issuable upon conversion of, any working capital loans made to the Company by a Holder, (d) any shares of Common Stock held by the Holders at any time (including those held as a result of, or issuable upon, the conversion or exercise of Common Stock Equivalents), whether now owned or acquired by the Holders at a later time, (e) any shares of Common Stock of the Company otherwise acquired or owned by a Holder following the date hereof to the extent such securities are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company, and (f) any other equity security of the Company issued or issuable with respect to any such share of Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, spin off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Securities, such securities shall cease to be Registrable Securities upon the earliest to occur of: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (ii) such securities shall have been otherwise transferred, new certificates or book entry positions for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (iii) such securities shall have ceased to be outstanding; (iv) such securities may be sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no volume or other restrictions or limitations as to manner or timing of sale); or (v) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration Expenses” shall mean the expenses of a Registration, including, without limitation, the following:

(a)    all registration and filing fees (including fees with respect to filings required to be made with FINRA) and any national securities exchange on which the Common Stock is then listed;

Annex F-4

(b)    fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters, placement agent or sales agent in connection with blue sky qualifications of Registrable Securities);

(c)    printing, messenger, telephone and delivery expenses;

(d)    reasonable fees and disbursements of counsel for the Company;

(e)    reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration;

(f)    reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders in an Underwritten Offering or Other Coordinated Offering; provided that expenses payable by the Company pursuant to this clause (f) shall not exceed (1) $100,000 for the first registration pursuant to this Agreement and (2) $50,000 for each subsequent registration;

(g)    all expenses of the Company related to any “road show” including the reasonable out of pocket expenses of the selling stockholders; and

(h)    the expense of any Securities Act liability insurance or similar insurance that may be obtained by the Company (it being understood that the Company shall have no obligation hereunder to obtain any such insurance).

“Registration Statement” means any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holder” is defined in Section 2.1(f).

“SEC Guidance” is defined in Section 2.1(h).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Shelf” means the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration, as the case may be.

“Shelf Registration” means a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“Shelf Takedown” means an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

“Sponsor” means TLG Acquisition Founder LLC, a Delaware limited liability company.

“Subscription Agreements” means those certain subscription agreements the Company entered into with certain investors pursuant to which such investors purchased shares of Common Stock in connection with the consummation of the transactions contemplated in the Merger Agreement.

“Subsequent Shelf Registration” is defined in Section 2.1(c).

Annex F-5

“Suspension Period” is defined in Section 3.4(a).

“Transfer” shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clauses (a) or (b).

“Underwriter” means a securities dealer who purchases any Registrable Securities as principal and not as part of such dealer’s market-making activities.

“Underwritten Offering” means a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Shelf Takedown” is defined in Section 2.1(e).

“Withdrawal Notice” is defined in Section 2.1(g).

ARTICLE II

REGISTRATION RIGHTS.

Section 2.1.    Shelf Registration.

(a)    Long Form Registration. If a Registration Statement filed pursuant to Section 2.1(b) is required hereunder to be, but is not, available to effect the proposed transaction, (x) RBC, (y) Sponsor or (z) the Holders of a majority in interest of the then-outstanding number of Registrable Securities (excluding Registrable Securities held by RBC, Sponsor and their Permitted Transferees) may request that the Company register under the Securities Act all or any portion of its Registrable Securities pursuant to a Registration Statement on Form S-1 or any successor form thereto with respect to an underwritten public offering of Registrable Securities (each, a “Long-Form Registration”). Each request for a Long-Form Registration shall specify the number of Registrable Securities requested to be included in the Long-Form Registration. Upon receipt of any such request, the Company shall promptly (but in no event later than ten (10) days following receipt thereof) deliver notice of such request to all other holders of Registrable Securities who shall then have fifteen (15) days from the date such notice is given to notify the Company in writing of their desire to be included in such registration. The Company shall prepare and file with (or confidentially submit to) the Commission a Registration Statement on Form S-1 or any successor form thereto covering all of the Registrable Securities that the holders thereof have requested to be included in such Long-Form Registration within sixty (60) days after the date on which the initial request is given and shall use its best efforts to cause such Registration Statement to be declared effective by the Commission as soon as practicable thereafter. The Company shall not be obligated to (i) effect a Long-Form Registration pursuant within ninety (90) days after the closing of a previous Long-Form Registration in which holders of Registrable Securities were permitted to register the offer and sale under the Securities Act, and actually sold, all of the shares of Registrable Securities requested to be included therein, and (ii) effect more than an aggregate of three (3) Long-Form Registration pursuant to this Section 2.1(a) in any twelve (12) month period; provided, however, that the limitation in clause (ii) shall not apply to any Long-Form Registration by RBC which shall be governed by Section 2.5.

(b)    Filing. Subject to Section 3.3, the Company shall file as soon as practicable, but not more than forty five (45) days after the date of this Agreement, and use commercially reasonable efforts to cause to be

Annex F-6

declared effective as soon as practicable thereafter, a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) covering the resale of all the Registrable Securities (determined as of two (2) business days prior to such filing) on a delayed or continuous basis. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. Subject to Section 3.4(b), the Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the SEC such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Following the filing of the Form S-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration) to a Registration Statement on Form S-3 (the “Form S-3 Shelf”) as soon as practicable after the Company is eligible to use Form S-3.

(c)    Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including obtaining the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration”) registering the resale of all Registrable Securities (determined as of two (2) business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration shall be on another appropriate form.

(d)    Additional Registrable Securities. In the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon request of the Sponsor, RBC or any other Holder that holds at least five percent (5.0%) of the Registrable Securities, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, the Shelf (including by means of a post-effective amendment) or a Subsequent Shelf Registration and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration shall be subject to the terms hereof.

(e)    Requests for Underwritten Shelf Takedowns. At any time and from time to time when an effective Shelf is on file with the Commission, the Sponsor or any Holder or group of Holders (any of the Sponsor, Holder or group of Holders being, in such case, a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided in each case that the Company shall only be obligated to effect an Underwritten Shelf Takedown if (i) such offering shall include Registrable Securities proposed to be sold by the Demanding Holder(s) with a total offering price reasonably expected to exceed, in the aggregate, thirty million dollars ($30,000,000) (the “Minimum Takedown Threshold”) or (ii) the Registrable Securities to be offered constitute all the Registrable Securities held by such Demanding Holder. All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. As promptly as is reasonably

Annex F-7

practicable, but in any event within five (5) days after receipt of a request for Underwritten Shelf Takedown, the Company shall give written notice of the Underwritten Shelf Takedown to all other Holders. Subject to Section 2.4(d), the Company shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the Demanding Holder or participating Holder with the greatest number of Registrable Securities in such Underwritten Shelf Takedown’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). The Company shall not be obligated to effect more than an aggregate of four (4) Underwritten Shelf Takedowns pursuant to this Section 2.1(e) in any twelve (12) month period and shall not be obligated to effect an Underwritten Shelf Takedown pursuant within ninety (90) days after the closing of an Underwritten Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Shelf Takedown to any then effective Registration Statement, including the Form S-3 Shelf, that is then available for such offering.

(f)    Reduction of Underwritten Shelf Takedown. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown advises the Company, the Demanding Holders and the Holders requesting piggy-back rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities that the Company desires to sell and all other shares of Common Stock or other equity securities, if any, that have been requested to be sold in such Underwritten Shelf Takedown pursuant to separate written contractual piggy-back registration rights held by any other stockholders, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Shelf Takedown without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Shelf Takedown, before including any shares of Common Stock or other equity securities proposed to be sold by Company or by other holders of Common Stock or other equity securities of the Company that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata, as nearly as practicable, based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Shelf Takedown, or in such other proportion as shall mutually be agreed to by all such Demanding Holders and Requesting Holders) that can be sold without exceeding the Maximum Number of Securities; provided, however, that the number of Registrable Securities held by the Holders to be included in such Underwritten Shelf Takedown shall not be reduced unless all other securities are first entirely excluded from the Underwritten Shelf Takedown. To facilitate the allocation of Registrable Securities in accordance with the above provisions, the Company or the Underwriters may round the number of shares allocated to any Holder to the nearest one hundred (100) shares. The inclusion of any Holder’s Registrable Securities in an Underwritten Shelf Takedown shall be subject to such Holder’s agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.

(g)    Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, RBC (in the case of a Underwritten Shelf Takedown initiated by RBC) or a majority-in-interest of the Demanding Holders (excluding RBC and the RBC Permitted Transferees) initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Shelf Takedown; provided that the Sponsor or a Demanding Holder may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown by such Holder. If withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf

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Takedown for purposes of Section 2.1(e), unless either (i) the Demanding Holder has not previously withdrawn any Underwritten Offering or (ii) the Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Shelf Takedown; provided that, if the Sponsor or a Demanding Holder elects to continue an Underwritten Shelf Takedown pursuant to the proviso in the immediately preceding sentence, such Underwritten Shelf Takedown shall instead count as an Underwritten Shelf Takedown demanded by the Sponsor or such Demanding Holder, as applicable, for purposes of Section 2.1(e). Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Underwritten Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with an Underwritten Shelf Takedown prior to its withdrawal under this Section 2.1(g), other than if a Demanding Holder elects to pay such Registration Expenses pursuant to the second sentence of this Section 2.1(g).

(h)    New Registration Statement. Notwithstanding the registration obligations set forth in this Section 2.1, in the event the Commission informs the Company that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly (i) inform each of the holders thereof and use its commercially reasonable efforts to file amendments to the Shelf Registration as required by the Commission and/or (ii) withdraw the Shelf Registration and file a new registration statement (a “New Registration Statement”), on Form S-3, or if Form S-3 is not then available to the Company for such registration statement, on such other form available to register for resale of the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, the Company shall use its commercially reasonable efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with any publicly available written or oral guidance, comments, requirements or requests of the Commission staff (the “SEC Guidance”), including without limitation, the Manual of Publicly Available Telephone Interpretations D.29. Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation of the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Company used commercially reasonable efforts to advocate with the Commission for the registration of all or a greater number of Registrable Securities), unless otherwise directed in writing by a Holder as to its Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement will be reduced on a pro rata basis based on the total number of Registrable Securities held by the Holders, subject to a determination by the Commission that certain Holders must be reduced first based on the number of Registrable Securities held by such Holders. In the event the Company amends the Shelf Registration or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, the Company will use its commercially reasonable efforts to file with the Commission, as promptly as allowed by Commission or SEC Guidance provided to the Company or to registrants of securities in general, one or more registration statements on Form S-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Shelf Registration, as amended, or the New Registration Statement.

(i)    Effective Registration. Notwithstanding the provisions of Section 2.1(d) or Section 2.1(e) above or any other part of this Agreement, a Registration shall not count as a Registration unless and until (i) the Registration Statement has been declared effective by the Commission and (ii) the Company has complied with all of its obligations under this Agreement with respect thereto; provided, further, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency the Registration Statement with respect to such Registration shall be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders initiating such Registration thereafter affirmatively elect to continue with such Registration and accordingly notify the Company in writing, but in no event later than five (5) days, of such election; provided, further, that the Company shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to an Underwritten Shelf Takedown becomes effective or is subsequently terminated.

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Section 2.2.    Piggyback Registration.

(a)    Piggyback Rights. Subject to Section 2.4(c), if the Company or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, an Underwritten Shelf Takedown pursuant to Section 2.1 hereof), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan or (v) for a rights offering, then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such Registration, a “Piggyback Registration”). Subject to Section 2.2(b), the Company shall cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2(a) to be included therein on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder’s agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.

(b)    Reduction of Offering. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock or other equity securities that the Company desires to sell, taken together with (i) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:

(i)    If the Registration or registered offering is undertaken for the Company’s account, the Company shall include in any such Registration or registered offering: (A) first, the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2(a), pro rata (as nearly as practicable), based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering or in such other proportions as shall mutually be agreed to by all such selling Holders, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of

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Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to written contractual piggy-back registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities;

(ii)    If the Registration or registered offering is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration or registered offering: (A) first, the shares of Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2(a), pro rata (as nearly as practicable), based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering or in such other proportions as shall mutually be agreed to by all such selling Holders, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities; and

(iii)    If the Registration or registered offering is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration or registered offering securities pursuant to Section 2.1(f).

(c)    Piggyback Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdrawal from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2.1(g)) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include the Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1(g)), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2(c).

(d)    Unlimited Piggyback Registration Rights. For purposes of clarity, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1(e) hereof.

Section 2.3.    Market Stand-Off. In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade or Other Coordinated Offering), each Holder given an opportunity to participate in the Underwritten Offering pursuant to the terms of this Agreement agrees that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the ninety (90) day period beginning on the date of pricing of such offering or such shorter period during which the

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Company agrees not to conduct an underwritten primary offering of Common Stock, except in the event the Underwriters managing the offering otherwise agree by written consent; provided that each such Holder shall only be subject to the restriction set forth in this Section 2.3 if the directors and officers of the Company are subject to a lock-up obligation to the Underwriters managing the offering and the length of such lock-up for such Holder shall be no longer than the shortest lock-up of any such directors and officers; provided, further, that if the Company or the underwriters of such Underwritten Offering waive or shorten the lock-up period for any of the Company’s officers, directors or Holders, then (i) all Holders subject to such lock-up shall receive notice of such waiver or modification no later than two (2) business days following such waiver or modification, and (ii) such lock-up will be similarly waived pro rata or shortened for each such Holder. Each Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).

Section 2.4.    Block Trades; Other Coordinated Offerings.

(a)    Notwithstanding the foregoing, at any time and from time to time when an effective Shelf is on file with the Commission and effective, if a Demanding Holder wishes to engage in (i) a Block Trade or (ii) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal (an “Other Coordinated Offering”), in each case with a total offering price reasonably expected to exceed, in the aggregate, either (A) twenty million dollars ($20,000,000) or (B) all remaining Registrable Securities held by the Demanding Holder, then notwithstanding the time periods provided for in Section 2.1(e), such Demanding Holder shall notify the Company of the Block Trade or Other Coordinated Offering at least five (5) business days prior to the day such offering is to commence, and the Company shall use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters or placement agents or sales agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

(b)    Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company and the Underwriter or Underwriters or placement agents or sales agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.4(b).

(c)    Notwithstanding anything to the contrary in this Agreement, (i) any caps on Underwritten Shelf Takedowns under Section 2.1(e) hereof and (ii) the provisions of Section 2.2 hereof shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.

(d)    The Demanding Holder in a Block Trade shall have the right to select the Underwriters and any sale agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).

(e)    Each Holder may demand no more than four (4) Block Trades or Other Coordinated Offerings pursuant to this Section 2.4 in any twelve (12) month period.

Section 2.5.    Limitations on Registration Rights. Notwithstanding anything herein to the contrary, (a) RBC may not exercise its rights under Section 2.1 and Section 2.2 hereunder after five (5) and seven (7) years, respectively, from the effective date of the Company’s registration statements on Form S-1, File No. 333-252032 and 333-252494, and (ii) RBC may not exercise its rights under Section 2.1 more than one time (for avoidance of

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doubt, if RBC does not reimburse the Company for all Registration Expenses after exercising its rights to withdraw pursuant to Section 2.1(g), then such withdrawal will count against the limitation set forth in this Section 2.5(ii).

ARTICLE III

REGISTRATION PROCEDURES

Section 3.1.    Filings; Information. In connection with any Long-Form Registration, Shelf and/or Shelf Takedown, the Company shall use its commercially reasonable efforts to effect the registration and sale of such Registrable Securities in accordance with the intended method(s) of distribution thereof as expeditiously as practicable, and in connection therewith:

(a)    Filing Registration Statement. The Company shall prepare and file with the Commission as soon as practicable a Registration Statement on any form for which the Company then qualifies or which counsel for the Company shall deem appropriate and which form shall be available for the sale of all Registrable Securities to be registered thereunder in accordance with the intended method(s) of distribution thereof, and shall use its commercially reasonable efforts to cause such Registration Statement to become effective and use its commercially reasonable efforts to keep it effective for the period required by Section 3.1(c).

(b)    Copies. The Company shall, prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Holders of Registrable Securities included in such Registration or legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders.

(c)    Amendments and Supplements. The Company shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements to such Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and in compliance with the provisions of the Securities Act until all Registrable Securities and other securities covered by such Registration Statement have been disposed of in accordance with the intended method(s) of distribution set forth in such Registration Statement or such securities have been withdrawn.

(d)    Notification. After the filing of a Registration Statement, the Company shall promptly, and in no event more than two (2) business days after such filing, notify the Holders of Registrable Securities included in such Registration Statement of such filing, and shall further notify such Holders promptly and confirm such advice in writing in all events within two (2) business days of the occurrence of any of the following: (i) when such Registration Statement becomes effective; (ii) when any post-effective amendment to such Registration Statement becomes effective; (iii) the issuance or threatened issuance by the Commission of any stop order (and the Company shall take all actions required to prevent the entry of such stop order or to remove it if entered); and (iv) any request by the Commission for any amendment or supplement to such Registration Statement or any Prospectus relating thereto or for additional information or of the occurrence of an event requiring the preparation of a supplement or amendment to such Prospectus so that, as thereafter delivered to the purchasers of the securities covered by such Registration Statement, such Prospectus will not contain a Misstatement, and promptly make available to the Holders of Registrable Securities included in such Registration Statement any such supplement or amendment; except that before filing with the Commission a Registration Statement or Prospectus or any amendment or supplement thereto, including documents incorporated by reference, the Company shall furnish to the holders of Registrable Securities included in such Registration Statement and to the legal counsel for any such holders, copies of all such documents proposed to be filed sufficiently in advance of

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filing to provide such holders and legal counsel with a reasonable opportunity to review such documents and comment thereon, and the Company shall consider such comments in good faith before filing any Registration Statement or Prospectus or amendment or supplement thereto, including documents incorporated by reference.

(e)    State Securities Laws Compliance. The Company shall use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph or take any action to which it would be subject to general service of process or taxation in any such jurisdiction.

(f)    Agreements for Disposition. In the event of an Underwritten Offering, Block Trade or Other Coordinated Offering, the Company shall enter into customary agreements (including, if applicable, an underwriting agreement or other sales or distribution agreement in customary form). The representations, warranties and covenants of the Company in any such agreement which are made to or for the benefit of any Underwriters or other placement agent or sales agent, to the extent applicable, shall also be made to and for the benefit of the Holders of Registrable Securities included in such registration statement. No Holder included in a Registration Statement to which such underwriting agreement relates shall be required to make any representations or warranties in the underwriting agreement except for representations and warranties that are customary in such offerings, including but not limited to (if applicable), with respect to such Holder’s organization, good standing, authority, title to Registrable Securities, lack of conflict of such sale with such Holder’s material agreements and organizational documents, and with respect to written information relating to such Holder that such Holder has furnished in writing expressly for inclusion in such Registration Statement.

(g)    Cooperation. The Company shall use reasonable efforts to cause the principal executive officer, principal financial officer and principal accounting officer of the Company and all other officers and members of the management of the Company to reasonably cooperate in any offering of Registrable Securities hereunder, which cooperation shall include, without limitation, the preparation of the Registration Statement with respect to such offering and all other offering materials and related documents, and participation in meetings with Underwriters, attorneys, accountants and potential investors.

(h)    Records. The Company shall make available for inspection by the Holders of Registrable Securities included in such Registration Statement, any Underwriter or placement agent or sales agent participating in any disposition pursuant to such registration statement and any attorney, accountant or other professional retained by any Holder of Registrable Securities included in such Registration Statement or any Underwriter or placement agent or sales agent, all financial and other records, pertinent corporate documents and properties of the Company, as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and use reasonable efforts to cause the Company’s officers, directors and employees to supply and be reasonably available, during regular business hours, to discuss any information reasonably requested by any of them in connection with such Registration Statement; provided, however, that such Underwriter, placement agent, sales agent or other representatives enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information.

(i)    Opinions and Comfort Letters. In the event of an Underwritten Offering, Block Trade or Other Coordinated Offering, the Company shall use commercially reasonable efforts to obtain (i) a “comfort” letter

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(including a bring-down letter dated as of the date the Registrable Securities are delivered for sale pursuant to such Registration) from the Company’s independent registered public accountants, in customary form and covering such matters of the type customarily covered by “comfort” letters as the managing Underwriter or placement agent or sales agent may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders, and (ii) an opinion and negative assurance letter, to be delivered on the date the Registrable Securities are delivered for sale pursuant to such Registration Statement, of counsel representing the Company for the purposes of such Registration, addressed to the Holders, the placement agent or sale agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority-in-interest of the participating Holders; provided, however, that counsel for the Company shall not be required to provide any opinions with respect to any Holder.

(j)    Earning Statement. The Company shall comply in all material respects with all applicable rules and regulations of the Commission and the Securities Act and make available to its shareholders, as soon as reasonably practicable, an earnings statement (which need not be audited) covering a period of twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement, which earning statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect).

(k)    Listing. The Company shall use its commercially reasonable efforts to cause all Registrable Securities included in any registration to be listed on such exchanges or otherwise designated for trading in the same manner as similar securities issued by the Company are then listed or designated or, if no such similar securities are then listed or designated, in a manner satisfactory to the holders of a majority of the Registrable Securities included in such registration.

(l)    Road Show. If the Registration involves an Underwritten Offering of Registrable Securities for gross proceeds in excess of the Minimum Takedown Threshold, the Company shall use its reasonable efforts to make available senior executives of the Company to participate in customary online, telephonic or video “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering.

(m)    Transfer Agent. The Company shall provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement.

(n)    Misstatement. The Company shall notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof.

Section 3.2.    Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ or agents’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders, in each case pro rata based on the number of Registrable Securities that such Holders have sold in such Registration.

Section 3.3.    Information. The Holders of Registrable Securities shall provide such information as may reasonably be requested by the Company, or the managing Underwriter or placement agent or sales agent, if any, in connection with the preparation of any Registration Statement or Prospectus, including amendments and supplements thereto, in order to effect the registration of any Registrable Securities under the Securities Act pursuant to Article II and in connection with the Company’s obligation to comply with federal and applicable state securities laws. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide

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such information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that such information is necessary to effect the Registration and such Holder continues thereafter to withhold such information. No person may participate in any Underwritten Offering or other coordinated offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such arrangements. The exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.

Section 3.4.    Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

(a)    Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed (any such period, a “Suspension Period”).

(b)    If the filing, effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (i) require the Company to make an Adverse Disclosure, (ii) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (iii) in the good faith judgment of the majority of the Board, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, effectiveness or continued use at such time, then notwithstanding anything to the contrary herein, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than sixty (60) consecutive days, determined in good faith by the Company necessary for such purpose after the request of the Holders is given (any such period, a “Blackout Period”). In the event the Company exercises its rights under this Section 3.4(b), the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4. Notwithstanding anything to the contrary in this Section 3.4, in no event shall any Suspension Period or any Blackout Period continue for more than one hundred twenty (120) days in the aggregate during any three hundred and sixty-five (365) day period.

(c)    (i) During the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred twenty (120) days after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all reasonable efforts to maintain the effectiveness of the applicable Shelf, or (ii) if, pursuant to Section 2.1(e), Holders have requested an Underwritten Shelf Takedown and the Company and such Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1(e) or Section 2.4. In such event, the Company shall have the right to defer such filing for a period of not more than sixty (60) days.

(d)    The Company shall not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the Holders of Registrable Securities in this Agreement and in the event of any conflict between the terms of any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

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Section 3.5.    Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION.

Section 4.1.    Indemnification by the Company. To the extent permitted by law and subject to the limitations set forth in Section 4.4(c) hereof, the Company agrees to indemnify and hold harmless each Holder of Registrable Securities, and each of their respective officers, employees, affiliates, directors, partners, members, attorneys and agents, and each person, if any, who controls a Holder of Registrable Securities (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) (each, an “Holder Indemnified Party”), from and against all losses, judgments, claims, damages, liabilities and out-of-pocket expenses (including reasonable outside attorneys’ fees), whether joint or several, arising out of or based upon any Misstatement or alleged Misstatement contained in any Registration Statement or Prospectus; provided, however, that the indemnity agreement contained in this Section 4.1 shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed, and the Company will not be liable in any such case to the extent that any such losses, judgments, claims, damages, liabilities or out-of-pocket expenses arises out of or is based upon any Misstatement or alleged Misstatement made in such Registration Statement or Prospectus in reliance upon and in conformity with information furnished to the Company, in writing, by a Holder Indemnified Party expressly for use therein.

Section 4.2.    Indemnification by Holders of Registrable Securities. In connection with any Registration Statement in which the Holder of Registrable Securities is participating, to the extent permitted by law and subject to the limitations set forth in Section 4.4(c) hereof, each selling Holder of Registrable Securities will, in the event that any Registration is being effected under the Securities Act pursuant to this Agreement of any Registrable Securities held by such selling Holder, indemnify and hold harmless the Company, each of its directors and officers, legal counsel and accountants for the Company and each Underwriter or placement agent or sales agent (if any), and each other selling Holder and each other person, if any, who controls the Company, another selling Holder or such Underwriter or placement agent or sales agent within the meaning of the Securities Act, against any losses, claims, judgments, damages, liabilities and out-of-pocket expenses (including reasonable outside attorneys’ fees), whether joint or several, insofar as such losses, claims, judgments, damages or liabilities (or actions in respect thereof) arise out of or are based upon any Misstatement or alleged Misstatement contained in any Registration Statement, if the Misstatement or alleged Misstatement was made in reliance upon and in conformity with information furnished in writing to the Company by such selling Holder expressly for use therein, and shall reimburse the Company, its directors and officers, and each other selling Holder or controlling person for any legal or other expenses reasonably incurred by any of them in connection with investigating or defending; provided, however, that the indemnity agreement contained in this Section 4.2 shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld, conditioned or delayed. Each selling Holder’s indemnification obligations hereunder shall be several and

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not joint and several and shall be limited to the amount of any net proceeds actually received by such selling Holder, except in the case of fraud or willful misconduct by such Holder. The Company and the Holders hereby acknowledge and agree that, unless otherwise expressly agreed to in writing by such Holder, the only information furnished or to be furnished by a Holder to the Company for use in any Registration Statement or Prospectus relating to the Registrable Securities or in any amendment, supplement or preliminary materials associated therewith are statements specifically relating to (a) transactions or the relationship between such Holder and its affiliates, on the one hand, and the Company, on the other hand, (b) the beneficial ownership of Registrable Securities by such Holder and its affiliates, (c) the name and address of such Holder and (d) any additional information about such Holder or the plan of distribution (other than for an underwritten offering) required by law or regulation to be disclosed in any such document.

Section 4.3.    Conduct of Indemnification Proceedings. Promptly after receipt by any person of any notice of any loss, claim, damage or liability or any action in respect of which indemnity may be sought pursuant to Section 4.1 or Section 4.2, such person (the “Indemnified Party”) shall, if a claim in respect thereof is to be made against any other person for indemnification hereunder, notify such other person (the “Indemnifying Party”) in writing of the loss, claim, judgment, damage, liability or action; provided, however, that the failure by the Indemnified Party to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability which the Indemnifying Party may have to such Indemnified Party hereunder, except and solely to the extent the Indemnifying Party is actually prejudiced by such failure. If the Indemnified Party is seeking indemnification with respect to any claim or action brought against the Indemnified Party, then the Indemnifying Party shall be entitled to participate in such claim or action, and, to the extent that it wishes, jointly with all other Indemnifying Parties, to assume control of the defense thereof with counsel satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume control of the defense of such claim or action, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that in any action in which both the Indemnified Party and the Indemnifying Party are named as defendants, the Indemnified Party shall have the right to employ separate counsel (but no more than one such separate counsel) to represent the Indemnified Party and its controlling persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Indemnified Party against the Indemnifying Party, with the fees and expenses of such counsel to be paid by such Indemnifying Party if, based upon the written advice of counsel of such Indemnified Party, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, consent to entry of judgment or effect any settlement of any claim or pending or threatened proceeding (i) which cannot be settled in all respects by the payment of money or (ii) in respect of which the Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such judgment or settlement includes an unconditional release of such Indemnified Party from all liability arising out of such claim or proceeding and does not include a statement as to or an admission of fault or culpability, by or on behalf of any Indemnified Party.

Section 4.4.    Contribution.

(a)    If the indemnification provided for in the foregoing Sections 4.1, 4.2 and 4.3 is unavailable to any Indemnified Party in respect of any loss, claim, damage, liability or action referred to herein, then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, claim, damage, liability or action in such proportion as is appropriate to reflect the relative fault of the Indemnified Parties and the Indemnifying Parties in connection with the actions or omissions which resulted in such loss, claim, damage, liability or action, as well as any other relevant equitable considerations. The relative fault of any Indemnified Party and any Indemnifying Party shall be determined by reference to, among other things, whether the Misstatement or alleged Misstatement relates to information supplied by such Indemnified Party or such Indemnifying Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such Misstatement or alleged Misstatement.

Annex F-18

(b)    The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.4 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding Section 4.4(a).

(c)    The amount paid or payable by an Indemnified Party as a result of any loss, claim, damage, liability or action referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 4.4, no Holder of Registrable Securities shall be required to contribute any amount in excess of the dollar amount of the net proceeds (after payment of any underwriting fees, discounts, commissions or taxes) actually received by such Holder from the sale of Registrable Securities which gave rise to such contribution obligation. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) with respect to any action shall be entitled to contribution in such action from any person who was not guilty of such fraudulent misrepresentation.

(d)    No Indemnifying Party shall be liable for any settlement of any proceeding effected without its written consent (which consent shall not be unreasonably withheld or delayed), but if settled with such consent or if there be a final judgment for the plaintiff, such Indemnifying Party agrees to indemnify each Indemnified Party from and against any loss, claim, damage, liability or expense by reason of such settlement or judgment.

ARTICLE V

MISCELLANEOUS.

Section 5.1.    Other Registration Rights. Except as provided in the Subscription Agreements, the Company represents and warrants that no person, other than the Holders, has any right to require the Company to register any shares of the Company’s capital stock for sale or to include shares of the Company’s capital stock in any registration filed by the Company for the sale of shares of capital stock for its own account or for the account of any other person. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

Section 5.2.    Acknowledgment. The Holders hereby agree and acknowledge that their respective Registrable Securities (other than their respective Registrable Securities acquired in the public market or pursuant to a transaction exempt from registration under the Securities Act of 1933, as amended, pursuant to a subscription agreement where the issuance of Registrable Securities occurs on or after the closing of the Merger) are subject to the lock-up provisions, as applicable, set forth in Section 4 of the RBC Side Letter, Section 2 of the Lock-Up Agreements, dated as of November 13, 2022, as may be amended and/or restated from time to time, including as amended by the First Amendment to Lock-Up Agreement, dated as of March 22, 2023, and the Second Amendment to Lock-Up Agreement, dated as of June 8, 2023, by and among the certain stockholders of Eagle and the Company, or Section 4 of that certain Sponsor Agreement, dated as of November 13, 2022, as may be amended and/or restated from time to time, including as amended by the First Amendment to Sponsor Agreement, dated as of June 8, 2023, by and among the Sponsor and the other parties thereto.

Section 5.3.    Assignment; No Third-Party Beneficiaries. This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part. This Agreement and the rights, duties and obligations of any Holder hereunder may be freely assigned or delegated by such Holder in conjunction with and to the extent of any transfer of Registrable Securities by any such Holder. This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties or of any assignee of the Holders. This Agreement is not intended to confer any rights or benefits on any persons that are not party hereto other than as expressly set forth in Article IV and this Section 5.3.

Section 5.4.    Notices. All notices, demands, requests, consents, approvals or other communications (collectively, “Notices”) required or permitted to be given hereunder or which are given with respect to this

Annex F-19

Agreement shall be in writing and shall be personally served, delivered by reputable air courier service with charges prepaid, or transmitted by hand delivery, electronic transmission with receipt verified by electronic confirmation, addressed as set forth below, or to such other address as such party shall have specified most recently by written notice. Notice shall be deemed given on the date of service or transmission if personally served or transmitted by electronic transmission; provided, that if such service or transmission is not on a business day or is after normal business hours, then such notice shall be deemed given on the next business day. Notice otherwise sent as provided herein shall be deemed given on the next business day following timely delivery of such notice to a reputable air courier service with an order for next-day delivery.

If to the Company, to:

TLG Acquisition One Corp.

515 N. Flagler Drive, Suite 520

West Palm Beach, FL 33401

Attention: Michael Lawrie

Email: Mikelawrie@tlgholding.com

with a copy (which will not constitute notice) to:

Gibson, Dunn & Crutcher LLP

811 Main Street, Suite 3000

Houston, TX 77002-6117

Attention:	Gerald M. Spedale
Chris Trester
Email:	gspedale@gibsondunn.com
ctrester@gibsondunn.com

If to a Holder, to the address or contact information set forth in the Company’s books and records.

Section 5.5.    Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible that is valid and enforceable.

Section 5.6.    Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument. Delivery of a signed counterpart of this Agreement by facsimile or email/pdf transmission shall constitute valid and sufficient delivery thereof. No party shall raise the use of a fax machine or email to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a fax machine or email as a defense to the formation or enforceability of a contract and each party forever waives any such defense.

Section 5.7.    Entire Agreement. This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, representations, understandings, negotiations and discussions between the parties, whether oral or written.

Section 5.8.    Modifications, Amendments and Waivers. Upon the written consent of (a) the Company and (b) the Holders of a majority of the total Registrable Securities, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that in the event any such waiver, amendment or modification would be adverse in any material respect to the material rights or obligations hereunder of a Holder, the written

Annex F-20

consent of such Holder will also be required; provided, further, that in the event any such waiver, amendment or modification would be disproportionate and adverse in any material respect to the material rights or obligations hereunder of a Holder, the written consent of such Holder will also be required; provided, further, that notwithstanding the foregoing, any amendment or modification hereto or waiver hereof shall also require the written consent of (i) the Sponsor, so long as the Sponsor and its affiliates hold, in the aggregate, at least 5% of the outstanding shares of Common Stock of the Company, and (ii) Greensoil, so long as Greensoil and its affiliates hold, in the aggregate, at least 5% of the outstanding shares of Common Stock of the Company. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

Section 5.9.    Termination of Existing Registration Rights. The registration rights granted under this Agreement shall supersede any registration, qualification or similar rights of the Holders with respect to any shares or securities of the Company or Eagle granted under any other agreement, including, but not limited to, the Original Registration Rights Agreement, any of such preexisting registration, qualification or similar rights and such agreements shall be terminated and of no further force and effect.

Section 5.10.    Opt-Out Requests. Each Holder shall have the right, at any time and from time to time (including after receiving information regarding any potential public offering), to elect to not receive any notice that the Company or any other Holders otherwise are required to deliver pursuant to this Agreement by delivering to the Company a written statement signed by such Holder that it does not want to receive any notices hereunder (an “Opt-Out Request”); in which case and notwithstanding anything to the contrary in this Agreement, the Company and other Holders shall not be required to, and shall not, deliver any notice or other information required to be provided to Holders hereunder to the extent that the Company or such other Holders reasonably expect would result in a Holder acquiring material non-public information within the meaning of Regulation FD promulgated under the Exchange Act. An Opt-Out Request may state a date on which it expires or, if no such date is specified, shall remain in effect indefinitely. A Holder who previously has given the Company an Opt-Out Request may revoke such request at any time, and there shall be no limit on the ability of a Holder to issue and revoke subsequent Opt-Out Requests; provided that each Holder shall use commercially reasonable efforts to minimize the administrative burden on the Company arising in connection with any such Opt-Out Requests.

Section 5.11.    Term. This Agreement shall terminate with respect to any Holder on the date that such Holder no longer holds any Registrable Securities. The provisions of Article IV shall survive any termination.

Section 5.12.    Interpretative Provisions. For all purposes of this Agreement, except as otherwise provided in this Agreement or unless the context otherwise requires:

(a)    the meanings of defined terms are applicable to the singular as well as the plural forms of such terms;

(b)    the words “hereof” and “herein” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(c)    references in this Agreement to any law shall be deemed also to refer to such law, and all rules and regulations promulgated thereunder;

(d)    pronouns of any gender or neuter or, as appropriate, the other pronoun forms;

(e)    whenever the words “include,” “includes” or “including” are used in this Agreement, they shall mean “without limitation”; and

Annex F-21

(f)    titles and headings of sections of this Agreement are for convenience only and shall not affect the construction of any provision of this Agreement.

Section 5.13.    Remedies Cumulative. In the event that the Company fails to observe or perform any covenant or agreement to be observed or performed under this Agreement, the Holder may proceed to protect and enforce its rights by suit in equity or action at law, whether for specific performance of any term contained in this Agreement or for an injunction against the breach of any such term or in aid of the exercise of any power granted in this Agreement or to enforce any other legal or equitable right, or to take any one or more of such actions, without being required to post a bond. None of the rights, powers or remedies conferred under this Agreement shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to any other right, power or remedy, whether conferred by this Agreement or now or hereafter available at law, in equity, by statute or otherwise.

Section 5.14.    Governing Law. THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION BASED UPON, ARISING OUT OF, OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD REQUIRE OR PERMIT THE APPLICATION OF LAWS OF ANOTHER JURISDICTION.

Section 5.15.    Jurisdiction; Waiver of Trial by Jury.

(a)    Any action based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the Court of Chancery of the State of Delaware or, if such court declines to exercise jurisdiction, any federal or state court located in Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the action shall be heard and determined only in any such court, and agrees not to bring any action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any action brought pursuant to this Section 5.15(a).

(b)    EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION, SUIT, COUNTERCLAIM OR OTHER PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE ACTIONS OF THE INVESTOR IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

Section 5.16.    Distributions and Transfers. In the event that, pursuant to (i) a dissolution of the Sponsor or (ii) transfer (or series of transfers) permitted by the terms of the Letter Agreement, the Sponsor distributes or transfers all of its Registrable Securities, the Persons holding such Registrable Securities shall collectively be treated as the Sponsor hereunder in addition to each being treated individually as a Holder hereunder; provided, that such Persons shall not be entitled to rights in excess of those conferred on the Sponsor, as if the Sponsor remained a single entity party to this Agreement; provided, further, that only the Person (or such Person’s designee) holding a majority-in-interest of such Registrable Securities is entitled to take any action hereunder that the Sponsor is entitled to take.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Annex F-22

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

COMPANY: TLG ACQUISITION ONE CORP.

By:
Name: Title:

[Signature Page to Amended and Restated Registration Rights Agreement]

Annex F-23

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

STOCKHOLDER:

By:
Name: Title:

[Signature Page to Amended and Restated Registration Rights Agreement]

Annex F-24

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

STOCKHOLDER: RBC CAPITAL MARKETS, LLC

By:
Name: Title:

[Signature Page to Amended and Restated Registration Rights Agreement]

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Annex G

ELECTRIQ POWER HOLDINGS, INC.

FORM OF 2022 EQUITY INCENTIVE PLAN

1.	Purpose. The purposes of this Plan are to:

(a)	attract, retain, and motivate Employees, Directors, and Consultants,

(b)	provide additional incentives to Employees, Directors, and Consultants, and

(c)	promote the success of the Company’s business,

by providing Employees, Directors, and Consultants with opportunities to acquire the Company’s Shares, or to receive monetary payments based on the value of such Shares. Additionally, the Plan is intended to assist in further aligning the interests of the Company’s Employees, Directors, and Consultants to those of its shareholders.

2.	Definitions. As used herein, the following definitions will apply:

(a)	“Administrator” means a committee of at least one Director of the Company as the Board may appoint to administer this Plan or, if no such committee has been appointed by the Board, the Board.

(b)

“Applicable Laws” means the requirements relating to the administration of equity-based awards or equity compensation plans under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Shares are listed or quoted and the applicable laws of any foreign country or jurisdiction where Awards are, or will be, granted under the Plan.

(c)	“Award” means, individually or collectively, a grant under the Plan of Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, or Other Stock-Based Awards.

(d)

“Award Agreement” means the written or electronic agreement, consistent with the terms of the Plan, between the Company and the Participant, setting forth the terms, conditions, and restrictions applicable to each Award granted under the Plan.

(e)

“Board” means the Company’s Board of Directors, as constituted from time to time and, where the context so requires, reference to the “Board” may refer to a committee to whom the Board has delegated authority to administer any aspect of this Plan.

(f)

“Cause” shall have the meaning ascribed to such term, or term of similar effect, in any offer letter, employment, severance, or similar agreement, including any Award Agreement, between the Participant and the Company or any Subsidiary; provided, that in the absence of an offer letter, employment, consulting, severance, or similar agreement containing such definition, “Cause” means:

(i)	any willful, material violation by the Participant of any law or regulation applicable to the business of the Company or any Subsidiary or other affiliate of the Company;

(ii)

the Participant’s conviction for, or guilty plea to, a felony (or crime of similar magnitude under Applicable Laws outside the United States) or a crime involving moral turpitude (whether or not related to the Participant’s relationship with the Company or any Subsidiary), or any willful perpetration by the Participant of a common law fraud, act of material dishonesty, or misappropriation or similar conduct against the Company or any Subsidiary;

(iii)

the Participant’s commission of an act of personal dishonesty which involves personal profit in connection with the Company, any Subsidiary, or any other entity having a business relationship with the Company or any Subsidiary, or which otherwise constitutes a breach of the Participant’s fiduciary duty towards the Company or any Subsidiary or other affiliate of the Company;

Annex G-1

(iv)

any material breach or violation by the Participant of any provision of any agreement or understanding between the Company or any Subsidiary or other affiliate of the Company and the Participant regarding the terms of the Participant’s service as an Employee, Director, or Consultant to the Company or any Subsidiary or other affiliate of the Company, including without limitation, the willful and continued failure or refusal of the Participant to perform the material duties required of such Participant as an Employee, Director, or Consultant of the Company or a Subsidiary or other affiliate of the Company, other than as a result of having a Disability, or a breach of any applicable invention assignment, confidentiality, non-competition, non-solicitation, restrictive covenant, or similar agreement between the Company or a Subsidiary or other affiliate of the Company and the Participant;

(v)	the Participant’s violation of the code of ethics of the Company or any Subsidiary;

(vi)

the Participant’s disregard of the policies of the Company or any Subsidiary or other affiliate of the Company so as to cause loss, harm, damage or injury to the property, reputation or employees of the Company or a Subsidiary or other affiliate of the Company; or

(vii)

any other misconduct by the Participant which is injurious to the financial condition or business reputation of, or is otherwise injurious to, the Company or a Subsidiary or other affiliate of the Company.

(g)	“Change in Control” means the occurrence of any of the following events:

(i)

any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company’s then outstanding voting securities;

(ii)	the consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets;

(iii)

a change in the composition of the Board occurring within a two-year period, as a result of which fewer than a majority of the directors are Incumbent Directors. “Incumbent Directors” means directors who either (A) are Directors as of the Effective Date, or (B) following the Effective Date, are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but will not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to the Company); or

(iv)

the consummation of a merger or consolidation of the Company with any other corporation or other entity, or the issuance of voting securities in connection with such a transaction, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation.

Notwithstanding the foregoing, a transaction shall not constitute a Change in Control if its sole purpose is to change the jurisdiction of the Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction. In addition, if a Change in Control constitutes a payment event with respect to any Award which provides for a deferral of compensation and is subject to Code Section 409A, then notwithstanding anything to the contrary in the Plan or applicable Award Agreement, the transaction with respect to such Award must also constitute a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5) to the extent required by Code Section 409A.

(h)	“Code” means the Internal Revenue Code of 1986, as amended. Any reference to a section of the Code herein will be a reference to any successor or amended section of the Code.

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(i)	“Company” means Electriq Power Holdings, Inc., a Delaware corporation, or any successor thereto.

(j)

“Consultant” means a consultant or adviser who provides bona fide services to the Company, its Parent, or any Subsidiary as an independent contractor and who qualifies as a consultant or advisor under Instruction A.1.(a)(1) of Form S-8 under the Securities Act.

(k)	“Director” means a member of the Board.

(l)

“Disability” means total and permanent disability as defined in Code Section 22(e)(3), provided that in the case of an Award other than an Incentive Stock Option, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

(m)	“Effective Date” means , 2022.

(n)

“Employee” means any person, including officers and Directors, employed by the Company, its Parent, or any Subsidiary. Neither service as a Director nor payment of a director’s fee by the Company will be sufficient to constitute “employment” by the Company.

(o)	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

(p)	“Fair Market Value” means, as of any date, the value of a Share, determined as follows:

(i)

if the Shares are readily tradable on an established securities market, its Fair Market Value will be the closing sales price for such shares (or the closing bid, if no sales were reported) as quoted on such market for the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii)

if the Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value will be the mean between the high bid and low asked prices for a Share for the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii)	if the Shares are not readily tradable on an established securities market, the Fair Market Value will be determined in good faith by the Administrator.

Notwithstanding the preceding, for federal, state, and local income tax reporting purposes and for such other purposes as the Administrator deems appropriate, the Fair Market Value shall be determined by the Administrator in accordance with uniform and nondiscriminatory standards adopted by it from time to time. In addition, the determination of Fair Market Value in all cases shall be in accordance with the requirements set forth under Code Section 409A to the extent necessary for an Award to comply with, or be exempt from, Code Section 409A. The Administrator’s determination shall be conclusive and binding on all persons.

(q)	“Incentive Stock Option” means a Stock Option intended to qualify as an incentive stock option within the meaning of Code Section 422 and the regulations promulgated thereunder.

(r)	“Non-Employee Director” means a Director who is a “non-employee director” within the meaning of Exchange Act Rule 16b-3.

(s)	“Nonqualified Stock Option” means a Stock Option that by its terms, or in operation, does not qualify or is not intended to qualify as an Incentive Stock Option.

(t)

“Other Stock-Based Awards” means any other awards not specifically described in the Plan that are valued in whole or in part by reference to, or are otherwise based on, Shares and are created by the Administrator pursuant to Section 11.

(u)	“Parent” means a “parent corporation,” whether now or hereafter existing, as defined in Code Section 424(e).

(v)	“Participant” means the holder of an outstanding Award granted under the Plan.

Annex G-3

(w)

“Period of Restriction” means the period during which the transfer of Restricted Stock is subject to restrictions and a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of certain performance criteria, or the occurrence of other events as determined by the Administrator.

(x)	“Plan” means this Electriq Power Holdings, Inc. 2022 Equity Incentive Plan.

(y)

“Restricted Stock” means Shares, subject to a Period of Restriction or certain other specified restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 or issued pursuant to the early exercise of a Stock Option.

(z)

“Restricted Stock Unit” or “RSU” means an unfunded and unsecured promise to deliver Shares, cash, other securities, or other property, subject to certain restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 10.

(aa)

“Service” means service as a Service Provider. In the event of any dispute over whether and when Service has terminated, the Administrator shall have sole discretion to determine whether such termination has occurred and the effective date of such termination.

(bb)

“Service Provider” means an Employee, Director, or Consultant, including any prospective Employee, Director, or Consultant who has accepted an offer of employment or service and will be an Employee, Director, or Consultant after the commencement of their service.

(cc)	“Stock Appreciation Right” or “SAR” means an Award pursuant to Section 8 that is designated as a SAR.

(dd)	“Shares” means the Company’s shares of common stock, par value of $0.0001 per share.

(ee)	“Stock Option” means an option granted pursuant to the Plan to purchase Shares, whether designated as an Incentive Stock Option or a Nonqualified Stock Option.

(ff)	“Subsidiary” means a “subsidiary corporation,” whether now or hereafter existing, as defined in Code Section 424(f).

3.	Awards.

(a)	Award Types. The Plan permits the grant of Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, and Other Stock-Based Awards.

(b)

Award Agreements. Awards shall be evidenced by Award Agreements (which need not be identical) in such forms as the Administrator may from time to time approve; provided, however, that in the event of any conflict between the provisions of the Plan and any such Award Agreements, the provisions of the Plan shall prevail.

(c)

Date of Grant. The date of grant of an Award will be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such later date as is determined by the Administrator, consistent with Applicable Laws. Notice of the determination will be provided to each Participant within a reasonable time after the date of such grant.

4.	Shares Available for Awards.

(a)

Basic Limitation. Subject to the provisions of Section 14, the maximum aggregate number of Shares that may be issued under the Plan is                    [1] (the “Plan Share Limit”). The Shares subject to the Plan may be authorized, but unissued, or reacquired shares.

[1]

10% of the number of outstanding shares of Parent Class A Common Stock on a fully-diluted basis as of immediately following the Closing (which such number of shares of Parent Class A Common Stock shall, for the avoidance of doubt, shall be in addition to, and shall not include, the total number of shares of Parent Class A Common Stock issuable upon exercise and settlement of the Substitute Options).

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(b)

Awards Not Settled in Shares Delivered to Participant. Upon payment in Shares pursuant to the exercise or settlement of an Award, the number of Shares available for issuance under the Plan shall be reduced only by the number of Shares actually issued in such payment. If a Participant pays the exercise price (or purchase price, if applicable) of an Award through the tender of Shares, or if the Shares are tendered or withheld to satisfy any tax withholding obligations, the number of the Shares so tendered or withheld shall again be available for issuance pursuant to future Awards under the Plan, although such Shares shall not again become available for issuance as Incentive Stock Options.

(c)	Cash-Settled Awards. Shares shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash.

(d)

Lapsed Awards. If any outstanding Award expires or is terminated or canceled without having been exercised or settled in full, or if the Shares acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by the Company, the Shares allocable to the terminated portion of such Award or such forfeited or repurchased Shares shall again be available for grant under the Plan.

(e)	Code Section 422 Limitations. No more than Shares (subject to adjustment pursuant to Section 14) may be issued under the Plan upon the exercise of Incentive Stock Options.

(f)

Non-Employee Director Award Limit. Notwithstanding any provision to the contrary in the Plan or in any policy of the Company regarding Non-Employee Director compensation, the sum of the grant date fair value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of all equity-based Awards and the amount of all other compensation that may be granted or paid, as applicable, to a Service Provider as compensation for services as a Non-Employee Director during any calendar year shall not exceed $750,000 in total value for such Service Provider’s first year of service as a Non-Employee Director and $500,000 in total value for each year thereafter.

(g)	Share Reserve. The Company, during the term of the Plan, shall at all times keep available such number of Shares authorized for issuance as will be sufficient to satisfy the requirements of the Plan.

(h)

Substitute Awards. Awards may, in the sole discretion of the Administrator, be granted under the Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company, its Parent, or any Subsidiary or with which the Company, its Parent, or any Subsidiary combines (“Substitute Awards”). Substitute Awards shall not be counted against the Plan Share Limit; provided, however, that Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding options intended to qualify as Incentive Stock Options shall be counted against the Incentive Stock Option limit in Section 4(e).

5.	Administration. The Plan will be administered by the Administrator.

(a)	Powers of the Administrator. Subject to the provisions of the Plan, the Administrator will have the authority, in its discretion to:

(i)	determine Fair Market Value;

(ii)	select the Service Providers to whom Awards may be granted;

(iii)	determine the type or types of Awards to be granted to Participants under the Plan and the number of the Shares to be covered by each Award;

(iv)	approve forms of Award Agreements for use under the Plan;

(v)

determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting criteria or Periods of Restriction, any vesting acceleration or waiver of forfeiture or repurchase restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator, in its sole discretion, will determine;

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(vi)	construe and interpret the terms of the Plan, any Award Agreement, and Awards granted pursuant to the Plan;

(vii)

prescribe, amend, and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws and/or qualifying for preferred tax treatment under applicable tax laws;

(viii)

modify or amend each Award (subject to Section 19(c)), including (A) the discretionary authority to extend the post-termination exercisability period of Awards and (B) accelerate the satisfaction of any vesting criteria or waiver of forfeiture or repurchase restrictions;

(ix)

allow Participants to satisfy withholding tax obligations by electing to have the Company withhold from the Shares or cash to be issued upon exercise or vesting of an Award that number of the Shares or cash having a Fair Market Value equal to the amount required to be withheld. The Fair Market Value of any Shares to be withheld will be determined on the date that the amount of tax to be withheld is to be determined. All elections by a Participant to have Shares or cash withheld for this purpose will be made in such form and under such conditions as the Administrator may deem necessary or advisable;

(x)	authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

(xi)

allow a Participant to defer the receipt of the payment of cash or the delivery of the Shares that would otherwise be due to such Participant under an Award, subject to compliance (or exemption) from Code Section 409A;

(xii)	determine whether Awards will be settled in cash, Shares, other securities, other property, or in any combination thereof;

(xiii)	determine whether Awards will be adjusted for dividend equivalents;

(xiv)	create Other Stock-Based Awards for issuance under the Plan;

(xv)

impose such restrictions, conditions, or limitations as it determines appropriate as to the timing and manner of any resales by a Participant or other subsequent transfers by the Participant of any securities issued as a result of or under an Award, including without limitation, (A) restrictions under an insider trading policy, and (B) restrictions as to the use of a specified brokerage firm for such resales or other transfers; and

(xvi)

make all other determinations and take any other action deemed necessary or advisable for administering the Plan and due compliance with Applicable Laws, stock market or exchange rules or regulations or accounting or tax rules or regulations.

(b)

Prohibition on Repricing. Notwithstanding anything to the contrary in Section 5(a) and except for an adjustment pursuant to Section 14 or a repricing approved by shareholders, in no case may the Administrator (i) amend an outstanding Stock Option or SAR to reduce the exercise price of the Award, (ii) cancel, exchange, or surrender an outstanding Stock Option or SAR in exchange for cash or other awards (including Restricted Stock, RSUs or Other Stock-Based Awards) for the purpose of repricing the Award, or (iii) cancel, exchange, or surrender an outstanding Stock Option or SAR in exchange for an option or SAR with an exercise price that is less than the exercise price of the original Award.

(c)

Section 16. To the extent an Award is intended to qualify for the exemption from Section 16(b) of the Exchange Act that is available under Exchange Act Rule 16b-3, the Award will be approved by the entire Board or a committee that consists solely of two or more Non-Employee Directors, as determined under Exchange Act Rule 16b-3 and thereafter any action establishing or modifying the terms of the Award will be approved by the Board or a committee meeting such requirements to the extent necessary for such exemption to remain available.

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(d)

Delegation of Authority. Except to the extent prohibited by Applicable Laws, the Administrator may delegate to one or more officers of the Company some or all of its authority under the Plan, including the authority to grant all types of Awards, in accordance with Applicable Law (except that such delegation shall not apply to any Award for a Participant then covered by Section 16 of the Exchange Act), and the Administrator may delegate to one or more committees of the Board (which may consist solely of one Director) some or all of its authority under this Plan, including the authority to grant all types of Awards, in accordance with Applicable Law. Such delegation may be revoked at any time. The acts of such delegates shall be treated as acts of the Administrator, and such delegates shall report regularly to the Administrator regarding the delegated duties and responsibilities and any Awards granted.

(e)	Effect of Administrator’s Decision. The Administrator’s decisions, determinations, and interpretations will be final and binding on all persons, including Participants and any other holders of Awards.

6.

Eligibility. The Administrator has the discretion to select any Service Provider to receive an Award, although Incentive Stock Options may be granted only to Employees. Designation of a Participant in any year shall not require the Administrator to designate such person to receive an Award in any other year or, once designated, to receive the same type or amount of Award as granted to the Participant in any other year. The Administrator shall consider such factors as it deems pertinent in selecting Participants and in determining the type and amount of their respective Awards.

7.

Stock Options. The Administrator, at any time and from time to time, may grant Stock Options under the Plan to Service Providers. Each Stock Option shall be subject to such terms and conditions consistent with the Plan as the Administrator may impose from time to time, subject to the following limitations:

(a)

Exercise Price. The per share exercise price for Shares to be issued pursuant to exercise of a Stock Option will be determined by the Administrator, but shall be no less than 100% of the Fair Market Value per Share on the date of grant, subject to Section 7(e). Notwithstanding the foregoing, a Stock Option may be granted with an exercise price lower than that set forth in the preceding sentence if such Stock Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Code Section 424(a) and Code Section 409A, to the extent applicable.

(b)

Exercise Period. Stock Options granted under the Plan shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator; provided, however, that no Stock Option shall be exercisable later than ten (10) years after the date it is granted. Stock Options shall terminate at such earlier times and upon such conditions or circumstances as the Administrator shall in its discretion set forth in such Award Agreement at the date of grant; provided, however, the Administrator may, in its sole discretion, later waive any such condition.

(c)	Payment of Exercise Price. To the extent permitted by Applicable Laws, the Participant may pay the Stock Option exercise price by:

(i)	cash;

(ii)	check;

(iii)	surrender of other Shares which meet the conditions established by the Administrator to avoid adverse accounting consequences to the Company (as determined by the Administrator);

(iv)

if approved by the Administrator, as determined in its sole discretion, by a broker-assisted cashless exercise in accordance with procedures approved by the Administrator, whereby payment of the exercise price may be satisfied, in whole or in part, with Shares subject to the Stock Option by delivery of an irrevocable direction to a securities broker (on a form prescribed by the Administrator) to sell Shares and to deliver all or part of the sale proceeds to the Company in payment of the aggregate exercise price;

(v)	if approved by the Administrator for a Nonqualified Stock Option, as determined in its sole discretion, by delivery of a notice of “net exercise” to the Company, pursuant to which the

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Participant shall receive the number of Shares underlying the Stock Option so exercised reduced by the number of Shares equal to the aggregate exercise price of the Stock Option divided by the Fair Market Value on the date of exercise;

(vi)	such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws; or

(vii)	any combination of the foregoing methods of payment.

(d)	Exercise of Stock Option.

(i)

Procedure for Exercise. Any Stock Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. A Stock Option may not be exercised for a fraction of a Share. Exercising a Stock Option in any manner will decrease the number of Shares thereafter available for purchase under the Stock Option, by the number of Shares as to which the Stock Option is exercised.

(ii)

Exercise Requirements. A Stock Option will be deemed exercised when the Company receives: (A) written or electronic notice of exercise (in accordance with the Award Agreement) from the person entitled to exercise the Stock Option, and (B) full payment of the exercise price (including provision for any applicable tax withholding).

(iii)

Non-Exempt Employees. If a Stock Option is granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, the Stock Option will not be first exercisable for any Shares until at least six (6) months following the date of grant of the Stock Option (although the Stock Option may vest prior to such date). Consistent with the provisions of the Worker Economic Opportunity Act, (A) if such non-exempt Employee dies or suffers a Disability, (B) upon a Change in Control in which such Stock Option is not assumed, continued, or substituted, or (C) upon the Participant’s retirement (as such term may be defined in the Participant’s Award Agreement, in another agreement between the Participant and the Company, or, if no such definition, in accordance with the then current employment policies and guidelines of the Company or employing Subsidiary), the vested portion of any Stock Option may be exercised earlier than six (6) months following the date of grant. The foregoing provision is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of a Stock Option will be exempt from the Participant’s regular rate of pay. To the extent permitted and/or required for compliance with the Worker Economic Opportunity Act to ensure that any income derived by a non-exempt employee in connection with the exercise, vesting, or issuance of any Shares under any other Award will be exempt from the employee’s regular rate of pay, the provisions of this Section 7(d)(iii) will apply to all Awards and are hereby incorporated by reference into such Award Agreements.

(iv)

Termination of Relationship as a Service Provider. If a Participant ceases to be a Service Provider, the Participant may exercise the Stock Option within such period of time as is specified in the Award Agreement to the extent that the Stock Option is vested on the date of termination (but in no event later than the expiration of the term of such Stock Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Stock Option will remain exercisable for three (3) months (or twelve (12) months in the case of termination on account of Disability or death) following the Participant’s termination. If a Participant commits an act of Cause, all vested and unvested Stock Options shall be forfeited as of such date. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to a Stock Option, the Shares covered by the unvested portion of the Stock Option will be forfeited and will revert to the Plan and again will become available for grant under the Plan. If after termination, the Participant does not exercise a Stock Option as to all of the vested Shares within the time specified by the Administrator, the Stock Option will terminate, and remaining

Annex G-8

Shares covered by such Stock Option will be forfeited and will revert to the Plan and again will become available for grant under the Plan.

(v)

Extension of Exercisability. A Participant may not exercise a Stock Option at any time that the issuance of Shares upon such exercise would violate Applicable Laws. Except as otherwise provided in the Award Agreement, if a Participant ceases to be a Service Provider for any reason other than for Cause and, at any time during the last thirty (30) days of the applicable post-termination exercise period: (A) the exercise of the Participant’s Stock Option would be prohibited solely because the issuance of Shares upon such exercise would violate Applicable Laws, or (B) the immediate sale of any Shares issued upon such exercise would violate the Company’s trading policy, then the applicable post-termination exercise period will be extended to the last day of the calendar month that commences following the date the Award would otherwise expire, with an additional extension of the exercise period to the last day of the next calendar month to apply if any of the foregoing restrictions apply at any time during such extended exercise period, generally without limitation as to the maximum permitted number of extensions); provided, however, that in no event may such Award be exercised after the expiration of its maximum term.

(vi)

Beneficiary. If a Participant dies while a Service Provider, the Stock Option may be exercised following the Participant’s death by the Participant’s designated beneficiary, provided such beneficiary has been designated and received by the Administrator prior to the Participant’s death in a form acceptable to the Administrator. If no such beneficiary has been properly designated by the Participant, then such Stock Option may be exercised by the personal representative of the Participant’s estate or by the persons to whom the Stock Option is transferred pursuant to the Participant’s will or in accordance with the laws of descent and distribution.

(vii)

Shareholder Rights. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent or depositary of the Company), no right to vote or receive dividends or any other rights as a shareholder will exist with respect to the Shares, notwithstanding the exercise of the Stock Option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 14 or the applicable Award Agreement.

(e)	Incentive Stock Option Limitations.

(i)

Each Stock Option will be designated in the Award Agreement as either an Incentive Stock Option or a Nonqualified Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company, its Parent, or any Subsidiary) exceeds $100,000 (or such other limit established in the Code), such Stock Options will be treated as Nonqualified Stock Options. For purposes of this Section 7(e)(i), Incentive Stock Options will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Stock Option is granted.

(ii)

In the case of an Incentive Stock Option, the term will be ten (10) years from the date of grant or such shorter term as may be provided in the Award Agreement. Moreover, in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns shares representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, its Parent, or any Subsidiary, the term of the Incentive Stock Option will be five (5) years from the date of grant or such shorter term as may be provided in the Award Agreement.

(iii)	No Stock Option shall be treated as an Incentive Stock Option unless this Plan has been approved by the shareholders of the Company in a manner intended to comply with the shareholder

Annex G-9

approval requirements of Code Section 422(b)(1), provided that any Stock Option intended to be an Incentive Stock Option shall not fail to be effective solely on account of a failure to obtain such approval, but rather such Stock Option shall be treated as a Nonqualified Stock Option unless and until such approval is obtained.

(iv)

In the case of an Incentive Stock Option, the terms and conditions of such grant shall be subject to and comply with such rules as may be prescribed by Code Section 422. If for any reason a Stock Option intended to be an Incentive Stock Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such nonqualification, such Stock Option or portion thereof shall be regarded as a Nonqualified Stock Option appropriately granted under this Plan.

8.

Stock Appreciation Rights. The Administrator, at any time and from time to time, may grant SARs to Service Providers. Each SAR shall be subject to such terms and conditions, consistent with the Plan, as the Administrator may impose from time to time, subject to the following limitations:

(a)

SAR Award Agreement. Each SAR will be evidenced by an Award Agreement that will specify the exercise price, the term of the SAR, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

(b)	Number of Shares. The Administrator will have complete discretion to determine the number of Shares subject to any SAR.

(c)

Exercise Price and Other Terms. The per share exercise price for the Shares that will determine the amount of the payment to be received upon exercise of a SAR will be determined by the Administrator and will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant. Otherwise, the Administrator, subject to the provisions of the Plan, will have complete discretion to determine the terms and conditions of SARs granted under the Plan.

(d)

Expiration of Stock Appreciation Rights. A SAR granted under the Plan will expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Section 7(d) relating to the maximum term and exercise also will apply to SARs.

(e)	Payment of Stock Appreciation Right Amount. Upon exercise of a SAR, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying:

(i)	The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times

(ii)	The number of Shares with respect to which the SAR is exercised.

(f)	Payment Form. At the discretion of the Administrator, the payment upon SAR exercise may be in cash, in Shares, other securities, or other property of equivalent value, or in some combination thereof.

(g)

Tandem Awards. Any Stock Option granted under this Plan may include tandem SARs (i.e., SARs granted in conjunction with an Award of Stock Options under this Plan). The Administrator also may award SARs to a Service Provider independent of any Stock Option.

9.

Restricted Stock. The Administrator, at any time and from time to time, may grant Restricted Stock to Service Providers in such amounts as the Administrator, in its sole discretion, will determine, subject to the following limitations:

(a)

Restricted Stock Agreement. Each Award of Restricted Stock will be evidenced by an Award Agreement that will specify the Period of Restriction and the applicable restrictions, the number of Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Restricted Stock may be awarded in consideration for (i) cash, check, bank draft or money order payable to the Company, (ii) past services to the Company, its Parent, or any Subsidiary, or (iii) any other form of legal consideration (including future services) that may be acceptable to the Administrator, in its sole discretion, and permissible under Applicable Laws.

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(b)

Removal of Restrictions. Unless the Administrator determines otherwise, Restricted Stock will be held by the Company as escrow agent until the restrictions on such Restricted Stock have lapsed. The Administrator, in its discretion, may accelerate the time at which any restrictions will lapse or be removed.

(c)

Voting Rights. During the Period of Restriction, a Participant holding Restricted Stock may exercise the voting rights applicable to those restricted Shares, unless the Administrator determines otherwise.

(d)

Dividends and Other Distributions. During the Period of Restriction, a Participant holding Restricted Stock will be entitled to receive all dividends and other distributions paid with respect to such Restricted Stock unless otherwise provided in the Award Agreement. If any such dividends or distributions are paid in Shares, such Shares will be subject to the same restrictions on transferability and forfeitability as the Restricted Stock with respect to which they were paid.

(e)	Transferability. Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

(f)

Return of Restricted Stock to Company. On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed will be forfeited and will revert to the Company and again will become available for grant under the Plan.

(g)

Section 83(b). The Committee may provide in an Award Agreement that an Award of Restricted Stock is conditioned upon the Participant making or refraining from making an election with respect to the Award under Section 83(b) of the Code. If a Participant makes an election pursuant to Section 83(b) of the Code with respect to an Award of Restricted Stock, such Participant shall be required to file promptly a copy of such election with the Company and the applicable Internal Revenue Service office.

10.

Restricted Stock Units (RSUs). The Administrator, at any time and from time to time, may grant RSUs under the Plan to Service Providers. Each RSU shall be subject to such terms and conditions, consistent with the Plan, as the Administrator may impose from time to time, subject to the following limitations:

(a)

RSU Award Agreement. Each Award of RSUs will be evidenced by an Award Agreement that will specify the terms, conditions, and restrictions related to the grant, including the number of RSUs and such other terms and conditions as the Administrator, in its sole discretion, will determine.

(b)

Vesting Criteria and Other Terms. The Administrator will set vesting criteria in its discretion, which, depending on the extent to which the criteria are met, will determine the number of RSUs that will be paid out to the Participant. The Administrator may set vesting criteria based upon the achievement of Company-wide, business unit, or individual goals (including, but not limited to, continued employment or Service), or any other basis determined by the Administrator in its discretion.

(c)

Earning Restricted Stock Units. Upon meeting the applicable vesting criteria, the Participant will be entitled to receive a payout as determined by the Administrator. Notwithstanding the foregoing, at any time after the grant of RSUs, the Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

(d)

Form and Timing of Payment. Payment of earned RSUs will be made as soon as practicable after the date(s) determined by the Administrator and set forth in the Award Agreement. The Administrator, in its sole discretion, may settle earned RSUs in cash, Shares, other securities, other property, or a combination of both.

(e)

Voting and Dividend Equivalent Rights. The holders of RSUs shall have no voting rights as the Company’s shareholders. Prior to settlement or forfeiture, RSUs awarded under the Plan may, at the Administrator’s discretion, provide for a right to dividend equivalents. Such right entitles the holder to be credited with an amount equal to all dividends paid on one Share while the RSU is outstanding. Dividend equivalents may be converted into additional RSUs. Settlement of dividend equivalents may be made in the form of cash, Shares, other securities, other property, or in a combination of the

Annex G-11

foregoing. Prior to distribution, any dividend equivalents shall be subject to the same conditions and restrictions as the RSUs to which they attach.

(f)	Cancellation. On the date set forth in the Award Agreement, all unearned RSUs will be forfeited to the Company.

11.

Other Stock-Based Awards. Other Stock-Based Awards may be granted either alone, in addition to, or in tandem with, other Awards granted under the Plan and/or cash awards made outside of the Plan. The Administrator shall have authority to determine the Service Providers to whom and the time or times at which Other Stock-Based Awards shall be made, the amount of such Other Stock-Based Awards, and all other conditions of the Other Stock-Based Awards including any dividend and/or voting rights.

12.	Vesting.

(a)

Vesting Conditions. Each Award may or may not be subject to vesting, a Period of Restriction, and/or other conditions as the Administrator may determine. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Award Agreement. Vesting conditions may include Service-based conditions, performance-based conditions, such other conditions as the Administrator may determine, or any combination thereof. An Award Agreement may provide for accelerated vesting upon certain specified events.

(b)

Performance Criteria. The Administrator may establish performance-based conditions for an Award which may be based on the attainment of specific levels of performance of the Company (and/or one or more Subsidiaries, divisions, business segments or operational units, or any combination of the foregoing) and may include, without limitation, any of the following: (i) net earnings or net income (before or after taxes); (ii) basic or diluted earnings per share (before or after taxes); (iii) revenue or revenue growth (measured on a net or gross basis); (iv) gross profit or gross profit growth; (v) operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on assets, capital, invested capital, equity, or sales); (vii) cash flow (including, but not limited to, operating cash flow, free cash flow, net cash provided by operations and cash flow return on capital); (viii) financing and other capital raising transactions (including, but not limited to, sales of the Company’s equity or debt securities); (ix) earnings before or after taxes, interest, depreciation and/or amortization; (x) gross or operating margins; (xi) productivity ratios; (xii) share price (including, but not limited to, growth measures and total shareholder return); (xiii) expense targets; (xiv) margins; (xv) productivity and operating efficiencies; (xvi) customer satisfaction; (xvii) customer growth; (xviii) working capital targets; (xix) measures of economic value added; (xx) inventory control; (xxi) enterprise value; (xxii) sales; (xxiii) debt levels and net debt; (xxiv) combined ratio; (xxv) timely launch of new facilities; (xxvi) client retention; (xxvii) employee retention; (xxviii) timely completion of new product rollouts; (xxix) cost targets; (xxx) reductions and savings; (xxxi) productivity and efficiencies; (xxxii) strategic partnerships or transactions; and (xxxiii) personal targets, goals or completion of projects. Any one or more of the performance criteria may be used on an absolute or relative basis to measure the performance of the Company and/or one or more Subsidiaries as a whole or any business unit(s) of the Company and/or one or more Subsidiaries or any combination thereof, as the Administrator may deem appropriate, or any of the above performance criteria may be compared to the performance of a selected group of comparison or peer companies, or a published or special index that the Administrator, in its sole discretion, deems appropriate, or as compared to various stock market indices. The Administrator also has the authority to provide for accelerated vesting of any Award based on the achievement of performance criteria specified in this paragraph. Any performance criteria that are financial metrics, may be determined in accordance with United States Generally Accepted Accounting Principles (“GAAP”) or may be adjusted when established to include or exclude any items otherwise includable or excludable under GAAP.

(c)

Default Vesting. Unless otherwise set forth in an individual Award Agreement, each Award shall vest over a [three (3) year period, with one-third (1/3) of the Award vesting on each annual anniversary] of the date of grant.

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(d)

Leaves of Absence. Unless the Administrator provides otherwise, vesting of Awards granted hereunder will be suspended during any Employee’s unpaid leave of absence and will resume on the date the Employee returns to work on a regular schedule as determined by the Administrator; provided, however, that no vesting credit will be awarded for the time vesting has been suspended during such leave of absence. A Service Provider will not cease to be an Employee in the case of (i) any leave of absence approved by the Company or the employing Subsidiary, although any leave of absence not provided for in the applicable employee manual of the Company or employing Subsidiary needs to be approved by the Administrator, or (ii) transfers between locations of the Company or between the Company, its Parent, or any Subsidiary. For purposes of Incentive Stock Options, no leave of absence may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company or employing Subsidiary is not so guaranteed, then three (3) months following the 91st day of such leave any Incentive Stock Option held by the Participant will cease to be treated as an Incentive Stock Option and will be treated for federal tax purposes as a Nonqualified Stock Option.

(e)

In the event a Service Provider’s regular level of time commitment in the performance of services for the Company, its Parent, or any Subsidiary is reduced (for example, and without limitation, if the Service Provider is an Employee of the Company and the Employee has a change in status from a full-time Employee to a part-time Employee) after the date of grant of any Award to the Service Provider, the Administrator has the right in its sole discretion to (i) make a corresponding reduction in the number of Shares subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Service Provider will have no right with respect to any portion of the Award that is so reduced or extended.

13.

Non-Transferability of Awards. Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner, except to the Participant’s estate or legal representative, and may be exercised, during the lifetime of the Participant, only by the Participant, although the Administrator, in its discretion, may permit Award transfers for purposes of estate planning or charitable giving. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

14.	Adjustments; Dissolution or Liquidation; Change in Control.

(a)

Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, share split, reverse share split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares occurs such that an adjustment is determined by the Administrator (in its sole discretion) to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Administrator shall, in such manner as it may deem equitable, adjust the number and class of Shares which may be delivered under the Plan, the number, class and price of Shares subject to outstanding awards, and the numerical limits in Section 4. Notwithstanding the preceding, the number of Shares subject to any Award always shall be a whole number.

(b)

Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for a Participant to have the right to exercise an Award, to the extent applicable, until ten (10) days prior to such transaction as to all of the Shares covered thereby, including Shares as to which the Award would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase option or forfeiture rights applicable to any Award shall lapse 100%, and that any Award vesting shall accelerate

Annex G-13

100%, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously vested and, if applicable, exercised, an Award will terminate immediately prior to the consummation of such proposed action.

(c)	Change in Control.

(i)

In the event of a Change in Control, each outstanding Award shall be assumed or an equivalent award substituted by the acquiring or successor corporation or a parent of the acquiring or successor corporation.

(ii)

Unless determined otherwise by the Administrator, in the event that the successor corporation refuses to assume or substitute for the Award, the Participant shall fully vest in and have the right to exercise the Award as to all of the Shares, including those as to which it would not otherwise be vested or exercisable, all applicable restrictions will lapse, and all performance objectives and other vesting criteria will be deemed achieved at targeted levels. If a Stock Option is not assumed or substituted in the event of a Change in Control, the Administrator shall notify the Participant in writing or electronically that the Stock Option shall be exercisable, to the extent vested, for a period of up to fifteen (15) days from the date of such notice, and the Stock Option shall terminate upon the expiration of such period.

(iii)

For the purposes of this Section 14(c), the Award shall be considered assumed if, following the Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Change in Control, the consideration (whether shares, cash, or other securities or property) received in the Change in Control by holders of Shares for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control is not solely common shares of the acquiring or successor corporation or its parent, the Administrator may, with the consent of the acquiring or successor corporation, provide for the consideration to be received, for each Share subject to the Award, to be solely common shares of the acquiring or successor corporation or its parent equal in fair market value to the per share consideration received by holders of Shares in the Change in Control. Payments under this provision may be delayed to the same extent that payment of consideration to the holders of the Shares in connection with the Change in Control is delayed as a result of escrows, earn outs, holdbacks, or any other contingencies. Notwithstanding anything herein to the contrary, an Award that vests, is earned, or is paid out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or the acquiring or successor corporation modifies any of such performance goals without the Participant’s consent; provided, however, that a modification to such performance goals only to reflect the acquiring or successor corporation’s post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

15.	Taxes.

(a)

General. It is a condition to each Award under the Plan that a Participant or such Participant’s successor shall make such arrangements that may be necessary, in the opinion of the Administrator or the Company, for the satisfaction of any federal, state, local, or foreign withholding tax obligations that arise in connection with any Award granted under the Plan. The Company shall not be required to issue any Shares or make any cash payment under the Plan unless such obligations are satisfied.

(b)

Share Withholding. To the extent that Applicable Laws subject a Participant to tax withholding obligations, the Administrator may permit such Participant to satisfy all or part of such obligations by having the Company, its Parent, or a Subsidiary withhold all or a portion of any Share that otherwise would be issued to such Participant or by surrendering all or a portion of any Share that the Participant previously acquired. Such Share shall be valued on the date withheld or surrendered. Any payment of taxes by assigning Shares to the Company, its Parent, or a Subsidiary may be subject to restrictions,

Annex G-14

including any restrictions required by the Securities and Exchange Commission, accounting, or other rules.

(c)

Discretionary Nature of Plan. The benefits and rights provided under the Plan are wholly discretionary and, although provided by the Company, do not constitute regular or periodic payments. No Employee, Consultant, Director, or other Person shall have any claim to be granted any Award under this Plan, and there is no obligation for uniformity of treatment of employees, Participants or holders or beneficiaries of Awards under this Plan. The terms and conditions of Awards need not be the same with respect to each recipient. Any Award granted under this Plan shall be a one-time Award that does not constitute a promise of future grants. Unless otherwise required by Applicable Laws, the benefits and rights provided under the Plan are not to be considered part of a Participant’s salary or compensation or for purposes of calculating any severance, resignation, redundancy or other end of service payments, vacation, bonuses, long-term service awards, indemnification, pension or retirement benefits, or any other payments, benefits, or rights of any kind. By acceptance of an Award, a Participant waives any and all rights to compensation or damages as a result of the termination of Service for any reason whatsoever insofar as those rights result or may result from this Plan or any Award.

(d)

Code Section 409A. With respect to Awards subject to Code Section 409A, this Plan is intended to comply with the requirements of Code Section 409A and the provisions of this Plan and any Award Agreement shall be construed and interpreted in accordance with such intent, and the Plan shall be operated accordingly. If any provision of this Plan or any term or condition of any Award would otherwise frustrate or conflict with this intent, the provision, term or condition shall be interpreted and deemed amended so as to avoid this conflict. Notwithstanding anything in the Plan to the contrary, if the Plan Administrator considers a Participant to be a “specified employee” under Code Section 409A at the time of such Participant’s “separation from service” (as defined in Code Section 409A), and any amount hereunder that is “deferred compensation” subject to Code Section 409A, any distribution of such amount that otherwise would be made to such Participant with respect to an Award as a result of such “separation from service” shall not be made until the date that is six months after such “separation from service,” except to the extent that earlier distribution would not result in such Participant’s incurring interest or additional tax under Code Section 409A. If an Award includes a “series of installment payments” (within the meaning of Section 1.409A-2(b)(2)(iii) of the Treasury Regulations), a Participant’s right to such series of installment payments shall be treated as a right to a series of separate payments and not as a right to a single payment, and if an Award includes “dividend equivalents” (within the meaning of Section 1.409A-3(e) of the Treasury Regulations), a Participant’s right to such dividend equivalents shall be treated separately from the right to other amounts under the Award.

(e)

Deferral of Award Settlement. The Administrator, in its discretion, may permit selected Participants to elect to defer distributions of Restricted Stock or RSUs in accordance with procedures established by the Administrator to assure that such deferrals comply with applicable requirements of the Code. Any deferred distribution, whether elected by the Participant or specified by the Award Agreement or the Administrator, shall comply with Code Section 409A, to the extent applicable.

(f)

Limitation on Liability. Neither the Company, nor its Parent, nor any Subsidiary, nor any person serving as Administrator shall have any liability to a Participant in the event an Award held by the Participant fails to achieve its intended characterization under applicable tax law.

16.

No Rights as a Service Provider. Neither the Plan, nor an Award Agreement, nor any Award shall confer upon a Participant any right with respect to continuing a relationship as a Service Provider, nor shall they interfere in any way with the right of the Participant or the right of the Company, its Parent, or any Subsidiary to terminate such relationship at any time, with or without cause.

17.

Recoupment Policy. All Awards granted under the Plan, all amounts paid under the Plan and all Shares issued under the Plan shall be subject to reduction, recoupment, clawback, or recovery by the Company in

Annex G-15

accordance with Applicable Laws and with Company policy (whenever adopted) regarding same, whether or not such policy is intended to satisfy the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Sarbanes-Oxley Act, or other Applicable Laws, as well as any implementing regulations and/or listing standards.

18.

Term of Plan. The Plan will become effective pursuant to the resolution adopting the Plan by the Board. Unless terminated earlier under Section 19, the Plan will continue in effect for a term of ten (10) years.

19.	Amendment and Termination of the Plan.

(a)	Amendment and Termination. The Board may at any time amend, alter, suspend, or terminate the Plan.

(b)

Shareholder Approval. The Company may obtain shareholder approval of any Plan amendment to the extent necessary or, as determined by the Administrator in its sole discretion, desirable to comply with Applicable Laws, including any amendment that (i) increases the number of Shares available for issuance under the Plan or (ii) changes the persons or class of persons eligible to receive Awards.

(c)

Effect of Amendment or Termination. No amendment, alteration, suspension, or termination of the Plan will materially impair the rights of any Participant with respect to outstanding Awards, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

20.	Conditions Upon Issuance of Shares.

(a)

Legal Compliance. Shares will not be issued pursuant to an Award unless the exercise of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

(b)

Investment Representations. As a condition to the exercise or receipt of an Award, the Company may require the person exercising or receiving such Award to represent and warrant at the time of any such exercise or receipt that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required or desirable.

21.

Severability. Notwithstanding any contrary provision of the Plan or an Award Agreement, if any one or more of the provisions (or any part thereof) of this Plan or an Award Agreement shall be held invalid, illegal, or unenforceable in any respect, such provision shall be modified so as to make it valid, legal, and enforceable, and the validity, legality, and enforceability of the remaining provisions (or any part thereof) of the Plan or Award Agreement, as applicable, shall not in any way be affected or impaired thereby.

22.

Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority will not have been obtained.

23.

Shareholder Approval. The Plan will be subject to approval by the shareholders of the Company within twelve (12) months after the date the Plan is adopted. Such shareholder approval will be obtained in the manner and to the degree required under Applicable Laws. All Awards hereunder are contingent on approval of the Plan by shareholders. Notwithstanding any other provision of this Plan, if the Plan is not approved by the shareholders within twelve (12) months after the date the Plan is adopted, the Plan and any Awards hereunder shall be automatically terminated.

24.	Choice of Law. The Plan will be governed by and construed in accordance with the internal laws of the State of Delaware, without reference to any choice of law principles.

Annex G-16

Annex H

Execution Version

LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”) is made and entered into as of November 13, 2022 by and among (i) TLG Acquisition One Corp., a Delaware corporation (together with its successors, “Parent”), (ii) Electriq Power, Inc., a Delaware corporation (the “Company”), and (iii) the undersigned Persons (each, a “Holder”).

WHEREAS, Parent, Eagle Merger Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”), and the Company contemporaneously entered into that certain Merger Agreement, as of the date first set forth above (as amended from time to time in accordance with the terms thereof, the “Merger Agreement”), pursuant to which, among other matters, upon the consummation of the transactions contemplated thereby (the “Closing”), Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”), and as a result of which all of the issued and outstanding capital stock of the Company immediately prior to the Closing shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, in exchange for the right to receive newly issued Parent Class A Common Stock, all upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the DGCL;

WHEREAS, as of the date hereof, each Holder is a holder of equity securities of the Company in such amounts and classes or series as set forth underneath Holder’s name on the signature page hereto; and

WHEREAS, pursuant to the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties desire to enter into this Agreement, pursuant to which any shares of Parent Class A Common Stock to be received by a Holder in connection with the Merger or the transactions contemplated thereby (all such securities, together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted, the “Restricted Securities”) shall become subject to limitations on disposition as set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereby agree as follows:

1.    Definitions.

(a)    Any capitalized term used but not defined in this Agreement will have the meaning ascribed to such term in the Merger Agreement.

(b)    “Permitted Transfer” means a Transfer made: (i) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family or an Affiliate of such individual, or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; (v) if the Holder is not a natural person, by pro rata distribution by the Holder to its members, current and former general and limited partners, or stockholders pursuant to the Holder’s organizational documents or related agreements as in effect from time to time, provided that a transfer pursuant to this subsection (v) shall be permitted only if, as a precondition to such transfer, the transferee agrees in a written document, reasonably satisfactory in form and substance to Parent, to be bound by all of the terms of this Agreement; (vi) by virtue of applicable law or the Holder’s organizational documents upon liquidation or dissolution of Holder; or (vii) in the event of Parent’s liquidation, merger, capital stock

Annex H-1

exchange or other similar transaction which results in all of Parent’s stockholders having the right to exchange their shares of Parent Class A Common Stock for cash, securities or other property subsequent to the Closing Date.

(c)    “Liquidity Event” means a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Parent’s stockholders having the right to exchange their shares of Parent Common Stock for cash, securities or other property.

(d)    “Trading Day” means a day on which the New York Stock Exchange is open for trading.

(e)    “Transfer” means (i) the sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, hedge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, with respect to, any security, (ii) the entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction, including the filing of a registration statement, specified in clause (i) or (ii).

(f)    “VWAP” means, as of any Trading Day, the volume weighted average price per share of Parent Class A Common Stock, or any successor security thereto on the New York Stock Exchange (as reported by Bloomberg L.P. (or its successor) or if not available, by Dow Jones & Company Inc.).

2.    Lock-up Provisions. Each Holder hereby agrees not to Transfer any of the Restricted Securities from and after the Closing and until the earlier of (i) the six (6) month anniversary of the Closing Date and (ii) the date following the Closing Date on which Parent completes a Liquidity Event (such earlier date, the “Lock-Up Period.” Notwithstanding the Lock-Up Period, if, after the Closing Date, the VWAP of Parent Class A Common Stock equals or exceeds (a) $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 Trading Days within any 30-Trading Day period, 10% of the Restricted Securities of such Holder shall be released from the lock-up transfer restrictions contemplated by this Agreement or (b) $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 Trading Days within any 30-Trading Day period, an additional 10% of the Restricted Securities of such Holder shall be released from the lock-up transfer restrictions contemplated by this Agreement.

3.    Transfer Restrictions.

(a)    The restrictions set forth in Section 2 shall not apply to the Transfer of any or all of the Restricted Securities owned by a Holder made in respect of a Permitted Transfer; provided, that in case of a Permitted Transfer during the Lock-Up Period, it shall be a condition to such Transfer that the transferee executes and delivers to Parent an agreement, in substantially the same form of this Agreement, stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Agreement applicable to such Holder, and there shall be no further Transfer of such Restricted Securities except in accordance with this Agreement.

(b)    If any Transfer is made or attempted contrary to the provisions of this Agreement, such purported Transfer shall be null and void ab initio, and Parent shall refuse to recognize any such purported transferee of the Restricted Securities as one of its equity holders for any purpose.

(c)    During the Lock-up Period, stop transfer orders shall be placed against the Restricted Securities and each certificate or book entry position statement evidencing any Restricted Securities shall be stamped or

Annex H-2

otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF NOVEMBER 13, 2022, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”), THE ISSUER’S SECURITY HOLDER NAMED THEREIN AND CERTAIN OTHER PARTIES NAMED THEREIN. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(d)    For the avoidance of any doubt, (i) each Holder shall retain all of its rights as a stockholder of Parent during the Lock-up Period, including the right to vote, and to receive any dividends and distributions in respect of, any Restricted Securities, and (ii) the restrictions contained in Section 2 shall not apply to any Parent Class A Common Stock or other securities of Parent acquired by each Holder in open market transactions or to any Parent Class A Common Stock (or other securities of Parent) other than the Restricted Securities.

4.    Miscellaneous.

(a)    Termination of Merger Agreement. Notwithstanding anything to the contrary contained herein, in the event that the Merger Agreement is terminated in accordance with its terms prior to the Closing, this Agreement and all rights and obligations of the parties hereunder shall automatically terminate and be of no further force or effect.

(b)    Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. This Agreement and all obligations of each Holder are personal to such Holder and may not be transferred or delegated by such Holder at any time without the prior written consent of Parent, the Company and Sponsor. Each of Parent and the Company may freely assign any or all of its rights under this Agreement, in whole or in part, to any successor entity (whether by merger, consolidation, equity sale, asset sale or otherwise) without obtaining the consent or approval of any Holder. Any purported assignment in violation of this Section 4(b) shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee.

(c)    Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a party hereto or thereto or a successor or permitted assign of such a party; provided, that TLG Acquisition Founder LLC, a Delaware limited liability company (“Sponsor”), shall be an express third party beneficiary of this Agreement and shall have the right to enforce the terms of this Agreement directly against Holder as if Sponsor were an original party hereto.

(d)    Governing Law; Jurisdiction; Waiver of Jury Trial; Remedies. This Agreement and all related Actions shall be governed by and construed in accordance with the internal Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware. THE PARTIES HERETO EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES HERETO EACH HEREBY AGREE AND CONSENT THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL

Annex H-3

WITHOUT A JURY AND THAT THE PARTIES HERETO MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. The parties hereto expressly incorporate by reference Section 8.8 (Jurisdiction; Venue; Service of Process; Jury Waiver) of the Merger Agreement and, subject to Section 4(j) hereof, Section 8.9 (Specific Enforcement) of the Merger Agreement to apply to this Agreement mutatis mutandis, with references to the Merger Agreement therein deemed to reference this Agreement and references to the “Parties” thereunder deemed to reference the parties hereto.

(e)    Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

(f)    Construction; Interpretation. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No party hereto, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any such party. Unless otherwise indicated to the contrary herein by the context or use thereof: (i) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (ii) masculine gender shall also include the feminine and neutral genders, and vice versa; (iii) words importing the singular shall also include the plural, and vice versa; (iv) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (v) references to “$” or “dollar” or “US$” shall be references to United States dollars; (vi) the word “or” is disjunctive but not necessarily exclusive; (vii) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (viii) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (ix) all references to Articles or Sections are to Articles or Sections of this Agreement; and (x) all references to any Law will be to such Law as amended, supplemented or otherwise modified from time to time. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(g)    Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) when delivered in person, when delivered by e-mail (having obtained electronic delivery confirmation thereof), or when sent by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other parties hereto as follows:

If to Parent prior to the Closing, to:	With a copy (which will not constitute notice) to:

TLG Acquisition One Corp. 515 Flagler Drive, Suite 520 West Palm Beach, FL 33401	Gibson, Dunn & Crutcher LLP 811 Main Street, Suite 3000 Houston, TX 77002-6117
Attention: Michael Lawrie	Attn:	Gerald M. Spedale
Email: Mikelawrie@tlgholding.com		Chris Trester
	Email:	gspedale@gibsondunn.com
ctrester@gibsondunn.com

Annex H-4

If to the Company prior to the Closing or to Parent or the Company after the Closing, to:	With a copy (which shall not constitute notice) to:

Electriq Power, Inc.	Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas, 11th Floor
625 N. Flagler Drive	New York, New York 10105
West Palm Beach, FL 33401	Attention:	David Landau
Attention: Legal Department		Anthony Ain
Email: Jim.vanhoof@electriqpower.com	Email:	dlandau@egsllp.com
Phone Number: 860-996-2411		aain@egsllp.com

If to a Holder, to: the address set forth below such Holder’s name on the signature page to this Agreement.

(h)    Amendments and Waivers. This Agreement may be amended or modified only with the written consent of Parent, the Company, Sponsor and the Holders representing a majority of the Restricted Securities then outstanding. The observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the party against whom enforcement of such waiver is sought. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(i)    Authorization on Behalf of Parent. In the event that a Holder or a Holder’s Affiliate serves as a director, officer, employee or other authorized agent of Parent or any of its current or future Affiliates, such Holder and/or such Holder’s Affiliate shall have no authority, express or implied, to act or make any determination on behalf of Parent or any of its current or future Affiliates in connection with this Agreement or any dispute or Action with respect hereto.

(j)    Specific Performance. Each Holder acknowledges that its obligations under this Agreement are unique, recognizes and affirms that in the event of a breach of this Agreement by such Holder, money damages will be inadequate and Parent and the Company will have no adequate remedy at law, and agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by such Holder in accordance with their specific terms or were otherwise breached. Accordingly, each of Parent and the Company (or Sponsor on their behalf) shall be entitled to an injunction or restraining order to prevent breaches of this Agreement by a Holder and to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.

(k)    Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled; provided that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Merger Agreement or any Ancillary Agreements. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of Parent and the Company or any of the obligations of a Holder under any other agreement between such Holder and Parent or the Company or any certificate or instrument executed by such Holder in favor of Parent or the Company, and nothing in any other agreement, certificate or instrument shall limit any of the rights or remedies of Parent or the Company or any of the obligations of such Holder under this Agreement.

(l)    Further Assurances. From time to time, at another party’s written request and without further consideration (but at the requesting party’s reasonable cost and expense), each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

Annex H-5

(m)    Counterparts; Electronic Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. The words “execution,” “signed,” “signature,” and words of like import in this Agreement or in any other certificate, agreement or document related to this Agreement shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, “pdf”, “tif” or “jpg”) and other electronic signatures (including, DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the Delaware Uniform Electronic Transactions Act and any other applicable law. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, shall be disregarded in determining the party’s intent or the effectiveness of such signature.

*    *    *    *    *

Annex H-6

IN WITNESS WHEREOF, each of the parties has caused this Lock-up Agreement to be duly executed on its behalf as of the day and year first above written.

TLG ACQUISITION ONE CORP.

By:	/s/ John Michael Lawrie
Name: John Michael Lawrie
Title: Chief Executive Officer

[Signature Page to Lock-up Agreement]

Annex H-7

IN WITNESS WHEREOF, each of the parties has caused this Lock-up Agreement to be duly executed on its behalf as of the day and year first above written.

ELECTRIQ POWER, INC.

By:	/s/ Frank Magnotti
Name: Frank Magnotti
Title: Chief Executive Officer

[Signature Page to Lock-up Agreement]

Annex H-8

IN WITNESS WHEREOF, each of the parties has caused this Lock-up Agreement to be duly executed on its behalf as of the day and year first above written.

HOLDERS

GBIF MANAGEMENT LTD. on behalf of Greensoil Building Innovation Fund (Canadian), LP and Greensoil Building Innovation Fund (International), LP

By:	/s/ Gideon Soesman
Name: Gideon Soesman
Title: Managing Partner

GREENSOIL BUILDING INNOVATION FUND CO-INVESTMENT I, L.P.

By: GBIF MANAGEMENT LTD., its general partner

By:	/s/ Gideon Soesman
Name: Gideon Soesman
Title: Managing Partner

Frank Magnotti

By:	/s/ Frank Magnotti

James Van Hoof

By:	/s/ James Van Hoof

Petrina Thomson

By:	/s/ Petrina Thomson

Jan Klube

By:	/s/ Jan Klube

Francis Evans

By:	/s/ Francis Evans

Pravin Bhagat

By:	/s/ Pravin Bhagat

Troy Anatra

By:	/s/ Troy Anatra

Ozlem Fonda

By:	/s/ Ozlem Fonda

[Signature Page to Lock-up Agreement]

Annex H-9

Annex H-1

FORM OF

FIRST AMENDMENT TO LOCK-UP AGREEMENT

This FIRST AMENDMENT TO LOCK-UP AGREEMENT (this “Amendment”) is made and entered into as of March 22, 2023, by and among TLG Acquisition One Corp., a Delaware corporation (“Parent”), Electriq Power, Inc., a Delaware corporation (the “Company”) and the undersigned Persons (each, a “Holder”). Parent, the Company and each Holder are sometimes referred to individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, the Parties entered into that certain Lock-Up Agreement, dated as of November 13, 2022 (the “Agreement”);

WHEREAS, Section 4(h) of the Agreement provides that the Agreement may be amended or modified only with the written consent of Parent, the Company, Sponsor and the Holders representing a majority of the Restricted Securities then outstanding; and

WHEREAS, the Parties wish to make certain amendments to the Agreement as set forth in this Amendment.

AGREEMENT

NOW THEREFORE, in consideration of the premises and mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the Parties agree as follows:

Section 1.1 Definitions. Except as otherwise indicated, capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Agreement.

Section 1.2 Amendment. The Parties acknowledge and agree that the definition of “Restricted Securities” in the Agreement shall exclude an amount of shares of Parent Class A Common Stock to be received by a Holder in connection with the Merger or the transactions contemplated thereby equal to (i) the aggregate portion of the Closing Merger Consideration allocated to such Holder multiplied by (ii) a fraction, (A) the numerator of which is 25 and (B) the denominator of which is 475.

Section 1.3 No Other Amendments. The Parties agree that all other provisions of the Agreement shall, subject to the amendments expressly set forth in Section 1.2 of this Amendment, continue unmodified, in full force and effect and constitute legal and binding obligations of the Parties in accordance with their terms. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Agreement or any of the documents referred to therein. This Amendment forms an integral and inseparable part of the Agreement.

Section 1.4 References. Each reference to “this Agreement,” “hereof,” “herein,” “hereunder,” “hereby” and each other similar reference contained in the Agreement shall, effective from the date of this Amendment, refer to the Agreement as amended by this Amendment. Notwithstanding the foregoing, references to the date of the Agreement and references in the Agreement, as amended hereby, to “the date hereof,” “the date of this Agreement” and other similar references shall in all instances continue to refer to November 13, 2022, and references to the date of this Amendment and “as of the date of this Amendment” shall refer to March 22, 2023.

Annex H-1-1

Section 1.5 Effect of Amendment. This Amendment shall form a part of the Agreement for all purposes, and each Party thereto and hereto shall be bound hereby. This Amendment shall be deemed to be in full force and effect from and after the execution of this Amendment by the Parties.

Section 1.6 Incorporation by Reference. Each of the provisions under Section 4(d) (Governing Law; Jurisdiction; Waiver of Jury Trial; Remedies), Section 4(f) (Construction; Interpretation) and Section 4(m) (Counterparts; Electronic Signatures) of the Agreement shall be incorporated into this Amendment by reference as if set out in full herein, mutatis mutandis.

Section 1.7 Further Assurances. Each Party shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such Party’s obligations hereunder, necessary to effectuate the transactions and matters contemplated by this Amendment.

[Remainder of Page Left Intentionally Blank; Signature Page Follows]

Annex H-1-2

IN WITNESS WHEREOF, each of the undersigned has executed this Amendment as of the date first written above.

PARENT:

TLG ACQUISITION ONE CORP.

By:
Name:	John Michael Lawrie
Title:	Chief Executive Officer

[Signature Page to Amendment No. 1 to Lock-Up Agreement]

Annex H-1-3

IN WITNESS WHEREOF, each of the undersigned has executed this Amendment as of the date first written above.

COMPANY:

ELECTRIQ POWER, INC.

By:
Name:	Frank Magnotti
Title:	Chief Executive Officer

[Signature Page to Amendment No. 1 to Lock-Up Agreement]

Annex H-1-4

IN WITNESS WHEREOF, each of the undersigned has executed this Amendment as of the date first written above.

HOLDER:

NAME:

By:
Name:
Title:

[Signature Page to Amendment No. 1 to Lock-Up Agreement]

Annex H-1-5

Annex H-2

FORM OF

SECOND AMENDMENT TO LOCK-UP AGREEMENT

This SECOND AMENDMENT TO LOCK-UP AGREEMENT (this “Amendment”) is made and entered into as of June 8, 2023, by and among TLG Acquisition One Corp., a Delaware corporation (“Parent”), Electriq Power, Inc., a Delaware corporation (the “Company”) and the undersigned Persons (each, a “Holder”). Parent, the Company and each Holder are sometimes referred to individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Parent, the Company and certain Holders (the “Original Holders”) entered into that certain Lock-Up Agreement, dated as of November 13, 2022, as amended by the First Amendment to Lock-Up Agreement, dated as of March 22, 2023 (the “Agreement”);

WHEREAS, Section 4(h) of the Agreement provides that the Agreement may be amended or modified only with the written consent of Parent, the Company, Sponsor and the Original Holders representing a majority of the Restricted Securities then outstanding; and

WHEREAS, the Parties wish to make certain amendments to the Agreement as set forth in this Amendment.

AGREEMENT

NOW THEREFORE, in consideration of the premises and mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the Parties agree as follows:

Section 1.1 Definitions. Except as otherwise indicated, capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Agreement.

Section 1.2 Amendments.

(a) The Parties acknowledge and agree that, by and upon execution of this Amendment, each undersigned that was not an original signatory to the Agreement (each, an “Additional Holder”) (i) shall be a party to the Agreement as a “Holder”, (ii) accepts and agrees to be subject to all terms, conditions and obligations of the Agreement as a holder of Restricted Securities, and (iii) shall be entitled to the rights and benefits and subject to the duties and obligations of a Holder thereunder, as applicable, in each case as fully as if such Additional Holder were an Original Holder.

(b) The Parties acknowledge and agree that the definition of “Restricted Securities” in the Agreement shall also (A) exclude an amount of shares of Parent Class A Common Stock to be received by a Holder in connection with the Merger or the transactions contemplated thereby equal to (i) the aggregate portion of the Merger Consideration allocated to such Holder multiplied by (ii) a fraction, (x) the numerator of which is 25 and (y) the denominator of which is 475, (B) include the amount of shares of Parent Class A Common Stock into which each Lawrie Convertible Note will be converted in connection with the Merger, and (C) include any shares of Parent Class A Common Stock received by a Holder in connection with any subscription for shares of Parent Class A Common Stock made in connection with the Merger.

Annex H-2-1

(c) The first sentence of Section 2 of the Agreement is hereby deleted in its entirety and replaced with the following:

“Each Holder hereby agrees not to Transfer any of the Restricted Securities from and after the Closing and until the earlier of (i) the one (1) year anniversary of the Closing Date and (ii) the date following the Closing Date on which Parent completes a Liquidity Event (such earlier date, the “Lock-Up Period).””

Section 1.3 No Other Amendments. The Parties agree that all other provisions of the Agreement shall, subject to the amendments expressly set forth in Section 1.2 of this Amendment, continue unmodified, in full force and effect and constitute legal and binding obligations of the Parties in accordance with their terms. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Agreement or any of the documents referred to therein. This Amendment forms an integral and inseparable part of the Agreement.

Section 1.4 References. Each reference to “this Agreement,” “hereof,” “herein,” “hereunder,” “hereby” and each other similar reference contained in the Agreement shall, effective from the date of this Amendment, refer to the Agreement as amended by this Amendment. Notwithstanding the foregoing, references to the date of the Agreement and references in the Agreement, as amended hereby, to “the date hereof,” “the date of this Agreement” and other similar references shall in all instances continue to refer to November 13, 2022, and references to the date of this Amendment and “as of the date of this Amendment” shall refer to June 8, 2023.

Section 1.5 Effect of Amendment. This Amendment shall form a part of the Agreement for all purposes, and each Party thereto and hereto shall be bound hereby. This Amendment shall be deemed to be in full force and effect from and after the execution of this Amendment by the Parties.

Section 1.6 Incorporation by Reference. Each of the provisions under Section 4(d) (Governing Law; Jurisdiction; Waiver of Jury Trial; Remedies), Section 4(f) (Construction; Interpretation) and Section 4(m) (Counterparts; Electronic Signatures) of the Agreement shall be incorporated into this Amendment by reference as if set out in full herein, mutatis mutandis.

Section 1.7 Further Assurances. Each Party shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such Party’s obligations hereunder, necessary to effectuate the transactions and matters contemplated by this Amendment.

[Remainder of Page Left Intentionally Blank; Signature Page Follows]

Annex H-2-2

IN WITNESS WHEREOF, each of the undersigned has executed this Amendment as of the date first written above.

PARENT:

TLG ACQUISITION ONE CORP.

By:
Name:	John Michael Lawrie
Title:	Chief Executive Officer

Annex H-2-3

COMPANY:

ELECTRIQ POWER, INC.

By:
Name:	Frank Magnotti
Title:	Chief Executive Officer

Annex H-2-4

HOLDER:

NAME:

By:
Name:
Title:

Annex H-2-5

Annex I

Execution Version

LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”) is made and entered into as of June 8, 2023 by and among (i) TLG Acquisition One Corp., a Delaware corporation (together with its successors, “Parent”), (ii) Electriq Power, Inc., a Delaware corporation (the “Company”), and (iii) the undersigned Persons (each, a “Holder”).

WHEREAS, Parent, Eagle Merger Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”), and the Company contemporaneously entered into that certain Merger Agreement, as of November 13, 2022 (as amended from time to time in accordance with the terms thereof, the “Merger Agreement”), pursuant to which, among other matters, upon the consummation of the transactions contemplated thereby (the “Closing”), Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”), and as a result of which all of the issued and outstanding capital stock of the Company immediately prior to the Closing shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, in exchange for the right to receive newly issued Parent Class A Common Stock or Parent Series A Preferred Stock, as applicable, all upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the DGCL;

WHEREAS, as of the date hereof, each Holder is a holder of equity securities of the Company in such amounts and classes or series as set forth underneath Holder’s name on the signature page hereto; and

WHEREAS, pursuant to the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties desire to enter into this Agreement, pursuant to which any shares of Parent Class A Common Stock to be received by a Holder in connection with the Merger or the transactions contemplated thereby (all such securities, together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted, the “Restricted Securities”) shall become subject to limitations on disposition as set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereby agree as follows:

1. Definitions.

(a) Any capitalized term used but not defined in this Agreement will have the meaning ascribed to such term in the Merger Agreement.

(b) “Permitted Transfer” means a Transfer made: (i) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family or an Affiliate of such individual, or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; (v) if the Holder is not a natural person, by pro rata distribution by the Holder to its members, current and former general and limited partners, or stockholders pursuant to the Holder’s organizational documents or related agreements as in effect from time to time, provided that a transfer pursuant to this subsection (v) shall be permitted only if, as a precondition to such transfer, the transferee agrees in a written document, reasonably satisfactory in form and substance to Parent, to be bound by all of the terms of this Agreement; (vi) by virtue of applicable law or the Holder’s organizational documents

Annex I-1

upon liquidation or dissolution of Holder; or (vii) in the event of Parent’s liquidation, merger, capital stock exchange or other similar transaction which results in all of Parent’s stockholders having the right to exchange their shares of Parent Class A Common Stock for cash, securities or other property subsequent to the Closing Date.

(c) “Liquidity Event” means a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Parent’s stockholders having the right to exchange their shares of Parent Common Stock for cash, securities or other property.

(d) “Transfer” means (i) the sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, hedge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, with respect to, any security, (ii) the entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction, including the filing of a registration statement, specified in clause (i) or (ii).

2. Lock-up Provisions. Each Holder hereby agrees not to Transfer any of the Restricted Securities from and after the Closing and until the earlier of (i) the nine (9) month anniversary of the Closing Date and (ii) the date following the Closing Date on which Parent completes a Liquidity Event (such earlier date, the “Lock-Up Period;” provided that 25% of the Restricted Securities of such Holder shall be released from the lock-up transfer restrictions contemplated by this Agreement at the three (3) month anniversary of the Closing Date.

3. Transfer Restrictions.

(a) The restrictions set forth in Section 2 shall not apply to the Transfer of any or all of the Restricted Securities owned by a Holder made in respect of a Permitted Transfer; provided, that in case of a Permitted Transfer during the Lock-Up Period, it shall be a condition to such Transfer that the transferee executes and delivers to Parent an agreement, in substantially the same form of this Agreement, stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Agreement applicable to such Holder, and there shall be no further Transfer of such Restricted Securities except in accordance with this Agreement.

(b) If any Transfer is made or attempted contrary to the provisions of this Agreement, such purported Transfer shall be null and void ab initio, and Parent shall refuse to recognize any such purported transferee of the Restricted Securities as one of its equity holders for any purpose.

(c) During the Lock-up Period, stop transfer orders shall be placed against the Restricted Securities and each certificate or book entry position statement evidencing any Restricted Securities shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF JUNE 8, 2023, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”), THE ISSUER’S SECURITY HOLDER NAMED THEREIN AND CERTAIN OTHER PARTIES NAMED THEREIN. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(d) For the avoidance of any doubt, (i) each Holder shall retain all of its rights as a stockholder of Parent during the Lock-up Period, including the right to vote, and to receive any dividends and distributions in

Annex I-2

respect of, any Restricted Securities, and (ii) the restrictions contained in Section 2 shall not apply to any Parent Class A Common Stock or other securities of Parent acquired by each Holder in open market transactions or to any Parent Class A Common Stock (or other securities of Parent) other than the Restricted Securities.

4. Miscellaneous.

(a) Termination of Merger Agreement. Notwithstanding anything to the contrary contained herein, in the event that the Merger Agreement is terminated in accordance with its terms prior to the Closing, this Agreement and all rights and obligations of the parties hereunder shall automatically terminate and be of no further force or effect.

(b) Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. This Agreement and all obligations of each Holder are personal to such Holder and may not be transferred or delegated by such Holder at any time without the prior written consent of Parent, the Company and Sponsor. Each of Parent and the Company may freely assign any or all of its rights under this Agreement, in whole or in part, to any successor entity (whether by merger, consolidation, equity sale, asset sale or otherwise) without obtaining the consent or approval of any Holder. Any purported assignment in violation of this Section 4(b) shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee.

(c) Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a party hereto or thereto or a successor or permitted assign of such a party; provided, that TLG Acquisition Founder LLC, a Delaware limited liability company (“Sponsor”), shall be an express third party beneficiary of this Agreement and shall have the right to enforce the terms of this Agreement directly against Holder as if Sponsor were an original party hereto.

(d) Governing Law; Jurisdiction; Waiver of Jury Trial; Remedies. This Agreement and all related Actions shall be governed by and construed in accordance with the internal Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware. THE PARTIES HERETO EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES HERETO EACH HEREBY AGREE AND CONSENT THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES HERETO MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. The parties hereto expressly incorporate by reference Section 8.8 (Jurisdiction; Venue; Service of Process; Jury Waiver) of the Merger Agreement and, subject to Section 4(j) hereof, Section 8.9 (Specific Enforcement) of the Merger Agreement to apply to this Agreement mutatis mutandis, with references to the Merger Agreement therein deemed to reference this Agreement and references to the “Parties” thereunder deemed to reference the parties hereto.

(e) Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby

Annex I-3

is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

(f) Construction; Interpretation. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No party hereto, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any such party. Unless otherwise indicated to the contrary herein by the context or use thereof: (i) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (ii) masculine gender shall also include the feminine and neutral genders, and vice versa; (iii) words importing the singular shall also include the plural, and vice versa; (iv) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (v) references to “$” or “dollar” or “US$” shall be references to United States dollars; (vi) the word “or” is disjunctive but not necessarily exclusive; (vii) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (viii) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (ix) all references to Articles or Sections are to Articles or Sections of this Agreement; and (x) all references to any Law will be to such Law as amended, supplemented or otherwise modified from time to time. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(g) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) when delivered in person, when delivered by e-mail (having obtained electronic delivery confirmation thereof), or when sent by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other parties hereto as follows:

If to Parent prior to the Closing, to: TLG Acquisition One Corp. 515 Flagler Drive, Suite 520 West Palm Beach, FL 33401 Attention: Michael Lawrie Email: Mikelawrie@tlgholding.com

With a copy (which will not constitute notice) to:

Gibson, Dunn & Crutcher LLP

811 Main Street, Suite 3000

Houston, TX 77002-6117

Attn: Gerald M. Spedale

 Chris Trester

Email: gspedale@gibsondunn.com

    ctrester@gibsondunn.com

If to the Company prior to the Closing or to Parent or the Company after the Closing, to:

Electriq Power, Inc.
625 N. Flagler Drive
West Palm Beach, FL 33401
Attention: Legal Department
Email: Jim.vanhoof@electriqpower.com

Phone Number: 860-996-2411

With a copy (which shall not constitute notice) to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor
New York, New York 10105

Attention: David Landau

 Anthony Ain

Email: dlandau@egsllp.com

    aain@egsllp.com

Annex I-4

If to a Holder, to: the address set forth below such Holder’s name on the signature page to this Agreement.

(h) Amendments and Waivers. This Agreement may be amended or modified only with the written consent of Parent, the Company, Sponsor and the Holders representing a majority of the Restricted Securities then outstanding. The observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the party against whom enforcement of such waiver is sought. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(i) Authorization on Behalf of Parent. In the event that a Holder or a Holder’s Affiliate serves as a director, officer, employee or other authorized agent of Parent or any of its current or future Affiliates, such Holder and/or such Holder’s Affiliate shall have no authority, express or implied, to act or make any determination on behalf of Parent or any of its current or future Affiliates in connection with this Agreement or any dispute or Action with respect hereto.

(j) Specific Performance. Each Holder acknowledges that its obligations under this Agreement are unique, recognizes and affirms that in the event of a breach of this Agreement by such Holder, money damages will be inadequate and Parent and the Company will have no adequate remedy at law, and agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by such Holder in accordance with their specific terms or were otherwise breached. Accordingly, each of Parent and the Company (or Sponsor on their behalf) shall be entitled to an injunction or restraining order to prevent breaches of this Agreement by a Holder and to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.

(k) Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled; provided that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Merger Agreement or any Ancillary Agreements. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of Parent and the Company or any of the obligations of a Holder under any other agreement between such Holder and Parent or the Company or any certificate or instrument executed by such Holder in favor of Parent or the Company, and nothing in any other agreement, certificate or instrument shall limit any of the rights or remedies of Parent or the Company or any of the obligations of such Holder under this Agreement.

(l) Further Assurances. From time to time, at another party’s written request and without further consideration (but at the requesting party’s reasonable cost and expense), each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(m) Counterparts; Electronic Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. The words “execution,” “signed,” “signature,” and words of like import in this Agreement or in any other certificate, agreement or document related to this Agreement shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, “pdf”, “tif” or “jpg”) and other electronic signatures (including, DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the Delaware Uniform Electronic

Annex I-5

Transactions Act and any other applicable law. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, shall be disregarded in determining the party’s intent or the effectiveness of such signature.

*    *    *    *    *

Annex I-6

IN WITNESS WHEREOF, each of the parties has caused this Lock-up Agreement to be duly executed on its behalf as of the day and year first above written.

TLG ACQUISITION ONE CORP.

By:
Name:	John Michael Lawrie
Title:	Chief Executive Officer

Annex I-7

IN WITNESS WHEREOF, each of the parties has caused this Lock-up Agreement to be duly executed on its behalf as of the day and year first above written.

ELECTRIQ POWER, INC.

By:
Name:	Frank Magnotti
Title:	Chief Executive Officer

Annex I-8

IN WITNESS WHEREOF, each of the parties has caused this Lock-up Agreement to be duly executed on its behalf as of the day and year first above written.

Holder:

Name of Holder:

By:
Name:
Title:

Number and Type of the Company Securities:

Company Common Stock:

Company Preferred Stock:

Company Stock Options (Vested and Unvested):

Company Convertible Instruments:

Company Warrants:

Address for Notice:

Address:

Facsimile No.:

Telephone No.:

Email: :

Annex I-9

Annex J

Execution Version

STOCKHOLDERS’ AGREEMENT

THIS STOCKHOLDERS’ AGREEMENT (this “Agreement”), dated as of November 13, 2022, is made by and among (i) TLG Acquisition One Corp. (“Parent”), (ii) TLG Acquisition Founder LLC, a Delaware limited liability company (“Sponsor”), (iii) GBIF Management Ltd. and Greensoil Building Innovation Fund Co-Investment I, L.P. (together, “Greensoil”), and (iv) the stockholders of Parent signatory hereto (collectively, the “Stockholders”). Parent, Sponsor, Greensoil and the Stockholders may be referred to herein each as a “Party” and together as the “Parties.”

RECITALS

WHEREAS, Parent, Eagle Merger Corp. and Electriq Power, Inc., a Delaware corporation (“Company”), have entered into that certain Merger Agreement, dated as of November 13, 2022 (the “Merger Agreement”), pursuant to which, among other things, Company became a wholly owned Subsidiary of Parent; and

WHEREAS, pursuant to Section 1.10 of the Merger Agreement, each of the Parties is required to execute and deliver this Agreement at the Closing.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises, covenants and agreements of the Parties, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the following terms shall have the following meanings:

“Action” means any judicial or administrative action, suit, litigation, arbitration, or proceeding, or any inquiry, audit, demand, examination, hearing, claim, charge, complaint or investigation (in each case, whether civil, criminal or administrative and whether public or private), at law or in equity, pending or brought by or before any Governmental Authority or arbitrator.

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly, controlling, controlled by, or under direct or indirect common control with such specified Person. The term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other ownership interest, by contract or otherwise, and the terms “controlled” and “control” have meanings correlative thereto.

“Agreement” has the meaning set forth in the preamble.

“beneficial ownership,” including the correlative term “beneficially own,” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Board” means the board of directors of Parent.

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“Charter Documents” means the certificate of incorporation and bylaws (or other comparable governing instruments with different names) of an entity, as in effect from time to time.

“Closing” means the closing of the transactions contemplated by the Merger Agreement.

“Company” has the meaning set forth in the Recitals.

“Delaware Courts” has the meaning set forth in Section 4.11.

“Designated Directors” (each, a “Designated Director”) means the Greensoil Director and Sponsor Director.

“Designated Observers” (each, a “Designated Observer”) means the Greensoil Observer and Sponsor Observer.

“Exchange Act” means the Securities Exchange Act of 1934, and any rules and regulations promulgated thereunder.

“Governmental Authority” means any (i) government of any nation, state, city, locality, municipality or other political subdivision thereof, (ii) governmental or quasi-governmental entity of any nature (including any governmental agency or entity and any court or other tribunal) or (iii) any entity exercising or entitled to exercise any executive, legislative, judicial, police, taxing, regulatory or administrative functions of or pertaining to government, including any arbitral tribunal (public or private) or commission.

“Greensoil” has the meaning set forth in the Preamble.

“Greensoil Director” means the individual designated by Greensoil subject to and in accordance with the terms of Section 3.1(b).

“Greensoil Initial Ownership” means the number of shares of issued and outstanding Parent Common Stock (as adjusted for any stock split, stock dividend, recapitalization, reorganization or the like and, for the avoidance of doubt) beneficially owned by Greensoil and its Affiliates as of immediately following the Closing.

“Greensoil Observer” has the meaning set forth in Section 3.4(b).

“Greensoil Observer Termination Event” has the meaning set forth in Section 3.4(b).

“Legal Requirement” or “Law” means any federal, state or local, foreign, national or supranational or other law, act, statute, treaty, constitution, principle of common law, resolution, standard, ordinance, decree, permit, authorization, code, rule or regulation or other binding directive or guidance issued, promulgated or enforced by a Governmental Authority having jurisdiction over a given matter, as well as any Order.

“Merger Agreement” has the meaning set forth in the Recitals.

“Necessary Action” means, with respect to any Party and a specified result, all actions (to the extent such actions are permitted by Law and within such Party’s control) necessary to cause such result, including (i) voting or providing a written consent or proxy with respect to all shares of Parent Common Stock beneficially owned by such Party (including any such shares acquired after the execution of this Agreement), (ii) causing the adoption of stockholders’ resolutions and amendments to the Charter Documents of Parent, (iii) executing agreements and instruments, and (iv) making, or causing to be made, with governmental, administrative or regulatory authorities, all filings, registrations or similar actions that are required to achieve such result.

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“NYSE” means the New York Stock Exchange or any stock exchange on which the Parent Common Stock is traded following the date of this Agreement.

“NYSE Rules” means the rules and regulations of the NYSE.

“Order” means any outstanding writ, order, judgment, injunction, settlement, decision, determination, award, ruling, subpoena, verdict or decree entered, issued, made, or rendered by any Governmental Authority.

“Parent” has the meaning set forth in the Preamble.

“Parent Common Stock” means the Class A Common Stock of Parent, par value $0.0001 per share.

“Party” and “Parties” has the meaning set forth in the preamble.

“Person” means any individual or any corporation, association, partnership, limited liability company, joint venture, joint stock or other company, business trust, trust, organization, Governmental Authority or other entity of any kind.

“SEC” means the Securities and Exchange Commission or any successor agency having jurisdiction under the Securities Act.

“Securities Act” means the Securities Act of 1933, and any rules and regulations promulgated thereunder.

“Sponsor” has the meaning set forth in the Preamble.

“Sponsor Director” means the individual designated by the Sponsor subject to and in accordance with the terms of Section 3.1(a).

“Sponsor Initial Ownership” means the number of shares of issued and outstanding Parent Common Stock (as adjusted for any stock split, stock dividend, recapitalization, reorganization or the like and, for the avoidance of doubt) beneficially owned by Sponsor and its Affiliates as of immediately following the Closing.

“Sponsor Observer” has the meaning set forth in Section 3.4(a).

“Sponsor Observer Termination Event” has the meaning set forth in Section 3.4(a).

“Stockholders” has the meaning set forth in the Preamble.

“Subsidiary” means, with respect to any specified Person, any other Person of which such specified Person, directly or indirectly through one or more Subsidiaries, (i) owns at least 50% of the outstanding equity interests entitled to vote generally in the election of the board of directors or similar governing body of such other Person, or (ii) has the power to generally direct the business and policies of that other Person, whether by contract or as a general partner, managing member, manager, joint venturer, agent or otherwise.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Each of the Parties hereby represents and warrants to each other Party to this Agreement that as of the date such Party executes this Agreement:

Section 2.1 Existence; Authority; Enforceability. Such Party has the power and authority to enter into this Agreement and to carry out such Party’s obligations hereunder. If an entity, such Party is duly organized and

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validly existing under the Laws of its respective jurisdiction of organization, and the execution of this Agreement, and the consummation of the transactions contemplated herein, have been authorized by all necessary action, and no other act or proceeding on its part is necessary to authorize the execution of this Agreement or the consummation of any of the transactions contemplated hereby. This Agreement has been duly executed by such Party and constitutes the legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its terms.

Section 2.2 Absence of Conflicts. The execution and delivery by such Party of this Agreement and the performance of such Party’s obligations hereunder does not and will not (a) conflict with, or result in the breach of any provision of the Charter Documents of such Party; (b) result in any violation, breach, conflict, default or event of default (or an event which with notice, lapse of time, or both, would constitute a default or event of default), or give rise to any right of acceleration or termination or any additional payment obligation, under the terms of any material contract, agreement or permit to which such Party is a party or by which such Party’s assets or operations are bound or affected; or (c) violate any Law applicable to such Party.

Section 2.3 Consents. Other than any consents which have already been obtained, no consent, waiver, approval, authorization, exemption, registration, license or declaration is required to be made or obtained by such Party in connection with (a) the execution, delivery or performance of this Agreement or (b) the consummation of any of the transactions contemplated herein.

ARTICLE III

BOARD OF DIRECTORS MATTERS

Section 3.1 Director Representation.

(a) Sponsor Director Nominee. For the period of time commencing at the Closing and terminating on the date upon which Sponsor and its Affiliates beneficially own one-half (1/2) or less of the Sponsor Initial Ownership, Parent (subject to the exercise of fiduciary duties by the members of the Board) and Stockholder shall take all Necessary Action to include in the slate of nominees recommended by the Board for election as directors at each applicable annual or special meeting of stockholders at which directors are to be elected one individual designated by Sponsor. A Sponsor Director may be, but shall not be required to be, an “independent director” under NYSE Rules.

(b) Greensoil Director Nominee. For the period of time commencing at the Closing and terminating on the date upon which Greensoil and its Affiliates beneficially own one-half (1/2) or less of the Greensoil Initial Ownership, Parent (subject to the exercise of fiduciary duties by the members of the Board) and Stockholder shall take all Necessary Action to include in the slate of nominees recommended by the Board for election as directors at each applicable annual or special meeting of stockholders at which directors are to be elected one individual designated by Greensoil. A Greensoil Director may be, but shall not be required to be, an “independent director” under NYSE Rules.

(c) Decrease in Designated Directors. Upon any decrease in the number of directors that Greensoil or Sponsor is entitled to designate for nomination to the Board pursuant to Sections 3.1(a) or (b), Greensoil or Sponsor, as applicable, shall take all Necessary Action to cause its Designated Director to offer to tender their resignation, effective as of the Parent’s next annual meeting. For avoidance of doubt, any Designated Director resigning pursuant to this Section 3.1(c) shall be permitted to continue serving as a Designated Director until Parent’s next annual meeting.

(d) Removal; Vacancies. Except as provided in this Section 3.1(c), and subject to the Charter Documents of Parent, (i) each of Greensoil and Sponsor shall have the exclusive right to remove its Designated Director designee from the Board (including any committees thereof), and Parent and the Stockholders shall take

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all Necessary Action to cause the removal of any such designee at the request of Sponsor, and (ii) each of Greensoil and Sponsor shall have the exclusive right to designate a director for nomination to the Board to fill vacancies created by reason of the death, removal or resignation of its Designated Director designee to the Board (including any committees thereof upon which such Designated Director was serving at the time of his or her death, removal or resignation), and Parent and Stockholder shall take all Necessary Action to cause any such vacancies to be filled by a replacement director designated by Greensoil or Sponsor as promptly as reasonably practicable, provided that such replacement director is reasonably acceptable to the Board in the good faith exercise of its fiduciary duties. Each of Greensoil and Sponsor shall take all Necessary Action to cause its Designated Director to resign promptly from the Board if such Designated Director, as determined by the Board in good faith after consultation with outside legal counsel, (A) is prohibited or disqualified from serving as a director of Parent under any rule or regulation of the SEC, the NYSE, or by applicable Law, (B) has engaged in acts or omissions constituting a breach of such Designated Director’s fiduciary duties to Parent and its stockholders, (C) has engaged in acts or omissions that involve intentional misconduct or an intentional violation of Law or that, in the good faith judgment of the majority of the disinterested independent directors on the Board, would cause a significant adverse effect on the reputation of Parent, or (D) has engaged in any transaction involving Parent from which such Designated Director derived an improper personal benefit that was not disclosed to the Board prior to the authorization of such transaction; provided, however, that, subject to Sections 3.1(a) and 3.1(b) and the immediately preceding clauses (A)-(D) of this Section 3.1(d), Greensoil or Sponsor, as applicable, shall have the right to replace such resigning Designated Director with a new Designated Director reasonably acceptable to the Board in the exercise of its fiduciary duties, such newly named Designated Director to be appointed promptly to the Board in place of the resigning Designated Director in the manner set forth in the Charter Documents of Parent for filling vacancies on the Board. Greensoil and Sponsor shall provide Parent with such information as is reasonably requested by Parent regarding any person proposed to be nominated as a Designated Director pursuant to this Section 3.1(d).

(e) Confidentiality. Notwithstanding anything to the contrary in the Charter Documents of Parent, any confidentiality policy adopted by the Board or otherwise, a Designated Director and/or a Designated Observer shall be permitted to share with Greensoil or Sponsor, as applicable, any non-public information learned by such Designated Director in his or her capacity as a director or Designated Observer in his or her capacity as a non-voting observer, including communications among Board members in their capacities as directors, for the purpose of Greensoil and Parent monitoring its investment in Parent.

Section 3.2 Agreement to Vote. From the date hereof until the date on which Greensoil and Sponsor no longer have the right to designate a Designated Director under this Agreement (for avoidance of doubt, if only one Person loses the right to designate a Designated Director under this Agreement, this Section 3.2 shall remain in effect until both Greensoil and Sponsor no longer have such right), each Stockholder shall cause all shares of Parent Common Stock that such Stockholder has the right to vote as of the applicable record date to be present in person or by proxy for quorum purposes and to be voted at any meeting of stockholders or at any adjournments or postponements thereof, and to consent in connection with any action by written consent in lieu of a meeting, in favor of each director nominated in accordance with Section 3.1 for election at any such meeting or through any such written consent. Each Stockholder further agrees not to take, directly or indirectly, any action to remove any Designated Director from office unless such removal is for cause as described in Section 3.1(d) or if Greensoil or Sponsor, as applicable, is no longer entitled to nominate such director pursuant to Section 3.1(a) or (b), respectively. Each of Parent and each Stockholder agrees not to take any actions (including granting any proxy, consent, power of attorney or other authorization with respect to any of the shares of Parent Common Stock beneficially owned by such Party, or depositing any such shares or any interest therein in a voting trust or subjecting any such shares or any interest therein to a voting agreement or similar agreement) that would conflict or interfere with or otherwise adversely affect the implementation of this Agreement or the intention of the Parties with respect to the composition of the Board as herein stated.

Section 3.3 Indemnification and Insurance; Compensation and Reimbursement.

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(a) Parent shall enter into customary indemnification agreements with each Designated Director at the Closing and from time to time thereafter.

(b) Parent shall (i) purchase and maintain in effect at all times directors’ and officers’ liability insurance in an amount and pursuant to terms determined by the Board to be reasonable and customary, (ii) for so long as any Sponsor Director serves as a director on the Board, maintain such coverage with respect to such Sponsor Director, and (iii) cause the Charter Documents of Parent (each as may be further amended, modified and/or supplemented from time to time) to at all times provide for the indemnification, exculpation and advancement of expenses of all directors of Parent to the fullest extent permitted under applicable Law; provided, that upon removal or resignation of any Designated Director for any reason, Parent shall take actions reasonably necessary to extend such directors’ and officers’ liability insurance coverage for a period of at least six years from any such event in respect of any act or omission occurring at or prior to such event.

(c) Each Designated Director shall be entitled to receive the same standard director compensation as is paid to any other non-employee director on the Board. Parent shall reimburse each Designated Director for all reasonable out-of-pocket expenses incurred in connection with their attendance at meetings of the Board and any committees thereof, including travel, lodging and meal expenses on the same basis as it reimburses each other non-employee director on the Board.

Section 3.4 Observers.

(a) Sponsor Observer. Parent agrees that until such time as Sponsor and its Affiliates no longer beneficially own at least 1% of the outstanding shares of Parent Common Stock (“Sponsor Observer Termination Event”), Sponsor shall have the right, but not the obligation, to designate an individual (any such individual, the “Sponsor Observer”) to attend all meetings of the Board in a non-voting, observer capacity.

(b) Greensoil Director Nominee. Parent agrees that until such time as Greensoil and its Affiliates no longer beneficially own at least 1% of the outstanding shares of Parent Common Stock (“Greensoil Observer Termination Event”), Greensoil shall have the right, but not the obligation, to designate an individual (any such individual, the “Greensoil Observer”) to attend all meetings of the Board in a non-voting, observer capacity.

(c) Process. Parent shall provide to each Designated Observer notice of any meetings of the Board, a copy of the meeting materials at the same time as provided to the members of the Board in their capacity as such, and shall provide each Designated Observer with the same rights to expense reimbursement that it provides to the Designated Directors. Notwithstanding the above, each Designated Observer shall not be entitled to attend and otherwise participate in, and shall, to the extent applicable, waive notice of and recuse themselves from, such meetings or portions thereof and shall not be entitled to receive any information, in each case (i) if Parent believes based on the good faith written advice of outside counsel that providing such information would violate applicable Law (in which case Parent shall notify Greensoil and/or Sponsor of such belief and Parent, Greensoil and/or Sponsor shall consult and cooperate in good faith in determining whether Parent is legally prohibited from providing such information to such Designated Observer), or (ii) where Parent determines based upon good faith written advice from outside counsel that providing such information (A) would reasonably be expected to jeopardize an attorney-client privilege or cause a loss of attorney work product protection or (B) would violate a contractual confidentiality obligation to any third party; provided, that, Parent uses reasonable best efforts and cooperates in good faith with each Designated Observer to develop and implement reasonable alternative arrangements to provide each Designated Observer with the intended benefits of this Section 3.4.

(d) No Fidiciary Duties. Parent acknowledges and agrees that each Designated Observer will not owe any fiduciary duties or any other similar obligations or duties, including in law or equity, to Parent, its subsidiaries, or its stockholders and may act at all times in the best interests of Greensoil or Sponsor, respectively.

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(e) Termination of Desiganted Observer. Promptly upon the occurrence of (i) a Sponsor Observer Termination Event or (ii) a Greensoil Observer Termination Event, all obligations of Parent with respect to, and all rights of, Sponsor and the Sponsor Observer or Greensoil and the Greensoil Observer, respectively pursuant to this Section 3.4 shall terminate and, unless otherwise consented to by a majority of the members of the Board, such Designated Observer shall cease attending meetings of the Board.

ARTICLE IV

GENERAL PROVISIONS

Section 4.1 Successors and Assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other Parties. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 4.2 Third Party Beneficiaries. Nothing in this Agreement shall be construed to confer upon, or give to, any Person other than the Parties hereto any right, remedy or claim under or by reason of this Agreement or of any covenant, condition, stipulation, promise or agreement hereof. All covenants, conditions, stipulations, promises and agreements contained in this Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors, heirs, personal representatives and permitted assigns. Notwithstanding the foregoing, each Designated Director shall be a third party beneficiary of the provisions of Section 3.3.

Section 4.3 Freedom to Pursue Opportunities. Subject to any other agreement with Parent or any of its Subsidiaries to which Greensoil, Sponsor, any Designated Director or any Designated Observer may be bound, the Parties expressly acknowledge and agree that: (a) Greensoil, Sponsor, each Designated Director and each Designated Observer (and each Affiliate thereof) has the right to, and shall have no duty (contractual or otherwise) not to, (i) directly or indirectly engage in the same or similar business activities or lines of business as Parent or any of its Subsidiaries, including those deemed to be competing with Parent or any of their Subsidiaries, or (ii) directly or indirectly do business with any client or customer of Parent or any of its Subsidiaries; and (b) in the event that Greensoil, Sponsor, a Designated Director or a Designated Observer (or any Affiliate thereof) acquires knowledge of a potential transaction or matter that may be a corporate opportunity for Parent or any of its Subsidiaries, none of Greensoil, Sponsor, any Designated Director or any Designated Observer (or any such Affiliate) shall have any duty (contractual or otherwise) to communicate or present such corporate opportunity to Parent or any of its Subsidiaries, as the case may be, and shall not be liable to Parent, its Subsidiaries or their respective Affiliates or stockholders for breach of any duty (contractual or otherwise) by reason of the fact that Greensoil, Sponsor, such Designated Director or such Designated Observer (or such Affiliate thereof), directly or indirectly, pursues or acquires such opportunity for itself, directs such opportunity to another Person, or does not present such opportunity to Parent or any of its Subsidiaries.

Section 4.4 No Agreement as Director or Officer. Each Stockholder is signing this Agreement solely in his, her or its capacity as a stockholder of Parent. Nothing in this Agreement will be construed to prohibit, limit or restrict any Stockholder from exercising his fiduciary duties as an officer or director (if he or she holds such office) to Parent or its stockholders.

Section 4.5 Termination. This Agreement shall terminate automatically (without any action by any Party) on the first date on which a Person no longer has the right to designate an individual for nomination to the Board under this Agreement or a Designated Observer; provided, that the provisions in Section 3.3 and this Article IV shall survive such termination.

Section 4.6 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall

Annex J-7

nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any adverse manner to any Party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 4.7 Entire Agreement; Amendment; Waiver.

(a) This Agreement constitutes the entire agreement and understanding of the Parties in respect of the subject matter hereof and supersedes all prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all Parties.

(b) No waiver of any breach of any of the terms of this Agreement shall be effective unless such waiver is expressly made in writing and executed and delivered by the Party against whom such waiver is claimed. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. Except as otherwise expressly provided herein, no failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder, or otherwise available in respect hereof at law or in equity, shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

Section 4.8 Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all of such counterparts shall constitute for all purposes one agreement. Any signature hereto delivered by a Party by facsimile or other electronic transmission shall be deemed an original signature hereto. No Party shall be bound until such time as all of the Parties have executed counterparts of this Agreement.

Section 4.9 Notices. All notices and communications required or permitted to be given hereunder shall be in writing and shall be delivered personally, or sent by overnight courier or mailed by certified or registered United States Mail with all postage fully prepaid, or sent by electronic mail transmission (provided that a receipt of such email is requested by the notifying Party and affirmatively acknowledged by the receiving Party), addressed to the appropriate Party at the address for such Party shown below or at such other address as such Party shall have theretofore designated by written notice delivered to the Party giving such notice:

if to Sponsor, to:

TLG Acquisition Founder LLC

TLG Acquisition One Corp.

515 Flagler Drive, Suite 520

West Palm Beach, FL 33401

Attention: Michael Lawrie

Email: Mikelawrie@tlgholding.com

with a copy (which will not constitute notice) to:

Gibson, Dunn & Crutcher LLP

811 Main Street, Suite 3000

Houston, TX 77002-6117

Attention:        Gerald M. Spedale

                         Chris Trester

Email:              gspedale@gibsondunn.com

                         ctrester@gibsondunn.com

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if to Parent, to:

625 N. Flagler Drive

West Palm Beach, Florida 33401

Attention: Legal Department

Email: Jim.vanhoof@electriqpower.com

Phone Number: 860-996-2411

with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, New York 10105

Attention:        David Landau

                         Anthony Ain

Email: dlandau@egsllp.com

            aain@egsllp.com

if to Greensoil, to:

GBIF Management Ltd.

804-2345 Yonge Street

Toronto, ON M4P 2E5

Attention:        Gideon Soesman

Email: gideon@greensoil-investments.com

if to a Stockholder, to the address for such Stockholder set forth on Annex A.

Section 4.10 Governing Law. This Agreement, the rights of the Parties hereunder and all Actions arising in whole or in part under or in connection herewith, will be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.

Section 4.11 Jurisdiction; Venue; Service of Process.

(a) Each of the Parties to this Agreement, by its execution hereof, (i) hereby irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware (the “Delaware Courts”), for the purpose of any Action relating to or arising in whole or in part under or in connection with this Agreement (in each case, whether in law or in equity, whether in contract or in tort, by statute or otherwise), (ii) hereby waives to the extent not prohibited by applicable Legal Requirements, and agrees not to assert, by way of motion, as a defense or otherwise, in any such Action, any claim or objection that it is not subject personally to the jurisdiction of the Delaware Courts, that its property is exempt or immune from attachment or execution, that any such Action brought in one of the Delaware Courts should be dismissed on grounds of forum non conveniens, should be transferred or removed to any court other than one of the Delaware Courts, or should be stayed by reason of the pendency of some other Action in any other court other than one of the Delaware Courts or that this Agreement or the subject matter hereof may not be enforced in or by such court and (iii) hereby agrees not to commence any such Action other than before one of the Delaware Courts. Notwithstanding the previous sentence a Party may commence any Action in a court other than the Delaware Courts solely for the purpose of enforcing an order or judgment issued by one of the Delaware Courts.

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(b) Each of the Parties to this Agreement agrees that for any Action among any of the Parties relating to or arising in whole or in part under or in connection with this Agreement (in each case, whether in law or in equity, whether in contract or in tort, by statute or otherwise), such Party will bring such Action only in the Delaware Courts. Notwithstanding the previous sentence a Party may commence any Action in a court other than the Delaware Courts solely for the purpose of enforcing an order or judgment issued by one of the Delaware Courts. Each Party hereto further waives any claim and will not assert that venue should properly lie in any other location within the selected jurisdiction.

(c) Each of the Parties to this Agreement hereby (i) consents to service of process in any Action among any of the Parties hereto relating to or arising in whole or in part under or in connection with this Agreement (in each case, whether in law or in equity, whether in contract or in tort, by statute or otherwise) in any manner permitted by applicable Law, (ii) agrees that service of process made in accordance with clause (i) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 4.8, will constitute good and valid service of process in any such Action and (iii) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such Action any claim that service of process made in accordance with clause (i) or (ii) does not constitute good and valid service of process.

Section 4.12 Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LEGAL REQUIREMENT THAT CANNOT BE WAIVED, THE PARTIES HEREBY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT, EQUITY OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE THEIR RESPECTIVE RIGHTS TO TRIAL BY JURY IN ANY ACTION WHATSOEVER BETWEEN OR AMONG THEM RELATING TO THIS AGREEMENT AND THAT SUCH ACTIONS, CLAIMS, DEMAND OR CAUSES OF ACTIONS WILL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

Section 4.13 Specific Performance. Each of the Parties hereto agrees that irreparable harm for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that it does not fully and timely perform its obligations under or in connection with this Agreement in accordance with its terms or otherwise breach such provisions. Each of the Parties hereto acknowledges and agrees that (a) the other Parties will be entitled to an injunction, specific performance or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages and without posting a bond or undertaking and without proof of damages, this being in addition to any other remedy to which such other Parties are entitled under the Law or in equity and (b) the right to obtain an injunction, specific performance, or other equitable relief is an integral part of this Agreement and, without that right, none of the Parties would have entered into this Agreement. Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 4.13 shall not be required to provide any bond or other security or undertaking and without proof of damages in connection with any such injunction.

Signature pages follow.

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IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the day and year first above written.

PARENT:

TLG ACQUISITION ONE CORP.

By:	/s/ John Michael Lawrie
Name:	John Michael Lawrie
Title:	Chief Executive Officer

[Signature Page to Stockholders’ Agreement]

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IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the day and year first above written.

SPONSOR:

TLG ACQUISITION FOUNDER LLC

By:	/s/ John Michael Lawrie
Name:	John Michael Lawrie
Title:	Manager

[Signature Page to Stockholders’ Agreement]

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IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the day and year first above written.

GREENSOIL:

GBIF MANAGEMENT LTD. on behalf of Greensoil Building Innovation Fund (Canadian), LP and Greensoil Building Innovation Fund (International), LP

By:	/s/ Gideon Soesman
Name:	Gideon Soesman
Title:	Managing Partner

GREENSOIL BUILDING INNOVATION FUND CO-INVESTMENT I, L.P.

By: GBIF MANAGEMENT LTD., its general partner

By:	/s/ Gideon Soesman
Name:	Gideon Soesman
Title:	Managing Partner

[Signature Page to Stockholders’ Agreement]

Annex J-13

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the day and year first above written.

STOCKHOLDERS

Frank Magnotti

By:	/s/ Frank Magnotti

Frances Turbiak-Magnotti

By:	/s/ Frances Turbiak-Magnotti

James Van Hoof

By:	/s/ James Van Hoof

Petrina Thomson

By:	/s/ Petrina Thomson

Jan Klube

By:	/s/ Jan Klube

Francis Evans

By:	/s/ Francis Evans

Pravin Bhagat

By:	/s/ Pravin Bhagat

Troy Anatra

By:	/s/ Troy Anatra

Ozlem Fonda

By:	/s/ Ozlem Fonda

[Signature Page to Stockholders’ Agreement]

Annex J-14

Annex K

November 13, 2022
Board of Directors
TLG Acquisition One Corp.
515 North Flagler Drive, Suite 520
West Palm Beach, FL 33401

Dear Members of the Board of Directors:

TLG Acquisition One Corp., a Delaware corporation (“TLG”), has engaged Kroll, LLC (“Duff & Phelps”), operating through its Duff & Phelps Opinions Practice, to provide the board of directors of TLG (the “TLG Board”) (solely in their capacity as members of the TLG Board) with a written opinion in connection with the TLG Board’s consideration of a business combination transaction (the “Business Combination”) with Electriq Power, Inc., a Delaware corporation (“Electriq”) pursuant to a Merger Agreement (defined herein). Capitalized terms used but not defined herein have the meanings set forth in the Merger Agreement. The combined company after consummation of the Business Combination is referred to herein as “New Electriq.”

Specifically, the TLG Board has requested that Duff & Phelps provide a written opinion addressed to the TLG Board as to whether the Merger Consideration (as defined below) to be issued and paid by TLG to the holders of common stock, preferred stock, options, warrants and other convertible securities of Electriq (collectively, the “Electriq Equityholders”), in the aggregate, in connection with the Business Combination contemplated by the Merger Agreement is fair, from a financial point of view, to the public stockholders of TLG, in the aggregate, other than TLG Acquisition Founder LLC, a Delaware limited liability company (“Sponsor”), and its affiliates (without giving effect to any impact of the Business Combination or any part thereof on any particular stockholder other than in its capacity as a stockholder of TLG) (this “Opinion”).

Pursuant to the Merger Agreement, TLG will pay the Electriq Equityholders (i) at the Electriq Equityholders’ election, cash of up to an aggregate amount of $25,000,000 or an equivalent amount of TLG’s Class A common stock, par value $0.0001 per share (such stock, “TLG common stock”), with an assumed value of $10.00 per share and (ii) 47,000,000 shares of TLG common stock (collectively, the “Merger Consideration”). Electriq has agreed to place into escrow 2,000,000 shares of TLG common stock (the “Merger Consideration Incentive Shares”) and TLG has agreed to issue 5,000,0000 shares of TLG common stock into escrow (the “New Incentive Shares”), which may be transferred to third parties in connection with potential Financings entered into prior to the closing of the Business Combination. The New Incentive Shares will be paid out as incentives in the Financings first, followed by the Merger Consideration Incentive Shares. At the termination of the escrow, any New Incentive Shares not paid out in connection with the Financings will be transferred 50% to Sponsor and 50% to the Electriq Equityholders, and any Merger Consideration Incentive Shares not paid out in connection with the Financings will be returned to the Electriq Equityholders. Duff & Phelps also understands that pursuant to the Sponsor Agreement (defined below), in connection with the consummation of the Merger the Sponsor agrees that it shall automatically forfeit and cancel 5,000,000 shares of TLG’s Class F common stock, par value $0.0001 per share (such stock, “Class F common stock).

kroll.com	Kroll, LLC 167 N. Green Street Floor 12 Chicago, IL 60607	T: +1 312 697 4600 F: +1 312 697 0112

Annex K-1

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances to enable it to render this Opinion. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of this Opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:

a.	An execution version of the Merger Agreement, by and among TLG, Eagle Merger Corp. and Electriq, to be dated November 13, 2022 (the “Merger Agreement”);

b.

An execution version of the Sponsor Agreement, by and among Sponsor, TLG, Electriq, and certain other persons who are members of TLG’s board of directors and/or management team or an affiliate of Sponsor, to be dated November 13, 2022 (the “Sponsor Agreement”);

c.

Audited financial statements for Electriq for the years ended December 31, 2020 and December 31, 2021, unaudited financial statements for Electriq for the six months ended June 30, 2022 and estimated financial statements for Electriq for the nine months ended September 30, 2022;

d.

TLG’s audited financial statements for the year ended December 31, 2021 filed with the Securities and Exchange Commission (the “SEC”) on Form 10-K and TLG’s unaudited financial statements for the quarter ended June 30, 2022 filed with the SEC on Form 10-Q;

e.

Pro forma capitalization information for New Electriq prepared by the management of TLG (the “New Electriq Capitalization”) and on which Duff & Phelps was instructed to rely by the TLG Board and the management of TLG;

f.

Financial projections for Electriq for the calendar years 2022 and 2023, prepared by the management of Electriq and on which Duff & Phelps was instructed to rely by the TLG Board and the management of TLG (the “Financial Projections”); and

g.	The Electriq Investor Presentation dated September 2022;

2.	Discussed the information referred to above and the background and other elements of the Business Combination with representatives of TLG and Electriq management;

3.

Discussed with representatives of TLG and Electriq management the plans and intentions with respect to the management and operation of New Electriq following the completion of the Business Combination;

4.	Discussed with representatives of TLG and Electriq management their assessment of the strategic rationale for, and the potential benefits of, the Business Combination;

5.

Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques, including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant and an analysis of target companies in selected transactions that Duff & Phelps deemed relevant; and

6.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Annex K-2

Board of Directors

TLG Acquisition One Corp.

November 13, 2022

Assumptions

In performing its analyses and rendering this Opinion with respect to the Business Combination, Duff & Phelps, with the consent of TLG and the TLG Board:

1.

Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to us from private sources, including TLG and Electriq and their respective management, including all financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by Duff & Phelps, and did not independently verify such information;

2.

Relied upon the fact that the TLG Board and TLG have been advised by counsel as to all legal matters with respect to the Business Combination, including whether all procedures required by law to be taken in connection with the Business Combination have been duly, validly and timely taken;

3.	Relied upon the New Electriq Capitalization and the Financial Projections;

4.

Assumed that any estimates, evaluations, forecasts and projections and other pro forma information, including the Financial Projections and the New Electriq Capitalization, furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person(s) furnishing the same, and Duff & Phelps expresses no opinion with respect to such estimates, evaluations, forecasts and projections and other pro forma information or any underlying assumptions;

5.

Assumed that information supplied by, and representations made by, TLG and Electriq and their respective management are substantially accurate regarding TLG, Electriq, New Electriq, and the Business Combination, except as would not be material to Duff & Phleps’ analysis or this Opinion;

6.	Assumed that the representations and warranties made in the Merger Agreement are substantially accurate, except as would not be material to Duff & Phleps’ analysis or this Opinion;

7.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

8.

Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of TLG or Electriq since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

9.

Assumed that all of the conditions required to implement the Business Combination will be satisfied and that the Business Combination will be completed in a timely manner in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof that would be material to Duff & Phleps’ analysis or this Opinion;

10.

Assumed that the consummation of the Business Combination will comply in all respects with all applicable federal, state and local statutes, rules and regulations and that all governmental, regulatory or other consents and approvals necessary for the consummation of the Business Combination will be obtained without any adverse effect, that would be material to Duff & Phelps’ analysis, on TLG, Electriq, New Electriq, or the contemplated benefits expected to be derived in the Business Combination; and

11.

Assumed a value of $10.00 per share of TLG common stock in calculating the value of such shares, with such $10.00 value being based on TLG’s nature as a special purpose acquisition company, TLG’s initial public offering and TLG’s approximate cash per outstanding share of TLG common stock (excluding, for the avoidance of doubt, the dilutive impact of Class F common stock or existing TLG warrants).

Annex K-3

Board of Directors

TLG Acquisition One Corp.

November 13, 2022

To the extent that any of the foregoing assumptions, representations or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Business Combination.

Qualifications

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

Duff & Phelps did not evaluate the solvency of TLG, Electriq or New Electriq or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent, derivative, off-balance sheet or otherwise), nor was Duff & Phelps furnished with any such appraisals. Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Business Combination, the assets, businesses or operations of TLG or any alternatives to the Business Combination; (ii) negotiate the terms of the Business Combination, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from TLG’s perspective and that of its public stockholders, that could, under the circumstances, be negotiated among the parties to the Merger Agreement and the Business Combination; or (iii) advise TLG, the TLG Board or any other party with respect to alternatives to the Business Combination.

Duff & Phelps is not expressing any view or rendering any opinion regarding the tax consequences of the Business Combination or any portion thereof to TLG, Electriq, New Electriq or their respective stockholders.

Duff & Phelps is not expressing any opinion as to the market price or value of TLG common stock or the equity of Electriq or New Electriq (or anything else) either before or after the announcement or the consummation of the Business Combination or how any such shares may trade at any time. This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of TLG’s, Electriq’s or New Electriq’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of TLG’s, Electriq’s or New Electriq’s officers, directors, or employees, or any class of such persons, relative to the Merger Consideration, or with respect to the fairness of any such compensation.

Limiting Conditions

This Opinion is furnished for the use and benefit of the TLG Board in connection with their consideration of the Business Combination. Duff & Phelps has consented to the inclusion of the Opinion in its entirety in the proxy statement and any other filing TLG is required to make with the SEC in connection with the Business Combination if such inclusion is required by applicable law.

This Opinion (i) does not address the merits of the underlying business decision to enter into the Business Combination versus any alternative strategy or transaction; (ii) does not address or express any view on any

Annex K-4

Board of Directors

TLG Acquisition One Corp.

November 13, 2022

transaction or arrangement related to the Business Combination; (iii) is not a recommendation as to how the TLG Board or the board of directors of Electriq, or any stockholder or equity holder of TLG or Electriq or any other party should vote or act with respect to any matters relating to the Business Combination, or whether to proceed with the Business Combination or any related transaction; and (iv) does not indicate that the Merger Consideration to be issued and paid by TLG is the best possibly attainable by TLG under any circumstances; instead, it merely states whether the Merger Consideration is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Business Combination or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This Opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

Except for the Opinion expressed herein, Duff & Phelps does not express any view or opinion as to (i) any other term, aspect or implication of the Business Combination (including, without limitation, the form or structure of the Business Combination or any portion thereof) or the Merger Agreement, any other agreement, transaction document or instrument contemplated by the Merger Agreement or to be entered into or amended in connection with the Business Combination, including, without limitation, any Financings; or (ii) the fairness, financial or otherwise, of the Business Combination to, or of any consideration to be paid to or received by, the holders of any class of securities of TLG or Electriq.

This Opinion does not in any way address proportionate allocation or relative fairness (including, without limitation, the allocation of any consideration among or within any classes or groups of security holders or other constituents of TLG, Electriq, New Electriq or any other party). Duff & Phelps also does not address, or express a view with respect to, any acquisition of control or effective control of Electriq or New Electriq by any stockholder or group of stockholders of Electriq (including, without limitation, any voting, control, consent rights or similar rights, preferences or privileges as among or in comparison to any classes or groups of security holders or other constituents of TLG, Electriq, New Electriq or any other party).

This Opinion does not in any way address the appropriate capital structure of New Electriq, whether New Electriq should be issuing debt or equity securities or a combination of both in the Business Combination, or the form, structure or any aspect or terms of any debt or equity financing for the Business Combination or the likelihood of obtaining such financing, or whether or not Electriq, TLG, New Electriq, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Business Combination.

This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this Opinion shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and TLG, dated September 15, 2022 (the “Engagement Letter”). This Opinion is confidential, and the use and disclosure of this Opinion is strictly limited in accordance with the terms set forth in the Engagement Letter, except as set forth herein.

Disclosure of Prior Relationships

Duff & Phelps has been engaged by TLG and will receive a fee for its services. No portion of Duff & Phelps’ fee is refundable or contingent upon the conclusion expressed in this Opinion. Pursuant to the terms of the Engagement Letter, a portion of such fee is payable upon delivery of this Opinion and a portion is payable upon and subject to the closing of the Business Combination. In addition, TLG has agreed to indemnify Duff & Phelps and certain related parties against certain liabilities, and to reimburse Duff & Phelps for certain expenses, arising in connection with or as a result of its engagement. Kroll, LLC previously provided valuation services to TLG. For this prior engagement, Kroll, LLC received, or expects to receive, customary fees, expense reimbursement,

Annex K-5

Board of Directors

TLG Acquisition One Corp.

November 13, 2022

and indemnification. Other than as noted above, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Business Combination for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Duff & Phelps may seek to provide TLG, Electriq, New Electriq and their respective affiliates and equity holders with financial advisory and other services unrelated to the Business Combination in the future, for which services Duff & Phelps would expect to receive compensation.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that, as of the date hereof, the Merger Consideration to be issued and paid by TLG to the Electriq Equityholders, in the aggregate, in connection with the Business Combination pursuant to the Merger Agreement is fair, from a financial point of view, to the public stockholders of TLG, in the aggregate, other than Sponsor and its affiliates (without giving effect to any impact of the Business Combination or any part thereof on any particular stockholder other than in its capacity as a stockholder of TLG).

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

/s/ Duff & Phelps

Duff & Phelps Opinions Practice

Kroll, LLC

Annex K-6

Board of Directors

TLG Acquisition One Corp.

November 13, 2022

Annex K-1

Board of Directors TLG Acquisition One Corp. 515 North Flagler Drive, Suite 520 West Palm Beach, FL 33401	March 22, 2023

Dear Members of the Board of Directors:

TLG Acquisition One Corp., a Delaware corporation (“TLG”), has engaged Kroll, LLC (“Duff & Phelps”), operating through its Duff & Phelps Opinions Practice, to provide the board of directors of TLG (the “TLG Board”) (solely in their capacity as members of the TLG Board) with a written opinion in connection with the TLG Board’s consideration of a business combination transaction (the “Business Combination”) with Electriq Power, Inc., a Delaware corporation (“Electriq”) pursuant to a Merger Agreement (defined herein). Capitalized terms used but not defined herein have the meanings set forth in the Merger Agreement. The combined company after consummation of the Business Combination is referred to herein as “New Electriq.”

Specifically, the TLG Board has requested that Duff & Phelps provide a written opinion addressed to the TLG Board as to whether the Merger Consideration (as defined below) to be issued by TLG to the holders of common stock, preferred stock, options, warrants and other convertible securities of Electriq (collectively, the “Electriq Equityholders”), in the aggregate, in connection with the Business Combination contemplated by the Merger Agreement is fair, from a financial point of view, to the public stockholders of TLG, in the aggregate, other than TLG Acquisition Founder LLC, a Delaware limited liability company (“Sponsor”), and its affiliates (without giving effect to any impact of the Business Combination or any part thereof on any particular stockholder other than in its capacity as a stockholder of TLG) (this “Opinion”).

Pursuant to the Merger Agreement, TLG will issue to the Electriq Equityholders 49,500,000 shares of TLG’s Class A common stock, par value $0.0001 per share (such stock, “TLG common stock”) with an assumed value of $10.00 per share (the “Merger Consideration”). Electriq has agreed to place into escrow 2,000,000 shares of TLG common stock from the Merger Consideration (the “Merger Consideration Incentive Shares”) and 5,000,000 newly issued shares of TLG common stock (the “New Financing Incentive Shares”), which may be transferred to third parties in connection with potential Financings entered into prior to the closing of the Business Combination. At the termination of the escrow, the unused Merger Consideration Incentive Shares not paid out in connection with the Financings will be returned to the Electriq Equityholders and any remaining New Financing Incentive Shares will be transferred 50% to Sponsor and 50% to the Electriq Equityholders. Duff & Phelps also understands that pursuant to the Sponsor Agreement (defined below) the Sponsor forfeited and canceled 5,000,000 shares of TLG’s Class F common stock, par value $0.0001 per share (such stock, “Class F common stock”).

Annex K-1-1

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances to enable it to render this Opinion. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of this Opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:

a.	The Merger Agreement, by and among TLG, Eagle Merger Corp. and Electriq, dated November 13, 2022, as amended on December 23, 2022 (the “Original Merger Agreement”);

b.	An execution version of the Amendment to the Merger Agreement, to be dated March 22, 2023 (together with the Original Merger Agreement, the “Merger Agreement”);

c.

The Sponsor Agreement, by and among Sponsor, TLG, Electriq, and certain other persons who are members of TLG’s board of directors and/or management team or an affiliate of Sponsor, dated November 13, 2022 (the “Sponsor Agreement”);

d.	Audited financial statements for Electriq for the years ended December 31, 2021 and December 31, 2022;

e.	TLG’s audited financial statements for the year ended December 31, 2022;

f.

Pro forma capitalization and other information for New Electriq prepared by the management of TLG (the “New Electriq Capitalization”) and on which Duff & Phelps was instructed to rely by the TLG Board and the management of TLG;

g.

Financial projections for Electriq for the twelve months ending April 30, 2024, prepared by the management of Electriq and on which Duff & Phelps was instructed to rely by the TLG Board and the management of TLG (the “Financial Projections”); and

h.	The Electriq Investor Presentations dated September 2022 and March 8, 2023, with an updated “Sources and Uses” slide provided as of March 16, 2023;

2.	Discussed the information referred to above and the background and other elements of the Business Combination with representatives of TLG and Electriq management;

3.

Discussed with representatives of TLG and Electriq management the plans and intentions with respect to the management and operation of New Electriq following the completion of the Business Combination;

4.	Discussed with representatives of TLG and Electriq management their assessment of the strategic rationale for, and the potential benefits of, the Business Combination;

5.

Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques, including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant and an analysis of target companies in selected transactions that Duff & Phelps deemed relevant; and

6.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Board of Directors

TLG Acquisition One Corp.

March 22, 2023

Annex K-1-2

Assumptions

In performing its analyses and rendering this Opinion with respect to the Business Combination, Duff & Phelps, with the consent of TLG and the TLG Board:

1.

Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to us from private sources, including TLG and Electriq and their respective management, including all financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by Duff & Phelps, and did not independently verify such information;

2.

Relied upon the fact that the TLG Board and TLG have been advised by counsel as to all legal matters with respect to the Business Combination, including whether all procedures required by law to be taken in connection with the Business Combination have been duly, validly and timely taken;

3.	Relied upon the New Electriq Capitalization and the Financial Projections;

4.

Assumed that any estimates, evaluations, forecasts and projections and other pro forma information, including the Financial Projections and the New Electriq Capitalization, furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person(s) furnishing the same, and Duff & Phelps expresses no opinion with respect to such estimates, evaluations, forecasts and projections and other pro forma information or any underlying assumptions;

5.

Assumed that information supplied by, and representations made by, TLG and Electriq and their respective management are substantially accurate regarding TLG, Electriq, New Electriq, and the Business Combination, except as would not be material to Duff & Phleps’ analysis or this Opinion;

6.	Assumed that the representations and warranties made in the Merger Agreement are substantially accurate, except as would not be material to Duff & Phleps’ analysis or this Opinion;

7.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

8.

Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of TLG or Electriq since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

9.

Assumed that all of the conditions required to implement the Business Combination will be satisfied and that the Business Combination will be completed in a timely manner in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof that would be material to Duff & Phleps’ analysis or this Opinion;

10.

Assumed that the consummation of the Business Combination will comply in all respects with all applicable federal, state and local statutes, rules and regulations and that all governmental, regulatory or other consents and approvals necessary for the consummation of the Business Combination will be obtained without any adverse effect, that would be material to Duff & Phelps’ analysis, on TLG, Electriq, New Electriq, or the contemplated benefits expected to be derived in the Business Combination; and

11.

Assumed a value of $10.00 per share of TLG common stock in calculating the value of such shares, with such $10.00 value being based on TLG’s nature as a special purpose acquisition company, TLG’s initial public offering and TLG’s approximate cash per outstanding share of TLG common stock (excluding, for the avoidance of doubt, the dilutive impact of Class F common stock or existing TLG warrants).

Board of Directors

TLG Acquisition One Corp.

March 22, 2023

Annex K-1-3

To the extent that any of the foregoing assumptions, representations or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Business Combination.

Qualifications

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

Duff & Phelps did not evaluate the solvency of TLG, Electriq or New Electriq or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent, derivative, off-balance sheet or otherwise), nor was Duff & Phelps furnished with any such appraisals. Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Business Combination, the assets, businesses or operations of TLG or any alternatives to the Business Combination; (ii) negotiate the terms of the Business Combination, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from TLG’s perspective and that of its public stockholders, that could, under the circumstances, be negotiated among the parties to the Merger Agreement and the Business Combination; or (iii) advise TLG, the TLG Board or any other party with respect to alternatives to the Business Combination.

Duff & Phelps is not expressing any view or rendering any opinion regarding the tax consequences of the Business Combination or any portion thereof to TLG, Electriq, New Electriq or their respective stockholders.

Duff & Phelps is not expressing any opinion as to the market price or value of TLG common stock or the equity of Electriq or New Electriq (or anything else) either before or after the announcement or the consummation of the Business Combination or how any such shares may trade at any time. This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of TLG’s, Electriq’s or New Electriq’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of TLG’s, Electriq’s or New Electriq’s officers, directors, or employees, or any class of such persons, relative to the Merger Consideration, or with respect to the fairness of any such compensation.

Limiting Conditions

This Opinion is furnished for the use and benefit of the TLG Board in connection with their consideration of the Business Combination. Duff & Phelps has consented to the inclusion of the Opinion in its entirety in the proxy statement and any other filing TLG is required to make with the Securities and Exchange Commission in connection with the Business Combination if such inclusion is required by applicable law.

Board of Directors

TLG Acquisition One Corp.

March 22, 2023

Annex K-1-4

This Opinion (i) does not address the merits of the underlying business decision to enter into the Business Combination versus any alternative strategy or transaction; (ii) does not address or express any view on any transaction or arrangement related to the Business Combination; (iii) is not a recommendation as to how the TLG Board or the board of directors of Electriq, or any stockholder or equity holder of TLG or Electriq or any other party should vote or act with respect to any matters relating to the Business Combination, or whether to proceed with the Business Combination or any related transaction; and (iv) does not indicate that the Merger Consideration to be issued and paid by TLG is the best possibly attainable by TLG under any circumstances; instead, it merely states whether the Merger Consideration is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Business Combination or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This Opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

Except for the Opinion expressed herein, Duff & Phelps does not express any view or opinion as to (i) any other term, aspect or implication of the Business Combination (including, without limitation, the form or structure of the Business Combination or any portion thereof) or the Merger Agreement, any other agreement, transaction document or instrument contemplated by the Merger Agreement or to be entered into or amended in connection with the Business Combination, including, without limitation, any Financings; or (ii) the fairness, financial or otherwise, of the Business Combination to, or of any consideration to be paid to or received by, the holders of any class of securities of TLG or Electriq.

This Opinion does not in any way address proportionate allocation or relative fairness (including, without limitation, the allocation of any consideration among or within any classes or groups of security holders or other constituents of TLG, Electriq, New Electriq or any other party). Duff & Phelps also does not address, or express a view with respect to, any acquisition of control or effective control of Electriq or New Electriq by any stockholder or group of stockholders of Electriq (including, without limitation, any voting, control, consent rights or similar rights, preferences or privileges as among or in comparison to any classes or groups of security holders or other constituents of TLG, Electriq, New Electriq or any other party).

This Opinion does not in any way address the appropriate capital structure of New Electriq, whether New Electriq should be issuing debt or equity securities or a combination of both in the Business Combination, or the form, structure or any aspect or terms of any debt or equity financing for the Business Combination or the likelihood of obtaining such financing, or whether or not Electriq, TLG, New Electriq, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Business Combination.

This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this Opinion shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and TLG, dated September 15, 2022 and as amended on February 9, 2023 (the “Engagement Letter”). This Opinion is confidential, and the use and disclosure of this Opinion is strictly limited in accordance with the terms set forth in the Engagement Letter, except as set forth herein.

Disclosure of Prior Relationships

Duff & Phelps has been engaged by TLG and will receive a fee for its services in connection with this Opinion. Duff & Phelps received a fee for the previously delivered opinion dated November 13, 2022. No portion of Duff & Phelps’ fee is refundable or contingent upon the conclusion expressed in this Opinion. Pursuant to the terms of the Engagement Letter, a portion of such fee is payable upon delivery of this Opinion and a portion is payable upon and subject to the closing of the Business Combination. In addition, TLG has agreed to indemnify

Board of Directors

TLG Acquisition One Corp.

March 22, 2023

Annex K-1-5

Duff & Phelps and certain related parties against certain liabilities, and to reimburse Duff & Phelps for certain expenses, arising in connection with or as a result of its engagement. Kroll, LLC previously provided valuation services to TLG. For this prior engagement, Kroll, LLC received, or expects to receive, customary fees, expense reimbursement, and indemnification. Other than as noted above, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Business Combination for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Duff & Phelps may seek to provide TLG, Electriq, New Electriq and their respective affiliates and equity holders with financial advisory and other services unrelated to the Business Combination in the future, for which services Duff & Phelps would expect to receive compensation.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that, as of the date hereof, the Merger Consideration to be issued and paid by TLG to the Electriq Equityholders, in the aggregate, in connection with the Business Combination pursuant to the Merger Agreement is fair, from a financial point of view, to the public stockholders of TLG, in the aggregate, other than Sponsor and its affiliates (without giving effect to any impact of the Business Combination or any part thereof on any particular stockholder other than in its capacity as a stockholder of TLG).

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

/s/ Duff & Phelps

Duff & Phelps Opinions Practice

Kroll, LLC

Board of Directors

TLG Acquisition One Corp.

March 22, 2023

Annex K-1-6

Annex K-2

Board of Directors TLG Acquisition One Corp. 515 North Flagler Drive, Suite 520 West Palm Beach, FL 33401	June 8, 2023

Dear Members of the Board of Directors:

TLG Acquisition One Corp., a Delaware corporation (“TLG”), has engaged Kroll, LLC (“Duff & Phelps”), operating through its Duff & Phelps Opinions Practice, to provide the board of directors of TLG (the “TLG Board”) (solely in their capacity as members of the TLG Board) with a written opinion in connection with the TLG Board’s consideration of a business combination transaction (the “Business Combination”) with Electriq Power, Inc., a Delaware corporation (“Electriq”) pursuant to a Merger Agreement (defined herein). Capitalized terms used but not defined herein have the meanings set forth in the Merger Agreement. The combined company after consummation of the Business Combination is referred to herein as “New Electriq”.

Specifically, the TLG Board has requested that Duff & Phelps provide a written opinion addressed to the TLG Board as to whether the Merger Consideration (as defined below) to be issued by TLG to the holders of common stock, preferred stock, options, warrants and other convertible securities of Electriq (collectively, the “Electriq Equityholders”), in the aggregate, in connection with the Business Combination contemplated by the Merger Agreement is fair, from a financial point of view, to the public stockholders of TLG, in the aggregate, other than TLG Acquisition Founder LLC, a Delaware limited liability company (“Sponsor”), and its affiliates (without giving effect to any impact of the Business Combination or any part thereof on any particular stockholder other than in its capacity as a stockholder of TLG) (this “Opinion”).

Pursuant to the Merger Agreement, TLG will issue to the Electriq Equityholders (a) 27,500,000 shares of TLG’s Class A common stock, par value $0.0001 per share (such stock, “TLG common stock”) plus (b) an amount of shares of TLG common stock equal to the quotient obtained by dividing (i) the amount of equity raised by Electriq in the Private Capital Raise, whether in cash or by the conversion of Indebtedness of Electriq into equity of the Company, by (ii) $8.00, plus (c) 1,356,500 shares of TLG Series A Cumulative Redeemable Preferred Stock, par value $0.0001 per share (the “Merger Consideration”). Duff & Phelps also understands that pursuant to the Sponsor Agreement (defined below) the Sponsor forfeited and canceled 5,000,000 shares of TLG’s Class F common stock, par value $0.0001 per share (such stock, “Class F common stock”) and that the Sponsor agrees that at the Closing Date it shall relinquish and cancel, without any further action by Sponsor or any other Person or any further consideration therefor, (a) 3,270,652 SPAC Founder Shares and (b) 4,666,667 private placement warrants that were issued and sold by Parent to Sponsor simultaneously with Parent’s initial public offer at a price of $1.50 per warrant, pursuant to that certain Private Placement Warrants Purchase Agreement, dated as of January 27, 2021, by and between Parent and Sponsor.

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances to enable it to render this Opinion. Duff & Phelps also took

kroll.com	Kroll, LLC 167 N. Green Street Floor 12 Chicago, IL 60607	T: +1 312 697 4600 F: +1 312 697 0112

Annex K-2-1

Board of Directors

TLG Acquisition One Corp.

June 8, 2023

into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of this Opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:

a.

The Merger Agreement by and among TLG, Eagle Merger Corp. and Electriq, originally dated as of November 13, 2022, as amended by the First Amendment to Merger Agreement, dated December 23, 2022, as amended by the Second Amendment to Merger Agreement, dated March 22, 2023, and the execution version of the Third Amendment to Merger Agreement to be dated June 8, 2023; (the “Merger Agreement”);

b.

The Sponsor Agreement, by and among Sponsor, TLG, Electriq, and certain other persons who are members of TLG’s board of directors and/or management team or an affiliate of Sponsor, dated November 13, 2022, and the execution version of Amendment No. 1 to Sponsor Agreement, to be dated June 8, 2023 (the “Sponsor Agreement”);

c.	Audited financial statements for Electriq for the years ended December 31, 2021 and December 31, 2022 and unaudited financial statements for the three months ended March 31, 2023;

d.	TLG’s audited financial statements for the year ended December 31, 2022 and unaudited financial statements for the three months ended March 31, 2023;

e.

Pro forma capitalization, which includes shares of TLG common stock and shares of TLG preferred stock to be issued based on the Private Capital Raise and additional financing transactions, and other information for New Electriq prepared by the management of TLG (the “New Electriq Capitalization”) and on which Duff & Phelps was instructed to rely by the TLG Board and the management of TLG;

f.

Financial projections for Electriq for the years ending December 31, 2023 through 2024, prepared by the management of Electriq and on which Duff & Phelps was instructed to rely by the TLG Board and the management of TLG (the “Financial Projections”); and

g.	The Electriq Investor Presentation dated June 2023;

2.	Discussed the information referred to above and the background and other elements of the Business Combination with representatives of TLG and Electriq management;

3.

Discussed with representatives of TLG and Electriq management the plans and intentions with respect to the management and operation of New Electriq following the completion of the Business Combination;

4.	Discussed with representatives of TLG and Electriq management their assessment of the strategic rationale for, and the potential benefits of, the Business Combination;

5.

Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques, including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant and an analysis of target companies in selected transactions that Duff & Phelps deemed relevant; and

6.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Annex K-2-2

Board of Directors

TLG Acquisition One Corp.

June 8, 2023

Assumptions

In performing its analyses and rendering this Opinion with respect to the Business Combination, Duff & Phelps, with the consent of TLG and the TLG Board:

1.

Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to us from private sources, including TLG and Electriq and their respective management, including all financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by Duff & Phelps, and did not independently verify such information;

2.

Relied upon the fact that the TLG Board and TLG have been advised by counsel as to all legal matters with respect to the Business Combination, including whether all procedures required by law to be taken in connection with the Business Combination have been duly, validly and timely taken;

3.

Relied upon the New Electriq Capitalization, which includes shares of TLG common stock and shares of TLG preferred stock to be issued based on the Private Capital Raise and additional financing transactions, and the Financial Projections;

4.

Assumed that any estimates, evaluations, forecasts and projections and other pro forma information, including the Financial Projections and the New Electriq Capitalization, furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person(s) furnishing the same, and Duff & Phelps expresses no opinion with respect to such estimates, evaluations, forecasts and projections and other pro forma information or any underlying assumptions;

5.

Assumed that information supplied by, and representations made by, TLG and Electriq and their respective management are substantially accurate regarding TLG, Electriq, New Electriq, and the Business Combination, except as would not be material to Duff & Phelps’ analysis or this Opinion;

6.	Assumed that the representations and warranties made in the Merger Agreement are substantially accurate, except as would not be material to Duff & Phelps’ analysis or this Opinion;

7.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

8.

Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of TLG or Electriq since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

9.

Assumed that all of the conditions required to implement the Business Combination will be satisfied and that the Business Combination will be completed in a timely manner in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof that would be material to Duff & Phelps’ analysis or this Opinion;

10.

Assumed that the consummation of the Business Combination will comply in all respects with all applicable federal, state and local statutes, rules and regulations and that all governmental, regulatory or other consents and approvals necessary for the consummation of the Business Combination will be obtained without any adverse effect, that would be material to Duff & Phelps’ analysis, on TLG, Electriq, New Electriq, or the contemplated benefits expected to be derived in the Business Combination; and

11.

Assumed a value of $10.00 per share of TLG common stock in calculating the value of such shares, with such $10.00 value being based on TLG’s nature as a special purpose acquisition company, TLG’s initial

Annex K-2-3

Board of Directors

TLG Acquisition One Corp.

June 8, 2023

public offering and TLG’s approximate cash per outstanding share of TLG common stock (excluding, for the avoidance of doubt, the dilutive impact of Class F common stock or existing TLG warrants).

To the extent that any of the foregoing assumptions, representations or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Business Combination.

Qualifications

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

Duff & Phelps did not evaluate the solvency of TLG, Electriq or New Electriq or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent, derivative, off-balance sheet or otherwise), nor was Duff & Phelps furnished with any such appraisals. Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Business Combination, the assets, businesses or operations of TLG or any alternatives to the Business Combination; (ii) negotiate the terms of the Business Combination, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from TLG’s perspective and that of its public stockholders, that could, under the circumstances, be negotiated among the parties to the Merger Agreement and the Business Combination; or (iii) advise TLG, the TLG Board or any other party with respect to alternatives to the Business Combination.

Duff & Phelps is not expressing any view or rendering any opinion regarding the tax consequences of the Business Combination or any portion thereof to TLG, Electriq, New Electriq or their respective stockholders.

Duff & Phelps is not expressing any opinion as to the market price or value of TLG common stock or the equity of Electriq or New Electriq (or anything else) either before or after the announcement or the consummation of the Business Combination or how any such shares may trade at any time. This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of TLG’s, Electriq’s or New Electriq’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of TLG’s, Electriq’s or New Electriq’s officers, directors, or employees, or any class of such persons, relative to the Merger Consideration, or with respect to the fairness of any such compensation.

Limiting Conditions

This Opinion is furnished for the use and benefit of the TLG Board in connection with their consideration of the Business Combination. Duff & Phelps has consented to the inclusion of the Opinion in its entirety in the proxy statement and any other filing TLG is required to make with the Securities and Exchange Commission in connection with the Business Combination if such inclusion is required by applicable law.

Annex K-2-4

Board of Directors

TLG Acquisition One Corp.

June 8, 2023

This Opinion (i) does not address the merits of the underlying business decision to enter into the Business Combination versus any alternative strategy or transaction; (ii) does not address or express any view on any transaction or arrangement related to the Business Combination; (iii) is not a recommendation as to how the TLG Board or the board of directors of Electriq, or any stockholder or equity holder of TLG or Electriq or any other party should vote or act with respect to any matters relating to the Business Combination, or whether to proceed with the Business Combination or any related transaction; and (iv) does not indicate that the Merger Consideration to be issued and paid by TLG is the best possibly attainable by TLG under any circumstances; instead, it merely states whether the Merger Consideration is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Business Combination or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This Opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

Except for the Opinion expressed herein, Duff & Phelps does not express any view or opinion as to (i) any other term, aspect or implication of the Business Combination (including, without limitation, the form or structure of the Business Combination or any portion thereof) or the Merger Agreement, any other agreement, transaction document or instrument contemplated by the Merger Agreement or to be entered into or amended in connection with the Business Combination, including, without limitation, the Private Capital Raise or any other financings, or (ii) the fairness, financial or otherwise, of the Business Combination to, or of any consideration to be paid to or received by, the holders of any class of securities of TLG or Electriq.

This Opinion does not in any way address proportionate allocation or relative fairness (including, without limitation, the allocation of any consideration among or within any classes or groups of security holders or other constituents of TLG, Electriq, New Electriq or any other party). Duff & Phelps also does not address, or express a view with respect to, any acquisition of control or effective control of Electriq or New Electriq by any stockholder or group of stockholders of Electriq (including, without limitation, any voting, control, consent rights or similar rights, preferences or privileges as among or in comparison to any classes or groups of security holders or other constituents of TLG, Electriq, New Electriq or any other party).

This Opinion does not in any way address the appropriate capital structure of New Electriq, whether New Electriq should be issuing debt or equity securities or a combination of both in the Business Combination, or the form, structure or any aspect or terms of any debt or equity financing for the Business Combination or the likelihood of obtaining such financing, or whether or not Electriq, TLG, New Electriq, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Business Combination.

This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this Opinion shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and TLG, dated September 15, 2022 and as amended on February 9, 2023 and May 8, 2023 (the “Engagement Letter”). This Opinion is confidential, and the use and disclosure of this Opinion is strictly limited in accordance with the terms set forth in the Engagement Letter, except as set forth herein.

Disclosure of Prior Relationships

Duff & Phelps has been engaged by TLG and will receive a fee for its services in connection with this Opinion. Duff & Phelps received fees for the previously delivered opinions dated November 13, 2022 and March 22, 2023. No portion of Duff & Phelps’ fee is refundable or contingent upon the conclusion expressed in this Opinion. Pursuant to the terms of the Engagement Letter, a portion of such fee is payable upon delivery of this

Annex K-2-5

Board of Directors

TLG Acquisition One Corp.

June 8, 2023

Opinion and a portion is payable upon and subject to the closing of the Business Combination. In addition, TLG has agreed to indemnify Duff & Phelps and certain related parties against certain liabilities, and to reimburse Duff & Phelps for certain expenses, arising in connection with or as a result of its engagement. Kroll, LLC previously provided valuation services to TLG. For this prior engagement, Kroll, LLC received, or expects to receive, customary fees, expense reimbursement, and indemnification. Other than as noted above, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Business Combination for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Duff & Phelps may seek to provide TLG, Electriq, New Electriq and their respective affiliates and equity holders with financial advisory and other services unrelated to the Business Combination in the future, for which services Duff & Phelps would expect to receive compensation.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that, as of the date hereof, the Merger Consideration to be issued and paid by TLG to the Electriq Equityholders, in the aggregate, in connection with the Business Combination pursuant to the Merger Agreement is fair, from a financial point of view, to the public stockholders of TLG, in the aggregate, other than Sponsor and its affiliates (without giving effect to any impact of the Business Combination or any part thereof on any particular stockholder other than in its capacity as a stockholder of TLG).

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

/s/ Duff & Phelps

Duff & Phelps Opinions Practice

Kroll, LLC

Annex K-2-6

Annex L

Section 262 of the Delaware General Corporation Law

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, or conversion, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation or conversion nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent or converting corporation in a merger, consolidation or conversion to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title (other than, in each case and solely with respect to a domesticated corporation, a merger, consolidation or conversion authorized pursuant to and in accordance with the provisions of § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for conversion (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent or converting corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity if such entity is a corporation as a result of the conversion, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation or conversion will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

Annex L-1

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation or conversion for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation or conversion, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation or conversion shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation or conversion, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation or conversion, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation or conversion was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent or converting corporation before the effective date of the merger, consolidation or conversion, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent or converting corporation who is entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent or converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation or conversion, shall, also notify such stockholders of the effective date of the merger, consolidation or conversion. Any stockholder entitled to

Annex L-2

appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation or conversion, either (i) each such constituent corporation or the converting corporation shall send a second notice before the effective date of the merger, consolidation or conversion notifying each of the holders of any class or series of stock of such constituent or converting corporation that are entitled to appraisal rights of the effective date of the merger, consolidation or conversion or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation or conversion, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation or conversion and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation or conversion, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation or conversion, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion. Within 120 days after the effective date of the merger, consolidation or conversion, any person who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares

Annex L-3

not voted in favor of the merger, consolidation or conversion (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation or conversion the shares of the class or series of stock of the constituent or converting corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation or conversion for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation or conversion, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation or conversion through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the

Annex L-4

surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) From and after the effective date of the merger, consolidation or conversion, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation or conversion); provided, however, that if no petition for an appraisal is filed within the time provided in subsection (e) of this section, or if a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion within 60 days after the effective date of the merger, consolidation or conversion, as set forth in subsection (e) of this section.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

Annex L-5

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Section 145 of the DGCL provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

In accordance with Section 102(b)(7) of the DGCL, TLG’s Existing Charter provides that a director will not be personally liable to TLG or TLG’s stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to TLG or TLG’s stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.

TLG’s Existing Charter provides that TLG will indemnify its present and former directors and officers to the maximum extent permitted by the DGCL and that such indemnification will not be exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw provision, agreement, vote of stockholders or disinterested directors or otherwise.

TLG has entered into indemnification agreements with each of its current directors and executive officers. These agreements require TLG to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to TLG, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. TLG also intends to enter into indemnification agreements with future directors and executive officers.

Item 21.	Exhibits and Financial Statement Schedules

The following exhibits are filed as part of this registration statement:

Exhibit No	Exhibit

2.1#	Merger Agreement, dated as of November 13, 2022, by and among TLG Acquisition One Corp., Eagle Merger Corp. and Electriq Power, Inc. (attached to the joint proxy statement/consent solicitation statement/prospectus which forms a part of this registration statement as Annex A).

Exhibit No	Exhibit

2.2	First Amendment to Merger Agreement, dated as of December 23, 2022, by and among TLG Acquisition One Corp., Eagle Merger Corp. and Electriq Power, Inc. (attached to the joint proxy statement/consent solicitation statement/prospectus which forms a part of this registration statement as Annex A-1).

2.3	Second Amendment to Merger Agreement, dated as of March 22, 2023, by and among TLG Acquisition One Corp., Eagle Merger Corp. and Electriq Power, Inc. (attached to the joint proxy statement/consent solicitation statement/prospectus which forms a part of this registration statement as Annex A-2).

2.4	Third Amendment to Merger Agreement, dated as of June 8, 2023, by and among TLG Acquisition One Corp., Eagle Merger Corp. and Electriq Power, Inc. (attached to the joint proxy statement/consent solicitation statement/prospectus which forms a part of this registration statement as Annex A-3).

3.1	Amended and Restated Certificate of Incorporation of TLG Acquisition One Corp. (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (File No. 001-39948) filed with the SEC on February 1, 2021).

3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of TLG Acquisition One Corp. (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (File No. 001-39948) filed with the SEC on December 21, 2022).

3.3	Bylaws of TLG Acquisition One Corp. (incorporated by reference to Exhibit 3.3 to the Registrant’s Registration Statement on Form S-1 (File No. 333-252032) filed with the SEC on January 12, 2021).

3.4	Form of Second Amended and Restated Certificate of Incorporation of New Electriq (attached to the joint proxy statement/consent solicitation statement/prospectus which forms a part of this registration statement as Annex B).

3.5	Form of Certificate of Designation of Series A Cumulative Redeemable Preferred Stock of New Electriq (attached to the joint proxy statement/consent solicitation statement/prospectus which forms a part of this registration statement as Annex B-1).

3.6	Form of Amended and Restated Bylaws of New Electriq (attached to the joint proxy statement/consent solicitation statement/prospectus which forms a part of this registration statement as Annex C).

4.1	Warrant Agreement, dated January 27, 2021, by and between TLG Acquisition One Corp. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K (File No. 001-39948) filed with the SEC on February 1, 2021).

4.2	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-1 (File No. 333-252032) filed with the SEC on January 12, 2021).

4.3*	Specimen Class A Common Stock Certificate of New Electriq.

5.1*	Opinion of Gibson, Dunn & Crutcher LLP as to the validity of the securities being registered.

8.1**	Form of Opinion of Gibson, Dunn & Crutcher LLP as to tax matters.

8.2**	Form of Opinion of Ellenoff Grossman & Schole LLP as to tax matters.

10.1	Letter Agreement, dated January 27, 2021, by and among TLG Acquisition One Corp. and RBC Capital Markets, LLC (incorporated by reference to Exhibit 10.13 to the Registrant’s Current Report on Form 8-K (File No. 001-39948) filed with the SEC on February 1, 2021).

Exhibit No	Exhibit

10.2	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form S-1 (File No. 333-252032) filed with the SEC on January 12, 2021).

10.3	Investment Management Trust Agreement, dated January 27, 2021, by and between TLG Acquisition One Corp. and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 001-39948) filed with the SEC on February 1, 2021).

10.4	Amendment No. 1 to Investment Management Trust Agreement, dated December 19, 2022, by and between TLG Acquisition One Corp. and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-39948) filed with the SEC on December 21, 2022).

10.5	Registration Rights Agreement, dated January 27, 2021, by and between the TLG Acquisition One Corp., RBC Capital Markets, LLC and TLG Acquisition Founder LLC (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 001-39948) filed with the SEC on February 1, 2021).

10.6	Securities Subscription Agreement, dated October 13, 2020, between TLG Acquisition One Corp. and TLG Acquisition Founder LLC (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1 (File No. 333-252032) filed with the SEC on January 12, 2021).

10.7	Private Placement Warrants Purchase Agreement, dated January 27, 2021, by and between the Company and Sponsor (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 001-39948) filed with the SEC on February 1, 2021).

10.8	Private Placement Warrants Purchase Agreement, dated January 27, 2021, by and between TLG Acquisition One Corp. and RBC Capital Markets, LLC (incorporated by reference to Exhibit 10.14 of the Registrant’s Current Report on Form 8-K (File No. 001-39948) filed with the SEC on February 1, 2021).

10.9	Letter Agreement between TLG Acquisition One Corp. and RBC Capital Markets, LLC (incorporated by reference to Exhibit 10.13 of the Registrant’s Current Report on Form 8-K (File No. 001-39948) filed with the SEC on February 1, 2021).

10.10	Sponsor Agreement, dated as of November 13, 2022, by and among TLG Acquisition One Corp., TLG Acquisition Founder LLC, Electriq Power, Inc. and the other parties thereto (attached to the joint proxy statement/consent solicitation statement/prospectus which forms a part of this registration statement as Annex D).

10.11	First Amendment to Sponsor Agreement, dated as of June 8, 2023, by and among TLG Acquisition One Corp., TLG Acquisition Founder LLC, Electriq Power, Inc. and the other parties thereto (attached to the joint proxy statement/consent solicitation statement/prospectus which forms a part of this registration statement as Annex D-1).

10.12	Support Agreement, dated as of November 13, 2022, by and among TLG Acquisition One Corp. and the other parties thereto (attached to the joint proxy statement/consent solicitation statement/prospectus which forms a part of this registration statement as Annex E).

10.13	Form of Amended and Restated Registration Rights Agreement (attached to the joint proxy statement/consent solicitation statement/prospectus which forms a part of this registration statement as Annex F).

10.14†	Electriq Power Holdings, Inc. 2023 Equity Incentive Plan (attached to the joint proxy statement/consent solicitation statement/prospectus which forms a part of this registration statement as Annex G).

Exhibit No	Exhibit

10.15	Form of Lock-Up Agreement (attached to the joint proxy statement/consent solicitation statement/prospectus which forms a part of this registration statement as Annex H).

10.16	Form of First Amendment to Lock-Up Agreement (attached to the joint proxy statement/consent solicitation statement/prospectus which forms a part of this registration statement as Annex H-1).

10.17	Form of Second Amendment to Lock-Up Agreement (attached to the joint proxy statement/consent solicitation statement/prospectus which forms a part of this registration statement as Annex H-2).

10.18	Form of Second Lock-Up Agreement (attached to the joint proxy statement/consent solicitation statement/prospectus which forms a part of this registration statement as Annex I).

10.19	Form of Stockholders’ Agreement (attached to the joint proxy statement/consent solicitation statement/prospectus which forms a part of this registration statement as Annex J).

10.20	Amended and Restated Securities Purchase Agreement, dated December 23, 2022, between Electriq Power, Inc. and John Michael Lawrie (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K (File No. 001-39948) filed with the SEC on December 23, 2022).

10.21	First Amendment to Amended and Restated Securities Purchase Agreement, dated March 22, 2023, between Electriq Power, Inc. and John Michael Lawrie (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K (File No. 001-39948) filed with the SEC on March 23, 2023).

10.22	Securities Purchase Agreement, dated as of June 8, 2023, by and between Electriq Power, Inc. and John Michael Lawrie.

10.23	Securities Purchase Agreement, dated as of June 8, 2023, by and between Electriq Power, Inc. and O’Shanter Development Company Limited.

10.24	Form of Securities Purchase Agreement, dated as of June 8, 2023, by and between Electriq Power, Inc. and certain investors.

10.25	Form of Securities Purchase Agreement, dated as of June 8, 2023, by and between TLG Acquisition One Corp. and certain investors.

10.26	Securities Purchase Agreement, dated as of June 8, 2023, by and between TLG Acquisition One Corp. and Michael John Lawrie.

10.27	Electriq Power, Inc. Notes Conversion Agreement, dated as of June 8, 2023, by and between Electriq Power, Inc., TLG Acquisition One Corp. and John Michael Lawrie.

10.28	Form of Notes Conversion Agreement, dated as of June 8, 2023.

10.29	Securities Purchase Agreement, dated as of June 8, 2023, by and between Electriq Power, Inc. and John Michael Lawrie.

10.30	Securities Purchase Agreement, dated as of June 8, 2023, by and between Electriq Power, Inc. and Jonathan Krehm.

10.31	Securities Purchase Agreement, dated as of June 8, 2023, by and between Electriq Power, Inc. and O’Shanter Development Company Ltd.

10.32	Securities Purchase Agreement, dated as of June 8, 2023, by and between Electriq Power, Inc. and 1961823 Ontario Inc.

10.33*	Form of Indemnification Agreement.

16.1**	Letter regarding change in certifying accountant.

21.1*	List of Subsidiaries.

23.1	Consent of WithumSmith+Brown, PC.

23.2	Consent of RSM US LLP.

23.3*	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1 hereto).

23.4**	Consent of Gibson, Dunn & Crutcher LLP as to tax matters (included in Exhibit 8.1 hereto).

Exhibit No	Exhibit

23.5**	Consent of Ellenoff Grossman & Schole LLP as to tax matters (included in Exhibit 8.2 hereto).

24.1**	Power of Attorney (included on signature page to the initial filing of this registration statement).

99.1*	Form of Proxy Card.

99.2	Consent of Kroll, LLC.

99.3**	Consent of Frank Magnotti to be named as a director.

99.4**	Consent of Carol L. Coughlin to be named as a director.

99.5**	Consent of Neha Palmer to be named as a director.

99.6**	Consent of Kristina Peterson to be named as a director.

99.7**	Consent of Gideon Soesman to be named as a director.

101.INS	Inline XBRL Instance Document (the XBRL Instance Document does not appear in the Interactive Data File because its iXBRL tags are embedded within the Inline XBRL document).

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

107	Filing Fee Table.

*	To be filed by amendment.
**	Previously filed.
#

Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601. The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

†	Indicates management contract or compensatory plan or arrangement.

Item 22.	Undertakings

The undersigned registrant hereby undertakes:

A.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

B.

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

D.

That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

E.

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

F.

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

G.

That every prospectus (i) that is filed pursuant to paragraph (F) immediately preceding, or (ii) that purports to meet the requirements of section 10 (a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

H.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

I.

To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Palm Beach, State of Florida, on the 8th day of June, 2023.

TLG ACQUISITION ONE CORP.

By:	/s/ John Michael Lawrie
Name: John Michael Lawrie
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following person in the capacities and on the dates indicated.

Signature	Title	Date

/s/ John Michael Lawrie John Michael Lawrie	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	June 8, 2023

* David Johnson	Chief Financial Officer and Director (Principal Financial and Accounting Officer)	June 8, 2023

* Edward Ho	Director	June 8, 2023

* Kristin Muhlner	Director	June 8, 2023

* Zainabu Oke	Director	June 8, 2023

*By:	/s/ John Michael Lawrie
John Michael Lawrie
Attorney-in-fact